Form 20-F
period 2017-12-31
Huami Corp
filed 2018-04-27
CIK 1720446

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . . . . .

Commission file number: 001-38369

Huami Corporation

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Building H8, No. 2800, Chuangxin Road

Hefei, 230088

People’s Republic of China

(Address of Principal Executive Offices)

David Cui, Chief Financial Officer

Building H8, No. 2800, Chuangxin Road

Hefei, 230088

People’s Republic of China

Phone: +86 551-65837200

Email: david.cui@huami.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

American depositary shares, each representing four Class A

ordinary shares Class A ordinary shares, par value US$0.0001 per share*

*Not for trading, but only in connection with the listing on the

New York Stock Exchange of American depositary shares.

New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2017, there were (i) 91,134,327 ordinary shares outstanding, par value of US$0.0001 per share, and (ii) 94,537,315 preferred shares outstanding, par value of US$0.0001 per share, of which 71,641,792 were designated as Series A preferred shares, 2,000,000 were designated as Series B-1 preferred shares and 20,895,523 were designated as Series B-2 preferred shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐  Yes   ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes   ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes   ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒  Yes   ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17   ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐  Yes   ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐  Yes   ☐  No

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADSs” are to our American depositary shares, each of which represents four Class A ordinary shares;
•	“ADRs” are to the American depositary receipts that evidence our ADSs;
•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
•	“Class A ordinary shares” are to our class A ordinary shares, par value US$0.0001 per share;
•	“Class B ordinary shares” are to our class B ordinary shares, par value US$0.0001 per share;
•

“Huami,” “we,” “us,” “our company” and “our” are to Huami Corporation, our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities;

•

“Mobile App MAUs” are to monthly active users of our mobile apps, which are represented by the number of accounts that have been logged into on our mobile apps during a given calendar month. The numbers of our Mobile App MAUs are calculated using internal company data that have not been independently verified. It is possible that some users may have set up more than one account;

•	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
•	“Our platform” is to the products and mobile apps that we provide to users and platform partners;
•	“RMB” or “Renminbi” are to the legal currency of China;
•	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States; and
•	“Xiaomi Wearable Products” are to Xiaomi-branded smart bands, watches (excluding children watches and quartz watches), scales and associated accessories, which we design and manufacture for Xiaomi.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;
•	our future business development, financial conditions and results of operations;
•	the expected growth of the smart wearable devices industry;
•	our expectations regarding demand for and market acceptance of our products and services;
•	our expectations regarding our relationships Xiaomi, our other distributors, customers, contract manufacturers, component suppliers, strategic partners and other stakeholders;
•	competition in our industry; and
•	relevant government policies and regulations relating to our industry.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following summary consolidated statements of operating data for the years ended December 31, 2015, 2016 and 2017, summary consolidated balance sheet data as of December 31, 2016 and 2017 and summary consolidated cash flow data for the years ended December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated balance sheet data as of December 31, 2015 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Summary Consolidated Statements of Operating Data:
Revenues(1)	896,458	1,556,476	2,048,896	314,910
Cost of revenues(2)	785,867	1,280,324	1,554,194	238,875
Gross profit	110,591	276,152	494,702	76,035
Operating expenses:
Research and development expenses(3)	61,553	132,304	153,827	23,643
General and administrative expenses(3)	69,984	102,644	114,880	17,657
Selling and marketing expenses	19,168	27,821	44,026	6,767
Total operating expenses	150,705	262,769	312,733	48,067
Operating (loss)/income	(40,114)	13,383	181,969	27,968
Other income and expenses:
Realized gain from investments	—	—	2,373	365
Interest income	255	754	3,003	462
Other income	1,109	14,726	4,555	699
(Loss)/income before income tax	(38,750)	28,863	191,900	29,494
Income tax benefit/(expense)	897	(3,088)	(27,611)	(4,244)
(Loss)/income before loss from equity method investments	(37,853)	25,775	164,289	25,250
Loss from equity method investments	—	(1,829)	2,806	431
Net (loss)/income	(37,853)	23,946	167,095	25,681
Less: net loss attributable to non-controlling interest	—	—	587	90
Net (loss)/income attributable to Huami Corporation	(37,853)	23,946	167,682	25,771
Net (loss)/income per share attributable to Huami Corporation:
Basic (loss)/income per ordinary share	(1.22)	(0.22)	0.68	0.10
Diluted (loss)/income per ordinary share	(1.22)	(0.22)	0.65	0.10

Notes:

(1)	Includes RMB876.7 million, RMB1,449.9 million and RMB1,778.6 million (US$273.4 million) with related parties for the years ended December 31, 2015, 2016 and 2017, respectively.
(2)	Includes RMB762.9 million and RMB1,198.3 million and RMB1,355.5 million (US$208.3 million) with related parties for the years ended December 31, 2015, 2016 and 2017, respectively.
(3)

Share-based compensation expenses were included in operating expenses. Our share-based compensation expenses were the result of (i) our grants of options, restricted shares and restricted share units under our share incentive plans to our employees, and (ii) the share restriction agreements entered into among our founders and our preferred shareholders in relation to our private financing transactions in January 2014 and April 2015. For the years ended December 31, 2015, 2016 and 2017, we recorded share-based compensation expenses of RMB37.2 million, RMB50.8 million and RMB51.5 million (US$7.9 million), respectively, in relation to the vesting of the restricted shares of our founders under the share restriction agreements.

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	219,987	153,152	366,336	56,305
Accounts receivable (net of allowance of nil, nil and nil as of December 31, 2015, 2016 and 2017, respectively)	21,924	19,707	32,867	5,052
Amount due from related parties	172,966	476,698	578,454	88,907
Inventories	89,946	192,372	249,735	38,384
Non-current assets:
Property, plant and equipment, net	2,926	10,801	28,755	4,420
Total assets	529,079	972,896	1,465,517	225,246
Current liabilities:
Accounts payable	252,073	524,072	707,782	108,784
Bank borrowings	—	10,000	30,000	4,611
Total liabilities	277,823	634,370	887,735	136,443
Total liabilities, mezzanine equity and equity	529,079	972,896	1,465,517	225,246

	Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(6,767)	17,266	238,336	36,632
Net cash used in investing activities	(4,911)	(99,387)	(38,881)	(5,976)
Net cash provided by financing activities	214,063	10,024	20,089	3,087
Net increase/(decrease) in cash and cash equivalents	202,385	(72,097)	219,544	33,743
Exchange rate effect on cash and cash equivalents	10,226	5,262	(3,175)	(488)
Cash, cash equivalents and restricted cash at the beginning of year	7,376	219,987	153,152	23,539
Cash, cash equivalents and restricted cash at end of year	219,987	153,152	369,521	56,794

Exchange Rate Information

Our reporting currency is Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report, for the amounts not otherwise recorded in our consolidated financial statements included elsewhere in this annual report, is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate in effect on December 29, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the rate was RMB6.2945 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5392	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 20)	6.2945	6.2859	6.3045	6.2655

Source: Federal Reserve Statistical Release

(1)

Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

Xiaomi is our most important customer and distribution channel. Any deterioration of our relationship with Xiaomi or reduction of sales of Xiaomi Wearable Products could have a material adverse effect on our operating results.

Xiaomi is the sole customer and distribution channel for all Xiaomi Wearable Products, and it currently holds 14.9% of our total outstanding shares. For the years ended December 31, 2015, 2016 and 2017, sales of Xiaomi Wearable Products contributed 97.1%, 92.1% and 78.8% of our revenues, respectively.

We entered into a strategic cooperation agreement with Xiaomi in October 2017, which grants us the most-preferred-partner status globally to develop future Xiaomi Wearable Products. This strategic cooperation agreement can be terminated by Xiaomi and we can therefore lose the most-preferred-partner status if we fail to meet the various requirements set out in the agreement, such as requirements on product launching timetable, product quality and annual sales target of Xiaomi Wearable Products. In addition, Xiaomi has the option to develop by itself or engage other companies to develop similar and competing products, if such companies can offer better terms and services than we do—for example such companies may ask for less profit sharing or less intellectual property rights from their cooperation with Xiaomi. The strategic cooperation agreement will expire in October 2020; we cannot assure you that we will be able to renew this agreement upon its expiry or on the same terms. If for any reason, we cannot maintain our cooperation relationship with Xiaomi, our business and operation results may be materially adversely affected. For more details of the strategic cooperation agreement with Xiaomi, including under what circumstances it can be early terminated, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transaction—Our Relationship with Xiaomi—Strategic Cooperation Agreement.” In addition, pursuant to our business cooperation agreement with Xiaomi, we and Xiaomi shall jointly set the retail price of Xiaomi Wearable Products, which may affect our ability to continue to increase the selling price and margin of Xiaomi Wearable Products.

Xiaomi is also an important distribution channel for our self-branded products. If Xiaomi is not successful in selling our products, which in turn can be due to various reasons, including lower demand, market competition and decreasing efficiency of distribution network, our revenue may decrease. Furthermore, negative publicity related to Xiaomi, including products offered by Xiaomi, the celebrities Xiaomi is associated with, or even the labor policies of any of Xiaomi’s suppliers or manufacturers may have a material adverse effect on the sales of our products.

In addition, Xiaomi sells a broad spectrum of electronic products through its online and offline channels. We cannot assure you that our products can always receive the same level of attention and promotion efforts from Xiaomi as they have been so far receiving. In the event that Xiaomi dedicates less resources in promoting and selling our products, our revenue may decrease as well. If we lose Xiaomi as our customer or distribution channel for any reason, we will need to build a larger distribution network on our own, which can be time and resource consuming, and there is no assurance that we can achieve that in an effective and efficient manner, or at all.

When exercising its rights as our shareholder, Xiaomi may take into account not only the interests of our company and our shareholders but also its interests and the interests of its other affiliates. The interests of our company and our shareholders may at times conflict with the interests of Xiaomi and its affiliates. Such conflicts may result in lost corporate opportunities for our company, including opportunities to enter into lines of business that may overlap with those pursued by Xiaomi and/or the companies within its ecosystem.

If we fail to successfully and timely develop and commercialize new products, services and technologies, our operating results may be materially adversely affected.

Historically, sales of smart bands and watches contributed a significant majority of our revenues and our growth has been influenced by our product launches and product cycle. In particular, sales of our smart band products and watches (including Mi Bands and Amazfit Bands) contributed 81.7%, 85.8% and 86.6% of our total revenues in the years ended December 31, 2015, 2016 and 2017, respectively. Our future growth depends on whether we can continually develop and introduce new generations of our existing product lines and new forms of smart wearable technology with enhanced functionalities and value-added services in a timely manner. This is particularly important in the current industry landscape where technology and consumer preference evolve constantly and rapidly, which may cause our existing products to reach the end of their lifecycles prematurely and require us to introduce new products with enhanced functionalities to sustain our growth. Our capability to roll out new or enhanced products and services in turn depend on a number of factors, including timely and successful research and development efforts by us as well as our suppliers to bring cutting-edge technologies to the market and quality control of service provision and product manufacturing and our distribution channels. Pursuant to our strategic cooperation agreement with Xiaomi, we are also required to consult Xiaomi regarding the product launch timetable for Xiaomi Wearable Products. If we are unable to commercialize appealing new products, functionalities, services or innovative technologies leveraging our data in a timely manner and introduce them to consumers at attractive price points compared to our existing products and competing products, or our new products, services or technologies are not accepted or adopted by consumers, our competitors may increase their market share, which could adversely impact our operating results. In addition, the research and development of new or enhanced products and services can be complex and costly. Given the complexity, we could experience delays in completing the development and introduction of new and enhanced services and products in the future. Our research and development effort may not yield the benefits we expect to achieve at all after we dedicate our time and resources into it.

We are endeavoring to apply our products in more scenarios, and medical use is one area that we put in significant efforts. Some of our existing products monitor users’ cardiac cycle, which have significant potential for medical application. For example, a doctor may use our products to monitor the cardiac cycle of his or her patients. In such applications, our products may be deemed as medical devices, and we may be required to obtain the relevant medical device registration certificate. In addition, we may be required to obtain the relevant medical device registration certificates for our existing products if any new rules or regulations promulgated by relevant governmental authorities classify our existing products as medical devices. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Medical Device.” We have obtained the medical device registration certificate for our ECG health band products, and we are in the process of applying for medical device registration certificate for our Mi Body Fat Scale, so that they can be or will be advertised and sold as medical devices, possibly through prescription by physicians. The process of obtaining regulatory clearances or approvals to market a medical device, however, can be costly and time consuming. We may not be able to obtain these clearances or approvals on a timely basis, or at all, in order to extend our business into medical use wearable device market. Moreover, even if we successfully obtain the required approvals for our products, given the complex and stringent nature of regulation on medical devices, failure to comply with applicable China Food and Drug Administration (CFDA) regulations will subject us to enforcement actions such as fines, civil penalties or recalls of products, which could harm our reputation and operating results.

We operate in highly competitive markets and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our revenue and profitability.

We offer a number of products and services and compete with a variety of competitors. For example, the smart wearables market has a multitude of participants, including consumer electronics companies specialized in smart wearable technology, such as Fitbit and Garmin; large, broad-based consumer electronics companies that either compete in our market or adjacent markets, or have announced plans to do so, such as

Huawei, Apple and Samsung; traditional health and fitness companies and traditional watch companies. We also face competition from local providers of similar products in the various regions and countries where our products are distributed. Intensified competition may result in pricing pressures and reduced profit margins and may impede our ability to continue to increase the sales of our products or cause us to lose market share, any of which could substantially harm our results of operations.

Many of our existing and potential competitors enjoy substantial competitive advantages, such as: (i) longer operating history, (ii) the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products, (iii) more established relationships with a larger number of suppliers, contract manufacturers and channel partners, (iv) access to larger and broader user bases, (v) greater brand recognition, (vi) greater financial, research and development, marketing, distribution and other resources, (vii) more resources to make investments and acquisitions, (viii) larger intellectual property portfolios, and (ix) the ability to bundle competitive offerings with other products and services.

If we are unable to anticipate and satisfy consumer preferences in a timely manner or technological innovation renders existing smart wearable technology non-competitive or obsolete, our business may be materially and adversely affected.

Consumer preferences in smart wearable devices are changing rapidly and difficult to predict. Consumers may decide not to purchase our products and services as their preferences shift to different types or designs of smart wearable devices, or even move away from these categories of products and services altogether. In particular, new technologies might bring about industry-wide impacts and make the category of smart bands and watches less appealing or obsolete. In addition, our new products and services with additional features have higher prices than many of our earlier products, which may not appeal to as large a consumer base. Accordingly, if we fail to anticipate and satisfy consumer preferences in a timely manner, or if it is perceived that our future products and services will not satisfy consumer preferences, our business may be adversely affected.

In addition, as the smart wearable technology continues to develop, the functions of smart bands and smart watches may converge, which in turn may cause our smart band product lines to compete with our smart watch product lines and inhibit our future growth.

Our future success depends on our ability to promote our own brands and protect our reputation. The failure to establish and promote our brands, including Amazfit, and any damage to our reputation will hinder our growth.

Since September 2015, we have begun to use the brand, “Amazfit,” to sell our products that are not designed and manufactured for Xiaomi to address the middle to high-end market. Prior to that, all of our products were Xiaomi Wearable Products. We believe the strategy to establish and promote our own brand is crucial to our future success as it expands our addressable market and gives us more flexibility in terms of pricing, distribution and marketing compared to our cooperation with Xiaomi on Xiaomi Wearable Products. We have invested, and will need to continue to dedicate, significant time, efforts and resources to build our own brand recognition. Shipments of our self-branded products have increased from approximately 0.3 million units in 2016 to approximately 1.0 million units in 2017. For the years ended December 31, 2016 and 2017, revenues from our self-branded products and others segment, substantially all of which was from the sales of our self-branded products, were RMB122.3 million and RMB434.4 million (US$66.8 million), representing 7.9% and 21.2% of our total revenues, respectively. However, we cannot guarantee that the shipment of our self-branded products will continue to grow, or that our promotion efforts will ultimately be successful, as it involves numerous factors including the effectiveness of our marketing efforts, our ability to provide consistent, high quality products and services, and our consumers’ satisfaction with the technical support and software updates we provide.

In addition, negative publicity related to our brand, products, contract manufacturers, component suppliers, distributors, strategic partners and the celebrities we are associated with could damage and offset our effort to promote our own brands. For example, our company name in Chinese character, “  ”, has been preempted as a trademark by a company unaffiliated to us under certain trademark categories in China. This company currently manufactures and sells products and service lines similar to ours using this trademark. As a result, consumers may be confused and associate any quality issue on the products and services they provide with us, which will have an adverse impact on our brand image.

We do not have internal manufacturing capabilities and rely on several contract manufacturers to produce our products. If we encounter issues with these contract manufacturers, our business, brand and results of operations could be harmed.

We do not maintain our own manufacturing capabilities and rely on contract manufactures to produce our products. We assign the production of Mi Band series and Mi Smart Scale series to a number of manufacturers while each of our self-branded product lines is assigned to a corresponding manufacturer. We may experience operational difficulties with our manufacturers, including reductions in the availability of production capacity, failures to comply with product specifications, insufficient quality control, failures to meet production deadlines, increases in manufacturing costs and longer lead time required. Our manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases or other similar problems. In addition, we may not be able to renew contracts with our contract manufacturers or identify manufacturers who are capable of producing new products we target to launch in the future.

We are susceptible to supply shortages, long lead time for raw materials and components, and supply changes, any of which could disrupt our supply chain and have a material adverse impact on our results of operation because some of the key components of our products, such as Bluetooth Low Energy (BLE) system-on-chip and sensors, come from a limited number or a single source of supply.

All of the components and raw materials used to produce our products are sourced from third-party suppliers, and some of these components are sourced from a limited number of or a single supplier. Therefore, we are subject to risks of shortages or discontinuation in supply, long lead time, cost increases and quality control issues with the limited sources of suppliers. In addition, some of our suppliers may have more established relationships with our competitors, and as a result of such relationships, such suppliers may choose to limit or terminate their relationship with us or prioritize our competitors’ orders in the case of supply shortages. We have in the past experienced and may in the future experience component shortages. For example, we have experienced component shortages and longer lead time for components such as PPG (photoplethysmography) sensors and gravity sensors, most recently in the third quarter of 2017 due to higher than expected demand for Xiaomi Wearable Products and our smart watches product lines. In addition, as many of electronics component suppliers are concentrated in East and Southeast Asia, there have been industry-wide conditions, natural disasters and global events in the past that have caused material shortages for components, such as a shortage of flash memory in 2011 in aftermath of the tragic earthquake and tsunami in Japan. While component shortages have historically been immaterial, they could be material in the future.

In the event of a component shortage or supply interruption from suppliers of key components, we will need to identify alternate sources of supply, which can be time-consuming, difficult and costly. We may not be able to source these components on terms that are acceptable to us, or at all, which may undermine our ability to meet our production requirements or to fill our orders in a timely manner. This could cause delays in shipment of our products, harm our relationships with our customers, distributors and users, and adversely affect our results of operations.

Our operating results could be materially harmed if we or Xiaomi is unable to accurately forecast consumer demand for our products and services or manage our inventory.

To ensure adequate inventory supply for our products, we procure raw materials and components based on sales and production forecasts. The ability to accurately forecast demand for our products and services could be affected by many factors, including changes in customer demand for our products and services or our competitors’, sales promotions by us or our competitors, sales channel inventory levels, and unanticipated changes in general market and economic conditions. In addition, as we continue to introduce new products and services, we may also face challenges managing the production plan of our existing products, which may in turn affect the inventory management for our existing products. If we or our customers fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which may cause our gross margin to suffer and could impair the strength of our brand. On the other hand, in the case we experience shortage of products, we may be unable to meet the demand for our products, and our business and operating results could be adversely affected. We expect that it will become more difficult to forecast demand as we introduce and develop a more diverse product portfolio and as market competition for similar products intensifies.

Our intellectual property and proprietary rights may not adequately protect our products, and our business may suffer if it is alleged or determined that our technologies, products, or other aspects of our business infringe third party intellectual property or if third parties infringe our rights.

We may fail to own or apply for key trademarks or patents on important products, services, technologies or designs in a timely fashion, or at all. For example, our company name in Chinese characters, “  ”, has been registered as a trademark by a company unaffiliated to us in certain trademark categories in China. As such, we currently cannot use the “  ” trademark in certain categories of products and our self-branded products are sold under the brand name of “Amazfit.” In addition, this company currently manufactures and sells products and service lines similar to ours under the “ ” trademark. As a result, consumers may be confused and associate any quality issue on the products and services they provide with us, which will have an adverse impact on our brand image. Furthermore, the “  ” trademark in several other trademark categories—which is contractually owned jointly by Xiaomi and us—is currently registered under the name of Xiaomi alone. Xiaomi is in the process of transferring its title to us pursuant to the relevant agreement. However, in the event that the transfer process is not completed as planned, we will not be able to use “  ” as a trademark in these additional categories as well. We have registered “Amazfit” as our trademarks in China in several categories and in the U.S., and we are in the process of registering it in additional categories or in combination with logo. There can be no assurance, however, that we will be able to register the trademark of “Amazfit” in all categories or all format as we desire.

Various other issues may arise with respect to our intellectual property portfolio. We and Xiaomi are co-owners of certain patents, certain other intellectual properties and user data related to Xiaomi Wearable Products. There is a possibility that Xiaomi may use these intellectual properties and user data to develop and manufacture competing products on its own or engage other companies leveraging such resources to do so. In addition, we may not have sufficient intellectual property rights in all countries and regions where unauthorized third-party copying or use of our proprietary technology may occur and the scope of our intellectual property might be more limited in certain countries and regions. Our existing and future patents may not be sufficient to protect our products, services, technologies or designs and/or may not prevent others from developing competing products, services, technologies or designs. We cannot predict the validity and enforceability of our patents and other intellectual property with certainty.

Litigation may be necessary to enforce our intellectual property rights. Initiating infringement proceedings against third parties can be expensive and time-consuming, and divert management’s attention from other business concerns. We may not prevail in litigation to enforce our intellectual property against unauthorized use.

Additionally, we receive from time to time letters alleging infringement of patents, trademarks or other intellectual property rights by us.

We collect, store, process and use personal information and other user data, which subjects us to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches or our actual or perceived failure to comply with such legal obligations could harm our brand and business.

Exploring growth opportunities with our wealth of data is one of our key strategies. Due to the volume and sensitivity of the personal information and biometric data we collect and manage and the nature of our products, the security features of our enterprise platform and information systems are critical.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and user information. However, our enterprise platform and information systems may be targets of attacks, such as viruses, malware or phishing attempts by cyber criminals or other wrongdoers seeking to steal our user data for financial gain or to harm our business operations or reputation. The loss, misuse or compromise of such information may result in costly investigations, remediation efforts and notification to affected users. If such content is accessed by unauthorized third parties or deleted inadvertently by us or third parties, our brand and reputation could be adversely affected. Cyber-attacks could also adversely affect our operating results, consume internal resources, and result in litigation or potential liability for us and otherwise harm our business. In addition, according to our cooperation agreement with Xiaomi, both Xiaomi and we have access and can collect and use user data of Xiaomi Wearable Products. Consequently, any leak or abuse of user data by Xiaomi may be perceived by consumers as a result of the compromise of our information security system. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, could cause our users to lose trust in us and could expose us to legal claims.

A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another, which might become a particular concern as we accelerate our international expansion. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

If we continue to grow, we may not be able to effectively manage our growth and the increased complexity of our business, which could negatively impact our brand and financial performance.

Since our founding in December 2013, our company has experienced rapid growth. Continued growth of our business requires us to expand our product development, sales and marketing, and distribution functions, to upgrade our management information systems and other processes and technology, and to secure more space for our expanding workforce. Such expansion could increase the strain on our resources, and we could experience serious operating difficulties, including difficulties in hiring, training, and managing an increasing number of employees.

As we only have a limited history of operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to plan for and model future growth. Our limited operating experience at this scale, combined with the rapidly evolving nature of the market in which we sell our products and services, substantial uncertainty concerning how these markets may develop, and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. As such, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more developed and predictable market. Failure to manage our future growth effectively could have an adverse effect on our business, which, in turn, could have an adverse impact on our operating results and financial condition.

We are subject to a variety of costs and risks due to our continued expansion internationally that may not be successful and could adversely affect our profitability and operating results.

Our products have international versions that are manufactured for sales and distribution in overseas markets. The shipment volume of international versions of our products, as a percentage of our total shipment volume, increased from 7.9% in 2015 to 12.8% in 2016 and further to 23.8% in 2017. International expansion represents a large opportunity to further grow our business and enhance our competitive position, and is one of our core strategies.

We may enter into new geographic markets where we have limited or no experience in marketing, selling, and localizing and deploying our products. International expansion has required and will continue to require us to invest significant capital and other resources and our efforts may not be successful. International sales and operations may be subject to risks such as:

•	limited brand recognition (compared with our home market in China);
•	costs associated with establishing new distribution networks;
•	foreign consumers’ preferences and customs;
•	difficulties in staffing and managing foreign operations;
•	burdens of complying with a wide variety of local laws and regulations, including packaging and labeling;
•	adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;
•	political and economic instability;
•	trade restrictions;
•	differing employment practices and laws and labor disruptions;
•	the imposition of government controls;
•	lesser degrees of intellectual property protection;
•	tariffs and customs duties and the classifications of our goods by applicable governmental bodies; and
•	a legal system subject to undue influence or corruption.

The occurrence of any of these risks could negatively affect our international business and consequently our business and operating results. In addition, the concern over these risks may also prevent us from entering into or releasing certain of our products in certain markets.

Our current international expansion efforts primarily depend on Xiaomi’s brand recognition and distribution channels in markets outside China. If we are unable to leverage such advantage in the future, such as in the event that the brand recognition of Xiaomi deteriorates or Xiaomi fails to establish its global distribution network, our expansion efforts will be hindered.

We cooperate with a wide range of strategic partners to enable diversified application scenarios. If we fail to expand or maintain the pool of our strategic partners, the number of application scenarios of our products may not grow as quickly, or at all, which may reduce the attractiveness of our products. Any underperformance or negative publicity of our strategic partners may also adversely affect our operating results.

It requires resources and contributions from a variety of market players to capitalize on the data and user base that we have accumulated so far. We have been actively seeking strategic cooperation opportunities on this front to create diverse application scenarios of our products. If we fail to expand or maintain the pool of our partners, the growth of application scenarios of our products may slow down or even wither, which in turn may affect the willingness of our users to purchase our products.

As in any cooperation relationship, the success of our initiatives to extend the application scenarios of our products together with our strategic partners involves many factors beyond our control. Additionally, there can be no assurances that our choices of strategic partners can always deliver satisfactory performance to our users, that our strategic partners would not replace us with any of our competitors, and that our current strategic partners would not leave the market. Further, as we associate ourselves with these strategic partners in providing services, any negative publicity on them may also have adverse impact on our own reputation.

Our future success depends on the continuing efforts of our key employees, including our founder Mr. Wang Huang, and on our ability to attract and retain highly skilled personnel and senior management.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. In particular, we are highly dependent on the contributions of our founder Mr. Wang Huang, as well as other members of our senior management team. The loss of any key personnel could be disruptive to our operations and research and development activities, reduce our employee retention and revenue, and impair our ability to compete.

Certain director may have conflicts of interest.

One of our directors Mr. De Liu is also a co-founder and a senior vice president of Xiaomi. Such association may give rise to potential conflicts of interest, especially with regarding to our business cooperation with Xiaomi. Directors of our Company are required by law to act honestly and in good faith with a view to the best of our interests and to disclose any interest that they may have in any of our projects or opportunities. In addition, we have adopted a code of ethics and an audit committee charter. The code of ethics provides that an interested director needs to refrain from participating in any discussion among senior officers of our company relating to an interested business and may not be involved in any proposed transaction with such interested business. Furthermore, the audit committee charter provides that most related party transactions must be pre-approved by the audit committee, a majority of which consists of independent directors. Our audit committee charter, however, exempts the pre-approval requirement for related party transactions that are immaterial to us or not unusual by nature. In the event of such transactions with Xiaomi, Mr. Liu will still be entitled to vote in our board meeting, and we cannot assure you that Mr. Liu’s decision will not be impacted by any potential conflict of interest arising from his relationship with Xiaomi.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in 2015 and 2018, which we refer to as the 2015 Plan and the 2018 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under our two share incentive plans, we are authorized to grant options and other types of awards. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2015 Plan is 14,328,358 Class A ordinary shares. The maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2018 Plan is 9,559,607 ordinary shares. The number of shares reserved for future issuances under the 2018 Plan will be increased by (i) a number equal to 1.0% of the total number of outstanding shares, or (ii) such number of shares as may be determined by our board of directors, on the first day of each calendar year during the term of the 2018 Plan beginning in 2018. As of March 31, 2018, awards to purchase 14,291,316 Class A ordinary shares under the 2015 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of March 31, 2018, awards to purchase 3,489,469 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. Some of our outstanding awards set the completion of an initial public offering of our ordinary shares as a performance condition for vesting. As a result, a number of awards have become vested when we completed our initial public offering, and we recorded a significant share-based compensation expense on the completion date of our initial public offering. As of December 31, 2017, our unrecognized share-based compensation expenses amounted to RMB76.2 million (US$11.7 million).

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Competition for highly skilled personnel is often intense and we may incur significant costs or not successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, if any of our senior management or key personnel joins a competitor or forms a competing company, we may lose knowhow, trade secrets, business partners and key personnel. Furthermore, perspective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

Higher labor costs and inflation may adversely affect our business and our profitability.

Labor costs in China have risen in recent years as a result of the enactment of new labor laws and social development. Given our contract manufacturers are currently all located in China, rising labor costs in China will increase their costs, which in turn may be reflected in the manufacturing fees charged by these contract manufacturers to us.

In addition, we have witnessed growing inflation rates in many areas of the world, and particularly in Asia where we procure most of our raw materials, which adversely affects us and our suppliers alike.

The rising costs as a result of higher labor cost of our contract manufacturers and increasing raw material price, on the other hand, cannot be easily passed to end consumers in the form of higher retail sale prices due to severe competition in the smart wearable device market. Our profitability therefore may be adversely affected if labor cost and inflation continue to rise in the future.

Our business is subject to seasonal fluctuations and if our sales fall below our forecasts, our overall financial conditions and results of operations could be adversely affected.

Our business is subject to seasonal fluctuations, which may be caused by product launches and various promotional events hosted by our distributors. Our revenues have been higher in the fourth quarter each year primarily as a result of promotional events organized by TMall and other e-commerce platforms. Accordingly, any shortfall in expected fourth quarter revenue would adversely affect our annual operating results.

Furthermore, our rapid growth may obscure the extent to which seasonality trends have affected our business. Accordingly, yearly or quarterly comparisons of our operating results may not be useful and our results in any particular period will not necessarily be indicative of the results to be expected for any future period.

You should not rely on our Mobile App MAU or number of registered users metrics as indicators of future retention of users, continual user engagement or other revenue opportunities.

Our MAU metric tracks the number of the accounts that have been logged into on our mobile apps during a given calendar month. Our number of registered users metric tracks the number of users who have completed the registration process on our mobile apps as of a specified date. They do not fully capture the frequency and duration that users engage with our devices as users may not sign in or stay logged in on our mobile apps when using our devices. The Mobile App MAU and the number of registered users metrics only represent the potential size or growth of our user community and are not necessarily indicators of the actual size and growth of our user community. In addition, most of the services provided on our mobile apps currently are offered to users for free once they have purchased our smart wearable devices. Therefore, our Mobile App MAU metric should not be relied upon as an indicator of the level of retention of individual users in the future or continual user engagement, nor the potential size and growth of our user community as an indicator for other revenue opportunities.

We may engage in acquisition and investment activities, which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our operating results.

As part of our business strategy, we may acquire or make investments in other companies, products, or technologies to enhance the features and functionality of our devices, and accelerate the expansion of our platform and network of strategic partners. We may not be able to find suitable acquisition or investment candidates and we may not be able to complete acquisition and investment on favorable terms, if at all. If we do complete acquisition and investment as we expect, we may not ultimately strengthen our competitive position or achieve our goals; and any acquisition and investment we complete could be viewed negatively by users or investors. In addition, if we fail to successfully integrate such acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and operating results of the combined company could be adversely affected.

Acquisitions and investments may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, and adversely impact our business, financial condition, operating results, and cash flows. We may not accurately forecast the financial impact of an acquisition or investment transaction, including accounting charges. We would have to pay cash, incur debt, or issue equity securities to pay for any such acquisition and investment, each of which may affect our financial condition or the value of our capital stock and could result in dilution to our shareholders. We had RMB99.0 million (US$15.2 million) of short-term and long-term investments as of December 31, 2017. Most of our investee companies are in their early stages and may not be able to achieve profitability or generate positive operating cash flows in the near future. A partial or complete loss of our investments in these investee companies is possible.

Additionally, we may receive indications of interest from other parties interested in acquiring some or all of our business. The time required to evaluate such indications of interest could require significant attention from management, disrupt the ordinary functioning of our business, and adversely affect our operating results.

An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, and other factors, such as consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit, levels of unemployment, and tax rates. As global economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our operating results and financial condition.

We are subject to governmental economic sanctions laws that could subject us to liability and impair our ability to compete in international markets.

Exports of our products must be made in compliance with various economic and trade sanctions laws in different jurisdictions. For example, U.S. economic sanctions prohibit the provision of products and services to countries, governments, and persons targeted by U.S. sanctions. Even though we take precautions to prevent our products from being provided to targets of U.S. sanctions, our products, including our firmware updates, could be provided to those targets through independent distributors despite such precautions. Any such provision could have negative consequences, including government investigations, penalties and reputational harm. We could be subject to future enforcement action with respect to compliance with governmental economic sanctions laws that result in penalties and costs that could have a material effect on our business and operating results.

Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operation consequences.

We depend on our information technology systems, as well as those of third parties, to develop new products and services, operate our platform, host and manage our services, store data, process transactions, respond to user inquiries, and manage inventory and our supply chain. Any material disruption or slowdown of our systems or those of third parties whom we depend upon, including a disruption or slowdown caused by our failure to successfully manage significant increases in user volume, could cause outages or delays in our services, particularly in the form of interruption of services delivered by our mobile applications, which could harm our brand and adversely affect our operating results. We rely on cloud servers maintained by cloud service providers to store our data, and the majority of the data we collected are hosted at Xiaomi’s cloud servers. Problems with our cloud service providers or the telecommunications network providers with whom they contract could adversely affect the experience of our users. Our cloud service providers could decide to cease providing us services without adequate notice. Any change in service levels at our cloud servers or any errors, defects, disruptions, or other performance problems with our platform could harm our brand and may damage the data of our users. If changes in technology cause our information systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users and our business and operating results could be adversely affected.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and user information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of use of our products and mobile apps. Such individuals or entities obtaining our users’ confidential or private information may further engage in various other illegal activities using such information. Any negative publicity on the safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations.

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms are under increased public scrutiny. As smart wearable and AI technology continue to evolve, we believe that increased regulation by the PRC government of data privacy on the internet is likely. We may become subject to new laws and regulations applying to the collection, processing or use of personal or user information that could affect how we store, process and share data with our users and partners. For example, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration jointly issued the Standard of Information Security Technology—Personal Information Security Specification, which will take effect in May 2018. Pursuant to this new standard, the personal data controller refers to entities or persons who are authorized to determine the purposes and methods for using and processing personal information. The personal data controller should collect information in accordance with the principles of legality and minimization and should also obtain a consent from the information provider. We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, could cause our users to lose trust in us and could expose us to legal claims.

Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.

A portion of the technologies we use incorporates open source software, and we may incorporate open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our products and services that incorporate the open source software for no cost, that we make publicly available source code for modifications or derivative works we create based upon, incorporating, or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose or provide at no cost any of our source code that incorporates or is a modification of such licensed software. If an author or other third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages and enjoined from the sale of our products and services that contained the open source software. Any of the foregoing could disrupt the distribution and sale of our products and services and harm our business.

We are exposed to potential liabilities arising from the products we sell, and costs related to defective products could have a material adverse impact on us.

Contractual disputes over warranties of our products can arise in the ordinary course of business. In extreme situations, we may be exposed to potential injury liabilities as a result of misuse or quality defects of the products we sell. There can be no assurance that we will not experience material product liability losses in the future, or that we will be able to defend such claims at a contained level of cost. We currently do not have product liability insurance, and we cannot assure you that we would be able to obtain insurance coverage with sufficient coverage at an acceptable cost in the future. A successful claim brought against us in excess of our available insurance coverage may have a material adverse effect on our business. Although we had insignificant volume of product replacements or product returns historically, the cost of product replacements or product returns may be substantial, and we could incur substantial costs to implement modifications to fix defects.

In addition, due to the nature of some of our smart wearable devices, some users have had in the past and may in the future experience skin irritations or other biocompatibility issues not uncommon with jewelry or other wearable products that stay in contact with skin for extended periods of time. There have been a limited number of reports from some users of certain of our devices experiencing skin irritations. This negative publicity could harm sales of our products and also adversely affect our relationships with distributors and retailers that sell our products, including causing them to be reluctant to continue to sell our products. If large numbers of users experience these problems, we could be subject to enforcement actions or the imposition of significant monetary fines or other penalties by regulatory agencies, and face personal injury or class action litigation, any of which could have a material adverse impact on our business, financial condition and operating results.

We also rely on the accuracy of sensors and our algorithms to ensure that our products can offer high measurement accuracy. Additionally, usages of our products in different physical environment or by different type of users may require delicate modification of our sensors and algorithms. There is, however, no assurance that functionality of sensors from our suppliers or our algorithms can progress as much and quickly to meet demand of our users. Although we have not received significant claims of inaccuracy of measurements by our products in the past, these claims may occur from time to time. Such claims may further prompt warranty claims, regulatory investigations and litigation. In that case, our brand may suffer from negative publicity, which may then result in loss of consumer confidence and reduction of sales in our products.

We do not maintain insurance coverage which could expose us to significant costs and business disruption.

We do not maintain liability insurance coverage for our products and business operation. A successful liability claim against us due to injuries suffered by our users could materially and adversely affect our financial conditions, results of operations and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are not required to provide a report of management on our internal control over financial reporting, and our independent registered public accounting firm is not required to conduct an audit of our internal control due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. In the course of auditing our consolidated financial statements for the fiscal year ended December 31, 2017, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies as of December 31, 2017, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weaknesses identified related to (i) our lack of accounting personnel with appropriate knowledge of U.S. GAAP and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2018. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Our WFOE has entered into a series of contractual arrangements with our VIEs and their respective shareholders, respectively, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel, (i) the ownership structures of our VIEs in China and our WFOE comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between our WFOE, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	discontinuing or placing restrictions or onerous conditions on our operations through any transactions between our WFOE and our VIEs;
•	imposing fines, confiscating the income from our WFOE or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;
•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

•	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIEs or our right to receive substantially all the economic benefits and residual returns from our VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIEs in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our VIEs and their shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their shareholders to conduct certain of our key businesses. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their respective shareholders of their obligations under the contracts to exercise control over our VIEs. However, the shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIEs. If any disputes relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “Item 3. Key Information—D. Risk Factors—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of each of our VIEs as its nominee shareholders because although they remain the holders of equity interests on record in each of our VIEs, pursuant to the terms of the relevant power of attorney, each such shareholder has irrevocably authorized our WFOE to exercise his, her or its rights as a shareholder of the relevant VIE. However, if our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIEs refuse to transfer their equity interest in our VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIEs may have potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our WFOE’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of certain portion of our business if our VIEs go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIEs, our VIEs and their subsidiaries hold certain assets that are material to the operation of certain portion of our business, including intellectual property and premise. If our VIEs go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and consolidated VIEs in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China. For example, the MOFCOM published a discussion draft of the proposed Foreign Investment Law on January 19, 2015, aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If any of our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, each of which is a wholly foreign-owned enterprise may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIEs. We may make loans to our PRC subsidiaries and VIEs subject to the approval or registration from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or VIEs or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, were triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and registrations as required under SAFE Circular 37 and our PRC resident shareholders, namely Wang Huang, Yunfen Lu, Meihui Fan, Bin Fan, Yi Zhang and Xiaojun Zhang, have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company has become an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Employee Share Options.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Huami Corporation is not a PRC resident enterprise for PRC tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Huami Corporation is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On December 10, 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, with retroactive effect from January 1, 2008, to December 1, 2017. Pursuant to the SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT released Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, effect from December 1, 2017. SAT Public Notice 37 replaced a series of important circulars, including but not limited to SAT Circular 698, and revised the rules governing the administration of withholding tax on China-source income derived by the non-resident enterprise. SAT Public Notice 37 provided certain key changes to the current withholding regime including, such as (i) the withholding obligation for non-resident enterprise deriving dividend arises on the day the payment is actually made rather than on the day of the resolution to declare the dividends; (ii) the provision that non-resident enterprise shall self-report tax within seven days if their withholding agents fail to withhold is removed, etc.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to withholding obligations if our company is transferee in such transactions, under SAT Public Notice 37 and SAT Public Notice 7. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be required to expend valuable resources to comply with SAT Public Notice 37 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have an adverse effect on our financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new offerings, solutions and expansions by us or our competitors;
•	changes in financial estimates by securities analysts;
•	detrimental adverse publicity about us, our services or our industry;
•	additions or departures of key personnel;
•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual class ordinary share structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Our existing shareholders own an aggregate of 193,736,467 Class B ordinary shares, which represent 80.8% of the total outstanding shares and 97.7% of total voting power of our outstanding shares. Therefore, our existing shareholders have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs, each representing four of our Class A ordinary shares, in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We have adopted the second amended and restated memorandum and articles of association. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Our directors, officers and principal shareholders collectively control a significant amount of our shares, and their interests may not align with the interests of our other shareholders.

Currently, our officers, directors and principal shareholders collectively hold 90.6% of total voting power. This significant concentration of share ownership and voting power may adversely affect or reduce the trading price of our ADSs because investors often perceive a disadvantage in owning shares in a company with one or several controlling shareholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring shareholders’ approvals, including electing directors and approving mergers or other business combination transactions. These actions may be taken even if they are opposed by our other shareholders. This concentration of share ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our  amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. The deposit agreement provides that if the depositary does not timely receive voting instructions from the ADS holders and if voting is by poll, then such holder shall be deemed, and the depositary shall deem such holder, to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the Class A ordinary shares underlying the relevant ADSs, with certain limited exceptions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are now a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, the NYSE corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our income and assets (taking into account the market price of our ADSs), we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We commenced operations in December 2013 through Anhui Huami Information Technology Co., Ltd., or Anhui Huami, to develop, manufacture and sell smart wearable devices. In July 2014, we incorporated Huami (Beijing) Information Technology Co., Ltd., or Beijing Huami, to expand our operation.

In December 2014, we incorporated Huami Corporation in Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Shortly following its incorporation, Huami Corporation established a wholly-owned Hong Kong subsidiary, Huami HK Limited. From December 2014 to April 2015, our Cayman holding company Huami Corporation issued ordinary shares and preferred shares to the holding vehicles of the then shareholders of Anhui Huami, in proportion to these shareholders’ then respective equity interest percentages in Anhui Huami.

In February 2015, Huami HK Limited established a wholly-owned subsidiary in China, Beijing Shunyuan Kaihua Technology Co., Ltd., which we refer to as Shunyuan Kaihua or our WFOE in this annual report. Our WFOE later entered into a series of contractual arrangements with Anhui Huami, Beijing Huami, which two entities we collectively refer to as our VIEs in this annual report, and their respective shareholders. These contractual arrangements enable us to exercise effective control over our VIEs; receive substantially all of the economic benefits of our VIEs; and have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law. As a result of these contractual arrangements, each of Anhui Huami and Beijing Huami is our consolidated variable interest entity, which generally refers to an entity in which we do not have any equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have effective financial control over, and are the primary beneficiary of, that entity. We treat each of Anhui Huami and Beijing Huami and their respective subsidiaries as our consolidated affiliated entities under U.S. GAAP and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP. However, those contractual arrangements may not be as effective as direct ownership in terms of providing operational control.

On February 8, 2018, our ADSs commenced trading on the NYSE under the symbol “HMI.” We raised from our initial public offering approximately US$99.0 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

Our principal executive offices are located at Building H8, No. 2800, Chuangxin Road, Hefei, 230088, People’s Republic of China. Our telephone number at this address is +86 551-65837200. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B.	Business Overview

We are a biometric and activity data-driven company with significant expertise in smart wearable technology and one of the leading companies in the smart wearables market globally. We shipped 18.1 million units of smart wearable devices in 2017. As of March 31, 2018, we had shipped a total of 56.5 million devices since our inception in 2013, quickly establishing our global market position and recognition.

Our Smart Devices

Our smart devices mainly include smart bands, smart watches and smart scales.

Smart Bands

Mi Band Series

Mi Band series is our smart band series that is designed and manufactured for Xiaomi. We introduced the first generation model in July 2014, Mi Band 1. Mi Band 1 had three versions, Mi Band 1. Mi Band 1A and Mi Band 1S. In June 2016. we introduced Mi Band 2, featuring all-new design, OLED display, touch button and improved pedometer algorithms. Mi Band 2 tracks time, steps, heart rate, and sleep duration and quality. and sends an idle alert with a gentle buzz to users when they have been sitting still for too long. It also synchronizes with our “M Fit” mobile app to allow users to monitor their running speed and heart rate in real time and to evaluate their sleep quality. In addition, it features vibrating alerts for incoming calls, texts and alarms and allows users to instantly unlock their Xiaomi-branded smartphones by lifting their wrists and moving Mi Band close to smartphones. Mi Band 2 generally has 20 days or more of battery life.

Amazfit Equator

Amazfit Equator is the slimmest, most lightweight activity tracker of our smart band product line. First introduced in September 2015, its innovative features include a full ceramic body and wireless charging technology. It can also communicate and control home appliances that support our product control protocols, including lights and air conditioners. based on users’ body conditions.

Amazfit Moonbeam

Amazfit Moonbeam is a stylish activity tracker that is designed to serve both function and fashion. It was introduced along with Amazfit Equator in September 2015. It comes with a premium leather band and rose gold plated metal case and is available in two colors. It has the same functions as Amazfit Equator.

Amazfit Cor

Amazfit Cor is an activity tracker that features minimalist design, large color screen and enhanced water-resistant capability. It was first introduced in September 2017. It has similar functions as Mi Band 2. Users can switch among four activity modes, including outdoor/indoor running, biking and walking, to enable Amazfit Cot to display different key metrics associated with each activity. It comes with easily interchangeable bands and is available in six colors.

Amazfit Health Band

Amazfit Health Band is what we believe to be the first smart band tracker in the market equipped with ECG sensors that have the capabilities to accurately capture heart rate variability and ECG. enabling users to monitor their heart conditions on a real•time basis. It was first introduced in April 2017. Based on ECG captured on Amazfit Health Band, our mobile apps can then utilize our proprietary big data technology to analyze users' heart conditions and notify users who are at heightened risks of cardiovascular diseases. Similar to our other smart band products. Amazfit Health Band also tracks activity data. including steps, distance traveled, calories burned and sleep duration and quality, and allows users to set vibrating alerts for incoming calls, app notifications and alarms.

Smart Watches

Amazfit Stratos

Amazfit Stratos is the newest model of our smart watch line, introduced in December 2017. It is water-resistant up to 50 meters, which is perfect for swimmers who want to track their activity data under water. It provides 11 activity and sports modes, covering everyday activities and exercises as well as competitive sports such as triathlon and cross-country running. In addition to the key metrics such as pace, cadence and distance. Amazfit Stratos also provides performance indicators such as maximal oxygen uptake (V02 max), training load, training effect and recovery time. Amazfit Stratos also supports mobile payment through Atipay. Amazfit Stratos has an enhanced luxury version, Amazfit Stratos Plus.

Amazfit Pace

Amazfit Pace is a GPS-enabled sports smart watch. It holds five days of battery life and tracks key data, including pace, cadence, distance, elevation, time and heart rate as well as other data. It was first introduced in August 2016. Users can choose from a wide range of activity and sport modes based on their activities. including outdoor/indoor running, trail running, walking, outdoor/indoor biking and elliptical. Amazfit Pace provides music storage for up to 500 soundtracks and is equipped with Bluetooth chipsets so that users can enjoy their favorite music phone-free while running. It comes with guided training plans that cater to different runner levels such as beginner, 5K, 10K and marathon runners. Users can customize the watch face by uploading their personal photos, and can receive calls, texts, emails and app notifications via the always-on display. Amazfit Pace also supports mobile payment through Alipay and Xiaomi's voice-activated smart home devices.

Amazfit BIP

Amazfit BIP is a lightweight GPS-enabled sports smart watch, first introduced in July 2017. It holds 45 days of battery life and provides four different activity modes, including walking, outdoor/indoor running and biking and tracks pace, distance, elevation, heart rate and other data. Similar to our other products. it sends vibrating alerts for incoming calls, texts, emails and app notifications.

Smart Scales

Mi Body Fat Scale

Mi Body Fat Scale is our advanced smart scale that measures muscle mass, metabolism, visceral fat level, bone mass, body water percentage and body shape in addition to weight, body fat percentage and BMI. It was first introduced in February 2017. It recognizes up to 16 individual users separately with no limit on weight records.

Mi Smart Scale

Mi Smart Scale is our entry-level Bluetooth-connected scale that tracks weight and BMI, first introduced in March 2015. It is embedded with a high-precision sensor and is made of manganese steel. It utilizes three different algorithms to collect and interpret data, achieving half the error margin than that of comparable weighing scales It automatically identifies each family member and can store up to 16 user profiles with up to 800 weight records. It automatically synchronizes with our “Mi Fit” app to display easy-to-read graphs with weight stats and progress.

We also offer a wide range of accessories including bands, watch straps, necklaces, sportswear, etc. Several of our products have been recognized by numerous industrial design awards, including iF Product Design Award, Red Dot Product Design Award and China Red Star Design Award.

Products in Development

We continue to focus on new product development to address evolving user preferences and enhance our market-leading positions. In general, we launch a new version of our existing smart bands and watches every 12-24 months, in addition to new products and services that we introduce from time to time. Leveraging our continued success in the Mi Band series, we plan to launch Mi Band 3 in 2018.

Our Mobile Apps

We mainly offer two types of mobile apps: our “Mi Fit” mobile app to users of Xiaomi Wearable Products and our “Amazfit” mobile app to users of our self-branded products. Both of our mobile apps sync automatically with and display real-time data from our devices. They use charts and graphs to display the activity and biometric data collected from users. Our “Mi Fit” mobile app is designed with a focus on sports and fitness functions while our “Amazfit” mobile app emphasizes functions relating to health and medical care.

We launched “Mi Fit” mobile app in July 2014 and “Amazfit” mobile app in November 2015. The number of registered users of our mobile apps increased from 31.5 million as of December 31, 2016 to 56.1 million as of December 31, 2017. Since our inception in 2013, we have amassed a large user base. In March 2018, we had 12.8 million Mobile App MAUs.

We developed our mobile apps to support and expand the functionalities of our smart wearable devices as a way to attract users and promote sales of our wearable devices. We generate certain miscellaneous revenues from our mobile apps, including through sales of products via in-app store and in-app advertising services. However, the amounts of such revenues are immaterial. We continue to provide innovative features and functionalities to users through our mobile apps, including the following:

•

Feed. Users can upload vivid content, such as status updates, workout photos and videos, to our apps community through Amazfit Circle function to share and interact with friends and fellow users. Users can create posts, follow other users, like and make comments on other users’ posts.

•

Discover. Users can discover and sign up for exciting online and offline sports and fitness events, such as our 21-Day Healthy Lifestyle Challenge and the Beijing International Marathon, directly via our apps, to compete with other users and win rewards from our partners for their participation.

•	Workout Tutorials and Health Tips. Users can watch workout tutorials and learn helpful tips in our apps to enhance the effectiveness of their training and to learn how to maintain a healthy lifestyle.
•	E-Commerce. Users can purchase our products and sports gear directly through our in-app store.
•

Fitness campaigns. We launch fitness campaigns on our mobile apps periodically to encourage users to stay active and engage with our devices and mobile apps. In the past, we have worked with an insurance company and rewarded users with free health insurance if they take more than a certain number of steps on a daily basis. This function also serves as a marketing tool for our partners to help them reach users interested in their products or services.

We also offer Amazfit watch app to users of our Amazfit Pace watches. We recently obtained the CFDA Class II medical device approval for our ECG health band products.

Data Technology

Our strong data technology is vital in enhancing the performance of our products and in further expanding their applications.

Data Sources and Storage

Our big data storage system stores and processes a massive amount of multi-dimensional user data, including activity data (steps, distance traveled, sleep duration and quality, etc.), and biometric data (heart rate, ECG, weight, etc.), which serves as the foundation of our big data technology. Based on the foregoing two types of data, we are able to derive additional personal data such as calories burned, BMI, body fat composition and heart health index and even calculate the likelihood of certain heart diseases.

Big Data Technology

The real-time iteration of our big data model is enabled by our big data infrastructure and algorithms. Our data platform can extract multi-dimensional features from multi-source data in a highly efficient and secure way to support modeling. We use a scalable and flexible database to support the storage and calculation of data points. We currently utilize our big data technology in the following areas:

•	optimize the algorithms that count the number of steps taken by eliminating the effect of certain patterns of the hand movements that are not associated with walking;
•	fine-tune our algorithms for tracking sleep duration and quality and then make personalized adjustment based on users’ sleep patterns;
•	enhance the performance of our built-in GPS, enabling our products to draw users’ running tracks more accurately and more quickly;
•	perform statistical analysis to identify certain characteristics that are associated with heart diseases and make related recommendations to our users; and
•	develop the capability to perform more granular analysis on the data we collect from our users and to allow our products to recognize types of activities and sports.

Data Privacy and Protection

We consider the protection of the personal privacy of each of our users to be of paramount importance. We think it is crucial that our users understand how we handle their information so that they can make informed choices in deciding how such information is used and shared.

To this end, we have developed a company-wide policy on data collection and use practices to preserve individual privacy rights in all respects, the key principles of which include: (i) providing adequate notice to users as to how their data is being collected and used, (ii) providing users with the option to opt out, (iii) making reasonable efforts to prevent loss/leak of user data, (iv) giving users access to all information held about them, and (v) enforcing the policy with effective means.

We also partner with several leading social networks in China, including Weixin/WeChat and Weibo. With the consent of our users, we allow them to import certain activity data collected by us to their platforms so that our users can utilize certain interactive functions offered on these social networks. In addition, our users can also import their data to third-party apps such as Apple Health Kit and Google Fit to obtain the data analytic services provided by them. We allow our users to revoke their consent to share data with third parties at any time using their “Mi Fit” or “Amazfit” account settings. If users choose to share their data with a third party, the data is governed by the privacy policy of the third party. We do not distribute or sell our users’ personal data to other companies for advertising or other purposes without users’ permission.

Research and Development

We are passionate about developing new and innovative products and services that will make the world more connected. Our research and development team and our management team co-lead the product development process, including the upgrades for our existing products and the development of new product lines. We take a user centric approach to product development. We constantly engage and communicate with our users via the “Feedback” feature in our mobile apps, customer services, forums and user chat groups and interviews to help us identify meaningful features for users and refine existing products. Our research and development team have successfully developed every aspect of the Mi Band series products, which became highly popular, reaching sales of one million pieces within three months of its release. Our research and development team has responded effectively to technological changes, and is driving continued innovation to unleash the potential of the wearable devices industry.

As of December 31, 2017, our total research and development staff consisted of 258 employees. Our global research and development team supports the design and development of our new products. Our research and development team is comprised of electrical engineers, mechanical engineers, computer scientists and mobile app developers. The team is further divided into four sub-groups, including algorithms and AI, software engineering, hardware engineering and third-party service integration.

Algorithms and AI

Our algorithms and AI team is responsible for developing and refining our proprietary, artificial intelligence-based, computational algorithms, and leveraging the latest technology in artificial intelligence for applications in our products and services. Our algorithms and AI lab incorporates open source software with our robust proprietary software to form an enterprise-grade platform to deliver an integrated suite of capabilities for data management, machine learning and advanced analytics. This platform enables us to use vast amount of data from users to better serve and create value for our users and design innovative products and services. Our algorithms and AI team has developed a vibrant ecosystem around our platform, and has been building a growing range of applications on our platform, including the following:

•

Disease diagnosis. Machine learning is particularly suitable for processing unstructured raw data collected on individual devices by recognizing patterns and connections through which the raw data can be structured and analyzed. The vast amounts of raw data are uploaded to our cloud-based databases and then filtered by our algorithms to identify users with heightened risks of heart diseases or respiratory problems. Those results flagged by our algorithms are then verified by doctors, and the feedback from doctors is input into our algorithms to be used to analyze and filter the new data, thus forming a closed loop to allow us to continually fine-tune our algorithms to obtain more accurate assessment with each iteration.

•

Sleep monitoring. Currently most sleep disorders can only be diagnosed in laboratories and hospitals. We are collaborating with Stanford Center for Sleep Sciences and Medicine to develop the capability to diagnose sleep disorders through consumer electronics and wearable technologies.

•

Sports and fitness. We are developing algorithms to synthesize a wide variety of users’ daily activity data to understand users’ daily routines and habits and build our recommendation model accordingly through machine learning. Once the recommendation model is set up, we will be able to provide users with recommendations, such as exercise duration and intensity, running posture, foot posture, etc. We can also make personalized activity recommendations to help users achieve their fitness goals, such as weight losing.

•

Biometric ID. ECG is just as unique to an individual as fingerprints. We have developed ECG recognition algorithms to recognize the unique cardiac rhythms of users, which can be utilized as a biometric ID to authenticate user’s identity. Currently we are exploring new scenarios where this feature can be applied, such as account login and user identification.

Software Engineering

Our software engineering team is responsible for developing the company-wide software platform to support the integration of our products and applications, the transmission, storage and processing of user data, the implementation of user-product interaction and the development of core technologies. To provide users with valuable data and services, we rely on our software platform to connect individual devices, our cloud-based computing system and end users’ mobile apps. The key elements of our software engineering philosophy include security, reliability and extensibility.

Hardware Engineering

Our hardware engineering team supports the system-level product design, ultralow power system design and the design of key system components, including antenna, bio-sensors, battery, integrated circuits (“IC”) for battery protection, Bluetooth Low Energy system on chip IC, energy-efficient microprocessor and product testing apparatus. Our hardware engineering team also plays a key role in identifying opportunities for strategic investments upstream.

We also continue to pursue strategic partnerships with battery companies to conduct joint research in the areas of energy harvesting and energy conversion to develop high-capacity battery for smart wearable devices. With respect to sensor technology, we currently focus on developing a new PPG sensor that can monitor both heart rate and blood oxygen level, which will form the basis to further enhance the functionalities and broaden the application scenarios of our products. In addition, we are also exploring new ways to connect our products with end users’ mobile devices besides the traditional methods such as Bluetooth and WiFi.

Third-Party Service Integration

Our third-party service integration team is responsible for exploring innovative ways to integrate social features with our products and services and introduce new third-party services to our platform. We currently focus on the opportunities in the areas of sports, fitness, health and medical care. For example, we are working with insurance companies to design insurance policies based on our users’ overall fitness and everyday activities. We are also exploring cooperation opportunities with fitness trainers to help them tailor training programs and adjust exercise intensity based on our users’ activity and fitness levels. We are also working with clinics and hospitals to directly connect doctors with users via our platform to perform diagnosis for heart diseases and provide rehabilitation services.

Our Relationship with Xiaomi

We have been the sole partner of Xiaomi to design and manufacture Xiaomi Wearable Products. Our strategic cooperation agreement with Xiaomi grants us the most-preferred-partner status globally to develop future Xiaomi Wearable Products. We leverage Xiaomi’s brand recognition and global distribution networks for the sale of Xiaomi Wearable Products as well as products under our own brand. Our sale of Xiaomi Wearable Products to Xiaomi is governed by a business cooperation agreement, pursuant to which Xiaomi is responsible for the distribution and sales of Xiaomi Wearable Products through their networks and sales channels.

We and Xiaomi discuss on, among others, functions, and recommended price range throughout the development process. After we show Xiaomi of prototypes and our internal validation testing results, we start taking orders from Xiaomi for mass production. Xiaomi and us generally discuss order forecast months in advance of the delivery time, which sufficiently allows us to arrange raw material and component procurement and manufacturing. In addition to the recommended price of Xiaomi Wearable Products to be sold to users and wholesalers, we also discuss with Xiaomi and jointly determine discounts offered at promotional events from time to time. We and Xiaomi receive equal shares of gross profit from selling all Xiaomi Wearable Products.

In addition to continuing our mutually beneficial relationship with Xiaomi, we have taken a number of initiatives to extend our products’ reach to a broader range of users. Since September 2015, we have started to use the brand name “Amazfit” to market our self-branded products. We differentiate our self-branded products from Xiaomi Wearable Products by targeting mid- to high-end users, offering different functionality and setting different price points.

Manufacturing and Fulfillment

Procurement and Manufacturing

We procure a majority of raw materials and components from suppliers within China, and then consign them to our manufacturers. In general, prices for our raw materials have been relatively stable. Through close coordination with our customers and manufacturers and frequent purchases of components from suppliers, we are able to carry few raw material and in-process inventories and achieve “just in time” production, minimizing inventory risk. For Xiaomi Wearable Products, Xiaomi provides us with production forecasts on a rolling basis, which serves as the primary indicator for our component procurement effort. For our self-branded products, we procure components based on our internal sales and production plan for the next one to two months at the beginning of each month.

The key components of our products typically include Bluetooth Low Energy (BLE) system-on-chip, PPG sensor, flash memory, gravity sensor, battery and screen. One of the key components we utilize, BLE system-on-chip, is currently procured from a single source of supply. The remaining key components of our products are generally procured from two to three suppliers.

We believe that outsourcing the manufacturing of our products enables greater scale and flexibility at lower costs than establishing our own manufacturing facilities. We outsource the manufacturing of our products to a number of contract manufacturers. We assign the production of the Mi Band series and the Mi Smart Scale series to multiple manufacturers while each of our self-branded product lines is assigned to a corresponding manufacturer. Our manufacturers produce our products using design specifications and standards that we establish.

We evaluate on an ongoing basis our current contract manufacturers and component suppliers, including whether or not to utilize new or alternative contract manufacturers or component suppliers. We do not maintain purchase commitments with our suppliers. The terms of the supply agreements with our suppliers generally are two to three years. Our suppliers generally also provide direct order fulfillment services with logistics that include delivery of parts and assembly to our manufacturers.

Prior to entering commercial production, our new products need to go through three phases, including engineering validation testing, design validation testing and production validation testing. During the initial period after launch, we typically maintain low production volume to test the market and then gradually ramp up based on market reception of such new products.

Quality Assurance

We are committed to maintaining the highest level of quality in our products. We have designed and implemented a quality management system that provides the framework for continual improvement of products and processes.

For our new product lines, we conduct thorough examinations of product samples and each of their components at the product verification testing stage to make sure they satisfy all the technical requirements set forth in our structure design and industrial design. The examination results are recorded on a set of product sample documents, which are further reviewed and approved before they are handed over to our manufacturers to begin commercial production.

For our existing product lines, we also have a quality assurance team that establishes, communicates and monitors quality standards by product category. Suppliers are kept apprised of quality assurance expectations through a vendor management portal environment. In addition, we have quality assurance personnel stationed at the facilities of our key manufacturers to perform sampling inspection to ensure that our manufacturers fully adhere to our quality standards in the production process.

Sales and Marketing

Xiaomi directly handles the sales and distributions of Xiaomi Wearable Products and also bears the associated advertising and marketing costs. However, we also play an important role in driving the sales strategy for Xiaomi Wearable Products. For example, we and Xiaomi work together to determine the quantity to be produced, the final selling price, the distribution channel and promotional events.

Since September 2015, we have started to use the brand name “Amazfit” to market our self-branded products. We seek to increase our brand awareness by expanding our marketing efforts, strengthening our competitive differentiation, and providing our users with consistent and high quality products.

Our self-branded products are sold via both online and offline channels. In terms of online platforms, we operate storefront on e-commerce platforms including Xiaomi, JD.com and TMall in addition to directly selling to certain of these e-commerce platforms who subsequently distribute to end users. For our offline network, we work with Suning, Sundan and other distributors to create points of purchase at their retail stores. In addition, we leverage Xiaomi’s strong sales and distribution channel in China and globally to distribute our self-branded products, while also building our own distribution network for certain markets.

Customer Service

User experience is a key focus for our business. We strive to provide personalized support for our users, including support from live customer service representatives.

The first point of contact for customer service inquiries is our self-service “Feedback” function embedded in our mobile apps. Our “Feedback” feature works 24/7 to collect complaints from our users. Representatives of Xiaomi and our distribution channels, especially those that manage our e-commerce channels, also provide customer services to users who purchased our products through their channels. These representatives are required to complete mandatory training on product knowledge, complaint handling and communication skills. In addition, we also maintain an internal call center to provide support to our users.

Additionally, we have set up mobile chat groups to connect with users who are also enthusiastic followers of our products, and conduct focus group study periodically to better understand what our users desire from our products.

Intellectual Property

Protection of our intellectual property is a strategic priority for our business. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. Except for certain licenses for the off-the-shelf software used in connection with our day-to-day operations, we generally do not rely on third-party licenses of intellectual property for use in our business.

As of March 31, 2018, we had obtained 94 patents and had submitted 168 additional patent applications. Our issued PRC patents will expire between 2024 and 2034 and our issued foreign patents will expire between 2031 and 2042. As of March 31, 2018, we had registered 143 trademarks and had submitted 359 additional trademark applications. Our registered PRC trademarks will expire between 2026 and 2027 but can be renewed. Our registered foreign trademarks will expire between 2025 and 2027 but can be renewed. As of March 31, 2018, we had obtained nine software copyright.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, such as use of confidentiality agreement with our employees and outside consultants.

Competition

We compete with other companies in every aspect of our business, particularly with companies that are in the smart wearables market. The smart wearables market has a multitude of participants, including consumer electronics companies specialized in smart wearable technology, such as Fitbit and Garmin, large, broad-based consumer electronics companies that either compete in our market or adjacent markets, or have announced plans to do so, such as Huawei, Apple and Samsung, traditional health and fitness companies and traditional watch companies. We also face competition from local providers of similar products in the different regions and countries where our products are distributed.

We believe that the principal competitive factors impacting the market for our products include:

•	brand recognition;
•	breadth of product offerings;

•	functionality;
•	sales and distribution;
•	data accuracy;
•	sensor technology and algorithms;
•	user services; and
•	pricing.

We believe we can compete favorably with our competitors on the basis of these factors. We believe we have one of the largest accumulative registered user bases in the global wearable devices industry as a result of our large shipment volume. The large amount of data we collect from our user base allows us to continuously improve our proprietary algorithms to enhance the performance of our products. We plan to establish our own brands as lifestyle brands by consistently introducing innovative products that offer increasingly rich premium services and functionalities for our self-branded products while continuing to leverage Xiaomi’s brand recognition and sales channel for Xiaomi Wearable Products.

We have also developed proprietary chipsets that are extremely power efficient. For example, Mi Band 2 can run 20 days under normal usage after a full charge. Additionally, this feature allows our products to sample more data from users more frequently, enabling them to even more accurately track the measures while at the same time ensuring stable data transmission.

However, the industry in which we compete is evolving rapidly and is becoming increasingly competitive. For additional information, see “Item 3. Key Information—D. Risk Factors—We operate in highly competitive markets and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our revenue and profitability.”

Seasonality

Our business has historically been subject to seasonal fluctuations, which may be caused by product launches and various promotional events hosted by our distributors. Although we have historically experienced higher sales during the fourth quarter, primarily due to the “Singles’ Day” online shopping festival organized by TMall, this pattern does not repeat itself every year. We typically experience our lowest sales volume in the first quarter of each year.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulation on Catalogue relating to Foreign Investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission, or the National Development and Reform Commission. Pursuant to the latest Catalogue, amended and issued on June 28, 2017 and effective on July 28, 2017, or the 2017 Catalogue, industries listed therein are divided into two categories: encouraged industries and the industries within the catalogue of special management measures, or the Negative List. The Negative List is further divided into two sub-categories: restricted industries and prohibited industries. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

On October 8, 2016, the Ministry of Commerce issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, effective on the same day and further revised on July 30, 2017. Pursuant to FIE Record-filing Interim Measures, the establishment and change of FIE are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involve the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required. Pursuant to the Announcement [2016] No. 22 of the National Development and Reform Commission and the Ministry of Commerce dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.

Regulation on Product Quality

The PRC Product Quality Law applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

Regulation on Consumer Protection

The PRC Consumer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers. The amended PRC Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the Internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the Internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers.

Regulation on Torts

Under the Tort Law of the PRC which became effective on July 1, 2010, if damages to other persons are caused by defective products due to the fault of a third party, such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties. If defective products are identified after they have been put into circulation, the producers or the sellers shall take remedial measures such as issuance of a warning, recall of products, etc. in a timely manner. The producers or the sellers shall be liable under tort if they fail to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced or sold with known defects, causing deaths or severe adverse health issues, the infringed party has the right to claim punitive damages in addition to compensatory damages.

Regulation on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patents

Pursuant to the PRC Patent Law, most recently amended on December 27, 2008, and its implementation rules, most recently amended on January 9, 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, and utility models and designs are effective for ten years from the date of application. The PRC Patent Law adopts the principle of ”first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first.

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within three years from the date of application.

Article 20 of the PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the SIPO for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the SIPO has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China.

Patent Enforcement

Unauthorized use of patents without consent from owners of patents, forgery of the patents belonging to other persons, or engagement in other patent infringement acts, will subject the infringers to infringement liability. Serious offences such as forgery of patents may be subject to criminal penalties.

When a dispute arises out of infringement of the patent owner’s patent right, Chinese law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the relevant patent administration authority. A Chinese court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement, and if the loss suffered by the patent holder arising from the infringement cannot be determined, the damages for infringement shall be calculated as the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in the circumstances where the damages cannot be determined by the above mentioned calculation standards. The damage calculation methods shall be applied in the aforementioned order. Generally, the patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.

As of March 31, 2018, we had 65 patents granted and 118 patent applications pending in China, 29 patents granted and 50 patent applications pending outside China.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a ”first-to-file” principle with respect to trademark registration. As of March 31, 2018, we owned 131 registered trademarks in different applicable trademark categories and were in the process of applying to register 348 trademarks in China, 12 registered trademarks in different applicable trademark categories and were in the process of applying to register 11 trademarks outside China.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB3 million.

Software Copyright Law

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. As of March 31, 2018, we have registered nine computer software copyright in China.

Regulation on Domain Name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MIIT, effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate an arbitration procedure. As of March 31, 2018, we have registered 63 domain names.

Regulation on Radio Transmission Equipment

The Regulations on Radio Administration of the PRC jointly issued by the State Council and the Central Military Commission on November 11, 2016 and became effective on December 1, 2016, provide requirements concerning verification and approval of the models of radio transmission equipment. Pursuant to this law, except for micro-power short-range radio transmission equipment, whoever manufactures or imports other radio transmission equipment for sales or use on the domestic market shall apply to the State Radio Administration for model verification and approval. Whoever manufactures or imports radio transmission equipment that has not obtained model verification and approval for sales or use on the domestic market shall be ordered by the relevant radio administration to make correction and subject to fines. To comply with these laws and regulations, we have obtained the necessary Radio Transmission Equipment Type Approval Certificates for all of our products manufacturing and selling in the PRC.

Regulation on Advertising Business

The State Administration for Industry and Commerce, or the SAIC, is the government agency responsible for regulating advertising activities in the PRC.

According to the PRC laws and regulations, companies that engage in advertising activities must obtain from SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. The release or delivery of advertisements through the Internet shall not impair the normal use of the network by users. The advertisements released in pop-up form on the webpage of the Internet and other forms shall indicate the close flag in prominent manner and ensure one-key close. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, SAIC or its local branches may revoke violators’ licenses or permits for their advertising business operations.

On July 4, 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising to regulate internet advertising activities. According to these measures, no advertisement of any medical treatment, medicines, food for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services subject to examination by an advertising examination authority as stipulated by laws and regulations may be published unless the advertisement has passed such examination. In addition, no entity or individual may publish any advertisement of over-the-counter medicines or tobacco on the internet. An internet advertisement must be identifiable and clearly identified as an “advertisement” to the consumers. Paid search advertisements are required to be clearly distinguished from natural search results. In addition, the following internet advertising activities are prohibited: providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others. Internet advertisement publishers are required to verify relevant supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications. Internet information service providers that are not involved in internet advertising business activities but simply provide information services are required to block any attempt to publish an illegal advisement that they are aware of or should reasonably be aware of through their information services.

To comply with these laws and regulations, we have obtained a business license, which allows us to operate advertising businesses, and adopted several measures. Our advertising contracts require that substantially all advertising agencies or advertisers that contract with us must examine the advertising content provided to us to ensure that such content are truthful, accurate and in full compliance with PRC laws and regulations.

Regulation on Medical Device

The Regulations on Supervision and Administration of Medical Devices, issued by the State Council in on January 4, 2000, and further amended on March 7, 2014, and on May 4, 2017, respectively, divide medical devices into three types. For Class I medical devices, the record-filing management shall be implemented, while for Class II and Class III ones, the registration management shall be implemented. In case of the application for registration of Class II medical devices, the applicant for registration shall submit the registration application materials to the CFDA at the province, autonomous region or municipality level. In case of the application for registration of Class III medical devices, the applicant for registration shall submit the registration application materials to the CFDA. The medical device registration certificate for Class II and Class III medical devices is valid for five years. Where engaging in production of Class II and Class III medical devices, the manufacturing party shall obtain the medical device production license. In addition, where engaging in operation of Class II medical devices, an operating enterprise shall also make a record-filing with the food and drug supervision and administration department.

Currently, Anhui Huami Healthcare Co., Ltd., a subsidiary of Anhui Huami, has engaged in the development of an ECG sensors-enabled smart band, which will be deemed as Class II medical devices for monitoring ECGs. We have completed the record-filing for operating Class II medical devices. We have obtained the medical device production license and the CFDA Class II medical devices certification for such ECG sensors-enabled smart band.

In addition, according to the Announcement of the China Food and Drug Administration on Relevant Matters Concerning the Implementation of the Catalogue of Medical Device Classification, one of our smart scale products, Mi Body Fat Scale, will be deemed as Class II medical devices, effective from August 1, 2018. To comply with these regulations, we are in process of applying the CFDA Class II medical devices certification for our Mi Body Fat Scale.

Regulation on Information Security

The Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. To comply with these laws and regulations, we have adopted security policies and measures to protect our cyber system and user information.

Regulations on Internet Privacy

The Administrative Measures on Internet Information Services, issued by the State Council on January 8, 2011, prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 19, 2011, an ICP operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Furthermore, on June 28, 2016, the State Internet Information Office issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effect on August 1, 2016, to further strengthen the regulation of the mobile applications information services. Pursuant to these provisions, owners or operators of mobile applications that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the Cyber Security Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism.

To comply with these laws and regulations, we have required our users to consent to our collecting and using their personal information, and established information security systems to protect user’s privacy.

Regulation on Employment

The Labor Law of the PRC, effective on January 1, 1995 and subsequently amended on August 27, 2009, the PRC Employment Contract Law, effective on January 1, 2008 and subsequently amended on December 28, 2012 and the Implementing Regulations of the Employment Contract Law, effective on September 18, 2008, provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulation on Tax

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, which was promulgated on March 16, 2007 and took effect on January 1, 2008, and further amended on February 24, 2017, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

The PRC Enterprise Income Tax Law and its implementation rules, which was promulgated on December 6, 2007 and took effect on January 1, 2008, permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016, the State Administration for Taxation, or SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.

PRC Value Added Tax

On January 1, 2012, the State Council officially launched a pilot value-added tax reform program, or the Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value added tax, or VAT, instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” in Shanghai and would be expanded to eight trial regions (including Beijing and Guangdong province) and nationwide if conditions permit. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services”, are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012.

On May 24, 2013, the Ministry of Finance, or the MOF, and the SAT issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On March 23, 2016, the MOF and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.

PRC Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the China-HK Taxation Arrangement, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. In February 2018, the State Administration of Taxation issued the “Announcement on Issues concerning Beneficial Owners in Tax Treaties”, or Circular No. 9, effective on April 1, 2018, to replace the Circular of the State Administration of Taxation on the Interpretation and the Determination of the Beneficial Owners in the Tax Treaties, effective from October 2009. Circular No. 9 provides a more elastic guidance to determine whether the applicant engages in substantive business activities. Furthermore, under the “Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties”, non-resident taxpayers who satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to follow-up administration by the tax authorities. Where the non-resident taxpayer does not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent shall withhold tax pursuant to the provisions of PRC tax laws. In addition, according to a tax circular issued by SAT in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Although our WFOE is currently wholly owned by Huami HK Limited, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

Regulation on Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE issued SAFE Circular No. 19, which took effective and replaced SAFE Circular No. 142 on June 1, 2015. Although SAFE Circular No. 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to nonassociated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular No. 13, which took effect on June 1, 2015. SAFE Circular No. 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines, which abolished and superseded the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, SAFE Circular 75. Pursuant to SAFE Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV. Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Wang Huang, Yunfen Lu, Meihui Fan, Bin Fan, Yi Zhang and Xiaojun Zhang, our PRC resident shareholders, have completed required registrations with the local counterpart of SAFE in relation to our financing and restructuring to our shareholding structure.

Regulation on Employee Share Options

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange. On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Pursuant to the Stock Option Rules, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges according to the stock incentive plans are required to register with SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches.

Our PRC citizen employees who have been granted share options or restricted shares, or PRC grantees, are subject to the Stock Option Rules. If we or our PRC grantees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and/or our PRC grantees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law. In addition, the State Administration for Taxation has issued certain circulars concerning employee share awards. Under these circulars, our employees working in the PRC who exercise share options or hold the vested restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share awards with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or hold the vested restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation on Dividend Distributions

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Company Law of the PRC (1993), as amended in 1999, 2004, 2005 and 2013;
•	Foreign Investment Enterprise Law of the PRC (1986), as amended in 2000 and 2016; and
•	Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended in 2001 and 2014.

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

C.	Organizational Structure

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

Notes:

(1)

Messrs. Wang Huang, Yunfen Lu, Meihui Fan, Bin Fan, Yi Zhang and Xiaojun Zhang are beneficial owners of the shares of our company and hold 45.8%, 2.1%, 2.1%, 2.1% 2.1% and 1.4% equity interests in Beijing Huami, respectively. They are either directors or employees of our company. De Liu and Bin Yue, who are also our directors, hold 17.7% and 5.9% equity interests in Beijing Huami, respectively. The remaining 20.7% equity interests in Beijing Huami are held by Liping Cao and Lhassa Multi-Industry Investment Management Co. Ltd., who are employee or affiliate of our shareholders, respectively.

(2)

Messrs. Wang Huang and Yunfen Lu are beneficial owners of the shares of our company and hold 54.9% and 0.3% equity interests in Anhui Huami, respectively. They are also directors of our company. De Liu and Bin Yue, who are also our directors, hold 17.9% and 6.0% equity interests in Anhui Huami, respectively. The remaining 20.9% equity interests in Anhui Huami are held by Liping Cao and Lhassa Multi-Industry Investment Management Co. Ltd., who are employee or affiliate of our shareholders, respectively.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shunyuan Kaihua (our WFOE), our VIEs and their respective shareholders.

Agreements that provide us with effective control over the VIEs

Shareholder Voting Proxy Agreements and Powers of Attorney. Pursuant to the amended and restated Shareholder Voting Proxy Agreement, dated November 3, 2017, among our WFOE, Anhui Huami and each of the shareholders of Anhui Huami, each of the shareholders of Anhui Huami has executed a power of attorney to irrevocably authorize our WFOE or any person designated by our WFOE to act as his, her or its attorney-in-fact to exercise all of his, her or its rights as a shareholder of Anhui Huami, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and removal of directors, supervisors and officers, as well as the sale, transfer and disposal of all or part of the equity interests owned by such shareholder. The power of attorney will remain effective until the termination of the Shareholder Voting Proxy Agreement unless otherwise instructed by our WFOE.

On November 3, 2017, our WFOE, Beijing Huami and each of the shareholders of Beijing Huami entered into an amended and restated Shareholder Voting Proxy Agreement and power of attorney, which contain terms substantially similar to the Shareholder Voting Proxy Agreement and power of attorney executed by the shareholders of Anhui Huami described above.

Equity Pledge Agreements. Pursuant to the amended and restated Equity Pledge Agreement, dated November 3, 2017, among our WFOE, Anhui Huami and each of the shareholders of Anhui Huami, the shareholders of Anhui Huami have pledged 100% equity interests in Anhui Huami to our WFOE to guarantee the performance by the shareholders of their obligations under the Exclusive Option Agreement, the Shareholder Voting Proxy Agreement and the Equity Pledge Agreement, as well as the performance by Anhui Huami of its obligations under the Exclusive Option Agreement, the Shareholder Voting Proxy Agreement, the Exclusive Service Agreement and the Equity Pledge Agreement. In the event of a breach by Anhui Huami or any shareholder of contractual obligations under the Equity Pledge Agreement, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Anhui Huami and will have priority in receiving the proceeds from such disposal. The shareholders of Anhui Huami also undertake that, without the prior written consent of our WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. Anhui Huami undertakes that, without the prior written consent of our WFOE, they will not assist or allow any encumbrance to be created on the pledged equity interests. Each shareholder has also executed a power of attorney to irrevocably authorize Wang Huang as his, her or its attorney-in-fact to sign any legal documents that are required or useful in exercising our WFOE’s rights under the Equity Pledge Agreement.

On November 3, 2017, our WFOE, Beijing Huami and each of the shareholders of Beijing Huami entered into an amended and restated Equity Pledge Agreement, which contains terms substantially similar to the Equity Pledge Agreement described above.

We have completed the registration of the equity pledge with the competent office of the State Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Loan Agreement. Pursuant to the loan agreement between our WFOE and Mr. Wang Huang, one of shareholders of Anhui Huami, dated November 3, 2017, our WFOE made interest-free loans in an aggregate amount of RMB15 million to Mr. Wang Huang for the exclusive purpose of acquiring equity interests in Anhui Huami. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in Anhui Huami to our WFOE or its designated representatives pursuant to the Exclusive Option Agreements. The term of the Loan Agreement is ten years from the date of the loan agreement and will be extended on a yearly basis unless otherwise instructed by our WFOE until the loan is repaid.

Agreements that allow us to receive economic benefits from the VIEs

Exclusive Consultation and Service Agreements. Pursuant to the amended and restated Exclusive Consultation Service Agreement, dated November 3, 2017, between our WFOE and Anhui Huami, our WFOE has the exclusive right to provide Anhui Huami with the consulting and technical services required by Anhui Huami’ business. Without our WFOE’s prior written consent, Anhui Huami may not accept any services subject to this agreement from any third party. Anhui Huami agrees to pay our WFOE an annual service fee at an amount that is equal to 100% of its net income or the amount which is adjusted in accordance with our WFOE’s sole discretion for the relevant year as well as the mutually-agreed amount for certain other technical services, both of which should be paid within three months after the end of the relevant calendar year. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Consultation and Service Agreement, to the extent permitted by applicable PRC laws. To guarantee Anhui Huami’s performance of its obligations thereunder, the shareholders have pledged their equity interests in Anhui Huami to our WFOE pursuant to the Equity Pledge Agreement. The Exclusive Consultation and Service Agreement will remain effective for an indefinite term, unless otherwise terminated pursuant to mutual agreement in writing or applicable PRC laws.

On November 3, 2017, our WFOE, Beijing Huami and each of the shareholders of Beijing Huami entered into an amended and restated Exclusive Consultation and Service Agreement, which contains terms substantially similar to the Exclusive Consultation and Service Agreement described above.

Agreements that provide us with the option to purchase the equity interests in and assets of the VIEs

Exclusive Option Agreements. Pursuant to the amended and restated Exclusive Option Agreement, dated November 3, 2017, among our WFOE, Anhui Huami and each of the shareholders of Anhui Huami, the shareholders of Anhui Huami have irrevocably granted our WFOE an exclusive option to purchase all or part of their equity interests in Anhui Huami, and Anhui Huami has irrevocably granted our WFOE an exclusive option to purchase all or part of its assets. Our WFOE or its designated person may exercise such options at the lowest price permitted under applicable PRC laws. The shareholders of Anhui Huami undertake that, without our WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Anhui Huami, (ii) transfer or otherwise dispose of their equity interests in Anhui Huami, (iii) change Anhui Huami’s registered capital, (iv) amend Anhui Huami’s articles of association, (v) dispose of Anhui Huami’s material assets (except in the ordinary course of business), or (vi) merge Anhui Huami with any other entity. In addition, Anhui Huami undertakes that, without our WFOE’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets (except in the ordinary course of business). The Exclusive Option Agreement will remain effective until the entire equity interests in and all the assets of Anhui Huami have been transferred to our WFOE or its designated person.

On November 3, 2017, our WFOE, Beijing Huami and each of the shareholders of Beijing Huami entered into an amended and restated Exclusive Option Agreement, which contains terms substantially similar to the Exclusive Option Agreement described above.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•	the ownership structures of our VIEs in China and our WFOE comply with all existing PRC laws and regulations; and
•

the contractual arrangements between our WFOE, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

D.	Property, Plant and Equipment

Our headquarters are located in Hefei, where we own and lease the office building with an aggregate floor area of approximately 5,500 square meters. Our research and development facilities, including those for hardware engineering, structure design and mobile app development, and our management and operations facilities, including those for accounting, supply chain management, quality assurance and customer services, are located at our headquarters. We have sales and marketing, communication and business development personnel at our office in Beijing and supply chain management and factory management personnel at our office in Shenzhen. We also have research and development personnel who are responsible for biometric ID design and frontier technology at our office in Silicon Valley.

We currently lease and occupy approximately 1,824 square meters of office space in Beijing, approximately 1,698 square meters of office space in Shenzhen, approximately 182 square meters of office space in Xi’an, approximately 254 square meters of office space in Silicon Valley and approximately 277 square meters of office space in Shanghai. These leases vary in duration from 1 year to 3 years.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

Key Factors Affecting Our Results of Operations

Our research and development of innovative products and services

We have dedicated and will continue to dedicate significant research and development efforts in developing innovative products and services. For the years ended December 31, 2015, 2016 and 2017, research and development expenses accounted for 40.8%, 50.3% and 49.2% of our total operating expenses and 6.9%, 8.5% and 7.5% of our revenues, respectively. Our future success is significantly dependent on our ability to continually launch products and services that are popular among consumers, particularly relative to those offered by our competitors. The popularity of our products and services in turn affect users’ engagement on our platform, the data of which form a critical foundation of our research and development efforts.

Relationship with Xiaomi

We have been the sole partner of Xiaomi to design and manufacture Xiaomi Wearable Products. Our strategic cooperation agreement with Xiaomi grants us the most-preferred-partner status globally to develop future Xiaomi Wearable Products and provides us with significant business demand, allowing us to commercially launch our products and ramp up our business quickly. Xiaomi is our exclusive distribution channel for all Xiaomi Wearable Products. Historically, we derived a substantial majority of our revenues from the sales of Xiaomi Wearable Products. For the years ended December 31, 2015, 2016 and 2017, revenues from our Xiaomi Wearable Products segment represented 97.1%, 92.1% and 78.8% of our total revenues, respectively. In addition, we leverage Xiaomi’s established distribution network and global presence for the sales and promotion of our self-branded products and international expansion. Therefore, maintaining a close and mutually beneficial relationship with Xiaomi is critical to our operations and future growth.

Effective control over material and manufacturing costs

Material and manufacturing costs of our products have historically accounted for the largest portion of our cost of revenues. Our ability to effectively control material and manufacturing costs, especially by enhancing our bargaining power with suppliers and manufacturers, has affected and will continue to affect our profitability significantly. We expect our material and manufacturing costs to increase in absolute amounts as we increase our smart wearable device shipment volume. However, given our efficient supply chain management and industry leading market share, we believe we have the ability to control the overall level of material and manufacturing costs as percentage of revenues.

Brand promotion and international expansion

One of our important growth strategies is to attract new users through enhancing our brand recognition, particularly for our self-branded products. To execute this strategy, we plan to engage in a variety of marketing and brand promotion campaigns in China, which may cause our selling and marketing expenses to increase in the near future. Selling and marketing expenses as a percentage of our revenues were low historically, but it is possible that they may increase.

International expansion also represents a significant opportunity to further grow our business. With our close collaboration with Xiaomi, we have leveraged and plan to continue to leverage Xiaomi’s global distribution network and fan base to expand into Xiaomi’s key target markets. At the same time, we are also building our own distribution network and promoting our own brand with a focus on North America, Japan, Korea, India and Southeast Asia, which requires us to dedicate additional time and resources.

Seasonality

We have historically experienced higher sales in the fourth quarter, primarily due to “Singles’ Day” online shopping festival organized by TMall. Given the significant seasonality of our sales, timely and effective forecasting and product introductions for the peak seasons are critical to our operations.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

We derive our revenues from two operating segments, (i) Xiaomi Wearable Products, and (ii) our self-branded products and others. The following table sets forth our revenues by segment and as a percentage of total revenues for the periods indicated:

	Years Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Xiaomi Wearable Products	870,766	97.1	1,434,136	92.1	1,614,512	248,145	78.8
Self-branded products and others(1)	25,692	2.9	122,340	7.9	434,384	66,765	21.2
Total revenues	896,458	100.0	1,556,476	100.0	2,048,896	314,910	100.0

Note:

(1)	The revenue for self-branded products and others includes sales to Xiaomi of RMB9,816, RMB15,535 and RMB163,398 for the years ended December 31, 2015, 2016 and 2017, respectively.

We generate revenues primarily from sales of Xiaomi Wearable Products and our self-branded products. Our Xiaomi Wearable Products include Xiaomi-branded smart bands, watches, scales and associated accessories. Our self-branded products are our Amazfit-branded smart wearable products, which currently include smart bands, watches, modules and associated accessories.

Cost of Revenues

Our cost of revenues is comprised of the following:

•	material costs;
•	manufacturing and fulfillment costs of our products;
•	an estimate of warranty costs; and
•	related expenses that are directly attributable to the production of products.

We procure a variety of raw materials and components from third-party suppliers, and outsource our manufacturing and order fulfillment activities to third parties. Our product costs fluctuate with the costs of raw materials and underlying product components as well as the prices we are able to negotiate with our contract manufacturers and raw material and component suppliers. Shipping costs for raw materials and components from domestic locations are borne by our suppliers and contract manufacturers. For raw materials and components procured overseas, our suppliers cover the shipping costs from place of origin to China, and we are responsible for the additional logistics costs if we consign these raw materials and components to our contract manufacturers.

For products that are sold to Xiaomi pursuant to our business cooperation agreement with Xiaomi, we offer an 18-month warranty which includes a six-month warranty to Xiaomi and an additional 12-month warranty to end-users. For products sold directly to end users, the warranty period is 12 months to end users. We generally elect to replace the defective products covered under the warranty. At the time revenue is recognized, an estimate of warranty costs in relation to the products sold is recorded as a component of cost of revenues.

The following table sets forth our cost of revenues by segment and as a percentage of total cost of revenues for the periods indicated:

	Years Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Xiaomi Wearable Products	762,211	97.0	1,182,646	92.4	1,232,792	189,477	79.3
Self-branded products and others	23,656	3.0	97,678	7.6	321,402	49,398	20.7
Total cost of revenues	785,867	100.0	1,280,324	100.0	1,554,194	238,875	100.0

The following table sets forth the gross profit and gross margin by segment:

	Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Xiaomi Wearable Products	108,555	251,490	381,720	58,668
Self-branded products and others	2,036	24,662	112,982	17,367
Total gross profit	110,591	276,152	494,702	76,035
Xiaomi Wearable Products	12.5%	17.5%	23.6%
Self-branded products and others	7.9%	20.2%	26.0%
Overall gross margin	12.3%	17.7%	24.1%

Operating expenses

We classify our operating expenses into three categories: research and development, general and administrative, and selling and marketing.

Research and Development Expenses. Research and development expenses primarily consist of salaries and benefits (including employee benefit expenses and share-based compensation expenses) for research and development personnel and other expenses associated with our research and development activities.

General and Administrative Expenses. General and administrative expenses primarily consist of salaries and benefits (including employee benefit expenses and share-based compensation expenses) for administrative personnel, as well as other expenses primarily relating to professional services and our facilities and other administrative expenses. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as accounting, insurance, investor relations and other public company costs.

Selling and Marketing Expenses. Selling and marketing expenses primarily consist of advertising and promotion expenses (including expenses for new product launch events), salaries and benefits for selling and marketing personnel, expenses related to business development through e-commerce platforms and other expenses associated with our selling and marketing activities. We bear the advertising and marketing expenses for our self-branded products. We do not bear such expenses for Xiaomi Wearable Products. We expect our selling and marketing expenses to increase in absolute amounts as we seek to increase our brand awareness and expand the marketing efforts for our self-branded products in both China and the international markets.

Other income

Other income primarily consists of subsidies received from local government authorities to encourage technology innovation and investment.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Years Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operating Data:
Revenues(1)	896,458	100.0	1,556,476	100.0	2,048,896	314,910	100.0
Cost of revenues(2)	785,867	87.7	1,280,324	82.3	1,554,194	238,875	75.9
Gross profit	110,591	12.3	276,152	17.7	494,702	76,035	24.1
Operating expenses:
Research and development expenses(3)	61,553	6.9	132,304	8.5	153,827	23,643	7.5
General and administrative expenses(3)	69,984	7.8	102,644	6.6	114,880	17,657	5.6
Selling and marketing expenses	19,168	2.1	27,821	1.8	44,026	6,767	2.1
Total operating expenses	150,705	16.8	262,769	16.9	312,733	48,067	15.3
Operating (loss)/income	(40,114)	(4.5)	13,383	0.9	181,969	27,968	8.9
Realized gain from investments	—	—	—	—	2,373	365	0.1
Interest income	255	0.0	754	0.0	3,003	462	0.1
Other income	1,109	0.1	14,726	0.9	4,555	699	0.2
(Loss)/income before income tax	(38,750)	(4.3)	28,863	1.9	191,900	29,494	9.4
Income tax benefit/(expense)	897	0.1	(3,088)	(0.2)	(27,611)	(4,244)	(1.3)
(Loss)/income before loss from equity method investments	(37,853)	(4.2)	25,775	1.7	164,289	25,250	8.0
(Loss)/income from equity method investments	—	—	(1,829)	(0.1)	2,806	431	0.1
Net (loss)/income	(37,853)	(4.2)	23,946	1.5	167,095	25,681	8.2

Notes:

(2)	Includes RMB876.7 million, RMB1,449.9 million and RMB1,778.6 million (US$273.4 million) with related parties for the years ended December 31, 2015, 2016 and 2017, respectively.
(3)	Includes RMB762.9 million, RMB1,198.3 million and RMB1,355.5 million (US$208.3 million) with related parties for the years ended December 31, 2015, 2016 and 2017, respectively.
(4)

Share-based compensation expenses were included in operating expenses. Our share-based compensation expenses were the result of (i) our grants of options, restricted shares and restricted share units under our share incentive plans to our employees, and (ii) the share restriction agreements entered into among our founders and our preferred shareholders in relation to our private financing transactions in January 2014 and April 2015. For the years ended December 31, 2015, 2016 and 2017, we recorded share-based compensation expenses of RMB37.2 million, RMB50.8 million and RMB51.5 million (US$7.9 million), respectively, in relation to the vesting of the restricted shares of our founders under the share restriction agreements.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

Our revenues increased by 31.6% from RMB1,556.5 million for the year ended December 31, 2016 to RMB2,048.9 million (US$314.9 million) for the year ended December 31, 2017, primarily due to an increase in the sales of both self-branded products and Xiaomi wearable products.

Xiaomi Wearable Products. Our Xiaomi Wearable Products segment revenues increased by 12.6% from RMB1,434.1 million in 2016 to RMB1,614.5 million (US$248.1 million) in 2017. The increase was primarily attributable to an increase in average revenue per unit of Xiaomi Wearable Products by 16.1% from RMB81.6 in the year ended December 31, 2016 to RMB94.7 in the year ended December 31, 2017.

Self-branded products and others. Our self-branded products and others segment revenues increased from RMB122.3 million in 2016 to RMB434.4 million (US$66.8 million) in 2017. The increase was primarily attributable to an increase in shipment volume of our self-branded products from approximately 253,000 in the year ended December 31, 2016 to approximately 1.0 million in the year ended December 31, 2017.

Cost of revenues

Our cost of revenues increased by 21.4% from RMB1,280.3 million for the year ended December 31, 2016 to RMB1,554.2 million (US$238.9 million) for the year ended December 31, 2017.

Xiaomi Wearable Products. Costs of revenues for our Xiaomi Wearable Products segment increased by 4.2% from RMB1,182.6 million in 2016 to RMB1,232.8 million (US$189.5 million) in 2017. This increase was primarily attributable to the shift in production focus from Mi Band 1 to Mi Band 2 during the year ended December 31, 2017 and the higher per unit cost of Mi Band 2 compared to Mi Band 1.

Self-branded products and others. Cost of revenues for our self-branded products and others segment increased from RMB97.7 million in 2016 to RMB321.4 million (US$49.4 million) in 2017 which was in line with the increase of sales of our self-branded products.

Gross profit

Our gross profit increased by 79.1% from RMB276.2 million for the year ended December 31, 2016 to RMB494.7 million (US$76.0 million) for the year ended December 31, 2017.

Our gross margin increased from 17.7% to 24.1% for the same period, which was primarily attributable to improved economies of scale as a result of enhanced manufacturing experience, improved supply chain efficiencies and a change in the product mix. Gross margin for our Xiaomi Wearable Products segment increased from 17.5% in 2016 to 23.6% in 2017 primarily due to the increase in sales volume of Mi Band 2, which had a higher suggested retail price than Mi Band 1, as well as greater economies of scale and stronger negotiating power with our suppliers and manufacturers. Gross margin for our self-branded products and others segment increased to 26.0% in 2017 from 20.2% in 2016. The increase of gross margin for our self-branded products and others segment was primarily attributable to the launch of new products resulting in greater economies of scale as the shipment volume of our self-branded products increased significantly in the year ended December 31, 2017. We are currently in the early stage of developing our self-branded products, and we expect the gross margin of the self-branded products and others segment to continue to increase as we further realize economies of scale and improve operating efficiency with the increase in sales volume of our self-branded products. However, such factors may have limited effect on gross margin once our self-branded products become more mature and the shipment volume reaches a certain level.

Research and development expenses

Research and development expenses increased by 16.3% from RMB132.3 million for the year ended December 31, 2016 to RMB153.8 million (US$23.6 million) for the year ended December 31, 2017, primarily due to the RMB7.8 million increase in expenditures on application development as well as the RMB5.0 million increase in share-based compensation and personnel-related costs to retain the technology-related personnel. For the year ended December 31, 2017, research and development expenses, as a percentage of revenues, decreased to 7.5% from 8.5% for the year ended December 31, 2016.

General and administrative expenses

General and administrative expenses increased by 11.9% from RMB102.6 million for the year ended December 31, 2016 to RMB114.9 million (US$17.7 million) for the year ended December 31, 2017. Share-based compensation is a large component of our general and administrative expenses. General and administrative expenses included share-based compensation expenses of RMB55.1 million for the year ended December 31, 2016, and RMB55.8 million (US$8.6 million) for the year ended December 31, 2017. The increase in general and administrative expenses was primarily due to a RMB10.2 million increase in personnel-related costs, a RMB8.4 million increase in government fees and charges and a RMB3.5 million increase in professional service fees, partially offsetting by a RMB6.6 million decrease in foreign exchange losses as a result of operational transactions. For the year ended December 31, 2017, general and administrative expenses, as a percentage of revenues, decreased to 5.6% from 6.6% for the year ended December 31, 2016.

Selling and marketing expenses

Selling and marketing expenses increased by 58.2% from RMB27.8 million for the year ended December 31, 2016 to RMB44.0 million (US$6.8 million) for the year ended December 31, 2017, primarily due to a RMB13.9 million increase in expenses to promote self-branded products through e-commerce platforms and a RMB5.1 million increase in personnel-related costs. For the year ended December 31, 2017, selling and marketing expenses, as a percentage of revenues, increased to 2.1% from 1.8% for the year ended December 31, 2016.

Operating (loss)/income

As a result of the factors set out above, we recorded an operating income of RMB182.0 million (US$28.0 million) for the year ended December 31, 2017, as compared to an operating income of RMB13.4 million for the year ended December 31, 2016.

Interest income

Interest income represents interest earned on bank deposits. We had interest income of RMB0.8 million in 2016 and RMB3.0 million (US$0.5 million) in 2017.

Other income

We had other income of RMB14.7 million in 2016 and RMB4.6 million (US$0.7 million) in 2017, primarily as a result of subsidies income we recorded for the periods.

Income tax benefits/(expenses)

We recorded income tax expenses in the amount of RMB3.1 million in 2016 and RMB27.6 million (US$4.2 million) in 2017. The increase in income tax expenses for the year ended December 31, 2017 was attributable to an increase in taxable income.

Net income

As a result of the foregoing, our operating result improved from a net income of RMB23.9 million for the year ended December 31, 2016 to a net income of RMB167.1 million (US$25.7 million) for the year ended December 31, 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues

Our revenues increased by 73.6% from RMB896.5 million for the year ended December 31, 2015 to RMB1,556.5 million for the year ended December 31, 2016.

Xiaomi Wearable Products. Our Xiaomi Wearable Products segment revenues increased by 64.7% from RMB870.8 million in 2015 to RMB1,434.1 million in 2016. The increase was primarily attributable to an increase in units of Xiaomi Wearable Products shipped by 22.2% from 14.4 million in 2015 to 17.6 million in 2016 as well as an increase in average revenue per unit of Xiaomi Wearable Products by 34.8% from RMB60.5 in 2015 to RMB81.6 in 2016.

Self-branded products and others. Our self-branded products and others segment revenues increased significantly from RMB25.7 million in 2015 to RMB122.3 million in 2016. The increase was primarily attributable to an increase in shipment volume of our self-branded products from approximately 28,000 in 2015 to approximately 253,000 in 2016.

Cost of revenues

Our cost of revenues increased by 62.9% from RMB785.9 million for the year ended December 31, 2015 to RMB1,280.3 million for the year ended December 31, 2016.

Xiaomi Wearable Products. Costs of revenues for our Xiaomi Wearable Products segment increased by 55.2% from RMB762.2 million in 2015 to RMB1,182.6 million in 2016. This increase was primarily attributable to the increase in units of Xiaomi Wearable Products shipped in this period as well as the higher average unit cost as a result of the launch of Mi Band 2.

Self-branded products and others. Cost of revenues for our self-branded products and others segment increased significantly from RMB23.7 million in 2015 to RMB97.7 million in 2016 which was in line with the rapid growth of sales of our self-branded products.

Gross profit

Our gross profit increased by 149.7% from RMB110.6 million for the year ended December 31, 2015 to RMB276.2 million for the year ended December 31, 2016.

Our gross margin improved from 12.3% to 17.7% for the same period, which was primarily attributable to the increase of the gross margin of Xiaomi Wearable Products, particularly Mi Band products. Gross margin for our Xiaomi Wearable Products segment increased from 12.5% in 2015 to 17.5% in 2016 primarily due to the launch of our higher-priced Mi Band 2 product in June 2016 as well as greater economies of scale and larger negotiating power with our suppliers and contract manufacturers. Mi Band 2 was our best-selling product in 2016 and had a suggested retail price of RMB149 in China. In comparison, Mi Band 1, our best-selling product in 2015, had a suggested retail price of RMB79 in China. Gross margin for our self-branded products and others segment increased to 20.2% in 2016 from 7.9% in 2015. The increase of gross margin for our self-branded products and others segment was primarily attributable to greater economies of scale and lower costs per unit as we launched more products under own brand and the volume for these products ramped up in 2016.

Research and development expenses

Research and development expenses increased by 114.9% from RMB61.6 million for the year ended December 31, 2015 to RMB132.3 million for the year ended December 31, 2016, primarily due to a RMB67.1 million increase in personnel-related costs associated with an increase in headcount of our research and development personnel from 213 as of December 31, 2015 to 274 as of December 31, 2016 and an increase of average compensation level. For the year ended December 31, 2016, research and development expenses, as a percentage of revenues, increased to 8.5% from 6.9% for the year ended December 31, 2015.

General and administrative expenses

General and administrative expenses increased by 46.7% from RMB70.0 million for the year ended December 31, 2015 to RMB102.6 million for the year ended December 31, 2016. Share-based compensation is a large component of our general and administrative expenses. For the years ended December 31, 2015 and 2016, general and administrative expenses included RMB53.4 million and RMB55.1 million of share-based compensation expenses, respectively. The increase in general and administrative expenses was primarily due to (i) a RMB7.1 million increase in consulting service fee in relation to consultant service for our U.S. operations, (ii) a RMB6.4 million increase in personnel-related costs associated with an increase in headcount of our general and administrative personnel from 29 as of December 31, 2015 to 63 as of December 31, 2016, and (iii) a RMB5.5 million increase in foreign exchange loss. For the year ended December 31, 2016, general and administrative expenses, as a percentage of revenues, decreased to 6.6% from 7.8% for the year ended December 31, 2015.

Selling and marketing expenses

Selling and marketing expenses increased by 45.1% from RMB19.2 million for the year ended December 31, 2015 to RMB27.8 million for the year ended December 31, 2016, primarily due to a RMB4.8 million increase in personnel-related costs associated with the increase in average compensation level, and a RMB4.3 million increase in expenses to promote our self-branded products through e-commerce platforms, such as JD.com and TMall. For the year ended December 31, 2016, selling and marketing expenses, as a percentage of revenues, decreased to 1.8% from 2.1% for the year ended December 31, 2015.

Operating (loss)/income

As a result of the factors set out above, we recorded an operating income of RMB13.4 million for the year ended December 31, 2016, as compared to an operating loss of RMB40.1 million for the year ended December 31, 2015.

Interest income

Interest income represents interest earned on bank deposits. We had RMB0.3 million and RMB0.8 million  of interest income for the years ended December 31, 2015 and 2016, respectively.

Other income

We had RMB1.1 million and RMB14.7 million of other income for the year ended December 31, 2015 and 2016, respectively, primarily as a result of subsidies income we recorded for the periods.

Income tax benefits/(expenses)

We recorded income tax benefits in the amount of RMB0.9 million and income tax expenses in the amount of RMB3.1 million for the years ended December 31, 2015 and 2016, respectively. The income tax benefits for the year ended December 31, 2015 were the result of RMB3.2 million in deferred tax benefits offset by RMB2.3 million in current tax expenses. The income tax expenses for the year ended December 31, 2016 were the result of RMB21.6 million in current tax expenses offset by RMB18.5 million in deferred tax benefits.

Net income

As a result of the foregoing, our operating result improved from a net loss of RMB37.9 million for the year ended December 31, 2015 to a net income of RMB23.9 million for the year ended December 31, 2016.

Taxation

We generate the majority of our operating income from our PRC operations. Income tax liability is calculated based on a separate return basis as if we had filed separate tax returns for all the periods presented.

The Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to us levied by the government of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary incorporated in Hong Kong, Huami HK Limited, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiaries, variable interest entities and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Anhui Huami began to qualify as a high and new technology enterprise since 2015, and was subject to a tax rate of 15% for the years ended December 31, 2015 and 2016. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value added tax, or VAT, at a rate of 17% on sales and/or import goods and 6% on the services (research and development services, technology services, information technology services and/or culture and creativity services), in each case less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

We generate substantially all of our revenues from sales of smart wearable devices. We also generate a small amount of our revenues from subscription-based services. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and the services have been rendered, the sales price is fixed or determinable, and collection is reasonably assured. We recognize revenue, net of estimated sales returns and value-added taxes (VAT).

Our contracts with our customers have multiple element arrangements. The first deliverable is the smart wearable device and embedded firmware that is essential to the functionality of the device. The second deliverable is the software services included with the products, which are provided free of charge and enable users to sync, view, and access real-time data on our mobile apps. The third deliverable is the embedded right included with the purchase of the device to receive, on a when-and-if-available basis, future unspecified firmware upgrades and features relating to the product’s essential firmware.

We allocate revenue to all deliverables based on their relative selling prices. We use a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence (“VSOE”) of fair value, (ii) third-party evidence (“TPE”), and (iii) best estimate of the selling price (“BESP”). Because we currently have neither VSOE nor TPE for any of its deliverables, revenue is allocated to the deliverables on BESP as if each deliverable was sold regularly on a stand-alone basis. Our process for determining its BESP considers multiple factors including consumer behaviors and our internal pricing model. The BESP for the smart wearable devices comprises the majority of the arrangement consideration. Our BESP for the software services and software upgrades is currently estimated at RMB 0.31 per unit, RMB0.43 per unit and RMB1.30 per unit for the years ended December 31, 2015, 2016 and 2017, respectively. We recognize revenue for the amounts allocated to the smart wearable devices at the time of delivery (except as noted below), provided the other conditions for revenue recognition have been met. Most of the revenue for products sold through distributors is recognized on a sell-in basis. Amounts allocated to the software services and unspecified upgrade rights are deferred and recognized on a straight-line basis over their estimated usage period which approximates 9 months.

During the years ended December 31, 2015, 2016 and 2017, we generated 97.4%, 93.2% and 78.8% of revenues from one customer that entered into a cooperation agreement as further described below. The remaining revenues for the years ended December 31, 2015, 2016 and 2017 was mostly generated from sales of our self-branded products to retailers, distributors and end users. Our revenue recognition for self-branded products is consistent with that described in the preceding paragraphs.

Cooperation agreement with one customer

During the years ended December 31, 2015, 2016 and 2017, we generated most of our revenues from sales of exclusively designed and manufactured smart wearable devices to one customer, who is also the sole distribution channel for such smart wearable devices. This customer is one of our shareholders. Under a cooperation agreement with this customer, we produce and assemble final product for shipments of smart wearable devices to that customer, who is then responsible for commercial distribution and sale of the product. The arrangement includes two payment installments. The first payment installment is priced to recover the costs incurred by us in developing and shipping the devices to the customer and is due from the customer once products have been delivered. We allocate the initial payment installment between the hardware device, the software services, and the software upgrades based on their relative fair value and recognizes revenue based on its recognition policy further described in the preceding paragraph. We are also entitled to receive a potential second installment payment calculated as 50 percent of the future net profits from commercial sales made by the customer. Given the revenue from the profit sharing arrangement is contingent on the commercial sale, we recognize revenue from the second installment in the period following the commercial sale by the customer, which is when the fee is fixed and determinable. The fee related to the second installment is usually earned by us between 30 to 45 days after initial shipment of the product to the customer. The second installment is also allocated between the hardware device, the software services, and the software upgrades based on their relative fair value and is recognized based on our recognition policy further described in the preceding paragraph. Our revenue recognition policy of our products under the business cooperation agreement is substantially consistent with that for the sales of our Amazfit products except that the installment payments available to the customer under the business cooperation agreement are not available to customers who purchase our Amazfit products.

Rights of return

We offer limited sales returns for several products. We estimate reserves for these sales based on historical experience, and records the reserve as a reduction of revenue and accounts receivable. During the years ended December 31, 2015, 2016 and 2017, actual returns have been insignificant.

Product Warranty

We offer a standard product warranty that the product will operate under normal use. For products sold to the one customer under the business cooperation agreement, the warranty period is 18 months which includes a six-month warranty to that customer and an additional 12-month warranty to end-users. For products sold directly to end users, the warranty period includes a 12-month warranty to end users. We have the obligation, at our option, to either repair or replace the defective product.

At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. Warranty reserves are recorded as a cost of revenue.

Inventories

Our inventories consist of raw materials, finished goods and work in process. Inventories are stated at the lower of cost or net realizable value on a weighted average basis. Inventory costs include expenses that are directly or indirectly incurred in the purchase, including shipping and handling costs charged to us by suppliers, and production of manufactured product for sale. Expenses include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits and indirect labor. Cost is determined using the weighted average method. We assess the valuation of inventory and periodically write down the value for estimated excess and obsolete inventory based upon the product life cycle. For the fiscal years ended December 31, 2015, 2016 and 2017, the inventories write-down was nil, RMB1.0 million and RMB2.4 million, respectively.

Acquired intangible asset

Acquired intangible assets other than goodwill consist of the domain name for the Company’s website www.huami.com and the patents and trademark from the acquisition of Shenzhen Yunding Information Technology Co., Ltd. The domain name is recognized as an intangible asset with indefinite life and evaluated for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired. Such impairment test compares the fair value of asset with its carrying value, and an impairment loss is recognized if and when the carrying amount exceed the fair value. The estimates of values of the intangible asset not subject to amortization are determined using discounted cash flow valuation approach. Significant assumptions are inherent in this process, including estimates of discount rates. The patents and trademark are recognized as intangible assets with finite lives and are amortized on a straight-line basis over their expected useful economic lives. Amortization is calculated on a straight-line basis over the estimated useful life of 10 years.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or change in circumstances would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on results of operations and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

We perform a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying amount of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying amount of goodwill over the implied fair value of goodwill.

In 2017, there were no reporting units that were at risk of failing step 1, and we recognized nil impairment loss on goodwill.

Long-term investments

Our long-term investments consist of cost method investments, equity method investments and available-for-sale securities investments.

(a) Cost Method Investment. For investee companies over which we do not have significant influence or a controlling interest, we carry the investment at cost and recognizes as income any dividend received from distribution of the investee’s earnings. We review the cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. We estimated the fair value of these investee companies based on the discounted cash flow approach. Factors we consider in making such a determination include general market conditions, the duration and the extent to which the fair value of an investment is less than its cost, and our intent and ability to hold such investment. An impairment charge is recorded if the carrying amount of an investment exceeds its fair value and such excess is determined to be other-than-temporary. We recorded nil impairment loss on the cost method investments during the years ended December 31, 2015, 2016 and 2017.

(b) Equity Method Investment. For an investee company over which we have the ability to exercise significant influence, but does not have a controlling interest, we account for the investment under the equity method. Significant influence is generally considered to exist when we have an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the investee company’s accounts are not reflected within our consolidated balance sheets and statements of operations; however, our share of the earnings or losses of the investee company is reflected in the caption “(loss)/income from equity method investments” in the consolidated statements of operations.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. We recorded nil impairment losses on our equity method investments during the years ended December 31, 2015, 2016 and 2017.

(c) Available-for-sale Investment. For investments which are determined to be debt securities, we account for our as long-term available-for-sale securities investments when it is not classified as either trading or held-to-maturity investments. Available-for-sale securities investment is carried at its fair value and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. We review our investments for other than temporary impairment based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, our intent and ability to hold the investment, and the financial condition and near term prospects of the investees. We recorded nil impairment on our available-for-sale investments during the years ended December 31, 2015, 2016 and 2017.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

We account for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Share-based payment

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. We have elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award.

We estimated the fair value of share options using the binomial option-pricing model with the assistance from an independent valuation firm. The fair value of each option grant is estimated on the date of grant with the following key assumptions:

	October 21, 2015	June 14, 2016	September 8, 2016	May 31, 2017	August 27, 2017
Risk-free interest rate	1.58%	1.62%	2.85%	2.11% - 2.28%	2.07% - 2.17%
Contractual term (number of years)	10%	10%	10%	10%	10%
Expected volatility	46.20%	46.09%	47.82%	45.8% - 49.5%	49.2% - 49.5%
Expected dividend yield	0%	0%	0%	0%	0%

We estimate the fair value of our restricted shares and restricted share units based on the fair value of our ordinary shares on the date of grant. For the years ended December 31, 2015, 2016 and 2017, we recorded share-based compensation expenses of RMB5.8 million, RMB6.5 million and RMB6.6 million (US$1.0 million) related to restricted shares and restricted share units.

Restricted shares owned by the founders

As one of the conditions to the closing of our preferential equity investments in January 2014, two founders entered into a share restriction agreement with the preferential equity interests shareholders. Pursuant to this agreement, those founders are prohibited from transferring, selling, assigning, pledging or disposing in any way their equity interest in the Company before such interest is vested. The equity interest held by these founders were 50% converted to restricted equity interest and vest in 24 equal and continuous monthly installments for each month starting from January 2014, provided that those founders remain full-time employees of our Company at the end of such month. A total of 45,567,164 restricted shares were held by those founders as of April 2015. In April 2015, as one of the condition of the closing of the preferred shareholders agreement, the agreement was amended to (1) restrict additional shares and extend the vesting period for an additional 48 months and (2) restrict shares held by four other founders similar to the restrictions imposed in January 2014. We also obtained an irrevocable and exclusive option to repurchase all of the restricted shares held by those founders at par value both in January 2014 and April 2015.

We accounted for the share restriction agreement between the founders and us as a grant of restricted stock award under a stock-based compensation plan. Accordingly, we measured the fair value of the restricted shares of the founders at the grant date and recognizes the amount as compensation expense over the service period. Additionally, we accounted for the modification of the restriction in April 2015 as a modification of share-based compensation. We calculated the incremental fair value resulting from the modification and recorded it as share-based compensation over the revised vesting term.

For the years ended December 31, 2015, 2016 and 2017 we recorded share-based compensation expenses of RMB37.2 million, RMB50.8 million and RMB51.5 million (US$7.9 million) related to the unvested shares of the founders.

Fair Value of Ordinary Shares

Prior to our initial public offering, we are a private company with no quoted market prices for our ordinary shares. We make estimates of the fair value of our ordinary shares at various dates as one of the inputs into determining the grant date fair value of share-based compensation awards. In determining the fair value of our ordinary shares, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, which sets forth the preferred types of valuation that should be used. These estimates are no longer necessary to determine the fair value of our ordinary shares after our ADSs begin trading.

The following table sets forth the fair value of our ordinary shares estimated at different dates in 2015, 2016 and 2017:

Date	Class of Shares	Fair Value	Purpose of valuation	DLOM	Discount Rate
April 29, 2015	Ordinary Share	$0.74	To determine potential beneficial conversion feature in connection with the issuance of series B-1 and B-2 convertible redeemable preferred shares	20%	22%
October 21, 2015	Ordinary Share	$0.84	share options	16%	22%
June 14, 2016	Ordinary Share	$1.08	share options	15%	21%
September 8, 2016	Ordinary Share	$1.08	share options	15%	21%
May 31, 2017	Ordinary Share	$1.61	share options	13%	19.5%
August 27, 2017	Ordinary Share	$1.93	share options	10%	19.5%

In determining the fair value of our ordinary shares in 2015, 2016 and 2017, our independent third-party appraiser used the DCF method of the income approach to derive the fair value of our ordinary shares. The determination of the fair value of our ordinary shares required complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. We also applied a discount for lack of marketability, or DLOM, with a range of 10%-20% to reflect the fact that there is no ready market for shares in a closely-held company like us. Such valuations and estimates will no longer be necessary after our initial public offering, as the closing market price of the underlying shares on the grant date will be applied when determining the fair value of ordinary shares.

The increase in the fair value of our ordinary shares from US$0.26 per share as of August 20, 2014 to US$0.74 per share as of April 29, 2015, US$0.84 per share as of October 21, 2015, US$1.08 per share as of June 14, 2016, US$1.61 per share as of May 31, 2017, US$1.93 per share as of August 27, 2017 was primarily attributable to continuous organic growth of our business and more certainty over the timing of our initial public offering. Additionally, our successful completion of a round of financing in 2015 of the Series B-2 preferred shares at US$1.68 per share in April 2015 also contributed to the increase in the fair value of our ordinary shares as they provided us with the funding needed for our expansion. The financing not only strengthened our financial status and resources but also indicated an increase in investor’s confidence in our business prospects.

Consolidation of Variable Interest Entity

We conduct substantially all of our business in the PRC through contractual arrangements with Anhui Huami and its subsidiary and Beijing Huami.

We believe we have the power to control Anhui Huami and Beijing Huami through a series of contractual arrangements that we have entered into through Shunyuan Kaihua, our WOFE. Those contractual terms enable us to exercise effective control over them, receive substantially all of the economic benefits and have an exclusive option to purchase all or part of the equity interests and assets in Anhui Huami and its subsidiary and Beijing Huami when and to the extent permitted by PRC law. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive call option agreement. To exercise our rights under the exclusive call option agreement does not require the consent of shareholders of Anhui Huami and its subsidiary or Beijing Huami. Therefore, we believe this gives us the power to direct the activities that most significantly impact the economic performance of our affiliated entities.
We believe that our ability to exercise effective control, together with the exclusive consulting and service agreement and the equity pledge agreement, give us the rights to receive substantially all of the economic benefits from our affiliated entities in consideration for the services provided by our subsidiaries in China. Accordingly, as the primary beneficiary of the affiliated entities and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our combined and consolidated financial statements.

As advised by Zhong Lun Law Firm, our PRC counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

Recent Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “Significant Accounting Policies—Newly adopted accounting pronouncements” and “Significant Accounting Policies—Recent accounting pronouncements not yet adopted” of the notes to our consolidated financial statements.

B.	Liquidity and Capital Resources

The following table sets forth the movements of our cash flows for the periods presented:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Summary Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(6,767)	17,266	238,336	36,632
Net cash used in investing activities	(4,911)	(99,387)	(38,881)	(5,976)
Net cash provided by financing activities	214,063	10,024	20,089	3,087
Net increase/(decrease) in cash and cash equivalents	202,385	(72,097)	219,544	33,743
Exchange rate effect on cash and cash equivalents	10,226	5,262	(3,175)	(488)
Cash, cash equivalents and restricted cash at beginning of the period	7,376	219,987	153,152	23,539
Cash, cash equivalents and restricted cash at end of the period	219,987	153,152	369,521	56,794

As of December 31, 2015, 2016 and 2017, our cash, cash equivalents and restricted cash were RMB220.0 million, RMB153.2 million and RMB369.5 million (US$56.8 million), respectively, out of which RMB164.2 million, RMB98.5 million and RMB66.5 million (US$10.2 million) was held in U.S. dollars, and RMB55.8 million, RMB54.6 million and RMB303.0 million (US$46.6 million) was held in Renminbi, as of December 31, 2015, 2016 and 2017, respectively. Our cash, cash equivalents and restricted cash primarily consist of cash at banks and on hand. 87.8% of our cash, cash equivalents and restricted cash as of December 31, 2017 were held in China, and 81.3% of our cash, cash equivalents and restricted cash were held by our VIEs.

We believe the net proceeds we receive from our initial public offering, together with our cash on hand, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

Although we consolidate the results of our VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with our consolidated variable interest entities and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

In utilizing the proceeds we received from our initial public offering and the other cash that we hold offshore, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterparts; and
•	loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Exchange.”

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

Our PRC subsidiaries may convert Renminbi amounts that they generate in their own business activities, including technical consulting and related service fees pursuant to their contracts with the consolidated variable interest entities, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-PRC parent companies in the form of dividends. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. The total amount of loans we can make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. As of December 31, 2015, profit appropriation made by our PRC subsidiaries to the reserve fund reached the maximum required amount of 50% of their registered capital. As a result, during the years ended December 31, 2016 and 2017, no additional profit appropriation was required to be made to the reserve fund.

Operating activities

Net cash provided by operating activities for the year ended December 31, 2017 was RMB238.3 million (US$36.6 million). The difference between our net income of RMB167.1 million (US$25.7 million) and the net cash provided by operating activities was primarily due to (i) an adjustment of RMB45.0 million (US$6.9 million) in non-cash items, which primarily consisted of depreciation and amortization, share-based compensation and deferred income taxes, and (ii) an increase of RMB21.3 million (US$3.3 million) in working capital. Changes in working capital for the year ended December 31, 2017 primarily consisted of an increase of RMB181.6 million (US$27.9 million) in accounts payable, and an increase of RMB45.6 million (US$7.0 million) in accrued expense and other current liabilities partially offset by an increase of amount due from related parties of RMB109.8 million (US$16.9 million), an increase of inventories of RMB57.6 million (US$8.9 million), and an increase of prepaid expenses and other current assets of RMB33.0 million (US$5.1 million).

Net cash provided by operating activities for the year ended December 31, 2016 was RMB17.3 million. The difference between our net income of RMB23.9 million and the net cash provided by operating activities was primarily due to (i) an adjustment of RMB63.0 million in non-cash items, which primarily consisted of depreciation and amortization and share-based compensation, and (ii) an increase of RMB69.7 million in working capital. Changes in working capital for the year ended December 31, 2016 primarily consisted of an increase of RMB103.5 million in inventories, and an increase of RMB287.7 million in amount due from related parties partially offset by an increase of accounts payable of RMB272.0 million.

Net cash used in operating activities for the year ended December 31, 2015 was RMB6.8 million. The difference between our net loss of RMB37.9 million and the net cash used in operating activities was primarily due to (i) an adjustment of RMB56.3 million in non-cash items, which primarily consisted of depreciation and amortization and share-based compensation, and (ii) an increase of RMB25.2 million in working capital. Changes in working capital for the year ended December 31, 2015 primarily consisted of an increase of RMB52.8 million in inventories, an increase of RMB128.5 million in amount due from related parties partially offset by an increase of accounts payable of RMB164.0 million.

As of December 31, 2015, 2016 and 2017, we had amount due from related parties of RMB173.0 million, RMB476.7 million and RMB578.5 million (US$88.9 million), respectively, among which RMB170.0 million, RMB460.6 million and RMB567.6 million (US$87.2 million) were from Xiaomi and its affiliates, respectively. Xiaomi usually places significant product orders in the fourth quarter of each year relating to major promotional events, and this results in high inventories and account receivables from Xiaomi at the end of each year. All of the amount due from Xiaomi as of December 31, 2015, 2016 and 2017 was collected in the first quarter of 2016, 2017 and 2018, respectively.

Investing activities

Net cash used in investing activities was RMB38.9 million (US$6.0 million) for the year ended December 31, 2017, primarily due to purchase of property, plant and equipment of RMB21.5 million (US$3.3 million) and loans provided to others of RMB12.9 million (US$2.0 million).

Net cash used in investing activities was RMB99.4 million for the year ended December 31, 2016, primarily due to purchase of property, plant and equipment of RMB10.3 million and purchase of long-term investments of RMB62.9 million.

Net cash used in investing activities was RMB4.9 million for the year ended December 31, 2015, primarily due to purchase of property, plant and equipment of RMB2.9 million and purchase of long-term investments of RMB2.0 million.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2017 was RMB20.1 million (US$3.1 million), which was primarily due to a one-year bank borrowing of RMB30.0 million (US$4.6 million) in 2017, and offset by the RMB10.0 million repayment of bank borrowings in 2016.

Net cash provided by financing activities for the year ended December 31, 2016 was primarily due to a one-year bank borrowing of RMB10.0 million.

Net cash provided by financing activities in the year ended December 31, 2015 was RMB214.1 million in the form of capital injection from preferred shareholders.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property, plant and equipment and intangible assets. Our capital expenditures were RMB2.9 million, RMB11.5 million and RMB24.5 million (US$3.8 million) in the years ended December 31, 2015, 2016 and 2017, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Huami Corporation is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our VIEs and their subsidiaries in China. As a result, Huami Corporation’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

The table below sets forth the respective revenues contribution and assets of Huami and our wholly-owned subsidiaries and our VIEs as of the dates and for the periods indicated:

	Revenues(1)			Total assets(1)
	For the Year Ended December 31,			As of December 31,
	2015	2016	2017	2016	2017
Huami and its wholly-owned subsidiaries	0.1%	0.3%	0.3%	15.3%	10.8%
VIEs	99.9%	99.7%	99.7%	84.7%	89.2%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	The percentages exclude the inter-company transactions and balances between our subsidiaries and the VIEs.
C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment due by December 31,
	Total	2018	2019 and after
	(in thousands of RMB)
Lease commitments(1)	9,420	7,490	1,930
Capital commitments(2)	423,441	—	423,441
Total	432,861	7,490	425,371

Notes:

(1)

Lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates through 2019.

(2)

Capital commitments consist of the capital commitments for the purchase of property, plant and equipment under a non-cancelable agreement between Anhui Huami and Hefei High-Tech Administrative Office, pursuant to which the two parties agreed to develop a 60,000 square feet industry base that focuses on the development of wearable technology and smart hardware. The two parties also entered into a supplemental agreement with respect to certain subsidy benefits conditional on Anhui Huami’s fulfillment of certain revenue and tax contribution commitments for each fiscal year during the term of the supplemental agreement.

On January 4, 2017, Anhui Huami entered into a one-year loan agreement with the Hefei Branch of China Merchants Bank, pursuant to which Anhui Huami borrowed RMB30.0 million at a fixed interest rate of 5.00%.

G.	Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wang Huang	42	Chairman of the Board of Directors and Chief Executive Officer
Tian Cheng	35	Director
De Liu	44	Director
Yunfen Lu	52	Director
Bin Yue	37	Director
Xiaojun Zhang	46	Director
Jimmy Lai	61	Independent Director
Hongjiang Zhang	57	Independent Director
David Cui	49	Chief Financial Officer
Mike Yan Yeung	47	Chief Operating Officer
Xiaofeng Li	46	Vice President of Engineering and General Manager of U.S. Operations
Hui Wang	40	Vice President of Health and Medical Business Group and General Manager of Beijing Operations
Pengtao Yu	36	Chief Industrial Designer

Mr. Wang Huang is our founder and has served as the chairman of our board of directors and our chief executive officer since our inception. Mr. Huang is a serial entrepreneur with significant experience and expertise in the technology and Internet sectors in China. Mr. Huang founded Anhui Huami in December 2013 to develop, manufacture and sell smart wearable devices. Prior to that, Mr. Huang founded Hefei Huaheng Electronic Technology Co., Ltd., a company that developed tablets and tablet-based mobile apps and provided e-magazine network services, and led the team that released China’s first tablet. In 2002, Mr. Huang founded Hefei Huakai Yuanheng Information Technology Co., Ltd., a company that developed embedded Linux software and hardware. Mr. Huang previously was a research and development engineer at Huawei Technologies Co. Ltd., a leading global information and communications technology solutions provider, where he played an instrumental role in the development of high-speed switching and routing equipment. Mr. Huang has received many honors in the business world as well. To name a few, he was awarded “Anhui Economic Person of the Year 2015,” “ Leading Talents of Strategic Emerging Industry Technology in Anhui” and “Hefei Youth Entrepreneurship.” Mr. Huang received his bachelor’s degree in applied physics from the University of Science and Technology of China in 1997. Mr. Huang is appointed as a director to our board by HHtech Holdings Limited, Haiyu Holding Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Wenshui Holding Limited and Shu Hill Holdings, which we collectively refer to as the Co-Founder Entities in this annual report.  Pursuant to the currently effective memorandum and articles of association, the Co-Founders Entities will be entitled to appoint three directors so long as they continue to beneficially own no less than 60% of the shares they beneficially owned as of January 12, 2018.

Mr. Tian Cheng has served as our director since April 2015. Mr. Cheng is a partner of Shunwei Capital, a China-based venture capital firm that focuses on investments in internet and technology industries. Prior to joining Shunwei Capital, Mr. Cheng was an associate director of the Investment Group of Temasek Holdings (Private) Limited, a sovereign wealth fund of the Government of Singapore, specializing in growth capital, restructuring and divestiture transactions. Mr. Cheng received his bachelor’s degree in business administration and master’s degree in management from Fudan University. Mr. Cheng is appointed as a director to our board by Shunwei High Tech Limited. Pursuant to the currently effective memorandum and articles of association, Shunwei High Tech Limited will be entitled to appoint one director so long as it continues to beneficially own no less than 10% of the issued and outstanding shares of our company.

Mr. De Liu has served as our director since April 2015. Mr. Liu is one of the founders and a vice president of Xiaomi, a mobile Internet company, where he is responsible for overseeing Xiaomi’s eco-chain business, industrial design and team management. Mr. Liu is a leading figure in industrial design in China and has received numerous industrial design awards together with his team, including 5 Red Dot Design Awards (Germany), 18 iF Design Awards (Germany) and 10 Red Star Design Awards (Mainland, China). Mr. Liu also holds various positions, including the vice-chairman of China Industrial Design Association and a member of National Manufacturing Strategy Advisory Committee. Mr. Liu has received many honors in the business world as well. To name a few, he was awarded “Zhongguancun Top Talent” in 2015 and “Beijing Top Innovative and Entrepreneurial Leading Talent” in 2016. Mr. Liu received his bachelor’s degree in industrial design and master’s degree in mechanical design and theory from Beijing Institute of Technology in 1996 and 2001, respectively, and his master’s degree in industrial design from the Art Center College of Design in 2010. Mr. Liu is appointed as a director to our board by People Better Limited. Pursuant to the currently effective memorandum and articles of association, People Better Limited will be entitled to appoint one director so long as it continues to beneficially own no less than 10% of the issued and outstanding shares of our company.

Ms. Yunfen Lu has served as our director since April 2015. Since January 2014, Ms. Lu has served as a vice president and the financial controller of Anhui Huami. Ms. Lu has a wealth of experience in financial accounting and supply chain management. From April 2009 to December 2013, Ms. Lu served as the financial controller of Hefei Huaheng Electronic Technology Co., Ltd. From November 2002 to March 2009, Ms. Lu worked at Hefei Huakai Yuanheng Information Technology Co., Ltd, where she was responsible for overseeing financial accounting, procurement, administrative affairs and manufacturing management. Ms. Lu received her secondary vocational degree in accounting from Shanghai Lixin Vocational School of Accounting (now Shanghai Lixin University of Accounting and Finance) in 1986. Ms. Lu is appointed as a director to our board by the Co-Founder Entities. Pursuant to the currently effective memorandum and articles of association, the Co-Founders Entities will be entitled to appoint three directors so long as they continue to beneficially own no less than 60% of the shares they beneficially owned as of January 12, 2018.

Mr. Bin Yue has served as our director since April 2015. Mr. Yue is one of the founding partners of Banyan Capital, a venture capital firm specializing in investing in technology, media and telecommunications sectors. Prior to founding Banyan Capital, Mr. Yue was a vice president at IDG Capital Partners. Prior to IDG Capital Partners, Mr. Yue worked at China Renaissance, a leading China-based investment bank. Mr. Yue received his bachelor’s and master’s degree in computer science from Peking University.

Mr. Xiaojun Zhang has served as our director since April 2015. In addition to this role, Mr. Zhang has also served as vice president of Anhui Huami since January 2014, where he is responsible for overseeing human resources and corporate strategy. Prior to joining us, Mr. Zhang served as deputy general manager of Anhui Mei Bang Investment Management Co., Ltd. from September 2010 to October 2011. From July 2009 to September 2010, Mr. Zhang served as head of the human resources and administrative affairs department at the Anhui branch of Sunshine Insurance Group Corporation Limited. Mr. Zhang received his bachelor’s degree in Chinese language and literature from Anhui University in 1994. Mr. Zhang is appointed as a director to our board by the Co-Founder Entities. Pursuant to the currently effective memorandum and articles of association, the Co-Founders Entities will be entitled to appoint three directors so long as they continue to beneficially own no less than 60% of the shares they beneficially owned as of January 12, 2018.

Mr. Jimmy Lai started to serve as our director in February 2018. Mr. Lai has served as the chief financial officer of China Online Education Group, a NYSE-listed company and an online English language education services provider in China, since June 2015. In addition to his role at China Online Education, Mr. Lai serves as independent director on the board of directors of PPDAI Group Inc., a NYSE-listed company and an online consumer finance provider in China. Prior to joining China Online Education, Mr. Lai served as the chief financial officer of Chukong Technologies Corp., a mobile entertainment platform company in China from 2013 to 2015. Mr. Lai served as the chief financial officer of Gamewave Corporation, a webgame company in China, from 2011 to 2013. Prior to that, Mr. Lai served as the chief financial officer of Daqo New Energy Corp., an NYSE-listed company and a polysilicon manufacturer based in China, from 2009 to 2011. From 2008 to 2009, Mr. Lai served as the chief financial officer of Linktone Ltd., a Nasdaq-listed company and a provider of wireless interactive entertainment services to consumers in China. From 2006 to 2008, Mr. Lai was the chief financial officer of Palm Commerce Holdings, an information technology solution provider for the China lottery industry. Prior to that, he served as an associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a company listed on the NYSE and the Hong Kong Stock Exchange, from 2002 to 2006, and as a controller and director of financial planning at AMX Corporation from 1997 to 2001. Mr. Lai received his bachelor’s degree in statistics from the National Cheng Kung University in Taiwan and his MBA from the University of Texas at Dallas. Mr. Lai is a certified public accountant licensed in the State of Texas.

Dr. Hongjiang Zhang started to serve as our director in February 2018. Currently, Dr. Zhang is a venture partner at Source Code Capital, a venture capital firm with a focus on early stage start-up in technology sectors. In addition to his role at Source Code Capital, Dr. Zhang also serves as director at various public companies listed in the United States, including Cheetah Mobile Inc., a NYSE-listed mobile internet company based in China, Xunlei Limited, a Nasdaq-listed cloud-based acceleration technology company in China, and 21Vianet Group, Inc., a Nasdaq-listed provider of carrier-neutral internet data center services in China. Prior to joining Source Code Capital, Dr. Zhang had served as an executive director and the chief executive officer of Kingsoft Corporation Limited, a Chinese software and internet services company listed on the Hong Kong Stock Exchange, from October 2011 to December 2016. Dr. Zhang also served as a director and the chief executive officer of Kingsoft Cloud, a subsidiary of Kingsoft Corporation Limited, from January 2012 to December 2016. Prior to joining Kingsoft, Dr. Zhang was the chief technology officer for Microsoft Asia-Pacific Research and Development Group from January 2006 to October 2011, the managing director of the Microsoft Advanced Technology Center from January 2004 to October 2011, and the assistant managing director of Microsoft Research Asia from April 1999 to December 2003. While at Microsoft, Dr. Zhang led Microsoft’s research and development agenda in China, including strategy, planning, R&D and incubation for products, services and solutions. Prior to joining Microsoft, Dr. Zhang was a research manager at Hewlett-Packard Labs at Palo Alto, California from October 1995 to March 1999. Before that, Dr. Zhang was a research member of the Institute of Systems Science at the National University of Singapore. Dr. Zhang received his bachelor’s degree in electrical engineering from Zhengzhou University in 1982 and Ph.D. in electrical engineering from the Technical University of Denmark in 1991.

Mr. David Cui has served as our chief financial officer since August 2017. Mr. Cui has extensive experience in public accounting and financial management. From August 2015 to April 2017, Mr. Cui is the chief financial officer of China Digital Video Holdings Limited, a company listed on the Hong Kong Stock Exchange. Prior to that, Mr. Cui was an independent financial advisor to high growth companies on business strategies, fund raising, corporate governance and accounting matters. From April 2011 to August 2013, Mr. Cui was the chief financial officer in iKang Healthcare Group, Inc., a company listed on the Nasdaq. He was an audit senior manager of Deloitte Touche Tohmutsu, China from April 2007 to April 2011. Prior to that, Mr. Cui was the financial reporting manager of Symantec Corporation. From April 2004 to August 2006, he served as an audit manager of Ernst & Young, California. Mr. Cui was a senior auditor in the Audit and Advisory Services practice of Health Net, Inc., California from May 2001 to April 2004. From January 1996 to May 2001, Mr. Cui worked in public accounting in Canada and the United States. Mr. Cui has a bachelor’s degree in business administration from Simon Fraser University, Canada and is a licensed CPA in the United States and Canada.

Mr. Mike Yan Yeung has served as our chief operating officer since January 2015. Prior to joining us, Mr. Yeung served as a vice president of Shunwei Capital, a China-based venture capital firm, where he was a key member of an investment team with a focus on mobile Internet applications, smart home technologies, smart wearables, IoT and online health care, and served as a board member of several portfolio companies. From 2012 to 2014, Mr. Yeung served as the principal group program manager of Microsoft, where he was responsible for managing the software development of Microsoft’s key digital advertising products and defining and implementing the Microsoft online ads platform strategy in China. Prior to that, Mr. Yeung held several positions in Monster.com, TGC Inc., China.com Corp., Netscape Communications Corporation and Oracle Corporation from 1992 to 2012. Mr. Yeung received his bachelor’s degree and master’s degree in computer science from the University of California, Berkeley in 1992 and Stanford University in 1994, respectively.

Dr. Xiaofeng Li has served as our vice president of engineering and general manager of U.S. operations since February 2015. Prior to joining us, Mr. Li worked at Intel Corporation from 2001 to 2015, first as an Intel lab researcher and manager and later as a software architect and manager. From 1998 to 2001, Mr. Li worked as a senior engineer at Nokia Corporation. Mr. Li received his bachelor’s degree and Ph.D. in computer science from the University of Science and Technology of China in 1993 and 1998, respectively.

Dr. Hui Wang has served as our vice president of health & medical business group and general manager of Beijing operations since August 2014. Prior to joining us, Mr. Wang worked at Lenovo Group Ltd. from 2007 to 2014, first as a researcher and later as its chief product director. Prior to joining Lenovo, Mr. Wang worked at NEC Labs China from 2005 to 2007. Mr. Wang received his bachelor’s degree in electronic and information engineering and Ph.D. in communication and information system from the University of Science and Technology of China in 2000 and 2005, respectively.

Mr. Pengtao Yu has served as our chief industrial designer since October 2014. Prior to joining us, Mr. Yu worked at Moov Inc., a smart wearable device start-up company, as an industrial design consultant from June to October 2014 and played an instrumental role in designing and developing Moov’s fitness tracker. Prior to that, Mr. Yu was an industrial designer at Bould Design from October 2012 to June 2014, where his responsibilities included developing and designing consumer electronic products, such as thermostat and smoke alarm, for various Silicon Valley companies. From February 2012 to August 2012, Mr. Yu was an industrial design consultant of Harman International, where he worked closely with the marketing team in developing a new generation of earphones. Mr. Yu has received many awards in recognition of his industrial design accomplishments. He is a four-time Bronze winner of the International Design Excellence Award, and a three-time winner of the iF Design Award (Germany). He also received the Red Dot Design Award (Germany) in 2011 and 2016. Mr. Yu received his bachelor’s degree in engineering from Beijing Institute of Technology in 2003, and his bachelor’s degree in product design and master’s degree in industrial design from the Art Center College of Design in 2008 and 2011, respectively.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; or (ii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2017, we paid an aggregate of approximately RMB3.7 million (US$0.6 million) in cash to our executive officers and RMB0.7 million (US$0.1 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2015 Share Incentive Plan

In October 2015, our shareholders and board of directors approved the 2015 Share Incentive Plan, which we refer to as the 2015 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The 2015 Plan consists of a share incentive plan for U.S. service providers and a share incentive plan for PRC service providers. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2015 Plan is 14,328,358 Class A ordinary shares. As of March 31, 2018, awards to purchase 14,291,316 Class A ordinary shares have been granted and are outstanding under the 2015 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2015 Plan.

Types of Awards. The 2015 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2015 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2015 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, consultants and directors.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2015 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2015 Plan. Unless terminated earlier, the 2015 Plan has a term of ten years. With the approval of our board of directors, the plan administrator has the authority to terminate, amend or modify the 2015 Plan, provided that shareholder approval is obtained in certain circumstances set forth in the relevant award agreement. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the 2015 Plan.

2018 Share Incentive Plan

In January 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2018 Plan is 9,559,607 ordinary shares. The number of shares reserved for future issuances under the 2018 Plan will be increased by (i) a number equal to 1.0% of the total number of outstanding shares immediately after our initial public offering, or (ii) such number of shares as may be determined by our board of directors, on the first day of each calendar year during the term of the 2018 Plan beginning in 2018. As of March 31, 2018, awards to purchase 3,489,469 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2018 Plan.

Types of Awards. The 2018 Plan permits the awards of options, restricted shares, restricted share units, or any other type of awards that the committee decides.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2018 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2018 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination and Amendment of the 2018 Plan. Unless terminated earlier, the 2018 Plan has a term of seven years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table summarizes, as of March 31, 2018, the awards granted under our 2015 Plan and 2018 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options and Restricted Shares	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
David Cui	*	—	July 31, 2017	July 30, 2027
Mike Yan Yeung	*(1)	—	October 21, 2015	—
	*	0.79	October 21, 2015	February 1, 2019
Xiaofeng Li	*(1)	—	October 21, 2015	—
Hui Wang	*(1)	—	October 21, 2015	October 20, 2025
Pengtao Yu	*(1)	—	October 21, 2015	—
Total	6,240,200

Notes:

*Less than one percent of our total outstanding shares.

(1)	Restricted shares

As of March 31, 2018, other employees as a group held outstanding options to purchase 10,953,414 Class A ordinary shares of our company, at a weighted average exercise price of US$0.17 per share, 4,237,347 restricted shares, and 2,190,025 restricted share units.

C.	Board Practices

Our board of directors consists of eight directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice, (b) such director has not been disqualified by the chairman of the relevant board meeting, and (c) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the rules of the New York Stock Exchange. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Yunfen Lu, Mr. Jimmy Lai and Dr. Hongjiang Zhang. Mr. Lai is the chairman of our audit committee. We have determined that Mr. Jimmy Lai and Dr. Hongjiang Zhang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Mr. Lai qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s response;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
•	reviewing and approving all proposed related party transactions;
•	meeting separately and periodically with management and the independent auditors; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Wang Huang, Mr. Jimmy Lai and Dr. Hongjiang Zhang. Dr. Zhang is the chairman of our compensation committee. We have determined that Mr. Jimmy Lai and Dr. Hongjiang Zhang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Wang Huang, Mr. Jimmy Lai and Dr. Hongjiang Zhang. Mr. Huang is the chairperson of our nominating and corporate governance committee. Mr. Jimmy Lai and Dr. Hongjiang Zhang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
•	declaring dividends and distributions;
•	appointing officers and determining the term of office of the officers;
•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

D.	Employees

We had 280, 376 and 416 employees as of December 31, 2015, 2016 and 2017, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2017:

As of December 31, 2017
Function:
Research and development	258
Selling and marketing	54
Administrative	87
Supply chain management	17
Total	416

As of December 31, 2017, we had 219 employees in Hefei, 119 employees in Beijing, 57 employees in Shenzhen, 13 employees in Xi’an and 8 employees in Silicon Valley.

We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We have not made adequate employee benefit payments. We may be required to make up the contributions for these plans as well as to pay late fees and fines but have made adequate provisions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.”

We enter into standard labor agreements with our employees and, in addition, enter into confidentiality and non-compete agreements with our key employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2018 by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 46,853,700 Class A ordinary shares and 193,736,467 Class B ordinary shares outstanding as of March 31, 2018, excluding Class A ordinary shares issuable upon the exercise of outstanding share options and Class A ordinary shares reserved for issuance under our 2015 Plan and 2018 Plan.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power†
Directors and Executive Officers:**
Wang Huang(1)	—	87,134,327	87,134,327	35.4%	43.8%
Tian Cheng	—	—	—	—	—
De Liu	—	—	—	—	—
Yunfen Lu(2)	—	3,450,746	3,450,746	1.4%	1.7%
Bin Yue	—	—	—	—	—
Xiaojun Zhang(3)	—	2,107,463	2,107,463	*	1.1%
Jimmy Lai	—	—	—	—	—
Hongjiang Zhang	—	—	—	—	—
David Cui	—	—	—	—	—
Mike Yan Yeung(4)	*	—	*	*	*
Xiaofeng Li(5)	*	—	*	*	*
Hui Wang(6)	*	—	*	*	*
Pengtao Yu(7)	*	—	*	*	*
All Directors and Executive Officers as a Group	5,840,200	87,134,327	90,249,477	37.8%	44.1%
Principal Shareholders:
HHtech Holdings Limited(8)	—	87,134,327	87,134,327	35.4%	43.8%
Shunwei High Tech Limited(9)	—	37,981,760	37,981,760	15.5%	19.1%
People Better Limited(10)	—	35,861,112	35,861,112	14.6%	18.0%
Banyan Capital Holdings Co., Ltd.(11)	—	18,719,582	18,719,582	7.8%	9.4%

Notes:

†

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

*	Less than 1% of our total outstanding ordinary shares and aggregate voting power.
**

Each of Mr. Wang Huang, Yunfen Lu, Xiaojun Zhang, David Cui, Mike Yan Yeung and Hui Wang’s business address is Building H8, No. 2800, Chuangxin Road, Hefei, 230088, People’s Republic of China. Each of Mr. Xiaofeng Li’s and Pengtao Yu’s business address is 2485 Old Middlefield Way, Suite 30, Mountain View, CA 94043. Mr. Tian Cheng’s business address is Room 801, Building D1, Liangmaqiao DRC Office Building, Chaoyang District, Beijing, 100600, People’s Republic of China. Mr. De Liu’s business address is Keliyuan Building, No.72 Anningzhuang East Road, Haidian District, Beijing, 100085, People’s Republic of China. Mr. Jimmy Lai’s business address is 4521 Turnberry Ct, Plano, Texas, 75024, USA. Dr. Hongjiang Zhang’s business address is 1258 Yosemite, Houshayu, Shunyi District, Beijing, 101302, People’s Republic of China.

(1)

Represents 71,223,880 Class B ordinary shares held by HHtech Holdings Limited, a British Virgin Islands company, and 15,910,447 Class B ordinary shares beneficially owned by HHtech Holdings Limited as the result of the voting agreement dated January 12, 2018 by and among. HHtech Holdings Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Haiyu Holding Limited, Shu Hill Holding Limited and Wenshui Holding Limited. HHtech Holdings Limited is wholly owned by Wayne Holding Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Wang Huang and his family members. Mr. Huang is the sole director of HHtech Holdings Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Huang is entitled to exercise voting and dispositive power over the shares held by HHtech Holdings Limited. The registered address of HHtech Holdings Limited is the office of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(2)

Represents 3,450,746 Class B ordinary shares held by Haiyu Holding Limited, a British Virgin Islands company. Haiyu Holding Limited is wholly owned by Hong An Holding Limited, which in turn is wholly owned by a trust established for the benefit of Ms. Yufen Lu and her family members. Ms. Lu is the sole director of Haiyu Holding Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Ms. Lu is entitled to exercise voting and dispositive power over the shares held by Haiyu Holding Limited. The registered address of Haiyu Holding Limited is the office of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(3)

Represents 2,107,463 Class B ordinary shares held by Shu Hill Holding Limited, a British Virgin Islands company. Shu Hill Holding Limited is wholly owned by Sunflower International Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Xiaojun Zhang and his family members. Mr. Zhang is the sole director of Shu Hill Holding Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Zhang is entitled to exercise voting and dispositive power over the shares held by Shu Hill Holding Limited. The registered address of Shu Hill Holding Limited is the office of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(4)

Represents the restricted shares held by Mr. Mike Yan Yeung and the ordinary shares Mr. Mike Yan Yeung has the right to acquire upon exercise of option within 60 days after the date of this annual report.

(5)	Represents the restricted shares held by Mr. Xiaofeng Li.
(6)	Represents the Class A ordinary shares Mr. Hui Wang has the right to acquire upon exercise of option within 60 days after the date of this annual report.
(7)	Represents the restricted shares held by Mr. Pengtao Yu.
(8)

Represents 71,223,880 Class B ordinary shares held by HHtech Holdings Limited, a British Virgin Islands company, and 15,910,447 Class B ordinary shares beneficially owned by HHtech Holdings Limited as the result of the voting agreement dated January 12, 2018 by and among. HHtech Holdings Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Haiyu Holding Limited, Shu Hill Holding Limited and Wenshui Holding Limited. HHtech Holdings Limited is wholly owned by Wayne Holding Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Wang Huang and his family members. Mr. Huang is the sole director of HHtech Holdings Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Huang is entitled to exercise voting and dispositive power over the shares held by HHtech Holdings Limited. The registered address of HHtech Holdings Limited is the office of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(9)

Represents 37,981,760 Class B ordinary shares held by Shunwei High Tech Limited, a British Virgin Islands company. The registered address of Shunwei High Tech Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Shunwei High Tech Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited. The shareholders of Shunwei Capital Partners II GP Limited are Team Guide Limited, a British Virgin Islands company which is wholly-owned by Mr. Lei Jun, and Gifted Ventures Limited, another British Virgin Islands company which is wholly-owned by Mr. Koh Tuck Lye.

(10)

Represents 35,861,112 Class B ordinary shares held by People Better Limited, a British Virgin Islands company. The registered address of People Better Limited is the office of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands. People Better Limited is wholly owned by Fast Pace Limited, a British Virgin Island company wholly owned by Xiaomi Corporation.

(11)

Represents the 18,719,582 Class B ordinary shares held by Banyan Capital Holdings Co., Ltd., a British Virgin Islands company. The registered address of Banyan Capital Holdings Co., Ltd. is the office of OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Banyan Capital Holdings Co., Ltd. is controlled by Banyan Partners Fund I, L.P. The general partner of Banyan Partners Fund I, L.P. is Banyan Partners Ltd. The shareholders of Banyan Partners Ltd. are Zhen Zhang, Bin Yue and Xiang Gao.

To our knowledge, as of March 31, 2018, 46,000,000 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with our Variable Interest Entity and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement

We entered into our shareholders agreement on April 29, 2015 with our shareholders, which consist of holders of ordinary shares and preferred shares.

The shareholders agreement provides for certain special rights, including right of first refusal, co-sale rights, preemptive rights and contains provisions governing the board of directors and other corporate governance matters. Those special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of a qualified initial public offering.

We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights. At any time after the earlier of (i) April 29, 2020 or (ii) one year following the taking effect of a registration statement for a qualified initial public offering, holders of at least 50% of the registrable securities (including preferred shares and ordinary shares issued on conversion of preferred shares) then outstanding have the right to demand that we file a registration statement covering at least 20% (or any lesser percentage if the anticipated gross proceeds to us from such proposed offering would exceed US$5 million) of the registrable securities. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any twelve-month period. We are obligated to effect no more than two demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer our shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration and the underwriting shall be allocated first to us, second to each of the holders requesting for the inclusion of their registrable securities on a pro rata basis, and third to holders of other securities of us.

Form F-3 Registration Rights. Our shareholders may request us in writing to file an unlimited number of registration statements on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions, and fees for special counsel of the holders participating in such registration, incurred in connection with any demand, piggyback or Form F-3 registration.

Termination of Registration Rights. Our shareholders’ registration rights will terminate (i) on the fifth anniversary of our initial public offering, and (ii) with respect to any shareholder, when the registrable securities proposed to be sold by such shareholder may then be sold without registration in any 90-day period pursuant to Rule 144 under the Securities Act.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2015 Share Incentive Plan” and “2018 Share Incentive Plan.”

Our Relationship with Xiaomi

Xiaomi currently holds 14.9% of our total outstanding shares, and has appointed one director to our board pursuant to the Shareholders Agreement among all our shareholders and us. We have been the sole partner of Xiaomi to design and manufacture Xiaomi Wearable Products. In October 2017, we entered into a business cooperation agreement and a strategic cooperation agreement with Xiaomi, which grants us the most-preferred-partner status globally to develop future Xiaomi Wearable Products.

Strategic Cooperation Agreement

Under our strategic cooperation agreement with a subsidiary of Xiaomi, (i) we are Xiaomi’s most preferred partner for Xiaomi-branded smart bands, smart watches (excluding children watches and quartz watches) and smart scales products, and (ii) if any other smart band, smart watch or smart scale is sold on any sales platform or channel operated by Xiaomi (including its official website, Mi.com, offline retail stores and online mobile apps), Xiaomi is required to provide better or equally prominent displays for our products.

This strategic cooperation agreement will expire in October 2020, and can be terminated earlier by Xiaomi if (i) we fail to deliver products to the market within the period mutually agreed by Xiaomi and us, or if the products do not meet Xiaomi’s requirements (ii) return rates of our products are 2% or higher for more than three consecutive months, or a material quality issue causes a massive product recall, and (iii) sales of Xiaomi Wearable Products decrease by 20% or more year-over-year for any year, or fail to increase by at least 20% year-over-year for two consecutive years.

Business Cooperation Agreement

We have entered into a business cooperation agreement with a subsidiary of Xiaomi for the sale of Xiaomi Wearable Products, including Mi Band series and Mi Smart Scale series. The business cooperation agreement is set to expire on the date that is the later of the third anniversary of the business cooperation agreement and the date on which the parties complete the third Xiaomi Wearable Products, and automatically extends for successive two-year periods unless otherwise terminated with 60 days’ written notice prior to the expiration of the then current term. Pursuant to this agreement we and Xiaomi agree that (i) Xiaomi is the exclusive distributor for Xiaomi Wearable Products, (ii) Xiaomi will purchase Xiaomi Wearable Products at a price that covers for all of our costs and expenses (including costs of raw materials, manufacturer markup, costs for specialized tooling and equipment purchased by our contract manufacturers and logistics expenses) in connection with the manufacturing and shipment of Xiaomi Wearable Products, (iii) Xiaomi and we will share all profits, normally on a 50:50 basis, derived from sales of Xiaomi Wearable Products, and (iv) we and Xiaomi shall jointly set the retail price of Xiaomi Wearable Products.

With respect to intellectual properties, we and Xiaomi will have joint ownership over all patents generated from the process of design, development, manufacturing and sales of Xiaomi Wearable Products as well as intellectual properties relating to certain industrial design of Xiaomi Wearable Products. We by ourselves own all other intellectual properties generated from the design, development, manufacturing and sales of Xiaomi Wearable Products.

On user data, we and Xiaomi agree that both parties have access to and can collect and utilize user data of Xiaomi Wearable Products. In addition, unless our users instruct us or Xiaomi to disclose or transfer our data in a particular way, we need to obtain consent from Xiaomi if we want to disclose or license third parties to use user data of Xiaomi Wearable Products, and after user data of Xiaomi Wearable Products reaches certain volume threshold, Xiaomi will also need to obtain consent from us before it discloses or licenses other parties to the same user data.

Transactions with Xiaomi

In the year ended December 31, 2017, we recorded RMB1,777.9 million (US$273.3 million) in revenues from Xiaomi and its affiliates primarily for the sales of Xiaomi Wearable Products and self-branded products services. As of December 31, 2017, the amount due from Xiaomi and its affiliates was RMB567.6 million (US$87.2 million). In addition, as part of our investment strategy, we lent to Xi’an Haidao Information Technology Co., Ltd., an affiliate of Xiaomi and one of our investee companies. As of December 31, 2017, the outstanding loan amount to such company was RMB2.5 million (US$0.4 million).

In the year ended December 31, 2016, we recorded RMB1,449.7 million in revenues from Xiaomi and its affiliates primarily for the sales of Xiaomi Wearable Products. As of December 31, 2016, the amount due from Xiaomi and its affiliates was RMB460.6 million. In addition, as part of our investment strategy, we lent to Xi’an Haidao Information Technology Co., Ltd., an affiliate of Xiaomi and one of our investee companies. As of December 31, 2016, the outstanding loan amount to such company was RMB2.5 million.

In the year ended December 31, 2015, we recorded RMB872.9 million in revenues from Xiaomi and its affiliates primarily for the sales of Xiaomi Wearable Products. As of December 31, 2015, the amount due from Xiaomi and its affiliates was RMB170.0 million.

Other Transactions with Related Parties

We have invested in a number of companies as a strategy to expand our business partner network, and we extended loans to our investee companies from time to time to support their operations. In 2016, we provided loans to Hefei LianRui Microelectronics Technology Co., Ltd., or Hefei LianRui, Hangzhou Aqi Vision Technology Co., Ltd., or Hangzhou Aqi, Xi’an Haidao information Technology Co., Ltd., or Xi’an Haidao, and Hefei Huaying Xingzhi Fund Partnership, or Hefei Huaying. As of December 31, 2017, the outstanding balance on the loans we extended to Hefei LianRui, Hangzhou Aqi and Xi’an Haidao were RMB2.6 million, RMB3.0 million and RMB2.5 million. In addition, we also converted a RMB8.0 million loan provided to Hefei LianRui to its equity interests in July 2017. As of December 31, 2017, we had a total amount of RMB6.1 million due to Hefei Huaying, which consisted of RMB3.1 million of cash received in advance of the disposition of certain investments from us to Hefei Huaying and RMB3.1 million of loan received from Hefei Huaying with an interest rate of 4.35% per annum. In addition, we also disposed five long-term investments to Hefei Huaying for an aggregate consideration of RMB22.0 million during the year ended December 31, 2017.

Hefei Huaheng Electronic Technology Co., Ltd., a company controlled by Mr. Wang Huang, our chairman and chief executive officer, acts as our distributor of self-branded products. We recorded sales revenue of RMB3.8 million, RMB256 thousands and RMB730 thousands from it for the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2015, 2016 and 2017, the amount due from this entity was RMB3.0 million, RMB42 thousands and nil, respectively.

Shunwei Hitech Limited, or Shunwei, used a PRC company affiliate to make an initial investment in Anhui Huami in 2014, and it was replaced by an investment in us in 2015 after we incorporated Huami Corporation as our offshore holding entity. As we have not returned the original investment to such PRC affiliate of Shunwei, we recorded US$1.2 million as amount due to Shunwei for capital return, which had been settled in December 2017.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Dividend Distributions.”

If we pay any dividends on our Class A ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing four Class A ordinary shares of ours, have been listed on the NYSE since February 8, 2018. Our ADSs trade under the symbol “HMI.”

The following table provides the high and low trading prices for our ADSs on the NYSE for each period indicated.

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
2018 (since February 8, 2018)	12.62	8.43
Quarterly Highs and Lows
First Quarter 2018 (since February 8, 2018)	12.62	10.07
Monthly Highs and Lows
February 2018 (since February 8, 2018)	12.00	10.53
March 2018	12.62	10.07
April 2018 (through April 26, 2018)	10.64	8.43

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing four Class A ordinary shares of ours, have been listed on the NYSE since February 8, 2018 under the symbol “HMI.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association and of the Companies Law (2018 Revision), insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of shareholders. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person or entity, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. On a show of hands, each shareholder is entitled to one vote, or on a poll, each shareholder is entitled to one vote for each Class A ordinary share and ten votes for each Class B ordinary share, voting together as a single class, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder which is present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or a majority of our board of directors. Advance notice of at least ten (10) calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below and the provisions above in respect of the transfer of Class B ordinary shares, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;
•	the instrument of transfer is properly stamped, if required; and
•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.
•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed by two-thirds of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series;
•	the dividend rights, dividend rates, conversion rights, voting rights; and
•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;
•	is not required to open its register of members for inspection;
•	does not have to hold an annual general meeting;
•	may issue negotiable or bearer shares or shares with no par value;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” in this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.	Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Huami Corporation is not a PRC resident enterprise for PRC tax purposes. Huami Corporation is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Huami Corporation meets all of the conditions above. Huami Corporation is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Huami Corporation is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Huami Corporation would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Huami Corporation is treated as a PRC resident enterprise. Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced tax rate: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced tax rate. There are also other conditions for enjoying the reduced tax rate according to other relevant tax rules and regulations.

Accordingly, our subsidiary Huami HK Limited may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations and obtain the approvals as required. However, according to SAT Circular 81, if the relevant tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable tax rate on dividends in the future.

Provided that our Cayman Islands holding company, Huami Corporation, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. SAT Public Notice 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, there is uncertainty as to the application of SAT Public Notice 37 and SAT Public Notice 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 37 and SAT Public Notice 7 and we may be required to expend valuable resources to comply with SAT Public Notice 37 and SAT Public Notice 7 or to establish that we should not be taxed under SAT Public Notice 37 and SAT Public Notice 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;
•	insurance companies;
•	pension plans;
•	cooperatives;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders in securities that elect to use a mark-to-market method of accounting;
•	certain former U.S. citizens or long-term residents;
•	tax-exempt entities (including private foundations);
•	persons liable for alternative minimum tax;
•	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
•	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own 10% or more of our stock; or
•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

All of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our income and assets, and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile).

If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary shares) will be readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a ”pre-PFIC year”), will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiary, our VIEs or any of the subsidiaries of our VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiary, our VIEs or any of the subsidiaries of our VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded. For those purposes, our ADSs, but not our ordinary shares, are treated as marketable stock upon their listing on the New York Stock Exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

Information Reporting

Certain U.S. Holders may be required to report information to the IRS with respect to the beneficial ownership of our ADSs or ordinary shares. These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to their particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 2.1% for December 2016 and 1.6% for December 2017. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The depreciation of the Renminbi against the U.S. dollar was approximately 4.4% and 7.2% in 2015 and 2016, respectively, while the Renminbi appreciated 6.9% against the U.S. dollar in 2017. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Any significant depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Charges Our ADS Holders May Have to Pay

The depositary of our ADS facility, Deutsche Bank Trust Company Americas, shall charge the following fees for the services performed under the terms of the deposit agreement, provided, however, that no fees shall be payable upon distribution of cash dividends so long as the charging of such fee is prohibited by the exchange, if any, upon which the ADSs are listed:

•

to any person to whom ADSs are issued or to any person to whom a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash), a fee not in excess of US$5.00 per 100 ADSs (or fraction thereof) so issued under the terms of the deposit agreement to be determined by the depositary;

•

to any person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason including, inter alia, cash distributions made pursuant to a cancellation or withdrawal, a fee not in excess of US$5.00 per 100 ADSs reduced, cancelled or surrendered (as the case may be);

•	to any holder of ADSs, a fee not in excess of US$5.00 per 100 ADSs held for the distribution of cash dividends;
•

to any holder of ADSs, a fee not in excess of US$5.00 per 100 ADSs held for the distribution of cash entitlements (other than cash dividends) and/or cash proceeds, including proceeds from the sale of rights, securities and other entitlements;

•	to any holder of ADSs, a fee not in excess of US$5.00 per 100 ADSs (or portion thereof) issued upon the exercise of rights; and
•

for the operation and maintenance costs in administering the ADSs an annual fee of US$5.00 per 100 ADSs, such fee to be assessed against holders of record as of the date or dates set by the depositary as it sees fit and collected at the sole discretion of the depositary by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions.

In addition, holders, beneficial owners, any person depositing Shares for deposit and any person surrendering ADSs for cancellation and withdrawal of deposited securities will be required to pay the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;
•

such registration fees as may from time to time be in effect for the registration of our ordinary shares or other deposited securities with the foreign registrar and applicable to transfers of ordinary shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•

such cable, telex, facsimile and electronic transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the depositor depositing or person withdrawing ordinary shares or holders and beneficial owners of ADSs;

•	the expenses and charges incurred by the depositary and/or a division or affiliate(s) of the depositary in the conversion of foreign currency;
•

such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs;

•

the fees and expenses incurred by the depositary in connection with the delivery of deposited securities, including any fees of a central depository for securities in the local market, where applicable;

•	any additional fees, charges, costs or expenses that may be incurred by the depositary or a division or affiliate(s) of the depositary from time to time.

Any other fees and charges of, and expenses incurred by, the depositary or the custodian under the deposit agreement will be paid by us unless otherwise agreed in writing between the depositary and us from time to time. All fees and charges may, at any time and from time to time, be changed by agreement between the depositary and us but subject, in the case of fees and charges payable by holders or beneficial owners, only in the manner contemplated by the deposit agreement.

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2017, we did not receive such reimbursement from the depositary.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-222528 ) (the “F-1 Registration Statement”) in relation to our initial public offering of 10,000,000 ADSs representing 40,000,000 Class A ordinary shares, at an initial offering price of US$11.00 per ADS. Our initial public offering closed in February 2018. Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and China Renaissance Securities (Hong Kong) Limited were the representatives of the underwriters for our initial public offering. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we and certain selling shareholders offered and sold 10,400,000 and 1,100,000 ADSs, respectively, and received total purchase price of US$106.4 million and US$11.3 million, respectively.

The F-1 Registration Statement was declared effective by the SEC on February 7, 2018. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$11.3 million, which included US$8.0 million in underwriting discounts and commissions for the initial public offering and approximately US$3.3 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$103.1 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2017. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2017, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2017. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) our lack of accounting personnel with appropriate knowledge of U.S. GAAP and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

As of the date of this annual report, we have taken several remedial measures to address the material weakness. In August 2017, we appointed Mr. David Cui as our Chief Financial Officer. Mr. Cui is a certified public accountant in the State of California and has extensive U.S. GAAP knowledge. We are also in the process of implementing a number of additional measures, including: (i) developing a set of comprehensive accounting manuals, (ii) implementing comprehensive key controls over period end reporting processes, (iii) organizing regular internal U.S. GAAP trainings, (iv) forming a financial reporting team with experienced managers and staff with appropriate accounting and system knowledge to develop a more comprehensive and integrated financial and operating reporting system, and (v) establishing an internal control team to ensure the accuracy and timeliness of the financial reporting.

As we are in the process of implementing such remedial measures, our management concluded that there were still two material weaknesses as of December 31, 2017 related to the lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements and the lack of comprehensive policy and procedures manual in accordance with U.S. GAAP.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Jimmy Lai, a member of our audit committee and independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in January 2018. We have posted a copy of our code of business conduct and ethics on our website at http:// www.huami-usa.com/investors.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2016	2017
	(in thousands of RMB)
Audit fees(1)	170	4,392

Notes:

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2018.

The policy of our audit committee is to pre-approve all audit and other service provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Huami Corporation are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective February 7, 2018 (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1/A filed on January 26, 2018 (File No. 333-222528))

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on January 26, 2018 (File No. 333-222528))

2.3

Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form F-1/A filed on January 26, 2018 (File No. 333-222528))

2.4

Shareholders Agreement between the Registrant and other parties thereto dated April 29, 2015 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

4.2	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

4.5

English translation of the amended and restated Shareholder Voting Proxy Agreement and Power of Attorney among our WFOE, Anhui Huami and shareholders of Anhui Huami dated November 3, 2017 (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

4.6

English translation of the amended and restated Shareholder Voting Proxy Agreement and Power of Attorney among our WFOE, Beijing Huami and shareholders of Beijing Huami dated November 3, 2017 (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

4.7

English translation of the amended and restated Equity Pledge Agreement among our WFOE, Anhui Huami and shareholders of Anhui Huami dated November 3, 2017 (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

4.8

English translation of the amended and restated Equity Pledge Agreement among our WFOE, Beijing Huami and shareholders of Beijing Huami dated November 3, 2017 (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

4.9

English translation of the amended and restated Exclusive Consultation and Services Agreement among our WFOE, Anhui Huami dated November 3, 2017 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

4.10

English translation of the amended and restated Exclusive Consultation and Services Agreement among our WFOE, Beijing Huami dated November 3, 2017 (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

Exhibit
Number	Description of Document
4.11

English translation of the amended and restated Exclusive Option Agreement among our WFOE, Anhui Huami and shareholders of Anhui Huami dated November 3, 2017 (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

4.12

English translation of the amended and restated Exclusive Option Agreement among our WFOE, Beijing Huami and shareholders of Beijing Huami dated November 3, 2017 (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

4.13

English translation of Loan Agreement between our WFOE and Mr. Wang Huang dated November 3, 2017 (incorporated herein by reference to Exhibit 10.13 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

4.14

English translation of Business Cooperation Agreement between Anhui Huami and Xiaomi dated October 23, 2017 (incorporated herein by reference to Exhibit 10.14 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

4.15

English translation of Strategic Cooperation Agreement between Anhui Huami and Xiaomi dated October 23, 2017 (incorporated herein by reference to Exhibit 10.15 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

4.16

English translation of Intellectual Property Application Right Assignment Agreement between Xiaomi and Anhui Huami dated April 29, 2015 (incorporated herein by reference to Exhibit 10.16 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

4.17

English translation of Trademark Licensing Agreement between Xiaomi and Anhui Huami dated October 23, 2017 (incorporated herein by reference to Exhibit 10.17 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

8.1*	List of Subsidiaries and Consolidated Variable Interest Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on January 12, 2018 (File No. 333-222528))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Zhong Lun Law Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Huami Corporation

	By:	/s/ Wang Huang
		Name:	Wang Huang
		Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 27, 2018

Huami Corporation

Consolidated Financial Statements and

Report of Independent Registered Public Accounting Firm

For the years ended December 31, 2015, 2016 and 2017

HUAMI CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Huami Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Huami Corporation (the "Company") its subsidiaries, its consolidated variable interest entities (“VIEs”) and the VIEs’ subsidiaries (collectively the “Group”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive (loss) income, changes in (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and the financial statement schedule listed in schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Our audit also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 27, 2018

We have served as the Company's auditor since 2016.

HUAMI CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

Except for number of shares and per share data, or otherwise noted)

	As of December 31
	2016	2017	2017
	RMB	RMB	US$
			(Note2)
Assets
Current assets:
Cash and cash equivalents	153,152	366,336	56,305
Restricted cash	—	3,185	489
Accounts receivable (net of allowance of nil and nil as of December 31, 2016 and 2017, respectively)	19,707	32,867	5,052
Amounts due from related parties (net of allowance of nil and nil as of December 31, 2016 and 2017, respectively)	476,698	578,454	88,907
Inventories	192,372	249,735	38,384
Short-term investments	9,236	13,721	2,109
Prepaid expenses and other current assets	8,678	51,062	7,847
Total current assets	859,843	1,295,360	199,093
Property, plant and equipment, net	10,801	28,755	4,420
Intangible assets, net	1,223	5,339	821
Goodwill	—	5,930	911
Long-term investments	78,057	85,238	13,101
Deferred tax assets	22,972	41,895	6,439
Other non-current assets	—	3,000	461
Total assets	972,896	1,465,517	225,246
Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB480,927 and RMB671,942 as of December 31, 2016 and 2017, respectively)	524,072	707,782	108,784
Advance from customers of the consolidated VIEs without recourse to the Group	5,885	10,683	1,642
Amount due to related parties (including amount due to related parties of the consolidated VIEs without recourse to the Group of RMB15,000 and RMB8,143 as of December 31, 2016 and 2017, respectively)	23,500	8,143	1,252
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB29,430 and RMB62,042 as of December 31, 2016 and 2017, respectively)	47,623	93,798	14,416
Income tax payables of the consolidated VIEs without recourse to the Group	20,628	21,600	3,320
Notes payable of the consolidated VIEs without recourse to the Group	2,662	5,243	806
Bank borrowings of the consolidated VIEs without recourse to the Group	10,000	30,000	4,611
Total current liabilities	634,370	877,249	134,831
Deferred tax liabilities of the consolidated VIEs without recourse to the Group	—	2,470	380
Amount due to a related party, non-current of the consolidated VIEs without recourse to the Group	—	3,076	473
Other non-current liabilities of the consolidated VIEs without recourse to the Group	—	4,940	759
Total liabilities	634,370	887,735	136,443

HUAMI CORPORATION

CONSOLIDATED BALANCE SHEETS – CONTINUED

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

Except for number of shares and per share data, or otherwise noted)

	As of December 31
	2016	2017	2017
	RMB	RMB	US$
			(Note2)
Mezzanine equity
Series A convertible redeemable participating preferred shares (“Series A Preferred Shares”) (US$0.0001 par value; 71,641,792 shares authorized, issued and outstanding as of December 31, 2016 and 2017; liquidation value of RMB24,870 as of December 31, 2016 and 2017)	23,008	26,770	4,114
Series B-1 convertible redeemable participating preferred shares (“Series B-1 Preferred Shares”) (US$0.0001 par value; 2,000,000 shares authorized, issued and outstanding as of December 31, 2016 and 2017; liquidation value of RMB33,188 as of December 31, 2016 and 2017)	23,779	26,906	4,135
Series B-2 convertible redeemable participating preferred shares (“Series B-2 Preferred Shares”) (US$0.0001 par value; 20,895,523 shares Authorized, issued and outstanding as of December 31, 2016 and 2017; liquidation value of RMB364,145 as of December 31, 2016 and 2017)	261,560	295,942	45,485
Total mezzanine equity	308,347	349,618	53,734
Commitments and contingencies (Note 23)
Equity
Ordinary shares (US$0.0001 par value; 405,462,685 shares authorized as of December 31, 2016 and 2017; 91,169,327 and 91,304,327 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	56	56	9
Additional paid-in capital	50,822	72,427	11,132
Accumulated (deficit)/ retained earnings	(36,490)	131,192	20,164
Accumulated other comprehensive income	15,791	22,100	3,397
Total Huami Corporation shareholders’ equity	30,179	225,775	34,702
Noncontrolling interest	—	2,389	367
Total equity	30,179	228,164	35,069
Total liabilities, mezzanine equity and equity	972,896	1,465,517	225,246

The accompanying notes are an integral part of these consolidated financial statements.

HUAMI CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				(Note2)
Revenues (including RMB876,736, RMB1,449,927 and RMB1,778,640 with related parties for the years ended December 31, 2015, 2016 and 2017, respectively)	896,458	1,556,476	2,048,896	314,910
Cost of revenues (including RMB762,855, RMB1,198,295 and RMB1,355,493 with related parties for the years ended December 31, 2015, 2016 and 2017, respectively)	785,867	1,280,324	1,554,194	238,875
Gross profit	110,591	276,152	494,702	76,035
Operating expenses:
Selling and marketing	19,168	27,821	44,026	6,767
General and administrative	69,984	102,644	114,880	17,657
Research and development	61,553	132,304	153,827	23,643
Total operating expenses	150,705	262,769	312,733	48,067
Operating (loss)/income	(40,114)	13,383	181,969	27,968
Other income and expenses
Realized gain from investments	—	—	2,373	365
Interest income	255	754	3,003	462
Other income	1,109	14,726	4,555	699
(Loss)/Income before income tax	(38,750)	28,863	191,900	29,494
Income tax benefit (expense)	897	(3,088)	(27,611)	(4,244)
(Loss)/Income before (loss)/income from equity method investments	(37,853)	25,775	164,289	25,250
(Loss)/income from equity method investments	—	(1,829)	2,806	431
Net (loss)/income	(37,853)	23,946	167,095	25,681
Less: Net loss attributable to noncontrolling interest	—	—	(587)	(90)
Net (loss)/income attributable to Huami Corporation	(37,853)	23,946	167,682	25,771
Less: Accretion of Series A Preferred Shares	4,799	3,209	3,762	578
Less: Accretion of Series B-1 Preferred Shares	1,222	2,738	3,127	481
Less: Accretion of Series B-2 Preferred Shares	17,376	30,121	34,382	5,284
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	—	—	80,291	12,341
Net (loss)/income attributable to ordinary shareholders of Huami Corporation	(61,250)	(12,122)	46,120	7,087
Net (loss)/income per share attributable to ordinary shareholders of Huami Corporation
Basic (loss)/income per ordinary share	(1.22)	(0.22)	0.68	0.10
Diluted (loss)/income per ordinary share	(1.22)	(0.22)	0.65	0.10
Weighted average number of shares used in computing net (loss)/ income per share
Ordinary share - basic	50,038,279	55,612,626	67,777,592	67,777,592
Ordinary share - diluted	50,038,279	55,612,626	76,291,901	76,291,901

The accompanying notes are an integral part of these consolidated financial statements.

HUAMI CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

Except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				(Note2)
Net (loss)/income	(37,853)	23,946	167,095	25,681
Other comprehensive (loss)/income, net of tax
Exchange differences arising on translation	10,226	5,262	(3,175)	(488)
Unrealized gain on available-for-sale investments and others, (net of tax effect of nil, nil and RMB 1,554 for years ended December 31, 2015, 2016 and 2017, respectively)	—	303	9,484	1,458
Comprehensive (loss)/income	(27,627)	29,511	173,404	26,651
Less: Net loss attributable to noncontrolling interest	—	—	(587)	(90)
Comprehensive (loss)/income attributable to Huami Corporation	(27,627)	29,511	173,991	26,741

The accompanying notes are an integral part of these consolidated financial statements.

HUAMI CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	Ordinary Shares			Accumulated	(Accumulated	Total Huami Corporation		Total
	Shareholders’ Shares	Amount	Additional Paid-in Capital	Other Comprehensive Income	Deficit)/ Retained Earnings	Shareholders’ (Deficit)/ Equity	Noncontrolling Interest	Shareholders' (Deficit)/ Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015	93,134,327	57	5,442	—	(12,022)	(6,523)	—	(6,523)
Accretion of Series A preferred shares	—	—	(4,799)	—	—	(4,799)	—	(4,799)
Repurchase of ordinary share and issuance of Series B-1 preferred shares (note15)	(2,000,000)	(1)	—	—	(9,052)	(9,053)	—	(9,053)
Accretion of Series B preferred shares	—	—	(18,598)	—	—	(18,598)	—	(18,598)
Net Loss	—	—	—	—	(37,853)	(37,853)	—	(37,853)
Statutory reserve	—	—	1,509	—	(1,509)	—	—	—
Share-based compensation	—	—	45,577	—	—	45,577	—	45,577
Foreign currency translation adjustment	—	—	—	10,226	—	10,226	—	10,226
Balance as of December 31, 2015	91,134,327	56	29,131	10,226	(60,436)	(21,023)	—	(21,023)
Accretion of Series A preferred shares	—	—	(3,209)	—	—	(3,209)	—	(3,209)
Accretion of Series B preferred shares	—	—	(32,859)	—	—	(32,859)	—	(32,859)
Exercise of option	35,000	—	24	—	—	24	—	24
Net income	—	—	—	—	23,946	23,946	—	23,946
Foreign currency translation adjustment	—	—	—	5,262	—	5,262	—	5,262
Share-based compensation	—	—	57,735	—	—	57,735	—	57,735
Unrealized gain on available-for-sale investments	—	—	—	303	—	303	—	303
Balance as of December 31, 2016	91,169,327	56	50,822	15,791	(36,490)	30,179	—	30,179
Accretion of Series A preferred shares	—	—	(3,762)	—	—	(3,762)	—	(3,762)
Accretion of Series B preferred shares	—	—	(37,509)	—	—	(37,509)	—	(37,509)
Exercise of option	135,000	—	89	—	—	89	—	89
Net Income	—	—	—	—	167,682	167,682	(587)	167,095
Foreign currency translation adjustment	—	—	—	(3,175)	—	(3,175)	—	(3,175)
Share-based compensation	—	—	62,787	—	—	62,787	—	62,787
Noncontrolling interest arise from acquisition	—	—	—	—	—	—	2,976	2,976
Unrealized gain on available-for-sale investments	—	—	—	9,484	—	9,484	—	9,484
Balance as of December 31, 2017	91,304,327	56	72,427	22,100	131,192	225,775	2,389	228,164

The accompanying notes are an integral part of these consolidated financial statements.

HUAMI CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				(Note2)
Cash Flows from Operating Activities
Net (loss)/income	(37,853)	23,946	167,095	25,681
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Depreciation of property, plant and equipment	285	2,399	3,542	544
Amortization of intangible assets	—	—	175	27
Inventory write-down	—	1,037	2,449	376
Share-based compensation	55,991	57,735	62,787	9,650
Loss / (gain) on equity method investment	—	1,829	(2,806)	(431)
Realized gain from the disposal of long-term investments	—	—	(2,373)	(365)
Loss on disposal of property, plant and equipment	—	—	192	30
Deferred income taxes	(3,208)	(18,468)	(18,962)	(2,915)
Changes in operating assets and liabilities
Accounts receivable	(17,770)	2,218	(13,158)	(2,022)
Inventories	(52,822)	(103,464)	(57,609)	(8,854)
Prepaid expenses and other current assets	(9,888)	6,691	(32,985)	(5,069)
Amount due from related parties	(128,478)	(287,661)	(109,756)	(16,869)
Amount due to related parties	7,957	—	(281)	(43)
Accounts payable	164,044	271,999	181,628	27,916
Notes payable	—	2,662	2,581	397
Advance from customers	—	5,885	4,333	666
Income tax payable	(1,068)	21,697	972	149
Accrued expense and other current liabilities	16,043	28,761	45,572	7,005
Other non-current liability	—	—	4,940	759
Net Cash (used in) provided by Operating Activities	(6,767)	17,266	238,336	36,632
Cash Flows from Investing Activities
Purchase of property, plant and equipment	(2,915)	(10,274)	(21,454)	(3,297)
Prepayment for other non-current assets		—	(3,000)	(461)
Purchase of intangible assets	—	(1,223)	(88)	(14)
Cash received from the disposal of property, plant and equipment	4	—	164	25
Purchase of Yunding, net of cash acquired of RMB3,475	—	—	2,323	357
Loans provided to related parties	—	(16,071)	—	—
Loans provided to others	—	—	(12,857)	(1,976)
Loans repaid by others	—	—	1,000	154
Purchase of short-term investment	—	(8,937)	(6,506)	(1,000)
Purchase of long-term investments	(2,000)	(62,882)	(23,610)	(3,629)
Disposal of short-term investment	—	—	2,062	317
Disposal of long-term investments	—	—	23,085	3,548
Net Cash Used in Investing Activities	(4,911)	(99,387)	(38,881)	(5,976)
Cash Flows from Financing Activities
Exercise of share options	—	24	89	13
Bank borrowings	—	10,000	30,000	4,611
Repayment of bank borrowing	—	—	(10,000)	(1,537)
Proceeds received from issuance of Series B-2 preferred shares	214,063	—	—	—
Repurchase of ordinary shares	(19,467)	—	—	—
Proceeds from issuance of Series B-1 preferred shares	19,467	—	—	—
Net Cash Provided by Financing Activities	214,063	10,024	20,089	3,087
Net increase (decrease) in cash and cash equivalents and restricted cash	202,385	(72,097)	219,544	33,743
Effect of exchange rate changes	10,226	5,262	(3,175)	(488)
Cash and cash equivalents and restricted cash at beginning of year	7,376	219,987	153,152	23,539
Cash and cash equivalents and restricted cash at end of the year	219,987	153,152	369,521	56,794

Supplemental disclosure of cash flow information
Income tax paid	3,595	9,599	35,892	5,517
Interest paid	—	—	1,997	307
Non-cash investing and financing activity
Payable for long-term investment	—	15,000	—	—
Conversion of bridge loan to Series B-2 preferred shares (Note 15)	55,232	—	—	—
Conversion from loan to long-term investment	—	—	8,000	1,230
Payable for property, plant and equipment	—	—	264	41

The accompanying notes are an integral part of these consolidated financial statements.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

1. ORGANAZATION AND PRINCIPAL ACTIVITIES

Huami Corporation (the “Company”) was incorporated in the Cayman Islands in December 2014. The Company, its wholly owned subsidiaries and its variable interest entities (“VIEs”), Anhui Huami Information Technology Co., Ltd. (“Anhui Huami”), its subsidiaries and Huami (Beijing) Information Technology Co., Ltd. (“Beijing Huami”), are collectively referred to as the “Group”.

The Group primarily engages in the business of developing, manufacturing and selling smart, wearable technological devices in the People’s Republic of China (“PRC”). During the year ended December 31, 2015, 2016 and 2017, the Group derived over 75% of its revenue from sales of exclusively designed and manufactured smart wearable devices to one customer who is controlled by one of its shareholders.

As of December 31, 2017, details of the Company’s subsidiaries and VIEs were as follows:

	Place of incorporation	Date of incorporation/acquisition	Percentage of ownership
Subsidiaries of the Company:
Huami HK Limited (“Huami HK”)	Hong Kong (“HK”)	December 23, 2014	100%
Huami, Inc. (“Huami Inc”)	United States of America (“U.S.”)	January 15, 2015	100%
Beijing ShunYuan KaiHua Technology Co., Ltd. (“ShunYuan”)	PRC	February 25, 2015	100%
Huami (Shenzhen) Information Technology Co., Ltd. (“Huami SZ”)	PRC	December 7, 2015	100%
Anhui Huami Intelligent Technology Co., Ltd. (“Huami Intelligent”)	PRC	December 28, 2015	100%
Rill, Inc. (“Rill”)	US	June 16, 2016	100%
Variable interest entities of the Company:
Anhui Huami	PRC	December 27, 2013	Consolidated VIE
Beijing Huami	PRC	July 11, 2014	Consolidated VIE
Subsidiaries of Anhui Huami:
Anhui Huami Healthcare Co., Ltd. (“Huami Healthcare”)	PRC	December 5, 2016	VIE’s subsidiary
Shenzhen Yunding Information Technology Co., Ltd. (“Yunding”)	PRC	July 31, 2017	VIE’s subsidiary

The VIE arrangements

The Company conducts substantially all of its smart, wearable and technological devices business in the PRC through contractual arrangements with its VIEs, Anhui Huami and its subsidiaries and Beijing Huami. Since the operations of Anhui Huami and its subsidiaries and Beijing Huami are closely interrelated and almost indistinguishable from one another, the risks and rewards associated with their operations are substantially the same. In addition, the Company consolidates Anhui Huami and its subsidiaries and Beijing Huami as disclosed. Therefore, the Company aggregates disclosures related to Anhui Huami and its subsidiaries and Beijing Huami as variable interest entities and referred to them as “the VIEs” in the Company’s consolidated financial statements. The VIEs hold the requisite licenses and permits necessary to conduct the Company’s business. In addition, the VIEs hold the assets necessary to operate the Company’s business and generate substantially all of the Company’s revenues.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

1. ORGANAZATION AND PRINCIPAL ACTIVITIES - continued

VIE Arrangements between the VIEs and the Company’s PRC subsidiary

The Company, through Shun Yuan, a wholly-owned subsidiary of the Company in the PRC (the “WFOE”) has entered into the following contractual arrangements with Anhui Huami, Beijing Huami and their shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIEs, the Company believes the Company’s rights under the terms of the purchase option agreement provide it with a substantive kick-out right. More specifically, the Company believes the terms of the purchase option agreement are valid, binding and enforceable under PRC laws and regulations currently in effect. The Company also believes that the consideration which is the minimum amount permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the purchase option agreement.

A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s rights under the purchase option agreement, for which Mr. Wang Huang’s, the CEO of the Company (“Mr. Huang”), consent is not required. The Company’s rights under the purchase option agreement give the Company the power to control the shareholders of Anhui Huami and Beijing Huami. In addition, the Company’s rights under the power of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIEs’ economic performance. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute consulting and service agreements and also ensures that consulting and service agreements will be executed and renewed indefinitely unless a written agreement is signed by all parties to terminate it or a mandatory termination is requested by the local government. The Company has the rights to receive substantially all of the economic benefits from the VIEs.

Exclusive consulting and service agreement

On April 29, 2015, Shun Yuan entered into an exclusive consulting and service agreement with Anhui Huami and Beijing Huami to enable Shun Yuan to receive substantially all of the economic benefits of the VIEs and such agreement was amended on November 3, 2017. Under the exclusive consulting and service agreement, Shun Yuan has the exclusive right to provide or designate any entity affiliated with it to provide VIEs the technical and business support services, including information technology support, hardware management and updates, software development, maintenance and updates and other operating services. The exclusive consulting and service agreement could be indefinitely effective unless a written agreement is signed by all parties to terminate it or a mandatory termination is requested by the local government. The exclusive consulting and service agreement was effective on April 29, 2015.

Equity pledge agreement

Pursuant to the equity pledge agreements dated April 29, 2015 and amended on November 3, 2017 among Anhui Huami, Beijng Huami, all their shareholders and Shun Yuan, all shareholders of Anhui Huami and Beijing Huami agreed to pledge their equity interests in Anhui Huami or Beijing Huami to Shun Yuan to secure the performance of the VIEs’ obligations under the existing purchase option agreement, power of attorney, exclusive consulting and service agreement and also the equity pledge agreement.

Exclusive purchase option agreement

Pursuant to the exclusive purchase option agreements entered into on April 29, 2015 and amended on November 3, 2017 among Shun Yuan, Anhui Huami, Beijing Huami and their shareholders, the shareholders of Anhui Huami and Beijing Huami are obligated to sell product to Shun Yuan. Shun Yuan has the exclusive and irrevocable right to purchase, or cause the shareholders of Anhui Huami and Beijing Huami to sell to the party designated by Shun Yuan, in Shun Yuan’s sole discretion, all of the shareholders’ equity interests or any assets in Anhui Huami and Beijing Huami when and to the extent that applicable PRC law permits the Company to own such equity interests and assets in Anhui Huami and Beijing Huami. The price to be paid by Shun Yuan or any party designated by Shun Yuan will be the minimum amount of consideration permitted by applicable PRC law at the time when such transaction occurs. All of the shareholders promised and agreed that they will refund the consideration once received to Shun Yuan or any party designated by Shun Yuan within 10 working days. Also, the shareholders of Anhui Huami and Beijing Huami should try their best to help Anhui Huami and Beijing Huami develop well and are prohibited from transferring, pledging, intentionally terminating significant contracts or otherwise disposing of any significant assets in Anhui Huami and Beijing Huami without the Shun Yuan’s prior written consent.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

1. ORGANAZATION AND PRINCIPAL ACTIVITIES - continued

Power of Attorney

On April 29, 2015 and amended on November 3, 2017, all of the shareholders of Anhui Huami and Beijing Huami have executed a power of attorney with Shun Yuan, Anhui Huami and Beijing Huami, whereby all of the shareholders irrevocably appoint and constitute the person designated by Shun Yuan as their attorney-in-fact to exercise on their behalf any and all rights that the shareholders have in respect of their equity interests in Anhui Huami and Beijing Huami. The power of attorney will be indefinitely effective unless all parties decide to terminate it by written agreement.

Risks in relation to VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;
•	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIEs;
•	limit the Group’s business expansion in China by way of entering into contractual arrangements;
•	impose fines or other requirements with which the Company’s PRC subsidiaries and VIEs may not be able to comply;
•	impose additional conditions or requirements with which the Group may not be able to comply;
•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business or
•	require the Company or the Company’s PRC subsidiaries or VIEs to restructure the relevant ownership structure or operations.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their respective shareholders and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiaries or VIEs.

The VIE agreements were amended on November 3, 2017 with no significant differences.

Mr. Huang is the largest shareholder of Anhui Huami and Beijing Huami, and Mr. Huang is also the largest beneficiary owner of the Company. The interests of Mr. Huang as the largest beneficiary owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Huang is only one of the beneficiary shareholders of the Company, holding 39.4% of the total common shares as of December 31, 2017. The Company cannot assert that when conflicts of interest arise, Mr. Huang will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Huang may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Huang will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Huang as a beneficiary shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Huang, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Huang, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

In addition, most of the current shareholders of Anhui Huami and Beijing Huami are also beneficial owners of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, to further protect the investors’ interest from any risk that the shareholders of Anhui Huami and Beijing Huami may act contrary to the contractual arrangements, the Company, through Shun Yuan, entered into an irrevocable power of attorney with all of the shareholders of Anhui Huami and Beijing Huami on April 29, 2015 and November 3, 2017 resulting in the VIE agreements were amended on that date. Through the power of attorney, all shareholders of Anhui Huami and Beijing Huami have entrusted the person designated by Shun Yuan as its proxy to exercise their rights as the shareholders of Anhui Huami and Beijing Huami with respect to an aggregate of 100% of the equity interests in Anhui Huami and Beijing Huami.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

1. ORGANAZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to VIE structure – continued

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions within the Group:

	As of December 31,
	2016	2017
	RMB	RMB
Total current assets	742,497	1,178,273
Total non-current assets	81,503	129,588
Total assets	824,000	1,307,861
Total current liabilities	564,532	809,653
Total non-current liabilities	—	10,486
Total liabilities	564,532	820,139

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Revenues	895,286	1,552,340	2,042,640
Net income	250,216	269,162	327,101

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net cash (used in)/provided by operating activities	(162,507)	15,316	248,642
Net cash used in investing activities	(3,370)	(81,954)	(19,643)
Net cash provided by financing activities	36,836	17,500	20,000

The intercompany payable between Anhui Huami and Shunyuan were RMB71,969 and RMB44,420 as of December 31, 2016 and 2017, respectively. Those were eliminated by the Company upon consolidation.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principle of consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements of the Group include the financial statements of the Company, its wholly-owned subsidiaries, its VIEs and the VIEs’ subsidiaries. The Company believes that the disclosures are adequate to make the information presented not misleading.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, inventory valuation, the useful lives of long-lived assets, impairment of long-lived assets, goodwill, product warranties, fair value measurement of ordinary shares and preferred shares, share-based compensation, the valuation allowance for deferred tax assets and income tax. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Measured fair value on a recurring basis

The Group measured its financial assets and liabilities primarily including available-for-sale securities at fair value on a recurring basis as of December 31, 2016 and 2017.

Measured fair value on a nonrecurring basis

The Company measured the value of its ordinary shares at fair value to determine the intrinsic value of the beneficial conversion feature attached to the Series B-1 Preferred Shares and Series B-2 Preferred Shares on each of the issuance date. The fair value was determined using models with significant unobservable inputs (Level 3 inputs).

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Measured fair value on a nonrecurring basis – continued

The Group applied the income approach by applying the discounted cash flow method (“DCF”). The DCF involves applying an appropriate discount rate to discount future cash flows to present value. The future cash flows represent management’s best estimation as of measurement date. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value and these assumptions are consistent with the Group’s business plan. In determining an appropriate discount rate, the Group has considered the weighted average cost of capital (“WACC”) by considering relative risk of the industry and the characteristics of the Company. A discount rate of 22% as of the valuation date was used.

Goodwill and other intangible assets are measured at fair value on a nonrecurring basis when an impairment is recognized.

The Group measured goodwill at fair value on a nonrecurring basis when it is evaluated annually or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The Group measured acquired intangible assets using the income approach-discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to other intangible assets arising from acquisitions during the years ended December 31, 2015, 2016 and 2017. The fair value of goodwill is determined using discounted cash flows, and an impairment loss will be recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group did not recognized any impairment loss related to goodwill during the year ended December 31, 2017. The Group did not have any goodwill as of December 31, 2016 and 2015.

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, restricted cash, amount due from related parties, available-for-sale securities investments, accounts payable, notes payable, short-term bank borrowing and amount due to related parties. The Company carries its available-for-sales investments at fair value. The carrying amounts of cash and cash equivalents, accounts receivable, restricted cash, amount due from related parties, accounts payable, notes payable and short-term bank borrowings approximate their fair values due to the short-term maturities of these instruments. The carrying amount of amount due to a related party approximates fair value as it includes a market interest rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on-hand, demand deposits with financial institutions, term deposits with an original maturity of three months or less and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

Restricted cash

Restricted cash represents deposits made to the bank for bank acceptance notes (or notes payable) issued by the Group. When the Group issues the bank acceptance notes, the banks requires the Group to make a deposit for 60% or 100% of the face value of the bank acceptance notes issued as collateral. The deposits for unsettled bank acceptance notes are recorded as restricted cash in the consolidated balance sheet.

Notes payable

The Group endorses bank acceptance notes (“Notes”) to suppliers in the PRC in the normal course of business. The Group may endorse these Notes with its suppliers to clear its accounts payable. When the Notes are endorsed by the Group, the Group is jointly liable with other endorsers in the Notes. Notes that have been presented to banks or endorsed with suppliers are derecognized from the consolidated balance sheets when the Notes are settled with banks or when the obligations as endorser are discharged.

Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for doubtful accounts.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Allowance for doubtful accounts

The Group maintains an allowance for doubtful accounts for estimated losses on uncollected accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves.

Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily consist of advance to suppliers, prepaid expenses, other receivables and value-added tax receivables.

Inventories

Inventories of the Group consist of raw materials, finished goods and work in process. Inventories are stated at the lower of cost or net realizable value on a weighted average basis. Inventory costs include expenses that are directly or indirectly incurred in the purchase, including shipping and handling costs charged to the Group by suppliers, and production of manufactured product for sale. Expenses include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits, and indirect labor. Cost is determined using the weighted average method. The Group assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon the product life cycle. During the years ended December 31, 2015, 2016 and 2017, inventory write-down amounted to nil, RMB1,037 and RMB2,449, respectively.

Short-term investments

Short-term investments are available-for-sale investments with a maturity of less than one year. The Group’s short-term available-for-sale investments are classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are measured at fair value.

Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Software and electronic equipment	3-5 years
Building	20 years
Leasehold improvements	Shorter of the lease term or estimated useful lives

Intangible asset, net

Acquired intangible assets other than goodwill consist of the domain name for the Company’s website www.huami.com and the patents and trademark from the acquisition of Yunding.

The domain name is recognized as an intangible asset with indefinite life and evaluated for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired. Such impairment test compares the fair values of asset with its carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair value. The estimates of values of the intangible asset not subject to amortization are determined using discounted cash flow valuation approach. Significant assumptions are inherent in this process, including estimates of discount rates.

The patents and trademark are recognized as intangible assets with finite lives and are amortized on a straight-line basis over their expected useful economic lives. Amortization is calculated on a straight-line basis over the estimated useful life of 10 years.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill – continued

Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur, and determination of the Group’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

The Group performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

During the year ended December 31, 2017, there are no reporting units at risk of step 1 and the Group recognized nil impairment loss on goodwill.

Long-term investments

The Group’s long-term investments consist of cost method investments, equity method investments and available-for-sale securities investments.

(a)	Cost Method Investments

For investee companies over which the Group does not have significant influence or a controlling interest, the Group carries the investment at cost and recognizes as income any dividend received from distribution of the investee’s earnings.

The Group reviews its cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group estimated the fair value of these investee companies based on the discounted cash flow approach. Factors the Group considers in making such a determination include general market conditions, the duration and the extent to which the fair value of an investment is less than its cost, and the Group’s intent and ability to hold such investment. An impairment charge is recorded if the carrying amount of an investment exceeds its fair value and such excess is determined to be other-than-temporary. The Group did not record any impairment loss on its cost method investments during the years ended December 31, 2015, 2016 and 2017.

(b)	Equity Method Investments

For an investee company over which the Group has the ability to exercise significant influence, but does not have a controlling interest, the Group accounts for the investment under the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements are also considered in determining whether the equity method of accounting is appropriate.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments – continued

Under the equity method of accounting, the investee company’s accounts are not reflected within the Group’s consolidated balance sheets and statements of operations; however, the Group’s share of the earnings or losses of the investee company is reflected in the caption “(loss)/income from equity method investments” in the consolidated statements of operations.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Group did not record any impairment losses on its equity method investments during the years ended December 31, 2015, 2016 and 2017.

(c)	Available-for-sale Investments

For investments which are determined to be debt securities, the Group accounts for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments.

Available-for-sale investment is carried at its fair value and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

The Group reviews its investments for other than temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the investees. The Group did not record any impairment losses on its available- for-sale investments during the years ended December 31, 2015, 2016 and 2017, respectively.

Revenue recognition

The Group generates substantially all of its revenues from sales of smart wearable devices. The Group also generates a small amount of its revenues from its subscription-based services. The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and the services have been rendered, the sales price is fixed or determinable, and collection is reasonably assured. The Group recognizes revenue, net of estimated sales returns and value-added taxes (“VAT”).

The Group’s contracts with its customers have multiple element arrangements. The first deliverable is the smart wearable device and embedded firmware that is essential to the functionality of the device. The second deliverable is the software services included with the products, which are provided free of charge and enable users to sync, view, and access real-time data on the Group’s mobile apps. The third deliverable is the embedded right included with the purchase of the device to receive, on a when-and-if-available basis, future unspecified firmware upgrades and features relating to the product’s essential firmware.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

The Group allocates revenue to all deliverables based on their relative selling prices. The Group uses a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence (“VSOE”) of fair value, (ii) third-party evidence (“TPE”), and (iii) best estimate of the selling price (“BESP”). Because the Group currently has neither VSOE nor TPE for any of its deliverables, revenue is allocated to the deliverables on the Group’s BESP as if each deliverable was sold regularly on a stand-alone basis. The Group’s process for determining its BESP considers multiple factors including consumer behaviors and the Group’s internal pricing model. The BESP for the smart wearable devices comprises the majority of the arrangement consideration. The BESP for the software services and software upgrades is currently estimated at RMB0.31 per unit, RMB0.43 per unit and RMB1.30 per unit during the years ended December 31, 2015, 2016 and 2017, respectively. The Group recognizes revenue for the amounts allocated to the smart wearable devices at the time of delivery (except as noted below), provided the other conditions for revenue recognition have been met. Most of the revenue for products sold through distributors or retailers is recognized on a sell-in basis. Amounts allocated to the software services and unspecified upgrade rights are deferred and recognized on a straight-line basis over their estimated usage period which approximates 9 months. During the years ended December 31, 2015, 2016 and 2017, the Company generated 97.1%, 92.1% and 78.8% of revenues from one customer that entered into a cooperation agreement as further described below. The remaining revenues during the years ended December 31, 2016 and 2017 was mostly generated from sales of the Company’s self-branded Amazfit products to retailers, distributors and end users, among which the customer discussed above is also an important distribution channel for Amazifit products. The Company’s revenue recognition for its Amazfit products is consistent with that described in the preceding paragraphs.

Cooperation agreement with one customer

During the years ended December 31, 2015, 2016 and 2017, the Group generated most of its revenues from sales of exclusively designed and manufactured smart wearable devices to one customer, who is also the sole distribution channel for such smart wearable devices. This customer is a company controlled by one of our shareholders (see note 21). Under a cooperation agreement with this customer, the Group produces and assembles final product for shipments of smart wearable devices to that customer, who is then responsible for commercial distribution and sale of the product.

The arrangement includes two payment installments. The first payment installment is priced to recover the costs incurred by the Group in developing, producing and shipping the devices to its customer and is due from the customer to the Group once products have been delivered. The Group allocates the initial payment installment between the hardware device, the software services, and the software upgrades based on their relative fair value and recognizes revenue based on its recognition policy further described in the preceding paragraph. The Group is also entitled to receive a potential second installment payment calculated as 50 percent of the future net profits from commercial sales made by the customer. Given the revenue from the profit sharing arrangement is contingent on the commercial sale, the Group recognizes revenue from the second installment in the period following the commercial sale by the customer, which is when the fee is fixed and determinable. The fee related to the second installment is usually earned by the Group between 30 to 45 days after initial shipment of the product to the customer. The second installment is also allocated between the hardware device, the software services, and the software upgrades based on their relative fair value and is recognized based on the Group’s recognition policy further described in the preceding paragraph. The Company’s revenue recognition policy of its products under its cooperation agreement is substantially consistent with that for its sales of Amazfit products except that the installment payments available to its customer under its cooperation agreement are not available to customers who purchase its Amazfit products.

Value added taxes

“VAT” on sales is calculated at 17% on revenue from products. The Group reports revenue net of VAT. Subsidiaries that are VAT general tax payers are allowed to offset qualified VAT paid against their output VAT liabilities.

Rights of return

The Group offers limited sales returns for several products. The Group estimates reserves for these sales based on historical experience, and records the reserve as a reduction of revenue and accounts receivable. During the years ended December 31, 2015, 2016 and 2017, actual returns have been insignificant.

Cost of revenues

Cost of revenues consists primarily of material costs, salaries and benefits for staff engaged in production activities and related expenses that are directly attributable to the production of products. The shipping and handling fees billed to the customers are presented as part of cost of revenues as well.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Product warranty

The Group offers a standard product warranty that the product will operate under normal use. For products sold to the one customer under the cooperation agreement, the warranty period is 18 months which includes a six month warranty to that customer and an additional 12 months warranty to end-users. For products sold directly to end users, the warranty period include a 12 months warranty to end users. The Group has the obligation, at its option, to either repair or replace the defective product.

At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. Warranty reserves are recorded as a cost of revenue.

Research and development expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel, materials, office rental expense, general expenses and depreciation expenses associated with research and development activities.

Advertising expense

Advertising expense are expensed as incurred and included in selling and marketing expenses. Total advertising expenses were RMB14,819, RMB13,474 and RMB7,586 for the years ended December 31, 2015, 2016 and 2017, respectively.

Government subsidies

Government subsidies represent government grants received from local government authorities to encourage the Group’s technology and innovation. The Group records such government subsidies as other income when it has fulfilled all of its obligation related to the subsidy.

During the years ended December 31, 2015, 2016 and 2017, the Group recognized RMB549, RMB14,726 and RMB6,719 as subsidy income, respectively. As of December 31, 2017, the balance of RMB9,104 subsidy was deferred and recorded as other current liabilities and other non-current liabilities as the Group has to meet the performance conditions required by the government authority.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

The Group accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Group believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Group recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Share-based payment

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Group has elected to recognize compensation expenses using the straight-line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive (loss)/income

Comprehensive (loss)/income consists of two components, net income and other comprehensive income, net of tax. Other comprehensive income refers to revenue, expenses, and gains and losses that are recorded as an element of shareholders’ equity but are excluded from net (loss)/income. The Group’s other comprehensive income consists of foreign currency translation adjustments from its subsidiaries not using the RMB as their functional currency and the fair value change of available-for-sale investments of the Group. Comprehensive (loss)/income is reported in the consolidated statements of comprehensive (loss)/income.

Foreign currencies

The functional currency of the Company outside of the PRC is the US$. The reporting currency of the Company is the RMB. The Company’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries with operations in the PRC, Hong Kong, the United States and other jurisdictions generally use their respective local currencies as their functional currencies. The financial statements of the Company’s subsidiaries, other than the subsidiaries and consolidated VIEs with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries and consolidated VIEs and VIEs’ subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of operations during the year in which they occur.

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in US$ amounted to RMB164,188, RMB98,537 and RMB66,494 as of December 31, 2015, 2016 and 2017, respectively.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows from RMB into US$ as of and during the year ended December 31, 2017 is solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5063, representing the rate as certified by the statistical release of the Federal Reserve Board of United States on December 29, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollar at that rate on December 29, 2017, or at any other rate.

Net (loss)/income per share

Basic net (loss)/income per share is computed by dividing net (loss)/income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The Group’s convertible redeemable participating preferred shares are participating securities as they participate in undistributed earnings on an as-if converted basis. The Group determined that the nonvested restricted shares owned by the founders are participating securities as the holders of these nonvested restricted shares have nonforfeitable rights to receive dividends with all ordinary shares but these nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Group’s loss. Accordingly, the Group uses the two-class method, whereby undistributed net income is allocated on a pro rata basis to the ordinary shares, preferred shares and nonvested restricted shares held by the founders to the extent that each class may share income in the year; whereas the undistributed net loss for the year is allocated to ordinary shares only because the convertible redeemable participating preferred shares and nonvested restricted shares owned by the founders are not contractually obligated to share the loss.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Net (loss)/income per share - continued

Diluted (loss)/income per ordinary share reflect the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable participating preferred shares, share options, restricted shares and restricted stock units which could potentially dilute basic (loss)/ income per share in the future. To calculate the number of shares for diluted (loss)/income per ordinary shares, the effect of the convertible redeemable participating preferred shares is computed using the as-if-converted method; the effect of the share options, restricted shares and restricted stock units is computed using the treasury stock method.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and revenue. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality.

The Group conducts credit evaluations of third-party customers and related parties, and generally does not require collateral or other security from its third-party customers and related parties. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties.

Accounts receivable concentration of credit risk as below:

As of December 31,
	2016	2017
	RMB	RMB
Company A	6,658(24.7%)	18,782(57.1%)
Total	6,658(24.7%)	18,782(57.1%)

Amount due from related parties concentration of credit risk as below:

As of December 31,
	2016	2017
	RMB	RMB
Company C	457,100(95.0%)	566,732(98.0%)
Total	457,100(95.0%)	566,732(98.0%)

Revenue generated from Company B and Company C accounted for 97.4%, 93.2% and 86.7% of total revenue during the year ended December 31, 2015, 2016 and 2017, respectively. Company B and Company C are both subsidiaries of a company controlled by one of the Group’s shareholders (see note 21).

For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Company C	—	1,448,960(93.1%)	1,773,595(86.6%)
Company B	872,890(97.4%)	711(0.05%)	2,072(0.1%)
Total	872,890(97.4%)	1,449,671(93.2%)	1,775,667(86.7%)

Supplier Concentration

The Group relies on third parties for the supply and manufacturing of its products, as well as third-party logistics providers. In instances where these parties fail to perform their obligations, the Group may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time, if at all.

For the year ended December 31, 2017, 29% of its raw materials were purchased through Company D, but numerous alternate sources of supply are readily available on comparable terms.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements

In November 2016, FASB issued ASU 2016-18, requiring that a statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017. Early adoption is permitted. On January 1, 2017, the Group elected to early adopt this new guidance and have applied the changes to the consolidated cash flows during the years ended December 31, 2016 and 2017. As of December 31, 2017, restricted cash of approximately RMB3,185 is included in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statement of cash flows. The Company did not have any restricted cash prior to 2017.

Recent accounting pronouncements not yet adopted

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing.” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09.

The Group will adopt ASU 2014-09 as of January 1, 2018 utilizing the modified retrospective transition method. Upon adoption, the Company will recognize the cumulative effect of adopting this guidance as an adjustment to its opening retained earnings balance. The Group has substantially completed its assessment of the new standard. Based on its preliminary assessment, the Company does not believe the adoption of Topic 606 will have a significant impact on revenue recognized on sales from the Company's self-branded Amazfit products.  However, the Company believes that the new standard will impact the timing of when revenue is recognized on sales under the Company's cooperation agreement with its main customer. Under the accounting standard in effect prior to the new revenue standard, the second installment payment in the Company's cooperation agreement, calculated as 50 percent of the future net profits from commercial sales made by the customer was considered contingent and recognized in the period following the commercial sale by the customer, which is when the fee became fixed or determinable. Under the new revenue standard, revenue related to the second installment payment in the Company's cooperation agreement will be considered variable consideration and the amount determined to not be probable of significant reversal will be included in the transaction price utilizing the expected value method. Additionally, the Company has determined that the new revenue standard will impact the balance sheet presentation of its sales return reserve which will be shown as a separate asset and refund liability on its consolidated balance sheet. The Company also expects the adoption to lead to increased footnote disclosures, particularly with regard to revenue related balance sheet accounts and revenue by category.

In January 2016, the FASB issued a new pronouncement ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values, which should be applied prospectively. The Group is in the process of evaluating the impact of the adoption.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is in the process of evaluating the impact that this pronouncements on its consolidated financial statements.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In January 2017, the FASB issued ASU 2017-04, addressing concerns regarding the cost and complexity of the two-step goodwill impairment test, the amendments in this ASU remove the second step of the test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. For public business entities that are SEC filers, the amendments are effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2019. For public business entities that are not SEC filers, the ASU’s amendments are effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2020. For all other entities, including not-for-profit entities, the ASU’s amendments are effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is in the process of evaluating the impact that this pronouncements on its consolidated financial statements.

3. BUSINESS ACQUISITIONS

Acquisition of Yunding

In March 2016, the Group invested and paid RMB2,520 to obtain 35% equity interests in Yunding to expand the business of smart technology devices and benefit from the synergistic effect expected from such investment. The investment was initially recognized as an equity-method investment as the Group enjoyed one out of three board seats and concluded that it had significant influence over the operations of Yunding. In July 2017, the Group acquired an additional 22% equity interests in Yunding for consideration of RMB1,584 in cash. The acquisition resulted in the Group obtaining control of Yunding with an ownership of 57% equity interests.

The purchase price consists of the following:

RMB
Cash consideration	1,584
Fair value of the 35% equity interests:
Carrying amount	380
Gain on re-measurement of fair value of noncontrolling equity investment	2,140
Total	4,104

The Group recognized RMB2,140 of realized gain from investment in the consolidated statements of operations as a result of remeasuring the 35% equity interests to fair value immediately before the business combination. The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The acquisition-date fair value of the equity interests held by the Company immediately prior to the acquisition date was measured at fair value using a discounted cash flow method and taking into account certain factors including the management projection of discounted future cash flow and an appropriate discount rate. The purchase price allocation described below was determined by the Group with the assistance of an independent valuation appraiser. Yunding financial statements constituted less than 1% of revenue, net income, and total assets of the consolidated financial statement as of and during the year ended December 31, 2017. The acquired net assets were recorded at their estimated fair values on the acquisition date. The acquired goodwill is not deductible for tax purposes.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

3. BUSINESS ACQUISITIONS - continued

Acquisition of Yunding - continued

The purchase price was allocated as of July 31, 2017, the date of acquisition as follows:

	RMB	Amortization period
Cash	3,475
Other current assets	3,213
Property, plant and equipment	134	3.6-4.8 years
Intangible assets
Patents	4,203	10 years
Goodwill	5,930
Other current liabilities	(2,887)
Deferred tax liabilities	(955)
Other non-current liabilities	(6,033)
Noncontrolling interests	(2,976)
Total	4,104

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

4. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Raw materials	115,374	169,665
Work in process	30,528	30,195
Finished goods	46,470	49,875
Total	192,372	249,735

During the years ended December 31, 2015, 2016 and 2017, the Group recorded write-down of nil, RMB1,037 and RMB2,449 for the obsolete inventories respectively.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

5. SHORT-TERM INVESTMENTS

Short-term investments included convertible bonds with maturities less than 1 year and consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Convertible bonds:
Abee Semi, Inc. (“Abee”) (a)	7,198	7,208
Beijing Zulin Technology Co., Ltd. (“Zulin”) (b)	2,038	—
Zepp International Limited (“Zepp”) (c)	—	6,513
Total:	9,236	13,721

(a)

In June 2016, the Group invested RMB6,937 to acquire a convertible bond issued by Abee, a Delaware corporation, with 7% interest rate per annum and one year maturity. In June, 2017, the Group agreed to extend the maturity date for one additional year. The investment was classified as an available-for-sale investment and measured at fair value. Unrealized holding gains of RMB261 and RMB10 was reported in other comprehensive income during the years ended December 31, 2016 and 2017, respectively.

(b)

On July 25, 2016, the Group entered into a one-year convertible bond investment agreement with Zulin with principal amounted to RMB2,000 and interest rate of 4.35%. On April 20, 2017, Zulin repaid the principle and interest totaling RMB2,062. The group recognized RMB62 as realized gain from investment.

(c)

In December 2017, the Group invested RMB6,506 to acquire a convertible bond issued by Zepp, with 10% interest rate and nine months maturity. The investment was classified as an avaiable-for-sale investment and measured at fair value.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2016	2017
	RMB	RMB
Deferred IPO expense	—	13,268
Value-added tax	—	13,170
Short-term loans provided (a)	—	11,857
Advances to suppliers	1,229	5,128
Other receivables	2,418	4,656
Rental deposits	2,316	1,969
Prepaid expenses	2,715	1,014
Total	8,678	51,062

(a)	During the year ended December 31, 2017, the Group provided short-term loans to third parties within one year maturity.

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Software and electronic equipment	5,627	7,092
Buildings	—	18,592
Leasehold improvements	7,872	9,327
Total	13,499	35,011
Less: accumulated depreciation	(2,698)	(6,256)
Property, plant and equipment, net	10,801	28,755

The Group has recorded depreciation expenses of RMB285, RMB2,399 and RMB3,542 during the years ended December 31, 2015, 2016 and 2017, respectively. No impairment was recorded during the years ended December 31, 2015, 2016 and 2017.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

8. LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Cost method investments (a)	7,750	750
Equity method investments:
Hefei Huaying Xingzhi Fund Partnership (limited partnership) (“Huaying Fund”) (b)	50,000	55,905
Other equity method investments (c)	19,303	8,097
Available-for-sale investments (d)	1,004	20,486
Total	78,057	85,238

(a)	On July 27, 2017, the Group sold its investment in Beijing Feisou Technology Co., Ltd. (“Beijing Feisou”) for a total cash consideration of RMB5,133 to Huaying Fund, and recognized a gain of RMB67.
(b)

In August 2016, the Group invested RMB50,000 to acquire 49.5% equity interests in a limited partnership, Huaying Fund, a fund engaged in the investing activities in small and middle scale High Tech private companies. The Group accounted for the investment under the equity method because the investments are of common stock and the Group has significant influence in the Fund but does not own a majority equity interest or otherwise control.

(c)

The other equity method investments represent several insignificant investments classified as equity method investments as the Group has the ability to exercise significant influence but does not have control over the investees during the year of December 31, 2017.

(d)

Available-for-sales consist of convertible bonds and investment with redemption features. In July 2017, the Group converted a RMB8,000 loan previously provided to Hefei LianRui, resulting in the Group obtaining an aggregate 27.5% interest and reclassify its investment from cost method to equity method investment. In November 2017, the Group disposed certain interest to Huaying, and obtained 17.16% interest after dilution In December 2017, LianRui granted certain redemption option to its investors. Accordingly, the investment was reclassified as available-for-sale security as the Group determined that the shares were debt securities in nature due to the redemption option available to the investors and measured the investment subsequently at fair value. Unrealized holding gain of RMB10,363 was reported in other comprehensive income for the year ended December 31, 2017.

9. FAIR-VALUE MEASUREMENT

As of December 31, 2016 and 2017, available-for-sale investments recorded in short-term and long-term investments mainly include the convertible bonds and redeemable preferred shares. Those are measured and recorded at fair value on a recurring basis in periods subsequent to their initial recognition and are as follows:

	As of December 31, 2016
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	RMB	RMB	RMB	RMB
Convertible bonds	—	10,240	—	10,240
Total:	—	10,240	—	10,240

	As of December 31, 2017
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	RMB	RMB	RMB	RMB
Convertible bonds	—	14,130	—	14,130
Redeemable preferred shares	—	20,077	—	20,077
Total:	—	34,207	—	34,207

The Group measured the fair value of the convertible bonds based on the respective principals, expected returns and the estimated conversion value. Those convertible bonds are classified as level 2 measurement.

The Company measured the fair value of the redeemable preferred shares based on the recent transactions. Recent transactions include the purchase price agreed by an independent third party for an investment with similar terms. This investment is classified as level 2 measurement

No transfers occurred between different level fair-value measurements during the years presented.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

10. OTHER NON-CURRENT ASSETS

In May 2017, the Group signed a commitment to purchase certain properties from Anhui Zhong’an Chuanggu Technology Park Co., Ltd. for business operating purpose. In June 2017, the Group has prepaid RMB3,000 cash consideration as the down payment and recorded it as other non-current assets.

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2016	2017
	RMB	RMB
Deferred revenue	9,159	17,876
Product warranty	4,870	8,431
Accrued payroll and welfare	17,937	30,207
Accrued expenses	1,386	3,943
Accrued professional fee	—	13,268
Other tax payable	8,899	6,569
Other current liabilities	5,372	13,504
Total	47,623	93,798

Product warranty activities were as follows:

Product Warranty
RMB
Balance as of January 1, 2015	843
Provided during the year	12,255
Utilized during the year	(8,823)
Balance at December 31, 2015	4,275
Provided during the year	14,153
Utilized during the year	(13,558)
Balance at December 31, 2016	4,870
Provided during the year	23,093
Utilized during the year	(19,532)
Balance at December 31, 2017	8,431

The warranty costs recorded in cost of revenue were RMB12,255, RMB14,153 and RMB23,093 during the years ended December 31, 2015, 2016 and 2017, respectively.

12. BANK BORROWING

On December 22, 2016, the Group has entered into a loan agreement with Hui Shang Bank amounted to RMB10,000 with one year maturity and a floating interest rate up to 121% of the benchmark interest rate on payment date, and on December 22, 2017, the loan was fully repaid by the Group.

On January 4, 2017, the Group borrowed another loan amounted to RMB30,000 from Hefei Branch of China Merchants Bank with one year maturity and a fixed interest rate of 5%.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

13. INCOME TAXES

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

The Company’s subsidiary Huami HK Limited is located in Hong Kong and is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong.

The Company’s subsidiaries, Huami Inc and Rill, are located in the U.S. and are subject to the US federal income tax. On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code including, but not limited to, (1) reducing the U.S. federal corporate tax rate, (2) requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years, and (3) bonus depreciation that will allow for full expensing of qualified property. The impact of the Tax Act is not material to our operation and resulted in a decrease in income tax rate from 35% before January 1, 2018 to 21% after January 1, 2018 for tax and income earned as determined in accordance with the relevant tax rules and regulations.

The Company’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries are subject to the 25% standard enterprise income tax rate except for Anhui Huami that qualify as a high and new technology enterprise (“HNTE”), which is subject to a tax rate of 15%. Anhui Huami began to qualify as HNTE since 2015 and was subject to a tax rate of 15% during the years ended December 31, 2015, 2016 and 2017.

The current and deferred components of income taxes appearing in the consolidated statements of operation are as follows:

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Current tax expenses	2,311	21,556	46,573
Deferred tax benefits	(3,208)	(18,468)	(18,962)
Income tax (benefit) expense	(897)	3,088	27,611

The significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Deferred tax assets
Accrued expenses	208	7,919
Net operating loss carry forwards	22,764	33,976
Total deferred tax assets	22,972	41,895
Less: valuation allowance	—	—
Deferred tax assets, net	22,972	41,895

As of December 31, 2017, the Group had RMB143,710 operating loss carry forwards that expire from 2020 through 2037, which will be available to offset future taxable income.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

13. INCOME TAXES – CONTINUED

Reconciliation between the income tax expense computed by applying the PRC enterprise tax rate of 25% to (loss)/income before income tax and actual provision were as follows:

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
(Loss) income before income tax	(38,750)	28,863	191,900
Tax (benefit) expense at PRC enterprise	(9,688)	7,216	47,975
income tax rate of 25%
Income tax on tax holidays	(2,972)	(16,533)	(30,740)
Tax effect of permanence differences	(2,080)	(621)	(8,190)
Effect of income tax rate differences in jurisdictions other than the PRC	13,843	13,026	14,364
Change in tax rate	—	—	4,202
Income tax (benefit) expense	(897)	3,088	27,611

If the tax holiday granted to Anhui Huami was not available, the Group’s income tax expense would have increased by RMB2,972, RMB16,533 and RMB30,740, the basic net income per share attributable to the Company would have decreased by RMB0.06, RMB0.30 and RMB0.45 during the years ended December 31, 2015, 2016 and 2017, respectively, and the diluted net income per share attributable to the Company would have decreased by RMB0.06, RMB0.30 and RMB0.45 during the years ended December 31, 2015, 2016 and 2017, respectively.

The group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. On the basis of this evaluation, for the years ended December 31, 2015, 2016 and 2017, no allowance has been recorded for the deferred tax assets.

Under the Income Tax Law effective from January 1, 2008, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends among other things on the “place of actual management”. If the Group, or its non-PRC subsidiaries, were to be determined as a PRC resident for tax purposes, they would be subject to a 25% income tax rate on their worldwide income including the income arising in jurisdictions outside the PRC. The Group does not believe that its legal entities organized outside of the PRC are considered PRC residents.

If the Company was to be a non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC entities to the entities organized outside of the PRC or any foreign investors, the withholding tax would be 10%, unless any entities organized outside of the PRC or any such foreign investors' jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIEs that are available for distribution was RMB100,329 and RMB350,251 as of December 31, 2016 and 2017, respectively. Upon distribution of such earnings, the Company will be subject to PRC EIT taxes, the amount of which is impractical to estimate. The Company did not record any tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

The Group did not identify any significant unrecognized tax benefits for the years ended December 31, 2015, 2016 and 2017, respectively. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding US$16 (RMB0.1 million) is specifically listed as a “special circumstance”). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion. Therefore, the Group’s PRC domiciled entities are subject to examination by the PRC tax authorities based on the above.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

14. ORDINARY SHARES

The Company’s Amended and Restated Certificate of Formation authorizes the Company to issue 405,462,685 ordinary shares with a par value of US$0.0001 per share approximately. As of December 31, 2016 and 2017, the Company had 91,169,327 and 91,304,327 ordinary shares issued and outstanding, respectively.

15. PREFERRED SHARES

In January 2014, a subsidiary of Xiaomi one of our shareholders, purchased a 40% equity ownership of Anhui Huami for a total consideration of RMB15,000. Such equity interest included preferential rights to ordinary shares with respect to redemption and distribution of proceeds upon liquidation (“Series A Preferential Equity Interest”). Upon the reorganization, investors exchanged their Series A Preferential Equity Interest into 35,820,896 Series A Preferred Shares. The terms of the Series A Preferred Shares effectively mirrored those of the Series A Preferential Equity Interest. As this transaction represented an exchange as opposed to an extinguishment of preferred shares, only an increase in fair value required accounting. The Company calculated the increase in fair value of Series A Preferred Shares compared to the initial Series A Preferential Equity Interest at the time of the exchange and concluded that the increase was insignificant.

In April 2015, the Group repurchased 2,000,000 ordinary shares held by HHtech Holdings Limited, a Company controlled by the Group’s founder at a consideration of RMB19,467. The fair value of the ordinary shares immediately prior to the repurchase was determined by the Group with the assistance of an independent valuation firm and amounted to RMB5.14 per share. The difference between the repurchase price paid to HHtech and the fair value of the ordinary shares was recorded as share-based compensation expense during the year ended December 31, 2015. At the same time, the Group issued 2,000,000 Series B-1 Preferred Shares at a consideration of RMB19,467 to Shunwei. The difference between the fair value of Series B-1 Preferred share of RMB9.9 per share as determined by the Group with the assistance of an independent valuation firm and the consideration paid by Shunwei was not significant.

In April 2015, 20,895,523 Series B-2 preferred shares (“Series B-2 Preferred Shares”）were issued at an issuance price of approximately RMB10.25 per share (the “Series B-2 Purchase Share Issue Price”, collectively with the “Series A Purchase Share Issue Price” and “Series B-1 Purchase Share Issue Price”, the “Preferred Share Issue Price”) for a total gross cash proceeds of RMB214,063 to Morningside China TMT Special Opportunity Fund, LP, Mornings ide China TMT Fund III Co-Investment, L.P (collectively referred to “Mornings ide”)，Banyan Capital Holding Co. Ltd (“Banyan”）and SCC Venture V Holdco I, Ltd. (“SCC”). At the same time, bridge loans previously issued during the year ended December 31, 2014 to Banyan and SCC for RMB36,682 and RMB18,359 were converted into 3,582,090 and 1,791,045 Series B-2 Preferred Shares at a conversion price of approximately RMB10.25. Remaining proceeds of RMB159,022 from Series B-2 were paid and received in full.

The significant terms of the Series A Preferred Shares, Series B-1 Preferred Shares and Series B-2 Preferred Shares issued by the Company are as follows:

Conversion rights

Optional Conversion

Each holder of Preferred Shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the Preferred Shares into Ordinary Shares at any time. The conversion rate for Preferred Shares shall be determined by dividing the applicable Preferred Share Issue Price by the applicable conversion price then in effect at the date of the conversion.

Conversion price adjustment

The initial conversion price will be the applicable Preferred Share Issue Price, which will be subject to adjustments to reflect stock dividends, stock splits and other events (the “Preferred Share Conversion Price”), being no less than par value.

The conversion price is subject to (1) Adjustment for Share Dividends, Subdivisions, Combinations or Consolidations of Ordinary Shares; (2) Adjustments for Other Distributions; (3) Adjustments for Reclassification, Exchange and Substitution; (4) Deemed issue of additional ordinary shares.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

15. PREFERRED SHARES – CONTINUED

Automatic Conversion

Each Preferred Share shall automatically be converted into ordinary shares of the Company, at the then applicable Preferred Share Conversion Price

(i)	upon the closing of a Qualified Initial Public Offering (the “Qualified IPO”);
(ii)	upon the prior written approval of the holders of a majority of the Series A Preferred Shares and the holders of two thirds (2/3) of the Series B Preferred Shares.

Voting rights

Each Preferred Share shall carry a number of votes equal to the number of Ordinary Shares then issuable upon its conversion into Ordinary Shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited.

Redemption rights

Redemption Condition for Series A Preferred Shares:

The Series A Preferred Shares is redeemable at any time after the earlier of:

(i)	forty-eight (48) months after January 17, 2014, if the Company has not consummated a Qualified IPO;
(ii)

any Redemption required by other Investors (the “Redemption Start Date for Series A Shares”, together with Redemption Start Date for Series B Shares, the “Redemption Start Date”), then subject to the applicable laws of the Cayman Islands and if so requested by the Majority Series A Holders, the Company shall redeem all or part of the issued, outstanding Series A Preferred Shares in cash out of funds legally available therefor (the “Series A Redemption”, together with the Series B Redemption, the “Redemption”).

Redemption Condition for Series B Preferred Shares:

The Series B Preferred Shares is redeemable, at any time after the earlier of:

(i)	forty-eight (48) months after January 17, 2014, if the Company has not consummated a Qualified IPO;
(ii)

any Redemption required by other Investors (the “Redemption Start Date for Series A Shares”, together with Redemption Start Date for Series B Shares, the “Redemption Start Date”), then subject to the applicable laws of the Cayman Islands and if so requested by the Majority Series A Holders, the Company shall redeem all or part of the issued, outstanding Series A Preferred Shares in cash out of funds legally available therefor (the “Series A Redemption”, together with the Series B Redemption, the “Redemption”).

Redemption Price for Series A Preferred Shares:

The redemption price of each Series A preferred share (the “Series A Redemption Price) shall be the higher Of:

(i)

the sum of the Series A preferred share issuance price; plus 15% compound interest per annum on the Series A preferred share issuance price for each Series A preferred share accreted over the period from January 17, 2014 to the earliest redemption date of the security; plus all declared but unpaid dividends per Series A preferred share;

(ii)	the fair market value determined in accordance with the assessment by the independent appraiser selected jointly by the majority holders of Series A and the Company.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

15. PREFERRED SHARES – CONTINUED

Redemption Price for Series B Preferred Shares:

The redemption price of each Series B preferred share (the “Series B Redemption Price”, together with the “Series A Redemption Price”, the “Redemption Price”) shall be the higher of:

(i)

the sum of the Series B preferred share issuance price; plus 12% compound interest per annum on the Series B preferred share issuance price for each Series B preferred share accreted over the period from the date of issuance to the earliest redemption date of the security; plus all declared but unpaid dividends per Series B preferred share;

(ii)

the fair market value of each Series B preferred share determined in accordance with the assessment by the independent appraiser selected jointly by the holders of the majority holders of Series B Holders and the Company at the date of redemption.

Dividends rights

No dividend, whether in cash, in property or in shares of the capital of the Company, shall be paid on any other class or series of shares of the Company unless and until a cumulative dividend at the rate of eight percent (8%) of the applicable Preferred Share Issue Price per annum per Preferred Share is first paid in full on the Preferred Shares (on an as-converted basis).

Dividends shall be paid on the Series B Preferred Shares, payable out of funds or assets when and as such funds or assets become legally available therefor on parity with each other, on an as-converted basis and prior and in preference to any dividend on the Series A Preferred Shares; after full and unconditional payment of all dividends on the Series B Preferred Shares, dividends shall be paid on the Series A Preferred Shares, payable out of funds or assets when and as such funds or assets become legally available therefor on parity with each other, on an as-converted basis and prior and in preference to any dividend on the Ordinary Shares; after full and unconditional payment of all dividends on the Series B Preferred Shares and Series A Preferred Shares, dividends shall be paid on all the Preferred Shares and the Ordinary Shares then issued, outstanding, payable out of funds or assets when and as such funds or assets become legally available therefor on parity with each other, on an as-converted basis; provided that such dividends shall be payable only when, as, and if declared by the Board of Directors. Holders of the Preferred Shares shall also be entitled to receive any non-cash dividends declared by the Board on an as-converted basis.

Liquidation rights:

Liquidation Preferences

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, all assets and funds of the Company legally available for distribution among holders of the outstanding Shares (on an as-converted to basis) in the following order and manner:

(i)

the holders of the Series B Preferred Shares shall be entitled to receive, prior to any distribution to the holders of the Series A Preferred Shares, the Ordinary Shares or any other class or series of shares then issued, outstanding, an amount per Series B Preferred Share equal to one hundred and fifty percent (150%) of the applicable Series B Issue Price (the “Series B Preference Amount”);

(ii)

after the full Series B Preference Amount has been paid on all issued, outstanding Series B Preferred Shares, the holders of the Series A Preferred Shares shall be entitled to receive, prior to any distribution to the holders of the Ordinary Shares or any other class or series of shares then issued, outstanding, an amount per Series A Preferred Share equal to one hundred and fifty percent (150%) of the Series A Issue Price (the “Series A Preference Amount”);

(iii)

after the full Series B Preference Amount and the Series A Preference Amount on all issued, outstanding Preferred Shares has been paid, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the Preferred Shares (on an as-converted basis), together with the holders of the Ordinary Shares.

Liquidation Event

The following events shall be deemed a liquidation, dissolution or winding up of the Company (each, a “Liquidation Event”):

(i)	any acquisition of the Company (whether by a sale of equity, merger or consolidation) in which in excess of 50% of the Company’s voting power outstanding before such transaction is transferred;
(ii)	a sale of all or substantially all of the Company’s assets and no substantial business operations will be continued by the Company.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

15. PREFERRED SHARES – CONTINUED

The change in the balance of Series Preferred included in mezzanine equity during the years ended December 31, 2015, 2016 and 2017 are as follows:

	Series A Preferred	Series B-1 Preferred	Series B-2 Preferred
	RMB	RMB	RMB
Balance as of January 1, 2015	15,000	—	—
Issuance of Series B-1 preferred shares	—	19,819	—
Issuance of Series B-2 preferred shares	—	—	214,063
Accretion of Preferred A shares	4,799	—	—
Accretion of Preferred B shares	—	1,222	17,376
Balance as of December 31, 2015	19,799	21,041	231,439
Accretion of Preferred A shares	3,209	—	—
Accretion of Preferred B shares	—	2,738	30,121
Balance as of December 31, 2016	23,008	23,779	261,560
Accretion of Preferred A shares	3,762	—	—
Accretion of Preferred B shares	—	3,127	34,382
Balance as of December 31, 2017	26,770	26,906	295,942

The Group recognizes changes in the redemption value ratable over the redemption period. Increases in the carrying amount of the redeemable preferred shares are recorded by charges against retained earnings, or in the absence of retained earnings, by charges as reduction of additional paid-in capital until additional paid-in capital is reduced to zero. Once paid-in capital is reduced to zero, the redemption value measurement adjustment is recognized as an increase in accumulated deficit. All of these preferred shares were converted to ordinary shares upon the Qualified IPO which was completed in February 2018.

16. SHARE-BASED PAYMENT

Restricted Share owned by the founders

As one of the condition to the closing of the Preferential Equity Interests in January 2014, two founders entered into a share restriction agreement with the preferential equity interests shareholders. Pursuant to this agreement, those founders are prohibited from transferring, selling, assigning, pledging or disposing in any way their equity interests in the Company before such interest is vested. The equity interests held by the Founders were 50% converted to restricted equity interests and vest in 24 equal and continuous monthly installments for each month starting from January 2014, provided that those founders remain full-time employees of the Group at the end of such month. A total of 45,567,164 restricted shares were held by those founders as of April 2015. In April 2015, as one of the condition of the closing of the preferred shareholder agreement, the agreement was amended to (1) restrict additional shares and extend the vesting period for an additional 48 months and (2) restrict shares held by four other founders similar to the restrictions imposed in January 2014. The Group also obtained an irrevocable and exclusive option to repurchase all of the restricted shares held by those founders at par value both in January 2014 and April 2015.

The share restriction agreement between the founders and the Company was accounted for as a grant of restricted stock awards under a stock-based compensation plan. Accordingly, the Group measured the fair value of the restricted shares of the Founders at the grant date and recognizes the amount as compensation expense over the service period. Additionally, the modification of the restriction in April 2015 was accounted as a modification of share-based compensation. The Group calculated the incremental fair value resulting from the modification and recorded it as share-based compensation over the revised vesting term.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

16. SHARE-BASED PAYMENT – CONTINUED

A summary of non-vested restricted share activity during the year ended December 31, 2017 is presented below:

Number of shares
Outstanding at January 1, 2017	34,175,373
Granted	—
Forfeited	—
Vested	11,391,791
Outstanding at December 31, 2017	22,783,582

The Group determined that the non-vested restricted shares are participating securities as the holders of the non-vested restricted shares have a non-forfeitable right to receive dividends with all ordinary shares but the non-vested restricted shares do not have a contractual obligation to fund or otherwise absorb the Group’s losses. See note 22 for details.

During the years ended December 31, 2015, 2016 and 2017, the Group recorded share-based compensation expense of RMB37,188, RMB50,842 and RMB51,463 related to the unvested shares of the Founders respectively.

Share options

On October 21, 2015, the Group adopted the 2015 share incentive plan (“2015 Plan”) which consists of a share incentive plan for U.S. service providers (“US Plan”) and a share incentive plan for PRC service providers (“PRC Plan”). The maximum aggregate number of ordinary shares that may be issued under the 2015 Plan is 14,328,358 ordinary shares to be allocated to employees, officers, directors or consultants of the Company.

During the years ended December 31, 2015, 2016 and 2017, the Group granted 270,000, 140,000 and nil share options to certain personnel under the US Plan. Those options have an exercise price of US$0.1 per share and vest over four years. 25% of the share options vest on the first anniversary, while the remaining vest 1/3 yearly after each one-year continuous service. The share options expire 10 years from the date of grant. .

During the years ended December 31, 2015, 2016 and 2017, the Group granted 5,061,622, 925,235 and 1,545,688 share options to certain personnel under the PRC Plan. Those options have an exercise price of US$0 per share and expire 10 years from the date of grant. Those options also include an exercise provision whereas shares become exercisable after the closing of an IPO. The Group has not recorded any share-based compensation expense during the years ended December 31, 2015, 2016 and 2017 related to such options. Share-based compensation related to those options will be recorded once the closing of an IPO becomes probable.

During the years ended December 31, 2015, 2016 and 2017, the Group granted 900,000, nil and 500,000 share options to certain personnel under the U.S. Plan which were fully vested as of the grant date. Those options have an exercise price range from US$0.79 to US$0.99 per share and expire 10 years from the date of grant.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with assistance from independent valuation firms. Assumptions used to determine the fair value of share options granted during the years ended December 31, 2015, 2016 and 2017 are summarized in the following table:

	For the years ended December 31,
	2015	2016	2017
Risk-free interest rate	2.04%	1.62%-2.85%	2.2%
Expected volatility	46.1%	46.2%	49.0%
Expected life of option (years)	10	10	9.76-10
Expected dividend yield	0.0%	0.0%	0.0%
Fair value per ordinary share	5.83	7.5	12.56

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

16. SHARE-BASED PAYMENT – CONTINUED

Share options - continued

(i) Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the contractual term of the options.

(ii) Expected life of option (years)

Expected life of option (years) represents the expected years to vest the options.

(iii) Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the contractual term of the options.

(iv) Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the contractual term of the options.

(v) Fair value of underlying ordinary shares

The estimated fair value of ordinary shares as of the respective dates was determined based on a retrospective valuation with the assistance of a third party appraiser.

A summary of the stock option activity under the 2015 Plan during the year ended December 31, 2017 is included in the table below.

	Options granted Share Number	Weighted average exercise price per option
		RMB
Outstanding at January 1, 2017	6,078,298	0.91
Granted	2,045,688	1.26
Exercised	135,000	0.65
Cancelled and Forfeited	650,427	0.14
Outstanding at December 31, 2017	7,338,559	1.03

The following table summarizes information regarding the share options granted as of December 31, 2017:

	As of December 31, 2017
	Options Number	Weighted- average exercise price per option	Weighted- average remaining exercise contractual life (years)	Aggregate intrinsic value
		RMB		RMB
Options
Outstanding	7,338,559	1.03	8.38	94,233
Exercisable	1,400,000	5.42	8.46	17,977
Expected to vest	5,938,559	—	8.36	76,256

The total intrinsic value of options exercised during the years ended December 31, 2015, 2016 and 2017 amounted nil, RMB262 and RMB1,695, respectively.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

16. SHARE-BASED PAYMENT – CONTINUED

Share options - continued

The weighted average grant date fair value of options granted during the year ended December 31, 2015, 2016 and 2017 was RMB5.43, RMB5.67 and RMB11.22 per share, respectively.

During the years ended December 31, 2015, 2016 and 2017, the Group recorded share-based compensation expense of RMB2,632, RMB394 and RMB4,713 related to the options granted under the 2015 Plan.

As of December 31, 2017, there was RMB44,216 of unrecognized compensation expenses related to the options and most of them are expected to be recognized upon a Qualified IPO.

Restricted Share

On October 21, 2015, the Company granted 4,740,777 restricted shares under the U.S. Plan to employees at exercise price of US$0 per share.

These shares have a vesting period of four years of employment services with the first one-fourth vesting on the first anniversary from grant date, and the remaining three-fourth vesting on an annual basis over a three-year period ending on the fourth anniversary of the grant date. The non-vested shares are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested shares. In the event a non-vested shareholder’s employment for the Company is terminated for any reason prior to the fourth anniversary of the grant date, the holder’s right to the non-vested shares will terminate effectively. The outstanding non-vested shares shall be forfeited and automatically transferred to and reacquired by the Company at nil consideration.

The Group recognized compensation expense over the four year service period on a straight line basis. The aggregate fair value of the restricted shares at grant dates was RMB25,397. The fair values of non-vested shares are measured at the fair value of the Company’s ordinary shares on the grant-date which was RMB5.36 (US$0.84).

As of December 31, 2017 there was RMB6,977 unrecognized compensation cost related to non-vested shares which is expected to be recognized over a weighted average vesting period of 1.1 years.

During the year ended December 31, 2015, the Company granted 4,740,777, cancelled and forfeited 103,430 restricted shares under the US Plan to employees at exercise price of US$0 per share. There were no restricted shares granted, cancelled or forfeited during the years ended December 31, 2016 and 2017.

During the years ended December 31, 2015, 2016 and 2017, the Group recorded compensation expense of RMB5,757, RMB6,499 and RMB6,611 related to the restricted shares, respectively.

Restricted Stock Units

During the year ended December 31, 2015, 2016 and 2017, the Company granted 795,500, 745,000 and 1,700,000 restricted stock units respectively to employees at exercise price of US$0 per share. These shares have a vesting period of four years of employment services with the first one-fourth vesting on the first anniversary from grant date, and the remaining three-fourth vesting on an annual basis over a three-year period ending on the fourth anniversary of the grant date. The restricted stock units (“RSU”) are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested shares. In the event a non-vested shareholder’s employment for the Company is terminated for any reason prior to the fourth anniversary of the grant date, the holder’s right to the non-vested shares will terminate effectively. The outstanding restricted stock units shall be forfeited and automatically transferred to and reacquired by the Company at nil consideration.

The Group recognized compensation expense over the four year service period on a straight line basis. The aggregate fair value of the restricted stock units at grant dates was RMB27,604. The fair values of non-vested shares are measured at the fair value of the Company’s ordinary shares on the grant-date which were RMB5.4, RMB5.96 and RMB11.38 during the years ended December 31, 2015, 2016 and 2017.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

16. SHARE-BASED PAYMENT – CONTINUED

Restricted Stock Units - continued

As of December 31, 2017 there was RMB25,021 unrecognized compensation cost related to restricted stock units which is expected to be recognized over a weighted average vesting period of 3.13 years. The weighted average granted fair value of restricted stock units granted during the years ended December 31, 2015, 2016 and 2017 were RMB5.8 per RSU, RMB7.5 per RSU and RMB12.54 per RSU.

A summary of the restricted stock units activity during the year ended December 31, 2017 is presented below:

RSUs
Unvested balance at January 1, 2017	1,176,050
Granted	1,700,000
Cancelled and Forfeited	577,275
Unvested balance at December 31, 2017	2,298,775

Total share-based compensation recognized was as follows:

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Research and development	2,588	2,626	6,983
General and administrative	53,403	55,109	55,804
Total stock-based compensation expense (1)	55,991	57,735	62,787

(1)

The total amount in 2015, included RMB10,414 of share-based compensation expense derived from the repurchase of ordinary share from the founder at a price in excess of fair value. There was no repurchase of ordinary share from the founder occurred in 2016 and 2017. See note 15.

17. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB7,129, RMB19,290 and RMB24,539 during the years ended December 31, 2015, 2016 and 2017.

18. NONCONTROLLING INTERESTS

Yunding
RMB
Balance as of January 1, 2017	—
Addition of noncontrolling interest in connection with acquisition (a)	2,976
Loss attributed to noncontrolling interest shareholders	(587)
Balance as of December 31, 2017	2,389

(a)	In July 2017, the Group purchased an additional 22% of Yunding resulting in the Group controlling Yunding through 57% ownership. See Note 3.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

19. SEGMENT INFORMATION

The Group is mainly engaged in the business of smart wearable technology development. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer of the Group, who reviews financial information of operating segments when making decisions about allocating resources and assessing performance of the Group. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s CODM. During the years ended December 31, 2015, 2016 and 2017, the Group identified two operating segments. Those segments include Xiaomi Wearable Products and Self-branded products and others. The wearable products segment comprise of sales of Xiaomi-branded products. The self-branded products and others segment comprises of self-branded products. Both Xiaomi Wearable Product and Self-branded products and others have been identified as reportable segments.

The Group operates mainly in the PRC and most of the Group’s long-lived assets are located in the PRC.

The Group’s CODM evaluates performance based on each reporting segment’s revenue, costs of revenues and gross profit. Revenues, cost of revenues and gross profits by segment are presented below. Separate financial information of operating income by segment is not available.

	For the years ended December 31, 2015
	Xiaomi Wearable Products	Self-branded products and others	Total
	RMB	RMB	RMB
Revenues	870,766	25,692	896,458
Cost of revenues	762,211	23,656	785,867
Gross Profit	108,555	2,036	110,591

	For the years ended December 31, 2016
	Xiaomi Wearable Products	Self-branded products and others	Total
	RMB	RMB	RMB
Revenues	1,434,136	122,340	1,556,476
Cost of revenues	1,182,646	97,678	1,280,324
Gross Profit	251,490	24,662	276,152

	For the years ended December 31, 2017
	Xiaomi Wearable Products	Self-branded products and others	Total
	RMB	RMB	RMB
Revenues	1,614,512	434,384	2,048,896
Cost of revenues	1,232,792	321,402	1,554,194
Gross Profit	381,720	112,982	494,702

The Group does not evaluate its segment on a fully allocated cost basis nor does the Group keeps track of segment assets separately.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

20. STATUTORY RESERVES AND RESTRICTED NET ASSETS

PRC legal restrictions permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC subsidiaries must make appropriations from after-tax profit to non-distributable statutory reserve funds as determined by the Board of Directors of the Group. Subject to certain cumulative limits including until the total amount set aside reaches 50% of its registered capital, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); These reserve funds can only be used for specific purposes and are not distributable as cash dividends. The Group made appropriation to these statutory reserve funds of RMB1,509 for the year ended December 31, 2015. As of December 31, 2015, the company’s profit appropriation made to the reserve fund reached the maximum required amount of 50% of registered capital. Accordingly, no additional profit appropriation was made during the years ended December 31, 2016 and 2017.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The balance of restricted net assets were RMB79,056, RMB154,342 and RMB163,350 as of December 31, 2015, 2016 and 2017, respectively.

21. RELATED PARTY BALANCES AND TRANSACTIONS

Name	Relationship with the Group
Xiaomi Communication Technology Co. Ltd.("Xiaomi Communication")	Controlled by one of the Company’s shareholders
Hefei HuaHeng Electronic Technology Co. Ltd.("Hefei Huaheng")	Controlled by one of the Company’s shareholders
Xiaomi Technology Co. Ltd. ("Xiaomi Technology")	Controlled by one of the Company’s shareholders
Beijing Xiaomi Mobile Software Co. Ltd. ("Xiaomi Mobile")	Controlled by one of the Company’s shareholders
Guangzhou Xiaomi Information Service Co. Ltd.("Xiaomi Information", collectively with Xiaomi Communication, Xiaomi Technology, Xiaomi Mobile, "Xiaomi")	Controlled by one of the Company’s shareholders
Hefei LianRui Microelectronics Technology Co. Ltd. ("Hefei Lianrui")	Long-term investee of the Group
Hangzhou Aqi Vision Technology Co. Ltd.("Hangzhou Aqi")	Long-term investee of the Group
Xi'an Haidao Information Technology Co. Ltd.("Haidao")	Controlled by one of the Company’s shareholders
Heifei Huaying Xingzhi Fund Partnership.(limited partship)("Huaying Fund")	Long-term investee of the Group
Shunwei Hitech Limited("Shunwei")	One of the Company’s shareholder

(1)	Balances:

	As of December 31,
	2016	2017
	RMB	RMB
Amount due from related parties:
Xiaomi Communication (a)	457,100	566,732
Hefei HuaHeng (b)	42	—
Xiaomi Mobile (a)	3,485	—
Xiaomi Information (a)	—	908
Hefei LianRui (c)	10,571	2,571
Hangzhou Aqi (c)	3,000	3,000
Haidao (c)	2,500	2,500
Others (d)	—	2,743
Total	476,698	578,454

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

21. RELATED PARTY BALANCES AND TRANSACTIONS – CONTINUED

(1)	Balances: – continued

	As of December 31,
	2016	2017
	RMB	RMB
Amount due to related parties, current:
Shunwei (e)	(8,500)	—
Huaying Fund (f)	(15,000)	(3,061)
Xiaomi Technology	—	(330)
Xiaomi Mobile (g)	—	(4,752)
Total	(23,500)	(8,143)
Amount due to related party, non-current:
Huaying Fund (f)	—	(3,076)
Total	—	(3,076)

(2)	Transactions:

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Sales to related parties:
Xiaomi Communication	—	1,448,960	1,773,595
Xiaomi Technology	872,890	711	2,072
Hefei HuaHeng	3,846	256	730
Xiaomi Mobile	—	—	925
Xiaomi Information	—	—	1,318
Total	876,736	1,449,927	1,778,640

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Others:
Loan provided to related parties (c)	—	16,071	(8,000)
Investments disposed to a related party (h)	—	—	22,047

(a)	The amount due from Xiaomi represents receivables from the sales of Xiaomi wearable products. All balances were subsequently collected.
(b)	The amount due from Hefei HuaHeng represents the sales of the self-branded products of the Group.
(c)

The amount due from Hefei LianRui, Hangzhou Aqi, Haidao, represents the loans provided by the Group to these related parties in 2016. In July 2017, the Group converted a RMB8,000 loan provided to Hefei LianRui previously to equity interests in Hefei LianRui.

(d)	The amount due from others represents the withholding tax receivables from certain management paid by the Group on behalf of them, of which RMB1,471 has been collected subsequently.
(e)	The balance represents capital injection to be returned to Shunwei, which has been repaid in 2017.
(f)	The amount due to Huaying Fund consists of current and non-current balances.

The current balance of RMB15,000 as of December 31, 2016 represents the unpaid capital injection agreed by the Group to Huaying Fund which has been fully paid in 2017. The current balance of RMB3,061 as of December 31, 2017 represents the cash received in advance for the disposal of the investment from the Group to the fund.

The non-current balance of RMB3,076 represents the loan received from Huaying Fund with the interest rate of 4.35%.

(g)	The amount due to Xiaomi Mobile respects the accrued expenses of cloud service provided by Xiaomi Mobile
(h)	The Group disposed five long-term investments to Huaying Fund during the year ended December 31, 2017.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

22. NET (LOSS) INCOME PER SHARE

During the year ended December 31, 2015, 2016 and 2017, the Group has determined that its convertible redeemable participating preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. The Group determined that the nonvested restricted shares of the founders are participating securities as the holders of the nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, the Group uses the two class method of computing net loss per share, for ordinary shares, nonvested restricted shares and preferred shares according to the participation rights in undistributed earnings.

However, undistributed loss is only allocated to ordinary shareholders because holders of preferred shares and nonvested restricted shares are not contractually obligated to share losses.

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Basic net (loss)/income per share calculation Numerator:
Net (loss)/income for the year attributable to the Company:	(37,853)	23,946	167,682
Less: Accretion of Series A Shares	4,799	3,209	3,762
Less: Accretion of Series B-1 Shares	1,222	2,738	3,127
Less: Accretion of Series B-2 Shares	17,376	30,121	34,382
Less: Undistributed earnings allocated to Series A preferred shareholders	—	—	48,753
Less: Undistributed earnings allocated to Series B-1 preferred shareholders	—	—	1,361
Less: Undistributed earnings allocated to Series B-2 preferred shareholders	—	—	14,220
Less: Undistributed earnings allocated to participating nonvested restricted shares	—	—	15,957
Net (loss) income attributed to ordinary shareholders for computing net (loss) income per ordinary shares—basic	(61,250)	(12,122)	46,120
Denominator:
Weighted average ordinary shares outstanding used in computing net (loss) income per ordinary shares – basic	50,038,279	55,612,626	67,777,592
Net (loss) income per ordinary share attributable to ordinary shareholders—basic	(1.22)	(0.22)	0.68
Diluted net (loss)/income per share calculation
Net (loss) income attributable to ordinary shareholders for computing net (loss income per ordinary shares—basic	(61,250)	(12,122)	46,120
Add: adjustments to undistributed earnings to participating securities	—	—	3,519
Net (loss) income attributed to ordinary shareholders for computing net (loss) income per ordinary shares—basic	(61,250)	(12,122)	49,639
Denominator:
Weighted average ordinary shares basic outstanding	50,038,279	55,612,626	67,777,592
Effect of potentially diluted stock options, restricted stocks and RSUs	—	—	8,514,309
Weighted average ordinary shares outstanding used in computing net (loss) income per ordinary shares—dilute	50,038,279	55,612,626	76,291,901
Net (loss) income per ordinary share attributable to ordinary shareholders—diluted	(1.22)	(0.22)	0.65

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

22. NET (LOSS) INCOME PER SHARE – CONTINUED

During the years ended December 31, 2015, 2016 and 2017, the following shares outstanding were excluded from the calculation of diluted net (loss) income per ordinary shares, as their inclusion would have been anti-dilutive for the years ended December 31, 2015, 2016 and 2017.

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Shares issuable upon exercise of share options, restricted stocks and RSUs	11,545,297	11,891,695	12,683,366
Shares issuable upon vesting of nonvested restricted shares	45,893,191	34,175,372	23,450,173
Shares issuable upon conversion of Series A shares	71,641,792	71,641,792	71,641,792
Shares issuable upon conversion of Series B-1 shares	1,347,945	2,000,000	2,000,000
Shares issuable upon conversion of Series B-2 shares	14,083,010	20,895,523	20,895,523

23. COMMITMENTS AND CONTINGENCIES

Lease commitments

Future minimum payments under lease commitments as of December. 31, 2017 were as follows:

For the years ended December 31:	RMB
2018	7,490
2019 and after	1,930
9,420

Capital commitments

As of December 31, 2017, future minimum capital commitments under non-cancelable construction and investments were as follows:

Capital commitment for the purchase of property, plant and equipment	RMB423,441

24. SUBSEQUENT EVENTS

In January 2018, The Company adopted the 2018 Share Incentive Plan, commencing January 1, 2018, which provides additional incentives to employees, directors and consultants and promote the success of the Group’s business. As of March 31, 2018, 3,489,469 options have been granted under the 2018 Share Incentive Plan.

In February 2018, the Company issued 12,064,825 Class B ordinary shares to preferred shareholders prior to the completion of the public offering in the New York Stock Exchange ("NYSE") Market and deemed dividend was realized at the time of the shares were issued.

On February 7, 2018, the Group was listed on the NYSE, and raised total proceeds of US$110,000.

On March 13, 2018, 1,100,000 ADSs were converted and 400,000 ADSs were newly issued under the Green shoe.

HUAMI CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB” and U.S. dollars (“US$”))

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2016	2017	2017
	RMB	RMB	US$
			(Note2)
Assets
Current assets:
Cash and cash equivalents	40,518	34,470	5,298
Prepaid expenses and other current assets	—	14,284	2,195
Amount due from related parties	123,270	101,624	15,619
Total current assets	163,788	150,378	23,112
Investments in subsidiaries	183,265	435,085	66,871
Total assets	347,053	585,463	89,983
Liabilities
Current liabilities:
Accrued expense and other current liabilities	27	10,070	1,547
Amount due to related parties	8,500	—	—
Total current liabilities	8,527	10,070	1,547
Total liabilities	8,527	10,070	1,547
Mezzanine equity
Series A convertible redeemable participating preferred shares (“Series A Preferred Shares”) (US$0.0001 par value; 71,641,792 shares authorized, issued and outstanding as of December 31, 2016 and 2017; liquidation value of RMB24,870 as of December 31, 2016 and 2017)	23,008	26,770	4,114
Series B-1 convertible redeemable participating preferred shares (“Series B-1 Preferred Shares”) (US$0.0001 par value; 2,000,000 shares authorized, issued and outstanding as of December 31, 2016 and 2017; liquidation value of RMB33,188 as of December 31, 2016 and 2017)	23,779	26,906	4,135
Series B-2 convertible redeemable participating preferred shares (“Series B-2 Preferred Shares”) (US$0.0001 par value; 20,895,523 shares Authorized, issued and outstanding as of December 31, 2016 and 2017; liquidation value of RMB364,145 as of December 31, 2016 and 2017)	261,560	295,942	45,485
Total mezzanine equity	308,347	349,618	53,734
Equity
Ordinary shares (US$0.0001 par value; 405,462,685 shares authorized as of December 31, 2016 and 2017; 91,169,327 and 91,304,327 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	56	56	9
Additional paid-in capital	50,822	72,427	11,132
Accumulated (deficit)/ retained earnings	(36,490)	131,192	20,164
Accumulated other comprehensive income	15,791	22,100	3,397
Total equity	30,179	225,775	34,702
Total liabilities, mezzanine equity and equity	347,053	585,463	89,983

The accompanying notes are an integral part of these condensed consolidated financial statements.

HUAMI CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB” and U.S. dollars (“US$”))

except for number of shares and per share data, or otherwise noted)

	For the year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				(Note2)
Operating expenses:
General and administrative	48,529	54,916	57,898	8,899
Research and development	2,589	2,626	6,984	1,073
Total operating expenses	51,118	57,542	64,882	9,972
Operating loss	(51,118)	(57,542)	(64,882)	(9,972)
Equity in earnings of subsidiaries and VIEs	13,265	81,488	232,564	35,743
Net (loss)/income	(37,853)	23,946	167,682	25,771

The accompanying notes are an integral part of these condensed consolidated financial statements.

HUAMI CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands of Renminbi (“RMB” and U.S. dollars (“US$”))

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				(Note2)
Net (loss)/income	(37,853)	23,946	167,682	25,771
Other comprehensive (loss)/income, net of tax
Exchange differences arising on translation	10,226	5,262	(3,175)	(488)
Unrealized gain on available-for-sale investments and others, (net of tax effect of nil, nil and RMB1,554 for years ended December 31, 2015, 2016 and 2017, respectively)	—	303	9,484	1,458
Comprehensive (loss)/income attributable to Huami Corporation	(27,627)	29,511	173,991	26,741

The accompanying notes are an integral part of these consolidated financial statements.

HUAMI CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOW

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except share and share related data, or otherwise noted)

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				(Note2)
Cash Flow from Operating Activities
Net (loss)/income	(37,853)	23,946	167,682	25,771
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in earnings of subsidiaries	(13,265)	(81,488)	(232,564)	(35,743)
Share-based compensation	56,343	57,736	62,787	9,650
Changes in operating assets and liabilities
Prepaid expenses and other current assets	—	—	(14,284)	(2,195)
Accrued expense and other current liabilities	26	2	10,043	1,544
Amount due to a related party	7,957	—	(8,500)	(1,307)
Net Cash provided by (used in) Operating Activities	13,208	196	(14,836)	(2,280)
Cash Flow from Investing Activities
Investment in subsidiaries	(77,636)	(2,400)	(9,772)	(1,502)
Amount due from related parties	—	(122,728)	21,646	3,326
Net Cash (used in) provided by Investing Activities	(77,636)	(125,128)	11,874	1,824
Cash Flow from Financing Activities
Cash flows from financing activities
Exercise of share options	—	24	89	14
Repurchase of ordinary shares	(19,467)	—	—	—
Proceed from issuance of Series B-1 preferred shares	19,467	—	—	—
Proceeds received from issuance of preferred shares	214,063	—	—	—
Net Cash provided by Financing Activities	214,063	24	89	14
Net increase (decrease) in cash and cash equivalent	149,635	(124,908)	(2,873)	(442)
Effect of exchange rate changes	10,226	5,565	(3,175)	(488)
Cash and cash equivalents at beginning of the year	—	159,861	40,518	6,228
Cash and cash equivalents at end of the year	159,861	40,518	34,470	5,298

The accompanying notes are an integral part of these condensed consolidated financial statement.

HUAMI CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES OF THE CONDENSED FINANCIAL STATEMENT

1. BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company has used the equity method to account for investments in its subsidiaries and VIEs.

2. INVESTMENTS IN SUBSIDIARIES AND VIEs

The Company and its subsidiaries and VIEs were included in the consolidated financial statements where the intercompany transactions and balances were eliminated upon consolidation. For  purpose of the Company’s standalone financial statements, its investments in subsidiaries and VIEs were reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries and VIEs were reported as equity in earnings of subsidiaries and VIEs in the accompanying parent company financial statements.

3. INCOME TAXES

The Company is a Cayman Islands company, therefore, is not subjected to income taxes for all years presented.