Form 20-F
period 2018-12-31
Huami Corp
filed 2019-04-12
CIK 1720446

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2018.

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

American depositary shares (each representing four Class A

ordinary shares Class A ordinary shares, par value US$0.0001 per share)

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

As of December 31, 2018, there were (i) 57,303,093 Class A ordinary shares outstanding, par value US$0.0001 per share (excluding the 510,396 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2015 Share Incentive Plan and the 2018 Share Incentive Plan), and (ii) 184,376,679 Class B ordinary shares outstanding, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐  Yes   ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes   ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes   ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒  Yes   ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, in this annual report on Form 20-F:

•	“ADSs” refer to our American depositary shares, each of which represents four Class A ordinary shares;
•	“ADRs” refer to the American depositary receipts that evidence our ADSs;
•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
•	“Class A ordinary shares” refer to our class A ordinary shares, par value US$0.0001 per share;
•	“Class B ordinary shares” refer to our class B ordinary shares, par value US$0.0001 per share;
•

“Huami,” “we,” “us,” “our company” or “our” refer to Huami Corporation, our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities;

•

“Memorandum and Articles” refer to the second amended and restated memorandum of association and articles of association adopted by a special resolution passed on January 12, 2018 and effective on February 12, 2018;

•

“Mobile App MAUs” refer to monthly active users of our mobile apps, which are represented by the number of accounts that have been logged into on our mobile apps during a given calendar month. The numbers of our Mobile App MAUs are calculated using internal company data that have not been independently verified. It is possible that some users may have set up more than one account;

•	“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.0001 per share;
•	“Our platform” refers to the products and mobile apps that we provide to users and platform partners;
•	“our VIEs” refer to Anhui Huami Information Technology Co., Ltd., a company incorporated in the PRC, and Huami (Beijing) Information Technology Co., Ltd., a company incorporated in the PRC;
•	“RMB” or “Renminbi” refers to the legal currency of China;
•	“Shunyuan Kaihua” or “our WFOE” refers to Beijing Shunyuan Kaihua Technology Co., Ltd., a wholly owned foreign enterprise incorporated with limited liability in the PRC;
•	“US$,” “U.S. dollars,” “$,” or “dollars” refer to the legal currency of the United States;
•	“Xiaomi” refers to Xiaomi Corporation, of which we have been the sole partner to design and manufacture Xiaomi Wearable Products; and
•	“Xiaomi Wearable Products” refer to Xiaomi-branded smart bands, watches (excluding children watches and quartz watches), scales and associated accessories, which we design and manufacture for Xiaomi.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8755 to US$1.00, the exchange rate in effect as of December 31, 2018 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operating data for the years ended December 31, 2016, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017 and 2018 and selected consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operating data for the year ended December 31, 2015, the selected consolidated balance sheet data as of December 31, 2015 and 2016 and selected consolidated cash flow data for the year ended December 31, 2015 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Selected Consolidated Statements of Operating Data:
Revenues(1)	896,458	1,556,476	2,048,896	3,645,335	530,192
Cost of revenues(2)	785,867	1,280,324	1,554,194	2,705,885	393,555
Gross profit	110,591	276,152	494,702	939,450	136,637
Operating expenses:
Research and development expenses(3)	61,553	132,304	153,827	263,220	38,284
General and administrative expenses(3)	69,984	102,644	114,880	213,973	31,121
Selling and marketing expenses(3)	19,168	27,821	44,026	96,538	14,041
Total operating expenses	150,705	262,769	312,733	573,731	83,446
Operating (loss)/income	(40,114)	13,383	181,969	365,719	53,191
Other income and expenses:
Realized gain from investments	—	—	2,373	261	38
Interest income	255	754	3,003	11,595	1,686
Gain from fair value change of long-term investments	—	—	—	7,860	1,143
Impairment loss from long-term investments	—	—	—	(7,590)	(1,104)
Other income	1,109	14,726	4,555	8,768	1,275
(Loss)/income before income tax	(38,750)	28,863	191,900	386,613	56,229
Income tax benefit/(expense)	897	(3,088)	(27,611)	(52,036)	(7,568)
(Loss)/income before loss from equity method investments	(37,853)	25,775	164,289	334,577	48,661
(Loss)/Income from equity method investments	—	(1,829)	2,806	1,743	254
Net (loss)/income	(37,853)	23,946	167,095	336,320	48,915
Less: net loss attributable to non-controlling interest	—	—	(587)	(3,726)	(542)
Net (loss)/income attributable to Huami Corporation	(37,853)	23,946	167,682	340,046	49,457
Net (loss)/income per share attributable to ordinary shareholders of Huami Corporation:
Basic (loss)/income per ordinary share	(1.22)	(0.22)	0.68	0.54	0.08
Diluted (loss)/income per ordinary share	(1.22)	(0.22)	0.65	0.51	0.07

Notes:

(1)

Includes RMB876.7 million, RMB1,449.9 million, RMB1,778.6 million and RMB2,817.0 million (US$409.7 million) with related parties for the years ended December 31, 2015, 2016, 2017 and 2018, respectively.

(2)

Includes RMB762.9 million, RMB1,198.3 million, RMB1,355.5 million and RMB2,141.1 million (US$311.4 million) with related parties for the years ended December 31, 2015, 2016, 2017 and 2018, respectively.

(3)

Share-based compensation expenses were included in operating expenses. Our share-based compensation expenses were the result of (i) our grants of options, restricted shares and restricted share units under our share incentive plans to our employees, and (ii) the share restriction agreements entered into among our founders and our preferred shareholders in relation to our private financing transactions in January 2014 and April 2015. For the years ended December 31, 2015, 2016, 2017 and 2018, we recorded share-based compensation expenses of RMB37.2 million, RMB50.8 million, RMB51.5 million and RMB55.3 million (US$8.0 million), respectively, in relation to the vesting of the restricted shares of our founders under the share restriction agreements.

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	219,987	153,152	366,336	1,441,802	209,701
Accounts receivable (net of allowance of nil, nil and nil as of December 31, 2016, 2017 and 2018, respectively)	21,924	19,707	32,867	58,925	8,570
Amount due from related parties (net of allowance of nil, nil and nil as of December 31, 2016, 2017 and 2018, respectively)	172,966	476,698	578,454	656,399	95,469
Inventories	89,946	192,372	249,735	484,622	70,485
Non-current assets:
Property, plant and equipment, net	2,926	10,801	28,755	40,042	5,824
Total assets	529,079	972,896	1,465,517	3,258,481	473,927
Current liabilities:
Accounts payable	252,073	524,072	707,782	1,064,106	154,768
Bank borrowings	—	10,000	30,000	20,000	2,909
Total liabilities	277,823	634,370	887,735	1,448,903	210,734
Total liabilities, mezzanine equity and equity	529,079	972,896	1,465,517	3,258,481	473,927

The following table presents our selected cash flows for the years indicated.

	Years Ended December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(6,767)	17,266	238,336	707,605	102,917
Net cash used in investing activities	(4,911)	(99,387)	(38,881)	(324,841)	(47,246)
Net cash provided by financing activities	214,063	10,024	20,089	639,170	92,963
Net increase/(decrease) in cash and cash equivalents	202,385	(72,097)	219,544	1,021,934	148,634
Exchange rate effect on cash and cash equivalents	10,226	5,262	(3,175)	60,357	8,779
Cash, cash equivalents and restricted cash at the beginning of year	7,376	219,987	153,152	369,521	53,744
Cash, cash equivalents and restricted cash at end of year	219,987	153,152	369,521	1,451,812	211,157

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

Xiaomi is our most important customer and distribution channel. Any deterioration of our relationship with Xiaomi or reduction of sales of Xiaomi Wearable Products could have a material adverse effect on our operating results.

Xiaomi is the sole customer and distribution channel for all Xiaomi Wearable Products, and it held 14.8% of our total outstanding shares as of March 31, 2019. For the years ended December 31, 2016, 2017 and 2018, sales of Xiaomi Wearable Products contributed 92.1%, 78.8% and 66.9% of our revenues, respectively.

We entered into a strategic cooperation agreement with Xiaomi in October 2017, which grants us the most-preferred-partner status globally to develop future Xiaomi Wearable Products. This strategic cooperation agreement can be terminated by Xiaomi and we can therefore lose the most-preferred-partner status if we fail to meet the various requirements set out in the agreement, such as requirements on product launching timetable, product quality and annual sales target of Xiaomi Wearable Products. In addition, Xiaomi has the option to develop by itself or engage other companies to develop similar and competing products, if such companies can offer better terms and services than we do—for example such companies may ask for less profit sharing or less intellectual property rights from their cooperation with Xiaomi. The strategic cooperation agreement will expire in October 2020; we cannot assure you that we will be able to renew this agreement upon its expiry or on the same terms. If for any reason, we cannot maintain our cooperation relationship with Xiaomi or renew the strategic cooperation agreement with terms equally favorable to us as compared to those in the existing agreement, our business and operation results may be materially and adversely affected. For more details of the strategic cooperation agreement with Xiaomi, including under what circumstances it can be early terminated, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transaction—Our Relationship with Xiaomi—Strategic Cooperation Agreement.”

In addition, pursuant to our business cooperation agreement with Xiaomi, we and Xiaomi shall jointly set the retail price of Xiaomi Wearable Products (including the Mi Band Series). Because we cannot unilaterally determine the retail price of Xiaomi Wearable Products, particularly future Xiaomi Wearable Products, we cannot assure you that we will be able to continue to introduce Xiaomi Wearable Products with retail price levels that can sustain or improve our gross or net profit margins. Furthermore, marketing considerations on the part of Xiaomi and other factors beyond our control may also cause Xiaomi Wearable Products to be priced at relatively low levels that may negatively affect the gross and net profit margins of Xiaomi Wearable Products, as a result of which our business and operation results may be materially and adversely affected.

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

If we fail to successfully and timely develop and commercialize new products, services and technologies, our operating results may be materially and adversely affected.

Historically, sales of smart bands and watches contributed a significant majority of our revenues and our growth has been influenced by our product launches and product cycle. In particular, sales of our smart band products and watches (including Xiaomi- and Amazfit-branded products) contributed 85.8%, 86.6% and 90.7% of our total revenues in the years ended December 31, 2016, 2017 and 2018, respectively. Our future growth depends on whether we can continually develop and introduce new generations of our existing product lines and new forms of smart wearable technology with enhanced functionalities and value-added services in a timely manner. This is particularly important in the current industry landscape where technology and consumer preference evolve constantly and rapidly, which may cause our existing products to reach the end of their lifecycles prematurely and require us to introduce new products with enhanced functionalities to sustain our growth. Our capability to roll out new or enhanced products and services in turn depend on a number of factors, including timely and successful research and development efforts by us as well as our suppliers to bring cutting-edge technologies to the market, quality control of service provision and product manufacturing and the effectiveness of our distribution channels. Pursuant to our strategic cooperation agreement with Xiaomi, we are also required to consult Xiaomi regarding the product launch timetable for Xiaomi Wearable Products. If we are unable to commercialize appealing new products, functionalities, services or innovative technologies leveraging our data in a timely manner and introduce them to consumers at attractive price points compared to our existing products and competing products, or our new products, services or technologies are not accepted or adopted by consumers, our competitors may increase their market share, which could adversely impact our operating results. In addition, the research and development of new or enhanced products and services can be complex and costly. Given the complexity, we could experience delays in completing the development and introduction of new and enhanced services and products in the future. Our research and development effort may not yield the benefits we expect to achieve at all after we dedicate our time and resources into it.

We are endeavoring to apply our products in more scenarios, and medical use is one area that we put in significant efforts. Some of our existing products monitor users’ cardiac cycle, which have significant potential for medical application. For example, a doctor may use our products to monitor the cardiac cycle of his or her patients. In such applications, our products may be deemed as medical devices, and we may be required to obtain the relevant medical device registration certificate. In addition, we may be required to obtain the relevant medical device registration certificates for our existing products if any new rules or regulations promulgated by relevant governmental authorities classify our existing products as medical devices. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Medical Device.” We have obtained the medical device registration certificate for our ECG health band products. The process of obtaining regulatory clearances or approvals to market a medical device for our other products, however, can be costly and time consuming. We may not be able to obtain these clearances or approvals on a timely basis, or at all, in order to extend our business into the medical use wearable device market. Moreover, even if we successfully obtain the required approvals for our products, given the complex and stringent nature of regulations on medical devices, failure to comply with applicable China Food and Drug Administration (CFDA) regulations will subject us to enforcement actions such as fines, civil penalties or recalls of products, which could harm our reputation and operating results.

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

If we are unable to anticipate and satisfy consumer preferences in a timely manner or if technological innovation renders existing smart wearable technology non-competitive or obsolete, our business may be materially and adversely affected.

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

Since September 2015, we have begun to use the brand, “Amazfit,” to sell our products that are not designed and manufactured for Xiaomi to address the middle to high-end market. Prior to that, all of our products were Xiaomi Wearable Products. We believe the strategy to establish and promote our own brand is crucial to our future success as it expands our addressable market and gives us more flexibility in terms of pricing, distribution and marketing compared to our cooperation with Xiaomi on Xiaomi Wearable Products. We have invested, and will need to continue to dedicate, significant time, efforts and resources to build our own brand recognition. Shipments of our self-branded products have increased from approximately 1.0 million units in 2017 to approximately 3.1 million units in 2018. For the years ended December 31, 2017 and 2018, revenues from our self-branded products and others segment, substantially all of which was from the sales of our self-branded products, were RMB434.4 million and RMB1,205.8 million (US$175.4 million), representing 21.2% and 33.1% of our total revenues, respectively. However, we cannot guarantee that the shipment of our self-branded products will continue to grow, or that our promotion efforts will ultimately be successful, as it involves numerous factors including the effectiveness of our marketing efforts, our ability to provide consistent, high quality products and services, and our consumers’ satisfaction with the technical support and software updates we provide.

In addition, negative publicity related to our brand, products, contract manufacturers, component suppliers, distributors, strategic partners and the celebrities we are associated with could damage and offset our effort to promote our own brands. For example, our company name in Chinese character, “华米,” has been preempted as a trademark by a company unaffiliated to us under certain trademark categories in China. This company currently manufactures and sells products and service lines similar to ours using this trademark. As a result, consumers may be confused and associate any quality issue on the products and services they provide with us, which will have an adverse impact on our brand image. In addition, although brand security initiatives are in place, we cannot guarantee that our efforts against the counterfeiting of our brands will be successful. If a third-party copies our products in a manner that projects lesser quality or carries a negative connotation, our brand image could be materially and adversely affected. Furthermore, our company name Huami and our brand Amazfit have been preempted as trademarks by third parties in a number of countries overseas, including Turkey (with respect to our company name), as well as Spain, Indonesia, the Philippines and Paraguay (with respect to Amazfit and related logos). While we are contesting the registration of these trademarks by such third parties in each of these countries, we cannot assure you that we will prevail in these proceedings.

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

All of the components and raw materials used to produce our products are sourced from third-party suppliers, and some of these components are sourced from a limited number of or a single supplier. Therefore, we are subject to risks of shortages or discontinuation in supply, long lead time, cost increases and quality control issues given the limited sources of suppliers. In addition, some of our suppliers may have more established relationships with our competitors, and as a result of such relationships, such suppliers may choose to limit or terminate their relationship with us or prioritize our competitors’ orders in the case of supply shortages. We have in the past experienced and may in the future experience component shortages. For example, we experienced component shortages and longer lead time for components such as PPG (photoplethysmography) sensors in 2018, due to higher than expected demand for Xiaomi Wearable Products and our smart watches product lines. In addition, as many of electronics component suppliers are concentrated in East and Southeast Asia, there have been industry-wide conditions, natural disasters and global events in the past that have caused material shortages for components, such as a shortage of flash memory in 2011 in aftermath of the tragic earthquake and tsunami in Japan. While component shortages have historically been immaterial, they could be material in the future.

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

To ensure adequate inventory supply for our products, we procure raw materials and components based on sales and production forecasts. The ability to accurately forecast demand for our products and services could be affected by many factors, including changes in customer demand for our products and services or our competitors’, sales promotions by us or our competitors, sales channel inventory levels, and unanticipated changes in general market and economic conditions. In addition, as we continue to introduce new products and services, we may also face challenges managing the production plan of our existing products, which may in turn affect the inventory management for our existing products. If we or Xiaomi fails to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. After we sell Xiaomi Wearable Products to Xiaomi, Xiaomi will only have limited right of return if the products have quality issues and will largely bear the inventory risks of such products. However, inventory levels in excess of end-customer demand may still ultimately result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which may cause our gross margin to suffer and could impair the strength of our brand. On the other hand, in the case we experience shortage of products, we may be unable to meet the demand for our products, and our business and operating results could be adversely affected. We expect that it will become more difficult to forecast demand as we introduce and develop a more diverse product portfolio and as market competition for similar products intensifies.

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

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and user information. However, our enterprise platform and information systems may be targets of attacks, such as viruses, malware or phishing attempts by cyber criminals or other wrongdoers seeking to steal our user data for financial gain or to harm our business operations or reputation. The loss, misuse or compromise of such information may result in costly investigations, remediation efforts and notification to affected users. If such content is accessed by unauthorized third parties or deleted inadvertently by us or third parties, our brand and reputation could be adversely affected. Cyber-attacks could also adversely affect our operating results, consume internal resources, and result in litigation or potential liability for us and otherwise harm our business. In addition, according to our cooperation agreement with Xiaomi, both Xiaomi and we have access and can collect and use user data of Xiaomi Wearable Products. Consequently, any leak or abuse of user data by Xiaomi may be perceived by consumers as a result of the compromise of our information security system. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal and administrative obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, could cause our users to lose trust in us and could expose us to legal claims.

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

We may fail to own or apply for key trademarks or patents on important products, services, technologies or designs in a timely fashion, or at all, both in China and overseas. For example, our company name in Chinese characters, “华米”, has been registered as a trademark by a company unaffiliated to us in certain trademark categories in China. As such, we currently cannot use the “华米” trademark in certain categories of products and our self-branded products are sold under the brand name of “Amazfit.” In addition, this company currently manufactures and sells products and service lines similar to ours under the “华米” trademark. As a result, consumers may be confused and associate any quality issue on the products and services they provide with us, which will have an adverse impact on our brand image. Furthermore, the “华米” trademark in several other trademark categories—which is contractually owned jointly by Xiaomi and us—is currently registered under the name of Xiaomi alone. Xiaomi is in the process of transferring its title to us pursuant to the relevant agreement. However, in the event that the transfer process is not completed as planned, we will not be able to use “华米” as a trademark in these additional categories as well. We have registered “Amazfit” as our trademarks in China in several categories and in the U.S., and we are in the process of registering it in additional categories or in combination with logo. There can be no assurance, however, that we will be able to register the trademark of “Amazfit” in all of the categories or formats as we desire. The pending applications for registration of “Amazfit” and related logos were initially unsuccessful, challenged or rejected in Spain, Indonesia, the Philippines, Paraguay, Pakistan, India, Mexico, Japan and Peru for reasons including but not limited to third parties having already registered similar marks in those countries. Furthermore, the pending applications for the registration of “Huami” were initially unsuccessful, challenged or rejected in Turkey, Mexico, Saudi Arabia, the European Union, India, Australia, Columbia, Japan and Peru. Accordingly, it may be possible, in those foreign countries where the status of various applications is pending, unclear, challenged or rejected, for a third-party owner of the national trademark registration for a similar mark to prohibit the manufacture, sale or exportation of our products in or from that country. Failure to register our trademarks or purchase or license the right to use our trademarks or logos in these countries could limit our ability to obtain supplies from, or manufacture in, less costly markets or penetrate new markets should our business plan include selling our products in those countries.

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

Our products have international versions that are manufactured for sales and distribution in overseas markets. The shipment volume of international versions of our products, as a percentage of our total shipment volume, increased from 12.8% in 2016 to 23.8% in 2017, and further to 44.2% in 2018. International expansion represents a large opportunity to further grow our business and enhance our competitive position, and is one of our core strategies.

We may enter into new geographic markets where we have limited or no experience in marketing, selling, and localizing and deploying our products. International expansion has required and will continue to require us to invest significant capital and other resources and our efforts may not be successful. International sales and operations may be subject to risks such as:

•	limited brand recognition (compared with our home market in China);
•	costs associated with establishing new distribution networks;
•	foreign consumers’ preferences and customs;
•	difficulties in staffing and managing foreign operations;
•	burdens of complying with a wide variety of local laws and regulations, including packaging and labeling;
•	adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;

•	political and economic instability;
•	trade restrictions, including sanction-related restrictions;
•	differing employment practices and laws and labor disruptions;
•	the imposition of government controls;
•	lesser degrees of intellectual property protection;
•	tariffs and customs duties and the classifications of our goods by applicable governmental bodies; and
•	a legal system subject to undue influence or corruption.

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

Contractual disputes over warranties of our products can arise in the ordinary course of our business. In extreme situations, we may be exposed to potential personal injury liabilities as a result of the misuse or quality defects of the products we sell. There can be no assurance that we will not experience material product liability losses in the future, or that we will be able to defend such claims at a contained level of cost. We currently do not have product liability insurance, and we cannot assure you that we would be able to obtain insurance coverage with sufficient coverage at an acceptable cost in the future. A successful claim brought against us in excess of our available insurance coverage may have a material adverse effect on our business. Although we had insignificant volume of product replacement or product return historically, the cost of product replacements or product returns may be substantial, and we could incur substantial costs in implementing modifications to fix the defects.

In addition, due to the nature of some of our smart wearable devices, some users have had in the past and may in the future experience skin irritations or other biocompatibility issues not uncommon with jewelry or other wearable products that stay in contact with skin for extended periods of time. There have been a limited number of reports from some users of certain of our devices experiencing skin irritations. This negative publicity could harm the sales of our products and also adversely affect our relationships with distributors and retailers that sell our products, including causing them to be reluctant to continue to sell our products. If large numbers of users experience these problems, we could be subject to enforcement actions or the imposition of significant monetary fines or other penalties by regulatory agencies, and face personal injury or class action litigation, any of which could have a material adverse impact on our business, financial condition and operating results.

We also rely on the accuracy of sensors and our algorithms to ensure that our products can offer high measurement accuracy. Additionally, usages of our products in different physical environments or by different types of users may require delicate modification of our sensors and algorithms. There is, however, no assurance that the functionality of sensors from our suppliers or our algorithms can progress as much and as quickly to meet the demand of our users. Although we have not received any significant claims of the inaccuracy of measurements by our products in the past, these claims may occur from time to time. Such claims may further prompt warranty claims, regulatory investigations and litigation. In that case, our brand may suffer from negative publicity, which may then result in loss of consumer confidence and reduction of sales in our products.

Furthermore, levels of warranty claims or estimated costs of warranty claims might materially affect our gross margins and operating results. Any failure to detect, prevent, or fix defects, or an increase in defects could result in a variety of consequences, including a greater number of returns and replacement of products than expected from Xiaomi or end users, and increases in warranty costs, regulatory proceedings and product recalls, which could harm our revenue and operating results. We currently offer a standard product warranty that the product will operate under normal use. For products that are sold to Xiaomi pursuant to our business cooperation agreement with Xiaomi, we offer an 18-month warranty which includes a six-month warranty to Xiaomi and an additional 12-month warranty to end-users. For products sold directly to end users, the warranty period is 12 months to end users. We generally elect to replace the defective products covered under the warranty. At the time revenue is recognized, an estimate of warranty costs in relation to the products sold is recorded as a component of cost of revenues. Therefore, the occurrence of real or perceived quality problems or material defects in our current and future products could expose us to warranty claims in excess of our current reserves. If we experience greater returns or replacement of defective products from Xiaomi or end users, or greater warranty claims, in excess of our reserves, our business, revenue, gross margin, and operating results could be harmed.

We cooperate with a wide range of strategic partners to enable diversified application scenarios, further enhance the performance of our products and expand our sales channels. If we fail to expand or maintain the pool of our strategic partners, the number of application scenarios, the performance of our products and our sales channels may not grow or develop as quickly, or at all, which may reduce the attractiveness of our products. Any underperformance or negative publicity of our strategic partners may also adversely affect our operating results.

It requires resources and contributions from a variety of market players to capitalize on the data and user base that we have accumulated so far. We have been actively seeking strategic cooperation opportunities on this front to create diverse application scenarios of our products. Furthermore, we have been pursuing collaborative relationships with leading wearable hardware companies with advanced know-how in order to develop increasingly sophisticated products, as well as partnership opportunities to expand our sales channels. We anticipate that we will continue to leverage strategic relationships with existing strategic partners to grow our business while pursuing new relationships with additional strategic partners. Pursuing, establishing and maintaining relationships with strategic partners require significant time and resources. If we fail to expand or maintain the pool of our partners, the growth of application scenarios, the development and performance of our products and the expansion of our sales channels may slow down or even wither, which in turn may affect the willingness of our users to purchase our products.

As in any cooperation relationship, the success of our initiatives to extend the application scenarios of and further drive the performance of our products, as well as our sales channels, together with our strategic partners involves many factors beyond our control. Additionally, there can be no assurances that our choices of strategic partners can always deliver satisfactory performance to our users, that our strategic partners would not replace us with any of our competitors, and that our current strategic partners would not leave the market. Further, as we associate ourselves with these strategic partners in providing services, any negative publicity on them may also have adverse impact on our own reputation.

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

We adopted a share incentive plan in 2015 and 2018, which we refer to as the 2015 Plan and the 2018 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under our two share incentive plans, we are authorized to grant options and other types of awards. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2015 Plan is 14,328,358 Class A ordinary shares. The maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2018 Plan is 9,559,607 ordinary shares. The number of shares reserved for future issuances under the 2018 Plan will be increased by (i) a number equal to 1.0% of the total number of outstanding shares, or (ii) such number of shares as may be determined by our board of directors, on the first day of each calendar year during the term of the 2018 Plan beginning in 2018. As of March 31, 2019, awards to purchase 13,808,028 Class A ordinary shares under the 2015 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of March 31, 2019, awards to purchase 7,160,025 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. Some of our outstanding awards set the completion of an initial public offering of our ordinary shares as a performance condition for vesting. As a result, a number of awards have become vested when we completed our initial public offering, and we recorded a significant share-based compensation expense on the completion date of our initial public offering. As of December 31, 2018, our unrecognized share-based compensation expenses amounted to RMB105.4 million (US$15.3 million).

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

Our business is subject to seasonal fluctuations, which may be caused by product launches and various promotional events hosted by our distributors. Our revenues have been higher in the fourth quarter each year primarily as a result of (i) holiday sales for Black Friday and Cyber Monday and during the lead-up to Christmas and (ii) promotional events organized by TMall and other e-commerce platforms. Accordingly, any shortfall in expected fourth quarter revenue would adversely affect our annual operating results.

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

Our MAU metric tracks the number of the accounts that have been logged into on our mobile apps during a given calendar month. Our number of registered users metric tracks the number of users who have completed the registration process on our mobile apps as of a specified date. They do not fully capture the frequency and duration that users engage with our devices as users may not sign in or stay logged in on our mobile apps when using our devices. The Mobile App MAU and the number of registered users metrics only represent the potential size or growth of our user community and are not necessarily indicators of the actual size and growth of our user community. In addition, most of the services provided on our mobile apps currently are offered to users for free once they have purchased our smart wearable devices. Therefore, our Mobile App MAU metric should not be relied upon as an indicator of the level of retention of individual users in the future, continual user engagement or the potential size and growth of our user community, all of which are indicators for other potential revenue opportunities.

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

Acquisitions and investments may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, and adversely impact our business, financial condition, operating results, and cash flows. We may not accurately forecast the financial impact of an acquisition or investment transaction, including accounting charges. We would have to pay cash, incur debt, or issue equity securities to pay for any such acquisition and investment, each of which may affect our financial condition or the value of our capital stock and could result in dilution to our shareholders. We had RMB259.4 million (US$37.7 million) of short-term and long-term investments as of December 31, 2018.

Furthermore, our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in the occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. Most of our investee companies are in their early stages and may not be able to achieve profitability or generate positive operating cash flows in the near future. A partial or complete loss of our investments in these investee companies is possible.

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

In addition, the global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the possibility of a trade war between the United States and China. In addition, the U.K. held a referendum on June 23, 2016 on its membership in the E.U., in which a majority of voters in the U.K. voted to exit the E.U. (commonly referred to as “Brexit”). The U.K.’s departure schedule from the E.U. remains uncertain. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

We are subject to governmental economic sanctions laws that could subject us to liability and impair our ability to compete in international markets.

Exports of our products must be made in compliance with various economic and trade sanctions laws in different jurisdictions. For example, U.S. economic sanctions prohibit the provision of products and services to countries, governments, and persons targeted by U.S. sanctions. Even though we take precautions to prevent our products from being provided to the targets of U.S. sanctions, our products, including our firmware updates, could be provided to those targets through independent distributors despite such precautions. Any such provision could have negative consequences, including government investigations, penalties and reputational harm. We could be subject to future enforcement action with respect to compliance with governmental economic sanctions laws, which could result in penalties and costs and consequentially have a material effect on our business and operating results.

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

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and user information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold by using our products and mobile apps. Such individuals or entities obtaining our users’ confidential or private information may further engage in various other illegal activities using such information. Any negative publicity on the safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations.

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms are under increased public scrutiny. As smart wearable and AI technologies continue to evolve, we believe that increased regulation by the PRC government of data privacy on the internet is likely. We may become subject to new laws and regulations applying to the collection, processing or use of personal or user information that could affect how we store, process and share data with our users and partners. For example, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration jointly issued the Standard of Information Security Technology—Personal Information Security Specification, which has come into effect in May 2018. Pursuant to this new standard, personal data controllers, i.e., entities or persons who are authorized to determine the purposes and methods for using and processing personal information, should collect information in accordance with the principles of legality and minimization and should also obtain a consent from the information provider. In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the United States, Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. In addition, in the United States, the Health Insurance Portability and Accountability Act, or HIPAA, governs the privacy and security of health information and require that covered entities, including most health care providers, implement administrative, physical, and technical safeguards to protect the security of individually identifiable health information that is maintained or transmitted electronically. Violations of the HIPAA privacy and security regulations could result in significant civil and criminal penalties. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.

We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and the misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, damage our reputation and credibility and could have a negative impact on revenues and profits.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of our business in general, which may reduce the number of orders we receive.

Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.

Some of the technologies we use incorporate open source software, and we may incorporate open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our products and services that incorporate the open source software for no cost, that we make publicly available the source code for any modifications we made or derivative works we created based upon, incorporating, or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. Additionally, if a third-party software provider has incorporated open source software into the software that we license from such provider, we could be required to disclose or provide at no cost any of our source code that incorporates or is a modification of such licensed software. If the author or other third party distributor of the open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages and enjoined from the sale of our products and services that contained the open source software. Any of the foregoing could disrupt the distribution and sale of our products and services and harm our business.

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

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. In addition, once we cease to be an “emerging growth company,” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting.

In the course of auditing our consolidated financial statements for the fiscal year ended December 31, 2017, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies, in accordance with the standards established by the PCAOB. As defined in the U.S. Public Company Accounting Oversight Board Auditing Standard, a “material weakness” is a deficiency, or a combination of deficiencies, in internal cover over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (i) our lack of accounting personnel with appropriate knowledge of U.S. GAAP and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. We have taken actions to remediate those material weaknesses in 2018, including hiring personnel with appropriate knowledge of U.S. GAAP and completing a comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

We and our independent registered public accounting firm, in the course of auditing our consolidated financial statements for the year ended December 31, 2018, identified one material weakness. The material weakness identified related to lack of adequate supervisory review over the appropriate accounting treatment of complex transactions (including some of our equity transactions consummated prior to the initial public offering of our ADSs that were treated as a deemed dividend) to ensure that such transactions were in compliance with U.S. GAAP. This identified material weakness impacted our interim reporting during 2018 and could affect our ability to accurately and timely report our financial results in accordance with U.S. GAAP and detect or prevent material misstatements of our annual or interim financial statements on a timely basis prospectively. As a result of the identification of this material weakness, we have been taking measures to remedy this control deficiency. However, we can give no assurance that the implementation of these measures will be sufficient to eliminate this material weakness or any other material weakness or significant deficiency in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the ADSs.

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

If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Shutdowns of the U.S. federal government could materially impair our business and financial condition.

Development of our product candidates and/or regulatory approval may be delayed for reasons beyond our control. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the Securities and Exchange Commission, or SEC, have had to furlough critical SEC and other government employees and stop critical activities. In our operations as a public company, future government shutdowns could impact our ability to access the public markets, such as through delaying the declaration of effectiveness of registration statements, and obtain necessary capital in order to properly capitalize and continue our operations.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including imposing several rounds of tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry and customers. While cross-border business between China and the U.S. may not be an area of our focus, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

Recent disruptions in the financial markets and economic conditions could affect our ability to raise capital.

In recent years, the United States and global economies suffered dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. The United States and certain foreign governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If the actions taken by these governments are not successful, the return of adverse economic conditions may cause a significant adverse impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

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

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

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

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law or the FIL, which will take effect on January 1, 2020,and replace the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Existing FIE Laws, together with their implementation rules and ancillary regulations. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Investment.”

As it is newly adopted, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements, the promulgation schedule of both the “negative list” under the FIL and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. The FIL does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises, but it has a catch-all provision under the definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or rules of the State Council, so there is still a possibility for future laws, administrative regulations or provisions of the State Council to stipulate contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business, any of which may have a material adverse effect on our business operation. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors and foreign-invested enterprises will be subject to legal liabilities if they fail to report investment information in accordance with the FIL. In addition, the FIL provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

We conduct our business primarily through our PRC subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

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

In addition, the interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments and activities of our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the requisite approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably.  While appreciating approximately by 7% against the U.S. dollar in 2017, the RMB in 2018 depreciated approximately by 5% against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into a foreign currency.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into a foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

Auditors of companies whose shares are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, or the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors of our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against these Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet the specified criteria during a period of four years starting from the settlement date, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Additional remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of additional proceedings against a firm, or in extreme cases the resumption of the current proceeding against all four firms. In addition, pursuant to the terms of the settlement, the underlying proceeding against these Chinese accounting firms had been deemed dismissed with prejudice on February 6, 2019. We cannot predict if the SEC will further challenge these Chinese accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers, or if such challenge will result in the SEC imposing penalties, such as suspensions, on these Chinese accounting firms. If the SEC pursues further challenges against these Chinese accounting firms, we may not be able to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

Risks Related to Our ADSs

The trading price of our ADSs has fluctuated and is likely to be volatile, which could result in substantial losses to investors.

Since we first listed our ADSs on the New York Stock Exchange, or NYSE, on February 8, 2018, the trading prices of our ADSs have been and may continue to be subject to wide fluctuations. In 2018, the trading prices of our ADSs on NYSE have ranged from US$8.43 to US$15.09 per ADS.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	regulatory developments affecting us or our industry, customers or suppliers;
•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
•	changes in the economic performance or market valuations of other smart wearables companies;
•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
•	changes in financial estimates by securities research analysts;
•	conditions in the online retail market;
•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
•	additions to or departures of our senior management;
•	fluctuations of exchange rates between the RMB and the U.S. dollar;
•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs;
•	sales or perceived potential sales of additional ordinary shares or ADSs;
•	any actual or alleged illegal acts of our shareholders or management; and
•	proceedings instituted by the SEC against PRC-based accounting firms, including our independent registered public accounting firm.

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

As of March 31, 2019, holders of our Class B ordinary shares held an aggregate of 184,376,679 Class B ordinary shares, which represent 76.2% of the total outstanding shares and 97.0% of total voting power of our outstanding shares. Therefore, our Class B ordinary shareholders have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual class structure of our ordinary shares may adversely affect the trading market for our ADSs.

In 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs, each representing four of our Class A ordinary shares, in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

Our Memorandum and Articles contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our Memorandum and Articles contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Our directors, officers and principal shareholders collectively control a significant amount of our shares, and their interests may not align with the interests of our other shareholders.

As of March 31, 2019, our officers, directors and principal shareholders collectively held 97.3% of total voting power. This significant concentration of share ownership and voting power may adversely affect or reduce the trading price of our ADSs because investors often perceive a disadvantage in owning shares in a company with one or several controlling shareholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring shareholders’ approvals, including electing directors and approving mergers or other business combination transactions. These actions may be taken even if they are opposed by our other shareholders. This concentration of share ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

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

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result of our current status as an emerging growth company, our investors may not have access to certain information they may deem important.

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

Pursuant to Sections 303A.01, 303A.04, 303A.05 and 303A.07 of the New York Stock Exchange Listed Company Manual, a company listed on the New York Stock Exchange must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors, a compensation committee composed entirely of independent directors and an audit committee with a minimum of three members. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our income and assets (taking into account the market price of our ADSs), we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

On February 8, 2018, our ADSs commenced trading on the NYSE under the symbol “HMI.” Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we raised from our initial public offering approximately US$103.9 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

Our principal executive offices are located at Building H8, No. 2800, Chuangxin Road, Hefei, 230088, People’s Republic of China. Our telephone number at this address is +86 551-65837200. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B.	Business Overview

We are a biometric and activity data-driven company with significant expertise in smart wearable technology and one of the leading companies in the smart wearables market globally. We shipped 27.5 million units of smart wearable devices in 2018, and we had shipped 79.3 million units between our inception and December 31, 2018. Leveraging our vast biometric database, we collaborate with partners across many verticals such as sports and social network, mobile payment and health and related industries. It is our mission to enable everyone to access and enjoy better sports and health services through the power of technology.

Our Smart Devices

Our smart devices mainly include smart bands, smart watches and smart scales. We have been the sole partner of Xiaomi to design and manufacture Xiaomi Wearable Products. Since September 2015, we have begun to use the brand, “Amazfit,” to sell our products that are not designed and manufactured for Xiaomi to address the middle to high-end market. We obtained the China State Food and Drugs Administration Class II medical device approval for our ECG health band products in April 2018.

Smart Bands

Mi Band Series

Mi Band series is our smart band series that is designed and manufactured for Xiaomi.

We introduced the first generation model in July 2014, Mi Band 1. Mi Band 1 had three versions, Mi Band 1. Mi Band 1A and Mi Band 1S.

In June 2016. we introduced Mi Band 2, featuring all-new design, OLED display, touch button and improved pedometer algorithms. Mi Band 2 tracks time, steps, heart rate, and sleep duration and quality and sends an idle alert with a gentle buzz to users when they have been sitting still for too long. It also synchronizes with our “M Fit” mobile app to allow users to monitor their running speed and heart rate in real time and to evaluate their sleep quality. In addition, it features vibrating alerts for incoming calls, texts and alarms and allows users to instantly unlock their Xiaomi-branded smartphones by lifting their wrists and moving Mi Band close to smartphones. Mi Band 2 generally has 20 days or more of battery life.

In May 2018, we introduced Mi Band 3, the third generation in our flagship smart band product line. Mi Band 3 offers significantly more advanced health-related and sports-related tracking functionalities than earlier versions, including better heart rate monitoring and additional screen access for messaging and real-time data feeds. Other new features include weather forecast, timer and more text displays, enabling us to further broaden user scenarios. The new design has no physical buttons and features a full-touch, high resolution curved display on a larger 0.78-inch OLED panel (with a resolution of 128*80) with a battery life of up to 20 days and water resistance up to 50 meters. Users can operate the smart band through directional swiping and gesture-based controls.

In September 2018, we launched the upgraded version of Mi Band 3 with Near Field Communication, or NFC, technology. The NFC feature gives users one-touch payment capabilities for public transportation services in more than 160 cities throughout China (including Beijing, Shenzhen and Guangzhou). In addition, the NFC version Mi Band 3 allows users to use their smart band as a virtual access card to their home, office or other identified locations.

Amazfit Equator

Amazfit Equator is the slimmest, most lightweight activity tracker of our smart band product line. First introduced in September 2015, its innovative features include a full ceramic body and wireless charging technology. It can also communicate and control home appliances that support our product control protocols, including lights and air conditioners. based on users’ body temperature. Amazfit Equator has an enhanced luxury version, Amazfit Moonbeam, which was introduced along with Amazfit Equator in September 2015. Amazfit Moonbeam is a stylish activity tracker that is designed to serve both function and fashion. It comes with a premium leather band and rose gold plated metal case and is available in two colors. It has the same functions as Amazfit Equator.

Amazfit Cor Series

Amazfit Cor is an activity tracker that features minimalist design, large color screen and enhanced water-resistant capability. It was first introduced in September 2017, with its second generation Amazfit Cor 2 launched in January 2019. Users can switch among four activity modes, including outdoor/indoor running, biking and walking, to enable Amazfit Cor to display different key metrics associated with each activity. Amazfit Cor 2 is available in four colors. Amazfit Cor 2 outpaced its predecessor with improved battery life. Furthermore, Amazfit Cor 2 comes equipped with NFC connectivity that supports contactless payment, a feature not available in the original Amazfit Cor.

Amazfit Health Bands

Amazfit Health Band is what we believe to be one of the first smart band trackers in the market equipped with ECG sensors that have the capabilities to accurately capture heart rate variability and ECG. enabling users to monitor their heart conditions on a real-time basis. It was first introduced in April 2017. Based on ECG captured on Amazfit Health Band, we can then utilize our proprietary big data technology to analyze users’ heart conditions and notify users who are at heightened risks of cardiovascular diseases through our mobile apps. Similar to our other smart band products, Amazfit Health Band also tracks activity data, including steps, distance traveled, calories burned and sleep duration and quality, and allows users to set vibrating alerts for incoming calls, app notifications and alarms.

We launched a new Amazfit Health Band 1S in September 2018. Utilizing an embedded AI algorithm, the Amazfit Health Band 1S serves as a convenient extension of established heart health monitoring techniques and offers a battery life of up to seven days. For the first time, the new band features self-developed optical modules that provide highly accurate photoplethysmography (PPG) and deliver continuous, real-time heart rate and heart rhythm monitoring.  The Amazfit Health Band 1S is capable of screening the user’s heart rhythm in the background and sending an alert if an arrhythmia including atrial fibrillation is detected. Once an arrhythmia is detected, the user is instructed to put a finger on top of the band to start a 30 to 120 second ECG recording process to capture detailed heart health data in real time. The recorded heart-related data is uploaded to the cloud and users can access medical consultation services for this data via 24 x 7 online and phone channels. This service is provided free of charge to registered Amazfit Health Band 1S users for the first 6 months of purchase, subject to certain conditions and restrictions. After the free-trial period, users can continue to enjoy such service by subscribing to our paid monthly package or paying for each medical consultation as needed.

Amazfit Wearable Dynamic ECG Recorder

In December 2018, we introduced our first China State Food and Drug Administration-certified health band with medical-grade ECG power and a wearable dynamic ECG recorder. Wearable dynamic ECG recorder optimizes the process of ECG measurement and recording. In the case of discomfort, the measurement can be started by pressing the touch button of the ECG recorder with one key. User are able to measure, record, monitor and view real-time non-prescription ECG after wearing dynamic ECG recorder connected to our “Amazfit” mobile app. The device can be attached to the designated position of the chest by chest electrodes. The ECG data recorded can provide reference for the next examination.

Smart Watches

Amazfit Pace

Amazfit Pace is a GPS-enabled sports smart watch. It holds five days of battery life and tracks key data, including pace, cadence, distance, elevation, time and heart rate as well as other data. It was first introduced in August 2016. Users can choose from a wide range of activity and sport modes based on their activities, including outdoor/indoor running, trail running, walking, outdoor/indoor biking and elliptical. Amazfit Pace provides music storage for up to 500 soundtracks and is equipped with Bluetooth chipsets so that users can enjoy their favorite music phone-free while running. It comes with guided training plans that cater to different runner levels such as beginner, 5K, 10K and marathon runners. Users can customize the watch face by uploading their personal photos, and can receive calls, texts, emails and app notifications via the always-on display. Amazfit Pace also supports mobile payment through Alipay and Xiaomi’s voice-activated smart home devices.

Amazfit BIP

Amazfit BIP is a lightweight GPS-enabled sports smart watch, first introduced in July 2017. It holds 45 days of battery life and provides four different activity modes, including walking, outdoor/indoor running and biking and tracks pace, distance, elevation, heart rate and other data. Similar to our other products, it sends vibrating alerts for incoming calls, texts, emails and app notifications.

Amazfit Stratos

Amazfit Stratos was introduced in December 2017. It is water-resistant up to 50 meters, which is perfect for swimmers who want to track their activity data under water. It provides 11 activity and sports modes, covering everyday activities and exercises as well as competitive sports such as triathlon and cross-country running. In addition to the key metrics such as pace, cadence and distance, Amazfit Stratos also provides performance indicators such as maximum oxygen uptake (V02 max), training load, training effect and recovery time. Amazfit Stratos also supports mobile payment through Alipay. Amazfit Stratos has an enhanced luxury version, Amazfit Stratos Plus.

Amazfit Verge

Amazfit Verge is the newest model of our smart watch line, first introduced in September 2018. Amazfit Verge offers many new and improved features to enrich the user experience including a 1.2G dual core processor, running Huami Watch OS (WOS) based on the Android infrastructure with remarkable extensibility that allows operation of third-party Apps. Amazfit Verge also comes with a 1.3-inch full color AMOLED round screen as well as optimized power consumption that provides an industry-leading five days of battery life on a single charge. Amazfit Verge is capable of making and receiving phone calls directly via blue-tooth connected mobile phones and displaying real time messages, including WeChat and incoming phone call alerts, all of which allow users to more conveniently stay connected with their friends, family and business associates. Xiaomi’s intelligent voice assistant (Xiao AI) is built into Amazfit Verge, allowing users to interact with Xiaomi’s ecosystem IoT home devices, such as controlling Xiaomi TV, Mi Robot Vacuum, Xiaomi Air Purifier and others by voice control or simple screen touch, as well as getting more information from the IoT devices (fire alert, security alert and others). Furthermore, digital wallet functionality in conjunction with Union Pay and Alipay, combined with integrated one-touch public transportation payment in over 160 cities in China, helps users to capture the convenience of full digital transactions (through NFC and QR codes). Amazfit Verge can be also used as entrance access device utilizing NFC technology. In addition, Amazfit Verge comes with enriched sports functionality, including advanced route tracking driven by GPS +GLONASS system that supports 11 sport modes. Full-day heart rate recording makes Amazfit Verge a valuable training and performance-tracking tool. Moreover, the new self-developed heart rate sensor and powerful algorithms deliver enhanced heart rate monitoring accuracy as well as reduced power consumption.

Smart Scales

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

Others

We also offer a wide range of accessories including bands, watch straps, sportswear, etc. Several of our products have been recognized by numerous industrial design awards, including iF Product Design Award, Red Dot Product Design Award and China Red Star Design Award.

Products in Development

We continue to focus on new product development to address evolving user preferences and enhance our market-leading positions. In general, we launch a new version of our existing smart bands and watches every 12-24 months, in addition to new products and services that we introduce from time to time.

Our Mobile Apps

We mainly offer two mobile apps: our “Mi Fit” mobile app and our “Amazfit” mobile app. Both of our mobile apps sync automatically with and display real-time data from our devices. They use charts and graphs to display analysis of the activity and biometric data collected from users. Our “Mi Fit” mobile app is designed with a focus on sports and fitness functions while our “Amazfit” mobile app emphasizes functions relating to health and medical care.

We launched “Mi Fit” mobile app in July 2014 and “Amazfit” mobile app in November 2015. The number of registered users of our mobile apps increased from 31.5 million as of December 31, 2016 to 56.1 million as of December 31, 2017 and further to 93.1 million as of December 31, 2018. Since our inception in 2013, we have amassed a large user base. As of March 31, 2019, we had 21.5 million Mobile App MAUs.

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

Data Technology

Our strong data technology is vital in enhancing the performance of our products and in further expanding their applications, as well as in enhancing our various data-enabled services.

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

Big Data Technology

The real-time iteration of our big data model is enabled by our big data infrastructure and algorithms. Our data platform can extract multi-dimensional features from multi-source data in a highly efficient and secure way to support modeling. We use a scalable and flexible database to support the storage and calculation of data points. We currently utilize our big data technology in the following areas:

•	optimize the algorithms that count the number of steps taken by eliminating the effect of certain patterns of the hand movements that are not associated with walking;
•	fine-tune our algorithms for tracking sleep duration and quality and then make personalized adjustment based on users’ sleep patterns;
•	enhance the performance of our built-in GPS, enabling our products to draw users’ running tracks more accurately and more quickly;
•	develop insights into massive market and consumer data, empowering a more streamlined and efficient product design process;
•	perform statistical analysis to identify certain characteristics that are associated with heart diseases and sleep patterns and make related recommendations to our users;
•	perform statistical analysis to identify certain characteristics that are associated with users’ health and make related recommendations of training courses to our users; and
•	develop the capability to perform more granular analysis on the data we collect from our users and to allow our products to recognize types of activities and sports.

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

We also partner with several leading social networks in China, including WeChat and Weibo. With the consent of our users, we allow them to import certain activity data collected by us to their platforms so that our users can utilize certain interactive functions offered on these social networks. In addition, our users can also import their data to third-party apps such as Apple Health Kit and Google Fit to obtain the data analytic services provided by them. Users can revoke their consent to share data with third parties at any time using their “Mi Fit” or “Amazfit” account settings or the account settings on such third parties’ platforms. If users choose to share their data with a third party, the data is governed by the privacy policy of the third party. We do not distribute or sell our users’ personal data to other companies for advertising or other purposes without users’ permission.

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

As of December 31, 2018, our total research and development staff consisted of 428 employees. Our global research and development team supports the design and development of our new products. Our research and development team is comprised of electrical engineers, mechanical engineers, computer scientists and mobile app developers. The team is further divided into four sub-groups, including algorithms and AI, software engineering, hardware engineering and third-party service integration.

Algorithms and AI

Our algorithms and AI team is responsible for developing and refining our proprietary, artificial intelligence-based, computational algorithms, and leveraging the latest technology in artificial intelligence for applications in our products and services. Our algorithms and AI lab incorporate open source software with our robust proprietary software to form an enterprise-grade platform to deliver an integrated suite of capabilities for data management, machine learning and advanced analytics. This platform enables us to use vast amount of data from users to better serve and create value for our users and design innovative products and services. Our algorithms and AI team has developed a vibrant ecosystem around our platform, and has been building a growing range of applications on our platform, including the following:

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

•

Sports and fitness. We are developing algorithms to synthesize a wide variety of users’ daily activity data to understand users’ daily routines and habits and build our recommendation model accordingly through machine learning. Once the recommendation model is set up, we will be able to provide users with recommendations, such as exercise duration and intensity, running posture and foot posture, etc. We can also make personalized activity recommendations to help users achieve their fitness goals, such as weight loss.

•

Biometric ID. ECG is just as unique to an individual as fingerprints. We have developed ECG recognition algorithms to recognize the unique cardiac rhythms of users, which can be utilized as a biometric ID to authenticate user’s identity. Currently we are exploring new scenarios where this feature can be applied, such as account login and user identification.

Huangshan-1

In September 2018, we introduced the world’s first AI-powered wearable chipset, Huangshan-1. Leveraging the world’s first RISC-V open source instruction set wearable processor, Huangshan-1 features four core artificial intelligence engines — cardiac biometrics engine, ECG, ECG Pro, and Hearth Rhythm Abnormality Monitoring Engine.

Huangshan-1 operates alongside an always-on (AON) module designed to transfer sensor data to internal static RAM without waking the primary processor, with dedicated accelerators for neural network workloads. Huangshan-1 also supports real-time movement tracking, real-time biometric identification, real-time warning, among a huge array of functions and can scan the heart rate patterns of users through cloud-based AI, helping to monitor the user’s heart rate carefully, check for any unusual patterns and update users’ health statistics even when the users are not online. With lightning performance and minimal power consumption, we believe Huangshan-1 will be an ideal chipset for the smart wearables technology.

Although we expect to continue to make significant investments for the design and manufacture of our products, we believe the self-developed Huangshan-1 will help us to reduce reliance on our existing chipset suppliers, over which we have limited control, and decrease the costs for designing and manufacturing. We plan to apply Huangshan-1 to our Amazfit-branded products beginning in 2019.

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

Strategic Collaborations

Collaboration with PAI Health

In June 2018, we began to collaborate with PAI Health, a heart health software company, to deliver health risk assessment services for the insurance industry. This collaboration aims to integrate our high quality smart wearable devices and digital experiences with PAI Health’s unique algorithms for providing a personalized guide for optimal levels of physical activity. PAI Health offers insurers a scientifically validated approach to assess and monitor some of the health risks typically associated with an inactive lifestyle, a growing global health problem. The services we intend to deliver together to insurers include customer acquisition and engagement tools which improve health and reduce costs.

Strategic Collaboration with Timex

In November 2018, we began to collaborate with Timex Group, a global leader in watchmaking for more than 160 years. We and Timex will explore opportunities to develop new products and increase global presence in the smart wearables marketplace, pairing Timex’s longstanding expertise as watchmakers with our artificial intelligence technology, App design and manufacturing capabilities, to develop a new generation of smart watches that deliver on performance, style, craftsmanship and price. In addition, Timex and we will explore and develop value-added services, including e-payment, weight management, sports, fitness, and health care related services for users by leveraging our cloud service platform and AI technology and Timex’s vertical integration capabilities in watchmaking.

Strategic Collaboration with McLaren Applied Technologies

In January 2019, we entered into a strategic collaboration arrangement with McLaren Applied Technologies, a global leader in high-performance design and technology solutions, to jointly develop co-branded intelligent, data-driven, customized performance optimization solutions and wearable technologies. We expect these co-developed, co-branded products to work seamlessly with mobile applications to provide users with a comprehensive view of their biometric and activity data, particularly in relation to health and wellness-based activities and competitive e-sports, a market segment with growing popularity. The collaboration will also explore the application of metrics-driven wearables that contribute to the optimization of human performance in the field of racing, such as body sensors and AI technology.

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

Our self-branded products are sold via both online and offline channels. In terms of online platforms, we operate storefront on e-commerce platforms including Xiaomi, JD.com and TMall in addition to directly selling to certain of these e-commerce platforms who subsequently distribute to end users. For our offline network, we work with both well-established distributors to create points of purchase at their retail stores. In addition, our products have international versions that are manufactured for sales and distribution in overseas markets. The international versions of our products are first sold to our domestic distributors, who subsequently distribute to international distributors. We leverage Xiaomi’s strong sales and distribution channel in China and globally to distribute our self-branded products.

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

As of March 31, 2019, we had obtained 223 patents and had submitted 284 additional patent applications. Our issued PRC patents will expire between 2024 and 2036 and our issued foreign patents will expire between 2020 and 2043. As of March 31, 2019, we had registered 538 trademarks and had submitted 399 additional trademark applications. Our registered PRC trademarks will expire between 2023 and 2029 but can be renewed. Our registered foreign trademarks will expire between 2021 and 2033 but can be renewed. As of March 31, 2019, we had obtained 15 software copyrights.

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

We have also developed proprietary chipsets that are extremely power efficient. For example, Mi Band 3 can run up to 20 days under normal usage after a full charge. Additionally, this feature allows our products to sample more data from users more frequently, enabling them to even more accurately track the measures while at the same time ensuring stable data transmission.

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

Seasonality

Our business has historically been subject to seasonal fluctuations, which may be caused by product launches and various promotional events hosted by our distributors. Although we have historically experienced higher sales during the fourth quarter, primarily due to (i) holiday sales for Black Friday and Cyber Monday and during the lead-up to Christmas and (ii) the “Singles’ Day” online shopping festival organized by TMall, this pattern does not repeat itself every year. We typically experience our lowest sales volume in the first quarter of each year.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulation on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or NDRC, and together with Existing FIE Laws and their respective implementation rules and ancillary regulations. The Catalogue lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, on June 28, 2018 the MOFCOM and the NDRC jointly promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the 2018 Negative List, which became effective on July 28, 2018 to amend the Guidance Catalog and the previous negative list thereunder.

On March 15, 2019, the National People’s Congress promulgated the FIL, which will come into effect on January 1, 2020 and upon then the FIL will replace the Existing FIE Laws. The FIL embodies an expected regulatory trend in PRC to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The FIL, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The FIL provides that foreign-invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. However, it is unclear whether the “negative list” will differ from the 2018 Negative List. In addition, the FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

The FIL also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriate or requisition the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; foreign investors’ funds are allowed to be freely transferred out and into the territory of PRC, which run through the entire lifecycle from the entry to the exit of foreign investment; and providing an all-around and multi-angle system to guarantee fair competition of foreign-invested enterprises in the market economy. In addition, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the FIL provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the FIL, which means that foreign-invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

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

As of March 31, 2019, we had 140 patents granted and 175 patent applications pending in China, 83 patents granted and 109 patent applications pending outside China.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a ”first-to-file” principle with respect to trademark registration. As of March 31, 2019, we owned 440 registered trademarks in different applicable trademark categories and were in the process of applying to register 129 trademarks in China, 98 registered trademarks in different applicable trademark categories and were in the process of applying to register 270 trademarks outside China.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB3.0 million.

Software Copyright Law

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. As of March 31, 2019, we have registered 15 computer software copyrights in China.

Regulation on Domain Name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MIIT, effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate an arbitration procedure. As of March 31, 2019, we have registered 71 domain names.

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

Currently, Anhui Huami Healthcare Co., Ltd., a subsidiary of Anhui Huami, has engaged in the development of an ECG sensors-enabled smart band, which will be deemed as Class II medical devices for monitoring ECGs. We have completed the record-filing for operating Class II medical devices. We have also obtained the medical device production license and the CFDA Class II medical devices certification for such ECG sensors-enabled smart band.

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

Regulation on Employment

The Labor Law of the PRC, effective on January 1, 1995 and subsequently amended on August 27, 2009 and December 29, 2018, the PRC Employment Contract Law, effective on January 1, 2008 and subsequently amended on December 28, 2012 and the Implementing Regulations of the Employment Contract Law, effective on September 18, 2008, provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

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

Regulation on Tax

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, which was promulgated on March 16, 2007 and took effect on January 1, 2008, and further amended on February 24, 2017 and December 29, 2018, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

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

On April 4, 2018, the MOF and the SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which, (i) for VAT taxable sales or importation of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be adjusted to 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede any previously existing provisions in case of inconsistency.

On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform, or Announcement 39, to further lower value-added tax rates. According to the Announcement 39, (i) for general VAT payers’ sales activities or imports that are subject to an existing VAT rate of 16% or 10%, the VAT rate is adjusted to 13% or 9%, respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to an existing VAT rate of 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to an existing VAT rate of 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to an existing VAT rate of 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%. The Announcement 39 came into effect on April 1, 2019 and will prevail in case of any conflict with existing provisions.

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

Regulation on Dividend Distributions

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Company Law of the PRC (1993), as amended in 1999, 2004, 2005, 2013 and 2018;
•	Foreign Investment Enterprise Law of the PRC (1986), as amended in 2000 and 2016; and
•	Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended in 2001 and 2014.

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

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

Notes:

(1)

Messrs. Wang Huang, Yunfen Lu, Meihui Fan, Bin Fan, Yi Zhang and Xiaojun Zhang are beneficial owners of the shares of our company and hold 45.8%, 2.1%, 2.1%, 2.1% 2.1% and 1.4% equity interests in Beijing Huami, respectively. They are either directors or employees of our company. De Liu and Bin Yue, who are also our directors, hold 17.7% and 5.9% equity interests in Beijing Huami, respectively. The remaining 20.7% equity interests in Beijing Huami are held by Liping Cao and Lhassa Multi-Industry Investment Management Co. Ltd., each of whom is an employee or affiliate of our shareholders.

(2)

Messrs. Wang Huang and Yunfen Lu are beneficial owners of the shares of our company and hold 54.9% and 0.3% equity interests in Anhui Huami, respectively. They are also directors of our company. De Liu and Bin Yue, who are also our directors, hold 17.9% and 6.0% equity interests in Anhui Huami, respectively. The remaining 20.9% equity interests in Anhui Huami are held by Liping Cao and Lhassa Multi-Industry Investment Management Co. Ltd., each of whom is an employee or affiliate of our shareholders.

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

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

D.	Property, Plant and Equipment

Our headquarters are located in Hefei, where we own and lease the office building with an aggregate floor area of approximately 6,416 square meters. Our research and development facilities, including those for hardware engineering, structure design and mobile app development, and our management and operations facilities, including those for accounting, supply chain management, quality assurance and customer services, are located at our headquarters. We have sales and marketing, communication and business development personnel at our office in Beijing and supply chain management and factory management personnel at our office in Shenzhen. We also have research and development personnel who are responsible for biometric ID design and frontier technology at our office in Silicon Valley.

We currently lease and occupy approximately 3,546 square meters of office space in Beijing, approximately 3,036 square meters of office space in Shenzhen, approximately 182 square meters of office space in Xi’an, approximately 254 square meters of office space in Silicon Valley, approximately 338 square meters of office space in San Diego, and approximately 277 square meters of office space in Shanghai. These leases vary in duration from 1 year to 3 years.

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

Key Factors Affecting Our Results of Operations

Our research and development of innovative products and services

We have dedicated and will continue to dedicate significant research and development efforts in developing innovative products and services. For the years ended December 31, 2016, 2017 and 2018, research and development expenses accounted for 50.3%, 49.2% and 45.9% of our total operating expenses and 8.5%, 7.5% and 7.2% of our revenues, respectively. Our future success is significantly dependent on our ability to continually launch products and services that are popular among consumers, particularly relative to those offered by our competitors. The popularity of our products and services in turn affects users’ engagement on our platform, the data of which form a critical foundation of our research and development efforts.

Relationship with Xiaomi

We have been the sole partner of Xiaomi to design and manufacture Xiaomi Wearable Products. Our strategic cooperation agreement with Xiaomi grants us the most-preferred-partner status globally to develop future Xiaomi Wearable Products and provides us with significant business demand, allowing us to commercially launch our products and ramp up our business quickly. Xiaomi is our exclusive distribution channel for all Xiaomi Wearable Products. Historically, we derived a substantial majority of our revenues from the sales of Xiaomi Wearable Products. For the years ended December 31, 2016, 2017 and 2018, revenues from our Xiaomi Wearable Products segment represented 92.1%, 78.8% and 66.9% of our total revenues, respectively. In addition, we leverage Xiaomi’s established distribution network and global presence for the sales and promotion of our self-branded products and international expansion. Therefore, maintaining a close and mutually beneficial relationship with Xiaomi is critical to our operations and future growth.

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

International expansion also represents a significant opportunity to further grow our business. With our close collaboration with Xiaomi, we have leveraged and plan to continue to leverage Xiaomi’s global distribution network and fan base to expand into Xiaomi’s key target markets. At the same time, we are also building our own distribution network and promoting our own brand with a focus on North America, the European Union, Japan, Korea, India and Southeast Asia, which requires us to dedicate additional time and resources.

Seasonality

We have historically experienced higher sales in the fourth quarter, primarily due to (i) holiday sales for Black Friday and Cyber Monday and during the lead-up to Christmas and (ii) “Singles’ Day” online shopping festival organized by TMall. Given the significant seasonality of our sales, timely and effective forecasting and product introductions for the peak seasons are critical to our operations.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

We derive our revenues from two operating segments, (i) Xiaomi Wearable Products, and (ii) our self-branded products and others. The following table sets forth our revenues by segment and as a percentage of total revenues for the periods indicated:

	Years Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Xiaomi Wearable Products	1,434,136	92.1	1,614,512	78.8	2,439,534	354,816	66.9
Self-branded products and others(1)	122,340	7.9	434,384	21.2	1,205,801	175,376	33.1
Total revenues	1,556,476	100.0	2,048,896	100.0	3,645,335	530,192	100.0

Note:

(1)

The revenue for self-branded products and others includes sales to Xiaomi of RMB15.5 million, RMB163.4 million and RMB359.3 million (US$52.3 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

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

The following table sets forth our cost of revenues by segment and as a percentage of total cost of revenues for the periods indicated:

	Years Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Xiaomi Wearable Products	1,182,646	92.4	1,232,792	79.3	1,883,509	273,945	69.6
Self-branded products and others	97,678	7.6	321,402	20.7	822,376	119,610	30.4
Total cost of revenues	1,280,324	100.0	1,554,194	100.0	2,705,885	393,555	100.0

The following table sets forth the gross profit and gross margin by segment:

	Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Xiaomi Wearable Products	251,490	381,720	556,025	80,870
Self-branded products and others	24,662	112,982	383,425	55,767
Total gross profit	276,152	494,702	939,450	136,637
Xiaomi Wearable Products	17.5%	23.6%	22.8%
Self-branded products and others	20.2%	26.0%	31.8%
Overall gross margin	17.7%	24.1%	25.8%

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

	Years Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operating Data:
Revenues(1)	1,556,476	100.0	2,048,896	100.0	3,645,335	530,192	100.0
Cost of revenues(2)	1,280,324	82.3	1,554,194	75.9	2,705,885	393,555	74.2
Gross profit	276,152	17.7	494,702	24.1	939,450	136,637	25.8
Operating expenses:
Research and development expenses(3)	132,304	8.5	153,827	7.5	263,220	38,284	7.2
General and administrative expenses(3)	102,644	6.6	114,880	5.6	213,973	31,121	5.9
Selling and marketing expenses(3)	27,821	1.8	44,026	2.1	96,538	14,041	2.6
Total operating expenses	262,769	16.9	312,733	15.3	573,731	83,446	15.7
Operating (loss)/income	13,383	0.9	181,969	8.9	365,719	53,191	10.0
Realized gain from investments	—	—	2,373	0.1	261	38	0.0
Interest income	754	0.0	3,003	0.1	11,595	1,686	0.3
Gain from fair value change of long-term investments	—	—	—	—	7,860	1,143	0.2
Impairment loss from long-term investments	—	—	—	—	(7,590)	(1,104)	(0.2)
Other income	14,726	0.9	4,555	0.2	8,768	1,275	0.2
(Loss)/income before income tax	28,863	1.9	191,900	9.4	386,613	56,229	10.6
Income tax benefit/(expense)	(3,088)	(0.2)	(27,611)	(1.3)	(52,036)	(7,568)	(1.4)
(Loss)/income before loss from equity method investments	25,775	1.7	164,289	8.0	334,577	48,661	9.2
(Loss)/income from equity method investments	(1,829)	(0.1)	2,806	0.1	1,743	254	0.0
Net (loss)/income	23,946	1.5	167,095	8.2	336,320	48,915	9.2

Notes:

(1)

Includes RMB876.7 million, RMB1,449.9 million, RMB1,778.6 million and RMB2,817.0 million (US$409.7 million) with related parties for the years ended December 31, 2015, 2016, 2017 and 2018, respectively.

(2)

Includes RMB762.9 million, RMB1,198.3 million, RMB1,355.5 million and RMB2,141.1 million (US$311.4 million) with related parties for the years ended December 31, 2015, 2016, 2017 and 2018, respectively.

(3)

Share-based compensation expenses were included in operating expenses. Our share-based compensation expenses were the result of (i) our grants of options, restricted shares and restricted share units under our share incentive plans to our employees, and (ii) the share restriction agreements entered into among our founders and our preferred shareholders in relation to our private financing transactions in January 2014 and April 2015. For the years ended December 31, 2015, 2016, 2017 and 2018, we recorded share-based compensation expenses of RMB37.2 million, RMB50.8 million, RMB51.5 million and RMB55.3 million (US$8.0 million), respectively, in relation to the vesting of the restricted shares of our founders under the share restriction agreements.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our revenues increased by 77.9% from RMB2,048.9 million for the year ended December 31, 2017 to RMB3,645.3 million (US$530.2 million) for the year ended December 31, 2018, primarily due to an increase in shipment volume of both of our Xiaomi Wearable Products and self-branded products, in particular, the increase in shipment volume of our self-branded products from approximately 1.0 million in 2017 to approximately 3.1 million in 2018.

Xiaomi Wearable Products. Our Xiaomi Wearable Products segment revenues increased by 51.1% from RMB1,614.5 million for the year ended December 31, 2017 to RMB2,439.5 million (US$354.8 million) for the year ended December 31, 2018. The increase was primarily attributable to an increase in shipment volume of our Xiaomi Wearable Products from approximately 17.1 million in 2017 to approximately 24.4 million in 2018.

Self-branded products and others. Our self-branded products and others segment revenues increased by 177.6% from RMB434.4 million in 2017 to RMB1,205.8 million (US$175.4 million) in 2018. The increase was primarily attributable to an increase in shipment volume of our self-branded products from approximately 1.0 million in 2017 to approximately 3.1 million in 2018.

Cost of revenues

Our cost of revenues increased by 74.1% from RMB1,554.2 million for the year ended December 31, 2017 to RMB2,705.9 million (US$393.6 million) for the year ended December 31, 2018. The increase was in line with the rapid sales growth of our Xiaomi Wearable Products and self-branded products.

Xiaomi Wearable Products. Costs of revenues for our Xiaomi Wearable Products segment increased by 52.8% from RMB1,232.8 million for the year ended December 31, 2017 to RMB1,883.5 million (US$273.9 million) for the year ended December 31, 2018. The increase was in line with the sales growth of our Xiaomi Wearable Products.

Self-branded products and others. Cost of revenues for our self-branded products and others segment increased by 155.9% from RMB321.4 million  for the year ended December 31, 2017 to RMB822.4 million (US$119.6 million) for the year ended December 31, 2018. The increase was in line with the sales growth of our self-branded products.

Gross profit

Our gross profit increased by 89.9% from RMB494.7 million for the year ended December 31, 2017 to RMB939.5 million (US$136.6 million) for the year ended December 31, 2018.

Our gross margin increased from 24.1% to 25.8% for the same period, which was primarily attributable to improved economies of scale as a result of enhanced manufacturing experience, improved supply chain efficiencies and a change in the product mix. Gross margin for our self-branded products and others segment increased to 31.8% in 2018 from 26.0% in 2017. The increase of gross margin for our self-branded products and others segment was primarily attributable to the launch of new products resulting in greater economies of scale as the shipment volume of our self-branded products increased significantly in 2018. We expect the gross margin of the self-branded products and others segment to continue to increase as we further realize economies of scale and improve operating efficiency with the increase in sales volume of our self-branded products. However, such factors may have limited effect on gross margin once our self-branded products become more mature and the shipment volume reaches a certain level.

Research and development expenses

Research and development expenses increased by 71.1% from RMB153.8 million for the year ended December 31, 2017 to  RMB263.2 million (US$38.3 million) for the year ended December 31, 2018, primarily due to (i) an increase by RMB50.6 million in personnel-related costs in connection with hiring and retaining research and development staff; (ii) an increase by RMB 35.2 million in share-based compensation; (iii) an increase by RMB10.8 million in other expenses, including travel expenses and professional services; and (iv) an increase by RMB5.5 million in intellectual property protection-related expenses.

General and administrative expenses

General and administrative expenses increased by 86.3% from RMB114.9 million for the year ended December 31, 2017 to RMB214.0 million (US$31.1 million) for the year ended December 31, 2018, primarily due to (i) an increase by RMB48.6 million increase in personnel-related costs in connection with hiring and retaining administrative staff; (ii) an increase by RMB32.1 million in share-based compensation; (iii) an increase by RMB8.4 million in foreign exchange losses and (iv) an increase by RMB3.6 million in fees for professional services.

Selling and marketing expenses

Selling and marketing expenses increased by 119.3% from  RMB44.0 million for the year ended December 31, 2017 to  RMB96.5 million (US$14.0 million) for the year ended December 31, 2018, primarily due to (i) an increase by RMB21.0 million in personnel-related costs in connection with hiring and retaining selling and marketing staff; (ii) an increase by RMB20.2 million in advertisement expenses, including expenses for promoting our products on e-commerce platforms and (iii) an increase by RMB4.3 million share-based compensation.

Operating income

As a result of the factors set out above, we recorded an operating income of RMB365.7 million (US$53.2 million) for the year ended December 31, 2018, as compared to an operating income of RMB182.0 million for the year ended December 31, 2017.

Interest income

Interest income represents interest earned on bank deposits. We had interest income of RMB11.6 million (US$1.7 million) in 2018 and RMB3.0 million in 2017.

Other income

We had other income of RMB4.6 million in 2017 and RMB8.8 million (US$1.3 million) in 2018.

Income tax benefits/(expenses)

We recorded income tax expenses in the amount of RMB27.6 million in 2017 and RMB52.0 million in 2018. The increase in income tax expenses for the year ended December 31, 2018 was attributable to an increase in taxable income.

Net income

As a result of the foregoing, our net income increased by 101.3% from RMB167.1 million for the year ended December 31, 2017 to RMB336.3 million (US$48.9 million) for the year ended December 31, 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

Our revenues increased by 31.6% from RMB1,556.5 million for the year ended December 31, 2016 to RMB2,048.9 million for the year ended December 31, 2017, primarily due to an increase in the sales of both self-branded products and Xiaomi wearable products.

Xiaomi Wearable Products. Our Xiaomi Wearable Products segment revenues increased by 12.6% from RMB1,434.1 million in 2016 to RMB1,614.5 million in 2017. The increase was primarily attributable to an increase in average revenue per unit of Xiaomi Wearable Products by 16.1% from RMB81.6 in the year ended December 31, 2016 to RMB94.7 in the year ended December 31, 2017.

Self-branded products and others. Our self-branded products and others segment revenues increased from RMB122.3 million in 2016 to RMB434.4 million in 2017. The increase was primarily attributable to an increase in shipment volume of our self-branded products from approximately 253,000 in the year ended December 31, 2016 to approximately 1.0 million in the year ended December 31, 2017.

Cost of revenues

Our cost of revenues increased by 21.4% from RMB1,280.3 million for the year ended December 31, 2016 to RMB1,554.2 million for the year ended December 31, 2017.

Xiaomi Wearable Products. Costs of revenues for our Xiaomi Wearable Products segment increased by 4.2% from RMB1,182.6 million in 2016 to RMB1,232.8 million in 2017. This increase was primarily attributable to the shift in production focus from Mi Band 1 to Mi Band 2 during the year ended December 31, 2017 and the higher per unit cost of Mi Band 2 compared to Mi Band 1.

Self-branded products and others. Cost of revenues for our self-branded products and others segment increased from RMB97.7 million in 2016 to RMB321.4 million in 2017 which was in line with the increase of sales of our self-branded products.

Gross profit

Our gross profit increased by 79.1% from RMB276.2 million for the year ended December 31, 2016 to RMB494.7 million for the year ended December 31, 2017.

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

Research and development expenses

Research and development expenses increased by 16.3% from RMB132.3 million for the year ended December 31, 2016 to RMB153.8 million for the year ended December 31, 2017, primarily due to the RMB7.8 million increase in expenditures on application development as well as the RMB5.0 million increase in share-based compensation and personnel-related costs to retain the technology-related personnel. For the year ended December 31, 2017, research and development expenses, as a percentage of revenues, decreased to 7.5% from 8.5% for the year ended December 31, 2016.

General and administrative expenses

General and administrative expenses increased by 11.9% from RMB102.6 million for the year ended December 31, 2016 to RMB114.9 million for the year ended December 31, 2017. Share-based compensation is a large component of our general and administrative expenses. General and administrative expenses included share-based compensation expenses of RMB55.1 million for the year ended December 31, 2016, and RMB55.8 million for the year ended December 31, 2017. The increase in general and administrative expenses was primarily due to a RMB10.2 million increase in personnel-related costs, a RMB8.4 million increase in government fees and charges and a RMB3.5 million increase in professional service fees, partially offsetting by a RMB6.6 million decrease in foreign exchange losses as a result of operational transactions. For the year ended December 31, 2017, general and administrative expenses, as a percentage of revenues, decreased to 5.6% from 6.6% for the year ended December 31, 2016.

Selling and marketing expenses

Selling and marketing expenses increased by 58.2% from RMB27.8 million for the year ended December 31, 2016 to RMB44.0 million for the year ended December 31, 2017, primarily due to a RMB13.9 million increase in expenses to promote self-branded products through e-commerce platforms and a RMB5.1 million increase in personnel-related costs. For the year ended December 31, 2017, selling and marketing expenses, as a percentage of revenues, increased to 2.1% from 1.8% for the year ended December 31, 2016.

Operating (loss)/income

As a result of the factors set out above, we recorded an operating income of RMB182.0 million for the year ended December 31, 2017, as compared to an operating income of RMB13.4 million for the year ended December 31, 2016.

Interest income

Interest income represents interest earned on bank deposits. We had interest income of RMB0.8 million in 2016 and RMB3.0 million in 2017.

Other income

We had other income of RMB14.7 million in 2016 and RMB4.6 million in 2017, primarily as a result of subsidies income we recorded for the periods.

Income tax benefits/(expenses)

We recorded income tax expenses in the amount of RMB3.1 million in 2016 and RMB27.6 million in 2017. The increase in income tax expenses for the year ended December 31, 2017 was attributable to an increase in taxable income.

Net income

As a result of the foregoing, our operating result improved from a net income of RMB23.9 million for the year ended December 31, 2016 to a net income of RMB167.1 million for the year ended December 31, 2017.

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

Hong Kong

Our subsidiary incorporated in Hong Kong, Huami HK Limited, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong for the years of assessment 2015/2016, 2016/2017 and 2017/2018. Commencing from the year of assessment 2018/2019, the first HK$2.0 million of profits earned by Huami HK Limited will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from Huami HK Limited to us are not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiaries, VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Anhui Huami began to qualify as a high and new technology enterprise, or HNTE, since 2015 and renewed the HNTE certificate in October 2018. Accordingly Anhui Huami was subject to a tax rate of 15% during the years ended December 31, 2016, 2017 and 2018. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value added tax, or VAT, at a rate of 17% (before May 1, 2018), 16% (on and after May 1, 2018 and before April 1, 2019), and 13% (on and after April 1, 2019) on sales and/or import goods and at a rate of 6% on the services (research and development services, technology services, information technology services and/or culture and creativity services), in each case less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and other related regulations, including Circular 9, and receives approval from the relevant tax authority. If Huami HK Limited satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

Revenue recognition

On January 1, 2018, we adopted Accounting Standards Update (ASU) 2014-09, Revenue Contracts with Customers (Topic 606), “Topic 606” applying the modified retrospective method to all contracts that were not completed as of January 1, 2018.

After Adoption of Topic 606

Nature of Goods and Services

We generate substantially all of our revenues from sales of smart, wearable devices. We also generate a small amount of our revenues from our subscription-based services. For the year ended December 31, 2018, we generated 66.9% of revenue from one customer for sales of exclusively designed and manufactured smart wearable devices and 33.1% of revenue from sales of our self-branded products. Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for the goods or services. We recognized revenue, net of estimated sales returns and value-added taxes (“VAT”).

We have determined that our contracts with our customers include multiple performance obligations that we account for separately as those are distinct from other items in the contract. The first performance obligation is the smart wearable device and embedded firmware that is essential to the functionality of the device, which the customer can benefit from it on its own or with other resources that are readily available to the customer. The second performance obligation is the software services included with the products, which are provided free of charge and enable users to sync, view, and access real-time data on our mobile apps. The third performance obligation is the embedded right included with the purchase of the device to receive, on a when-and-if-available basis, future unspecified firmware upgrades and features relating to the product’s essential firmware.

We allocate the transaction price to all performance obligations based on their relative standalone selling prices. The standalone selling prices are determined based on the expected cost plus margin as we determined that no observable price is available for any of its performance obligation. We considered multiple factors in the process of determining its cost plus margin including consumer behaviors and our internal pricing model. The cost plus margin estimated selling price for the smart and wearable devices comprised the majority of the transaction. The cost plus margin estimated selling price for the software services and software upgrades was estimated from RMB1.77 to RMB5.68 per unit for the year ended December 31, 2018. We recognize revenue for the amounts allocated to the connected smart and wearable devices when the customer obtains control of our product, which occurs at a point of time, typically upon delivery to the reseller and acceptance by the reseller, who has been identified as our customer. Amounts allocated to the software services and unspecified upgrade rights are deferred and recognized over time as the customer simultaneously receives and consumes the benefit over an estimated nine-month period.

Sales of self-branded products

For the year ended December 31, 2018, we generated 33.1% of revenues from sales of our self-branded products to retailers, distributors and end users. Our revenue recognition for its self-branded products was consistent with that described in the preceding paragraphs.

Cooperation Agreement with One Customer

For the year ended December 31, 2018, we generated 66.9% of revenues from one customer for sales of exclusively designed and manufactured smart wearable devices. That customer is also the sole distributor for such smart wearable devices and is one of our shareholders. Under the cooperation agreement with this customer, we produce and assemble final product for shipments of wearable devices to that customer, who are then responsible for commercial distribution and sale of the product. The arrangement includes two payment installments.  The first payment installment is priced to recover the costs incurred by us in developing and shipping the devices to the customer and is due from the customer to us once the products have been delivered and the customer has accepted the products. We allocate the initial payment installment between the hardware device, the software services, and the software upgrades based on their standalone selling price and recognizes revenue based on its recognition policy further described in the preceding paragraph. We are also entitled to receive a potential second installment payment calculated as 50 percent of the future net profits from commercial sales made by the customer. We have determined that the second installment consideration constitutes variable consideration and includes the amount in the transaction price to the extent it is not constrained and it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period (see below for further details). The second installment is also allocated between the hardware device, the software services, and the software upgrades based on the relative standalone price and is recognized based on our recognition policy further described in the preceding paragraph. Our revenue recognition policy of its products under our cooperation agreement is substantially consistent with that for our sales of self-branded products except that the installment payments arrangement under the cooperation agreement is not available to the self-branded products.

Variable Consideration

Revenues from product sales are recorded at the net sales price (transaction price), which includes estimate of variable consideration which result from our cooperation agreement with one customer (see above for more details). The amount of variable consideration is included in the transaction price to the extent it is not constrained and that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. Actual amounts of consideration ultimately received may differ from our estimates. If actual results in the future vary from our estimates, we will adjust these estimates, which would affect revenue and earnings in the period such variances are known.

Sales Incentive

Starting in 2018, we provide sales incentives to certain of our customers for self-branded products, including reduced sales prices and volume-based discounts. Volume discounts are negotiated on a contract-by-contract basis with customers and the discount will increase depending upon the volume purchased over the period. The sales incentives are discounts to be applied to future sales to the customer which cannot be exchanged for cash. To the extent that the volume discount or sales incentive represents a material right or options to acquire additional goods or services at a discount in the future period, the material right is recognized as a separate performance obligation at the outset of the arrangement based on the most likely amount of incentive to be provided to the customer. Amounts allocated to a material right are recognized as revenue when those future goods are sold to the customers.

Practical Expedients and Exemptions

We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling and marketing expenses. In addition, we do not disclose the value of unsatisfied performance obligations as all of its contracts have an original expected length of one year or less.

Period Prior to January 1, 2018

We recognized revenue when persuasive evidence of an arrangement exists, delivery has occurred and the services have been rendered, the sales price is fixed or determinable, and collection is reasonably assured. We recognized revenue, net of estimated sales returns and value-added taxes (“VAT”).

Our contracts with our customers included multiple element arrangements. The first deliverable was the smart wearable device and embedded firmware that was essential to the functionality of the device. The second deliverable was the software services included with the products, which were provided free of charge and enabled users to sync, view, and access real-time data on our mobile apps. The third deliverable was the embedded right included with the purchase of the device to receive, on a when-and-if-available basis, future unspecified firmware upgrades and features relating to the product’s essential firmware.

We allocated revenue to all deliverables based on their relative selling prices. We used a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence (“VSOE”) of fair value, (ii) third-party evidence (“TPE”), and (iii) best estimate of the selling price (“BESP”). Because we did not have neither VSOE nor TPE for any of its deliverables, revenue was allocated to the deliverables on our BESP as if each deliverable was sold regularly on a stand-alone basis. Our process for determining its BESP considered multiple factors including consumer behaviors and our internal pricing model. The BESP for the smart and wearable devices comprised the majority of the arrangement consideration. The BESP for the software services and software upgrades was estimated from RMB0.43 to RMB2.82 per unit and from RMB1.30 to RMB5.69 per unit for the years ended December 31, 2016 and 2017, respectively. We recognized revenue for the amounts allocated to the connected smart and wearable devices at the time of delivery and acceptance (except as noted below), provided the other conditions for revenue recognition have been met. Revenue for products sold through distributors or retailers was recognized on a sell-in basis. Amounts allocated to the software services and unspecified upgrade rights were deferred and recognized on a straight-line basis over their estimated usage period which approximately 9 months.

Sales of self-branded products

For the years ended December 31, 2016 and 2017, we generated 7.9% and 21.2% of revenues from sales of our self-branded products to retailers, distributors and end users. Our revenue recognition for its self-branded products was consistent with that described in the preceding paragraphs.

Cooperation agreement with one customer

For the years ended December 31, 2016 and 2017, we generated 92.1% and 78.8% of revenues from one customer for sales of exclusively designed and manufactured smart wearable devices. That customer was also the sole distribution channel for such smart wearable devices and is one of our shareholders. Under the cooperation agreement with this customer, we produce and assemble final product for shipments of wearable devices to that customer, who are then responsible for commercial distribution and sale of the product.  The arrangement includes two payment installments. The first payment installment is priced to recover the costs incurred by us in developing and shipping the devices to the customer and is due from the customer to us once the products have been delivered and the customer has accepted the products. We allocate the initial payment installment between the hardware device, the software services, and the software upgrades based on their relative fair value and recognizes revenue based on its recognition policy further described in the preceding paragraph. We are also entitled to receive a potential second installment payment calculated as 50 percent of the future net profits from commercial sales made by the customer. Given the revenue from the profit sharing arrangement is contingent on the commercial sale, we recognized revenue from the second installment in the period following the commercial sale by the customer, which is when the fee was fixed and determinable. The fee related to the second installment was usually earned by we between 30 to 45 days after initial shipment of the product to the customer. The second installment was also allocated between the hardware device, the software services, and the software upgrades based on their relative fair value and is recognized based on our recognition policy further described in the preceding paragraph. Our revenue recognition policy of our products under our cooperation agreement was substantially consistent with that for its sales of self-branded products except that the installment payments arrangement under our cooperation agreement is not available for the self-branded products.

Rights of return

We offer limited sales returns for self-branded products sold directly to our customers. We estimate the amount of our products sales that may be returned by its customers and records this estimate as a reduction of revenue in the period the related revenue is recognized. We currently estimate product return liabilities using our own historical sales information. For the years ended December 31, 2017 and 2018, returns have been insignificant.

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

Inventories

Our inventories consist of raw materials, finished goods and work in process. Inventories are stated at the lower of cost or net realizable value on a weighted average basis. Inventory costs include expenses that are directly or indirectly incurred in the purchase, including shipping and handling costs charged to us by suppliers, and production of manufactured product for sale. Expenses include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits and indirect labor. Cost is determined using the weighted average method. We assess the valuation of inventory and periodically write down the value for estimated excess and obsolete inventory based upon the product life cycle. For the fiscal years ended December 31, 2016, 2017 and 2018, the inventories write-down was RMB1.0 million, RMB2.4 million and nil, respectively.

Acquired intangible asset

Acquired intangible assets other than goodwill consist of the domain name for our website www.huami.com, trademark and patents. The domain name is recognized as an intangible asset with indefinite life and evaluated for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired. Such impairment test compares the fair value of asset with its carrying value, and an impairment loss is recognized if and when the carrying amount exceed the fair value. The estimates of values of the intangible asset not subject to amortization are determined using discounted cash flow valuation approach. Significant assumptions are inherent in this process, including estimates of discount rates. The patents and trademark are recognized as intangible assets with finite lives and are amortized on a straight-line basis over their expected useful economic lives. Amortization is calculated on a straight-line basis over the estimated useful life of 10 years.

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

In 2018, we recognized nil impairment loss on goodwill.

Long-term investments

Our long-term investments consist of equity securities without readily determinable fair value, equity method investments and available-for-sale securities investments.

(a) Equity securities without readily determinable fair value.

On January 1, 2018, we adopted ASU No. 2016-01 and 2018-03. Prior to 2018, for investee companies over which we do not have significant influence or a controlling interest, equity securities without determinable fair value were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. Starting in 2018, these securities are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

We review our equity securities without readily determinable fair value for impairment at each reporting period by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earning trends and other company specific information. During the years ended December 31, 2016, 2017 and 2018, we did not record any impairment losses on its equity securities without readily determinable fair values

(b) Equity Method Investment.

For an investee company over which we have the ability to exercise significant influence, but do not have a controlling interest, we account for the investment under the equity method. Significant influence is generally considered to exist when we have an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method of accounting, the investee company’s accounts are not reflected within our consolidated balance sheets and statements of operations; however, our share of the earnings or losses of the investee company is reflected in the caption “(loss)/income from equity method investments” in the consolidated statements of operations.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. We recorded nil, nil and RMB4.1 million (US$0.6 million) impairment losses on its equity method investments during the years ended December 31, 2016, 2017 and 2018.

(c) Available-for-sale Investments.

For investments which are determined to be debt securities, we account for them as long-term available-for-sale investments when it is not classified as either trading or held-to-maturity investments.

Available-for-sale investment is carried at its fair value and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

We review our investments for other than temporary impairment based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, our intent and ability to hold the investment, and the financial condition and near term prospects of the investees. We recorded nil, nil and RMB3.5 million (US$0.5 million) impairment losses on our available-for-sale investments during the years ended December 31, 2016, 2017 and 2018.

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

Share-based payment

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. We elected to recognize compensation expenses using the straight-line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award.

We estimated the fair value of share options using the binomial option-pricing model with the assistance from an independent valuation firm. The fair value of each option grant is estimated on the date of grant with the following key assumptions:

	June 14, 2016	September 8, 2016	May 31, 2017	August 27, 2017	March 25, 2018	June 3, 2018	December 24, 2018
Risk-free interest rate	1.62%	2.85%	2.11% - 2.28%	2.07% - 2.17%	2.04% - 2.82%	2.79% - 2.83%	2.57%
Contractual term (number of years)	10	10	10	10	1 - 10	7 - 10	10
Expected volatility	46.09%	47.82%	45.8% - 49.5%	49.2% - 49.5%	36% - 49%	50.3% - 52.5%	50.6%
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%

We estimate the fair value of our restricted shares and restricted share units based on the fair value of our ordinary shares on the date of grant. For the years ended December 31, 2016, 2017 and 2018, we recorded share-based compensation expenses of RMB6.5 million, RMB6.6 million and RMB29.4 million (US$4.3 million) related to restricted shares and restricted share units.

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

We determined that the non-vested restricted shares are participating securities as the holders of the non-vested restricted shares have a non-forfeitable right to receive dividends with all ordinary shares but the non-vested restricted shares do not have a contractual obligation to fund or otherwise absorb our losses.

For the years ended December 31, 2016, 2017 and 2018 we recorded share-based compensation expenses of RMB50.8 million, RMB51.5 million and RMB55.3 million (US$8.0 million) related to the unvested shares of the founders.

Fair Value of Ordinary Shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We made estimates of the fair value of our ordinary shares at various dates as one of the inputs into determining the grant date fair value of share-based compensation awards. In determining the fair value of our ordinary shares, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, which sets forth the preferred types of valuation that should be used. These estimates are no longer necessary to determine the fair value of our ordinary shares after our ADSs begin trading.

The following table sets forth the fair value of our ordinary shares estimated at different dates in 2016 and 2017:

Date	Class of Shares	Fair Value	Purpose of valuation	DLOM	Discount Rate
June 14, 2016	Ordinary Share	$1.08	share options	15%	21%
September 8, 2016	Ordinary Share	$1.08	share options	15%	21%
May 31, 2017	Ordinary Share	$1.61	share options	13%	19.5%
August 27, 2017	Ordinary Share	$1.93	share options	10%	19.5%

In determining the fair value of our ordinary shares in 2016 and 2017, our independent third-party appraiser used the DCF method of the income approach to derive the fair value of our ordinary shares. The determination of the fair value of our ordinary shares required complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. We also applied a discount for lack of marketability, or DLOM, with a range of 10%-20% to reflect the fact that there is no ready market for shares in a closely-held company like us. Subsequent to our initial public offering, we use the closing market price of our underlying shares on the grant date to determine fair value of our ordinary shares

The increase in the fair value of our ordinary shares from US$1.08 per share as of June 14, 2016 to US$1.61 per share as of May 31, 2017, and further to US$1.93 per share as of August 27, 2017, was primarily attributable to continuous organic growth of our business and more certainty over the timing of our initial public offering. The financing not only strengthened our financial status and resources but also indicated an increase in investor’s confidence in our business prospects.

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

Recent Accounting Pronouncements

For a summary of recently issued accounting pronouncements, see Note 2 to the consolidated financial statements of Huami Corporation and its subsidiaries pursuant to Item 17 of Part III of this annual report.

B.	Liquidity and Capital Resources

The following table sets forth the movements of our cash flows for the periods presented:

	Years Ended December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(6,767)	17,266	238,336	707,605	102,917
Net cash used in investing activities	(4,911)	(99,387)	(38,881)	(324,841)	(47,246)
Net cash provided by financing activities	214,063	10,024	20,089	639,170	92,963
Net increase/(decrease) in cash and cash equivalents	202,385	(72,097)	219,544	1,021,934	148,634
Exchange rate effect on cash and cash equivalents	10,226	5,262	(3,175)	60,357	8,779
Cash, cash equivalents and restricted cash at the beginning of year	7,376	219,987	153,152	369,521	53,744
Cash, cash equivalents and restricted cash at end of year	219,987	153,152	369,521	1,451,812	211,157

As of December 31, 2016, 2017 and 2018, our cash, cash equivalents and restricted cash were RMB153.2 million, RMB369.5 million and RMB1,451.8 million (US$211.2 million), respectively, out of which RMB98.5 million, RMB66.5 million and RMB513.5 (US$74.7 million) were held in U.S. dollars, and RMB54.6 million, RMB303.0 million and RMB937.7 million (US$136.4 million) were held in Renminbi, as of December 31, 2016, 2017 and 2018, respectively. Our cash, cash equivalents and restricted cash primarily consist of cash at banks and on hand. 66.0% of our cash, cash equivalents and restricted cash as of December 31, 2018 were held in China, and 63.8% of our cash, cash equivalents and restricted cash were held by our VIEs.

We believe the net proceeds we receive from our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

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

Our PRC subsidiaries may convert Renminbi amounts that they generate in their own business activities, including technical consulting and related service fees pursuant to their contracts with the consolidated variable interest entities, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-PRC parent companies in the form of dividends. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. The total amount of loans we can make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. As of December 31, 2015, profit appropriation made by our PRC subsidiaries to the reserve fund reached the maximum required amount of 50% of their registered capital. As a result, during the years ended December 31, 2016, 2017 and 2018, no additional profit appropriation was required to be made to the reserve fund.

Operating activities

Net cash provided by operating activities for the year ended December 31, 2018 was RMB707.6 million (US$102.9 million). The difference between our net income of RMB336.3 million (US$48.9 million) and the net cash provided by operating activities was primarily due to (i) an adjustment of RMB111.6 million in non-cash items, which primarily consisted of depreciation and amortization, share-based compensation and deferred income taxes, and (ii) an increase by RMB259.7 million in working capital. Changes in working capital for the year ended December 31, 2018 primarily consisted of an increase by RMB356.3 million in accounts payable, an increase by RMB119.9 million in accrued expense and other current liabilities, an increase by RMB51.3 million in other non-current liability and an increase by RMB32.4 million in income tax payable, partially offset by an increase by RMB234.9 million in inventories, an increase by RMB45.1 million in amount due from related parties, and an increase by RMB26.1 million in accounts receivable.

Net cash provided by operating activities for the year ended December 31, 2017 was RMB238.3 million. The difference between our net income of RMB167.1 million and the net cash provided by operating activities was primarily due to (i) an adjustment of RMB45.0 million in non-cash items, which primarily consisted of depreciation and amortization, share-based compensation and deferred income taxes, and (ii) an increase of RMB21.3 million in working capital. Changes in working capital for the year ended December 31, 2017 primarily consisted of an increase of RMB181.6 million in accounts payable, and an increase of RMB45.6 million in accrued expense and other current liabilities partially offset by an increase of amount due from related parties of RMB109.8 million, an increase of inventories of RMB57.6 million, and an increase of prepaid expenses and other current assets of RMB33.0 million.

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

As of December 31, 2016, 2017 and 2018, we had amount due from related parties of RMB476.7 million, RMB578.5 million and RMB656.4 million (US$95.5 million), respectively, among which RMB460.6 million, RMB567.6 million and RMB648.4 million (US$94.3 million) were from Xiaomi and its affiliates, respectively. Xiaomi usually places significant product orders in the fourth quarter of each year relating to major promotional events, and this results in high inventories and account receivables from Xiaomi at the end of each year. All of the amount due from Xiaomi as of December 31, 2016, 2017 and 2018 was collected in the first quarter of 2017, 2018 and 2019, respectively.

Investing activities

Net cash used in investing activities was RMB324.8 million (US$47.2 million) for the year ended December 31, 2018, primarily due to purchase of term deposits of RMB385.0 million, purchase of long term investments of RMB109.9 million, purchase of short term investments of RMB41.3 million and purchase of intangible assets of RMB52.0 million, partially offset by proceeds from the maturity of term deposits of RMB288.8 million.

Net cash used in investing activities was RMB38.9 million for the year ended December 31, 2017, primarily due to purchase of property, plant and equipment of RMB21.5 million and loans provided to others of RMB12.9 million.

Net cash used in investing activities was RMB99.4 million for the year ended December 31, 2016, primarily due to purchase of property, plant and equipment of RMB10.3 million and purchase of long-term investments of RMB62.9 million.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2018 was RMB639.2 million (US$93.0 million), primarily due to the proceeds of RMB657.1 million from the initial public offering of our ADSs.

Net cash provided by financing activities for the year ended December 31, 2017 was RMB20.1 million, which was primarily due to a one-year bank borrowing of RMB30.0 million in 2017, and offset by the RMB10.0 million repayment of bank borrowings in 2016.

Net cash provided by financing activities for the year ended December 31, 2016 was primarily due to a one-year bank borrowing of RMB10.0 million.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property, plant and equipment and intangible assets. Our capital expenditures were RMB11.5 million, RMB24.5 million and RMB69.2 million (US$10.1 million) in the years ended December 31, 2016, 2017 and 2018, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

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

The table below sets forth the respective revenues contribution and assets of Huami and our wholly-owned subsidiaries and our VIEs as of the dates and for the periods indicated:

	Revenues(1)			Total assets(1)
	For the Year Ended December 31,			As of December 31,
	2016	2017	2018	2017	2018
Huami and its wholly-owned subsidiaries	0.3%	0.3%	0.2%	10.8%	26.5%
VIEs	99.7%	99.7%	99.8%	89.2%	73.5%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	The percentages exclude the inter-company transactions and balances between our subsidiaries and our VIEs.
C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment due by December 31,
	Total	2019	2020 and after
	(in thousands of RMB)
Lease commitments(1)(2)	26,152	16,333	9,819
Total	26,152	16,333	9,819

Notes:

(1)

Lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates beyond 2019.

(2)

As of December 31, 2017, we had a minimum capital commitment of RMB423.3 million in connection with the purchase of a building under an agreement between Anhui Huami and Hefei High-Tech Administrative Office. In December 2018, the agreement was terminated. In March 2019, the two parties entered into a five-year lease agreement in connection with the same building.

G.	Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wang Huang	43	Chairman of the Board of Directors and Chief Executive Officer
Tian Cheng	36	Director
De Liu	45	Director
Yunfen Lu	53	Director
Bin Yue	38	Director
Xiaojun Zhang	47	Director
Jimmy Lai	62	Independent Director
Hongjiang Zhang	58	Independent Director
David Cui	50	Chief Financial Officer
Mike Yan Yeung	48	Chief Operating Officer
Hui Wang	41	Vice President of Health and Medical Business Group and General Manager of Beijing Operations
Pengtao Yu	37	Chief Industrial Designer

Mr. Wang Huang is our founder and has served as the chairman of our board of directors and our chief executive officer since our inception. Mr. Huang is a serial entrepreneur with significant experience and expertise in the technology and Internet sectors in China. Mr. Huang founded Anhui Huami in December 2013 to develop, manufacture and sell smart wearable devices. Prior to that, Mr. Huang founded Hefei Huaheng Electronic Technology Co., Ltd., a company focused on the development of tablets and tablet-based mobile apps and provision of e-magazine network services, and led the team that rolled out China’s first tablet. In 2002, Mr. Huang founded Hefei Huakai Yuanheng Information Technology Co., Ltd., a company focused on the development of embedded Linux software and hardware. In addition, Mr. Huang has served as the director, the executive director or the general manager at several other technology companies in Hefei. Mr. Huang previously was a research and development engineer at Huawei Technologies Co. Ltd., a leading global information and communications technology solutions provider, where he played an instrumental role in the development of high-speed switching and routing equipment. Mr. Huang has received many honors in the business world as well. To name a few, he was awarded “Anhui Economic Person of the Year 2015,” “ Leading Talents of Strategic Emerging Industry Technology in Anhui” and “Hefei Youth Entrepreneurship.” Mr. Huang received his bachelor’s degree in applied physics from the University of Science and Technology of China in 1997. Mr. Huang is appointed as a director to our board by HHtech Holdings Limited, Haiyu Holding Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Wenshui Holding Limited and Shu Hill Holdings, which we collectively refer to as the Co-Founder Entities in this annual report.  Pursuant to the Memorandum and Articles, the Co-Founders Entities will be entitled to appoint three directors so long as they continue to beneficially own no less than 60% of the shares they beneficially owned as of January 12, 2018.

Mr. Tian Cheng has served as our director since April 2015. Since July 2014, Mr. Cheng has served as a partner of Shunwei Capital, a China-based venture capital firm that focuses on investments in internet and technology industries. Prior to that, Mr. Cheng was an associate director of the Investment Group of Temasek Holdings (Private) Limited, a sovereign wealth fund of the Government of Singapore, specializing in growth capital, restructuring and divestiture transactions. Mr. Cheng received his bachelor’s degree in business administration and master’s degree in management from Fudan University. Mr. Cheng is appointed as a director to our board by Shunwei High Tech Limited. Pursuant to the Memorandum and Articles, Shunwei High Tech Limited will be entitled to appoint one director so long as it continues to beneficially own no less than 10% of the issued and outstanding shares of our company.

Mr. De Liu has served as our director since April 2015. Mr. Liu is one of the co-founders and a senior vice president of Xiaomi, a mobile Internet company, where he is responsible for the organization department and serves as the secretary of the party committee. Mr. Liu is a leading figure in industrial design in China and has received numerous industrial design awards together with his team, including 5 Red Dot Design Awards (Germany), 18 iF Design Awards (Germany) and 10 Red Star Design Awards (Mainland, China). Mr. Liu also holds various positions, including the vice-chairman of China Industrial Design Association and a member of National Manufacturing Strategy Advisory Committee. Mr. Liu has received many honors in the business world as well. To name a few, he was awarded “Zhongguancun Top Talent” in 2015 and “Beijing Top Innovative and Entrepreneurial Leading Talent” in 2016. Mr. Liu received his bachelor’s degree in industrial design and master’s degree in mechanical design and theory from Beijing Institute of Technology in 1996 and 2001, respectively, and his master’s degree in industrial design from the Art Center College of Design in 2010. Mr. Liu is appointed as a director to our board by People Better Limited. Pursuant to the currently effective memorandum and articles of association, People Better Limited will be entitled to appoint one director so long as it continues to beneficially own no less than 10% of the issued and outstanding shares of our company.

Ms. Yunfen Lu has served as our director since April 2015. Ms. Lu also serves as the director of Anhui Huami, Beijing Huami and Huami HK Limited. Ms. Lu has a wealth of experience in financial accounting and supply chain management. From April 2009 to December 2013, Ms. Lu served as the financial controller of Hefei Huaheng Electronic Technology Co., Ltd. From November 2002 to March 2009, Ms. Lu worked at Hefei Huakai Yuanheng Information Technology Co., Ltd, where she was responsible for overseeing financial accounting, procurement, administrative affairs and manufacturing management. Ms. Lu received her secondary vocational degree in accounting from Shanghai Lixin Vocational School of Accounting (now Shanghai Lixin University of Accounting and Finance) in 1986. Ms. Lu is appointed as a director to our board by the Co-Founder Entities. Pursuant to the Memorandum and Articles, the Co-Founders Entities will be entitled to appoint three directors so long as they continue to beneficially own no less than 60% of the shares they beneficially owned as of January 12, 2018.

Mr. Bin Yue has served as our director since April 2015. Mr. Yue is one of the founding partners of Banyan Capital, a venture capital firm specializing in investing in technology, media and telecommunications sectors. Prior to founding Banyan Capital in February 2014, Mr. Yue was a vice president at IDG Capital Partners from January 2010 to January 2014. Prior to IDG Capital Partners, Mr. Yue worked at China Renaissance, a leading China-based investment bank. Mr. Yue received his bachelor’s and master’s degree in computer science from Peking University.

Mr. Xiaojun Zhang has served as our director since April 2015. In addition to this role, Mr. Zhang has also served as vice president of Anhui Huami since January 2014, where he is responsible for overseeing human resources and corporate strategy. Prior to joining us, Mr. Zhang served as the vice president of Hefei Huaheng Electronic Technology Co., Ltd from October 2011 to December 2013. From September 2010 to October 2011, Mr. Zhang served as deputy general manager of Anhui Mei Bang Investment Management Co., Ltd. From July 2009 to September 2010, Mr. Zhang served as head of the human resources and administrative affairs department at the Anhui branch of Sunshine Insurance Group Corporation Limited. Prior to that, Mr. Zhang worked at the Immigration Office of Anhui Provincial Public Security Department, where he held multiple positions including clerk, deputy chief officer and chief officer, from July 1994 to July 2009. Mr. Zhang received his bachelor’s degree in Chinese language and literature from Anhui University in 1994. Mr. Zhang is appointed as a director to our board by the Co-Founder Entities. Pursuant to the Memorandum and Articles, the Co-Founders Entities will be entitled to appoint three directors so long as they continue to beneficially own no less than 60% of the shares they beneficially owned as of January 12, 2018.

Mr. Jimmy Lai  has served as our director since February 2018. Mr. Lai has served as the chief financial officer of China Online Education Group, a NYSE-listed company and an online English language education services provider in China, from June 2015 to December 2018. In addition to his role at China Online Education, Mr. Lai serves as independent director on the board of directors of PPDAI Group Inc., a NYSE-listed company and an online consumer finance provider in China. Prior to joining China Online Education, Mr. Lai served as the chief financial officer of Chukong Technologies Corp., a mobile entertainment platform company in China from 2013 to 2015. Mr. Lai served as the chief financial officer of Gamewave Corporation, a webgame company in China, from 2011 to 2013. Prior to that, Mr. Lai served as the chief financial officer of Daqo New Energy Corp., an NYSE-listed company and a polysilicon manufacturer based in China, from 2009 to 2011. From 2008 to 2009, Mr. Lai served as the chief financial officer of Linktone Ltd., a Nasdaq-listed company and a provider of wireless interactive entertainment services to consumers in China. From 2006 to 2008, Mr. Lai was the chief financial officer of Palm Commerce Holdings, an information technology solution provider for the China lottery industry. Prior to that, he served as an associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a company listed on the NYSE and the Hong Kong Stock Exchange, from 2002 to 2006, and as a controller and director of financial planning at AMX Corporation from 1997 to 2001. Mr. Lai received his bachelor’s degree in statistics from the National Cheng Kung University in Taiwan and his MBA from the University of Texas at Dallas. Mr. Lai is a certified public accountant licensed in the State of Texas.

Dr. Hongjiang Zhang has served as our director since February 2018. Currently, Dr. Zhang is a venture partner at Source Code Capital, a venture capital firm with a focus on early stage start-up in technology sectors. Dr. Zhang also serves as an independent non-executive director of BabyTree Group (01761.HK), Digital China (000034.SZ), and AAC Technologies Holdings Inc. (02018.HK). In addition to his role at Source Code Capital, Dr. Zhang also serves as director at various public companies listed in the United States, including Cheetah Mobile Inc., a NYSE-listed mobile internet company based in China, Xunlei Limited, a Nasdaq-listed cloud-based acceleration technology company in China, and 21Vianet Group, Inc., a Nasdaq-listed provider of carrier-neutral internet data center services in China. Prior to joining Source Code Capital, Dr. Zhang had served as an executive director and the chief executive officer of Kingsoft Corporation Limited, a Chinese software and internet services company listed on the Hong Kong Stock Exchange, from October 2011 to December 2016. Dr. Zhang also served as a director and the chief executive officer of Kingsoft Cloud, a subsidiary of Kingsoft Corporation Limited, from January 2012 to December 2016. Prior to joining Kingsoft, Dr. Zhang was the chief technology officer for Microsoft Asia-Pacific Research and Development Group from January 2006 to October 2011, the managing director of the Microsoft Advanced Technology Center from January 2004 to October 2011, and the assistant managing director of Microsoft Research Asia from April 1999 to December 2003. Prior to joining Microsoft, Dr. Zhang was a research manager at Hewlett-Packard Labs at Palo Alto, California from October 1995 to March 1999. Before that, Dr. Zhang was a research staff of the Institute of Systems Science at the National University of Singapore. Dr. Zhang received his bachelor’s degree in electrical engineering from Zhengzhou University in 1982 and Ph.D. in electrical engineering from the Technical University of Denmark in 1991.

Mr. David Cui has served as our chief financial officer since August 2017. Mr. Cui has also served as an independent non-executive director of Inke Limited, a leading Chinese mobile live streaming company listed on the Hong Kong Stock Exchange, since June 23, 2018. Mr. Cui has extensive experience in public accounting and financial management. From August 2015 to April 2017, Mr. Cui is the chief financial officer of China Digital Video Holdings Limited, a company listed on the Hong Kong Stock Exchange. Prior to that, Mr. Cui was an independent financial advisor to high growth companies on business strategies, fund raising, corporate governance and accounting matters. From April 2011 to August 2013, Mr. Cui was the chief financial officer in iKang Healthcare Group, Inc., a company listed on the Nasdaq. He was an audit senior manager of Deloitte Touche Tohmutsu, China from April 2007 to April 2011. Prior to that, Mr. Cui was the financial reporting manager of Symantec Corporation. From April 2004 to August 2006, he served as an audit manager of Ernst & Young, California. Mr. Cui was a senior auditor in the Audit and Advisory Services practice of Health Net, Inc., California from May 2001 to April 2004. From January 1996 to May 2001, Mr. Cui worked in public accounting in Canada and the United States. Mr. Cui has a bachelor’s degree in business administration from Simon Fraser University, Canada and is a licensed CPA in the United States and Canada.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately RMB8.1 million (US$1.2 million) in cash to our executive officers and RMB2.3 million (US$0.3 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2015 Share Incentive Plan

In October 2015, our shareholders and board of directors approved the 2015 Share Incentive Plan, which we refer to as the 2015 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The 2015 Plan consists of a share incentive plan for U.S. service providers and a share incentive plan for PRC service providers. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2015 Plan is 14,328,358 Class A ordinary shares. As of March 31, 2019, awards to purchase 13,808,028 Class A ordinary shares have been granted and are outstanding under the 2015 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2018 Share Incentive Plan

In January 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2018 Plan is 9,559,607 ordinary shares. The number of shares reserved for future issuances under the 2018 Plan will be increased by (i) a number equal to 1.0% of the total number of outstanding shares immediately after our initial public offering, or (ii) such number of shares as may be determined by our board of directors, on the first day of each calendar year during the term of the 2018 Plan beginning in 2018. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2018 Share Incentive Plan was 2,060,582 as of January 1, 2019. As of March 31, 2019, awards to purchase 7,160,025 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2019, the awards granted under our 2015 Plan and 2018 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates:

Name	Ordinary Shares Underlying Options and Restricted Shares	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
David Cui	*	—	July 31, 2017	July 30, 2027
Mike Yan Yeung	*(1)	—	October 21, 2015	—
	*	0.79	October 21, 2015	February 1, 2019
Hui Wang	*(1)	—	October 21, 2015	October 20, 2025
Pengtao Yu	*(1)	—	October 21, 2015	—
Total	4,798,468

Notes:

*	Less than one percent of our total outstanding shares.

(1)	Restricted shares

As of March 31, 2019, other employees as a group held outstanding options to purchase 13,343,230 Class A ordinary shares of our company, at a weighted average exercise price of US$0.23 per share, 3,489,417 restricted shares, and 2,794,081 restricted share units.

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

Audit Committee. Our audit committee consists of Mr. Jimmy Lai and Dr. Hongjiang Zhang. Mr. Lai is the chairman of our audit committee. We have determined that Mr. Jimmy Lai and Dr. Hongjiang Zhang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Mr. Lai qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

We had 376, 416 and 694 employees as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2018:

As of December 31, 2018
Function:
Research and development	428
Selling and marketing	99
Administrative	89
Supply chain management	78
Total	694

As of December 31, 2018, we had 299 employees in Hefei, 200 employees in Beijing, 167 employees in Shenzhen, 14 employees in Xi’an, 4 employees in Shanghai, 7 employees in Silicon Valley and 3 employees in San Diego.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2019 by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 57,358,793 Class A ordinary shares and 184,376,679 Class B ordinary shares outstanding as of March 31, 2019, excluding Class A ordinary shares issuable upon the exercise of outstanding share options and Class A ordinary shares reserved for issuance under our 2015 Plan and 2018 Plan.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power†
Directors and Executive Officers:**
Wang Huang(1)	—	87,134,327	87,134,327	36.0%	45.8%
Tian Cheng	—	—	—	—	—
De Liu	—	—	—	—	—
Yunfen Lu(2)	—	3,450,746	3,450,746	1.4%	1.8%
Bin Yue	—	—	—	—	—
Xiaojun Zhang(3)	—	2,107,463	2,107,463	*	1.1%
Jimmy Lai(4)	*	—	*	*	*
Hongjiang Zhang(5)	*	—	*	*	*
David Cui(6)	*	—	*	*	*
Mike Yan Yeung(7)	*	—	*	*	*
Hui Wang(8)	*	—	*	*	*
Pengtao Yu(9)	*	—	*	*	*
All Directors and Executive Officers as a Group	3,384,840	87,134,327	90,519,167	37.0%	45.9%
Principal Shareholders:
HHtech Holdings Limited(10)	—	87,134,327	87,134,327	36.0%	45.8%
Wells Fargo & Company(11)	51,488,368	—	51,488,368	21.3%	2.7%
Shunwei High Tech Limited(12)	—	37,981,760	37,981,760	15.7%	20.0%
People Better Limited(13)	—	35,861,112	35,861,112	14.8%	18.9%
Banyan Capital Holdings Co., Ltd.(14)	—	18,719,582	18,719,582	7.7%	9.8%

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

(4)	Represents the restricted share units held by Mr. Jimmy Lai.
(5)	Represents the restricted share units held by Mr. Hongjiang Zhang.
(6)	Represents the Class A ordinary shares Mr. David Cui has the right to acquire upon exercise of option within 60 days after the date of this annual report.
(7)

Represents the restricted shares held by Mr. Mike Yan Yeung and the ordinary shares Mr. Mike Yan Yeung has the right to acquire upon exercise of option within 60 days after the date of this annual report.

(8)	Represents the Class A ordinary shares Mr. Hui Wang has the right to acquire upon exercise of option within 60 days after the date of this annual report.
(9)	Represents the restricted shares held by Mr. Pengtao Yu.
(10)

Based on the statement on Schedule 13G filed on February 1, 2019 jointly by (i) HHtech Holdings Limited, a British Virgin Islands company, (ii) Wayne Holding Limited, a Samoa company and (iii) Mr. Wang Huang, pursuant to which 71,223,880 Class B ordinary shares are held by HHtech Holdings Limited, and 15,910,447 Class B ordinary shares are beneficially owned by HHtech Holdings Limited as the result of the voting agreement dated January 12, 2018 by and among HHtech Holdings Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Haiyu Holding Limited, Shu Hill Holding Limited and Wenshui Holding Limited. HHtech Holdings Limited is wholly-owned by Wayne Holding Limited, which in turn is wholly-owned by a trust established for the benefit of Mr. Wang Huang and his family members. Mr. Huang is the sole director of HHtech Holdings Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Huang is entitled to exercise voting and dispositive power over the shares held by HHtech Holdings Limited. The registered address of HHtech Holdings Limited is the office of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(11)

Based on the statement on Schedule 13G filed on January 22, 2019 by Wells Fargo & Company, a Delaware corporation, pursuant to which 12,872,092 ADSs representing 51,488,368 Class A ordinary shares are held by Wells Fargo & Company, a Delaware corporation, on its own behalf and on behalf its subsidiaries Wells Capital Management Incorporated and Wells Fargo Funds Management, LLC.

(12)

Based on the statement on Schedule 13G filed on February 1, 2019 jointly by (i) Shunwei High Tech Limited, (ii) Shunwei China Internet Fund II, L.P., (iii) Shunwei Capital Partners II GP, L.P. and (iv) Mr. Koh Tuck Lye, pursuant to which 37,981,760 Class B ordinary shares are held by Shunwei High Tech Limited, a British Virgin Islands company. The registered address of Shunwei High Tech Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Shunwei High Tech Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited. The shareholders of Shunwei Capital Partners II GP Limited are Team Guide Limited, a British Virgin Islands company which is wholly-owned by Mr. Lei Jun, and Gifted Ventures Limited, another British Virgin Islands company which is wholly-owned by Mr. Koh Tuck Lye.

(13)

Based on the statement on Schedule 13G filed on February 1, 2019 jointly by (i) People Better Limited, a British Virgin Islands company, (ii) Fast Pace Limited, a British Virgin Island company and (iii) Xiaomi, pursuant to which 35,861,112 Class B ordinary shares are held by People Better Limited. The registered address of People Better Limited is the office of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands. People Better Limited is a wholly-owned subsidiary of Fast Pace Limited, which is a wholly-owned subsidiary of Xiaomi.

(14)

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

To our knowledge, as of March 31, 2019, 56,505,093 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

The shareholders agreement provides for certain special rights, including right of first refusal, co-sale rights, preemptive rights and contains provisions governing the board of directors and other corporate governance matters. Those special rights, as well as the corporate governance provisions, automatically terminated upon the completion of our initial public offering.

We have also granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.

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

Our Relationship with Xiaomi

As of March 31, 2019, Xiaomi held 14.8% of our total outstanding shares, and has appointed one director to our board pursuant to the Shareholders Agreement among all our shareholders and us. We have been the sole partner of Xiaomi to design and manufacture Xiaomi Wearable Products. In October 2017, we entered into a business cooperation agreement and a strategic cooperation agreement with Xiaomi, which grants us the most-preferred-partner status globally to develop future Xiaomi Wearable Products.

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

Transactions with Xiaomi

In the year ended December 31, 2018, we recorded RMB2,816.7 million (US$409.7 million) in revenues from Xiaomi and its affiliates primarily for the sales of Xiaomi Wearable Products and self-branded products and others. As of December 31, 2018, the amount due from Xiaomi and its affiliates was RMB648.4 million (US$94.3 million). In addition, as part of our investment strategy, we lent to Xi’an Haidao Information Technology Co., Ltd., an affiliate of Xiaomi and one of our investee companies. As of December 31, 2018, the outstanding loan amount to such company was nil.

In the year ended December 31, 2017, we recorded RMB1,777.9 million in revenues from Xiaomi and its affiliates primarily for the sales of Xiaomi Wearable Products and self-branded products services. As of December 31, 2017, the amount due from Xiaomi and its affiliates was RMB567.6 million. In addition, as part of our investment strategy, we lent to Xi’an Haidao Information Technology Co., Ltd., an affiliate of Xiaomi and one of our investee companies. As of December 31, 2017, the outstanding loan amount to such company was RMB2.5 million.

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

Other Transactions with Related Parties

We have invested in a number of companies as a strategy to expand our business partner network, and we extended loans to our investee companies from time to time to support their operations. We have provided loans to Hefei LianRui Microelectronics Technology Co., Ltd., or Hefei LianRui, Hangzhou Aqi Vision Technology Co., Ltd., or Hangzhou Aqi, Xi’an Haidao information Technology Co., Ltd., or Xi’an Haidao, Hefei Huaying Xingzhi Fund Partnership, or Hefei Huaying, and Hangzhou Yunyou Technology Co. Ltd., or Hangzhou Yunyou. As of December 31, 2018, the outstanding balance on the loans we extended to Hefei LianRui and Hangzhou Yunyou were RMB2.6 million RMB5.1 million, respectively. In addition, in 2018, we had written off all the outstanding balance the loans made to Hangzhou Aqi and Xi’an Haidao. Also, we converted a RMB8.0 million loan provided to Hefei LianRui to its equity interests in July 2017. We disposed five long-term investments to Hefei Huaying for an aggregate consideration of RMB22.0 million during the year ended December 31, 2017. In 2018, we disposed of a long-term investment in Hefei Huaying and recorded a gain of RMB31 thousand.

Hefei Huaheng Electronic Technology Co., Ltd., a company controlled by Mr. Wang Huang, our chairman and chief executive officer, acts as our distributor of self-branded products. We recorded sales revenue of RMB256 thousands, RMB730 thousands and RMB308 thousands (US$44.8 thousands) from it for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2016, 2017 and 2018, the amount due from this entity was RMB42 thousands, nil and RMB308 thousands (US$44.8 thousands), respectively.

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

The following are summaries of material provisions of our Memorandum and Articles and of the Companies Law (2018 Revision), insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our Memorandum and Articles, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our Memorandum and Articles provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our Memorandum and Articles. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our Memorandum and Articles provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Memorandum and Articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Issuance of Additional Shares. Our Memorandum and Articles authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Memorandum and Articles also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” in this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

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

If the PRC tax authorities determine that Huami Corporation is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Huami Corporation would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Huami Corporation is treated as a PRC resident enterprise. Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment.

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
•

investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement;

•	investors that have a functional currency other than the U.S. dollar;
•	persons that actually or constructively own 10% or more of our stock by vote or value; or
•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our income and assets, and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile).

If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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
•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 1.8% for December 2017 and 1.9% for December 2018. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2018, we did not receive such reimbursement from the depositary.

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

The F-1 Registration Statement was declared effective by the SEC on February 7, 2018. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$10.5 million, which included US$8.0 million in underwriting discounts and commissions for the initial public offering and approximately US$2.5 million in other costs and expenses for our initial public offering. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we received net proceeds of approximately US$103.9 million from our initial public offering, after deducting underwriting commissions and discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

In 2018, we used the net proceeds from our initial public offering as follows:

•	approximately US$15.9 million for research and development of products, services and technologies;
•	approximately US$7.6 million for selling and marketing;
•	approximately US$14.4 million for general corporate purposes and working capital; and
•	approximately US$31.6 million for strategic investments and acquisitions.

We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statement on Form F-1, for (i) research and development of products, services and technologies, (ii) selling and marketing, and (iii) general corporate purposes and working capital and potential strategic investments and acquisitions.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our management has concluded that our disclosure controls and procedures were ineffective as of December 31, 2018 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management's assessment that our internal control over financial reporting was ineffective as of December 31, 2018 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not detect or prevent misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2018 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2018 due to one material weakness we identified in our internal control over financial reporting. The material weakness identified related to lack of adequate supervisory review over the appropriate accounting treatment of complex transactions (including some of our equity transactions consummated prior to the initial public offering of our ADSs that were treated as a deemed dividend) to ensure that such transactions were in compliance with U.S. GAAP. This identified material weakness impacted our interim reporting during 2018 and could affect our ability to accurately and timely report our financial results in accordance with U.S. GAAP and detect or prevent material misstatements of our annual or interim financial statements on a timely basis prospectively.

We have implemented and plan to (i) establish effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and (ii) enhance our internal audit function as well as engaging an external consulting firm to assist us in assessing our compliance readiness under Rule 13a-15 of the Exchange Act and improve overall internal control. However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses in the future.

We will continue to implement measures to remediate our internal control deficiencies. We may incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.”

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as we qualify as an “emerging growth company” under section 3(a) of the Securities Exchange Act of 1934, as amended, and are therefore exempt from the attestation requirement.

Changes in Internal Control Over Financial Reporting

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

ITEM 16B. CODE OF ETHICS

In January 2018, our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at http://www.huami.com/investor.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2017	2018
	(in thousands of RMB)
Audit fees(1)	4,392	5,662

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of the shares repurchased by us in 2018. All shares were repurchased pursuant to the share purchase agreements we and our two employees entered into on November 15, 2018, pursuant to which we repurchased 160,000 Class A ordinary shares and 328,000 Class A ordinary shares acquired by them upon vesting of restricted shares or exercise of options, as applicable.

Date of Repurchase	Total Number of Class A Ordinary Shares Repurchased	Average Price Paid Per Class A Ordinary Share
November 15, 2018	160,000	US$2.4175
November 15, 2018	328,000	US$2.4175

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.  Pursuant to Sections 303A.01, 303A.04, 303A.05 and 303A.07 of the New York Stock Exchange Listed Company Manual, a company listed on the New York Stock Exchange must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors, a compensation committee composed entirely of independent directors and an audit committee with a minimum of three members. We currently follow our home country practice in lieu of these requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Huami Corporation are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective February 7, 2018 (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1/A filed with the Securities and Exchange Commission January 26, 2018 (File No. 333-222528))

2.3

Deposit Agreement, dated as of February 7, 2018, among the Registrant, Deutsche Bank Trust Company Americas, as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-226665), filed with the Securities and Exchange Commission on August 8, 2018)

2.4

Shareholders Agreement between the Registrant and other parties thereto dated April 29, 2015 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.1

2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.2

2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.5

English translation of the amended and restated Shareholder Voting Proxy Agreement and Power of Attorney among our WFOE, Anhui Huami and shareholders of Anhui Huami dated November 3, 2017 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.6

English translation of the amended and restated Shareholder Voting Proxy Agreement and Power of Attorney among our WFOE, Beijing Huami and shareholders of Beijing Huami dated November 3, 2017 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

Exhibit Number	Description of Document

4.7

English translation of the amended and restated Equity Pledge Agreement among our WFOE, Anhui Huami and shareholders of Anhui Huami dated November 3, 2017 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.8

English translation of the amended and restated Equity Pledge Agreement among our WFOE, Beijing Huami and shareholders of Beijing Huami dated November 3, 2017 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.9

English translation of the amended and restated Exclusive Consultation and Services Agreement among our WFOE, Anhui Huami dated November 3, 2017 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.10

English translation of the amended and restated Exclusive Consultation and Services Agreement among our WFOE, Beijing Huami dated November 3, 2017 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.11

English translation of the amended and restated Exclusive Option Agreement among our WFOE, Anhui Huami and shareholders of Anhui Huami dated November 3, 2017 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.12

English translation of the amended and restated Exclusive Option Agreement among our WFOE, Beijing Huami and shareholders of Beijing Huami dated November 3, 2017 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.13

English translation of Loan Agreement between our WFOE and Mr. Wang Huang dated November 3, 2017 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.14

English translation of Business Cooperation Agreement between Anhui Huami and Xiaomi dated October 23, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.15

English translation of Strategic Cooperation Agreement between Anhui Huami and Xiaomi dated October 23, 2017 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.16

English translation of Intellectual Property Application Right Assignment Agreement between Xiaomi and Anhui Huami dated April 29, 2015 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.17

English translation of Trademark Licensing Agreement between Xiaomi and Anhui Huami dated October 23, 2017 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of Zhong Lun Law Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Huami Corporation

	By:	/s/ Wang Huang
		Name:	Wang Huang
		Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 12, 2019

Huami Corporation

Consolidated Financial Statements and

Report of Independent Registered Public Accounting Firm

For the years ended December 31, 2016, 2017 and 2018

HUAMI CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Huami Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Huami Corporation (the "Company") its subsidiaries, its consolidated variable interest entities (“VIEs”) and the VIEs’ subsidiaries (collectively the “Group”) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and the financial statement schedule listed in schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenues from contracts with customers in 2018 due to the adoption of Accounting Standards Codification ("ASC") 606.

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

Convenience translation

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

April 12, 2019

We have served as the Company's auditor since 2016.

HUAMI CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

Except for number of shares and per share data, or otherwise noted)

	As of December 31
	2017	2018	2018
	RMB	RMB	US$
			(Note2)
Assets
Current assets:
Cash and cash equivalents	366,336	1,441,802	209,701
Restricted cash	3,185	10,010	1,456
Term deposit	—	96,969	14,104
Accounts receivable (net of allowance of nil and nil as of December 31, 2017 and 2018, respectively)	32,867	58,925	8,570
Amounts due from related parties (net of allowance of nil and nil as of December 31, 2017 and 2018, respectively)	578,454	656,399	95,469
Inventories	249,735	484,622	70,485
Short-term investments	13,721	50,482	7,342
Prepaid expenses and other current assets	51,062	58,247	8,473
Total current assets	1,295,360	2,857,456	415,600
Property, plant and equipment, net	28,755	40,042	5,824
Intangible assets, net	5,339	63,722	9,268
Goodwill	5,930	5,930	862
Long-term investments	85,238	208,949	30,390
Deferred tax assets	41,895	75,032	10,913
Other non-current assets	3,000	7,350	1,070
Total assets	1,465,517	3,258,481	473,927
Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB671,942 and RMB1,059,676 as of December 31, 2017 and 2018, respectively)	707,782	1,064,106	154,768
Advance from customers (including advance from customers of the consolidated VIEs without recourse to the Group of RMB10,683 and RMB5,930 as of December 31, 2017 and 2018, respectively)	10,683	5,943	864
Amount due to related parties of the consolidated VIEs without recourse to the Group	8,143	10,695	1,556
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB62,042 and RMB159,736 as of December 31, 2017 and 2018, respectively)	93,798	213,975	31,121
Income tax payables of the consolidated VIEs without recourse to the Group	21,600	54,037	7,859
Notes payable of the consolidated VIEs without recourse to the Group	5,243	18,936	2,754
Bank borrowings of the consolidated VIEs without recourse to the Group	30,000	20,000	2,909
Total current liabilities	877,249	1,387,692	201,831
Deferred tax liabilities of the consolidated VIEs without recourse to the Group	2,470	4,962	722
Amount due to a related party, non-current of the consolidated VIEs without recourse to the Group	3,076	—	—
Other non-current liabilities of the consolidated VIEs without recourse to the Group	4,940	56,249	8,181
Total liabilities	887,735	1,448,903	210,734

HUAMI CORPORATION

CONSOLIDATED BALANCE SHEETS – CONTINUED

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

Except for number of shares and per share data, or otherwise noted)

	As of December 31
	2017	2018	2018
	RMB	RMB	US$
			(Note2)
Mezzanine equity
Series A convertible redeemable participating preferred shares (“Series A Preferred Shares”) (US$0.0001 par value; 71,641,792 shares and nil authorized, issued and outstanding as of December 31,2017 and 2018, respectively; liquidation value of RMB24,870 and nil as of December 31, 2017 and 2018, respectively)	26,770	—	—
Series B-1 convertible redeemable participating preferred shares (“Series B-1 Preferred Shares”) (US$0.0001 par value; 2,000,000 shares and nil authorized, issued and outstanding as of December 31, 2017 and 2018, respectively; liquidation value of RMB33,188 and nil as of December 31, 2017 and 2018, respectively)	26,906	—	—
Series B-2 convertible redeemable participating preferred shares (“Series B-2 Preferred Shares”) (US$0.0001 par value; 20,895,523 shares and nil authorized, issued and outstanding as of December 31, 2017 and 2018, respectively; liquidation value of RMB364,145 and nil as of December 31, 2017 and 2018, respectively)	295,942	—	—
Total mezzanine equity	349,618	—	—
Commitments and contingencies (Note 24)
Equity
Ordinary shares (US$0.0001 par value; 405,462,685 and nil shares authorized as of December 31, 2017 and 2018, respectively; 91,304,327 and nil shares issued and outstanding as of December 31, 2017 and 2018, respectively)	56	—	—
Class A Ordinary shares (US$0.0001 par value; nil and 9,800,000,000 shares authorized as of December 31, 2017 and 2018; nil and 57,303,093 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	—	36	5
Class B Ordinary shares(US$0.0001 par value; nil and 200,000,000 shares authorized as of December 31, 2017 and 2018; nil and 184,376,679 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	—	115	17
Additional paid-in capital	72,427	1,373,577	199,779
Accumulated retained earnings	131,192	340,046	49,457
Accumulated other comprehensive income	22,100	97,141	14,129
Total Huami Corporation shareholders’ equity	225,775	1,810,915	263,387
Noncontrolling interest	2,389	(1,337)	(194)
Total equity	228,164	1,809,578	263,193
Total liabilities, mezzanine equity and equity	1,465,517	3,258,481	473,927

The accompanying notes are an integral part of these consolidated financial statements.

HUAMI CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				(Note2)
Revenues (including RMB1,449,927, RMB1,778,640 and RMB 2,816,995 with related parties for the years ended December 31, 2016, 2017 and 2018, respectively)	1,556,476	2,048,896	3,645,335	530,192
Cost of revenues (including RMB1,198,295, RMB1,355,493 and RMB2,141,123 with related parties for the years ended December 31, 2016, 2017 and 2018, respectively)	1,280,324	1,554,194	2,705,885	393,555
Gross profit	276,152	494,702	939,450	136,637
Operating expenses
Selling and marketing	27,821	44,026	96,538	14,041
General and administrative	102,644	114,880	213,973	31,121
Research and development	132,304	153,827	263,220	38,284
Total operating expenses	262,769	312,733	573,731	83,446
Operating income	13,383	181,969	365,719	53,191
Other income and expenses
Interest income	754	3,003	11,595	1,686
Realized gain from investments	—	2,373	261	38
Gain from fair value change of long-term investments	—	—	7,860	1,143
Impairment loss from long-term investments	—	—	(7,590)	(1,104)
Other income, net	14,726	4,555	8,768	1,275
Income before income tax and (loss)/income from equity method investments	28,863	191,900	386,613	56,229
Provision for income taxes	(3,088)	(27,611)	(52,036)	(7,568)
Income before (loss)/income from equity method investments	25,775	164,289	334,577	48,661
(Loss)/income from equity method investments	(1,829)	2,806	1,743	254
Net income	23,946	167,095	336,320	48,915
Less: Net loss attributable to noncontrolling interest	—	(587)	(3,726)	(542)
Net income attributable to Huami Corporation	23,946	167,682	340,046	49,457
Less: Accretion of Series A Preferred Shares	3,209	3,762	177	26
Less: Accretion of Series B-1 Preferred Shares	2,738	3,127	368	54
Less: Accretion of Series B-2 Preferred Shares	30,121	34,382	4,049	589
Less: Deemed dividend to preferred shareholders	—	—	209,752	30,507
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	—	80,291	12,210	1,776
Net (loss)/income attributable to ordinary shareholders of Huami Corporation	(12,122)	46,120	113,490	16,505
Net (loss)/income per share attributable to ordinary shareholders of Huami Corporation
Basic (loss)/income per ordinary share	(0.22)	0.68	0.54	0.08
Diluted (loss)/income per ordinary share	(0.22)	0.65	0.51	0.07
Weighted average number of shares used in computing net (loss)/ income per share
Ordinary share - basic	55,612,626	67,777,592	211,873,704	211,873,704
Ordinary share - diluted	55,612,626	76,291,901	225,034,650	225,034,650

The accompanying notes are an integral part of these consolidated financial statements.

HUAMI CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

Except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				(Note2)
Net income	23,946	167,095	336,320	48,915
Other comprehensive income, net of tax
Foreign currency translation adjustment	5,262	(3,175)	60,357	8,779
Unrealized gain on available-for-sale investments and others, (net of tax effect of nil, RMB1,554 and RMB2,250 for years ended December 31, 2016, 2017 and 2018, respectively)	303	9,484	14,684	2,136
Comprehensive income	29,511	173,404	411,361	59,830
Less: Net loss attributable to noncontrolling interest	—	(587)	(3,726)	(542)
Comprehensive income attributable to Huami Corporation	29,511	173,991	415,087	60,372

The accompanying notes are an integral part of these consolidated financial statements.

HUAMI CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	Ordinary Shares			Accumulated	(Accumulated	Total Huami Corporation		Total
	Shareholders’ Shares	Amount	Additional Paid-in Capital	Other Comprehensive Income	Deficit)/ Retained Earnings	Shareholders’ (Deficit)/ Equity	Noncontrolling Interest	Shareholders' (Deficit)/ Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016	91,134,327	56	29,131	10,226	(60,436)	(21,023)	—	(21,023)
Accretion of Series A preferred shares	—	—	(3,209)	—	—	(3,209)	—	(3,209)
Accretion of Series B preferred shares	—	—	(32,859)	—	—	(32,859)	—	(32,859)
Exercise of option	35,000	—	24	—	—	24	—	24
Net income	—	—	—	—	23,946	23,946	—	23,946
Foreign currency translation adjustment	—	—	—	5,262	—	5,262	—	5,262
Share-based compensation	—	—	57,735	—	—	57,735	—	57,735
Unrealized gain on available-for-sale investments	—	—	—	303	—	303	—	303
Balance as of December 31, 2016	91,169,327	56	50,822	15,791	(36,490)	30,179	—	30,179
Accretion of Series A preferred shares	—	—	(3,762)	—	—	(3,762)	—	(3,762)
Accretion of Series B preferred shares	—	—	(37,509)	—	—	(37,509)	—	(37,509)
Exercise of option	135,000	—	89	—	—	89	—	89
Net income	—	—	—	—	167,682	167,682	(587)	167,095
Foreign currency translation adjustment	—	—	—	(3,175)	—	(3,175)	—	(3,175)
Share-based compensation	—	—	62,787	—	—	62,787	—	62,787
Noncontrolling interest arise from acquisition	—	—	—	—	—	—	2,976	2,976
Unrealized gain on available-for-sale investments	—	—	—	9,484	—	9,484	—	9,484
Balance as of December 31, 2017	91,304,327	56	72,427	22,100	131,192	225,775	2,389	228,164
Accretion of Series A preferred shares	—	—	(177)	—	—	(177)	—	(177)
Accretion of Series B preferred shares	—	—	(4,417)	—	—	(4,417)	—	(4,417)
Issuance of ordinary shares upon initial public offering, net of offering costs of US$10,512	41,600,000	26	657,035	—	—	657,061	—	657,061
Conversion of participating convertible redeemable preferred shares to ordinary shares upon initial public offering	94,537,315	60	354,152	—	—	354,212	—	354,212
Exercise of option and restricted shares	2,661,305	2	3,484	—	—	3,486	—	3,486
Net income	—	—	—	—	340,046	340,046	(3,726)	336,320
Foreign currency translation adjustment	—	—	—	60,357	—	60,357	—	60,357
Share-based compensation	—	—	134,709	—	—	134,709	—	134,709
Repurchase of ordinary shares	(488,000)	—	(8,157)	—	—	(8,157)	—	(8,157)
Unrealized gain on available-for-sale investments, net of tax effect of RMB2,250	—	—	—	14,684	—	14,684	—	14,684
Cumulative effect adjustment related to opening retained earnings for adoption of ASC 606	—	—	—	—	33,329	33,329	—	33,329
Deemed dividend related to issuance of ordinary shares to preferred shareholders	12,064,825	7	164,521	—	(164,521)	7	—	7
Balance as of December 31, 2018	241,679,772	151	1,373,577	97,141	340,046	1,810,915	(1,337)	1,809,578

The accompanying notes are an integral part of these consolidated financial statements.

HUAMI CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				(Note2)
Cash Flows from Operating Activities
Net income	23,946	167,095	336,320	48,915
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,399	3,542	5,773	840
Amortization of intangible assets	—	175	443	65
Write-off of short-term loans	—	—	5,500	800
Impairment loss from long-term investments	—	—	7,590	1,104
Inventory write-down	1,037	2,449	—	—
Share-based compensation	57,735	62,787	134,709	19,592
Loss / (gain) from equity method investment	1,829	(2,806)	(1,743)	(254)
Realized gain from investments	—	(2,373)	(261)	(38)
Loss on disposal of property, plant and equipment	—	192	26	4
Gain from fair value change of long-term investments	—	—	(7,860)	(1,143)
Deferred income taxes	(18,468)	(18,962)	(32,895)	(4,784)
Others	—	—	295	43
Changes in operating assets and liabilities
Accounts receivable	2,218	(13,158)	(26,058)	(3,790)
Inventories	(103,464)	(57,609)	(234,887)	(34,163)
Prepaid expenses and other current assets	6,691	(32,985)	(5,748)	(836)
Amount due from related parties	(287,661)	(109,756)	(45,116)	(6,562)
Other non-current assets	—	—	(3,150)	(458)
Amount due to related parties	—	(281)	5,757	837
Accounts payable	271,999	181,628	356,324	51,825
Notes payable	2,662	2,581	13,693	1,992
Advance from customers	5,885	4,333	(4,740)	(689)
Income tax payable	21,697	972	32,437	4,718
Accrued expense and other current liabilities	28,761	45,572	119,887	17,436
Other non-current liability	—	4,940	51,309	7,463
Net Cash provided by Operating Activities	17,266	238,336	707,605	102,917
Cash Flows from Investing Activities
Purchase of property, plant and equipment	(10,274)	(21,454)	(17,136)	(2,492)
Prepayment for other non-current assets	—	(3,000)	—	—
Purchase of intangible assets	(1,223)	(88)	(52,017)	(7,566)
Cash received from the disposal of property, plant and equipment	—	164	65	10
Purchase of term deposits	—	—	(385,028)	(56,000)
Proceeds from maturity of term deposits	—	—	288,771	42,000
Purchase of business, net of cash acquired of RMB3,475	—	2,323	—	—
Loans provided to related parties	(16,071)	—	(5,000)	(727)
Loans provided to third-parties	—	(12,857)	(8,920)	(1,297)
Proceeds received from loans provided to third-parties	—	1,000	5,578	811
Purchase of short-term investments	(8,937)	(6,506)	(41,300)	(6,007)
Purchase of long-term investments	(62,882)	(23,610)	(109,854)	(15,978)
Disposal of short-term investments	—	2,062	—	—
Disposal of long-term investments	—	23,085	—	—
Net Cash Used in Investing Activities	(99,387)	(38,881)	(324,841)	(47,246)
Cash Flows from Financing Activities
Loans repaid to related party	—	—	(3,221)	(468)
Exercise of share options and restricted shares	24	89	3,486	506
Bank borrowings	10,000	30,000	20,000	2,908
Repayment of bank borrowing	—	(10,000)	(30,000)	(4,363)
Net proceeds from initial public offering	—	—	657,062	95,566
Repurchase of ordinary shares	—	—	(8,157)	(1,186)
Net Cash Provided by Financing Activities	10,024	20,089	639,170	92,963
Net (decrease) increase in cash and cash equivalents and restricted cash	(72,097)	219,544	1,021,934	148,634
Effect of exchange rate changes	5,262	(3,175)	60,357	8,779
Cash and cash equivalents and restricted cash at beginning of year	219,987	153,152	369,521	53,744
Cash and cash equivalents and restricted cash at end of the year	153,152	369,521	1,451,812	211,157
Supplemental disclosure of cash flow information
Income tax paid	9,599	35,892	52,063	7,572
Interest paid	—	1,997	1,310	191
Non-cash investing and financing activity
Payable for long-term investment	15,000	—	275	40
Conversion from loan to long-term investment	—	8,000	—	—
Non-monetary exchange of convertible bond to intangible assets	—	—	7,104	1,033
Payable for property, plant and equipment	—	264	15	2
Conversion of preferred shares to ordinary shares	—	—	354,212	51,518
Deemed dividend related to issuance of ordinary shares to preferred shareholders	—	—	209,752	30,507

The accompanying notes are an integral part of these consolidated financial statements.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

1. ORGANAZATION AND PRINCIPAL ACTIVITIES

Huami Corporation (the “Company”) was incorporated in the Cayman Islands in December 2014. The Company, its wholly owned subsidiaries and its variable interest entities (“VIEs”), Anhui Huami Information Technology Co., Ltd. (“Anhui Huami”), Huami (Beijing) Information Technology Co., Ltd. (“Beijing Huami”), and Anhui Huami's subsidiaries, are collectively referred to as the “Group”.

The Group primarily engages in the business of developing, manufacturing and selling smart, wearable technological devices in the People’s Republic of China (“PRC”). During the year ended December 31, 2016, 2017 and 2018, the Group derived over 65% of its revenue from sales of exclusively designed and manufactured smart wearable devices to one customer who is controlled by one of its shareholders.

As of December 31, 2018, details of the Company’s subsidiaries and VIEs were as follows:

	Place of incorporation	Date of incorporation/acquisition	Percentage of ownership
Subsidiaries of the Company:
Huami HK Limited (“Huami HK”)	Hong Kong (“HK”)	December 23, 2014	100%
Huami, Inc. (“Huami Inc”)	United States of America (“U.S.”)	January 15, 2015	100%
Beijing ShunYuan KaiHua Technology Co., Ltd. (“ShunYuan”)	PRC	February 25, 2015	100%
Huami (Shenzhen) Information Technology Co., Ltd. (“Huami SZ”)	PRC	December 7, 2015	100%
Anhui Huami Intelligent Technology Co., Ltd. (“Huami Intelligent”)	PRC	December 28, 2015	100%
Rill, Inc. (“Rill”)	U.S.	June 16, 2016	100%
DingShow	Cayman Islands	October 10, 2018	100%
Bitinno Technologies Inc. ("Bitinno")	U.S.	November 26, 2018	100%
Variable interest entities of the Company:
Anhui Huami	PRC	December 27, 2013	Consolidated VIE
Beijing Huami	PRC	July 11, 2014	Consolidated VIE
Subsidiaries of Anhui Huami:
Anhui Huami Healthcare Co., Ltd. (“Huami Healthcare”)	PRC	December 5, 2016	VIE’s subsidiary
Shenzhen Yunding Information Technology Co., Ltd. (“Yunding”)	PRC	July 31, 2017	VIE’s subsidiary
Oclean Information Technology Co., Ltd. ("HK Yunding")	HK	March 7, 2017	VIE’s subsidiary

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

A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s rights under the purchase option agreement, for which Mr. Wang Huang’s, the chief executive officer ("CEO") of the Company (“Mr. Huang”), consent is not required. The Company’s rights under the purchase option agreement give the Company the power to control the shareholders of Anhui Huami and Beijing Huami. In addition, the Company’s rights under the power of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIEs’ economic performance. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute consulting and service agreements and also ensures that consulting and service agreements will be executed and renewed indefinitely unless a written agreement is signed by all parties to terminate it or a mandatory termination is requested by the local government. The Company has the rights to receive substantially all of the economic benefits from the VIEs.

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

Mr. Huang is the largest shareholder of Anhui Huami and Beijing Huami, and Mr. Huang is also the largest beneficiary owner of the Company. The interests of Mr. Huang as the largest beneficiary owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Huang is only one of the beneficiary shareholders of the Company, holding 29.5% of the total common shares as of December 31, 2018. The Company cannot assert that when conflicts of interest arise, Mr. Huang will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Huang may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Huang will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Huang as a beneficiary shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Huang, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Huang, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

1. ORGANAZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to VIE structure – continued

In addition, most of the current shareholders of Anhui Huami and Beijing Huami are also beneficial owners of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, to further protect the investors’ interest from any risk that the shareholders of Anhui Huami and Beijing Huami may act contrary to the contractual arrangements, the Company, through Shun Yuan, entered into an irrevocable power of attorney with all of the shareholders of Anhui Huami and Beijing Huami on April 29, 2015 and November 3, 2017. Through the power of attorney, all shareholders of Anhui Huami and Beijing Huami have entrusted the person designated by Shun Yuan as its proxy to exercise their rights as the shareholders of Anhui Huami and Beijing Huami with respect to an aggregate of 100% of the equity interests in Anhui Huami and Beijing Huami.

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions within the Group:

	As of December 31,
	2017	2018
	RMB	RMB
Total current assets	1,178,273	2,202,009
Total non-current assets	129,588	191,522
Total assets	1,307,861	2,393,531
Total current liabilities	809,653	1,329,010
Total non-current liabilities	10,486	61,211
Total liabilities	820,139	1,390,221

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Revenues	1,552,340	2,042,640	3,638,560
Net income	269,162	327,101	643,239

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net cash provided by operating activities	15,316	248,642	712,210
Net cash used in investing activities	(81,954)	(19,643)	(72,862)
Net cash provided by financing activities	17,500	20,000	(13,221)

The intercompany payable between Anhui Huami and Shunyuan were RMB44,420 and RMB68,713 as of December 31, 2017 and 2018, respectively. Those were eliminated by the Company upon consolidation.

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

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, inventory valuation, the useful lives of long-lived assets, impairment of long-lived assets, impairment of goodwill, product warranties, fair value measurement of ordinary shares and preferred shares, fair value measurement of long-term available-for-sale investments and long-term investments of non-marketable equity securities with fair value change through profit or loss, share-based compensation, the valuation allowance for deferred tax assets and income tax. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

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

Measured fair value on a recurring basis

The Group measured its financial assets and liabilities primarily including available-for-sale securities at fair value on a recurring basis as of December 31, 2017 and 2018.

Measured fair value on a nonrecurring basis

The Group measured the fair value of the intangible assets acquired through non-monetary exchange at fair value. The fair values was determined using models with significant unobservable inputs (Level 3 inputs). The Group used the income approach by applying the discounted cash flow method (“DCF”). The DCF involves applying an appropriate discount rate to discount future cash flows to present value. The future cash flows represent management’s best estimation as of the measurement date. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value and these assumptions are consistent with the Group’s business plan. In determining an appropriate discount rate, the Group has considered the weighted average cost of capital (“WACC”) by considering relative risk of the industry and the characteristics of the Company. A discount rate of 22% as of the valuation date was used for the fair value measurement of intangible assets.

The Group measured acquired intangible assets using the income approach-discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to acquired intangible assets arising from acquisitions during the years ended December 31, 2016, 2017 and 2018.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Measured fair value on a nonrecurring basis – continued

The Group measured goodwill at fair value on a nonrecurring basis when it is evaluated annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The fair value of goodwill is determined using discounted cash flows, and an impairment loss will be recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group did not recognize any impairment loss related to goodwill during the year ended December 31, 2016, 2017 and 2018.

For equity investments without readily determinable fair values for which the Company elected to use the measurement alternative starting in 2018, the equity investment is measured at fair value on a nonrecurring basis when there is an orderly transaction for identical or similar investments of the same issuer.

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, term deposit, accounts receivable, restricted cash, amount due from related parties, available-for-sale securities investments, accounts payable, notes payable, short-term bank borrowing and amount due to related parties. The Company carries its available-for-sales investments at fair value. The carrying amounts of cash and cash equivalents, term deposit, accounts receivable, restricted cash, amount due from related parties, accounts payable, notes payable and short-term bank borrowings approximate their fair values due to the short-term maturities of these instruments.

Cash and cash equivalents

Cash and cash equivalents consist of cash on-hand, demand deposits with financial institutions, term deposits with an original maturity of three months or less and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

Restricted cash

Restricted cash represents deposits made to the bank for bank acceptance notes (or notes payable) issued by the Group. When the Group issues the bank acceptance notes, the banks requires the Group to make a deposit for 40% or 60% of the face value of the bank acceptance notes issued as collateral. The deposits for unsettled bank acceptance notes are recorded as restricted cash in the consolidated balance sheet as of December 31, 2017 and 2018.

Term deposit

Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months and less than one year.

Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for doubtful accounts.

Allowance for doubtful accounts

The Group maintains an allowance for doubtful accounts for estimated losses on uncollected accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves. As of December 31, 2017 and 2018, the Company recorded nil allowance for doubtful account.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Inventories

Inventories of the Group consist of raw materials, finished goods and work in process. Inventories are stated at the lower of cost or net realizable value on a weighted average basis. Inventory costs include expenses that are directly or indirectly incurred in the purchase, including shipping and handling costs charged to the Group by suppliers, and production of manufactured product for sale. Expenses include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits, and indirect labor. Cost is determined using the weighted average method. The Group assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon the product life cycle. During the years ended December 31, 2016, 2017 and 2018, inventory write-down amounted to RMB1,037, RMB2,449 and nil, respectively.

Short-term investments

Short-term investments are mainly consist of investment in convertible bonds with a maturity of less than one year. These investments are accounted for as available-for-sale investments and measured at fair value.

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

Intangible assets, net

Acquired intangible assets other than goodwill consist of the domain name for the Company’s website www.huami.com, trademark and patents.

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

The trademark and patents are recognized as intangible assets with finite lives and are amortized on a straight-line basis over their expected useful economic lives. Amortization is calculated on a straight-line basis over the estimated useful life of 10 years.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combination. Goodwill is not amortized but is tested for impairment annually or more frequently if events on changes in circumstance indicate that it might be impaired.

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

During the year ended December 31, 2017 and 2018, the Group recognized nil impairment loss on goodwill.

Long-term investments

The Group’s long-term investments consist of equity securities without readily determinable fair value, equity method investments and available-for-sale securities investments.

(a)	Equity securities without readily determinable fair value

On January 1, 2018, the Group adopted Accounting Standards Update ("ASU") No. 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities and 2018-03 Technical Corrections and Improvements to Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. Prior to 2018, for investee companies over which the Group does not have significant influence or a controlling interest, equity securities without determinable fair value were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. Starting in 2018, these securities are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earning trends and other company specific information. During the years ended December 31, 2016, 2017 and 2018, the Group did not record any impairment losses on its equity securities without readily determinable fair values.

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

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments – continued

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Group recorded nil, nil and RMB4,133 impairment losses on its equity method investments during the years ended December 31, 2016, 2017 and 2018.

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

The Group reviews its available for sale investments for other than temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the investees. The Group recorded nil, nil and RMB3,457 impairment losses on its available- for-sale investments during the years ended December 31, 2016, 2017 and 2018, respectively.

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

Revenue recognition

On January 1, 2018, the Group adopted Accounting Standards Update (ASU) 2014-09, Revenue Contracts with Customers (Topic 606), "Topic 606" applying the modified retrospective method to all contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. Please see the newly adopted accounting pronouncement for detail regarding the impact on the Group's financial statements that arise from the adoption.

Nature of Goods and Services

The Group generates substantially all of its revenues from sales of smart, wearable devices. The Group also generates a small amount of its revenues from its subscription-based services. For the year ended December 31, 2018, the Group generated 66.9% of revenue from one customer for sales of exclusively designed and manufactured smart wearable devices and 33.1% of revenue from sales of the Group's self-branded products and others. Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods or services. The Group recognizes revenue, net of estimated sales returns and value-added taxes ("VAT").

The Group has determined that its contracts with its customers include multiple performance obligations that the Group accounts for separately as those are distinct from other items in the contract. The first performance obligation is the smart wearable device and embedded firmware that is essential to the functionality of the device, which the customer can benefit from it on its own or with other resources that are readily available to the customer. The second performance obligation is the software services included with the products, which are provided free of charge and enable users to sync, view, and access real-time data on the Group’s mobile apps. The third performance obligation is the embedded right included with the purchase of the device to receive, on a when-and-if-available basis, future unspecified firmware upgrades and features relating to the product’s essential firmware.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition – continued.

The Group allocates the transaction price to all performance obligations based on their relative standalone selling prices. The standalone selling prices are determined based on the expected cost plus margin as the Group determined that no observable price is available for any of its performance obligation. The Group considered multiple factors in the process of determining its cost plus margin including consumer behaviours and the Group’s internal pricing model. The cost plus margin estimated selling price for the smart and wearable devices comprised the majority of the transaction. The cost plus margin estimated selling price for the software services and software upgrades was estimated from RMB1.77 to RMB5.68 per unit for the year ended December 31, 2018. The Group recognizes revenue for the amounts allocated to the connected smart and wearable devices when the customer obtains control of the Group's product, which occurs at a point of time, typically upon delivery to the reseller and acceptance by the reseller, who has been identified as the customer of the Group. Amounts allocated to the software services and unspecified upgrade rights are deferred and recognized over time as the customer simultaneously receives and consumes the benefit over an estimated nine-month period.

Sales of self-branded products and others

For the year ended December 31, 2018, the Group generated 33.1% of revenues from sales of the Group's self-branded products and others to retailers, distributors and end users. The Group’s revenue recognition for its self-branded products was consistent with that described in the preceding paragraphs.

Cooperation agreement with one customer

For the year ended December 31, 2018, the Group generated 66.9% of revenues from one customer for sales of exclusively designed and manufactured smart wearable devices. That customer is also the sole distributor for such smart wearable devices and is one of our shareholders (see Note 22). Under the cooperation agreement with this customer, the Group produces and assembles final product for shipments of wearable devices to that customer, who are then responsible for commercial distribution and sale of the product. The arrangement includes two payment instalments.  The first payment instalment is priced to recover the costs incurred by the Group in developing and shipping the devices to the customer and is due from the customer to the Group once the products have been delivered and accepted by the customer. The Group allocates the initial payment instalment between the hardware device, the software services, and the software upgrades based on their standalone selling price and recognizes revenue based on its recognition policy further described in the preceding paragraph. The Group is also entitled to receive a potential second instalment payment calculated as 50 percent of the future net profits from commercial sales made by the customer. The Group has determined that the second instalment consideration constitutes variable consideration and includes the amount in the transaction price to the extent it is not constrained and it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period (see below for further details). The second instalment is also allocated between the hardware device, the software services, and the software upgrades based on the relative standalone price and is recognized based on the Group's recognition policy further described in the preceding paragraph. The Group’s revenue recognition policy of its products under its cooperation agreement is substantially consistent with that for its sales of self-branded products except that the instalment payments arrangement under the cooperation agreement is not available to the self-branded products.

Variable Consideration

Revenues from product sales are recorded at the net sales price (transaction price), which includes estimate of variable consideration which result from the Group's cooperation agreement with one customer (see above for more details). The amount of variable consideration is included in the transaction price to the extent it is not constrained and that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. Actual amounts of consideration ultimately received may differ from the Group's estimates. If actual results in the future vary from the Group's estimates, the Group will adjust these estimates, which would affect revenue and earnings in the period such variances are known.

Sales Incentive

Starting in 2018, the Group provides sales incentives to its customers for self-branded products, including reduced sales prices and volume-based discounts. Volume discounts are negotiated on a contract-by-contract basis with customers and the discount will increase depending upon the volume purchased over the period. The sales incentives are discounts to be applied to future sales to the customer which cannot be exchanged for cash. To the extent that the volume discount or sales incentive represents a material right or options to acquire additional goods or services at a discount in the future period, the material right is recognized as a separate performance obligation at the outset of the arrangement based on the most likely amount of incentive to be provided to the customer. Amounts allocated to a material right are recognized as revenue when those future goods are sold to the customers.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Practical Expedients and Exemptions

The Group generally expenses sales commissions when incurred because the amortization period would have been one year or less.  These costs are recorded within selling and marketing expenses. In addition, the Group does not disclose the value of unsatisfied performance obligations as all of its contracts have an original expected length of one year or less.

Periods prior to January 1, 2018

The Group recognized revenue when a persuasive evidence of an arrangement exists, delivery has occurred and the services have been rendered, the sales price is fixed or determinable, and collection is reasonably assured. The Group recognized revenue, net of estimated sales returns and value-added taxes ("VAT").

The Group’s contracts with its customers included multiple element arrangements. The first deliverable was the smart wearable device and embedded firmware that was essential to the functionality of the device. The second deliverable was the software services included with the products, which were provided free of charge and enabled users to sync, view, and access real-time data on the Group’s mobile apps. The third deliverable was the embedded right included with the purchase of the device to receive, on a when-and-if-available basis, future unspecified firmware upgrades and features relating to the product’s essential firmware.

The Group allocated revenue to all deliverables based on their relative selling prices. The Group used a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence (“VSOE”) of fair value, (ii) third-party evidence (“TPE”), and (iii) best estimate of the selling price (“BESP”). Because the Group did not have neither VSOE nor TPE for any of its deliverables, revenue was allocated to the deliverables on the Group’s BESP as if each deliverable was sold regularly on a stand-alone basis. The Group’s process for determining its BESP considered multiple factors including consumer behaviors and the Group’s internal pricing model. The BESP for the smart and wearable devices comprised the majority of the arrangement consideration. The BESP for the software services and software upgrades was estimated from RMB 0.43 to RMB 2.82 per unit and from RMB1.30 to RMB 5.69 per unit for the years ended December 31, 2016 and 2017, respectively. The Group recognized revenue for the amounts allocated to the connected smart and wearable devices at the time of delivery (except as noted below), provided the other conditions for revenue recognition have been met. Revenue for products sold through distributors or retailers was recognized on a sell-in basis. Amounts allocated to the software services and unspecified upgrade rights were deferred and recognized on a straight-line basis over their estimated usage period which approximately 9 months.

Sales of self-branded products and others

For the years ended December 31, 2016 and 2017, the Group generated 7.9% and 21.2% of revenues from sales of the Group's self-branded products and others to retailers, distributors and end users. The Group’s revenue recognition for its self-branded products was consistent with that described in the preceding paragraphs.

Cooperation agreement with one customer

For the years ended December 31, 2016 and 2017, the Group generated 92.1% and 78.8% of revenues from one customer for sales of exclusively designed and manufactured smart wearable devices.  That customer was also the sole distribution channel for such smart wearable devices and is one of our shareholders (see Note 22). Under the cooperation agreement with this customer, the Group produces and assembles final product for shipments of wearable devices to that customer, who are then responsible for commercial distribution and sale of the product.  The arrangement includes two payment instalments. The first payment instalment is priced to recover the costs incurred by the Group in developing and shipping the devices to the customer and is due from the customer to the Group once products have been delivered and accepted by the customer. The Group allocates the initial payment instalment between the hardware device, the software services, and the software upgrades based on their relative fair value and recognizes revenue based on its recognition policy further described in the preceding paragraph. The Group is also entitled to receive a potential second instalment payment calculated as 50 percent of the future net profits from commercial sales made by the customer.  Given the revenue from the profit sharing arrangement is contingent on the commercial sale, the Group recognized revenue from the second instalment in the period following the commercial sale by the customer, which is when the fee was fixed and determinable. The fee related to the second instalment was usually earned by the Group between 30 to 45 days after initial shipment of the product to the customer. The second instalment was also allocated between the hardware device, the software services, and the software upgrades based on their relative fair value and is recognized based on the Group's recognition policy further described in the preceding paragraph. The Group’s revenue recognition policy of its products under its cooperation agreement was substantially consistent with that for its sales of self-branded products except that the instalment payments arrangement under the cooperation agreement is not available for the self-branded products.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Value added taxes

"VAT" on sales was previously calculated at 17% on revenue from products before May 1, 2018 and thereafter, in accordance with Cai Shui [2018] No.32, the VAT rate decreased to 16%. The Group reports revenue net of VAT. Subsidiaries that are VAT general tax payers are allowed to offset qualified VAT paid against their output VAT liabilities.

Rights of return

The Group offers limited sales returns for self-branded products sold directly to its customers. The Group estimates the amount of its products sales that may be returned by its customers and records this estimate as a reduction of revenue in the period the related revenue is recognized. The Group currently estimates product return liabilities using its own historical sales information. For the years ended December 31, 2017 and 2018, returns have been insignificant.

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

Advertising expense

Advertising expense are expensed as incurred and included in selling and marketing expenses. Total advertising expenses were RMB13,474, RMB7,586 and RMB25,362 for the years ended December 31, 2016, 2017 and 2018, respectively.

Government subsidies

Government subsidies represent government grants received from local government authorities to encourage the Group’s technology and innovation. The Group records such government subsidies as other income when it has fulfilled all of its obligation related to the subsidy.

During the years ended December 31, 2016, 2017 and 2018, the Group recognized RMB14,726, RMB6,719 and RMB9,679 as subsidy income, respectively. As of December 31, 2018, subsidies of RMB8,888 were recorded as other current liabilities and RMB56,249 were recorded as other non-current liabilities as the Group has to meet certain performance conditions required by the government authorities.

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

Income taxes – continued.

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

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income, net of tax. Other comprehensive income refers to revenue, expenses, and gains and losses that are recorded as an element of shareholders’ equity but are excluded from net income. The Group’s other comprehensive income consists of foreign currency translation adjustments from its subsidiaries not using the RMB as their functional currency and the fair value change of available-for-sale investments of the Group. Comprehensive income is reported in the consolidated statements of comprehensive income.

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

In the financial statements of the Company’s subsidiaries and consolidated VIEs and VIEs’ subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of operations during the year in which they occur. For the years ended December 31, 2016, 2017 and 2018, the transaction (losses)/gains amounted to RMB(5,773), RMB779 and RMB(7,588) and were recorded in general and administrative expenses.

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in US$ amounted to RMB98,537, RMB66,494 and RMB513,526 as of December 31, 2016, 2017 and 2018, respectively.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows from RMB into US$ as of and during the year ended December 31, 2018 is solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8755, representing the rate as certified by the statistical release of the Federal Reserve Board of United States on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollar at that rate on December 31, 2018, or at any other rate.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

(Loss)/Net income per share

Basic (loss)/net income per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

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

Diluted (loss)/income per ordinary share reflect the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable participating preferred shares, share options, restricted shares and restricted stock units which could potentially dilute basic (loss)/ income per ordinary share in the future. To calculate the number of shares for diluted (loss)/income per ordinary shares, the effect of the convertible redeemable participating preferred shares is computed using the as-if-converted method; the effect of the share options, restricted shares and restricted stock units is computed using the treasury stock method.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, accounts receivable and revenue. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality.

The Group conducts credit evaluations of third-party customers and related parties, and generally does not require collateral or other security from its third-party customers and related parties. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties.

Accounts receivable concentration of credit risk is as below:

As of December 31,
	2017	2018
	RMB	RMB
Company A	18,782(57.1%)	10,600(18.0%)
Company B	—	25,264(42.9%)
Total	18,782(57.1%)	35,864(60.9%)

Amount due from related parties concentration of credit risk is as below:

As of December 31,
	2017	2018
	RMB	RMB
Company C	566,732(98.0%)	631,204(96.2%)
Total	566,732(98.0%)	631,204(96.2%)

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk – continued

Revenue generated from Company C accounted for 93.1%, 86.6% and 76.8% of total revenue during the year ended December 31, 2016, 2017 and 2018, respectively. Company C is subsidiary of a company controlled by one of the Group’s shareholders (see note 22).

For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Company C	1,448,960(93.1%)	1,773,595(86.6%)	2,798,824 (76.8%)
Total	1,448,960(93.1%)	1,773,595(86.6%)	2,798,824 (76.8%)

Supplier Concentration

The Group relies on third parties for the supply and manufacturing of its products, as well as third-party logistics providers. In instances where these parties fail to perform their obligations, the Group may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time, if at all.

For the year ended December 31, 2018, 38.6% of its raw materials were purchased through Company D, but numerous alternate sources of supply are readily available on comparable terms.

Newly adopted accounting pronouncements

On January 1, 2018, the Group adopted Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Group applied the five-step method outlined in Topic 606 to all revenue streams and elected to adopt the standard using the modified retrospective method. The additional disclosures required by the ASU have been included in Note 2 and Note 13.

The adoption of Topic 606 did not have a significant impact on revenue recognized on sales from the Group's self-branded products; however, it did have a significant impact on revenue recognized on sales under the Group's cooperation agreement with one customer. Under the accounting standards in effect in the prior period, the second instalment payment in the Group's cooperation agreement, calculated as 50 percent of the future net profits from commercial sales made by the customer, was considered contingent and recognized in the period following the commercial sale by the customer, which is when the fee became fixed or determinable.

Under Topic 606, revenue related to the second instalment payment in the Group's cooperation agreement is considered variable consideration and the amount determined to be not probable of significant future reversal, which is the entire second instalment amount, is included in the transaction price utilizing the expected value method.

As a result of the adoption, the Group recognized the following impact for the year ended and as of December 31, 2018:

	For the year ended December 31,
	Under ASC 605	Impact	Under ASC 606
	RMB	RMB	RMB
Revenue	3,645,385	(50)	3,645,335
Amount due from related parties	623,120	33,279	656,399
Retained earnings at beginning	131,192	33,329	164,521

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

The adoption of the standard had no impact to net cash from or used in operating, investing, or financing activities in the Group’s consolidated statement of cash flows. Please refer to Note 13 for more information on disaggregate of revenue with customers.

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

ASU 2016-01 was further amended in February 2018 by ASU 2018-03, "Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities". This update was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued.

ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively.

The Group has adopted the new standard as of January 1, 2018, which did not result in a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The purpose of ASU 2017-01 is to change the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. ASU 2017-01 became effective for the Company on January 1, 2018. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public companies, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and nonlease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements. The Group is in the process of completing its evaluation of the effect of the adoption of this ASU and expects the adoption will result in an increase in the assets and liabilities on the consolidated balance sheet for the operating leases and will have insignificant impact on its consolidated statements of operations and cash flows.

On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequently in November 2018, ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses. The ASUs amend the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In addition, these amendments require the measurement of all expected credit losses for financial assets, including trade accounts receivable, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This guidance and related amendments is effective for annual reporting periods beginning after December 15, 2019, including interim periods therein. Early application is permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018.  The Group is currently assessing the impact this guidance will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, addressing concerns regarding the cost and complexity of the two-step goodwill impairment test, the amendments in this ASU remove the second step of the test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. For public entities, the amendments are effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2019. For public entities, the ASU’s amendments are effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2020. For all other entities, including not-for-profit entities, the ASU’s amendments are effective for annual and interim

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

goodwill impairment tests in fiscal years beginning after December 15, 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is in the process of evaluating the impact that this pronouncements on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement to ASC Topic 820, Fair Value Measurement ("ASC 820"). ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, and/or adding certain disclosures. ASU 2018-13 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2019. An entity is permitted to early adopt by modifying existing disclosures and delay adoption of the additional disclosures until the effective date. The Group is evaluating the effect that adoption of this guidance will have on its consolidated financial statements and related disclosures.

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

The Group recognized RMB2,140 of realized gain from investment in the consolidated statements of operations as a result of remeasuring the 35% equity interests to fair value immediately before the business combination. The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The acquisition-date fair value of the equity interests held by the Company immediately prior to the acquisition date was measured at fair value using a discounted cash flow method and taking into account certain factors including the management projection of discounted future cash flow and an appropriate discount rate. The purchase price allocation described below was determined by the Group with the assistance of an independent valuation appraiser. Yunding financial statements constituted less than 1% of revenue, net income, and total assets of the consolidated financial statement as of and during the year ended December 31, 2017 and 2018. The acquired net assets were recorded at their estimated fair values on the acquisition date. The acquired goodwill is not deductible for tax purposes.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

3. BUSINESS ACQUISITIONS - continued

Acquisition of Yunding – continued

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

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of synergy effect from the acquisition.

4. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Raw materials	169,665	191,242
Work in process	30,195	33,714
Finished goods	49,875	259,666
Total	249,735	484,622

During the years ended December 31, 2016, 2017 and 2018, the Group recorded write-down of RMB1,037, RMB2,449 and nil for the obsolete inventories, respectively.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

5. SHORT-TERM INVESTMENTS

Short-term investments included convertible bonds with maturities less than 1 year and consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Convertible bonds:
Zepp International Limited (“Zepp”) (a)	6,513	—
Shenzhen Snowball Technology Co., Ltd (“Snowball”) (b)	—	16,243
Guangzhou Joyrun Technology Co., Ltd (“Joyrun”) (c)	—	10,751
Abee Semi, Inc.("Abee") (d)	7,208	8,097
Others (e)	—	15,391
Total:	13,721	50,482

(a)

In December 2017, the Group invested RMB6,506 to purchase a convertible bond issued by Zepp, with a 10% interest rate and nine months maturity. During the year ended December 31, 2018, the Group and Zepp entered into a supplementary agreement where Zepp transferred certain patents to the Group in exchange for the extinguishment of the convertible bond. The Group recorded the acquisition of patents at fair value which resulted in an immaterial gain recorded in the consolidated financial statements.

(b)

In June 2018, the Group invested RMB 20,000 to acquire a convertible bond  from Snowball. The convertible bond includes a 4.35% interest rate and has one-year maturity. As part of the agreement, the Group will also receive two years of free services about the connection to the city transportation system for the Amazfit NFC products from Snowball. The fair value of the service is insignificant and is amortized over the service  period. Unrealized gains of RMB443 arise from fair value change of the investment was reported in other comprehensive income during the year ended December 31, 2018.

(c)

In September 2018, the Group invested RMB10,500 to acquire a convertible bond issued by Joyrun with a 8% interest rate and a one-year maturity. The investment was classified as an available-for-sale investment and measured at fair value. The group recognized RMB251 unrealized holding gains in other comprehensive income from the fair value changes in the investment during the year ended December 31, 2018.

(d)

In June 2016, the Group invested RMB6,937 to acquire a convertible bond from Abee. The convertible bond includes a 7% interest rate and has one year maturity.  In June 2017, the Group agreed to extend the maturity date for one additional year. The investment was classified as an available-for-sale investment and measured at fair value. Unrealized holding gains of RMB10 and RMB889 was reported in other comprehensive income during the years ended December 31, 2017 and 2018, respectively.

(e)

The others represent several insignificant short-term investments in convertible bonds which are classified as available-for-sales investments and measured at fair value. The Group recognized RMB391 unrealized gains from these investments.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2017	2018
	RMB	RMB
Deferred IPO expense	13,268	—
Value-added tax	13,170	19,542
Short-term loans	11,857	14,559
Advances to suppliers	5,128	8,359
Other receivables	4,656	8,049
Rental deposits	1,969	4,474
Prepaid expenses	1,014	3,264
Total	51,062	58,247

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Software and electronic equipment	7,092	14,453
Buildings	18,592	19,342
Leasehold improvements	9,327	10,404
Total	35,011	44,199
Less: accumulated depreciation	(6,256)	(12,029)
Construction in progress	—	7,872
Property, plant and equipment, net	28,755	40,042

The Group has recorded depreciation expenses of RMB2,399, RMB3,542 and RMB5,773 during the years ended December 31, 2016, 2017 and 2018, respectively. No impairment was recorded during the years ended December 31, 2016, 2017 and 2018.

Construction in progress includes leasehold improvements as well as the implementation of an information technology system.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

8. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Intangible assets with indefinite lives:
Domain name	1,222	1,222
Intangible assets with finite lives:
Patents	4,304	63,130
Less: accumulated amortization	(187)	(630)
Intangible assets, net	5,339	63,722

During 2018, the Group purchased patents from Physical Enterprises Inc. ("PEI") for a total cash consideration amounting to RMB51,470. The Group acquired the patents for the purpose of facilitating their new product development. Amortization expenses for the intangible assets for the years ended December 31, 2016, 2017 and 2018, were nil, RMB175 and RMB443, respectively. Future amortization expense relating to the existing intangible assets amounted to RMB6,313 per year for each of the next five years and thereafter.

9. LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Equity securities without readily determinable fair value
Sifive, Inc. ("Sifive") (a)	—	20,192
Greenwaves Technologies ("Greenwaves") (b)	—	19,906
Other equity securities without readily determinable fair value (c)	750	16,501
Equity method investments:
Hefei Huaying Xingzhi Fund Partnership (limited partnership) (“Huaying Fund”) (d)	55,905	56,898
Other equity method investments (e)	8,097	11,283
Available-for-sale investments
Sunny Infinity Ltd. ("Sunny") (f)	—	49,091
Other available-for-sale investments (g)	20,486	35,078
Total	85,238	208,949

(a)

In April 2018 and December 2018, the Group invested RMB8,602 and RMB3,730 to acquire 1.01% equity interests in the form of equity securities in Sifive. Sifive is a private company engaging in the business of semiconductor. The equity interest is not considered in-substance common shares due to substantial liquidation preference rights. Accordingly, the investment in Sifive was accounted for as equity securities without readily determinable fair value. The Group recorded RMB7,860 gain from the fair value change of the investment, arising from observable price changes during the year ended December 31, 2018.

(b)

In December 2018, the Group invested RMB19,906 to acquire 8.33% equity interests in Greenwaves. Greenwaves is a private company engaging in the business of semiconductor. The equity interest is not considered in-substance common shares due to substantial liquidation preference rights. Accordingly, the investment in Greenwaves was accounted for as equity securities without readily determinable fair value. For the year ended 2018, there are no observable fair value changes on the investment noted.

(c)

Investments represent certain insignificant investments in third-party private companies, which the Group has no significant influence over the investees. Prior to 2018, the Group accounted for the investment using the cost method. In 2018, those investments are accounted for using the measurement alternative method.

(d)

In August 2016, the Group invested RMB50,000 to acquire 49.5% equity interests in a limited partnership, Huaying Fund, a fund engaged in investing activities in small and middle scale High Tech private companies. The Group accounted for the investment under the equity method because the investments are of common stock and the Group has significant influence through its board seat in the Fund but does not have a majority equity interest or otherwise control.

(e)

The other equity method investments represent several insignificant investments classified as equity method investments as the Group has the ability to exercise significant influence but does not have control over the investees during the year of December 31, 2018.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

9. LONG-TERM INVESTMENTS - continued

(f)

During the year ended December 31, 2018, the Group subscribed certain equity interest in Sunny for a total investment amount of RMB49,091. Sunny is a company established for the sole purpose of making investments in certain start-up and early stage companies in the technology industry. The Group holds an aggregate of 23% equity interests in Sunny and enjoys a redemption right. The investment was classified as available-for-sale investment as the Group determined the interests were debt security and measured at fair value. No fair value change was recognized for the year ended December 31, 2018.

(g)

The other available-for-sale investments represent the investments in debt securities and measured at fair value, which mainly include the investments in convertible bonds and the investments with redemption features.

10. FAIR-VALUE MEASUREMENT

As of December 31, 2017 and 2018, the financial assets and liabilities measured at fair value on a recurring basis mainly consist of the available-for-sale investments, such as the convertible bonds and redeemable preferred shares, which are recorded in short-term and long-term investments. The fair value hierarchy of these investments as of December 31, 2017 and 2018 are as follows:

	As of December 31, 2017
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	RMB	RMB	RMB	RMB
Convertible bonds	—	14,130	—	14,130
Redeemable preferred shares	—	20,077	—	20,077
Total:	—	34,207	—	34,207

	As of December 31, 2018
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	RMB	RMB	RMB	RMB
Convertible bonds	—	50,482	—	50,482
Redeemable preferred shares	—	84,169	—	84,169
Total:	—	134,651	—	134,651

The Group measured the fair value of the convertible bonds based on the respective principals, expected returns and the estimated conversion value. Those convertible bonds are classified as level 2 measurement.

The Group measured the fair value of the redeemable preferred shares based on the recent transactions. Recent transactions include the purchase price agreed by an independent third party for an investment with similar terms. This investment is classified as level 2 measurement.

No transfers occurred between different level fair-value measurements during the years presented.

For equity securities without readily determinable fair value for which the Group elected to use the measurement alternative starting in 2018, the investment is measured at fair value on a nonrecurring basis whenever there is an impairment or any changes resulting from observable price changes in an orderly transaction for the identical or a similar investment of the same issuer. The fair value of the investment was categorised as level 2 in the fair value hierarchy. When evaluating the impairment of these investments, inputs considered primarily include pricing of recent rounds of financing, future cash flow forecasts, liquidity factors, discount rate, and the selection of comparable companies operating in similar businesses.

During the year ended December 31, 2018, the Group recorded an impairment charge amounting to RMB7,590 related to one of its equity method investment and one of its available for sale investment. The fair value of the investment was based on the future cash flow forecast using significant unobservable inputs and represented a Level 3 measurement.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2017	2018
	RMB	RMB
Accrued payroll and welfare	30,207	83,925
Product warranty	8,431	55,599
Deferred revenue	17,876	41,863
Accrued expenses	3,943	6,107
Other tax payable	6,569	4,727
Accrued professional fee	13,268	3,945
Other current liabilities	13,504	17,809
Total	93,798	213,975

Product warranty activities were as follows:

Product Warranty
RMB
Balance as of January 1, 2016	4,275
Provided during the year	14,153
Utilized during the year	(13,558)
Balance at December 31, 2016	4,870
Provided during the year	23,093
Utilized during the year	(19,532)
Balance at December 31, 2017	8,431
Provided during the year	68,866
Utilized during the year	(21,698)
Balance at December 31, 2018	55,599

The warranty costs recorded in cost of revenue were RMB14,153, RMB23,093 and RMB68,866 during the years ended December 31, 2016, 2017 and 2018, respectively. During the year ended December 31, 2018, the Group recorded a one-off additional warranty charge due to an irregular quality matter relating to a specific batch of products as noted by its customer.

12. BANK BORROWING

On December 22, 2016, the Group entered into a loan agreement with Hui Shang Bank amounting to RMB10,000 with one year maturity and a floating interest rate up to 121% of the benchmark interest rate on payment date. On December 22, 2017, the loan was fully repaid by the Group.

On January 4, 2017, the Group entered into a loan agreement with Hefei Branch of China Merchants Bank amounting to RMB30,000 with one year maturity and a fixed interest rate of 5%. On January 4, 2018 the loan was fully repaid by the Group.

On April 2, 2018, the Group entered into a loan agreement with Hefei Branch of China Merchants Bank amounting to RMB20,000 with one year maturity and a fixed interest rate of 5%. As of December 31, 2018, the loan remains outstanding.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

13. REVENUE AND DEFERRED REVENUES

Disaggregation of revenue

All the revenues for the period was recognized from contracts with customers. For the year ended December 31, 2018, most of the Group's revenues were generated in the PRC. Additionally, the majority of the Group's revenues result from sales of products which revenue is recognized at a point of time. The following table provides information about disaggregated revenue by products, including a reconciliation of the disaggregated revenue with reportable segments

For the year ended, December 31, 2018
RMB
Xiaomi Wearable products	2,439,534
Self-branded Products and Others	1,205,801
Total Revenue	3,645,335

Contract balances

The following table provides information about receivables, deferred revenue and refund liability from contracts with customers

2018
RMB
Accounts Receivables	58,925
Amounts due from related parties	656,399
Deferred revenue	41,863
Refund liability (sales return)	153

Accounts receivables are recorded when the right to consideration is unconditional and payments terms on invoiced amounts are typically 30 to 60 days. Amounts due from related parties include both amounts billed (RMB623,120) and unbilled amount (RMB33,279) due from related party under the cooperation agreement. The amount billed is recorded when the right to the consideration is unconditional and payment terms on invoiced amounts are typically 30 to 60 days. Unbilled amount due from related party relate to our contractual right to consideration under our cooperation agreement for the second instalment payment not yet invoiced. Contract liabilities, recorded in accrued expenses in the consolidated balance sheet as of December 31, 2018, include payment received in advance of performance under the contract related to our software services which are realized over the estimated usage period and payment received related to a material right provided to a customer to acquire additional goods or services at a discount in a future period. The Company recorded no impairment charges related to contract assets in the period.

During the year ended December 31, 2018, the Group recognized RMB17,876 of revenue previously included in deferred revenue as of January 1, 2018, which mainly consist of revenue recognized related to its service subscription. Additionally, during the year ended December 31, 2018, the Group billed RMB33,329 to a related party, initially recorded as unbilled amount, mainly due to the timing of invoicing for the goods related to its cooperation agreement. The difference between the opening and closing balances of the Group's contract liabilities primarily results from the timing difference between the Group's performance and the customer's payment.

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

The Company’s subsidiaries Huami HK Limited and Yunding HK are located in Hong Kong and are subject to a two-tiered income tax rates for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by Huami HK and Yunding HK will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

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

The Company’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries are subject to the 25% standard enterprise income tax rate except for Anhui Huami that qualify as a high and new technology enterprise (“HNTE”), which is subject to a tax rate of 15%. Anhui Huami began to qualify as HNTE in 2015 and renewed the HNTE certificate in October 2018. Accordingly Anhui Huami was subject to a tax rate of 15% during the years ended December 31, 2016, 2017 and 2018.

The current and deferred components of income taxes appearing in the consolidated statements of operation are as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Current tax expenses	21,556	46,573	84,931
Deferred tax benefits	(18,468)	(18,962)	(32,895)
Income tax expense	3,088	27,611	52,036

The significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax assets
Accrued expenses	7,919	28,585
Net operating loss carry forwards	33,976	46,447
Total deferred tax assets	41,895	75,032
Less: valuation allowance	—	—
Deferred tax assets, net	41,895	75,032

As of December 31, 2018, the Group had RMB204,677 operating losses deriving from entities in the PRC, Hong Kong and United States. The operating loss in PRC of RMB152,074 can be carried forward for five years and will begin to expire in 2020, if not utilized. The operating loss in the United States before December 31, 2017 can be carried forward for 20 years to offset future taxable profit, while other losses from the year of 2018 may be carried forward indefinitely. The tax losses in Hong Kong can be carried forward without an expiration date.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

14. INCOME TAXES - continued

Management assesses the available positive and negative evidence in certain entities in the PRC, HK and United States to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets and determines the valuation allowance on an entity by entity basis. In making such determination, the Group considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Group's experience with tax attributes expiring unused and tax planning alternatives. The Group's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-forward periods provided for in the tax law. On the basis of this evaluation, for the years ended December 31, 2016, 2017 and 2018, the Company believes the net operating loss carry-forwards could be ultimately realized in the Group and no allowance has been recorded for the deferred tax assets.

Reconciliation between the income tax expense computed by applying the PRC enterprise tax rate of 25% to income before income tax and actual provision were as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Income before income tax	28,863	191,900	386,613
Tax expense at PRC enterprise income tax rate of 25%	7,216	47,975	96,653
Income tax on tax holidays	(16,533)	(30,740)	(58,327)
Tax effect of permanence differences	(621)	(8,190)	(22,733)
Effect of income tax rate differences in jurisdictions other than the PRC	13,026	14,364	36,443
Change in tax rate	—	4,202	—
Income tax expense	3,088	27,611	52,036

If the tax holiday granted to Anhui Huami was not available, the Group’s income tax expense would have increased by RMB16,533, RMB30,740 and RMB58,327, the basic net income per share attributable to the ordinary shareholders of the Company would have decreased by RMB0.30, RMB0.45 and RMB0.28 during the years ended December 31, 2016, 2017 and 2018, respectively, and the diluted net income per share attributable to the ordinary shareholders of the Company would have decreased by RMB0.30, RMB0.45 and RMB0.26 during the years ended December 31, 2016, 2017 and 2018, respectively.

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

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIEs that are available for distribution was RMB350,251 and RMB860,613 as of December 31, 2017 and 2018, respectively. Upon distribution of such earnings, the Company will be subject to PRC EIT taxes, the amount of which is impractical to estimate. The Company did not record any tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

The Group did not identify any significant unrecognized tax benefits for the years ended December 31, 2016, 2017 and 2018, respectively. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

14. INCOME TAXES - continued

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding US$15 (RMB0.1 million) is specifically listed as a “special circumstance”). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion. Therefore, the Group’s PRC domiciled entities are subject to examination by the PRC tax authorities based on the above.

15. ORDINARY SHARES

The Company’s Amended and Restated Certificate of Formation authorizes the Company to issue 405,462,685 ordinary shares with a par value of US$0.0001 per share approximately. As of December 31, 2017, the Company had 91,304,327 ordinary shares issued and outstanding.

In February 2018, the Group completed its IPO upon which the Group's ordinary shares were divided into class A ordinary shares and class B ordinary shares. The ordinary shares before the offering were converted to class B ordinary shares. The 41,600,000 shares issued through the IPO were classified as Class A ordinary shares.  All of the Group's Series A, B-1 and B-2 preferred shares were automatically converted into 94,537,315 Class B ordinary shares. 13,359,788 Class B ordinary shares were re-designated to Class A ordinary shares on a one-for-one basis.

Immediately prior to the completion of its IPO, the Group granted 12,064,825 Class B ordinary shares to its preferred shareholders in consideration of their waivers of the conditions of a qualified initial public offering as provided in the shareholders agreement between the  Group and its preferred shareholders. The Group recorded the issuance at fair value and treated it as a deemed dividend to its preferred shareholders. The Group initially recorded the deemed dividend against retained earnings to reduce it to zero with the remaining amounts charged against additional paid-in capital.  Additionally, the deemed dividend reduced the Group's income available to ordinary shareholders.

Holders of class A ordinary shares are entitled to one vote per share, while holders of class B ordinary shares are entitled to ten votes per share. As of December 31, 2018, there were 57,303,093 Class A and 184,376,679 Class B ordinary shares issued and outstanding.

During the year ended December 31, 2018, the Group repurchased a total of 488,000 ordinary shares from employees and shareholders.  The difference between the repurchase price and the fair value of the ordinary shares at the time of repurchase was immaterial. Those shares were immediately cancelled subsequent to the repurchase.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

16. PREFERRED SHARES

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

16. PREFERRED SHARES – CONTINUED

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

16. PREFERRED SHARES – CONTINUED

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

16. PREFERRED SHARES – CONTINUED

Liquidation Event

The following events shall be deemed a liquidation, dissolution or winding up of the Company (each, a “Liquidation Event”):

(i)	any acquisition of the Company (whether by a sale of equity, merger or consolidation) in which in excess of 50% of the Company’s voting power outstanding before such transaction is transferred;
(ii)	a sale of all or substantially all of the Company’s assets and no substantial business operations will be continued by the Company.

The change in the balance of Series Preferred included in mezzanine equity during the years ended December 31, 2016, 2017 and 2018 are as follows:

	Series A Preferred	Series B-1 Preferred	Series B-2 Preferred
	RMB	RMB	RMB
Balance as of January 1, 2016	19,799	21,041	231,439
Accretion of Preferred A shares	3,209	—	—
Accretion of Preferred B shares	—	2,738	30,121
Balance as of December 31, 2016	23,008	23,779	261,560
Accretion of Preferred A shares	3,762	—	—
Accretion of Preferred B shares	—	3,127	34,382
Balance as of December 31, 2017	26,770	26,906	295,942
Accretion of Preferred A shares	177	—	—
Accretion of Preferred B shares	—	368	4,049
Conversion to ordinary shares	(26,947)	(27,274)	(299,991)
Balance as of December 31, 2018	—	—	—

The Group recognizes changes in the redemption value ratably over the redemption period. Increases in the carrying amount of the redeemable preferred shares are recorded by charges against retained earnings, or in the absence of retained earnings, by charges as reduction of additional paid-in capital until additional paid-in capital is reduced to zero. Once paid-in capital is reduced to zero, the redemption value measurement adjustment is recognized as an increase in accumulated deficit. All of these preferred shares were converted to ordinary shares upon the Qualified IPO which was completed in February 2018.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

17. SHARE-BASED PAYMENT

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

A summary of non-vested restricted share activity during the year ended December 31, 2018 is presented below:

Number of shares
Outstanding at January 1, 2018	22,783,582
Granted	—
Forfeited	—
Vested	11,391,791
Outstanding at December 31, 2018	11,391,791

The Group determined that the non-vested restricted shares are participating securities as the holders of the non-vested restricted shares have a non-forfeitable right to receive dividends with all ordinary shares but the non-vested restricted shares do not have a contractual obligation to fund or otherwise absorb the Group’s losses. See note 23 for details.

During the years ended December 31, 2016, 2017 and 2018, the Group recorded share-based compensation expense of RMB50,842, RMB51,463 and RMB55,311 related to the unvested shares of the Founders respectively.

Share options

2015 Share Incentive Plan

On October 21, 2015, the Group adopted the 2015 share incentive plan (“2015 Plan”) which consists of a share incentive plan for U.S. service providers (“U.S. Plan”) and a share incentive plan for PRC service providers (“PRC Plan”). The maximum aggregate number of ordinary shares that may be issued under the 2015 Plan is 14,328,358 ordinary shares to be allocated to employees, officers, directors or consultants of the Company.

During the years ended December 31, 2016, 2017 and 2018, the Group granted 140,000, nil and nil share options to certain personnel under the US Plan. Those options have an exercise price of US$0.1 per share and vest over four years. 25% of the share options vest on the first anniversary, while the remaining vest 1/3 yearly after each one-year continuous service. The share options expire 10 years from the date of grant.

During the years ended December 31, 2016, 2017 and 2018, the Group granted 925,235, 1,545,688 and nil share options to certain personnel under the PRC Plan. Those options have an exercise price of US$0 per share and expire 10 years from the date of grant. Those options also include an exercise provision whereas shares become exercisable after the closing of an IPO. The Group has recorded nil, nil and RMB40,449 share-based compensation expense for the years ended December 31, 2016, 2017 and 2018 related to such options, respectively.

During the years ended December 31, 2016, 2017 and 2018, the Group granted nil, 500,000 and nil share options to certain personnel under the U.S. Plan which were fully vested as of the grant date. Those options have an exercise price range from US$0.79 to US$0.99 per share and expire 10 years from the date of grant.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

17. SHARE-BASED PAYMENT – CONTINUED

Share options – continued

2018 Share Incentive Plan

In January 2018, The Company adopted the 2018 share incentive plan ("2018 Plan"), commencing on January 1, 2018, which provides additional incentives to employees, directors and consultants to promote the success of the Group’s business. Under the 2018 share incentive plan, the maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2018 Plan is 9,559,607 ordinary shares, assuming the underwriters do not exercise their over-allotment option. The number of shares reserved for future issuances under the 2018 Plan will be increased by (i) a number equal to 1.0% of the total number of outstanding shares immediately after IPO, or (ii) such number of shares as may be determined by the board of directors, on the first day of each calendar year during the term under 2018 Plan.

During the year ended December 31, 2018, the Group granted 6,988,469 share options to certain personnel under the 2018 Plan. The exercise price of these options is US$0.35 per share. During the year ended December 31, 2018, the Group has recorded RMB9,523 share-based compensation expense for such options.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with assistance from independent valuation firms. Assumptions used to determine the fair value of share options granted during the years ended December 31, 2016, 2017 and 2018 are summarized in the following table:

	For the years ended December 31,
	2016	2017	2018
Risk-free interest rate	1.62%-2.85%	2.2%	2.04%-2.83%
Expected volatility	46.2%	49.0%	36%-52.5%
Expected life of option (years)	10	9.76-10	1-10
Expected dividend yield	0.0%	0.0%	0.00%
Fair value per ordinary share	7.5	12.56	15.03-16.85

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

(v) Fair value of underlying ordinary shares

During the year ended December 31, 2018, the fair value of the underlying ordinary shares is determined based on the closing market price of the share. During the years ended December 31, 2016 and 2017, the estimated fair value of ordinary shares as of the respective dates was determined based on a retrospective valuation with the assistance of a third party appraiser.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

17. SHARE-BASED PAYMENT – CONTINUED

Share options – continued

A summary of the stock option activity under the 2015 and 2018 Plan during the year ended December 31, 2018 is included in the table below.

	Options granted Share Number	Weighted average exercise price per option
		US$
Outstanding at January 1, 2018	7,338,559	0.16
Granted	6,988,469	0.35
Exercised	774,325	0.66
Cancelled and forfeited	209,473	0.15
Outstanding at December 31, 2018	13,343,230	0.23

The following table summarizes information regarding the share options granted December 31, 2018:

	December 31, 2018
	Options Number	Weighted- average exercise price per option	Weighted- average remaining exercise contractual life (years)	Aggregate intrinsic value
		US$		US$
Options
Outstanding	13,343,230	0.23	8.38	29,776
Exercisable	6,582,663	0.13	7.42	15,308
Expected to vest	6,760,567	0.32	9.31	14,468

The total intrinsic value of options exercised during the years ended December 31, 2016, 2017 and 2018 amounted RMB 262, RMB1,695 and RMB6,858, respectively.

The weighted average grant date fair value of options granted during the year ended December 31, 2016, 2017 and 2018 was RMB5.67, RMB11.22 and RMB15.12 per share, respectively.

During the years ended December 31, 2016, 2017 and 2018, the Group recorded share-based compensation expense of RMB394, RMB4,713 and RMB49,972 for the options granted under the 2015 Plan and 2018 Plan.

In January 2018, the Group amended and accelerated the vesting schedule of 6,817,372 previously granted options, which became immediately exercisable. The Group recognized the remaining compensation cost immediately for those shares upon the modification.

As of December 31, 2018, there was RMB96,369 of unrecognized compensation expenses for the options.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

17. SHARE-BASED PAYMENT – CONTINUED

Restricted Share

On October 21, 2015, the Company granted 4,740,777 restricted shares under the U.S. Plan to employees at exercise price of US$0 per share.

These shares have a vesting period of four years of employment services with the first one-fourth vesting on the first anniversary from the grant date, and the remaining three-fourth vesting on an annual basis over a three-year period ending on the fourth anniversary of the grant date. The non-vested shares are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested shares. In the event a non-vested shareholder’s employment for the Company is terminated for any reason prior to the fourth anniversary of the grant date, the holder’s right to the non-vested shares will terminate effectively. The outstanding non-vested shares shall be forfeited and automatically transferred to and reacquired by the Company at nil consideration.

The Group recognized compensation expense over the four year service period on a straight line basis. The aggregate fair value of the restricted shares at the grant dates was RMB25,397. The fair values of non-vested shares are measured at the fair value of the Company’s ordinary shares on the grant-date which was RMB5.36 (US$0.84).

As of December 31, 2018, there was RMB118 unrecognized compensation cost related to non-vested shares which is expected to be recognized over a weighted average vesting period of 0.04 years.

A summary of the restricted share activity for the year ended December 31, 2016, 2017 and 2018 is presented below:

Restricted Shares
Outstanding at January 1, 2016	4,378,996
Vested	1,150,718
Outstanding at December 31, 2016	3,228,278
Vested	1,150,718
Outstanding at December 31, 2017	2,077,560
Cancelled and forfeited	411,930
Vested	1,150,718
Outstanding at December 31, 2018	514,912

During the years ended December 31, 2016, 2017 and 2018, the Group recorded compensation expense of RMB6,499, RMB6,611 and RMB3,992 for the restricted shares, respectively.

Restricted Stock Units

During the year ended December 31, 2016, 2017 and 2018, the Company granted 745,500, 1,700,000 and 658,056 restricted stock units respectively to employees at an exercise price of US$0 per share. These shares have a vesting period of four years of employment services with the first one-fourth vesting on the first anniversary from grant date, and the remaining three-fourth vesting on an annual basis over a three-year period ending on the fourth anniversary of the grant date. The restricted stock units (“RSU”) are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested shares. In the event a non-vested shareholder’s employment for the Company is terminated for any reason prior to the fourth anniversary of the grant date, the holder’s right to the non-vested shares will terminate effectively. The outstanding restricted stock units shall be forfeited and automatically transferred to and reacquired by the Company at nil consideration.

The Group recognized compensation expense over the four year service period on a straight line basis. The aggregate fair value of the restricted stock units at grant dates was RMB41,713. The fair values of non-vested shares are measured at the fair value of the Company’s ordinary shares on the grant-date which were RMB5.96, RMB11.38 and RMB15.87 during the years ended December 31, 2016, 2017 and 2018.

During the years ended December 31, 2016, 2017 and 2018, the Group recorded compensation expense of RMB nil, nil and RMB25,434 for the restricted stock units, respectively.

As of December 31, 2018, there was RMB8,906 unrecognized compensation cost related to restricted stock units which is expected to be recognized over a weighted average vesting period of 3.41 years. The weighted average granted fair value of restricted stock units granted during the years ended December 31, 2016, 2017 and 2018 were RMB7.5 per RSU, RMB12.54 per RSU and RMB15.75 per RSU.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

17. SHARE-BASED PAYMENT – CONTINUED

Restricted Stock Units - continued

A summary of the restricted stock units activity during the year ended December 31, 2018 is presented below:

RSUs
Unvested balance at January 1, 2018	2,298,775
Granted	658,056
Cancelled and forfeited	162,750
Vested (a)	2,231,168
Unvested balance at December 31, 2018	562,913

(a)

In January 2018, the Group amended and accelerated the vesting schedule of 1,700,000 previously granted restricted stock units which became immediately and fully vested. The Group recognized the remaining compensation cost immediate for those restricted stock units upon the modification

Total share-based compensation recognized was as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
General and administrative	55,109	55,804	87,857
Research and development	2,626	6,983	42,167
Selling and Marketing	—	—	4,271
Cost of revenues	—	—	414
Total stock-based compensation expense	57,735	62,787	134,709

18. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB19,290, RMB24,539 and RMB39,495 during the years ended December 31, 2016, 2017 and 2018.

19. NONCONTROLLING INTERESTS

Yunding
RMB
Balance as of January 1, 2017	—
Addition of noncontrolling interest in connection with acquisition (a)	2,976
Loss attributed to noncontrolling interest shareholders	(587)
Balance as of January 1, 2018	2,389
Loss attributed to noncontrolling interest shareholders	(3,726)
Balance as of December 31, 2018	(1,337)

(a)	In July 2017, the Group purchased an additional 22% of Yunding resulting in the Group controlling Yunding with 57% ownership. See Note 3.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

20. SEGMENT INFORMATION

The Group is mainly engaged in the business of smart wearable technology development. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer of the Group, who reviews financial information of operating segments when making decisions about allocating resources and assessing performance of the Group. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s CODM. During the years ended December 31, 2016, 2017 and 2018, the Group identified two operating segments. Those segments include Xiaomi Wearable Products and Self-branded products and others. The wearable products segment comprise of sales of Xiaomi-branded products. The self-branded products and others segment comprises of self-branded products. Both Xiaomi Wearable Product and Self-branded products and others have been identified as reportable segments.

The Group primarily operates in the PRC and substantially all of the Group’s revenue and long-lived assets are located in the PRC.

The Group’s CODM evaluates performance based on each reporting segment’s revenue, costs of revenues and gross profit. Revenues, cost of revenues and gross profits by segment are presented below. Separate financial information of operating income by segment is not available.

	For the year ended December 31, 2016
	Xiaomi Wearable Products	Self-branded products and others	Total
	RMB	RMB	RMB
Revenues	1,434,136	122,340	1,556,476
Cost of revenues	1,182,646	97,678	1,280,324
Gross Profit	251,490	24,662	276,152

	For the year ended December 31, 2017
	Xiaomi Wearable Products	Self-branded products and others	Total
	RMB	RMB	RMB
Revenues	1,614,512	434,384	2,048,896
Cost of revenues	1,232,792	321,402	1,554,194
Gross Profit	381,720	112,982	494,702

	For the year ended December 31, 2018
	Xiaomi Wearable Products	Self-branded products and others	Total
	RMB	RMB	RMB
Revenues	2,439,534	1,205,801	3,645,335
Cost of revenues	1,883,509	822,376	2,705,885
Gross Profit	556,025	383,425	939,450

The Group does not evaluate its segment on a fully allocated cost basis nor does the Group keeps track of segment assets separately.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

21. STATUTORY RESERVES AND RESTRICTED NET ASSETS

PRC legal restrictions permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC subsidiaries must make appropriations from after-tax profit to non-distributable statutory reserve funds as determined by the Board of Directors of the Group. Subject to certain cumulative limits including until the total amount set aside reaches 50% of its registered capital, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); These reserve funds can only be used for specific purposes and are not distributable as cash dividends. As of December 31, 2015, the company’s profit appropriation made to the reserve fund reached the maximum required amount of 50% of registered capital and amounted to RMB1,509. Accordingly, no additional profit appropriation was made during the years ended December 31, 2016, 2017 and 2018.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The balance of restricted net assets were RMB154,342, RMB163,350 and RMB153,851 as of December 31, 2016, 2017 and 2018, respectively.

22. RELATED PARTY BALANCES AND TRANSACTIONS

Name	Relationship with the Group
Xiaomi Communication Technology Co. Ltd.("Xiaomi Communication")	Controlled by one of the Company’s shareholders
Xiaomi Technology Co. Ltd. ("Xiaomi Technology")	Controlled by one of the Company’s shareholders
Beijing Xiaomi Mobile Software Co. Ltd.("Xiaomi Mobile")	Controlled by one of the Company’s shareholders
Guangzhou Xiaomi Information Service Co. Ltd ("Xiaomi Information", together with Xiaomi Communication, Xiaomi Technology, Xiaomi Mobile, as "Xiaomi")	Controlled by one of the Company’s shareholders
Hefei Huaying Xinzhi Fund Partnership.(Limited Partnership)("Huaying Fund")	Long-term investee of the Group
Hangzhou Yunyou Technology Co. Ltd.("Hanzhou Yunyou")	Significant influence by one of the Company’s shareholders

(1)	Balances:

	As of December 31,
	2017	2018
	RMB	RMB
Amount due from related parties:
Xiaomi Communication (a)	566,732	631,204
Xiaomi Information (a)	908	9,727
Xiaomi Technology (a)	—	7,442
Hangzhou Yunyou (b)	—	5,143
Others (c)	10,814	2,883
Total	578,454	656,399

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

22. RELATED PARTY BALANCES AND TRANSACTIONS – CONTINUED

(1)	Balances: – continued

	As of December 31,
	2017	2018
	RMB	RMB
Amount due to related parties, current:
Huaying Fund	(3,061)	—
Xiaomi Mobile (d)	(4,752)	(10,350)
Others	(330)	(345)
Total	(8,143)	(10,695)
Amount due to related party, non-current:
Huaying Fund	(3,076)	—
Total	(3,076)	—

(2)	Transactions:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Sales to related parties:
Xiaomi Communication	1,448,960	1,773,595	2,798,824
Xiaomi Information	—	1,318	17,859
Xiaomi Technology	711	2,072	—
Others	256	1,655	312
Total	1,449,927	1,778,640	2,816,995

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Others:
Loan provided to related parties (b)	16,071	(8,000)	5,143
Investments disposed to a related party (e)	—	22,047	3,061

(a)	The amount due from Xiaomi represents receivables from the sales of products and services.
(b)	In 2018, the group provided a RMB 5,000 loan to Hangzhou Yunyou, with annual interest of 15% and maturing in April 2019.
(c)	The amount due from others mostly represents the withholding tax receivables from certain management paid by the Group on behalf of them in 2017, which has been collected in 2018.
(d)	The amount due to Xiaomi Mobile represents the payable expense for cloud service provided by Xiaomi Mobile
(e)	The Group disposed five long-term investments and one long-term investment to Huaying Fund and recorded RMB284 and RMB31 gain during the years ended December 31, 2017 and 2018, respectively.

23. NET (LOSS) INCOME PER SHARE

During the years ended December 31, 2016, 2017 and 2018, the Group has determined that its convertible redeemable participating preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. The Group determined that the nonvested restricted shares of the founders are participating securities as the holders of the nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, the Group uses the two class method of computing net loss per share, for ordinary shares, nonvested restricted shares and preferred shares according to the participation rights in undistributed earnings.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

23. NET (LOSS) INCOME PER SHARE – CONTINUED

However, undistributed loss is only allocated to ordinary shareholders because holders of preferred shares and nonvested restricted shares are not contractually obligated to share losses.

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Basic net income per share calculation Numerator:
Net income for the year attributable to the Company:	23,946	167,682	340,046
Less: Accretion of Series A Shares	3,209	3,762	177
Less: Accretion of Series B-1 Shares	2,738	3,127	368
Less: Accretion of Series B-2 Shares	30,121	34,382	4,049
Less: Deemed dividend to preferred shareholders	—	—	209,752
Less: Undistributed earnings allocated to Series A preferred shareholders	—	48,753	4,521
Less: Undistributed earnings allocated to Series B-1 preferred shareholders	—	1,361	126
Less: Undistributed earnings allocated to Series B-2 preferred shareholders	—	14,220	1,319
Less: Undistributed earnings allocated to participating nonvested restricted shares	—	15,957	6,244
Net (loss)/income attributed to ordinary shareholders for computing net (loss)/income per ordinary shares—basic	(12,122)	46,120	113,490
Denominator:
Weighted average ordinary shares outstanding used in computing net (loss)/income per ordinary shares – basic	55,612,626	67,777,592	211,873,704
Net (loss)/income per ordinary share attributable to ordinary shareholders—basic	(0.22)	0.68	0.54
Diluted net (loss)/income per share calculation
Net (loss)/income attributable to ordinary shareholders for computing net (loss)/income per ordinary shares—basic	(12,122)	46,120	113,490
Add: adjustments to undistributed earnings to participating securities	—	3,519	648
Net (loss) income attributed to ordinary shareholders for computing net (loss) income per ordinary shares—basic	(12,122)	49,639	114,138
Denominator:
Weighted average ordinary shares basic outstanding	55,612,626	67,777,592	211,873,704
Effect of potentially diluted stock options, restricted stocks and RSUs	—	8,514,309	13,160,946
Weighted average ordinary shares outstanding used in computing net (loss) income per ordinary shares—dilute	55,612,626	76,291,901	225,034,650
Net (loss) income per ordinary share attributable to ordinary shareholders—diluted	(0.22)	0.65	0.51

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

23. NET (LOSS) INCOME PER SHARE – CONTINUED

For the year ended December 31, 2016, 2017 and 2018, the following shares outstanding were excluded from the calculation of diluted net (loss)/income per ordinary shares, as their inclusion would have been anti-dilutive for the year presented:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Shares issuable upon exercise of share options, restricted stocks and RSUs	11,891,695	12,683,366	705,407
Shares issuable upon vesting of nonvested restricted shares	34,175,372	23,450,173	11,657,620
Shares issuable upon conversion of Series A shares	71,641,792	71,641,792	—
Shares issuable upon conversion of Series B-1 shares	2,000,000	2,000,000	—
Shares issuable upon conversion of Series B-2 shares	20,895,523	20,895,523	—

24. COMMITMENTS AND CONTINGENCIES

Lease commitments

Future minimum payments under lease commitments as of December 31, 2018 were as follows:

RMB
2019	16,333
2020	6,648
2021 and after	3,171
26,152

Capital commitments

As of December 31, 2017, the group had a future minimum capital commitment for the purchase a building which amounted to RMB423,441. During the year ended December 31, 2018, the agreement was cancelled.  Subsequent to December 31, 2018, the Group entered into a five-year rental agreement for the use of this building.

HUAMI CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB” and U.S. dollars (“US$”))

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2017	2018	2018
	RMB	RMB	US$
			(Note2)
Assets
Current assets:
Cash and cash equivalents	34,470	458,371	66,667
Term deposit	—	96,969	14,104
Prepaid expenses and other current assets	14,284	3,782	550
Amount due from related parties	101,624	314,658	45,765
Total current assets	150,378	873,780	127,086
Investments in subsidiaries	435,085	963,064	140,072
Total assets	585,463	1,836,844	267,158
Liabilities
Current liabilities:
Accrued expense and other current liabilities	10,070	4,564	664
Amount due to related parties	—	21,365	3,107
Total current liabilities	10,070	25,929	3,771
Total liabilities	10,070	25,929	3,771
Mezzanine equity
Series A convertible redeemable participating preferred shares (“Series A Preferred Shares”) (US$0.0001 par value; 71,641,792 and nil shares authorized, issued and outstanding as of December 31,2017 and 2018, respectively; liquidation value of RMB24,870 and nil as of December 31, 2017 and 2018, respectively)	26,770	—	—
Series B-1 convertible redeemable participating preferred shares (“Series B-1 Preferred Shares”) (US$0.0001 par value; 2,000,000 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively; liquidation value of RMB33,188 and nil as of December 31, 2017 and 2018, respectively)	26,906	—	—
Series B-2 convertible redeemable participating preferred shares (“Series B-2 Preferred Shares”) (US$0.0001 par value; 20,895,523 and nil shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively; liquidation value of RMB364,145 and nil as of December 31, 2017 and 2018, respectively)	295,942	—	—
Total mezzanine equity	349,618	—	—
Equity
Ordinary shares (US$0.0001 par value; 405,462,685 and nil shares authorized as of December 31, 2017 and 2018, respectively; 91,304,327 and nil shares issued and outstanding as of December 31, 2017 and 2018, respectively)	56	—	—
Class A Ordinary shares (US$0.0001 par value; nil and 9,800,000,000 shares authorized as of December 31, 2017 and 2018; nil and 57,303,093 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	—	36	5
Class B Ordinary shares(US$0.0001 par value; nil and 200,000,000 shares authorized as of December 31, 2017 and 2018; nil and 184,376,679 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	—	115	17
Additional paid-in capital	72,427	1,373,577	199,779
Accumulated retained earnings	131,192	340,046	49,457
Accumulated other comprehensive income	22,100	97,141	14,129
Total equity	225,775	1,810,915	263,387
Total liabilities, mezzanine equity and equity	585,463	1,836,844	267,158

The accompanying notes are an integral part of these condensed consolidated financial statements.

HUAMI CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB” and U.S. dollars (“US$”))

except for number of shares and per share data, or otherwise noted)

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				(Note2)
Cost	—	—	414	60
Gross profit	—	—	414	60
Operating expenses:
Selling and marketing	—	—	4,271	621
General and administrative expenses	54,916	57,898	99,881	14,528
Research and development	2,626	6,984	42,167	6,133
Total operating expenses	57,542	64,882	146,319	21,282
Operating loss	(57,542)	(64,882)	(146,733)	(21,342)
Interest Income	—	—	2,185	318
Equity in earnings of subsidiaries and VIEs	81,488	232,564	484,594	70,481
Net income	23,946	167,682	340,046	49,457

The accompanying notes are an integral part of these condensed consolidated financial statements.

HUAMI CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB” and U.S. dollars (“US$”))

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				(Note2)
Net income	23,946	167,682	340,046	49,457
Other comprehensive income, net of tax
Foreign currency translation adjustment	5,262	(3,175)	75,041	10,914
Unrealized gain on available-for-sale investments and others, (net of tax effect of nil, RMB 1,554 and nil for years ended December 31, 2016, 2017 and 2018, respectively)	303	9,484	—	—
Comprehensive income attributable to Huami Corporation	29,511	173,991	415,087	60,371

The accompanying notes are an integral part of these condensed consolidated financial statements.

HUAMI CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOW

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except share and share related data, or otherwise noted)

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				(Note2)
Cash Flow from Operating Activities
Net income	23,946	167,682	340,046	49,457
Equity in earnings of subsidiaries	(81,488)	(232,564)	(484,594)	(70,481)
Share-based compensation	57,736	62,787	134,709	19,592
Changes in operating assets and liabilities
Prepaid expenses and other current assets	—	(14,284)	8,625	1,255
Accrued expense and other current liabilities	2	10,043	(5,507)	(801)
Amount due to a related party	—	(8,500)	4,489	653
Net Cash provided by (used in) Operating Activities	196	(14,836)	(2,232)	(325)
Cash Flow from Investing Activities
Amount due from related parties	(122,728)	21,646	(196,158)	(28,530)
Investment in subsidiaries	(2,400)	(9,772)	(10,056)	(1,463)
Purchase of term deposits	—	—	(385,028)	(56,000)
Maturity of term deposits	—	—	288,771	42,000
Proceed received from loan to third parties	—	—	3,578	521
Loans provided to third party	—	—	(2,406)	(349)
Net Cash (used in) provided by Investing Activities	(125,128)	11,874	(301,299)	(43,821)
Cash Flow from Financing Activities
Net proceeds from initial public offering	—	—	657,062	95,566
Exercise of share options	24	89	3,486	506
Payment for repurchase of ordinary shares	—	—	(8,157)	(1,186)
Net Cash provided by Financing Activities	24	89	652,391	94,886
Net decrease in cash and cash equivalent	(124,908)	(2,873)	348,860	50,740
Effect of exchange rate changes	5,565	(3,175)	75,041	10,914
Cash and cash equivalents at beginning of the year	159,861	40,518	34,470	5,013
Cash and cash equivalents at end of the year	40,518	34,470	458,371	66,667

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

2. CONVENIENCE TRANSLATION

Translations of balances in condensed financial information of parent company balance sheets, statements of operations statements of comprehensive income and statements of cash flows from RMB into US$ as of and during the year ended December 31, 2018 is solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8755, representing the rate as certified by the statistical release of the Federal Reserve Board of United States on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollar at that rate on December 31, 2018, or at any other rate

3. INVESTMENTS IN SUBSIDIARIES AND VIEs

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

4. INCOME TAXES

The Company is a Cayman Islands company, therefore, is not subjected to income taxes for all years presented.