Form 20-F
period 2019-12-31
Huami Corp
filed 2020-04-23
CIK 1720446

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered

American depositary shares (each representing four Class A

ordinary shares Class A ordinary shares, par value US$0.0001 per share)

Class A ordinary shares, par value US$0.0001 per share*

*Not for trading, but only in connection with the listing on the New York Stock Exchange.

	HMI	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2019, there were (i) 91,459,708 Class A ordinary shares issued and outstanding, par value US$0.0001 per share (excluding the 4,099,780 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2015 Share Incentive Plan and the 2018 Share Incentive Plan), and (ii) 156,060,279 Class B ordinary shares issued and outstanding, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

i

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

•                  “Xiaomi” refers to Xiaomi Corporation, of which we have been a major partner to design and manufacture Xiaomi Wearable Products; and

•                  “Xiaomi Wearable Products” refer to Xiaomi-branded smart bands, watches (excluding children watches and quartz watches), scales and associated accessories.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9618 to US$1.00, the exchange rate in effect as of December 31, 2019 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operating data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018 and 2019 and selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operating data for the years ended December 31, 2015 and 2016, the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 and selected consolidated cash flow data for the years ended December 31, 2015 and 2016 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Selected Consolidated Statements of Operating Data:
Revenues(1)	896,458	1,556,476	2,048,896	3,645,335	5,812,255	834,878
Cost of revenues(2)	785,867	1,280,324	1,554,194	2,705,885	4,344,512	624,050
Gross profit	110,591	276,152	494,702	939,450	1,467,743	210,828
Operating expenses:
Research and development expenses(3)	61,553	132,304	153,827	263,220	430,822	61,884
General and administrative expenses(3)	69,984	102,644	114,880	213,973	248,462	35,689
Selling and marketing expenses(3)	19,168	27,821	44,026	96,538	181,975	26,139
Total operating expenses	150,705	262,769	312,733	573,731	861,259	123,712
Operating (loss)/income	(40,114)	13,383	181,969	365,719	606,484	87,116
Other income and expenses:
Realized gain from investments	—	—	2,373	261	1,822	262
Interest income	255	754	3,003	11,595	33,478	4,809
Gain from fair value change of long-term investments	—	—	—	7,860	—	—
Impairment loss from long-term investments	—	—	—	(7,590)	(2,600)	(373)
Other income	1,109	14,726	4,555	8,768	13,186	1,894
(Loss)/income before income tax	(38,750)	28,863	191,900	386,613	652,370	93,708
Income tax benefit/(expense)	897	(3,088)	(27,611)	(52,036)	(77,887)	(11,188)
(Loss)/income before (loss)/income from equity method investments	(37,853)	25,775	164,289	334,577	574,483	82,520
(Loss)/income from equity method investments	—	(1,829)	2,806	1,743	(1,112)	(160)
Net (loss)/income	(37,853)	23,946	167,095	336,320	573,371	82,360
Less: net loss attributable to non-controlling interest	—	—	(587)	(3,726)	(1,825)	(262)
Net (loss)/income attributable to Huami Corporation	(37,853)	23,946	167,682	340,046	575,196	82,622
Net (loss)/income per share attributable to ordinary shareholders of Huami Corporation:
Basic (loss)/income per ordinary share	(1.22)	(0.22)	0.68	0.54	2.35	0.34
Diluted (loss)/income per ordinary share	(1.22)	(0.22)	0.65	0.51	2.24	0.32

Notes:

(1)         Includes RMB876.7 million, RMB1,449.9 million, RMB1,778.6 million, RMB2,817.0 million and RMB4,281.0 million (US$614.9 million) with related parties for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

(2)         Includes RMB762.9 million, RMB1,198.3 million, RMB1,355.5 million, RMB2,141.1 million and RMB3,342.1 million (US$480.1 million) with related parties for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

(3)         Share-based compensation expenses were included in operating expenses. Our share-based compensation expenses were the result of (i) our grants of options, restricted shares and restricted share units under our share incentive plans to our employees, and (ii) the share restriction agreements entered into among our founders and our preferred shareholders in relation to our private financing transactions in January 2014 and April 2015. For the years ended December 31, 2015, 2016, 2017, 2018 and 2019, we recorded share-based compensation expenses of RMB37.2 million, RMB50.8 million, RMB51.5 million, RMB55.3 million and RMB17.8 million (US$2.6 million), respectively, in relation to the vesting of the restricted shares of our founders under the share restriction agreements.

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December, 31
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	219,987	153,152	366,336	1,441,802	1,803,117	259,002
Accounts receivable (net of allowance of nil, nil and nil as of December 31, 2017, 2018 and 2019, respectively)	21,924	19,707	32,867	58,925	188,940	27,140
Amount due from related parties (net of allowance of nil, nil and nil as of December 31, 2017, 2018 and 2019, respectively)	172,966	476,698	578,454	656,399	1,421,170	204,138
Inventories	89,946	192,372	249,735	484,622	893,806	128,387
Non-current assets:
Property, plant and equipment, net	2,926	10,801	28,755	40,042	64,350	9,243
Total assets	529,079	972,896	1,465,517	3,258,481	5,174,743	743,306
Current liabilities:
Accounts payable	252,073	524,072	707,782	1,064,106	1,999,951	287,275
Bank borrowings	—	10,000	30,000	20,000	—	—
Total liabilities	277,823	634,370	887,735	1,448,903	2,677,155	384,550
Total liabilities, mezzanine equity and equity	529,079	972,896	1,465,517	3,258,481	5,174,743	743,306

The following table presents our selected cash flows for the years indicated.

	Years Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(6,767)	17,266	238,336	707,605	427,999	61,479
Net cash used in investing activities	(4,911)	(99,387)	(38,881)	(324,841)	(112,703)	(16,188)
Net cash provided by financing activities	214,063	10,024	20,089	639,170	25,609	3,678
Net increase/(decrease) in cash and cash equivalents	202,385	(72,097)	219,544	1,021,934	340,905	48,969
Exchange rate effect on cash and cash equivalents	10,226	5,262	(3,175)	60,357	11,274	1,619
Cash, cash equivalents and restricted cash at the beginning of year	7,376	219,987	153,152	369,521	1,451,812	208,540
Cash, cash equivalents and restricted cash at end of year	219,987	153,152	369,521	1,451,812	1,803,991	259,128

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

Xiaomi is the sole customer and distribution channel for all Xiaomi Wearable Products, and it held 14.5% of our total outstanding shares as of March 31, 2020. For the years ended December 31, 2017, 2018 and 2019, sales of Xiaomi Wearable Products contributed 78.8%, 66.9% and 72.2% of our revenues, respectively.

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

In addition, pursuant to our business cooperation agreement with Xiaomi, we and Xiaomi shall jointly set the retail price of Xiaomi Wearable Products (including the Mi Band Series). Because we cannot unilaterally determine the retail price of Xiaomi Wearable Products, we cannot assure you that we will be able to continue to introduce Xiaomi Wearable Products with retail price levels that can sustain or improve our gross or net profit margins. In addition, marketing considerations on the part of Xiaomi and other factors beyond our control may also cause Xiaomi Wearable Products to be priced at relatively low levels that may negatively affect the gross and net profit margins of Xiaomi Wearable Products, as a result of which our business and operation results may be materially and adversely affected. Furthermore, negative publicity related to Xiaomi, including products offered by Xiaomi, the celebrities Xiaomi is associated with, or even the labor policies of any of Xiaomi’s suppliers or manufacturers may have a material adverse effect on the sales of our products.

In addition, Xiaomi sells a broad spectrum of electronic products through its online and offline channels. We cannot assure you that our products can always receive the same level of attention and promotion efforts from Xiaomi as they have been so far receiving. In the event that Xiaomi dedicates less resources in promoting and selling our products, our revenue may decrease as well. If we lose Xiaomi as our customer or distribution channel for any reason, we will need to build a larger distribution network on our own, which can be time and resource consuming, and there is no assurance that we can achieve that in an effective and efficient manner, or at all. In November 2019, Xiaomi launched its own smart watch product, the Xiaomi Mi Watch series. We believe this launch has, to some extent, diluted potential buyers’ attention to the watches we designed and manufactured for Xiaomi and our self-branded watches that are available on Xiaomi’s platforms, and we expect the dilution to continue, which negatively affects our sales performance and in turn, our results of operations.

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

Historically, sales of smart bands and watches contributed a significant majority of our revenues and our growth has been influenced by our product launches and product cycle. In particular, sales of our smart band products and watches (including Xiaomi- and Amazfit-branded products) contributed 86.6%, 90.7% and 91.8% of our total revenues in the years ended December 31, 2017, 2018 and 2019, respectively. Our future growth depends on whether we can continually develop and introduce new generations of our existing product lines and new forms of smart wearable technology with enhanced functionalities and value-added services in a timely manner. This is particularly important in the current industry landscape where technology and consumer preference evolve constantly and rapidly, which may cause our existing products to reach the end of their lifecycles prematurely and require us to introduce new products with enhanced functionalities to sustain our growth. Our capability to roll out new or enhanced products and services in turn depend on a number of factors, including timely and successful research and development efforts by us as well as our suppliers to bring cutting-edge technologies to the market, quality control of service provision and product manufacturing and the effectiveness of our distribution channels. Pursuant to our strategic cooperation agreement with Xiaomi, we are also required to consult Xiaomi regarding the product launch timetable for Xiaomi Wearable Products. If we are unable to commercialize appealing new products, functionalities, services or innovative technologies leveraging our data in a timely manner and introduce them to consumers at attractive price points compared to our existing products and competing products, or our new products, services or technologies are not accepted or adopted by consumers, our competitors may increase their market share, which could adversely impact our operating results. In addition, the research and development of new or enhanced products and services can be complex and costly. Given the complexity, we could experience delays in completing the development and introduction of new and enhanced services and products in the future. Our research and development effort may not yield the benefits we expect to achieve at all after we dedicate our time and resources into it.

We are endeavoring to apply our products in more scenarios, and medical use is one area that we put in significant efforts. Some of our existing products monitor users’ cardiac cycle, which have significant potential for medical application. We have obtained the medical device registration certificate for our ECG health band products, and we will also need to obtain the same certificate if our other products are to be used for medical application. The process of obtaining regulatory clearances or approvals to market a medical device for our other products, however, can be costly and time consuming. We may not be able to obtain these clearances or approvals on a timely basis, or at all, in order to extend our business into the medical use wearable device market. Moreover, even if we successfully obtain the required approvals for our products, given the complex and stringent nature of regulations on medical devices, failure to comply with applicable National Medical Products Administration regulations will subject us to enforcement actions such as fines, civil penalties or recalls of products, which could harm our reputation and operating results.

We operate in highly competitive markets and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our revenue and profitability.

We offer a number of products and services and compete with a variety of competitors. For example, the smart wearables market has a multitude of participants, including consumer electronics companies specialized in smart wearable technology, such as Fitbit and Garmin; large, broad-based consumer electronics companies that either compete in our market or adjacent markets, or have announced plans to do so, such as Huawei, Apple, Samsung and Xiaomi; traditional health and fitness companies and traditional watch companies. We also face competition from local providers of similar products in the various regions and countries where our products are distributed. Intensified competition may result in pricing pressures and reduced profit margins and may impede our ability to continue to increase the sales of our products or cause us to lose market share, any of which could substantially harm our results of operations.

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

Since September 2015, we have begun to use the brand, “Amazfit,” to sell our products that are not designed and manufactured for Xiaomi to address the middle to high-end market. Prior to that, all of our products were Xiaomi Wearable Products. We believe the strategy to establish and promote our own brand is crucial to our future success as it expands our addressable market and gives us more flexibility in terms of pricing, distribution and marketing compared to our cooperation with Xiaomi on Xiaomi Wearable Products. We have invested, and will need to continue to dedicate, significant time, efforts and resources to build our own brand recognition. Shipments of our self-branded products have increased from approximately 3.1 million units in 2018 to approximately 3.9 million units in 2019. For the year ended December 31, 2019, revenues from our self-branded products and others segment, substantially all of which was from the sales of our self-branded products, were RMB1,618.6 million (US$232.5 million), representing 27.8% of our total revenues. However, we cannot guarantee that the shipment of our self-branded products will continue to grow, or that our promotion efforts will ultimately be successful, as it involves numerous factors including the effectiveness of our marketing efforts, our ability to provide consistent, high quality products and services, and our consumers’ satisfaction with the technical support and software updates we provide.

In addition, negative publicity related to our brand, products, contract manufacturers, component suppliers, distributors, strategic partners and the celebrities we are associated with could damage and offset our effort to promote our own brands. For example, our company name in Chinese character, “华米,” has been preempted as a trademark by a company unaffiliated to us under certain trademark categories in China. This company currently manufactures and sells products and service lines similar to ours using this trademark. As a result, consumers may be confused and associate any quality issue on the products and services they provide with us, which will have an adverse impact on our brand image. In addition, although brand security initiatives are in place, we cannot guarantee that our efforts against the counterfeiting of our brands will be successful. If a third-party copies our products in a manner that projects lesser quality or carries a negative connotation, our brand image could be materially and adversely affected. Furthermore, our company name Huami and our brand Amazfit have been preempted as trademarks by third parties in a number of countries overseas, including Spain, Indonesia and Paraguay (with respect to Amazfit and related logos). The trademark holder in Indonesia has transferred its right to us. While we are contesting the registration of these trademarks by such third parties in each of these countries, we cannot assure you that we will prevail in these proceedings.

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

All of the components and raw materials used to produce our products are sourced from third-party suppliers, and some of these components are sourced from a limited number of or a single supplier. Therefore, we are subject to risks of shortages or discontinuation in supply, long lead time, cost increases and quality control issues given the limited sources of suppliers. In addition, some of our suppliers may have more established relationships with our competitors, and as a result of such relationships, such suppliers may choose to limit or terminate their relationship with us or prioritize our competitors’ orders in the case of supply shortages. We have in the past experienced and may in the future experience component shortages. For example, we experienced component shortages and longer lead time for components such as PPG (photoplethysmography) sensors in 2018, due to higher than expected demand for Xiaomi Wearable Products and our smart watches product lines. In addition, as many of electronics component suppliers are concentrated in East and Southeast Asia, there have been industry-wide conditions, health crisis, natural disasters and global events in the past that have caused material shortages for components, such as a shortage of flash memory in 2011 in aftermath of the tragic earthquake and tsunami in Japan. While component shortages have historically been immaterial, they could be material in the future.

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

Our patents, know-how, trade secrets and other intellectual property rights and proprietary rights are critical to our success. Any failure to obtain, maintain, enforce or protect our patents and other intellectual property rights would materially and adversely harm our business, competitive position, results of operations and financial condition.

We rely on intellectual property rights such as patents, trademarks, copyrights, and domain names in China and other foreign jurisdictions to carry out our business operations. Given our technological advantages and brand recognition, we may become an attractive target to counterfeiting and intellectual property theft activity. Despite the measures we have taken to safeguard our intellectual property rights, any of our intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated. In addition, it is often difficult to register, maintain and enforce intellectual property rights in various developing countries around the world, such as in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in a number of jurisdictions in which we operate, such as China. Policing any unauthorized use of our intellectual property is difficult and costly, and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery.

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

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents and other intellectual property on our products and services in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and we may encounter difficulties in protecting and defending such rights in foreign jurisdictions. Consequently, we may not be able to prevent third parties from practicing our intellectual property in all countries outside the United States, or from selling or importing products made using our intellectual property. Competitors may use our technologies in jurisdictions where we have not obtained intellectual property protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our intellectual property in such countries. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our intellectual property at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop.

Our business may suffer if it is alleged or determined that our technologies, products, or other aspects of our business infringe third party intellectual property or if third parties infringe our rights.

We may fail to own or apply for key trademarks or patents on important products, services, technologies or designs in a timely fashion, or at all, both in China and overseas. For example, our company name in Chinese characters, “华米”, has been registered as a trademark by a company unaffiliated to us in certain trademark categories in China. Furthermore, the pending applications for the registration of “Huami” were initially unsuccessful, challenged or rejected in China, Egypt, Australia, Colombia, EU, Saudi Arabia and India. As such, we currently cannot use the “华米” trademark in certain categories of products and our self-branded products are sold under the brand name of “Amazfit.” In addition, this company currently manufactures and sells products and service lines similar to ours under the “华米” trademark. As a result, consumers may be confused and associate any quality issue on the products and services they provide with us, which will have an adverse impact on our brand image. Furthermore, the “华米” trademark in several other trademark categories—which is contractually owned jointly by Xiaomi and us—is currently registered under the name of Xiaomi alone. Xiaomi is in the process of transferring its title to us pursuant to the relevant agreement. However, in the event that the transfer process is not completed as planned, we will not be able to use “华米” as a trademark in these additional categories as well.

We have registered “Amazfit” as our trademarks in China in several categories and in the U.S., and we are in the process of registering it in additional categories or in combination with logo. There can be no assurance, however, that we will be able to register the trademark of “Amazfit” in all of the categories or formats as we desire. As of the date of this annual report, the pending application of the “Amazfit” logo was initially unsuccessful in China, and the pending applications for registration of “Amazfit” and related logos were initially unsuccessful, challenged or rejected in Thailand, Pakistan, Paraguay, Philippines, Egypt, Colombia, Malaysia, Ukraine and Indonesia for reasons including but not limited to third parties having already registered similar marks in those countries.

Accordingly, it may be possible, in jurisdictions where the status of various applications is pending, unclear, challenged or rejected, for a third-party owner of the national trademark registration for a similar mark to prohibit the manufacture, sale or exportation of our products in or from that country. Failure to register our trademarks or purchase or license the right to use our trademarks or logos in these countries could limit our ability to obtain supplies from, or manufacture in, less costly markets or penetrate new markets should our business plan include selling our products in those countries. Additionally, we receive from time to time letters alleging infringement of patents, trademarks or other intellectual property rights by us.

Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operation consequences.

We depend on our information technology systems, as well as those of third parties, to develop new products and services, operate our platform, host and manage our services, store data, process transactions, respond to user inquiries, and manage inventory and our supply chain. Any material disruption or slowdown of our systems or those of third parties whom we depend upon, including a disruption or slowdown caused by our failure to successfully manage significant increases in user volume, could cause outages or delays in our services, particularly in the form of interruption of services delivered by our mobile applications, which could harm our brand and adversely affect our operating results. We rely on cloud servers maintained by cloud service providers to store our data, and the majority of the data we collected are hosted at Xiaomi’s cloud servers. We are in the process of transferring our overseas data to the Amazon Web Services, and we expect to finish the transfer in 2020. Problems with our cloud service providers or the telecommunications network providers with whom they contract could adversely affect the experience of our users. We cannot guarantee that our cloud service providers will provide us with continuously uninterrupted services. Any change in service levels at our cloud servers or any errors, defects, disruptions, or other performance problems with our platform could harm our brand and may damage the data of our users. If changes in technology cause our information systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users and our business and operating results could be adversely affected.

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

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms are under increased public scrutiny. As smart wearable and AI technologies continue to evolve, we believe that increased regulation by the PRC government of data privacy on the internet is likely. We may become subject to new laws and regulations applying to the collection, processing or use of personal or user information that could affect how we store, process and share data with our users and partners. For example, the General Administration of Quality Supervision, Inspection and Quarantine of China and the Standardization Administration of China jointly issued the Standard of Information Security Technology—Personal Information Security Specification, which has come into effect in May 2018 and was further amended in March 2020. Pursuant to this standard, personal data controllers, i.e., entities or persons who are authorized to determine the purposes and methods for using and processing personal information, should collect information in accordance with the principles of legality and minimization and should also obtain a consent from the information provider. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation jointly promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. Moreover, regulatory authorities in China have recently increased their supervision on the collection and use of personal information over mobile applications. In December 2019, a notice from a governmental authority was informally forwarded to us, stating that the authority had observed inconvenient operation for users to cancel information pushing and their accounts of one of our apps, which might interfere with users’ exercising of their user right. The notice required us to make rectification or raise an objection and make a defense within a prescribed time limit. In order to optimize user experience of our app, we waived the right to make a defense, and immediately adjusted our privacy policies and offered easier cancellation procedures for users to exercise their rights more conveniently in accordance with the relevant personal information protection laws and regulations within such prescribed time limit. However, we cannot assure you that similar incident will not occur in the future. Any of these incidents may adversely affect our brand and reputation, consume our managerial resources, result in potential liability of us or administrative measures being enforced on us, or otherwise harm our business. In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the United States, Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. The GDPR requires submission of personal data breach notifications to designated European privacy regulator in each country our products are distributed in, and includes significant penalties for non-compliance with the notification obligation as well as other requirements of the regulation.

In addition, in the United States, the Health Insurance Portability and Accountability Act, or HIPAA, governs the privacy and security of health information and require that covered entities, including most health care providers, implement administrative, physical, and technical safeguards to protect the security of individually identifiable health information that is maintained or transmitted electronically. Violations of the HIPAA privacy and security regulations could result in significant civil and criminal penalties. The California Consumer Privacy Act, or CCPA, which took effect in January 2020, also establishes certain transparency rules and creates new data privacy rights for users, including more ability to control how their data is shared with third parties. These laws and regulations are evolving and subject to interpretation. Similarly, there are a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations or limitations in areas affecting our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.

We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. For each product we develop, we gather personnel from product team, research and development team, security team and legal team to thoroughly assess the privacy risks related to the product. We review the character, potential and defined sales areas, types of personal data to be collected, related purpose for data collection and other aspects of each product to ensure compliance with applicable laws and regulations, including GDPR and CCPA regulations. For upgraded services and additional functions to be added to established products, we go through the same procedures. However, we cannot guarantee that our efforts will be effective or sufficient. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and the misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, damage our reputation and credibility and could have a negative impact on revenues and profits.

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

Our products have international versions that are manufactured for sales and distribution in overseas markets. The shipment volume of international versions of our products, as a percentage of our total shipment volume, increased from 23.8% in 2017 to 44.2% in 2018, and further to 51.6% in 2019. International expansion represents a large opportunity to further grow our business and enhance our competitive position, and is one of our core strategies.

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

We had in the past relied on Xiaomi’s brand recognition and distribution channels in markets outside China. In 2019, we explored domestic and international sales and marketing channels for our Amazfit products on our own, and we plan to keep doing so in the foreseeable future. We have incurred expenses on a variety of different sales and marketing efforts designed to enhance our brand recognition and increase sales of our Amazfit products. Our marketing and branding activities may not achieve anticipated results. If we fail to enhance our marketing approaches and experiment with new marketing methods, or fail to do so in a cost-effective manner, our expansion efforts will be hindered.

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

Furthermore, levels of warranty claims or estimated costs of warranty claims might materially affect our gross margins and operating results. Any failure to detect, prevent, or fix defects, or an increase in defects could result in a variety of consequences, including a greater number of returns and replacement of products than expected from Xiaomi for Xiaomi Wearable Products, or from end users for our Amazfit products. This will lead to increases in warranty costs, regulatory proceedings and product recalls, which could harm not only our revenue and operating results, but also our brand name. We currently offer a standard product warranty that the product will operate under normal use. For products that are sold to Xiaomi pursuant to our business cooperation agreement with Xiaomi, we offer an 18-month warranty which includes a six-month warranty to Xiaomi and an additional 12-month warranty to end-users. For products sold directly to end users, the warranty period is 12 months to end users. We generally elect to replace the defective products covered under the warranty. At the time revenue is recognized, an estimate of warranty costs in relation to the products sold is recorded as a component of cost of revenues. Therefore, the occurrence of real or perceived quality problems or material defects in our current and future products could expose us to warranty claims in excess of our current reserves. If we experience greater returns or replacement of defective products from Xiaomi or end users, or greater warranty claims, in excess of our reserves, our brand name could suffer, and our business, revenue, gross margin, and operating results could be harmed.

Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak in China and globally.

The ongoing COVID-19 outbreak has restricted general commercial activities in affected regions and resulted in reduced business volume. It has also caused temporary closures of our offices and limited access by our employees to certain warehouses and logistics centers. The number of our products manufactured reduced in January and February 2020 as our contracted manufacturing facilities have been temporarily shut down, and the manufacturing facilities have still been in ramp-up to its full capacity since March. We estimate a decrease in demand for smart wearable products, both in China and overseas, which may negatively affect our sales performance. In addition, the worldwide outbreak may not only adversely affect our sales performance overseas, but also lead to components and raw materials shortages as we source those from south east Asia, Europe and other areas around the world. We cannot guarantee that our manufacturing capabilities and sales performance will not continue to be negatively affected due to the COVID-19 outbreak. Furthermore, some of the companies we have invested in have suffered from the temporary closure of offices and facilities and the downturn of the macroeconomy resulted from the COVID-19 outbreak. Consequently, we may not receive investment returns as expected, and may lose part or all of our investment in these companies. The duration of such business disruption, the extent of reduced sales and financial impact cannot be reasonably estimated at this time. The COVID-19 outbreak may negatively affect our financial results for fiscal year of 2020, maybe even beyond. The extent to which this outbreak impacts our results will depend on future developments, both in China and globally, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this outbreak and the actions to contain this outbreak or treat its impact, among others.

An occurrence of a widespread health epidemic or other outbreaks could materially and adversely affect our business, financial condition and results of operations.

In addition to the impact of COVID-19, our business could be adversely affected by the effects of epidemics, such as the Influenza A virus subtype H1N1, or the H1N1 virus, Severe Acute Respiratory Syndrome, or SARS, avian influenza or other epidemics or outbreaks on the economic and business climate. A prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could significantly impact the online and offline retail industry and cause a temporary closure of the facilities we use for our operations. Such impact or closures would severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our partners were suspected of having the COVID-19, the H1N1 virus, SARS or avian influenza, since this could require us or our partners to quarantine some or all of such employees or disinfect the facilities used for our operations and may deter our customers or potential customers from purchasing or accepting our products. In addition, our business, financial condition and results of operations could be adversely affected to the extent that an outbreak harms the global or Chinese economy in general, such as wars, acts of terrorism, snowstorms, earthquakes, fire, floods, environmental accidents, power shortage or communication interruptions.

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

We adopted a share incentive plan in 2015 and 2018, which we refer to as the 2015 Plan and the 2018 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under our two share incentive plans, we are authorized to grant options and other types of awards. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2015 Plan is 14,328,358 Class A ordinary shares. The maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2018 Plan is 9,559,607 ordinary shares. The number of shares reserved for future issuances under the 2018 Plan will be increased by (i) a number equal to 1.0% of the total number of outstanding shares, or (ii) such number of shares as may be determined by our board of directors, on the first day of each calendar year during the term of the 2018 Plan beginning in 2018. As of March 31, 2020, awards to purchase 13,796,269 Class A ordinary shares under the 2015 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of March 31, 2020, awards to purchase 6,936,025 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of December 31, 2019, our unrecognized share-based compensation expenses amounted to RMB55.7 million (US$8.0million).

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

Acquisitions and investments may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, and adversely impact our business, financial condition, operating results, and cash flows. In particular, certain early-stage enterprises that we have invested in may require a significant amount of cash to develop their businesses and maintain their daily operations, and therefore are susceptible to market risks. We may not accurately forecast the financial impact of an acquisition or investment transaction, including accounting charges. We would have to pay cash, incur debt, or issue equity securities to pay for any such acquisition and investment, each of which may affect our financial condition or the value of our capital stock and could result in dilution to our shareholders. We had RMB423.3 million (US$60.8 million) of short-term and long-term investments as of December 31, 2019.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. China had a negative gross domestic product, or GDP growth in the first quarter of 2020, which broke the record of the continued GDP growth in China for the past decades. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2019, historically, we and our independent registered accounting firm have identified one material weakness, as latest as in the course of auditing our consolidated financial statements for the year ended December 31, 2018. We will endeavor to maintain an effective internal control system, but any failure may cause our management and our independent registered public accounting firm to not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

•                  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

•                  restricting or prohibiting our use of the proceeds of our initial public offering and our ADS offering in April 2019 to finance our business and operations in China.

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

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law or the FIL, which took effect on January 1, 2020, and replaced the previous laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations, or collectively, the Outdated FIE Laws. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Investment.”

Meanwhile, the Implementation Rules to the Foreign Investment Law came into effect on January 1, 2020, which clarify and elaborate on the relevant provisions of the Foreign Investment Law. However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. The FIL does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises, but it has a catch-all provision under the definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or rules of the State Council, so there is still a possibility for future laws, administrative regulations or provisions of the State Council to stipulate contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business, any of which may have a material adverse effect on our business operation. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors and foreign-invested enterprises will be subject to legal liabilities if they fail to report investment information in accordance with the FIL. In addition, the FIL provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and our ADS offering in April 2019 to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIEs. We may make loans to our PRC subsidiaries and VIEs subject to the approval or registration from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations. In addition, SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or the SAFE Circular No. 19, which took effect on June 1, 2015. Pursuant to the SAFE Circular No. 19, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or  the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). On October 23, 2019, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment, or the SAFE Circular No. 28. The SAFE Circular No. 28 allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to make equity investments in the PRC with their capital funds in accordance with relevant laws and regulations. As the SAFE Circular No. 28 is newly issued and the relevant government authorities have broad discretion in its interpretation, it is unclear whether SAFE will, in actual practice, permit such capital funds to be used for equity investments in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or record-filing on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or VIEs or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or record-filing, our ability to use the proceeds from our initial public offering and our ADS offering in April 2019 and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering and our ADS offering in 2019 into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that in some instances the MOFCOM shall be notified in advance of any change-of-control transaction in which a foreign investor takes control of an affiliated PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires, among other things, that the anti-trust governmental authority shall be notified in advance of any concentration of undertakings if certain thresholds are triggered. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and registrations as required under SAFE Circular 37 and our PRC resident shareholders, namely Wang Huang, Yunfen Lu, Meihui Fan, Bin Fan, Yi Zhang and Xiaojun Zhang, have completed all necessary initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

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

Auditors of companies whose shares are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. Therefore, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, or the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the PCAOB’s inability to inspect audit work paper and practices of registered accounting firms in China, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted.

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

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against these Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. The CSRC initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures, where the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the PRC affiliates of the “big four” accounting firms, we may be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

In recent years, the United States and global economies suffered dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, among other things, extreme volatility in securities prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. The United States and certain foreign governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If the actions taken by these governments are not successful, the return of adverse economic conditions may cause a significant adverse impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

The trading price of our ADSs has fluctuated and is likely to be volatile, which could result in substantial losses to investors.

Since we first listed our ADSs on the New York Stock Exchange, or NYSE, on February 8, 2018, the trading prices of our ADSs have been and may continue to be subject to wide fluctuations. In 2019, the trading prices of our ADSs on NYSE have ranged from US$7.33 to US$19.06 per ADS.

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

As of March 31, 2020, holders of our Class B ordinary shares held an aggregate of 142,686,699 Class B ordinary shares, which represent 57.6% of the total outstanding shares and 93.1% of total voting power of our outstanding shares. Therefore, our Class B ordinary shareholders have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

As of March 31, 2020, our officers, directors and principal shareholders collectively held 56.0% of total voting power. This significant concentration of share ownership and voting power may adversely affect or reduce the trading price of our ADSs because investors often perceive a disadvantage in owning shares in a company with one or several controlling shareholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring shareholders’ approvals, including electing directors and approving mergers or other business combination transactions. These actions may be taken even if they are opposed by our other shareholders. This concentration of share ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a right offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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

We will incur increased costs after we cease to qualify as an “emerging growth company.”

We are a public company and have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income; or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Based on our income and assets (taking into account the market price of our ADSs), we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

On February 8, 2018, our ADSs commenced trading on the NYSE under the symbol “HMI.” Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we raised from our initial public offering US$103.9 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

In April 2019, we completed a registered follow-on offering of our ADSs, raising US$6.6 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

Our principal executive offices are located at Building H8, No. 2800, Chuangxin Road, Hefei, 230088, People’s Republic of China. Our telephone number at this address is +86 551-65837200. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://www.huami.com/investor. The information contained on our website is not a part of this annual report.

B.                                    Business Overview

We are a cloud-based healthcare services provider with world-leading smart wearable technology. We shipped 42.3 million units of smart wearable devices in 2019, and we had shipped 121.6 million units between our inception and December 31, 2019. We collaborate with partners across many verticals such as sports and social network, mobile payment and health and related industries. It is our mission to connect health with technology.

Our Smart Devices

Our smart devices mainly include smart bands, smart watches and smart scales. We have been a major partner of Xiaomi to design and manufacture Xiaomi Wearable Products. Since September 2015, we have begun to use the brand, “Amazfit,” to sell our products that are not designed and manufactured for Xiaomi to address the middle to high-end market. We obtained the China National Medical Products Administration Class II medical device approval for our ECG health band products in April 2018. We are also expanding into new smart device categories. In early 2020, we unveiled four new products spanning three verticals that go beyond smart bands and watches: Amazfit Home Studio, a smart gym hub; Amazfit AirRun, a foldable next-generation treadmill; Amazfit PowerBuds, true wireless stereo fitness earphones with Clip-to-Go design; and Amazfit ZenBuds, sleep-comfort and health monitoring earphones.

Smart Bands

Mi Band Series

Mi Band series is our smart band series that is designed and manufactured for Xiaomi. We introduced the first generation of Mi Band in July 2014, and subsequently Mi Band 2 in June 2016 and Mi Band 3 in May 2018.

In June 2019, we launched Mi Band 4, which offers a full color display and heart rate monitor. Users can change the theme of screen and can view call, text and app notifications on Mi Band 4. It is 50 meters waterproof as tested by the National Watch Quality Supervision and Inspection Center. Mi Band 4 comes with a standard version, a more advanced NFC version, and Marvel’s The Avengers limited edition. Mi Band 4 NFC version offers additional functions such as built-in voice query function, control of Mi home furniture through Xiaomi’s intelligent voice assistant (Xiao AI) and payment function.

Amazfit Health Bands

Amazfit Health Band is what we believe to be one of the first smart band trackers in the market equipped with ECG sensors that have the capabilities to accurately capture heart rate variability and ECG, enabling users to monitor their heart conditions on a real-time basis. We first introduced the Amazfit Health Band in April 2017, which allows us to utilize our proprietary big data technology to analyze users’ heart conditions and notify users who are at heightened risks of cardiovascular diseases through our mobile apps.

We launched Amazfit Health Band Huangshan-1 version in August 2019. Our proprietary Huangshan-1 combined with the RealBeats TM AI biological data engine we developed enables 7*24 hours of uninterrupted accurate heart rate monitoring and high precision ECG monitoring for the users. If any heart abnormity is detected, the Huangshan-1 Band will issue alarm immediately. Huangshan-1 Band also enables friends and families of the users to closely follow the health condition of the users through the Amazfit Health cloud service.

Smart Watches

We have a large variety of smart watch offerings under our Amazfit brand, primarily consisting of the following six series, including flagship, fashion, sport, outdoor and classic and health series.

•                  Amazfit Nexo. Amazfit Nexo is our flagship smart watch, introduced in June 2019. It is the second generation of Amazfit Verge. In addition to the functions of last generation, Amazfit Nexo could make 4G LTE phone calls independently with a built-in eSIM module. It could also connect the users’ Bluetooth earphones for enhanced convenience. The 7*24 heart rate recording makes Amazfit Nexo is a valuable training and performance-tracking tool. It also offers an ECG version, and users could make subscription on Amazfit Health APP to get the online doctor interpretation of their electrocardiogram.

•                  Amazfit GTR and GTS. We launched the Amazfit GTR and GTS smartwatch to cater to consumer’s preference for fashionable-looking smart watches. Amazfit GTR comes with a luxurious metal-ceramic covering and a 7*24 display retina screen. It offers hundreds of personalized dials, including a dial with zircon edging designed for female consumers and the Iron Man limited edition designed for Marvel fans. In addition to the fashionable design, Amazfit GTR offers powerful functions, including automatic detects of arrhythmia, built-in GPS and GLONASS dual-positioning system, accurate capture of movement track, 50 meters waterproof and all-day heart rate and activity data monitoring. Amazfit GTS offers all functions of Amazfit GTR, and comes with a square screen that carries more information.

•                  Amazfit Stratos. Amazfit Stratos is designed for athletic consumers suitable to their sports needs. It was introduced in December 2017. The latest Amazfit Stratos 3, launched in September 2019, has two chips built-in to support both professional sports mode and daily life mode. It provides various activity and sports modes, covering everyday activities and exercises as well as competitive sports such as triathlon and trail running. Under trail running, hiking and climbing modes, its battery life is up to 70 hours with the GPS continually operating. In addition to the key metrics such as pace, cadence and distance, Amazfit Stratos 3 also provides performance indicators such as maximum oxygen uptake (V02 max), training load, training effect and recovery time.

•                  Amazfit T-Rex. Amazfit T-Rex is our outdoor series. It is strong and durable, and operates smoothly in harsh environments. It passed the test for 12 military supply standards. Amazfit T-Rex has a battery life of 20 days. It offers functions such as 50 meters waterproof, 14 sports modes, built-in common tools, and all-day heart rate and activity data monitoring and GPS and GLONASS dual-positioning system.

•                  Amazfit Bip. Our classic series, Amazfit Bip, is a lightweight GPS-enabled sports smart watch, first introduced in July 2017. It has a battery life of up to 30 days for regular use and up to 45 days with minimal functions running, and provides four different activity modes, including walking, outdoor/indoor running and biking and tracks pace, distance, elevation, heart rate and other data. Similar to our other products, it sends vibrating alerts for incoming calls, texts, emails and app notifications. In August 2019, we introduced a lighter version, Amazfit Bip Lite.

•                  Amazfit Health Watch. Amazfit Health Watch, released in June 2019, demonstrates our expertise in health and wearable technology. It is a smart watch with health monitoring at its core, applying our proprietary Huangshan-1 processor based on RISC-V architecture and with RealBeats AI biological data engine integrated for local real-time screening of arrhythmias, including atrial fibrillation. The Amazfit Health Watch is equipped with a 1.28-inch display and weighs only 25 grams. Using our proprietary bio-tracking optical sensor BioTracker PPG, it offers a 7*24-hour uninterrupted accurate heart rate monitoring as well as measuring of other aspects of heart health supported by the ECG sensor equipped. We cooperated with the Department of Cardiovascular Medicine of Peking University First Hospital to test the accuracy of Amazfit Health Watch’s heart condition monitoring function. The 12-lead electrocardiogram test showed that the accuracy rate of ECG AF judgment of Amazfit Health Watch is 97.24%, and the accuracy rate of AFPG judgment is 95.52%.

In addition to the six series, we designed and manufactured the Timex Ironman R330 GPS smartwatch, which was launched in early 2020. We plan to launch Amazfit X, our most cutting-edge concept smart watch, in 2020.

Smart Scales

Mi Smart Scale

Mi Smart Scale is our entry-level Bluetooth-connected scale that tracks weight and BMI, first introduced in March 2015. It is embedded with a high-precision sensor and is made of manganese steel. It utilizes three different algorithms to collect and interpret data, achieving half the error margin than that of comparable weighing scales.

Mi Body Fat Scale

Mi Body Fat Scale is our advanced smart scale that measures weight, body fat rate, muscle mass, body water percentage, bone mass, metabolism, visceral fat level, BMI, body shape and body health level score. It was first introduced in February 2017. It recognizes up to 16 individual users separately with no limit on weight records storing on cloud service.

Others

We also offer a wide range of accessories including bands, watch straps, earphones, sportswear, home gym, treadmill etc. Several of our products have been recognized by numerous industrial design awards, including iF Product Design Award, Red Dot Product Design Award and China Red Star Design Award.

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

We launched “Mi Fit” mobile app in July 2014 and “Amazfit” mobile app in November 2015. Since our inception in 2013, we have amassed a large user base. As of December 31, 2019, we had 30.7 million Mobile App MAUs and 148.1 registered users of our mobile apps.

We developed our mobile apps to support and expand the functionalities of our smart wearable devices as a way to attract users and promote sales of our wearable devices. We generate certain miscellaneous revenues from our mobile apps, including through sales of products via in-app store and in-app advertising services, and value-added services such as paid courses and paid medical SaaS subscription services. However, the amounts of such revenues are immaterial. We continue to provide innovative features and functionalities to users through our mobile apps, including the following:

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

•                  Feed. Users can upload vivid content, such as status updates, workout photos and videos, short videos and live videos to our apps community through Amazfit Circle function to share and interact with friends and fellow users. Users can create posts, follow other users, like and make comments on other users’ posts.

•                  E-Commerce. Users can purchase our products and sports gear directly through our in-app store, which is compatible with various payment methods.

•                  AI assistant. Our apps are compatible with virtual assistants including Xiao Ai developed by Xiaomi and Amazon Alexa developed by Amazon. Users can connect to these virtual assistants directly from our apps.

Data Technology

Our strong data technology is vital in enhancing the performance of our products and in further expanding their applications, as well as in enhancing our various data-enabled services.

Data Sources and Storage

Our big data storage system stores and processes a massive amount of multi-dimensional user data, including activity data (steps, distance traveled, sleep duration and quality, GPS tracking algorithm, swimming algorithm, etc.), and biometric data (heart rate, ECG, weight, etc.), which serves as the foundation of our big data technology. Based on the foregoing two types of data, we are able to derive additional personal data such as calories burned, BMI, body fat composition, heart health index, personal activity index and even calculate the likelihood of certain heart diseases. We also collect and analyze software and hardware error data and product defects data to optimize our products.

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

•                  develop insights into massive market and consumer data, empowering a more streamlined and efficient product design and optimization process;

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

We also partner with several leading social networks in China, including WeChat and Weibo. With the consent of our users, we allow them to import certain activity data collected by us to their platforms so that our users can utilize certain interactive functions offered on these social networks. In addition, our users can also import their data to third-party apps such as Apple Health Kit and Google Fit to obtain the data analytic services provided by them. Users can revoke their consent to share data with third parties at any time using their “Mi Fit” or “Amazfit” account settings or the account settings on such third parties’ platforms. If users choose to share their data with a third party, the data is governed by the privacy policy of the third party. We do not distribute or share with third parties our users’ personal data to other companies for advertising or any other purposes.

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

As of December 31, 2019, our total research and development staff consisted of 679 employees. Our global research and development team supports the design and development of our new products. Our research and development team is comprised of electrical engineers, mechanical engineers, computer scientists and mobile app developers. The team is further divided into four sub-groups, including algorithms and AI, software engineering, hardware engineering and third-party service integration.

Algorithms and AI

Our algorithms and AI team is responsible for developing and refining our proprietary, artificial intelligence-based, computational algorithms, and leveraging the latest technology in artificial intelligence for applications in our products and services. Our algorithms and AI team incorporates open source software with our robust proprietary software to form an enterprise-grade platform to deliver an integrated suite of capabilities for data management, machine learning and advanced analytics. This platform enables us to use vast amount of data from users to better serve and create value for our users and design innovative products and services. Our algorithms and AI team has developed a vibrant ecosystem around our platform, and has been building a growing range of applications on our platform, including the following:

•                  Disease diagnosis and health risk prediction. Machine learning is particularly suitable for processing unstructured raw data collected on individual devices by recognizing patterns and connections through which the raw data can be structured and analyzed. The vast amounts of raw data are uploaded to our cloud-based databases and then filtered by our algorithms to identify users with heightened risks of heart diseases or respiratory problems. Those results flagged by our algorithms are then verified by doctors, and the feedback from doctors is input into our algorithms to be used to analyze and filter the new data, thus forming a closed loop to allow us to continually fine-tune our algorithms to obtain more accurate assessment with each update.

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

•                  Biometrics. ECG is just as unique to an individual as fingerprints. We have developed ECG recognition algorithms to recognize the unique cardiac rhythms of users, which can be utilized as a biometric ID to authenticate user’s identity. Currently we are exploring new scenarios where this feature can be applied, such as account login and user identification. In addition, we have developed or are in the process of developing AI algorithms to measure various health parameters, including real time heart rates, heart rate variability, arrhythmia ( including atrial fibrillation), SpO2, blood pressure, and etc., with the bio-sensors embedded in our wearable devices.

Huangshan

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

Although we expect to continue to make significant investments for the design and manufacture of our products, we believe our proprietary Huangshan-1 will help us to reduce reliance on our existing chipset suppliers, over which we have limited control, and decrease the costs for designing and manufacturing. We started mass production of Huangshan-1 and applied Huangshan-1 to our Amazfit-branded health-oriented products in August 2019. Furthermore, we are developing our next generation AI chip, Huangshan-2, which will be more intelligent than its predecessor and enable more healthcare related functionality to further differentiate our future smart watch products.

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

We also continue to pursue strategic partnerships with battery companies to conduct joint research in the areas of energy harvesting and energy conversion to develop high-capacity battery for smart wearable devices. With respect to sensor technology, we currently focus on developing a new PPG sensor that can monitor both heart rate and blood oxygen level, which will form the basis to further enhance the functionalities and broaden the application scenarios of our products. In addition, we are also exploring new ways to connect our products with end users’ mobile devices besides the traditional methods such as Bluetooth and Wi-Fi.

Third-Party Service Integration

Our third-party service integration team is responsible for exploring innovative ways to integrate social features with our products and services and introduce new third-party services to our platform. We currently focus on the opportunities in the areas of sports, fitness, health and medical care. For example, we are working with insurance companies to distribute certain insurance products on our platform. We are also exploring cooperation opportunities with fitness trainers to help them tailor training programs and adjust exercise intensity based on our users’ activity and fitness levels. We are also working with clinics and hospitals to directly connect doctors with users via our platform to perform diagnosis for heart diseases and provide rehabilitation services.

Our Relationship with Xiaomi

We have been a major partner of Xiaomi to design and manufacture Xiaomi Wearable Products. Our strategic cooperation agreement with Xiaomi grants us the most-preferred-partner status globally to develop future Xiaomi Wearable Products. We leverage Xiaomi’s brand recognition and global distribution networks for the sale of Xiaomi Wearable Products as well as products under our own brand. Our sale of Xiaomi Wearable Products to Xiaomi is governed by a business cooperation agreement, pursuant to which Xiaomi is responsible for the distribution and sales of Xiaomi Wearable Products through their networks and sales channels.

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

Strategic Collaboration with Timex

In November 2018, we began to collaborate with Timex Group, a global leader in watchmaking for more than 160 years. We and Timex started to explore opportunities to develop new products and increase global presence in the smart wearables marketplace, pairing Timex’s longstanding expertise as watchmakers with our artificial intelligence technology, App design and manufacturing capabilities. Together, we aim at developing a new generation of smart watches that deliver on performance, style, craftsmanship and price. In February 2020, Timex launched the new Ironman R300, the first Timex product designed and manufactured by us. In addition, Timex and we will explore and develop value-added services, including e-payment, weight management, sports, fitness, and health care related services for users by leveraging our cloud service platform and AI technology and Timex’s vertical integration capabilities in watchmaking.

Strategic Collaboration with AliveCor

In October 2019, we made a minority interest investment in AliveCor, Inc., one of the industry-leading players in artificial intelligence based personal ECG technology, and a provider of enterprise cardiology solutions with CE and FDA clearance. In connection with this investment, we entered into a licensing agreement with AliveCor, pursuant to which AliveCor Inc. granted us a license under certain patents, algorithm and trademark rights of AliveCor Inc. covering software and devices for wearable and other mobile devices to record ECGs and analyze those ECGs. Leveraging the cutting-edge technology of AliveCor, we will explore the opportunity to deliver new high-performance ECG form factors to global markets.

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

Since September 2015, we have started to use the brand name “Amazfit” to market our self-branded products. In 2019, we engaged in various marketing and branding activities, both in China and globally, to promote our Amazfit brand. We seek to further increase our brand awareness by expanding our marketing efforts, strengthening our competitive differentiation, and providing our users with consistent and high quality products.

Our self-branded products are sold via both online and offline channels. In terms of online platforms, we operate storefront on e-commerce platforms including JD.com and TMall in addition to directly selling to certain of these e-commerce platforms who subsequently distribute to end users. For our offline network, we work with both well-established distributors to create points of purchase at their retail stores. In addition, our products have international versions that are manufactured for sales and distribution in overseas markets. In

2019, we explored domestic and international sales and marketing channels for our Amazfit products on our own, and we plan to keep doing so in the foreseeable future.

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

As of March 31, 2020, we had obtained 388 patents and had submitted 357 additional patent applications. Our issued PRC patents will expire between 2020 and 2040 and our issued foreign patents will expire between 2024 and 2044. As of March 31, 2020, we had registered 817 trademarks and had submitted 664 additional trademark applications. Our registered PRC trademarks will expire between 2020 and 2030 but can be renewed. Our registered foreign trademarks will expire between 2021 and 2033 but can be renewed. As of March 31, 2020, we had obtained 28 software copyrights.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, such as use of confidentiality agreement with our employees and outside consultants.

Competition

We compete with other companies in every aspect of our business, particularly with companies that are in the smart wearables market. The smart wearables market has a multitude of participants, including consumer electronics companies specialized in smart wearable technology, such as Fitbit and Garmin, large, broad-based consumer electronics companies that either compete in our market or adjacent markets, or have announced plans to do so, such as Huawei, Apple, Samsung and Xiaomi, traditional health and fitness companies and traditional watch companies. We also face competition from local providers of similar products in the different regions and countries where our products are distributed.

We believe that the principal competitive factors impacting the market for our products include:

•                  brand recognition;

•                  breadth of product offerings;

•                  functionality;

•                  sales and distribution;

•                  data accuracy;

•                  sensor technology and algorithms;

•                  user services; and

•                  pricing.

We believe we can compete favorably with our competitors on the basis of these factors. We believe we have one of the largest accumulative registered user bases in the global wearable devices industry as a result of our large shipment volume. The large amount of data we collect from our user base allows us to continuously improve our proprietary algorithms to enhance the performance of our products. We plan to establish our own brands as lifestyle brands by consistently introducing innovative products that offer increasingly rich premium services and functionalities for our self-branded products. While we leverage Xiaomi’s brand recognition and sales channel for Xiaomi Wearable Products, we expect to further expand our own sales channels for our Amazfit products, both in China and globally.

We have also developed proprietary chipsets that are highly power efficient. For example, Mi Band 4 can run up to 20 days under normal usage after a full charge. Additionally, this feature allows our products to sample more data from users more frequently, enabling them to even more accurately track the measures while at the same time ensuring stable data transmission.

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

Regulation on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or NDRC, and together with the FIE and their respective implementation rules and ancillary regulations. The Catalogue lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. On June 30, 2019, the MOFCOM and the NDRC jointly released the Catalogue of Industries for Encouraging Foreign Investment (2019 Version) and the Special Management Measures (Negative List) for the Access of Foreign Investment (2019), or the 2019 Negative List, which became effective on July 30, 2019, to amend and supplement the Guidance Catalog and replace the previous negative list thereunder.

On March 15, 2019, the National People’s Congress promulgated the FIL, which came into effect on January 1, 2020 and replaced the Outdated FIE Laws. The FIL, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The FIL provides that foreign-invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. However, it is unclear whether the “negative list”

will differ from the 2019 Negative List. In addition, the FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

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

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarified that the State Council encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment and advances a higher-level opening.

On December 30, 2019, the MOFCOM and State Administration for Market Regulation jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, in the case that a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign invested enterprise shall submit the investment information to the competent commerce department.

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

Patents

Pursuant to the PRC Patent Law, most recently amended on December 27, 2008, and its implementation rules, most recently amended on January 9, 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, and utility models and designs are effective for ten years from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first.

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

As of March 31, 2020, we had 247 patents granted and 193 patent applications pending in China, 141 patents granted and 164 patent applications pending outside China.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of March 31, 2020, we owned 540 registered trademarks in different applicable trademark categories and were in the process of applying to register 192 trademarks in China, 277 registered trademarks in different applicable trademark categories and were in the process of applying to register 472 trademarks outside China.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB5.0 million.

Software Copyright Law

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. As of March 31, 2020, we have registered 28 computer software copyrights in China.

Regulation on Domain Name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MIIT, effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate an arbitration procedure. As of March 31, 2020, we have registered 85 domain names.

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

Regulation on Advertising Business

The State Administration for Market Regulation, or the SAMR, is the government agency responsible for regulating advertising activities in the PRC.

According to the PRC laws and regulations, companies that engage in advertising activities must obtain from SAMR or its local branches a business license which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. The release or delivery of advertisements through the Internet shall not impair the normal use of the network by users. The advertisements released in pop-up form on the webpage of the Internet and other forms shall indicate the close flag in prominent manner and ensure one-key close. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, SAMR or its local branches may revoke violators’ licenses or permits for their advertising business operations.

On July 4, 2016, the State Administration of Industry and Commerce, the predecessor of SAMR, issued the Interim Measures for the Administration of Internet Advertising to regulate internet advertising activities. According to these measures, no advertisement of any medical treatment, medicines, food for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services subject to examination by an advertising examination authority as stipulated by laws and regulations may be published unless the advertisement has passed such examination. In addition, no entity or individual may publish any advertisement of prescription drugs or tobacco on the internet. An internet advertisement must be identifiable and clearly identified as an “advertisement” to the consumers. Paid search advertisements are required to be clearly distinguished from natural search results. In addition, the following internet advertising activities are prohibited: providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others. Internet advertisement publishers are required to verify relevant supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications. Internet information service providers that are not involved in internet advertising business activities but simply provide information services are required to block any attempt to publish an illegal advisement that they are aware of or should reasonably be aware of through their information services.

To comply with these laws and regulations, we have obtained a business license, which allows us to operate advertising businesses, and adopted several measures. Our advertising contracts require that substantially all advertising agencies or advertisers that contract with us must examine the advertising content provided to us to ensure that such content is truthful, accurate and in full compliance with PRC laws and regulations.

Regulation on Medical Device

The Regulations on Supervision and Administration of Medical Devices, issued by the State Council in on January 4, 2000, and further amended on March 7, 2014, and on May 4, 2017, respectively, divide medical devices into three types. For Class I medical devices, the record-filing management shall be implemented, while for Class II and Class III ones, the registration management shall be implemented. In case of the application for registration of Class II medical devices, the applicant for registration shall submit the registration application materials to the National Medical Products Administration at the province, autonomous region or municipality level. In case of the application for registration of Class III medical devices, the applicant for registration shall submit the registration application materials to the National Medical Products Administration. The medical device registration certificate for Class II and Class III medical devices is valid for five years. Where engaging in production of Class II and Class III medical devices, the manufacturing party shall obtain the medical device production license. In addition, where engaging in operation of Class II medical devices, an operating enterprise shall also make a record-filing with the National Medical Products Administration.

Currently, Anhui Huami Healthcare Co., Ltd., a subsidiary of Anhui Huami, has engaged in the development of an ECG sensors-enabled smart band, which will be deemed as Class II medical devices for monitoring ECGs. We have completed the record-filing for operating Class II medical devices. We have also obtained the medical device production license and the National Medical Products Administration Class II medical devices certification for such ECG sensors-enabled smart band.

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

The PRC Enterprise Income Tax Law and its implementation rules, which was promulgated on December 6, 2007 and amended on April 23, 2019, permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016, the State Administration for Taxation, or SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.

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

PRC Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the China-HK Taxation Arrangement, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. In February 2018, the State Administration of Taxation issued the “Announcement on Issues concerning Beneficial Owners in Tax Treaties”, or Circular No. 9, effective on April 1, 2018, to replace the Circular of the State Administration of Taxation on the Interpretation and the Determination of the Beneficial Owners in the Tax Treaties, effective from October 2009. Circular No. 9 provides a more elastic guidance to determine whether the applicant engages in substantive business activities. Furthermore, under the “Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties”, or SAT Circular No. 60, non-resident taxpayers who satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to follow-up administration by the tax authorities. Where the non-resident taxpayer does not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent shall withhold tax pursuant to the provisions of PRC tax laws. The SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, or SAT Circular No. 35, on October 14, 2019, which became effective on January 1, 2020. The SAT Circular No. 35 further simplified the procedures for enjoying treaty benefits and replaced the SAT Circular No. 60. According to the SAT Circular No. 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. In addition, according to a tax circular issued by SAT in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Although our WFOE is currently wholly owned by Huami HK Limited, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

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

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular No. 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. SAFE also strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such Renminbi capital may not be changed without SAFE’s approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE issued SAFE Circular No. 19, which took effective and replaced SAFE Circular No. 142 on June 1, 2015. Although SAFE Circular No. 19 allows for the use of Renminbi converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted Renminbi for purposes beyond the business scope, for entrusted loans or for inter-company Renminbi loans. SAFE promulgated the

Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties. On October 23, 2019, SAFE issued the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment, or the SAFE Circular No. 28, pursuant to which all foreign-invested enterprises are allowed to make domestic equity investments with their capital funds in accordance with relevant laws and regulations.

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

Regulation on Dividend Distributions

As the Foreign Investment Law came into effect on January 1, 2020 and replaced the Outdated FIE Laws, the principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include the Company Law, and the EIT Law and its implementation rules.

Under the current regulatory regime of the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws and regulations regarding foreign investment provide otherwise. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

C.                                    Organizational Structure

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

Notes:

(1)         Messrs. Wang Huang, Yunfen Lu, Meihui Fan, Bin Fan, Yi Zhang and Xiaojun Zhang are beneficial owners of the shares of our company and hold 90.1%, 2.1285%, 2.1285%, 2.1285%, 2.1285% and 1.386% equity interests in Beijing Huami, respectively. They are either directors or employees of our company.

(2)         Messrs. Wang Huang and Yunfen Lu are beneficial owners of the shares of our company and hold 99.4% and 0.6% equity interests in Anhui Huami, respectively. They are also directors of our company.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shunyuan Kaihua (our WFOE), our VIEs and their respective shareholders.

Agreements that provide us with effective control over the VIEs

Shareholder Voting Proxy Agreements and Powers of Attorney. Pursuant to the second amended and restated Shareholder Voting Proxy Agreement, dated March 20, 2020, among our WFOE, Anhui Huami and each of the shareholders of Anhui Huami, each of the shareholders of Anhui Huami has executed a power of attorney to irrevocably authorize our WFOE or any person designated by our WFOE to act as his, her or its attorney-in-fact to exercise all of his, her or its rights as a shareholder of Anhui Huami, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and removal of directors, supervisors and officers, as well as the sale, transfer and disposal of all or part of the equity interests owned by such shareholder. The power of attorney will remain effective until the termination of the Shareholder Voting Proxy Agreement unless otherwise instructed by our WFOE.

On March 20, 2020, our WFOE, Beijing Huami and each of the shareholders of Beijing Huami entered into the second amended and restated Shareholder Voting Proxy Agreement and power of attorney, which contain terms substantially similar to the Shareholder Voting Proxy Agreement and power of attorney executed by the shareholders of Anhui Huami described above.

Equity Pledge Agreements. Pursuant to the second amended and restated Equity Pledge Agreement, dated March 20, 2020, among our WFOE, Anhui Huami and each of the shareholders of Anhui Huami, the shareholders of Anhui Huami have pledged 100% equity interests in Anhui Huami to our WFOE to guarantee the performance by the shareholders of their obligations under the Exclusive Option Agreement, the Shareholder Voting Proxy Agreement and the Equity Pledge Agreement, as well as the performance by Anhui Huami of its obligations under the Exclusive Option Agreement, the Shareholder Voting Proxy Agreement, the Exclusive Service Agreement and the Equity Pledge Agreement. In the event of a breach by Anhui Huami or any shareholder of contractual obligations under the Equity Pledge Agreement, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Anhui Huami and will have priority in receiving the proceeds from such disposal. The shareholders of Anhui Huami also undertake that, without the prior written consent of our WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. Anhui Huami undertakes that, without the prior written consent of our WFOE, they will not assist or allow any encumbrance to be created on the pledged equity interests. Each shareholder has also executed a power of attorney to irrevocably authorize Wang Huang as his, her or its attorney-in-fact to sign any legal documents that are required or useful in exercising our WFOE’s rights under the Equity Pledge Agreement.

On March 20, 2020, our WFOE, Beijing Huami and each of the shareholders of Beijing Huami entered into the second amended and restated Equity Pledge Agreement, which contains terms substantially similar to the Equity Pledge Agreement described above.

As of the date of this annual report, we have completed the registration of the equity pledge of Anhui Huami with the competent office of the State Administration for Market Regulation in accordance with the PRC Property Rights Law , and we are in the process of applying for the registration of the equity pledge of Beijing Huami.

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

Agreements that allow us to receive economic benefits from the VIEs

Exclusive Consultation and Service Agreements. Pursuant to the second amended and restated Exclusive Consultation Service Agreement, dated March 20, 2020, between our WFOE and Anhui Huami, our WFOE has the exclusive right to provide Anhui Huami with the consulting and technical services required by Anhui Huami’ business. Without our WFOE’s prior written consent, Anhui Huami may not accept any services subject to this agreement from any third party. Anhui Huami agrees to pay our WFOE an annual service fee at an amount that is equal to 100% of its net income or the amount which is adjusted in accordance with our WFOE’s sole discretion for the relevant year as well as the mutually-agreed amount for certain other technical services, both of which should be paid within three months after the end of the relevant calendar year. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Consultation and Service Agreement, to the extent permitted by applicable PRC laws. To guarantee Anhui Huami’s performance of its obligations thereunder, the shareholders have pledged their equity interests in Anhui Huami to our WFOE pursuant to the Equity Pledge Agreement. The Exclusive Consultation and Service Agreement will remain effective for an indefinite term, unless otherwise terminated pursuant to mutual agreement in writing or applicable PRC laws.

On March 20, 2020, our WFOE, Beijing Huami and each of the shareholders of Beijing Huami entered into the second amended and restated Exclusive Consultation and Service Agreement, which contains terms substantially similar to the Exclusive Consultation and Service Agreement described above.

Agreements that provide us with the option to purchase the equity interests in and assets of the VIEs

Exclusive Option Agreements. Pursuant to the second amended and restated Exclusive Option Agreement, dated March 20, 2020, among our WFOE, Anhui Huami and each of the shareholders of Anhui Huami, the shareholders of Anhui Huami have irrevocably granted our WFOE an exclusive option to purchase all or part of their equity interests in Anhui Huami, and Anhui Huami has irrevocably granted our WFOE an exclusive option to purchase all or part of its assets. Our WFOE or its designated person may exercise such options at the lowest price permitted under applicable PRC laws. The shareholders of Anhui Huami undertake that, without our WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Anhui Huami, (ii) transfer or otherwise dispose of their equity interests in Anhui Huami, (iii) change Anhui Huami’s registered capital, (iv) amend Anhui Huami’s articles of association, (v) dispose of Anhui Huami’s material assets (except in the ordinary course of business), or (vi) merge Anhui Huami with any other entity. In addition, Anhui Huami undertakes that, without our WFOE’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets (except in the ordinary course of business). The Exclusive Option Agreement will remain effective until the entire equity interests in and all the assets of Anhui Huami have been transferred to our WFOE or its designated person.

On March 20, 2020, our WFOE, Beijing Huami and each of the shareholders of Beijing Huami entered into the second amended and restated Exclusive Option Agreement, which contains terms substantially similar to the Exclusive Option Agreement described above.

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

D.                                    Property, Plant and Equipment

Our headquarters are located in Hefei, where we own and lease the office building with an aggregate floor area of approximately 45,508 square meters. Our research and development facilities, including those for hardware engineering, structure design and mobile app development, and our management and operations facilities, including those for accounting, supply chain management, quality assurance and customer services, are located at our headquarters. We have sales and marketing, communication and business development personnel at our office in Beijing and supply chain management and factory management personnel at our office in Shenzhen. We also have research and development personnel who are responsible for biometric ID design and frontier technology at our office in Cupertino.

We currently lease and occupy 6,438 square meters of office space in Shenzhen, 4,363 square meters of office space in Beijing, 1,438 square meters of office space in Nanjing, 791 square meters of office space in Vancouver, 365 square meters of office space in Cupertino, 277 square meters of office space in Shanghai and 182 square meters of office space in Xi’an. These leases vary in duration from 1 year to 7 years.

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

A.                                    Operating Results

Key Factors Affecting Our Results of Operations

Our research and development of innovative products and services

We have dedicated and will continue to dedicate significant research and development efforts in developing innovative products and services. For the years ended December 31, 2017, 2018 and 2019, research and development expenses accounted for 49.2%, 45.9% and 50.0% of our total operating expenses and 7.5%, 7.2% and 7.4% of our revenues, respectively. Our future success is significantly dependent on our ability to continually launch products and services that are popular among consumers, particularly relative to those offered by our competitors. The popularity of our products and services in turn affects users’ engagement on our platform, the data of which form a critical foundation of our research and development efforts.

Relationship with Xiaomi

We have been a major partner of Xiaomi to design and manufacture Xiaomi Wearable Products. Our strategic cooperation agreement with Xiaomi grants us the most-preferred-partner status globally to develop future Xiaomi Wearable Products and provides us with significant business demand, allowing us to commercially launch our products and ramp up our business quickly. Xiaomi is our exclusive distribution channel for all Xiaomi Wearable Products. Historically, we derived a substantial majority of our revenues from the sales of Xiaomi Wearable Products. For the years ended December 31, 2017, 2018 and 2019, revenues from our Xiaomi Wearable Products segment represented 78.8%, 66.9% and 72.2% of our total revenues, respectively. In addition, we leverage Xiaomi’s established distribution network and global presence for the sales and promotion of our self-branded products and international expansion. Therefore, maintaining a close and mutually beneficial relationship with Xiaomi is critical to our operations and future growth.

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

Brand promotion and international expansion

One of our important growth strategies is to attract new users through enhancing our brand recognition, particularly for our self-branded products. To execute this strategy, we plan to engage in a variety of marketing and brand promotion campaigns both in China and globally, which may cause our selling and marketing expenses to increase in the near future. Selling and marketing expenses as a percentage of our revenues were low historically, but it is possible that they may increase.

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

Impact of COVID-19 on Our Operations.

The majority of our revenues are derived from the sales of our smart wearable products in China and overseas. Our results of operations and financial condition in 2020 will be affected by the spread of COVID-19. The COVID-19 has impact on the smart wearable industry, especially on consumers’ demand for smart wearable products, the manufacturing capabilities and supply chains. The extent to which COVID-19 impacts our results of operations in 2020 may depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese and global economy and consumer activities in general. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak in China and globally.”

The spread of COVID-19 may negatively affect our results of operations in fiscal year of 2020. We estimate a decrease in demand for smart wearable products, both in China and overseas, due to the downturn in the macroeconomic environment resulted therefrom. Consequently, our sales performance may be negatively affected. In addition, the number of our products manufactured reduced in January and February 2020 as our contracted manufacturing facilities have been temporarily shut down, and the manufacturing facilities have still been in ramp-up to its full capacity since March. The worldwide outbreak may not only adversely affect our sales performance overseas, but also lead to components and raw materials shortages as we source those from south east Asia, Europe and other areas around the world. At the time of this filing, we have taken a series of measures in response to the outbreak, including, among others, remote working arrangement for our employees. These measures could reduce the capacity and efficiency of our operations, which in turn could negatively affect our results of operations.

Our cash position at the end of 2019 was RMB1.8 billion (US$0.3 billion). In addition, in early 2020, we borrowed approximately RMB882 million of loan in different currencies from several commercial banks. We will pay close attention to the development of the COVID-19 outbreak, perform further assessment of its impact and take relevant measures to minimize the impact.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

We derive our revenues from two operating segments, (i) Xiaomi Wearable Products, and (ii) our self-branded products and others. The following table sets forth our revenues by segment and as a percentage of total revenues for the periods indicated:

	Years Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Xiaomi Wearable Products	1,614,512	78.8	2,439,534	66.9	4,193,665	602,382	72.2
Self-branded products and others(1)	434,384	21.2	1,205,801	33.1	1,618,590	232,496	27.8
Total revenues	2,048,896	100.0	3,645,335	100.0	5,812,255	834,878	100.0

Note:

(1)         The revenue for self-branded products and others includes sales to Xiaomi of RMB163.4 million, RMB359.3 million and RMB77.5 million (US$11.1 million) for the years ended December 31, 2017, 2018 and 2019, respectively.

We generate revenues primarily from sales of Xiaomi Wearable Products and our self-branded products. Our Xiaomi Wearable Products include Xiaomi-branded smart bands, scales and associated accessories. Our self-branded products are our Amazfit-branded smart wearable products, which currently include smart bands, watches, modules and associated accessories.

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

The following table sets forth our cost of revenues by segment and as a percentage of total cost of revenues for the periods indicated:

	Years Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Xiaomi Wearable Products	1,232,792	79.3	1,883,509	69.6	3,296,696	473,541	75.9
Self-branded products and others	321,402	20.7	822,376	30.4	1,047,816	150,509	24.1
Total cost of revenues	1,554,194	100.0	2,705,885	100.0	4,344,512	624,050	100.0

The following table sets forth the gross profit and gross margin by segment:

	Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Xiaomi Wearable Products	381,720	556,025	896,969	128,841
Self-branded products and others	112,982	383,425	570,774	81,987
Total gross profit	494,702	939,450	1,467,743	210,828
Xiaomi Wearable Products	23.6%	22.8%	21.4%
Self-branded products and others	26.0%	31.8%	35.3%
Overall gross margin	24.1%	25.8%	25.3%

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

	Years Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operating Data:
Revenues(1)	2,048,896	100.0	3,645,335	100.0	5,812,255	834,878	100.0
Cost of revenues(2)	1,554,194	75.9	2,705,885	74.2	4,344,512	624,050	74.7
Gross profit	494,702	24.1	939,450	25.8	1,467,743	210,828	25.3
Operating expenses:
Research and development expenses(3)	153,827	7.5	263,220	7.2	430,822	61,884	7.4
General and administrative expenses(3)	114,880	5.6	213,973	5.9	248,462	35,689	4.3
Selling and marketing expenses(3)	44,026	2.1	96,538	2.6	181,975	26,139	3.1
Total operating expenses	312,733	15.3	573,731	15.7	861,259	123,712	14.8
Operating income	181,969	8.9	365,719	10.0	606,484	87,116	10.4
Realized gain from investments	2,373	0.1	261	0.0	1,822	262	0.0
Interest income	3,003	0.1	11,595	0.3	33,478	4,809	0.6
Gain from fair value change of long-term investments	—	—	7,860	0.2	—	—	—
Impairment loss from long-term investments	—	—	(7,590)	(0.2)	(2,600)	(373)	(0.0)
Other income	4,555	0.2	8,768	0.2	13,186	1,894	0.2
Income before income tax	191,900	9.4	386,613	10.6	652,370	93,708	11.2
Income tax (expense)	(27,611)	(1.3)	(52,036)	(1.4)	(77,887)	(11,188)	(1.3)
Income before loss from equity method investments	164,289	8.0	334,577	9.2	574,483	82,520	9.9
Income/(loss) from equity method investments	2,806	0.1	1,743	0.0	(1,112)	(160)	(0.0)
Net income	167,095	8.2	336,320	9.2	573,371	82,360	9.9

Notes:

(1)         Includes RMB1,778.6 million, RMB2,817.0 million and RMB4,281.0 million (US$614.9 million) with related parties for the years ended December 31, 2017, 2018 and 2019, respectively.

(2)         Includes RMB1,355.5 million, RMB2,141.1 million and RMB3,342.1 million (US$480.1 million) with related parties for the years ended December 31, 2017, 2018 and 2019, respectively.

(3)         Share-based compensation expenses were included in operating expenses. Our share-based compensation expenses were the result of (i) our grants of options, restricted shares and restricted share units under our share incentive plans to our employees, and (ii) the share restriction agreements entered into among our founders and our preferred shareholders in relation to our private financing transactions in January 2014 and April 2015. For the years ended December 31, 2017, 2018 and 2019, we recorded share-based compensation expenses of RMB51.5 million, RMB55.3 million and RMB17.8 million (US$2.6 million), respectively, in relation to the vesting of the restricted shares of our founders under the share restriction agreements.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our revenues increased by 59.4% from RMB3,645.3 million for the year ended December 31, 2018 to RMB5,812.3 million (US$834.9 million) for the year ended December 31, 2019, primarily due to the continuous sales growth of Xiaomi Wearable Products and the sales growth of our self-branded products.

Xiaomi Wearable Products. Our Xiaomi Wearable Products segment revenues increased by 71.9% from RMB2,439.5 million for the year ended December 31, 2018 to RMB4,193.7 million (US$602.4 million) for the year ended December 31, 2019. The increase was primarily attributable to an increase in shipment volume of our Xiaomi Wearable Products from approximately 24.4 million in 2018 to approximately 38.4 million in 2019.

Self-branded products and others. Our self-branded products and others segment revenues increased by 34.2% from RMB1,205.8 million in 2018 to RMB1,618.6 million (US$232.5 million) in 2019. The increase was primarily attributable to an increase in shipment volume of our self-branded products from approximately 3.1 million in 2018 to approximately 3.9 million in 2019.

Cost of revenues

Our cost of revenues increased by 60.6% from RMB2,705.9 million for the year ended December 31, 2018 to RMB4,344.5 million (US$624.1 million) for the year ended December 31, 2019. The increase was in line with the rapid sales growth of our Xiaomi Wearable Products and self-branded products.

Xiaomi Wearable Products. Costs of revenues for our Xiaomi Wearable Products segment increased by 75.0% from RMB1,883.5 million for the year ended December 31, 2018 to RMB3,296.7 million (US$473.5 million) for the year ended December 31, 2019. The increase was in line with the sales growth of our Xiaomi Wearable Products.

Self-branded products and others. Cost of revenues for our self-branded products and others segment increased by 27.4% from RMB822.4 million for the year ended December 31, 2018 to RMB1,047.8 million (US$150.5 million) for the year ended December 31, 2019. The increase was in line with the sales growth of our self-branded products and the changes in our product mix.

Gross profit

Our gross profit increased by 56.2% from RMB939.5 million for the year ended December 31, 2018 to RMB1,467.7 million (US$210.8 million) for the year ended December 31, 2019.

Research and development expenses

Research and development expenses increased by 63.7% from RMB263.2 million for the year ended December 31, 2018 to RMB430.8 million (US$61.9 million) for the year ended December 31, 2019, primarily due to (i) an increase of RMB106.7 million in the salary and welfare compensation of research and development personnel; and (ii) an increase of RMB55.8 million in testing costs associated with our pipeline products, partially offset by a decrease of RMB31.0 million in share-based compensation expenses. The completion of our initial public offering in February 2018 and the amendment of certain vesting schedules of previously granted options triggered an acceleration of share-based compensation expenses recognition in 2018.

General and administrative expenses

General and administrative expenses increased by 16.1% from RMB214.0 million for the year ended December 31, 2018 to RMB248.5 million (US$35.7 million) for the year ended December 31, 2019, primarily due to (i) an increase of RMB38.1 in personnel-related costs; (ii) an increase of RMB20.3 million in professional fee related to improving operation management and business expansion; (iii) an increase of RMB8.1 million in miscellaneous expenses supporting our daily operation; and (v) an increase of RMB5.4 million in rental fee in relation to the open of several new offices, partially offset by a decrease of RMB47.2 million in share-based compensation. The completion of our initial public offering in February 2018 and the amendment of certain vesting schedules of previously granted options triggered an acceleration of share-based compensation expenses recognition in 2018.

Selling and marketing expenses

Selling and marketing expenses increased by 88.5% from RMB96.5 million for the year ended December 31, 2018 to RMB182.0 million (US$26.1 million) for the year ended December 31, 2019, primarily due to (i) an increase of RMB59.5 million in advertising and promotional for our self-branded products, both in China and overseas market; (ii) an increase of RMB22.2 million in personnel-related costs.

Operating income

As a result of the factors set out above, we recorded an operating income of RMB606.5 million (US$87.1 million) for the year ended December 31, 2019, as compared to an operating income of RMB365.7 million for the year ended December 31, 2018.

Interest income

Interest income represents interest earned on bank deposits. We had interest income of RMB33.5 million (US$4.8 million) in 2019 and RMB11.6 million in 2018.

Other income

We had other income of RMB8.8 million in 2018 and RMB13.2 million (US$1.9 million) in 2019.

Income tax expenses

We recorded income tax expenses in the amount of RMB52.0 million in 2018 and RMB77.9 million (US$11.2 million) in 2019. The increase in income tax expenses for the year ended December 31, 2019 was attributable to an increase in taxable income. The material reconciling items between the tax expense computed by applying the PRC enterprise tax rate of 25% to income before income tax and the actual income tax expense is the tax impact from the tax holidays, which amounted to RMB 58.3 million in 2018 and RMB72.4 million (US$10.4  million) in 2019.

Net income

As a result of the foregoing, our net income increased by 70.5% from RMB336.3 million for the year ended December 31, 2018 to RMB573.4 million (US$82.4 million) for the year ended December 31, 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our revenues increased by 77.9% from RMB2,048.9 million for the year ended December 31, 2017 to RMB3,645.3 million for the year ended December 31, 2018, primarily due to an increase in shipment volume of both of our Xiaomi Wearable Products and self-branded products, in particular, the increase in shipment volume of our self-branded products from approximately 1.0 million in 2017 to approximately 3.1 million in 2018.

Xiaomi Wearable Products. Our Xiaomi Wearable Products segment revenues increased by 51.1% from RMB1,614.5 million for the year ended December 31, 2017 to RMB2,439.5 million for the year ended December 31, 2018. The increase was primarily attributable to an increase in shipment volume of our Xiaomi Wearable Products from approximately 17.1 million in 2017 to approximately 24.4 million in 2018.

Self-branded products and others. Our self-branded products and others segment revenues increased by 177.6% from RMB434.4 million in 2017 to RMB1,205.8 million in 2018. The increase was primarily attributable to an increase in shipment volume of our self-branded products from approximately 1.0 million in 2017 to approximately 3.1 million in 2018.

Cost of revenues

Our cost of revenues increased by 74.1% from RMB1,554.2 million for the year ended December 31, 2017 to RMB2,705.9 million for the year ended December 31, 2018. The increase was in line with the rapid sales growth of our Xiaomi Wearable Products and self-branded products.

Xiaomi Wearable Products. Costs of revenues for our Xiaomi Wearable Products segment increased by 52.8% from RMB1,232.8 million for the year ended December 31, 2017 to RMB1,883.5 million for the year ended December 31, 2018. The increase was in line with the sales growth of our Xiaomi Wearable Products.

Self-branded products and others. Cost of revenues for our self-branded products and others segment increased by 155.9% from RMB321.4 million for the year ended December 31, 2017 to RMB822.4 million for the year ended December 31, 2018. The increase was in line with the sales growth of our self-branded products.

Gross profit

Our gross profit increased by 89.9% from RMB494.7 million for the year ended December 31, 2017 to RMB939.5 million for the year ended December 31, 2018.

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

Research and development expenses

Research and development expenses increased by 71.1% from RMB153.8 million for the year ended December 31, 2017 to RMB263.2 million for the year ended December 31, 2018, primarily due to (i) an increase by RMB50.6 million in personnel-related costs in connection with hiring and retaining research and development staff; (ii) an increase by RMB35.2 million in share-based compensation; (iii) an increase by RMB10.8 million in other expenses, including travel expenses and professional services; and (iv) an increase by RMB5.5 million in intellectual property protection-related expenses.

General and administrative expenses

General and administrative expenses increased by 86.3% from RMB114.9 million for the year ended December 31, 2017 to RMB214.0 million for the year ended December 31, 2018, primarily due to (i) an increase by RMB48.6 million increase in personnel-related costs in connection with hiring and retaining administrative staff; (ii) an increase by RMB32.1 million in share-based compensation; (iii) an increase by RMB8.4 million in foreign exchange losses and (iv) an increase by RMB3.6 million in fees for professional services.

Selling and marketing expenses

Selling and marketing expenses increased by 119.3% from RMB44.0 million for the year ended December 31, 2017 to RMB96.5 million for the year ended December 31, 2018, primarily due to (i) an increase by RMB21.0 million in personnel-related costs in connection with hiring and retaining selling and marketing staff; (ii) an increase by RMB20.2 million in advertisement expenses, including expenses for promoting our products on e-commerce platforms and (iii) an increase by RMB4.3 million share-based compensation.

Operating income

As a result of the factors set out above, we recorded an operating income of RMB365.7 million for the year ended December 31, 2018, as compared to an operating income of RMB182.0 million for the year ended December 31, 2017.

Interest income

Interest income represents interest earned on bank deposits. We had interest income of RMB11.6 million in 2018 and RMB3.0 million in 2017.

Other income

We had other income of RMB4.6 million in 2017 and RMB8.8 million in 2018.

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

Hong Kong

Our subsidiary incorporated in Hong Kong, Huami HK Limited, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong for the years of assessment 2016/2017 and 2017/2018. Commencing from the year of assessment 2018/2019, the first HK$2.0 million of profits earned by Huami HK Limited will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from Huami HK Limited to us are not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiaries, VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Anhui Huami began to qualify as a high and new technology enterprise, or HNTE, since 2015 and renewed the HNTE certificate in July 2018. Accordingly Anhui Huami was subject to a tax rate of 15% during the years ended December 31, 2017, 2018 and 2019. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and other related regulations, including Circular No. 9, and receives approval from the relevant tax authority. If Huami HK Limited satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. According to the SAT Circular No. 35, effective from January 1, 2020, a Hong Kong entity shall adopt the method of “self-discrimination, declaration of enjoyment, and retention of relevant materials for future reference,” and the above mentioned requirement of filing application package with the relevant tax authority has been abolished. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

Revenue recognition

On January 1, 2018, we adopted Accounting Standards Update (ASU) 2014-09, Revenue Contracts with Customers (Topic 606), “Topic 606” applying the modified retrospective method to all contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. We recorded an increase to retained earnings and amount due from related parties of RMB33,329 as of January 1, 2018 due to the cumulative impact of adopting Topic 606.

After Adoption of Topic 606

Nature of Goods and Services

We generate substantially all of our revenues from sales of smart, wearable devices. We also generate a small amount of our revenues from our subscription-based services. For the years ended December 31, 2018 and 2019, we generated 66.9% and 72.2% of revenue from one customer for sales of exclusively designed and manufactured smart wearable devices, and 33.1% and 27.8% of revenue from sales of our self-branded products. Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for the goods or services. We recognized revenue, net of estimated sales returns and value-added taxes (“VAT”).

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

We allocate the transaction price to all performance obligations based on their relative standalone selling prices. The standalone selling prices are determined based on the expected cost plus margin as we determined that no observable price is available for any of its performance obligation. We considered multiple factors in the process of determining its cost plus margin including consumer behaviors and our internal pricing model. The cost plus margin estimated selling price for the smart and wearable devices comprised the majority of the transaction. The cost plus margin estimated selling price for the software services and software upgrades was estimated from RMB1.77 to RMB5.68 per unit and from RMB1.72 to RMB10.62 per unit for the years ended December 31, 2018 and 2019, respectively. We recognize revenue for the amounts allocated to the connected smart and wearable devices when the customer obtains control of our product, which occurs at a point of time, typically upon delivery to the reseller and acceptance by the reseller, who has been identified as our customer. Amounts allocated to the software services and unspecified upgrade rights are deferred and recognized over time as the customer simultaneously receives and consumes the benefit over an estimated nine-month period.

Sales of self-branded products

For the years ended December 31, 2018 and 2019, we generated 33.1% and 27.8% of revenues from sales of our self-branded products to retailers, distributors and end users. Our revenue recognition for its self-branded products was consistent with that described in the preceding paragraphs.

Cooperation Agreement with One Customer

For the years ended December 31, 2018 and 2019, we generated 66.9% and 72.2% of revenues from one customer for sales of exclusively designed and manufactured smart wearable devices. That customer is also the sole distributor for such smart wearable devices and is controlled by one of our shareholders. Under the cooperation agreement with this customer, we produce and assemble final product for shipments of wearable devices to that customer, who are then responsible for commercial distribution and sale of the product. The arrangement includes two payment installments. The first payment installment is priced to recover the costs incurred by us in developing and shipping the devices to the customer and is due from the customer to us once the products have been delivered and the customer has accepted the products. We allocate the initial payment installment between the hardware device, the software services, and the software upgrades based on their standalone selling price and recognizes revenue based on its recognition policy further described in the preceding paragraph. We are also entitled to receive a potential second installment payment calculated as 50 percent of the future net profits from commercial sales made by the customer. We have determined that the second installment consideration constitutes variable consideration and includes the amount in the transaction price to the extent it is not constrained and it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period (see below for further details). The second installment is also allocated between the hardware device, the software services, and the software upgrades based on the relative standalone price and is recognized based on our recognition policy further described in the preceding paragraph. Our revenue recognition policy of our products under our cooperation agreement is substantially consistent with that for our sales of self-branded products except that the installment payments arrangement under the cooperation agreement is not available to the self-branded products.

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

We allocated revenue to all deliverables based on their relative selling prices. We used a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence (“VSOE”) of fair value, (ii) third-party evidence (“TPE”), and (iii) best estimate of the selling price (“BESP”). Because we did not have neither VSOE nor TPE for any of its deliverables, revenue was allocated to the deliverables on our BESP as if each deliverable was sold regularly on a stand-alone basis. Our process for determining its BESP considered multiple factors including consumer behaviors and our internal pricing model. The BESP for the smart and wearable devices comprised the majority of the arrangement consideration. The BESP for the software services and software upgrades was estimated from RMB1.30 to RMB5.69 per unit for the years ended December 31, 2017. We recognized revenue for the amounts allocated to the connected smart and wearable devices at the time of delivery and acceptance (except as noted below), provided the other conditions for revenue recognition have been met. Revenue for products sold through distributors or retailers was recognized on a sell-in basis. Amounts allocated to the software services and unspecified upgrade rights were deferred and recognized on a straight-line basis over their estimated usage period which approximately 9 months.

Sales of self-branded products

For the years ended December 31, 2017, we generated 21.2% of revenues from sales of our self-branded products to retailers, distributors and end users. Our revenue recognition for its self-branded products was consistent with that described in the preceding paragraphs.

Cooperation agreement with one customer

For the years ended December 31, 2017, we generated 78.8% of revenues from one customer for sales of exclusively designed and manufactured smart wearable devices. That customer was also the sole distribution channel for such smart wearable devices and is controlled by one of our shareholders. Under the cooperation agreement with this customer, we produce and assemble final product for shipments of wearable devices to that customer, who are then responsible for commercial distribution and sale of the product. The arrangement includes two payment installments. The first payment installment is priced to recover the costs incurred by us in developing and shipping the devices to the customer and is due from the customer to us once the products have been delivered and the customer has accepted the products. We allocate the initial payment installment between the hardware device, the software services, and the software upgrades based on their relative fair value and recognizes revenue based on its recognition policy further described in the preceding paragraph. We are also entitled to receive a potential second installment payment calculated as 50 percent of the future net profits from commercial sales made by the customer. Given the revenue from the profit sharing arrangement is contingent on the commercial sale, we recognized revenue from the second installment in the period following the commercial sale by the customer, which is when the fee was fixed and determinable. The fee related to the second installment was usually earned by us between 30 to 45 days after initial shipment of the product to the customer. The second installment was also allocated between the hardware device, the software services, and the software upgrades based on their relative fair value and is recognized based on our recognition policy further described in the preceding paragraph. Our revenue recognition policy of our products under our cooperation agreement was substantially consistent with that for its sales of self-branded products except that the installment payments arrangement under our cooperation agreement is not available for the self-branded products.

Rights of return

We offer limited sales returns for self-branded products sold directly to our customers. We estimate the amount of our products sales that may be returned by its customers and records this estimate as a reduction of revenue in the period the related revenue is recognized. We currently estimate product return liabilities using our own historical sales information. For the years ended December 31, 2018 and 2019, returns were insignificant.

Product Warranty

We offer a standard product warranty that the product will operate under normal use. For products sold to the one customer under the business cooperation agreement, the warranty period is 18 months which includes a six-month warranty to that customer and an additional 12-month warranty to end-users. For products sold directly to end users, the warranty period is 12-month. We have the obligation, at our customers’ option, to either repair or replace the defective product.

At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. Warranty reserves are recorded as a cost of revenue.

Inventories

Our inventories consist of raw materials, finished goods and work in process. Inventories are stated at the lower of cost or net realizable value on a weighted average basis. Inventory costs include expenses that are directly or indirectly incurred in the purchase, including shipping and handling costs charged to us by suppliers, and production of manufactured product for sale. Expenses include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits and indirect labor. Cost is determined using the weighted average method. We assess the valuation of inventory and periodically write down and writes off the value for estimated excess and obsolete inventory based upon the product life cycle. For the fiscal years ended December 31, 2017, 2018 and 2019, the inventories provision amounted to RMB2.4 million, nil and RMB23.8 million, respectively.

Acquired intangible asset

Acquired intangible assets other than goodwill consist of the domain name for our website www.huami.com, trademark and patents. The domain name is recognized as an intangible asset with indefinite life and evaluated for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired. Such impairment test compares the fair value of asset with its carrying value, and an impairment loss is recognized if and when the carrying amount exceed the fair value. The estimates of values of the intangible asset not subject to amortization are determined using discounted cash flow valuation approach. Significant assumptions are inherent in this process, including estimates of discount rates. The patents and trademark are recognized as intangible assets with finite lives and are amortized on a straight-line basis over their expected useful economic lives. Amortization is calculated on a straight-line basis over the estimated useful life of nine to ten years.

Leases

We lease administrative office spaces in different cities in the PRC and overseas under operating leases. We determine whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on our consolidated balance sheets at the lease commencement. We measure our lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, which is the estimated rate that we would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. We estimate our incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to our company. We measure right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. We begin recognizing operating lease expense when the lessor makes the underlying asset available to us. Our leases have remaining lease terms of up to five years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, we did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

For short-term leases, we record operating lease expense in our consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

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

During the years ended December 31, 2017, 2018 and 2019, we recognized nil impairment loss on goodwill.

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

We review our equity securities without readily determinable fair value for impairment at each reporting period by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earning trends and other company specific information. During the years ended December 31, 2017, 2018 and 2019, we recorded nil, nil and RMB2.4 million impairment losses on our equity securities without readily determinable fair values.

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

Under the equity method of accounting, the investee company’s accounts are not reflected within our consolidated balance sheets and statements of operations; however, our share of the earnings or losses of the investee company is reflected in the caption “income/(loss) from equity method investments” in the consolidated statements of operations.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. We recorded nil, RMB4.1 million, and RMB218.0 thousand (US$31.3 thousand) impairment losses on its equity method investments during the years ended December 31, 2017, 2018 and 2019.

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

We review our available-for-sale investments for other than temporary impairment based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, our intent and ability to hold the investment, and the financial condition and near term prospects of the investees. We recorded nil, RMB3.5 million and nil impairment losses on our available-for-sale investments during the years ended December 31, 2017, 2018 and 2019.

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

We estimated the fair value of share options using the binomial option-pricing model with the assistance from an independent valuation firm. The fair value of each option grant is estimated on the date of grant with the following key assumptions:

	May 31, 2017	August 27, 2017	March 25, 2018	June 3, 2018	December 24, 2018	May 31, 2019
Risk-free interest rate	2.11% - 2.28%	2.07% - 2.17%	2.04% - 2.82%	2.79% - 2.83%	2.57%	2.14%
Contractual term (number of years)	10	10	1 - 10	7 - 10	10	10
Expected volatility	45.8% - 49.5%	49.2% - 49.5%	36% - 49%	50.3% - 52.5%	50.6%	50.4%
Expected dividend yield	0%	0%	0%	0%	0%	0%

We estimate the fair value of our restricted shares and restricted share units based on the fair value of our ordinary shares on the date of grant. For the years ended December 31, 2017, 2018 and 2019, we recorded share-based compensation expenses of RMB6.6 million, RMB29.4 million and RMB3.7 million (US$0.5 million) related to restricted shares and restricted share units.

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

For the years ended December 31, 2017, 2018 and 2019 we recorded share-based compensation expenses of RMB51.5 million, RMB55.3 million and RMB17.8 million (US$2.6 million) related to the unvested shares of the founders.

Consolidation of Variable Interest Entity

We conduct substantially all of our business in the PRC through contractual arrangements with Anhui Huami and its subsidiary, and Beijing Huami and its subsidiary.

We believe we have the power to control Anhui Huami and Beijing Huami through a series of contractual arrangements that we have entered into through Shunyuan Kaihua, our WFOE. Those contractual terms enable us to exercise effective control over them, receive substantially all of the economic benefits and have an exclusive option to purchase all or part of the equity interests and assets in Anhui Huami and its subsidiary and Beijing Huami when and to the extent permitted by PRC law. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive call option agreement. To exercise our rights under the exclusive call option agreement does not require the consent of shareholders of Anhui Huami and its subsidiary or Beijing Huami. Therefore, we believe this gives us the power to direct the activities that most significantly impact the economic performance of our affiliated entities.

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

B.                                    Liquidity and Capital Resources

The following table sets forth the movements of our cash flows for the periods presented:

	Years Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	17,266	238,336	707,605	427,999	61,479
Net cash used in investing activities	(99,387)	(38,881)	(324,841)	(112,703)	(16,188)
Net cash provided by financing activities	10,024	20,089	639,170	25,609	3,678
Net (decrease)/increase in cash and cash equivalents	(72,097)	219,544	1,021,934	340,905	48,969
Exchange rate effect on cash and cash equivalents	5,262	(3,175)	60,357	11,274	1,619
Cash, cash equivalents and restricted cash at the beginning of year	219,987	153,152	369,521	1,451,812	208,540
Cash, cash equivalents and restricted cash at end of year	153,152	369,521	1,451,812	1,803,991	259,128

As of December 31, 2017, 2018 and 2019, our cash, cash equivalents and restricted cash were RMB369.5 million, RMB1,451.8 million and RMB1,804.0 million (US$259.1 million), respectively, out of which RMB66.5 million, RMB513.5 and RMB717.6 million (US$103.1 million) were held in U.S. dollars, and RMB303.0 million, RMB937.7 million and RMB1,084.3 million (US$155.7 million) were held in Renminbi, as of December 31, 2017, 2018 and 2019, respectively. Our cash, cash equivalents and restricted cash primarily consist of cash at banks and on hand. 70.3% of our cash, cash equivalents and restricted cash as of December 31, 2019 were held in China, and 69.8% of our cash, cash equivalents and restricted cash were held by our VIEs.

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

In utilizing the proceeds we received from our initial public offering and our ADS offering in April 2019, and the other cash that we hold offshore, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

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

Our PRC subsidiaries may convert Renminbi amounts that they generate in their own business activities, including technical consulting and related service fees pursuant to their contracts with the consolidated variable interest entities, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-PRC parent companies in the form of dividends. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be registered with SAFE and its local branches. The total amount of loans we can make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is either (i) two and half times of the net assts of such foreign-invested company, or (ii) the difference between the amount of total investment and the amount of registered capital of such foreign-invested company, as the company wishes to choose. As of December 31, 2015, profit appropriation made by our PRC subsidiaries to the reserve fund reached the maximum required amount of 50% of their registered capital. As a result, no additional profit appropriation was required to be made to the reserve fund since December 31, 2015.

Operating activities

Net cash provided by operating activities for the year ended December 31, 2019 was RMB428.0 million (US$61.5 million). The difference between our net income of RMB573.4 million (US$82.4 million) and the net cash provided by operating activities was primarily due to additional RMB249.7 million (US$35.9 million) used in working capital, partially offset by the adjustment of RMB104.3 million (US$15.0 million) in non-cash items, which primarily consisted of inventory write-off and share-based compensation. Changes in working capital for the year ended December 31, 2019 primarily consisted of an increase by RMB771.0 million (US$110.7 million) in amount due from related parties, an increase by RMB433.0 million (US$62.2 million) in inventories, and an increase by RMB130.0 million (US$18.7 million) in accounts receivable, partially offset by an increase by RMB935.8 million (US$134.4 million) in accounts payable and an increase by RMB86.2 million (US$12.4 million) in accrued expense and other current liabilities.

Net cash provided by operating activities for the year ended December 31, 2018 was RMB707.6 million. The difference between our net income of RMB336.3 million and the net cash provided by operating activities was primarily due to (i) an adjustment of RMB111.6 million in non-cash items, which primarily consisted of depreciation and amortization, share-based compensation and deferred income taxes, and (ii) an increase by RMB259.7 million in working capital. Changes in working capital for the year ended December 31, 2018 primarily consisted of an increase by RMB356.3 million in accounts payable, an increase by RMB119.9 million in accrued expense and other current liabilities, an increase by RMB51.3 million in other non-current liability and an increase by RMB32.4 million in income tax payable, partially offset by an increase by RMB234.9 million in inventories, an increase by RMB45.1 million in amount due from related parties, and an increase by RMB26.1 million in accounts receivable.

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

As of December 31, 2017, 2018 and 2019, we had amount due from related parties of RMB578.5 million, RMB656.4 million and RMB1,421.2 million (US$204.1 million), respectively, among which RMB567.6 million, RMB648.4 million and RMB1,418.6 million (US$203.8 million) were from Xiaomi and its affiliates, respectively. Xiaomi usually places significant product orders in the fourth quarter of each year relating to major promotional events, and this results in high inventories and account receivables from Xiaomi at the end of each year. All of the amount due from Xiaomi as of December 31, 2017, 2018 and 2019 was collected in the first quarter of 2018, 2019 and 2020, respectively.

Investing activities

Net cash used in investing activities was RMB112.7 million (US$16.2 million) for the year ended December 31, 2019, primarily due to purchase of long term investments of RMB180.9 million (US$26.0 million), purchase of property, plant and equipment of RMB34.3 million (US$4.9 million) and purchase of intangible assets of RMB11.8 million (US$1.7 million), partially offset by proceeds from the maturity of term deposits of RMB97.0 million (US$13.9 million).

Net cash used in investing activities was RMB324.8 million for the year ended December 31, 2018, primarily due to purchase of term deposits of RMB385.0 million, purchase of long term investments of RMB109.9 million, purchase of short term investments of RMB41.3 million and purchase of intangible assets of RMB52.0 million, partially offset by proceeds from the maturity of term deposits of RMB288.8 million.

Net cash used in investing activities was RMB38.9 million for the year ended December 31, 2017, primarily due to purchase of property, plant and equipment of RMB21.5 million and loans provided to others of RMB12.9 million.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2019 was RMB25.6 million (US$3.7 million), primarily due to the proceeds of RMB49.2 million from the offering of our ADSs in April 2019, partially offset by the repayment of bank borrowing of RMB20.0 million (US$2.9 million).

Net cash provided by financing activities for the year ended December 31, 2018 was RMB639.2 million, primarily due to the proceeds of RMB657.1 million from the initial public offering of our ADSs.

Net cash provided by financing activities for the year ended December 31, 2017 was RMB20.1 million, which was primarily due to a one-year bank borrowing of RMB30.0 million in 2017, and offset by the RMB10.0 million repayment of bank borrowings in 2016.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property, plant and equipment and intangible assets. Our capital expenditures were RMB24.5 million, RMB69.2 million and RMB46.1 million (US$6.6 million) in the years ended December 31, 2017, 2018 and 2019, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

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

The table below sets forth the respective revenues contribution and assets of Huami and our wholly-owned subsidiaries and our VIEs as of the dates and for the periods indicated:

	Revenues(1)			Total assets(1)
	For the Year Ended December 31,			As of December 31,
	2017	2018	2019	2018	2019
Huami and its wholly-owned subsidiaries	0.3%	0.2%	0.2%	26.5%	17.0%
VIEs	99.7%	99.8%	99.8%	73.5%	83.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)         The percentages exclude the inter-company transactions and balances between our subsidiaries and our VIEs.

C.                                    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by December 31,
	Total	2020	2021 - 2022	2023 - 2025	After 2025
	(in thousands of RMB)
Lease commitments(1)(2)	202,071	41,727	83,660	76,684	—
Total	202,071	41,727	83,660	76,684	—

Note:

(1)         Lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities with various expiration dates beyond 2020.

(2)         As of December 31, 2017, we had a minimum capital commitment of RMB423.3 million in connection with the purchase of a building under an agreement between Anhui Huami and Hefei High-Tech Administrative Office. In December 2018, the agreement was terminated. In March 2019, the two parties entered into a five-year lease agreement, the payment under which is included in the table, in connection with the same building.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wang Huang	44	Chairman of the Board of Directors and Chief Executive Officer
De Liu	46	Director
Yunfen Lu	54	Director
Xiaojun Zhang	48	Director
Jimmy Lai	63	Independent Director
Hongjiang Zhang	59	Independent Director
David Cui	51	Chief Financial Officer
Mike Yan Yeung	49	Chief Operating Officer
Hui Wang	42	Vice President of Health and Medical Business Group and General Manager of Beijing Operations
Pengtao Yu	38	Chief Industrial Designer

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

Mr. De Liu has served as our director since April 2015. Mr. Liu is one of the co-founders and a senior vice president of Xiaomi, a mobile Internet company, where he is responsible for the organization department and serves as the secretary of the party committee. Mr. Liu is a leading figure in industrial design in China and has received numerous industrial design awards together with his team, including 5 Red Dot Design Awards (Germany), 18 iF Design Awards (Germany) and 10 Red Star Design Awards (Mainland, China). Mr. Liu also holds various positions, including the vice-chairman of China Industrial Design Association and a member of National Manufacturing Strategy Advisory Committee. He also serves as a director of Viomi Technology Co., Ltd., a Nasdaq-listed company. Mr. Liu has received many honors in the business world as well. To name a few, he was awarded “Zhongguancun Top Talent” in 2015 and “Beijing Top Innovative and Entrepreneurial Leading Talent” in 2016. Mr. Liu received his bachelor’s degree in industrial design and master’s degree in mechanical design and theory from Beijing Institute of Technology in 1996 and 2001, respectively, and his master’s degree in industrial design from the Art Center College of Design in 2010. Mr. Liu is appointed as a director to our board by People Better Limited. Pursuant to the currently effective memorandum and articles of association, People Better Limited will be entitled to appoint one director so long as it continues to beneficially own no less than 10% of the issued and outstanding shares of our company.

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

Mr. Jimmy Lai has served as our director since February 2018. Mr. Lai has served as the chief financial officer of China Online Education Group, an NYSE-listed company and an online English language education services provider in China, from June 2015 to December 2018. In addition to his role at China Online Education, Mr. Lai serves as an independent director on the board of directors of PPDAI Group Inc., an NYSE-listed company and an online consumer finance provider in China. Prior to joining China Online Education Group, Mr. Lai served as the chief financial officer of Chukong Technologies Corp., a mobile entertainment platform company in China, from 2013 to 2015. Mr. Lai served as the chief financial officer of Gamewave Corporation, a webgame company in China, from 2011 to 2013. Prior to that, Mr. Lai served as the chief financial officer of Daqo New Energy Corp., an NYSE-listed company and a polysilicon manufacturer based in China, from 2009 to 2011. From 2008 to 2009, Mr. Lai served as the chief financial officer of Linktone Ltd., a Nasdaq-listed company and a provider of wireless interactive entertainment services to consumers in China. From 2006 to 2008, Mr. Lai was the chief financial officer of Palm Commerce Holdings, an information technology solution provider for the China lottery industry. Prior to that, he served as an associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a company listed on the NYSE and the Hong Kong Stock Exchange, from 2002 to 2006, and as a controller and director of financial planning at AMX Corporation from 1997 to 2001. Mr. Lai received his bachelor’s degree in statistics from the National Cheng Kung University in Taiwan and his MBA from the University of Texas in Dallas. Mr. Lai is a certified public accountant licensed in the State of Texas.

Dr. Hongjiang Zhang has served as our director since February 2018. Currently, Dr. Zhang is a venture partner at Source Code Capital, a senior advisor of Carlyle Group and Chairman of Beijing Academy of AI. He also serves as an independent director of AAC Technologies Holdings Inc. and BabyTree Group, both Hong Kong listed companies, and an independent director of Digital China Ltd. listed in Shenzhen Stock Exchange in China. From October 2011 to November 2016, Dr. Zhang served as an executive director and the chief executive officer of Kingsoft Corporation Limited, a Chinese software and internet services company listed on the Hong Kong Stock Exchange. Dr. Zhang also served as a director and the chief executive officer of Kingsoft Cloud, a subsidiary of Kingsoft Corporation Limited, from January 2012 to December 2016. In the capacity of the chief executive officer of Kingsoft, he also served as a director at Cheetah Mobile Inc., Xunlei Limited and 21 Vianet Group, Inc., all U.S. listed companies. Prior to joining Kingsoft, Dr. Zhang was the chief technology officer for Microsoft Asia-Pacific Research and Development Group from January 2006 to October 2011, the managing director of the Microsoft Advanced Technology Center from January 2004 to October 2011, and the assistant managing director of Microsoft Research Asia from April 1999 to December 2003. During his time at Microsoft, Dr. Zhang led Microsoft’s research and development agenda in China, including strategy, planning, R&D and incubation for products, services and solutions. Prior to joining Microsoft, Dr. Zhang was a research manager at Hewlett-Packard Labs at Palo Alto, California from October 1995 to March 1999. Before that, Dr. Zhang was a research staff of the Institute of Systems Science at the National University of Singapore. Dr. Zhang received his bachelor’s degree in electrical engineering from Zhengzhou University in 1982 and Ph.D. in electrical engineering from the Technical University of Denmark in 1991.

Mr. David Cui has served as our chief financial officer since August 2017. Mr. Cui has also served as an independent non-executive director of Inke Limited, a leading Chinese mobile live streaming company listed on the Hong Kong Stock Exchange, since June 23, 2018, and 9F, Inc, a Nasdaq-listed leading digital financial account platform in China, since August 2019. Mr. Cui has extensive experience in public accounting and financial management. From August 2015 to April 2017, Mr. Cui is the chief financial officer of China Digital Video Holdings Limited, a company listed on the Hong Kong Stock Exchange. Prior to that, Mr. Cui was an independent financial advisor to high growth companies on business strategies, fund raising, corporate governance and accounting matters. From April 2011 to August 2013, Mr. Cui was the chief financial officer in iKang Healthcare Group, Inc., a company listed on the Nasdaq. He was an audit senior manager of Deloitte Touche Tohmutsu, China from April 2007 to April 2011. Prior to that, Mr. Cui was the financial reporting manager of Symantec Corporation. From April 2004 to August 2006, he served as an audit manager of Ernst & Young, California. Mr. Cui was a senior auditor in the Audit and Advisory Services practice of Health Net, Inc., California from May 2001 to April 2004. From January 1996 to May 2001, Mr. Cui worked in public accounting in Canada and the United States. Mr. Cui has a bachelor’s degree in business administration from Simon Fraser University, Canada and is a licensed CPA in the United States and Canada.

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

Dr. Hui Wang has served as our vice president of health & medical business group and general manager of Beijing operations since August 2014. Prior to joining us, Dr. Wang worked at Lenovo Group Ltd. from 2007 to 2014, first as a researcher and later as its chief product director. Prior to joining Lenovo, Dr. Wang worked at NEC Labs China from 2005 to 2007. Dr. Wang received his bachelor’s degree in electronic and information engineering and Ph.D. in communication and information system from the University of Science and Technology of China in 2000 and 2005, respectively.

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

B.                                    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately RMB23.1 million (US$3.3 million) in cash to our executive officers and RMB0.6 million (US$0.1 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2015 Share Incentive Plan

In October 2015, our shareholders and board of directors approved the 2015 Share Incentive Plan, which we refer to as the 2015 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The 2015 Plan consists of a share incentive plan for U.S. service providers and a share incentive plan for PRC service providers. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2015 Plan is 14,328,358 Class A ordinary shares. As of March 31, 2020, awards to purchase 13,796,269 Class A ordinary shares have been granted and are outstanding under the 2015 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates. Grantees of our share incentive awards under the 2015 Plan resident in China were not permitted to exercise their options prior to the completion of our initial public offering. As of the date of this annual report, no grantees resident in China have exercised their options.

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

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant. Grantees resident in China are not legally allowed to exercise their options prior to the completion of our initial public offering.

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

2018 Share Incentive Plan

In January 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2018 Plan is 9,559,607 ordinary shares. The number of shares reserved for future issuances under the 2018 Plan will be increased by (i) a number equal to 1.0% of the total number of outstanding shares immediately after our initial public offering, or (ii) such number of shares as may be determined by our board of directors, on the first day of each calendar year during the term of the 2018 Plan beginning in 2018. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2018 Share Incentive Plan was 14,339,410 as of January 1, 2020. As of March 31, 2020, awards to purchase 6,936,025 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. Grantees of our share incentive awards under the 2018 Plan resident in China were not permitted to exercise their options prior to the completion of our initial public offering. As of the date of this annual report, no grantees resident in China have exercised their options.

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

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant. Grantees resident in China are not legally allowed to exercise their options prior to the completion of our initial public offering.

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

The following table summarizes, as of March 31, 2020, the awards granted under our 2015 Plan and 2018 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates:

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

(1)         Restricted shares

As of March 31, 2020, other employees as a group held outstanding options to purchase 10,862,312 Class A ordinary shares of our company, at a weighted average exercise price of US$0.26 per share, 2,076,217 restricted shares, and 1,124,081 restricted share units.

C.                                    Board Practices

Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice, (b) such director has not been disqualified by the chairman of the relevant board meeting, and (c) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the rules of the New York Stock Exchange. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office, unless such term is expressly specified in a written agreement between the company and the director or otherwise, and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

D.                                    Employees

We had 416, 694 and 1,132 employees as of December 31, 2017, 2018 and 2019, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2019:

As of December 31, 2019
Function:
Research and development	679
Selling and marketing	190
Administrative	183
Supply chain management	80
Total	1,132

As of December 31, 2019, we had 387 employees in Shenzhen, 364 employees in Hefei, 301 employees in Beijing, 48 employees in Nanjing, 16 employees in Xi’an, 11 employees in Cupertino and 5 employees in Vancouver.

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

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2020 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially 5% or more of our total outstanding shares.

The calculations in the table below are based on 105,111,496 Class A ordinary shares and 142,686,699 Class B ordinary shares outstanding as of March 31, 2020, excluding Class A ordinary shares issuable upon the exercise of outstanding share options and Class A ordinary shares reserved for issuance under our 2015 Plan and 2018 Plan.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power†
Directors and Executive Officers:**
Wang Huang(1)	—	85,547,127	85,547,127	34.5%	55.8%
De Liu	—	—	—	—	—
Yunfen Lu(2)	—	3,450,746	3,450,746	1.4%	2.3%
Xiaojun Zhang(3)	—	2,107,463	2,107,463	*	1.4%
Jimmy Lai(4)	*	—	*	*	*
Hongjiang Zhang(5)	*	—	*	*	*
David Cui(6)	*	—	*	*	*
Mike Yan Yeung	*	—	*	*	*
Hui Wang(7)	*	—	*	*	*
Pengtao Yu(8)	*	—	*	*	*
All Directors and Executive Officers as a Group	2,771,880	85,547,127	88,319,007	35.4%	56.0%
Principal Shareholders:
HHtech Holdings Limited(9)	—	85,547,127	85,547,127	34.5%	55.8%
Wells Fargo & Company(10)	24,756,024	—	24,756,024	10.0%	1.6%
People Better Limited(11)	—	35,861,112	35,861,112	14.5%	23.4%
Shunwei High Tech Limited(12)	—	16,598,560	16,598,560	6.7%	10.8%

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

(1)         Represents 69,636,680 Class B ordinary shares held by HHtech Holdings Limited, a British Virgin Islands company, and 15,910,447 Class B ordinary shares beneficially owned by HHtech Holdings Limited as the result of the voting agreement dated January 12, 2018 by and among. HHtech Holdings Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Haiyu Holding Limited, Shu Hill Holding Limited and Wenshui Holding Limited. HHtech Holdings Limited is wholly owned by Wayne Holding Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Wang Huang and his family members. Mr. Huang is the sole director of HHtech Holdings Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Huang is entitled to exercise voting and dispositive power over the shares held by HHtech Holdings Limited. The registered address of HHtech Holdings Limited is the office of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

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

(4)         Represents the restricted share units Mr. Jimmy Lai has the right to acquire within 60 days after the date of this annual report.

(5)         Represents the restricted share units Mr. Hongjiang Zhang has the right to acquire within 60 days after the date of this annual report.

(6)         Represents the Class A ordinary shares Mr. David Cui has the right to acquire upon exercise of option within 60 days after the date of this annual report.

(7)         Represents the Class A ordinary shares Mr. Hui Wang has the right to acquire upon exercise of option within 60 days after the date of this annual report.

(8)         Represents the restricted shares held by Mr. Pengtao Yu.

(9)         Based on the statement on Schedule 13G/A filed on February 13, 2020 jointly by (i) HHtech Holdings Limited, a British Virgin Islands company, (ii) Wayne Holding Limited, a Samoa company and (iii) Mr. Wang Huang, pursuant to which 69,636,680 Class B ordinary shares are held by HHtech Holdings Limited, and 15,910,447 Class B ordinary shares are beneficially owned by HHtech Holdings Limited as the result of the voting agreement dated January 12, 2018 by and among HHtech Holdings Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Haiyu Holding Limited, Shu Hill Holding Limited and Wenshui Holding Limited. HHtech Holdings Limited is wholly-owned by Wayne Holding Limited, which in turn is wholly-owned by a trust established for the benefit of Mr. Wang Huang and his family members. Mr. Huang is the sole director of HHtech Holdings Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Huang is entitled to exercise voting and dispositive power over the shares held by HHtech Holdings Limited. The registered address of HHtech Holdings Limited is the office of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(10)  Based on information provided by Wells Fargo & Company, a Delaware corporation, 24,756,024 Class A ordinary shares are held by Wells Fargo & Company, a Delaware corporation, on its own behalf and on behalf its subsidiaries Wells Capital Management Incorporated and Wells Fargo Funds Management, LLC.

(11)  Based on the statement on Schedule 13G filed on February 1, 2019 jointly by (i) People Better Limited, a British Virgin Islands company, (ii) Fast Pace Limited, a British Virgin Island company and (iii) Xiaomi, pursuant to which 35,861,112 Class B ordinary shares are held by People Better Limited. Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. People Better Limited is a wholly-owned subsidiary of Fast Pace Limited, which is a wholly-owned subsidiary of Xiaomi.

(12)  Based on the statement on Schedule 13G/A filed on February 12, 2020 jointly by (i) Shunwei High Tech Limited, (ii) Shunwei China Internet Fund II, L.P., (iii) Shunwei Capital Partners II GP, L.P. and (iv) Mr. Koh Tuck Lye, pursuant to which 16,598,560 Class B ordinary shares are held by Shunwei High Tech Limited, a British Virgin Islands company. The registered address of Shunwei High Tech Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Shunwei High Tech Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited. Based on information provided by Shunwei High Tech Limited, the shareholders of Shunwei Capital Partners II GP Limited are Grand Energy Ventures Limited, a British Virgin Islands company wholly owned by Mr. Lei Jun, and Silver Unicorn Ventures Limited, a British Virgin Islands company wholly-owned by Mr. Koh Tuck Lye.

To our knowledge, as of March 31, 2020, 108,079,368 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Our Relationship with Xiaomi

As of March 31, 2020, Xiaomi held 14.5% of our total outstanding shares, and has appointed one director to our board pursuant to the Shareholders Agreement among all our shareholders and us. We have been a major partner of Xiaomi to design and manufacture Xiaomi Wearable Products. In October 2017, we entered into a business cooperation agreement and a strategic cooperation agreement with Xiaomi, which grants us the most-preferred-partner status globally to develop future Xiaomi Wearable Products.

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

Transactions with Xiaomi

In the year ended December 31, 2019, we recorded RMB4,281.0 million (US$614.9 million) in revenues from Xiaomi and its affiliates primarily for the sales of Xiaomi Wearable Products and self-branded products and others. As of December 31, 2019, the amount due from Xiaomi and its affiliates was RMB1,418.6 million (US$203.8 million).

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

Other Transactions with Related Parties

We have invested in a number of companies as a strategy to expand our business partner network, and we extended loans to our investee companies from time to time to support their operations. We have provided loans to Hefei LianRui Microelectronics Technology Co., Ltd., or Hefei LianRui, Hangzhou Aqi Vision Technology Co., Ltd., or Hangzhou Aqi, Xi’an Haidao information Technology Co., Ltd., or Xi’an Haidao, Hefei Huaying Xingzhi Fund Partnership, or Hefei Huaying, and Hangzhou Yunyou Technology Co. Ltd., or Hangzhou Yunyou. The status of the loans we extended to the five investee companies are as follows: (i) RMB8.0 million loan provided to Hefei LianRui was converted to its equity interests by us in July 2017. (ii) In 2019, we evaluated the loan extended to Hangzhou Yunyou and concluded that it would not be collected. We recognized an impairment loss of RMB5.6 million therefrom. (iii) For Hangzhou Aqi and Xi’an Haidao, in 2018, we had written off all the outstanding balance of the loans made to them. (iv) For Hefei Huaying, we disposed five long-term investments to it for an aggregate consideration of RMB22.0 million during the year ended December 31, 2017, and disposed of a long-term investment in Hefei Huaying and recorded a gain of RMB31 thousand in 2018.

Hefei Huaheng Electronic Technology Co., Ltd., a company controlled by Mr. Wang Huang, our chairman and chief executive officer, acts as our distributor of self-branded products. We recorded sales revenue of RMB730 thousands and RMB308 thousands from it for the years ended December 31, 2017 and 2018, respectively. In 2019, we purchased certain intangible assets from Hefei Huaheng, which amounted to RMB11.3 million.

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

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our Memorandum and Articles and of the Companies Law (2020 Revision), insofar as they relate to the material terms of our ordinary shares.

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale transfer, assignment or disposition of any Class B ordinary shares by a holder thereof, or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person or entity, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

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

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•      the statutory provisions as to the required majority vote have been met;

•      the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•      the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•      the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•      a company acts or proposes to act illegally or ultra vires;

•      the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•      those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

•                  investors required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement;

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

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our income and assets, and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile).

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

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our Class A ordinary shares) will be readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiary, our VIEs or any of the subsidiaries of our VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiary, our VIEs or any of the subsidiaries of our VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a national securities exchange that is registered with the SEC. For those purposes, our ADSs, but not our Class A ordinary shares, are listed on the New York Stock Exchange, which is an established securities exchange in the United States. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election technically cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

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

I.                                        Subsidiary Information

Not applicable.

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 1.9% for December 2018 and 4.5% for December 2019. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk, and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2019, we did not receive such reimbursement from the depositary.

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

Use of Proceeds

The following “Use of Proceeds” information relates to: (i) the registration statement on Form F-1, as amended (File No. 333-222528 ), or the F-1 Registration Statement, in relation to our initial public offering of 10,000,000 ADSs representing 40,000,000 Class A ordinary shares, at an initial offering price of US$11.00 per ADS. Our initial public offering closed in February 2018. Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and China Renaissance Securities (Hong Kong) Limited were the representatives of the underwriters for our initial public offering. (ii) The registration statement on Form F-3, as amended (File No. 333-230844), or the F-3 Registration Statement, in relation to our offering of 7,936,500 ADSs representing 31,746,000 Class A ordinary shares, at an offering price of US$9.75 per ADS. Our 2019 ADS offering closed in April 2019. Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. were the representatives of the underwriters for our 2019 ADS offering.

For our initial public offering, counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we and certain selling shareholders offered and sold 10,400,000 and 1,100,000 ADSs, respectively, and received total purchase price of US$106.4 million and US$11.3 million, respectively. For our 2019 ADS offering, counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we offered and sold 793,650 ADSs, and received total purchase price of US$7.7 million.

The F-1 Registration Statement was declared effective by the SEC on February 7, 2018. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we received net proceeds of US$103.9 million from our initial public offering, after deducting underwriting discounts and commissions of US$8.0 million and the offering expenses of US$2.5 million payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The F-3 Registration Statement was declared effective by the SEC on April 24, 2019. counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we received net proceeds of US$6.6 million from our 2019 ADS offering, after deducting underwriting discounts and commissions of US$0.3 million and the offering expenses of US$0.8 million payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from February 7, 2018 to December 31, 2019, we applied all the net proceeds from our initial public offering as follows:

•                  US$22.8 million for research and development of products, services and technologies;

•                  US$7.6 million for selling and marketing;

•                  US$14.4 million for general corporate purposes and working capital; and

•                  US$59.1 million for strategic investments and acquisitions.

As of December 31, 2019, we had applied all the net proceeds from our registered offering on the F-3 Registration Statement for general corporate and research and development purpose.

ITEM 15.                                         CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

Changes in Internal Control Over Financial Reporting

As disclosed in our 2018 Annual Report, we identified one material weakness in our internal control over financial reporting as of December 31, 2018. The material weakness identified related to lack of adequate supervisory review over the appropriate accounting treatment of complex transactions (including some of our equity transactions consummated prior to the initial public offering of our ADSs that were treated as a deemed dividend) to ensure that such transactions were in compliance with U.S. GAAP. This identified material weakness impacted our interim reporting during 2018 and could affect our ability to accurately and timely report our financial results in accordance with U.S. GAAP and detect or prevent material misstatements of our annual or interim financial statements on a timely basis prospectively.

To remedy the identified material weakness, we designed and implemented certain remedial measures during 2019, which included but not limited to the below measures: we have recruited several personnel with appropriate knowledge and experience on U.S. GAAP and SEC financial reporting; we redesigned and implemented controls over complex transactions and ensured that those are reviewed by appropriate authority level personnel. As of December 31, 2019, we determined that the above-mentioned material weakness had been remediated.

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

	For the Year Ended December 31,
	2018	2019
	(in thousands of RMB)
Audit fees(1)	5,662	8,400
Tax fees(2)	—	300

Notes:

(1)         “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2018.

(2)         “Tax fees” represents the aggregated fees for professional services rendered by our independent registered public accounting firm for tax declaration service.

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

None.

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

2.5*	Description of Securities
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

4.5*	English translation of the second amended and restated Shareholder Voting Proxy Agreement and Power of Attorney among our WFOE, Anhui Huami and shareholders of Anhui Huami dated March 20, 2020
4.6*	English translation of the second amended and restated Shareholder Voting Proxy Agreement and Power of Attorney among our WFOE, Beijing Huami and shareholders of Beijing Huami dated March 20, 2020
4.7*	English translation of the second amended and restated Equity Pledge Agreement among our WFOE, Anhui Huami and shareholders of Anhui Huami dated March 20, 2020
4.8*	English translation of the second amended and restated Equity Pledge Agreement among our WFOE, Beijing Huami and shareholders of Beijing Huami dated March 20, 2020
4.9*	English translation of the second amended and restated Exclusive Consultation and Services Agreement among our WFOE, Anhui Huami dated March 20, 2020
4.10*	English translation of the second amended and restated Exclusive Consultation and Services Agreement among our WFOE, Beijing Huami dated March 20, 2020
4.11*	English translation of the second amended and restated Exclusive Option Agreement among our WFOE, Anhui Huami and shareholders of Anhui Huami dated March 20, 2020
4.12*	English translation of the second amended and restated Exclusive Option Agreement among our WFOE, Beijing Huami and shareholders of Beijing Huami dated March 20, 2020
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

Date: April 23, 2020

HUAMI CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Huami Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Huami Corporation and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and the financial statement schedule I listed in the Index (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenues from contracts with customers in 2018 due to the adoption of Accounting Standards Codification (“ASC”) 606.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Convenience translation

Our audit also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 23, 2020

We have served as the Company’s auditor since 2016.

HUAMI CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

Except for number of shares and per share data, or otherwise noted)

	As of December 31
	2018	2019	2019
	RMB	RMB	US$
			(Note2)
Assets
Current assets:
Cash and cash equivalents	1,441,802	1,803,117	259,002
Restricted cash	10,010	874	126
Term deposit	96,969	—	—
Accounts receivable (net of allowance of nil and nil as of December 31, 2018 and 2019, respectively)	58,925	188,940	27,140
Amounts due from related parties (net of allowance of nil and nil as of December 31, 2018 and 2019, respectively)	656,399	1,421,170	204,138
Inventories, net	484,622	893,806	128,387
Short-term investments	50,482	17,187	2,469
Prepaid expenses and other current assets	58,247	67,358	9,675
Total current assets	2,857,456	4,392,452	630,937
Property, plant and equipment, net	40,042	64,350	9,243
Intangible assets, net	63,722	85,753	12,318
Long-term investments	208,949	406,099	58,332
Deferred tax assets	75,032	102,649	14,745
Operating lease right-of-use assets	—	108,682	15,611
Goodwill	5,930	5,930	852
Other non-current assets	7,350	8,828	1,268
Total assets	3,258,481	5,174,743	743,306
Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB1,059,676 and RMB1,996,010 as of December 31, 2018 and 2019, respectively)	1,064,106	1,999,951	287,275
Advance from customers (including advance from customers of the consolidated VIEs without recourse to the Group of RMB5,930 and RMB44,380 as of December 31, 2018 and 2019, respectively)	5,943	44,793	6,434
Amount due to related parties of the consolidated VIEs without recourse to the Group	10,695	14,769	2,121
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB159,736 and RMB236,708 as of December 31, 2018 and 2019, respectively)	213,975	352,249	50,598
Income tax payables of the consolidated VIEs without recourse to the Group	54,037	67,854	9,747
Notes payable of the consolidated VIEs without recourse to the Group	18,936	2,184	314
Bank borrowings of the consolidated VIEs without recourse to the Group	20,000	—	—
Total current liabilities	1,387,692	2,481,800	356,489
Deferred tax liabilities of the consolidated VIEs without recourse to the Group	4,962	5,399	776
Other non-current liabilities of the consolidated VIEs without recourse to the Group	56,249	113,596	16,317
Noncurrent operating lease liabilities (including Noncurrent operating lease liabilities of the consolidated VIEs without recourse to the Group of RMB nil and RMB64,300 as of December 31, 2018 and 2019, respectively)	—	76,360	10,968
Total liabilities	1,448,903	2,677,155	384,550

HUAMI CORPORATION

CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

Except for number of shares and per share data, or otherwise noted)

	As of December 31
	2018	2019	2019
	RMB	RMB	US$
			(Note2)
Equity
Class A Ordinary shares (US$0.0001 par value; 9,800,000,000 and 9,800,000,000 shares authorized as of December 31, 2018 and 2019; 57,303,093 and 91,459,708 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	36	57	8
Class B Ordinary shares(US$0.0001 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2018 and 2019; 184,376,679 and 156,060,279 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	115	98	14
Additional paid-in capital	1,373,577	1,478,902	212,431
Accumulated retained earnings	340,046	910,612	130,801
Accumulated other comprehensive income	97,141	111,081	15,956
Total Huami Corporation shareholders’ equity	1,810,915	2,500,750	359,210
Noncontrolling interest	(1,337)	(3,162)	(454)
Total equity	1,809,578	2,497,588	358,756
Total liabilities and equity	3,258,481	5,174,743	743,306

The accompanying notes are an integral part of these consolidated financial statements.

HUAMI CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note2)
Revenues (including RMB1,778,640, RMB2,816,995 and RMB4,281,005 with related parties for the years ended December 31, 2017, 2018 and 2019, respectively)	2,048,896	3,645,335	5,812,255	834,878
Cost of revenues (including RMB1,355,493, RMB2,141,123 and RMB3,342,084 with related parties for the years ended December 31, 2017, 2018 and 2019, respectively)	1,554,194	2,705,885	4,344,512	624,050
Gross profit	494,702	939,450	1,467,743	210,828
Operating expenses
Selling and marketing	44,026	96,538	181,975	26,139
General and administrative	114,880	213,973	248,462	35,689
Research and development	153,827	263,220	430,822	61,884
Total operating expenses	312,733	573,731	861,259	123,712
Operating income	181,969	365,719	606,484	87,116
Other income and expenses
Interest income	3,003	11,595	33,478	4,809
Realized gain from investments	2,373	261	1,822	262
Gain from fair value change of long-term investments	—	7,860	—	—
Impairment loss from long-term investments	—	(7,590)	(2,600)	(373)
Other income, net	4,555	8,768	13,186	1,894
Income before income tax and income/(loss) from equity method investments	191,900	386,613	652,370	93,708
Provision for income taxes	(27,611)	(52,036)	(77,887)	(11,188)
Income before income/(loss) from equity method investments	164,289	334,577	574,483	82,520
Income/(loss) from equity method investments	2,806	1,743	(1,112)	(160)
Net income	167,095	336,320	573,371	82,360
Less: Net loss attributable to noncontrolling interest	(587)	(3,726)	(1,825)	(262)
Net income attributable to Huami Corporation	167,682	340,046	575,196	82,622
Less: Accretion of Series A Preferred Shares	3,762	177	—	—
Less: Accretion of Series B-1 Preferred Shares	3,127	368	—	—
Less: Accretion of Series B-2 Preferred Shares	34,382	4,049	—	—
Less: Deemed dividend to preferred shareholders	—	209,752	—	—
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	80,291	12,210	2,450	352
Net income attributable to ordinary shareholders of Huami Corporation	46,120	113,490	572,746	82,270
Net income per share attributable to ordinary shareholders of Huami Corporation
Basic income per ordinary share	0.68	0.54	2.35	0.34
Diluted income per ordinary share	0.65	0.51	2.24	0.32
Weighted average number of shares used in computing net income per share
Ordinary share - basic	67,777,592	211,873,704	243,648,186	243,648,186
Ordinary share - diluted	76,291,901	225,034,650	255,959,172	255,959,172

The accompanying notes are an integral part of these consolidated financial statements.

HUAMI CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

Except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note2)

Net income	167,095	336,320	573,371	82,360
Other comprehensive income, net of tax
Foreign currency translation adjustment	(3,175)	60,357	11,274	1,619
Unrealized gain on available-for-sale investments and others, (net of tax effect of 1,554, RMB2,250 and RMB620 for years ended December 31, 2017, 2018 and 2019, respectively)	9,484	14,684	2,666	383
Comprehensive income	173,404	411,361	587,311	84,362
Less: Net loss attributable to noncontrolling interest	(587)	(3,726)	(1,825)	(262)
Comprehensive income attributable to Huami Corporation	173,991	415,087	589,136	84,624

The accompanying notes are an integral part of these consolidated financial statements.

HUAMI CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	Ordinary Shares			Accumulated	(Accumulated	Total Huami Corporation
	Shareholders’ Shares	Amount	Additional Paid-in Capital	Other Comprehensive Income	Deficit)/ Retained Earnings	Shareholders’ (Deficit)/ Equity	Noncontrolling Interest	Total Shareholders’ Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2016	91,169,327	56	50,822	15,791	(36,490)	30,179	—	30,179
Accretion of Series A preferred shares	—	—	(3,762)	—	—	(3,762)	—	(3,762)
Accretion of Series B preferred shares	—	—	(37,509)	—	—	(37,509)	—	(37,509)
Exercise of option	135,000	—	89	—	—	89	—	89
Net income	—	—	—	—	167,682	167,682	(587)	167,095
Foreign currency translation adjustment	—	—	—	(3,175)	—	(3,175)	—	(3,175)
Share-based compensation	—	—	62,787	—	—	62,787	—	62,787
Noncontrolling interest arise from acquisition	—	—	—	—	—	—	2,976	2,976
Unrealized gain on available-for-sale investments	—	—	—	9,484	—	9,484	—	9,484
Balance as of December 31, 2017	91,304,327	56	72,427	22,100	131,192	225,775	2,389	228,164
Accretion of Series A preferred shares	—	—	(177)	—	—	(177)	—	(177)
Accretion of Series B preferred shares	—	—	(4,417)	—	—	(4,417)	—	(4,417)
Issuance of ordinary shares upon initial public offering(“IPO”), net of offering costs of US$10,512	41,600,000	26	657,035	—	—	657,061	—	657,061
Conversion of participating convertible redeemable preferred shares to ordinary shares upon initial public offering	94,537,315	60	354,152	—	—	354,212	—	354,212
Exercise of option and restricted shares	2,661,305	2	3,484	—	—	3,486	—	3,486
Net income	—	—	—	—	340,046	340,046	(3,726)	336,320
Foreign currency translation adjustment	—	—	—	60,357	—	60,357	—	60,357
Share-based compensation	—	—	134,709	—	—	134,709	—	134,709
Repurchase of ordinary shares	(488,000)	—	(8,157)	—	—	(8,157)	—	(8,157)
Unrealized gain on available-for-sale investments, net of tax effect of RMB2,250	—	—	—	14,684	—	14,684	—	14,684
Cumulative effect adjustment related to opening retained earnings for adoption of ASC 606	—	—	—	—	33,329	33,329	—	33,329
Deemed dividend related to issuance of ordinary shares to preferred shareholders	12,064,825	7	164,521	—	(164,521)	7	—	7
Balance as of December 31, 2018	241,679,772	151	1,373,577	97,141	340,046	1,810,915	(1,337)	1,809,578
Exercise of option and restricted shares	2,665,615	2	931	—	—	933	—	933
Net income	—	—	—	—	575,196	575,196	(1,825)	573,371
Foreign currency translation adjustment	—	—	—	11,274	—	11,274	—	11,274
Issuance of ordinary shares upon secondary offering, net of offering costs of US$434	3,174,600	2	49,174	—	—	49,176	—	49,176
Deemed dividend to shareholders	—	—	—	—	(4,538)	(4,538)	—	(4,538)
Share-based compensation	—	—	55,128	—	—	55,128	—	55,128
Unrealized gain on available-for-sale investments, net of tax effect of RMB620	—	—	—	2,666	—	2,666	—	2,666
Statutory reserve	—	—	92	—	(92)	—	—	—
Balance as of December 31, 2019	247,519,987	155	1,478,902	111,081	910,612	2,500,750	(3,162)	2,497,588

The accompanying notes are an integral part of these consolidated financial statements.

HUAMI CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note2)
Cash Flows from Operating Activities
Net income	167,095	336,320	573,371	82,360
Adjustment to reconcile net income to net cash provided by operating activities:
Non-cash lease expense	—	—	27,683	3,976
Depreciation of property, plant and equipment	3,542	5,773	9,409	1,352
Amortization of intangible assets	175	443	7,806	1,121
Write-off of short-term loans	—	5,500	5,640	810
Impairment loss from long-term investments	—	7,590	2,600	373
Provision for excess and obsolete inventories	2,449	—	23,799	3,419
Share-based compensation	62,787	134,709	55,128	7,918
Loss / (gain) from equity method investment	(2,806)	(1,743)	1,112	160
Realized gain from investments	(2,373)	(261)	(1,822)	(262)
Loss on disposal of property, plant and equipment	192	26	767	110
Gain from fair value change of long-term investments	—	(7,860)	—	—
Deferred income taxes	(18,962)	(32,895)	(27,800)	(3,993)
Others	—	295	—	—
Changes in operating assets and liabilities
Accounts receivable	(13,158)	(26,058)	(130,015)	(18,675)
Inventories	(57,609)	(234,887)	(432,983)	(62,194)
Prepaid expenses and other current assets	(32,985)	(5,748)	(32,444)	(4,660)
Amount due from related parties	(109,756)	(45,116)	(770,976)	(110,744)
Other non-current assets	—	(3,150)	(2,678)	(385)
Amount due to related parties	(281)	5,757	4,074	585
Accounts payable	181,628	356,324	935,845	134,426
Notes payable	2,581	13,693	(16,752)	(2,406)
Advance from customers	4,333	(4,740)	38,850	5,580
Income tax payable	972	32,437	13,817	1,985
Accrued expense and other current liabilities	45,572	119,887	86,221	12,386
Other non-current liability	4,940	51,309	57,347	8,237
Net Cash provided by Operating Activities	238,336	707,605	427,999	61,479
Cash Flows from Investing Activities
Purchase of property, plant and equipment	(21,454)	(17,136)	(34,276)	(4,924)
Prepayment for other non-current assets	(3,000)	—	—	—
Purchase of intangible assets	(88)	(52,017)	(11,845)	(1,701)
Cash received from the disposal of property, plant and equipment	164	65	143	20
Purchase of term deposits	—	(385,028)	—	—
Proceeds from maturity of term deposits	—	288,771	96,969	13,929
Purchase of business, net of cash acquired of RMB3,475	2,323	—	—	—
Loans provided to related parties	—	(5,000)	—	—
Loans provided to third-parties	(12,857)	(8,920)	—	—
Proceeds received from loans provided to third-parties	1,000	5,578	6,772	973
Purchase of short-term investments	(6,506)	(41,300)	—	—
Purchase of long-term investments	(23,610)	(109,854)	(180,927)	(25,988)
Disposal of short-term investments	2,062	—	10,461	1,503
Disposal of long-term investments	23,085	—	—	—
Net Cash Used in Investing Activities	(38,881)	(324,841)	(112,703)	(16,188)
Cash Flows from Financing Activities
Loans repaid to related party	—	(3,221)	—	—
Exercise of share options and restricted shares	89	3,486	933	134
Bank borrowings	30,000	20,000	—	—
Repayment of bank borrowing	(10,000)	(30,000)	(20,000)	(2,873)
Net proceeds from initial public offering	—	657,062	—	—
Repurchase of ordinary shares	—	(8,157)	—	—
Net proceeds from the secondary offering	—	—	49,214	7,069
Deemed dividend to shareholders	—	—	(4,538)	(652)
Net Cash Provided by Financing Activities	20,089	639,170	25,609	3,678
Net increase in cash and cash equivalents and restricted cash	219,544	1,021,934	340,905	48,969
Effect of exchange rate changes	(3,175)	60,357	11,274	1,619
Cash and cash equivalents and restricted cash at beginning of year	153,152	369,521	1,451,812	208,540
Cash and cash equivalents and restricted cash at end of the year	369,521	1,451,812	1,803,991	259,128
Supplemental disclosure of cash flow information
Income tax paid	35,892	52,063	91,732	13,176
Interest paid	1,997	1,310	286	41
Non-cash investing and financing activity
Payable for long-term investment	—	275	—	—
Payable for Intangible asset	—	—	16	2
Conversion from loan to long-term investment	8,000	—	—	—
Conversion from convertible bond to long-term investment	—	—	15,800	2,270
Non-monetary exchange of convertible bond to intangible assets	—	7,104	8,019	1,152
Non-monetary transaction of exchanging loan for Intangible assets	—	—	9,957	1,430
Payable for property, plant and equipment	264	15	351	50
Conversion of preferred shares to ordinary shares	—	354,212	—	—
Deemed dividend related to issuance of ordinary shares to preferred shareholders	—	209,752	—	—

The accompanying notes are an integral part of these consolidated financial statements.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

1. ORGANAZATION AND PRINCIPAL ACTIVITIES

Huami Corporation (the “Company”) was incorporated in the Cayman Islands in December 2014. The Company, its wholly owned subsidiaries and its variable interest entities (“VIEs”), Anhui Huami Information Technology Co., Ltd. (“Anhui Huami”), Huami (Beijing) Information Technology Co., Ltd. (“Beijing Huami”), and Anhui Huami’s subsidiaries, are collectively referred to as the “Group”.

The Group primarily engages in the business of developing, manufacturing and selling smart, wearable technological devices in the People’s Republic of China (“PRC”). During the years ended December 31, 2017, 2018 and 2019, the Group derived 78.8%, 66.9% and 72.2% of its revenue from sales of exclusively designed and manufactured smart wearable devices to one customer who is controlled by one of its shareholders.

As of December 31, 2019, details of the Company’s subsidiaries and VIEs were as follows:

	Place of incorporation	Date of incorporation/acquisition	Percentage of ownership
Subsidiaries of the Company:
Huami HK Limited (“Huami HK”)	Hong Kong (“HK”)	December 23, 2014	100%
Huami, Inc. (“Huami Inc”)	United States of America (“U.S.”)	January 15, 2015	100%
Beijing ShunYuan KaiHua Technology Co., Ltd. (“ShunYuan”)	PRC	February 25, 2015	100%
Huami (Shenzhen) Information Technology Co., Ltd. (“Huami SZ”)	PRC	December 7, 2015	100%
Anhui Huami Intelligent Technology Co., Ltd. (“Huami Intelligent”)	PRC	December 28, 2015	100%
Rill, Inc. (“Rill”)	U.S.	June 16, 2016	100%
DingShow	Cayman Islands	October 10, 2018	100%
Huami Inc. Canada branch (Huami Canada)	Canada	November 2, 2018	100%
Bitinno Technologies Inc. (“Bitinno”)	U.S.	November 26, 2018	100%
Huami Investment Platform I Ltd.	British Virgin Islands	December 14, 2018	100%
Galaxy Trading Platform Limited (“Galaxy”)	HK	May 8, 2019	100%
Variable interest entities of the Company:
Anhui Huami	PRC	December 27, 2013	Consolidated VIE
Beijing Huami	PRC	July 11, 2014	Consolidated VIE
Subsidiaries of Anhui Huami:
Anhui Huami Healthcare Co., Ltd. (“Huami Healthcare”)	PRC	December 5, 2016	VIE’s subsidiary
Shenzhen Yunding Information Technology Co., Ltd. (“Yunding”)	PRC	July 31, 2017	VIE’s subsidiary
Oclean Information Technology Co., Ltd. (“Yunding HK “)	HK	March 7, 2017	VIE’s subsidiary
Hefei Huami Micro-electronics Co.Ltd(“Huami Micro”)	PRC	January 17, 2019	VIE’s subsidiary
Huami (Nanjing) Information Technology Co., Ltd. (“Huami NJ”)	PRC	July 4, 2019	VIE’s subsidiary
Hefei Hi-Tech Huami Intelligence Polyclinic Co. Ltd(“Huami Intelligence Polyclinic”)	PRC	July 31, 2019	VIE’s subsidiary
Anhui Huami Medical System Co.Ltd(“Huami Medical System”)	PRC	August 26, 2019	VIE’s subsidiary
Subsidiary of Beijing Huami:
Huami Beijing Medical Health Technology Co. Ltd.(“Beijing Huami Health”)	PRC	March 29, 2019	VIE’s subsidiary

The VIE arrangements

The Company conducts substantially all of its smart, wearable and technological devices business in the PRC through contractual arrangements with its VIEs, Anhui Huami and Beijing Huami and the VIEs’ subsidiaries. Since the operations of the VIEs and the VIEs’ subsidiaries are closely interrelated and almost indistinguishable from one another, the risks and rewards associated with their operations are substantially the same. In addition, the Company consolidates the VIEs and the VIEs’ subsidiaries as disclosed. Therefore, the Company aggregates disclosures related to the VIEs and the VIEs’ subsidiaries as variable interest entities and referred to them as “the VIEs” in the Company’s consolidated financial statements. The VIEs hold the requisite licenses and permits necessary to conduct the Company’s business. In addition, the VIEs hold the assets necessary to operate the Company’s business and generate substantially all of the Company’s revenues.

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

A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s rights under the purchase option agreement, for which Mr. Wang Huang’s, the chief executive officer (“CEO”) of the Company (“Mr. Huang”), consent is not required. The Company’s rights under the purchase option agreement give the Company the power to control the shareholders of Anhui Huami and Beijing Huami. In addition, the Company’s rights under the power of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIEs’ economic performance. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute consulting and service agreements and also ensures that consulting and service agreements will be executed and renewed indefinitely unless a written agreement is signed by all parties to terminate it or a mandatory termination is requested by the local government. The Company has the rights to receive substantially all of the economic benefits from the VIEs.

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

On March 20, 2020, due to the change of the nominee shareholders in the VIEs, the exclusive consultation and service agreement of Anhui Huami and Beijing Huami was amended and restated with terms substantially similar as before.

Equity pledge agreement

Pursuant to the equity pledge agreements dated April 29, 2015 and amended on November 3, 2017 among Anhui Huami, Beijing Huami, all their shareholders and Shun Yuan, all shareholders of Anhui Huami and Beijing Huami agreed to pledge their equity interests in Anhui Huami or Beijing Huami to Shun Yuan to secure the performance of the VIEs’ obligations under the existing purchase option agreement, power of attorney, exclusive consulting and service agreement and also the equity pledge agreement.

On March 20, 2020, due to the change of the nominee shareholders in the VIEs, the equity pledge agreement for Anhui Huami and Beijing Huami was amended and restated with the same terms as before. The Group has completed the registration of the equity pledge for Anhui Huami and is in the process of registering the equity pledge with the local authority for Beijing Huami. The Group has completed the registration of the equity pledge for Anhui Huami and is in the process of registering the equity pledge with the local authority for Beijing Huami.

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

On March 20, 2020, due to the change of the nominee shareholders in the VIEs, the exclusive purchase option agreement of Anhui Huami and Beijing Huami was amended and restated with the same terms as before.

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

On March 20, 2020, due to the change of the nominee shareholders in the VIEs, the power of attorney agreement of Anhui Huami and Beijing Huami was amended and restated with the same terms as before.

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

The VIE agreements were amended on November 3, 2017 and March 20, 2020 with no significant differences.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

1. ORGANAZATION AND PRINCIPAL ACTIVITIES - CONTINUED

Risks in relation to VIE structure - continued

Mr. Huang is the largest shareholder of Anhui Huami and Beijing Huami, and Mr. Huang is also the largest beneficiary owner of the Company. The interests of Mr. Huang as the largest beneficiary owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Huang is only one of the beneficiary shareholders of the Company, holding 28.1% of the total common shares as of December 31, 2019. The Company cannot assert that when conflicts of interest arise, Mr. Huang will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Huang may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Huang will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Huang as a beneficiary shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Huang, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Huang, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

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

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions within the Group:

	As of December 31,
	2018	2019
	RMB	RMB

Total current assets	2,202,009	3,828,544
Total non-current assets	191,522	466,774
Total assets	2,393,531	4,295,318
Total current liabilities	1,329,010	2,361,906
Total non-current liabilities	61,211	183,295
Total liabilities	1,390,221	2,545,201

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Revenues	2,042,640	3,638,560	5,801,405
Net income	327,101	643,239	987,672

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

1. ORGANAZATION AND PRINCIPAL ACTIVITIES - CONTINUED

Risks in relation to VIE structure - continued

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Net cash provided by operating activities	248,642	712,210	478,806
Net cash used in investing activities	(19,643)	(72,862)	(126,887)
Net cash provided by financing activities	20,000	(13,221)	(20,000)

The intercompany payable between Anhui Huami and Shunyuan were RMB68,713 and RMB43,971 as of December 31, 2018 and 2019, respectively. Those were eliminated by the Company upon consolidation.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, inventory valuation, the useful lives of long-lived assets, impairment of long-lived assets, impairment of goodwill, incremental borrowing rate for leases, product warranties, fair value measurement of ordinary shares and preferred shares, fair value measurement of long-term available-for-sale investments and long-term investments of non-marketable equity securities with fair value change through profit or loss, share-based compensation, the valuation allowance for deferred tax assets and income tax. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

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

Fair value - continued

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

Measured fair value on a recurring basis

The Group measured its financial assets and liabilities primarily including available-for-sale securities at fair value on a recurring basis as of December 31, 2018 and 2019.

Measured fair value on a nonrecurring basis

The Group measured the fair value of the intangible assets acquired through non-monetary exchange at fair value. The fair values was determined using models with significant unobservable inputs (Level 3 inputs). The Group used the income approach by applying the discounted cash flow method (“DCF”). The DCF involves applying an appropriate discount rate to discount future cash flows to present value. The future cash flows represent management’s best estimation as of the measurement date. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value and these assumptions are consistent with the Group’s business plan. In determining an appropriate discount rate, the Group has considered the weighted average cost of capital (“WACC”) by considering relative risk of the industry and the characteristics of the Company. A discount rate of 22% and 19% as of the valuation date during 2018 and 2019 was used for the fair value measurement of intangible assets.

The Group measured acquired intangible assets using the income approach-discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to acquired intangible assets arising from acquisitions during the years ended December 31, 2017, 2018 and 2019.

The Group measured goodwill at fair value on a nonrecurring basis when it is evaluated annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The fair value of goodwill is determined using discounted cash flows, and an impairment loss will be recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group did not recognize any impairment loss related to goodwill during the year ended December 31, 2017, 2018 and 2019.

For equity investments without readily determinable fair values for which the Company elected to use the measurement alternative starting in 2018, the equity investment is measured at fair value on a nonrecurring basis when there is an orderly transaction for identical or similar investments of the same issuer. During the years ended December 31, 2017, 2018 and 2019, the Group recognized impairment losses of nil, nil and RMB2,382 related to equity investments without readily determinable fair value.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposit, accounts receivable, amount due from related parties, available-for-sale securities investments, accounts payable, notes payable, short-term bank borrowing, amount due to related parties and noncurrent operating lease liabilities. The Company carries its available-for-sales investments at fair value. The carrying amounts of cash and cash equivalents, restricted cash, term deposit, accounts receivable, amount due from related parties, accounts payable, notes payable and short-term bank borrowings approximate their fair values due to the short-term maturities of these instruments.

Cash and cash equivalents

Cash and cash equivalents consist of cash on-hand, demand deposits with financial institutions, term deposits with an original maturity of three months or less and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

Restricted cash

Restricted cash represents deposits made to the bank for bank acceptance notes (or notes payable) issued by the Group. When the Group issues the bank acceptance notes, the banks requires the Group to make a deposit for 40% or 60% of the face value of the bank acceptance notes issued as collateral. The deposits for unsettled bank acceptance notes are recorded as restricted cash in the consolidated balance sheet as of December 31, 2018 and 2019.

Term deposit

Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months and less than one year.

Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for doubtful accounts.

Allowance for doubtful accounts

The Group maintains an allowance for doubtful accounts for estimated losses on uncollected accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves. As of December 31, 2018 and 2019, the Company recorded nil allowance for doubtful account.

Inventories, net

Inventories of the Group consist of raw materials, finished goods and work in process. Inventories are stated at the lower of cost or net realizable value on a weighted average basis. Inventory costs include expenses that are directly or indirectly incurred in the purchase, including shipping and handling costs charged to the Group by suppliers, and production of manufactured product for sale, such as include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits, and indirect labor. Cost is determined using the weighted average method. The Group assesses the valuation of inventory and periodically writes down and writes off the value for estimated excess and obsolete inventory based upon the product life cycle. During the years ended December 31, 2017, 2018 and 2019, inventory provision amounted to RMB2,449, nil and RMB23,799, respectively.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Short-term investments

Short-term investments are mainly consisting of investment in convertible bonds with a maturity of less than one year. These investments are accounted for as available-for-sale investments and measured at fair value.

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

The trademark and patents are recognized as intangible assets with finite lives and are amortized on a straight-line basis over their expected useful economic lives. Amortization is calculated on a straight-line basis over the estimated useful life of 9 to10 years.

Leases

The Group leases administrative office spaces in different cities in the PRC and Overseas under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to five years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise. For all real estate leases, any non-lease components, including common area maintenance, have been separated from lease components and excluded from the associated right-of-use asset and lease liability calculations.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Leases - continued

For short-term leases, the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

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

During the years ended December 31, 2017, 2018 and 2019, the Group recognized nil impairment loss on goodwill.

Long-term investments

The Group’s long-term investments consist of equity securities without readily determinable fair value, equity method investments and available-for-sale securities investments.

(a)         Equity securities without readily determinable fair value

On January 1, 2018, the Group adopted Accounting Standards Update (“ASU”) No. 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities and 2018-03 Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. Prior to 2018, for investee companies over which the Group does not have significant influence or a controlling interest, equity securities without determinable fair value were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. Starting in 2018, these securities are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Long-term investments - continued

(a)         Equity securities without readily determinable fair value - continued

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earning trends and other company specific information. During the years ended December 31, 2017, 2018 and 2019, the Group recorded nil, nil and RMB2,382 impairment losses on its equity securities without readily determinable fair values.

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

Under the equity method of accounting, the investee company’s accounts are not reflected within the Group’s consolidated balance sheets and statements of operations; however, the Group’s share of the earnings or losses of the investee company is reflected in the caption “income/(loss) from equity method investments” in the consolidated statements of operations.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Group recorded nil, RMB4,133 and RMB218 impairment losses on its equity method investments during the years ended December 31, 2017, 2018 and 2019.

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

The Group reviews its available for sale investments for other than temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the investees. The Group recorded nil, RMB3,457 and nil impairment losses on its available- for-sale investments during the years ended December 31, 2017, 2018 and 2019, respectively.

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

Revenue recognition

(a)         Periods after January 1, 2018

On January 1, 2018, the Group adopted ASU 2014-09, Revenue Contracts with Customers (Topic 606), “Topic 606” applying the modified retrospective method to all contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period.  The Group recorded an increase to retained earnings and amount due from related parties of RMB33,329 as of January 1, 2018 due to the cumulative impact of adopting Topic 606.

Nature of Goods and Services

The Group generates substantially all of its revenues from sales of smart, wearable devices. The Group also generates a small amount of its revenues from its subscription-based services. For the year ended December 31, 2018 and 2019, the Group generated 66.9% and 72.2% of revenue from one customer for sales of exclusively designed and manufactured smart wearable devices, and generated 33.1% and 27.8% of revenue from sales of the Group’s self-branded products and others. Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods or services. The Group recognizes revenue, net of estimated sales returns and value-added taxes (“VAT”).

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

The Group allocates the transaction price to all performance obligations based on their relative standalone selling prices. The standalone selling prices are determined based on the expected cost plus margin as the Group determined that no observable price is available for any of its performance obligation. The Group considered multiple factors in the process of determining its cost plus margin including consumer behaviours and the Group’s internal pricing model. The cost plus margin estimated selling price for the smart and wearable devices comprised the majority of the transaction. The cost plus margin estimated selling price for the software services and software upgrades was estimated from RMB1.77 to RMB5.68 per unit and RMB1.72 to RMB10.62 per unit for the year ended December 31, 2018 and 2019. The Group recognizes revenue for the amounts allocated to the connected smart and wearable devices when the customer obtains control of the Group’s product, which occurs at a point of time, typically upon delivery to the reseller and acceptance by the reseller, who has been identified as the customer of the Group. Amounts allocated to the software services and unspecified upgrade rights are deferred and recognized over time as the customer simultaneously receives and consumes the benefit over an estimated nine-month period.

Sales of self-branded products and others

For the year ended December 31, 2018 and 2019, the Group generated 33.1% and 27.8% of revenues from sales of the Group’s self-branded products and others to retailers, distributors and end users. The Group’s revenue recognition for its self-branded products was consistent with that described in the preceding paragraphs.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue recognition - continued

Cooperation agreement with one customer

For the year ended December 31, 2018 and 2019, the Group generated 66.9% and 72.2% of revenues from one customer for sales of exclusively designed and manufactured smart wearable devices. That customer is also the sole distributor for such smart wearable devices and is controlled by one of our shareholders (see Note 20). Under the cooperation agreement with this customer, the Group produces and assembles final product for shipments of wearable devices to that customer, who are then responsible for commercial distribution and sale of the product. The arrangement includes two payment instalments. The first payment instalment is priced to recover the costs incurred by the Group in developing and shipping the devices to the customer and is due from the customer to the Group once the products have been delivered and accepted by the customer. The Group allocates the initial payment instalment between the hardware device, the software services, and the software upgrades based on their standalone selling price and recognizes revenue based on its recognition policy further described in the preceding paragraph. The Group is also entitled to receive a potential second instalment payment calculated as 50 percent of the future net profits from commercial sales made by the customer. The Group has determined that the second instalment consideration constitutes variable consideration and includes the amount in the transaction price to the extent it is not constrained and it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period (see below for further details). The second instalment is also allocated between the hardware device, the software services, and the software upgrades based on the relative standalone price and is recognized based on the Group’s recognition policy further described in the preceding paragraph. The Group’s revenue recognition policy of its products under its cooperation agreement is substantially consistent with that for its sales of self-branded products except that the instalment payments arrangement under the cooperation agreement is not available to the self-branded products.

Variable Consideration

Revenues from product sales are recorded at the net sales price (transaction price), which includes estimate of variable consideration which result from the Group’s cooperation agreement with one customer (see above for more details). The amount of variable consideration is included in the transaction price to the extent it is not constrained and that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. Actual amounts of consideration ultimately received may differ from the Group’s estimates. If actual results in the future vary from the Group’s estimates, the Group will adjust these estimates, which would affect revenue and earnings in the period such variances are known.

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

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue recognition - continued

(b)         Periods prior to January 1, 2018

The Group recognized revenue when a persuasive evidence of an arrangement exists, delivery has occurred and the services have been rendered, the sales price is fixed or determinable, and collection is reasonably assured. The Group recognized revenue, net of estimated sales returns and value-added taxes (“VAT”).

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

The Group allocated revenue to all deliverables based on their relative selling prices. The Group used a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence (“VSOE”) of fair value, (ii) third-party evidence (“TPE”), and (iii) best estimate of the selling price (“BESP”). Because the Group did not have neither VSOE nor TPE for any of its deliverables, revenue was allocated to the deliverables on the Group’s BESP as if each deliverable was sold regularly on a stand-alone basis. The Group’s process for determining its BESP considered multiple factors including consumer behaviors and the Group’s internal pricing model. The BESP for the smart and wearable devices comprised the majority of the arrangement consideration. The BESP for the software services and software upgrades was estimated from RMB1.30 to RMB 5.69 per unit for the years ended December 31, 2017. The Group recognized revenue for the amounts allocated to the connected smart and wearable devices at the time of delivery (except as noted below), provided the other conditions for revenue recognition have been met. Revenue for products sold through distributors or retailers was recognized on a sell-in basis. Amounts allocated to the software services and unspecified upgrade rights were deferred and recognized on a straight-line basis over their estimated usage period which approximately 9 months.

Sales of self-branded products and others

For the years ended December 31, 2017, the Group generated 21.2% of revenues from sales of the Group’s self-branded products and others to retailers, distributors and end users. The Group’s revenue recognition for its self-branded products was consistent with that described in the preceding paragraphs.

Cooperation agreement with one customer

For the years ended December 31, 2017, the Group generated 78.8% of revenues from one customer for sales of exclusively designed and manufactured smart wearable devices. That customer was also the sole distribution channel for such smart wearable devices and is controlled by one of our shareholders (see Note 20). Under the cooperation agreement with this customer, the Group produces and assembles final product for shipments of wearable devices to that customer, who are then responsible for commercial distribution and sale of the product. The arrangement includes two payment instalments. The first payment instalment is priced to recover the costs incurred by the Group in developing and shipping the devices to the customer and is due from the customer to the Group once products have been delivered and accepted by the customer. The Group allocates the initial payment instalment between the hardware device, the software services, and the software upgrades based on their relative fair value and recognizes revenue based on its recognition policy further described in the preceding paragraph. The Group is also entitled to receive a potential second instalment payment calculated as 50 percent of the future net profits from commercial sales made by the customer. Given the revenue from the profit sharing arrangement is contingent on the commercial sale, the Group recognized revenue from the second instalment in the period following the commercial sale by the customer, which is when the fee was fixed and determinable. The fee related to the second instalment was usually earned by the Group between 30 to 45 days after initial shipment of the product to the customer. The second instalment was also allocated between the hardware device, the software services, and the software upgrades based on their relative fair value and is recognized based on the Group’s recognition policy further described in the preceding paragraph. The Group’s revenue recognition policy of its products under its cooperation agreement was substantially consistent with that for its sales of self-branded products except that the instalment payments arrangement under the cooperation agreement is not available for the self-branded products.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Value added taxes

“VAT” on sales was previously calculated at 17% on revenue from products before May 1, 2018 and thereafter, in accordance with Cai Shui [2018] No.32, the VAT rate decreased to 16%. Since April 1, 2019, in accordance with Cai Shui [2019] No.39, the VAT rate further decreased to 13%. The Group reports revenue net of VAT. Subsidiaries that are VAT general taxpayers are allowed to offset qualified input VAT paid against their output VAT liabilities.

Rights of return

The Group offers limited sales returns for self-branded products sold directly to its customers. The Group estimates the amount of its products sales that may be returned by its customers and records this estimate as a reduction of revenue in the period the related revenue is recognized. The Group currently estimates product return liabilities using its own historical sales information. For the years ended December 31, 2017, 2018 and 2019, sales returns were insignificant.

Cost of revenues

Cost of revenues consists primarily of material costs, salaries and benefits for staff engaged in production activities and related expenses which are directly attributable to the production of products. The shipping and handling fees billed to the customers are presented as part of cost of revenues as well.

Product warranty

The Group offers a standard product warranty that the product will operate under normal use. For products sold to the one customer under the cooperation agreement, the warranty period is 18 months which includes a six-month warranty to that customer and an additional 12 months warranty to end-users. For products sold directly to end users, the warranty period is 12 months. The Group has the obligation, at customers’ option, to either repair or replace the defective product.

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

Advertising expense

Advertising expense are expensed as incurred and included in selling and marketing expenses. Total advertising expenses were RMB7,586 , RMB25,362 and RMB72,269 for the years ended December 31, 2017, 2018 and 2019, respectively.

Government subsidies

Government subsidies represent government grants received from local government authorities to encourage the Group’s technology and innovation. The Group records such government subsidies as other income when it has fulfilled all of its obligation related to the subsidy.

During the years ended December 31, 2017, 2018 and 2019, the Group recognized RMB6,719, RMB9,679 and RMB14,723 as subsidy income, respectively. As of December 31, 2018 and 2019, subsidies of RMB8,888 and RMB26,098 were recorded as other current liabilities, RMB56,249 and RMB113,596 were recorded as other non-current liabilities as the Group has to meet certain performance conditions required by the government authorities.

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

In the financial statements of the Company’s subsidiaries and consolidated VIEs and VIEs’ subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of operations during the year in which they occur. For the years ended December 31, 2017, 2018 and 2019, the transaction gains/(losses) amounted to RMB779 , RMB(7,588) and RMB(14,231) and were recorded in general and administrative expenses.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Foreign currencies - continued

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in US$ amounted to RMB513,526 and RMB717,576 as of December 31, 2018 and 2019, respectively.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows from RMB into US$ as of and during the year ended December 31, 2019 is solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9618, representing the rate as certified by the statistical release of the Federal Reserve Board of United States on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollar at that rate on December 31, 2019, or at any other rate.

Net income per share

Basic net income per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

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

Diluted income per ordinary share reflect the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable participating preferred shares, share options, restricted shares and restricted stock units which could potentially dilute basic income per ordinary share in the future. To calculate the number of shares for diluted income per ordinary shares, the effect of the convertible redeemable participating preferred shares is computed using the as-if-converted method; the effect of the share options, restricted shares and restricted stock units is computed using the treasury stock method.

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

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Concentration of credit risk - continued

Accounts receivable concentration of credit risk is as below:

As of December 31,
	2018	2019
	RMB	RMB

Company A	10,600(18.0)%	13,495(7.1)%
Company B	25,264(42.9)%	50,567(26.8)%
Company C	—	80,024(42.4)%
Total	35,864(60.9)%	144,086(76.3)%

Amount due from related parties concentration of credit risk is as below:

As of December 31,
	2018	2019
	RMB	RMB

Company D	631,204(96.2)%	1,401,015(98.6)%
Total	631,204(96.2)%	1,401,015(98.6)%

Revenue generated from Company D accounted for 86.6%,76.8% and 73.5% of total revenue during the year ended December 31, 2017, 2018 and 2019, respectively. Company D is subsidiary of a company controlled by one of the Group’s shareholders (see note 20).

For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Company D	1,773,595(86.6)%	2,798,824(76.8)%	4,271,135(73.5)%
Total	1,773,595(86.6)%	2,798,824(76.8)%	4,271,135(73.5)%

Supplier Concentration

The Group relies on third parties for the supply and manufacturing of its products, as well as third-party logistics providers. In instances where these parties fail to perform their obligations, the Group may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time, if at all.

For the year ended December 31, 2018, 38.6% of its raw materials were purchased through Company E and for the year ended December 31, 2019, 13.5% and 10.5% of its raw materials were purchased through Company F and G, respectively, but numerous alternate sources of supply are readily available on comparable terms.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Newly adopted accounting pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The FASB subsequently issued Accounting Standards Update No. 2018-10 and Accounting Standards Update No. 2018-11 in July 2018, which provide clarifications and improvements to ASU 2016-02 (collectively, the “new lease standard”). Accounting Standards Update No. 2018-11 also provides the optional transition method which allows companies to apply the new lease standard at the adoption date instead of at the earliest comparative period presented. The new lease standard requires lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet.

The Group adopted the new lease standard as of the beginning of the 2019 fiscal year using the optional transition method. The Group did not have a cumulative effect adjustment to retained earnings as a result of adopting the new lease standard and did not have a material impact on the Group’s Consolidated Statements of Operations or Consolidated Statements of Cash Flows in future periods. The Group elected the package of transitional practical expedients upon adoption which, among other provisions, allowed the Group to carry forward historical lease classification. Refer to Note 22 for further information on leases.

Recent accounting pronouncements not yet adopted

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

In January 2017, the FASB issued ASU 2017-04, addressing concerns regarding the cost and complexity of the two-step goodwill impairment test, the amendments in this ASU remove the second step of the test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. For public entities, the amendments are effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2019. For public entities, the ASU’s amendments are effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2020. For all other entities, including not-for-profit entities, the ASU’s amendments are effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement to ASC Topic 820, Fair Value Measurement (“ASC 820”). ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, and/or adding certain disclosures. ASU 2018-13 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2019. An entity is permitted to early adopt by modifying existing disclosures and delay adoption of the additional disclosures until the effective date. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. This guidance will be adopted using a retrospective approach and is effective for the Group on January 1, 2020. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

3. INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB

Raw materials	191,242	275,583
Work in process	33,714	176,417
Finished goods	259,666	441,806
Inventories, net	484,622	893,806

During the years ended December 31, 2017, 2018 and 2019, the Group recorded a provision for the excess and obsolete inventories amounting to RMB2,449, nil and RMB23,799 and wrote off nil, nil and RMB17,739, respectively.

4. SHORT-TERM INVESTMENTS

Short-term investments included convertible bonds with maturities less than 1 year and consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Convertible bonds:
Shenzhen Snowball Technology Co., Ltd (“Snowball”) (a)	16,243	—
Guangzhou Joyrun Technology Co., Ltd (“Joyrun”) (b)	10,751	11,591
Abee Semi, Inc.(“Abee”) (c)	8,097	—
Others (d)	15,391	5,596
Total:	50,482	17,187

(a)                  In June 2018, the Group invested RMB20,000 to acquire a convertible bond from Snowball. The convertible bond includes a 4.35% interest rate and has one-year maturity. As part of the agreement, the Group also received two years of free services related to the connection to the city transportation system for the Amazfit NFC products from Snowball. The fair value of the service is insignificant and is amortized over the service period. Unrealized gains of RMB443 arise from fair value change of the investment was reported in other comprehensive income during the year ended December 31, 2018. During the year ended December 31, 2019, the Group converted the bond to equity interests in Snowball and recognized the investment as an equity security without readily determinable fair value.

(b)                  In September 2018, the Group invested RMB10,500 to acquire a convertible bond issued by Joyrun with a 8% interest rate and a one-year maturity. The investment was classified as an available-for-sale investment and measured at fair value. The Group recognized RMB251 and RMB840 unrealized holding gains in other comprehensive income from the fair value changes in the investment during the years ended December 31, 2018 and 2019.

(c)                   In June 2016, the Group invested RMB6,937 to acquire a convertible bond from Abee. The convertible bond includes a 7% interest rate and has one year maturity. In June 2017, the Group agreed to extend the maturity date for one additional year. The investment was classified as an available-for-sale investment and measured at fair value. During the year ended December 31, 2019, the Group exchanged its convertible bond amounting to RMB8,019 and a previously issued short-term loan issued to Abee amounting to RMB9,957 for certain patents used to facilitate its new product development. The patents were recorded at fair value in the Group’s consolidated balance sheet. The gain from this non-monetary exchange was immaterial.

(d)                  The others represent several insignificant short-term investments in convertible bonds which are classified as available-for-sales investments and measured at fair value. The Group recognized RMB391 and RMB400 unrealized gains from these investments in 2018 and 2019.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2018	2019
	RMB	RMB

Value-added tax	19,542	43,595
Other receivables	8,049	10,252
Prepaid expenses	3,264	9,595
Short-term loans	14,559	—
Advances to suppliers	8,359	2,129
Rental deposits	4,474	1,787
Total	58,247	67,358

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB

Software and electronic equipment	14,453	36,283
Buildings	19,342	19,342
Leasehold improvements	10,404	26,744
Total	44,199	82,369
Less: accumulated depreciation	(12,029)	(21,438)
Construction in progress	7,872	3,419
Property, plant and equipment, net	40,042	64,350

The Group has recorded depreciation expenses of RMB3,542, RMB5,773 and RMB9,409 during the years ended December 31, 2017, 2018 and 2019, respectively. No impairment was recorded during the years ended December 31, 2017, 2018 and 2019.

7. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Intangible assets with indefinite lives:
Domain name	1,222	2,024
Intangible assets with finite lives:
Patents	63,130	92,165
Less: accumulated amortization	(630)	(8,436)
Intangible assets, net	63,722	85,753

During 2018, the Group purchased patents from Physical Enterprises Inc. (“PEI”) for a total cash consideration of RMB51,470. The Group acquired the patents for the purpose of facilitating their new product development.

During the year ended December 31, 2019, the Group exchanged its convertible bond and short-term loan to one of its investee and acquired certain patents to facilitate its new product development. Refer to Note 4(c).

Amortization expenses for the intangible assets for the years ended December 31, 2017, 2018 and 2019, were RMB175, RMB443 and RMB7,806, respectively. Future amortization expense relating to the existing intangible assets amounted to RMB9,304 per year for each of the next five years and thereafter.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

8. LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB

Equity securities without readily determinable fair value
Sifive, Inc. (“Sifive”) (a)	20,192	20,445
Greenwaves Technologies (“Greenwaves”) (b)	19,906	20,156
Morsel,Inc.(“Morsel”) (c)	—	20,885
Shenzhen Snowball Technology Co., Ltd (“Snowball”) (d)	—	15,800
Other equity securities without readily determinable fair value (e)	16,501	14,292
Equity method investments:
Hefei Huaying Xingzhi Fund Partnership (limited partnership) (“Huaying Fund”) (f)	56,898	55,557
Anhui Huaying Zhihui Wulian Fund Parnership(limited partnership)(“Huaying Fund II”) (g)	—	102,336
Global Technology and Innovation Ltd. (“GTI”) (h)	—	93,289
Other equity method investments (i)	11,283	14,165
Available-for-sale investments
Sunny Infinity Ltd. (“Sunny”) (h)	49,091	—
Other available-for-sale investments (j)	35,078	49,174
Total	208,949	406,099

(a)                  In 2018, the Group invested RMB12,332 to acquire 1.01% equity interests in Sifive. Sifive is a private company engaging in the business of semiconductor. The equity interest is not considered in-substance common shares due to substantial liquidation preference rights. Accordingly, the investment in Sifive was accounted for as equity securities without readily determinable fair value. The Group recognized a RMB7,860 and nil gain from the fair value change of this investment during the years ended December 31, 2018 and 2019.

(b)                  In 2018, the Group invested RMB19,906 to acquire 8.33% equity interests in Greenwaves. Greenwaves is a private company engaging in the business of semiconductor. The equity interest is not considered in-substance common shares due to substantial liquidation preference rights. Accordingly, the investment in Greenwaves was accounted for as equity securities without readily determinable fair value. For the years ended 2018 and 2019, no fair value change were observed and recognized.

(c)                   In 2019, the Group invested USD3,500 to acquire 13.4% equity interests in Morsels. Morsels is a private company engaging in the business of mobile fitness. The investment included 11.3% equity interests with liquidation preference rights and 2.1% equity interests without liquidation preference. The Group accounted for the 11.3% equity interests as equity securities without readily determinable fair value as the liquidation preference is substantial, and accounted for the other 2.1% equity interests under the equity method since Group enjoys a board seat in Morsel and concluded that it has significant influence over Morsel. The income from the equity method investment was immaterial for the year ended December 31, 2019.

(d)                  In 2019, the Group converted its convertible bond issued to Snowball to a 4.3% equity interests. The equity interest is not considered in-substance common shares due to substantial liquidation preference rights owned by the Group. Accordingly, the investment in Snowball was accounted for as equity securities without readily determinable fair value.

(e)                   The other investments represent certain insignificant investments in third-party private companies, which the Group has no significant influence over the investees and accounted for these investments using the measurement alternative method.

(f)                    In 2016, the Group invested RMB50,000 to acquire a 49.5% equity interests in a limited partnership, Huaying Fund I, which is a fund engaged in investing activities in small and middle scale High Tech private companies. The Group accounted for the investment under the equity method because the investments are of common stock and the Group has significant influence through its board seat but does not control Huaying Fund I.

(g)                   In 2019, the Group invested RMB102,000 to acquire a 34% equity interests in a limited partnership, Huaying Fund II, a fund engaged in investing activities in small and middle scale High Tech private companies. The Group accounted for the investment under the equity method because the investments are of common stock and the Group has significant influence through its board seat but does not control Huaying Fund II.

(h)                  In 2018, the Group acquired a 23% equity interest in Sunny for a total consideration of RMB49,091. The Group accounted for its investment as an available-for-sale investment as it determined that the interests were debt security due to its redemption feature and subsequently measured its investment at fair value. In January 2019, the Group lost its redemption right and reclassified its investment to the equity method investment as it concluded that it was able to significantly influence the investee. The Group’s unrealized gain and loss at the time of transfer was immaterial. In 2019, the Group subscribed for additional equity interest for a total consideration of RMB43,302. Additionally, in November 2019, Sunny completed a restructuring and became an investment vehicle of GTI, a fund established for the sole purposes of making investments in certain start-up and early stage companies in the technology industry. The Group’s investment in Sunny was further transferred to GTI as part of this restructuring and continued to be accounted for as equity method investment.

(i)                      The other equity method investments represent several insignificant investments classified as equity method investments as the Group has the ability to exercise significant influence but does not have control over the investees.

(j)                     The other available-for-sale investments represent the investments in debt securities and measured at fair value, which mainly include the investments in convertible bonds and the investments with redemption features.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

9. FAIR-VALUE MEASUREMENT

As of December 31, 2018 and 2019, the financial assets and liabilities measured at fair value on a recurring basis mainly consist of the available-for-sale investments, which includes the convertible bonds and redeemable preferred shares, which are recorded in short-term and long-term investments. The fair value hierarchy of these investments as of December 31, 2018 and 2019 are as follows:

	As of December 31, 2018
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments:
Convertible bonds	—	50,482	—	50,482
Long-term investments:
Redeemable preferred shares	—	84,169	—	84,169
Total:	—	134,651	—	134,651

	As of December 31, 2019
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments:
Convertible bonds	—	17,187	—	17,187
Long-term investments:
Convertible bonds	—	6,962	—	6,962
Redeemable preferred shares	—	42,212	—	42,212
Total:	—	66,361	—	66,361

The Group measured the fair value of the convertible bonds based on the respective principals, expected returns and the estimated conversion value. Those convertible bonds are classified as level 2 measurement.

The Group measured the fair value of the redeemable preferred shares based on the recent transactions. Recent transactions include the purchase price agreed by an independent third party for an investment with similar terms. These investments are classified as level 2 measurement.

No transfers occurred between different level fair-value measurements during the years presented.

For equity securities without readily determinable fair value for which the Group elected to use the measurement alternative starting in 2018, the investment is measured at fair value on a nonrecurring basis whenever there is an impairment or any changes resulting from observable price changes in an orderly transaction for the identical or a similar investment of the same issuer. The fair value of the investment was categorised as level 2 in the fair value hierarchy when directly or indirectly observable inputs in the market place was identified. When evaluating the impairment of these investments, inputs considered primarily include pricing of recent rounds of financing, future cash flow forecasts, liquidity factors, discount rate, and the selection of comparable companies operating in similar businesses and were categorized as Level 3 in the fair value hierarchy. During the years ended December 31, 2017, 2018 and 2019, the Group recognized an impairment loss of nil, nil and RMB2,382 for the equity securities without readily determinable fair value.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2018	2019
	RMB	RMB

Accrued payroll and welfare	83,925	120,256
Deferred revenue	41,863	59,585
Product warranty	55,599	49,527
Current operating lease liabilities	—	32,799
Accrued professional fee	3,945	19,194
Accrued expenses	6,107	17,688
Other tax payable	4,727	16,613
Other current liabilities	17,809	36,587
Total	213,975	352,249

Product warranty activities were as follows:

Product Warranty	RMB

Balance as of January 1, 2017	4,870
Provided during the year	23,093
Utilized during the year	(19,532)
Balance at December 31, 2017	8,431
Provided during the year	68,866
Utilized during the year	(21,698)
Balance at December 31, 2018	55,599
Provided during the year	80,048
Utilized during the year	(86,120)
Balance at December 31, 2019	49,527

The warranty costs recorded in cost of revenue were RMB23,093, RMB68,866 and RMB80,048 during the years ended December 31, 2017, 2018 and 2019, respectively.

11. BANK BORROWING

On April 2, 2018, the Group entered into a loan agreement with Hefei Branch of China Merchants Bank amounting to RMB20,000 with one year maturity and a fixed interest rate of 5%. On April 3, 2019, the loan was fully repaid by the Group.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

12. REVENUE AND DEFERRED REVENUES

Disaggregation of revenue

All the revenues for the period was recognized from contracts with customers. For the year ended December 31, 2019, the majority of the Group’s revenues result from sales of products which revenue is recognized at a point of time. The following table provides information about disaggregated revenue by products, including a reconciliation of the disaggregated revenue with reportable segments

	For the years ended December 31,
	2018	2019
	RMB	RMB

Xiaomi Wearable Products	2,439,534	4,193,665
Self-branded products and other	1,205,801	1,618,590
Total	3,645,335	5,812,255

During the years ended December 31, 2018 and 2019, the majority of the Group’s products are sold to resellers and distributors in the PRC. This includes our products that have international versions which are first sold to the Group’s domestic distributors who subsequently distribute those products internationally.

Contract balances

The following table provides information about receivables, deferred revenue and refund liability from contracts with customers

	As of December 31,
	2018	2019
	RMB	RMB
Accounts Receivables	58,925	188,940
Amounts due from related parties	656,399	1,421,170
Deferred revenue	41,863	59,585
Refund liability (sales return)	153	582

Accounts receivables are recorded when the right to consideration is unconditional and payments terms on invoiced amounts are typically 30 to 60 days. Amounts due from related parties include both amounts billed and unbilled due from related party under the cooperation agreement. As of December 31, 2018 and 2019, the amount due from related parties include the billed amount of RMB623,120 and RMB1,318,483, and unbilled amounted to RMB33,279 and RMB102,687, respectively. The amount billed is recorded when the right to the consideration is unconditional and payment terms on invoiced amounts are typically 30 to 60 days. Unbilled amount due from related party relate to our contractual right to consideration under our cooperation agreement for the second instalment payment not yet invoiced. The Company recorded no impairment charges related to contract assets in the periods. Contract liabilities, recorded in accrued expenses in the consolidated balance sheet, include payment received in advance of performance under the contract related to our software services which are realized over the estimated usage period and payment received related to a material right provided to a customer to acquire additional goods or services at a discount in a future period.

During the years ended December 31, 2018 and 2019, the Group recognized RMB17,876 and RMB41,863 of revenue previously included in deferred revenue as of January 1, 2018 and 2019, which mainly consist of revenue recognized related to its service subscription. Additionally, during the year ended December 31, 2018 and 2019, the Group billed RMB33,329 and RMB 33,279 to a related party, initially recorded as unbilled amount, mainly due to the timing of invoicing for the goods related to its cooperation agreement. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s performance and the customer’s payment.

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

The Company’s subsidiaries Huami HK Limited, Yunding HK and Galaxy are located in HK and are subject to a two-tiered income tax rates for taxable income earned in HK with effect from April 1, 2018. The first HK$2 million of profits earned by Huami HK, HK Yunding and Galaxy will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

The Company’s subsidiaries, Huami Inc, Rill and Bitinno are located in the U.S. and are subject to the US federal income tax. On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code including, but not limited to, (1) reducing the U.S. federal corporate tax rate, (2) requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years, and (3) bonus depreciation that will allow for full expensing of qualified property. The impact of the Tax Act is not material to our operation and resulted in a decrease in income tax rate from 35% before January 1, 2018 to 21% after January 1, 2018 for tax and income earned as determined in accordance with the relevant tax rules and regulations.

The Company’s subsidiaries Huami Canada are subject to the Canada federal income tax and will be taxed at 15% for its taxable income.

The Company’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries are subject to the 25% standard enterprise income tax rate except for Anhui Huami that qualify as a high and new technology enterprise (“HNTE”), which is subject to a tax rate of 15%. Anhui Huami began to qualify as HNTE in 2015 and renewed the HNTE certificate in July 2018. Accordingly Anhui Huami was subject to a tax rate of 15% during the years ended December 31, 2017, 2018 and 2019.

The current and deferred components of income taxes appearing in the consolidated statements of operation are as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Current tax expenses	46,573	84,931	105,663
Deferred tax benefits	(18,962)	(32,895)	(27,776)
Income tax expense	27,611	52,036	77,887

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax assets
Accrued expenses	28,585	50,644
Net operating loss carry forwards	46,447	53,989
Total deferred tax assets	75,032	104,633
Less: valuation allowance	—	(1,984)
Deferred tax assets, net	75,032	102,649

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

13. INCOME TAXES - CONTINUED

As of December 31, 2019, the Group had RMB229,660 operating losses deriving from entities in the PRC, HK, U.S. and Canada. The operating loss in PRC with amount of RMB164,694 can be carried forward for five years and if not utilized, some will begin to expire in 2020. The operating loss incurred in the U.S. before December 31, 2017 can be carried forward for 20 years to offset future taxable profit, while other losses incurred after December 31, 2017 may be carried forward indefinitely. The tax losses incurred in HK can be carried forward without an expiration date. The operating loss incurred in the Canada can be carried back 3 years and forward 20 years for deduction against any form of income.

Management assesses the available positive and negative evidence in certain entities in the PRC, HK, U.S. and Canada to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets and determines the valuation allowance on an entity by entity basis. In making such determination, the Group considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-forward periods provided for in the tax law. On the basis of this evaluation, for the years ended December 31, 2018 and 2019, the Company recorded nil and RMB1,984 allowance for the deferred tax assets.

Reconciliation between the tax expense computed by applying the PRC enterprise tax rate of 25% to income before income tax and the actual income tax expense were as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Income before income tax	191,900	386,613	652,370
Tax expense at PRC enterprise income tax rate of 25%	47,975	96,653	163,093
Income tax on tax holidays	(30,740)	(58,327)	(72,396)
Tax effect of permanence differences	(8,190)	(22,733)	(31,088)
Effect of income tax rate differences in jurisdictions other than the PRC	14,364	36,443	16,270
Change in tax rate	4,202	—	—
Changes in valuation allowances	—	—	2,008
Income tax expense	27,611	52,036	77,887

If the tax holiday granted to Anhui Huami was not available, the Group’s income tax expense would have increased by RMB30,740, RMB58,327 and RMB72,396, the basic net income per share attributable to the ordinary shareholders of the Company would have decreased by RMB0.45, RMB0.28 and RMB0.30 during the years ended December 31, 2017, 2018 and 2019, respectively, and the diluted net income per share attributable to the ordinary shareholders of the Company would have decreased by RMB0.45, RMB0.26 and RMB0.28 during the years ended December 31, 2017, 2018 and 2019, respectively.

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

If the Company was to be a non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC entities to the entities organized outside of the PRC or any foreign investors, the withholding tax would be 10%, unless any entities organized outside of the PRC or any such foreign investors’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

13. INCOME TAXES - CONTINUED

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIEs that are available for distribution amounted to RMB860,613 and RMB1,559,898 as of December 31, 2018 and 2019, respectively. Upon distribution of such earnings, the Company will be subject to PRC EIT taxes, the amount of which is impractical to estimate. The Company did not record any tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

The Group did not identify any significant unrecognized tax benefits for the years ended December 31, 2017, 2018 and 2019, respectively. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding US$14 (RMB0.1 million) is specifically listed as a “special circumstance”). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion. Therefore, the Group’s PRC domiciled entities are subject to examination by the PRC tax authorities based on the above.

14. ORDINARY SHARES

The Company’s Amended and Restated Certificate of Formation authorizes the Company to issue 405,462,685 ordinary shares with a par value of US$0.0001 per share approximately.

In February 2018, the Group completed its IPO upon which the Group’s ordinary shares were divided into class A ordinary shares and class B ordinary shares. Holders of class A ordinary shares are entitled to one vote per share, while holders of class B ordinary shares are entitled to ten votes per share. The 41,600,000 shares issued through the IPO were classified as Class A ordinary shares and the ordinary shares before the IPO were converted to class B ordinary shares. All of the Group’s preferred shares were automatically converted into 94,537,315 Class B ordinary shares, in which 13,359,788 Class B ordinary shares were re-designated to Class A ordinary shares on a one-for-one basis.

Immediately prior to the completion of its IPO, the Group granted 12,064,825 Class B ordinary shares to its preferred shareholders in consideration of their waivers of the conditions of a qualified initial public offering as provided in the shareholders agreement between the  Group and its preferred shareholders. The Group recorded the issuance at fair value and treated it as a deemed dividend to its preferred shareholders. The Group initially recorded the deemed dividend against retained earnings to reduce it to zero with the remaining amounts charged against additional paid-in capital. Additionally, the deemed dividend reduced the Group’s income available to ordinary shareholders. As of December 31, 2018, there were 57,303,093 Class A ordinary shares and 184,376,679 Class B ordinary shares issued and outstanding.

In April 2019, the Group completed its secondary offering upon which 3,174,600 class A ordinary shares were issued and 28,316,400 Class B ordinary shares were converted into Class A ordinary shares. As of December 31, 2019, there were 91,459,708 Class A and 156,060,279 Class B ordinary shares issued and outstanding.

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

A summary of non-vested restricted share activity during the year ended December 31, 2019 is presented below:

Number of shares

Outstanding at January 1, 2019	11,391,791
Granted	—
Forfeited	—
Vested	(11,391,791)
Outstanding at December 31, 2019	—

The Group determined that the non-vested restricted shares are participating securities as the holders of the non-vested restricted shares have a non-forfeitable right to receive dividends with all ordinary shares but the non-vested restricted shares do not have a contractual obligation to fund or otherwise absorb the Group’s losses. See Note 21 for details.

During the years ended December 31, 2017, 2018 and 2019, the Group recorded share-based compensation expense of RMB51,463, RMB55,311 and RMB17,794 related to the unvested shares of the Founders respectively.

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

During the years ended December 31, 2017, 2018 and 2019, the Group granted 1,545,688, nil and nil share options to certain personnel under the PRC Plan. Those options have an exercise price of US$0 per share and expire 10 years from the date of grant. Those options also include an exercise provision whereas shares become exercisable after the closing of an IPO. The Group has recorded nil, 40,449 and RMB1,194 share-based compensation expense for the years ended December 31, 2017, 2018 and 2019 related to such options, respectively.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

15. SHARE-BASED PAYMENT - CONTINUED

Share options - continued

During the years ended December 31, 2017, 2018 and 2019, the Group granted 500,000, nil and nil share options to certain personnel under the U.S. Plan which were fully vested as of the grant date. Those options have an exercise price range from US$0.79 to US$0.99 per share and expire 10 years from the date of grant.

2018 Share Incentive Plan

In January 2018, The Company adopted the 2018 share incentive plan (“2018 Plan”), commencing on January 1, 2018, which provides additional incentives to employees, directors and consultants to promote the success of the Group’s business. Under the 2018 share incentive plan, the maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2018 Plan is 9,559,607 ordinary shares, assuming the underwriters do not exercise their over-allotment option. The number of shares reserved for future issuances under the 2018 Plan will be increased by (i) a number equal to 1.0% of the total number of outstanding shares immediately after IPO, or (ii) such number of shares as may be determined by the board of directors, on the first day of each calendar year during the term under 2018 Plan.

During the year ended December 31, 2018 and 2019, the Group granted 6,988,469 and 651,000 share options to certain personnel under the 2018 Plan. The weighted average exercise price of options granted during the years ended December 31, 2018 and 2019 was US$0.35 per share and US$0 per share. During the year ended December 31, 2018 and 2019, the Group has recorded RMB9,523 and RMB32,424 share-based compensation expense for such options, respectively

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with assistance from independent valuation firms. Assumptions used to determine the fair value of share options granted during the years ended December 31, 2017, 2018 and 2019 are summarized in the following table:

	For the years ended December 31,
	2017	2018	2019

Risk-free interest rate	2.2%	2.04%-2.83%	2.14%
Expected volatility	49.0%	36%-52.5%	50.4%
Expected life of option (years)	9.76-10	1-10	10
Expected dividend yield	0.0%	0.0%	0.0%
Fair value per ordinary share	12.56	15.03-16.85	12.65

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

15. SHARE-BASED PAYMENT - CONTINUED

Share options - continued

(iv) Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the contractual term of the options.

(v) Fair value of underlying ordinary shares

During the year ended December 31, 2018 and 2019, the fair value of the underlying ordinary shares is determined based on the closing market price of the share. During the years ended December 31, 2017, the estimated fair value of ordinary shares as of the respective dates was determined based on a retrospective valuation with the assistance of a third party appraiser.

A summary of the stock option activity under the 2015 and 2018 Plan during the year ended December 31, 2019 is included in the table below.

	Options granted Share Number	Weighted average exercise price per option
		US$

Outstanding at January 1, 2019	13,343,230	0.23
Granted	651,000	—
Exercised	(694,735)	0.19
Cancelled and forfeited	(1,253,259)	—
Outstanding at December 31, 2019	12,046,236	0.24

The following table summarizes information regarding the share options as of December 31, 2019:

	December 31, 2019
	Options Number	Weighted- average exercise price per option	Weighted- average remaining exercise contractual life (years)	Aggregate intrinsic value
	US$	US$
Options
Outstanding	12,046,236	0.24	7.45	33,279
Exercisable	6,580,899	0.19	6.55	18,536
Expected to vest	5,465,337	0.31	8.52	14,743

In January 2018, the Group amended and accelerated the vesting schedule of 6,817,372 previously granted options, which became immediately exercisable. The Group recognized the remaining compensation cost immediately for those shares upon the modification.

The total intrinsic value of options exercised during the years ended December 31, 2017, 2018 and 2019 amounted RMB1,695, RMB6,858 and RMB13,608, respectively.

The weighted average grant date fair value of options granted during the year ended December 31, 2017, 2018 and 2019 was RMB11.22, RMB15.12 and RMB12.65 per share, respectively.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

15. SHARE-BASED PAYMENT - CONTINUED

Share options - continued

During the years ended December 31, 2017, 2018 and 2019, the Group recorded share-based compensation expense of RMB4,713, RMB49,972 and RMB33,618 for the options granted under the 2015 Plan and 2018 Plan.

As of December 31, 2019, there was RMB50,041 of unrecognized compensation expenses related to the options.

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

The Group recognized compensation expense over the four-year service period on a straight-line basis. The aggregate fair value of the restricted shares at the grant dates was RMB25,397. The fair values of non-vested shares are measured at the fair value of the Company’s ordinary shares on the grant-date which was RMB5.36 (US$0.84). The total fair value of the vested shares for the years ended December 31, 2017, 2018 and 2019 were RMB6,165, RMB6,165 and RMB2,758, respectively.

As of December 31, 2019, there was nil unrecognized compensation cost.

A summary of the restricted share activity for the year ended December 31, 2017, 2018 and 2019 is presented below:

Restricted Shares

Outstanding at January 1, 2017	3,228,278
Vested	1,150,718
Outstanding at December 31, 2017	2,077,560
Cancelled and forfeited	411,930
Vested	1,150,718
Outstanding at December 31, 2018	514,912
Cancelled and forfeited	—
Vested	514,912
Outstanding at December 31, 2019	—

During the years ended December 31, 2017, 2018 and 2019, the Group recorded compensation expense of RMB6,611, RMB3,992 and RMB118 for the restricted shares, respectively.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

15. SHARE-BASED PAYMENT - CONTINUED

Restricted Stock Units

During the year ended December 31, 2017, 2018 and 2019, the Company granted 1,700,000, 658,056 and 30,000 restricted stock units respectively to employees at an exercise price of US$0 per share. These shares have a vesting period of four years of employment services with the first one-fourth vesting on the first anniversary from grant date, and the remaining three-fourth vesting on an annual basis over a three-year period ending on the fourth anniversary of the grant date. The restricted stock units (“RSU”) are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested shares. In the event a non-vested shareholder’s employment for the Company is terminated for any reason prior to the fourth anniversary of the grant date, the holder’s right to the non-vested shares will terminate effectively. The outstanding restricted stock units shall be forfeited and automatically transferred to and reacquired by the Company at nil consideration.

The Group recognized compensation expense over the four-year service period on a straight-line basis. The aggregate fair value of the restricted stock units at grant dates was RMB42,092. The fair values of non-vested shares are measured at the fair value of the Company’s ordinary shares on the grant-date which were RMB11.38, RMB15.87 and RMB15.71 during the years ended December 31, 2017, 2018 and 2019.

During the years ended December 31, 2017, 2018 and 2019, the Group recorded compensation expense of nil, RMB25,434 and RMB3,598 for the restricted stock units, respectively.

As of December 31, 2019, there was RMB5,688 unrecognized compensation cost related to restricted stock units which is expected to be recognized over a weighted average vesting period of 2.47 years. The weighted average granted fair value of restricted stock units granted during the years ended December 31, 2017, 2018 and 2019 were RMB12.54 per RSU, RMB15.75 per RSU and RMB12.65 per RSU.

A summary of the restricted stock units activity during the year ended December 31, 2019 is presented below:

RSUs

Unvested balance at January 1, 2019	562,913
Granted	30,000
Cancelled and forfeited	—
Vested	5,229
Unvested balance at December 31, 2019	587,684

Total share-based compensation recognized was as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

General and administrative	55,804	87,857	40,684
Research and development	6,983	42,167	11,191
Selling and Marketing	—	4,271	3,198
Cost of revenues	—	414	55
Total stock-based compensation expense	62,787	134,709	55,128

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

16. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB24,539, RMB39,495 and RMB63,799 during the years ended December 31, 2017, 2018 and 2019.

17. NONCONTROLLING INTERESTS

Yunding
RMB

Balance as of January 1, 2018	2,389
Loss attributed to noncontrolling interest shareholders	(3,726)
Balance as of December 31, 2018	(1,337)
Loss attributed to noncontrolling interest shareholders	(1,825)
Balance as of December 31, 2019	(3,162)

18. SEGMENT INFORMATION

The Group is mainly engaged in the business of smart wearable technology development. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer of the Group, who reviews financial information of operating segments when making decisions about allocating resources and assessing performance of the Group. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s CODM. During the years ended December 31, 2017, 2018 and 2019, the Group identified two operating segments. Those segments include Xiaomi Wearable Products and Self-branded products and others. The wearable products segment comprise of sales of Xiaomi-branded products. The self-branded products and others segment comprises of self-branded products. Both Xiaomi Wearable Product and Self-branded products and others have been identified as reportable segments. The Group primarily operates in the PRC and long-lived assets are mostly located in the PRC.

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

18. SEGMENT INFORMATION - CONTINUED

	For the year ended December 31, 2018
	Xiaomi Wearable Products	Self-branded products and others	Total
	RMB	RMB	RMB

Revenues	2,439,534	1,205,801	3,645,335
Cost of revenues	1,883,509	822,376	2,705,885
Gross Profit	556,025	383,425	939,450

	For the year ended December 31, 2019
	Xiaomi Wearable Products	Self-branded products and others	Total
	RMB	RMB	RMB

Revenues	4,193,665	1,618,590	5,812,255
Cost of revenues	3,296,696	1,047,816	4,344,512
Gross Profit	896,969	570,774	1,467,743

The Group does not evaluate its segment on a fully allocated cost basis nor does the Group keeps track of segment assets separately.

19. STATUTORY RESERVES AND RESTRICTED NET ASSETS

PRC legal restrictions permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC subsidiaries must make appropriations from after-tax profit to non-distributable statutory reserve funds as determined by the Board of Directors of the Group. Subject to certain cumulative limits including until the total amount set aside reaches 50% of its registered capital, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end). These reserve funds can only be used for specific purposes and are not distributable as cash dividends. As of December 31, 2015, the Group’s profit appropriation made to the reserve fund reached the maximum required amount of 50% of registered capital and amounted to RMB1,509. Accordingly, no additional profit appropriation during the years ended December 31, 2017 and 2018. During the year ended December 31, 2019, due to the new appropriable profit earned by certain PRC entities in the Group, the Group accrued an additional RMB92 statutory reserve.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The balances of restricted net assets were RMB163,350, RMB153,851 and RMB153,943 as of December 31, 2017, 2018 and 2019, respectively.

20. RELATED PARTY BALANCES AND TRANSACTIONS

Name	Relationship with the Group

Xiaomi Communication Technology Co. Ltd.(“Xiaomi Communication”)	Controlled by one of the Company’s shareholders
Xiaomi Technology Co. Ltd. (“Xiaomi Technology”)	Controlled by one of the Company’s shareholders
Beijing Xiaomi Mobile Software Co. Ltd.(“Xiaomi Mobile”)	Controlled by one of the Company’s shareholders
Guangzhou Xiaomi Information Service Co. Ltd (“Xiaomi Information”)	Controlled by one of the Company’s shareholders
Youpin Information Technology Co. Ltd. (“Youpin Information”, together with Xiaomi Communication, Xiaomi Technology, Xiaomi Mobile, Xiaomi Information as “Xiaomi”)	Controlled by one of the Company’s shareholders
Hefei Huaheng Electronic Technology Co. Ltd. (“Hefei Huaheng”)	Controlled by one of the Company’s shareholders
Hangzhou Yunyou Technology Co. Ltd.(“Hanzhou Yunyou”)	Significant influence by one of the Company’s shareholders

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

20. RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

(1)         Balances:

	As of December 31,
	2018	2019
	RMB	RMB
Amount due from related parties:
Xiaomi Communication (a)	631,204	1,401,015
Youpin Information (a)	—	9,845
Xiaomi Information (a)	9,727	7,669
Xiaomi Technology (a)	7,442	—
Hangzhou Yunyou (b)	5,143	—
Others	2,883	2,641
Total	656,399	1,421,170

	As of December 31,
	2018	2019
	RMB	RMB
Amount due to related parties, current:
Xiaomi Technology(c)	—	(14,186)
Xiaomi Mobile (c)	(10,350)	—
Others	(345)	(583)
Total	(10,695)	(14,769)

(2)         Transactions:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Sales to related parties:
Xiaomi Communication	1,773,595	2,798,824	4,271,135
Xiaomi Information	1,318	17,859	9,870
Xiaomi Technology	2,072	—	—
Others	1,655	312	—
Total	1,778,640	2,816,995	4,281,005

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Others:
Loan provided to related parties (b)	(8,000)	5,143	—
Investments disposed to a related party (d)	22,047	3,061	—
Purchase from related parties (e)	—	—	12,183

(a)         The amount due from Xiaomi represents receivables from the sales of products and services, which includes an unbilled amount of RMB102,687.

(b)         In 2018, the group provided a RMB5,000 loan to Hangzhou Yunyou, with annual interest of 15% and maturing in April 2019. During 2019, the Group evaluated the loan would not be collected and recognized an impairment loss of RMB5,640.

(c)          The amounts due to Xiaomi Mobile and Xiaomi Technology represent the payable for the cloud service received by the Group.

(d)         The Group disposed five long-term investments and one long-term investment to Huaying Fund and recorded RMB284 and RMB31 gain during the years ended December 31, 2017 and 2018, respectively. During 2019, there was no investment disposed by the Group to related parties.

(e)          During 2019, the Group purchased certain intangible assets from Hefei Huaheng which amounted to RMB11,321.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

21. NET INCOME PER SHARE

During the years ended December 31, 2017 and 2018, the Group has determined that its convertible redeemable participating preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. The Group determined that the nonvested restricted shares of the founders are participating securities as the holders of the nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, the Group uses the two class method of computing net loss per share, for ordinary shares, nonvested restricted shares and preferred shares according to the participation rights in undistributed earnings.

However, undistributed loss is only allocated to ordinary shareholders because holders of preferred shares and nonvested restricted shares are not contractually obligated to share losses.

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Basic net income per share calculation Numerator:
Net income for the year attributable to the Company:	167,682	340,046	575,196
Less: Accretion of Series A Shares	3,762	177	—
Less: Accretion of Series B-1 Shares	3,127	368	—
Less: Accretion of Series B-2 Shares	34,382	4,049	—
Less: Deemed dividend to preferred shareholders	—	209,752	—
Less: Undistributed earnings allocated to Series A preferred shareholders	48,753	4,521	—
Less: Undistributed earnings allocated to Series B-1 preferred shareholders	1,361	126	—
Less: Undistributed earnings allocated to Series B-2 preferred shareholders	14,220	1,319	—
Less: Undistributed earnings allocated to participating nonvested restricted shares	15,957	6,244	2,450
Net income attributed to ordinary shareholders for computing net income per ordinary shares—basic	46,120	113,490	572,746
Denominator:
Weighted average ordinary shares outstanding used in computing net income per ordinary shares — basic	67,777,592	211,873,704	243,648,186
Net income per ordinary share attributable to ordinary shareholders—basic	0.68	0.54	2.35
Diluted net income per share calculation
Net income attributable to ordinary shareholders for computing net income per ordinary shares—basic	46,120	113,490	572,746
Add: adjustments to undistributed earnings to participating securities	3,519	648	117
Net income attributed to ordinary shareholders for computing net income per ordinary shares—basic	49,639	114,138	572,863
Denominator:
Weighted average ordinary shares basic outstanding	67,777,592	211,873,704	243,648,186
Effect of potentially diluted stock options, restricted stocks and RSUs	8,514,309	13,160,946	12,310,986
Weighted average ordinary shares outstanding used in computing net income per ordinary shares—dilute	76,291,901	225,034,650	255,959,172
Net income per ordinary share attributable to ordinary shareholders—diluted	0.65	0.51	2.24

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

21. NET INCOME PER SHARE - CONTINUED

For the year ended December 31, 2017, 2018 and 2019, the following shares outstanding were excluded from the calculation of diluted net income per ordinary shares, as their inclusion would have been anti-dilutive for the year presented:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Shares issuable upon exercise of share options, restricted stocks and RSUs	12,683,366	705,407	294,352
Shares issuable upon vesting of nonvested restricted shares	23,450,173	11,657,620	1,042,234
Shares issuable upon conversion of Series A shares	71,641,792	—	—
Shares issuable upon conversion of Series B-1 shares	2,000,000	—	—
Shares issuable upon conversion of Series B-2 shares	20,895,523	—	—

22. LEASES

The Group’s leases consist of operating leases for administrative office spaces in different cities in the PRC and Overseas. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group choose to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2019, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2019, the Group has entered into a lease that have not yet commenced with future lease payments of RMB79,828. The lease will commence in fiscal year 2020 with lease term of 5 years.

The following table represents lease costs recognized in the Group’s Consolidated Statements of Operation for the year ended December 31, 2019. Lease costs are included in selling, general and administrative expense and research and development expense on the Group’s Consolidated Statements of Operations.

For the years ended December 31,
2019
RMB

Operating lease cost(1)	30,788
Sublease income	(1,382)
Total lease cost	29,406

(1)       Operating lease cost includes short-term lease costs, which was not material in the period presented.

Prior to the adoption of the new lease standard, lease expense for the years ended December 31, 2017 and 2018 were RMB6,741 and RMB11,423, respectively.

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

22. LEASES - CONTINUED

The following table represents the components of leases that are recognized on the Group’s Consolidated Balance Sheets as of December 31, 2019.

For the years ended December 31,
2019
RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	26,733
Non-cash Right-of-use assets in exchange for new lease liabilities:
Operating leases	112,513
Weighted average remaining lease term
Operating leases	3.76 years
Weighted average discount rate
Operating leases	5.21%

The following is a maturity analysis of the annual undiscounted cash flows for the year ending December 31:

Year ending December 31,	RMB

2020	33,928
2021	29,174
2022	23,545
2023	23,703
2024	11,893
Total lease payments	122,243
Less: imputed interest	13,084
Present value of lease liabilities	109,159

Future minimum payments under non-cancellable operating leases related to offices consisted of the following at December 31, 2018:

RMB

2019	16,333
2020	6,648
2021 and after	3,171
Total	26,152

HUAMI CORPORATION

NOTES TO THE CONSOLIDATED STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

23. SUBSEQUENT EVENT

New Bank Borrowing loans

Subsequent to 2019 year-end, the Group borrowed approximately RMB882 million in different currencies from several commercial banks. These bank loans are with one year maturity and weighted average interest rate of 3.33%, and will be used for the daily operations of the Group.

Outbreak of 2019 Novel Coronavirus (“COVID-19”)

Started in late January 2020, COVID-19 was rapidly evolving in China and later globally. Reacting to the outbreak, counter-measures were put in place by the authorities which include travel restrictions. The Group made temporary closures of its offices and most employees worked remotely away from the office. The suppliers of the Group experienced low manufacturing capacity in January and February 2020, and the manufacturing facilities have still been in ramp-up to its full capacity since March 2020. Considering the future developments of the outbreak, both in China and globally, are highly uncertain and cannot be predicted at the current stage, the Group estimates a decrease in demand for smart wearable products, both in China and overseas.  The decrease, may adversely affect business and financial performance of 2020 and beyond, the extent of which will depend on future developments both in China and globally, which are highly uncertain and cannot be predicted at this stage.

HUAMI CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB” and U.S. dollars (“US$”))

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2018	2019	2019
	RMB	RMB	US$
			(Note2)
Assets
Current assets:
Cash and cash equivalents	458,371	398,604	57,256
Term deposit	96,969	—	—
Prepaid expenses and other current assets	3,782	402	58
Amount due from related parties	314,658	533,449	76,625
Total current assets	873,780	932,455	133,939
Investments in subsidiaries	963,064	1,594,844	229,085
Total assets	1,836,844	2,527,299	363,024
Liabilities
Current liabilities:
Accrued expense and other current liabilities	4,564	166	24
Amount due to related parties	21,365	26,383	3,790
Total current liabilities	25,929	26,549	3,814
Total liabilities	25,929	26,549	3,814
Equity
Class A Ordinary shares (US$0.0001 par value; 9,800,000,000 and 9,800,000,000 shares authorized as of December 31, 2018 and 2019; 57,303,093 and 91,459,708 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	36	57	8
Class B Ordinary shares(US$0.0001 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2018 and 2019; 184,376,679 and 156,060,279 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	115	98	14
Additional paid-in capital	1,373,577	1,478,902	212,431
Accumulated retained earnings	340,046	910,612	130,801
Accumulated other comprehensive income	97,141	111,081	15,956
Total equity	1,810,915	2,500,750	359,210
Total liabilities and equity	1,836,844	2,527,299	363,024

The accompanying notes are an integral part of these condensed consolidated financial statements.

HUAMI CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB” and U.S. dollars (“US$”))

except for number of shares and per share data, or otherwise noted)

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note2)

Cost	—	414	55	8
Gross profit	—	414	55	8
Operating expenses:
Selling and marketing	—	4,271	3,198	459
General and administrative expenses	57,898	99,881	50,572	7,264
Research and development	6,984	42,167	11,191	1,607
Total operating expenses	64,882	146,319	64,961	9,330
Operating loss	(64,882)	(146,733)	(65,016)	(9,338)
Interest Income	—	2,185	6,868	987
Other loss	—	—	(699)	(100)
Equity in earnings of subsidiaries and VIEs	232,564	484,594	634,043	91,073
Net income	167,682	340,046	575,196	82,622

The accompanying notes are an integral part of these condensed consolidated financial statements.

HUAMI CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB” and U.S. dollars (“US$”))

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2017	2018	2019	2018
	RMB	RMB	RMB	US$
				(Note2)

Net income	167,682	340,046	575,196	82,622
Other comprehensive income, net of tax
Foreign currency translation adjustment	(3,175)	75,041	13,940	2,002
Unrealized gain on available-for-sale investments and others, (net of tax effect of 1,554, RMB nil and nil for years ended December 31, 2017, 2018 and 2019, respectively)	9,484	—	—	—
Comprehensive income attributable to Huami Corporation	173,991	415,087	589,136	84,624

The accompanying notes are an integral part of these condensed consolidated financial statements.

HUAMI CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOW

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except share and share related data, or otherwise noted)

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note2)
Cash Flow from Operating Activities
Net income	167,682	340,046	575,196	82,622
Equity in earnings of subsidiaries	(232,564)	(484,594)	(634,043)	(91,073)
Share-based compensation	62,787	134,709	55,128	7,918
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(14,284)	8,625	2,373	341
Accrued expense and other current liabilities	10,043	(5,507)	(4,436)	(637)
Amount due to a related party	(8,500)	4,489	5,018	721
Net Cash used in Operating Activities	(14,836)	(2,232)	(764)	(108)
Cash Flow from Investing Activities
Amount due from related parties	21,646	(196,158)	(218,791)	(31,427)
Investment in subsidiaries	(9,772)	(10,056)	2,263	325
Purchase of term deposits	—	(385,028)	—	—
Maturity of term deposits	—	288,771	96,969	13,929
Proceed received from loan to third parties	—	3,578	1,007	145
Loans provided to third party	—	(2,406)	—	—
Net Cash provided (used in) by Investing Activities	11,874	(301,299)	(118,552)	(17,028)
Cash Flow from Financing Activities
Net proceeds from initial public offering	—	657,062	—	—
Exercise of share options	89	3,486	933	134
Payment for repurchase of ordinary shares	—	(8,157)	—	—
Net proceeds from the second offering	—	—	49,214	7,069
Deemed Dividend to shareholders	—	—	(4,538)	(652)
Net Cash provided by Financing Activities	89	652,391	45,609	6,551
Net increase/(decrease) in cash and cash equivalent	(2,873)	348,860	(73,707)	(10,585)
Effect of exchange rate changes	(3,175)	75,041	13,940	2,002
Cash and cash equivalents at beginning of the year	40,518	34,470	458,371	65,839
Cash and cash equivalents at end of the year	34,470	458,371	398,604	57,256

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

2. CONVENIENCE TRANSLATION

Translations of balances in condensed financial information of parent company balance sheets, statements of operations statements of comprehensive income and statements of cash flows from RMB into US$ as of and during the year ended December 31, 2019 is solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9618, representing the rate as certified by the statistical release of the Federal Reserve Board of United States on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollar at that rate on December 31, 2019, or at any other rate

3. INVESTMENTS IN SUBSIDIARIES AND VIEs

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