Form 20-F
period 2020-12-31
Zepp Health Corp
filed 2021-04-19
CIK 1720446

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . . . . .

For the transition period from                      to

Commission file number: 001-38369

ZEPP HEALTH CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Huami Global Innovation Center

Building B2, Zhong’an Chuanggu Technology Park

No. 900 Wangjiang West Road

Hefei, 230088

People’s Republic of China

(Address of Principal Executive Offices)

Leon Cheng Deng, Chief Financial Officer

Huami Global Innovation Center

Building B2, Zhong’an Chuanggu Technology Park

No. 900 Wangjiang West Road

Hefei, 230088

People’s Republic of China

Phone: +86 010 5940 3268

Email: ir@zepp.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American depositary shares (each representing four Class A ordinary shares Class A ordinary shares, par value US$0.0001 per share) Class A ordinary shares, par value US$0.0001 per share*	ZEPP	New York Stock Exchange

*Not for trading, but only in connection with the listing of the American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2020, there were (i) 128,736,916 Class A ordinary shares issued and outstanding, par value US$0.0001 per share (excluding the 3,474,604 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2015 Share Incentive Plan and the 2018 Share Incentive Plan), and (ii) 121,408,247 Class B ordinary shares issued and outstanding, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes   ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes   ☒  No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark whether the registrant has fi led a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐
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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, in this annual report on Form 20-F:

●	“ADSs” refer to our American depositary shares, each of which represents four Class A ordinary shares;

●	“ADRs” refer to the American depositary receipts that evidence our ADSs;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

●	“Class A ordinary shares” refer to our class A ordinary shares, par value US$0.0001 per share;

●	“Class B ordinary shares” refer to our class B ordinary shares, par value US$0.0001 per share;

●	“Memorandum and Articles” refer to the second amended and restated memorandum of association and articles of association adopted by a special resolution passed on January 12, 2018 and effective on February 12, 2018;

●	“Mobile App MAUs” refer to monthly active users of our mobile apps, which are represented by the number of accounts that have been logged into on our mobile apps during a given calendar month. The numbers of our Mobile App MAUs are calculated using internal company data that have not been independently verified. It is possible that some users may have set up more than one account;

●	“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.0001 per share;

●	“Our platform” refers to the products and mobile apps that we provide to users and platform partners;

●	“our VIEs” refer to Anhui Huami Information Technology Co., Ltd., a company incorporated in the PRC, and Huami (Beijing) Information Technology Co., Ltd., a company incorporated in the PRC;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“Shunyuan Kaihua” or “our WFOE” refers to Beijing Shunyuan Kaihua Technology Co., Ltd., a wholly owned foreign enterprise incorporated with limited liability in the PRC;

●	“US$,” “U.S. dollars,” “$,” or “dollars” refer to the legal currency of the United States;

●	“Xiaomi” refers to Xiaomi Corporation, of which we have been a major partner to design and manufacture Xiaomi Wearable Products;

●	“Xiaomi Wearable Products” refer to Xiaomi-branded smart bands, watches (excluding children watches and quartz watches), scales and associated accessories; and

●	“Zepp,” “we,” “us,” “our company” or “our” refer to Zepp Health Corporation, our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	the expected growth of the smart wearable devices industry;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships Xiaomi, our other distributors, customers, contract manufacturers, component suppliers, strategic partners and other stakeholders;

●	competition in our industry; and

●	relevant government policies and regulations relating to our industry.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

PART I

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

A.           Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operating data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operating data for the years ended December 31, 2016 and 2017, the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and selected consolidated cash flow data for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Selected Consolidated Statements of Operating Data:
Revenues(1)	1,556,476	2,048,896	3,645,335	5,812,255	6,433,363	985,956
Cost of revenues(2)	1,280,324	1,554,194	2,705,885	4,344,512	5,100,698	781,716
Gross profit	276,152	494,702	939,450	1,467,743	1,332,665	204,240
Operating expenses:
Research and development expenses(3)	132,304	153,827	263,220	430,822	538,009	82,453
General and administrative expenses(3)	102,644	114,880	213,973	248,462	261,805	40,123
Selling and marketing expenses(3)	27,821	44,026	96,538	181,975	358,655	54,966
Total operating expenses	262,769	312,733	573,731	861,259	1,158,469	177,542
Operating income	13,383	181,969	365,719	606,484	174,196	26,698
Other income and expenses:
Realized gain from investments	—	2,373	261	1,822	—	—
Gain from deconsolidation of a subsidiary	—	—	—	—	56,522	8,663
Interest income	754	3,003	11,595	33,478	46,118	7,068
Gain from fair value change of long-term investments	—	—	7,860	—	12,325	1,888
Impairment loss from long-term investments	—	—	(7,590)	(2,600)	—	—
Other income/(loss), net	14,726	4,555	8,768	13,186	(23,552)	(3,610)
Income before income tax	28,863	191,900	386,613	652,370	265,609	40,707
Provision for income taxes	(3,088)	(27,611)	(52,036)	(77,887)	(31,154)	(4,775)
Income before income/(loss) from equity method investments	25,775	164,289	334,577	574,483	234,455	35,932
(Loss)/income from equity method investments	(1,829)	2,806	1,743	(1,112)	(4,749)	(728)
Net income	23,946	167,095	336,320	573,371	229,706	35,204
Less: net (loss)/income attributable to non-controlling interest	—	(587)	(3,726)	(1,825)	953	146
Net income attributable to Zepp Health Corporation	23,946	167,682	340,046	575,196	228,753	35,058
Net (loss)/income per share attributable to ordinary shareholders of Zepp Health Corporation:
Basic (loss)/income per ordinary share	(0.22)	0.68	0.54	2.35	0.92	0.14
Diluted (loss)/income per ordinary share	(0.22)	0.65	0.51	2.24	0.88	0.13

Notes:

(1)	Includes RMB1,449.9 million, RMB1,778.6 million, RMB2,817.0 million, RMB4,281.0 million and RMB4,449.8 million (US$682.0 million) with related parties for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, respectively.

(2)	Includes RMB1,198.3 million, RMB1,355.5 million, RMB2,141.1 million, RMB3,342.1 million and RMB3,713.5 million (US$569.1 million) with related parties for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, respectively.

(3)	Share-based compensation expenses were included in operating expenses. Our share-based compensation expenses were the result of (i) our grants of options, restricted shares and restricted share units under our share incentive plans to our employees, and (ii) the share restriction agreements entered into among our founders and our preferred shareholders in relation to our private financing transactions in January 2014 and April 2015. For the years ended December 31, 2016, 2017, 2018, 2019 and 2020, we recorded share-based compensation expenses of RMB50.8 million, RMB51.5 million, RMB55.3 million, RMB17.8 million and nil, respectively, in relation to the vesting of the restricted shares of our founders under the share restriction agreements.

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December, 31
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	153,152	366,336	1,441,802	1,803,117	2,273,349	348,406
Accounts receivable (net of allowance of nil, nil and nil as of December 31, 2018, 2019 and 2020, respectively)	19,707	32,867	58,925	188,940	298,038	45,676
Amount due from related parties (net of allowance of nil, nil and nil as of December 31, 2018, 2019 and 2020, respectively)	476,698	578,454	656,399	1,421,170	860,213	131,833
Inventories	192,372	249,735	484,622	893,806	1,217,537	186,596
Non-current assets:
Property, plant and equipment, net	10,801	28,755	40,042	64,350	124,619	19,099
Total assets	972,896	1,465,517	3,258,481	5,174,743	5,903,719	904,785
Current liabilities:
Accounts payable	524,072	707,782	1,064,106	1,999,951	1,951,335	299,055
Short-term bank borrowings	10,000	30,000	20,000	—	504,671	77,344
Total liabilities	634,370	887,735	1,448,903	2,677,155	3,173,461	486,353
Total liabilities, mezzanine equity and equity	972,896	1,465,517	3,258,481	5,174,743	5,903,719	904,785

The following table presents our selected cash flows for the years indicated.

	Years Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	17,266	238,336	707,605	427,999	157,302	24,107
Net cash used in investing activities	(99,387)	(38,881)	(324,841)	(112,703)	(206,880)	(31,705)
Net cash provided by financing activities	10,024	20,089	639,170	25,609	564,671	86,539
Net (decrease)/increase in cash and cash equivalents	(72,097)	219,544	1,021,934	340,905	515,093	78,941
Exchange rate effect on cash and cash equivalents	5,262	(3,175)	60,357	11,274	(43,334)	(6,641)
Cash, cash equivalents and restricted cash at the beginning of year	219,987	153,152	369,521	1,451,812	1,803,991	276,474
Cash, cash equivalents and restricted cash at end of year	153,152	369,521	1,451,812	1,803,991	2,275,750	348,774

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

Xiaomi is the sole customer and distribution channel for all Xiaomi Wearable Products, and it held 14.2% of our total outstanding shares as of March 31, 2021. For the years ended December 31, 2018, 2019 and 2020, sales of Xiaomi Wearable Products contributed 66.9%, 72.2% and 69.0% of our revenues, respectively.

We entered into a strategic cooperation agreement with Xiaomi in October 2017, which grants us the most-preferred-partner status globally to develop future Xiaomi Wearable Products. In October 2020, we extended the strategic cooperation agreement with Xiaomi for three years, which will end in October 2023. The renewed agreement deepened our cooperation with Xiaomi by reinstating our most-preferred-partner status globally to develop future Xiaomi Wearable Products, and expanding our most-preferred-partner status to each other to the research and development of AI-chips and algorithms for wearable devices. This strategic cooperation agreement can be terminated by Xiaomi and we can therefore lose the most-preferred-partner status if we fail to meet the various requirements set out in the agreement, such as requirements on product launching timetable, product quality and annual sales target of Xiaomi Wearable Products. In addition, Xiaomi has the option to develop by itself or engage other companies to develop similar and competing products, if such companies can offer better terms and services than we do—for example such companies may ask for less profit sharing or less intellectual property rights from their cooperation with Xiaomi. If for any reason, we cannot maintain our cooperation relationship with Xiaomi or renew the strategic cooperation agreement with terms equally favorable to us as compared to those in the existing agreement, our business and operation results may be materially and adversely affected. For more details of the strategic cooperation agreement with Xiaomi, including under what circumstances it can be early terminated, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transaction—Our Relationship with Xiaomi—Strategic Cooperation Agreement.”

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

In addition, Xiaomi sells a broad spectrum of electronic products through its online and offline channels. We cannot assure you that our products can always receive the same level of attention and promotion efforts from Xiaomi as they have been so far receiving. In the event that Xiaomi dedicates less resources in promoting and selling our products, our revenue may decrease as well. If we lose Xiaomi as our customer or distribution channel for any reason, we will need to build a larger distribution network on our own, which can be time and resource consuming, and there is no assurance that we can achieve that in an effective and efficient manner, or at all. In November 2019, Xiaomi launched its own smart watch product, the Xiaomi Mi Watch series. We believe this launch has, to some extent, diluted potential buyers’ attention to the products we designed and manufactured for Xiaomi and our self-branded watches, and we expect the dilution to continue, which negatively affects our sales performance and in turn, our results of operations.

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

Furthermore, in January 2021, the U.S. Defense Department added nine Chinese firms, including Xiaomi, to a list of companies the agency claims are owned or controlled by China's military. Businesses on the list are subject to harsh restrictions, including a ban on American investment. Although Xiaomi was removed from the list by a preliminary injunction in March 2021, the ultimate result is still uncertain and there can be restrictions on Xiaomi's overseas business, and could potentially negatively affect our Xiaomi Wearable Products business. As of the date of this annual report, this change has no significant impact to our business but we cannot guarantee that this change will not pose negative impact on our business.

If we fail to successfully and timely develop and commercialize new products, services and technologies, our operating results may be materially and adversely affected.

Historically, sales of smart bands and watches contributed a significant majority of our revenues and our growth has been influenced by our product launches and product cycle. In particular, sales of our smart band products and watches (including Xiaomi-, Amazfit- and Zepp-branded products) contributed 90.7%, 91.8% and 88.0% of our total revenues in the years ended December 31, 2018, 2019 and 2020, respectively. Our future growth depends on whether we can continually develop and introduce new generations of our existing product lines and new forms of smart wearable technology with enhanced functionalities and value-added services in a timely manner. This is particularly important in the current industry landscape where technology and consumer preference evolve constantly and rapidly, which may cause our existing products to reach the end of their lifecycles prematurely and require us to introduce new products with enhanced functionalities to sustain our growth. Our capability to roll out new or enhanced products and services in turn depend on a number of factors, including timely and successful research and development efforts by us as well as our suppliers to bring cutting-edge technologies to the market, quality control of service provision and product manufacturing and the effectiveness of our distribution channels. Pursuant to our strategic cooperation agreement with Xiaomi, we are also required to consult Xiaomi regarding the product launch timetable for Xiaomi Wearable Products. If we are unable to commercialize appealing new products, functionalities, services or innovative technologies leveraging our data in a timely manner and introduce them to consumers at attractive price points compared to our existing products and competing products, or our new products, services or technologies are not accepted or adopted by consumers, our competitors may increase their market share, which could adversely impact our operating results. In addition, the research and development of new or enhanced products and services can be complex and costly. Given the complexity, we could experience delays in completing the development and introduction of new and enhanced services and products in the future. Our research and development effort may not yield the benefits we expect to achieve at all after we dedicate our time and resources into it.

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

We offer a number of products and services and compete with a variety of competitors. For example, the smart wearables market has a multitude of participants, including consumer electronics companies specialized in smart wearable technology, such as Fitbit and Garmin; large, broad-based consumer electronics companies that either compete in our market or adjacent markets, or have announced plans to do so, such as Huawei, Apple, Samsung and Xiaomi; traditional health and fitness companies and traditional watch companies. We also face competition from local providers of similar products in the various regions and countries where our products are distributed. As we are rolling out more self-branded smart wearables, we face increasing competition from not only other participants in the industry, but also products under the Xiaomi brand. Intensified competition may result in pricing pressures and reduced profit margins and may impede our ability to continue to increase the sales of our products or cause us to lose market share, any of which could substantially harm our results of operations.

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

Consumer preferences in smart wearable devices are changing rapidly and difficult to predict. Consumers may decide not to purchase our products and services as their preferences shift to different types or designs of smart wearable devices, or even move away from these categories of products and services altogether. In particular, new technologies might bring about industry-wide impacts and make the category of smart bands and watches less appealing or obsolete. In addition, our new products and services with additional features have higher prices than many of our earlier products, which may not appeal to as large consumer base as before. Accordingly, if we fail to anticipate and satisfy consumer preferences in a timely manner, or if it is perceived that our future products and services will not satisfy consumer preferences, our business may be adversely affected.

In addition, as the smart wearable technology continues to develop, the functions of smart bands and smart watches may converge, which in turn may cause our smart band product lines to compete with our smart watch product lines and inhibit our future growth.

Our future success depends on our ability to promote our own brands and protect our reputation. The failure to establish and promote our brands, including Amazfit and Zepp, and any damage to our reputation will hinder our growth.

Since September 2015, we have begun to use the brand “Amazfit” to sell our products that are not designed and manufactured for Xiaomi to address the middle to high-end market. In August 2020, we introduced a new brand name, “Zepp” for our self-branded products. We believe the strategy to establish and promote our own brand is crucial to our future success as it expands our addressable market and gives us more flexibility in terms of pricing, distribution and marketing compared to our cooperation with Xiaomi on Xiaomi Wearable Products. We have invested, and will need to continue to dedicate, significant time, efforts and resources to build our own brand recognition. Shipments of our self-branded products have increased from approximately 3.9 million units in 2019 to approximately 4.7 million units in 2020. For the year ended December 31, 2020, revenues from our self-branded products and others segment, substantially all of which was from the sales of our self-branded products, were RMB1,995.3 million (US$305.8 million), representing 31.0% of our total revenues. However, we cannot guarantee that the shipment of our self-branded products will continue to grow, or that our promotion efforts will ultimately be successful, as it involves numerous factors including the effectiveness of our marketing efforts, our ability to provide consistent, high quality products and services, and our consumers’ satisfaction with the technical support and software updates we provide.

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

All of the components and raw materials used to produce our products are sourced from third-party suppliers, and some of these components are sourced from a limited number of or a single supplier. Therefore, we are subject to risks of shortages or discontinuation in supply, long lead time, cost increases and quality control issues given the limited sources of suppliers. In addition, some of our suppliers may have more established relationships with our competitors, and as a result of such relationships, such suppliers may choose to limit or terminate their relationship with us or prioritize our competitors’ orders in the case of supply shortages. We have in the past experienced and may in the future experience component shortages. For example, we experienced component shortages and longer lead time for components such as PPG (photoplethysmography) sensors in 2018, due to higher than expected demand for Xiaomi Wearable Products and our smart watches product lines. We also expect there may be a cost increase in source materials and shortage in chips with respect to BLE system-on-chip products. In addition, as many of electronics component suppliers are concentrated in East and Southeast Asia, there have been industry-wide conditions, health crisis, natural disasters and global events in the past that have caused material shortages for components, such as a shortage of flash memory in 2011 in aftermath of the tragic earthquake and tsunami in Japan. Starting from the second quarter of 2020, we have been experiencing components shortages and longer lead time for display driver integrated circuits, power management integrated circuits and near field communication integrated circuits, because the COVID-19 pandemic affected the countries and regions where these components are produced. We cannot guarantee that such component shortage will be resolved in the near future, the failure of which may materially and adversely affect our business, results of operations and financial performance.

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

We collect, store, process and use personal information and other user data, which subjects us to laws, governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches or our actual or perceived failure to comply with such legal obligations could harm our brand and business.

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

We may fail to own or apply for key trademarks or patents on important products, services, technologies or designs in a timely fashion, or at all, both in China and overseas. We have registered and applied to register trademarks and service marks, including but not limited to “Amazfit”, “ZEPP”, and “华米” in China and foreign jurisdictions. We may not be able to adequately protect our trademarks and service marks, and our competitors and others may successfully challenge the validity and/or enforceability of our trademarks and service marks and other intellectual property. Additionally, we may be prohibited from entering into certain new markets due to restrictions surrounding competitors’ trademarks. For example, our company name in Chinese characters, “华米”, has been registered as a trademark by a company unaffiliated to us in certain trademark categories in China. Furthermore, the “华米” trademark in several other trademark categories—which is contractually owned jointly by Xiaomi and us—is currently registered under the name of Xiaomi alone. Xiaomi is in the process of transferring its title to us pursuant to the relevant agreement. However, in the event that the transfer process is not completed as planned, we will not be able to use “华米” as a trademark in these additional categories as well.

It may be possible, in jurisdictions where the status of various applications is pending, unclear, challenged or rejected, for a third-party owner of the national trademark registration for a similar mark to prohibit the manufacture, sale or exportation of our products in or from that country. Failure to register our trademarks or purchase or license the right to use our trademarks or logos in these countries could limit our ability to obtain supplies from, or manufacture in, less costly markets or penetrate new markets should our business plan include selling our products in those countries. Additionally, we may receive from time to time letters alleging infringement of patents, trademarks or other intellectual property rights by us.

Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operation consequences.

We depend on our information technology systems, as well as those of third parties, to develop new products and services, operate our platform, host and manage our services, store data, process transactions, respond to user inquiries, and manage inventory and our supply chain. Any material disruption or slowdown of our systems or those of third parties whom we depend upon, including a disruption or slowdown caused by our failure to successfully manage significant increases in user volume, could cause outages or delays in our services, particularly in the form of interruption of services delivered by our mobile applications, which could harm our brand and adversely affect our operating results. We rely on cloud servers maintained by cloud service providers to store our data, and the majority of the data we collected are hosted at Xiaomi’s cloud servers. We have completed the process of transferring our data to the Amazon Web Services in 2020, except for the data in Russia. Problems with our cloud service providers or the telecommunications network providers with whom they contract could adversely affect the experience of our users. We cannot guarantee that our cloud service providers will provide us with continuously uninterrupted services. Any change in service levels at our cloud servers or any errors, defects, disruptions, or other performance problems with our platform could harm our brand and may damage the data of our users. If changes in technology cause our information systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users and our business and operating results could be adversely affected.

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

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms are under increased public scrutiny. As smart wearable and AI technologies continue to evolve, we believe that increased regulation by the PRC government of data privacy on the internet is likely. We may become subject to new laws and regulations applying to the collection, processing or use of personal or user information that could affect how we store, process and share data with our users and partners. For example, the State Administration for Market Regulation and the Standardization Administration of China jointly issued the Standard of Information Security Technology—Personal Information Security Specification, which has come into effect in May 2018 and was further amended in March 2020. Pursuant to this standard, personal data controllers, i.e., entities or persons who are authorized to determine the purposes and methods for using and processing personal information, should collect information in accordance with the principles of legality and minimization and should also obtain a consent from the information provider. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation jointly promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. Moreover, regulatory authorities in China have recently increased their supervision on the collection and use of personal information over mobile applications. In December 2019, a notice from a governmental authority was informally forwarded to us, stating that the authority had observed inconvenient operation for users to cancel information pushing and their accounts of one of our apps, which might interfere with users’ exercising of their user right. The notice required us to make rectification or raise an objection and make a defense within a prescribed time limit. In order to optimize user experience of our app, we waived the right to make a defense, and immediately adjusted our privacy policies and offered easier cancellation procedures for users to exercise their rights more conveniently in accordance with the relevant personal information protection laws and regulations within such prescribed time limit. In October 2020, we also received a notice from a governmental authority to make rectification on our app to avoid collecting certain information and we have passed the examination after rectification. We cannot assure you that similar incident will not occur in the future. Any of these incidents may adversely affect our brand and reputation, consume our managerial resources, result in potential liability of us or administrative measures being enforced on us, or otherwise harm our business. In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the United States, Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. The GDPR requires submission of personal data breach notifications to designated European privacy regulator in each country our products are distributed in, and includes significant penalties for non-compliance with the notification obligation as well as other requirements of the regulation.

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

We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. For each product we develop, we gather personnel from product team, research and development team, security team and legal team to thoroughly assess the privacy risks related to the product. We review the character, potential and defined sales areas, types of personal data to be collected, related purpose for data collection and other aspects of each product to ensure compliance with applicable laws and regulations, including GDPR and CCPA regulations. For upgraded services and additional functions to be added to established products, we go through the same procedures. However, we cannot guarantee that our efforts will be effective or sufficient. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR and the Committee on Foreign Investment in the United States) and regulations can be costly. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and the misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, damage our reputation and credibility and could have a negative impact on revenues and profits.

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

Our products have international versions that are manufactured for sales and distribution in overseas markets. The shipment volume of international versions of our products, as a percentage of our total shipment volume, increased from 44.2% in 2018 to 51.6% in 2019, and further to 54.1% in 2020. International expansion represents a large opportunity to further grow our business and enhance our competitive position, and is one of our core strategies.

We may enter into new geographic markets where we have limited or no experience in marketing, selling, and localizing and deploying our products. International expansion has required and will continue to require us to invest significant capital and other resources and our efforts may not be successful. International sales and operations may be subject to risks such as:

●	limited brand recognition (compared with our home market in China);

●	costs associated with establishing new distribution networks;

●	foreign consumers’ preferences and customs;

●	difficulties in staffing and managing foreign operations;

●	burdens of complying with a wide variety of local laws and regulations, including packaging and labeling;

●	adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;

●	political and economic instability;

●	trade restrictions, including sanction-related restrictions;

●	differing employment practices and laws and labor disruptions;

●	the imposition of government controls;

●	lesser degrees of intellectual property protection;

●	tariffs and customs duties and the classifications of our goods by applicable governmental bodies; and

●	a legal system subject to undue influence or corruption.

The occurrence of any of these risks could negatively affect our international business and consequently our business and operating results. In addition, the concern over these risks may also prevent us from entering into or releasing certain of our products in certain markets.

We had in the past relied on Xiaomi’s brand recognition and distribution channels in markets outside China. In 2019, we explored domestic and international sales and marketing channels for our Amazfit products on our own, and we plan to keep doing so in the foreseeable future. In August 2020, we launched premium smart watches under our own “Zepp” brand. We have incurred expenses on a variety of different sales and marketing efforts designed to enhance our brand recognition and increase sales of our Amazfit and Zepp products. Our marketing and branding activities may not achieve anticipated results. If we fail to enhance our marketing approaches and experiment with new marketing methods, or fail to do so in a cost-effective manner, our expansion efforts will be hindered.

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

Furthermore, levels of warranty claims or estimated costs of warranty claims might materially affect our gross margins and operating results. Any failure to detect, prevent, or fix defects, or an increase in defects could result in a variety of consequences, including a greater number of returns and replacement of products than expected from Xiaomi for Xiaomi Wearable Products, or from end users for our Amazfit and Zepp products. This will lead to increases in warranty costs, regulatory proceedings and product recalls, which could harm not only our revenue and operating results, but also our brand name. We currently offer a standard product warranty that the product will operate under normal use. For products that are sold to Xiaomi pursuant to our business cooperation agreement with Xiaomi, we offer an 18-month warranty which includes a six-month warranty to Xiaomi and an additional 12-month warranty to end-users. For products sold directly to end users, the warranty period is 12 months to end users. We generally elect to replace the defective products covered under the warranty. At the time revenue is recognized, an estimate of warranty costs in relation to the products sold is recorded as a component of cost of revenues. Therefore, the occurrence of real or perceived quality problems or material defects in our current and future products could expose us to warranty claims in excess of our current reserves. If we experience greater returns or replacement of defective products from Xiaomi or end users, or greater warranty claims, in excess of our reserves, our brand name could suffer, and our business, revenue, gross margin, and operating results could be harmed.

Our business, financial condition and results of operations have been, and may continue to be, adversely affected by the COVID-19 pandemic.

The ongoing COVID-19 pandemic has restricted general commercial activities in affected regions and resulted in reduced business volume. It also caused temporary closures of our offices and limited access by our employees to certain warehouses and logistics centers in early 2020. The number of our products manufactured reduced in January and February 2020 as our contracted manufacturing facilities were temporarily shut down, and the manufacturing facilities had been in ramp-up to its full capacity starting from March 2020. We witnessed a decrease in demand than our expectation for smart wearable products, both in China and overseas, which negatively affected our sales performance. In addition, we implemented short-term measures for employees to work remotely from home at the beginning of 2020. Even though the restrictions in China is loosen and our business is currently operational, our operational efficiency had been adversely affected by the COVID-19 pandemic due to decreased productivity of our workforce as a result of work from home measures at the beginning of 2020 and the necessity to comply with various disease control protocols in our business facilities. Due to the uncertainties of the future development of the pandemic in Mainland China, where we operate substantially all of our business, we cannot guarantee that such disruption will not occur again in the future.

The global spread of COVID-19 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be predicted. The worldwide pandemic has not only adversely affect our sales performance overseas, but also led to components and raw materials shortages as we source those from south east Asia, Europe and other areas around the world. While we experienced a rebound on retail sales and growth of device activations in most of the markets during the third quarter, a resurgence of COVID-19 cases widely around the world, including the U.S., many European countries, Russia, and Japan, had a negative impact on our business performance in the fourth quarter, resulting in production delays that affected inventory availability for some new products. We have been actively seeking alternative sources of components and raw materials since the third quarter of 2020 to address the shortage, and have reached agreement on the provision of components and raw materials with certain China local suppliers. However, we cannot guarantee that our manufacturing capabilities and sales performance will not continue to be negatively affected by the COVID-19 pandemic.

Furthermore, some of the companies we have invested in have suffered from the temporary closure of offices and facilities and the downturn of the macroeconomy resulted from the COVID-19 pandemic. Consequently, we may not receive investment returns as expected, and may lose part or all of our investment in these companies.

On the flip side, we have received subsidies and exemptions of social insurance contribution obligation as a part of Chinese government’s relief effort to companies affected by the pandemic. Goverment’s supports to the business world may not continue while adverse COVID-19 pandemic effects ease.

The duration of such business disruption, the extent of reduced sales and financial impact cannot be reasonably estimated at this time. Beginning in the second fiscal quarter of fiscal year 2020, we experienced continued recovery and growth. However, the COVID-19 pandemic may negatively affect our financial results for the fiscal year of 2021, maybe even beyond. Moreover, a second wave or a similar COVID-19 outbreak may occur. The extent to which this pandemic impacts our results will depend on future developments, both in China and globally, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this pandemic and the actions to contain this pandemic or treat its impact, among others.

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

We adopted a share incentive plan in 2015 and 2018, which we refer to as the 2015 Plan and the 2018 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under our two share incentive plans, we are authorized to grant options and other types of awards. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2015 Plan and 2018 Plan is 14,328,358 and 16,729,312 Class A ordinary shares respectively. As of March 31, 2021, awards to purchase 13,735,051 Class A ordinary shares under the 2015 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of March 31, 2021, awards to purchase 12,919,520 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of December 31, 2020, our unrecognized share-based compensation expenses amounted to RMB128.0 million (US$19.6 million).

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

As part of our business strategy, we have completed acquisitions in the past and may continue to acquire or make investments in other companies, products, or technologies to enhance the features and functionality of our devices, and accelerate the expansion of our platform and network of strategic partners. We may not be able to find suitable acquisition or investment candidates and we may not be able to complete acquisition and investment on favorable terms, if at all. If we do complete acquisition and investment as we expect, we may not ultimately strengthen our competitive position or achieve our goals; and any acquisition and investment we complete could be viewed negatively by users or investors. In addition, if we fail to successfully integrate such acquisitions into our company, the revenue and operating results of the combined company could be adversely affected, we may not realize the expected benefits from the transaction relative to the consideration paid, and our business, financial condition, and results of operations may be adversely affected. To be successful, the integration process requires us to achieve the benefits of combining the companies, including generating operating efficiencies and synergies and eliminating or reducing redundant costs. This integration process involves inherent uncertainties, and we cannot assure you that the anticipated benefits of these acquisitions will be fully realized without incurring unanticipated costs or diverting management’s attention from our core operations.

Acquisitions and investments may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, and adversely impact our business, financial condition, operating results, and cash flows. In particular, our acquisitions and investments may be subject to relevant laws, regulations and governmental approvals, potentially strict scrutiny by foreign governments, both retrospectively and prospectively. For example, in June 2020, we acquired PAI Health, a heart health software company incorporated in Canada. However, we cannot guarantee that the Canadian national security inspection or similar events in the future will not negatively affect our business and results of operations. Failure to obtain necessary governmental approvals or to comply with applicable laws and regulations in the jurisdictions where we or the companies we invest in or acquire operate could subject us to administrative liabilities, which will materially and adversely affect our results of operations and financial performance. In addition, certain early-stage enterprises that we have invested in may require a significant amount of cash to develop their businesses and maintain their daily operations, and therefore are susceptible to market risks. We may not accurately forecast the financial impact of an acquisition or investment transaction, including accounting charges. We would have to pay cash, incur debt, or issue equity securities to pay for any such acquisition and investment, each of which may affect our financial condition or the value of our capital stock and could result in dilution to our shareholders. We had RMB462.4 million (US$70.9 million) of short-term and long-term investments as of December 31, 2020.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had gradually slowed since 2010, and it was further affected by the impact of COVID-19. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. We will endeavor to maintain an effective internal control system, but any failure may cause our management and our independent registered public accounting firm to not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

In the opinion of Zhong Lun Law Firm, our PRC legal counsel, (i) the ownership structures of our VIEs in China and our WFOE comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between our WFOE, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	discontinuing or placing restrictions or onerous conditions on our operations through any transactions between our WFOE and our VIEs;

●	imposing fines, confiscating the income from our WFOE or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

●	restricting or prohibiting our use of the proceeds of our initial public offering and our ADS offering in April 2019 to finance our business and operations in China.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and no organization or individual may provide documents or materials relating to securities business activities to overseas parties arbitrarily without the consent of the competent securities regulatory authority in China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing in us as a Cayman Islands company.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that in some instances the MOFCOM shall be notified in advance of any change-of-control transaction in which a foreign investor takes control of an affiliated PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires, among other things, that the anti-trust governmental authority shall be notified in advance of any concentration of undertakings if certain thresholds are triggered. In addition, the Notices on the Establishment of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective in March 2011, require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE. SAFE Notice 13 also provides that the relevant entities which have completed the above foreign exchange registration shall complete annual existing right registration.

We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and registrations as required under SAFE Circular 37 and SAFE Notice 13 and our PRC resident shareholders, namely Wang Huang, Yunfen Lu, Meihui Fan, Bin Fan, Yi Zhang and Xiaojun Zhang, have completed all necessary initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 and SAFE Notice 13. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

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

We believe that Zepp Health Corporation is not a PRC resident enterprise for PRC tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Zepp Health Corporation is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

Since we first listed our ADSs on the New York Stock Exchange, or NYSE, on February 8, 2018, the trading prices of our ADSs have been and may continue to be subject to wide fluctuations. In 2020, the trading prices of our ADSs on NYSE have ranged from US$9.10 to US$17.87 per ADS.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	regulatory developments affecting us or our industry, customers or suppliers;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other smart wearables companies;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the online retail market;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	fluctuations of exchange rates between the RMB and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs;

●	sales or perceived potential sales of additional ordinary shares or ADSs;

●	any actual or alleged illegal acts of our shareholders or management; and

●	proceedings instituted by the SEC against PRC-based accounting firms, including our independent registered public accounting firm.

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

As of March 31, 2021, holders of our Class B ordinary shares held an aggregate of 117,208,247 Class B ordinary shares, which represent 46.6% of the total outstanding shares and 89.7% of total voting power of our outstanding shares. Therefore, our Class B ordinary shareholders have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

As of March 31, 2021, our officers, directors and principal shareholders collectively held 93.0% of total voting power. This significant concentration of share ownership and voting power may adversely affect or reduce the trading price of our ADSs because investors often perceive a disadvantage in owning shares in a company with one or several controlling shareholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring shareholders’ approvals, including electing directors and approving mergers or other business combination transactions. These actions may be taken even if they are opposed by our other shareholders. This concentration of share ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a right offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time.

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

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income; or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on our income and assets, and the market value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable future, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

In December 2014, we incorporated Zepp Health Corporation (formerly, Huami Corporation) in Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Shortly following its incorporation, Zepp Health Corporation established a wholly-owned Hong Kong subsidiary, Hong Kong Zepp Holding Limited (formerly named Huami HK Limited). From December 2014 to April 2015, our Cayman holding company Zepp Health Corporation issued ordinary shares and preferred shares to the holding vehicles of the then shareholders of Anhui Huami, in proportion to these shareholders’ then respective equity interest percentages in Anhui Huami.

In February 2015, Hong Kong Zepp Holding Limited established a wholly-owned subsidiary in China, Beijing Shunyuan Kaihua Technology Co., Ltd., which we refer to as Shunyuan Kaihua or our WFOE in this annual report. Our WFOE later entered into a series of contractual arrangements with Anhui Huami, Beijing Huami, which two entities we collectively refer to as our VIEs in this annual report, and their respective shareholders. These contractual arrangements enable us to exercise effective control over our VIEs; receive substantially all of the economic benefits of our VIEs; and have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law. As a result of these contractual arrangements, each of Anhui Huami and Beijing Huami is our consolidated variable interest entity, which generally refers to an entity in which we do not have any equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have effective financial control over, and are the primary beneficiary of, that entity. We treat each of Anhui Huami and Beijing Huami and their respective subsidiaries as our consolidated affiliated entities under U.S. GAAP and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP. However, those contractual arrangements may not be as effective as direct ownership in terms of providing operational control.

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

In February 2021, we acquired 29.99% of the total outstanding shares of Jiangsu Yitong High-tech Co., Ltd., a PRC company listed in Shenzhen Stock Exchange for an aggregate consideration of RMB959.7 million in cash to expand the healthcare ecosystem for Chinese market in the long term. The transaction was completed in February 2021.

Effective February 25, 2021, we changed our corporate name from “Huami Corporation” to “Zepp Health Corporation,” and our trading symbol at the New York Stock Exchange from “HMI” to “ZEPP.”

Our principal executive offices are located at Huami Global Innovation Center, Building B2, Zhong’an Chuanggu Technology Park, No. 900 Wangjiang West Road Road, Hefei, 230088, People’s Republic of China. Our telephone number is +86 010-5940-3268. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https:// ir.zepp.com/investor. The information contained on our website is not a part of this annual report.

B.           Business Overview

Our mission is to connect health with technology. In pursuit of that mission, we have developed substantial proprietary technology, which has enabled our company to become a significant global player in producing consumer health and fitness devices.

Through our own Amazfit and Zepp brands, and as the developer of smart wearable devices for Xiaomi brands, we shipped 45.7 million units of smart wearable devices in 2020, and we had shipped 167.3 million units between our inception and December 31, 2020. We collaborate with partners across many verticals such as sports and social network, mobile payment and health and related industries. Our key product and technology offerings include our smart devices, home fitness equipment and healthcare initiatives, together forming our smart health ecosystem.

Smart Bands and Smart Watches

We have developed a wide range of smart wearables that offers robust features at competitive pricing. Mi Band series is our smart band series that is designed and manufactured for Xiaomi. We introduced the first generation of Mi Band in July 2014, and recently Mi Band 6 in March 2021. We also offer our self-branded smart bands and smart watches with a price range of from $39.99 to $329.00 in the Amazfit line, and from $249.99 to $349.00 in the new Zepp line introduced in 2020. We offer products in different styles, such as round versus rectangular, and specific functions targeting various audiences, such as ruggedized versus everyday, or sports versus fashion, to address the different needs of our consumers. Some products are offered in limited geographies only.

We pursue a strategy of fast development and replacement cycles with shorter manufacturing runs. This brings new products to market fast, stimulating new purchase by delivering compelling newly-launched or updated offerings throughout the year. For example, in 2020, we introduced three different versions of our popular Bip series smart watch, the Bip S, Bip U and Bip U Pro, providing periodic upgrades in features and materials at the $69.99 price point. All of our products utilize the same AI chipset and sensor array, providing consistent biometric data regardless of which device customers choose, and have important differentiating benefits for our data analytics service offerings.

In 2020, we sold our own branded products under the Amazfit and Zepp brand names. Significant models include:

●	Amazfit Band 5;
●	Amazfit basic smart watches, Bip S, U and U Pro;
●	Amazfit sport smart watches, Neo, T-Rex and Stratos 3;
●	Amazfit fashion smart watches, GT series and Amazfit X; and
●	Zepp advanced smart watches, E and Z.

We launched the Zepp-branded smart watches in 2020. The Zepp smart watches represent a new high-end line of smart watches featuring higher-end materials, designs and finishes, which provides distinctive, dressier smart watch options to consumers.

Smart Scales

Smart scales, which gather biometric and correlate data and analysis algorithms with other devices, such as smart watch and app, have been a strong component of the smart health device market for several years.

Hearables

Smart ear buds, ear phones and other personal listening devices have become a fast-growing segment of the smart wearables industry in the last three years.

In 2020, we introduced two new smart hearable products, Amazfit PowerBuds and Amazfit ZenBuds, which incorporate true health monitoring and health benefits. Amazfit PowerBuds are designed for listening use during exercise or outdoor activities, and provide heart rate monitoring and data sharing with our Zepp app. Amazfit ZenBuds are designed specifically to enhance sleep, fitting comfortably in the ear overnight, while providing soothing and noise-blocking sounds. ZenBuds also provide sleep monitoring and data sharing with our Zepp app.

Home Fitness Equipment and Accessories

In 2020, we introduced a home treadmill, Amazfit AirRun, primarily for sales in Asia. We also offer sportswear, home appliances and smart watch accessories (primarily replacement bands).

Data Analytics Capability

We have more than 30 million active users of our smart devices in 2020, contributing to a large data set for health related data analytics. In addition, we use the same biosensor array in each of our products, regardless of price or type, which provides us with a consistency as to the quality and format of the data collected that many of our competitors do not possess.

Under strict guidance of our data privacy and security policies, we offer use of various sets of the data set we have accumulated. Use of user data may be individually identified or de-identified, depending upon the application, agreement with the company, and agreement with users. In some cases, users may opt-in to have their personal data seen by the population manager. Each use of data under data analytics services is specifically codified in contract language, with the default always to be protection of individuals’ personal identity and data, and only shared upon users’ specific instruction (opt-in). At the end of 2020, we had partnerships with multiple independent research laboratories, hospitals, pharmaceutical companies and universities to analyze data to create algorithms that can detect health conditions, monitor certain conditions or understand the effects of drugs, treatments, or health or exercise programs. Some of these research programs may turn into commercial applications that we may later jointly pursue with these partners. Until now, however, the revenue of data analysis is minor for our financial performance.

PAI Health, which we acquired in 2020, developed a robust heart health algorithm that has proven to be a strong predictor of longevity. The PAI algorithm is built into our products to give consumers the benefit of PAI information and activity guidance. In 2020, PAI Health entered into an agreement with Prudential Corporation Asia for the inclusion of the PAI algorithm into Prudential's Pulse digital health app to be offered in some countries in Asia.

Subject to our data privacy and security policies, we also offer use of specific data sets and analytics, including PAI Health, to population health managers, such as life and health insurance companies, employers and wellness program providers. These population health managers are granted access to data of their own members or users to drive health and wellness programs, identify at-risk members or improve population risk management. In 2020, U.S.-based re-insurance company Gen Re completed a study using PAI Health analytics for insurance underwriting decisions. Their report concluded that PAI Health analytics provided additional value beyond traditional tools for underwriting. We expect the report to positively influence sales of our PAI Health and other data analytics tools in 2021. The market for such data analytics services is more mature in the U.S., but still very nascent in many other parts of the world.

Core Technology for Our Products and Services

We design and develop our own core technology for smart devices, which we deem as a key competitive edge of our company as compared to many competitors who outsource their key components. We believe this give us an edge in product design for current and future products, as well as cost advantages.

Huangshan AI-Powered Smart Chipset

In September 2018, we introduced the world’s first AI-powered wearable chipset, Huangshan-1. Leveraging the world’s first RISC-V open-source instruction set wearable processor, Huangshan-1 features four core artificial intelligence engines—cardiac biometrics engine, ECG, ECG Pro, and Hearth Rhythm Abnormality Monitoring Engine.

Huangshan-1 operates alongside an always-on (AON) module designed to transfer sensor data to internal static random access memory without waking the primary processor, with dedicated accelerators for neural network workloads. Huangshan-1 also supports real-time movement tracking, real-time biometric identification and real-time warning, among a huge array of functions. In addition, Huangshan-1 can scan the heart rate patterns of users through cloud-based AI, which helps monitor the user’s heart rate carefully, check for any unusual patterns and update users’ health statistics even when the users are not online. With lightning performance and minimal power consumption, we believe Huangshan-1 will be an ideal chipset for the smart wearables technology.

Although we expect to continue to make significant investments for the design and manufacture of our products, we believe our proprietary Huangshan-1 will help us reduce reliance on our existing chipset suppliers, over which we have limited control, and decrease the costs for designing and manufacturing. We started mass production of Huangshan-1 and applied Huangshan-1 to our Amazfit-branded health-oriented products in August 2019.

In June 2020, at a Zepp-sponsored AI Innovation conference, we announced our next generation of the Huangshan chipset, Huangshan-2. Based on RISC-V architecture and a new independent neural network engine, the Huangshan-2 improves computing efficiency by 38% and can make software algorithms 26 times faster than other standard algorithms, at significantly lower power consumption than the Huangshan-1. Huangshan-2 chips went into production wearable models in the fourth quarter of 2020. At a conference early in 2021, we revealed that we expected to announce a third generation Huangshan chip in 2021.

BioTracker Sensor Array

We develop our own proprietary biosensor array for our smart devices. Like the Huangshan chipset, we believe this provides significant development and cost competitive advantages for our company.

In June 2020, we announced the second generation of our biosensor array, BioTracker™ 2. The new sensor supports five AI-driven biologic data engines, including RealBeats™2 heart rate monitoring, OxygenBeats™ oxygen data monitoring, SomnusCare™ sleep data monitoring, ExerSense™ exercise data detection and monitoring and Zepp-PAI heart health monitoring and analysis. The upgrade to our biosensor capabilities includes improvements in sensitivity, accuracy and scope of information detected by our devices.

Zepp and Mi Fit Mobile Apps

We mainly offer two mobile apps: our “Mi Fit” mobile app and our “Zepp” mobile app (formerly known as the “Amazfit” mobile app). Both of our mobile apps sync automatically with, and display real-time data from our devices. They use charts and graphs to display analysis of the activity and biometric data collected from users. Our “Mi Fit” mobile app is designed with a focus on sports and fitness functions while our “Zepp” mobile app emphasizes functions relating to health and medical care.

We launched “Mi Fit” mobile app in July 2014. We launched “Amazfit” mobile app in November 2015 and changed its name to “Zepp” in August 2020. Since our inception in 2013, we have amassed a large user base. As of December 31, 2020, we had 38.0 million Mobile App MAUs and 214.5 million registered users of our mobile apps.

We developed our mobile apps to support and expand the functionalities of our smart wearable devices as a way to attract users and promote sales of our wearable devices. We generate minor certain miscellaneous revenues from our mobile apps, including through sales of products via in-app store and in-app advertising services, and value-added services such as paid courses and paid medical SaaS subscription services. However, the amounts of such revenues are immaterial. We continue to provide innovative features and functionalities to users through our mobile apps, including the following:

●	Workout Tutorials and Health Tips. Users can watch workout tutorials and learn helpful tips in our apps to enhance the effectiveness of their training and to learn how to maintain a healthy lifestyle.

●	Discover. Users can discover and sign up for exciting online and offline sports and fitness events, such as our 21-Day Healthy Lifestyle Challenge and the Beijing International Marathon, directly via our apps, to compete with other users and win rewards from our partners for their participation.

●	Fitness campaigns. We launch fitness campaigns on our mobile apps periodically to encourage users to stay active and engage with our devices and mobile apps.

●	Feed. Users can upload vivid content, such as status updates, workout photos and videos, short videos and live videos to our apps community through Amazfit Circle function to share and interact with friends and fellow users. Users can create posts, follow other users, like and make comments on other users’ posts.

●	E-Commerce. Users can purchase our products and sports gear directly through our in-app store, which is compatible with various payment methods.

●	AI assistant. Our apps are compatible with virtual assistants including Xiao Ai developed by Xiaomi and Amazon Alexa developed by Amazon. Users can connect to these virtual assistants directly from our apps.

Data Technology

Our strong data technology is vital in enhancing the performance of our products and in further expanding their applications, as well as in enhancing our various data-enabled services.

Data Sources and Storage

Our big data storage system stores and processes a massive amount of multi-dimensional user data, including activity data and biometric data, which serves as the foundation of our big data technology. Based on the foregoing two types of data, we are able to derive additional personal data such as calories burned, BMI, body fat composition, heart health index, personal activity index and even calculate the likelihood of certain heart diseases. We also collect and analyze software and hardware error data and product defects data to optimize our products.

Big Data Technology

The real-time iteration of our big data model is enabled by our big data infrastructure and algorithms. Our data platform can extract multi-dimensional features from multi-source data in a highly efficient and secure way to support modeling. We use a scalable and flexible database to support the storage and calculation of data points. We currently utilize our big data technology in the following areas:

●	optimize the algorithms that count the number of steps taken by eliminating the effect of certain patterns of the hand movements that are not associated with walking;

●	fine-tune our algorithms for tracking sleep duration and quality and then make personalized adjustment based on users’ sleep patterns;

●	enhance the performance of our built-in GPS, enabling our products to draw users’ running tracks more accurately and more quickly;

●	develop insights into massive market and consumer data, empowering a more streamlined and efficient product design and optimization process;

●	perform statistical analysis to identify certain characteristics that are associated with heart diseases and sleep patterns and make related recommendations to our users;

●	perform statistical analysis to identify certain characteristics that are associated with users’ health and make related recommendations of training courses to our users; and

●	develop the capability to perform more granular analysis on the data we collect from our users and to allow our products to recognize types of activities and sports.

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

We also partner with several leading social networks in China, including WeChat. With the consent of our users, we allow them to import certain activity data collected by us to their platforms so that our users can utilize certain interactive functions offered on these social networks. In addition, our users can also import their data to third-party apps such as Apple Health Kit and Google Fit to obtain the data analytic services provided by them. Users can revoke their consent to share data with third parties at any time using their “Mi Fit” or “Zepp” account settings or the account settings on such third parties’ platforms. If users choose to share their data with a third party, the data is governed by the privacy policy of the third party. We do not distribute or share with third parties our users’ personal data to other companies for advertising or any other purposes.

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

As of December 31, 2020, our total research and development staff consisted of 887 employees. Our global research and development team supports the design and development of our new products. Our research and development team is comprised of electrical engineers, mechanical engineers, computer scientists and mobile app developers. The team is further divided into four sub-groups, including algorithms and AI, software engineering, hardware engineering and third-party service integration.

Algorithms and AI

Our algorithms and AI team is responsible for developing and refining our proprietary, artificial intelligence-based, computational algorithms, and leveraging the latest technology in artificial intelligence for applications in our products and services. Our algorithms and AI team incorporates open source software with our robust proprietary software to form an enterprise-grade platform to deliver an integrated suite of capabilities for data management, machine learning and advanced analytics. This platform enables us to use vast amount of data from users to better serve and create value for our users and design innovative products and services. Our algorithms and AI team has developed a vibrant ecosystem around our platform, and has been building a growing range of applications on our platform, including the following:

●	Disease diagnosis and health risk prediction. Machine learning is particularly suitable for processing unstructured raw data collected on individual devices by recognizing patterns and connections through which the raw data can be structured and analyzed. The vast amounts of raw data are uploaded to our cloud-based databases and then filtered by our algorithms to identify users with heightened risks of heart diseases or respiratory problems. Those results flagged by our algorithms are then verified by doctors, and the feedback from doctors is input into our algorithms to be used to analyze and filter the new data, thus forming a closed loop to allow us to continually fine-tune our algorithms to obtain more accurate assessment with each update.

●	Sleep monitoring. Currently most sleep disorders can only be diagnosed in laboratories and hospitals. We are collaborating with Stanford Center for Sleep Sciences and Medicine to develop the capability to diagnose sleep disorders through consumer electronics and wearable technologies.

●	Sports and fitness. We are developing algorithms to synthesize a wide variety of users’ daily activity data to understand users’ daily routines and habits and build our recommendation model accordingly through machine learning. Additionally, we also have developed the AI algorithms to recognize the daily workout or exercise, such as walking, running, cycling, rowing and elliptical training to automatically record the workout for customers and provided workout recommendations. Once the recommendation model is set up, we will be able to provide users with recommendations, such as exercise duration and intensity, running posture and foot posture, etc. We can also make personalized activity recommendations to help users achieve their fitness goals, such as weight loss.

●	Biometrics. ECG is just as unique to an individual as fingerprints. We have developed ECG recognition algorithms to recognize the unique cardiac rhythms of users, which can be utilized as a biometric ID to authenticate user’s identity. Currently we are exploring new scenarios where this feature can be applied, such as account login and user identification. In addition, we have developed or are in the process of developing AI algorithms to measure various health parameters, including real time heart rates, heart rate variability, arrhythmia (including atrial fibrillation), SpO2, blood oxygen, blood pressure, body temperature and etc., with the bio-sensors embedded in our wearable devices.

In March 2020, we jointly established a laboratory for studies on monitoring respiratory diseases using wearable devices partnered with the respiratory disease team of Dr. Nanshan Zhong, who is a global leading epidemiologist and plays a significant role as an advisor in managing the COVID-19 crisis in China. The focus at this laboratory is on the early prediction of certain respiratory diseases, in particular COVID-19, and how our smart wearables, with our AI and big data advantages, can help establish a cloud service system to provide epidemic prediction and diseases requiring monitoring. In May 2020, we published a research article on infectious disease prediction based on data from wearable devices in journals of Discrete Dynamics in Nature and Society by Hindawi, which indicates that the popularity of wearable devices enables a new perspective for the precaution of the infectious diseases and can be the foundation for a health surveillance system. We plan to utilize the laboratory achievements to further develop our products and services in building a comprehensive health and fitness ecosystem.

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

We also continue to pursue strategic partnerships with battery companies to conduct joint research in the areas of energy harvesting and energy conversion to develop high-capacity battery for smart wearable devices. With respect to sensor technology, we currently focus on developing a new PPG sensor that can monitor both heart rate and blood oxygen level, which will form the basis to further enhance the functionalities and broaden the application scenarios of our products. In addition, we are also exploring new ways to connect our products with end users’ mobile devices besides the traditional methods such as Bluetooth and Wi-Fi. We also launched our Amazfit smart watch with 4G LTE module at the beginning of 2021.

Third-Party Service Integration

Our third-party service integration team is responsible for exploring innovative ways to integrate social features with our products and services and introduce new third-party services to our platform. We currently focus on the opportunities in the areas of sports, fitness, health and medical care. For example, we are working with insurance companies to explore in Insure tech field. According to Gen Re’s extensive study, PAI metrics effectively discriminate mortality risk in the survey population and combined with activity algorithms it can be used as a tool to assess and predict mortality risk in life insurance underwriting. We are also exploring cooperation opportunities with fitness trainers to help them tailor training programs and adjust exercise intensity based on our users’ activity and fitness levels. We are also working with clinics and hospitals to directly connect doctors with users via our platform to perform diagnosis for heart diseases and provide rehabilitation services.

Our Relationship with Xiaomi

We have been a major partner of Xiaomi to design and manufacture Xiaomi Wearable Products. Our strategic cooperation agreement with Xiaomi, initially entered into in October 2017 and renewed in October 2020 for another three years, grants us the most-preferred-partner status globally to develop future Xiaomi Wearable Products. We leverage Xiaomi’s brand recognition and global distribution networks for the sale of Xiaomi Wearable Products. Our sale of Xiaomi Wearable Products to Xiaomi is governed by a business cooperation agreement, pursuant to which Xiaomi is responsible for the distribution and sales of Xiaomi Wearable Products through their networks and sales channels.

We and Xiaomi discuss on, among others, functions and recommended price range throughout the development process. After we show Xiaomi of prototypes and our internal validation testing results, we start taking orders from Xiaomi for mass production. Xiaomi and us generally discuss order forecast months in advance of the delivery time, which sufficiently allows us to arrange raw material and component procurement and manufacturing. In addition to the recommended price of Xiaomi Wearable Products to be sold to users and wholesalers, we also discuss with Xiaomi and jointly determine discounts offered at promotional events from time to time. We and Xiaomi receive equal shares of gross profit from selling all Xiaomi Wearable Products.

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

The key components of our products typically include Bluetooth Low Energy (BLE) system-on-chip, PPG sensor, flash memory, gravity sensor, battery and screen. Based on the specific product requirements, some of the key components, such as BLE system-on-chip, we utilize is currently procured from single source of supply. The remaining key components of our products are generally procured from two to three suppliers.

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

Strategic Collaborations and Investments

In October 2019, we made a minority interest investment in AliveCor, Inc., or AliveCor, one of the industry-leading players in artificial intelligence based personal ECG technology, and a provider of enterprise cardiology solutions with CE and FDA clearance. In connection with this investment, we entered into a licensing agreement with AliveCor pursuant to which AliveCor granted us a license under certain patents, algorithm and trademark rights of AliveCor covering software and devices for wearable and other mobile devices to record ECGs and analyze those ECGs. Leveraging the cutting-edge technology of AliveCor we will explore the opportunity to deliver new high-performance ECG form factors to global markets.

In 2020, we identified that miniaturization and artificial intelligence engineering expertise could be applied to emerging medical imaging technology. In the second half of 2020, we announced partnerships and investments with several early-stage companies pioneering new, disruptive imaging systems, including Aspen State Imaging, which is pioneering in portable X-ray systems, and Promaxo, which is pioneering in low field strength MRI technology for the doctor’s office with an initial focus on urology.

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

Since September 2015, we have started to use the brand name “Amazfit” to market our self-branded products. In August 2020, we introduced a new brand name, “Zepp”, for our self-branded products. In 2020, we engaged in various marketing and branding activities, both in China and globally, to promote our Amazfit brand and Zepp brand. We seek to further increase our brand awareness by expanding our marketing efforts, strengthening our competitive differentiation, and providing our users with consistent and high quality products.

Our self-branded products are sold via both online and offline channels. In terms of online platforms, we operate storefront on e-commerce platforms including JD.com and TMall in addition to directly selling to certain of these e-commerce platforms who subsequently distribute to end users. For our offline network, we work with both well-established distributors to create points of purchase at their retail stores. In addition, our products have international versions that are manufactured for sales and distribution in overseas markets. In 2020, we explored domestic and international sales and marketing channels for our Amazfit products and Zepp products on our own, and we plan to keep doing so in the foreseeable future.

Customer Service

User experience is a key focus for our business. We strive to provide personalized support for our users, including support from live customer service representatives.

The first point of contact for customer service inquiries is our self-service “Feedback” function embedded in our mobile apps. Our “Feedback” feature works 24/7 to collect complaints from our users. Representatives of Xiaomi and our distribution channels, especially those that manage our e-commerce channels, also provide customer services to users who purchased our products through their channels. These representatives are required to complete mandatory training on product knowledge, complaint handling and communication skills. In addition, we also maintain a call center to provide support to our users.

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

As of February 28, 2021, we had obtained 494 patents and had submitted 374 additional patent applications. Our issued PRC patents will expire between 2021 and 2039 and our issued foreign patents will expire between 2024 and 2046. As of February 28, 2021, we had registered 1,357 trademarks and had submitted 886 additional trademark applications. Our registered PRC trademarks will expire between 2023 and 2031 but can be renewed. Our registered foreign trademarks will expire between 2021 and 2033 but can be renewed. As of February 28, 2021, we had obtained 54 software copyrights.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, such as use of confidentiality agreement with our employees and outside consultants.

Competition

We compete with other companies in every aspect of our business, particularly with companies that are in the smart wearables market. The smart wearables market has a multitude of participants, including consumer electronics companies specialized in smart wearable technology, such as Fitbit and Garmin, large, broad-based consumer electronics companies that either compete in our market or adjacent markets, or have announced plans to do so, such as Huawei, Apple, Samsung and Fitbit, traditional health and fitness companies and traditional watch companies. We also face competition from local providers of similar products in the different regions and countries where our products are distributed.

We believe that the principal competitive factors impacting the market for our products include:

●	brand recognition;

●	breadth of product offerings;

●	functionality;

●	sales and distribution;

●	data accuracy;

●	sensor technology and algorithms;

●	user services; and

●	pricing.

We believe we can compete favorably with our competitors on the basis of these factors. We believe we have one of the largest accumulative registered user bases in the global wearable devices industry as a result of our large shipment volume. The large amount of data we collect from our user base allows us to continuously improve our proprietary algorithms to enhance the performance of our products. We plan to establish our own brands as lifestyle brands by consistently introducing innovative products that offer increasingly rich premium services and functionalities for our self-branded products. While we leverage Xiaomi’s brand recognition and sales channel for Xiaomi Wearable Products, we expect to further expand our own sales channels for our Amazfit products and Zepp products, both in China and globally.

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

Regulation on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalogue of Industries for Encouraging Foreign Investment, or the Encouraging Catalogue, and the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, both of which were promulgated and are amended from time to time by MOFCOM, and the NDRC. The Encouraging Catalogue and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage”, “restricted” and “prohibited”. Industries not listed in the Encouraging Catalogue and the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

On December 27, 2020, MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2020 Version), which became effective on January 27, 2021, to replace the previous Encouraging Catalogue. On June 23, 2020, MOFCOM and the NDRC released the Special Management Measures (Negative List) for the Access of Foreign Investment (2020 Version), which became effective on July 23, 2020, to replace the previous Negative List. On March 15, 2019, the National People’s Congress promulgated the FIL, which came into effect on January 1, 2020 and replaced the Outdated FIE Laws. The FIL, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

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

On December 19, 2020, the MOFCOM and the NDRC jointly promulgated the Measures for the Security Review of Foreign Investments, which took effect on January 18, 2021. Pursuant to the measures, for foreign investments which affect or may affect national security, security review shall be conducted in accordance with the provisions of the measures. The State establishes a working mechanism, or the Working Mechanism, for the security review of foreign investments to be responsible for organizing, coordinating and guiding the security review of foreign investments. For foreign investments related to important cultural products and services, important information technology and internet products and services, and others, the foreign investors who obtains the actual controlling stake in the investee enterprise or relevant parties in the PRC shall declare to the office of the Working Mechanism prior to proceeding with the investments.

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

Regulation on Torts

Under the Civil Code of the PRC, which was issued by the National Congress and became effective on July 1, 2021, where damages to other persons are caused by defective products, the infringed person may claim compensation against the producers or the sellers of the product. Where the defection is due to the fault of the producers, the sellers who have paid compensation to the infringed person shall have the right to indemnification against the producers. Where damages to other persons are caused by defective products due to the fault of a third party, such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties. If defective products are identified after they have been put into circulation, the producers or the sellers shall take remedial measures such as ceasing the sale, warning and recall of products, etc. in a timely manner. The producers or the sellers shall be liable under tort if they fail to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced or sold with known defects, causing deaths or severe adverse health issues, the infringed party has the right to claim punitive damages in addition to compensatory damages.

Regulation on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patents

Pursuant to the PRC Patent Law, amended on December 27, 2008, and its implementation rules, most recently amended on January 9, 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, and utility models and designs are effective for ten years from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first.

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

The Patent Law of the PRC was further amended by the Standing Committee of the National People's Congress in October, 2020 and will come into effect on June 1, 2021, pursuant to which invention patents are valid for twenty years, while design patents are valid for fifteen years and utility model patents are valid for ten years, commencing from the date of application. Where a patent right for invention is granted after three years from the date of request for substantial examination of a patent for invention and after four years from the filing date, the patent administrative department under the State Council shall grant compensation for the duration of the patent right due to any unreasonable delay in grant of patent rights at the request of the patentee, except for any unreasonable delay caused by the applicant. In addition, the Law of the Patent PRC (Revised in 2020) provides a criterial for compensation amount for intentional patent infringement of one to five times of actual loss suffered by the rights holder due to the infringement or the gains obtained by the infringer from the infringement, and the extension of the limitation of action for patent infringement of up to three years.

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

As of February 28, 2021, we had 267 patents granted and 201 patent applications pending in China, 227 patents granted and 173 patent applications pending outside China.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of February 28, 2021, we owned 851 registered trademarks in different applicable trademark categories and were in the process of applying to register 368 trademarks in China, 506 registered trademarks in different applicable trademark categories and were in the process of applying to register 518 trademarks outside China.

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

Software Copyright Law

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. As of February 28, 2021, we have registered 54 computer software copyrights in China.

Regulation on Domain Name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology, or the MIIT, effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On June 18, 2019, CNNIC promulgated the Implementation Rules of Registration of Country Code Top-level Domain Name, or the ccTLD Registration Rules, which took effect on the same day. Pursuant to the Administrative Measures on the Internet Domain Names and the ccTLD Registration Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the China ccTLD Resolution Policy promulgated by CNNIC, file a suit to the People’s Court or initiate an arbitration procedure. As of February 28, 2021, we have registered 116 domain names.

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

On December 24, 2019, SAMR issued the Interim Measures for the Censorship of Advertisements on Drugs, Medical Devices, Dietary Supplements and Formula Foods for Special Medical Purpose, which came into effect on March 1, 2020. The Interim Measures regulate the content of advertisement on drugs, medical devices, dietary supplements and formula foods for special medical purpose, and reiterated the advertisements on aforementioned special products shall be true and legal without any false or misleading information. In addition, the Interim Measures stipulates that the SAMR is responsible for organizing and guiding the censorship of the advertisement on drugs and other aforementioned special products, no advertisement on drugs or other aforementioned special products may be allowed to be published without undergoing censorship.

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

Regulation on Medical Device

The Regulations on Supervision and Administration of Medical Devices, issued by the State Council on January 4, 2000, and further amended on March 7, 2014, on May 4, 2017 and on February 9, 2021, respectively, the latest amended version of which will take effect on June 1, 2021, divide medical devices into three types. For Class I medical devices, the record-filing management shall be implemented, while for Class II and Class III ones, the registration management shall be implemented. In case of the application for registration of Class II medical devices, the applicant for registration shall submit the registration application materials to the National Medical Products Administration at provincial level. In case of the application for registration of Class III medical devices, the applicant for registration shall submit the registration application materials to the National Medical Products Administration. The medical device registration certificate for Class II and Class III medical devices is valid for five years. Where engaging in production of Class II and Class III medical devices, the manufacturing party shall obtain the medical device production license. In addition, where engaging in operation of Class II medical devices, an operating enterprise shall also make a record-filing with the National Medical Products Administration at municipal level.

Currently, Anhui Huami Healthcare Co., Ltd., a subsidiary of Anhui Huami, is producing and selling an ECG sensors-enabled smart band that was certified as Class II medical device for monitoring ECGs. We have completed the record-filing for operating Class II medical devices. We have also obtained the medical device production license and the National Medical Products Administration Class II medical devices certification for such ECG sensors-enabled smart band.

Regulation on Medical Institution

The Administrative Regulations on Medical Institutions (Revised in 2016) was promulgated by the State Council, effective on September 1, 1994, and revised on February 6, 2016, according to which, hospitals, health centers, sanatoriums, out-patient departments, clinics, health clinics, health posts (rooms) and first aid stations are medical institutions. The establishment of medical institutions by entities or individuals shall be subject to the examination and approval of the health administrative department of the local people’s governments at or above the county level and obtain the written approval for the establishment of medical institutions. The practice of medical institutions shall complete the registration and obtain Practicing License for Medical Institution. Furthermore, medical institutions must conduct medical diagnosis and treatment activities in accordance with registered and approved subjects and shall not employ non-medical technical personnel in medical and health technical work.

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

Pursuant to the Civil Code of the PRC which came into effect on January 1, 2021, the personal information of a natural person shall be protected by the law. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

In October 2020, the Standing Committee of the National People’s Congress officially released the Draft Personal Information Protection Law. The Draft Personal Information Protection Law provides the basic regime for personal information protection, including without limitation, stipulating an expanded definition of personal information, providing a long-arm jurisdiction in cross-border scenarios, emphasizing individual rights, and prohibiting rampant infringement of personal information, such as stealing, selling, or secretly collecting personal information.

To comply with these laws and regulations, we have required our users to consent to our collecting and using their personal information, and established information security systems to protect user’s privacy.

Regulation on Employment

The Labor Law of the PRC, effective on January 1, 1995 and subsequently amended on August 27, 2009 and December 29, 2018, the PRC Labor Contract Law, effective on January 1, 2008 and subsequently amended on December 28, 2012 and the Implementing Regulations of the Employment Contract Law, effective on September 18, 2008, provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

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

Regulation on Insurance Brokerage Business

On June 30, 1995, the Standing Committee of People’s Congress issued the PRC Insurance Law which is the most important law in the regulatory and legal framework for the PRC insurance industry. The PRC Insurance Law was last amended on April 24, 2015, which provides that an insurance broker is an entity that, in the interest of the applicant, provides intermediary services between the applicant and the insurer for the conclusion of an insurance contract and receives a commission in accordance with relevant laws. An insurance broker shall obtain an Insurance Brokerage License before it engages in insurance brokerage business.

Since the promulgation and implementation of the PRC Insurance Law in 1995, the insurance supervision and regulatory authority has promulgated a series of departmental rules and regulations and other regulatory documents pursuant to the PRC Insurance Law, covering almost all aspects of insurance operations. Regarding the establishment of insurance brokers, there are other important laws and regulations besides the PRC Insurance Law, including the Regulatory Provisions on Insurance Brokerages, or the Insurance Brokerages Provisions, which became effective on May 1, 2018. Insurance Brokerages Provisions specify provisions regarding market access, operation rules, exit from market, industry self-discipline, monitoring and inspection and legal obligations for insurance brokers.

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

PRC Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the China-HK Taxation Arrangement, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. In February 2018, the State Administration of Taxation issued the “Announcement on Issues concerning Beneficial Owners in Tax Treaties”, or Circular No. 9, effective on April 1, 2018, to replace the Circular of the State Administration of Taxation on the Interpretation and the Determination of the Beneficial Owners in the Tax Treaties, effective from October 2009. Circular No. 9 provides a more elastic guidance to determine whether the applicant engages in substantive business activities. Furthermore, under the “Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties”, or SAT Circular No. 60, non-resident taxpayers who satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to follow-up administration by the tax authorities. Where the non-resident taxpayer does not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent shall withhold tax pursuant to the provisions of PRC tax laws. The SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, or SAT Circular No. 35, on October 14, 2019, which became effective on January 1, 2020. The SAT Circular No. 35 further simplified the procedures for enjoying treaty benefits and replaced the SAT Circular No. 60. According to the SAT Circular No. 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. In addition, according to a tax circular issued by SAT in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Although our WFOE is currently wholly owned by Hong Kong Zepp Holding Limited, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

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

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g., profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

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

As of the date of this annual report, we have completed the registration of the equity pledge of Anhui Huami and the registration of the equity pledge of Beijing Huami with the competent office of the State Administration for Market Regulation in accordance with the PRC Property Rights Law.

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

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

●	the ownership structures of our VIEs in China and our WFOE comply with all existing PRC laws and regulations; and

●	the contractual arrangements between our WFOE, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

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

D.           Property, Plant and Equipment

Our headquarters are located in Hefei, where we own and lease the office building with an aggregate floor area of approximately 45,398 square meters. Our research and development facilities, including those for hardware engineering, structure design and mobile app development, and our management and operations facilities, including those for accounting, supply chain management, quality assurance and customer services, are located at our headquarters. We have sales and marketing, communication and business development personnel at our office in Beijing and supply chain management and factory management personnel at our office in Shenzhen. We also have research and development personnel who are responsible for biometric ID design and frontier technology at our office in Cupertino.

We currently lease and occupy 11,500 square meters of office space in Beijing, 7,781 square meters of office space in Shenzhen, 2,875 square meters of office space in Nanjing, 791 square meters of office space in Vancouver, 365 square meters of office space in Cupertino, 277 square meters of office space in Shanghai, 250 square meters of office space in Irvine, 231 square meters of office space in Shijiazhuang and 75 square meters of office space in Taiyuan. These leases vary in duration from 1 year to 6 years.

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

A.           Operating Results

Key Factors Affecting Our Results of Operations

Our research and development of innovative products and services

We have dedicated and will continue to dedicate significant research and development efforts in developing innovative products and services, especially our self-branded products and new services as part of our healthcare initiatives. For the years ended December 31, 2018, 2019 and 2020, research and development expenses accounted for 45.9%, 50.0% and 46.4% of our total operating expenses and 7.2%, 7.4% and 8.4% of our revenues, respectively. Our future success is significantly dependent on our ability to continually launch products and services that are popular among consumers, particularly relative to those offered by our competitors. The popularity of our products and services in turn affects users’ engagement on our platform, the data of which form a critical foundation of our research and development efforts.

Relationship with Xiaomi

We have been a major partner of Xiaomi to design and manufacture Xiaomi Wearable Products. Our strategic cooperation agreement with Xiaomi grants us the most-preferred-partner status globally to develop future Xiaomi Wearable Products and provides us with significant business demand, allowing us to commercially launch our products and ramp up our business quickly. Xiaomi is our exclusive distribution channel for all Xiaomi Wearable Products. Historically, we derived a substantial majority of our revenues from the sales of Xiaomi Wearable Products. For the years ended December 31, 2018, 2019 and 2020, revenues from our Xiaomi Wearable Products segment represented 66.9%, 72.2% and 69.0% of our total revenues, respectively. Therefore, maintaining a close and mutually beneficial relationship with Xiaomi is critical to our operations and future growth.

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

Increase of brand recognition and sales of our self-branded products

One of our important growth strategies is to attract new users and increase sales of our self-branded products through enhancing the brand recognition for our self-branded products. We plan to make the sale of self-branded products account for significant portion of our revenue in the future. To achieve the goal, we plan to engage in a variety of marketing and brand promotion campaigns both in China and globally, which may cause our selling and marketing expenses to increase in the near future.

International expansion also represents a significant opportunity to further grow our business. We are building our own distribution network and promoting our own brand with a focus on North America, the European Union, Russia, Japan, Korea, India and Southeast Asia, which requires us to dedicate additional time and resources.

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

Impact of COVID-19 on Our Operations

The majority of our revenues are derived from the sales of our smart wearable products in China and overseas. Our results of operations and financial condition in 2020 were affected by the spread of COVID-19. The COVID-19 has impact on the smart wearable industry, especially on consumers’ demand for smart wearable products, the manufacturing capabilities and supply chains. In particular, the quantity of our products manufactured reduced in January and February 2020 as our contracted manufacturing facilities in China were temporarily shut down. While these manufacturing facilities had been resumed-up since March 2020, our supply chain, production, and sales in the first quarter of 2020 were all impacted, resulting in lower than initially projected growth rates and gross margin. We experienced a rebound on retail sales and growth of device activations in most of the markets during the third quarter, however in the end of third quarter there was a wide resurgence of COVID-19 cases widely around the world, including the U.S., many European countries, Russia, and Japan, which had a negative impact on our business performance in the fourth quarter and resulted in production delays that affected inventory availability for some new products.

The global spread of COVID-19 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be predicted. In addition, the worldwide pandemic has not only adversely affected our sales performance overseas, but also led to components and raw materials shortages as we source those from south east Asia, Europe and other areas around the world. We have been actively seeking alternative sources of components and raw materials since the third quarter of 2020 to address the shortage, and have reached agreement on the provision of components and raw materials with certain China local suppliers. However, the adverse effect the pandemic has on our sales performance overseas continues as of the date of this annual report.

On the flip side, we have received subsidies and exemptions of social insurance contribution obligation as a part of Chinese government’s relief effort to companies affected by the pandemic. These support, however, may not continue as China recovers from the COVID-19 pandemic.

At the beginning of 2020, we took a series of measures in response to the outbreak, including, among others, remote working arrangement for our employees. These measures, if taken again in the future, could reduce the capacity and efficiency of our operations, which in turn could negatively affect our results of operations. The extent to which the COVID-19 pandemic impacts our results of operations in the future may depend on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the pandemic harms the Chinese and global economy and consumer activities in general. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Our business, financial condition and results of operations have been, and may continue to be, adversely affected by the COVID-19 pandemic.”

Our cash position at the end of 2020 was RMB2.3 billion (US$0.3 billion). We will pay close attention to the development of the COVID-19 pandemic, perform further assessment of its impact and take relevant measures to minimize the impact.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

We derive our revenues from two operating segments, (i) Xiaomi Wearable Products, and (ii) our self-branded products and others. The following table sets forth our revenues by segment and as a percentage of total revenues for the periods indicated:

	Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Xiaomi Wearable Products	2,439,534	66.9	4,193,665	72.2	4,438,081	680,166	69.0
Self-branded products and others(1)	1,205,801	33.1	1,618,590	27.8	1,995,282	305,790	31.0
Total revenues	3,645,335	100.0	5,812,255	100.0	6,433,363	985,956	100.0

Note:

(1)	The revenue for self-branded products and others includes sales to Xiaomi of RMB359.3 million, RMB77.5 million and RMB9.9 million (US$1.5 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

We generate revenues primarily from sales of Xiaomi Wearable Products and our self-branded products. Our Xiaomi Wearable Products include Xiaomi-branded smart bands, scales and associated accessories. Our self-branded products are our Amazfit-branded smart wearable products, which currently include smart bands, watches, modules and associated accessories, and our Zepp-branded smart wearable products, which currently include smart watches. We expect our self-branded products to contribute to a more portion of our revenues in the future.

Cost of Revenues

Our cost of revenues is comprised of the following:

●	material costs;

●	manufacturing and fulfillment costs of our products;

●	an estimate of warranty costs; and

●	related expenses that are directly attributable to the production of products.

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

The following table sets forth our cost of revenues by segment and as a percentage of total cost of revenues for the periods indicated:

	Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Xiaomi Wearable Products	1,883,509	69.6	3,296,696	75.9	3,706,495	568,045	72.7
Self-branded products and others	822,376	30.4	1,047,816	24.1	1,394,203	213,671	27.3
Total cost of revenues	2,705,885	100.0	4,344,512	100.0	5,100,698	781,716	100.0

The following table sets forth the gross profit and gross margin by segment:

	Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Xiaomi Wearable Products	556,025	896,969	731,586	112,121
Self-branded products and others	383,425	570,774	601,079	92,119
Total gross profit	939,450	1,467,743	1,332,665	204,240
Xiaomi Wearable Products	22.8%	21.4%	16.5%
Self-branded products and others	31.8%	35.3%	30.1%
Overall gross margin	25.8%	25.3%	20.7%

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

	Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Summary Consolidated Statements of Operating Data:
Revenues(1)	3,645,335	100.0	5,812,255	100.0	6,433,363	985,956	100.0
Cost of revenues(2)	2,705,885	74.2	4,344,512	74.7	5,100,698	781,716	79.3
Gross profit	939,450	25.8	1,467,743	25.3	1,332,665	204,240	20.7
Operating expenses:
Research and development expenses(3)	263,220	7.2	430,822	7.4	538,009	82,453	8.4
General and administrative expenses(3)	213,973	5.9	248,462	4.3	261,805	40,123	4.1
Selling and marketing expenses(3)	96,538	2.6	181,975	3.1	358,655	54,966	5.6
Total operating expenses	573,731	15.7	861,259	14.8	1,158,469	177,542	18.0
Operating income	365,719	10.0	606,484	10.4	174,196	26,698	2.7
Realized gain from investments	261	0.0	1,822	0.0	—	—	—
Gain from deconsolidation of a subsidiary	—	—	—	—	56,522	8,663	0.9
Interest income	11,595	0.3	33,478	0.6	46,118	7,068	0.7
Gain from fair value change of long-term investments	7,860	0.2	—	—	12,325	1,888	0.2
Impairment loss from long-term investments	(7,590)	(0.2)	(2,600)	(0.0)	—	—	—
Other income/(loss), net	8,768	0.2	13,186	0.2	(23,552)	(3,610)	(0.4)
Income before income tax	386,613	10.6	652,370	11.2	265,609	40,707	4.1
Provision for income taxes	(52,036)	(1.4)	(77,887)	(1.3)	(31,154)	(4,775)	(0.5)
Income before income/(loss) from equity method investments	334,577	9.2	574,483	9.9	234,455	35,932	3.6
Income/(loss) from equity method investments	1,743	0.0	(1,112)	(0.0)	(4,749)	(728)	(0.1)
Net income	336,320	9.2	573,371	9.9	229,706	35,204	3.6

Notes:

(1)	Includes RMB2,817.0 million, RMB4,281.0 million and RMB4,449.8 million (US$682.0 million) with related parties for the years ended December 31, 2018, 2019 and 2020, respectively.

(2)	Includes RMB2,141.1 million, RMB3,342.1 million and RMB3,713.5 million (US$569.1 million) with related parties for the years ended December 31, 2018, 2019 and 2020, respectively.

(3)	Share-based compensation expenses were included in operating expenses. Our share-based compensation expenses were the result of (i) our grants of options, restricted shares and restricted share units under our share incentive plans to our employees, and (ii) the share restriction agreements entered into among our founders and our preferred shareholders in relation to our private financing transactions in January 2014 and April 2015. For the years ended December 31, 2018, 2019 and 2020, we recorded share-based compensation expenses of RMB55.3 million, RMB17.8 million and nil, respectively, in relation to the vesting of the restricted shares of our founders under the share restriction agreements.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenues increased by 10.7% from RMB5,812.3 million for the year ended December 31, 2019 to RMB6,433.4 million (US$986.0 million) for the year ended December 31, 2020, primarily due to the continuous sales growth of Xiaomi Wearable Products and the sales growth of our self-branded products.

Xiaomi Wearable Products. Our Xiaomi Wearable Products segment revenues increased by 5.8% from RMB4,193.7 million for the year ended December 31, 2019 to RMB4,438.1 million (US$680.2 million) for the year ended December 31, 2020. The increase was primarily attributable to an increase in shipment volume of our Xiaomi Wearable Products from approximately 38.4 million in 2019 to approximately 41.0 million in 2020.

Self-branded products and others. Our self-branded products and others segment revenues increased by 23.3% from RMB1,618.6 million in 2019 to RMB1,995.3 million (US$305.8 million) in 2020. The increase was primarily attributable to an increase in shipment volume of our self-branded products from approximately 3.9 million in 2019 to approximately 4.7 million in 2020.

Cost of revenues

Our cost of revenues increased by 17.4% from RMB4,344.5 million for the year ended December 31, 2019 to RMB5,100.7 million (US$781.7 million) for the year ended December 31, 2020.

Xiaomi Wearable Products. Costs of revenues for our Xiaomi Wearable Products segment increased by 12.4% from RMB3,296.7 million for the year ended December 31, 2019 to RMB3,706.5 million (US$568.0 million) for the year ended December 31, 2020. The increase was due to higher unit cost of newly introduced Xiaomi Wearable Products.

Self-branded products and others. Cost of revenues for our self-branded products and others segment increased by 33.1% from RMB1,047.8 million for the year ended December 31, 2019 to RMB1,394.2 million (US$213.7 million) for the year ended December 31, 2020. The increase was due to the changes in our product mix.

Gross profit

Our gross profit decreased by 9.2% from RMB1,467.7 million for the year ended December 31, 2019 to RMB1,332.7 million (US$204.2 million) for the year ended December 31, 2020. The decrease was mainly driven by the lower margin of Xiaomi Wearable products and newly introduced self-branded products.

Research and development expenses

Research and development expenses increased by 24.9% from RMB430.8 million for the year ended December 31, 2019 to RMB538.0 million (US$82.5 million) for the year ended December 31, 2020, primarily due to (i) an increase of RMB96.5 million (US$14.8 million) in personnel-related costs due to personnel additions for expansion of R&D activities of future products and new product categories; and (ii) an increase of RMB12.6 million (US$1.9 million) in share-based compensation expenses due to the vest of newly granted options and restricted share units, partially offset by a decrease of RMB31.7 million (US$4.9 million) of lower resource consumption in testing procedures. The company optimized its integrated product development process to effectively develop new smart products and services to the consumers, and believed that smart R&D investment was a key factor to maintain its competitive position in the global market.

General and administrative expenses

General and administrative expenses increased by 5.4% from RMB248.5 million for the year ended December 31, 2019 to RMB261.8 million (US$40.1 million) for the year ended December 31, 2020, primarily due to (i) an increase of RMB25.4 million (US$3.9 million) in personnel-related costs; (ii) an increase of RMB14.7 million (US$2.3 million) and RMB5.0 million (US$0.8 million) in depreciation and amortization and rental fees due to office expansion; and (iii) an increase of RMB7.3 million (US$1.1 million) in professional fee, partially offset by a decrease of RMB41.7 million (US$6.4 million) in foreign exchange rate fluctuation.

Selling and marketing expenses

Selling and marketing expenses increased by 97.1% from RMB182.0 million for the year ended December 31, 2019 to RMB358.7 million (US$55.0 million) for the year ended December 31, 2020, primarily due to (i) an increase of RMB69.3 million (US$10.6 million) in personnel-related costs; (ii) an increase of RMB64.7 million (US$9.9 million) in advertising and promotional fees; and (iii) an increase of RMB29.4 million (US$4.5 million) in e-commerce platform service fee. The increase for selling and marketing expenses was driven by investments in global expansion of Amazfit and Zepp-branded products.

Operating income

As a result of the factors set out above, we recorded an operating income of RMB174.2 million (US$26.7 million) for the year ended December 31, 2020, as compared to an operating income of RMB606.5 million for the year ended December 31, 2019.

Interest income

Interest income represents interest earned on bank deposits. We had interest income of RMB46.1 million (US$7.1 million) in 2020 and RMB33.5 million in 2019.

Gain from deconsolidation of a subsidiary

We recognized RMB56.5 million (US8.7 million) gain from deconsolidation of Yunding in 2020 when we sold our 26.7% equity interest to its founder. We did not have similar transactions in 2019.

Other (loss)/income, net

We had other income of RMB13.2 million in 2019 and other loss of RMB23.6 million (US$3.6 million) in 2020.

Provision for income taxes

We recorded provision for income taxes in the amount of RMB77.9 million in 2019 and RMB31.2 million (US$4.8 million) in 2020. The decrease in income tax expenses for the year ended December 31, 2020 was attributable to a decrease in taxable income. The material reconciling items between the tax expense computed by applying the PRC enterprise tax rate of 25% to income before income tax and the actual income tax expense is the tax impact from the tax holidays, which amounted to RMB72.4 million in 2019 and RMB41.9 million (US$6.4 million) in 2020.

Net income

As a result of the foregoing, our net income decreased by 59.9% from RMB573.4 million for the year ended December 31, 2019 to RMB229.7 million (US$35.2 million) for the year ended December 31, 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our revenues increased by 59.4% from RMB3,645.3 million for the year ended December 31, 2018 to RMB5,812.3 million for the year ended December 31, 2019, primarily due to the continuous sales growth of Xiaomi Wearable Products and the sales growth of our self-branded products.

Xiaomi Wearable Products. Our Xiaomi Wearable Products segment revenues increased by 71.9% from RMB2,439.5 million for the year ended December 31, 2018 to RMB4,193.7 million for the year ended December 31, 2019. The increase was primarily attributable to an increase in shipment volume of our Xiaomi Wearable Products from approximately 24.4 million in 2018 to approximately 38.4 million in 2019.

Self-branded products and others. Our self-branded products and others segment revenues increased by 34.2% from RMB1,205.8 million in 2018 to RMB1,618.6 million in 2019. The increase was primarily attributable to an increase in shipment volume of our self-branded products from approximately 3.1 million in 2018 to approximately 3.9 million in 2019.

Cost of revenues

Our cost of revenues increased by 60.6% from RMB2,705.9 million for the year ended December 31, 2018 to RMB4,344.5 million for the year ended December 31, 2019. The increase was in line with the rapid sales growth of our Xiaomi Wearable Products and self-branded products.

Xiaomi Wearable Products. Costs of revenues for our Xiaomi Wearable Products segment increased by 75.0% from RMB1,883.5 million for the year ended December 31, 2018 to RMB3,296.7 million for the year ended December 31, 2019. The increase was in line with the sales growth of our Xiaomi Wearable Products.

Self-branded products and others. Cost of revenues for our self-branded products and others segment increased by 27.4% from RMB822.4 million for the year ended December 31, 2018 to RMB1,047.8 million for the year ended December 31, 2019. The increase was in line with the sales growth of our self-branded products and the changes in our product mix.

Gross profit

Our gross profit increased by 56.2% from RMB939.5 million for the year ended December 31, 2018 to RMB1,467.7 million for the year ended December 31, 2019.

Research and development expenses

Research and development expenses increased by 63.7% from RMB263.2 million for the year ended December 31, 2018 to RMB430.8 million for the year ended December 31, 2019, primarily due to (i) an increase of RMB106.7 million in the salary and welfare compensation of research and development personnel; and (ii) an increase of RMB55.8 million in testing costs associated with our pipeline products, partially offset by a decrease of RMB31.0 million in share-based compensation expenses. The completion of our initial public offering in February 2018 and the amendment of certain vesting schedules of previously granted options triggered an acceleration of share-based compensation expenses recognition in 2018.

General and administrative expenses

General and administrative expenses increased by 16.1% from RMB214.0 million for the year ended December 31, 2018 to RMB248.5 million for the year ended December 31, 2019, primarily due to (i) an increase of RMB38.1 million in personnel-related costs; (ii) an increase of RMB20.3 million in professional fee related to improving operation management and business expansion; (iii) an increase of RMB8.1 million in miscellaneous expenses supporting our daily operation; and (v) an increase of RMB5.4 million in rental fee in relation to the open of several new offices, partially offset by a decrease of RMB47.2 million in share-based compensation. The completion of our initial public offering in February 2018 and the amendment of certain vesting schedules of previously granted options triggered an acceleration of share-based compensation expenses recognition in 2018.

Selling and marketing expenses

Selling and marketing expenses increased by 88.5% from RMB96.5 million for the year ended December 31, 2018 to RMB182.0 million for the year ended December 31, 2019, primarily due to (i) an increase of RMB59.5 million in advertising and promotional for our self-branded products, both in China and overseas market; (ii) an increase of RMB22.2 million in personnel-related costs.

Operating income

As a result of the factors set out above, we recorded an operating income of RMB606.5 million for the year ended December 31, 2019, as compared to an operating income of RMB365.7 million for the year ended December 31, 2018.

Interest income

Interest income represents interest earned on bank deposits. We had interest income of RMB33.5 million in 2019 and RMB11.6 million in 2018.

Other income

We had other income of RMB8.8 million in 2018 and RMB13.2 million in 2019.

Income tax expenses

We recorded income tax expenses in the amount of RMB52.0 million in 2018 and RMB77.9 million in 2019. The increase in income tax expenses for the year ended December 31, 2019 was attributable to an increase in taxable income. The material reconciling items between the tax expense computed by applying the PRC enterprise tax rate of 25% to income before income tax and the actual income tax expense is the tax impact from the tax holidays, which amounted to RMB58.3 million in 2018 and RMB72.4 million in 2019.

Net income

As a result of the foregoing, our net income increased by 70.5% from RMB336.3 million for the year ended December 31, 2018 to RMB573.4 million for the year ended December 31, 2019.

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

Hong Kong

Our subsidiary incorporated in Hong Kong, Hong Kong Zepp Holding Limited, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong for the years of assessment 2016/2017 and 2017/2018. Commencing from the year of assessment 2018/2019, the first HK$2.0 million of profits earned by Hong Kong Zepp Holding Limited will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from Hong Kong Zepp Holding Limited to us are not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiaries, VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Anhui Huami began to qualify as a high and new technology enterprise, or HNTE, since 2015 and renewed the HNTE certificate in July 2018. Anhui Huami Health Technology Co., Ltd. began to qualify as a HNTE since August 2020. Accordingly Anhui Huami was subject to a tax rate of 15% during the years ended December 31, 2018, 2019 and 2020. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and other related regulations, including Circular No. 9, and receives approval from the relevant tax authority. If Hong Kong Zepp Holding Limited satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. According to the SAT Circular No. 35, effective from January 1, 2020, a Hong Kong entity shall adopt the method of “self-discrimination, declaration of enjoyment, and retention of relevant materials for future reference,” and the above mentioned requirement of filing application package with the relevant tax authority has been abolished. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

Nature of Goods and Services

We generate substantially all of our revenues from sales of smart, wearable devices. We also generate a small amount of our revenues from our subscription-based services. For the years ended December 31, 2018, 2019 and 2020, we generated 66.9%, 72.2% and 69.0% of revenue from one customer for sales of exclusively designed and manufactured smart wearable devices, and 33.1%, 27.8% and 31.0% of revenue from sales of our self-branded products. Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for the goods or services. We recognized revenue, net of estimated sales returns and value-added taxes (“VAT”).

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

We allocate the transaction price to all performance obligations based on their relative standalone selling prices. The standalone selling prices are determined based on the expected cost plus margin as we determined that no observable price is available for any of its performance obligation. We considered multiple factors in the process of determining its cost plus margin including consumer behaviors and our internal pricing model. The cost plus margin estimated selling price for the smart and wearable devices comprised the majority of the transaction. The cost plus margin estimated selling price for the software services and software upgrades was estimated from RMB1.77 to RMB5.68 per unit, RMB1.72 to RMB10.62 per unit and from RMB1.83 to RMB8.40 per unit for the years ended December 31, 2018, 2019 and 2020, respectively. We recognize revenue for the amounts allocated to the connected smart and wearable devices when the customer obtains control of our product, which occurs at a point of time, typically upon delivery to the reseller and acceptance by the reseller, who has been identified as our customer. Amounts allocated to the software services and unspecified upgrade rights are deferred and recognized over time as the customer simultaneously receives and consumes the benefit over an estimated nine-month period.

Sales of self-branded products and others

For the years ended December 31, 2018, 2019 and 2020, we generated 33.1%, 27.8% and 31.0% of revenues from sales of our self-branded products to retailers, distributors and end users. Our revenue recognition for its self-branded products was consistent with that described in the preceding paragraphs.

Cooperation Agreement with One Customer

For the years ended December 31, 2018, 2019 and 2020, we generated 66.9% 72.2% and 69.0% of revenues from one customer for sales of exclusively designed and manufactured smart wearable devices. That customer is also the sole distributor for such smart wearable devices and is controlled by one of our shareholders. Under the cooperation agreement with this customer, we produce and assemble final product for shipments of wearable devices to that customer, who are then responsible for commercial distribution and sale of the product. The arrangement includes two payment installments. The first payment installment is priced to recover the costs incurred by us in developing and shipping the devices to the customer and is due from the customer to us once the products have been delivered and the customer has accepted the products. We allocate the initial payment installment between the hardware device, the software services, and the software upgrades based on their standalone selling price and recognizes revenue based on its recognition policy further described in the preceding paragraph. We are also entitled to receive a potential second installment payment calculated as 50 percent of the future net profits from commercial sales made by the customer. We have determined that the second installment consideration constitutes variable consideration and includes the amount in the transaction price to the extent it is not constrained and it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period (see below for further details). The second installment is also allocated between the hardware device, the software services, and the software upgrades based on the relative standalone price and is recognized based on our recognition policy further described in the preceding paragraph. Our revenue recognition policy of our products under our cooperation agreement is substantially consistent with that for our sales of self-branded products except that the installment payments arrangement under the cooperation agreement is not available to the self-branded products.

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

Sales Incentive

We periodically provide sales incentives to certain of our customers for self-branded products, including reduced sales prices and volume-based discounts. Volume discounts are negotiated on a contract-by-contract basis with customers and the discount will increase depending upon the volume purchased over the period. The sales incentives are discounts to be applied to future sales to the customer which cannot be exchanged for cash. To the extent that the volume discount or sales incentive represents a material right or options to acquire additional goods or services at a discount in the future period, the material right is recognized as a separate performance obligation at the outset of the arrangement based on the most likely amount of incentive to be provided to the customer. Amounts allocated to a material right are recognized as revenue when those future goods are sold to the customers.

Practical Expedients and Exemptions

We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling and marketing expenses. In addition, we do not disclose the value of unsatisfied performance obligations as all of its contracts have an original expected length of one year or less.

Rights of return

We offer limited sales returns for self-branded products sold directly to our customers. We estimate the amount of our products sales that may be returned by its customers and records this estimate as a reduction of revenue in the period the related revenue is recognized. We currently estimate product return liabilities using our own historical sales information. For the years ended December 31, 2018, 2019 and 2020, returns were insignificant.

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

Inventories

Our inventories consist of raw materials, finished goods and work in process. Inventories are stated at the lower of cost or net realizable value on a weighted average basis. Inventory costs include expenses that are directly or indirectly incurred in the purchase, including shipping and handling costs charged to us by suppliers, and production of manufactured product for sale. Expenses include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits and indirect labor. Cost is determined using the weighted average method. We assess the valuation of inventory and periodically write down and writes off the value for estimated excess and obsolete inventory based upon the product life cycle. During the years ended December 31, 2018, 2019 and 2020, inventory provision amounted to nil, RMB23.8 million and RMB4.4 million, respectively.

Intangible asset, net

Acquired intangible assets other than goodwill consist of the domain name for our website www.huami.com, an insurance brokerage license, trademark and patents.

The domain name and insurance brokerage license are recognized as an intangible asset with indefinite life and evaluated for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired. Such impairment test compares the fair values of the asset with its carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair value. The estimates of values of the intangible asset not subject to amortization are determined using discounted cash flow valuation approach. Significant assumptions are inherent in this process, including estimates of discount rates and cash flow.

The trademark and patents are recognized as intangible assets with finite lives and are amortized on a straight-line basis over their expected useful economic lives. Amortization is calculated on a straight-line basis over the estimated useful life of five to ten years.

Leases

We lease administrative office spaces in different cities in the PRC, and in the United States and Canada under operating leases. We determine whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on our consolidated balance sheets at the lease commencement. We measure our lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, which is the estimated rate that we would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. We estimate our incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to our company. We measure right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. We begin recognizing operating lease expense when the lessor makes the underlying asset available to us. Our leases have remaining lease terms of up to five years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, we did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

For short-term leases with lease term less than one year, we record operating lease expense in our consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, determination of our weighted average cost of capital and consideration of the impact of COVID-19. The estimates used to calculate the fair value of a reporting unit change from year to year based on results of operations and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

Prior to January 1, 2020, we performed a two-step goodwill impairment test. The first step compared the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeded its carrying amount, goodwill was not considered impaired and the second step was not required. If the carrying amount of a reporting unit exceeded its fair value, the second step compared the implied fair value of the affected reporting unit’s goodwill to the carrying amount of that goodwill. An impairment loss was recognized for any excess in the carrying amount of goodwill over the implied fair value of goodwill.

We adopted ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) On January 1, 2020, and used the one-step method for the goodwill impairment assessment for the year ended December 31, 2020. The guidance removes step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment is now the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the implied fair value and carrying amount of goodwill which was the step 2 test before.

During the years ended December 31, 2018, 2019 and 2020, we recognized nil impairment loss on goodwill.

Long-term investments

Our long-term investments consist of equity securities without readily determinable fair value, equity method investments and available-for-sale securities investments.

(a)         Equity securities without readily determinable fair value.

We account for equity investments that do not have a readily determinable fair value under the measurement alternative prescribed within Accounting Standards Update (“ASU”) 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.

We review our equity securities without readily determinable fair value for impairment at each reporting period by considering factors including, but not limited to, current economic and market conditions and the impact of COVID-19, the operating performance of the companies including current earning trends and other company specific information.

(b)         Equity Method Investment.

For an investee company over which we have the ability to exercise significant influence, but does not have a controlling interest, we accounts for the investment under the equity method. Significant influence is generally considered to exist when we has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method of accounting, the investee company’s accounts are not reflected within our consolidated balance sheets and statements of operations; however, our share of the earnings or losses of the investee company is reflected in the caption “income/(loss) from equity method investments” in the consolidated statements of operations.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, the determination of the weighted average cost of capital and the consideration of COVID-19 impact. We recorded RMB4.1 million, RMB0.2 million and nil impairment losses on its equity method investments during the years ended December 31, 2018, 2019 and 2020.

(c)          Available-for-sale Investments.

For investments which are determined to be debt securities, we accounts for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments.

Available-for-sale investment is carried at its fair value and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. We recorded RMB12.3 million, RMB3.5 million unrealized gains and RMB22.6 million unrealized losses in accumulated other comprehensive income on its available-for-sale investments during the years ended December 31, 2018, 2019 and 2020, respectively.

We evaluate each individual investment periodically for impairment. For investments where we do not intend to sell, we evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder’s equity. As of December 31, 2020, there were no investments held by us that had been in continuous unrealized loss position.

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

Share-based payment

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. We elected to recognize compensation expenses using the straight-line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award. We elect to recognize forfeitures when they occur.

We estimated the fair value of share options using the binomial option-pricing model with the assistance from an independent valuation firm. The fair value of each option grant is estimated on the date of grant with the following key assumptions:

	For the years ended December 31,
	2018	2019	2020
Risk-free interest rate	2.04%-2.83%	2.14%	0.67%-0.72%
Expected volatility	36%-52.5%	50.4%	51.9%-52.0%
Expected life of option (years)	1-10	10	10
Expected dividend yield	0.0%	0.0%	0.0%
Fair value per ordinary share	15.03-16.85	12.65	21.60-23.10

We estimate the fair value of our restricted shares and restricted share units based on the fair value of our ordinary shares on the date of grant. For the years ended December 31, 2018, 2019 and 2020, we recorded share-based compensation expenses of RMB29.4 million, RMB3.7 million and RMB22.8 million related to restricted shares and restricted share units.

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

Recent Accounting Pronouncements

For a summary of recently issued accounting pronouncements, see Note 2 to the consolidated financial statements of Zepp Health Corporation and its subsidiaries pursuant to Item 17 of Part III of this annual report.

B.           Liquidity and Capital Resources

The following table sets forth the movements of our cash flows for the periods presented:

	Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	707,605	427,999	157,302	24,107
Net cash used in investing activities	(324,841)	(112,703)	(206,880)	(31,705)
Net cash provided by financing activities	639,170	25,609	564,671	86,539
Net (decrease)/increase in cash and cash equivalents	1,021,934	340,905	515,093	78,941
Exchange rate effect on cash and cash equivalents	60,357	11,274	(43,334)	(6,641)
Cash, cash equivalents and restricted cash at the beginning of year	369,521	1,451,812	1,803,991	276,474
Cash, cash equivalents and restricted cash at end of year	1,451,812	1,803,991	2,275,750	348,774

As of December 31, 2018, 2019 and 2020, our cash, cash equivalents and restricted cash were RMB1,451.8 million, RMB1,804.0 million and RMB2,275.8 million (US$348.8 million), respectively, out of which RMB513.5, RMB717.6 million and RMB609.7 million (US$93.4 million) were held in U.S. dollars, and RMB937.7 million, RMB1,084.3 million and RMB1,618.7 million (US$248.1 million) were held in Renminbi, as of December 31, 2018, 2019 and 2020, respectively. Our cash, cash equivalents and restricted cash primarily consist of cash at banks and on hand. 84.6% of our cash, cash equivalents and restricted cash as of December 31, 2020 were held in China, and 57.6% of our cash, cash equivalents and restricted cash were held by our VIEs.

We believe our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

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

In utilizing the proceeds we received from our initial public offering and our ADS offering in April 2019, and the other cash that we hold offshore, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

●	capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterparts; and

●	loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

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

Operating activities

Net cash provided by operating activities for the year ended December 31, 2020 was RMB157.3 million (US$24.1 million). The difference between our net income of RMB229.7 million (US$35.2 million) and the net cash provided by operating activities was primarily due to additional RMB210.0 million (US$32.2 million) used in working capital, partially offset by the adjustment of RMB137.6 million (US$21.1 million) in non-cash items, which primarily consisted of inventory provision and write off and share-based compensation. Changes in working capital for the year ended December 31, 2020 primarily consisted of an increase by RMB410.7 million (US$62.9 million) in inventories, a decrease by RMB149.4 million (US$22.9 million) in accrued expense and other current liabilities, an increase by RMB131.2 million (US$20.1 million) in accounts receivable, and an increase by RMB80.0 million (US$12.3 million) in prepaid expenses and other current assets, partially offset by a decrease by RMB583.5 million (US$89.4 million) in amount due from related parties.

Net cash provided by operating activities for the year ended December 31, 2019 was RMB428.0 million. The difference between our net income of RMB573.4 million and the net cash provided by operating activities was primarily due to additional RMB249.7 million used in working capital, partially offset by the adjustment of RMB104.3 million in non-cash items, which primarily consisted of inventory write-off and share-based compensation. Changes in working capital for the year ended December 31, 2019 primarily consisted of an increase by RMB771.0 million in amount due from related parties, an increase by RMB433.0 million in inventories, and an increase by RMB130.0 million in accounts receivable, partially offset by an increase by RMB935.8 million in accounts payable and an increase by RMB86.2 million in accrued expense and other current liabilities.

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

As of December 31, 2018, 2019 and 2020, we had amount due from related parties of RMB656.4 million, RMB1,421.2 million and RMB860.2 million (US$131.8 million), respectively, among which RMB648.4 million, RMB1,418.6 million and RMB833.2 million (US$127.7 million) were from Xiaomi and its affiliates, respectively. Xiaomi usually places significant product orders in the fourth quarter of each year relating to major promotional events, and this results in high inventories and account receivables from Xiaomi at the end of each year. All of the amount due from Xiaomi as of December 31, 2018, 2019 and 2020 was collected in the first quarter of 2019, 2020 and 2021, respectively.

Investing activities

Net cash used in investing activities was RMB206.9 million (US$31.7 million) for the year ended December 31, 2020, primarily due to purchase of term deposits of RMB212.1 million (US$32.5 million), purchase of property, plant and equipment of RMB83.6 million (US$12.8 million), purchase of long-term investments of RMB82.2 million (US$12.6 million) and acquisition of businesses and assets of RMB26.7 million (US$4.1 million), partially offset by proceeds from the maturity of term deposits of RMB207.1 million (US$31.7 million).

Net cash used in investing activities was RMB112.7 million for the year ended December 31, 2019, primarily due to purchase of long-term investments of RMB180.9 million, purchase of property, plant and equipment of RMB34.3 million and purchase of intangible assets of RMB11.8 million, partially offset by proceeds from the maturity of term deposits of RMB97.0 million.

Net cash used in investing activities was RMB324.8 million for the year ended December 31, 2018, primarily due to purchase of term deposits of RMB385.0 million, purchase of long term investments of RMB109.9 million, purchase of short-term investments of RMB41.3 million and purchase of intangible assets of RMB52.0 million, partially offset by proceeds from the maturity of term deposits of RMB288.8 million.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2020 was RMB564.7 million (US$86.5 million), primarily due to bank borrowings of RMB1,207.8 million (US$185.1 million), partially offset by the repayment of bank borrowing of RMB643.1 million (US$98.6 million).

Net cash provided by financing activities for the year ended December 31, 2019 was RMB25.6 million, primarily due to the proceeds of RMB49.2 million from the offering of our ADSs in April 2019, partially offset by the repayment of bank borrowing of RMB20.0 million.

Net cash provided by financing activities for the year ended December 31, 2018 was RMB639.2 million, primarily due to the proceeds of RMB657.1 million from the initial public offering of our ADSs.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property, plant and equipment and intangible assets. Our capital expenditures were RMB69.2 million, RMB46.1 million and RMB84.8 million (US$13.0 million) in the years ended December 31, 2018, 2019 and 2020, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Zepp Health Corporation is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our VIEs and their subsidiaries in China. As a result, Zepp Health Corporation’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

The table below sets forth the respective revenues contribution and assets of Zepp and our wholly-owned subsidiaries and our VIEs as of the dates and for the periods indicated:

	Revenues(1)			Total assets(1)
	For the Year Ended December 31,			As of December 31,
	2018	2019	2020	2019	2020
Zepp and its wholly-owned subsidiaries	0.2%	0.2%	2.1%	17.0%	27.7%
VIEs	99.8%	99.8%	97.9%	83.0%	72.3%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	The percentages exclude the inter-company transactions and balances between our subsidiaries and our VIEs.

C.           Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by December 31,
	Total	2021	2022 - 2023	2024 - 2026	After 2026

	(in thousands of RMB)
Lease commitments(1)(2)	182,877	50,398	98,266	34,213	—

Note:

(1)	Lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities with various expiration dates beyond 2020.
(2)	As of December 31, 2017, we had a minimum capital commitment of RMB423.3 million in connection with the purchase of a building under an agreement between Anhui Huami and Hefei High-Tech Administrative Office. In December 2018, the agreement was terminated. In March 2019, the two parties entered into a five-year lease agreement, the payment under which is included in the table, in connection with the same building.

G.           Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wang Huang	45	Chairman of the Board of Directors and Chief Executive Officer
De Liu	47	Director
Yunfen Lu	55	Director
Xiaojun Zhang	49	Director
Jimmy Lai	64	Independent Director
Hongjiang Zhang	60	Independent Director
Bing Xie	53	Independent Director
Leon Cheng Deng	38	Chief Financial Officer
Mike Yan Yeung	50	Chief Operating Officer
Hui Wang	43	Vice President of Corporate Strategy and General Manager of Beijing Operations
Pengtao Yu	39	Chief Industrial Designer

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

Ms. Yunfen Lu has served as our director since April 2015. Ms. Lu also serves as the director of Anhui Huami, Beijing Huami, Hong Kong Zepp Holding Limited, Shenzhen Yunding Information Technology Co., Ltd. and Jiangsu Yitong High-tech Co., Ltd., (Shenzhen: 300211). Ms. Lu served as the financial controller of Hefei Huaheng Electronic Technology Co., Ltd. From November 2002 to March 2009, Ms. Lu worked at Hefei Huakai Yuanheng Information Technology Co., Ltd, where she was responsible for overseeing financial accounting, procurement, administrative affairs and manufacturing management. Ms. Lu received her secondary vocational degree in accounting from Shanghai Lixin Vocational School of Accounting (now Shanghai Lixin University of Accounting and Finance) in 1986. Ms. Lu is appointed as a director to our board by the Co-Founder Entities. Pursuant to the Memorandum and Articles, the Co-Founders Entities will be entitled to appoint three directors so long as they continue to beneficially own no less than 60% of the shares they beneficially owned as of January 12, 2018.

Mr. Xiaojun Zhang has served as our director since April 2015. In addition to this role, Mr. Zhang has also served as vice president of Anhui Huami since January 2014, where he is responsible for overseeing human resources. Prior to joining us, Mr. Zhang served as the vice president of Hefei Huaheng Electronic Technology Co., Ltd from October 2011 to December 2013. From September 2010 to October 2011, Mr. Zhang served as deputy general manager of Anhui Mei Bang Investment Management Co., Ltd. From July 2009 to September 2010, Mr. Zhang served as head of the human resources and administrative affairs department at the Anhui branch of Sunshine Insurance Group Corporation Limited. Prior to that, Mr. Zhang worked at the Immigration Office of Anhui Provincial Public Security Department, where he held multiple positions including clerk, deputy chief officer and chief officer, from July 1994 to July 2009. Mr. Zhang received his bachelor’s degree in Chinese language and literature from Anhui University in 1994. Mr. Zhang is appointed as a director to our board by the Co-Founder Entities. Pursuant to the Memorandum and Articles, the Co-Founders Entities will be entitled to appoint three directors so long as they continue to beneficially own no less than 60% of the shares they beneficially owned as of January 12, 2018.

Mr. Jimmy Lai has served as our director since February 2018. In addition to this role, Mr. Lai also serves as chief financial officer of a biotechnology company, Acepodia, Inc., since March 2021. Mr. Lai has served as the chief financial officer of China Online Education Group, an NYSE-listed company and an online English language education services provider in China, from June 2015 to December 2018. In addition to his role at China Online Education, Mr. Lai serves as an independent director on the board of directors of PPDAI Group Inc., an NYSE-listed company and an online consumer finance provider in China. Prior to joining China Online Education Group, Mr. Lai served as the chief financial officer of Chukong Technologies Corp., a mobile entertainment platform company in China, from 2013 to 2015. Mr. Lai served as the chief financial officer of Gamewave Corporation, a webgame company in China, from 2011 to 2013. Prior to that, Mr. Lai served as the chief financial officer of Daqo New Energy Corp., an NYSE-listed company and a polysilicon manufacturer based in China, from 2009 to 2011. From 2008 to 2009, Mr. Lai served as the chief financial officer of Linktone Ltd., a Nasdaq-listed company and a provider of wireless interactive entertainment services to consumers in China. From 2006 to 2008, Mr. Lai was the chief financial officer of Palm Commerce Holdings, an information technology solution provider for the China lottery industry. Prior to that, he served as an associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a company listed on the NYSE and the Hong Kong Stock Exchange, from 2002 to 2006, and as a controller and director of financial planning at AMX Corporation from 1997 to 2001. Mr. Lai received his bachelor’s degree in statistics from the National Cheng Kung University in Taiwan and his MBA from the University of Texas in Dallas. Mr. Lai is a certified public accountant licensed in the State of Texas.

Dr. Hongjiang Zhang has served as our director since February 2018. Currently, Dr. Zhang is a venture partner at Source Code Capital, a senior advisor of Carlyle Group. He also serves as an independent non-executive director of BabyTree Group, a Hong Kong listed company, and an independent director of Digital China Ltd. listed in Shenzhen Stock Exchange in China, and is currently the non-executive chairman of AAC Technologies Holdings Inc. listed in Hong Kong. From October 2011 to November 2016, Dr. Zhang served as an executive director and the chief executive officer of Kingsoft Corporation Limited, a Chinese software and internet services company listed on the Hong Kong Stock Exchange. Dr. Zhang also served as a director and the chief executive officer of Kingsoft Cloud, a subsidiary of Kingsoft Corporation Limited, from January 2012 to December 2016. In addition, during his service to Kingsoft, he also served as a director at various public companies listed in the United States, including Cheetah Mobile Inc., Xunlei Limited and 21 Vianet Group, Inc., all listed in the United States. Prior to joining Kingsoft, Dr. Zhang was the chief technology officer for Microsoft Asia-Pacific Research and Development Group from January 2006 to October 2011, the managing director of the Microsoft Advanced Technology Center from January 2004 to October 2011, and the assistant managing director of Microsoft Research Asia from April 1999 to December 2003. Dr. Zhang received his bachelor’s degree in electrical engineering from Zhengzhou University in 1982 and Ph.D. in electrical engineering from the Technical University of Denmark in 1991.

Mr. Bing Xie has served as our director since November 2020. Prior to that, Mr. Xie was senior vice president and executive officer of Texas Instrument from 2013 to 2020, leading the worldwide sales and applications teams. Mr. Xie started his career at Hewlett-Packard, and later joined Bay Networks and 3Com. He has lived and worked in China, Italy, America and Canada. Mr. Xie holds a bachelor of science degree in electronics engineering from Xidian University, and an MBA from Clemson University.

Mr. Leon Cheng Deng has served as our chief financial officer since October 2020. Mr. Deng has extensive experience in accounting, financial management, manufacturing, and international business with Royal Philips. He was the head of finance in Philips’ business group of domestic appliances from July 2019 to October 2020 and the head of finance in the business group of personal care from September 2018 to July 2019. Prior to that, Mr. Deng was the head of corporate finance and financial risks in Philips’ treasury group. Mr. Deng also played a critical leadership role in the divestiture of Philips’ TV and Audio divisions, the Philips Lighting separation, and a series of acquisitions in the past. Mr. Deng holds a CPA certificate in Australia, and a Chartered Global Management Accountant certification from CIMA. He earned a Bachelor of Finance degree from Shanghai International Studies University, and a Master of International Finance degree from the University of Amsterdam.

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

Dr. Hui Wang has served as our vice president of corporate strategy and general manager of Beijing operations since August 2014. Prior to joining us, Dr. Wang worked at Lenovo Group Ltd. from 2007 to 2014, first as a researcher and later as its chief product director. Prior to joining Lenovo, Dr. Wang worked at NEC Labs China from 2005 to 2007. Dr. Wang received his bachelor’s degree in electronic and information engineering and Ph.D. in communication and information system from the University of Science and Technology of China in 2000 and 2005, respectively.

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

B.           Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately RMB24.4 million (US$3.7 million) in cash to our executive officers and RMB1.1 million (US$0.2 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2015 Share Incentive Plan

In October 2015, our shareholders and board of directors approved the 2015 Share Incentive Plan, which we refer to as the 2015 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The 2015 Plan consists of a share incentive plan for U.S. service providers and a share incentive plan for PRC service providers. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2015 Plan is 14,328,358 Class A ordinary shares. As of March 31, 2021, awards to purchase 13,735,051 Class A ordinary shares have been granted and are outstanding under the 2015 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates. Grantees of our share incentive awards under the 2015 Plan resident in China were not permitted to exercise their options prior to the completion of our initial public offering.

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

2018 Share Incentive Plan

In January 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2018 Plan is 9,559,607 ordinary shares. The number of shares reserved for future issuances under the 2018 Plan will be increased by (i) a number equal to 1.0% of the total number of outstanding shares immediately after our initial public offering, or (ii) such number of shares as may be determined by our board of directors, on the first day of each calendar year during the term of the 2018 Plan beginning in 2018. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2018 Share Incentive Plan was 16,729,312 as of January 1, 2021. As of March 31, 2021, awards to purchase 12,919,520 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2021, the awards granted under our 2015 Plan and 2018 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates:

Ordinary Shares Underlying
	Options and	Exercise Price
Name	Restricted Shares	(US$/Share)	Date of Grant	Date of Expiration
Mike Yan Yeung	*(1)	—	October 21, 2015	—
	*	0.79	October 21, 2015	February 1, 2019
	*(1)	—	August 18, 2020	—
Leon Cheng Deng	*	—	August 31, 2020	August 31, 2030
Hui Wang	*	—	October 21, 2015	October 20, 2025
	*	—	August 18, 2020	August 18, 2030
Pengtao Yu	*(1)	—	October 21, 2015	—
	*(1)	—	August 18, 2020	—
Yunfen Lu	*	—	August 18, 2020	August 18, 2030
Xiaojun Zhng	*	—	August 18, 2020	August 18, 2030
Total	9,474,700

Notes:

* Less than one percent of our total outstanding shares.

(1)         Restricted shares

As of March 31, 2021, other employees as a group held outstanding options to purchase 9,435,873 Class A ordinary shares of our company, at a weighted average exercise price of US$0.25 per share, 2,076,217 restricted shares, and 3,240,201 restricted share units.

C.           Board Practices

Our board of directors consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice, (b) such director has not been disqualified by the chairman of the relevant board meeting, and (c) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the rules of the New York Stock Exchange. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Jimmy Lai, Dr. Hongjiang Zhang and Mr. Bing Xie. Mr. Lai is the chairman of our audit committee. We have determined that Mr. Jimmy Lai, Dr. Hongjiang Zhang, and Mr. Bing Xie satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Mr. Lai qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Wang Huang, Mr. Jimmy Lai, Dr. Hongjiang Zhang and Mr. Bing Xie. Dr. Zhang is the chairman of our compensation committee. We have determined that Mr. Jimmy Lai, Dr. Hongjiang Zhang, and Mr. Bing Xie satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Wang Huang, Mr. Jimmy Lai, Dr. Hongjiang Zhang and Mr. Bing Xie. Mr. Huang is the chairperson of our nominating and corporate governance committee. Mr. Jimmy Lai, Dr. Hongjiang Zhang, and Mr. Bing Xie satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

D.           Employees

We had 694, 1,132 and 1,507 employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020:

As of
December 31,
2020
Function:
Research and development	887
Selling and marketing	339
Administrative	183
Supply chain management	98
Total	1,507

As of December 31, 2020, we had 511 employees in Shenzhen, 414 employees in Hefei, 344 employees in Beijing, 130 employees in Nanjing, 19 employees in other cities in mainland China, 42 employees in Vancouver, 19 employees in Cupertino, 7 employees in Irvine, 13 employees in cities in Europe and 8 employees in cities in Asia.

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

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.           Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021 by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially 5% or more of our total outstanding shares.

The calculations in the table below are based on 134,606,068 Class A ordinary shares and 117,208,247 Class B ordinary shares outstanding as of March 31, 2021, excluding Class A ordinary shares issuable upon the exercise of outstanding share options and Class A ordinary shares reserved for issuance under our 2015 Plan and 2018 Plan.

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

	Ordinary Shares
	Beneficially Owned
					Percentage
				Percentage	of
	Class A	Class B	Total	of total	aggregate
	ordinary	ordinary	ordinary	ordinary	voting
	shares	shares	shares	shares	power†
Directors and Executive Officers:**
Wang Huang(1)	—	81,347,127	81,347,127	32.3%	62.3%
De Liu	—	—	—	—	—
Yunfen Lu(2)	*	3,450,746	3,450,746	1.4%	2.6%
Xiaojun Zhang(3)	*	2,107,463	2,107,463	*	1.6%
Jimmy Lai(4)	*	—	*	*	*
Hongjiang Zhang(5)	—	—	—	—	—
Bing Xie	—	—	—	—	—
Leon Cheng Deng	—	—	—	—	—
Mike Yan Yeung	*	—	*	*	*
Hui Wang(6)	*	—	*	*	*
Pengtao Yu(7)	*	—	*	*	*
All Directors and Executive Officers as a Group	4,998,724	81,347,127	86,345,851	33.7%	62.4%
Principal Shareholders:
HHtech Holdings Limited(8)	—	81,347,127	81,347,127	32.3%	62.3%
Wells Fargo & Company(9)	24,530,284	—	24,530,284	9.7%	1.9%
People Better Limited(10)	—	35,861,112	35,861,112	14.2%	27.4%
Shunwei High Tech Limited(11)	16,598,560	—	16,598,560	6.6%	1.3%

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

**   Each of Mr. Wang Huang, Yunfen Lu, Xiaojun Zhang, Leon Cheng Deng, Mike Yan Yeung and Hui Wang’s business address is Huami Global Innovation Center, Building B2, Zhong’an Chuanggu Technology Park, No. 900 Wangjiang West Road Road, Hefei, 230088, People’s Republic of China. Pengtao Yu’s business address is 10050 North Wolfe Road, Cupertino, California 95104. Mr. De Liu’s business address is Keliyuan Building, No.72 Anningzhuang East Road, Haidian District, Beijing, 100085, People’s Republic of China. Mr. Jimmy Lai’s business address is 4521 Turnberry Ct, Plano, Texas, 75024, USA. Dr. Hongjiang Zhang’s business address is 627 Jurong West St 65, #14-380, Singapore 640627. Bing Xie’s business address is 10005 Meadowbrook Drive, Dallas, Texas, U.S. 75229.

(1)	Represents 65,836,680 Class B ordinary shares held by HHtech Holdings Limited, a British Virgin Islands company, and 15,510,447 Class B ordinary shares beneficially owned by HHtech Holdings Limited as the result of the voting agreement dated January 12, 2018 by and among. HHtech Holdings Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Haiyu Holding Limited, Shu Hill Holding Limited and Wenshui Holding Limited. HHtech Holdings Limited is wholly owned by Wayne Holding Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Wang Huang and his family members. Mr. Huang is the sole director of HHtech Holdings Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Huang is entitled to exercise voting and dispositive power over the shares held by HHtech Holdings Limited. The registered address of HHtech Holdings Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Represents 3,450,746 Class B ordinary shares held by Haiyu Holding Limited, a British Virgin Islands company. Haiyu Holding Limited is wholly owned by Hong An Holding Limited, which in turn is wholly owned by a trust established for the benefit of Ms. Yunfen Lu and her family members. Ms. Lu is the sole director of Haiyu Holding Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Ms. Lu is entitled to exercise voting and dispositive power over the shares held by Haiyu Holding Limited. The registered address of Haiyu Holding Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)	Represents (i) the share options Mr. Xiaojun Zhang has the right to exercise within 60 days after February 28, 2021, and (ii) 2,107,463 Class B ordinary shares held by Shu Hill Holding Limited, a British Virgin Islands company. Shu Hill Holding Limited is wholly owned by Sunflower International Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Xiaojun Zhang and his family members. Mr. Zhang is the sole director of Shu Hill Holding Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Zhang is entitled to exercise voting and dispositive power over the shares held by Shu Hill Holding Limited. The registered address of Shu Hill Holding Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Represents the restricted share units Mr. Jimmy Lai has the right to acquire within 60 days after the date of this annual report.

(5)	Represents the restricted share units Mr. Hongjiang Zhang has the right to acquire within 60 days after the date of this annual report.

(6)	Represents the Class A ordinary shares Mr. Hui Wang has the right to acquire upon exercise of option within 60 days after the date of this annual report.

(7)	Represents the restricted shares held by Mr. Pengtao Yu.

(8)	Based on the information provided by (i) HHtech Holdings Limited, a British Virgin Islands company, (ii) Wayne Holding Limited, a Samoa company and (iii) Mr. Wang Huang, pursuant to which 65,836,680 Class B ordinary shares are held by HHtech Holdings Limited, and 15,510,447 Class B ordinary shares are beneficially owned by HHtech Holdings Limited as the result of the voting agreement dated January 12, 2018 by and among HHtech Holdings Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Haiyu Holding Limited, Shu Hill Holding Limited and Wenshui Holding Limited. HHtech Holdings Limited is wholly-owned by Wayne Holding Limited, which in turn is wholly-owned by a trust established for the benefit of Mr. Wang Huang and his family members. Mr. Huang is the sole director of HHtech Holdings Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Huang is entitled to exercise voting and dispositive power over the shares held by HHtech Holdings Limited. The registered address of HHtech Holdings Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(9)	Based on information provided by Wells Fargo & Company, a Delaware corporation, 24,530,284 Class A ordinary shares are held by Wells Fargo & Company on its own behalf and on behalf its subsidiaries Wells Capital Management Incorporated and Wells Fargo Funds Management, LLC.

(10)	Based on the statement on Schedule 13G filed on February 1, 2019 jointly by (i) People Better Limited, a British Virgin Islands company, (ii) Fast Pace Limited, a British Virgin Island company and (iii) Xiaomi, pursuant to which 35,861,112 Class B ordinary shares are held by People Better Limited. The registered address of People Better Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. People Better Limited is a wholly-owned subsidiary of Fast Pace Limited, which is a wholly-owned subsidiary of Xiaomi.

(11)	Based on the statement on Schedule 13G/A filed on February 9, 2021 jointly by (i) Shunwei High Tech Limited, (ii) Shunwei China Internet Fund II, L.P., (iii) Shunwei Capital Partners II GP, L.P., (iv) Shunwei Capital Partners II GP Limited and (v) Mr. Koh Tuck Lye, pursuant to which 16,598,560 Class A ordinary shares are held by Shunwei High Tech Limited, a British Virgin Islands company. The registered address of Shunwei High Tech Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Shunwei High Tech Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited, which is controlled by Mr. Koh Tuck Lye.

To our knowledge, as of March 31, 2021, 141,557,820 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this annual report, none of our ordinary shares are held by governmental entities of our place of incorporation, and no government entity in the place where our registered public accounting firm is located and organized has a controlling financial interest in our company.

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

Our Relationship with Xiaomi

As of March 31, 2021, Xiaomi held 14.2% of our total outstanding shares, and has appointed one director to our board pursuant to the Shareholders Agreement among all our shareholders and us. We have been a major partner of Xiaomi to design and manufacture Xiaomi Wearable Products. In October 2017, we entered into a business cooperation agreement and a strategic cooperation agreement with Xiaomi, which grants us the most-preferred-partner status globally to develop future Xiaomi Wearable Products. In October 2020, we extended the strategic cooperation agreement with Xiaomi for three years, which will end in October 2023. The renewed agreement deepened our cooperation with Xiaomi by expanding our most-preferred-partnership with each other on development and sales of products customized for Xiaomi, including smart band, smart watch and smart scale as well as in the field of chip development and algorithms regarding smart wearable technology.

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

This extended strategic cooperation agreement will expire in October 2023, and can be terminated earlier by Xiaomi if (i) we fail to deliver products to the market within the period mutually agreed by Xiaomi and us, or if the products do not meet Xiaomi’s requirements (ii) return rates of our products are above certain threasholds or more than three consecutive months, or a material quality issue causes a massive product recall, and (iii) sales of Xiaomi Wearable Products decrease by 20% or more year-over-year for any year, or fail to increase by at least 20% year-over-year for two consecutive years.

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

With respect to intellectual properties, we and Xiaomi will have joint ownership over patents generated from the process of design, development, manufacturing and sales of Xiaomi Wearable Products as well as intellectual properties relating to certain industrial design of Xiaomi Wearable Products. We by ourselves own all other intellectual properties generated from the design, development, manufacturing and sales of Xiaomi Wearable Products.

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

Transactions with Xiaomi

In the year ended December 31, 2020, we recorded RMB4,449.8 million (US$682.0 million) in revenues from Xiaomi and its affiliates primarily for the sales of Xiaomi Wearable Products and self-branded products and others. As of December 31, 2020, the amount due from Xiaomi and its affiliates was RMB833.2 million (US$127.7 million).

In the year ended December 31, 2019, we recorded RMB4,281.0 million in revenues from Xiaomi and its affiliates primarily for the sales of Xiaomi Wearable Products and self-branded products and others. As of December 31, 2019, the amount due from Xiaomi and its affiliates was RMB1,418.6 million.

In the year ended December 31, 2018, we recorded RMB2,816.7 million in revenues from Xiaomi and its affiliates primarily for the sales of Xiaomi Wearable Products and self-branded products and others. As of December 31, 2018, the amount due from Xiaomi and its affiliates was RMB648.4 million. In addition, as part of our investment strategy, we lent to Xi’an Haidao Information Technology Co., Ltd., an affiliate of Xiaomi and one of our investee companies. As of December 31, 2018, the outstanding loan amount to such company was nil.

Other Transactions with Related Parties

We have invested in a number of companies as a strategy to expand our business partner network, and we extended loans to our investee companies from time to time to support their operations. In 2019, we evaluated the loan extended to Hangzhou Yunyou Technology Co. Ltd. and concluded that it would not be collected. We recognized an impairment loss of RMB5.6 million therefrom. In addition, we also extended loans to Hangzhou Aqi Vision Technology Co., Ltd. and Xi’an Haidao information Technology Co., Ltd., but we wrote off all the outstanding balance of the loans made to them in 2018.

Hefei Huaheng Electronic Technology Co., Ltd., a company controlled by Mr. Wang Huang, our chairman and chief executive officer, acts as our distributor of self-branded products. We recorded sales revenue of RMB308 thousand from it for the year ended December 31, 2018. In 2019, we purchased certain intangible assets from it, which amounted to RMB11.3 million.

In 2020, we sold 26.7% equity interest in Shenzhen Yunding Information Technology Co., Ltd. for a cash consideration of RMB22.5 million to Gongqingcheng Yunding Ruiheng Investment L.P., of which RMB20.0 million had been received in January 2021.

In 2020, we made a prepayment of RMB12.0 million to purchase a building of Hefei Yizhi Electronic Technology Co., Ltd., a company controlled by Mr. Wang Huang.

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

B.           Plan of Distribution

Not applicable.

C.           Markets

Our ADSs, each representing four Class A ordinary shares of ours, have been listed on the NYSE since February 8, 2018. Our ADSs traded under the symbol “HMI” from February 8, 2018 to February 24, 2021. Our ADSs started trading under the new symbol, “ZEPP” in February 25, 2021.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10.              ADDITIONAL INFORMATION

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

The following are summaries of material provisions of our Memorandum and Articles and of the Companies Act (As Revised), insofar as they relate to the material terms of our ordinary shares. Neither our certificate of incorporation nor our memorandum and articles of association contains any charter of the Chinese Communist party or any text thereof.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our Memorandum and Articles provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Memorandum and Articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Our Memorandum and Articles also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

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

We believe that Zepp Health Corporation is not a PRC resident enterprise for PRC tax purposes. Zepp Health Corporation is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Zepp Health Corporation meets all of the conditions above. Zepp Health Corporation is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Zepp Health Corporation is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Zepp Health Corporation would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Zepp Health Corporation is treated as a PRC resident enterprise. Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment.

Accordingly, our subsidiary Hong Kong Zepp Holding Limited may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations and obtain the approvals as required. However, according to SAT Circular 81, if the relevant tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable tax rate on dividends in the future.

Provided that our Cayman Islands holding company, Zepp Health Corporation, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. SAT Public Notice 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, there is uncertainty as to the application of SAT Public Notice 37 and SAT Public Notice 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 37 and SAT Public Notice 7 and we may be required to expend valuable resources to comply with SAT Public Notice 37 and SAT Public Notice 7 or to establish that we should not be taxed under SAT Public Notice 37 and SAT Public Notice 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders in securities that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our stock by vote or value; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

●	an individual who is a citizen or resident of the United States;

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our income and assets, and the market value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable future, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile).

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 4.5% for December 2019 and 4.7% for December 2020. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

D.           American Depositary Shares

Charges Our ADS Holders May Have to Pay

The depositary of our ADS facility, Deutsche Bank Trust Company Americas, shall charge the following fees for the services performed under the terms of the deposit agreement, provided, however, that no fees shall be payable upon distribution of cash dividends so long as the charging of such fee is prohibited by the exchange, if any, upon which the ADSs are listed:

●	to any person to whom ADSs are issued or to any person to whom a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash), a fee not in excess of US$5.00 per 100 ADSs (or fraction thereof) so issued under the terms of the deposit agreement to be determined by the depositary;

●	to any person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason including, inter alia, cash distributions made pursuant to a cancellation or withdrawal, a fee not in excess of US$5.00 per 100 ADSs reduced, cancelled or surrendered (as the case may be);

●	to any holder of ADSs, a fee not in excess of US$5.00 per 100 ADSs held for the distribution of cash dividends;

●	to any holder of ADSs, a fee not in excess of US$5.00 per 100 ADSs held for the distribution of cash entitlements (other than cash dividends) and/or cash proceeds, including proceeds from the sale of rights, securities and other entitlements;

●	to any holder of ADSs, a fee not in excess of US$5.00 per 100 ADSs (or portion thereof) issued upon the exercise of rights; and

●	for the operation and maintenance costs in administering the ADSs an annual fee of US$5.00 per 100 ADSs, such fee to be assessed against holders of record as of the date or dates set by the depositary as it sees fit and collected at the sole discretion of the depositary by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions.

In addition, holders, beneficial owners, any person depositing Shares for deposit and any person surrendering ADSs for cancellation and withdrawal of deposited securities will be required to pay the following charges:

●	taxes (including applicable interest and penalties) and other governmental charges;

●	such registration fees as may from time to time be in effect for the registration of our ordinary shares or other deposited securities with the foreign registrar and applicable to transfers of ordinary shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

●	such cable, telex, facsimile and electronic transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the depositor depositing or person withdrawing ordinary shares or holders and beneficial owners of ADSs;

●	the expenses and charges incurred by the depositary and/or a division or affiliate(s) of the depositary in the conversion of foreign currency;

●	such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs;

●	the fees and expenses incurred by the depositary in connection with the delivery of deposited securities, including any fees of a central depository for securities in the local market, where applicable; and

●	any additional fees, charges, costs or expenses that may be incurred by the depositary or a division or affiliate(s) of the depositary from time to time.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2020, we received reimbursement of US$136,211 from the depositary.

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

Use of Proceeds

By the end of 2019, we had applied all the net proceeds from our initial public offering and the registered follow-on offering of our ADSs in April 2019.

ITEM 15.              CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

ITEM 16B.            CODE OF ETHICS

In January 2018, our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at http://www.zepp.com/investor.

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

	For the Year Ended December 31,
	2019	2020

	(in thousands of RMB)
Audit fees(1)	8,400	7,923
Tax fees(2)	300	450

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our ADS offering in April 2019.

(2)	“Tax fees” represents the aggregated fees for professional services rendered by our independent registered public accounting firm for tax declaration service.

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

ITEM 18.              FINANCIAL STATEMENTS

The consolidated financial statements of Zepp Health Corporation are included at the end of this annual report.

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
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1/A filed with the Securities and Exchange Commission January 26, 2018 (File No. 333-222528))

2.3

Deposit Agreement, dated as of February 7, 2018, among the Registrant, Deutsche Bank Trust Company Americas, as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-226665), filed with the Securities and Exchange Commission on August 8, 2018)

2.4

Shareholders Agreement between the Registrant and other parties thereto dated April 29, 2015 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

2.5

Description of Securities (incorporated herein by reference to Exhibit 2.5 to the registration statement on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.1

2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.2

2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.5

English translation of the second amended and restated Shareholder Voting Proxy Agreement and Power of Attorney among our WFOE, Anhui Huami and shareholders of Anhui Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.6

English translation of the second amended and restated Shareholder Voting Proxy Agreement and Power of Attorney among our WFOE, Beijing Huami and shareholders of Beijing Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.6 to the registration statement on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.7

English translation of the second amended and restated Equity Pledge Agreement among our WFOE, Anhui Huami and shareholders of Anhui Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.7 to the registration statement on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.8

English translation of the second amended and restated Equity Pledge Agreement among our WFOE, Beijing Huami and shareholders of Beijing Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.8 to the registration statement on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.9

English translation of the second amended and restated Exclusive Consultation and Services Agreement among our WFOE, Anhui Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.9 to the registration statement on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.10

English translation of the second amended and restated Exclusive Consultation and Services Agreement among our WFOE, Beijing Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.10 to the registration statement on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.11

English translation of the second amended and restated Exclusive Option Agreement among our WFOE, Anhui Huami and shareholders of Anhui Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.11 to the registration statement on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.12

English translation of the second amended and restated Exclusive Option Agreement among our WFOE, Beijing Huami and shareholders of Beijing Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.12 to the registration statement on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.13

English translation of Loan Agreement between our WFOE and Mr. Wang Huang dated November 3, 2017 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.14

English translation of Business Cooperation Agreement between Anhui Huami and Xiaomi dated October 23, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.15

English translation of Strategic Cooperation Agreement between Anhui Huami and Xiaomi dated October 23, 2017 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.16

English translation of Intellectual Property Application Right Assignment Agreement between Xiaomi and Anhui Huami dated April 29, 2015 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.17

English translation of Trademark Licensing Agreement between Xiaomi and Anhui Huami dated October 23, 2017 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.18*(1)	English translation of Product-related Strategic Cooperation Agreement between Xiaomi Communications Co., Ltd. and Anhui Huami Information Technology Co., Ltd. dated October 19, 2020
4.19*

English translation of Share Transfer Agreement in Respect of Shares in Jiangsu Yitong High-tech Co., Ltd. between Wang Zhenhong and Anhui Shunyuan Xinke Management Consulting Partnership (LP) dated January 5, 2021

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.2*	Consent of Zhong Lun Law Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*    Filed with this Annual Report on Form 20-F.

**  Furnished with this Annual Report on Form 20-F.

(1)	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted portions upon request by the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zepp Health Corporation

	By:	/s/ Wang Huang
	Name:	Wang Huang
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 19, 2021

ZEPP HEALTH CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Zepp Health Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zepp Health Corporation (formerly, Huami Corporation) and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 19, 2021

We have served as the Company’s auditor since 2016.

ZEPP HEALTH CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

Except for number of shares and per share data, or otherwise noted)

	As of December 31
	2019	2020	2020
	RMB	RMB	US$
			(Note2)
Assets
Current assets:
Cash and cash equivalents	1,803,117	2,273,349	348,406
Restricted cash	874	2,401	368
Term deposit	—	5,000	766
Accounts receivable (net of allowance of nil and nil as of December 31, 2019 and 2020, respectively)	188,940	298,038	45,676
Amounts due from related parties (net of allowance of nil and nil as of December 31, 2019 and 2020, respectively)	1,421,170	860,213	131,833
Inventories, net	893,806	1,217,537	186,596
Short-term investments	17,187	18,430	2,825
Prepaid expenses and other current assets	67,358	152,898	23,433
Total current assets	4,392,452	4,827,866	739,903
Property, plant and equipment, net	64,350	124,619	19,099
Intangible assets, net	85,753	145,213	22,255
Long-term investments	406,099	443,986	68,044
Deferred tax assets	102,649	120,190	18,420
Operating lease right-of-use assets	108,682	151,165	23,167
Goodwill	5,930	62,515	9,581
Other non-current assets	8,828	28,165	4,316
Total assets	5,174,743	5,903,719	904,785
Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB1,996,010 and RMB1,945,731 as of December 31, 2019 and 2020, respectively)	1,999,951	1,951,335	299,055
Advance from customers (including advance from customers of the consolidated VIEs without recourse to the Group of RMB44,380 and RMB41,312 as of December 31, 2019 and 2020, respectively)	44,793	42,502	6,514
Amount due to related parties (including amount due to related parties of the consolidated VIEs without recourse to the Group of RMB14,769 and RMB892 as of December 31, 2019 and 2020, respectively)	14,769	11,185	1,714
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB236,708 and RMB175,747 as of December 31, 2019 and 2020, respectively)	352,249	252,275	38,663
Income tax payables of the consolidated VIEs without recourse to the Group	67,854	27,706	4,246
Notes payable of the consolidated VIEs without recourse to the Group	2,184	—	—
Short-term bank borrowings of the consolidated VIEs without recourse to the Group	—	504,671	77,344
Total current liabilities	2,481,800	2,789,674	427,536
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB5,399 and RMB17,171 as of December 31, 2019 and 2020, respectively)	5,399	22,374	3,429
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of RMB113,596 and RMB183,920 as of December 31, 2019 and 2020, respectively)	113,596	185,168	28,378
Long-term borrowing of the consolidated VIEs without recourse to the Group	—	60,000	9,195
Noncurrent operating lease liabilities (including Noncurrent operating lease liabilities of the consolidated VIEs without recourse to the Group of RMB64,300 and RMB48,650 as of December 31, 2019 and 2020, respectively)	76,360	116,245	17,815
Total liabilities	2,677,155	3,173,461	486,353

ZEPP HEALTH CORPORATION

CONSOLIDATED BALANCE SHEETS – CONTINUED

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

Except for number of shares and per share data, or otherwise noted)

	As of December 31
	2019	2020	2020
	RMB	RMB	US$
			(Note2)
Equity
Class A Ordinary shares (US$0.0001 par value; 9,800,000,000 and 9,800,000,000 shares authorized as of December 31, 2019 and 2020; 91,459,708 and 128,736,916 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	57	81	12
Class B Ordinary shares (US$0.0001 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2019 and 2020; 156,060,279 and 121,408,247 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	98	76	12
Additional paid-in capital	1,478,902	1,552,109	237,871
Accumulated retained earnings	910,612	1,133,368	173,696
Accumulated other comprehensive income	111,081	44,624	6,841
Total Zepp Health Corporation shareholders’ equity	2,500,750	2,730,258	418,432
Noncontrolling interest	(3,162)	—	—
Total equity	2,497,588	2,730,258	418,432
Total liabilities and equity	5,174,743	5,903,719	904,785

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2)
Revenues (including RMB2,816,995, RMB4,281,005 and RMB4,449,757 with related parties for the years ended December 31, 2018, 2019 and 2020, respectively)	3,645,335	5,812,255	6,433,363	985,956
Cost of revenues (including RMB2,141,123, RMB3,342,084 and RMB3,713,536 with related parties for the years ended December 31, 2018, 2019 and 2020, respectively)	2,705,885	4,344,512	5,100,698	781,716
Gross profit	939,450	1,467,743	1,332,665	204,240
Operating expenses
Selling and marketing	96,538	181,975	358,655	54,966
General and administrative	213,973	248,462	261,805	40,123
Research and development	263,220	430,822	538,009	82,453
Total operating expenses	573,731	861,259	1,158,469	177,542
Operating income	365,719	606,484	174,196	26,698
Other income and expenses
Interest income	11,595	33,478	46,118	7,068
Realized gain from investments	261	1,822	—	—
Gain from deconsolidation of a subsidiary	—	—	56,522	8,663
Gain from fair value change of long-term investments	7,860	—	12,325	1,888
Impairment loss from long-term investments	(7,590)	(2,600)	—	—
Other income (expense), net	8,768	13,186	(23,552)	(3,610)
Income before income tax and income/(loss) from equity method investments	386,613	652,370	265,609	40,707
Provision for income taxes	(52,036)	(77,887)	(31,154)	(4,775)
Income before income/(loss) from equity method investments	334,577	574,483	234,455	35,932
Income/(loss) from equity method investments	1,743	(1,112)	(4,749)	(728)
Net income	336,320	573,371	229,706	35,204
Less: Net (loss) income attributable to noncontrolling interest	(3,726)	(1,825)	953	146
Net income attributable to Zepp Health Corporation	340,046	575,196	228,753	35,058
Less: Accretion of Series A Preferred Shares	177	—	—	—
Less: Accretion of Series B-1 Preferred Shares	368	—	—	—
Less: Accretion of Series B-2 Preferred Shares	4,049	—	—	—
Less: Deemed dividend to preferred shareholders	209,752	—	—	—
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	12,210	2,450	—	—
Net income attributable to ordinary shareholders of Zepp Health Corporation	113,490	572,746	228,753	35,058
Net income per share attributable to ordinary shareholders of Zepp Health Corporation
Basic income per ordinary share	0.54	2.35	0.92	0.14
Diluted income per ordinary share	0.51	2.24	0.88	0.13
Weighted average number of shares used in computing net income per share
Ordinary share - basic	211,873,704	243,648,186	248,470,684	248,470,684
Ordinary share - diluted	225,034,650	255,959,172	260,351,994	260,351,994

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

Except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2)
Net income	336,320	573,371	229,706	35,204
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	60,357	11,274	(45,117)	(6,914)
Unrealized gain on available-for-sale investments and others, (net of tax effect of RMB2,250, RMB620 and RMB4,017 for years ended December 31, 2018, 2019 and 2020, respectively)	14,684	2,666	(21,340)	(3,270)
Comprehensive income	411,361	587,311	163,249	25,020
Less: Net (loss) income attributable to noncontrolling interest	(3,726)	(1,825)	953	146
Comprehensive income attributable to Zepp Health Corporation	415,087	589,136	162,296	24,874

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

						Total Huami
				Accumulated		Corporation
	Ordinary Shares		Additional	Other	Accumulated	Shareholders’		Total
	Shareholders’		Paid-in	Comprehensive	Retained	(Deficit)/	Noncontrolling	Shareholders'
	Shares	Amount	Capital	Income	Earnings	Equity	Interest	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	91,304,327	56	72,427	22,100	131,192	225,775	2,389	228,164
Accretion of Series A preferred shares	—	—	(177)	—	—	(177)	—	(177)
Accretion of Series B preferred shares	—	—	(4,417)	—	—	(4,417)	—	(4,417)
Issuance of ordinary shares upon initial public offering(“IPO”), net of offering costs of US$10,512	41,600,000	26	657,035	—	—	657,061	—	657,061
Conversion of participating convertible redeemable preferred shares to ordinary shares upon initial public offering	94,537,315	60	354,152	—	—	354,212	—	354,212
Exercise of option and restricted shares	2,661,305	2	3,484	—	—	3,486	—	3,486
Net income	—	—	—	—	340,046	340,046	(3,726)	336,320
Foreign currency translation adjustment	—	—	—	60,357	—	60,357	—	60,357
Share-based compensation	—	—	134,709	—	—	134,709	—	134,709
Repurchase of ordinary shares	(488,000)	—	(8,157)	—	—	(8,157)	—	(8,157)
Unrealized gain on available-for-sale investments, net of tax effect of RMB2,250	—	—	—	14,684	—	14,684	—	14,684
Cumulative effect adjustment related to opening retained earnings for adoption of ASC 606	—	—	—	—	33,329	33,329	—	33,329
Deemed dividend related to issuance of ordinary shares to preferred shareholders	12,064,825	7	164,521	—	(164,521)	7	—	7
Balance as of December 31, 2018	241,679,772	151	1,373,577	97,141	340,046	1,810,915	(1,337)	1,809,578
Exercise of option and restricted shares	2,665,615	2	931	—	—	933	—	933
Net income	—	—	—	—	575,196	575,196	(1,825)	573,371
Foreign currency translation adjustment	—	—	—	11,274	—	11,274	—	11,274
Issuance of ordinary shares upon secondary offering, net of offering costs of US$434	3,174,600	2	49,174	—	—	49,176	—	49,176
Deemed dividend to shareholders	—	—	—	—	(4,538)	(4,538)	—	(4,538)
Share-based compensation	—	—	55,128	—	—	55,128	—	55,128
Unrealized gain on available-for-sale investments, net of tax effect of RMB620	—	—	—	2,666	—	2,666	—	2,666
Statutory reserve	—	—	92	—	(92)	—	—	—
Balance as of December 31, 2019	247,519,987	155	1,478,902	111,081	910,612	2,500,750	(3,162)	2,497,588
Exercise of option and restricted shares	2,625,176	2	(2)	—	—	—	—	—
Net income	—	—	—	—	228,753	228,753	953	229,706
Foreign currency translation adjustment	—	—	—	(45,117)	—	(45,117)	—	(45,117)
Share-based compensation	—	—	67,212	—	—	67,212	—	67,212
Unrealized loss on available-for-sale investments, net of tax effect of RMB4,017	—	—	—	(21,340)	—	(21,340)	—	(21,340)
Statutory reserve	—	—	5,997	—	(5,997)	—	—	—
Deconsolidation of a subsidiary	—	—	—	—	—	—	2,209	2,209
Balance as of December 31, 2020	250,145,163	157	1,552,109	44,624	1,133,368	2,730,258	—	2,730,258

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2)
Cash Flows from Operating Activities
Net income	336,320	573,371	229,706	35,204
Adjustment to reconcile net income to net cash provided by operating activities:
Non-cash lease expense	—	27,683	48,191	7,386
Depreciation and amortization	6,216	17,215	27,129	4,158
Provision and write off for excess and obsolete inventories	—	23,799	64,223	9,843
Share-based compensation	134,709	55,128	65,154	9,985
Share of results of equity method investment	(1,743)	1,112	4,749	728
Loss on disposal of property, plant and equipment	26	767	7,406	1,135
Gain from fair value change of long-term investments	(7,860)	—	(12,325)	(1,888)
Deferred income taxes	(32,895)	(27,800)	(10,442)	(1,600)
Gain from deconsolidation of a subsidiary	—	—	(56,522)	(8,663)
Write-off of short-term loans	5,500	5,640	—	—
Impairment loss from long-term investments	7,590	2,600	—	—
Realized gain from investments	(261)	(1,822)	—	—
Others	295	—	—	—
Changes in operating assets and liabilities
Accounts receivable	(26,058)	(130,015)	(131,215)	(20,110)
Inventories	(234,887)	(432,983)	(410,691)	(62,941)
Prepaid expenses and other current assets	(5,748)	(32,444)	(79,957)	(12,257)
Amount due from related parties	(45,116)	(770,976)	583,457	89,419
Other non-current assets	(3,150)	(2,678)	(33,049)	(5,065)
Amount due to related parties	5,757	4,074	(3,584)	(549)
Accounts payable	356,324	935,845	(9,761)	(1,496)
Notes payable	13,693	(16,752)	(2,184)	(335)
Advance from customers	(4,740)	38,850	(2,189)	(335)
Income tax payable	32,437	13,817	(40,148)	(6,153)
Accrued expense and other current liabilities	119,887	86,221	(149,385)	(22,894)
Other non-current liability	51,309	57,347	68,739	10,535
Net Cash provided by Operating Activities	707,605	427,999	157,302	24,107
Cash Flows from Investing Activities
Purchase of property, plant and equipment	(17,136)	(34,276)	(83,554)	(12,805)
Purchase of intangible assets	(52,017)	(11,845)	(1,220)	(187)
Purchase of term deposits	(385,028)	—	(212,065)	(32,500)
Proceeds from maturity of term deposits	288,771	96,969	207,065	31,734
Loans provided to related parties	(5,000)	—	—	—
Loans provided to third-parties	(8,920)	—	(480)	(74)
Proceeds received from loan repayment	5,578	6,772	—	—
Purchase of short-term investments	(41,300)	—	—	—
Purchase of long-term investments	(109,854)	(180,927)	(82,221)	(12,600)
Disposal of long-term investments	—	10,461	—	—
Acquisition of businesses and assets, net of cash acquired of RMB7,497	—	—	(26,713)	(4,094)
Deconsolidation of a subsidiary	—	—	(7,701)	(1,180)
Other investing activities	65	143	9	1
Net Cash Used in Investing Activities	(324,841)	(112,703)	(206,880)	(31,705)
Cash Flows from Financing Activities
Loans repaid to related party	(3,221)	—	—	—
Exercise of share options and restricted shares	3,486	933	—	—
Bank borrowings	20,000	—	1,207,793	185,102
Repayment of bank borrowing	(30,000)	(20,000)	(643,122)	(98,563)
Net proceeds from initial public offering	657,062	—	—	—
Repurchase of ordinary shares	(8,157)	—	—	—
Net proceeds from the secondary offering	—	49,214	—	—
Deemed dividend to shareholders	—	(4,538)	—	—
Net Cash Provided by Financing Activities	639,170	25,609	564,671	86,539
Net increase in cash and cash equivalents and restricted cash	1,021,934	340,905	515,093	78,941
Effect of exchange rate changes	60,357	11,274	(43,334)	(6,641)
Cash and cash equivalents and restricted cash at beginning of year	369,521	1,451,812	1,803,991	276,474
Cash and cash equivalents and restricted cash at end of the year	1,451,812	1,803,991	2,275,750	348,774
Supplemental disclosure of cash flow information
Income tax paid	52,063	91,732	82,406	12,629
Interest paid	1,310	286	14,858	2,277
Non-cash investing and financing activity
Payable for long-term investment	275	—	—	—
Payable for Intangible asset	—	16	1,641	251
Receivable from the disposal of a subsidiary	—	—	22,500	3,448
Conversion from convertible bond to equity interest investment	—	15,800	8,393	1,286
Disposal of previous equity interest in exchange for acquisition	—	—	87,716	13,443
Forgiveness of loan related to acquisition	—	—	13,711	2,101
Non-monetary exchange of convertible bond to intangible assets	7,104	8,019	—	—
Non-monetary transaction of exchanging loan for Intangible assets	—	9,957	—	—
Payable for property, plant and equipment	15	351	173	27
Conversion of preferred shares to ordinary shares	354,212	—	—	—
Deemed dividend related to issuance of ordinary shares to preferred shareholders	209,752	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

1. ORGANAZATION AND PRINCIPAL ACTIVITIES

Zepp Health Corporation (the “Company”), formerly known as Huami Corporation, was incorporated in the Cayman Islands in December 2014. The Company, its wholly owned subsidiaries and its variable interest entities (“VIEs”), Anhui Huami Information Technology Co., Ltd. (“Anhui Huami”), Huami (Beijing) Information Technology Co., Ltd. (“Beijing Huami”), Anhui Huami's subsidiaries and Beijing Huami's subsidiaries, are collectively referred to as the “Group”.

The Group primarily engages in the business of developing, manufacturing and selling smart, wearable technological devices in the People’s Republic of China (“PRC”). During the years ended December 31, 2018, 2019 and 2020, the Group derived 66.9%, 72.2% and 69.0% of its revenue from sales of exclusively designed and manufactured smart wearable devices to one customer who is controlled by one of its shareholders.

As of December 31, 2020, details of the Company’s major subsidiaries and major VIEs were as follows:

		Date of	Percentage
	Place of incorporation	incorporation/acquisition	of ownership
Major subsidiaries of the Company:
Hong Kong Zepp Holding Limited (“Zepp HK”)	Hong Kong (“HK”)	December 23, 2014	100%
ZEPP, INC. (“Zepp Inc”)	United States of America (“U.S.”)	January 15, 2015	100%
Beijing ShunYuan KaiHua Technology Co., Ltd. (“Shun Yuan”)	PRC	February 25, 2015	100%
Huami (Shenzhen) Information Technology Co., Ltd.	PRC	December 7, 2015	100%
Anhui Huami Intelligent Technology Co., Ltd. (“Huami Intelligent”)	PRC	December 28, 2015	100%
Huami North America Inc. ("HNA")	U.S.	June 16, 2016	100%
Galaxy Trading Platform Limited ("Galaxy")	HK	May 8, 2019	100%
Zepp Europe Holding B.V.	Netherlands	June 11, 2020	100%
Variable interest entities of the Company:
Anhui Huami	PRC	December 27, 2013	Consolidated VIE
Beijing Huami	PRC	July 11, 2014	Consolidated VIE
Major subsidiaries of Anhui Huami:
Anhui Huami Healthcare Co., Ltd.	PRC	December 5, 2016	VIE’s subsidiary

The VIE arrangements

The Company conducts substantially all of its smart, wearable and technological devices business in the PRC through contractual arrangements with its VIEs, Anhui Huami and Beijing Huami and the VIEs' subsidiaries. Since the operations of the VIEs and the VIEs' subsidiaries are closely interrelated and almost indistinguishable from one another, the risks and rewards associated with their operations are substantially the same. In addition, the Company consolidates the VIEs and the VIEs' subsidiaries as disclosed. Therefore, the Company aggregates disclosures related to the VIEs and the VIEs' subsidiaries as variable interest entities and referred to them as “the VIEs” in the Company’s consolidated financial statements. The VIEs hold the requisite licenses and permits necessary to conduct the Company’s business. In addition, the VIEs hold the assets necessary to operate the Company’s business and generate substantially all of the Company’s revenues.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

1. ORGANAZATION AND PRINCIPAL ACTIVITIES - CONTINUED

Equity pledge agreement - continued

On March 20, 2020, due to the change of the nominee shareholders in the VIEs, the Group updated the registration of its equity pledge for Anhui Huami and Beijing Huami. The equity pledge agreement for Anhui Huami and Beijing Huami was amended and restated with the same terms as before.

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

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

1. ORGANAZATION AND PRINCIPAL ACTIVITIES - CONTINUED

Risks in relation to VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;
●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIEs;
●	limit the Group’s business expansion in China by way of entering into contractual arrangements;
●	impose fines or other requirements with which the Company’s PRC subsidiaries and VIEs may not be able to comply;
●	impose additional conditions or requirements with which the Group may not be able to comply;
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business or
●	require the Company or the Company’s PRC subsidiaries or VIEs to restructure the relevant ownership structure or operations.

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

Mr. Huang is the largest shareholder of Anhui Huami and Beijing Huami, and Mr. Huang is also the largest beneficiary owner of the Company. The interests of Mr. Huang as the largest beneficiary owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Huang is only one of the beneficiary shareholders of the Company, holding 27.8% of the total common shares as of December 31, 2020. The Company cannot assert that when conflicts of interest arise, Mr. Huang will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Huang may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Huang will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Huang as a beneficiary shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Huang, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Huang, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

1.ORGANAZATION AND PRINCIPAL ACTIVITIES - CONTINUED

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

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions within the Group:

	As of December 31,
	2019	2020
	RMB	RMB
Total current assets	3,828,544	3,675,394
Total non-current assets	466,774	593,603
Total assets	4,295,318	4,268,997
Total current liabilities	2,361,906	2,696,059
Total non-current liabilities	183,295	309,741
Total liabilities	2,545,201	3,005,800

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Revenues	3,638,560	5,801,405	6,297,534
Net income	643,239	987,672	751,803

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash provided by operating activities	712,210	478,806	165,512
Net cash used in investing activities	(72,862)	(126,887)	(728,797)
Net cash provided by/(used in) financing activities	(13,221)	(20,000)	564,671

The intercompany payable between Anhui Huami and Shunyuan were RMB43,971 and RMB153,190 as of December 31, 2019 and 2020, respectively. Those were eliminated by the Company upon consolidation.

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

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net income, shareholders’ equity, or cash flows as previously reported.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, inventory valuation, the useful lives of long-lived assets, impairment of long-lived assets, impairment of goodwill, incremental borrowing rate for leases, product warranties, fair value measurement of long-term available-for-sale investments and long-term investments of non-marketable equity securities with fair value change through profit or loss, share-based compensation, the valuation allowance for deferred tax assets and income tax. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

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

Measured fair value on a recurring basis

The Group measured its financial assets and liabilities primarily including available-for-sale securities at fair value on a recurring basis as of December 31, 2019 and 2020.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Measured fair value on a nonrecurring basis

The Group measured acquired intangible assets using the income approach-discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The fair values were determined using models with significant unobservable inputs (Level 3 inputs). The Group did not recognize any impairment loss related to acquired intangible assets arising from acquisitions during the years ended December 31, 2018, 2019 and 2020.

The Group measured the fair value of the intangible assets acquired through non-monetary exchange at fair value. The fair values were determined using models with significant unobservable inputs (Level 3 inputs). The Group used the income approach by applying the discounted cash flow method (“DCF”). The DCF involves applying an appropriate discount rate to discount future cash flows to present value. The future cash flows represent management’s best estimation as of the measurement date. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value and these assumptions are consistent with the Group’s business plan. In determining an appropriate discount rate, the Group has considered the weighted average cost of capital (“WACC”) by considering relative risk of the industry and the characteristics of the Company. A discount rate of 19% was used for the fair value measurement of intangible assets during 2019.

The Group measured goodwill at fair value on a nonrecurring basis when it is evaluated annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The fair value of the reporting unit is determined using discounted cash flows. The Group did not recognize any impairment loss related to goodwill during the years ended December 31, 2018, 2019 and 2020.

For equity investments without readily determinable fair values for which the Company elected to use the measurement alternative, the equity investment is measured at fair value on a nonrecurring basis when there is an orderly transaction for identical or similar investments of the same issuer.

Fair value of financial instruments

The Group's financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposit, accounts receivable, amount due from related parties, available-for-sale securities investments, accounts payable, notes payable, short-term bank borrowing, amount due to related parties and long-term bank borrowing. The Company carries its available-for-sales investments at fair value. The carrying amounts of cash and cash equivalents, restricted cash, term deposit, accounts receivable, amount due from related parties, accounts payable, notes payable and short-term bank borrowings approximate their fair values due to the short-term maturities of these instruments. The carrying amounts of long-term borrowing approximates its fair value as the interest rates are based on the prevailing interest rates in the market.

Cash and cash equivalents

Cash and cash equivalents consist of cash on-hand, demand deposits with financial institutions, term deposits with an original maturity of three months or less and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Restricted cash

Restricted cash represents deposits made to the bank for bank acceptance notes (or notes payable) issued by the Group. When the Group issues the bank acceptance notes, the banks require the Group to make a deposit for 40% or 60% of the face value of the bank acceptance notes issued as collateral. Restricted cash also consists of cash pledged for bank loan facility. The deposits for unsettled bank acceptance notes and cash pledged for bank loan facility are recorded as restricted cash in the consolidated balance sheet as of December 31, 2019 and 2020.

Term deposit

Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months and less than one year.

Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for doubtful accounts.

Allowance for doubtful accounts

The Group maintains an allowance for doubtful accounts for estimated losses on uncollected accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves. Beginning on January 1, 2020, the Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Group uses the creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves to monitor the Group's receivables within the scope of expected credit losses model and use these as a basis to develop the Group's expected loss estimates. As of December 31, 2019 and 2020, the Company recorded nil allowance for doubtful account.

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

Short-term investments

Short-term investments are mainly consisting of investment in convertible bonds with a maturity of less than one year. These investments are accounted for as available-for-sale investments and measured at fair value. The Group recorded RMB2,335, RMB(848), and RMB1,243 unrealized gains/(losses) in accumulated other comprehensive income on its available-for-sale investments during the years ended December 31, 2018, 2019 and 2020, respectively.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

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

Intangible assets, net

Acquired intangible assets other than goodwill consist of the domain name for the Company's website www.huami.com, an insurance brokerage license, trademark and patents.

The domain name and insurance brokerage license are recognized as an intangible asset with indefinite life and evaluated for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired. Such impairment test compares the fair values of the asset with its carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair value. The estimates of values of the intangible asset not subject to amortization are determined using discounted cash flow valuation approach. Significant assumptions are inherent in this process, including estimates of discount rates and cash flow.

The trademark and patents are recognized as intangible assets with finite lives and are amortized on a straight-line basis over their expected useful economic lives. Amortization is calculated on a straight-line basis over the estimated useful life of 5 to10 years.

Leases

The Group leases administrative office spaces in different cities in the PRC, and in the United States and Canada under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense when the lessor makes the underlying asset available to the Group. The Group's leases have remaining lease terms of up to five years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise. For all real estate leases, any non-lease components, including common area maintenance, have been separated from lease components and excluded from the associated right-of-use asset and lease liability calculations.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Leases - continued

For short-term leases with lease term less than one year, the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group's business, estimation of the useful life over which cash flows will occur, determination of the Group's weighted average cost of capital and consideration of the impact of COVID-19. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

Prior to January 1, 2020 the Group performed a two-step goodwill impairment test. The first step compared the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeded its carrying amount, goodwill was not considered impaired and the second step was not be required. If the carrying amount of a reporting unit exceeded its fair value, the second step compared the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. An impairment loss was recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

The Group adopted ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) on January 1, 2020, and used the one-step method for the goodwill impairment assessment for the year ended December 31, 2020. The guidance removes step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment is now the amount by which a reporting unit's carrying value exceeds its fair value, not the difference between the implied fair value and carrying amount of goodwill which was the step 2 test before.

During the years ended December 31, 2018, 2019 and 2020, the Group recognized nil impairment loss on goodwill.

Long-term investments

The Group’s long-term investments consist of equity securities without readily determinable fair value, equity method investments and available-for-sale securities investments.

(a)	Equity securities without readily determinable fair value

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Long-term investments - continued

The Group accounts for equity investments that do not have a readily determinable fair value under the measurement alternative prescribed within Accounting Standards Update (“ASU”) 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period by considering factors including, but not limited to, current economic and market conditions and the impact of COVID-19, the operating performance of the companies including current earning trends and other company specific information.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company's business, the estimation of the useful life over which cash flows will occur, the determination of the weighted average cost of capital and the consideration of COVID-19 impact. The Group recorded RMB4,133, RMB218 and nil impairment losses on its equity method investments during the years ended December 31, 2018, 2019 and 2020.

(c)	Available-for-sale Investments

For investments which are determined to be debt securities, the Group accounts for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments.

Available-for-sale investment is carried at its fair value and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. The Group recorded RMB12,349, RMB3,514, and RMB(22,583) unrealized gains/(losses) in accumulated other comprehensive income on its available-for-sale investments during the years ended December 31, 2018, 2019 and 2020, respectively.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Long-term investments - continued

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Company evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder's equity. As of December 31, 2020, there were no investments held by the Group that had been in continuous unrealized loss position.

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

Revenue recognition

Nature of Goods and Services

The Group generates substantially all of its revenues from sales of smart, wearable devices. The Group also generates a small amount of its revenues from its subscription-based services. For the years ended December 31, 2018, 2019 and 2020, the Group generated 66.9%, 72.2% and 69.0% of revenue from one customer for sales of exclusively designed and manufactured smart wearable devices, and generated 33.1%, 27.8% and 31.0% of revenue from sales of the Group’s self-branded products and others. Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods or services. The Group recognizes revenue, net of estimated sales returns and value-added taxes (“VAT”).

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

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Revenue recognition - continued

The Group allocates the transaction price to all performance obligations based on their relative standalone selling prices. The standalone selling prices are determined based on the expected cost plus margin as the Group determined that no observable price is available for any of its performance obligation. The Group considered multiple factors in the process of determining its cost plus margin including consumer behaviors and the Group’s internal pricing model. The cost plus margin estimated selling price for the smart and wearable devices comprised the majority of the transaction. The cost plus margin estimated selling price for the software services and software upgrades was estimated from RMB1.77 to RMB5.68 per unit, RMB1.72 to RMB10.62 per unit and RMB1.83 to RMB8.40 per unit for the years ended December 31, 2018, 2019 and 2020, respectively. The Group recognizes revenue for the amounts allocated to the connected smart and wearable devices when the customer obtains control of the Group’s product, which occurs at a point of time, typically upon delivery to and acceptance by the reseller, who has been identified as the customer of the Group. Amounts allocated to the software services and unspecified upgrade rights are deferred and recognized over time as the customer simultaneously receives and consumes the benefit over an estimated nine-month period.

Sales of self-branded products and others

For the years ended December 31, 2018, 2019 and 2020, the Group generated 33.1%, 27.8% and 31.0% of revenues from sales of the Group’s self-branded products and others to retailers, distributors and end users. The Group’s revenue recognition for its self-branded products was consistent with that described in the preceding paragraphs.

Cooperation agreement with one customer

For the years ended December 31, 2018, 2019 and 2020, the Group generated 66.9%, 72.2% and 69.0% of revenues from one customer for sales of exclusively designed and manufactured smart wearable devices. That customer is also the sole distributor for such smart wearable devices and is controlled by one of our shareholders (see Note 21). Under the cooperation agreement with this customer, the Group produces and assembles final product for shipments of wearable devices to that customer, who are then responsible for commercial distribution and sale of the product. The arrangement includes two payment instalments. The first payment instalment is priced to recover the costs incurred by the Group in developing and shipping the devices to the customer and is due from the customer to the Group once the products have been delivered and accepted by the customer. The Group allocates the initial payment instalment between the hardware device, the software services, and the software upgrades based on their standalone selling price and recognizes revenue based on its recognition policy further described in the preceding paragraph. The Group is also entitled to receive a potential second instalment payment calculated as 50 percent of the future net profits from commercial sales made by the customer. The Group has determined that the second instalment consideration constitutes variable consideration and includes the amount in the transaction price to the extent it is not constrained and it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period (see below for further details). The second instalment is also allocated between the hardware device, the software services, and the software upgrades based on the relative standalone price and is recognized based on the Group’s recognition policy further described in the preceding paragraph. The Group’s revenue recognition policy of its products under its cooperation agreement is substantially consistent with that for its sales of self-branded products except that the instalment payments arrangement under the cooperation agreement is not available to the self-branded products.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Revenue recognition - continued

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

Sales Incentive

The Group periodically provides sales incentives to its customers for self-branded products, including reduced sales prices and volume-based discounts. Volume discounts are negotiated on a contract-by-contract basis with customers and the discount will increase depending upon the volume purchased over the period. The sales incentives are discounts to be applied to future sales to the customer which cannot be exchanged for cash. To the extent that the volume discount or sales incentive represents a material right or options to acquire additional goods or services at a discount in the future period, the material right is recognized as a separate performance obligation at the outset of the arrangement based on the most likely amount of incentive to be provided to the customer. Amounts allocated to a material right are recognized as revenue when those future goods are sold to the customers.

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

Rights of return

The Group offers limited sales returns for self-branded products sold directly to its customers. The Group estimates the amount of its products sales that may be returned by its customers and records this estimate as a reduction of revenue in the period the related revenue is recognized. The Group currently estimates product return liabilities using its own historical sales information. For the years ended December 31, 2018, 2019 and 2020, sales returns were insignificant.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

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

Advertising expense

Advertising expenses are expensed as incurred and included in selling and marketing expenses. Total advertising expenses were RMB25,362, RMB72,269 and RMB136,974 for the years ended December 31, 2018, 2019 and 2020, respectively.

Government subsidies

Government subsidies represent government grants received from local government authorities to encourage the Group’s technology and innovations and also other subsidies for production.

The Group records such government subsidies as other income or reduction of expenses or cost of revenue when it has fulfilled all of its obligation related to the subsidy.

During the years ended December 31, 2018, 2019 and 2020, the Group recognized RMB9,679, RMB14,723 and RMB13,461 as subsidy income and recognized nil, nil, and RMB10,408 as reduction of expenses or cost of revenue, respectively. As of December 31, 2019 and 2020, subsidies of RMB26,098 and RMB26,158 were recorded as other current liabilities, RMB113,596 and RMB183,920 were recorded as other non-current liabilities as the Group has to meet certain performance conditions required by the government authorities.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

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

Share-based payment

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Group has elected to recognize compensation expenses using the straight-line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award. The Group elects to recognize forfeitures when they occur.

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

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Foreign currencies - continued

In the financial statements of the Company’s subsidiaries and consolidated VIEs and VIEs’ subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of operations during the year in which they occur. For the years ended December 31, 2018, 2019 and 2020, the transaction (losses) /gains amounted to RMB(7,588), RMB(14,231) and RMB27,451 and were recorded in general and administrative expenses.

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in US$ amounted to RMB717,576 and RMB609,679 as of December 31, 2019 and 2020, respectively.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows from RMB into US$ as of and during the year ended December 31, 2020 is solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5250, representing the rate as certified by the statistical release of the Federal Reserve Board of United States on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollar at that rate on December 31, 2020, or at any other rate.

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

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, accounts receivable. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality.

The Group conducts credit evaluations of third-party customers and related parties, and generally does not require collateral or other security from its third-party customers and related parties. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties.

Accounts receivable concentration of credit risk is as below:

As of December 31,
	2019	2020
	RMB	RMB
Company A	13,495 (7.1)%	26,005 (8.7)%
Company B	50,567 (26.8)%	59,987 (20.1)%
Company C	80,024 (42.4)%	108,422 (36.4)%
Total	144,086 (76.3)%	194,414 (65.2)%

Amount due from related parties concentration of credit risk is as below:

As of December 31,
	2019	2020
	RMB	RMB
Company D	1,401,015 (98.6)%	830,871 (96.6)%
Total	1,401,015 (98.6)%	830,871 (96.6)%

Revenue generated from Company D accounted for 76.8%, 73.5% and 69.1% of total revenue during the years ended December 31, 2018, 2019 and 2020, respectively. Company D is subsidiary of a company controlled by one of the Group’s shareholders (see note 21).

For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Company D	2,798,824(76.8)%	4,271,135(73.5)%	4,447,957(69.1)%
Total	2,798,824(76.8)%	4,271,135(73.5)%	4,447,957(69.1)%

Supplier Concentration

The Group relies on third parties for the supply and manufacturing of its products, as well as third-party logistics providers. In instances where these parties fail to perform their obligations, the Group may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time, if at all.

For the year ended December 31, 2019, 13.5% and 10.5% of its raw materials were purchased through Company E and F, respectively, and for the year ended December 31, 2020, 15.1% of its raw materials were purchased through Company E, but numerous alternate sources of supply are readily available on comparable terms.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Newly adopted accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes how entities assess and measure credit losses of certain financial instruments, including available-for-sale securities and accounts receivable. The Group adopted the new standard beginning January 1, 2020 using the modified retrospective transition approach. The adoption of the standard did not have a material impact on the Group's Consolidated Financial Statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04, Intangible – Goodwill and Other (Topic 350): Simplify the Test for Goodwill Impairment (“ASU 2017-04”) which simplifies the accounting for goodwill impairment. ASU 2017-04 removes “step two” of the goodwill impairment test, such that a goodwill impairment charge is now the amount by which a reporting unit's carrying value exceeds its fair value. ASU 2017-04 is applied prospectively and was effective for fiscal years, or any goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption was permitted for any impairment tests performed after January 1, 2017. The Company adopted ASU 2017-04 beginning January 1, 2020. The adoption did not have a material impact on the Group's consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement to ASC Topic 820, Fair Value Measurement (“ASC 820”). ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, and/or adding certain disclosures. ASU 2018-13 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2019. An entity is permitted to early adopt by modifying existing disclosures and delay adoption of the additional disclosures until the effective date. The Group adopted ASU 2018-13 in the year ended December 31,2020 and the adoption did not have a material impact on the Group’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The adoption of this standard is not expected to have a material impact on the Group's consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force) (“ASU 2020-01”), which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Group is currently in the process of evaluating the impact of adopting ASU 2020-01 on its consolidated financial statements and related disclosure.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

3. ACQUISITIONS

Business acquisition of PAI Health Inc. (“PAI”)

On June 12, 2020, the Group acquired 100% equity interest in PAI from Global Technology and Innovation Ltd (“GTI”) to expand the business of health-related software and algorithms development. The purchase consideration included a previously held 40.49% equity interest held in GTI which was previously accounted as an equity method investment by the Group for which the fair value approximated RMB87,716, cash of RMB1,370 and RMB13,711 of loan deemed effectively settled as a result of the acquisition. The fair value of previously held equity interest held in GTI was estimated by the Group with the assistance of an independent valuation appraiser by applying the income approach, market multiple approach and recent investment price approach.

The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities assumed were recorded at their fair value at the date of acquisition. The purchase price allocation described below was determined by the Group with the assistance of an independent valuation appraiser. The acquired net assets were recorded at their estimated fair values on the acquisition date. The acquired goodwill is not deductible for tax purposes.

PAI constituted less than 1% of revenue and total assets of the consolidated financial statement as of and during the year ended December 31, 2020 and the results of operations attributable to PAI and pro forma results of operations for PAI have not been presented because they are not material to the consolidated statements of operations and comprehensive income for the years ended December 31, 2019 and 2020.

The purchase price was allocated as of June 12, 2020, the date of acquisition as follows:

	RMB	Amortization period
Cash	5,554
Other current assets	4,704
Property, plant and equipment	149	3 years
Intangible assets
Patents	42,495	5 years
Goodwill	67,856
Other non-current assets	261
Other current liabilities	(8,868)
Deferred tax liabilities	(6,374)
Other non-current liabilities	(2,980)
Total	102,797

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of synergy effect from the acquisition.

Asset acquisition of Guoxu Insurance Brokerage Co., Ltd. (“Guoxu”)

In July, 2020, the Group entered into purchase agreements with shareholders of Guoxu to acquire 100% of Guoxu's equity ownership for a gross consideration of RMB67,914, of which RMB35,075 was related to the effective settlement of the selling shareholder's loan payable to Guoxu upon closing. This resulted in a net cash consideration of RMB32,839.

Guoxu holds an insurance brokerage license. As of the acquisition day, the Group terminated all the labor relationship with the employees of Guoxu and did not buy any material contracts. The Group evaluated the acquisition of the purchased assets under ASC 805-Business Combination (ASC 805), and concluded that as substantially all of the fair value of the gross assets acquired is concentrated in the insurance brokerage license, the transaction did not meet the requirements to be accounted for as a business combination and therefore was accounted for as an asset acquisition.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

4. DISPOSAL OF SUBSIDIARIES

Disposal of Shenzhen Yunding Information Technology Co., Ltd. (“Yunding”)

In December 2020, the Group sold 26.7% equity interest in Yunding to its founder for cash consideration of RMB22,500. The consideration also included a loan receivable from Yunding amounting to RMB24,514 to be repaid annually over three years for which the Group has a right to convert the unpaid balance into equity interest of Yunding after December 31, 2023. Yunding was previously part of the Group's self-branded products and others segment. Subsequent to this disposal, the Group remeasured its remaining 24.3% investment in Yunding at fair value and accounted for it as equity method investment because the Group retained the ability to exercise significant influence. The fair value of its remaining investment in Yunding was estimated by using recent financing transaction of Yunding. The Group recognized RMB56,522 gain from deconsolidation of a subsidiary which was recorded as part of gain from deconsolidation of a subsidiary in the consolidated statements of operations for the year ended December 31, 2020. The disposal of Yunding did not represent a strategic shift and did not have a major effect on the Group's operation.

5. INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Raw materials	275,583	373,690
Work in process	176,417	233,274
Finished goods	441,806	610,573
Inventories, net	893,806	1,217,537

During the years ended December 31, 2018, 2019 and 2020, the Group recorded a provision for the excess and obsolete inventories amounting to nil, RMB23,799 and RMB4,371 and wrote off nil, RMB17,739 and RMB59,852 respectively.

6. SHORT-TERM INVESTMENTS

Short-term investments included convertible bonds with maturities less than 1 year and consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Convertible bonds:
Guangzhou Joyrun Technology Co., Ltd (“Joyrun”) (a)	11,591	12,433
Other (b)	5,596	5,997
Total:	17,187	18,430

(a)   In September 2018, the Group invested RMB10,500 to acquire a convertible bond issued by Joyrun with an 8% interest rate . The investment was classified as an available-for-sale investment and measured at fair value. The Group recognized RMB840 and RMB842 unrealized holding gains in other comprehensive income from the fair value changes in the investment during the years ended December 31, 2019 and 2020.

(b)  The other represents insignificant short-term investment in convertible bond which was classified as available-for-sales investment and measured at fair value. The Group recognized RMB400 and RMB401 unrealized gains from this investment in 2019 and 2020.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2019	2020
	RMB	RMB
Value-added tax	43,595	100,686
Other receivables	10,252	21,060
Prepaid expenses	9,595	25,863
Advances to suppliers	2,129	874
Rental deposits	1,787	4,415
Total	67,358	152,898

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Software and electronic equipment	36,283	65,288
Buildings	19,342	19,342
Leasehold improvements	26,744	74,209
Total	82,369	158,839
Less: accumulated depreciation	(21,438)	(36,387)
Construction in progress	3,419	2,167
Property, plant and equipment, net	64,350	124,619

The Group has recorded depreciation expenses of RMB5,773, RMB9,409 and RMB14,949 during the years ended December 31, 2018, 2019 and 2020, respectively. No impairment was recorded during the years ended December 31, 2018, 2019 and 2020.

9. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Intangible assets with indefinite lives:
Domain name	2,024	2,024
Insurance brokerage license and others	—	37,382
Intangible assets with finite lives:
Patents	92,165	126,423
Less: accumulated amortization	8,436	20,616
Intangible assets, net	85,753	145,213

Amortization expenses for the intangible assets for the years ended December 31, 2018, 2019 and 2020, were RMB443, RMB7,806 and RMB12,180, respectively. Future amortization expense relating to the existing intangible assets amounted to RMB16,645 per year for each of the next four years, RMB12,180 for the fifth year and RMB8,815 thereafter.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

10. LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Equity securities without readily determinable fair value
Sifive, Inc. ("Sifive") (a)	20,445	22,279
AliveCor, Inc., (“Alivecor”) (b)	—	15,347
Hyperfine Research, Inc. (“Hyperfine”) (c)	—	32,625
Promaxo, Inc.("Promaxo") (d)	—	26,100
Other equity securities without readily determinable fair value (e)	71,133	67,684
Equity method investments:
Hefei Huaying Xingzhi Fund Partnership (limited partnership) (“Huaying Fund I”) (f)	55,557	53,105
Anhui Huaying Zhihui Wulian Fund Parnership(limited partnership)("Huaying Fund II") (g)	102,336	107,633
Global Technology and Innovation Ltd. (“GTI”) (Note 3)	93,289	—
Other equity method investments (h)	14,165	47,562
Available-for-sale investments (i)	49,174	71,651
Total	406,099	443,986
(a)	In 2018, the Group invested RMB12,332 to acquire 1.01% equity interests in Sifive. Sifive is a private company engaging in the business of semiconductor. The equity interest is not considered in-substance common shares due to substantial liquidation preference rights. Accordingly, the investment in Sifive was accounted for as equity securities without readily determinable fair value. The Group recognized nil and RMB3,304 gain from the fair value change of this investment during the years ended December 31, 2019 and 2020.
(b)	In 2019, the Group invested USD1,000 in a convertible bond issued by Alivecor with 3% interest rate. In February 2020, the Group converted the bond to 0.56% equity interest and the equity interest is not considered in-substance common shares due to substantial liquidation rights owned by the Group. Accordingly, the investment in Alivecor was accounted for equity securities without readily determinable fair value. The Group recognized RMB7,728 gain from the fair value change of this investment based on a similar transaction during the year ended December 31, 2020.
(c)	In 2020, the Group invested USD5,000 to acquire 2.27% equity interests in Hyperfine. Hyperfine is a private company engaging in the business of Magnetic Resonance (“MR”) technology. The equity interest is not considered in-substance common shares due to substantial liquidation preference rights. Accordingly, the investment in Hyperfine was accounted for as equity securities without readily determinable fair value. For the year ended December31, 2020, no fair value change was observed and recognized.
(d)	In 2020, the Group invested USD4,000 to acquire 4.05% equity interests in Promaxo. Promaxo is a private company engaging in the business of MR technology. The equity interest is not considered in-substance common shares due to substantial liquidation preference rights. Accordingly, the investment in Promaxo was accounted for as equity securities without readily determinable fair value. For the year ended December 31, 2020, no fair value change was observed and recognized.
(e)	These other investments represent certain insignificant investments in the third-party private companies, which the Group has no significant influence over the investees and accounted for these investments using the measurement alternative method.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

10. LONG-TERM INVESTMENTS - CONTINUED

(f)	In 2016, the Group invested RMB50,000 to acquire a 49.5% equity interests in a limited partnership, Huaying Fund I, which is a fund engaged in investing activities in small and middle scale High Tech private companies. The Group accounted for the investment under the equity method because the investments are of common stock and the Group has significant influence through its board seat but does not control Huaying Fund I. The Group recorded RMB1,823, RMB(1,342), and RMB(2,452) of income/(loss) from equity method investment during the years ended December 31, 2018, 2019 and 2020.
(g)	In 2019, the Group invested RMB102,000 to acquire a 34% equity interests in a limited partnership, Huaying Fund II, a fund engaged in investing activities in small and middle scale High Tech private companies. The Group accounted for the investment under the equity method because the investments are of common stock and the Group has significant influence through its board seat but does not control Huaying Fund II. The Group recorded RMB336 and RMB5,297 of income from equity method investment during the years ended December 31, 2019 and 2020.
(h)	The other equity method investments represent several insignificant investments classified as equity method investments as the Group has the ability to exercise significant influence but does not have control over the investees.
(i)	Available-for-sale investments represent investments in debt securities and measured at fair value. Those investments mainly include investments in convertible bonds as well as investment with redemption features considered debt instruments.

11. FAIR-VALUE MEASUREMENT

As of December 31, 2019 and 2020, the financial assets and liabilities measured at fair value on a recurring basis mainly consist of the available-for-sale investments, which includes the convertible bonds and redeemable preferred shares, which are recorded in short-term and long-term investments. The fair value hierarchy of these investments as of December 31, 2019 and 2020 are as follows:

	As of December 31, 2019
	Quoted Prices in
	Active Market for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable
Description	Level 1	Level 2	Inputs Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments:
Convertible bonds	—	17,187	—	17,187
Long-term investments:
Convertible bonds	—	6,962	—	6,962
Redeemable preferred shares	—	42,212	—	42,212
Total:	—	66,361	—	66,361

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

11. FAIR-VALUE MEASUREMENT - CONTINUED

	As of December 31, 2020
	Quoted Prices in
	Active Market for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable
Description	Level 1	Level 2	Inputs Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments:
Convertible bonds	—	18,430	—	18,430
Long-term investments:
Convertible bonds	—	31,218	—	31,218
Redeemable preferred shares	—	38,499	1,934	40,433
Equity securities without readily determinable fair value	—	37,626	—	37,626
Total:	—	125,773	1,934	127,707

The Group measured the fair value of the convertible bonds based on the respective principals, expected returns and the estimated conversion value. Those convertible bonds are classified as level 2 measurement.

The Group measured the fair value of the redeemable preferred shares based on the recent transactions or based on the market approach when no recent transactions are available. Recent transactions include the purchase price agreed by an independent third party for an investment with similar terms. These investments are classified as level 2 measurement. When no recent transactions are available, a market approach will be used by the Company to measure fair value. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. Specifically, some of the significant unobservable inputs included the investee's historical earning, discount of lack of marketability, investee's time to initial public offering as well as related volatility. The Company has classified these as level 3 measurement. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair values.

No transfers occurred between different level fair-value measurements during the years presented.

For equity securities without readily determinable fair value for which the Group elected to use the measurement alternative, the investment is measured at fair value on a nonrecurring basis whenever there is an impairment or any changes resulting from observable price changes in an orderly transaction for the identical or a similar investment of the same issuer. The fair value of the investment was categorized as level 2 in the fair value hierarchy when directly or indirectly observable inputs in the market place was identified. When evaluating the impairment of these investments, inputs considered primarily include pricing of recent rounds of financing, future cash flow forecasts, liquidity factors, discount rate, and the selection of comparable companies operating in similar businesses, the COVID-19 impact and were categorized as Level 3 in the fair value hierarchy. During the years ended December 31, 2018, 2019 and 2020, the Group recognized an impairment loss of nil, RMB2,382 and nil for the equity securities without readily determinable fair value.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2020
	RMB	RMB
Accrued payroll and welfare	120,256	38,797
Deferred revenue	59,585	51,780
Product warranty	49,527	32,782
Current operating lease liabilities	32,799	48,120
Accrued expenses	17,688	14,979
Government subsidies	26,098	26,158
Other current liabilities	46,296	39,659
Total	352,249	252,275

Product warranty activities were as follows:

Product Warranty
RMB
Balance as of January 1, 2018	8,431
Provided during the year	68,866
Utilized during the year	(21,698)
Balance at December 31, 2018	55,599
Provided during the year	80,048
Utilized during the year	(86,120)
Balance at December 31, 2019	49,527
Provided during the year	74,742
Utilized during the year	(91,487)
Balance at December 31, 2020	32,782

The warranty costs recorded in cost of revenue were RMB68,866, RMB80,048 and RMB74,742 during the years ended December 31, 2018, 2019 and 2020, respectively.

13. BANK BORROWING

In 2020, the Group borrowed approximately RMB1,207,793 in different currencies from several commercial banks and repaid RMB643,122. These bank loans have one-three years maturity and weighted average interest rate of 2.85%, and will be used for the daily operations of the Group.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

14. REVENUE AND DEFERRED REVENUES

Disaggregation of revenue

All the revenues for the period was recognized from contracts with customers. For the years ended December 31, 2018, 2019 and 2020, the majority of the Group’s revenues result from sales of products which revenue is recognized at a point of time. The following table provides information about disaggregated revenue by products, including a reconciliation of the disaggregated revenue with reportable segments

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Xiaomi Wearable Products	2,439,534	4,193,665	4,438,081
Self-branded products and other	1,205,801	1,618,590	1,995,282
Total	3,645,335	5,812,255	6,433,363

During the years ended December 31, 2018, 2019 and 2020, the majority of the Group's products are sold to resellers and distributors in the PRC. This includes our products that have international versions which are first sold to the Group's domestic distributors who subsequently distribute those products internationally.

Contract balances

The following table provides information about receivables, deferred revenue and refund liability from contracts with customers

	As of December 31,
	2019	2020
	RMB	RMB
Accounts Receivables	188,940	298,038
Amounts due from related parties	1,421,170	860,213
Deferred revenue	59,585	51,780
Refund liability (sales return)	582	366

Accounts receivables are recorded when the right to consideration is unconditional and payments terms on invoiced amounts are typically 30 to 60 days. Amounts due from related parties include both amounts billed and unbilled due from related party under the cooperation agreement. As of December 31, 2019 and 2020, the amount due from related parties include the billed amount of RMB1,318,483 and RMB779,538, and unbilled amounted to RMB102,687 and RMB80,675, respectively. The amount billed is recorded when the right to the consideration is unconditional and payment terms on invoiced amounts are typically 30 to 60 days. Unbilled amount due from related party relate to our contractual right to consideration under our cooperation agreement for the second instalment payment not yet invoiced. The Company recorded no impairment charges related to contract assets during the years ended December 31, 2018, 2019 and 2020. Contract liabilities, recorded in accrued expenses in the consolidated balance sheet, include payment received in advance of performance under the contract related to our software services which are realized over the estimated usage period and payment received related to a material right provided to a customer to acquire additional goods or services at a discount in a future period.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

14. REVENUE AND DEFERRED REVENUES - CONTINUED

During the years ended December 31, 2018, 2019 and 2020, the Group recognized RMB17,876, RMB41,863 and RMB59,585 of revenue previously included in deferred revenue as of January 1, 2018, December 31, 2018 and 2019, which mainly consist of revenue recognized related to its service subscription. Additionally, during the year ended December 31, 2018, 2019 and 2020, the Group billed RMB33,329, RMB33,279 and RMB102,687 to a related party, initially recorded as unbilled amount, mainly due to the timing of invoicing for the goods related to its cooperation agreement. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s performance and the customer’s payment.

15. INCOME TAXES

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

The Company’s subsidiaries Zepp HK and Galaxy are located in HK and are subject to a two-tiered income tax rates for taxable income earned in HK with effect from April 1, 2018. The first HK$2 million of profits earned by Zepp HK and Galaxy will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

The Company's subsidiaries Zepp Inc and HNA are located in the U.S. and are subject to an income tax rate of 21% for taxable income earned as determined in accordance with relevant tax rules and regulations in the U.S.

The Company’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries are subject to the 25% standard enterprise income tax rate except for Anhui Huami and Huami Intelligent that qualify as a high and new technology enterprise (“HNTE”), which are subject to a tax rate of 15%. Anhui Huami began to qualify as HNTE in 2015 and renewed the HNTE certificate in July 2018. Accordingly, Anhui Huami was subject to a tax rate of 15% during the years ended December 31, 2018, 2019 and 2020. Huami Intelligent qualify as a HNTE in August 2020 and was subject to a tax rate of 15% during the year ended December 31, 2020.

The current and deferred components of income taxes appearing in the consolidated statements of operation are as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current tax expenses	84,931	105,663	42,257
Deferred tax benefits	(32,895)	(27,776)	(11,103)
Income tax expense	52,036	77,887	31,154

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets
Accrued expenses	50,644	60,823
Net operating loss carry forwards	53,989	62,945
Total deferred tax assets	104,633	123,768
Less: valuation allowance	(1,984)	(3,578)
Deferred tax assets, net	102,649	120,190

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

15. INCOME TAXES - CONTINUED

As of December 31, 2020, the Group had RMB276,137 operating losses deriving from entities in the PRC, HK, U.S. and Canada. The operating loss in PRC with amounted to RMB179,614 can be carried forward for five years and if not utilized and some will begin to expire in 2021. The operating loss incurred in the U.S. before December 31, 2017 can be carried forward for 20 years to offset future taxable profit, while other losses incurred after December 31, 2017 may be carried forward indefinitely. The tax losses incurred in HK can be carried forward without an expiration date. The operating loss incurred in the Canada can be carried back 3 years and forward 20 years for deduction against any form of income.

Management assesses the available positive and negative evidence in certain entities in the PRC, HK, U.S. and Canada to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets and determines the valuation allowance on an entity by entity basis. In making such determination, the Group considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-forward periods provided for in the tax law. On the basis of this evaluation, for the years ended December 31, 2019 and 2020, the Company recorded RMB1,984 and RMB3,578 allowance for the deferred tax assets.

Reconciliation between the tax expense computed by applying the PRC enterprise tax rate of 25% to income before income tax and the actual income tax expense were as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Income before income tax	386,613	652,370	265,609
Tax expense at PRC enterprise income tax rate of 25%	96,653	163,093	66,402
Income tax on tax holidays	(58,327)	(72,396)	(41,869)
Tax effect of permanence differences	(22,733)	(31,088)	(20,001)
Effect of income tax rate differences in jurisdictions other than the PRC	36,443	16,270	21,625
Change in tax rate	—	—	3,460
Changes in valuation allowances	—	2,008	1,537
Income tax expense	52,036	77,887	31,154

If the tax holiday granted to Anhui Huami and Huami Intelligent was not available for the years ended December 31, 2018, 2019 and 2020, the increase in income tax expenses and the decrease in net income per share amounts would be as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Increase in income tax expenses	58,327	72,396	41,869
Decrease in net income per share - basic	0.28	0.30	0.17
Decrease in net income per share - diluted	0.26	0.28	0.16

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

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

15. INCOME TAXES - CONTINUED

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

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIEs that are available for distribution amounted to RMB1,559,898 and RMB1,935,920 as of December 31, 2019 and 2020, respectively. Upon distribution of such earnings, the Company will be subject to PRC EIT taxes, the amount of which is impractical to estimate. The Company did not record any tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

The Group did not identify any significant unrecognized tax benefits for the years ended December 31, 2018, 2019 and 2020, respectively. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

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

16. ORDINARY SHARES

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

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

16. ORDINARY SHARES - CONTINUED

In April 2019, the Group completed its secondary offering upon which 3,174,600 class A ordinary shares were issued and 28,316,400 Class B ordinary shares were converted into Class A ordinary shares. As of December 31, 2019, there were 91,459,708 Class A and 156,060,279 Class B ordinary shares issued and outstanding.

17. SHARE-BASED PAYMENT

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

During the years ended December 31, 2018, 2019 and 2020, the Group granted nil share options to certain personnel under the PRC Plan. The Group has recorded RMB40,449, RMB1,194 and RMB480 share-based compensation expense for the years ended December 31, 2018, 2019 and 2020 related to options in PRC Plan, respectively.

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

During the years ended December 31, 2018, 2019 and 2020, the Group granted 6,988,469, 651,000 and 4,030,108 share options to certain personnel under the 2018 Plan. The weighted average exercise price of options granted during the years ended December 31, 2018, 2019 and 2020 was US$0.35 per share, US$0 per share and US$0 per share. During the years ended December 31, 2018, 2019 and 2020, the Group has recorded RMB9,523, RMB32,424 and RMB41,836 share-based compensation expense for such options, respectively

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with assistance from independent valuation firms. Assumptions used to determine the fair value of share options granted during the years ended December 31, 2018, 2019 and 2020 are summarized in the following table:

	For the years ended December 31,
	2018	2019	2020
Risk-free interest rate	2.04%-2.83%	2.14%	0.67%-0.72%
Expected volatility	36%-52.5%	50.4%	51.9%-52.0%
Expected life of option (years)	1-10	10	10
Expected dividend yield	0.0%	0.0%	0.0%
Fair value per ordinary share	15.03-16.85	12.65	21.60-23.10

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

17. SHARE-BASED PAYMENT – CONTINUED

2018 Share Incentive Plan - continued

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

(v) Fair value of underlying ordinary shares

During the year ended December 31, 2018, 2019 and 2020, the fair value of the underlying ordinary shares is determined based on the closing market price of the share.

A summary of the stock option activity under the 2015 and 2018 Plan during the year ended December 31, 2020 is included in the table below.

		Weighted average
	Options granted	exercise price
	Share Number	per option
		US$
Outstanding at January 1, 2020	12,046,236	0.24
Granted	4,030,108	—
Exercised	(1,655,936)	—
Cancelled and forfeited	(139,594)	—
Outstanding at December 31, 2020	14,280,814	0.20

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

17. SHARE-BASED PAYMENT – CONTINUED

2018 Share Incentive Plan - continued

The following table summarizes information regarding the share options as of December 31, 2020:

	December 31, 2020
			Weighted-
			average remaining
		Weighted-	exercise
		average exercise	contractual	Aggregate
	Options Number	price per option	life (years)	intrinsic value
		US$
Options
Outstanding	14,280,814	0.20	7.45	39,387
Exercisable	7,879,179	0.23	6.45	21,512
Expected to vest	6,401,635	0.17	8.69	17,875

In January 2018, the Group amended and accelerated the vesting schedule of 6,817,372 previously granted options, which became immediately exercisable. The Group recognized the remaining compensation cost immediately for those shares upon the modification.

The total intrinsic value of options exercised during the years ended December 31, 2018, 2019 and 2020 amounted RMB6,858, RMB13,608 and RMB32,010, respectively.

The weighted average grant date fair value of options granted during the year ended December 31, 2018, 2019 and 2020 was RMB15.12, RMB12.65 and RMB22.42 per share, respectively.

During the years ended December 31, 2018, 2019 and 2020, the Group recorded share-based compensation expense of RMB49,972, RMB33,618 and RMB42,316 for the options granted under the 2015 Plan and 2018 Plan.

As of December 31, 2020, there was RMB96,596 of unrecognized compensation expenses related to the options.

Restricted Stock Units

During the years ended December 31, 2018, 2019 and 2020, the Company granted 658,056, 30,000 and 2,216,120 restricted stock units respectively to employees at an exercise price of US$0 per share. These shares have a vesting period of four years of employment services with the first one-fourth vesting on the first anniversary from the grant date, and the remaining three-fourth vesting on an annual basis over a three-year period ending on the fourth anniversary of the grant date. The restricted stock units (“RSU”) are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested shares. In the event a non-vested shareholder’s employment for the Company is terminated for any reason prior to the fourth anniversary of the grant date, the holder’s right to the non-vested shares will terminate immediately. The outstanding restricted stock units shall be forfeited and automatically transferred to and reacquired by the Company at nil consideration.

The Group recognized compensation expense over the four-year service period on a straight-line basis. The aggregate fair value of the restricted stock units at grant dates was RMB92,715. The weighted average grant-date fair value of non-vested shares was RMB21.38 for the year ended December 31, 2020. The fair value of the vested restricted stock units was RMB25,592, RMB79 and RMB21,020 during the years ended December 31, 2018, 2019 and 2020.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

17. SHARE-BASED PAYMENT – CONTINUED

Restricted Stock Units - continued

During the years ended December 31, 2018, 2019 and 2020, the Group recorded compensation expense of RMB25,434, RMB3,598 and RMB22,838 for the restricted stock units, respectively.

As of December 31, 2020, there was RMB31,415 unrecognized compensation cost related to restricted stock units which is expected to be recognized over a weighted average vesting period of 2.86 years. The weighted average granted fair value of restricted stock units granted during the years ended December 31, 2018, 2019 and 2020 were RMB15.75 per RSU, RMB12.65 per RSU and RMB22.84 per RSU.

A summary of the restricted stock units activity during the year ended December 31, 2020 is presented below:

RSUs
Unvested balance at January 1, 2020	587,684
Granted	2,216,120
Cancelled and forfeited	—
Vested	986,962
Unvested balance at December 31, 2020	1,816,842

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

The Group recognized compensation expense over the four-year service period on a straight-line basis. The aggregate fair value of the restricted shares at the grant dates was RMB25,397. The fair values of non-vested shares are measured at the fair value of the Company’s ordinary shares on the grant-date which was RMB5.36 (US$0.84). The total fair value of the vested shares for the years ended December 31, 2018, 2019 and 2020 were RMB6,165, RMB2,758 and nil, respectively. The restricted shares have been fully vested in 2019 and no further grant activity in 2020. As of December 31, 2020, there was nil unrecognized compensation cost.

During the years ended December 31, 2018, 2019 and 2020, the Group recorded compensation expense of RMB3,992, RMB118 and nil for the restricted shares, respectively.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

17. SHARE-BASED PAYMENT – CONTINUED

Restricted Share owned by the founders

As one of the conditions to the closing of the Preferential Equity Interests in January 2014, two founders entered into a share restriction agreement with the preferential equity interests shareholders. Pursuant to this agreement, those founders are prohibited from transferring, selling, assigning, pledging or disposing in any way their equity interests in the Company before such interest is vested. The equity interests held by the Founders were 50% converted to restricted equity interests and vest in 24 equal and continuous monthly installments for each month starting from January 2014, provided that those founders remain full-time employees of the Group at the end of such month. A total of 45,567,164 restricted shares were held by those founders as of April 2015. In April 2015, as one of the condition of the closing of the preferred shareholder agreement, the agreement was amended to (1) restrict additional shares and extend the vesting period for an additional 48 months and (2) restrict shares held by four other founders similar to the restrictions imposed in January 2014. The Group also obtained an irrevocable and exclusive option to repurchase all of the restricted shares held by those founders at par value both in January 2014 and April 2015.

The share restriction agreement between the founders and the Company was accounted for as a grant of restricted stock awards under a stock-based compensation plan. Accordingly, the Group measured the fair value of the restricted shares of the Founders at the grant date and recognizes the amount as compensation expense over the service period. Additionally, the modification of the restriction in April 2015 was accounted as a modification of share-based compensation. The Group calculated the incremental fair value resulting from the modification and recorded it as share-based compensation over the revised vesting term. The founder restricted shares have been fully vested in 2019 and no further grant activity in 2020:

The Group determined that the non-vested restricted shares are participating securities as the holders of the non-vested restricted shares have a non-forfeitable right to receive dividends with all ordinary shares but the non-vested restricted shares do not have a contractual obligation to fund or otherwise absorb the Group's losses. See Note 22 for details.

During the years ended December 31, 2018, 2019 and 2020, the Group recorded share-based compensation expense of RMB55,311, RMB17,794 and nil related to the unvested shares of the Founders respectively.

Total share-based compensation recognized was as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
General and administrative	87,857	40,684	38,605
Research and development	42,167	11,191	23,978
Selling and marketing	4,271	3,198	2,571
Cost of revenues	414	55	—
Total stock-based compensation expense	134,709	55,128	65,154

18. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB39,495, RMB63,799 and RMB64,734 during the years ended December 31, 2018, 2019 and 2020.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

19. SEGMENT INFORMATION

The Group is mainly engaged in the business of smart wearable technology development. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer of the Group, who reviews financial information of operating segments when making decisions about allocating resources and assessing performance of the Group. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s CODM. During the years ended December 31, 2018, 2019 and 2020, the Group identified two operating segments. Those segments include Xiaomi Wearable Products and Self-branded products and others. The wearable products segment comprise of sales of Xiaomi-branded products. The self-branded products and others segment comprises of self-branded products. Both Xiaomi Wearable Product and Self-branded products and others have been identified as reportable segments. The Group primarily operates in the PRC and long-lived assets are mostly located in the PRC.

The Group’s CODM evaluates performance based on each reporting segment’s revenue, costs of revenues and gross profit. Revenues, cost of revenues and gross profits by segment are presented below. Separate financial information of operating income by segment is not available.

	For the year ended December 31, 2018
	Xiaomi	Self-branded
	Wearable	products
	Products	and others	Total
	RMB	RMB	RMB
Revenues	2,439,534	1,205,801	3,645,335
Cost of revenues	1,883,509	822,376	2,705,885
Gross Profit	556,025	383,425	939,450

	For the year ended December 31, 2019
	Xiaomi	Self-branded
	Wearable	products
	Products	and others	Total
	RMB	RMB	RMB
Revenues	4,193,665	1,618,590	5,812,255
Cost of revenues	3,296,696	1,047,816	4,344,512
Gross Profit	896,969	570,774	1,467,743

	For the year ended December 31, 2020
	Xiaomi	Self-branded
	Wearable	products
	Products	and others	Total
	RMB	RMB	RMB
Revenues	4,438,081	1,995,282	6,433,363
Cost of revenues	3,706,495	1,394,203	5,100,698
Gross Profit	731,586	601,079	1,332,665

The Group does not evaluate its segment on a fully allocated cost basis nor does the Group keeps track of segment assets separately

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

20. STATUTORY RESERVES AND RESTRICTED NET ASSETS

PRC legal restrictions permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC subsidiaries must make appropriations from after-tax profit to non-distributable statutory reserve funds as determined by the Board of Directors of the Group. Subject to certain cumulative limits including until the total amount set aside reaches 50% of its registered capital, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end). These reserve funds can only be used for specific purposes and are not distributable as cash dividends. As of December 31, 2015, the Group’s profit appropriation made to the reserve fund reached the maximum required amount of 50% of registered capital and amounted to RMB1,509. Accordingly, no additional profit appropriation during the years ended December 31, 2018. During the year ended December 31, 2019 and 2020, due to the new appropriable profit earned by certain PRC entities in the Group, the Group accrued an additional RMB92 and RMB5,997 statutory reserve.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The balances of restricted net assets were RMB153,851, RMB153,943 and RMB180,981 as of December 31, 2018, 2019 and 2020, respectively.

21. RELATED PARTY BALANCES AND TRANSACTIONS

Name	Relationship with the Group
Xiaomi Communication Technology Co. Ltd.(“Xiaomi Communication”)	Controlled by one of the Company’s shareholders
Xiaomi Technology Co. Ltd. (“Xiaomi Technology”)	Controlled by one of the Company’s shareholders
Guangzhou Xiaomi Information Service Co. Ltd (“Xiaomi Information”)	Controlled by one of the Company’s shareholders
Youpin Information Technology Co. Ltd. (“Youpin Information”, together with Xiaomi Communication, Xiaomi Technology, Xiaomi Information as “Xiaomi”)	Controlled by one of the Company’s shareholders
Hefei Huaheng Electronic Technology Co. Ltd. (“Hefei Huaheng”)	Controlled by one of the Company’s shareholders
Hangzhou Yunyou Technology Co. Ltd.(“Hanzhou Yunyou”)	Significant influence by one of the Company’s shareholders
Shenzhen Yunding Information Technology Co., Ltd. (“Yunding”)	Significant influence by the Group
Gongqingcheng Yunding Ruiheng Investment Partnership (Limited Partnership). (“Gongqingcheng Yunding”)	Controlled by the founder of a company that the Group can exercise significant influence
Hefei Yizhi Electronic Technology Co., Ltd (“Hefei Yizhi”)	Controlled by one of the Company's shareholders

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

21. RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

(1)Balances:

	As of December 31,
	2019	2020
	RMB	RMB
Amount due from related parties:
Xiaomi Communication (a)	1,401,015	830,871
Yunding (b)	—	2,064
Gongqingcheng Yunding (c)	—	22,500
Youpin Information (a)	9,845	2,278
Xiaomi Information (a)	7,669	—
Others	2,641	2,500
Total	1,421,170	860,213

	As of December 31,
	2019	2020
	RMB	RMB
Amount due to related parties, current:
Xiaomi Technology(d)	(14,186)	(10,293)
Others	(583)	(892)
Total	(14,769)	(11,185)

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

21. RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

(2)Transactions:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Sales to related parties:
Xiaomi Communication	2,798,824	4,271,135	4,447,957
Xiaomi Information	17,859	9,870	—
Others	312	—	1,800
Total	2,816,995	4,281,005	4,449,757

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Others:
Loan provided to related parties (e)	5,143	—	—
Investments disposed to a related party (f)	3,061	—	—
Purchase from related parties (g)	—	12,183	12,000
(a)	The amount due from Xiaomi represents receivables from the sales of products and services, which includes an unbilled amount of RMB80,675.
(b)	The amount due from Yunding represents prepayment for the purchase of Yunding’ products.
(c)	In December 2020, the Group sold 26.7% equity interest in Yunding for a cash consideration of RMB22,500 to Gongqingcheng Yunding, of which 20,000 has been received in January 2021.
(d)	The amounts due to Xiaomi Technology represent the payable for the cloud service received by the Group.
(e)	In 2018, the group provided a RMB5,000 loan to Hangzhou Yunyou, with annual interest of 15% and maturing in April 2019. During 2019, the Group evaluated the loan would not be collected and recognized an impairment loss of RMB5,640, which represented the principal plus accrued interest to date.
(f)	The Group disposed five long-term investments and one long-term investment to Huaying Fund in 2018 and recorded RMB31 gain during the years ended December 31, 2018.
(g)	During 2019, Purchase from related parties mainly included the intangible assets purchased from Hefei Huaheng which amounted to RMB11,321. During 2020, the Group made a prepayment of RMB12,000 to purchase a building owned by Hefei Yizhi.

22. NET INCOME PER SHARE

During the years ended 2018, the Group has determined that its convertible redeemable participating preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. The Group determined that the nonvested restricted shares of the founders are participating securities as the holders of the nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, the Group uses the two class method of computing net loss per share, for ordinary shares, nonvested restricted shares and preferred shares according to the participation rights in undistributed earnings.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

22. NET INCOME PER SHARE - CONTINUED

However, undistributed loss is only allocated to ordinary shareholders because holders of preferred shares and nonvested restricted shares are not contractually obligated to share losses.

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Basic net income per share calculation Numerator:
Net income for the year attributable to the Company:	340,046	575,196	228,753
Less: Accretion of Series A Shares	177	—	—
Less: Accretion of Series B-1 Shares	368	—	—
Less: Accretion of Series B-2 Shares	4,049	—	—
Less: Deemed dividend to preferred shareholders	209,752	—	—
Less: Undistributed earnings allocated to Series A preferred shareholders	4,521	—	—
Less: Undistributed earnings allocated to Series B-1 preferred shareholders	126	—	—
Less: Undistributed earnings allocated to Series B-2 preferred shareholders	1,319	—	—
Less: Undistributed earnings allocated to participating nonvested restricted shares	6,244	2,450	—
Net income attributed to ordinary shareholders for computing net income per ordinary shares—basic	113,490	572,746	228,753
Denominator:
Weighted average ordinary shares outstanding used in computing net income per ordinary shares – basic	211,873,704	243,648,186	248,470,684
Net income per ordinary share attributable to ordinary shareholders—basic	0.54	2.35	0.92
Diluted net income per share calculation
Net income attributable to ordinary shareholders for computing net income per ordinary shares—basic	113,490	572,746	228,753
Add: adjustments to undistributed earnings to participating securities	648	117	—
Net income attributed to ordinary shareholders for computing net income per ordinary shares—dilute	114,138	572,863	228,753
Denominator:
Weighted average ordinary shares basic outstanding	211,873,704	243,648,186	248,470,684
Effect of potentially diluted stock options, restricted stocks and RSUs	13,160,946	12,310,986	11,881,310
Weighted average ordinary shares outstanding used in computing net income per ordinary shares—dilute	225,034,650	255,959,172	260,351,994
Net income per ordinary share attributable to ordinary shareholders—diluted	0.51	2.24	0.88

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

22. NET INCOME PER SHARE - CONTINUED

For the year ended December 31, 2018, 2019 and 2020, the following shares outstanding were excluded from the calculation of diluted net income per ordinary shares, as their inclusion would have been anti-dilutive for the years presented:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Shares issuable upon exercise of share options, restricted stocks and RSUs	705,407	294,352	89,165
Shares issuable upon vesting of nonvested restricted shares	11,657,620	1,042,234	—

23. LEASES

The Group's leases consist of operating leases for administrative office spaces in different cities in the PRC and overseas and financial lease which is immaterial. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts.

The following table represents lease costs recognized in the Group's consolidated statements of operation for the years ended December 31, 2019 and 2020. Lease costs are included in selling, general and administrative expense and research and development expense on the Group's consolidated statements of operations.

	For the years ended
	December 31,
	2019	2020
	RMB	RMB
Operating lease cost(1)	30,788	57,080
Sublease income	(1,382)	(537)
Total lease cost	29,406	56,543
(1)	Operating lease cost includes short-term lease costs, which was not material in the period presented.

Prior to the adoption of the new lease standard, lease expense for the year ended December 31, 2018 was RMB11,423.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

23. LEASES - CONTINUED

The following table represents the components of leases that are recognized on the Group’s consolidated balance sheets as of December 31, 2019 and 2020.

	As of December 31,
	2019	2020
	RMB	RMB

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	26,733	42,313
Non-cash Right-of-use assets in exchange for new lease liabilities:
Operating leases	112,513	96,348
Weighted average remaining lease term
Operating leases	3.76 years	3.68 years
Weighted average discount rate
Operating leases	5.21%	5.25%

The following is a maturity analysis of the annual undiscounted cash flows for the year ended December 31, 2020:

Year ending December 31,	RMB

2021	49,628
2022	52,015
2023	46,114
2024	25,859
2025	8,354
Total lease payments	181,970
Less: imputed interest	17,850
Present value of lease liabilities	164,120

24. SUBSEQUENT EVENT

Purchase of a Minority Stake in Jiangsu Yitong High-Tech Co., Ltd

In January 2021, the Group entered into an agreement to acquired 29.99% of the outstanding shares of Jiangsu Yitong Hi-Tech Co., Ltd., (“Yitong” a listed entity on Shenzhen Stock Exchange) for an aggregate cash consideration of RMB959,680 in cash. Leveraging the Group's core capabilities, as well as Yitong's access to the Chinese domestic capital market, the Group and Yitong are expected to expand the healthcare ecosystem for Chinese market in the long term. The transaction was completed in February 2021, the Group is the process of assessing its accounting impact.

New Bank Borrowing loans

Subsequent to 2020 year-end, the Group paid back RMB439,688 loans and borrowed approximately RMB990,000 from several commercial banks. These bank loans are with one to seven years maturity and weighted average interest rate of 4.14%, of which RMB450,000 will be used for the daily operations of the Group and RMB540,000 will be used for the investment of Yitong.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2019	2020	2020
	RMB	RMB	US$
			(Note2)
Assets
Current assets:
Cash and cash equivalents	398,604	204,637	31,362
Prepaid expenses and other current assets	402	335	51
Amount due from related parties	533,449	656,579	100,627
Total current assets	932,455	861,551	132,040
Investments in subsidiaries	1,594,844	1,895,011	290,423
Total assets	2,527,299	2,756,562	422,463
Liabilities
Current liabilities:
Accrued expense and other current liabilities	166	688	105
Amount due to related parties	26,383	24,727	3,790
Total current liabilities	26,549	25,415	3,895
Other non-current liabilities	—	889	136
Total liabilities	26,549	26,304	4,031
Equity
Class A Ordinary shares (US$0.0001 par value; 9,800,000,000 and 9,800,000,000 shares authorized as of December 31, 2019 and 2020; 91,459,708 and 128,736,916 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	57	81	12
Class B Ordinary shares(US$0.0001 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2019 and 2020; 156,060,279 and 121,408,247 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	98	76	12
Additional paid-in capital	1,478,902	1,552,109	237,871
Accumulated retained earnings	910,612	1,133,368	173,696
Accumulated other comprehensive income	111,081	44,624	6,841
Total equity	2,500,750	2,730,258	418,432
Total liabilities and equity	2,527,299	2,756,562	422,463

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2)

Cost	414	55	—	—
Gross profit	414	55	—	—
Operating expenses:
Selling and marketing	4,271	3,198	2,571	394
General and administrative expenses	99,881	50,572	54,613	8,370
Research and development	42,167	11,191	23,978	3,675
Total operating expenses	146,319	64,961	81,162	12,439
Operating loss	(146,733)	(65,016)	(81,162)	(12,439)
Interest Income	2,185	6,868	1,337	205
Other loss	—	(699)	—	—
Equity in earnings of subsidiaries and VIEs	484,594	634,043	308,578	47,292
Net income	340,046	575,196	228,753	35,058

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2)

Net income	340,046	575,196	228,753	35,058
Other comprehensive income, net of tax
Foreign currency translation adjustment	75,041	13,940	(66,457)	(10,184)
Comprehensive income attributable to Zepp Health Corporation	415,087	589,136	162,296	24,874

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOW

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2)
Cash Flow from Operating Activities
Net Cash used in Operating Activities	(2,232)	(764)	(12,791)	(1,962)
Cash Flow from Investing Activities
Amount due from related parties	(196,158)	(218,791)	(123,130)	(18,870)
Investment in subsidiaries	(10,056)	2,263	8,411	1,289
Other investment activities	(95,085)	97,976	—	—
Net Cash used in Investing Activities	(301,299)	(118,552)	(114,719)	(17,581)
Cash Flow from Financing Activities
Net Cash provided by Financing Activities	652,391	45,609	—	—
Net increase/(decrease) in cash and cash equivalent	348,860	(73,707)	(127,510)	(19,543)
Effect of exchange rate changes	75,041	13,940	(66,457)	(10,184)
Cash and cash equivalents at beginning of the year	34,470	458,371	398,604	61,089
Cash and cash equivalents at end of the year	458,371	398,604	204,637	31,362

The accompanying notes are an integral part of these condensed consolidated financial statement.

ZEPP HEALTH CORPORATION

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

2. CONVENIENCE TRANSLATION

Translations of balances in condensed financial information of parent company balance sheets, statements of operations statements of comprehensive income and statements of cash flows from RMB into US$ as of and during the year ended December 31, 2020 is solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5250, representing the rate as certified by the statistical release of the Federal Reserve Board of United States on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollar at that rate on December 31, 2020, or at any other rate

3. INVESTMENTS IN SUBSIDIARIES AND VIEs

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