Form 20-F
period 2021-12-31
Zepp Health Corp
filed 2022-04-28
CIK 1720446

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.………………………………

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

As of December 31, 2021, there were (i) 133,992,912 Class A ordinary shares issued and outstanding, par value US$0.0001 per share (excluding the 5,762,444 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2015 Share Incentive Plan and the 2018 Share Incentive Plan and the 2,656,164 treasury shares in the form of ADSs that we repurchased under our share repurchase program), and (ii) 117,208,247 Class B ordinary shares issued and outstanding, par value US$0.0001 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, in this annual report on Form 20-F:

●	“ADSs” refer to our American depositary shares, each of which represents four Class A ordinary shares;
●	“ADRs” refer to the American depositary receipts that evidence our ADSs;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refer to our class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” refer to our class B ordinary shares, par value US$0.0001 per share;
●	“Memorandum and Articles” refer to the second amended and restated memorandum of association and articles of association adopted by a special resolution passed on January 12, 2018 and effective on February 12, 2018;
●	“Mobile App MAUs” refer to monthly active users of our mobile apps, which are represented by the number of accounts that have been logged into on our mobile apps during a given calendar month. The numbers of our Mobile App MAUs are calculated using internal company data that have not been independently verified. It is possible that some users may have set up more than one account;
●	“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“Our platform” refers to the products and mobile apps that we provide to users and platform partners;
●	“our VIEs” refer to Anhui Huami Information Technology Co., Ltd. and Huami (Beijing) Information Technology Co., Ltd., each of which is a company incorporated in the PRC;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“Shunyuan Kaihua” or “our WFOE” refers to Beijing Shunyuan Kaihua Technology Co., Ltd., a wholly owned foreign enterprise incorporated with limited liability in the PRC;
●	“US$,” “U.S. dollars,” “$,” or “dollars” refer to the legal currency of the United States;
●	“Xiaomi” refers to Xiaomi Corporation, of which we have been a major partner to design and manufacture Xiaomi Wearable Products;
●	“Xiaomi Wearable Products” refer to Xiaomi-branded smart bands, watches (excluding children watches and quartz watches), scales and associated accessories; and
●	“Zepp,” “we,” “us,” “our company” or “our” refer to Zepp Health Corporation, our Cayman Islands holding company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs in China, including Anhui Huami Information Technology Co., Ltd. and Huami (Beijing) Information Technology Co., Ltd., and their subsidiaries.
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

PART I

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with our VIEs

Zepp Health Corporation is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its consolidated variable interest entities, or VIEs. We conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in developing substantial proprietary technology to produce consumer health and fitness devices. Accordingly, we operate these businesses in China through our VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, our VIEs and their nominee shareholders to control the business operations of our VIEs. Our VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by our VIEs accounted for 99.8%, 97.9% and 83.5% of our total revenues for the years ended December 31, 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Zepp” refers to Zepp Health Corporation, its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs in China, including Anhui Huami Information Technology Co., Ltd. and Huami (Beijing) Information Technology Co., Ltd., and other subsidiaries. Investors in our ADSs are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

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

A series of contractual agreements, including loan agreement, equity pledge agreement, exclusive option agreement, exclusive consultation and service agreement, shareholder voting proxy agreement and power of attorney, have been entered into by and among our subsidiaries, our VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with our VIEs and their respective shareholders are substantially similar. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of our VIEs and consolidates our VIEs and their subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat our VIEs as our consolidated entities under U.S. GAAP and we consolidate the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant VIEs through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIEs and their shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our PRC subsidiaries and VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. In addition, since our auditor is headquartered in the mainland of China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB. As a result, our ADSs may be delisted under the Holding Foreign Companies Accountable Act. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Cash Flows through Our Organization

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, our VIEs entities or the subsidiaries of our VIEs is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares and other financing activities. The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2019	2020	2021

	(RMB in thousands)
Cash transferred from Hong Kong company to PRC subsidiaries, our VIEs and the subsidiary of our VIE	—	19,575	70,099
Net cash paid by the VIEs to our subsidiaries in operating activities	(245,550)	(605,423)	374,705
Net cash received/(paid) by the VIEs (to)/from our subsidiaries in investing activities	—	(597,614)	(290,767)

For details of the financial position, cash flows and results of operations of our VIEs, see “Financial Information Related to the VIEs.” Except the transactions described above, for the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary or a VIE, no subsidiaries or VIE paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. We plan to continue to determine the amount of service fee and payment method with our VIEs and their shareholders through bona fide negotiation, and settle fees under the contractual arrangements accordingly in the future. In April 2022, our Cayman Islands holding company declared and distributed cash dividends with the amount of approximately US$6.3 million to its shareholders and ADS holders, which was funded by surplus cash on our balance sheet. Other than the cash dividends paid in April 2022, we currently intend to retain our available funds and any future earnings to operate and expand our business.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. Under the the Enterprise Income Tax Law of the PRC, or the EIT Law, and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Dividends paid by our wholly foreign-owned subsidiary in China to our intermediate holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the China-HK Taxation Arrangement. Effective from January 1, 2020, if our Hong Kong subsidiary satisfies all the requirements under such arrangement, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. It could obtain such entitlement by itself at the time of making tax returns, or at the time of making withholding declarations via withholding agents. At the same time, the Hong Kong entity shall collect, gather and retain relevant materials for future reference in accordance with applicable rules, and shall accept the follow-up administration of tax authorities. However, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” for more details. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)

Under the terms of VIE agreements, our WFOE may charge our VIEs for services provided to VIEs. These service fees shall be recognized as expenses of our VIEs, with a corresponding amount as service income by our WFOE and eliminate in consolidation. For income tax purposes, our WFOE and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by our VIEs and as income by our WFOE and are tax neutral.

(3)

Certain of our subsidiaries and VIEs qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of our VIEs will be distributed as fees to our WFOE under tax neutral contractual arrangements. If, in the future, the accumulated earnings of our VIEs exceed the service fees paid to our WFOE (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), our VIEs could make a non-deductible transfer to our WFOE for the amounts of the stranded cash in our VIEs. This would result in such transfer being non-deductible expenses for our VIEs but still taxable income for our WFOE. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Under PRC laws and regulations, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to U.S. investors. Our ability to distribute earnings to the holding company and U.S. investors is also limited. We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiary, which in turn relies on consulting and other fees paid to us by our VIEs, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our PRC subsidiary incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and our VIEs and their subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends.

In addition, our PRC subsidiaries, our VIEs and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and our ADS offering in April 2019 to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our VIEs in China, including, among others, the Business License, the ICP License, the Network Culture Operation License, the Insurance Brokerage License, etc. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. Any failure to obtain or delay in obtaining such permissions or approvals, or a rescission of any such approval if obtained by us, would subject us to sanctions by the applicable PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Furthermore, in connection with offering and listing in an overseas market, we, our PRC subsidiaries and our VIEs, under the Discussion Draft of the Administrative Measures for the Filings of Overseas Offering and Listing by Domestic Enterprises for Public Comments, issued by the China Securities Regulatory Commission, or the CSRC on December 24, 2021, as well as its relevant regulations and regulatory rules, may be required to fulfill filing procedures and obtain approval from the CSRC, and under the Measures for Cybersecurity Review, which is effective on February 15, 2022, as well as its relevant laws, regulations and regulatory rules, may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. As of the date of this annual report, we have not received or were denied such requisite approval by the CSRC, nor have we been subject to any cybersecurity review made by the CAC. If we fail to obtain the relevant approval or complete other filing procedures, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval” and “—We collect, store, process and use personal information and other user data, which subjects us to laws, governmental regulations and other legal obligations related to privacy, information security and data protection, and any actual or perceived failure to comply with such legal obligations could harm our brand and business.”

Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operating data for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheet data as of December 31, 2020 and 2021 and selected consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operating data for the years ended December 31, 2017 and 2018, the selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019 and selected consolidated cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Selected Consolidated Statements of Operating Data:
Revenues(1)	2,048,896	3,645,335	5,812,255	6,433,363	6,250,109	980,778
Cost of revenues(2)	1,554,194	2,705,885	4,344,512	5,100,698	4,944,467	775,895
Gross profit	494,702	939,450	1,467,743	1,332,665	1,305,642	204,883
Operating expenses:
Research and development(3)	153,827	263,220	430,822	538,009	515,081	80,827
General and administrative(3)	114,880	213,973	248,462	261,805	258,346	40,540
Selling and marketing(3)	44,026	96,538	181,975	358,655	438,273	68,775
Total operating expenses	312,733	573,731	861,259	1,158,469	1,211,700	190,142
Operating income	181,969	365,719	606,484	174,196	93,942	14,741
Other income and expenses:
Realized gain from investments	2,373	261	1,822	—	13,507	2,120
Gain from deconsolidation of a subsidiary	—	—	—	56,522	—	—
Interest income	3,003	11,595	33,478	46,118	16,686	2,618
Interest expense	—	—	—	(22,623)	(44,884)	(7,043)
Gain from fair value change of long-term investments	—	7,860	—	12,325	—	—
Impairment loss from long-term investments	—	(7,590)	(2,600)	—	—	—
Other income/(loss), net	4,555	8,768	13,186	(929)	27,418	4,302
Income before income tax	191,900	386,613	652,370	265,609	106,669	16,738
Provision for income taxes	(27,611)	(52,036)	(77,887)	(31,154)	(10,745)	(1,686)
Income before income/(loss) from equity method investments	164,289	334,577	574,483	234,455	95,924	15,052
Income/(loss) from equity method investments	2,806	1,743	(1,112)	(4,749)	41,028	6,438
Net income	167,095	336,320	573,371	229,706	136,952	21,490
Less: net (loss)/income attributable to non-controlling interest	(587)	(3,726)	(1,825)	953	(851)	(134)
Net income attributable to Zepp Health Corporation	167,682	340,046	575,196	228,753	137,803	21,624
Net income per share attributable to ordinary shareholders of Zepp Health Corporation:
Basic income per ordinary share	0.68	0.54	2.35	0.92	0.55	0.09
Diluted income per ordinary share	0.65	0.51	2.24	0.88	0.52	0.08

Notes:

(1)	Includes RMB1,778.6 million, RMB2,817.0 million, RMB4,281.0 million, RMB4,449.8 million and RMB3,350.0 million (US$525.7 million) with related parties for the years ended December 31, 2017, 2018, 2019, 2020 and 2021, respectively.
(2)	Includes RMB1,355.5 million, RMB2,141.1 million, RMB3,342.1 million, RMB3,713.5 million RMB2,760.0 million (US$433.1 million) resulting from related parties sales for the years ended December 31, 2017, 2018, 2019, 2020 and 2021, respectively.

(3)Share-based compensation expenses were included in operating expenses. Our share-based compensation expenses were the result of (i) our grants of options, restricted shares and restricted share units under our share incentive plans to our employees, and (ii) the share restriction agreements entered into among our founders and our preferred shareholders in relation to our private financing transactions in January 2014 and April 2015. For the years ended December 31, 2017, 2018, 2019, 2020 and 2021, we recorded share-based compensation expenses of RMB51.5 million, RMB55.3 million, RMB17.8 million, nil and nil, respectively, in relation to the vesting of the restricted shares of our founders under the share restriction agreements.

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December, 31
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	366,336	1,441,802	1,803,117	2,273,349	1,468,499	230,440
Restricted cash	3,185	10,010	874	2,401	41,040	6,440
Accounts receivable (net of allowance of nil, nil and 814 as of December 31, 2019, 2020 and 2021, respectively)	32,867	58,925	188,940	298,038	537,084	84,280
Amount due from related parties (net of allowance of nil, nil and nil as of December 31, 2019, 2020 and 2021, respectively)	578,454	656,399	1,421,170	860,213	295,614	46,388
Inventories	249,735	484,622	893,806	1,217,537	1,249,327	196,047
Total current assets	1,295,360	2,857,456	4,392,452	4,827,866	3,930,953	616,852
Non-current assets:
Property, plant and equipment, net	28,755	40,042	64,350	124,619	133,873	21,008
Total assets	1,465,517	3,258,481	5,174,743	5,903,719	6,085,501	954,950
Current liabilities:
Accounts payable	707,782	1,064,106	1,999,951	1,951,335	1,317,306	206,714
Short-term bank borrowings	30,000	20,000	—	504,671	358,000	56,178
Total liabilities	887,735	1,448,903	2,677,155	3,173,461	3,152,062	494,628
Total liabilities and equity	1,465,517	3,258,481	5,174,743	5,903,719	6,085,501	954,950

The following table presents our selected cash flows for the years indicated.

	Years Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	238,336	707,605	427,999	157,302	(232,435)	(36,474)
Net cash used in investing activities	(38,881)	(324,841)	(112,703)	(206,880)	(1,069.289)	(167,796)
Net cash provided by financing activities	20,089	639,170	25,609	564,671	551,077	86,477
Net increase/(decrease) in cash and cash equivalents and restricted cash	219,544	1,021,934	340,905	515,093	(750,647)	(117,793)
Exchange rate effect on cash and cash equivalents and restricted cash	(3,175)	60,357	11,274	(43,334)	(15,564)	(2,442)
Cash and cash equivalents and restricted cash at the beginning of the year	153,152	369,521	1,451,812	1,803,991	2,275,750	357,115
Cash and cash equivalents and restricted cash at end of the year	369,521	1,451,812	1,803,991	2,275,750	1,509,539	236,880

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of financial position for our VIEs and other entities as of the dates presented. In the following tables, “Primary Beneficiary of VIEs” refers to Beijing Shunyuan Kaihua Technology Co., Ltd., our WFOE who entered into contractual arrangements with our VIEs and their respective shareholders and acts as the primary beneficiary under the contractual arrangements. “Other Subsidiaries” refer to the subsidiaries of Zepp Health Corporation, our Cayman holding company, other than Beijing Shunyuan Kaihua Technology Co., Ltd., the VIEs and the subsidiaries of the VIEs,

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2021
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)

Third-party revenues	—	1,030,549	—	5,219,560	—	6,250,109
Inter-company revenues	—	533,943	240,103	1,202,152	(1,976,198)	—
Total revenues	—	1,564,492	240,103	6,421,712	(1,976,198)	6,250,109
Total costs and expenses	(94,824)	(1,561,349)	(240,920)	(6,063,153)	1,804,079	(6,156,167)
Income/(loss) from subsidiaries and VIEs	232,566	378,511	384,365	—	(995,442)	—
Income/(loss) from non-operations	61	1,174	(10)	34,728	(23,226)	12,727
Income/(loss) before income tax expenses	137,803	382,828	383,538	393,287	(1,190,787)	106,669
Less: income tax expenses	—	8,501	(5,027)	(42,509)	28,290	(10,745)
Income/(loss) before loss from equity method investments	137,803	391,329	378,511	350,778	(1,162,497)	95,924
Income from equity method investments	—	7,441	—	33,587	—	41,028
Net income/(loss)(1)	137,803	398,770	378,511	384,365	(1,162,497)	136,952
Less: net income attributable to non-controlling interests	—	851	—	—	—	851
Net income/(loss) attributable to Zepp Health Corporation's shareholders	137,803	399,621	378,511	384,365	(1,162,497)	137,803

Note:

(1)	The net income includes gain from inter-company transactions where the VIEs sold out products through our other subsidiaries functioning as international distributors of the group.

	For the Year Ended December 31, 2020
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)

Third-party revenues	—	132,682	3,147	6,297,534	—	6,433,363
Inter-company revenues	—	285,645	147,237	184,619	(617,501)	—
Total revenues	—	418,327	150,384	6,482,153	(617,501)	6,433,363
Total cost and expenses	(81,162)	(530,557)	(215,859)	(6,007,145)	575,556	(6,259,167)
Income/(loss) from subsidiaries and VIEs	308,578	427,093	490,493	—	(1,226,164)	—
Income from non-operations	1,337	13,060	492	53,351	23,173	91,413
Income/(loss) before income tax expenses	228,753	327,923	425,510	528,359	(1,244,936)	265,609
Less: income tax expenses/(benefits)	—	6,739	1,583	(39,476)	—	(31,154)
Income/(loss) before loss from equity method investments	228,753	334,662	427,093	488,883	(1,244,936)	234,455
(Loss)/income from equity method investments	—	(7,312)	—	2,563	—	(4,749)
Net income /(loss)	228,753	327,350	427,093	491,446	(1,244,936)	229,706
Less: net loss attributable to non-controlling interests	—	—	—	(953)	—	(953)
Net income/(loss) attributable to Zepp Health Corporation’s shareholders	228,753	327,350	427,093	490,493	(1,244,936)	228,753

	For the Year Ended December 31, 2019
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)

Third-party revenues	—	7,797	3,053	5,801,405	—	5,812,255
Inter-company revenues	—	204,718	186,243	24,698	(415,659)	—
Total revenues	—	212,515	189,296	5,826,103	(415,659)	5,812,255
Total cost and expenses	(65,016)	(232,785)	(169,594)	(5,154,290)	415,914	(5,205,771)
Income from subsidiaries and VIEs	634,043	648,341	630,299	—	(1,912,683)	—
Income from non-operations	6,169	1,689	598	37,429	—	45,885
Income/(loss) before income tax expenses	575,196	629,760	650,599	709,242	(1,912,428)	652,370
Less: income tax expenses/(benefits)	—	4,089	(2,258)	(79,718)	—	(77,887)
Income/(loss) before loss from equity method investments	575,196	633,849	648,341	629,524	(1,912,428)	574,483
Loss from equity method investments	—	(62)	—	(1,050)	—	(1,112)
Net income/(loss)	575,196	633,787	648,341	628,474	(1,912,428)	573,371
Less: net income attributable to non-controlling interests	—	—	—	1,825	—	1,825
Net income/(loss) attributable to Zepp Health Corporation's shareholders	575,196	633,787	648,341	630,299	(1,912,428)	575,196

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2021
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)
Assets
Cash and cash equivalents	19,634	464,638	30,809	953,418	—	1,468,499
Restricted cash	—	572	—	40,468	—	41,040
Term deposit	—	—	—	5,000	—	5,000
Accounts receivable, net	—	185,699	4,360	347,025	—	537,084
Amount due from related parties	—	—	322	295,292	—	295,614
Inventories, net	—	242,441	—	1,036,617	(29,731)	1,249,327
Short-term investments	—	—	—	19,351	—	19,351
Prepaid expenses and other current assets	3,010	16,804	2,921	292,303	—	315,038
Intra-group receivable due from Zepp Health Corporation's subsidiaries	801,856	886,839	233,540	1,779,374	(3,701,609)	—
Total current assets	824,500	1,796,993	271,952	4,768,848	(3,731,340)	3,930,953
Property, plant and equipment, net	—	16,592	11,021	106,260	—	133,873
Intangible assets, net	—	183,580	73,251	67,353	(188,602)	135,582
Long-term investments	—	1,380,141	20,000	386,635	(234,185)	1,552,591
Investment in subsidiaries and VIEs	2,128,912	378,512	384,365	—	(2,891,789)	—
Deferred tax assets	—	36,017	18,847	60,265	28,290	143,419
Operating lease right-of-use assets	—	50,593	15,904	41,938	—	108,435
Goodwill	—	61,055	—	—	—	61,055
Other non-current assets	—	5,882	4,294	17,066	(7,649)	19,593
Total non-current assets	2,128,912	2,112,372	527,682	679,517	(3,293,935)	2,154,548
Total assets	2,953,412	3,909,365	799,634	5,448,365	(7,025,275)	6,085,501
Liabilities
Accounts payable	—	3,175	40	1,314,091	—	1,317,306
Advance from customers	—	1,683	285	2,262	—	4,230
Amount due to related parties	—	—	1,562	48,561	—	50,123
Accrued expenses and other current liabilities	8,914	112,128	29,860	165,181	—	316,083
Intra-group payable due to Zepp Health Corporation's subsidiaries	24,150	2,707,043	325,052	641,675	(3,697,920)	—
Income tax payables	—	2,184	—	411	—	2,595
Notes payable	—	—	—	103,795	—	103,795
Short-term bank borrowings	—	55,000	—	303,000	—	358,000
Total current liabilities	33,064	2,881,213	356,799	2,578,976	(3,697,920)	2,152,132
Deferred tax liabilities	—	3,903	—	23,006	—	26,909
Long-term borrowings	—	480,000	—	254,500	(7,649)	726,851
Other non-current liabilities	—	2,318	—	172,735	—	175,053
Non-current operating lease liabilities	—	37,254	4,428	29,435	—	71,117
Total non-current liabilities	—	523,475	4,428	479,676	(7,649)	999,930
Total liabilities	33,064	3,404,688	361,227	3,058,652	(3,705,569)	3,152,062
Total equity	2,920,348	504,677	438,407	2,389,713	(3,319,706)	2,933,439
Total liabilities and equity	2,953,412	3,909,365	799,634	5,448,365	(7,025,275)	6,085,501

	As of December 31, 2020
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)
Assets
Cash and cash equivalents	204,637	795,908	14,641	1,258,163	—	2,273,349
Restricted cash	—	401	—	2,000	—	2,401
Term deposit	—	—	—	5,000	—	5,000
Accounts receivable, net	—	61,854	8,536	227,648	—	298,038
Amount due from related parties	—	—	—	860,213	—	860,213
Inventories, net	—	91,059	—	1,166,996	(40,518)	1,217,537
Short-term investments	—	—	—	18,430	—	18,430
Prepaid expenses and other current assets	335	10,890	4,729	136,944	—	152,898
Intra-group receivable due from Zepp Health Corporation's subsidiaries	656,579	105,157	89,076	943,227	(1,785,039)	—
Total current assets	861,551	1,065,269	116,982	4,609,621	(1,825,557)	4,827,866
Property, plant and equipment, net	—	17,250	11,701	95,668	—	124,619
Intangible assets, net	—	34,685	46,858	63,670	—	145,213
Long-term investments	—	354,934	20,000	286,584	(217,532)	443,986
Investment in subsidiaries and VIEs	1,895,011	427,093	490,493	—	(2,812,597)	—
Deferred tax assets	—	26,952	23,873	69,365	—	120,190
Operating lease right-of-use assets	—	64,687	25,890	60,588	—	151,165
Goodwill	—	62,515	—	—	—	62,515
Other non-current assets	—	5,660	4,777	17,728	—	28,165
Total non-current assets	1,895,011	993,776	623,592	593,603	(3,030,129)	1,075,853
Total assets	2,756,562	2,059,045	740,574	5,203,245	(4,855,686)	5,903,719
Liabilities
Accounts payable	—	5,077	527	1,945,731	—	1,951,335
Advance from customers	—	913	278	41,311	—	42,502
Amount due to related parties	—	—	10,293	892	—	11,185
Accrued expenses and other current liabilities	688	52,096	23,743	175,748	—	252,275
Intra-group payable due to Zepp Health Corporation's subsidiaries	24,727	1,481,240	219,974	59,079	(1,785,020)	—
Income tax payables	—	—	—	27,706	—	27,706
Short-term bank borrowings	—	—	—	504,671	—	504,671
Total current liabilities	25,415	1,539,326	254,815	2,755,138	(1,785,020)	2,789,674
Deferred tax liabilities	—	5,203	—	17,171	—	22,374
Long-term borrowings	—	—	—	60,000	—	60,000
Other non-current liabilities	889	359	—	183,920	—	185,168
Non-current operating lease liabilities	-	53,307	14,288	48,650	—	116,245
Total non-current liabilities	889	58,869	14,288	309,741	—	383,787
Total liabilities	26,304	1,598,195	269,103	3,064,879	(1,785,020)	3,173,461
Total equity	2,730,258	460,850	471,471	2,138,345	(3,070,666)	2,730,258
Total liabilities and equity	2,756,562	2,059,045	740,574	5,203,224	(4,855,686)	5,903,719

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2021
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)

Net cash (used in)/provided by transactions with external parties	(14,164)	277,212	(199,623)	(295,860)	—	(232,435)
Net cash (used in)/provided by transactions with intra-group entities	(489)	(520,369)	146,153	374,705	—	—
Cash flows from operating activities:	(14,653)	(243,157)	(53,470)	78,845	—	(232,435)
Net cash (used in)/provided by transactions with external parties	—	(987,276)	(10,097)	(71,916)	—	(1,069,289)
Net cash (used in)/provided by transactions with intra-group entities	(146,699)	(15,751)	79,735	(290,767)	373,482	—
Cash flows from investing activities:	(146,699)	(1,003,027)	69,638	(362,683)	373,482	(1,069,289)
Net cash (used in)/provided by transactions with external parties	(8,298)	527,351	—	32,024	—	551,077
Net cash provided by/(used in) transactions with intra-group entities	—	386,704	—	—	(386,704)	—
Cash flows from financing activities:	(8,298)	914,055	—	32,024	(386,704)	551,077

	For the Year Ended December 31, 2020
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)

Net cash provided by/(used in) transactions with external parties	1,880	(389,473)	(226,040)	770,935	—	157,302
Net cash (used in)/provided by transactions with intra-group entities	(14,671)	370,827	249,267	(605,423)	—	—
Cash flows from operating activities:	(12,791)	(18,646)	23,227	165,512	—	157,302
Net cash (used in)/provided by transactions with external parties	—	(66,079)	(9,618)	(131,183)	—	(206,880)
Net cash (used in)/provided by transactions with intra-group entities	(114,719)	—	—	(597,614)	712,333	—
Cash flows from investing activities:	(114,719)	(66,079)	(9,618)	(728,797)	712,333	(206,880)
Net cash provided by/(used in) transactions with external parties	—	—	—	564,671	—	564,671
Net cash provided by/(used in) transactions with intra-group entities	—	712,333	—	—	(712,333)	—
Cash flows from financing activities:	—	712,333	—	564,671	(712,333)	564,671

	For the Year Ended December 31, 2019
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)

Net cash (used in)/provided by transactions with external parties	(5,781)	(175,313)	(115,263)	724,356	—	427,999
Net cash provided by/(used in) transactions with intra-group entities	5,017	131,307	109,226	(245,550)	—	—
Cash flows from operating activities:	(764)	(44,006)	(6,037)	478,806	—	427,999
Net cash provided by/(used in) transactions with external parties	97,976	(83,586)	(206)	(126,887)	—	(112,703)
Net cash (used in)/provided by transactions with intra-group entities	(216,528)	—	—	—	216,528	—
Cash flows from investing activities:	(118,552)	(83,586)	(206)	(126,887)	216,528	(112,703)
Net cash provided by/(used in) transactions with external parties	45,609	—	—	(20,000)	—	25,609
Net cash provided by/(used in) transactions with intra-group entities	—	216,528	—	—	(216,528)	—
Cash flows from financing activities:	45,609	216,528	—	(20,000)	(216,528)	25,609

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in the following Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business

●	Xiaomi is our most important customer and distribution channel. Any deterioration of our relationship with Xiaomi or reduction of sales of Xiaomi Wearable Products could have a material adverse effect on our operating results;
●	If we fail to successfully and timely develop and commercialize new products, services and technologies, our operating results may be materially and adversely affected;
●	Our future success depends on our ability to promote our own brands and protect our reputation. The failure to establish and promote our brands, including Amazfit and Zepp, and any damage to our reputation will hinder our growth;
●	We are susceptible to supply shortages, long lead time for raw materials and components, and supply changes, any of which could disrupt our supply chain and have a material adverse impact on our results of operation because some of the key components of our products, such as Bluetooth Low Energy (BLE) system-on-chip and sensors, come from a limited number or a single source of supply;

●	We operate in highly competitive markets and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our revenue and profitability;
●	If we are unable to anticipate and satisfy consumer preferences in a timely manner or if technological innovation renders existing smart wearable technology non-competitive or obsolete, our business may be materially and adversely affected;
●	We do not have internal manufacturing capabilities and rely on several contract manufacturers to produce our products. If we encounter issues with these contract manufacturers, our business, brand and results of operations could be harmed;
●	Our operating results could be materially harmed if we or Xiaomi is unable to accurately forecast consumer demand for our products and services or manage our inventory;
●	We collect, store, process and use personal information and other user data, which subjects us to laws, governmental regulations and other legal obligations related to privacy, information security and data protection, and any actual or perceived failure to comply with such legal obligations could harm our brand and business; and
●	Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operation consequences.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs with which we have maintained contractual arrangements and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, our VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a group;
●	We rely on contractual arrangements with our VIEs and their shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control; and
●	Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Related to Doing Business in China

●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections;
●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;
●	The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval;

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;
●	Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations; and
●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

Risks Related to our ADSs

●	Recent disruptions in the financial markets and economic conditions could affect our ability to raise capital;
●	The trading price of our ADSs has fluctuated and is likely to be volatile, which could result in substantial losses to investors; and
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

Risks Related to Our Business

Xiaomi is our most important customer and distribution channel. Any deterioration of our relationship with Xiaomi or reduction of sales of Xiaomi Wearable Products could have a material adverse effect on our operating results.

Xiaomi is the sole customer and distribution channel for all Xiaomi Wearable Products, and it held 14.4% of our total outstanding shares as of February 28, 2022. For the years ended December 31, 2019, 2020 and 2021, sales of Xiaomi Wearable Products contributed 72.2%, 69.0% and 53.5% of our revenues, respectively.

We entered into a strategic cooperation agreement with Xiaomi in October 2017, which grants us the most-preferred-partner status globally to develop future Xiaomi Wearable Products. In October 2020, we extended the strategic cooperation agreement with Xiaomi for three years, which will end in October 2023. The renewed agreement deepened our cooperation with Xiaomi by reinstating our most-preferred-partner status globally to develop future Xiaomi Wearable Products, and expanding our most-preferred-partner status to each other to the research and development of AI-chips and algorithms for wearable devices. This strategic cooperation agreement can be terminated by Xiaomi and we can therefore lose the most-preferred-partner status if we fail to meet the various requirements set out in the agreement, such as requirements on product launching timetable, product quality and annual sales target of Xiaomi Wearable Products. In addition, Xiaomi has the option to develop by itself or engage other companies to develop similar and competing products, if such companies can offer better terms and services than we do—for example, such companies may ask for less profit sharing or less intellectual property rights from their cooperation with Xiaomi. If for any reason, we cannot maintain our cooperation relationship with Xiaomi or renew the strategic cooperation agreement with terms equally favorable to us as compared to those in the existing agreement, our business and operation results may be materially and adversely affected. For more details of the strategic cooperation agreement with Xiaomi, including under what circumstances it can be early terminated, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transaction—Our Relationship with Xiaomi—Strategic Cooperation Agreement.”

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

In addition, Xiaomi sells a broad spectrum of electronic products through its online and offline channels. We cannot assure you that our products can always receive the same level of attention and promotion efforts from Xiaomi as they have been so far receiving, especially given the sales of Xiaomi wearable products decreased in 2021 as compared to 2020. In the event that Xiaomi dedicates less resources in promoting and selling our products, our revenue may decrease as well. Although we have been building our own distribution network to reduce reliance on the distribution network of Xiaomi in case we lose Xiaomi as our customer or distribution channel for any reason, there is no assurance that our own distribution network will be as effective and efficient as the sales channels of Xiaomi. In November 2019, Xiaomi launched its own smart watch product, the Xiaomi Mi Watch series. We believe this launch has, to some extent, diluted potential buyers’ attention to the products we designed and manufactured for Xiaomi and our self-branded watches, and we expect the dilution to continue, which negatively affects our sales performance and in turn, our results of operations.

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

Historically, sales of smart bands and watches contributed a significant majority of our revenues and our growth has been influenced by our product launches and product cycle. In particular, sales of our smart band products and watches (including Xiaomi Wearable Products and our self-branded smart wearable products) contributed 91.8%, 88.0% and 90.6% of our total revenues in the years ended December 31 2019, 2020 and 2021, respectively. Our future growth depends on whether we can continually develop and introduce new generations of our existing product lines and new forms of smart wearable technology with enhanced functionalities and value-added services in a timely manner. This is particularly important in the current industry landscape where technology and consumer preference evolve constantly and rapidly, which may cause our existing products to reach the end of their lifecycles prematurely and require us to introduce new products with enhanced functionalities to sustain our growth. Our capability to roll out new or enhanced products and services in turn depend on a number of factors, including timely and successful research and development efforts by us as well as our suppliers to bring cutting-edge technologies to the market, quality control of service provision and product manufacturing and the effectiveness of our distribution channels. Pursuant to our strategic cooperation agreement with Xiaomi, we are also required to consult Xiaomi regarding the product launch timetable for Xiaomi Wearable Products. If we are unable to commercialize appealing new products, functionalities, services or innovative technologies leveraging our data in a timely manner and introduce them to consumers at attractive price points compared to our existing products and competing products, or our new products, services or technologies are not accepted or adopted by consumers, our competitors may increase their market share, which could adversely impact our operating results. In addition, the research and development of new or enhanced products and services can be complex and costly. Given the complexity, we could experience delays in completing the development and introduction of new and enhanced services and products in the future. Our research and development effort may not yield the benefits we expect to achieve at all after we dedicate our time and resources into it.

We are endeavoring to apply our products in more scenarios, and medical use is one area that we put in significant efforts. Some of our existing products monitor users’ cardiac cycle, which have significant potential for medical application. We will need to obtain the medical device certificate if our products are to be used for medical application. The process of obtaining regulatory clearances or approvals to market a medical device for our other products, however, can be costly and time consuming. We may not be able to obtain these clearances or approvals on a timely basis, or at all, in order to extend our business into the medical use wearable device market. Moreover, even if we successfully obtain the required approvals for our products, given the complex and stringent nature of regulations on medical devices, failure to comply with applicable National Medical Products Administration regulations will subject us to enforcement actions such as fines, civil penalties or recalls of products, which could harm our reputation and operating results.

Our future success depends on our ability to promote our own brands and protect our reputation. The failure to establish and promote our brands, including Amazfit and Zepp, and any damage to our reputation will hinder our growth.

Since September 2015, we have begun to use the brand “Amazfit” to sell our products that are not designed and manufactured for Xiaomi to address the middle to high-end market. In August 2020, we introduced a new brand name, “Zepp” for our self-branded products. We believe the strategy to establish and promote our own brand is crucial to our future success as it expands our addressable market and gives us more flexibility in terms of pricing, distribution and marketing compared to our cooperation with Xiaomi on Xiaomi Wearable Products. We have invested, and will need to continue to dedicate, significant time, efforts and resources to build our own brand recognition. Shipments of our self-branded products have increased from approximately 4.7 million units in 2020 to approximately 7.6 million units in 2021. For the year ended December 31, 2021, revenues from our self-branded products and others segment, substantially all of which was from the sales of our self-branded products, were RMB2,909.3 million (US$456.5 million), representing 46.5% of our total revenues. We expect the sales of our Amazfit and Zepp branded products will contribute more to our total revenues as compared to Xiaomi Wearable Products in the future. However, we cannot guarantee that the shipment of our self-branded products will continue to grow, or that our promotion efforts will ultimately be successful, as it involves numerous factors including the effectiveness of our marketing efforts, our ability to provide consistent, high-quality products and services, and our consumers’ satisfaction with the technical support and software updates we provide.

In addition, negative publicity related to our brand, products, contract manufacturers, component suppliers, distributors, strategic partners and the celebrities we are associated with could damage and offset our effort to promote our own brands. In addition, although brand security initiatives are in place, we cannot guarantee that our efforts against the counterfeiting of our brands will be successful. If a third party copies our products in a manner that projects lesser quality or carries a negative connotation, our brand image could be materially and adversely affected.

We are susceptible to supply shortages, long lead time for raw materials and components, and supply changes, any of which could disrupt our supply chain and have a material adverse impact on our results of operation because some of the key components of our products, such as Bluetooth Low Energy (BLE) system-on-chip and sensors, come from a limited number or a single source of supply.

All of the components and raw materials used to produce our products are sourced from third-party suppliers, and some of these components are sourced from a limited number of or a single supplier. Therefore, we are subject to risks of shortages or discontinuation in supply, long lead time, cost increases and quality control issues given the limited sources of suppliers. In addition, some of our suppliers may have more established relationships with our competitors, and as a result of such relationships, such suppliers may choose to limit or terminate their relationship with us or prioritize our competitors’ orders in the case of supply shortages. We have in the past experienced and may in the future experience component shortages. For example, we experienced component shortages and longer lead time for components such as PPG (photoplethysmography) sensors in 2018, due to higher than expected demand for Xiaomi Wearable Products and our smart watches product lines. We also expect there may be a cost increase in source materials and shortage in chips with respect to BLE system-on-chip products. In addition, as many of electronics component suppliers are concentrated in East and Southeast Asia, there have been industry-wide conditions, health crisis, natural disasters and global events in the past that have caused material shortages for components. Starting from the second quarter of 2020, we have been experiencing components shortages and longer lead time for display driver integrated circuits, power management integrated circuits and near field communication integrated circuits, because the COVID-19 pandemic affected the countries and regions where these components are produced. We cannot guarantee that such component shortage will be resolved in the near future, the failure of which may materially and adversely affect our business, results of operations and financial performance.

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

We do not maintain our own manufacturing capabilities and rely on contract manufactures to produce our products. We assign the production of Mi Band series, Mi Smart Scale series and our self-branded product lines to a number of corresponding manufacturers. We may experience operational difficulties with our manufacturers, including reductions in the availability of production capacity, failures to comply with product specifications, insufficient quality control, failures to meet production deadlines, increases in manufacturing costs and longer lead time required. Our manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, lockdowns as a result of new waves of outbreaks of the COVID-19 pandemic or other epidemics, component or material shortages, cost increases or other similar problems. In addition, we may not be able to renew contracts with our contract manufacturers or identify manufacturers who are capable of producing new products we target to launch in the future.

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

We collect, store, process and use personal information and other user data, which subjects us to laws, governmental regulations and other legal obligations related to privacy, information security and data protection, and any actual or perceived failure to comply with such legal obligations could harm our brand and business.

Due to the volume and sensitivity of the personal information and biometric data we collect and manage and the nature of our products, the security features of our enterprise platform and information systems are critical. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security and the State Administration of Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Information Security” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Internet Privacy.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

●	In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.
●	In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.
●	In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of the PRC. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

Moreover, regulatory authorities in China have recently increased their supervision on the collection and use of personal information over mobile applications. In December 2019, a notice from a governmental authority was informally forwarded to us, stating that the authority had observed inconvenient operation for users to cancel information pushing and their accounts of one of our apps, which might interfere with users’ exercising of their user right. The notice required us to make rectification or raise an objection and make a defense within a prescribed time limit. In order to optimize user experience of our app, we waived the right to make a defense, and immediately adjusted our privacy policies and offered easier cancellation procedures for users to exercise their rights more conveniently in accordance with the relevant personal information protection laws and regulations within such prescribed time limit. In October 2020, we received a notice from a governmental authority to make rectification on our app to avoid collecting certain information and we have passed the examination after rectification.

In November 2021, we received an oral notice from the Beijing branch of CAC requiring us to make rectification on our app to change our keyword censorship mechanism. We have made the rectification as requested. In December 2021, we received a formal notice from the Beijing branch of CAC, stating that certain internet-based information services provided by us violated the relevant provisions under the PRC Cybersecurity Law and we were imposed with a fine of RMB0.5 million. We have paid up such fine and have adjusted our business practices to comply with the PRC Cybersecurity Law and other applicable regulations. We cannot assure you that similar incident will not occur in the future. Any of these incidents may adversely affect our brand and reputation, consume our managerial resources, result in potential liability of us or administrative measures being enforced on us, or otherwise harm our business.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Given our products are sold in Europe, and the resident of the European Economic Area can access our website and our mobile platform and input protected information, we are subject to provisions of the GDPR. In the United States, the Health Insurance Portability and Accountability Act, or HIPAA, governs the privacy and security of health information and require that covered entities, including most health care providers, implement administrative, physical, and technical safeguards to protect the security of individually identifiable health information that is maintained or transmitted electronically. Violations of the HIPAA privacy and security regulations could result in significant civil and criminal penalties. The California Consumer Privacy Act, or CCPA, which took effect in January 2020, also establishes certain transparency rules and creates new data privacy rights for users, including more ability to control how their data is shared with third parties. These laws and regulations are evolving and subject to interpretation. Similarly, there are a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations or limitations in areas affecting our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. Moreover, a growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another, which might become a particular concern as we accelerate our international expansion. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. For each product we develop, we gather personnel from product team, research and development team, security team and legal team to thoroughly assess the privacy risks related to the product. We review the character, potential and defined sales areas, types of personal data to be collected, related purpose for data collection and other aspects of each product to ensure compliance with applicable laws and regulations, including GDPR and CCPA regulations. For upgraded services and additional functions to be added to established products, we go through the same procedures. In 2021, we obtained the ISO/IEC 27001 information security management system certification. However, we cannot guarantee that our efforts will be effective or sufficient. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR and the Committee on Foreign Investment in the United States) and regulations can be costly. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and the misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, damage our reputation and credibility and could have a negative impact on revenues and profits.

Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operation consequences.

We depend on our information technology systems, as well as those of third parties, to develop new products and services, operate our platform, host and manage our services, store data, process transactions, respond to user inquiries, and manage inventory and our supply chain. Any material disruption or slowdown of our systems or those of third parties whom we depend upon, including a disruption or slowdown caused by our failure to successfully manage significant increases in user volume, could cause outages or delays in our services, particularly in the form of interruption of services delivered by our mobile applications, which could harm our brand and adversely affect our operating results. We primarily rely on Amazon Web Services to store our data, except for the data in Russia. Problems with our cloud service providers or the telecommunications network providers with whom they contract could adversely affect the experience of our users. We cannot guarantee that our cloud service providers will provide us with continuously uninterrupted services. Any change in service levels at our cloud servers or any errors, defects, disruptions, or other performance problems with our platform could harm our brand and may damage the data of our users. If changes in technology cause our information systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users and our business and operating results could be adversely affected.

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

We may fail to own or apply for key trademarks or patents on important products, services, technologies or designs in a timely fashion, or at all, both in China and overseas. We have registered and applied to register trademarks and service marks, including but not limited to “Amazfit”, “ZEPP”, “华米” and “跃我” in China and foreign jurisdictions. We may not be able to adequately protect our trademarks and service marks, and our competitors and others may successfully challenge the validity and/or enforceability of our trademarks and service marks and other intellectual property. Additionally, we may be prohibited from entering into certain new markets due to restrictions surrounding competitors’ trademarks. For example, our company name in Chinese characters, “华米”, has been registered as a trademark by a company unaffiliated to us in certain trademark categories in China. Furthermore, the “华米” trademark in several other trademark categories—which is contractually owned jointly by Xiaomi and us— is currently registered under the name of Xiaomi alone. Xiaomi is in the process of transferring its title to us pursuant to the relevant agreement. However, in the event that the transfer process is not completed as planned, we will not be able to use “华米” as a trademark in these additional categories as well.

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

Our products have international versions that are manufactured for sales and distribution in overseas markets. The shipment volume of international versions of our products, as a percentage of our total shipment volume, increased from 51.6% in 2019 to 54.1% in 2020, and further to 56.3% in 2021. International expansion represents a large opportunity to further grow our business and enhance our competitive position, and is one of our core strategies.

We may enter into new geographic markets where we have limited or no experience in marketing, selling, and localizing and deploying our products. International expansion has required and will continue to require us to invest significant capital and other resources and our efforts may not be successful. International sales and operations may be subject to risks such as:

●	limited brand recognition (compared with our home market in China);
●	costs associated with establishing new distribution networks;
●	difficulties in capturing foreign consumers’ preferences and customs;
●	difficulties in staffing and managing foreign operations;
●	costs and difficulties associated with providing after-sales customer services;
●	burdens of complying with a wide variety of local laws and regulations, including packaging and labeling;
●	adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;
●	political and economic instability;
●	trade restrictions, including sanction-related restrictions;
●	differing employment practices and laws and labor disruptions;
●	the imposition of government controls;
●	lesser degrees of intellectual property protection;
●	tariffs and customs duties and the classifications of our goods by applicable governmental bodies; and
●	a legal system subject to undue influence or corruption.

The occurrence of any of these risks could negatively affect our international business and consequently our business and operating results. In particular, the conflicts in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets, and may affect the demand for and sales of Xiaomi wearable products and our self-branded products in the affected regions. In addition, the concern over these risks may also prevent us from entering into or releasing certain of our products in certain markets.

We had in the past primarily relied on Xiaomi’s brand recognition and distribution channels in markets outside China. In 2019, we started to explore domestic and international sales and marketing channels for our Amazfit products on our own, and we plan to keep doing so in the foreseeable future. In August 2020, we launched premium smart watches under our own “Zepp” brand. In 2021, we promoted our Amazfit products sold in China as Chinese characters “跃我”, which means “up your game” in Chinese. We have incurred expenses on a variety of different sales and marketing efforts designed to enhance our brand recognition and increase sales of our Amazfit and Zepp products. Our marketing and branding activities may not achieve anticipated results. If we fail to enhance our marketing approaches and experiment with new marketing methods, or fail to do so in a cost-effective manner, our expansion efforts will be hindered.

We are exposed to potential liabilities arising from the products we sell, and costs related to defective products could have a material adverse impact on us.

Contractual disputes over warranties of our products can arise in the ordinary course of our business. In extreme situations, we may be exposed to potential personal injury liabilities as a result of the misuse or quality defects of the products we sell. There can be no assurance that we will not experience material product liability losses in the future, or that we will be able to defend such claims at a contained level of cost. Although we purchased products liability insurance in 2021, which covers a wide range of our products, a successful claim brought against us in excess of our available insurance coverage may have a material adverse effect on our business. Although we had insignificant volume of product replacement or product return historically, the cost of product replacements or product returns may be substantial, and we could incur substantial costs in implementing modifications to fix the defects.

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

Furthermore, levels of warranty claims or estimated costs of warranty claims might materially affect our gross margins and operating results. Any failure to detect, prevent, or fix defects, or an increase in defects could result in a variety of consequences, including a greater number of returns and replacement of products than expected from Xiaomi for Xiaomi Wearable Products, or from end users for our Amazfit and Zepp products. This will lead to increases in warranty costs, regulatory proceedings and product recalls, which could harm not only our revenue and operating results, but also our brand name. We currently offer a standard product warranty that the product will operate under normal use. We offer product warranty to Xiaomi and distributors of our self-branded products. For products sold to end users, either through Xiaomi and distributors of our self-branded products, or directly by us to end users, we offer a 12-month warranty. We generally elect to replace the defective products covered under the warranty. At the time revenue is recognized, an estimate of warranty costs in relation to the products sold is recorded as a component of cost of revenues. Therefore, the occurrence of real or perceived quality problems or material defects in our current and future products could expose us to warranty claims in excess of our current reserves. If we experience greater returns or replacement of defective products from Xiaomi or end users, or greater warranty claims, in excess of our reserves, our brand name could suffer, and our business, revenue, gross margin, and operating results could be harmed.

Our business, financial condition and results of operations have been, and may continue to be, adversely affected by the COVID-19 pandemic.

The ongoing COVID-19 pandemic has restricted general commercial activities in affected regions and resulted in reduced business volume. We witnessed a decrease in demand than our expectation for smart wearable products, both in China and overseas, which negatively affected our sales performance. The pandemic has also caused occasional temporary closures of our offices and limited access by our employees to certain warehouses and logistics centers since early 2020. In addition, we implemented short-term measures for employees to work remotely from home at the beginning of 2020. Since the end of 2020, the spread of COVID-19 was substantially controlled in China, business activities have largely resumed, government emergency measures have been significantly relaxed, and the general economy is gradually recovering. However, restrictions were re-imposed from time to time thereafter in certain cities to combat sporadic outbreaks, and business activities were negatively affected due to occasional lockdown, such as the lockdown in Shenzhen, Shanghai and other cities in the first and second quarters in 2022. To the extent we have service centers, sales channels or manufacturing facilities in these locations, we took a series of measures in response to the outbreak, including, among others, remote working arrangement for our employees. As a result, we are susceptible to factors adversely affecting one or more of these locations as a result of COVID-19. These measures, if taken again in the future, could reduce the capacity and efficiency of our operations, which in turn could negatively affect our results of operations. Due to the uncertainties of the future development of the pandemic in Mainland China, where we operate substantially all of our business, we cannot guarantee that such disruption will not occur again in the future.

The global spread of COVID-19 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be predicted. The worldwide pandemic has not only adversely affected our logistic network, delivery time and sales performance overseas, but also led to components and raw materials shortages as we source those from south east Asia, Europe and other areas around the world. In particular, delays in the production of certain parts continued to affect the inventory availability for some of our new products throughout 2021. Furthermore, some of the companies we have invested in have suffered from the temporary closure of offices and facilities and the downturn of the macroeconomy resulted from the COVID-19 pandemic. Consequently, we may not receive investment returns as expected, and may lose part or all of our investment in these companies.

The duration of such business disruption, the extent of reduced sales and financial impact cannot be reasonably estimated at this time. The COVID-19 pandemic, including the COVID Delta and Omicron and other future variants may negatively affect our financial results for the fiscal year of 2022, maybe even beyond. The extent to which this pandemic impacts our results will depend on future developments, both in China and globally, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this pandemic and the actions to contain this pandemic or treat its impact, among others.

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

Our director, Mr. De Liu, is also a co-founder and a senior vice president of Xiaomi. Mr. Wang Huang, the chairman of our board of directors and our chief executive officer, also serves as the chairman of the board of directors of Jiangsu Yitong High-tech Co., Ltd., or Jiangsu Yitong, an affiliate of our company. Our director, Ms. Yunfen Lu, also serves as a director of Jiangsu Yitong. Such association may give rise to potential conflicts of interest, especially with regarding to our business cooperation with Xiaomi and Jiangsu Yitong. Directors of our company are required by law to act honestly and in good faith with a view to the best of our interests and to disclose any interest that they may have in any of our projects or opportunities. In addition, we have adopted a code of ethics and an audit committee charter. The code of ethics provides that an interested director needs to refrain from participating in any discussion among senior officers of our company relating to an interested business and may not be involved in any proposed transaction with such interested business. Furthermore, the audit committee charter provides that most related party transactions must be pre-approved by the audit committee, a majority of which consists of independent directors. Our audit committee charter, however, exempts the pre-approval requirement for related party transactions that are immaterial to us or not unusual by nature. In the event of such transactions with Xiaomi or Jiangsu Yitong, Mr. Liu and Ms. Lu will still be entitled to vote in our board meeting, and we cannot assure you that their decision will not be impacted by any potential conflict of interest arising from their respective relationship with Xiaomi and Jiangsu Yitong.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in 2015 and 2018, which we refer to as the 2015 Plan and the 2018 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under our two share incentive plans, we are authorized to grant options and other types of awards. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2015 Plan and 2018 Plan is 14,328,358 and 19,119,213 Class A ordinary shares, respectively. As of February 28, 2022, awards to purchase 13,586,319 Class A ordinary shares under the 2015 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of February 28, 2022, awards to purchase 20,300,122 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of December 31, 2021, our unrecognized share-based compensation expenses amounted to RMB139.7 million (US$21.9 million).

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

Acquisitions and investments may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, and adversely impact our business, financial condition, operating results, and cash flows. In particular, our acquisitions and investments may be subject to relevant laws, regulations and governmental approvals, potentially strict scrutiny by foreign governments, both retrospectively and prospectively. For example, in June 2020, we acquired PAI Health, a heart health software company incorporated in Canada. However, we cannot guarantee that the Canadian national security inspection or similar events in the future will not negatively affect our business and results of operations. Failure to obtain necessary governmental approvals or to comply with applicable laws and regulations in the jurisdictions where we or the companies we invest in or acquire operate could subject us to administrative liabilities, which will materially and adversely affect our results of operations and financial performance. In addition, certain early-stage enterprises that we have invested in may require a significant amount of cash to develop their businesses and maintain their daily operations, and therefore are susceptible to market risks. Certain enterprises we invested in that subsequently became public companies have been, and likely will continue to be, subject to severe volatility in stock prices, and the value of our investment may in turn be negatively affected. We may not accurately forecast the financial impact of an acquisition or investment transaction, including accounting charges. We would have to pay cash, incur debt, or issue equity securities to pay for any such acquisition and investment, each of which may affect our financial condition or the value of our capital stock and could result in dilution to our shareholders. We had RMB1,571.9 million (US$246.7 million) of short-term and long-term investments as of December 31, 2021.

Furthermore, our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in the occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. Most of our investee companies are in their early stages and may not be able to achieve profitability or generate positive operating cash flows in the near future. A partial or complete loss of our investments in these investee companies is possible. For example, we acquired 29.99% of the total outstanding shares of Jiangsu Yitong through one of our subsidiaries in China. We adopted the equity method and consolidated the income or loss of Jiangsu Yitong, which may affect our net income. If the stock price of Jiangsu Yitong decreases significantly for an extended period, the valuation of this investment may be adjusted and we may need to recognize an impairment loss.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy starting from 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had gradually slowed since 2010, and it was further affected by the impact of COVID-19. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Some of the technologies we use incorporate open source software, such as Zepp OS, and we may incorporate other open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our products and services that incorporate the open source software for no cost, that we make publicly available the source code for any modifications we made or derivative works we created based upon, incorporating, or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. Additionally, if a third-party software provider has incorporated open source software into the software that we license from such provider, we could be required to disclose or provide at no cost any of our source code that incorporates or is a modification of such licensed software. If the author or other third party distributor of the open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages and enjoined from the sale of our products and services that contained the open source software. Any of the foregoing could disrupt the distribution and sale of our products and services and harm our business.

We could be exposed to significant costs and business disruption resulted from product liability claims.

Although we purchased products liability insurance in 2021, which covers a wide range of our products, a successful liability claim against us due to injuries suffered by our users in excess of our available insurance coverage could materially and adversely affect our financial conditions, results of operations and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. We will endeavor to maintain an effective internal control system, but any failure may cause our management and our independent registered public accounting firm to not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the PRC government may adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance (“ESG”) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

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

Our WFOE has entered into a series of contractual arrangements with our VIEs and their respective shareholders, respectively, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details. We conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs with which we maintained these contractual arrangements and their subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in our VIEs.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel, (i) the ownership structures of our VIEs in China and our WFOE comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between our WFOE, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. Our holding company in the Cayman Islands, our VIEs and investments in our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with VIEs and, consequently, the business, financial condition, and results of operations of our VIEs and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our VIEs which contributed to 83.5% of our revenues in 2021. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.” Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant VIEs through the contractual arrangements, or how contractual arrangements in the context of a variable interest entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the variable interest entity contractual arrangements. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

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

Risks Related to Doing Business in China

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

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

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our directors and senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. A judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

We are a Cayman Islands holding company and we may rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If any of our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, each of which is a wholly foreign-owned enterprise may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. At the end of 2021, in an effort to reduce our exposure to foreign currency exchange risk, we have entered into several currency hedging arrangements and recorded a gain in RMB2.8 million (US$0.4 million). While we consider the hedging transaction coverage currently sufficient based on the currency exposure amount and prediction on the future exchange rate, the effectiveness of these hedges may be limited, further hedging options may be limited, and we may not be able to adequately hedge our exposure. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into a foreign currency.

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

Any failure or perceived failure by us to comply with the anti-monopoly and anti-unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC government has adopted a series of anti-monopoly and anti-unfair competition laws and regulations and has recently enhanced its enforcement of such laws and regulations. The PRC Anti-monopoly Law and the relevant implementing rules (i) require that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Anti-monopoly Law. Furthermore, in February 2021, the Anti-monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or the Anti-Monopoly Guidelines. The Anti-Monopoly Guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard the interests of users and undertakings participating in the internet platform economy, including without limitation, prohibiting platforms with a dominant position from abusing their market dominance (such as discriminating against customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology to block competitors’ interfaces, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. As the Anti-Monopoly Guidelines were newly promulgated, it is still uncertain how they will impact on our business, financial condition, results of operations and prospects.

According to the PRC Anti-unfair Competition Law, unfair competition, which refers to the production and operating activities where the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the PRC Anti-unfair Competition Law, shall be prohibited. Pursuant to the PRC Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the PRC Anti-unfair Competition Law may be subject to civil, administrative or criminal liabilities depending on the specific circumstances.

In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC, and the former State Administration for Industry and Commerce, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In December 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its provincial branches to conduct anti-monopoly enforcement within their respective jurisdictions. In September 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In particular, the PRC regulators have been increasingly focused on inspection and regulation on potential noncompliance with anti-unfair competition and antimonopoly related laws recently. For example, in April 2021, the SAMR, the Cyberspace Administration of China and the SAT, held an administrative guidance meeting for Internet platform enterprises. During the meeting, it was pointed out that illegal activities including, among others, forcing the implementation of “choose one” among the enterprise and its competitors, abusing dominant market position, “cash burning” to seize the “community group buying” market, making use of big data analysis to the disadvantage of existing customers, etc., shall be prohibited and rectified. In addition, many platforms, including 34 enterprises which attended such administrative guidance meeting as representatives of Internet platform enterprises, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The competent administration for market regulation will organize and conduct inspections on the platforms’ rectification results. If the platforms are found to conduct illegal activities including forcing the implementation of “choose one” among them and their competitors, abusing dominant market position, infringing consumers rights and interests, etc., they will be imposed with more severe penalties in accordance with the laws. We have been conducting necessary self-inspection and rectifications in accordance with such guidance and are working on some of the rectification procedures, such as concentration notification for past deals. We cannot guarantee you that we will not be subject to more similar or even stricter rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times. As a result of the regulators’ focus on anti-monopoly and anti-unfair competition compliance and enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. In order to comply with existing laws and regulations and new laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses and adjusting investment activities, which may adversely affect our business operation, growth prospects and reputation. In addition, we cannot assure you that our efforts are sufficient to comply with the all the applicable laws and regulations on anti-monopoly and anti-unfair competition and the authorities’ requirements in all respects. Any anti-monopoly or anti-unfair competition related lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions, required divestitures, limitations on certain pricing and business practices or significant fines. As a result, we may be subject to significant difficulties in operating our current business and pursuing our investment and acquisition strategy.

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

We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and registrations as required under SAFE Circular 37 and SAFE Notice 13. Our PRC resident shareholders, namely Wang Huang, Yunfen Lu, Meihui Fan, Bin Fan, Yi Zhang and Xiaojun Zhang, have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 and SAFE Notice 13. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

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

On October 17, 2017, the SAT released Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, effect from December 1, 2017. SAT Public Notice 37 replaced a series of important circulars, including but not limited to SAT Circular 698, and revised the rules governing the administration of withholding tax on China-source income derived by the non-resident enterprise. SAT Public Notice 37 provided certain key changes to the current withholding regime including, such as (i) the withholding obligation for non-resident enterprise deriving dividend arises on the day the payment is actually made rather than on the day of the resolution to declare the dividends; (ii) the provision that nonresident enterprise shall self-report tax within seven days if their withholding agents fail to withhold is removed, etc.

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

Since we first listed our ADSs on the New York Stock Exchange, or NYSE, on February 8, 2018, the trading prices of our ADSs have been and may continue to be subject to wide fluctuations. In 2021, the trading prices of our ADSs on NYSE have ranged from US$4.56 to US$19.72 per ADS.

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

Because we may not pay dividends again in the foreseeable future, you must rely on a price appreciation of our ADSs for return on your investment.

On March 17, 2022, our board of directors approved the declaration and payment of special cash dividends in an amount of US$0.025 per ordinary share (US$0.1 per American depositary share), representing an aggregate dividend payment to all shareholders of our company of approximately RMB40 million (US$6.28 million), to be paid out of our cash balance. In April 2022, we paid such cash dividend to our shareholders of record at the close of business on March 28, 2022. Other than the payment of dividends in April 2022, we currently do not plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay dividends out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

As of February 28, 2022, holders of our Class B ordinary shares held an aggregate of 117,208,247 Class B ordinary shares, which represent 47.1% of the total outstanding shares and 89.9% of total voting power of our outstanding shares. Therefore, our Class B ordinary shareholders have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

As of February 28, 2022, our officers, directors and principal shareholders collectively held 93.5% of total voting power. This significant concentration of share ownership and voting power may adversely affect or reduce the trading price of our ADSs because investors often perceive a disadvantage in owning shares in a company with one or several controlling shareholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring shareholders’ approvals, including electing directors and approving mergers or other business combination transactions. These actions may be taken even if they are opposed by our other shareholders. This concentration of share ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Pursuant to Sections 303A.01, 303A.04, 303A.05 and 303A.07 of the New York Stock Exchange Listed Company Manual, a company listed on the New York Stock Exchange must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors and a compensation committee composed entirely of independent directors. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income; or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on our income and assets, and the market value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. While we do not expect to be or become a PFIC for the current taxable year or the foreseeable future, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

In February 2021, we, through Anhui Shunyuan Xinke Management Consulting Partnership (Limited Partnership), one of our subsidiaries in China, acquired 29.99% of the total outstanding shares of Jiangsu Yitong, a PRC company listed in Shenzhen Stock Exchange, for an aggregate consideration of RMB959.7 million in cash to expand the healthcare ecosystem for Chinese market in the long term. The transaction was completed in February 2021.

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

Through our own Amazfit and Zepp brands, and as the developer of smart wearable devices for Xiaomi brands, we shipped 36.1 million units of smart wearable devices in 2021, and we had shipped an aggregate of 203.4 million units between our inception and December 31, 2021. In 2021, we promoted our Amazfit products sold in China as Chinese characters “跃我”, which means “up your game” in Chinese. We collaborate with partners across many verticals such as sports and social network, mobile payment and health and related industries. Our key product and technology offerings include our smart devices, home fitness equipment and healthcare initiatives, together forming our smart health ecosystem.

Smart Bands and Smart Watches

We have developed a wide range of smart wearables that offers robust features at competitive pricing under the Xiaomi brand and our own brands, Amazfit and Zepp. Mi Band series is our smart band series that is designed and manufactured for Xiaomi. We introduced the first generation of Mi Band in July 2014, and recently Mi Band 6 in March 2021. We will also launch Mi Band 7 in 2022. We offer products in different styles, such as round versus rectangular, and specific functions targeting various audiences, such as ruggedized versus everyday, or sports versus fashion, to address the different needs of our consumers. For example, in 2021, we introduced fashion series GTR 3, GTS 3 and GTR 3 Pro smart watches, providing periodic upgrades in features and materials at the $199 price point.

We pursue a strategy of fast development and replacement cycles with shorter manufacturing runs. This brings new products to market fast, stimulating new purchase by delivering compelling newly-launched or updated offerings throughout the year. All of our products utilize the same AI chipset and sensor array with important differentiating benefits for our data analytics service offerings, which provides consistent biometric data and allows users to connect with different terminals to improve the IoT application scenarios.

In 2021, we sold our own branded products under the Amazfit and Zepp brand names. Significant models include:

●	Amazfit Band 5;
●	Amazfit basic smart watches, Bip S, U and U Pro;

●	Amazfit sport and outdoor smart watches, Neo, T-Rex, T-Rex Pro and Stratos 3;
●	Amazfit fashion smart watches, GTR and GTS series and GT mini; and
●	Zepp advanced smart watches, E and Z.

We launched the Zepp-branded smart watches in 2020, and continued to present new models of Zepp-branded smart watches in 2021. The Zepp smart watches represent a new high-end line of smart watches featuring higher-end materials, designs and finishes, which provide distinctive, dressier smart watch options to consumers. We also launched our brand-new children’s smartwatch product line in the second quarter of 2021, allowing us to enter a niche market we have not previously addressed. Beyond basic children’s smartwatch functionalities, our products focus on motivating children to go outdoors and participate in various physical activities, while ensuring compliance with the policy guidance of Chinese education regulatory authorities.

Smart Scales

Smart scales, which gather biometric and correlate data and analysis algorithms with other devices, such as smart watch and app, have been a strong component of the smart health device market for several years.

Hearables and Others

Smart ear buds, ear phones and other personal listening devices have become a fast-growing segment of the smart wearables industry in the last three years.

We introduced our first two smart hearable products, Amazfit PowerBuds and Amazfit ZenBuds, which incorporate true health monitoring and health benefits, in 2020. Amazfit PowerBuds are designed for listening use during exercise or outdoor activities, and provide heart rate monitoring and data sharing with our Zepp app. In 2021, we introduced a new smart hearable product, Amazfit PowerBuds Pro, an upgraded version of Amazfit PowerBud featuring true wireless stereo with powerful multi-scenario, active noise cancellation and advanced health monitoring functions, including cervical vertebrae and hearing protection.

We offer a home treadmill, Amazfit AirRun, primarily for sales in Asia. We also offer sportswear, home appliances and smart watch accessories.

Data Analytics Capability

We had more than 41.3 million Mobile App MAUs as of December 31, 2021, contributing to a large data set for health related data analytics. In addition, we use the same biosensor array in each of our products, regardless of price or type, which provides us with a consistency as to the quality and format of the data collected that many of our competitors do not possess.

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

Subject to our data privacy and security policies, we also offer use of specific data sets and to population health managers, such as life and health insurance companies, employers and wellness program providers. These population health managers are granted access to data of their own members or users to drive health and wellness programs, identify at-risk members or improve population risk management. In particular, PAI Health, which we acquired in 2020, developed a robust heart health algorithm that has proven to be a strong predictor of longevity. The PAI algorithm is built into our products to give consumers the benefit of PAI information and activity guidance. In 2020, PAI Health entered into an agreement with Prudential Corporation Asia for the inclusion of the PAI algorithm into Prudential’s Pulse digital health app to be offered in some countries in Asia. In addition, in 2021, we also commenced partnership with Zurich Brazil, ERGO China Life and other high-profiled insurance companies to conduct data analytics pilots with them. Some of the insurance companies look to leverage our data and our PAI health technology to achieve more efficient customer acquisition and generate increased customer engagement with their applications. Some insurance companies are leveraging the data collected from our smart wearables for enhanced accuracy in insurance underwriting and pricing. We also cooperate with insurance companies on corporate wellness programs, where the insurance companies monitor health conditions of the corporate employees leveraging the PAI Health data analytics.

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

Huangshan-1 operates alongside an always-on (AON) module designed to transfer sensor data to internal static random access memory without waking the primary processor, with dedicated accelerators for neural network workloads. Huangshan-1 also supports real-time movement tracking, real-time biometric identification and real-time warning, among a huge array of functions. In addition, Huangshan-1 can scan the heart rate patterns of users through cloud-based AI, which helps monitor the user’s heart rate carefully, check for any unusual patterns and update users’ health statistics even when the users are not online. With lightning performance and minimal power consumption, Huangshan-1 has been applied on our Amazfit-branded health-oriented products since August 2019.

In June 2020, at a Zepp-sponsored AI Innovation conference, we announced our next generation of the Huangshan chipset, Huangshan-2. Based on RISC-V instruction set and a new independent neural network engine, the Huangshan-2 improves computing efficiency by 38% and can make software algorithms 26 times faster than other standard algorithms running on MCU core, at significantly lower power consumption than the Huangshan-1.

In July 2021, at our annual developers conference, we announced our new generation of smart wearable chip Huangshan-2s, the third generation Huangshan chip. Compared to its predecessor, the Huangshan-2s reduces operating power consumption by 56% and dormant power consumption by 93%, and improves graphics performance by 67%. Huangshan-2s smart wearable chips successfully taped out in March 2021, and have become one of the key smart wearable chips for our next generation of Amazfit smart watches.

BioTracker Sensor Array

We develop our own proprietary biosensor array for our smart devices. Like the Huangshan chipset, we believe this provides significant development and cost competitive advantages for our company.

In June 2020, we announced the second generation of our biosensor array, BioTrackerTM 2. The new sensor supports five AI-driven biologic data engines, including RealBeatsTM2 heart rate monitoring, OxygenBeatsTM oxygen data monitoring, SomnusCareTM sleep data monitoring, ExerSenseTM exercise data detection and monitoring and Zepp-PAI heart health monitoring and analysis. The upgrade to our biosensor capabilities includes improvements in sensitivity, accuracy and scope of information detected by our devices. In October 2021, we introduced the third generation of our biosensor array, BioTrackerTM 3, into our smart watch products Amazfit GTS 3, Amazfit GTR 3 and Amazfit GTR 3 Pro. The BioTrackerTM 3 monitors blood oxygen level, heart rate stress level and sleep quality, providing users with easy-to-use enhanced health and sports experience.

Zepp OS

We announced the new Zepp OS in July 2021. Zepp OS is not only a smart watch operating system but also the core of an open platform, designed with emphasis on health, user experience and privacy protection with three key characteristics, namely being light, smooth and practical.

The new Zepp OS provides a reliable and stable Bluetooth channel to better connect with smart phones, smart homes, other health devices and payment systems. We are also opening the Mini Program framework for developers to create new apps that leverage the high-quality data and intelligence from our company’s proprietary biosensor array and AI chip, creating a global open IoT ecosystem for smart wearable users.

We also licensed Zepp OS and Huangshan-2s smart wearable chip technologies, including patents, technical secrets, integrated circuit layout-design, to Whale Microelectronics of Jiangsu Yitong. Whale Microelectronics are able to enrich the IoT ecosystem in China by connecting with smart car and other smart home appliances.

PumpBeats Blood Pressure Measurement System

In July 2021, we introduced PumpBeats(TM), a non-invasive and sleeveless blood pressure measurement system on Amazfit smart watches, which enables both spot measurement and continuous monitoring during sleep. Based on five years of technical research and employing our proprietary Huangshan AI chip and biosensor array, the PumpBeats(TM) algorithm is able to measure blood pressure through the watch’s optical sensors in only 30 seconds. This feature provides users with easy, convenient, accurate readings anytime and anywhere throughout their busy day. PumpBeats(TM) is now being tested in Amazfit GTR 3 Pro introduced in October 2021.

Zepp and Zepp Life Mobile Apps

We mainly offer two mobile apps: our “Zepp Life” mobile app (formerly known as the “Mi Fit” mobile app) and our “Zepp” mobile app (formerly known as the “Amazfit” mobile app). Both of our mobile apps sync automatically with, and display real-time data from our devices. They use charts and graphs to display analysis of the activity and biometric data collected from users. Our “Zepp Life” mobile app is designed with a focus on sports and fitness functions while our “Zepp” mobile app emphasizes functions relating to health and medical care.

Since our inception in 2013, we have amassed a large user base. As of December 31, 2021, we had 282.0 million registered users of our mobile apps. In 2021, we had an average Mobile App MAUs of 41.3 million.

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

Data Privacy and Protection

We consider the protection of the personal privacy of each of our users to be of paramount importance. We think it is crucial that our users understand how we handle their information so that they can make informed choices in deciding how such information is used and shared.In 2021, we obtained the ISO/IEC 27001 information security management system certification.

To this end, we have developed a company-wide policy on data collection and use practices to preserve individual privacy rights in all respects, the key principles of which include: (i) providing adequate notice to users as to how their data is being collected and used, (ii) providing users with the option to opt out, (iii) making reasonable efforts to prevent loss/leakage of user data, (iv) giving users access to all information held about them, and (v) enforcing the policy with effective means.

We also partner with several leading social networks in China. With the consent of our users, we allow them to import certain activity data collected by us to their platforms so that our users can utilize certain interactive functions offered on these social networks. In addition, our users can also import their data to third-party apps such as Apple Health Kit and Google Fit to obtain the data analytic services provided by them. Users can revoke their consent to share data with third parties at any time using their “Zepp Life” or “Zepp” account settings or the account settings on such third parties’ platforms. If users choose to share their data with a third party, the data is governed by the privacy policy of the third party. We do not distribute or share with third parties our users’ personal data to other companies for advertising or any other purposes.

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

As of December 31, 2021, our total research and development staff consisted of 665 employees. Our global research and development team supports the design and development of our new products. Our research and development team is comprised of electrical engineers, mechanical engineers, computer scientists and mobile app developers. The team is further divided into four subgroups, including algorithms and AI, software engineering, hardware engineering and third-party service integration.

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

In March 2020, we jointly established a laboratory for studies on monitoring respiratory diseases using wearable devices partnered with the respiratory disease team of Dr. Nanshan Zhong, who is a global leading epidemiologist and plays a significant role as an advisor in managing the COVID-19 crisis in China. The focus at this laboratory is on the early prediction of certain respiratory diseases, in particular COVID-19, and how our smart wearables, with our AI and big data advantages, can help establish a cloud service system to provide epidemic prediction and diseases requiring monitoring. In 2022, we began to work with the laboratory to apply our smart wearable devices in the detection of asthma, obstructive sleep apnea (OSA) and in the chronic obstructive pulmonary disease (COPD) monitoring process. In May 2020, we published a research article on infectious disease prediction based on data from wearable devices in journals of Discrete Dynamics in Nature and Society by Hindawi, which indicates that the popularity of wearable devices enables a new perspective for the precaution of the infectious diseases and can be the foundation for a health surveillance system. We plan to utilize the laboratory achievements to further develop our products and services in building a comprehensive health and fitness ecosystem.

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

Manufacturing and Fulfillment

Procurement and Manufacturing

We procure a majority of raw materials and components from suppliers within China, and then consign them to our manufacturers. In general, prices for our raw materials have been relatively stable. Through close coordination with our customers and manufacturers and frequent purchases of components from suppliers, we are able to carry a few raw material and in-process inventories and achieve prompt production, minimizing inventory risk. For Xiaomi Wearable Products, Xiaomi provides us with production forecasts on a rolling basis, which serves as the primary indicator for our component procurement effort. For our self-branded products, we procure components based on our internal sales and production plan for the next one to two months at the beginning of each month.

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

We believe that outsourcing the manufacturing of our products enables greater scale and flexibility at lower costs than establishing our own manufacturing facilities. We outsource the manufacturing of our products to a number of contract manufacturers. We assign the production of Mi Band series, Mi Smart Scale series and our self-branded product lines to a number of corresponding manufacturers. Our manufacturers produce our products using design specifications and standards that we establish.

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

Strategic Collaborations and Investments

In 2020, we identified that miniaturization and artificial intelligence engineering expertise could be applied to emerging medical imaging technology. In the second half of 2020, we announced partnerships and investments with several early-stage companies pioneering new, disruptive imaging systems, including Aspen State Imaging, which is pioneering in portable X-ray systems, and Promaxo, which is pioneering in low field strength MRI technology for the doctor’s office with an initial focus on urology.In 2021 February, we invested in Hyperfine Research, Inc., a pioneer in the MRI imaging technologies that offers its portable Swoop system. At the end of 2021, the Class A common stock of Hyperfine, Inc. commenced trading on Nasdaq under the symbol “HYPR.”

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

Since September 2015, we have started to use the brand name “Amazfit” to market our self-branded products. In August 2020, we introduced a new brand name, “Zepp”, for our self-branded products. In 2020, we engaged in various marketing and branding activities, both in China and globally, to promote our Amazfit brand and Zepp brand. In 2021, we promoted our Amazfit products sold in China as Chinese characters “跃我” and promote a slogan “up your game”. We seek to further increase our brand awareness by expanding our marketing efforts, strengthening our competitive differentiation, and providing our users with consistent and high quality products.

Our self-branded products are sold via both online and offline channels. In terms of online platforms, we operate storefront on e-commerce platforms and directly selling to certain of these e-commerce platforms who subsequently distribute to end users. For our offline network, we work with both well-established distributors to create points of purchase at their retail stores. In addition, our products have international versions that are manufactured for sales and distribution in overseas markets. In 2021, we expanded domestic and international sales and marketing channels for our Amazfit products and Zepp products on our own, and we plan to keep doing so in the foreseeable future.

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

As of February 28, 2022, we had obtained 665 patents and had submitted 359 additional patent applications. Our issued PRC patents will expire between 2022 and 2040 and our issued foreign patents will expire between 2024 and 2046. As of February 28, 2022, we had registered 1,788 trademarks and had submitted 651 additional trademark applications. Our registered PRC trademarks will expire between 2021 and 2032 but can be renewed. Our registered foreign trademarks will expire between 2023 and 2033 but can be renewed. As of February 28, 2022, we had obtained 74 software copyrights.

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

We believe we can compete favorably with our competitors on the basis of these factors. We believe we have one of the largest accumulative registered user bases in the global wearable devices industry as a result of our large shipment volume. The large amount of data we collect from our user base allows us to continuously improve our proprietary algorithms to enhance the performance of our products. We plan to establish our own brands as lifestyle brands by consistently introducing innovative products that offer increasingly rich premium services and functionalities for our self-branded products. While we leverage Xiaomi’s brand recognition and sales channel for Xiaomi Wearable Products, we continue to expand our own sales channels for our Amazfit products and Zepp products, both in China and globally.

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

Our Environmental, Social and Governance Initiatives

We are committed to promoting various aspects of our environmental, social and governance (“ESG”) initiatives. With the guidelines of the United Nation Global Compact Sustainable Development Goals, Global Reporting Initiative, and Greenhouse Gas Protocol, we have identified three important pillars in our ESG initiatives: Environmental Sustainability, Social Responsibility and Corporate Governance. We actively support the ESG and we aim at achieving the ESG initiatives by utilizing the unique characteristics of our business and products.

Environmental Sustainability

We leverage our technology, infrastructure and relationships with users and suppliers to reduce the environmental impacts of our business. To make a positive contribution to better protect the environment, we have taken a series of measures in energy-saving, recycling, and sustainable product design. Lower power consumption is always a key strategy of us. We strive to leverage our technological capabilities to improve the battery life and optimize the power consumption of our products. We also continue to increase the utilization of recyclable materials and reduce the use of packaging materials. For instance, we have begun to gradually replace paper user manuals with digital ones for our products.

Social Responsibility

We are fully committed to be socially responsible and make positive impact on the society. Our mission is to connect health with technology and our key strategy is to help our users to live healthier lives. We are consistently developing product functions that can track and help users’ health status. We have been making efforts to raise public awareness of the importance of sports and health by co-hosting a series of sports activities in the community, and we keep encouraging employees to maintain a healthy and joyful lifestyle. For example, on the first Friday of each month, we arrange various indoor and outdoor sports activities for our employees.

Corporate Governance

We have established an environmental, social and governance communications and management mechanism to comprehensively protect the environment, benefit the society and improve our corporate governance. As a vital part of our company, our management and directors contribute their insights into the strategic decision-making process, by drawing on their own gender perspective and diversified background. Our board is composed of highly reputable members, including a female director. We have also established a Privacy and Ethics Committee and appointed Mr. Hongjiang Zhang as the chair, who is newly selected as an international member of the U.S. National Academy of Engineering.

We have been continuously improving our environmental, social and governance initiatives under the guidance of our sustainability framework. We appreciate the oversight, guidance and feedback from different parties and are committed to collaborating closely with domestic and international organizations to support broader industry-wide ESG practices, to explore multi-dimensional use cases for our technologies, to empower traditional industries with our capabilities and to promote a healthier and joyful lifestyle and the long-term sustainability of our society.

Seasonality

Our business has historically been subject to seasonal fluctuations, which may be caused by product launches and various promotional events hosted by our distributors. Although we have historically experienced higher sales during the fourth quarter, primarily due to (i) holiday sales for Black Friday and Cyber Monday and during the lead-up to Christmas and (ii) the “Singles’ Day” online shopping festival organized by TMall, this pattern does not repeat itself every year. We typically experience our lowest sales volume and incur losses in the first quarter of each year.

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

On December 27, 2020, MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2020 Version), which became effective on January 27, 2021, to replace the previous Encouraging Catalogue. On December 27, 2021, MOFCOM and the NDRC released the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), which became effective on January 1, 2021, to replace the previous Negative List. Furthermore, the Article 6 of the Negative List (2021 Version) provides that any domestic enterprise engaged in the business where foreign investment is “prohibited” shall apply to the relevant authorities for their review and approval as to its offering and listing in overseas markets, and overseas investors shall not participate in the operation and management of such domestic enterprise.

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

Regulation on Product Quality

The PRC Product Quality Law, amended by the Standing Committee of National People’s Congress in December 2018, applies to all production and sale activities in China.Pursuant to this law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

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

Patents

Pursuant to the PRC Patent Law, amended on December 27, 2008, or the PRC Patent Law (2008 version), and its implementation rules, last amended on January 9, 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law (2008 version), the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, and utility models and designs are effective for ten years from the date of application. The PRC Patent Law (2008 version) adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first.

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law (2008 version), novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within three years from the date of application.

Article 20 of the PRC Patent Law (2008 version) provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the SIPO for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the SIPO has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China.

On October 17, 2020, the PRC Patent Law was further amended by the Standing Committee of the National People’s Congress, or the PRC Patent Law (2020 version), and took effect on June 1, 2021, pursuant to which invention patents are valid for twenty years, while design patents are valid for fifteen years and utility model patents are valid for ten years, commencing from the date of application. Where a patent right for invention is granted after three years from the date of request for substantial examination of a patent for invention and after four years from the filing date, the patent administrative department under the State Council shall grant compensation for the duration of the patent right due to any unreasonable delay in grant of patent rights at the request of the patentee, except for any unreasonable delay caused by the applicant. In addition, the PRC Patent Law (2020 version) provides a criterial for compensation amount for intentional patent infringement of one to five times of actual loss suffered by the rights holder due to the infringement or the gains obtained by the infringer from the infringement, and the extension of the limitation of action for patent infringement of up to three years.

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

As of February 28, 2022, we had 349 patents granted and 239 patent applications pending in China, 316 patents granted and 120 patent applications pending outside China.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of February 28, 2022, we owned 1,108 registered trademarks in different applicable trademark categories and were in the process of applying to register 263 trademarks in China, 680 registered trademarks in different applicable trademark categories and were in the process of applying to register 388 trademarks outside China.

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

Software Copyright Law

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and latest amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. As of February 28, 2022, we had registered 74 computer software copyrights in China.

Regulation on Domain Name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology, or the MIIT, effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On June 18, 2019, CNNIC promulgated the Implementation Rules of Registration of Country Code Top-level Domain Name, or the ccTLD Registration Rules, which took effect on the same day. Pursuant to the Administrative Measures on the Internet Domain Names and the ccTLD Registration Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the China ccTLD Resolution Policy promulgated by CNNIC, file a suit to the People’s Court or initiate an arbitration procedure. As of February 28, 2022, we had registered 139 domain names.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.

On April 13, 2020, the CAC, the NDRC and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Review Measures, which became effective on June 1, 2020. The Review Measures establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cyber security reviews. In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services, or online platform operators that conduct data processing activities, that affect or may affect national security must apply for a cybersecurity review. In addition, any online platform operator holding over one million users’ individual information must apply for a cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review. However, the scope of network product or service or data processing activities that will or may affect national security is still unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws, rules and regulations.

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructures, which took effect on September 1, 2021 and provide that “critical information infrastructures” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. The regulations further require critical information infrastructures operators, among others, (i) to report to the competent Protection Departments in a timely manner when the identification result may be affected due to material changes in the critical information infrastructures; (ii) to plan, construct or put into use the security protection measures and the critical information infrastructures simultaneously; and (iii) to report to the competent Protection Departments in a timely manner in the event of merger division or dissolution, and deal with critical information infrastructures as required by the competent Protection Departments. Operators in violation of the regulations may be ordered to rectify, subject to warnings, fines and other administrative penalties or even criminal liabilities, and the directly responsible personnel in charge may also be imposed on fines or other liabilities.

To comply with these laws and regulations, we have adopted security policies and measures to protect our cyber system and user information.

In addition, on October 29, 2021, the CAC has publicly solicited opinions on the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments), which requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments) provides five circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contain important data; (iii) where a personal information processor that has processed personal information of more than one million people provides personal information overseas; (iv) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively; or (v) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. Furthermore, on 14 November 2021, the CAC publicly solicited opinions on the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Data Security Regulations. According to the Draft Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for cyber security review when carrying out the following activities:(i) the merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (ii) data processors that handle the personal information of more than one million people intends to be listed abroad; (iii) the data processor intends to be listed in Hong Kong, which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. However, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation of the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments) and the Regulations on the Administration of Cyber Data Security (Draft for Comments).

Regulation on Internet Privacy

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

In addition, the Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps was issued with effect on January 23, 2019, and commenced a coordinated effort among the CAC, the MIIT, the Ministry of Public Security and the SAMR to combat the illegal collection and use of personal information by mobile apps throughout the PRC. On October 31, 2019, the MIIT issued the Notice on the Special Rectification of Apps Infringing Users’ Rights and Interests, pursuant to which app providers were required to promptly rectify issues the MIIT designated as infringing app users’ rights such as collecting personal information in violation of PRC regulations and setting obstacles for user account deactivation. On July 22, 2020, MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement upon Users’ Rights and Interests by Apps to rectify the following problems (i) illegal processing of personal information of users by the APP and the SDK; (ii) the conduct of setting up obstacles and frequently harassing users; (iii) cheating and misleading users; and (iv) inadequate implementation of application distribution platforms’ responsibilities.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which became effective from November 1, 2021. Pursuant to the PRC Personal Information Protection Law, personal information refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes among others, the collection, storage, use, handling, transmission, provision, disclosure, deletion of personal information. The PRC Personal Information Protection Law explicitly sets forth the circumstances where it is allowed to process personal information, including (i) the consent from the individual has been obtained; (ii) it is necessary for the conclusion and performance of a contract under which an individual is a party, or it is necessary for human resource management in accordance with the labor related rules and regulations and the collective contracts formulated or concluded in accordance with laws; (iii) it is necessary to perform statutory duties or statutory obligations; (iv) it is necessary to respond to public health emergencies, or to protect the life, health and property safety of individuals in emergencies; (v) carrying out news reports, public opinion supervision and other acts for the public interest, and processing personal information within a reasonable scope; (vi) processing personal information disclosed by individuals or other legally disclosed personal information within a reasonable scope in accordance with this law; or (vii) other circumstances stipulated by laws and administrative regulations. In addition, this law emphasizes that individuals have the right to withdraw their consent to process their personal information, and the processors must not refuse to provide products or services on the grounds that the individuals do not agree to the processing of their personal information or withdraw their consent, unless processing of personal information is necessary for the provision of products or services. Before processing the personal information, the processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (i) the name and contact information of the personal information processor; (ii) the purpose of processing personal information, processing method, type of personal information processed, and the retention period; (iii) methods and procedures for individuals to exercise their rights under this law; (iv) other matters that should be notified according to laws and administrative regulations. Furthermore, the law provides that personal information processors who use personal information to make automated decisions should ensure the transparency of decision-making and the fairness and impartiality of the results, and must not impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions.

In addition to the aforementioned general rules, the PRC Personal Information Protection Law also introduces the rules for processing sensitive personal information, which refers to the personal information that, once leaked or illegally used, can easily lead to the infringement of the personal dignity of natural persons or harm personal and property safety, including biometrics, religious beliefs, specific identities, medical health, financial accounts, whereabouts and other information, as well as personal information of minors under the age of fourteen. Personal information processors can process sensitive personal information only if they have a specific purpose and sufficient necessity, and take strict protective measures. In addition, the law provides rules for cross-border provision of personal information. In particular, it is provided that the operators of critical information infrastructures and the personal information processors that process personal information up to the number prescribed by the national cyberspace administration shall store personal information collected and generated within the PRC. If it is really necessary to provide such personal information overseas, they shall pass the security assessment organized by the national cyberspace administration, except as otherwise stipulated by laws, administrative regulations and the national cyberspace administration. Any processor in violation of this law may be subject to administrative penalties including rectifications, warnings, fines, confiscation of illegal gains, suspension of the apps illegally processing personal information or suspension of the relevant business, revocation of business operation permits or business licenses, civil liabilities or even criminal liabilities. The directly responsible personnel in charge and other directly responsible personnel may be imposed with fines and prohibited from serving as directors, supervisors, senior management personnel and personal information protection officers of related companies within a certain period of time.

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

PRC Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the China-HK Taxation Arrangement, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. In February 2018, the State Administration of Taxation issued the “Announcement on Issues concerning Beneficial Owners in Tax Treaties”, or Circular No. 9, effective on April 1, 2018, to replace the Circular of the State Administration of Taxation on the Interpretation and the Determination of the Beneficial Owners in the Tax Treaties, effective from October 2009. Circular No. 9 provides a more elastic guidance to determine whether the applicant engages in substantive business activities. Furthermore, under the “Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties”, or SAT Circular No. 60, nonresident taxpayers who satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to follow-up administration by the tax authorities. Where the non-resident taxpayer does not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent shall withhold tax pursuant to the provisions of PRC tax laws. The SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, or SAT Circular No. 35, on October 14, 2019, which became effective on January 1, 2020. The SAT Circular No. 35 further simplified the procedures for enjoying treaty benefits and replaced the SAT Circular No. 60. According to the SAT Circular No. 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. In addition, according to a tax circular issued by SAT in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Although our WFOE is currently wholly owned by Hong Kong Zepp Holding Limited, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

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

Wang Huang, Yunfen Lu, Meihui Fan, Bin Fan, Yi Zhang and Xiaojun Zhang, our PRC resident shareholders, have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37.

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

Regulations Relating to Overseas Issuance and Listing of Securities by Domestic Enterprises

On 6 July 2021, the General Office of the CPC Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which call for the enhanced administration and supervision of overseas-listed China-based companies, propose to revise the relevant regulation governing the overseas issuance and listing of shares by such companies and clarify the responsibilities of competent domestic industry regulators and government authorities.

On December 24, 2021, CSRC issued the Discussion Draft of the Administrative Measures for the Filings of Overseas Offering and Listing by Domestic Enterprises for Public Comments, or the Draft Administrative Provisions and the draft Administrative Measures for the Record-Filings of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Draft Filing Measures for public comments. The Draft Administrative Provisions clarify the responsibilities of the CSRC to supervise the activities of “overseas issuance and listing of securities by domestic enterprises”, and that overseas issuance and listing of domestic enterprises shall be subject to the filing procedures with the CSRC, as well as the regulatory requirements for the overseas issuance and listing of domestic enterprises. The Draft Filing Measures, as a supporting rule to the Draft Administrative Provisions, detailed the main procedures of record-filing management of domestic enterprises’ overseas issuance and listing. Pursuant to the Draft Administrative Provisions, domestic enterprises seeking overseas listing or issuance of securities directly or indirectly will both be required to go through filing procedures and report relevant information to the securities regulatory authority under the State Council. A “direct” issuance and listing of securities by a domestic enterprise refers to the overseas issuance of securities or overseas securities listing for trading by a company limited by shares incorporated in the PRC. An “indirect” issuance and listing of securities by a domestic enterprise refers to that, enterprises whose main business activities are in the PRC, in the name of overseas enterprises, issue securities overseas or list overseas based on the equity, assets, income or other similar rights and interests of domestic enterprises. Domestic enterprises seeking overseas listing or issuance of securities should operate in compliance with laws and regulations on foreign investment, state-owned asset management, industry supervision, and overseas investment. As such Draft Administrative Provisions and the Draft Filing Measures have not been adopted and it remains unclear whether the formal version to be adopted in the future will have any further material changes, or how the Draft Administrative Provisions and the Draft Filing Measures will be enacted, interpreted or implemented.

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

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shunyuan Kaihua (our WFOE), our VIEs and their respective shareholders. Such contractual arrangements enable us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in our VIEs when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of our VIEs in China and hence consolidate their financial results as our consolidated affiliated entities.

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

D.           Property, Plant and Equipment

Our headquarters are located in Hefei, where we own and lease the office building with an aggregate floor area of approximately 44,922 square meters. Our research and development facilities, including those for hardware engineering, structure design and mobile app development, and our management and operations facilities, including those for accounting, supply chain management, quality assurance and customer services, are located at our headquarters. We have sales and marketing, communication and business development personnel at our office in Beijing and supply chain management and factory management personnel at our office in Shenzhen. We also have research and development personnel who are responsible for biometric ID design and frontier technology at our office in Cupertino.

We currently lease and occupy 7,781 square meters of office space in Shenzhen, 6,030 square meters of office space in Beijing, 1,438 square meters of office space in Nanjing, 791 square meters of office space in Vancouver, 365 square meters of office space in Cupertino, 277 square meters of office space in Shanghai, 250 square meters of office space in Irvine, 125 square meters in Ra’anana, and 116 square meters of office space in Shijiazhuang. These leases vary in duration from 1 year to 6 years.

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

A.           Operating Results

Key Factors Affecting Our Results of Operations

Our research and development of innovative products and services

We have dedicated and will continue to dedicate significant research and development efforts in developing innovative products and services, especially our self-branded products and new services as part of our healthcare initiatives. For the years ended December 31, 2019, 2020 and 2021, research and development expenses accounted for 50.0%, 46.4% and 42.5% of our total operating expenses and 7.4%, 8.4% and 8.2% of our revenues, respectively. Our future success is significantly dependent on our ability to continually launch products and services that are popular among consumers, particularly relative to those offered by our competitors. The popularity of our products and services in turn affects users’ engagement on our platform, the data of which form a critical foundation of our research and development efforts.

Relationship with Xiaomi

We have been a major partner of Xiaomi to design and manufacture Xiaomi Wearable Products. Our strategic cooperation agreement with Xiaomi grants us the most-preferred-partner status globally to develop future Xiaomi Wearable Products and provides us with significant business demand, allowing us to commercially launch our products and ramp up our business quickly. Xiaomi is our exclusive distribution channel for all Xiaomi Wearable Products. Historically, we derived a substantial majority of our revenues from the sales of Xiaomi Wearable Products. For the years ended December 31, 2019, 2020 and 2021, revenues from our Xiaomi Wearable Products segment represented 72.2%, 69.0% and 53.5% of our total revenues, respectively.

Increase of brand recognition and sales of our self-branded products

One of our important growth strategies is to attract new users and increase sales of our self-branded products through enhancing the brand recognition for our self-branded products. We plan to make the sale of self-branded products account for significant portion of our revenue in the future. To achieve the goal, we have engaged in a variety of marketing and brand promotion campaigns both in China and globally, which may cause our selling and marketing expenses to increase in the near future.

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

Impact of COVID-19 on Our Operations

The majority of our revenues are derived from the sales of our smart wearable products in China and overseas. Our results of operations and financial condition in 2021 were affected by the spread of COVID-19. Although COVID-19 has been largely controlled in China, there have been occasional outbreaks in several cities. In the beginning of 2022, the outbreak of COVID Omicron in certain cities in China led to an uncertain and prolonged lockdown, and business activities have been largely affected. To the extent we have service centers, sales channels or contracted manufacturing facilities in these locations, we took a series of measures in response to the outbreak, including, among others, remote working arrangement for our employees. As a result, we are susceptible to factors adversely affecting one or more of these locations as a result of COVID-19. These measures, if taken again in the future, could reduce the capacity and efficiency of our operations, which in turn could negatively affect our results of operations.

The COVID-19 has impact on the smart wearable industry in general, especially on consumers’ demand for smart wearable products, the manufacturing capabilities and supply chains. In particular, delays in the production of certain parts continued to affect the inventory availability for some of our new products throughout 2021, and such situation has continued in the beginning of 2022. In key European, Indian and South American markets, continued battles with infection rates and lockdowns dampened our sales results in the first half of 2021. In the third and fourth quarters of 2021, although vaccinations became more widely available globally and some restrictions were lifted, the global parts and supply chain challenges as a result of the pandemic continued. The shortages in electronic components and chips negatively affected the supply and production cycle of our products, causing delay in production and in turn decreased sales result. The prolonged pandemic has, and may continue to, negatively affect our logistic network and delivery time.

The global spread of COVID-19 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be predicted. In addition, the worldwide pandemic has not only adversely affected our sales performance overseas, but also led to components and raw materials shortages as we source those from south east Asia, Europe and other areas around the world. We have been actively seeking alternative sources of components and raw materials to address the shortage, and have reached agreement on the provision of components and raw materials with certain China local suppliers. However, the adverse effect the pandemic has on our sales performance overseas continues as of the date of this annual report.

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

Our cash position at the end of 2021 was RMB1.5 billion (US$0.2 billion). We will pay close attention to the development of the COVID-19 pandemic, perform further assessment of its impact and take relevant measures to minimize the impact.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

We derive our revenues from two operating segments, (i) Xiaomi Wearable Products, and (ii) our self-branded products and others. The following table sets forth our revenues by segment and as a percentage of total revenues for the periods indicated:

	Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Xiaomi Wearable Products	4,193,665	72.2	4,438,081	69.0	3,340,857	524,253	53.5
Self-branded products and others	1,618,590	27.8	1,995,282	31.0	2,909,252	456,525	46.5
Total revenues	5,812,255	100.0	6,433,363	100.0	6,250,109	980,778	100.0

We generate revenues primarily from sales of Xiaomi Wearable Products and our self-branded products. Our Xiaomi Wearable Products include Xiaomi-branded smart bands, scales and associated accessories. Our self-branded products are our Amazfit-branded smart wearable products, which currently include smart bands, watches, modules and associated accessories, and our Zepp-branded smart wearable products, which currently include smart watches. During the past few years, we have witnessed strong growth of our self-branded products, with revenues from our self-branded products and others segment, substantially all of which was from the sales of our self-branded products, almost doubled in the past three years, representing 46.5% of our total revenues in 2021, and we expect our self-branded products to contribute to a more portion of our revenues in the future.

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

We offer product warranty to Xiaomi and distributors of our self-branded products. For products sold to end users, either through Xiaomi and distributors of our self-branded products, or directly by us to end users, we offer a 12-month warranty. We generally elect to replace the defective products covered under the warranty. At the time revenue is recognized, an estimate of warranty costs in relation to the products sold is recorded as a component of cost of revenues.

The following table sets forth our cost of revenues by segment and as a percentage of total cost of revenues for the periods indicated:

	Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Xiaomi Wearable Products	3,296,696	75.9	3,706,495	72.7	2,754,086	432,176	55.7
Self-branded products and others	1,047,816	24.1	1,394,203	27.3	2,190,381	343,719	44.3
Total cost of revenues	4,344,512	100.0	5,100,698	100.0	4,944,467	775,895	100.0

The following table sets forth the gross profit and gross margin by segment:

	Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Xiaomi Wearable Products	896,969	731,586	586,771	92,077
Self-branded products and others	570,774	601,079	718,871	112,806
Total gross profit	1,467,743	1,332,665	1,305,642	204,883
Xiaomi Wearable Products	21.4%	16.5%	17.6%
Self-branded products and others	35.3%	30.1%	24.7%
Overall gross margin	25.3%	20.7%	20.9%

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

Selling and Marketing Expenses. Selling and marketing expenses primarily consist of advertising and promotion expenses (including expenses for new product launch events), salaries and benefits for selling and marketing personnel (including employee benefit expenses and share-based compensation expenses), expenses related to business development through e-commerce platforms and other expenses associated with our selling and marketing activities. We bear the advertising and marketing expenses for our self-branded products. We do not bear such expenses for Xiaomi Wearable Products.

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

	Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Summary of Consolidated Statements of Operating Data:
Revenues(1)	5,812,255	100.0	6,433,363	100.0	6,250,109	980,778	100.0
Cost of revenues(2)	4,344,512	74.7	5,100,698	79.3	4,944,467	775,895	79.1
Gross profit	1,467,743	25.3	1,332,665	20.7	1,305,642	204,883	20.9
Operating expenses:
Research and development(3)	430,822	7.4	538,009	8.4	515,081	80,827	8.2
General and administrative(3)	248,462	4.3	261,805	4.1	258,346	40,540	4.1
Selling and marketing(3)	181,975	3.1	358,655	5.6	438,273	68,775	7.0
Total operating expenses	861,259	14.8	1,158,469	18.0	1,211,700	190,142	19.4
Operating income	606,484	10.4	174,196	2.7	93,942	14,741	1.5
Realized gain from investments	1,822	0.0	—	—	13,507	2,120	0.2
Gain from deconsolidation of a subsidiary	—	—	56,522	0.9	—	—	—
Interest income	33,478	0.6	46,118	0.7	16,686	2,618	0.3
Interest expenses	—	—	(22,623)	(0.4)	(44,884)	(7,043)	(0.7)
Gain from fair value change of long-term investments	—	—	12,325	0.2	—	—	—
Impairment loss from long-term investments	(2,600)	(0.0)	—	—	—	—	—
Other income/(expenses), net	13,186	0.2	(929)	(0.0)	27,418	4,302	0.4
Income before income tax and income from equity method investments	652,370	11.2	265,609	4.1	106,669	16,738	1.7
Provision for income taxes	(77,887)	(1.3)	(31,154)	(0.5)	(10,745)	(1,686)	(0.2)
Income before income from equity method investments	574,483	9.9	234,455	3.6	95,924	15,052	1.5
(Loss)/Income from equity method investments	(1,112)	(0.0)	(4,749)	(0.1)	41,028	6,438	0.7
Net income	573,371	9.9	229,706	3.6	136,952	21,490	2.2

Notes:

(1)	Includes RMB4,281.0 million, RMB4,449.8 million and RMB3,350.0 million (US$525.7 million) with related parties for the years ended December 31, 2019, 2020 and 2021, respectively.

(2)	Includes RMB3,342.1 million, RMB3,713.5 million and RMB2,760.0 million (US$433.1 million) resulting from related parties sales for the years ended December 31, 2019, 2020 and 2021, respectively.

(3)	Share-based compensation expenses were included in operating expenses. Our share-based compensation expenses were the result of (i) our grants of options, restricted shares and restricted share units under our share incentive plans to our employees, and (ii) the share restriction agreements entered into among our founders and our preferred shareholders in relation to our private financing transactions in January 2014 and April 2015. For the years ended December 31, 2019, 2020 and 2021, we recorded share-based compensation expenses of RMB17.8 million, nil and nil, respectively, in relation to the vesting of the restricted shares of our founders under the share restriction agreements.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our revenues decreased by 2.8% from RMB6,433.4 million for the year ended December 31, 2020 to RMB6,250.1 million (US$980.8 million) for the year ended December 31, 2021, primarily due to the decline in the sales of Xiaomi Wearable Products, which contributed to 53.5% of our total revenues.

Xiaomi Wearable Products. Our Xiaomi Wearable Products segment revenues decreased by 24.7% from RMB4,438.1 million for the year ended December 31, 2020 to RMB3,340.9 million (US$524.3 million) for the year ended December 31, 2021. The decrease was primarily attributable to a decrease in shipment volume of our Xiaomi Wearable Products from approximately 41.0 million in 2020 to approximately 28.5 million in 2021.

Self-branded products and others. Our self-branded products and others segment revenues increased significantly by 45.8% from RMB1,995.3 million in 2020 to RMB2,909.3 million (US$456.5 million) in 2021. The increase was primarily attributable to an increase in shipment volume of our self-branded products from approximately 4.7 million in 2020 to approximately 7.6 million in 2021.

Cost of revenues

Our cost of revenues decreased by 3.1% from RMB5,100.7 million for the year ended December 31, 2020 to RMB4,944.5 million (US$775.9 million) for the year ended December 31, 2021.

Xiaomi Wearable Products. Costs of revenues for our Xiaomi Wearable Products segment decreased by 25.7% from RMB3,706.5 million for the year ended December 31, 2020 to RMB2,754.1 million (US$432.2 million) for the year ended December 31, 2021. The decrease was in line with a decrease in the sales of our Xiaomi Wearable Products, and was partially driven by the increasing demand for our newly introduced self-branded products.

Self-branded products and others. Cost of revenues for our self-branded products and others segment increased by 57.1% from RMB1,394.2 million for the year ended December 31, 2020 to RMB2,190.4 million (US$343.7 million) for the year ended December 31, 2021. The increase was in line with the sales growth of our self-branded products and the changes in our product mix.

Gross profit

Our gross profit decreased by 2.0% from RMB1,332.7 million for the year ended December 31, 2020 to RMB1,305.6 million (US$204.9 million) for the year ended December 31, 2021. The slight decrease was mainly driven by the decrease in the gross profit for sales of Xiaomi wearable products and change in the product mix of our self-branded wearable products.

Research and development expenses

Research and development expenses decreased by 4.3% from RMB538.0 million for the year ended December 31, 2020 to RMB515.1 million (US$80.8 million) for the year ended December 31, 2021, primarily due to (i) a decrease of RMB11.4 million (US$1.8 million) in raw material expenses incurred in research and development activities, as a result of the optimization of the integrated product development process that controls the material waste in trial production; and (ii) a decrease of RMB9.5 million (US$1.5 million) in other expenses, mainly due to a decrease in travel expenses as a result of travel restrictions led by the COVID-19 pandemic and discretionary savings.

General and administrative expenses

General and administrative expenses decreased by 1.3% from RMB261.8 million for the year ended December 31, 2020 to RMB258.3 million (US$40.5 million) for the year ended December 31, 2021, primarily due to (i) a decrease of RMB6.4 million (US$1.0 million) in share-based compensation expenses due to the vesting of fewer options and restricted share units in 2021 as compared to 2020; (ii) a decrease of RMB5.4 million (US$0.8 million) in non-capital expenditure expenses, such as office supplies consumed, due to our cost control approach taken in 2021; (iii) a decrease of RMB3.6 million (US$0.6 million) in professional fees for investment and acquisition, partially offset by an increase of RMB9.3 million (US$1.5 million) in foreign exchange rate fluctuation.

Selling and marketing expenses

Selling and marketing expenses increased by 22.2% from RMB358.7 million for the year ended December 31, 2020 to RMB438.3 million (US$68.8 million) for the year ended December 31, 2021, primarily due to (i) an increase of RMB30.1 million (US$4.7 million) in personnel-related costs due to the increase in the proportion of overseas market sales personnel; (ii) an increase of RMB34.6 million (US$5.4 million) in advertisement promotion expenses due to the expansion of overseas market and the enhancement of the promotion for our self-branded products; and (iii) an increase of RMB8.1 million (US$1.3 million) in other expenses, mainly due to office relocation and decoration.

Operating income

As a result of the factors set out above, we recorded an operating income of RMB93.9 million (US$14.7 million) for the year ended December 31, 2021, as compared to an operating income of RMB174.2 million for the year ended December 31, 2020.

Interest income

Interest income represents interest earned on bank deposits. We had interest income of RMB16.7 million (US$2.6 million) in 2021 and RMB46.1 million in 2020.

Interest expense

Interest expense represents interest charges for bank borrowings. We had interest expense of RMB44.9 million (US$7.0 million) in 2021 and RMB22.6 million in 2020.

Gain from deconsolidation of a subsidiary

We recognized RMB56.5 million gain from deconsolidation of Shenzhen Yunding Information Technology Co., Ltd. in 2020 when we sold our 26.7% equity interest to its founder. We did not have similar transactions in 2021.

Other (expenses)/income, net

We had other expenses of RMB0.9 million in 2020 and other income of RMB27.4 million (US$4.3 million) in 2021.

Provision for income taxes

We recorded provision for income taxes in the amount of RMB31.2 million in 2020 and RMB10.7 million (US$1.7 million) in 2021. The material reconciling items between the tax expense computed by applying the PRC enterprise tax rate of 25% to income before income tax and the actual income tax expense is the tax impact from the tax holidays, which amounted to RMB41.9 million in 2020 and RMB19.4 million (US$3.0 million) in 2021.

Net income attributable to Zepp Health Corporation

As a result of the foregoing, our net income decreased by 39.8% from RMB228.8 million for the year ended December 31, 2020 to RMB137.8 million (US$21.6 million) for the year ended December 31, 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenues increased by 10.7% from RMB5,812.3 million for the year ended December 31, 2019 to RMB6,433.4 million for the year ended December 31, 2020, primarily due to the continuous sales growth of Xiaomi Wearable Products and the sales growth of our self-branded products.

Xiaomi Wearable Products. Our Xiaomi Wearable Products segment revenues increased by 5.8% from RMB4,193.7 million for the year ended December 31, 2019 to RMB4,438.1 million for the year ended December 31, 2020. The increase was primarily attributable to an increase in shipment volume of our Xiaomi Wearable Products from approximately 38.4 million in 2019 to approximately 41.0 million in 2020.

Self-branded products and others. Our self-branded products and others segment revenues increased by 23.3% from RMB1,618.6 million in 2019 to RMB1,995.3 million in 2020. The increase was primarily attributable to an increase in shipment volume of our self-branded products from approximately 3.9 million in 2019 to approximately 4.7 million in 2020.

Cost of revenues

Our cost of revenues increased by 17.4% from RMB4,344.5 million for the year ended December 31, 2019 to RMB5,100.7 million for the year ended December 31, 2020. The increase was in line with the rapid sales growth of our Xiaomi Wearable Products and self-branded products.

Xiaomi Wearable Products. Costs of revenues for our Xiaomi Wearable Products segment increased by 12.4% from RMB3,296.7 million for the year ended December 31, 2019 to RMB3,706.5 million for the year ended December 31, 2020. The increase was due to higher unit cost of newly introduced Xiaomi Wearable Products.

Self-branded products and others. Cost of revenues for our self-branded products and others segment increased by 33.1% from RMB1,047.8 million for the year ended December 31, 2019 to RMB1,394.2 million for the year ended December 31, 2020. The increase was in line with the sales growth of our self-branded products and the changes in our product mix.

Gross profit

Our gross profit decreased by 9.2% from RMB1,467.7 million for the year ended December 31, 2019 to RMB1,332.7 million for the year ended December 31, 2020. The decrease was mainly driven by the lower profit margin for our increasing sales of Xiaomi Wearable products, partially offset by our newly introduced self-branded products.

Research and development expenses

Research and development expenses increased by 24.9% from RMB430.8 million for the year ended December 31, 2019 to RMB538.0 million for the year ended December 31, 2020, primarily due to (i) an increase of RMB96.5 million in personnel-related costs due to personnel additions for expansion of R&D activities of future products and new product categories; and (ii) an increase of RMB12.6 million in share-based compensation expenses due to the vest of newly granted options and restricted share units, partially offset by a decrease of RMB31.7 million of lower resource consumption in testing procedures. The company optimized its integrated product development process to effectively develop new smart products and services to the consumers, and believed that smart R&D investment was a key factor to maintain its competitive position in the global market.

General and administrative expenses

General and administrative expenses increased by 5.4% from RMB248.5 million for the year ended December 31, 2019 to RMB261.8 million for the year ended December 31, 2020, primarily due to (i) an increase of RMB25.4 million in personnel-related costs; (ii) an increase of RMB14.7 million and RMB5.0 million in depreciation and amortization and rental fees due to office expansion; and (iii) an increase of RMB7.3 million in professional fee, partially offset by a decrease of RMB41.7 million in foreign exchange rate fluctuation.

Selling and marketing expenses

Selling and marketing expenses increased by 97.1% from RMB182.0 million for the year ended December 31, 2019 to RMB358.7 million for the year ended December 31, 2020, primarily due to (i) an increase of RMB69.3 million in personnel-related costs; (ii) an increase of RMB64.7 million in advertising and promotional fees; and (iii) an increase of RMB29.4 million in e-commerce platform service fee. The increase for selling and marketing expenses was driven by investments in global expansion of Amazfit and Zepp-branded products.

Operating income

As a result of the factors set out above, we recorded an operating income of RMB174.2 million for the year ended December 31, 2020, as compared to an operating income of RMB606.5 million for the year ended December 31, 2019.

Interest income

Interest income represents interest earned on bank deposits. We had interest income of RMB46.1 million in 2020 and RMB33.5 million in 2019.

Gain from deconsolidation of a subsidiary

We recognized RMB56.5 million gain from deconsolidation of Shenzhen Yunding Information Technology Co., Ltd. in 2020 when we sold our 26.7% equity interest to its founder. We did not have similar transactions in 2019.

Other income/(expenses), net

We had other income of RMB13.2 million in 2019 and other expenses of RMB0.9 million in 2020.

Provision for income taxes

We recorded provision for income taxes in the amount of RMB77.9 million in 2019 and RMB31.2 million in 2020. The decrease in income tax expenses for the year ended December 31, 2020 was attributable to a decrease in taxable income. The material reconciling items between the tax expense computed by applying the PRC enterprise tax rate of 25% to income before income tax and the actual income tax expense is the tax impact from the tax holidays, which amounted to RMB72.4 million in 2019 and RMB41.9 million in 2020.

Net income attributable to Zepp Health Corporation

As a result of the foregoing, our net income increased by 60.2% from RMB575.2 million for the year ended December 31, 2019 to RMB228.8 million for the year ended December 31, 2020.

Taxation

We generate the majority of our operating income from our PRC operations. Income tax liability is calculated based on a separate return basis as if we had filed separate tax returns for all the periods presented.

The Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to us levied by the government of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments and have no estate duty, inheritance tax or gift tax.

Hong Kong

Our subsidiaries, Galaxy Trading Platform Limited and Hong Kong Zepp Holding Limited, are located in Hong Kong. Galaxy Trading Platform Limited is subject to a two-tiered income tax rates for taxable income earned in Hong Kong. The first HK$2.0 million of profits earned by Galaxy Trading Platform Limited will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Hong Kong Zepp Holding Limited is subject to a 16.5% income tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from Hong Kong Zepp Holding Limited to us are not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiaries, VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Anhui Huami began to qualify as a high and new technology enterprise, or HNTE, since 2015 and renewed the HNTE certificate in July 2018 and in September 2021. Anhui Huami Health Technology Co., Ltd. began to qualify as a HNTE since August 2020. Shunyuan Kaihua began to qualify as a HNTE since December 2021. Accordingly, Anhui Huami was subject to a tax rate of 15% during the years ended December 31, 2019, 2020 and 2021. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

B.          Liquidity and Capital Resources

The following table sets forth the movements of our cash flows for the periods presented:

	Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	427,999	157,302	(232,435)	(36,474)
Net cash used in investing activities	(112,703)	(206,880)	(1,069,289)	(167,796)
Net cash provided by financing activities	25,609	564,671	551,077	86,477
Net increase/(decrease) in cash and cash equivalents and restricted cash	340,905	515,093	(750,647)	(117,793)
Exchange rate effect on cash and cash equivalents	11,274	(43,334)	(15,564)	(2,442)
Cash, cash equivalents and restricted cash at the beginning of year	1,451,812	1,803,991	2,275,750	357,115
Cash, cash equivalents and restricted cash at end of year	1,803,991	2,275,750	1,509,539	236,880

As of December 31, 2019, 2020 and 2021, our cash, cash equivalents and restricted cash were RMB1,804.0 million, RMB2,275.8 million and RMB1,509.5 million (US$236.9 million), respectively, out of which RMB717.6 million, RMB609.7 million and RMB435.2 million (US$68.3 million) were held in U.S. dollars, and RMB1,084.3 million, RMB1,618.7 million and RMB1,030.7 million (US$161.7 million) were held in Renminbi, as of December 31, 2019, 2020 and 2021 respectively. Our cash, cash equivalents and restricted cash primarily consist of cash at banks and on hand. 69.3% of our cash, cash equivalents and restricted cash as of December 31, 2021 were held in China, and 65.8% of our cash, cash equivalents and restricted cash were held by our VIEs.

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

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Exchange.”

A substantial portion of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

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

Operating activities

Net cash used in operating activities for the year ended December 31, 2021 was RMB232.4 million (US$36.5 million). The difference between our net income of RMB137.0 million (US$21.5 million) and the net cash used in operating activities was primarily due to additional used in working capital, partially offset by the adjustment of non-cash items, which primarily consisted of shared-based compensation, depreciation and amortization expenses and provision and write off for excess and obsolete inventories. Changes in working capital for the year ended December 31, 2021 primarily consisted of a decrease by RMB673.2 million (US$105.6 million) in accounts payable, which was due to the lower material purchase volume in fourth quarter 2021 compared with it was in fourth quarter 2020, partially offset and optimize by a net decrease of RMB304.7 million (US$47.8 million) in amount due from related parties and accounts receivable.

Net cash provided by operating activities for the year ended December 31, 2020 was RMB157.3 million. The difference between our net income of RMB229.7 million and the net cash provided by operating activities was primarily due to additional RMB210.0 million used in working capital, partially offset by the adjustment of RMB137.6 million in non-cash items, which primarily consisted of inventory provision and write-off and share-based compensation. Changes in working capital for the year ended December 31, 2020 primarily consisted of an increase by RMB410.7 million in inventories, a decrease by RMB149.4 million in accrued expense and other current liabilities, an increase by RMB131.2 million in accounts receivable, and an increase by RMB80.0 million in prepaid expenses and other current assets, partially offset by a decrease by RMB583.5 million in amount due from related parties.

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

As of December 31, 2019, 2020 and 2021, we had amount due from related parties of RMB1,421.2 million, RMB860.2 million and RMB295.6 million (US$46.4 million), respectively, among which RMB1,418.6 million, RMB833.2 million and RMB287.1 million(US$45.1 million) were from Xiaomi and its affiliates, respectively. Xiaomi usually places significant product orders in the fourth quarter of each year relating to major promotional events, and this results in high inventories and account receivables from Xiaomi at the end of each year. All of the amount due from Xiaomi as of December 31, 2019, 2020 and 2021 was collected in the first quarter of 2020, 2021 and 2022, respectively.

Investing activities

Net cash used in investing activities was RMB1,069.3 million (US$167.8 million) for the year ended December 31, 2021, primarily due to purchase of long-term investments of RMB1,072.8 million (US$168.3 million) mainly used in acquiring equity interests in Jiangsu Yitong, and purchase of property, plant and equipment of RMB46.1 million (US$7.2 million), partially offset by disposal of long-term investments of RMB20.0 million (US$3.1 million).

Net cash used in investing activities was RMB206.9 million for the year ended December 31, 2020, primarily due to purchase of term deposits of RMB212.1 million, purchase of property, plant and equipment of RMB83.6 million, purchase of long-term investments of RMB82.2 million and acquisition of businesses and assets of RMB26.7 million, partially offset by proceeds from the maturity of term deposits of RMB207.1 million.

Net cash used in investing activities was RMB112.7 million for the year ended December 31, 2019, primarily due to purchase of long-term investments of RMB180.9 million, purchase of property, plant and equipment of RMB34.3 million and purchase of intangible assets of RMB11.8 million, partially offset by proceeds from the maturity of term deposits of RMB97.0 million.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2021 was RMB551.1 million (US$86.5 million), primarily due to bank borrowings of RMB1,473.6 million (US$231.2 million), including an RMB 540.0 million loan with a term of seven years used in acquiring equity interests in Jiangsu Yitong, partially offset by the repayment of bank borrowings of RMB953.4 million (US$149.6 million).

Net cash provided by financing activities for the year ended December 31, 2020 was RMB564.7 million, primarily due to bank borrowings of RMB1,207.8 million, partially offset by the repayment of bank borrowing of RMB643.1 million.

Net cash provided by financing activities for the year ended December 31, 2019 was RMB25.6 million, primarily due to the proceeds of RMB49.2 million from the offering of our ADSs in April 2019, partially offset by the repayment of bank borrowings of RMB20.0 million.

Capital expenditures

Our capital expenditures primarily consist of purchases of property, plant and equipment and intangible assets. Our capital expenditures were RMB46.1 million, RMB84.8 million and RMB53.1 million (US$8.3 million) in the years ended December 31, 2019, 2020 and 2021, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

Material cash requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include bank borrowings and operating lease obligations.

Bank borrowings. As of December 31, 2021, we had outstanding bank loans with terms of one to seven years for an aggregate balance of RMB1.1 billion, including RMB544.9 million short-term bank loans and long-term bank loans used for our daily operations and RMB540.0 million long-term bank loans for the Jiangsu Yitong acquisition.

Operating lease. We have operating lease arrangements for administrative office spaces in various cities in the PRC and overseas, and financial lease that is immaterial. As of December 31, 2021, we had RMB51.9 million of payables within the next 12 months.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Holding Company Structure

Zepp Health Corporation is a holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiaries, our VIEs and their subsidiaries in China. As a result, Zepp Health Corporation’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

The table below sets forth the respective revenues contribution and assets of Zepp and our wholly-owned subsidiaries and our VIEs as of the dates and for the periods indicated:

	Revenues(1)			Total assets(1)
	For the Year Ended December 31,			As of December 31,
	2019	2020	2021	2020	2021
Zepp and its wholly-owned subsidiaries	0.2%	2.1%	16.5%	27.7%	39.4%
VIEs	99.8%	97.9%	83.5%	72.3%	60.6%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)The percentages exclude the inter-company transactions and balances between our subsidiaries and our VIEs.

C.          Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.          Critical Accounting Estimates

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

Inventories, net

Inventories consist of raw materials, finished goods and work in process. Inventories are stated at the lower of cost or net realizable value on a weighted average basis. Inventory costs include expenses that are directly or indirectly incurred in the purchase, including shipping and handling costs charged to us by suppliers, production of manufactured product for sale, such as the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits and indirect labor. Cost is determined using the weighted average method.

Inventories are written down if the estimated net realizable value is less than the recorded value. We review the carrying cost of inventories by product to determine the adequacy of reserves for obsolescence. In accounting for inventories, we must make estimates regarding the estimated realizable value of inventory. The estimate is based, in part, on the product life cycle resulting in periodically write down and write off the value for estimated excess and obsolete inventories. Significant judgement is involved to assess the valuation of the inventory which include the estimated forecasts of future sales. If actual conditions are less favorable than those we haves projected, we may need to increase  our reserves for excess and obsolete inventories. Any increase in the reserves will adversely impact the results of operations.

Deferred income tax

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

We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding decrease to earnings.

Revenue

We have determined that our contracts with our customers include multiple performance obligations that we account for separately as those are distinct from other items in the contract, which include the smart and wearable device, the software services and the software updates. Significant judgements included in revenue recognition include:

●	the allocation of the transaction price to all the performance obligations based on the relative standalone selling prices; and
●	variable consideration

We allocate the transaction price to all performance obligations based on their relative standalone selling prices. The standalone selling prices are determined based on the expected cost plus margin as we determined that no observable price is available for any of our performance obligation. As such, we considered multiple factors when estimating the standalone selling price, which includes consumer behaviors and our internal pricing model. The estimated selling price for the smart and wearable devices comprised the majority of the transaction. Any significant changes in those estimates would result in changes in the in allocation of revenue which could have an impact on revenue.

Additionally, revenues from product sales are recorded at the net sales price (transaction price), which includes estimate of variable consideration which result from our cooperation agreement with one major customer. The amount of variable consideration is included in the transaction price to the extent it is not constrained and that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. Actual amounts of consideration ultimately received may differ from our estimates. If actual results in the future vary from our estimates, we will adjust these estimates, which would affect revenue and earnings in the period such variances are known.

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

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wang Huang	46	Chairman of the Board of Directors and Chief Executive Officer
De Liu	48	Director
Yunfen Lu	56	Director
Xiaojun Zhang	50	Director
Jimmy Lai	65	Independent Director
Hongjiang Zhang	61	Independent Director
Bing Xie	54	Independent Director
Leon Cheng Deng	39	Chief Financial Officer
Mike Yan Yeung	51	Chief Operating Officer
Meihui Fan	43	Chief Technology Officer
Hui Wang	44	Vice President of Corporate Strategy and General Manager of Beijing Operations
Pengtao Yu	40	Chief Industrial Designer

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

Dr. Hongjiang Zhang has served as our director since February 2018. Currently, Dr. Zhang is a venture partner at Source Code Capital, a senior advisor of Carlyle Group. He also serves as an independent non-executive director of BabyTree Group, a Hong Kong listed company, and is currently the non-executive chairman of AAC Technologies Holdings Inc. listed in Hong Kong. From October 2011 to November 2016, Dr. Zhang served as an executive director and the chief executive officer of Kingsoft Corporation Limited, a Chinese software and internet services company listed on the Hong Kong Stock Exchange. Dr. Zhang also served as a director and the chief executive officer of Kingsoft Cloud, a subsidiary of Kingsoft Corporation Limited, from January 2012 to December 2016. In addition, during his service to Kingsoft, he also served as a director at various public companies listed in the United States, including Cheetah Mobile Inc., Xunlei Limited and 21 Vianet Group, Inc., all listed in the United States. Prior to joining Kingsoft, Dr. Zhang was the chief technology officer for Microsoft Asia-Pacific Research and Development Group from January 2006 to October 2011, the managing director of the Microsoft Advanced Technology Center from January 2004 to October 2011, and the assistant managing director of Microsoft Research Asia from April 1999 to December 2003. Dr. Zhang received his bachelor’s degree in electrical engineering from Zhengzhou University in 1982 and Ph.D. in electrical engineering from the Technical University of Denmark in 1991.

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

Mr. Meihui Fan has gained extensive experience in the information technology industry. Prior to being appointed as our chief technology officer, he served as the President of Global Innovation Center and worked in other roles in our company from January 2014 to July 2021. He was in charge of all software related technical architecture and management of the entire research and development team. Prior to joining our company, Mr. Fan served as the technical director at Hefei Huaheng Electronic Technology Co., Ltd. from May 2009 to December 2013. From July 2004 to April 2009, Mr. Fan worked as the embedded system software development engineer, senior engineer and chief engineer in Hefei Huakaiyuanheng Information Technology Co., Ltd. Mr. Fan obtained a Bachelor’s Degree with a Double Major in Molecular Biology & Cell Biology and Signal & Information Systems at the University of Science and Technology of China.

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

B.           Compensation

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately RMB15.4 million (US$2.4 million) in cash to our executive officers and RMB1.4 million (US$0.2 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2015 Share Incentive Plan

In October 2015, our shareholders and board of directors approved the 2015 Share Incentive Plan, which we refer to as the 2015 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The 2015 Plan consists of a share incentive plan for U.S. service providers and a share incentive plan for PRC service providers. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2015 Plan is 14,328,358 Class A ordinary shares. As of February 28, 2022, awards to purchase 13,586,319 Class A ordinary shares have been granted and are outstanding under the 2015 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates. Grantees of our share incentive awards under the 2015 Plan resident in China were not permitted to exercise their options prior to the completion of our initial public offering.

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

2018 Share Incentive Plan

In January 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2018 Plan is 9,559,607 ordinary shares. The number of shares reserved for future issuances under the 2018 Plan will be increased by (i) a number equal to 1.0% of the total number of outstanding shares immediately after our initial public offering, or (ii) such number of shares as may be determined by our board of directors, on the first day of each calendar year during the term of the 2018 Plan beginning in 2018. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2018 Share Incentive Plan was 19,119,213 as of January 1, 2022. As of February 28, 2022, awards to purchase 20,300,122 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of February 28, 2022, the awards granted under our 2015 Plan and 2018 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates:

Ordinary Shares Underlying
Options and
	Restricted Shares	Exercise Price
Name	Units	(US$/Share)	Date of Grant	Date of Expiration
Mike Yan Yeung	*(1)	—	March 3, 2015	—
	*	0.79	March 3, 2015	February 28, 2019
	*(1)	—	August 18, 2020	—
Leon Cheng Deng	*(1)	—	August 31, 2020	—
Hui Wang	*	—	August 20, 2014	August 20, 2024
	*	—	August 18, 2020	August 18, 2030
Pengtao Yu	*(1)	—	March 3, 2015	—
	*(1)	—	August 18, 2020	—
Yunfen Lu	*	—	August 18, 2020	August 18, 2030
Xiaojun Zhang	*	—	August 18, 2020	August 18, 2030
Meihui Fan	*	—	May 13, 2021	May 6, 2031
Total	10,474,700

Notes:

* Less than one percent of our total outstanding shares.

(1)         Restricted share units

As of February 28, 2022, other employees as a group held outstanding options to purchase 12,782,653 Class A ordinary shares of our company, at a weighted average exercise price of US$0.08 per share, 2,076,217 restricted shares, and 3,170,794 restricted share units.

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

Audit Committee. Our audit committee consists of Mr. Jimmy Lai, Dr. Hongjiang Zhang and Mr. Bing Xie. Mr. Lai is the chairman of our audit committee. We have determined that Mr. Jimmy Lai, Dr. Hongjiang Zhang, and Mr. Bing Xie satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A3 under the Exchange Act. We have determined that Mr. Lai qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and 106
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

D.           Employees

We had 1,132, 1,507 and 1,227 employees as of December 31, 2019, 2020 and 2021, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021:

As of
December 31,
2021
Function:
Research and development	665
Selling and marketing	299
Administrative	208
Supply chain management	55
Total	1,227

As of December 31, 2021, we had 443 employees in Shenzhen, 330 employees in Hefei, 237 employees in Beijing, 109 employees in Nanjing, 16 employees in other cities in mainland China, 52 employees in North America, 28 employees in Europe, 11 employees in other countries in Asia and one employee in South America.

We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We may be required to make up the contributions for these plans as well as to pay late fees and fines but have made adequate provisions. See “Item 4. Information on the Company—B. Business Overview—Regulation— Regulation on Employment.”

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

E.           Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2022 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our total outstanding shares.

The calculations in the table below are based on 131,815,396 Class A ordinary shares (excluding the 5,762,444 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2015 Share Incentive Plan and the 2018 Share Incentive Plan and the 4,833,680 treasury shares in the form of ADSs that we repurchased under our share repurchase program) and 117,208,247 Class B ordinary shares outstanding as of February 28, 2022.

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

	Ordinary Shares
	Beneficially Owned
					Percentage
				Percentage	of
	Class A	Class B	Total	of total	aggregate
	ordinary	ordinary	ordinary	ordinary	voting
	shares	shares	shares	shares	power†
Directors and Executive Officers:**
Wang Huang(1)	4,260,076	81,347,127	85,607,203	34.4%	62.7%
De Liu	—	—	—	—	—
Yunfen Lu(2)	*	3,450,746	3,690,746	1.5%	2.6%
Xiaojun Zhang(3)	*	2,107,463	2,387,463	*	1.6%
Jimmy Lai(4)	*	—	*	*	*
Hongjiang Zhang	—	—	—	—	—
Bing Xie	—	—	—	—	—
Leon Cheng Deng	—	—	—	—	—
Mike Yan Yeung(5)	*	—	*	*	*
Meihui Fan(6)	*	3,450,746	4,050,746	1.6%	2.6%
Hui Wang(7)	*	—	*	*	*
Pengtao Yu(8)	*	—	*	*	*
All Directors and Executive Officers as a Group	9,234,776	81,347,127	90,581,903	36.0%	62.9%
Principal Shareholders:
HHtech Holdings Limited(9)	4,200,000	81,347,127	85,547,127	34.4%	62.7%
People Better Limited(10)	—	35,861,112	35,861,112	14.4%	27.5%
Allspring Entities(11)	23,331,540	—	23,331,540	9.4%	1.8%
Shunwei High Tech Limited(12)	16,598,560	—	16,598,560	6.7%	1.3%

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

**   Each of Mr. Wang Huang, Yunfen Lu, Xiaojun Zhang, Leon Cheng Deng, Mike Yan Yeung, Meihui Fan and Hui Wang’s business address is Huami Global Innovation Center, Building B2, Zhong’an Chuanggu Technology Park, No. 900 Wangjiang West Road Road, Hefei, 230088, People’s Republic of China. Pengtao Yu’s business address is 10050 North Wolfe Road, Cupertino, California 95104. Mr. De Liu’s business address is Keliyuan Building, No.72 Anningzhuang East Road, Haidian District, Beijing, 100085, People’s Republic of China. Mr. Jimmy Lai’s business address is 4521 Turnberry Ct, Plano, Texas, 75024, USA. Dr. Hongjiang Zhang’s business address is 627 Jurong West St 65, #14-380, Singapore 640627. Bing Xie’s business address is 10005 Meadowbrook Drive, Dallas, Texas, U.S. 75229.

(1)	Represents (i) 60,076 Class A ordinary shares in the form of ADSs; (ii) 3,800,000 Class A ordinary shares in the form of ADSs and 65,836,680 Class B ordinary shares held by HHtech Holdings Limited, a British Virgin Islands company, and (iii) 400,000 class A ordinary shares in the form of ADSs and 15,510,447 Class B ordinary shares beneficially owned by HHtech Holdings Limited as the result of the voting agreement dated January 12, 2018 by and among HHtech Holdings Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Haiyu Holding Limited, Shu Hill Holding Limited and Wenshui Holding Limited. HHtech Holdings Limited is wholly owned by Wayne Holding Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Wang Huang and his family members. Mr. Huang is the sole director of HHtech Holdings Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Huang is entitled to exercise voting and dispositive power over the shares held by HHtech Holdings Limited. The registered address of HHtech Holdings Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(2)	Represents (i) the Class A ordinary shares Ms. Yunfen Lu has the right to acquire upon exercise of options within 60 days after February 28, 2022; and (ii) 3,450,746 Class B ordinary shares held by Haiyu Holding Limited, a British Virgin Islands company. Haiyu Holding Limited is wholly owned by Hong An Holding Limited, which in turn is wholly owned by a trust established for the benefit of Ms. Yunfen Lu and her family members. Ms. Lu is the sole director of Haiyu Holding Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Ms. Lu is entitled to exercise voting and dispositive power over the shares held by Haiyu Holding Limited. The registered address of Haiyu Holding Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(3)	Represents (i) Class A ordinary shares Mr. Xiaojun Zhang has the right to acquire upon exercise of options within 60 days after February 28, 2022, and (ii) 2,107,463 Class B ordinary shares held by Shu Hill Holding Limited, a British Virgin Islands company. Shu Hill Holding Limited is wholly owned by Sunflower International Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Xiaojun Zhang and his family members. Mr. Zhang is the sole director of Shu Hill Holding Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Zhang is entitled to exercise voting and dispositive power over the shares held by Shu Hill Holding Limited. The registered address of Shu Hill Holding Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(4)	Represents the Class A ordinary shares in the form of ADSs held by Mr. Jimmy Lai.
(5)	Represents the Class A ordinary shares in the form of ADSs held by Mr. Mike Yan Yeung.
(6)	Represents (i) the 600,000 Class A ordinary shares Mr. Meihui Fan has the right to acquire upon exercise of options within 60 days after February 28, 2022; and (ii) the 3,450,746 Class B ordinary shares held by Fandler Holding Limited, a British Virgin Islands company. Fandler Holding Limited is wholly owned by Telomere Holding Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Meihui Fan and his family members. Mr. Fan is the sole director of Fandler Holding Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Fan is entitled to exercise voting and dispositive power over the shares held by Fandler Holding Limited. The registered address of Fandler Holding Limited is at NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.
(7)	Represents the Class A ordinary shares Mr. Hui Wang has the right to acquire upon exercise of options within 60 days after the date of this annual report.
(8)	Represents the Class A ordinary shares in the form of ADSs held by Mr. Pengtao Yu.

(9)	Based on the statement on Schedule 13G/A filed on February 10, 2022 by (i) HHtech Holdings Limited, a British Virgin Islands company, (ii) Wayne Holding Limited, a Samoa company and (iii) Mr. Wang Huang, pursuant to which 3,800,000 Class A ordinary shares in the form of ADSs and 65,836,680 Class B ordinary shares are held by HHtech Holdings Limited, and 400,000 Class A ordinary shares in the form of ADSs and 15,510,447 Class B ordinary shares are beneficially owned by HHtech Holdings Limited as the result of the voting agreement dated January 12, 2018 by and among HHtech Holdings Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Haiyu Holding Limited, Shu Hill Holding Limited and Wenshui Holding Limited. HHtech Holdings Limited is wholly-owned by Wayne Holding Limited, which in turn is wholly-owned by a trust established for the benefit of Mr. Wang Huang and his family members. Mr. Huang is the sole director of HHtech Holdings Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Huang is entitled to exercise voting and dispositive power over the shares held by HHtech Holdings Limited. The registered address of HHtech Holdings Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(10)	Based on the statement on Schedule 13G filed on February 1, 2019 jointly by (i) People Better Limited, a British Virgin Islands company, (ii) Fast Pace Limited, a British Virgin Island company and (iii) Xiaomi, pursuant to which 35,861,112 Class B ordinary shares are held by People Better Limited. The registered address of People Better Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. People Better Limited is a wholly-owned subsidiary of Fast Pace Limited, which is a wholly-owned subsidiary of Xiaomi.
(11)	Based on the statement on Schedule 13G/A filed on January 18, 2022 jointly by Allspring Global Investments Holdings, LLC, Allspring Global Investments, LLC and Allspring Funds Management, LLC, each of which is a Delaware limited liability company with the address of 525 Market St, 10th Fl, San Francisco, CA 94105, 23,331,540 Class A ordinary shares in the form of ADSs are held by Allspring Global Investments Holdings LLC. Prior to its sale on November, 1, 2021, Allspring Global Investments Holdings, LLC was a subsidiary of Wells Fargo & Company, and prior to that date, its shareholdings in our company were included on Schedules 13G filed by Wells Fargo & Company, LLC.
(12)	Based on the statement on Schedule 13G/A filed on February 9, 2021 jointly by (i) Shunwei High Tech Limited, (ii) Shunwei China Internet Fund II, L.P., (iii) Shunwei Capital Partners II GP, L.P., (iv) Shunwei Capital Partners II GP Limited and (v) Mr. Koh Tuck Lye, pursuant to which 16,598,560 Class A ordinary shares are held by Shunwei High Tech Limited, a British Virgin Islands company. The registered address of Shunwei High Tech Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Shunwei High Tech Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited, which is controlled by Mr. Koh Tuck Lye.

To our knowledge, as of February 28, 2022, 141,557,820 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this annual report, none of our ordinary shares are held by governmental entities of our place of incorporation, and no government entity in the place where our registered public accounting firm is located and organized has a controlling financial interest in our company.

Enforceability of Civil Liabilities

A majority of our operations are conducted outside of the United States, and a majority of our assets are located outside of the United States. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been informed by our Cayman Islands legal counsel that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the Cayman Islands. We have also been advised by our Cayman Islands legal counsel that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Such uncertainty relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company or its directors and officers. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

Our PRC legal counsel has advised us that there is uncertainty as to whether the courts of China would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or our ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2015 Share Incentive Plan” and “2018 Share Incentive Plan.”

Our Relationship with Xiaomi

As of February 28, 2022, Xiaomi held 14.4% of our total outstanding shares, and has appointed one director to our board pursuant to the Shareholders Agreement among all our shareholders and us. We have been a major partner of Xiaomi to design and manufacture Xiaomi Wearable Products. In October 2017, we entered into a business cooperation agreement and a strategic cooperation agreement with Xiaomi, which grants us the most-preferred-partner status globally to develop future Xiaomi Wearable Products. In October 2020, we extended the strategic cooperation agreement with Xiaomi for three years, which will end in October 2023. The renewed agreement deepened our cooperation with Xiaomi by expanding our most-preferred-partnership with each other on development and sales of products customized for Xiaomi, including smart band, smart watch and smart scale as well as in the field of chip development and algorithms regarding smart wearable technology.

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

This extended strategic cooperation agreement will expire in October 2023, and can be terminated earlier by Xiaomi if (i) we fail to deliver products to the market within the period mutually agreed by Xiaomi and us, or if the products do not meet Xiaomi’s requirements and (ii) return rates of our products are above certain threasholds or more than three consecutive months, or a material quality issue causes a massive product recall.

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

Transactions with Xiaomi

In the year ended December 31, 2021, we recorded RMB3,350.0 million (US$525.7 million) in revenues from Xiaomi and its affiliate primarily for the sales of Xiaomi Wearable Products and self-branded products and others. As of December 31, 2021, the amount due from Xiaomi and its affiliates was RMB287.2 million (US$45.1 million).

In the year ended December 31, 2020, we recorded RMB4,449.8 million in revenues from Xiaomi and its affiliates primarily for the sales of Xiaomi Wearable Products and self-branded products and others. As of December 31, 2020, the amount due from Xiaomi and its affiliates was RMB833.2 million.

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

Hefei Huaheng Electronic Technology Co., Ltd. is a company controlled by Mr. Wang Huang, our chairman and chief executive officer. In 2019, we purchased certain intangible assets from it, which amounted to RMB11.3 million.

In 2020, we sold 26.7% equity interest in Shenzhen Yunding Information Technology Co., Ltd. for a cash consideration of RMB22.5 million to Gongqingcheng Yunding Ruiheng Investment L.P. In 2021, we further sold 5% equity interest in Shenzhen Yunding Information Technology Co., Ltd. for a cash consideration of RMB20.0 million.

In 2020, we made a prepayment of RMB12.0 million to purchase a building of Hefei Yizhi Electronic Technology Co., Ltd., a company controlled by Mr. Wang Huang.

In 2021, we purchased raw materials from Hefei Jingyu Micro-electronics Co., Ltd., a subsidiary of Jiangsu Yitong, an affiliate of our company, with total transaction amount of RMB146.8 million.

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

Dividend Policy

On March 17, 2022, our board of directors approved the declaration and payment of special cash dividends in an amount of US$0.025 per ordinary share (US$0.1 per American depositary share), representing an aggregate dividend payment to all shareholders of our company of approximately RMB40 million (US$6.28 million), to be paid out of our cash balance. In April 2022, we paid such cash dividend to our shareholders of record at the close of business on March 28, 2022. Other than the payment of dividends in April 2022, we currently do not plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain our available funds and any future earnings to operate and expand our business.

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

When we pay any dividends on our Class A ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation— Regulation on Dividend Distributions.”

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

Issuance of Additional Shares. Our Memorandum and Articles authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Memorandum and Articles also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and 117
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders). However, we will provide our shareholders with annual audited financial statements.

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

D.           Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Exchange.”

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

If the PRC tax authorities determine that Zepp Health Corporation is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Zepp Health Corporation would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Zepp Health Corporation is treated as a PRC resident enterprise. Pursuant to the EIT Law and its implementation rules, if a nonresident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our income and assets, and the market value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable future, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year.

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

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares) are listed on the New York Stock Exchange and is considered readily tradeable on an established securities market in the United States.

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

Sale or Other Disposition

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

Foreign Exchange Risk

The majority of our revenues and expenses are denominated in RMB. Although we do not believe that we currently have any significant direct foreign exchange risk, we have entered into several hedging arrangements and recorded a gain in RMB2.8 million (US$0.4 million) to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars and Euros, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2021, we received reimbursement of US$0.1 million from the depositary.

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

ITEM 15.              CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

	For the Year Ended December 31,
	2020	2021

	(in thousands of RMB)
Audit fees(1)	7,923	9,304
Tax fees(2)	450	550

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Tax fees” represents the aggregated fees for professional services rendered by our independent registered public accounting firm for tax declaration service.

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

ITEM 16E.            PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2021, our board of directors authorized a share repurchase program under which we may repurchase up to US$20 million of our shares in the form of American depositary shares and/or the ordinary shares of our company over the next 12 months in the open market. The share repurchases may be made from time to time in the open market and through privately negotiated transactions, in block trades or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

The table below summarizes the repurchases we made in the periods indicated.

Total
			Number of	Approximate
			Ordinary	Dollar Value of
			Shares	Ordinary Shares
			Purchased	that May Yet Be
	Total Number	Average Price	as Part of	Purchased Under
	of Ordinary	Paid Per	Share	Share Repurchase
	Shares	Ordinary Share	Repurchase	Program (US$, in
Month	Purchased	(US$)	Program	millions)
January 2021	—	—	—	—
February 2021	—	—	—	—
March 2021	—	—	—	—
April 2021	—	—	—	—
May 2021	—	—	—	—
June 2021	—	—	—	—
July 2021	—	—	—	—
August 2021	—	—	—	—
September 2021	—	—	—	—
October 2021	—	—	—	—
November 2021	27,876	1.93	27,876	19.9
December 2021	2,628,288	1.28	2,656,164	16.6

ITEM 16F.            CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.            CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Pursuant to Sections 303A.01, 303A.04 and 303A.05 of the New York Stock Exchange Listed Company Manual, a company listed on the New York Stock Exchange must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors and a compensation committee composed entirely of independent directors. We currently follow our home country practice in lieu of these requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

ITEM 16H.           MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.          DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))
4.1

2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.2

2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.5

English translation of the second amended and restated Shareholder Voting Proxy Agreement and Power of Attorney among our WFOE, Anhui Huami and shareholders of Anhui Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.6

English translation of the second amended and restated Shareholder Voting Proxy Agreement and Power of Attorney among our WFOE, Beijing Huami and shareholders of Beijing Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.7

English translation of the second amended and restated Equity Pledge Agreement among our WFOE, Anhui Huami and shareholders of Anhui Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.8

English translation of the second amended and restated Equity Pledge Agreement among our WFOE, Beijing Huami and shareholders of Beijing Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.9

English translation of the second amended and restated Exclusive Consultation and Services Agreement among our WFOE, Anhui Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.10

English translation of the second amended and restated Exclusive Consultation and Services Agreement among our WFOE, Beijing Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.11

English translation of the second amended and restated Exclusive Option Agreement among our WFOE, Anhui Huami and shareholders of Anhui Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.12

English translation of the second amended and restated Exclusive Option Agreement among our WFOE, Beijing Huami and shareholders of Beijing Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.13

English translation of Loan Agreement between our WFOE and Mr. Wang Huang dated November 3, 2017 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.14

English translation of Business Cooperation Agreement between Anhui Huami and Xiaomi dated October 23, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.15

English translation of Strategic Cooperation Agreement between Anhui Huami and Xiaomi dated October 23, 2017 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.16

English translation of Intellectual Property Application Right Assignment Agreement between Xiaomi and Anhui Huami dated April 29, 2015 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.17

English translation of Trademark Licensing Agreement between Xiaomi and Anhui Huami dated October 23, 2017 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.18(1)

English translation of Product-related Strategic Cooperation Agreement between Xiaomi Communications Co., Ltd. and Anhui Huami Information Technology Co., Ltd. dated October 19, 2020 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 19, 2021 (File No. 001-38369))

4.19

English translation of Share Transfer Agreement in Respect of Shares in Jiangsu Yitong High-tech Co., Ltd. between Wang Zhenhong and Anhui Shunyuan Xinke Management Consulting Partnership (LP) dated January 5, 2021 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 19, 2021 (File No. 001-38369))

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.2*	Consent of Zhong Lun Law Firm
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*    Filed with this Annual Report on Form 20-F.

**  Furnished with this Annual Report on Form 20-F.

(1)	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted portions upon request by the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zepp Health Corporation

	By:	/s/ Wang Huang
	Name:	Wang Huang
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 28, 2022

ZEPP HEALTH CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Zepp Health Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zepp Health Corporation and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

April 28, 2022

We have served as the Company’s auditor since 2016.

ZEPP HEALTH CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31
	2020	2021	2021
	RMB	RMB	US$
			(Note2)
Assets
Current assets:
Cash and cash equivalents	2,273,349	1,468,499	230,440
Restricted cash	2,401	41,040	6,440
Term deposit	5,000	5,000	785
Accounts receivable (net of allowance of nil and RMB814 as of December 31, 2020 and 2021, respectively)	298,038	537,084	84,280
Amounts due from related parties (net of allowance of nil and nil as of December 31, 2020 and 2021, respectively)	860,213	295,614	46,388
Inventories, net	1,217,537	1,249,327	196,047
Short-term investments	18,430	19,351	3,037
Prepaid expenses and other current assets	152,898	315,038	49,436
Total current assets	4,827,866	3,930,953	616,853
Property, plant and equipment, net	124,619	133,873	21,008
Intangible assets, net	145,213	135,582	21,276
Long-term investments	443,986	1,552,591	243,635
Deferred tax assets	120,190	143,419	22,506
Operating lease right-of-use assets	151,165	108,435	17,016
Goodwill	62,515	61,055	9,581
Other non-current assets	28,165	19,593	3,075
Total assets	5,903,719	6,085,501	954,950
Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB1,945,731 and RMB1,314,091 as of December 31, 2020 and 2021, respectively)	1,951,335	1,317,306	206,714
Advance from customers (including advance from customers of the consolidated VIEs without recourse to the Group of RMB41,312 and RMB2,262 as of December 31, 2020 and 2021, respectively)	42,502	4,230	664
Amount due to related parties (including amount due to related parties of the consolidated VIEs without recourse to the Group of RMB892 and RMB48,561 as of December 31, 2020 and 2021, respectively)	11,185	50,123	7,865
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB175,747 and RMB165,181 as of December 31, 2020 and 2021, respectively)	252,275	316,083	49,600
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Group of RMB27,706 and RMB411 as of December 31, 2020 and 2021, respectively)	27,706	2,595	407
Notes payable of the consolidated VIEs without recourse to the Group	—	103,795	16,288
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to the Group of RMB504,671 and RMB303,000 as of December 31, 2020 and 2021, respectively)	504,671	358,000	56,178
Total current liabilities	2,789,674	2,152,132	337,716
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB17,171 and RMB23,006 as of December 31, 2020 and 2021, respectively)	22,374	26,909	4,223
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of RMB183,920 and RMB172,735 as of December 31, 2020 and 2021, respectively)	185,168	175,053	27,470
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to the Group of RMB60,000 and RMB254,500 as of December 31, 2020 and 2021, respectively)	60,000	726,851	114,059
Non-current operating lease liabilities (including Noncurrent operating lease liabilities of the consolidated VIEs without recourse to the Group of RMB48,650 and RMB29,435 as of December 31, 2020 and 2021, respectively)	116,245	71,117	11,160
Total liabilities	3,173,461	3,152,062	494,628

ZEPP HEALTH CORPORATION

CONSOLIDATED BALANCE SHEETS – CONTINUED

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31
	2020	2021	2021
	RMB	RMB	US$
Equity
Class A Ordinary shares (US$ 0.0001 par value; 9,800,000,000 and 9,800,000,000 shares authorized as of December 31, 2020 and 2021; 128,736,916 and 133,992,912 shares outstanding as of December 31, 2020 and 2021, respectively)	81	85	13
Class B Ordinary shares (US$ 0.0001 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2020 and 2021; 121,408,247 and 117,208,247 shares outstanding as of December 31, 2020 and 2021, respectively)	76	74	12
Additional paid-in capital	1,552,109	1,641,544	257,594
Treasury shares	—	(21,798)	(3,421)
Accumulated retained earnings	1,133,368	1,271,171	199,474
Accumulated other comprehensive income	44,624	29,271	4,596
Total Zepp Health Corporation shareholders’ equity	2,730,258	2,920,347	458,268
Noncontrolling interest	—	13,092	2,054
Total equity	2,730,258	2,933,439	460,322
Total liabilities and equity	5,903,719	6,085,501	954,950

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note2)
Revenues (including RMB4,281,005, RMB4,449,757 and RMB3,350,032 with related parties for the years ended December 31, 2019, 2020 and 2021, respectively)	5,812,255	6,433,363	6,250,109	980,778
Cost of revenues (including RMB3,342,084, RMB3,713,536 and RMB2,759,980 resulting from related parties sales for the years ended December 31, 2019, 2020 and 2021, respectively)	4,344,512	5,100,698	4,944,467	775,895
Gross profit	1,467,743	1,332,665	1,305,642	204,883
Operating expenses
Selling and marketing	181,975	358,655	438,273	68,775
General and administrative	248,462	261,805	258,346	40,540
Research and development	430,822	538,009	515,081	80,827
Total operating expenses	861,259	1,158,469	1,211,700	190,142
Operating income	606,484	174,196	93,942	14,741
Other income and expenses
Interest income	33,478	46,118	16,686	2,618
Interest expenses	—	(22,623)	(44,884)	(7,043)
Realized gain from investments	1,822	—	13,507	2,120
Gain from deconsolidation of a subsidiary	—	56,522	—	—
Gain from fair value change of long-term investments	—	12,325	—	—
Impairment loss from long-term investments	(2,600)	—	—	—
Other income/(expenses), net	13,186	(929)	27,418	4,302
Income before income tax and income from equity method investments	652,370	265,609	106,669	16,738
Provision for income taxes	(77,887)	(31,154)	(10,745)	(1,686)
Income before income from equity method investments	574,483	234,455	95,924	15,052
(Loss)/ Income from equity method investments	(1,112)	(4,749)	41,028	6,438
Net income	573,371	229,706	136,952	21,490
Less: Net (loss)/income attributable to noncontrolling interest	(1,825)	953	(851)	(134)
Net income attributable to Zepp Health Corporation	575,196	228,753	137,803	21,624
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	2,450	—	—	—
Net income attributable to ordinary shareholders of Zepp Health Corporation	572,746	228,753	137,803	21,624
Net income per share attributable to ordinary shareholders of Zepp Health Corporation
Basic income per ordinary share	2.35	0.92	0.55	0.09
Diluted income per ordinary share	2.24	0.88	0.52	0.08
Weighted average number of shares used in computing net income per share
Ordinary share - basic	243,648,186	248,470,684	252,167,610	252,167,610
Ordinary share - diluted	255,959,172	260,351,994	264,368,629	264,368,629

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note2)
Net income	573,371	229,706	136,952	21,490
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	11,274	(45,117)	(17,938)	(2,815)
Unrealized gain/(loss) on available-for-sale investments and others, (net of tax effect of RMB620, RMB4,017 and nil for the years ended December 31, 2019, 2020 and 2021, respectively)	2,666	(21,340)	2,585	406
Comprehensive income	587,311	163,249	121,599	19,081
Less: Net (loss)/ income attributable to noncontrolling interest	(1,825)	953	(851)	(134)
Comprehensive income attributable to Zepp Health Corporation	589,136	162,296	122,450	19,215

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

								Total
						Accumulated		Zepp Health
	Ordinary Shares		Treasury Shares		Additional	Other	Accumulated	Corporation		Total
					Paid-in	Comprehensive	Retained	Shareholders’	Noncontrolling	Shareholders'
	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Equity	Equity	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	241,679,772	151	—	—	1,373,577	97,141	340,046	1,810,915	(1,337)	1,809,578
Exercise of option	2,665,615	2	—	—	931	—	—	933	—	933
Net income	—	—	—	—	—	—	575,196	575,196	(1,825)	573,371
Foreign currency translation adjustment	—	—	—	—	—	11,274	—	11,274	—	11,274
Issuance of ordinary shares upon secondary offering, net of offering costs of US$ 434	3,174,600	2	—	—	49,174	—	—	49,176	—	49,176
Deemed dividend to shareholders	—	—	—	—	—	—	(4,538)	(4,538)	—	(4,538)
Share-based compensation	—	—	—	—	55,128	—	—	55,128	—	55,128
Unrealized gain on available-for-sale investments, net of tax effect of RMB620	—	—	—	—	—	2,666	—	2,666	—	2,666
Statutory reserve	—	—	—	—	92	—	(92)	—	—	—
Balance as of December 31, 2019	247,519,987	155	—	—	1,478,902	111,081	910,612	2,500,750	(3,162)	2,497,588
Exercise of option	2,625,176	2	—	—	(2)	—	—	—	—	—
Net income	—	—	—	—	—	—	228,753	228,753	953	229,706
Foreign currency translation adjustment	—	—	—	—	—	(45,117)	—	(45,117)	—	(45,117)
Share-based compensation	—	—	—	—	67,212	—	—	67,212	—	67,212
Unrealized loss on available-for-sale investments, net of tax effect of RMB4,017	—	—	—	—	—	(21,340)	—	(21,340)	—	(21,340)
Statutory reserve	—	—	—	—	5,997	—	(5,997)	—	—	—
Deconsolidation of a subsidiary	—	—	—	—	—	—	—	—	2,209	2,209
Balance as of December 31, 2020	250,145,163	157	—	—	1,552,109	44,624	1,133,368	2,730,258	—	2,730,258
Exercise of option	3,712,160	2	—	—	5,463	—	—	5,465	—	5,465
Repurchase of ordinary shares	—	—	(2,656,164)	(21,798)	—	—	—	(21,798)	—	(21,798)
Net income	—	—	—	—	—	—	137,803	137,803	(851)	136,952
Foreign currency translation adjustment	—	—	—	—	—	(17,938)	—	(17,938)	—	(17,938)
Share-based compensation	—	—	—	—	83,972	—	—	83,972	—	83,972
Unrealized gain on available-for-sale investments, net of tax effect of nil	—	—	—	—	—	2,585	—	2,585	—	2,585
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	13,943	13,943
Balance as of December 31, 2021	253,857,323	159	(2,656,164)	(21,798)	1,641,544	29,271	1,271,171	2,920,347	13,092	2,933,439

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note2)
Cash Flows from Operating Activities
Net income	573,371	229,706	136,952	21,490
Adjustment to reconcile net income to net cash provided by operating activities:
Non-cash lease expenses	27,683	48,191	41,536	6,518
Depreciation and amortization	17,215	27,129	51,884	8,142
Provision for excess and obsolete inventories	23,799	64,223	51,336	8,056
Share-based compensation	55,128	65,154	83,122	13,044
Share of results of equity method investment	1,112	4,749	(41,028)	(6,438)
Gain on disposal of property, plant and equipment	767	7,406	(304)	(48)
Gain from fair value change of long-term investments	—	(12,325)	—	—
Deferred income taxes	(27,800)	(10,442)	(18,694)	(2,933)
Gain from deconsolidation of a subsidiary	—	(56,522)	—	—
Write-off of short-term loans	5,640	—	—	—
Allowance for doubtful accounts	—	—	814	128
Impairment loss from short-term investments	—	—	320	50
Impairment loss from long-term investments	2,600	—	—	—
Realized gain from investments	(1,822)	—	(13,507)	(2,120)
Changes in operating assets and liabilities
Accounts receivable	(130,015)	(131,215)	(239,860)	(37,639)
Inventories	(432,983)	(410,691)	(83,126)	(13,044)
Prepaid expenses and other current assets	(32,444)	(79,957)	(158,829)	(24,924)
Amount due from related parties	(770,976)	583,457	544,599	85,460
Other non-current assets	(2,678)	(33,049)	8,572	1,345
Amount due to related parties	4,074	(3,584)	38,938	6,110
Accounts payable	935,845	(9,761)	(673,224)	(105,644)
Notes payable	(16,752)	(2,184)	103,795	16,288
Advance from customers	38,850	(2,189)	(38,272)	(6,006)
Income tax payable	13,817	(40,148)	(25,111)	(3,940)
Accrued expenses and other current liabilities	86,221	(149,385)	7,767	1,219
Other non-current liability	57,347	68,739	(10,115)	(1,587)
Net Cash provided by/(used in) Operating Activities	427,999	157,302	(232,435)	(36,473)
Cash Flows from Investing Activities
Purchase of property, plant and equipment	(34,276)	(83,554)	(46,055)	(7,227)
Disposal of property, plant and equipment	—	—	2,520	395
Purchase of intangible assets	(11,845)	(1,220)	(7,027)	(1,103)
Purchase of term deposits	—	(212,065)	(5,000)	(785)
Proceeds from maturity of term deposits	96,969	207,065	5,000	785
Loans provided to third-parties	—	(480)	—	—
Proceeds received from loan repayment	6,772	—	—	—
Purchase of long-term investments	(180,927)	(82,221)	(1,072,783)	(168,343)
Disposal of long-term investments	10,461	—	20,000	3,138
Dividend received from an equity method investment	—	—	113	18
Acquisition of businesses and assets, net of cash acquired of RMB 7,497	—	(26,713)	—	—
Deconsolidation of a subsidiary	—	(7,701)	20,000	3,138
Capital contribution from non-controlling interest	—	—	13,943	2,188
Other investing activities	143	9	—	—
Net Cash Used in Investing Activities	(112,703)	(206,880)	(1,069,289)	(167,796)
Cash Flows from Financing Activities
Exercise of share options	933	—	5,465	858
Bank borrowings	—	1,207,793	1,473,567	231,235
Repayment of bank borrowings	(20,000)	(643,122)	(953,387)	(149,607)
Repurchase of ordinary shares	—	—	(13,763)	(2,160)
Reverse factoring	—	—	39,195	6,151
Net proceeds from the secondary offering	49,214	—	—	—
Deemed dividend to shareholders	(4,538)	—	—	—
Net Cash Provided by Financing Activities	25,609	564,671	551,077	86,477
Net increase in cash and cash equivalents and restricted cash	340,905	515,093	(750,647)	(117,793)
Effect of exchange rate changes	11,274	(43,334)	(15,564)	(2,442)
Cash and cash equivalents and restricted cash at beginning of the year	1,451,812	1,803,991	2,275,750	357,115
Cash and cash equivalents and restricted cash at end of the year	1,803,991	2,275,750	1,509,539	236,880
Supplemental disclosure of cash flow information
Income tax paid	91,732	82,406	74,377	11,671
Interest paid	286	14,858	47,132	7,396
Non-cash investing and financing activity
Payable for long-term investment	—	—	—	—
Payable for Intangible asset	16	1,641	1,031	162
Receivable from the disposal of a subsidiary	—	22,500	2,500	392
Conversion from convertible bond to equity interest investment	15,800	8,393	—	—
Disposal of previous equity interest in exchange for acquisition	—	87,716	—	—
Forgiveness of loan related to acquisition	—	13,711	—	—
Non-monetary exchange of convertible bond to intangible assets	8,019	—	—	—
Non-monetary transaction of exchanging loan for Intangible assets	9,957	—	—	—
Payable for property, plant and equipment	351	173	306	48
Payable for repurchasing of ordinary shares	—	—	8,044	1,262

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

1. ORGANAZATION AND PRINCIPAL ACTIVITIES

Zepp Health Corporation (the “Company”) was incorporated in the Cayman Islands in December 2014. The Company, its wholly owned subsidiaries and its variable interest entities (“VIEs”), Anhui Huami Information Technology Co., Ltd. (“Anhui Huami”), Huami (Beijing) Information Technology Co., Ltd. (“Beijing Huami”), Anhui Huami's subsidiaries and Beijing Huami’s subsidiaries, are collectively referred to as the “Group”.

The Group primarily engages in the business of developing, manufacturing and selling smart, wearable technological devices in the People’s Republic of China (“PRC”). During the years ended December 31, 2019, 2020 and 2021, the Group derived 72.2%, 69.0% and 53.5% of its revenue from sales of exclusively designed and manufactured smart wearable devices to one customer who is controlled by one of its shareholders.

As of December 31, 2021, details of the Company’s major subsidiaries, VIEs and major VIE’s subsidiary were as follows:

		Date of	Percentage
	Place of incorporation	Incorporation/acquisition	Of ownership
Major subsidiaries of the Company:
Hong Kong Zepp Holding Limited (“Zepp HK”)	Hong Kong (“HK”)	December 23, 2014	100%
ZEPP, INC. (“Zepp Inc”)	United States of America (“U.S.”)	January 15, 2015	100%
Beijing ShunYuan KaiHua Technology Co., Ltd. (“Shun Yuan”)	PRC	February 25, 2015	100%
Huami (Shenzhen) Information Technology Co., Ltd.	PRC	December 7, 2015	100%
Anhui Huami Health Technology Co., Ltd (“Anhui Health”)	PRC	December 28, 2015	100%
Zepp North America Inc. ("Zepp NA")	U.S.	June 16, 2016	100%
Galaxy Trading Platform Limited ("Galaxy")	HK	May 8, 2019	100%
Zepp Europe Holding B.V. ("Zepp Europe")	Netherlands	June 11, 2020	100%
Variable interest entities of the Company:
Anhui Huami	PRC	December 27, 2013	Consolidated VIE
Beijing Huami	PRC	July 11, 2014	Consolidated VIE
Major subsidiary of Anhui Huami:
Anhui Huami Healthcare Co., Ltd. (“Anhui Healthcare”)	PRC	December 5, 2016	VIE’s subsidiary

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

Exclusive purchase option agreement

Pursuant to the exclusive purchase option agreements entered into on April 29, 2015 and amended on November 3, 2017 among Shun Yuan, Anhui Huami, Beijing Huami and their shareholders, the shareholders of Anhui Huami and Beijing Huami are obligated to sell their equity interest or any assets to Shun Yuan. Shun Yuan has the exclusive and irrevocable right to purchase, or cause the shareholders of Anhui Huami and Beijing Huami to sell to the party designated by Shun Yuan, in Shun Yuan’s sole discretion, all of the shareholders’ equity interests or any assets in Anhui Huami and Beijing Huami when and to the extent that applicable PRC law permits the Company to own such equity interests and assets in Anhui Huami and Beijing Huami. The price to be paid by Shun Yuan or any party designated by Shun Yuan will be the minimum amount of consideration permitted by applicable PRC law at the time when such transaction occurs. All of the shareholders promised and agreed that they will refund the consideration once received to Shun Yuan or any party designated by Shun Yuan within 10 working days. Also, the shareholders of Anhui Huami and Beijing Huami should try their best to help Anhui Huami and Beijing Huami develop well and are prohibited from transferring, pledging, intentionally terminating significant contracts or otherwise disposing of any significant assets in Anhui Huami and Beijing Huami without the Shun Yuan’s prior written consent.

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

Mr. Huang is the largest shareholder of Anhui Huami and Beijing Huami, and Mr. Huang is also the largest beneficiary owner of the Company. The interests of Mr. Huang as the largest beneficiary owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Huang is only one of the beneficiary shareholders of the Company, holding 27.7% of the total common shares as of December 31, 2021. The Company cannot assert that when conflicts of interest arise, Mr. Huang will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Huang may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Huang will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Huang as a beneficiary shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Huang, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Huang, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

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

The following financial position and financial performance of the VIEs and VIEs’ subsidiaries were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions within the Group:

	As of December 31,
	2020	2021
	RMB	RMB
Total current assets	3,675,394	2,989,474
Total non-current assets	593,603	701,134
Total assets	4,268,997	3,690,608
Total current liabilities	2,696,059	1,937,301
Total non-current liabilities	309,741	479,676
Total liabilities	3,005,800	2,416,977

As of December 31, 2020 and 2021, the total assets of the Group's consolidated VIEs and VIEs' subsidiaries mainly consisted of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, inventories, prepaid expenses and other current assets, long-term investments , property, plant and equipment, intangible assets, deferred tax assets, operating lease right-of-use assets and other non-current assets.

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenues	5,801,405	6,297,534	5,219,560
Net income/(loss)	987,672	751,803	(61,184)

The following are cash flows of the Company's VIEs and VIEs’ subsidiaries for the years ended December 31, 2019, 2020 and 2021:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash provided by operating activities	478,806	165,512	78,845
Net cash used in investing activities	(126,887)	(728,797)	(362,683)
Net cash (used in)/provided by financing activities	(20,000)	564,671	32,024

For the years ended December 31, 2019, 2020 and 2021, for all of the Company’s VIEs and VIEs’ subsidiaries, excluding inter-company transactions:

(1)the cash provided by/(used in) operating activities were RMB724,356 RMB770,935, and RMB(295,860), respectively;
(2)the cash used in investing activities were RMB(126,887), RMB(131,183), and RMB(71,916) respectively; and
(3)the cash (used in)/provided by generated from financing activities were RMB(20,000),RMB564,671, and RMB32,024 respectively.

The intercompany payable between Anhui Huami and Shun Yuan were RMB153,190 and RMB260,928 as of December 31, 2020 and 2021, respectively. Those were eliminated by the Company upon consolidation.

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

Reclassifications

During the year ended December 31, 2021, certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net income, shareholders’ equity, or cash flows as previously reported

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include inventory valuation, the useful lives of long-lived assets, impairment of long-lived assets, incremental borrowing rate for leases, product warranties, fair value measurement of long-term available-for-sale investments and long-term investments of non-marketable equity securities with fair value change through profit or loss, the valuation allowance for deferred tax assets and income tax. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

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

Measured fair value on a recurring basis

The Group measured its financial assets primarily including available-for-sale investments at fair value on a recurring basis and equity securities with readily determinable fair value as of December 31, 2020 and 2021.

Measured fair value on a nonrecurring basis

The Group measured acquired intangible assets using the income approach-discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The fair values were determined using models with significant unobservable inputs (Level 3 inputs). The Group did not recognize any impairment loss related to acquired intangible assets arising from acquisitions during the years ended December 31, 2019, 2020 and 2021.

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

The Group measured goodwill at fair value on a nonrecurring basis when it is evaluated annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The fair value of the reporting unit is determined using discounted cash flows. The Group did not recognize any impairment loss related to goodwill during the years ended December 31, 2019, 2020 and 2021.

For equity investments without readily determinable fair values for which the Company elected to use the measurement alternative, the equity investment is measured at fair value on a nonrecurring basis when there is an orderly transaction for identical or similar investments of the same issuer.

Fair value of financial instruments

The Group's financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposit, accounts receivable, amount due from related parties, available-for-sale investments, accounts payable, notes payable, short-term bank borrowings, amount due to related parties and long-term bank borrowings. The Company carries its available-for-sales investments at fair value. The carrying amounts of cash and cash equivalents, restricted cash, term deposit, accounts receivable, amount due from related parties, accounts payable, notes payable and short-term bank borrowings approximate their fair values due to the short-term maturities of these instruments. The carrying amounts of long-term borrowings approximates its fair value as the interest rates are based on the prevailing interest rates in the market.

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

Restricted cash

Restricted cash represents deposits made to the bank for bank acceptance notes (or notes payable) issued by the Group. When the Group issues the bank acceptance notes, the banks require the Group to make a deposit for 30% or 40% of the face value of the bank acceptance notes issued as collateral. Restricted cash also consists of cash pledged for bank loan facility. The deposits for unsettled bank acceptance notes and cash pledged for bank loan facility are recorded as restricted cash in the consolidated balance sheet as of December 31, 2020 and 2021.

Term deposit

Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months and less than one year.

Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for doubtful accounts.

Allowance for doubtful accounts

The Group maintains an allowance for doubtful accounts for estimated losses on uncollected accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves. The Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit loss to reduce its accounts receivable to the amount that it believes will be collected. The Group uses the creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves to monitor the Group's receivables within the scope of expected credit losses model and use these as a basis to develop the Group's expected loss estimates. As of December 31, 2020 and 2021, the Company recorded nil and RMB814 allowance for doubtful account.

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

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Short-term investments

Short-term investments are mainly consisting of investment in convertible bonds with a maturity of less than one year. These investments are accounted for as available-for-sale investments and measured at fair value. The Group recorded RMB(848), RMB1,243, and RMB1,240 unrealized (losses)/gains in accumulated other comprehensive income on such investments during the years ended December 31, 2019, 2020 and 2021, respectively.

Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily consist of advance to suppliers, prepaid expenses, other receivables, rental deposits and value-added tax recoverable.

Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Software and electronic equipment	3-5 years
Building	20 years
Leasehold improvements	Shorter of the lease term or estimated useful lives

Intangible assets, net

Acquired intangible assets other than goodwill consist of the domain name for the Company's website www.zepp.com, an insurance brokerage license, trademark and patents.

The domain name, insurance brokerage license and certain trademark are recognized as an intangible asset with indefinite life and evaluated for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired. Such impairment test compares the fair values of the asset with its carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair value. The estimates of values of the intangible asset not subject to amortization are determined using discounted cash flow valuation approach. Significant assumptions are inherent in this process, including estimates of discount rates and cash flow.

Some trademark and patents are recognized as intangible assets with finite lives and are amortized on a straight-line basis over their expected useful economic lives. Amortization is calculated on a straight-line basis over the estimated useful life of 5 to10 years.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Leases

The Group leases administrative office spaces in different cities in the PRC, and in the United States and Canada under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and the initial direct costs it incurs under the lease. The Group begins recognizing operating lease expenses when the lessor makes the underlying asset available to the Group. The Group's leases have remaining lease terms of up to four years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise. For all real estate leases, any non-lease components, including common area maintenance, have been separated from lease components and excluded from the associated right-of-use asset and lease liability calculations.

For short-term leases with lease term less than one year, the Group records operating lease expenses in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

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

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

The Group adopted ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) on January 1, 2020, and used the one-step method for the goodwill impairment assessment for the years ended December 31, 2020 and 2021. The guidance removes step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment is now the amount by which a reporting unit's carrying value exceeds its fair value, not the difference between the implied fair value and carrying amount of goodwill which was the step 2 test before.

During the years ended December 31, 2019, 2020 and 2021, the Group recognized nil impairment loss on goodwill.

Long-term investments

The Group’s long-term investments consist of equity securities with readily determinable fair value, equity securities without readily determinable fair value, equity method investments and available-for-sale investments.

(a)	Equity securities with readily determinable fair value

Equity securities with readily determinable fair values are measured at fair value and any changes in fair value are recognized in the consolidated statements of operations.

(b)	Equity securities without readily determinable fair value

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

(c)	Equity method investments

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

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Long-term investments - continued

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company's business, the estimation of the useful life over which cash flows will occur, the determination of the weighted average cost of capital and the consideration of COVID-19 impact. The Group recorded RMB218, nil and nil impairment losses on its equity method investments during the years ended December 31, 2019, 2020 and 2021.

(d)	Available-for-sale investments

For investments which are determined to be debt securities, the Group accounts for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments.

Available-for-sale investment is carried at its fair value and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. The Group recorded RMB3,514, RMB(22,583), and RMB1,345 unrealized gains/(losses) in accumulated other comprehensive income on its available-for-sale investments during the years ended December 31, 2019, 2020 and 2021, respectively.

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Company evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder's equity. As of December 31, 2020 and 2021, there were no investments held by the Group that had been in continuous unrealized loss position.

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

Revenue recognition

Nature of Goods and Services

The Group generates substantially all of its revenues from sales of smart wearable devices. The Group also generates a small amount of its revenues from its subscription-based services. For the years ended December 31, 2019, 2020 and 2021, the Group generated 72.2%, 69.0% and 53.5% of revenue from one customer for sales of exclusively designed and manufactured smart wearable devices, and generated 27.8%, 31.0% and 46.5% of revenue from sales of the Group’s self-branded products and others. Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods or services. The Group recognizes revenue, net of estimated sales returns and value-added taxes (“VAT”).

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

The Group allocates the transaction price to all performance obligations based on their relative standalone selling prices. The standalone selling prices are determined based on the expected cost plus margin as the Group determined that no observable price is available for any of its performance obligation. The Group considered multiple factors in the process of determining its cost plus margin including consumer behaviors and the Group’s internal pricing model. The cost plus margin estimated selling price for the smart and wearable devices comprised the majority of the transaction. The cost plus margin estimated selling price for the software services and software upgrades was estimated from RMB1.72 to RMB10.62 per unit, RMB1.83 to RMB8.40 per unit and RMB1.97 to RMB2.15 per unit for the years ended December 31, 2019, 2020 and 2021, respectively. The Group recognizes revenue for the amounts allocated to the connected smart and wearable devices when the customer obtains control of the Group’s product, which occurs at a point of time, typically upon delivery to and acceptance by the reseller, who has been identified as the customer of the Group. Amounts allocated to the software services and unspecified upgrade rights are deferred and recognized over time as the customer simultaneously receives and consumes the benefit over an estimated nine-month period.

Sales of self-branded products and others

For the years ended December 31, 2019, 2020 and 2021, the Group generated 27.8%, 31.0% and 46.5% of revenues from sales of the Group’s self-branded products and others to retailers, distributors and end users. The Group’s revenue recognition for its self-branded products was consistent with that described in the preceding paragraphs.

Cooperation agreement with one customer

For the years ended December 31, 2019, 2020 and 2021, the Group generated 72.2%, 69.0% and 53.5% of revenues from one customer for sales of exclusively designed and manufactured smart wearable devices. That customer is also the sole distributor for such smart wearable devices and is controlled by one of the shareholders (see Note 21). Under the cooperation agreement with this customer, the Group produces and assembles final product for shipments of wearable devices to that customer, who are then responsible for commercial distribution and sale of the product. The arrangement includes two payment instalments. The first payment instalment is priced to recover the costs incurred by the Group in developing and shipping the devices to the customer and is due from the customer to the Group once the products have been delivered and accepted by the customer. The Group allocates the initial payment instalment between the hardware device, the software services, and the software upgrades based on their standalone selling price and recognizes revenue based on its recognition policy further described in the preceding paragraph. The Group is also entitled to receive a potential second instalment payment calculated as 50 percent of the future net profits from commercial sales made by the customer. The Group has determined that the second instalment consideration constitutes variable consideration and includes the amount in the transaction price to the extent it is not constrained and it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period (see below for further details). The second instalment is also allocated between the hardware device, the software services, and the software upgrades based on the relative standalone price and is recognized based on the Group’s recognition policy further described in the preceding paragraph. The Group’s revenue recognition policy of its products under its cooperation agreement is substantially consistent with that for its sales of self-branded products except that the instalment payments arrangement under the cooperation agreement is not available to the self-branded products.

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

Value added taxes

VAT on sales was previously calculated at 17% on revenue from products before May 1, 2018 and thereafter, in accordance with Cai Shui [2018] No.32, the VAT rate decreased to 16%. Since April 1, 2019, in accordance with Cai Shui [2019] No.39, the VAT rate further decreased to 13%. The Group reports revenue net of VAT. Subsidiaries that are VAT general taxpayers are allowed to offset qualified input VAT paid against their output VAT liabilities.

Rights of return

The Group offers limited sales returns for self-branded products sold directly to its customers. The Group estimates the amount of its products sales that may be returned by its customers and records this estimate as a reduction of revenue in the period the related revenue is recognized. The Group currently estimates product return liabilities using its own historical sales information. For the years ended December 31, 2019, 2020 and 2021, sales returns were insignificant.

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

Product warranty

The Group offers standard product warranty to the customer under the cooperation agreement and distributors of self-branded products. For products sold to end users, either through that customer and distributors of self-branded products, or directly by the Group to end users, the Group offers a 12-month warranty. The Group has the obligation to either repair or replace the defect product for the customers if the product is still under warranty.

At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. Warranty reserves are recorded as a cost of revenues.

Research and development expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel, materials, office rental expenses, general expenses and depreciation expenses associated with research and development activities.

Advertising expenses

Advertising expenses are expensed as incurred and included in selling and marketing expenses. Total advertising expenses were RMB72,269, RMB136,974 and RMB151,744 for the years ended December 31, 2019, 2020 and 2021, respectively.

Government subsidies

Government subsidies represent government grants received from local government authorities to encourage the Group’s technology and innovations and also other subsidies for production.

The Group records such government subsidies as other income or reduction of expenses or cost of revenues when it has fulfilled all of its obligation related to the subsidy.

During the years ended December 31, 2019, 2020 and 2021, the Group recognized RMB14,723, RMB13,461 and RMB23,140 as subsidy income and recognized nil, RMB10,408, and RMB103,660 as reduction of expenses or cost of revenues, respectively. As of December 31, 2020 and 2021, subsidies of RMB26,158 and RMB3,129 were recorded as other current liabilities, RMB183,920 and RMB175,053 were recorded as other non-current liabilities as the Group has to meet certain performance conditions required by the government authorities.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income taxes

Income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred tax assets and liabilities are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

The Group accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Group believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Group recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expenses.

Share-based payment

Share-based payment transactions with employees, such as share options and restricted shares are measured based on the grant date fair value of the equity instrument. The Group has elected to recognize compensation expenses using the straight-line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award. The Group elects to recognize forfeitures when they occur.

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

Foreign currencies

The functional currency of the Company is the US$ and the reporting currency of the Company is the RMB. The Company’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries with operations in the PRC, Hong Kong, the United States and other jurisdictions generally use their respective local currencies as their functional currencies. The financial statements of the Company’s subsidiaries, other than the subsidiaries and consolidated VIEs with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries and consolidated VIEs and VIEs’ subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of operations during the year in which they occur. For the years ended December 31, 2019, 2020 and 2021, the transaction (losses) /gains amounted to RMB(14,231), RMB27,451 and RMB18,156 and were recorded in general and administrative expenses.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Foreign currencies - continued

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in US$ amounted to RMB609,679 and RMB435,205 as of December 31, 2020 and 2021, respectively.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows from RMB into US$ as of and during the year ended December 31, 2021 is solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.3726, representing the rate as certified by the statistical release of the Federal Reserve Board of United States on December 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollar at that rate on December 31, 2021, or at any other rate.

Net income per share

Basic net income per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The Group determined that the nonvested restricted shares owned by the founders are participating securities as the holders of these nonvested restricted shares have nonforfeitable rights to receive dividends with all ordinary shares but these nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Group’s loss. Accordingly, the Group uses the two-class method, whereby undistributed net income is allocated on a pro rata basis to the ordinary shares and nonvested restricted shares held by the founders to the extent that each class may share income in the year; whereas the undistributed net loss for the year is allocated to ordinary shares only because the convertible redeemable participating nonvested restricted shares owned by the founders are not contractually obligated to share the loss.

Diluted income per ordinary share reflect the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group had share options, restricted shares and restricted stock units (“RSU”) which could potentially dilute basic income per ordinary share in the future. To calculate the number of shares for diluted income per ordinary shares, the effect of the nonvested restricted shares owned by the founders is computed using the as-if-converted method; the effect of the share options, restricted shares and RSU is computed using the treasury stock method.

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

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Concentration of credit risk - continued

Accounts receivable concentration of credit risk is as below:

	As of December 31,
	2020		2021
	RMB		RMB
Company A	*	%	87,825	16.4%
Company B	59,987	20.1%	26,101	4.9%
Company C	108,422	36.4%	269,460	50.1%
Total	168,409	56.5%	383,386	71.4%

*Accounts receivable from Company A is less than 10% as of December 31, 2020.

Amount due from related parties concentration of credit risk is as below:

	As of December 31,
	2020		2021
	RMB		RMB
Company D	830,871	96.6%	286,341	96.9%
Total	830,871	96.6%	286,341	96.9%

Revenue generated from Company D accounted for 73.5%, 69.1% and 53.5% of total revenue during the years ended December 31, 2019, 2020 and 2021, respectively. Company D is a subsidiary of a company controlled by one of the Group’s shareholders (see Note 21).

	For the years ended December 31,
	2019		2020		2021
	RMB		RMB		RMB
Company D	4,271,135	73.5%	4,447,957	69.1%	3,340,857	53.5%
Total	4,271,135	73.5%	4,447,957	69.1%	3,340,857	53.5%

Supplier Concentration

The Group relies on third parties for the supply and manufacturing of its products, as well as third-party logistics providers. In instances where these parties fail to perform their obligations, the Group may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time, if at all.

For the years ended December 31, 2019 and 2020, 13.5% and 15.1% of its raw materials and semi-manufactures were purchased through Company E, respectively, but numerous alternate sources of supply are readily available on comparable terms. No purchases from a single suppliers account for more than 10% of total purchases during the year ended December 31, 2021.

Newly adopted accounting pronouncements

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group adopted the new standard beginning January 1, 2021 and the adoption of the standard did not have a material impact on the Group's consolidated financial statements.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Newly adopted accounting pronouncements - continued

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force) (“ASU 2020-01”), which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Group adopted ASU 2020-01 in the year ended December 31, 2021 and the adoption did not have a material impact on the Group’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The amendments are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers The new amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

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

The purchase price was allocated as of June 12, 2020, the date of acquisition, as follows:

	RMB	Amortization period
Cash	5,554
Other current assets	4,704
Property, plant and equipment	149	3 years
Intangible assets
Patents	42,495	5 years
Goodwill	67,856
Other non-current assets	261
Other current liabilities	8,868
Deferred tax liabilities	6,374
Other non-current liabilities	2,980
Total	102,797

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of synergy effect from the acquisition. Goodwill is not allocated to the Company’s operating segments in the measure of segment assets regularly reported to and used by the chief operating decision maker. However, for the purpose of the annual goodwill impairment test, goodwill is allocated to the operating segments (goodwill reporting units).

Asset acquisition of Guoxu Insurance Brokerage Co., Ltd. (“Guoxu”)

In July 2020, the Group entered into a purchase agreement with shareholders of Guoxu to acquire 100% of Guoxu's equity ownership for a gross consideration of RMB67,914, of which RMB35,075 was related to the effective settlement of the selling shareholder's loan payable to Guoxu upon closing. This resulted in a net cash consideration of RMB32,839.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

3. ACQUISITIONS – CONTINUED

Asset acquisition of Guoxu Insurance Brokerage Co., Ltd. (“Guoxu”) - continued

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

4. DISPOSAL OF SUBSIDIARIES

Disposal of Shenzhen Yunding Information Technology Co., Ltd. (“Yunding”)

In December 2020, the Group sold 26.7% equity interest in Yunding to its founder for cash consideration of RMB22,500. The consideration also included a loan receivable from Yunding amounting to RMB24,514 to be repaid annually over three years for which the Group has a right to convert the unpaid balance into equity interest of Yunding after December 31, 2023. Yunding was previously part of the Group's self-branded products and others segment. Subsequent to this disposal, the Group remeasured its remaining 24.3% investment in Yunding at fair value and accounted for it as equity method investment because the Group retained the ability to exercise significant influence. The fair value of its remaining investment in Yunding was estimated by using recent financing transaction of Yunding. The Group recognized RMB56,522 gain from deconsolidation of a subsidiary which was recorded as part of gain from deconsolidation of a subsidiary in the consolidated statements of operations for the year ended December 31, 2020. In 2021, the Group further sold 5% equity interest of Yunding for RMB20,000. The disposal of Yunding did not represent a strategic shift and did not have a major effect on the Group's operation.

5. INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Raw materials	373,690	282,939
Work in process	233,274	224,013
Finished goods	610,573	742,375
Inventories, net	1,217,537	1,249,327

During the years ended December 31, 2019, 2020 and 2021, the Group recorded a provision for the excess and obsolete inventories amounting to RMB23,799, RMB64,223 and RMB51,336, and wrote off RMB17,739, RMB59,852 and RMB47,077 respectively.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

6. SHORT-TERM INVESTMENTS

Short-term investments included convertible bonds with maturities less than 1 year and consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Convertible bonds:
Guangzhou Joyrun Technology Co., Ltd (“Joyrun”) (a)	12,433	13,273
Other (b)	5,997	6,078
Total:	18,430	19,351
(a)	In September 2018, the Group invested RMB10,500 to obtain a convertible bond issued by Joyrun with a 8% interest rate and a one-year maturity. The investment was classified as an available-for-sale investment and measured at fair value. The Group recognized RMB840, RMB842 and RMB840 unrealized holding gains in other comprehensive income from the fair value changes in the investment during the years ended December 31, 2019, 2020 and 2021.
(b)	The other represent an insignificant short-term investment in convertible bond which was classified as available-for-sales investment and measured at fair value. The Group recognized RMB400, RMB401 and RMB400 unrealized gains from this investment in 2019, 2020 and 2021.

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2020	2021
	RMB	RMB
Value-added tax recoverable	100,686	198,189
Other receivables	21,060	57,039
Prepaid expenses	25,863	51,156
Advances to suppliers	874	7,838
Rental deposits	4,415	816
Total	152,898	315,038

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Software and electronic equipment	65,288	78,854
Buildings	19,342	34,764
Leasehold improvements	74,209	81,759
Total	158,839	195,377
Less: accumulated depreciation	(36,387)	(70,832)
Construction in progress	2,167	9,328
Property, plant and equipment, net	124,619	133,873

The Group has recorded depreciation expenses of RMB9,409, RMB14,949 and RMB35,109 during the years ended December 31, 2019, 2020 and 2021, respectively. No impairment was recorded during the years ended December 31, 2019, 2020 and 2021.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

9. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Intangible assets with indefinite lives:
Domain name	2,024	2,024
Insurance brokerage license, trademark and others	37,382	42,617
Intangible assets with finite lives:
Patents and trademark	126,423	128,332
Less: accumulated amortization	20,616	37,391
Intangible assets, net	145,213	135,582

Amortization expenses for the intangible assets for the years ended December 31, 2019, 2020 and 2021, were RMB7,806, RMB12,180 and RMB16,775, respectively. Future amortization expenses relating to the existing intangible assets amounted to RMB16,745 per year for each of the next three years, RMB12,179 for the fourth year, RMB9,097 for the fifth year, and RMB19,430 thereafter.

10. LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Equity securities without readily determinable fair value
Sifive, Inc. ("Sifive") (a)	22,279	21,759
AliveCor, Inc., (“Alivecor”) (b)	15,347	14,988
Hyperfine Research, Inc. (“Hyperfine”) (c)	32,625	—
Promaxo, Inc.("Promaxo") (d)	26,100	25,490
Other equity securities without readily determinable fair value (e)	67,684	81,775
Equity securities with readily determinable fair value
Hyperfine Inc. (c)	—	31,669
Equity method investments:
Jiangsu Yitong High-Tech Co, Ltd("Jiangsu Yitong") (f)	—	960,832
Hefei Huaying Xingzhi Fund Partnership (limited partnership) (“Huaying Fund I”) (g)	53,105	61,014
Anhui Huaying Zhihui Wulian Fund Parnership(limited partnership)("Huaying Fund II") (h)	107,633	200,067
Other equity method investments (i)	47,562	46,548
Available-for-sale investments (j)	71,651	108,449
Total	443,986	1,552,591

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

10. LONG-TERM INVESTMENTS - CONTINUED

(a)	In 2018, the Group invested RMB12,332 to acquire 1.01% equity interests in Sifive. Sifive is a private company engaging in the business of semiconductor. The equity interest is not considered in-substance common shares due to substantial liquidation preference rights. Accordingly, the investment in Sifive was accounted for as equity securities without readily determinable fair value. The Group recognized nil, RMB3,304 and nil gain from the fair value change of this investment during the years ended December 31, 2019, 2020 and 2021.
(b)	In 2019, the Group invested USD1,000 in a convertible bond issued by Alivecor with a 3% interest rate. In February 2020, the Group converted the bond to 0.56% equity interest and the equity interest is not considered in-substance common shares due to substantial liquidation rights owned by the Group. Accordingly, the investment in Alivecor was accounted for as equity securities without readily determinable fair value. The Group recognized RMB7,728 and nil gain from the fair value change of this investment during the years ended December 31, 2020 and 2021.
(c)	In 2020, the Group invested USD5,000 to acquire 2.27% equity interests in Hyperfine. Hyperfine is a private company engaging in the business of Magnetic Resonance (“MR”) technology. The equity interest was not considered in-substance common shares due to substantial liquidation preference rights and the investment in Hyperfine was accounted for as equity securities without readily determinable fair value as of December 31, 2020. For the year ended December 31, 2020, no fair value change was observed and recognized. In December 2021, Hyperfine was successfully listed in the US capital market through a special purpose acquisition and the investment in Hyperfine was converted to equity securities with readily determinable fair value.
(d)	In 2020, the Group invested USD4,000 to acquire 4.05% equity interests in Promaxo. Promaxo is a private company engaging in the business of MR technology. The equity interest is not considered in-substance common shares due to substantial liquidation preference rights. Accordingly, the investment in Promaxo was accounted for as equity securities without readily determinable fair value. For the years ended December 31, 2020 and 2021, no fair value change was observed and recognized.
(e)	These other investments represent certain insignificant investments in the third-party private companies, over which the Group has no significant influence and were accounted for using the measurement alternative method.
(f)	In February 2021, the Group acquired 29.99% equity interest of Jiangsu Yitong, a company listed on the Shenzhen stock exchange, for a total cash consideration of RMB959.68 million. The purpose of the investment is to expand the healthcare ecosystem in the domestic market. The investment of Jiangsu Yitong is accounted for using the equity method as the Group can exercise significant influence through its board representation without obtaining control. The Group recorded RMB1,152 income from this equity method investment during the year ended December 31, 2021.

The total consideration of the investment in Jiangsu Yitong was RMB960,832 and the proportion of Jiangsu Yitong’s net assets that owned by the Group was RMB137,302 as of December 31, 2021. The difference between the total consideration and the proportion of net assets was RMB823,530, which has been allocated into goodwill, intangible assets and others assets with the amount of RMB636,672, RMB173,524 and RMB13,334, respectively. The intangible assets are trademark with indefinite life and patents with definite life, which are amortized on a straight-line basis over the estimated useful life of 3 to 7 years.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

10. LONG-TERM INVESTMENTS – CONTINUED

(g)	In 2016, the Group invested RMB50,000 to acquire 49.5% equity interests in a limited partnership, Huaying Fund I, which is a fund engaged in investing activities in small and middle scale High Tech private companies. The Group accounted for the investment using the equity method as the Group has significant influence through its board seat but does not control Huaying Fund I. The Group recorded loss of RMB1,342, loss of RMB2,452, and income of RMB7,910 from equity method investment during the years ended December 31, 2019, 2020 and 2021.
(h)	In 2019, the Group invested RMB102,000 to acquire a 34% equity interests in a limited partnership, Huaying Fund II, a fund engaged in investing activities in small and middle scale High Tech private companies. The Group accounted for the investment using the equity method as the Group has significant influence through its board seat but does not control Huaying Fund II. In March 2021, the Group paid the second installment of cash consideration in Huaying Fund II for an amount of RMB68 million. The Group recorded RMB336, RMB5,297 and RMB24,434 of income from equity method investment during the years ended December 31, 2019, 2020 and 2021.
(i)	The other equity method investments represent several insignificant investments classified as equity method investments as the Group has the ability to exercise significant influence but does not have control over the investees.
(j)	Available-for-sale investments represent investments in debt securities and measured at fair value. Those investments mainly include investments in convertible bonds as well as investment in preferred shares with redemption features that were considered as debt instruments.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

10. LONG-TERM INVESTMENTS - CONTINUED

The Group summarizes the condensed financial information of the Group's equity investments using equity method as a group below in accordance with Rule 4-08 of Regulation S-X:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenue	17,369	28,087	330,685
Gross profit	5,694	15,114	198,495
(Loss)/income from operations	(22,557)	3,011	140,006
Net (loss)/income	(22,551)	3,042	137,681
Net (loss)/income attributable to ordinary shareholders	(22,551)	3,042	137,681

	As of December 31,
	2020	2021
	RMB	RMB
Current assets	156,755	941,812
Non-current assets	359,958	780,128
Current liabilities	360	122,430
Non-current liabilities	2,656	36,807

11. FAIR-VALUE MEASUREMENT

Fair-value measurement on a recurring basis

As of December 31, 2020 and 2021, the financial assets measured at fair value on a recurring basis mainly consist of available-for-sale investments and equity securities with readily determinable fair value. Available-for-sale investment includes convertible bonds and redeemable preferred shares, which are recorded in short-term and long-term investments. The fair value hierarchy of these investments as of December 31, 2020 and 2021 are as follows:

	As of December 31,2020
	Quoted Prices in
	Active Market for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
Description	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments:
Convertible bonds	—	18,430	—	18,430
Long-term investments:
Convertible bonds	—	31,218	—	31,218
Redeemable preferred shares	—	38,499	1,934	40,433
Total:	—	88,147	1,934	90,081

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

11. FAIR-VALUE MEASUREMENT - CONTINUED

Fair-value measurement on a recurring basis - continued

	As of December 31, 2021
	Quoted Prices in
	Active Market for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
Description	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments:
Convertible bonds	—	19,351	—	19,351
Long-term investments:
Convertible bonds	—	43,055	—	43,055
Redeemable preferred shares	—	—	65,393	65,393
Equity securities with readily determinable fair value	—	31,669	—	31,669
Total:	—	94,075	65,393	159,468

For equity securities with readily determinable fair value, the fair value of the investment is measured as the quoted market price with discounts for lack of marketability. The investments are classified as level 2 measurement.

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

There are certain redeemable preferred shares transferred from level 2 to level 3 during the years ended December 31, 2020 and 2021. The following table provides additional information about the reconciliation of the fair value measurements of assets using significant unobservable inputs (level 3).

Level 3 investments
RMB
Balance as of January 1, 2020	—
Transfer from level 2	39,212
Unrealized loss	(37,278)
Balance as of December 31, 2020	1,934
Initial recognition	24,960
Transfer from level 2	38,499
Balance as of December 31, 2021	65,393

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

11. FAIR-VALUE MEASUREMENT - CONTINUED

Fair-value measurement on a non-recurring basis

Goodwill and acquired intangible assets are measured at fair value on a non-recurring basis when an impairment is recognized. The Group measures goodwill at fair value annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value. The fair value of goodwill is determined using discounted cash flows, and an impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group measures acquired intangible assets using the income approach—discounted cash flow method, when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. During the years ended December 31, 2019, 2020 and 2021, no impairment loss was recognized for goodwill and intangible assets.

The Group measures long-term investments (excluding the equity securities with readily determinable fair values and available-for-sale investments) at fair value on a nonrecurring basis only if an impairment indicator exist or an observable price adjustment is available in the current period. For equity securities without readily determinable fair value for which the Group elected to use the measurement alternative, the investment is measured at fair value on a nonrecurring basis whenever there is an impairment or any changes resulting from observable price changes in an orderly transaction for the identical or a similar investment of the same issuer. The fair value of the investment is categorized as level 2 in the fair value hierarchy when directly or indirectly observable inputs in the market place are identified. Whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable, the fair value of aforementioned long-term investments is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate. During the years ended December 31, 2019, 2020 and 2021, the Group recognized an impairment loss of RMB2,382, nil and nil for the equity securities without readily determinable fair value.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2021
	RMB	RMB
Accrued payroll and welfare	38,797	41,948
Deferred revenue	51,780	87,980
Product warranty	32,782	24,858
Current operating lease liabilities	48,120	50,092
Accrued expenses	14,979	22,803
Reverse factoring	—	39,195
Other tax payable	7,329	23,541
Government subsidies	26,158	3,129
Other current liabilities	32,330	22,537
Total	252,275	316,083

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - CONTINUED

Product warranty activities were as follows:

RMB
Balance as of January 1, 2019	55,599
Provided during the year	80,048
Utilized during the year	(86,120)
Balance as of December 31, 2019	49,527
Provided during the year	74,742
Utilized during the year	(91,487)
Balance as of December 31, 2020	32,782
Provided during the year	63,540
Utilized during the year	(71,464)
Balance as of December 31, 2021	24,858

The warranty costs recorded in cost of revenues were RMB80,048, RMB74,742 and RMB63,540 during the years ended December 31, 2019, 2020 and 2021, respectively.

13. BANK BORROWINGS

In 2021, the Group borrowed approximately RMB1,473,567 in different currencies from several commercial banks and repaid RMB953,387. These bank loans are with one to seven years maturity and the weighted average interest rate of 3.83%, and will be used for the daily operations and investing activities of the Group.

In 2020, the Group borrowed approximately RMB1,207,793 in different currencies from several commercial banks and repaid RMB643,122. These bank loans are with one to three years maturity and the weighted average interest rate of 2.85%. The loans were used for the daily operations of the Group.

14. REVENUE AND DEFERRED REVENUE

Disaggregation of revenue

All the revenues for the period were recognized from contracts with customers. For the years ended December 31, 2019, 2020 and 2021, the majority of the Group’s revenues result from sales of products which was recognized at a point of time. The following table provides information about disaggregated revenue by products, including a reconciliation of the disaggregated revenue with reportable segments:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Xiaomi Wearable Products	4,193,665	4,438,081	3,340,857
Self-branded products and other	1,618,590	1,995,282	2,909,252
Total	5,812,255	6,433,363	6,250,109

During the years ended December 31, 2019, 2020 and 2021, the majority of the Group's products are sold to resellers and distributors in the PRC. This includes products that have international versions which are first sold to the Group's domestic distributors who subsequently distribute those products internationally.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

14. REVENUE AND DEFERRED REVENUES - CONTINUED

Contract balances

The following table provides information about receivables, deferred revenue and refund liability from contracts with customers:

	As of December 31,
	2020	2021
	RMB	RMB
Accounts receivables	298,038	537,084
Amounts due from related parties	860,213	295,614
Deferred revenue	51,780	87,980
Refund liability (sales return)	366	5,745

Accounts receivables are recorded when the right to consideration is unconditional and payments terms on invoiced amounts are typically 30 to 60 days. Amounts due from related parties include both amounts billed and unbilled due from related party under the cooperation agreement. As of December 31, 2020 and 2021, the amount due from related parties include the billed amount of RMB779,538 and RMB231,485, and unbilled amounted to RMB80,675 and RMB64,129, respectively. The amount billed is recorded when the right to the consideration is unconditional and payment terms on invoiced amounts are typically 30 to 60 days. Unbilled amount due from related party relate to contractual right to consideration under cooperation agreement for the second instalment payment not yet invoiced. The Company recorded no impairment charges related to contract assets during the years ended December 31, 2019, 2020 and 2021. Contract liabilities, recorded in accrued expenses in the consolidated balance sheet, include payment received in advance of performance under the contract related to software services which are realized over the estimated usage period and payment received related to a material right provided to a customer to acquire additional goods or services at a discount in a future period.

During the years ended December 31, 2019, 2020 and 2021, the Group recognized RMB41,863, RMB59,585 and RMB51,780 of revenue previously included in deferred revenue as of January 1, 2018, December 31, 2019 and 2020, which mainly consist of revenue recognized related to its subscription-based service. Additionally, during the years ended December 31, 2019, 2020 and 2021, the Group billed RMB33,279, RMB102,687 and RMB80,675 to a related party, which was initially recorded as unbilled amount, mainly due to the timing of invoicing for the goods related to its cooperation agreement. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s performance and the customer’s payment.

15. INCOME TAXES

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

The Company’s subsidiaries, Zepp HK and Galaxy, are located in HK and are subject to a two-tiered income tax rates for taxable income earned in HK with effect from April 1, 2018. The first HK$2 million of profits earned by Zepp HK and Galaxy will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

The Company's subsidiaries Zepp Inc and Zepp NA are located in the U.S. and are subject to an income tax rate of 21% for taxable income earned as determined in accordance with relevant tax rules and regulations in the U.S.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

15. INCOME TAXES - CONTINUED

The Company’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries are subject to the 25% standard enterprise income tax rate except for Anhui Huami and Anhui Health and Shun Yuan that qualify as a high and new technology enterprise (“HNTE”), which are subject to a tax rate of 15%. Anhui Huami began to qualify as HNTE in 2015 and renewed the HNTE certificate in July 2018 and September 2021. Accordingly, Anhui Huami is subject to a tax rate of 15% during the years ended December 31, 2021, 2022 and 2023. Anhui Health qualifed as a HNTE in August 2020 and is subject to a tax rate of 15% during the year ended December 31, 2020, 2021 and 2022. In addition, Shun Yuan qualified as a HNTE since December 2021 and is subject to a tax rate of 15% during the years ended December 31, 2021, 2022 and 2023.

The current and deferred components of income taxes appearing in the consolidated statements of operation are as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current tax expenses	105,663	42,257	31,543
Deferred tax benefits	(27,776)	(11,103)	(20,798)
Income tax expenses	77,887	31,154	10,745

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets
Accrued expenses and other current liabilities	60,823	47,005
Net operating loss carry forwards	62,945	75,100
Intra-entity transfer of certain intangible assets	—	28,290
Total deferred tax assets	123,768	150,395
Less: valuation allowance	(3,578)	(6,976)
Deferred tax assets, net	120,190	143,419

As of December 31, 2021, the Group had RMB411,276 operating losses deriving from entities in the PRC, HK, U.S., Canada, and etc. The operating loss in PRC with amounted to RMB327,051 can be carried forward for five years, or ten years if qualify as HNTE and if not utilized and some will begin to expire in 2022. The operating loss incurred in the U.S. before December 31, 2017 can be carried forward for 20 years to offset future taxable profit, while other losses incurred after December 31, 2017 may be carried forward indefinitely. The tax losses incurred in HK can be carried forward without an expiration date. The operating loss incurred in the Canada can be carried back 3 years and forward 20 years for deduction against any form of income.

Management assesses the available positive and negative evidence in certain entities in the PRC, HK, U.S. and Canada to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets and determines the valuation allowance on an entity by entity basis. In making such determination, the Group considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-forward periods provided for in the tax law. On the basis of this evaluation, for the years ended December 31, 2020 and 2021, the Company recorded RMB3,578 and RMB6,976 valuation allowance for the deferred tax assets.

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

15. INCOME TAXES - CONTINUED

Reconciliation between the tax expense computed by applying the PRC enterprise tax rate of 25% to income before income tax and the actual income tax expense were as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Income before income tax	652,370	265,609	106,669
Tax expense at PRC enterprise income tax rate of 25%	163,093	66,402	26,667
Income tax on tax holidays	(72,396)	(41,869)	(19,387)
Tax effect of permanence differences	(31,088)	(20,001)	(34,587)
Effect of income tax rate differences in jurisdictions other than the PRC	16,270	21,625	23,666
Change in tax rate	—	3,460	9,549
Changes in valuation allowances	2,008	1,537	4,837
Income tax expense	77,887	31,154	10,745

If the tax holiday granted to Anhui Huami, Anhui Health and Shun Yuan was not available for the years ended December 31, 2019, 2020 and 2021, the increase in income tax expenses and the decrease in net income per share amounts would be as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Increase in income tax expenses	72,396	41,869	19,387
Decrease in net income per share - basic	0.30	0.17	0.08
Decrease in net income per share - diluted	0.28	0.16	0.07

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

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIEs that are available for distribution amounted to RMB1,935,920 and RMB2,228,550 as of December 31, 2020 and 2021, respectively. Upon distribution of such earnings, the Company will be subject to PRC EIT taxes, the amount of which is impractical to estimate. The Company did not record any tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

The Group did not identify any significant unrecognized tax benefits for the years ended December 31, 2019, 2020 and 2021, respectively. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

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

16. ORDINARY SHARES

As of December 31, 2021, the Company had 405,462,685 ordinary shares authorized with a par value of US$0.0001 per share. There are two classes of ordinary shares which include the class A ordinary shares and class B ordinary shares. Holders of class A ordinary shares are entitled to one vote per share, while holders of class B ordinary shares are entitled to ten votes per share.

In April 2019, the Group completed its secondary offering upon which 3,174,600 class A ordinary shares were issued and 28,316,400 Class B ordinary shares were converted into Class A ordinary shares.

During December 2021, the Company repurchased 2,656,164 class A shares from the market for a total consideration of US$3,411 (RMB21,798) at a weighted average price of US$1.284 per share, and the shares are reserved for the employees and non-employees in the share incentive plan.

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

During the years ended December 31, 2019, 2020 and 2021, the Group granted nil share options to personnel under the 2015 Plan.

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

17. SHARE-BASED PAYMENT – CONTINUED

2018 Share Incentive Plan - continued

During the years ended December 31, 2019, 2020 and 2021, the Group granted 651,000, 4,030,108 and 8,988,000 share options to certain personnel under the 2018 Plan. The weighted average exercise price of options granted during the years ended December 31, 2019, 2020 and 2021 was US$0 per share, US$0 per share and US$0.01 per share. The Group has recorded RMB33,618, RMB42,316 and RMB64,415 share-based compensation expenses related to options in 2015 plan and 2018 plan for the years ended December 31, 2019, 2020 and 2021, respectively.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with assistance from independent valuation firms. Assumptions used to determine the fair value of share options granted during the years ended December 31, 2019, 2020 and 2021 are summarized in the following table:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Risk-free interest rate	2.14%	0.67%-0.72%	1.66%
Expected volatility	50.4%	51.9%-52.0%	52.2%
Expected life of option (years)	10	10	10
Expected dividend yield	0.0%	0.0%	0.0%
Fair value per ordinary share	12.65	21.60-23.10	8.05-12.98

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

(v) Fair value of underlying ordinary shares

During the year ended December 31, 2019, 2020 and 2021, the fair value of the underlying ordinary shares is determined based on the closing market price of the share.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

17. SHARE-BASED PAYMENT – CONTINUED

2018 Share Incentive Plan - continued

A summary of the stock option activity under the 2015 and 2018 Plan during the year ended December 31, 2021 is included in the table below.

		Weighted average
		exercise price
	Number of options	per option
		US$
Outstanding at January 1, 2021	14,280,814	0.20
Granted	8,988,000	0.01
Exercised	(3,011,184)	0.53
Forfeited	(3,459,477)	0.07
Outstanding at December 31, 2021	16,798,153	0.07

The following table summarizes information regarding the share options as of December 31, 2021:

	December 31, 2021
			Weighted-
			average remaining
		Weighted-	exercise
		average exercise	contractual	Aggregate
	Options Number	price per option	life (years)	intrinsic value
		US$		US$
Options
Outstanding	16,798,153	0.07	7.74	20,080
Exercisable	8,317,698	0.07	6.60	9,931
Expected to vest	8,480,455	0.07	8.85	10,149

The total intrinsic value of options exercised during the years ended December 31, 2019, 2020 and 2021 amounted RMB13,608, RMB32,010 and RMB14,094, respectively.

The weighted average grant date fair value of options granted during the year ended December 31, 2019, 2020 and 2021 was RMB12.65, RMB22.42 and RMB12.95 per share, respectively.

During the years ended December 31, 2019, 2020 and 2021, the Group recorded share-based compensation expenses of RMB33,618, RMB42,316 and RMB64,415 for the options granted under the 2015 Plan and 2018 Plan.

As of December 31, 2021, there was RMB90,278 of unrecognized compensation expenses related to the options.

Restricted Stock Units

During the years ended December 31, 2019, 2020 and 2021, the Company granted 30,000, 2,216,120 and 2,034,432 restricted stock units respectively to employees. Most of the shares have a vesting period of four or five years of employment services with the various vesting percentage in each year, or 20% on an annual basis over a five-year vesting period. The restricted stock units are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested shares. In the event a non-vested shareholder’s employment for the Company is terminated for any reason prior to the fourth anniversary of the grant date, the holder’s right to the non-vested shares will terminate immediately. The outstanding restricted stock units shall be forfeited and automatically transferred to and reacquired by the Company at nil consideration.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

17. SHARE-BASED PAYMENT – CONTINUED

Restricted Stock Units - continued

The Group recognized compensation expenses over the service period on a straight-line basis. The aggregate fair value of the restricted stock units at grant dates was RMB136,342 as of December 31, 2021.The weighted average grant-date fair value of non-vested shares was RMB21.67 for the year ended December 31, 2021. The fair value of the vested restricted stock units was RMB79, RMB21,020 and RMB11,648 during the years ended December 31, 2019, 2020 and 2021.

During the years ended December 31, 2019, 2020 and 2021, the Group recorded compensation expenses of RMB3,598, RMB22,838 and RMB18,707 for the restricted stock units, respectively.

As of December 31, 2021, there was RMB49,397 unrecognized compensation expenses related to restricted stock units which is expected to be recognized over a weighted average vesting period of 3.11 years. The weighted average granted fair value of restricted stock units granted during the years ended December 31, 2019, 2020 and 2021 were RMB12.65 per RSU, RMB22.84 per RSU and RMB21.44 per RSU.

A summary of the restricted stock units activity during the year ended December 31, 2021 is presented below:

RSUs
Unvested balance as of January 1, 2021	1,816,842
Granted	2,034,432
Forfeited	(254,171)
Vested	(517,667)
Unvested balance as of December 31, 2021	3,079,436

Restricted Share owned by the founders

As one of the conditions to the closing of the Preferential Equity Interests in January 2014, two founders entered into a share restriction agreement with the preferential equity interests shareholders. Pursuant to this agreement, those founders are prohibited from transferring, selling, assigning, pledging or disposing in any way their equity interests in the Company before such interest is vested. The equity interests held by the Founders were 50% converted to restricted equity interests and vested in 24 equal and continuous monthly installments for each month starting from January 2014, provided that those founders remain full-time employees of the Group at the end of such month. A total of 45,567,164 restricted shares were held by those founders as of April 2015. In April 2015, as one of the condition of the closing of the preferred shareholder agreement, the agreement was amended to (1) restrict additional shares and extend the vesting period for an additional 48 months and (2) restrict shares held by four other founders similar to the restrictions imposed in January 2014. The Group also obtained an irrevocable and exclusive option to repurchase all of the restricted shares held by those founders at par value both in January 2014 and April 2015.

The share restriction agreement between the founders and the Company was accounted for as a grant of restricted shares awards under a share-based compensation plan. Accordingly, the Group measured the fair value of the restricted shares of the Founders at the grant date and recognizes the amount as compensation expense over the service period. Additionally, the modification of the restriction in April 2015 was accounted as a modification of share-based compensation. The Group calculated the incremental fair value resulting from the modification and recorded it as share-based compensation over the revised vesting term. The founder restricted shares have been fully vested in 2019 and no further grant activity in 2020 and 2021.

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

17. SHARE-BASED PAYMENT – CONTINUED

Restricted Share owned by the founders - continued

During the years ended December 31, 2019, 2020 and 2021, the Group recorded share-based compensation expense of RMB17,794, nil and nil related to the unvested shares of the Founders respectively.

Total share-based compensation recognized during the years ended December 31, 2019, 2020 and 2021 was as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	55	—	—
General and administrative	40,684	38,605	32,247
Research and development	11,191	23,978	42,677
Selling and marketing	3,198	2,571	8,198
Total share-based compensation expenses	55,128	65,154	83,122

18. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB63,799, RMB64,734 and RMB104,650 during the years ended December 31, 2019, 2020 and 2021.

19. SEGMENT INFORMATION

The Group is mainly engaged in the business of smart wearable technology development. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer of the Group, who reviews financial information of operating segments when making decisions about allocating resources and assessing performance of the Group. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s CODM. During the years ended December 31, 2019, 2020 and 2021, the Group identified two operating segments. Those segments include Xiaomi wearable products and Self-branded products and others. The Xiaomi wearable products segment comprise of sales of Xiaomi-branded products. The self-branded products and others segment comprises of self-branded products. Both Xiaomi wearable product and Self-branded products and others have been identified as reportable segments. The Group primarily operates in the PRC and long-lived assets are mostly located in the PRC.

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

19. SEGMENT INFORMATION - CONTINUED

	For the year ended December 31, 2019
		Self-branded
	Xiaomi wearable	products
	Products	and others	Total
	RMB	RMB	RMB
Revenues	4,193,665	1,618,590	5,812,255
Cost of revenues	3,296,696	1,047,816	4,344,512
Gross Profit	896,969	570,774	1,467,743

	For the year ended December 31, 2020
		Self-branded
	Xiaomi wearable	products
	Products	and others	Total
	RMB	RMB	RMB
Revenues	4,438,081	1,995,282	6,433,363
Cost of revenues	3,706,495	1,394,203	5,100,698
Gross Profit	731,586	601,079	1,332,665

	For the year ended December 31, 2021
		Self-branded
	Xiaomi wearable	products
	Products	and others	Total
	RMB	RMB	RMB
Revenues	3,340,857	2,909,252	6,250,109
Cost of revenues	2,754,086	2,190,381	4,944,467
Gross Profit	586,771	718,871	1,305,642

The Group does not evaluate its segment on a fully allocated cost basis nor does the Group keeps track of segment assets separately.

20. STATUTORY RESERVES AND RESTRICTED NET ASSETS

PRC legal restrictions permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC subsidiaries must make appropriations from after-tax profit to non-distributable statutory reserve funds as determined by the Board of Directors of the Group. Subject to certain cumulative limits including until the total amount set aside reaches 50% of its registered capital, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end). These reserve funds can only be used for specific purposes and are not distributable as cash dividends and the maximum required amount is 50% of registered capital. During the year ended December 31, 2019, 2020 and 2021, the Group accrued an additional RMB92, RMB5,997 and nil statutory reserve from the new appropriable profit earned by certain PRC entities in the Group.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The balances of restricted net assets were RMB153,943, RMB180,981 and RMB252,220 as of December 31, 2019, 2020 and 2021, respectively.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

21. RELATED PARTY BALANCES AND TRANSACTIONS

Name	Relationship with the Group
Xiaomi Communication Technology Co. Ltd.(“Xiaomi Communication”)	Controlled by one of the Company’s shareholders
Xiaomi Technology Co. Ltd. (“Xiaomi Technology”)	Controlled by one of the Company’s shareholders
Guangzhou Xiaomi Information Service Co. Ltd (“Xiaomi Information”)	Controlled by one of the Company’s shareholders
Youpin Information Technology Co. Ltd. (“Youpin Information”, together with Xiaomi Communication, Xiaomi Technology, Xiaomi Information as “Xiaomi”)	Controlled by one of the Company’s shareholders
Hefei Huaheng Electronic Technology Co. Ltd. (“Hefei Huaheng”)	Controlled by one of the Company’s shareholders
Shenzhen Yunding Information Technology Co., Ltd. (“Yunding”)	Significant influence by the Group
Hefei Jingyu Micro-electronics (“Hefei Jingyu”)	Significant influence by the Group
Gongqingcheng Yunding Ruiheng Investment Partnership (Limited Partnership). (“Gongqingcheng Yunding”)	Controlled by the founder of a company that the Group can exercise significant influence
Hefei Yizhi Electronic Technology Co., Ltd (“Hefei Yizhi”)	Controlled by one of the Company's shareholders

(1)Balances:

	As of December 31,
	2020	2021
	RMB	RMB
Amount due from related parties:
Xiaomi Communication (a)	830,871	286,341
Yunding (b)	2,064	2,330
Gongqingcheng Yunding (c)	22,500	2,500
Youpin Information (a)	2,278	885
Others	2,500	3,558
Total	860,213	295,614

	As of December 31,
	2020	2021
	RMB	RMB
Amount due to related parties, current:
Hefei Jingyu (d)	—	48,052
Xiaomi Technology(e)	10,293	1,562
Others	892	509
Total	11,185	50,123

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

21. RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

(2)Transactions:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Sales to related parties:
Xiaomi Communication	4,271,135	4,447,957	3,340,857
Xiaomi Youpin	—	—	9,175
Xiaomi Information	9,870	—	—
Others	—	1,800	—
Total	4,281,005	4,449,757	3,350,032

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Others:
Hefei Jingyu (d)	—	—	146,847
Purchase from related parties (f)	12,183	12,000	—
(a)	The amount due from Xiaomi represents receivables from the sales of products and services, which includes an unbilled amount of RMB80,675 and RMB64,129 as of December 31, 2020 and 2021, respectively.
(b)	The amount due from Yunding represents prepayment for the purchase of Yunding’ products.
(c)	In December 2020, the Group sold 26.7% equity interest in Yunding for a cash consideration of RMB22,500 to Gongqingcheng Yunding, of which RMB20,000 has been received in January 2021.
(d)	Hefei Jingyu is a subsidiary of Jiangsu Yitong, where the Group can exercise significant influence. During 2021, the Group purchased some raw material from Hefei Jingyu with total transaction amount of RMB146,847.
(e)	The amounts due to Xiaomi Technology represent the payable for the cloud service received by the Group.
(f)	During 2019, purchase from related parties mainly included the intangible assets purchased from Hefei Huaheng which amounted to RMB11,321. During 2020, the Group made a prepayment of RMB12,000 to purchase a building owned by Hefei Yizhi. The Group obtained the building and started to use it as its office in 2021.

22. NET INCOME PER SHARE

The Group determined that the nonvested restricted shares of the founders are participating securities as the holders of the nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, the Group uses the two class method of computing net income per share, for ordinary shares and nonvested restricted shares according to the participation rights in undistributed earnings.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

22. NET INCOME PER SHARE - CONTINUED

However, undistributed loss is only allocated to ordinary shareholders because holders of nonvested restricted shares are not contractually obligated to share losses.

The computation of basic and diluted net income per share for the years ended December 31, 2019, 2020 and 2021 is as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Basic net income per share calculation Numerator:
Net income for the year attributable to the Company:	575,196	228,753	137,803
Less: Undistributed earnings allocated to participating nonvested restricted shares	2,450	—	—
Net income attributed to ordinary shareholders for computing net income per ordinary shares—basic	572,746	228,753	137,803
Denominator:
Weighted average ordinary shares outstanding used in computing net income per ordinary shares – basic	243,648,186	248,470,684	252,167,610
Net income per ordinary share attributable to ordinary shareholders—basic	2.35	0.92	0.55
Diluted net income per share calculation
Net income attributable to ordinary shareholders for computing net income per ordinary shares—basic	572,746	228,753	137,803
Add: adjustments to undistributed earnings to participating securities	117	—	—
Net income attributed to ordinary shareholders for computing net income per ordinary shares—diluted	572,863	228,753	137,803
Denominator:
Weighted average ordinary shares outstanding used in computing net income per ordinary shares - basic	243,648,186	248,470,684	252,167,610
Effect of potentially diluted share options, restricted shares and RSUs	12,310,986	11,881,310	12,201,019
Weighted average ordinary shares outstanding used in computing net income per ordinary shares—diluted	255,959,172	260,351,994	264,368,629
Net income per ordinary share attributable to ordinary shareholders—diluted	2.24	0.88	0.52

For the years ended December 31, 2019, 2020 and 2021, the following shares outstanding were excluded from the calculation of diluted net income per ordinary shares, as their inclusion would have been anti-dilutive for the years presented:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Shares issuable upon exercise of share options, restricted shares and RSUs	294,352	89,165	301,946
Shares issuable upon vesting of nonvested restricted shares	1,042,234	—	—

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

The following table represents lease costs recognized in the Group's consolidated statements of operation for the years ended December 31, 2019, 2020 and 2021. Lease costs are included in selling expenses, general and administrative expenses and research and development expenses on the Group's consolidated statements of operations.

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating lease cost(1)	30,788	57,080	41,595
Sublease income	(1,382)	(537)	(3,591)
Total lease cost	29,406	56,543	38,004
(1)	Operating lease cost includes short-term lease costs, which was not material in the period presented.

The following table represents the components of leases that are recognized on the Group’s consolidated balance sheets as of December 31, 2020 and 2021.

	As of December 31,
	2020	2021
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	42,313	49,644
Non-cash Right-of-use assets in exchange for new lease liabilities:
Operating leases	96,348	2,157
Weighted average remaining lease term:
Operating leases	3.68 years	2.80 years
Weighted average discount rate:
Operating leases	5.25%	5.27%

The following is a maturity analysis of the annual undiscounted cash flows for the year ended December 31, 2021:

Year ending December 31,	RMB
2022	51,748
2023	45,338
2024	25,660
2025	8,354
Total lease payments	131,100
Less: imputed interest	9,891
Present value of lease liabilities	121,209

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

24. SUBSEQUENT EVENT

Dividend

On March 17, 2022, the Company announced a special cash dividend of US$0.025 per ordinary share (US$0.1 per ADS) on its outstanding shares to shareholders of record as of the close of trading on March 28, 2022. The ex-dividend date is March 25, 2022 and the dividend was paid in April 2022.