Form 20-F
period 2022-12-31
Zepp Health Corp
filed 2023-04-24
CIK 1720446

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

No. 900 Wangjiang West Road

Hefei, 230088

People’s Republic of China

Phone: +86 010 5940 3251

Email: ir@zepp.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American depositary shares (each representing four Class A ordinary shares, par value US$0.0001 per share) Class A ordinary shares, par value US$0.0001 per shares*	ZEPP	New York Stock Exchange

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

As of December 31, 2022, there were (i) 128,130,440 Class A ordinary shares issued and outstanding, par value US$0.0001 per share (excluding the 5,616,956 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2015 Share Incentive Plan, the 2018 Share Incentive Plan and the 2023 Share Incentive Plan and the 12,875,736 treasury shares in the form of ADSs that we repurchased under our share repurchase program), and (ii) 117,208,247 Class B ordinary shares issued and outstanding, par value US$0.0001 per share.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

●	“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“Our platform” refers to the products and mobile apps that we provide to users and platform partners;
●	“the VIEs” refer to Anhui Huami Information Technology Co., Ltd. and Huami (Beijing) Information Technology Co., Ltd., each of which is a company incorporated in the PRC;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“Shunyuan Kaihua” or “our WFOE” refers to Beijing Shunyuan Kaihua Technology Co., Ltd., a wholly owned foreign enterprise incorporated with limited liability in the PRC;
●	“US$,” “U.S. dollars,” “$,” or “dollars” refer to the legal currency of the United States;
●	“Xiaomi” refers to Xiaomi Corporation;
●	“Xiaomi Wearable Products” refer to Xiaomi-branded smart bands, watches (excluding children watches and quartz watches), scales and associated accessories;
●

“Zepp,” “we,” “us,” “our company” or “our” refer to Zepp Health Corporation, our Cayman Islands holding company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China, including Anhui Huami Information Technology Co., Ltd. and Huami (Beijing) Information Technology Co., Ltd., and their subsidiaries; and

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the smart wearable devices industry;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships Xiaomi, our other distributors, customers, contract manufacturers, component suppliers, strategic partners and other stakeholders;
●	regulatory and operating conditions in the geographical markets in which we operate;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

PART I

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

Zepp Health Corporation is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its consolidated variable interest entities, or VIEs. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in developing substantial proprietary technology to produce consumer health and fitness devices. Accordingly, we operate these businesses in China through the VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their nominee shareholders to control the business operations of the VIEs. The VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIEs accounted for 97.9%, 83.5% and 61.2% of our total revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As used in this annual report, “Zepp,” “the Parent,” “we,” “us,” “our company” or “our” refers to Zepp Health Corporation, its subsidiaries, and, in the context of describing our consolidated financial information, the consolidated VIEs and their subsidiaries in China. “Consolidated VIEs” refer to Anhui Huami Information Technology Co., Ltd. and Huami (Beijing) Information Technology Co., Ltd., each of which is a company incorporated in the PRC. Investors in our ADSs thus are not purchasing equity interest in the consolidated VIEs in China but instead are purchasing equity interest in Zepp Health Corporation, a Cayman Islands holding company.

A series of contractual agreements, including loan agreement, equity pledge agreements, exclusive option agreements, exclusive consultation and service agreements, shareholder voting proxy agreements and powers of attorney, have been entered into by and among our subsidiaries, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result, despite the lack of equity ownership, Zepp Health Corporation is considered the primary beneficiary of the VIEs for accounting purposes as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the VIEs as the consolidated entities under U.S. GAAP and we consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, the contractual arrangements with the VIEs and their respective shareholders have not been tested in a court of law. There are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant VIEs through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our PRC subsidiaries and VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value or become worthless. As such, the VIE structure involves unique risks to our investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.”

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with the fact that the PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time, regulatory approvals or filing procedures on overseas offerings or listings by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, oversight on data security and the use of variable interest entities. In particular, the PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Any failure to comply with applicable data security and privacy related regulations could result in regulatory enforcement actions against us, and the misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, damage our reputation and credibility and could have a negative impact on our financial performance.

PRC government’s significant authority in regulating our operations and its oversight and control over overseas offerings and listings by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

Zepp Health Corporation, our Cayman Islands holding company, or the Parent, may transfer cash to our wholly-owned Hong Kong subsidiary by making capital contributions or providing intra-group loans. Our Hong Kong subsidiary, in turn, may transfer cash to our PRC subsidiaries by making capital contributions or providing intra-group loans to them, provided that the statutory procedures under the PRC laws and regulations have been complied with. If our PRC subsidiaries realize accumulated after-tax profits, they may, upon satisfaction of relevant statutory conditions and procedures, pay dividends or distribute earnings to our Hong Kong Subsidiary. Our Hong Kong subsidiary, in turn, may transfer cash to the Parent through dividends or other distributions. With necessary funds, the Parent may pay dividends or make other distributions to U.S. investors and service any debt it may have incurred outside of the PRC. In addition, in the ordinary course of our business, Anhui Huami, one of the VIEs, sells our smart wearable products to Galaxy Trading Platform Limited, our intermediary company in Hong Kong, which in turn sells the products to overseas third parties. Anhui Huami also sells products to Zepp North America Inc. and Zepp Netherlands Trading B.V. through an independent customs clearance agency for the products to be distributed to local distributors and consumers in the U.S. and Europe, respectively. These entities settle payments of the smart wearable products in accordance with the specific transaction value and payment terms under the relevant contracts.

Because the Parent and its subsidiaries consolidate the financial results of the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and its subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for intra-group transactions. The VIEs may transfer cash to our WFOEs by paying service fees according to the exclusive business cooperation agreements entered into by and among our WFOEs, the VIEs and their respective shareholders. Pursuant to these agreements between each of the VIEs and the corresponding WFOE, each of the VIEs agrees to pay the relevant WFOE (i) service fee at an amount that is equal to 100% of the net income of the VIE under local GAAP for the relevant year, which is subject to adjustments both upward and downward in accordance with the WFOE’s sole discretion, and (ii) service fee for certain other technical services provided to the VIE by the WFOE, the amount of which is to be mutually agreed between the VIE and the WFOE when such services are rendered, based on the nature and workload of such services. In the future, we plan to retain our sole discretion to determine the specific amount of the service fees payable by the VIEs pursuant to the contractual arrangements, and to obtain the earnings of the VIEs through charging service fees and collect the payments from the VIEs, taking into consideration of the business growth and working capital needs of the WFOEs and the VIEs. For details of the financial position, cash flows and results of operations of the VIEs, see “Financial Information Related to the VIEs.”

We have established stringent controls and procedures for cash flows within our organization. We have a centralized cash management system in place, consisting of a series of manuals and policies on funds management, bank accounts management, financing activities and safe handling of cash and assets. The system ensures that every fund transfer between our Cayman Islands holding company and a subsidiary, the VIEs or the subsidiaries of the VIEs goes through an appropriate review and approval process. The cash of our group is under the unified management of our finance department. Each cash requirement with intercompany transaction agreements, after analyzed by the specialist in the treasury department, is reviewed by the head of treasury department and the group finance controller. After such cash requirement is approved by the two responsible persons, the head of treasury department approves the cash transfer to the relevant operating entities. Besides, we have made offshore and onshore cash pooling arrangements with banks, which allow us to centralize our intra-group cash management across various subsidiaries. Account transfers are performed automatically between the accounts of the pool leader and the other pool participants, which are our operating entities. Our offshore entities outside of the mainland of China with the function of centralized cash management in offshore cash pooling arrangement mainly include Galaxy Trading Platform Ltd., our intermediate Hong Kong company acting as the pool leader, our subsidiaries in North America and our subsidiaries in Europe. In addition, entities within the mainland of China that participate in cash pooling arrangement with similar functions mainly include Shunyuan Kaihua (the WFOE and the primary beneficiary of the VIEs), Shanghai Shengyin Technology Co., Ltd. (a wholly-owned subsidiary of Shunyuan Kaihua) and Anhui Huami (a consolidated VIE). The centralized cash management function in these entities lead to daily cash transferred and dispatched to the remaining consolidated subsidiaries and consolidated VIEs. We have complied with the applicable laws and regulations for the operation of such cash centralized management accounts and completed necessary registration and approval procedures with relevant governmental authorities. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares and other financing activities. The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2020	2021	2022

	(RMB in thousands)
Cash transferred from Hong Kong company to PRC subsidiaries, the VIEs and the subsidiaries of the VIEs	19,575	70,099	(40,544)
Net cash paid by the VIEs to our subsidiaries in operating activities	(605,423)	374,705	(486,252)
Net cash received/(paid) by the VIEs (to)/from our subsidiaries in investing activities	(597,614)	(290,767)	—

For more details, see the condensed consolidating schedule and consolidated financial statements under “Financial Information Related to the VIEs.” Except the transactions described above, for the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary or a VIE, no subsidiaries or VIE paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. Through the contractual arrangements, the VIEs may transfer cash to the WFOEs by paying service fees according to the exclusive business cooperation agreements entered into by and among the WFOEs, the VIEs and their respective shareholders. Pursuant to these agreements between each of the VIEs and the corresponding WFOE, each of the VIEs agrees to pay the relevant WFOE (i) service fee at an amount that is equal to 100% of the net income of the VIE under local GAAP for the relevant year, which is subject to adjustments both upward and downward in accordance with the WFOE’s sole discretion, and (ii) service fee for certain other technical services provided to the VIE by the WFOE. If and when such other technical services are provided, the amount to be charged is to be mutually agreed between the VIEs and the WFOEs based on the nature and workload of the services. Historically, the WFOE has not charged such service fees, and as such, there is currently no fees to be settled under the contractual arrangements. In April 2022, our Cayman Islands holding company declared and distributed cash dividends with the amount of approximately US$6.30 million to its shareholders and ADS holders, which was funded by surplus cash on our balance sheet. Other than the cash dividends paid in April 2022, we currently intend to retain our available funds and any future earnings to operate and expand our business.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Dividends paid by our wholly foreign-owned subsidiary in China to our intermediate holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the China-HK Taxation Arrangement. Effective from January 1, 2020, if our Hong Kong subsidiary satisfies all the requirements under such arrangement, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. It could obtain such entitlement by itself at the time of making tax returns, or at the time of making withholding declarations via withholding agents. At the same time, the Hong Kong entity shall collect, gather and retain relevant materials for future reference in accordance with applicable rules, and shall accept the follow-up administration of tax authorities. However, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” for more details. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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
(2)

Under the terms of VIE agreements, our WFOE may charge the VIEs for services provided to VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our WFOE and eliminate in consolidation. For income tax purposes, our WFOE and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our WFOE and are tax neutral.

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

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our WFOE under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the service fees paid to our WFOE (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIEs could make a non-deductible transfer to our WFOE for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for our WFOE. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Under PRC laws and regulations, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to U.S. investors. Our ability to distribute earnings to the holding company and U.S. investors is also limited. We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiary, which in turn relies on consulting and other fees paid to us by the VIEs, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our PRC subsidiary incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and the VIEs and their subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends.

In addition, our PRC subsidiaries, the VIEs and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and our ADS offering in April 2019 to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIEs in China, including, among others, the Business License, the ICP License, the Insurance Brokerage License, etc. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. Any failure to obtain or delay in obtaining such permissions or approvals, or a rescission of any such approval if obtained by us, would subject us to sanctions by the applicable PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Furthermore, in connection with offering and listing in an overseas market, we, our PRC subsidiaries and the VIEs, under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) as well as five supporting guidelines, released by the China Securities Regulatory Commission, or the CSRC, on February 17, 2023, and took effect on March 31, 2023, may be required to fulfill filing procedures with and report material events to the CSRC, and under the Measures for Cybersecurity Review, which is effective on February 15, 2022, as well as its relevant laws, regulations and regulatory rules, may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. As of the date of this annual report, we have not received or were denied such requisite approval by the CSRC, nor have we been subject to any cybersecurity review made by the CAC. If we fail to obtain the relevant approval or complete other filing procedures, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with and/or approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or obtain such approval” and “—We collect, store, process and use personal information and other user data, which subjects us to laws, governmental regulations and other legal obligations related to privacy, information security and data protection, and any actual or perceived failure to comply with such legal obligations could harm our brand and business.”

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operating data for the years ended December 31, 2020, 2021 and 2022, selected consolidated balance sheet data as of December 31, 2021 and 2022 and selected consolidated cash flow data for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operating data for the years ended December 31, 2018 and 2019, the selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020 and selected consolidated cash flow data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Selected Consolidated Statements of Operating Data:
Revenues(1)	3,645,335	5,812,255	6,433,363	6,250,109	4,142,862	600,659
Cost of revenues(2)	2,705,885	4,344,512	5,100,698	4,944,467	3,339,746	484,218
Gross profit	939,450	1,467,743	1,332,665	1,305,642	803,116	116,441
Operating expenses:
Research and development(3)	263,220	430,822	538,009	515,081	517,122	74,976
General and administrative(3)	213,973	248,462	261,805	258,346	235,932	34,207
Selling and marketing(3)	96,538	181,975	358,655	438,273	460,304	66,738
Total operating expenses	573,731	861,259	1,158,469	1,211,700	1,213,358	175,921
Operating income/(loss)	365,719	606,484	174,196	93,942	(410,242)	(59,480)
Other income and expenses:
Realized gain from investments	261	1,822	—	13,507	597	87
Gain from deconsolidation of a subsidiary	—	—	56,522	—	—	—
Interest income	11,595	33,478	46,118	16,686	12,334	1,788
Interest expense	—	—	(22,623)	(44,884)	(57,001)	(8,264)
Gain from fair value change of long-term investments	7,860	—	12,325	—	51,817	7,513
Impairment loss from long-term investments	(7,590)	(2,600)	—	—	(13,858)	(2,009)
Other income/(loss), net	8,768	13,186	(929)	27,418	43,820	6,353
Income/(Loss) before income tax	386,613	652,370	265,609	106,669	(372,533)	(54,012)
Income taxes (provision)/benefit	(52,036)	(77,887)	(31,154)	(10,745)	65,875	9,551
Income/(Loss) before income/(loss) from equity method investments	334,577	574,483	234,455	95,924	(306,658)	(44,461)
Income/(loss) from equity method investments	1,743	(1,112)	(4,749)	41,028	17,657	2,560
Net income/(loss)	336,320	573,371	229,706	136,952	(289,001)	(41,901)
Less: net (loss)/income attributable to non-controlling interest	(3,726)	(1,825)	953	(851)	(693)	(100)
Net income attributable to Zepp Health Corporation	340,046	575,196	228,753	137,803	(288,308)	(41,801)
Net income per share attributable to ordinary shareholders of Zepp Health Corporation:
Basic income/(loss) per ordinary share	0.54	2.35	0.92	0.55	(1.17)	(0.17)
Diluted income/(loss) per ordinary share	0.51	2.24	0.88	0.52	(1.17)	(0.17)

Notes:

(1)

Includes RMB2,817.0 million, RMB4,281.0 million, RMB4,449.8 million, RMB3,350.0 million and RMB1,704.0 million (US$247.1 million) with related parties for the years ended December 31, 2018, 2019, 2020, 2021 and 2022, respectively.

(2)

Includes RMB2,141.1 million, RMB3,342.1 million, RMB3,713.5 million, RMB2,760.0 million and RMB1,399.5 million (US$202.9 million) resulting from related parties sales for the years ended December 31, 2018, 2019, 2020, 2021 and 2022, respectively.

(3)Share-based compensation expenses were included in operating expenses. Our share-based compensation expenses were the result of our grants of options, restricted shares and restricted share units under our share incentive plans to our employees.

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	1,441,802	1,803,117	2,273,349	1,468,499	886,632	128,550
Restricted cash	10,010	874	2,401	41,040	86,708	12,571
Accounts receivable (net of allowance of nil, RMB814 and RMB1,466 as of December 31, 2020, 2021 and 2022, respectively)	58,925	188,940	298,038	537,084	682,103	98,896
Amount due from related parties (net of allowance of nil, nil and nil as of December 31, 2020, 2021 and 2022, respectively)	656,399	1,421,170	860,213	295,614	138,614	20,097
Inventories	484,622	893,806	1,217,537	1,249,327	1,021,923	148,165
Total current assets	2,857,456	4,392,452	4,827,866	3,930,953	2,958,548	428,948
Non-current assets:
Property, plant and equipment, net	40,042	64,350	124,619	133,873	100,605	14,586
Total assets	3,258,481	5,174,743	5,903,719	6,085,501	5,267,643	763,735
Current liabilities:
Accounts payable	1,064,106	1,999,951	1,951,335	1,317,306	456,585	66,198
Short-term bank borrowings	20,000	—	504,671	358,000	512,000	74,233
Total liabilities	1,448,903	2,677,155	3,173,461	3,152,062	2,582,722	374,459
Total liabilities and equity	3,258,481	5,174,743	5,903,719	6,085,501	5,267,643	763,735

The following table presents our selected cash flows for the years indicated.

	Years Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	707,605	427,999	157,302	(232,435)	(787,643)	(114,199)
Net cash used in investing activities	(324,841)	(112,703)	(206,880)	(1,069,289)	(42,258)	(6,127)
Net cash provided by financing activities	639,170	25,609	564,671	551,077	289,198	41,928
Net increase/(decrease) in cash and cash equivalents and restricted cash	1,021,934	340,905	515,093	(750,647)	(540,703)	(78,398)
Exchange rate effect on cash and cash equivalents and restricted cash	60,357	11,274	(43,334)	(15,564)	4,504	656
Cash and cash equivalents and restricted cash at the beginning of the year	369,521	1,451,812	1,803,991	2,275,750	1,509,539	218,863
Cash and cash equivalents and restricted cash at end of the year	1,451,812	1,803,991	2,275,750	1,509,539	973,340	141,121

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of financial position for the VIEs and other entities as of the dates presented. In the following tables, “Primary Beneficiary of VIEs” refers to Beijing Shunyuan Kaihua Technology Co., Ltd., our WFOE who entered into contractual arrangements with the VIEs and their respective shareholders and acts as the primary beneficiary under the contractual arrangements. “Other Subsidiaries” refer to the subsidiaries of Zepp Health Corporation, our Cayman holding company, other than Beijing Shunyuan Kaihua Technology Co., Ltd., the VIEs and the subsidiaries of the VIEs.

Selected Condensed Consolidating Statements of Operations Data

	For the Year Ended December 31, 2022
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)

Third-party revenues	—	1,605,999	—	2,536,863	—	4,142,862
Inter-company revenues	—	376,730	100,101	1,514,863	(1,991,694)	—
Total revenues	—	1,982,729	100,101	4,051,726	(1,991,694)	4,142,862
Total cost and expenses	(56,813)	(2,123,058)	(225,010)	(4,182,082)	2,033,859	(4,553,104)
Income/(loss) from subsidiaries and VIEs	(231,495)	(162,902)	(66,341)	—	460,738	—
Other income and expense	—	3,304	4,867	29,538	—	37,709
Income/(loss) before income tax expenses	(288,308)	(299,927)	(186,383)	(100,818)	502,903	(372,533)
Income tax benefits/(provision)	—	20,258	23,481	25,063	(2,927)	65,875
Income/(loss) before loss from equity method investments	(288,308)	(279,669)	(162,902)	(75,755)	499,976	(306,658)
Income from equity method investments	—	8,243	—	9,414	—	17,657
Net income/(loss)	(288,308)	(271,426)	(162,902)	(66,341)	499,976	(289,001)
Net loss attributable to non-controlling interests	—	693	—	—	—	693
Net income/(loss) attributable to Zepp Health Corporation’s shareholders	(288,308)	(270,733)	(162,902)	(66,341)	499,976	(288,308)

	For the Year Ended December 31, 2021
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)

Third-party revenues	—	1,030,549	—	5,219,560	—	6,250,109
Inter-company revenues	—	533,943	240,103	1,202,152	(1,976,198)	—
Total revenues	—	1,564,492	240,103	6,421,712	(1,976,198)	6,250,109
Total costs and expenses	(94,824)	(1,561,349)	(240,920)	(6,063,153)	1,804,079	(6,156,167)
Income/(loss) from subsidiaries and VIEs	232,566	378,511	384,365	—	(995,442)	—
Income/(loss) from non-operations	61	1,174	(10)	34,728	(23,226)	12,727
Income/(loss) before income tax expenses	137,803	382,828	383,538	393,287	(1,190,787)	106,669
Income tax benefits/(provision)	—	8,501	(5,027)	(42,509)	28,290	(10,745)
Income/(loss) before loss from equity method investments	137,803	391,329	378,511	350,778	(1,162,497)	95,924
Income from equity method investments	—	7,441	—	33,587	—	41,028
Net income/(loss)(1)	137,803	398,770	378,511	384,365	(1,162,497)	136,952
Net loss attributable to non-controlling interests	—	851	—	—	—	851
Net income/(loss) attributable to Zepp Health Corporation’s shareholders	137,803	399,621	378,511	384,365	(1,162,497)	137,803

Note:

(1)	The net income includes gain from inter-company transactions where the VIEs sold out products through our other subsidiaries functioning as international distributors of the group.

	For the Year Ended December 31, 2020
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)

Third-party revenues	—	132,682	3,147	6,297,534	—	6,433,363
Inter-company revenues	—	285,645	147,237	184,619	(617,501)	—
Total revenues	—	418,327	150,384	6,482,153	(617,501)	6,433,363
Total cost and expenses	(81,162)	(530,557)	(215,859)	(6,007,145)	575,556	(6,259,167)
Income/(loss) from subsidiaries and VIEs	308,578	427,093	490,493	—	(1,226,164)	—
Income from non-operations	1,337	13,060	492	53,351	23,173	91,413
Income/(loss) before income tax expenses	228,753	327,923	425,510	528,359	(1,244,936)	265,609
Income tax benefit/(provision)	—	6,739	1,583	(39,476)	—	(31,154)
Income/(loss) before loss from equity method investments	228,753	334,662	427,093	488,883	(1,244,936)	234,455
(Loss)/income from equity method investments	—	(7,312)	—	2,563	—	(4,749)
Net income /(loss)	228,753	327,350	427,093	491,446	(1,244,936)	229,706
Net income attributable to non-controlling interests	—	—	—	(953)	—	(953)
Net income/(loss) attributable to Zepp Health Corporation’s shareholders	228,753	327,350	427,093	490,493	(1,244,936)	228,753

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2022
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)
Assets
Cash and cash equivalents	3,818	149,758	119,072	613,984	—	886,632
Restricted cash	—	620	—	86,088	—	86,708
Accounts receivable, net	—	304,275	3,217	374,611	—	682,103
Amount due from related parties	—	1,217	—	137,397	—	138,614
Inventories, net	—	294,518	—	735,600	(8,195)	1,021,923
Short-term investments	—	7,198	—	27,118	—	34,316
Prepaid expenses and other current assets	3,369	28,993	5,079	70,811	—	108,252
Intra-group receivable due from Zepp Health Corporation’s subsidiaries	850,623	1,045,050	201,527	1,916,093	(4,013,293)	—
Total current assets	857,810	1,831,629	328,895	3,961,702	(4,021,488)	2,958,548
Property, plant and equipment, net	—	12,045	6,190	82,370	-	100,605
Intangible assets, net	—	162,315	65,072	65,004	(169,091)	123,300
Long-term investments	—	1,230,599	—	456,029	—	1,686,628
Investment in subsidiaries and VIEs	1,914,207	447,195	338,024	—	(2,699,426)	—
Deferred tax assets	—	56,702	42,326	85,794	25,364	210,186
Amount due from a related party, non-current	—	6,333	—	—	—	6,333
Operating lease right-of-use assets	—	35,496	2,909	27,168	—	65,573
Goodwill	—	66,081	—	—	—	66,081
Other non-current assets	—	5,154	839	44,396	—	50,389
Intra-Group noncurrent receivable due to the Company's subsidiaries	—	—	—	377,084	(377,084)	—
Total non-current assets	1,914,207	2,021,920	455,360	1,137,845	(3,220,237)	2,309,095
Total assets	2,772,017	3,853,549	784,255	5,099,547	(7,241,725)	5,267,643
Liabilities
Accounts payable	—	4,411	135	452,039	—	456,585
Advance from customers	—	—	—	2,133	—	2,133
Amount due to related parties	—	—	2,065	38,913	—	40,978
Accrued expenses and other current liabilities	178	67,526	10,238	119,877	—	197,819
Intra-group payable due to Zepp Health Corporation’s subsidiaries	99,317	2,694,203	496,314	729,201	(4,019,035)	—
Income tax payables	—	2,308	—	407	—	2,715
Notes payable	—	—	—	456,438	—	456,438
Short-term bank borrowings	—	60,000	—	452,000	—	512,000
Total current liabilities	99,495	2,828,448	508,752	2,251,008	(4,019,035)	1,668,668
Deferred tax liabilities	—	3,159	—	32,393	—	35,552
Long-term borrowings	—	415,000	—	280,000	(10,790)	684,210
Other non-current liabilities	—	775	—	161,827	—	162,602
Intra-Group noncurrent payable due to the Company's subsidiaries	—	366,293	—	—	(366,293)	—
Non-current operating lease liabilities	—	21,414	—	10,276	—	31,690
Total non-current liabilities	—	806,641	—	484,496	(377,083)	914,054
Total liabilities	99,495	3,635,089	508,752	2,735,504	(4,396,118)	2,582,722
Total equity	2,672,522	218,460	275,503	2,364,043	(2,845,607)	2,684,921
Total liabilities and equity	2,772,017	3,853,549	784,255	5,099,547	(7,241,725)	5,267,643

	As of December 31, 2021
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)
Assets
Cash and cash equivalents	19,634	464,638	30,809	953,418	—	1,468,499
Restricted cash	—	572	—	40,468	—	41,040
Term deposit	—	—	—	5,000	—	5,000
Accounts receivable, net	—	185,699	4,360	347,025	—	537,084
Amount due from related parties	—	—	322	295,292	—	295,614
Inventories, net	—	242,441	—	1,036,617	(29,731)	1,249,327
Short-term investments	—	—	—	19,351	—	19,351
Prepaid expenses and other current assets	3,010	16,804	2,921	292,303	—	315,038
Intra-group receivable due from Zepp Health Corporation’s subsidiaries	801,856	886,839	233,540	1,779,374	(3,701,609)	—
Total current assets	824,500	1,796,993	271,952	4,768,848	(3,731,340)	3,930,953
Property, plant and equipment, net	—	16,592	11,021	106,260	—	133,873
Intangible assets, net	—	183,580	73,251	67,353	(188,602)	135,582
Long-term investments	—	1,380,141	20,000	386,635	(234,185)	1,552,591
Investment in subsidiaries and VIEs	2,128,912	378,512	384,365	—	(2,891,789)	—
Deferred tax assets	—	36,017	18,847	60,265	28,290	143,419
Operating lease right-of-use assets	—	50,593	15,904	41,938	—	108,435
Goodwill	—	61,055	—	—	—	61,055
Other non-current assets	—	5,882	4,294	17,066	(7,649)	19,593
Total non-current assets	2,128,912	2,112,372	527,682	679,517	(3,293,935)	2,154,548
Total assets	2,953,412	3,909,365	799,634	5,448,365	(7,025,275)	6,085,501
Liabilities
Accounts payable	—	3,175	40	1,314,091	—	1,317,306
Advance from customers	—	1,683	285	2,262	—	4,230
Amount due to related parties	—	—	1,562	48,561	—	50,123
Accrued expenses and other current liabilities	8,914	112,128	29,860	165,181	—	316,083
Intra-group payable due to Zepp Health Corporation’s subsidiaries	24,150	2,707,043	325,052	641,675	(3,697,920)	—
Income tax payables	—	2,184	—	411	—	2,595
Notes payable	—	—	—	103,795	—	103,795
Short-term bank borrowings	—	55,000	—	303,000	—	358,000
Total current liabilities	33,064	2,881,213	356,799	2,578,976	(3,697,920)	2,152,132
Deferred tax liabilities	—	3,903	—	23,006	—	26,909
Long-term borrowings	—	480,000	—	254,500	(7,649)	726,851
Other non-current liabilities	—	2,318	—	172,735	—	175,053
Non-current operating lease liabilities	—	37,254	4,428	29,435	—	71,117
Total non-current liabilities	—	523,475	4,428	479,676	(7,649)	999,930
Total liabilities	33,064	3,404,688	361,227	3,058,652	(3,705,569)	3,152,062
Total equity	2,920,348	504,677	438,407	2,389,713	(3,319,706)	2,933,439
Total liabilities and equity	2,953,412	3,909,365	799,634	5,448,365	(7,025,275)	6,085,501

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2022
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)

Net cash (used in)/provided by transactions with external parties	(6,862)	(381,110)	(173,252)	(226,419)	—	(787,643)
Net cash (used in)/provided by transactions with intra-group entities	—	42,107	444,274	(486,252)	(129)	—
Cash flows from operating activities:	(6,862)	(339,003)	271,022	(712,671)	(129)	(787,643)
Net cash (used in)/provided by transactions with external parties	—	(15,648)	—	(26,610)	—	(42,258)
Net cash (used in)/provided by transactions with intra-group entities	84,277	182,761	—	—	(267,038)	—
Cash flows from investing activities:	84,277	167,113	—	(26,610)	(267,038)	(42,258)
Net cash (used in)/provided by transactions with external parties	(93,231)	(63,141)	—	445,570	—	289,198
Net cash provided by/(used in) transactions with intra-group entities	—	(86,255)	(182,759)	—	269,014	—
Cash flows from financing activities:	(93,231)	(149,396)	(182,759)	445,570	269,014	289,198

	For the Year Ended December 31, 2021
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)

Net cash (used in)/provided by transactions with external parties	(14,164)	277,212	(199,623)	(295,860)	—	(232,435)
Net cash (used in)/provided by transactions with intra-group entities	(489)	(520,369)	146,153	374,705	—	—
Cash flows from operating activities:	(14,653)	(243,157)	(53,470)	78,845	—	(232,435)
Net cash (used in)/provided by transactions with external parties	—	(987,276)	(10,097)	(71,916)	—	(1,069,289)
Net cash (used in)/provided by transactions with intra-group entities	(146,699)	(15,751)	79,735	(290,767)	373,482	—
Cash flows from investing activities:	(146,699)	(1,003,027)	69,638	(362,683)	373,482	(1,069,289)
Net cash (used in)/provided by transactions with external parties	(8,298)	527,351	—	32,024	—	551,077
Net cash provided by/(used in) transactions with intra-group entities	—	386,704	—	—	(386,704)	—
Cash flows from financing activities:	(8,298)	914,055	—	32,024	(386,704)	551,077

	For the Year Ended December 31, 2020
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)

Net cash (used in)/provided by transactions with external parties	1,880	(389,473)	(226,040)	770,935	—	157,302
Net cash (used in)/provided by transactions with intra-group entities	(14,671)	370,827	249,267	(605,423)	—	—
Cash flows from operating activities:	(12,791)	(18,646)	23,227	165,512	—	157,302
Net cash (used in)/provided by transactions with external parties	—	(66,079)	(9,618)	(131,183)	—	(206,880)
Net cash (used in)/provided by transactions with intra-group entities	(114,719)	—	—	(597,614)	712,333	—
Cash flows from investing activities:	(114,719)	(66,079)	(9,618)	(728,797)	712,333	(206,880)
Net cash (used in)/provided by transactions with external parties	—	—	—	564,671	—	564,671
Net cash provided by/(used in) transactions with intra-group entities	—	712,333	—	—	(712,333)	—
Cash flows from financing activities:	—	712,333	—	564,671	(712,333)	564,671

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

Risks Related to Our Business

●	If we fail to successfully and timely develop and commercialize new products, services and technologies, our operating results may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to successfully and timely develop and commercialize new products, services and technologies, our operating results may be materially and adversely affected.”
●	Our future success depends on our ability to promote our own brands and protect our reputation. The failure to establish and promote our brands, including Amazfit and Zepp, and any damage to our reputation will hinder our growth. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our future success depends on our ability to promote our own brands and protect our reputation. The failure to establish and promote our brands, including Amazfit and Zepp, and any damage to our reputation will hinder our growth.”
●	We are susceptible to supply shortages, long lead time for raw materials and components, and supply changes, any of which could disrupt our supply chain and have a material adverse impact on our results of operation because some of the key components of our products, such as Bluetooth Low Energy (BLE) system-on-chip and sensors, come from a limited number of sources of supply. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are susceptible to supply shortages, long lead time for raw materials and components, and supply changes, any of which could disrupt our supply chain and have a material adverse impact on our results of operation because some of the key components of our products, such as Bluetooth Low Energy (BLE) system-on-chip and sensors, come from a limited number of sources of supply.”
●	We operate in highly competitive markets and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our revenue and profitability. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We operate in highly competitive markets and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our revenue and profitability.”
●	If we are unable to anticipate and satisfy consumer preferences in a timely manner or if technological innovation renders existing smart wearable technology non-competitive or obsolete, our business may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to anticipate and satisfy consumer preferences in a timely manner or if technological innovation renders existing smart wearable technology non-competitive or obsolete, our business may be materially and adversely affected.”
●	We do not have internal manufacturing capabilities and rely on several contract manufacturers to produce our products. If we encounter issues with these contract manufacturers, our business, brand and results of operations could be harmed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We do not have internal manufacturing capabilities and rely on several contract manufacturers to produce our products. If we encounter issues with these contract manufacturers, our business, brand and results of operations could be harmed.”
●	Xiaomi is our most important customer and distribution channel. Any deterioration of our relationship with Xiaomi or reduction of sales of Xiaomi Wearable Products could have a material adverse effect on our operating results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Xiaomi is our most important customer and distribution channel. Any deterioration of our relationship with Xiaomi or reduction of sales of Xiaomi Wearable Products could have a material adverse effect on our operating results.”
●	We collect, store, process and use personal information and other user data, which subjects us to laws, governmental regulations and other legal obligations related to privacy, information security and data protection, and any actual or perceived failure to comply with such legal obligations could harm our brand and business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We collect, store, process and use personal information and other user data, which subjects us to laws, governmental regulations and other legal obligations related to privacy, information security and data protection, and any actual or perceived failure to comply with such legal obligations could harm our brand and business.”
●	Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operation consequences. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operation consequences.”

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

●	We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.”
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Risks Related to Doing Business in China

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
●	The filing with and/or approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or obtain such approval. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with and/or approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or obtain such approval.”
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”
●	Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations. Rules and regulations in China can change quickly with little advance notice. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”
●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.”

Risks Related to our ADSs

●	Recent disruptions in the financial markets and economic conditions could affect our ability to raise capital. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Recent disruptions in the financial markets and economic conditions could affect our ability to raise capital.”
●	The trading price of our ADSs has fluctuated and is likely to be volatile, which could result in substantial losses to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—The trading price of our ADSs has fluctuated and is likely to be volatile, which could result in substantial losses to investors.”

Risks Related to Our Business

If we fail to successfully and timely develop and commercialize new products, services and technologies, our operating results may be materially and adversely affected.

Historically, sales of smart bands and watches contributed a significant majority of our revenues and our growth has been influenced by our product launches and product cycle. In particular, sales of our smart band products and watches contributed 88.0%, 90.6% and 92.2% of our total revenues in the years ended December 31 2020, 2021 and 2022, respectively. Our future growth depends on whether we can continually develop and introduce new generations of our existing product lines and new forms of smart wearable technology with enhanced functionalities and value-added services in a timely manner. This is particularly important in the current industry landscape where technology and consumer preference evolve constantly and rapidly, which may cause our existing products to reach the end of their lifecycles prematurely and require us to introduce new products with enhanced functionalities to sustain our growth. Our capability to roll out new or enhanced products and services in turn depend on a number of factors, including timely and successful research and development efforts by us as well as our suppliers to bring cutting-edge technologies to the market, quality control of service provision and product manufacturing and the effectiveness of our distribution channels. Pursuant to our strategic cooperation agreement with Xiaomi, we are also required to consult Xiaomi regarding the product launch timetable for Xiaomi Wearable Products. If we are unable to commercialize appealing new products, functionalities, services or innovative technologies leveraging our data in a timely manner and introduce them to consumers at attractive price points compared to our existing products and competing products, or our new products, services or technologies are not accepted or adopted by consumers, our competitors may increase their market share, which could adversely impact our operating results. In addition, the research and development of new or enhanced products and services can be complex and costly. Given the complexity, we could experience delays in completing the development and introduction of new and enhanced services and products in the future. Our research and development effort may not yield the benefits we expect to achieve at all after we dedicate our time and resources into it.

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

Since September 2015, we have begun to use the brand “Amazfit” to sell our products to address the middle to high-end market. In August 2020, we introduced a new brand name, “Zepp” for our self-branded products. We believe the strategy to establish and promote our own brand is crucial to our future success as it expands our addressable market and gives us more flexibility in terms of pricing, distribution and marketing. We have invested, and will need to continue to dedicate, significant time, efforts and resources to build our own brand recognition. Revenues from our self-branded products and others segment, substantially all of which was from the sales of our self-branded products, contributed 31.0%, 46.5% and 59.0% of our total revenues in 2020, 2021 and 2022, respectively. For the year ended December 31, 2022, revenues from our self-branded products and others segment were RMB2,445.8 million (US$354.6 million). We expect the sales of our Amazfit and Zepp branded products to contribute more to our total revenues. However, we cannot guarantee that the shipment of our self-branded products will continue to grow, or that our promotion efforts will ultimately be successful, as it involves numerous factors including the effectiveness of our marketing efforts, our ability to provide consistent, high-quality products and services, and our consumers’ satisfaction with the technical support and software updates we provide.

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

We are susceptible to supply shortages, long lead time for raw materials and components, and supply changes, any of which could disrupt our supply chain and have a material adverse impact on our results of operation because some of the key components of our products, such as Bluetooth Low Energy (BLE) system-on-chip and sensors, come from a limited number of sources of supply.

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

Xiaomi is the sole customer and distribution channel for all Xiaomi Wearable Products, and it held 14.7% of our total outstanding shares as of February 28, 2023. For the years ended December 31, 2020, 2021 and 2022, sales of Xiaomi Wearable Products contributed 69.0%, 53.5% and 41.0% of our revenues, respectively.

We entered into a strategic cooperation agreement with Xiaomi in October 2017, which grants us the most-preferred-partner status globally to develop future Xiaomi Wearable Products. In October 2020, we extended the strategic cooperation agreement with Xiaomi for three years, which will end in October 2023. The renewed agreement deepened our cooperation with Xiaomi by reinstating our most-preferred-partner status globally to develop future Xiaomi Wearable Products, and expanding our most-preferred-partner status to each other to the research and development of AI-chips and algorithms for wearable devices. This strategic cooperation agreement can be terminated by Xiaomi and we can therefore lose the most-preferred-partner status if we fail to meet the various requirements set out in the agreement, such as requirements on product launching timetable, product quality and annual sales target of Xiaomi Wearable Products. In addition, Xiaomi has the option to develop by itself or engage other companies to develop similar and competing products, if such companies can offer better terms and services than we do—for example, such companies may ask for less profit sharing or less intellectual property rights from their cooperation with Xiaomi. On the other side, we may decide whether and how to cooperate with Xiaomi in product development based on our analysis of Xiaomi products’ profit margins. If for any reason, we cannot maintain our cooperation relationship with Xiaomi or renew the strategic cooperation agreement with terms equally favorable to us as compared to those in the existing agreement, our business and operation results may be materially and adversely affected. For more details of the strategic cooperation agreement with Xiaomi, including under what circumstances it can be early terminated, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transaction—Our Relationship with Xiaomi—Strategic Cooperation Agreement.”

In February 2023, we entered into a new business cooperation agreement with Xiaomi for the next two years, which will be effective after the signoff and end in January 2025. Pursuant to our business cooperation agreement with Xiaomi, we and Xiaomi shall jointly set the retail price of Xiaomi Wearable Products (including the Mi Band Series). Because we cannot unilaterally determine the retail price of Xiaomi Wearable Products, we cannot assure you that we will be able to continue to introduce Xiaomi Wearable Products with retail price levels that can sustain or improve our gross or net profit margins. In addition, marketing considerations on the part of Xiaomi and other factors beyond our control may also cause Xiaomi Wearable Products to be priced at relatively low levels that may negatively affect the gross and net profit margins of Xiaomi Wearable Products, as a result of which our business and operation results may be materially and adversely affected. Furthermore, negative publicity related to Xiaomi, including products offered by Xiaomi, the celebrities Xiaomi is associated with, or even the labor policies of any of Xiaomi’s suppliers or manufacturers may have a material adverse effect on the sales of our products.

In addition, Xiaomi sells a broad spectrum of electronic products through its online and offline channels. We cannot assure you that our products can always receive the same level of attention and promotion efforts from Xiaomi, especially given the sales of Xiaomi wearable products decreased in 2022 as compared to 2021. In the event that Xiaomi dedicates less resources in promoting and selling our products, our revenue may decrease as well. Although we have been building our own distribution network to reduce reliance on the distribution network of Xiaomi in case we lose Xiaomi as our customer or distribution channel for any reason, there is no assurance that our own distribution network will be as effective and efficient as the sales channels of Xiaomi. In November 2019, Xiaomi launched its own smart watch product, the Xiaomi Mi Watch series. We believe this launch has, to some extent, diluted potential buyers’ attention to the products we designed and manufactured for Xiaomi and our self-branded watches, and we expect the dilution to continue, which negatively affects our sales performance and in turn, our results of operations.

When exercising its rights as our shareholder, Xiaomi may take into account not only the interests of our company and our shareholders but also its interests and the interests of its other affiliates. The interests of our company and our shareholders may at times conflict with the interests of Xiaomi and its affiliates. Such conflicts may result in lost cooperation opportunities for our company, including opportunities to enter into lines of business that may overlap with those pursued by Xiaomi and/or the companies within its ecosystem.

Our operating results could be materially harmed if we or Xiaomi is unable to accurately forecast consumer demand for our products and services or manage our inventory.

To ensure adequate inventory supply for our products, we procure raw materials and components based on sales and production forecasts. The ability to accurately forecast demand for our products and services could be affected by many factors, including changes in customer demand for our products and services or our competitors’, sales promotions by us or our competitors, sales channel inventory levels, and unanticipated changes in general market and economic conditions. In addition, as we continue to introduce new products and services, we may also face challenges managing the production plan of our existing products, which may in turn affect the inventory management for our existing products. If we or Xiaomi fails to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. After we sell Xiaomi Wearable Products to Xiaomi, Xiaomi will only have limited right of return if the products have quality issues or returned by end consumers and will largely bear the inventory risks of such products. However, inventory levels in excess of end-customer demand may still ultimately result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which may cause our gross margin to suffer and could impair the strength of our brand. On the other hand, in the case we experience shortage of products, we may be unable to meet the demand for our products, and our business and operating results could be adversely affected. We expect that it will become more difficult to forecast demand as we introduce and develop a more diverse product portfolio and as market competition for similar products intensifies.

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

Data Security

●	In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.
●	In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. The period for which the CAC solicited comments on this draft ended on December 13, 2021, but there is no timetable as to when the Draft Regulations will be enacted.

●	In July 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, or the Security Assessment Measures, which took effect on September 1, 2022. The Security Assessment Measures require that any data processor who processes or exports personal information exceeding a certain volume threshold pursuant to the measures shall apply for a security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) important data will be provided overseas by any data processor; (ii) personal information will be provided overseas by any operator of critical information infrastructure or any data processor who processes the personal information of more than 1,000,000 individuals; (iii) personal information will be provided overseas by any data processor who has provided the personal information of more than 100,000 individuals in aggregate or has provided the sensitive personal information of more than 10,000 individuals in aggregate since January 1 of last year; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks involved in the outbound data transfer. The security assessment of a cross-border data transfer shall focus on assessing the risks that may be brought about by the cross-border data transfer concerning national security, public interests, or the lawful rights and interests of individuals or organizations.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.
●	In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law (the “PIPL”), which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the PIPL elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.
●	On November 4, 2022, the CAC and the SAMR jointly issued the Notification on the Implementation of Personal Information Protection Certification, which implements the personal information protection certification (the “PIPC”) mechanism to satisfy the requirements of the PIPL for the cross-border transfer out of mainland China of personal information. In parallel with such notification, on June 24, 2022, the National Information Security Standardization Technical Committee issued the first version of the Guidance on Network Security Standardized Practice—Specification for Certification of Personal Information Cross-Border Processing Activities (the “Certification Specification”), and on December 16, 2022, the National Information Security Standardization Technical Committee issued an updated version of the Certification Specification. The Certification Specification serves as an industry standard and provides the general principles and detailed requirements for personal information processors engaging in the cross-border transfer out of mainland China of personal information to meet in order to obtain a PIPC from qualified certification institutions with respect to such data transfers. Personal information processors that obtain a PIPC may rely on a PIPC to comply with the PIPL requirements for cross-border data transfers of personal information out of mainland China that do not need to undergo a security assessment.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of the PRC. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them). If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, except as disclosed below that we have received some rectification notices from local branches of CAC for some problems they found on the personal information protection and data security, etc., and after which the rectifications have been competed, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

We are constantly in the process of evaluating the potential impact of the PRC Cyber Security Law, the Data Security Law and other laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of the ADSs. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which may increase our compliance costs and subject us to heightened risks and challenges. We place a strong emphasis on data security. To achieve the objective, our board of directors has established an artificial intelligence and big data ethics committee to assist the board with respect to privacy and data usage matters, including to oversee compliance with the applicable privacy laws and regulations, management’s periodic assessment of data privacy ethics as well as any related policies with respect to risk assessment and risk management, among other things. We have adopted a series of internal policies on data collection, processing and usage. We conduct regular self-inspections with regard to data privacy and cybersecurity to ensure compliance with applicable laws and regulations. In addition, every year, we hire a qualified third-party professional evaluation firm to carry out testing and certification of our information system. Our information system has been certified as Safety Level III Computer Information System by such professional evaluation firm, and has passed the ISO27001 information security management system certification and the ISO27701 privacy information management system certification. We believe that we are currently in compliance with applicable laws, regulations and policies overseen by the CAC relating to cybersecurity, privacy, data protection and information security.

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

Moreover, regulatory authorities in China have recently increased their supervision on the collection and use of personal information, as well as cybersecurity and data compliance, over mobile applications. In October 2020, we received a notice from a governmental authority to make rectification on our app to avoid collecting certain information and we have passed the examination after rectification. In November 2021, we received an oral notice from the Beijing branch of CAC requiring us to make rectification on our app to change our keyword censorship mechanism. We have made the rectification as requested. In December 2021, we received a formal notice from the Beijing branch of CAC, stating that certain internet-based information services provided by us violated the relevant provisions under the PRC Cybersecurity Law and we were imposed with a fine of RMB0.5 million. We have paid up such fine and have adjusted our business practices to comply with the PRC Cybersecurity Law and other applicable regulations. On September 6, 2022, we received a notice from Beijing Communication Administration, requiring us to conduct self-review on the problems they found on our app in respect of infringement of users’ rights, threats to data security and potential hidden hazards. We submitted a rectification report on September 14, 2022 and have not received any further requirements from them on this since then. We cannot assure you that similar incident will not occur in the future. Any of these incidents may adversely affect our brand and reputation, consume our managerial resources, result in potential liability of us or administrative measures being enforced on us, or otherwise harm our business.

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

Our business may suffer if it is alleged or determined that our technologies, products, or other aspects of our business infringe third-party intellectual property or if third parties infringe our rights.

We may fail to own or apply for key trademarks or patents on important products, services, technologies or designs in a timely fashion, or at all, both in China and overseas. We have registered and applied to register trademarks and service marks, including, but not limited to, “Amazfit,” “ZEPP,” “华米” and “跃我” in China and foreign jurisdictions. We may not be able to adequately protect our trademarks and service marks, and our competitors and others may successfully challenge the validity and/or enforceability of our trademarks and service marks and other intellectual property. Additionally, we may be prohibited from entering into certain new markets due to restrictions surrounding competitors’ trademarks. For example, our company name in Chinese characters, “华米,” was previously registered as a trademark by a company unaffiliated to us in certain trademark categories in China. In August 2020, we engaged a trademark agent to file an invalidation petition against this registered trademark in the National Intellectual Property Administration. In July 2021, the National Intellectual Property Administration issued an order which invalidated this registered trademark. The invalidation decision was further confirmed by Beijing Intellectual Property Court and Beijing High People’s Court in June 2022 and December 2022, respectively. Furthermore, the “华米” trademark in one trademark category—which is contractually owned by Xiaomi only. If for any reason our cooperation relationship with Xiaomi is deteriorated in the future, we may not be able to use “华米” as a trademark in this category, which could negatively impact our operations.

It may be possible, in jurisdictions where the status of various applications is pending, unclear, challenged or rejected, for a third-party owner of the national trademark registration for a similar mark to prohibit the manufacture, sale or exportation of our products in or from that country. Failure to register our trademarks or purchase or license the right to use our trademarks or logos in these countries could limit our ability to obtain supplies from, or manufacture in, less costly markets or penetrate new markets should our business plan include selling our products in those countries. Additionally, we may receive from time-to-time letters alleging infringement of patents, trademarks or other intellectual property rights by us.

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

Our products have international versions that are manufactured for sales and distribution in overseas markets. The shipment volume of international versions of our products, as a percentage of our total shipment volume, increased from 54.1% in 2020 to 56.3% in 2021, but slightly decreased to 52.6% in 2022. International expansion represents a large opportunity to further grow our business and enhance our competitive position, and is one of our core strategies.

We may enter into new geographic markets where we have limited or no experience in marketing, selling, and localizing and deploying our products. International expansion has required and will continue to require us to invest significant capital and other resources and our efforts may not be successful. International sales and operations may be subject to risks such as:

●	limited brand recognition (compared with our home market in China);
●	costs associated with establishing new distribution networks;
●	difficulties in capturing foreign consumers’ preferences and customs;
●	difficulties in staffing and managing foreign operations;
●	costs and difficulties associated with providing after-sales customer services;
●	burdens of complying with a wide variety of local laws and regulations, including packaging and labeling;
●	adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;
●	political and economic instability;
●	potential cross-border commercial disputes;
●	trade restrictions, including sanction-related restrictions;
●	differing employment practices and laws and labor disruptions;
●	the imposition of government controls;
●	lesser degrees of intellectual property protection;
●	tariffs and customs duties and the classifications of our goods by applicable governmental bodies; and
●	a legal system subject to undue influence or corruption.

The occurrence of any of these risks could negatively affect our international business and consequently our business and operating results. In particular, the conflicts in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets, and may affect the demand for and sales of Xiaomi wearable products and our self-branded products in the affected regions. Furthermore, the operations of our local distributors in Ukraine and Russia may be disrupted by the conflicts between the two countries, which may cause delay in the collection of receivables and could negatively impact our operating results. In addition, the concern over these risks may also prevent us from entering into or releasing certain of our products in certain markets.

We distribute our products to Europe through our European headquarter located in the Netherlands. Local laws and regulations in the market where we maintain operations may create burdens for us. For example, we need to comply with the Dutch laws and regulations such as the Dutch Competition Act, which prohibits anti-competition agreements, and we could be subject to fines and penalties if we were found in violation of such laws and regulations.

In 2019, we started to explore domestic and international sales and marketing channels for our Amazfit products on our own, and we plan to keep doing so in the foreseeable future. In August 2020, we launched premium smart watches under our own “Zepp” brand. In 2021, we promoted our Amazfit products sold in China as Chinese characters “跃我,” which means “up your game” in Chinese. In 2022, we continued to develop international markets, especially Europe and the U.S. We have incurred expenses on a variety of different sales and marketing efforts designed to enhance our brand recognition and increase sales of our Amazfit and Zepp products. Our marketing and branding activities may not achieve anticipated results. If we fail to enhance our marketing approaches and experiment with new marketing methods, or fail to do so in a cost-effective manner, our expansion efforts will be hindered.

We are exposed to potential liabilities arising from the products we sell, and costs related to defective products could have a material adverse impact on us.

Contractual disputes over warranties of our products can arise in the ordinary course of our business. In extreme situations, we may be exposed to potential personal injury liabilities as a result of the misuse or quality defects of the products we sell. There can be no assurance that we will not experience material product liability losses in the future, or that we will be able to defend such claims at a contained level of cost. Although we purchased products liability insurance in 2022, which covers a wide range of our products, a successful claim brought against us in excess of our available insurance coverage may have a material adverse effect on our business. Although we had insignificant volume of product replacement or product return historically, the cost of product replacements or product returns may be substantial, and we could incur substantial costs in implementing modifications to fix the defects.

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

Furthermore, levels of warranty claims or estimated costs of warranty claims might materially affect our gross margins and operating results. Any failure to detect, prevent, or fix defects, or an increase in defects could result in a variety of consequences, including a greater number of returns and replacement of products than expected from Xiaomi for Xiaomi Wearable Products, or from end users for our Amazfit and Zepp products. This will lead to increases in warranty costs, regulatory proceedings and product recalls, which could harm not only our revenue and operating results, but also our brand name. We currently offer a standard product warranty that the product will operate under normal use. We offer product warranty to Xiaomi and distributors of our self-branded products. For products sold to end users, either through Xiaomi and distributors of our self-branded products, or directly by us to end users, we offer a 12-month warranty. We have the obligation to either repair or replace the defect product for the customers if the product is still under warranty. Since September 2022, the after-sale service contract with Xiaomi was renewed, through which Xiaomi has a right to return products received from its end users in the 7-day period subsequent to the sale, or defective products under the warranty. Previously, Xiaomi enjoys the replacement right only for the afore-mentioned products. At the time revenue is recognized, an estimate of warranty costs in relation to the products sold is recorded as a component of cost of revenues. Therefore, the occurrence of real or perceived quality problems or material defects in our current and future products could expose us to warranty claims in excess of our current reserves. If we experience greater returns or replacement of defective products from Xiaomi or end users, or greater warranty claims, in excess of our reserves, our brand name could suffer, and our business, revenue, gross margin, and operating results could be harmed.

Our business, financial condition and results of operations have been, and may continue to be, adversely affected by the COVID-19 pandemic.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We took a series of measures to protect our employees through the end of 2022, including temporarily closing our offices, facilitating remote working arrangements for our employees, and canceling business meetings and travels. The operations of our suppliers were also impacted. The population in most of the major cities in China was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. In particular, restrictions were imposed from time to time in certain cities to combat sporadic outbreaks, and our business activities were negatively affected due to occasional lockdowns, such as the lockdowns in Shenzhen, Shanghai and other cities in 2022. To the extent we have service centers, sales channels or manufacturing facilities in these locations, we had to adjust various aspects of our operations in response to the outbreaks. In addition, the global spread of COVID-19 pandemic has led to an increase in our logistics costs, and adversely affected our logistic network, delivery time and sales performance overseas. The pandemic has also led to shortages in electronic components and chips and an increase in raw material costs, as we source those from southeast Asia, Europe and other areas around the world. The shortages in electronic components and chips may negatively affect the supply and production cycle of our products, causing delay in production and in turn decreased sales result.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time, which negatively affected consumers’ intentions and abilities to purchase our products. Further, there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as a majority of our business operations are conducted in China. For example, any reduction in disposable income of our customers resulting from a worsening economy still under COVID-19’s influence may lessen demands for our smart wearable products or put price pressure on our products. Consequently, the COVID-19 pandemic may materially and adversely affect our business, financial condition and results of operations in the current and future years.

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

We have granted, and may continue to grant, options and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in 2015, 2018 and 2023, respectively, which we refer to as the 2015 Plan, the 2018 Plan and the 2023 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under our three share incentive plans, we are authorized to grant options and other types of awards. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2015 Plan, the 2018 Plan and the 2023 Plan is 14,328,358, 21,509,115, and 10,322,520 Class A ordinary shares, respectively. As of March 31, 2023, awards to purchase 13,536,737 Class A ordinary shares under the 2015 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of March 31, 2023, awards to purchase 20,966,518 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of March 31, 2023, awards to purchase 4,255,544 Class A ordinary shares under the 2023 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of December 31, 2022, our unrecognized share-based compensation expenses amounted to RMB77.3 million (US$11.2 million).

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Competition for highly skilled personnel is often intense and we may incur significant costs or not successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, if any of our senior management or key personnel joins a competitor or forms a competing company, we may lose know-how, trade secrets, business partners and key personnel. Furthermore, perspective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

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

Our business is subject to seasonal fluctuations, which may be caused by product launches and various promotional events hosted by our distributors. Our revenues have been higher in the fourth quarter each year primarily as a result of (i) holiday sales for Black Friday and Cyber Monday and during the lead-up to Christmas and (ii) promotional events organized by Amazon and other e-commerce platforms. Accordingly, any shortfall in expected fourth quarter revenue would adversely affect our annual operating results.

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

Acquisitions and investments may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, and adversely impact our business, financial condition, operating results, and cash flows. In particular, our acquisitions and investments may be subject to relevant laws, regulations and governmental approvals, potentially strict scrutiny by foreign governments, both retrospectively and prospectively. For example, in June 2020, we acquired PAI Health, a heart health software company incorporated in Canada. However, we cannot guarantee that the Canadian national security inspection or similar events in the future will not negatively affect our business and results of operations. Failure to obtain necessary governmental approvals or to comply with applicable laws and regulations in the jurisdictions where we or the companies we invest in or acquire operate could subject us to administrative liabilities, which will materially and adversely affect our results of operations and financial performance. In addition, certain early-stage enterprises that we have invested in may require a significant amount of cash to develop their businesses and maintain their daily operations, and therefore are susceptible to market risks. Certain enterprises we invested in that subsequently became public companies have been, and likely will continue to be, subject to severe volatility in stock prices, and the value of our investment may in turn be negatively affected. We may not accurately forecast the financial impact of an acquisition or investment transaction, including accounting charges. We would have to pay cash, incur debt, or issue equity securities to pay for any such acquisition and investment, each of which may affect our financial condition or the value of our capital stock and could result in dilution to our shareholders. We had RMB1,720.9 million (US$249.5 million) of short-term and long-term investments as of December 31, 2022.

Furthermore, our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in the occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. Most of our investee companies are in their early stages and may not be able to achieve profitability or generate positive operating cash flows in the near future. A partial or complete loss of our investments in these investee companies is possible. For example, in February 2021, we acquired 29.99% of the total outstanding shares of Jiangsu Yitong through one of our subsidiaries in China. We adopted the equity method and consolidated the income or loss of Jiangsu Yitong, which may affect our net income. If the stock price of Jiangsu Yitong decreases significantly for an extended period, the valuation of this investment may be adjusted and we may need to recognize an impairment loss.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy starting from 2020. COVID-19 currently remains a global emergency, even as many countries have managed to move towards a recovery phase, and whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had gradually slowed since 2010, and it was further affected by the impact of COVID-19. There is considerable uncertainty over the long-term effects of the contractionary or expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. For example, since 2022 the U.S. Federal Reserve, European Central Bank and some other major central banks around the world have tightened monetary policies in response to rising inflation. In addition, two large banks in the United States, Silicon Valley Bank and Signature Bank, collapsed during March 2023. Both Silicon Valley Bank and Signature Bank were deeply connected to many companies and institutions across the world, which may prompt concern of widespread, systematic failures.

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

Our operations may be negatively affected by any deterioration in the political and economic relations among countries and various sanctions and export controls administered by relevant government authorities or organizations. For example, U.S. economic sanctions prohibit the provision of products and services to countries, governments, and persons targeted by U.S. sanctions. Even though we take precautions to prevent our products from being provided to the targets of U.S. sanctions, our products, including our firmware updates, could be provided to those targets through independent distributors despite such precautions. Any such provision could have negative consequences, including government investigations, penalties and reputational harm. We could be subject to future enforcement action with respect to compliance with governmental economic sanctions laws, which could result in penalties and costs and consequentially have a material effect on our business and operating results. Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

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

Some of the technologies we use incorporate open source software, such as Zepp OS, and we may incorporate other open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our products and services that incorporate the open source software for no cost, that we make publicly available the source code for any modifications we made or derivative works we created based upon, incorporating, or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. Additionally, if a third-party software provider has incorporated open source software into the software that we license from such provider, we could be required to disclose or provide at no cost any of our source code that incorporates or is a modification of such licensed software. If the author or other third-party distributor of the open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages and enjoined from the sale of our products and services that contained the open source software. Any of the foregoing could disrupt the distribution and sale of our products and services and harm our business.

We could be exposed to significant costs and business disruption resulted from product liability claims.

Although we purchased products liability insurance in 2022, which covers a wide range of our products, a successful liability claim against us due to injuries suffered by our users in excess of our available insurance coverage could materially and adversely affect our financial conditions, results of operations and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. We will endeavor to maintain an effective internal control system, but any failure may cause our management and our independent registered public accounting firm to not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

Our WFOE has entered into a series of contractual arrangements with the VIEs and their respective shareholders, respectively, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we maintained these contractual arrangements and their subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the VIEs.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel, (i) the ownership structures of the VIEs in China and our WFOE comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between our WFOE, the VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. Our holding company in the Cayman Islands, the VIEs and investments in our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with VIEs and, consequently, the business, financial condition, and results of operations of the VIEs and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs which contributed to 61.2% of our revenues in 2022. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	discontinuing or placing restrictions or onerous conditions on our operations through any transactions between our WFOE and the VIEs;
●	imposing fines, confiscating the income from our WFOE or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs; or
●	restricting or prohibiting our use of the proceeds of our initial public offering and our ADS offering in April 2019 to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIEs or our right to receive substantially all the economic benefits and residual returns from the VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIEs in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their shareholders to conduct certain of our key businesses. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to exercise control over the VIEs. However, the shareholders of the Consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs. If any disputes relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “Item 3. Key Information—D. Risk Factors—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of each of the VIEs as its nominee shareholders because although they remain the holders of equity interests on record in each of the VIEs, pursuant to the terms of the relevant power of attorney, each such shareholder has irrevocably authorized our WFOE to exercise his, her or its rights as a shareholder of the relevant VIE. However, if the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of the VIEs refuse to transfer their equity interest in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.” Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant VIEs through the contractual arrangements, or how contractual arrangements in the context of a variable interest entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the variable interest entity contractual arrangements. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIEs may have potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our WFOE’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portion of our business if the VIEs go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIEs, the VIEs and their subsidiaries hold certain assets that are material to the operation of certain portion of our business, including intellectual property and premise. If the VIEs go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the FIL, which took effect on January 1, 2020, and replaced the previous laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations, or collectively, the Outdated FIE Laws. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Investment.”

Meanwhile, the Implementation Rules to the Foreign Investment Law came into effect on January 1, 2020, which clarify and elaborate on the relevant provisions of the Foreign Investment Law. However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. The FIL does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises, but it has a catch-all provision under the definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or rules of the State Council, so there is still a possibility for future laws, administrative regulations or provisions of the State Council to stipulate contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business, any of which may have a material adverse effect on our business operation. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors and foreign-invested enterprises will be subject to legal liabilities if they fail to report investment information in accordance with the FIL. In addition, the FIL provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in the reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The filing with and/or approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or obtain such approval.

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the CSRC promulgated a set of new regulations consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines which took effect on March 31, 2023 to regulate overseas securities offering and listing activities by domestic companies either in direct or indirect form. According to the Trial Measures and the Notice on Administrative Arrangement of Overseas Securities Offering and Listing of Domestic Companies issued by the CSRC on February 17, 2023, we are required to conduct filing with the CSRC in connection with our future issuances of our equity securities, such as shares, depository receipts, convertible bonds and exchangeable bonds, etc. to foreign investors and listings, and to submit reports to the CSRC for some material events such as change of control, and voluntary or mandatory delisting, etc. For details, please see “—Regulations Relating to Overseas Issuance and Listing of Securities by Domestic Enterprises.” We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us, and that to what extent the filing documents may satisfy the requirement of the CSRC. If it is determined in the future that additional filing requirement or approval from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing as well as any other related procedures, and any such approval obtained could be rescinded. Any failure to obtain or delay in obtaining such approval or completing filing or other such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

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

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation, and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. A judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. In an effort to reduce our exposure to foreign currency exchange risk, we have entered into several currency forward arrangements and there was no outstanding agreements at the end of 2022. While we consider the hedging transaction coverage currently sufficient based on the currency exposure amount and prediction on the future exchange rate, the effectiveness of these hedges may be limited, further hedging options may be limited, and we may not be able to adequately hedge our exposure. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into a foreign currency.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive our revenues in Renminbi, US dollars and Euros. In 2022, we received approximately half of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into a foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

The PRC government has adopted a series of anti-monopoly and anti-unfair competition laws and regulations and has recently enhanced its enforcement of such laws and regulations. The PRC Anti-monopoly Law and the relevant implementing rules (i) require that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Anti-monopoly Law. Furthermore, in February 2021, the Anti-monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or the Anti-Monopoly Guidelines. The Anti-Monopoly Guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard the interests of users and undertakings participating in the internet platform economy, including, without limitation, prohibiting platforms with a dominant position from abusing their market dominance (such as discriminating against customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology to block competitors’ interfaces, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. As the Anti-Monopoly Guidelines were newly promulgated, it is still uncertain how they will impact on our business, financial condition, results of operations and prospects.

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

We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and registrations as required under SAFE Circular 37 and SAFE Notice 13. As of the date of this annual report, our PRC resident shareholders, namely Wang Huang, Yunfen Lu, Meihui Fan, Bin Fan, Yi Zhang and Xiaojun Zhang, have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 and SAFE Notice 13. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

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

On October 17, 2017, the SAT released Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, effect from December 1, 2017. SAT Public Notice 37 replaced a series of important circulars, including, but not limited to, SAT Circular 698, and revised the rules governing the administration of withholding tax on China-source income derived by the nonresident enterprise. SAT Public Notice 37 provided certain key changes to the current withholding regime including, such as (i) the withholding obligation for non-resident enterprise deriving dividend arises on the day the payment is actually made rather than on the day of the resolution to declare the dividends; (ii) the provision that nonresident enterprise shall self-report tax within seven days if their withholding agents fail to withhold is removed, etc.

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

Since we first listed our ADSs on the New York Stock Exchange, or NYSE, on February 8, 2018, the trading prices of our ADSs have been and may continue to be subject to wide fluctuations. In 2022, the trading prices of our ADSs on NYSE have ranged from US$1.12 to US$5.04 per ADS.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	regulatory developments affecting us or our industry, customers or suppliers;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other smart wearables companies;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the online retail market;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the RMB and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs;
●	sales or perceived potential sales of additional ordinary shares or ADSs;
●	geopolitical tensions in Europe and across the world;
●	any actual or alleged illegal acts of our shareholders or management; and
●	proceedings instituted by the SEC against PRC-based accounting firms, including our independent registered public accounting firm.

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

On March 17, 2022, our board of directors approved the declaration and payment of special cash dividends in an amount of US$0.025 per ordinary share (US$0.1 per American depositary share), representing an aggregate dividend payment to all shareholders of our company of RMB40.0 million (US$5.8 million), to be paid out of our cash balance. In April 2022, we paid such cash dividend to our shareholders of record at the close of business on March 28, 2022. Other than the payment of dividends in April 2022, we currently do not plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain our available funds and any future earnings to operate and expand our business.

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

As of February 28, 2023, holders of our Class B ordinary shares held an aggregate of 117,208,247 Class B ordinary shares, which represent 48.0% of the total outstanding shares and 90.2% of total voting power of our outstanding shares. Therefore, our Class B ordinary shareholders have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

As of February 28, 2023, our officers, directors and principal shareholders collectively held 95.1% of total voting power. This significant concentration of share ownership and voting power may adversely affect or reduce the trading price of our ADSs because investors often perceive a disadvantage in owning shares in a company with one or several controlling shareholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring shareholders’ approvals, including electing directors and approving mergers or other business combination transactions. These actions may be taken even if they are opposed by our other shareholders. This concentration of share ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company.

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

We are a public company and have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

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

Pursuant to Sections 303A.01, 303A.04, 303A.05 and 303A.07 of the New York Stock Exchange Listed Company Manual, a company listed on the New York Stock Exchange must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors and a compensation committee composed entirely of independent directors. We currently follow our home country practice in lieu of these requirements. In January 2023, our board of directors approved the 2023 Share Incentive Plan. We followed our home country practice and our Memorandum and Articles, and did not convene a shareholder meeting to approve the 2023 Share Incentive Plan. We may also continue to rely on these and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022, which could subject U.S. investors in our ADSs or Class A ordinary shares to significant adverse U.S. income tax consequences.

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

Although the law in this regard is not entirely clear, we treat the consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2022 and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) will generally be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In February 2015, Hong Kong Zepp Holding Limited established a wholly-owned subsidiary in China, Beijing Shunyuan Kaihua Technology Co., Ltd., which we refer to as Shunyuan Kaihua or our WFOE in this annual report. Our WFOE later entered into a series of contractual arrangements with Anhui Huami, Beijing Huami, which two entities we collectively refer to as the VIEs in this annual report, and their respective shareholders. These contractual arrangements enable us to exercise effective control over the VIEs; receive substantially all of the economic benefits of the VIEs; and have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law. As a result of these contractual arrangements, each of Anhui Huami and Beijing Huami is the consolidated variable interest entity, which generally refers to an entity in which we do not have any equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have effective financial control over, and are the primary beneficiary of, that entity. We treat each of Anhui Huami and Beijing Huami and their respective subsidiaries as the consolidated affiliated entities under U.S. GAAP and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP. However, those contractual arrangements may not be as effective as direct ownership in terms of providing operational control.

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

In February 2021, we, through Anhui Shunyuan Xinke Management Consulting Partnership (Limited Partnership), one of our subsidiaries in China, acquired 29.99% of the total outstanding shares of Jiangsu Yitong, a PRC company listed in Shenzhen Stock Exchange, for an aggregate consideration of RMB959.7 million in cash to expand the healthcare ecosystem for Chinese market in the long term. The transaction was completed in February 2021. In May 2022, we, through Anhui Shunyuan Xinke Management Consulting Partnership (Limited Partnership), acquired another 0.01% of the total outstanding shares of Jiangsu Yitong for an aggregate consideration of RMB232,847.

Effective February 25, 2021, we changed our corporate name from “Huami Corporation” to “Zepp Health Corporation,” and our trading symbol at the New York Stock Exchange from “HMI” to “ZEPP.”

Our principal executive offices are located at Huami Global Innovation Center, Building B2, Zhong’an Chuanggu Technology Park, No. 900 Wangjiang West Road Road, Hefei, 230088, People’s Republic of China. Our telephone number is +86 010-5940-3251. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

We shipped 20.3 million units of smart wearable devices in 2022 primarily from our own Amazfit and Zepp brands, and we had shipped an aggregate of 223.7 million units between our inception and December 31, 2022. In 2021, we promoted our Amazfit products sold in China as Chinese characters “跃我,” which means “up your game” in Chinese. We collaborate with partners across many verticals such as sports and social network, mobile payment and health and related industries. Our key product and technology offerings include our smart devices, home fitness equipment and healthcare initiatives, together forming our smart health ecosystem.

Smart Bands and Smart Watches

We have developed a wide range of smart wearables that offers robust features at competitive pricing, primarily under our own brands, Amazfit and Zepp. Mi Band series is our smart band series that is designed and manufactured for Xiaomi. We offer products in different styles, such as round versus rectangular, and specific functions targeting various audiences, such as ruggedized versus everyday, or sports versus fashion, to address the different needs of our consumers. For example, in 2022, we introduced fashion series GTR 4, GTS 4 and GTS 4 Mini fashion smart watches, providing periodic upgrades in features and materials at the $199.99 price point. In October 2022, we also launched premium multi-sport GPS watch Falcon, with AI-powered Zepp Coach guidance and 6 satellite positioning systems, at the US$499.99 price point.

We pursue a strategy of fast development and replacement cycles with shorter manufacturing runs. This brings new products to market fast, stimulating new purchase by delivering compelling newly launched or updated offerings throughout the year. All of our products utilize the same AI chipset and sensor array with important differentiating benefits for our data analytics service offerings, which provides consistent biometric data and allows users to connect with different terminals to improve the IoT application scenarios.

In 2022, we sold our own branded products under the Amazfit and Zepp brand names. Significant models include:

●	Amazfit Band 7;
●	Amazfit basic smart watches, Bip series;
●	Amazfit sport and outdoor smart watches, Neo, T-Rex series, Stratos 3, and Falcon;

●	Amazfit fashion smart watches, GTR and GTS series and GT mini; and
●	Zepp advanced smart watches, E and Z.

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

In the first quarter of 2022, we launched the first and flagship product in our smart hearing aids product line, Zepp Clarity One, an adjustable, comfortable, invisible and discrete device for those hearing loss and especially, for those who don’t want others to notice, furnishing with a customer first, best-in-class support team guided by the audiology professionals to ensure the best possible experience for users from set-up to seamless life integration, which represents an important milestone in our expansion into the healthcare service sector.

We offer a home treadmill, Amazfit AirRun, primarily for sales in Asia. We also offer sportswear, home appliances and smart watch accessories.

Zepp Aura

Zepp Aura is a comprehensive, real-time based personalized sound health solution for improving sleep quality currently available in the U.S., Germany and Spain, featuring science-backed music composition, daily tips, etc., seamlessly integrating with our smart wearable devices. With its AI-generated compositions, the ability to read the user’s natural mood indicators such as heart rate, body temperature and blood oxygen level recorded by our smart watches, and a scientific rhythm library hand-crafted by professionals, Zepp Aura adjusts to the user’s biorhythmic feedback, providing therapeutic and sleep-enhancing soundscapes through our “Zepp” mobile app to help users relax, soothe, restore, focus, and ultimately achieve better holistic health.

Data Analytics Capability

We had more than 36.2 million Mobile App MAUs as of December 31, 2022, contributing to a large data set for health related data analytics. In addition, we use the same biosensor array in each of our products, regardless of price or type, which provides us with a consistency as to the quality and format of the data collected that many of our competitors do not possess.

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

In particular, PAI Health, which we acquired in 2020, developed a robust heart health algorithm that has proven to be a strong predictor of longevity. The PAI algorithm is built into our products to give consumers the benefit of health information and activity guidance. Since 2020, PAI Health cooperated with high-profiled insurance companies to conduct data analytics research with them to explore more efficient customer acquisition, generate increased customer engagement and enhance accuracy in insurance underwriting and pricing.

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

BioTracker (TM) Sensor Array

We develop our own proprietary biosensor array for our smart devices. Like the Huangshan chipset, we believe this provides significant development and cost competitive advantages for our company.

In June 2020, we announced the second generation of our biosensor array, BioTrackerTM 2. The new sensor supports five AI-driven biologic data engines, including RealBeatsTM 2 heart rate monitoring, OxygenBeatsTM oxygen data monitoring, SomnusCareTM sleep data monitoring, ExerSenseTM exercise data detection and monitoring and Zepp-PAI heart health monitoring and analysis. The upgrade to our biosensor capabilities includes improvements in sensitivity, accuracy and scope of information detected by our devices. In October 2021, we introduced the third generation of our biosensor array, BioTrackerTM 3, into our smart watch products Amazfit GTS 3, Amazfit GTR 3 and Amazfit GTR 3 Pro. The BioTrackerTM 3 monitors blood oxygen level, heart rate, stress level and sleep quality, providing users with easy-to-use enhanced health and sports experience. In September 2022, our brand new smart watch products Amazfit GTS 4 and Amazfit GTR 4 debuted the fourth generation of our biosensor array, BioTrackerTM 4, which collects 33% more data and is more accurate than the previous generation. Combined with the upgraded heart rate tracking algorithm of the GT 4 series, the BioTrackerTM 4 could greatly reduce potential signal interference caused by the user’s arm movement during exercise, which almost reaches the tracking level of heart rate belts.

Zepp OS Ecosystem

We announced the new Zepp OS in July 2021. Zepp OS is not only a smart watch operating system but also the core of an open platform, designed with emphasis on health, user experience and privacy protection with three key characteristics, namely being light, smooth and practical.

The new Zepp OS provides a reliable and stable Bluetooth channel to better connect with smart phones, smart homes, other health devices and payment systems. We are also opening the Mini Program framework for developers to create new apps that leverage the high-quality data and intelligence from our company’s proprietary biosensor array and AI chip, creating a global open IoT ecosystem for smart wearable users. Our inclusive and innovative Zepp OS ecosystem has now launched over 180 mini programs now. In addition, we are constantly expanding our technology footprint to attract more users to join our Zepp OS ecosystem. For example, we hosted the first-ever Zepp OS Global Online Hackathon from June 1, 2022 to August 31, 2022, and collaborated with Stanford and UC, Berkeley on their Caltech event. We also launched our first Zepp OS technology and health campus innovation contest with the University of Science and Technology of China to inspire students to develop apps on smart wearable devices that could help people better manage their health and wellness and design their lives by healthy choices.

We also licensed Zepp OS and Huangshan-2s smart wearable chip technologies, including patents, technical secrets, integrated circuit layout-design, to Whale Microelectronics of Jiangsu Yitong.

PumpBeats™ Blood Pressure Measurement System

In July 2021, we introduced PumpBeatsTM, a non-invasive and sleeveless blood pressure measurement system on Amazfit smart watches, which enables both spot measurement and continuous monitoring during sleep. Based on five years of technical research and employing our proprietary Huangshan AI chip and biosensor array, the PumpBeatsTM algorithm is able to measure blood pressure through the watch’s optical sensors in only 30 seconds. This feature provides users with easy, convenient, accurate readings anytime and anywhere throughout their busy day. PumpBeatsTM is now being tested in Amazfit GTR 3 Pro introduced in October 2021 and undertaken clinical trial by Peking University First Hospital and Hefei High-tech Zone Cardiovascular Hospital in 2022.

Zepp Coach™

Launched in October 2022, the Amazfit Falcon debuted the new AI-powered Zepp Coach™, a self-developed smart coaching algorithm which offers AI-powered tailored guidance based on the user’s physical characteristics and workout experience level, to help them scientifically improve their sports performance and build better fitness habits. To help users train safely, the Zepp Coach™ can even detect whether the user is in an overtrained state, and appropriately reduce the intensity of scheduled exercise plans or recommend a rest day.

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

Since our inception in 2013, we have amassed a large user base. As of December 31, 2022, we had 326.4 million registered users of our mobile apps. In 2022, we had an average Mobile App MAUs of 36.2 million.

We developed our mobile apps to support and expand the functionalities of our smart wearable devices as a way to attract users and promote sales of our wearable devices. We generate minor certain miscellaneous revenues from our mobile apps, such as Zepp Aura. However, the amounts of such revenues are immaterial. We continue to provide innovative features and functionalities to users through our mobile apps, including the following:

●	Zepp OS. Zepp OS is a health management system for smart watches and wearable devices that aims to create user experiences based on the concept of “creating health value for users.” We created the innovative Zepp OS architecture to enable “24/7 health monitoring” so users can benefit from the most comprehensive health insights to improve their health.
●	Zepp Aura. It is a software feature to provide sleep aid soundscapes adapt to help users fall asleep sooner and improve sleep quality. While playing music, this function will recommend the melody which can help users relax based on their heart rates, activities, sleep data and music preferences.

●	AI assistant. Our apps are compatible with virtual assistants including Amazon Alexa developed by Amazon. Users can connect to these virtual assistants directly from our apps.

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

Big Data Technology

The real-time iteration of our big data model is enabled by our big data infrastructure and algorithms. Our data platform can extract multi-dimensional features from multi-source data in a highly efficient and secure way to support modeling. Abiding by the data security regulations, we currently utilize our big data technology in the following areas:

●	optimize the algorithms that count the number of steps taken by eliminating the effect of certain patterns of the hand movements that are not associated with walking;
●	fine-tune our algorithms for tracking sleep duration and quality and then make personalized adjustment based on users’ sleep patterns;
●	enhance the performance of our built-in GPS, enabling our products to draw users’ running tracks more accurately and more quickly;
●	develop insights into massive market and consumer data, empowering a more streamlined and efficient product design and optimization process;
●	perform statistical analysis to identify certain characteristics that are associated with heart diseases and sleep patterns and make related practice recommendations to our users;
●	perform statistical analysis to identify certain characteristics that are associated with users’ health and make related recommendations of training courses to our users; and
●	develop the capability to perform more granular analysis on the data we collect from our users and to allow our products to recognize types of activities and sports.

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

As of December 31, 2022, our total research and development staff consisted of 564 employees. Our global research and development team supports the design and development of our new products. Our research and development team is comprised of electrical engineers, mechanical engineers, computer scientists and mobile app developers. The team is further divided into four subgroups, including algorithms and AI, software engineering, hardware engineering and third-party service integration.

Algorithms and AI

Our algorithms and AI team is responsible for developing and refining our proprietary, artificial intelligence-based, computational algorithms, and leveraging the latest technology in artificial intelligence for applications in our products and services. Our algorithms and AI team incorporates open source software with our robust proprietary software to form an enterprise-grade platform to deliver an integrated suite of capabilities for data management, machine learning and advanced analytics. After data anonymization, this platform enables us to better serve and create value for our users and design innovative products and services. Our algorithms and AI team has developed a vibrant ecosystem around our platform, and has been building a growing range of applications on our platform, including the following:

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

We and Xiaomi discuss on, among others, functions and recommended price range throughout the development process. After we show Xiaomi of prototypes and our internal validation testing results, we start taking orders from Xiaomi for mass production. Xiaomi and us generally discuss order forecast months in advance of the delivery time, which sufficiently allows us to arrange raw material and component procurement and manufacturing. In addition to the recommended price of Xiaomi Wearable Products to be sold to users and wholesalers, we also discuss with Xiaomi and jointly determine discounts offered at promotional events from time to time. We and Xiaomi receive equal shares of gross profit from selling most of the Xiaomi Wearable Products. During the year ended December 31, 2022, we also sold one specific generation of Xiaomi Wearable Product, accounting for 26.1% of consolidated revenue, which we and Xiaomi have a standard selling price and does not include installment payments. In additional, we are exploring additional ODM collaboration opportunities with leading global consumer internet platforms, beyond our partnership with Xiaomi.

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

The key components of our products typically include Bluetooth Low Energy (BLE) system-on-chip, PPG sensor, flash memory, gravity sensor, battery and screen. Based on the specific product requirements, some of the key components, such as BLE system-on-chip, we utilize is currently procured from a number of sources of supply. The remaining key components of our products are generally procured from two to three suppliers.

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

Sales and Marketing

Since September 2015, we have started to use the brand name “Amazfit” to market our self-branded products. In August 2020, we introduced a new brand name, “Zepp,” for our self-branded products. In 2020, we engaged in various marketing and branding activities, both in China and globally, to promote our Amazfit brand and Zepp brand. In 2021, we promoted our Amazfit products sold in China as Chinese characters “跃我” and promote a slogan “up your game.” We seek to further increase our brand awareness by expanding our marketing efforts, strengthening our competitive differentiation, and providing our users with consistent and high quality products.

Our self-branded products are sold via both online and offline channels. In terms of online platforms, we operate storefront on e-commerce platforms and directly selling to certain of these e-commerce platforms who subsequently distribute to end users. For our offline network, we work with both well-established distributors to create points of purchase at their retail stores. In addition, our products have international versions that are manufactured for sales and distribution in overseas markets. In 2022, we expanded domestic and international sales and marketing channels for our Amazfit products and Zepp products on our own, and we plan to keep doing so in the foreseeable future.

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

The first point of contact for customer service inquiries is our self-service “Feedback” function embedded in our mobile apps. Our “Feedback” feature works 24/7 to collect complaints from our users. Representatives of Xiaomi and our distribution channels, especially those that manage our e-commerce channels, also provide customer services to users who purchased our products through their channels during normal working hours. These representatives are required to complete mandatory training on product knowledge, complaint handling and communication skills. In addition, we also maintain a call center to provide support to our users.

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

As of February 28, 2023, we had obtained 824 patents and had submitted 347 additional patent applications. Our issued PRC patents will expire by 2041 and our issued foreign patents will expire by 2046. As of February 28, 2023, we had registered 2,154 trademarks and had submitted 386 additional trademark applications. Our registered PRC trademarks will expire by 2033 but can be renewed. Our registered foreign trademarks will expire by 2038 but can be renewed. As of February 28, 2023, we had obtained 77 software copyrights.

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

We believe we can compete favorably with our competitors on the basis of these factors. We believe we have one of the largest accumulative registered user bases in the global wearable devices industry as a result of our large shipment volume. The large amount of data we collect from our user base allows us to continuously improve our proprietary algorithms to enhance the performance of our products. We plan to establish our own brands as lifestyle brands by consistently introducing innovative products that offer increasingly rich premium services and functionalities for our self-branded products. We primarily rely on our own sales channels for our Amazfit products and Zepp products, both in China and globally.

However, the industry in which we compete is evolving rapidly and is becoming increasingly competitive. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We operate in highly competitive markets and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our revenue and profitability.”

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

Seasonality

Our business has historically been subject to seasonal fluctuations, which may be caused by product launches and various promotional events hosted by our distributors. Although we have historically experienced higher sales during the fourth quarter, primarily due to (i) holiday sales for Black Friday and Cyber Monday and during the lead-up to Christmas and (ii) the “Singles’ Day” online shopping festival organized by Amazon, this pattern does not repeat itself every year. We typically experience our lowest sales volume and incur losses in the first quarter of each year.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulation on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalogue of Industries for Encouraging Foreign Investment, or the Encouraging Catalogue, and the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, both of which were promulgated and are amended from time to time by MOFCOM, and the NDRC. The Encouraging Catalogue and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited.” Industries not listed in the Encouraging Catalogue and the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

On October 26, 2022, MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2022 Version), which became effective on January 1, 2023, to replace the previous Encouraging Catalogue. On December 27, 2021, MOFCOM and the NDRC released the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), which became effective on January 1, 2022, to replace the previous Negative List. Furthermore, the Article 6 of the Negative List (2021 Version) provides that any domestic enterprise engaged in the business where foreign investment is “prohibited” shall apply to the relevant authorities for their review and approval as to its offering and listing in overseas markets, and overseas investors shall not participate in the operation and management of such domestic enterprise. According to the press conference conducted by MOFCOM in January 2022, the Article 6 of the Negative List (2021 Version) only applies to direct overseas listing by domestic companies, which is not applicable to us.

On March 15, 2019, the National People’s Congress promulgated the FIL, which came into effect on January 1, 2020 and replaced the Outdated FIE Laws. The FIL, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The FIL provides that foreign-invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. In addition, the FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

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

Regulation on Torts

Under the Civil Code of the PRC, which was issued by the National Congress on May 28, 2020, and became effective on January 1, 2021, where damages to other persons are caused by defective products, the infringed person may claim compensation against the producers or the sellers of the product. Where the defection is due to the fault of the producers, the sellers who have paid compensation to the infringed person shall have the right to indemnification against the producers. Where damages to other persons are caused by defective products due to the fault of a third party, such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties. If defective products are identified after they have been put into circulation, the producers or the sellers shall take remedial measures such as ceasing the sale, warning and recall of products, etc. in a timely manner. The producers or the sellers shall be liable under tort if they fail to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced or sold with known defects, causing deaths or severe adverse health issues, the infringed party has the right to claim punitive damages in addition to compensatory damages.

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

As of February 28, 2023, we had 429 patents granted and 227 patent applications pending in China, 395 patents granted and 120 patent applications pending outside China.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of February 28, 2023, we owned 1,270 registered trademarks in different applicable trademark categories and were in the process of applying to register 120 trademarks in China, 884 registered trademarks in different applicable trademark categories and were in the process of applying to register 266 trademarks outside China.

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

Software Copyright Law

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and latest amended on January 30, 2013, the National Copyright Administration issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, exclusive licensing contract registration and transfer contract registration. As of February 28, 2023, we had registered 77 computer software copyrights in China.

Regulation on Domain Name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology, or the MIIT, effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On June 18, 2019, CNNIC promulgated the Implementation Rules of Registration of Country Code Top-level Domain Name, or the ccTLD Registration Rules, which took effect on the same day. Pursuant to the Administrative Measures on the Internet Domain Names and the ccTLD Registration Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the China ccTLD Dispute Resolution Policy promulgated by CNNIC, file a suit to the People’s Court or initiate an arbitration procedure. As of February 28, 2023, we had registered 139 domain names.

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

Regulation on Information Security

The Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

On September 14, 2022, the CAC published a draft amendment to the Cyber Security Law for public comment (the “Draft Amendment”) which was formulated to align the Cyber Security Law with several new laws that were released after the Cyber Security Law came into effect in June 2017, including the Administrative Punishment Law, the Data Security Law, and the Personal Information Protection Law, all of which were adopted or amended in 2021. The Draft Amendment mainly proposes revisions on legal responsibility to adjust the types and ranges of administrative penalties for violating the Cyber Security Law and to align them with other laws. Generally, the fines and penalties to be imposed by Chinese cyberspace regulators have been significantly increased and expanded.

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

On April 13, 2020, the CAC, the NDRC and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Review Measures, which became effective on June 1, 2020. The Review Measures establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cyber security reviews. In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Hierarchical Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services, or online platform operators that conduct data processing activities, that affect or may affect national security must apply for a cybersecurity review. In addition, any online platform operator holding over one million users’ individual information must apply for a cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review. However, the scope of network product or service or data processing activities that will or may affect national security is still unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws, rules and regulations.

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

In addition, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures, which took effect on September 1, 2022 and requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Security Assessment Measures provides four circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient contain important data collected and generated by data processors; (ii) where the data to be transferred to an overseas recipient are personal information collected and generated by operators of critical information infrastructure or data processors processing over one million users’ individual information; (iii) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively since January 1 of the previous year; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration.

On August 31, 2022, the CAC promulgated the first edition of the Guide to Applications for Security Assessment of Outbound Data Transfers, or the Security Assessment Guide. The Security Assessment Guide provides practical guidance to the implementation of the Security Assessment Measures. The Security Assessment Guide also reaffirms CAC’s position that a cross-border data transfer out of mainland China includes where a data processor stores data collected or generated in its operations in mainland China to an overseas recipient, and where a data processor allows an overseas entity, organization, or individual to access, retrieve, download, or export data the data processor collects or generates and stores in mainland China.

On February 22, 2023, the CAC promulgated the Measures for Standard Contract for Outbound Data Transfer of Personal Information, or the Measures, which will come into effect on June 1, 2023. The Measures provide a transitional period of six months from the effective date for companies to take necessary measures to comply with the requirements. According to the Measures, under certain circumstances, a personal information processor providing personal information abroad shall conclude a standard contract which shall strictly comply with the form Standard Contract as attached to the Measures. The Measures further provide that personal information processors may agree on other terms with overseas recipients which shall not conflict with the Standard Contract, and the personal information processor shall, within ten working days from the effective date of the standard contract, file with the local provincial cyberspace administration and submit the standard contract and personal information protection impact assessment report for record.

Furthermore, on 14 November 2021, the CAC publicly solicited opinions on the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Data Security Regulations. According to the Draft Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for cyber security review when carrying out the following activities: (i) the merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (ii) data processors that handle the personal information of more than one million people intends to be listed abroad; (iii) the data processor intends to be listed in Hong Kong, which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. However, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation of the Draft Data Security Regulations.

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

Furthermore, on June 28, 2016, the CAC issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016, and was further amended and took effect on August 1, 2022, to further strengthen the regulation of the mobile applications information services. Pursuant to these provisions, owners or operators of mobile applications that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity and integrity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the Cyber Security Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, or the PIPL, which became effective on November 1, 2021. Pursuant to the PIPL, personal information refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes among others, the collection, storage, use, handling, transmission, provision, disclosure, deletion of personal information. The PIPL explicitly sets forth the circumstances where it is allowed to process personal information, including (i) the consent from the individual has been obtained; (ii) it is necessary for the conclusion and performance of a contract under which an individual is a party, or it is necessary for human resource management in accordance with the labor related rules and regulations and the collective contracts formulated or concluded in accordance with laws; (iii) it is necessary to perform statutory duties or statutory obligations; (iv) it is necessary to respond to public health emergencies, or to protect the life, health and property safety of individuals in emergencies; (v) carrying out news reports, public opinion supervision and other acts for the public interest, and processing personal information within a reasonable scope; (vi) processing personal information disclosed by individuals or other legally disclosed personal information within a reasonable scope in accordance with this law; or (vii) other circumstances stipulated by laws and administrative regulations. In addition, this law emphasizes that individuals have the right to withdraw their consent to process their personal information, and the processors must not refuse to provide products or services on the grounds that the individuals do not agree to the processing of their personal information or withdraw their consent, unless processing of personal information is necessary for the provision of products or services. Before processing the personal information, the processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (i) the name and contact information of the personal information processor; (ii) the purpose of processing personal information, processing method, type of personal information processed, and the retention period; (iii) methods and procedures for individuals to exercise their rights under this law; (iv) other matters that should be notified according to laws and administrative regulations. Furthermore, the law provides that personal information processors who use personal information to make automated decisions should ensure the transparency of decision-making and the fairness and impartiality of the results, and must not impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions.

In addition to the aforementioned general rules, the PIPL also introduces the rules for processing sensitive personal information, which refers to the personal information that, once leaked or illegally used, can easily lead to the infringement of the personal dignity of natural persons or harm personal and property safety, including biometrics, religious beliefs, specific identities, medical health, financial accounts, whereabouts and other information, as well as personal information of minors under the age of fourteen. Personal information processors can process sensitive personal information only if they have a specific purpose and sufficient necessity, and take strict protective measures. In addition, the law provides rules for cross-border provision of personal information. In particular, it is provided that the operators of critical information infrastructures and the personal information processors that process personal information up to the number prescribed by the national cyberspace administration shall store personal information collected and generated within the PRC. If it is really necessary to provide such personal information overseas, they shall pass the security assessment organized by the national cyberspace administration, except as otherwise stipulated by laws, administrative regulations and the national cyberspace administration. Any processor in violation of this law may be subject to administrative penalties including rectifications, warnings, fines, confiscation of illegal gains, suspension of the apps illegally processing personal information or suspension of the relevant business, revocation of business operation permits or business licenses, civil liabilities or even criminal liabilities. The directly responsible personnel in charge and other directly responsible personnel may be imposed with fines and prohibited from serving as directors, supervisors, senior management personnel and personal information protection officers of related companies within a certain period of time.

To comply with these laws and regulations, we have required our users to consent to our collecting and using their personal information, and established information security systems to protect users’ privacy.

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

The PRC Enterprise Income Tax Law and its implementation rules which was promulgated on December 6, 2007 and amended on April 23, 2019, permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016, the State Administration for Taxation, or SAT, the Ministry of Science and Technology and the Ministry of Finance, or MOF, jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.

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

On March 23, 2016, the MOF and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-border activities.

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

PRC Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the China-HK Taxation Arrangement, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. In February 2018, the State Administration of Taxation issued the “Announcement on Issues concerning Beneficial Owners in Tax Treaties,” or Circular No. 9, effective on April 1, 2018, to replace the Circular of the State Administration of Taxation on the Interpretation and the Determination of the Beneficial Owners in the Tax Treaties, effective from October 2009. Circular No. 9 provides a more elastic guidance to determine whether the applicant engages in substantive business activities. Furthermore, under the “Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties,” or SAT Circular No. 60, nonresident taxpayers who satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to follow-up administration by the tax authorities. Where the non-resident taxpayer does not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent shall withhold tax pursuant to the provisions of PRC tax laws. The SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, or SAT Circular No. 35, on October 14, 2019, which became effective on January 1, 2020. The SAT Circular No. 35 further simplified the procedures for enjoying treaty benefits and replaced the SAT Circular No. 60. According to the SAT Circular No. 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. In addition, according to a tax circular issued by SAT in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Although our WFOE is currently wholly owned by Hong Kong Zepp Holding Limited, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

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

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment (amended in May 2015) which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g., profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the supporting documents in May 2013 (amended in December 2019), which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular No. 13, which took effect on June 1, 2015 and was amended in December 2019. SAFE Circular No. 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

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

Regulations Relating to Overseas Issuance and Listing of Securities by Domestic Enterprises

On February 17, 2023, the CSRC promulgated a new set of regulations consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines (collectively, the “Filing Measures”), which came into effect on March 31, 2023, to regulate overseas securities offering and listing activities by domestic companies either in direct or indirect form.

The Filing Measures apply to overseas securities offering and listing activities by domestic companies, the “securities” under the Filing Measures refer to equity shares, depository receipts, corporate bonds convertible to equity shares and other equity securities. Both direct and indirect overseas securities offering and listing by domestic companies will be regulated, of which the former refers to securities offering and listing in an overseas market made by a joint-stock company incorporated domestically, and the latter refers to overseas offering and listing by a company in the name of an overseas incorporated entity, whereas the company’s major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. According to the Filing Measures, any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and; (ii) the main parts of the issuer’s business activities are conducted in the Chinese Mainland, or its main places of business are located in the Chinese Mainland, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Chinese Mainland. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis.

Under the Filing Measures, a filing-based regulatory system would be implemented covering both direct and indirect overseas offering and listing. For an issuer applying to or having completed indirect overseas offering or listing, it shall designate a major domestic operating entity as the domestic responsible entity to submit the filing documents to the CSRC within 3 working days (i) after the application for overseas initial offering or listing is submitted; (ii) after the subsequent securities offerings in the same overseas market; and (iii) after the application for offering or listing in other overseas markets. The CSRC would, within 20 working days if filing documents are complete and in compliance with the stipulated requirements, complete the filing and publish the filing information on the CSRC’s official website. While for confidential filings of overseas offering and listing application documents, the designated filing entity may apply for an extension of the publication of such filing. The issuer shall report to the CSRC within 3 working days after the overseas offering and listing application documents become public. In addition, subsequent securities offerings of an issuer in the same overseas market where it has previously offered or listed securities shall be filed with the CSRC within 3 working days after the offering is completed.

Meanwhile, no overseas offering and listing shall be made under any of the following circumstances:(i) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; (v) where there are material ownership disputes over equity held by the controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. If a domestic company falls into the above circumstances, the domestic company shall postpone or terminate the intended overseas offering and listing, and report to the CSRC and competent authorities under the State Council in a timely manner.

If domestic companies fail to fulfill the above-mentioned filing procedures or offer and list in an overseas market against the prohibited circumstances, they would be warned and fined up to RMB10 million. The controlling shareholders and actual controllers of such domestic companies that organize or instruct the aforementioned violations would be fined up to RMB10 million and directly liable persons-in-charge and other directly liable persons would be each fined up to RMB 5 million.

On February 24, 2023, the CSRC, the National Administration of State Secrets Protection, the National Archives Administration of China and the MOF jointly promulgated the Provisions on Strengthening the Confidentiality and Archives Administration Related to Overseas Issuance and Listing of Securities by Domestic Enterprises, which came into effect on March 31, 2023, together with the Filing Measures, and replaced the Provisions on Strengthening Confidentiality and Archives Administration in Overseas Issuance and Listing of Securities issued in 2009. The provisions aim to develop a gatekeeping mechanism in provision of information by domestic enterprises to the relevant securities companies, securities service institutions, overseas regulatory authorities or other entity or individual, so as to prevent sensitive information from leakage and prescribe protective protocols for any residual sensitive information that still has to be provided. The provisions apply to both domestic issuer applying to or having completed direct overseas offering or listing and domestic operating entity of the issuer applying to or having completed indirect overseas offering or listing.

C.           Organizational Structure

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and the consolidated affiliated entities as of the date of this annual report:

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

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shunyuan Kaihua (our WFOE), the VIEs and their respective shareholders. Such contractual arrangements enable us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the VIEs when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of the VIEs in China and hence consolidate their financial results as the consolidated affiliated entities.

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

On March 20, 2020, our WFOE, Beijing Huami and each of the shareholders of Beijing Huami entered into the second amended and restated Shareholder Voting Proxy Agreement and power of attorney, which contain same terms as the Shareholder Voting Proxy Agreement and power of attorney executed by the shareholders of Anhui Huami described above.

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

On March 20, 2020, our WFOE, Beijing Huami and each of the shareholders of Beijing Huami entered into the second amended and restated Equity Pledge Agreement, which contains same terms as the Equity Pledge Agreement described above.

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

On March 20, 2020, our WFOE, Beijing Huami and each of the shareholders of Beijing Huami entered into the second amended and restated Exclusive Option Agreement, which contains same terms as the Exclusive Option Agreement described above.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

●	the ownership structures of the VIEs in China and our WFOE comply with all existing PRC laws and regulations; and
●

the contractual arrangements between our WFOE, the VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

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

We currently lease and occupy 7,641 square meters of office space in Shenzhen, 6,030 square meters of office space in Beijing, 1,438 square meters of office space in Nanjing, 791 square meters of office space in Vancouver, 365 square meters of office space in Cupertino, 277 square meters of office space in Shanghai, 250 square meters of office space in Irvine, 186 square meters in Xi’an, and 116 square meters of office space in Shijiazhuang. These leases vary in duration from one (1) year to six (6) years.

ITEM 4A.            UNRESOLVED STAFF COMMENTS

Not applicable.

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

A.           Operating Results

Key Factors Affecting Our Results of Operations

Our research and development of innovative products and services

We have dedicated and will continue to dedicate significant research and development efforts in developing innovative products and services, especially our self-branded products and new services as part of our healthcare initiatives. For the years ended December 31, 2020, 2021 and 2022, research and development expenses accounted for 46.4%, 42.5% and 42.6% of our total operating expenses and 8.4%, 8.2% and 12.5% of our revenues, respectively. Our future success is significantly dependent on our ability to continually launch products and services that are popular among consumers, particularly relative to those offered by our competitors. The popularity of our products and services in turn affects users’ engagement on our platform, the data of which form a critical foundation of our research and development efforts.

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

Relationship with Xiaomi

Our strategic cooperation agreement with Xiaomi grants us the most-preferred-partner status globally to develop future Xiaomi Wearable Products. Xiaomi is our exclusive distribution channel for all Xiaomi Wearable Products. Historically, we derived a substantial majority of our revenues from the sales of Xiaomi Wearable Products. For the years ended December 31, 2020, 2021 and 2022, revenues from our Xiaomi Wearable Products segment represented 69.0%, 53.5% and 41.0% of our total revenues, respectively. In February 2023, we entered into a new business cooperation agreement with Xiaomi for the next two years, which will end in January 2025. The sales of smart band category across the world decreased throughout 2022. For future product collaborations, we will continue following a disciplined approach and focusing on the profitability and return on investment.

Impact of COVID-19 on Our Operations

The majority of our revenues are derived from the sales of our smart wearable products in China and overseas. Our results of operations and financial condition in 2022 continued to be affected by the spread of COVID-19. In the beginning of 2022, the outbreak of COVID Omicron in certain cities in China led to an uncertain and prolonged lockdown, and business activities were largely affected. To the extent we have service centers, sales channels or contracted manufacturing facilities in these locations, we took a series of measures in response to the outbreak, including, among others, remote working arrangement for our employees. As a result, we are susceptible to factors adversely affecting one or more of these locations as a result of COVID-19. These restrictions and measures, if taken again in the future, could reduce the capacity and efficiency of our operations, which in turn could negatively affect our results of operations. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. However, there were surges of cases in many cities during this time which caused disruption to our and our suppliers’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy.

The COVID-19 has impact on the smart wearable industry in general, especially on consumers’ demand for smart wearable products, the manufacturing capabilities and supply chains. In particular, delays in the production of certain parts continued to affect the inventory availability for some of our new products throughout 2022. In key European, Indian and South American markets, continued battles with infection rates and lockdowns dampened our sales results in 2022. Although vaccinations became more widely available globally and most restrictions were lifted, the global parts and supply chain challenges as a result of the pandemic continued. The shortages in electronic components and chips negatively affected the supply and production cycle of our products, causing delay in production and in turn decreased sales result. The prolonged pandemic has, and may continue to, negatively affect our logistic network and delivery time.

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

The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. In addition, our results of operations could be adversely affected to the extent that the pandemic harms the Chinese and global economy and consumer activities in general. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Our business, financial condition and results of operations have been, and may continue to be, adversely affected by the COVID-19 pandemic.”

Our cash position at the end of 2022 was RMB973.3 million (US$141.1 million). We will pay close attention to the development of the COVID-19 pandemic, perform further assessment of its impact and take relevant measures to minimize the impact.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

We derive our revenues from two operating segments, (i) our self-branded products and others, and (ii) Xiaomi Wearable Products. The following table sets forth our revenues by segment and as a percentage of total revenues for the periods indicated:

	Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Xiaomi Wearable Products	4,438,081	69.0	3,340,857	53.5	1,697,053	246,050	41.0
Self-branded products and others	1,995,282	31.0	2,909,252	46.5	2,445,809	354,609	59.0
Total revenues	6,433,363	100.0	6,250,109	100.0	4,142,862	600,659	100.0

We generate more than half of our revenues from sales of our self-branded products. Our self-branded products are our Amazfit-branded smart wearable products, which currently include smart bands, watches, modules and associated accessories, and our Zepp-branded smart wearable products, which currently include smart watches. We also generate revenues from the sale of Xiaomi Wearable Products, which include Xiaomi-branded smart bands, scales and associated accessories. Revenues from our self-branded products and others segment, substantially all of which was from the sales of our self-branded products, contributed 31.0%, 46.5% and 59.0% of our total revenues in 2020, 2021 and 2022, respectively. For the year ended December 31, 2022, revenues from our self-branded products and others segment were RMB2,445.8 million (US$354.6 million). We expect our self-branded products to contribute to a more portion of our revenues in the future.

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

We offer a 12-month warranty.We have the obligation to either repair or replace the defect product for the customers if the product is still under warranty. At the time revenue is recognized, an estimate of warranty costs in relation to the products sold is recorded as a component of cost of revenues.

The following table sets forth our cost of revenues by segment and as a percentage of total cost of revenues for the periods indicated:

	Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Xiaomi Wearable Products	3,706,495	72.7	2,754,086	55.7	1,394,460	202,178	41.8
Self-branded products and others	1,394,203	27.3	2,190,381	44.3	1,945,286	282,040	58.2
Total cost of revenues	5,100,698	100.0	4,944,467	100.0	3,339,746	484,218	100.0

The following table sets forth the gross profit and gross margin by segment:

	Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Xiaomi Wearable Products	731,586	586,771	302,593	43,872
Self-branded products and others	601,079	718,871	500,523	72,569
Total gross profit	1,332,665	1,305,642	803,116	116,441
Xiaomi Wearable Products	16.5%	17.6%	17.8%
Self-branded products and others	30.1%	24.7%	20.5%
Overall gross margin	20.7%	20.9%	19.4%

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

	Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Summary of Consolidated Statements of Operating Data:
Revenues(1)	6,433,363	100.0	6,250,109	100.0	4,142,862	600,659	100.0
Cost of revenues(2)	5,100,698	79.3	4,944,467	79.1	3,339,746	484,218	80.6
Gross profit	1,332,665	20.7	1,305,642	20.9	803,116	116,441	19.4
Operating expenses:
Research and development(3)	538,009	8.4	515,081	8.2	517,122	74,976	12.5
General and administrative(3)	261,805	4.1	258,346	4.1	235,932	34,207	5.7
Selling and marketing(3)	358,655	5.6	438,273	7.0	460,304	66,738	11.1
Total operating expenses	1,158,469	18.0	1,211,700	19.4	1,213,358	175,921	29.3
Operating income/(loss)	174,196	2.7	93,942	1.5	(410,242)	(59,480)	(9.9)
Realized gain from investments	—	—	13,507	0.2	597	87	0.0
Gain from deconsolidation of a subsidiary	56,522	0.9	—	—	—	—	0.0
Interest income	46,118	0.7	16,686	0.3	12,334	1,788	0.3
Interest expenses	(22,623)	(0.4)	(44,884)	(0.7)	(57,001)	(8,264)	(1.4)
Gain from fair value change of long-term investments	12,325	0.2	—	—	51,817	7,513	1.3
Impairment loss from long-term investments	—	—	—	—	(13,858)	(2,009)	(0.3)
Other income/(expenses), net	(929)	(0.0)	27,418	0.4	43,820	6,353	1.1
Income/(Loss) before income tax and income from equity method investments	265,609	4.1	106,669	1.7	(372,533)	(54,012)	(9.0)
Income taxes (provision)/benefit	(31,154)	(0.5)	(10,745)	(0.2)	65,875	9,551	1.6
Income/(Loss) before income from equity method investments	234,455	3.6	95,924	1.5	(306,658)	(44,461)	(7.4)
(Loss)/Income from equity method investments	(4,749)	(0.1)	41,028	0.7	17,657	2,560	0.4
Net income/(loss)	229,706	3.6	136,952	2.2	(289,001)	(41,901)	(7.0)

Notes:

(1)	Includes RMB4,449.8 million, RMB3,350.0 million and RMB1,704.0 million (US$247.1 million) with related parties for the years ended December 31, 2020, 2021 and 2022, respectively.

(2)	Includes RMB3,713.5 million, RMB2,760.0 million and RMB1,399.5 million (US$202.9 million) resulting from related parties sales for the years ended December 31, 2020, 2021 and 2022, respectively.

(3)

Share-based compensation expenses were included in operating expenses. Our share-based compensation expenses were the result of our grants of options, restricted shares and restricted share units under our share incentive plans to our employees.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues decreased by 33.7% from RMB6,250.1 million for the year ended December 31, 2021 to RMB4,142.9 million (US$600.7 million) for the year ended December 31, 2022. The decrease was primarily resulted from a 49.2% decline in the sales of Mi Band.

Self-branded products and others. Our self-branded products and others segment revenues decreased by 15.9% from RMB2,909.3 million in 2021 to RMB2,445.8 million (US$354.6 million) in 2022. The decrease was primarily attributable to a decrease in shipment volume of our self-branded products from approximately 7.6 million in 2021 to approximately 6.3 million in 2022.

Xiaomi Wearable Products. Our Xiaomi Wearable Products segment revenues decreased by 49.2% from RMB3,340.9 million for the year ended December 31, 2021 to RMB1,697.1 million (US$246.1 million) for the year ended December 31, 2022. The decrease was primarily attributable to a decrease in shipment volume of our Xiaomi Wearable Products from approximately 28.5 million in 2021 to approximately 14.0 million in 2022.

Cost of revenues

Our cost of revenues decreased by 32.5% from RMB4,944.5 million for the year ended December 31, 2021 to RMB3,339.7 million (US$484.2 million) for the year ended December 31, 2022.

Self-branded products and others. Cost of revenues for our self-branded products and others segment decreased by 11.2% from RMB2,190.4 million for the year ended December 31, 2021 to RMB1,945.3 million (US$282.0 million) for the year ended December 31, 2022. The decrease was in line with a decrease in shipment volume of our self-branded products.

Xiaomi Wearable Products. Costs of revenues for our Xiaomi Wearable Products segment decreased by 49.2% from RMB2,754.1 million for the year ended December 31, 2021 to RMB1,394.5 million (US$202.2 million) for the year ended December 31, 2022. The decrease was in line with a decrease in the sales of our Xiaomi Wearable Products, and was partially driven by the increasing demand for our newly introduced self-branded products.

Gross profit

Our gross profit decreased by 38.5% from RMB1,305.6 million for the year ended December 31, 2021 to RMB803.1 million (US$116.4 million) for the year ended December 31, 2022. The decrease was mainly driven by the decrease in the gross profit for sales of Xiaomi wearable products and self-branded wearable products.

Research and development expenses

Research and development expenses increased by 0.4% from RMB515.1 million for the year ended December 31, 2021 to RMB517.1 million (US$75.0 million) for the year ended December 31, 2022, primarily due to a decrease of RMB40.5 million (US$5.9 million) in government subsidies that we received in 2022, partially offset by (i) a decrease of RMB 19.4 million (US$2.8 million) in expenses as we implemented strict expense control measures in 2022, and (ii) a decrease of RMB 19.1 million (US$2.8 million) in share-based compensation expenses.

General and administrative expenses

General and administrative expenses decreased by 8.7% from RMB258.3 million for the year ended December 31, 2021 to RMB235.9 million (US$34.2 million) for the year ended December 31, 2022, primarily due to a decrease of RMB23.4 million (US$3.4 million) in external service fees as we implemented strict expense control measures in 2022.

Selling and marketing expenses

Selling and marketing expenses increased by 5.0% from RMB438.3 million for the year ended December 31, 2021 to RMB460.3 million (US$66.7 million) for the year ended December 31, 2022, primarily due to an increase of RMB22.9 million (US$3.3 million) in advertisement promotion expenses related to our investments in establishing online and offline sales channels.

Operating income/(loss)

As a result of the factors set out above, we recorded an operating loss of RMB410.2 million (US$59.5 million) for the year ended December 31, 2022, as compared to an operating income of RMB93.9 million for the year ended December 31, 2021.

Interest income

Interest income represents interest earned on bank deposits. We had interest income of RMB12.3 million (US$1.8 million) in 2022 and RMB16.7 million in 2021.

Interest expense

Interest expense represents interest charges for bank borrowings. We had interest expense of RMB57.0 million (US$8.3 million) in 2022 and RMB44.9 million in 2021.

Other (expenses)/income, net

We had other expenses of RMB27.4 million in 2021 and other income of RMB43.8 million (US$6.4 million) in 2022.

Income taxes (provision)/benefit

We recorded provision for income taxes in the amount of RMB10.7 million in 2021. In 2022, we recorded income taxes benefit in the amount of RMB65.9 million (US$9.6 million) in 2022.  In 2022, we recorded RMB35.2 million (US$5.1 million) valuation allowance for deferred tax asset which is a non-cash in nature and does not materially affect our operation.

Net income/(loss) attributable to Zepp Health Corporation

As a result of the foregoing, we recorded a net loss of RMB288.3 million (US$41.8 million) for the year ended December 31, 2022, as compared to a net income of RMB137.8 million for the year ended December 31, 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our revenues decreased by 2.8% from RMB6,433.4 million for the year ended December 31, 2020 to RMB6,250.1 million for the year ended December 31, 2021, primarily due to the decline in the sales of Xiaomi Wearable Products, which contributed to 53.5% of our total revenues.

Xiaomi Wearable Products. Our Xiaomi Wearable Products segment revenues decreased by 24.7% from RMB4,438.1 million for the year ended December 31, 2020 to RMB3,340.9 million for the year ended December 31, 2021. The decrease was primarily attributable to a decrease in shipment volume of our Xiaomi Wearable Products from approximately 41.0 million in 2020 to approximately 28.5 million in 2021.

Self-branded products and others. Our self-branded products and others segment revenues increased significantly by 45.8% from RMB1,995.3 million in 2020 to RMB2,909.3 million in 2021. The increase was primarily attributable to an increase in shipment volume of our self-branded products from approximately 4.7 million in 2020 to approximately 7.6 million in 2021.

Cost of revenues

Our cost of revenues decreased by 3.1% from RMB5,100.7 million for the year ended December 31, 2020 to RMB4,944.5 million for the year ended December 31, 2021.

Xiaomi Wearable Products. Costs of revenues for our Xiaomi Wearable Products segment decreased by 25.7% from RMB3,706.5 million for the year ended December 31, 2020 to RMB2,754.1 million for the year ended December 31, 2021. The decrease was in line with a decrease in the sales of our Xiaomi Wearable Products, and was partially driven by the increasing demand for our newly introduced self-branded products.

Self-branded products and others. Cost of revenues for our self-branded products and others segment increased by 57.1% from RMB1,394.2 million for the year ended December 31, 2020 to RMB2,190.4 million for the year ended December 31, 2021. The increase was in line with the sales growth of our self-branded products and the changes in our product mix.

Gross profit

Our gross profit decreased by 2.0% from RMB1,332.7 million for the year ended December 31, 2020 to RMB1,305.6 million for the year ended December 31, 2021. The slight decrease was mainly driven by the decrease in the gross profit for sales of Xiaomi wearable products and change in the product mix of our self-branded wearable products.

Research and development expenses

Research and development expenses decreased by 4.3% from RMB538.0 million for the year ended December 31, 2020 to RMB515.1 million for the year ended December 31, 2021, primarily due to (i) a decrease of RMB11.4 million in raw material expenses incurred in research and development activities, as a result of the optimization of the integrated product development process that controls the material waste in trial production; and (ii) a decrease of RMB9.5 million in other expenses, mainly due to a decrease in travel expenses as a result of travel restrictions led by the COVID-19 pandemic and discretionary savings.

General and administrative expenses

General and administrative expenses decreased by 1.3% from RMB261.8 million for the year ended December 31, 2020 to RMB258.3 million for the year ended December 31, 2021, primarily due to (i) a decrease of RMB6.4 million in share-based compensation expenses due to the vesting of fewer options and restricted share units in 2021 as compared to 2020; (ii) a decrease of RMB5.4 million in non-capital expenditure expenses, such as office supplies consumed, due to our cost control approach taken in 2021; (iii) a decrease of RMB3.6 million in professional fees for investment and acquisition, partially offset by an increase of RMB9.3 million in foreign exchange rate fluctuation.

Selling and marketing expenses

Selling and marketing expenses increased by 22.2% from RMB358.7 million for the year ended December 31, 2020 to RMB438.3 million for the year ended December 31, 2021, primarily due to (i) an increase of RMB30.1 million in personnel-related costs due to the increase in the proportion of overseas market sales personnel; (ii) an increase of RMB34.6 million in advertisement promotion expenses due to the expansion of overseas market and the enhancement of the promotion for our self-branded products; and (iii) an increase of RMB8.1 million in other expenses, mainly due to office relocation and decoration.

Operating income

As a result of the factors set out above, we recorded an operating income of RMB93.9 million for the year ended December 31, 2021, as compared to an operating income of RMB174.2 million for the year ended December 31, 2020.

Interest income

Interest income represents interest earned on bank deposits. We had interest income of RMB16.7 million in 2021 and RMB46.1 million in 2020.

Interest expense

Interest expense represents interest charges for bank borrowings. We had interest expense of RMB44.9 million in 2021 and RMB22.6 million in 2020.

Gain from deconsolidation of a subsidiary

We recognized RMB56.5 million gain from deconsolidation of Shenzhen Yunding Information Technology Co., Ltd. in 2020 when we sold our 26.7% equity interest to its founder. We did not have similar transactions in 2021.

Other (expenses)/income, net

We had other expenses of RMB0.9 million in 2020 and other income of RMB27.4 million in 2021.

Provision for income taxes

We recorded provision for income taxes in the amount of RMB31.2 million in 2020 and RMB10.7 million in 2021. The material reconciling items between the tax expense computed by applying the PRC enterprise tax rate of 25% to income before income tax and the actual income tax expense is the tax impact from the tax holidays, which amounted to RMB41.9 million in 2020 and RMB19.4 million in 2021.

Net income attributable to Zepp Health Corporation

As a result of the foregoing, our net income decreased by 39.8% from RMB228.8 million for the year ended December 31, 2020 to RMB137.8 million for the year ended December 31, 2021.

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

Hong Kong

Our subsidiaries, Galaxy Trading Platform Limited and Hong Kong Zepp Holding Limited, are located in Hong Kong. Both Galaxy Trading Platform Limited and Hong Kong Zepp Holding Limited are subject to a two-tiered income tax rates for taxable income earned in Hong Kong. The first HK$2.0 million of profits earned by Galaxy Trading Platform Limited and Hong Kong Zepp Holding Limited will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, to avoid abuse of the two-tiered income tax rate regime, each group of connected entities can nominate only one entity to benefit from the two-tiered income tax rate. Additionally, payments of dividends from Hong Kong Zepp Holding Limited to us are not subject to any Hong Kong withholding tax.

Netherland

Our subsidiary, Zepp Europe Holding B.V., is located in Netherland and is subject to an income tax rate of 15% for taxable income earned as determined in accordance with relevant tax rules and regulations in Netherland.

United States

Our subsidiaries, ZEPP Inc. and Zepp North America Inc., are located in the United States and are subject to an income tax rate of 21% for taxable income earned as determined in accordance with relevant tax rules and regulations in the United States.

PRC

Generally, our PRC subsidiaries, VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Anhui Huami began to qualify as a high and new technology enterprise, or HNTE, since 2015 and renewed the HNTE certificate in July 2018 and in September 2021. Anhui Huami Health Technology Co., Ltd. began to qualify as a HNTE since August 2020. Shunyuan Kaihua began to qualify as a HNTE since December 2021. Accordingly, Anhui Huami was subject to a tax rate of 15% during the years ended December 31, 2020, 2021 and 2022. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

B.          Liquidity and Capital Resources

The following table sets forth the movements of our cash flows for the periods presented:

	Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	157,302	(232,435)	(787,643)	(114,199)
Net cash used in investing activities	(206,880)	(1,069,289)	(42,258)	(6,127)
Net cash provided by financing activities	564,671	551,077	289,198	41,928
Net increase/(decrease) in cash and cash equivalents and restricted cash	515,093	(750,647)	(540,703)	(7,898)
Exchange rate effect on cash and cash equivalents	(43,334)	(15,564)	4,504	656
Cash, cash equivalents and restricted cash at the beginning of year	1,803,991	2,275,750	1,509,539	218,863
Cash, cash equivalents and restricted cash at end of year	2,275,750	1,509,539	973,340	141,121

As of December 31, 2020, 2021 and 2022, our cash, cash equivalents and restricted cash were RMB2,275.8 million, RMB1,509.5 million and RMB973.3 million (US$141.1 million), respectively, out of which RMB609.7 million, RMB435.2 million and RMB263.4 million (US$38.2 million) were held in U.S. dollars, and RMB1,618.7 million, RMB1,030.7 million and RMB651.8 million (US$94.5 million) were held in Renminbi, as of December 31, 2020, 2021 and 2022, respectively. Our cash, cash equivalents and restricted cash primarily consist of cash at banks and on hand. 77.6% of our cash, cash equivalents and restricted cash as of December 31, 2022 were held in China, and 63.1% of our cash, cash equivalents and restricted cash were held by the VIEs.

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

Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through our contractual arrangements with the consolidated variable interest entities and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

Operating activities

Net cash used in operating activities for the year ended December 31, 2022 was RMB787.6 million (US$114.2 million). The difference between our net loss of RMB289.0 million (US$41.9 million) and the net cash used in operating activities was primarily due to additional used in working capital, partially offset by the adjustment of non-cash items, which primarily consisted of shared-based compensation, depreciation and amortization expenses, non-cash lease expenses and provision, write off for excess and obsolete inventories. Changes in working capital for the year ended December 31, 2022 primarily consisted of RMB904.9 million (US$131.2 million) accounts payable payment settlement cash outflow, partially offset and optimize by RMB187.9 million (US$27.2 million) better inventory management cash inflow and RMB210.8 million (US$30.6 million) cash saving in prepaid expenses and other current assets due to better expense control.

Net cash used in operating activities for the year ended December 31, 2021 was RMB232.4 million. The difference between our net income of RMB137.0 million and the net cash used in operating activities was primarily due to additional used in working capital, partially offset by the adjustment of non-cash items, which primarily consisted of shared-based compensation, depreciation and amortization expenses and provision and write off for excess and obsolete inventories. Changes in working capital for the year ended December 31, 2021 primarily consisted of a decrease by RMB673.2 million in accounts payable, which was due to the lower material purchase volume in fourth quarter 2021 compared with it was in fourth quarter 2020, partially offset and optimize by a net decrease of RMB304.7 million in amount due from related parties and accounts receivable.

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

As of December 31, 2020, 2021 and 2022, we had amount due from related parties of RMB860.2 million, RMB295.6 million and RMB144.9 million (US$21.0 million), respectively, among which RMB833.2 million, RMB287.2 million and RMB118.3 million (US$17.2 million) were from Xiaomi and its affiliates, respectively. Xiaomi usually places significant product orders in the fourth quarter of each year relating to major promotional events, and this results in high inventories and account receivables from Xiaomi at the end of each year. All of the amount due from Xiaomi as of December 31, 2020, 2021 and 2022 was collected in the first quarter of 2021, 2022 and 2023, respectively.

Investing activities

Net cash used in investing activities was RMB42.3 million (US$6.1 million) for the year ended December 31, 2022, primarily due to purchase of short-term investments of RMB16.3 million (US$2.4 million), loans provided to related parties of RMB15.5 million (US$2.2 million), and purchase of long-term investments of RMB12.7 million (US$1.8 million).

Net cash used in investing activities was RMB1,069.3 million for the year ended December 31, 2021, primarily due to purchase of long-term investments of RMB1,072.8 million mainly used in acquiring equity interests in Jiangsu Yitong, and purchase of property, plant and equipment of RMB46.1 million, partially offset by disposal of long-term investments of RMB20.0 million.

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

Financing activities

Net cash provided by financing activities for the year ended December 31, 2022 was RMB289.2 million (US$41.9 million), primarily due to proceeds from letter of credit factoring of RMB310.3 million (US$45.0 million), bank borrowings of RMB838.9 million (US$121.6 million), partially offset by the repayment of bank borrowings of RMB727.5 million (US$105.5 million).

Net cash provided by financing activities for the year ended December 31, 2021 was RMB551.1 million, primarily due to bank borrowings of RMB1,473.6 million, including an RMB540.0 million loan with a term of seven years used in acquiring equity interests in Jiangsu Yitong, partially offset by the repayment of bank borrowings of RMB953.4 million.

Net cash provided by financing activities for the year ended December 31, 2020 was RMB564.7 million, primarily due to bank borrowings of RMB1,207.8 million, partially offset by the repayment of bank borrowing of RMB643.1 million.

Capital expenditures

Our capital expenditures primarily consist of purchases of property, plant and equipment and intangible assets. Our capital expenditures were RMB84.8 million, RMB53.1 million and RMB9.9 million (US$1.4 million) in the years ended December 31, 2020, 2021 and 2022, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

Material cash requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include bank borrowings and operating lease obligations.

Bank borrowings. As of December 31, 2022, we had outstanding bank loans with terms of one to seven years for an aggregate balance of RMB1.2 billion, including RMB512.0 million short-term bank loans and RMB280.0 million long-term bank loans used for our daily operations and RMB404.2 million long-term bank loans for the Jiangsu Yitong acquisition.

Notes payable and others. As of December 31, 2022, the balance of the notes payable and others is RMB456 million, which includes RMB146 million payables for short-term bank acceptance notes and RMB310 million payable for the letter of credits factored in the bank. The short-term bank acceptance notes and the letter of credit are normally settled within three months and twelve months, respectively.

Operating lease. We have operating lease arrangements for administrative office spaces in various cities in the PRC and overseas, and financial lease that is immaterial. As of December 31, 2022, we had RMB43.7 million of payables within the next 12 months.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Holding Company Structure

Zepp Health Corporation is a holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. As a result, Zepp Health Corporation’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

The table below sets forth the respective revenues contribution and assets of Zepp and our wholly-owned subsidiaries and the VIEs as of the dates and for the periods indicated:

	Revenues(1)			Total assets(1)
	For the Year Ended December 31,			As of December 31,
	2020	2021	2022	2021	2022
Zepp and its wholly-owned subsidiaries	2.1%	16.5%	38.8%	39.4%	46.2%
VIEs	97.9%	83.5%	61.2%	60.6%	53.8%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)The percentages exclude the inter-company transactions and balances between our subsidiaries and the VIEs.

C.          Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Inventories, net

Inventories consist of raw materials, finished goods and work in process. Inventories are stated at the lower of cost or net realizable value on a weighted average basis. Inventory costs include expenses that are directly or indirectly incurred in the purchase, including shipping and handling costs charged to us by suppliers, production of manufactured product for sale, such as the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits and indirect labor. Cost is determined using the weighted average method. We assess the valuation of inventory and periodically write down and write off the value for estimated excess and obsolete inventory based upon the product life cycle.

Inventories are written down if the estimated net realizable value is less than the recorded value. We review the carrying cost of inventories by product to determine the adequacy of reserves for obsolescence. In accounting for inventories, we must make estimates regarding the estimated realizable value of inventory. The estimate is based, in part, on the product life cycle resulting in periodically write down and write off the value for estimated excess and obsolete inventories. Significant judgement is involved to assess the valuation of the inventory which include the estimated forecasts of future sales. If actual conditions are less favorable than those we haves projected, we may need to increase our reserves for excess and obsolete inventories. Any increase in the reserves will adversely impact the results of operations

Deferred income tax

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

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wang Huang	47	Chairman of the Board of Directors and Chief Executive Officer
De Liu	49	Director
Yunfen Lu	57	Director
Xiaojun Zhang	51	Director
Jimmy Lai	66	Independent Director
Hongjiang Zhang	62	Independent Director
Bing Xie	55	Independent Director
Leon Cheng Deng	40	Chief Financial Officer
Mike Yan Yeung	52	Chief Operating Officer
Meihui Fan	44	Chief Technology Officer
Hui Wang	45	Vice President of Corporate Strategy and General Manager of Beijing Operations
Pengtao Yu	41	Chief Industrial Designer

Mr. Wang Huang is our founder and has served as the chairman of our board of directors and our chief executive officer since our inception. Mr. Huang is a serial entrepreneur with significant experience and expertise in the technology and Internet sectors in China. Mr. Huang founded Anhui Huami in December 2013 to develop, manufacture and sell smart wearable devices. Prior to that, Mr. Huang founded Hefei Huaheng Electronic Technology Co., Ltd., a company focused on the development of tablets and tablet-based mobile apps and provision of e-magazine network services, and led the team that rolled out China’s first tablet. In 2002, Mr. Huang founded Hefei Huakai Yuanheng Information Technology Co., Ltd., a company focused on the development of embedded Linux software and hardware. In addition, Mr. Huang has served as the director, the executive director or the general manager at several other technology companies. Mr. Huang previously was a research and development engineer at Huawei Technologies Co. Ltd., a leading global information and communications technology solutions provider, where he played an instrumental role in the development of high-speed switching and routing equipment. Mr. Huang has received many honors in the business world as well. To name a few, he was awarded “Anhui Economic Person of the Year 2015,” “ Leading Talents of Strategic Emerging Industry Technology in Anhui” and “Hefei Youth Entrepreneurship.” Mr. Huang received his bachelor’s degree in applied physics from the University of Science and Technology of China in 1997. Mr. Huang is appointed as a director to our board by HHtech Holdings Limited, Haiyu Holding Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Wenshui Holding Limited and Shu Hill Holdings, which we collectively refer to as the Co-Founder Entities in this annual report. Pursuant to the Memorandum and Articles, the Co-Founders Entities will be entitled to appoint three directors so long as they continue to beneficially own no less than 60% of the shares they beneficially owned as of January 12, 2018.

Mr. De Liu has served as our director since April 2015. Mr. Liu is one of the co-founders and a senior vice president of Xiaomi, a mobile Internet company, where he is responsible for the organization department. Mr. Liu is a leading figure in industrial design in China and has received numerous industrial design awards together with his team, including 5 Red Dot Design Awards (Germany), 18 iF Design Awards (Germany) and 10 Red Star Design Awards (Mainland, China). Mr. Liu also holds various positions, including the vice-chairman of China Industrial Design Association and a member of National Manufacturing Strategy Advisory Committee. He also serves as a director of Viomi Technology Co., Ltd., a Nasdaq-listed company. Mr. Liu has received many honors in the business world as well. To name a few, he was awarded “Zhongguancun Top Talent” in 2015 and “Beijing Top Innovative and Entrepreneurial Leading Talent” in 2016. Mr. Liu received his bachelor’s degree in industrial design and master’s degree in mechanical design and theory from Beijing Institute of Technology in 1996 and 2001, respectively, and his master’s degree in industrial design from the Art Center College of Design in 2010. Mr. Liu is appointed as a director to our board by People Better Limited. Pursuant to the currently effective memorandum and articles of association, People Better Limited will be entitled to appoint one director so long as it continues to beneficially own no less than 10% of the issued and outstanding shares of our company.

Ms. Yunfen Lu has served as our director since April 2015. Ms. Lu also serves as the director of Beijing Huami, Huami (Shenzhen) Information Technology Co., Ltd., Beijing Huami Intelligent Technology Co., Ltd., Hong Kong Zepp Holding Limited,

Shenzhen Yunding Information Technology Co., Ltd., Jiangsu Yitong High-tech Co., Ltd. (Shenzhen: 300211) and Hefei Zhongan Huami Investment Management Co., Ltd. Ms. Lu served as the financial controller of Hefei Huaheng Electronic Technology Co., Ltd. From November 2002 to March 2009, Ms. Lu worked at Hefei Huakai Yuanheng Information Technology Co., Ltd, where she was responsible for overseeing financial accounting, procurement, administrative affairs and manufacturing management. Ms. Lu received her secondary vocational degree in accounting from Shanghai Lixin Vocational School of Accounting (now Shanghai Lixin University of Accounting and Finance) in 1986. Ms. Lu is appointed as a director to our board by the Co-Founder Entities. Pursuant to the Memorandum and Articles, the Co-Founders Entities will be entitled to appoint three directors so long as they continue to beneficially own no less than 60% of the shares they beneficially owned as of January 12, 2018.

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

Dr. Hongjiang Zhang has served as our director since February 2018. Currently, Dr. Zhang is a venture partner at Source Code Capital, a senior advisor of Carlyle Group. He currently also serves as the non-executive chairman of AAC Technologies Holdings Inc. (HKEX: 2018) and an independent non-executive director of XPeng Inc. (HKEX: 9968; NYSE: XPEV). Previously, Mr. Zhang was an independent director of Digital China Group Co., Ltd. (Shenzhen: 000034) and an independent non-executive director of BabyTree Group (HKEX: 1761). From October 2011 to November 2016, Dr. Zhang served as an executive director and the chief executive officer of Kingsoft Corporation Limited, a Chinese software and internet services company listed on the Hong Kong Stock Exchange. Dr. Zhang also served as a director and the chief executive officer of Kingsoft Cloud, a subsidiary of Kingsoft Corporation Limited, from January 2012 to December 2016. In addition, during his service to Kingsoft, he also served as a director at various public companies listed in the United States, including Cheetah Mobile Inc., Xunlei Limited and 21 Vianet Group, Inc., all listed in the United States. Prior to joining Kingsoft, Dr. Zhang was the chief technology officer for Microsoft Asia-Pacific Research and Development Group from January 2006 to October 2011, the managing director of the Microsoft Advanced Technology Center from January 2004 to October 2011, and the assistant managing director of Microsoft Research Asia from April 1999 to December 2003. Dr. Zhang received his bachelor’s degree in electrical engineering from Zhengzhou University in 1982 and Ph.D. in electrical engineering from the Technical University of Denmark in 1991.

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

Mr. Mike Yan Yeung has served as our chief operating officer since January 2015. Prior to joining us, Mr. Yeung served as a vice president of Shunwei Capital, a China-based venture capital firm, where he was a key member of an investment team with a focus on mobile Internet applications, smart home technologies, smart wearables, IoT and online health care, and served as a board member of several portfolio companies. From 2012 to 2014, Mr. Yeung served as the principal group program manager of Microsoft, where he was responsible for managing the software development of Microsoft’s key digital advertising products and defining and implementing the Microsoft online ads platform strategy in China. Prior to that Mr. Yeung held several positions in Monster.com, TGC Inc., China.com Corp., Netscape Communications Corporation and Oracle Corporation from 1992 to 2012. Mr. Yeung received his bachelor’s degree and master’s degree in computer science from the University of California, Berkeley in 1992 and Stanford University in 1994, respectively.

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

Dr. Hui Wang has served as our vice president of corporate strategy group and general manager of Beijing operations since August 2014. Prior to joining us, Dr. Wang worked at Lenovo Group Ltd. from 2007 to 2014, first as a researcher and later as its chief product director. Prior to joining Lenovo, Dr. Wang worked at NEC Labs China from 2005 to 2007. Dr. Wang received his bachelor’s degree in electronic and information engineering and Ph.D. in communication and information system from the University of Science and Technology of China in 2000 and 2005, respectively.

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

B.           Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately RMB17.9 million (US$2.6 million) in cash to our executive officers and RMB2.0 million (US$0.3 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2015 Share Incentive Plan

In October 2015, our shareholders and board of directors approved the 2015 Share Incentive Plan, which we refer to as the 2015 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The 2015 Plan consists of a share incentive plan for U.S. service providers and a share incentive plan for PRC service providers. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2015 Plan is 14,328,358 Class A ordinary shares. As of March 31, 2023, awards to purchase 13,536,737 Class A ordinary shares have been granted and are outstanding under the 2015 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates. Grantees of our share incentive awards under the 2015 Plan resident in China were not permitted to exercise their options prior to the completion of our initial public offering.

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

2018 Share Incentive Plan

In January 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2018 Plan is 9,559,607 ordinary shares. The number of shares reserved for future issuances under the 2018 Plan will be increased by (i) a number equal to 1.0% of the total number of outstanding shares immediately after our initial public offering, or (ii) such number of shares as may be determined by our board of directors, on the first day of each calendar year during the term of the 2018 Plan beginning in 2018. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2018 Share Incentive Plan was 21,509,115 as of January 1, 2023. As of March 31, 2023, awards to purchase 20,966,518 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2023 Share Incentive Plan

In January 2023, our board of directors approved the 2023 Share Incentive Plan, which we refer to as the 2023 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of Class A ordinary shares which may be issued initially pursuant to all awards under the 2023 Plan is 10,322,520 Class A ordinary shares. As of March 31, 2023, awards to purchase 4,255,544 Class A ordinary shares under the 2023 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2023 Plan.

Types of Awards. The 2023 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2023 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2023 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2023 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2023 Plan. Unless terminated earlier, the 2023 Plan has a term of ten years. With the approval of our board of directors, the plan administrator has the authority to terminate, amend or modify the 2023 Plan, provided that shareholder approval is obtained in certain circumstances set forth in the relevant award agreement. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the 2023 Plan.

The following table summarizes, as of March 31, 2023, the awards granted under our 2015 Plan, 2018 Plan and 2023 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates:

Ordinary Shares Underlying
Options and
	Restricted Shares	Exercise Price
Name	Units	(US$/Share)	Date of Grant	Date of Expiration
Mike Yan Yeung	*(1)	—	March 3, 2015	—
	*	0.79	March 3, 2015	February 28, 2019
	*(1)	—	August 18, 2020	—
	*(1)	—	January 3, 2023	—
Leon Cheng Deng	*(1)	—	August 31, 2020	—
	*(1)	—	January 3, 2023	—
Hui Wang	*	—	August 20, 2014	August 20, 2024
	*	—	August 18, 2020	August 18, 2030
	*	—	January 3, 2023	January 3, 2033
Pengtao Yu	*(1)	—	March 3, 2015	—
	*(1)	—	August 18, 2020	—
	*(1)	—	January 3, 2023	—
Yunfen Lu	*	—	August 18, 2020	August 18, 2030
	*	—	January 3, 2023	January 3, 2033
Xiaojun Zhang	*	—	August 18, 2020	August 18, 2030
	*	—	January 3, 2023	January 3, 2033
Meihui Fan	*	—	May 13, 2021	May 6, 2031
	*	—	January 3, 2023	January 3, 2033
Total	11,434,700

Notes:

* Less than one percent of our total outstanding shares.

(1)	Restricted share units

As of March 31, 2023, other employees as a group held outstanding options to purchase 14,495,279 Class A ordinary shares of our company, at a weighted average exercise price of US$0.04 per share, 4,225,417 restricted shares, and 7,334,938 restricted share units.

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

D.           Employees

We had 1,507, 1,227 and 987 employees as of December 31, 2020, 2021 and 2022, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022:

As of
December 31,
2022
Function:
Research and development	564
Selling and marketing	220
Administrative	143
Supply chain management	60
Total	987

As of December 31, 2022, we had 369 employees in Shenzhen, 275 employees in Hefei, 142 employees in Beijing, 83 employees in Nanjing, 25 employees in other cities in mainland China, 47 employees in North America, 39 employees in Europe, 7 employees in other countries in Asia.

We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We may be required to make up the contributions for these plans as well as to pay late fees and fines but have made adequate provisions. See “Item 4. Information on the Company—B. Business Overview—Regulation— Regulation on Employment.” In addition, as we have employees based in Europe, North America, and other countries in Asia, we are also subject to all applicable labor laws and regulations of those countries.

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

E.           Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our total outstanding shares.

The calculations in the table below are based on 126,944,152 Class A ordinary shares (excluding the 5,548,888 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2015 Share Incentive Plan, the 2018 Share Incentive Plan and the 2023 Share Incentive Plan and the 14,130,092 treasury shares in the form of ADSs that we repurchased under our share repurchase program) and 117,208,247 Class B ordinary shares outstanding as of February 28, 2023.

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

	Ordinary Shares
	Beneficially Owned
					Percentage
				Percentage	of
	Class A	Class B	Total	of total	aggregate
	ordinary	ordinary	ordinary	ordinary	voting
	shares	shares	shares	shares	power†
Directors and Executive Officers:**
Wang Huang(1)	6,860,076	81,347,127	88,207,203	36.0%	63.1%
De Liu	—	—	—	—	—
Yunfen Lu(2)	*	3,450,746	3,770,746	1.5%	2.7%
Xiaojun Zhang(3)	*	2,107,463	2,467,463	1.0%	1.6%
Jimmy Lai(4)	*	—	*	*	*
Hongjiang Zhang	—	—	—	—	—
Bing Xie	—	—	—	—	—
Leon Cheng Deng(5)	*	—	*	*	*
Mike Yan Yeung(6)	*	—	*	*	*
Meihui Fan(7)	*	3,450,746	4,130,746	1.7%	2.7%
Hui Wang(8)	*	—	*	*	*
Pengtao Yu(9)	*	—	*	*	*
All Directors and Executive Officers as a Group	13,340,476	81,347,127	94,687,603	38.6%	63.6%
Principal Shareholders:
HHtech Holdings Limited(1)	6,800,000	81,347,127	88,147,127	36.1%	63.1%
People Better Limited(10)	—	35,861,112	35,861,112	14.7%	27.6%
Allspring Entities(11)	20,536,840	—	20,536,840	8.4%	1.6%
Shunwei High Tech Limited(12)	16,598,560	—	16,598,560	6.8%	1.3%
FIL Limited(13)	13,084,692	—	13,084,692	5.4%	1.0%

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

(1)

Represents (i) 60,076 Class A ordinary shares in the form of ADSs held by Mr. Wang Huang; (ii) 3,800,000 Class A ordinary shares in the form of ADSs and 65,836,680 Class B ordinary shares held by HHtech Holdings Limited, a British Virgin Islands company; and (iii) 3,000,000 Class A ordinary shares (including 400,000 Class A ordinary shares in the form of ADSs) and 15,510,447 Class B ordinary shares beneficially owned by HHtech Holdings Limited as a result of the voting agreement dated January 12, 2018 by and among HHtech Holdings Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Haiyu Holding Limited, Shu Hill Holding Limited and Wenshui Holding Limited. HHtech Holdings Limited is wholly owned by Wayne Holding Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Wang Huang and his family members. Mr. Huang is the sole director of HHtech Holdings Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Huang is entitled to exercise voting and dispositive power over the shares held by HHtech Holdings Limited. The registered address of HHtech Holdings Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)

Represents (i) the Class A ordinary shares held by Ms. Yunfen Lu; and (ii) 3,450,746 Class B ordinary shares held by Haiyu Holding Limited, a British Virgin Islands company. Haiyu Holding Limited is wholly owned by Hong An Holding Limited, which in turn is wholly owned by a trust established for the benefit of Ms. Yunfen Lu and her family members. Ms. Lu is the sole director of Haiyu Holding Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Ms. Lu is entitled to exercise voting and dispositive power over the shares held by Haiyu Holding Limited. The registered address of Haiyu Holding Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)

Represents (i) the Class A ordinary shares held by Mr. Xiaojun Zhang, and (ii) 2,107,463 Class B ordinary shares held by Shu Hill Holding Limited, a British Virgin Islands company. Shu Hill Holding Limited is wholly owned by Sunflower International Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Xiaojun Zhang and his family members. Mr. Zhang is the sole director of Shu Hill Holding Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Zhang is entitled to exercise voting and dispositive power over the shares held by Shu Hill Holding Limited. The registered address of Shu Hill Holding Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Represents the Class A ordinary shares in the form of ADSs held by Mr. Jimmy Lai.
(5)	Represents the Class A ordinary shares held by Mr. Leon Cheng Deng.
(6)	Represents the Class A ordinary shares in the form of ADSs held by Mr. Mike Yan Yeung.
(7)

Represents (i) the Class A ordinary shares held by Mr. Meihui Fan; and (ii) the 3,450,746 Class B ordinary shares held by Fandler Holding Limited, a British Virgin Islands company. Fandler Holding Limited is wholly owned by Telomere Holding Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Meihui Fan and his family members. Mr. Fan is the sole director of Fandler Holding Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Fan is entitled to exercise voting and dispositive power over the shares held by Fandler Holding Limited. The registered address of Fandler Holding Limited is at NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(8)	Represents the Class A ordinary shares held by Mr. Hui Wang.

(9)	Represents the Class A ordinary shares in the form of ADSs held by Mr. Pengtao Yu.
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

(11)

Based on the statement on Schedule 13G/A filed on January 12, 2023 jointly by Allspring Global Investments Holdings, LLC, Allspring Global Investments, LLC and Allspring Funds Management, LLC, each of which is a Delaware limited liability company with the address of 525 Market St, 10th Fl, San Francisco, CA 94105, 20,536,840 Class A ordinary shares in the form of ADSs are held by Allspring Global Investments Holdings LLC.

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

(13)

Based on the statement on Schedule 13G/A filed on February 9, 2023 jointly by FIL Limited, Pandanus Partners, L.P. and Pandanus Associates, Inc., pursuant to which 13,084,692 Class A ordinary shares are held by FIL Limited. Pandanus Partners owns more than 25% and less than 48.5% of the total voting stock of FIL Limited voting stock. Pandanus Partners is owned by trusts for the benefit of members of the Johnson family, including Abigail P. Johnson, the chairman of FIL Limited. Pandanus Associates, Inc. is the general partner of Pandanus Partners. The registered address of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.

To our knowledge, as of February 28, 2023, 137,357,820 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

We have been informed by our Cayman Islands legal counsel that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the Cayman Islands. We have also been advised by our Cayman Islands legal counsel that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

F.           Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.           Related Party Transactions

Contractual Arrangements with the Variable Interest Entity and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management— Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2015 Share Incentive Plan,” “2018 Share Incentive Plan” and “2023 Share Incentive Plan.”

Our Relationship with Xiaomi

As of February 28, 2023, Xiaomi held 14.7% of our total outstanding shares, and has appointed one director to our board. We have entered into a business cooperation agreement and a strategic cooperation agreement with Xiaomi, which grant us the most-preferred-partner status globally to develop future Xiaomi Wearable Products. In October 2020, we entered into the strategic cooperation agreement with Xiaomi for three years, which will end in October 2023. In February 2023, we entered into a new business cooperation agreement with Xiaomi for the next two years, which will end in January 2025.

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

This extended strategic cooperation agreement will expire in October 2023, and can be terminated earlier by Xiaomi if (i) we fail to deliver products to the market within the period mutually agreed by Xiaomi and us, or if the products do not meet Xiaomi’s requirements and (ii) return rates of our products are above certain thresholds or more than three consecutive months, or a material quality issue causes a massive product recall.

Business Cooperation Agreement

In February 2023, we entered into a business cooperation agreement with a subsidiary of Xiaomi for the sale of Xiaomi Wearable Products, including Mi Band series and Mi Smart Scale series. The business cooperation agreement is set to have a term of two years. Pursuant to this agreement we and Xiaomi agree that (i) Xiaomi is the exclusive distributor for Xiaomi Wearable Products, (ii) Xiaomi will purchase Xiaomi Wearable Products subject to the latest purchase order in force (including costs of raw materials, OEM fees, mold amortization fees (if shared and confirmed by both parties), and logistics expenses) in connection with the manufacturing and shipment of Xiaomi Wearable Products, (iii) Xiaomi and we will share all profits or losses, normally on a share ratio or proportion agreed by both parties in writing, derived from sales of Xiaomi Wearable Products, and (iv) we and Xiaomi shall jointly set the retail price of Xiaomi Wearable Products. During the year ended December 31, 2022, we also sold one specific generation of Xiaomi Wearable Product, accounting for 26.1% of consolidated revenue, which we and Xiao has a standard selling price and does not include installment payments.

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

Transactions with Xiaomi

In the year ended December 31, 2022, we recorded RMB1,704.0 million (US$247.1 million) in revenues from Xiaomi and its affiliate primarily for the sales of Xiaomi Wearable Products and self-branded products and others. As of December 31, 2022, the amount due from Xiaomi and its affiliates was RMB118.3 million (US$17.2 million).

In the year ended December 31, 2021, we recorded RMB3,350.0 million in revenues from Xiaomi and its affiliate primarily for the sales of Xiaomi Wearable Products and self-branded products and others. As of December 31, 2021, the amount due from Xiaomi and its affiliates was RMB287.2 million.

In the year ended December 31, 2020, we recorded RMB4,449.8 million in revenues from Xiaomi and its affiliates primarily for the sales of Xiaomi Wearable Products and self-branded products and others. As of December 31, 2020, the amount due from Xiaomi and its affiliates was RMB833.2 million.

Other Transactions with Related Parties

We have invested in a number of companies as a strategy to expand our business partner network.

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

In 2021 and 2022, we purchased raw materials from Hefei Jingyu Micro-electronics Co., Ltd., a subsidiary of Jiangsu Yitong, an affiliate of our company, with total transaction amount of RMB146.8 million and RMB240.7 million, respectively.

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

Dividend Policy

On March 17, 2022, our board of directors approved the declaration and payment of special cash dividends in an amount of US$0.025 per ordinary share (US$0.1 per American depositary share), representing an aggregate dividend payment to all shareholders of our company of RMB40.0 million (US$5.8 million), to be paid out of our cash balance. In April 2022, we paid such cash dividend to our shareholders of record at the close of business on March 28, 2022. Other than the payment of dividends in April 2022, we currently do not plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain our available funds and any future earnings to operate and expand our business.

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

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed by two-thirds of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

If the PRC tax authorities determine that Zepp Health Corporation is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Zepp Health Corporation would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Zepp Health Corporation is treated as a PRC resident enterprise. Pursuant to the EIT Law and its implementation rules, if a nonresident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Although the law in this regard is not entirely clear, we treat the consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2022 and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or Class A ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or Class A ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or Class A ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or Class A ordinary shares have been held for more than one year at the time of disposition. The deductibility of a capital loss may be subject to limitations.

Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued U.S. Treasury regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiary, the VIEs or any of the subsidiaries of the VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiary, the VIEs or any of the subsidiaries of the VIEs.

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

J.           Annual Report to Security Holders

Not applicable.

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

Foreign Exchange Risk

Approximately 48% of our revenues and expenses are denominated in RMB. Although we do not believe that we currently have any significant direct foreign exchange risk, we entered into several hedging arrangements in 2021 and 2022 to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

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

The RMB depreciated by 8.23% against the U.S. dollar in 2022. As of December 31, 2022, we had RMB-denominated cash and cash equivalents, and restricted cash of RMB651.8 million, and U.S. dollar-denominated cash and cash equivalents, and restricted cash of US$38.2 million. Assuming we had converted RMB651.8 million into U.S. dollars at the exchange rate of RMB6.8972 for US$1.0000 as of the end of 2022, our U.S. dollar cash balance would have been US$132.7 million. If the RMB had appreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$124.1 million instead. Assuming we had converted US$38.2 million into RMB at the exchange rate of RMB6.8972 for US$1.0000 as of the end of 2022, our RMB cash balance would have been RMB915.3 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB888.9 million instead.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2022, we did not receive reimbursement from the depositary.

PART II

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

ITEM 15.              CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

ITEM 16B.            CODE OF ETHICS

In January 2018, our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at https://ir.zepp.com/investor.

A copy of our code of business conduct and ethics will be provided at no cost to each person on the written or verbal request of that person made to:

Zepp Health Corporation

Huami Global Innovation Center

Building B2, Zhong’an Chuanggu Technology Park

No. 900 Wangjiang West Road

Hefei, 230088, People’s Republic of China

Tel: +86 010 5940 3251

Attention: Investor Relations Department

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

	For the Year Ended December 31,
	2021	2022

	(in thousands of RMB)
Audit fees(1)	9,304	7,871
Tax fees(2)	550	450

Notes:

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements, other audit related fee and the review of our comparative interim financial statements.

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

The table below summarizes the repurchases we made in the periods indicated.

			Total
			Number of
			Ordinary	Approximate
			Shares	Dollar Value of
			Purchased	Ordinary Shares
	Total Number	Average Price	as Part of	that May Yet Be
	of Ordinary	Paid Per	Share	Purchased Under
	Shares	Ordinary Share	Repurchase	Share Repurchase
Month	Purchased	(US$)	Program	Program (US$)
January 2022	1,285,856	1.27	1,285,856	14,962,062.12
February 2022	891,660	1.12	891,660	13,959,846.45
March 2022	1,329,132	0.76	1,329,132	12,953,304.65
April 2022	1,997,680	0.70	1,997,680	11,548,610.20
May 2022	492,636	0.62	492,636	11,243,931.51
August 2022	84,400	0.500	84,400	11,201,761.05
September 2022	805,108	0.445	805,108	10,843,829.29
October 2022	906,316	0.328	906,316	10,546,145.94
November 2022	945,400	0.319	945,400	10,244,444.38
December 2022	1,481,384	0.378	1,481,384	9,684,442.89

ITEM 16F.            CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.            CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Pursuant to Sections 303A.01, 303A.04 and 303A.05 of the New York Stock Exchange Listed Company Manual, a company listed on the New York Stock Exchange must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors and a compensation committee composed entirely of independent directors. We currently follow our home country practice in lieu of these requirements. In January 2023, our board of directors approved the 2023 Share Incentive Plan. We followed our home country practice and did not convene a shareholder meeting to approve the 2023 Share Incentive Plan. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

ITEM 16H.           MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.          DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

In May 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of Zepp Health Corporation or the VIEs in China, (ii) the governmental entities in China do not have a controlling financial interest in Zepp Health Corporation or the VIEs, (iii) none of the members of the board of directors of Zepp Health Corporation or our operating entities, including the VIEs, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Zepp Health Corporation or the VIEs contains any charter of the Chinese Communist Party.

PART III

ITEM 17.              FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.              FINANCIAL STATEMENTS

The consolidated financial statements of Zepp Health Corporation are included at the end of this annual report.

ITEM 19.              EXHIBITS

Exhibit Number	Description of Document
1.1*	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as amended
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1/A filed with the Securities and Exchange Commission January 26, 2018 (File No. 333-222528))

2.3

Deposit Agreement, dated as of February 7, 2018, among the Registrant, Deutsche Bank Trust Company Americas as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-226665), filed with the Securities and Exchange Commission on August 8, 2018)

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))
4.1

2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-l filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.2

2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-l filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.5

English translation of the second amended and restated Shareholder Voting Proxy Agreement and Power of Attorney among our WFOE, Anhui Huami and shareholders of Anhui Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.6

English translation of the second amended and restated Shareholder Voting Proxy Agreement and Power of Attorney among our WFOE, Beijing Huami and shareholders of Beijing Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.7

English translation of the second amended and restated Equity, Pledge Agreement among our WFOE, Anhui Huami and shareholders of Anhui Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.8

English translation of the second amended and restated Equity Pledge Agreement among our WFOE, Beijing Huami and shareholders of Beijing Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.9

English translation of the second amended and restated Exclusive Consultation and Services Agreement among our WFOE, Anhui Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.10

English translation of the second amended and restated Exclusive Consultation and Services Agreement among our WFOE, Beijing Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.11

English translation of the second amended and restated Exclusive Option Agreement among our WFOE, Anhui Huami and shareholders of Anhui Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.12

English translation of the second amended and restated Exclusive Option Agreement among our WFOE, Beijing Huami and shareholders of Beijing Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.13

English translation of Loan Agreement between our WFOE and Mr. Wang Huang dated November 3, 2017 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

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

4.20	2023 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 to Form 6-K furnished with the Securities and Exchange Commission on January 11, 2023 (File No. 001-38369))
4.21*	English translation of Business Cooperation Agreement between Anhui Huami and Xiaomi dated February 22, 2023
8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant
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

Date: April 24, 2023

ZEPP HEALTH CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Zepp Health Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zepp Health Corporation and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income/(loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Convenience translation

Our audit also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 24, 2023

We have served as the Company’s auditor since 2016.

ZEPP HEALTH CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31
	2021	2022	2022
	RMB	RMB	US$
			(Note2)
Assets
Current assets:
Cash and cash equivalents	1,468,499	886,632	128,550
Restricted cash	41,040	86,708	12,571
Term deposit	5,000	—	—
Accounts receivable (net of allowance of RMB814 and RMB1,466 as of December 31, 2021 and 2022, respectively)	537,084	682,103	98,896
Amounts due from related parties (net of allowance of nil and nil as of December 31, 2021 and 2022, respectively)	295,614	138,614	20,097
Inventories, net	1,249,327	1,021,923	148,165
Short-term investments (including available-for-sale debt securities measured at fair value of RMB19,351 and RMB34,316 as of December 31, 2021 and 2022, respectively)	19,351	34,316	4,975
Prepaid expenses and other current assets	315,038	108,252	15,694
Total current assets	3,930,953	2,958,548	428,948
Property, plant and equipment, net	133,873	100,605	14,586
Intangible assets, net	135,582	123,300	17,877
Long-term investments (including available-for-sale debt securities measured at fair value of RMB108,448 and RMB148,819 as of December 31, 2021 and 2022, respectively)	1,552,591	1,686,628	244,538
Deferred tax assets	143,419	210,186	30,474
Operating lease right-of-use assets	108,435	65,573	9,507
Goodwill	61,055	66,081	9,581
Amount due from a related party, non-current	—	6,333	918
Other non-current assets	19,593	50,389	7,306
Total assets	6,085,501	5,267,643	763,735
Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB1,314,091 and RMB452,039 as of December 31, 2021 and 2022, respectively)	1,317,306	456,585	66,198
Advance from customers (including advance from customers of the consolidated VIEs without recourse to the Group of RMB2,262 and RMB2,133 as of December 31, 2021 and 2022, respectively)	4,230	2,133	309
Amounts due to related parties (including amount due to related parties of the consolidated VIEs without recourse to the Group of RMB48,561 and RMB38,913 as of December 31, 2021 and 2022,respectively)	50,123	40,978	5,941
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB165,181 and RMB119,877 as of December 31, 2021 and 2022, respectively)	316,083	197,819	28,681
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Group of RMB411 and RMB407 as of December 31, 2021 and 2022, respectively)	2,595	2,715	394
Notes payable and others of the consolidated VIEs without recourse to the Group	103,795	456,438	66,177
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to the Group of RMB303,000 and RMB452,000 as of December 31, 2021 and 2022, respectively)	358,000	512,000	74,233
Total current liabilities	2,152,132	1,668,668	241,933
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB23,006 and RMB32,393 as of December 31, 2021 and 2022, respectively)	26,909	35,552	5,155
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of RMB172,735 and RMB161,827 as of December 31, 2021 and 2022, respectively)	175,053	162,602	23,575
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to the Group of RMB254,500and RMB280,000 as of December 31, 2021 and 2022, respectively)	726,851	684,210	99,201
Non-current operating lease liabilities (including Noncurrent operating lease liabilities of the consolidated VIEs without recourse to the Group of RMB29,435 and RMB10,276 as of December 31, 2021 and 2022,respectively)	71,117	31,690	4,595
Total liabilities	3,152,062	2,582,722	374,459

ZEPP HEALTH CORPORATION

CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31
	2021	2022	2022
	RMB	RMB	US$
			(Note 2)
Equity
Class A Ordinary shares (US$ 0.0001 par value; 9,700,000,000 shares authorized as of December 31, 2021 and 2022; 133,992,912 and 128,130,440 shares outstanding as of December 31, 2021 and 2022, respectively)	85	85	12
Class B Ordinary shares (US$ 0.0001 par value; 200,000,000 shares authorized as of December 31, 2021 and 2022; 117,208,247 shares outstanding as of December 31, 2021 and 2022)	74	77	11
Additional paid-in capital	1,641,544	1,690,879	245,154
Treasury shares	(21,798)	(67,163)	(9,738)
Accumulated retained earnings	1,271,171	942,848	136,700
Accumulated other comprehensive income	29,271	105,796	15,339
Total Zepp Health Corporation shareholders’ equity	2,920,347	2,672,522	387,478
Noncontrolling interest	13,092	12,399	1,798
Total equity	2,933,439	2,684,921	389,276
Total liabilities and equity	6,085,501	5,267,643	763,735

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note2)
Revenues (including RMB4,449,757, RMB3,350,032 and RMB1,703,995 with related parties for the years ended December 31, 2020, 2021 and 2022, respectively)	6,433,363	6,250,109	4,142,862	600,659
Cost of revenues (including RMB3,713,536, RMB2,759,980 and RMB1,399,491 resulting from related parties sales for the years ended December 31, 2020, 2021 and 2022, respectively)	5,100,698	4,944,467	3,339,746	484,218
Gross profit	1,332,665	1,305,642	803,116	116,441
Operating expenses
Selling and marketing	358,655	438,273	460,304	66,738
General and administrative	261,805	258,346	235,932	34,207
Research and development	538,009	515,081	517,122	74,976
Total operating expenses	1,158,469	1,211,700	1,213,358	175,921
Operating income/(loss)	174,196	93,942	(410,242)	(59,480)
Other income and expenses
Interest income	46,118	16,686	12,334	1,788
Interest expenses	(22,623)	(44,884)	(57,001)	(8,264)
Realized gain from investments	—	13,507	597	87
Gain from deconsolidation of a subsidiary	56,522	—	—	—
Gain from fair value change of long-term investments	12,325	—	51,817	7,513
Impairment loss from a long-term investment	—	—	(13,858)	(2,009)
Other (expenses)/ income, net	(929)	27,418	43,820	6,353
Income/(Loss) before income tax and income from equity method investments	265,609	106,669	(372,533)	(54,012)
Income taxes (provision)/benefit	(31,154)	(10,745)	65,875	9,551
Income/(Loss) before income from equity method investments	234,455	95,924	(306,658)	(44,461)
(Loss)/ Income from equity method investments	(4,749)	41,028	17,657	2,560
Net income/(loss)	229,706	136,952	(289,001)	(41,901)
Less: Net income/(loss) attributable to noncontrolling interest	953	(851)	(693)	(100)
Net income/(loss) attributable to Zepp Health Corporation	228,753	137,803	(288,308)	(41,801)
Net income/(loss) attributable to ordinary shareholders of Zepp Health Corporation	228,753	137,803	(288,308)	(41,801)
Net income/(loss) per share attributable to ordinary shareholders of Zepp Health Corporation
Basic income/(loss) per ordinary share	0.92	0.55	(1.17)	(0.17)
Diluted income/(loss) per ordinary share	0.88	0.52	(1.17)	(0.17)
Weighted average number of shares used in computing net income/(loss) per share
Ordinary share - basic	248,470,684	252,167,610	246,283,328	246,283,328
Ordinary share - diluted	260,351,994	264,368,629	246,283,328	246,283,328

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note2)
Net income/(loss)	229,706	136,952	(289,001)	(41,901)
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	(45,117)	(17,938)	34,379	4,984
Unrealized (loss)/gain on available-for-sale investments and others, (net of tax effect of RMB4,017, nil and RMB7,096 for the years ended December 31, 2020, 2021 and 2022, respectively)	(21,340)	2,585	42,146	6,111
Comprehensive income/(loss)	163,249	121,599	(212,476)	(30,806)
Less: Net income /(loss) attributable to noncontrolling interest	953	(851)	(693)	(100)
Comprehensive income/(loss) attributable to Zepp Health Corporation	162,296	122,450	(211,783)	(30,706)

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

								Total
						Accumulated		Zepp Health
	Ordinary Shares		Treasury Shares		Additional	Other	Accumulated	Corporation		Total
					Paid-in	Comprehensive	Retained	Shareholders’	Noncontrolling	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Equity	Equity	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	247,519,987	155	—	—	1,478,902	111,081	910,612	2,500,750	(3,162)	2,497,588
Exercise of option	2,625,176	2	—	—	(2)	—	—	—	—	—
Net income	—	—	—	—	—	—	228,753	228,753	953	229,706
Foreign currency translation adjustment	—	—	—	—	—	(45,117)	—	(45,117)	—	(45,117)
Share-based compensation	—	—	—	—	67,212	—	—	67,212	—	67,212
Unrealized gain on available-for-sale investments, net of tax effect of RMB4,017	—	—	—	—	—	(21,340)	—	(21,340)	—	(21,340)
Statutory reserve	—	—	—	—	5,997	—	(5,997)	—	—	—
Deconsolidation of a subsidiary	—	—	—	—	—	—	—	—	2,209	2,209
Balance as of December 31, 2020	250,145,163	157	—	—	1,552,109	44,624	1,133,368	2,730,258	—	2,730,258
Exercise of option	3,712,160	2	—	—	5,463	—	—	5,465	—	5,465
Repurchase of ordinary shares	—	—	(2,656,164)	(21,798)	—	—	—	(21,798)	—	(21,798)
Net income	—	—	—	—	—	—	137,803	137,803	(851)	136,952
Foreign currency translation adjustment	—	—	—	—	—	(17,938)	—	(17,938)	—	(17,938)
Share-based compensation	—	—	—	—	83,972	—	—	83,972	—	83,972
Unrealized loss on available-for-sale investments, net of tax effect of RMB nil	—	—	—	—	—	2,585	—	2,585	—	2,585
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	13,943	13,943
Balance as of December 31, 2021	253,857,323	159	(2,656,164)	(21,798)	1,641,544	29,271	1,271,171	2,920,347	13,092	2,933,439
Exercise of option	4,357,100	3	—	—	(3)	—	—	—	—	—
Repurchase of ordinary shares	—	—	(10,219,572)	(45,365)	—	—	—	(45,365)	—	(45,365)
Net loss	—	—	—	—	—	—	(288,308)	(288,308)	(693)	(289,001)
Foreign currency translation adjustment	—	—	—	—	—	34,379	—	34,379	—	34,379
Share-based compensation	—	—	—	—	49,338	—	—	49,338	—	49,338
Unrealized gain on available-for-sale investments, net of tax effect of 7,096	—	—	—	—	—	42,146	—	42,146	—	42,146
Cash dividend	—	—	—	—	—	—	(40,015)	(40,015)	—	(40,015)
Balance as of December 31, 2022	258,214,423	162	(12,875,736)	(67,163)	1,690,879	105,796	942,848	2,672,522	12,399	2,684,921

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note2)
Cash Flows from Operating Activities
Net income/(loss)	229,706	136,952	(289,001)	(41,901)
Adjustment to reconcile net income to net cash provided by operating activities:
Non-cash lease expenses	48,191	41,536	40,571	5,882
Depreciation and amortization	27,129	51,884	58,618	8,498
Provision for excess and obsolete inventories	64,223	51,336	39,551	5,734
Share-based compensation	65,154	83,122	49,107	7,120
Share of results of equity method investment	4,749	(41,028)	(17,657)	(2,560)
Gain/(Loss) on disposal of property, plant and equipment and others	7,406	(304)	(1,909)	(277)
Gain from fair value change of long-term investments	(12,325)	—	(51,817)	(7,513)
Impairment loss from a long-term investment	—	—	13,858	2,009
Deferred income taxes	(10,442)	(18,694)	(65,220)	(9,456)
Gain from deconsolidation of a subsidiary	(56,522)	—	—	—
Allowance for doubtful accounts	—	814	652	95
Impairment loss from short-term investments	—	320	—	—
Realized gain from investments	—	(13,507)	(597)	(87)
Changes in operating assets and liabilities
Accounts receivable	(131,215)	(239,860)	(145,671)	(21,120)
Inventories	(410,691)	(83,126)	187,852	27,236
Prepaid expenses and other current assets	(79,957)	(158,829)	210,814	30,565
Amounts due from related parties	583,457	544,599	166,158	24,091
Other non-current assets	(33,049)	8,572	(30,795)	(4,465)
Amount due to related parties	(3,584)	38,938	(9,145)	(1,326)
Accounts payable	(9,761)	(673,224)	(910,679)	(132,036)
Notes payable	(2,184)	103,795	42,378	6,144
Advance from customers	(2,189)	(38,272)	(2,097)	(304)
Income tax payable	(40,148)	(25,111)	119	17
Accrued expenses and other current liabilities	(149,385)	7,767	(60,282)	(8,740)
Other non-current liability	68,739	(10,115)	(12,451)	(1,805)
Net Cash provided by/(used in) Operating Activities	157,302	(232,435)	(787,643)	(114,199)
Cash Flows from Investing Activities
Purchase of property, plant and equipment	(83,554)	(46,055)	(8,138)	(1,180)
Disposal of property, plant and equipment	—	2,520	—	—
Purchase of intangible assets	(1,220)	(7,027)	(1,782)	(258)
Purchase of term deposits	(212,065)	(5,000)	—	—
Proceeds from maturity of term deposits	207,065	5,000	5,000	725
Loans provided to third parties	(480)	—	—	—
Loans provided to related parties	—	—	(15,491)	(2,246)
Purchase of short-term investments	—	—	(16,339)	(2,369)
Disposal of short-term investments	—	—	3,981	577
Purchase of long-term investments	(82,221)	(1,072,783)	(12,733)	(1,846)
Disposal of long-term investments	—	20,000	2,841	412
Dividend received from an equity method investment	—	113	403	58
Acquisition of businesses and assets, net of cash acquired of RMB7,497	(26,713)	—	—	—
Deconsolidation of a subsidiary	(7,701)	20,000	—	—
Capital contribution from non-controlling interest	—	13,943	—	—
Other investing activities	9	—	—	—
Net Cash Used in Investing Activities	(206,880)	(1,069,289)	(42,258)	(6,127)
Cash Flows from Financing Activities
Exercise of share options	—	5,465	—	—
Bank borrowings received	1,207,793	1,473,567	838,859	121,623
Repayment of bank borrowings	(643,122)	(953,387)	(727,500)	(105,478)
Repurchase of ordinary shares	—	(13,763)	(53,216)	(7,716)
Proceeds from letter of credit factoring	—	—	310,265	44,984
Reverse factoring	—	39,195	(39,195)	(5,683)
Dividend distribution	—	—	(40,015)	(5,802)
Net Cash Provided by Financing Activities	564,671	551,077	289,198	41,928
Net increase in cash and cash equivalents and restricted cash	515,093	(750,647)	(540,703)	(78,398)
Effect of exchange rate changes	(43,334)	(15,564)	4,504	656
Cash and cash equivalents and restricted cash at beginning of the year	1,803,991	2,275,750	1,509,539	218,863
Cash and cash equivalents and restricted cash at end of the year	2,275,750	1,509,539	973,340	141,121
Supplemental disclosure of cash flow information
Income tax paid	82,406	74,377	3,443	499
Interest paid	14,858	47,132	55,847	8,097
Non-cash investing and financing activity
Payable for Intangible asset	1,641	1,031	—	—
Receivable from the disposal of a subsidiary	22,500	2,500	2,500	362
Conversion from convertible bond to equity interest investment	8,393	—	10,148	1,471
Disposal of previous equity interest in exchange for acquisition	87,716	—	—	—
Forgiveness of loan related to acquisition	13,711	—	—	—
Payable for property, plant and equipment	173	306	—	—
Payable for repurchasing of ordinary shares	—	8,044	129	19

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

1. ORGANAZATION AND PRINCIPAL ACTIVITIES

Zepp Health Corporation (the “Company”) was incorporated in the Cayman Islands in December 2014. The Company, its wholly owned subsidiaries and its variable interest entities (“VIEs”), Anhui Huami Information Technology Co., Ltd. (“Anhui Huami”), Huami (Beijing) Information Technology Co., Ltd. (“Beijing Huami”), Anhui Huami’s subsidiaries and Beijing Huami’s subsidiaries, are collectively referred to as the “Group”.

The Group primarily engages in the business of developing and manufacturing smart, wearable technological devices in the People’s Republic of China (“PRC”), and sells the products in PRC and overseas. During the years ended December 31, 2020, 2021 and 2022, the Group derived 69.0%, 53.5% and 41.0% of its revenue from sales of exclusively designed and manufactured smart wearable devices to one customer who is controlled by one of its shareholders.

As of December 31, 2022, details of the Company’s major subsidiaries, VIEs and major VIE’s subsidiary were as follows:

		Date of	Percentage
	Place of incorporation	Incorporation/acquisition	Of ownership
Major subsidiaries of the Company:
Hong Kong Zepp Holding Limited (“Zepp HK”)	Hong Kong (“HK”)	December 23, 2014	100%
ZEPP, INC. (“Zepp Inc”)	United States of America (“U.S.”)	January 15, 2015	100%
Beijing ShunYuan KaiHua Technology Co., Ltd. (“Shun Yuan”)	PRC	February 25, 2015	100%
Huami (Shenzhen) Information Technology Co., Ltd.	PRC	December 7, 2015	100%
Anhui Huami Health Technology Co., Ltd (“Anhui Health”)	PRC	December 28, 2015	100%
Zepp North America Inc. (“Zepp NA”)	U.S.	June 16, 2016	100%
Galaxy Trading Platform Limited (“Galaxy”)	HK	May 8, 2019	100%
Zepp Europe Holding B.V. (“Zepp Europe”)	Netherlands	June 11, 2020	100%
Zepp Netherlands Trading B.V. (“Netherland”)	Netherlands	April 20, 2021	100%
Variable interest entities of the Company:
Anhui Huami	PRC	December 27, 2013	Consolidated VIE
Beijing Huami	PRC	July 11, 2014	Consolidated VIE
Major subsidiary of Anhui Huami:
Anhui Huami Healthcare Co., Ltd. (“Anhui Healthcare”)	PRC	December 5, 2016	VIE’s subsidiary

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

1. ORGANAZATION AND PRINCIPAL ACTIVITIES - CONTINUED

Risks in relation to VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;
●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIEs;
●	limit the Group’s business expansion in China by way of entering into contractual arrangements;
●	impose fines, confiscating the income from the WFOE or the VIEs or imposing other requirements with which the Company’s PRC subsidiaries and VIEs may not be able to comply;
●	impose additional conditions or requirements with which the Group may not be able to comply;
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business or
●	require the Company or the Company’s PRC subsidiaries or VIEs to restructure the relevant ownership structure or operations.
●	Restrict or prohibit the use of the proceeds of any offerings to financing the business and operations in the PRC

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

Mr. Huang is the largest shareholder of Anhui Huami and Beijing Huami, and Mr. Huang is also the largest beneficiary owner of the Company. The interests of Mr. Huang as the largest beneficiary owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Huang is only one of the beneficiary shareholders of the Company, holding 28.4% of the total common shares as of December 31, 2022. The Company cannot assert that when conflicts of interest arise, Mr. Huang will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Huang may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Huang will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Huang as a beneficiary shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Huang, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Huang, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

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

The following financial position, financial performance and cash flow of the VIEs and VIEs’ subsidiaries were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions within the Group:

	As of December 31,
	2021	2022
	RMB	RMB
Total current assets	2,989,474	2,045,609
Total non-current assets	701,134	790,027
Total assets	3,690,608	2,835,636
Total current liabilities	1,937,301	1,521,807
Total non-current liabilities	479,676	484,496
Total liabilities	2,416,977	2,006,303

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenues	6,297,534	5,219,560	2,536,863
Net income/(loss)	751,803	(61,184)	(1,282)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	770,935	(295,860)	(226,419)
Net cash used in investing activities	(131,183)	(71,916)	(26,610)
Net cash provided by financing activities	564,671	32,024	445,570

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

Measured fair value on a recurring basis

The Group measured its financial assets primarily including available-for-sale investments at fair value on a recurring basis and equity securities with readily determinable fair value as of December 31, 2021 and 2022.

Measured fair value on a nonrecurring basis

The Group measured acquired intangible assets using the income approach-discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The fair values were determined using models with significant unobservable inputs (Level 3 inputs). The Group did not recognize any impairment loss related to acquired intangible assets arising from acquisitions during the years ended December 31, 2020, 2021 and 2022.

The Group measured goodwill at fair value on a nonrecurring basis when it is evaluated annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The fair value of the reporting unit is determined using discounted cash flows. The Group did not recognize any impairment loss related to goodwill during the years ended December 31, 2020, 2021 and 2022.

For equity investments without readily determinable fair values for which the Company elected to use the measurement alternative, the equity investment is measured at fair value on a nonrecurring basis when there is an orderly transaction for identical or similar investments of the same issuer.

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposit, accounts receivable, amounts due from related parties, available-for-sale investments, amount due from a related party, noncurrent, accounts payable, notes payable and others, short-term bank borrowings, amounts due to related parties and long-term bank borrowings. The Company carries its available-for-sales investments at fair value. The carrying amounts of cash and cash equivalents, restricted cash, term deposit, accounts receivable, amounts due from related parties, accounts payable, notes payable and others, amounts due to related parties and short-term bank borrowings approximate their fair values due to the short-term maturities of these instruments. The carrying amounts of amount due from a related party, noncurrent and long-term borrowings approximates its fair value as the interest rates are based on the prevailing interest rates in the market.

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

Restricted cash

Restricted cash represents deposits made to the bank for bank acceptance notes (or notes payable) issued by the Group. When the Group issues the bank acceptance notes, the banks require the Group to make a deposit for 30% to 75% of the face value of the bank acceptance notes issued as collateral. The deposits for unsettled bank acceptance notes are recorded as restricted cash in the consolidated balance sheets as of December 31, 2021 and 2022.

Term deposit

Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months and less than one year.

Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for doubtful accounts.

Allowance for doubtful accounts

The Group maintains an allowance for doubtful accounts for estimated losses on uncollected accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves. The Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit loss to reduce its accounts receivable to the amount that it believes will be collected. The Group uses the creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves to monitor the Group’s receivables within the scope of expected credit losses model and use these as a basis to develop the Group’s expected loss estimates. As of December 31, 2021 and 2022, the Company recorded RMB814 and RMB1,466 allowance for doubtful account.

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

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Short-term investments

Short-term investments are mainly consisting of investment in convertible bonds with a maturity of less than one year. These investments are accounted for as available-for-sale investments and measured at fair value. The Group recorded RMB1,243, RMB1,240, and RMB2,006 unrealized gains in accumulated other comprehensive income on such investments during the years ended December 31, 2020, 2021 and 2022, respectively.

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

Intangible assets, net

Acquired intangible assets other than goodwill consist of the domain name for the Company’s website www.zepp.com, an insurance brokerage license, trademark and patents.

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

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Leases

The Group leases administrative office spaces in different cities in the PRC, and in the United States and Canada under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and the initial direct costs it incurs under the lease. The Group begins recognizing operating lease expenses when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to four years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise. For all real estate leases, any non-lease components, including common area maintenance, have been separated from lease components and excluded from the associated right-of-use asset and lease liability calculations.

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur, determination of the Group’s weighted average cost of capital and consideration of the impact of COVID-19. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

The Group uses the one-step method for its goodwill impairment assessment for the years ended December 31, 2020, 2021 and 2022. Goodwill impairment is calculated as the amount by which a reporting unit’s carrying value exceeds its fair value.

During the years ended December 31, 2020, 2021 and 2022, the Group recognized nil impairment loss on goodwill.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, the determination of the weighted average cost of capital and the impact of COVID-19. The Group recorded nil impairment losses on its equity method investments during the years ended December 31, 2020, 2021 and 2022.

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

Available-for-sale investment is carried at its fair value and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. The Group recorded RMB(22,583), RMB1,345, and RMB40,140 unrealized (losses) /gains in accumulated other comprehensive income on its available-for-sale investments during the years ended December 31, 2020, 2021 and 2022, respectively.

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Company evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder’s equity. As of December 31, 2021 and 2022, there were no investments held by the Group that had been in continuous unrealized loss position.

Notes payable and others

Notes payable and others include short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes. The Group has utilized notes payable to settle amounts owed to suppliers and contractors. Notes payable and others also includes a letter of credit, which is issued by the bank to facilitate the settlement of the transactions with service providers. Once issued, the bank endorses to pay to the service provider, who is also the letter of credit holder, when the letter of credit matures. The short-term bank acceptance notes and the letter of credit are normally settled within three months and twelve months, respectively.

Revenue recognition

Nature of Goods and Services

The Group generates substantially all of its revenues from sales of smart wearable devices. The Group also generates a small amount of its revenues from its subscription-based services. For the years ended December 31, 2020, 2021 and 2022, the Group generated 69.0%, 53.5% and 41.0% of revenue from one customer for sales of exclusively designed and manufactured smart wearable devices, and generated 31.0%, 46.5% and 59.0% of revenue from sales of the Group’s self-branded products and others. Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods or services. The Group recognizes revenue, net of estimated sales returns and value-added taxes (“VAT”).

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

Sales of self-branded products and others

The Group’s revenue recognition for its self-branded products is consistent with that described in the preceding paragraphs.

Cooperation agreement with one customer

For the years ended December 31, 2020, 2021 and 2022, the Group generated 69.0%, 53.5% and 41.0% of revenue from one customer for sales of exclusively designed and manufactured smart wearable devices. That customer is also the sole distributor for such smart wearable devices and is controlled by one of the shareholders (see Note 22). Under the cooperation agreement with this customer, the Group produces and assembles final product for shipments of wearable devices to that customer, who are then responsible for commercial distribution and sale of the product. The arrangement includes two payment instalments. The first payment instalment is priced to recover the costs incurred by the Group in developing and shipping the devices to the customer and is due from the customer to the Group once the products have been delivered and accepted by the customer. The Group allocates the initial payment instalment between the hardware device, the software services, and the software upgrades based on their standalone selling price and recognizes revenue based on its recognition policy further described in the preceding paragraph. The Group is also entitled to receive a potential second instalment payment calculated as 50 percent of the future net profits from commercial sales made by the customer. The Group has determined that the second instalment consideration constitutes variable consideration and includes the amount in the transaction price to the extent it is not constrained and it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period (see below for further details). The second instalment is also allocated between the hardware device, the software services, and the software upgrades based on the relative standalone price and is recognized based on the Group’s recognition policy further described in the preceding paragraph. The Group’s revenue recognition policy of its products under its cooperation agreement is substantially consistent with that for its sales of self-branded products except that the instalment payments arrangement under the cooperation agreement is not available to the self-branded products.

During the year ended December 31, 2022, the Group also sold one specific generation of Xiaomi Wearable Product, accounting for 26.1% of consolidated revenue, which has a standard selling price and does not include installment payments described in the preceding paragraph. The revenue recognition for the sales of such specific generation of Xiaomi Wearable Product is consistent with the revenue recognition described for the self-branded products.

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

Value added taxes

VAT on sales was previously calculated at 17% on revenue from products before May 1, 2018 and thereafter, in accordance with Cai Shui [2018] No.32, the VAT rate decreased to 16%. Since April 1, 2019, in accordance with Cai Shui [2019] No.39, the VAT rate further decreased to 13%. VAT was calculated at 6% on the revenue from the service provided. The Group reports revenue net of VAT. Subsidiaries that are VAT general taxpayers are allowed to offset qualified input VAT paid against their output VAT liabilities.

Rights of return

The Group offers certain sales returns for products sold directly to end users and to its resellers. The Group estimates the amount of its products sales that may be returned by its end users and resellers and records this estimate as a reduction of revenue in the period the related revenue is recognized. The Group currently estimates product return liabilities using its expectations and historical experience.

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

Product warranty

The Group offers standard product warranty to its customers, for a 12-month period starting from the sales of the goods to the end users. The Group has the obligation to either repair or replace the defect product for the customers if the product is still under warranty. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. Warranty reserves are recorded as a cost of revenues.

Research and development expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel, materials, office rental expenses, general expenses and depreciation expenses associated with research and development activities.

Advertising expenses

Advertising expenses are expensed as incurred and included in selling and marketing expenses. Total advertising expenses were RMB136,974, RMB151,744 and RMB172,577 for the years ended December 31, 2020, 2021 and 2022, respectively.

Government subsidies

Government subsidies represent government grants received from local government authorities to encourage the Group’s technology and innovations and also other subsidies for production.

The Group records such government subsidies as other income or reduction of expenses or cost of revenues when it has fulfilled all of its obligation related to the subsidy.

During the years ended December 31, 2020, 2021 and 2022, the Group recognized RMB13,461, RMB23,140 and RMB41,054 as subsidy income and recognized RMB10,408, RMB103,660 and RMB53,563 as reduction of expenses or cost of revenues, respectively. As of December 31, 2021 and 2022, subsidies of RMB3,129 and RMB1,745 were recorded as other current liabilities, RMB175,053 and RMB162,602 were recorded as other non-current liabilities as the Group has to meet certain performance conditions required by the government authorities.

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

Share-based payment

Share-based payment transactions with employees, such as share options and restricted shares are measured based on the grant date fair value of the equity instrument. The Group has elected to recognize compensation expenses using the straight-line method. For all employee’s equity awards granted with graded vesting provided, the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award. The requisite service period is generally the vesting period of the award. The Group elects to recognize forfeitures when they occur.

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

In the financial statements of the Company’s subsidiaries and consolidated VIEs and VIEs’ subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of operations during the year in which they occur. For the years ended December 31, 2020, 2021 and 2022, the transaction gains amounted to RMB27,451, RMB18,156 and RMB12,086 were recorded in general and administrative expenses.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Foreign currencies - continued

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in US$ and RMB amounted to RMB435,205 and RMB990,222 as of December 31, 2021, RMB263,400 and RMB565,721 as of December 31, 2022, respectively.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows from RMB into US$ as of and during the year ended December 31, 2022 is solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8972, representing the rate as certified by the statistical release of the Federal Reserve Board of United States on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollar at that rate on December 31, 2022, or at any other rate.

Net income per share

Basic net income per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted income per ordinary share reflect the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group had share options, restricted shares and restricted stock units (“RSU”) which could potentially dilute basic income per ordinary share in the future. To calculate the number of shares for diluted income per ordinary shares, the effect of the share options, restricted shares and RSU is computed using the treasury stock method.

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

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Concentration of credit risk - continued

Accounts receivable concentration of credit risk is as below:

	As of December 31,
	2021		2022
	RMB		RMB
Company A	87,825	16.4%	124,319	18.2%
Company B	269,460	50.1%	287,160	42.1%
Total	357,285	66.5%	411,479	60.3%

Amounts due from related parties concentration of credit risk is as below:

	As of December 31,
	2021		2022
	RMB		RMB
Company C	286,341	96.9%	117,944	81.4%
Total	286,341	96.9%	117,944	81.4%

Revenue generated from Company C accounted for 69.1%, 53.5% and 41.0% of total revenue during the years ended December 31, 2020, 2021 and 2022, respectively. Company C is a subsidiary of a company controlled by one of the Group’s shareholders (see Note 22).

	For the years ended December 31,
	2020		2021		2022
	RMB		RMB		RMB
Company C	4,447,957	69.1%	3,340,857	53.5%	1,697,053	41.0%
Total	4,447,957	69.1%	3,340,857	53.5%	1,697,053	41.0%

Supplier Concentration

The Group relies on third parties for the supply and manufacturing of its products, as well as third-party logistics providers. In instances where these parties fail to perform their obligations, the Group may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time, if at all.

For the year ended December 31, 2020, 15.1% of its raw materials and semi-manufactures were purchased through Company D, respectively, but numerous alternate sources of supply are readily available on comparable terms. No purchases from a single suppliers account for more than 10% of total purchases during the years ended December 31, 2021 and 2022.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Newly adopted accounting pronouncements

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. The Group adopted ASU 2021-10 in the year ended December 31, 2022 and the adoption did not have a material impact on the Group’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

On September 29, 2022, the FASB issued ASU 2022-04 to enhance transparency about an entity’s use of supplier finance programs. ASU 2022-04 requires the buyer in a supplier finance program to disclose qualitative and quantitative information about the program, and at a minimum, the following information at least annually:

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

The key terms of the program, including payment terms and assets pledged as security or other forms of guarantees.

The amount of obligations outstanding at the end of the reporting period that the buyer has confirmed as valid and:

-	A description of where those obligations are presented in the balance sheet.
-	Rollforward information for the annual period showing the amount at the beginning of the period, the amount added during the period, the amount settled during the period, and the amount outstanding at the end of the period.

The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements but does not expect the adoption of this standard to have a material impact on its financial position, results of operations and cash flows.

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

PAI constituted less than 1% of revenue and total assets of the consolidated financial statement as of and during the year ended December 31, 2021 and 2022 and the results of operations attributable to PAI and pro forma results of operations for PAI have not been presented because they are not material to the consolidated statements of operations and comprehensive income for the years ended December 31, 2020, 2021 and 2022.

The purchase price was allocated as of June 12, 2020, the date of acquisition, as follows:

		Amortization
	RMB	period
Cash	5,554
Other current assets	4,704
Property, plant and equipment	149	3 years
Intangible assets
Patents	42,495	5 years
Goodwill	67,856
Other non-current assets	261
Other current liabilities	8,868
Deferred tax liabilities	6,374
Other non-current liabilities	2,980
Total	102,797

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

3. ACQUISITIONS – CONTINUED

Business acquisition of PAI Health Inc. (“PAI”) - continued

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

Asset acquisition of Guoxu Insurance Brokerage Co., Ltd. (“Guoxu”)

In July 2020, the Group entered into a purchase agreement with shareholders of Guoxu to acquire 100% of Guoxu’s equity ownership for a gross consideration of RMB67,914, of which RMB35,075 was related to the effective settlement of the selling shareholder’s loan payable to Guoxu upon closing. This resulted in a net cash consideration of RMB32,839.

Guoxu holds an insurance brokerage license. As of the acquisition day, the Group terminated all the labor relationship with the employees of Guoxu and did not buy any material contracts. The Group evaluated the acquisition of the purchased assets under ASC 805-Business Combination (ASC 805), and concluded that as substantially all of the fair value of the gross assets acquired is concentrated in the insurance brokerage license, the transaction did not meet the requirements to be accounted for as a business combination and therefore the transaction was accounted for as an asset acquisition.

4. DISPOSAL OF SUBSIDIARIES

Disposal of Shenzhen Yunding Information Technology Co., Ltd. (“Yunding”)

In December 2020, the Group sold 26.7% equity interest in Yunding to its founder for cash consideration of RMB22,500. The consideration also included a loan receivable from Yunding amounting to RMB24,514 to be repaid annually over three years for which the Group has a right to convert the unpaid balance into equity interest of Yunding after December 31, 2023. Yunding was previously part of the Group’s self-branded products and others segment. Subsequent to this disposal, the Group remeasured its remaining 24.3% investment in Yunding at fair value and accounted for it as equity method investment because the Group retained the ability to exercise significant influence. The fair value of its remaining investment in Yunding was estimated by using recent financing transaction of Yunding. The Group recognized RMB56,522 gain from deconsolidation of a subsidiary which was recorded as part of gain from deconsolidation of a subsidiary in the consolidated statements of operations for the year ended December 31, 2020. In 2021, the Group further sold 5% equity interest of Yunding for RMB20,000. The disposal of Yunding did not represent a strategic shift and did not have a major effect on the Group’s operation.

5. INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Raw materials	282,939	97,266
Work in process	224,013	130,536
Finished goods	742,375	794,121
Inventories, net	1,249,327	1,021,923

During the years ended December 31, 2020, 2021 and 2022, the Group recorded a provision for the excess and obsolete inventories amounting to RMB64,223, RMB51,336 and RMB39,551 respectively.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

6. SHORT-TERM INVESTMENTS

	As of December 31,
	2021	2022
	RMB	RMB
Convertible bonds:	19,351	34,316
Total:	19,351	34,316

Short-term investments included convertible bonds with maturities less than 1 year, which were classified as available-for-sales investments and measured at fair value. The Group recognized RMB1,243, RMB1,240 and RMB2,006 unrealized gains from these investments in 2020, 2021 and 2022.

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2021	2022
	RMB	RMB
Value-added tax recoverable	198,189	4,648
Other receivables	57,039	44,951
Prepaid expenses	51,156	53,682
Advances to suppliers	7,838	1,758
Rental deposits	816	3,213
Total	315,038	108,252

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Software and electronic equipment	78,854	77,693
Buildings	34,764	34,764
Leasehold improvements	81,759	90,720
Total	195,377	203,177
Less: accumulated depreciation	(70,832)	(112,238)
Construction in progress	9,328	9,666
Property, plant and equipment, net	133,873	100,605

The Group has recorded depreciation expenses of RMB14,949, RMB35,109 and RMB41,406 during the years ended December 31, 2020, 2021 and 2022, respectively. No impairment was recorded during the years ended December 31, 2020, 2021 and 2022.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

9. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Intangible assets with indefinite lives:
Domain name	2,024	2,024
Insurance brokerage license, trademark and others	42,617	44,399
Intangible assets with finite lives:
Patents and trademark	128,332	131,480
Less: accumulated amortization	37,391	54,603
Intangible assets, net	135,582	123,300

Amortization expenses for the intangible assets for the years ended December 31, 2020, 2021 and 2022, were RMB12,180, RMB16,775 and RMB17,212, respectively. Future amortization expenses relating to the existing intangible assets amounted to RMB17,374 per year for each of the next two years, RMB13,600 for the third year, RMB9,097 for the fourth and fifth year and RMB10,335 thereafter.

10. LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Equity securities without readily determinable fair value
Sifive, Inc. (“Sifive”) (a)	21,759	95,613
AliveCor, Inc., (“Alivecor”) (b)	14,988	24,582
Promaxo, Inc.(“Promaxo”) (c)	25,490	27,589
Other equity securities without readily determinable fair value (d)	81,775	91,141
Equity securities with readily determinable fair value
Hyperfine Inc. (e)	31,669	4,413
Equity method investments:
Jiangsu Yitong High-Tech Co, Ltd(“Jiangsu Yitong”) (f)	960,832	968,242
Hefei Huaying Xingzhi Fund Partnership (limited partnership) (“Huaying Fund I”) (g)	61,014	60,262
Anhui Huaying Zhihui Wulian Fund Parnership(limited partnership)(“Huaying Fund II”) (h)	200,067	212,803
Other equity method investments (i)	46,548	53,164
Available-for-sale investments
Yunding (j)	50,431	74,912
Other available-for-sale investments (k)	58,018	73,907
Total	1,552,591	1,686,628
(a)

In 2018, the Group invested RMB12,332 to acquire 1.01% equity interests in Sifive. Sifive is a private company engaging in the business of semiconductor. The equity interest is not considered in-substance common shares due to substantial liquidation preference rights. Accordingly, the investment in Sifive was accounted for as equity securities without readily determinable fair value. The Group recognized RMB3,304, nil and RMB66,322 gain from the fair value change of this investment during the years ended December 31, 2020, 2021 and 2022, respectively.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

10. LONG-TERM INVESTMENTS - CONTINUED

(b)

In 2019, the Group invested USD1,000 in a convertible bond issued by Alivecor with 3% interest rate. In February 2020, the Group converted the bond to 0.56% equity interest and the equity interest is not considered in-substance common shares due to substantial liquidation rights owned by the Group. Accordingly, the investment in Alivecor was accounted for equity securities without readily determinable fair value. The Group recognized RMB7,728, nil and RMB8,620 gain from the fair value change of this investment during the years ended December 31, 2020, 2021 and 2022, respectively.

(c)

In 2020, the Group invested USD4,000 to acquire 4.05% equity interests in Promaxo. Promaxo is a private company engaging in the business of Magnetic Resonance (“MR”) technology. The equity interest is not considered in-substance common shares due to substantial liquidation preference rights. Accordingly, the investment in Promaxo was accounted for as equity securities without readily determinable fair value. For the year ended December 31, 2020, 2021 and 2022, no fair value change was observed and recognized.

(d)

These other investments represent certain insignificant investments in the third-party private companies, which the Group has no significant influence over the investees and accounted for these investments using the measurement alternative method.

(e)

In December 2021, Hyperfine was successfully listed in the US capital market through a special purpose acquisition and the investment in Hyperfine was converted from equity securities without readily determinable fair value to equity securities with readily determinable fair value. The Group recorded RMB194 and RMB28,466 realized loss from the fair value change of this investment during the years ended December 31, 2021 and 2022, respectively.

(f)

In February 2021, the Group acquired 29.99% equity interest of Jiangsu Yitong, a company listed on the Shenzhen stock exchange, for a total cash consideration of RMB959.68 million. The purpose of the investment is to expand the healthcare ecosystem in the domestic market. The investment of Jiangsu Yitong is accounted for using the equity method as the Group can exercise significant influence through its board representation without obtaining control. During 2022, the Group further acquired 0.01% equity interest of Jiangsu Yitong. The Group recorded RMB1,152 and RMB7,580 income from this equity method investment during the year ended December 31, 2021 and 2022, respectively.

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

As of December 31, 2022, the carrying value of the investment in Jiangsu Yitong is RMB968,242 and the difference with the proportionate share of Jiangsu Yitong’s net assets was RMB813,101, which allocated into goodwill, intangible assets and others assets with the amount of RMB636,672, RMB172,940 and RMB3,489, respectively.

The intangible assets are trademark with indefinite life and patents with definite life, which are amortized on a straight-line basis over the estimated useful life of 3 to 7 years.

(g)

In 2016, the Group invested RMB50,000 to acquire a 49.5% equity interests in a limited partnership, Huaying Fund I, which is a fund engaged in investing activities in small and middle scale High Tech private companies. The Group accounted for the investment under the equity method because the investments are common stock and the Group has significant influence through its board seat but does not control Huaying Fund I. The Group recorded RMB(2,452), RMB7,910 and RMB(752) of (loss)/income from equity method investment during the years ended December 31, 2020, 2021 and 2022, respectively.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

10. LONG-TERM INVESTMENTS – CONTINUED

(h)

In 2019, the Group invested RMB102,000 to acquire a 34% equity interests in a limited partnership, Huaying Fund II, a fund engaged in investing activities in small and middle scale High Tech private companies. The Group accounted for the investment using the equity method as the Group has significant influence through its board seat but does not control Huaying Fund II. In March 2021, the Group paid the second installment of cash consideration in Huaying Fund II for an amount of RMB68 million. The Group recorded RMB5,297, RMB24,434 and RMB12,737 of income from equity method investment during the years ended December 31, 2020, 2021 and 2022, respectively.

(i)

The other equity method investments represent several insignificant investments classified as equity method investments as the Group has the ability to exercise significant influence but does not have control over the investees.

(j)

In 2020, the Group invested RMB22,000 in a convertible bond issued by Yunding with interest rates ranging from 4.35% to 8.7%. The Group also has some equity interests in Yuding and accounted them as available for sale investment due to the redemption feature included in the investment as of December 31, 2021 and 2022. During 2021, the Group disposed 5% equity interests in Yunding and recognized a realized gain with amount of RMB13,507 from the disposal. The Group also recorded an unrealized gain of nil, RMB903 and RMB20,943 in other comprehensive income/(loss) for the years ended December 31, 2020, 2021 and 2022, respectively.

(k)

Available-for-sale investments represent investments in debt securities and measured at fair value. Those investments mainly include investments in convertible bonds as well as investment with redemption features considered debt instruments.

The Group summarizes the condensed financial information of the Group’s equity investments using equity method as a group below in accordance with Rule 4-08 of Regulation S-X:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenue	28,087	330,685	412,975
Gross profit	15,114	198,495	147,434
Income from operations	3,011	140,006	68,663
Net income	3,042	137,681	66,039
Net income attributable to ordinary shareholders	3,042	137,681	66,039

	As of December 31,
	2021	2022
	RMB	RMB
Current assets	941,812	825,465
Non-current assets	780,128	913,919
Current liabilities	122,430	88,454
Non-current liabilities	36,807	1,386

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

11. FAIR-VALUE MEASUREMENT

Fair-value measurement on a recurring basis

As of December 31, 2021 and 2022, the financial assets measured at fair value on a recurring basis mainly consist of available-for-sale investments and equity securities with readily determinable fair value. Available-for-sale investment includes convertible bonds and redeemable preferred shares, which are recorded in short-term and long-term investments. The fair value hierarchy of these investments as of December 31, 2021 and 2022 are as follows:

	As of December 31, 2021
	Quoted Prices in		Significant
	Active Market for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
Description	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments:
Convertible bonds	—	19,351	—	19,351
Long-term investments:
Convertible bonds	—	43,055	—	43,055
Redeemable preferred shares	—	—	65,393	65,393
Equity securities with readily determinable fair value	—	31,669	—	31,669
Total:	—	94,075	65,393	159,468

	As of December 31, 2022
	Quoted Prices in		Significant
	Active Market for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
Description	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments:
Convertible bonds	—	—	34,316	34,316
Long-term investments:
Convertible bonds	—	—	38,741	38,741
Redeemable preferred shares	—	37,044	73,034	110,078
Equity securities with readily determinable fair value	4,413	—	—	4,413
Total:	4,413	37,044	146,091	187,548

For equity securities with readily determinable fair value, the fair value of the investment is measured as the quoted market price with discounts for lack of marketability as of December 31, 2021, and classified as level 2 investments. The investment is classified as level 1 measurement as the investment has readily quoted market price as of December 31, 2022, due to the passage of the sale restricted period.

The Group measured the fair value of the convertible bonds based on the respective principals, expected returns and the estimated conversion value. Those convertible bonds are classified in Level 2 or Level 3 depending on whether significant unobservable inputs are used in the fair value determination.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

11. FAIR-VALUE MEASUREMENT - CONTINUED

Fair-value measurement on a recurring basis - continued

The Group measured the fair value of the redeemable preferred shares based on the recent transactions or based on the market approach when no recent transactions are available. Recent transactions include the purchase price agreed by an independent third party for an investment with similar terms. These investments are classified as level 2 measurement. When no recent transactions are available, a market approach will be used by the Company to measure fair value. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. Specifically, some of the significant unobservable inputs included the investee’s historical earning, discount of lack of marketability, investee’s time to initial public offering as well as related volatility. The Company has classified these as level 3 measurement. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair values.

There are certain redeemable preferred shares and convertible bonds transferred from level 2 to level 3 during the years ended December 31, 2021 and 2022. The following table provides additional information about the reconciliation of the fair value measurements of assets using significant unobservable inputs (level 3).

Level 3
investments
RMB
Balance as of January 1, 2021	1,934
Initial recognition	24,960
Transfer from level 2	38,499
Balance as of December 31, 2021	65,393
Unrealized gain	19,575
Transfer from level 2	73,057
Transfer to level 2	(11,934)
Balance as of December 31, 2022	146,091

Fair-value measurement on a non-recurring basis

Goodwill and acquired intangible assets are measured at fair value on a non-recurring basis when an impairment is recognized. The Group measures goodwill at fair value annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value. The fair value of goodwill is determined using discounted cash flows, and an impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group measures acquired intangible assets using the income approach—discounted cash flow method, when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. During the years ended December 31, 2020, 2021 and 2022, no impairment loss was recognized for goodwill and intangible assets.

The Group measures long-term investments (excluding the equity securities with readily determinable fair values and available-for-sale investments) at fair value on a nonrecurring basis only if an impairment indicator exist or an observable price adjustment is available in the current period. For equity securities without readily determinable fair value for which the Group elected to use the measurement alternative, the investment is measured at fair value on a nonrecurring basis whenever there is an impairment or any changes resulting from observable price changes in an orderly transaction for the identical or a similar investment of the same issuer. The fair value of the investment is categorized as level 2 in the fair value hierarchy when directly or indirectly observable inputs in the market place are identified. Whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable, the fair value of aforementioned long-term investments is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate. During the years ended December 31, 2020, 2021 and 2022, the Group recognized an impairment loss of RMB nil, nil and 13,858 for the equity securities without readily determinable fair value.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2021	2022
	RMB	RMB
Deferred revenue	87,980	61,164
Current operating lease liabilities	50,092	42,320
Accrued payroll and welfare	41,948	25,875
Other tax payable	23,541	20,535
Product warranty	24,858	17,748
Accrued expenses	17,058	6,703
Refund liabilities	5,745	4,845
Government subsidies	3,129	1,745
Reverse factoring	39,195	—
Other current liabilities	22,537	16,884
Total	316,083	197,819

Product warranty activities were as follows:

RMB
Balance as of January 1, 2020	49,527
Provided during the year	74,742
Utilized during the year	(91,487)
Balance as of December 31, 2020	32,782
Provided during the year	63,540
Utilized during the year	(71,464)
Balance as of December 31, 2021	24,858
Provided during the year	27,146
Utilized during the year	(34,256)
Balance as of December 31, 2022	17,748

The warranty costs recorded in cost of revenues were RMB74,742, RMB63,540 and RMB27,146 during the years ended December 31, 2020, 2021 and 2022, respectively.

13. BANK BORROWINGS

The Group borrowed approximately RMB1,473,567 and RMB838,859 in different currencies from several commercial banks with weighted average interest rate of 3.83% and 3.13%, and repaid RMB953,387 and RMB727,500 in 2021 and 2022, respectively. These bank loans have maturities ranging from one to seven years and are used for the daily operations and investing activities of the Group. As of December 31, 2022, the unused lines of credit in the Group amounted to RMB1,789,015 which is available for future borrowing.

As of December 31, 2022, RMB464 million bank borrowing was provided by the bank for the sole use of the investment in Jiangsu Yitong and the Group has pledged 20.48% equity interest in Jiangsu Yitong to the bank. For some of the long-term bank borrowings, there are certain customary covenants regarding limits on levels of indebtedness, mergers, asset dispositions, changes in business, advances, investments, loans, restricted payments and financial condition such as the profitability, debt ratio, liquidation ratio and etc. Failure to meet any of the above requirements would result in an event of default that would allow lenders to declare amounts outstanding immediately due and payable and would allow the lenders to enforce their interests against collateral pledged if we were unable to settle the amounts outstanding. We were in compliance with all financial debt covenants as of December 31, 2022.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

13. BANK BORROWINGS - CONTINUED

The principal repayment schedule of the bank borrowings in the following five years is listed as below:

Repayment Amount
RMB
2023	512,000
2024	140,000
2025	260,000
2026	65,000
2027 and thereafter	219,210

14. DIVIDEND

On March 17, 2022, the Company announced a special cash dividend of US$0.025 per ordinary share (US$0.1 per ADS) on its outstanding shares to shareholders of record as of the close of trading on March 28, 2022. The ex-dividend date is March 25, 2022 and the dividend was paid in April 2022.

15. REVENUE AND DEFERRED REVENUE

Disaggregation of revenue

All the revenues for the period were recognized from contracts with customers. For the years ended December 31, 2020, 2021 and 2022, the majority of the Group’s revenues result from sales of products which was recognized at a point of time. The following table provides information about disaggregated revenue by products, including a reconciliation of the disaggregated revenue with reportable segments:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Xiaomi Wearable Products	4,438,081	3,340,857	1,697,053
Self-branded products and other	1,995,282	2,909,252	2,445,809
Total	6,433,363	6,250,109	4,142,862

During the years ended December 31, 2020, 2021 and 2022, the majority of the Group’s products are sold to resellers and distributors in the PRC. This includes products that have international versions which are first sold to the Group’s domestic distributors who subsequently distribute those products internationally.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

15. REVENUE AND DEFERRED REVENUE - CONTINUED

Contract balances

The following table provides information about receivables, deferred revenue and refund liability from contracts with customers:

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivables	537,084	682,103
Amounts due from related parties	295,614	138,614
Deferred revenue	87,980	61,164
Refund liability (sales return)	5,745	6,932

Accounts receivables are recorded when the right to consideration is unconditional and payments terms on invoiced amounts are typically 30 to 90 days. Amounts due from related parties include both amounts billed and unbilled due from related party under the cooperation agreement. As of December 31, 2021 and 2022, the amount due from related parties include the billed amount of RMB231,485 and RMB136,001, and unbilled amounted to RMB64,129 and RMB2,613, respectively. The amount billed is recorded when the right to the consideration is unconditional and payment terms on invoiced amounts are typically 30 to 60 days. Unbilled amount due from related party relate to contractual right to consideration under cooperation agreement for the second instalment payment not yet invoiced. The Company recorded no impairment charges related to contract assets during the years ended December 31, 2020, 2021 and 2022.

Deferred Revenue, recorded in accrued expenses in the consolidated balance sheet, include payment received in advance of performance under the contract related to software services which are realized over the estimated usage period and payment received related to a material right provided to a customer to acquire additional goods or services at a discount in a future period. Refund liability includes the Group’s estimated product sales that may be returned by the Group’s end users and resellers covered under the Group’s sale return policy. Refund liability is included in “Accrued expenses and other” and “Amounts due to related parties”. Additions to the allowance were RMB3,679, RMB84,869 and RMB 157,821 and deductions from the allowance were RMB3,895, RMB79,490 and RMB156,634 during the years ended December 31, 2020, 2021 and 2022.

During the years ended December 31, 2020, 2021 and 2022, the Group recognized RMB59,585, RMB51,780 and RMB87,980 of revenue previously included in deferred revenue as of December 31, 2019, December 31, 2020 and 2021, which mainly consist of revenue recognized related to its subscription-based service. Additionally, during the years ended December 31, 2020, 2021 and 2022, the Group billed RMB102,687, RMB80,675 and RMB64,129 to a related party, which was initially recorded as unbilled amount, mainly due to the timing of invoicing for the goods related to its cooperation agreement. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s performance and the customer’s payment.

16. INCOME TAXES

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

The Company’s subsidiaries, Zepp HK and Galaxy, are located in HK and are subject to a two-tiered income tax rates for taxable income earned in HK with effect from April 1, 2018. The first HK$2 million of profits earned by Zepp HK and Galaxy will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered income tax rate regime, each group of connected entities can nominate only one entity to benefit from the two-tiered income tax rate. Additionally, payments of dividends by the subsidiaries incorporated in HK to the Company are not subject to any HK withholding tax. Under the HK tax laws, the Company is exempted from the HK income tax on foreign-derived income.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

16. INCOME TAXES - CONTINUED

The Company’s subsidiaries Zepp Inc and Zepp NA are located in the U.S. and are subject to an income tax rate of 21% for taxable income earned as determined in accordance with relevant tax rules and regulations in the U.S.

The Company’s subsidiary Zepp Netherlands is located in Netherland and is subject to an income tax rate of 15% for taxable income earned as determined in accordance with relevant tax rules and regulations in Netherland.

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

The current and deferred components of income taxes appearing in the consolidated statements of operation are as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current tax expenses	42,257	31,543	379
Deferred tax benefits	(11,103)	(20,798)	(66,254)
Income tax expenses/(benefit)	31,154	10,745	(65,875)

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Accrued expenses and other current liabilities	47,005	46,958
Net operating loss carry forwards	75,100	178,689
Intra-entity transfer of certain intangible assets	28,290	26,726
Total deferred tax assets	150,395	252,373
Less: valuation allowance	(6,976)	(42,187)
Deferred tax assets, net	143,419	210,186

As of December 31, 2022, the Group had RMB1,119,767 operating losses deriving from entities in the PRC, HK, U.S., Canada, and etc. The operating losses in the PRC amounted to RMB942,754 and can be carried forward for five years, or ten years if the Group qualifies as HNTE and operating losses are not utilized, some will begin to expire in 2023. The operating loss incurred in the U.S. before December 31, 2017 can be carried forward for 20 years to offset future taxable profit, while other losses incurred after December 31, 2017 may be carried forward indefinitely. The tax losses incurred in HK can be carried forward indefinitely. The operating loss incurred in the Canada can be carried back 3 years and forward 20 years for deduction against any form of income.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

16. INCOME TAXES - CONTINUED

Management assesses the available positive and negative evidence in certain entities in the PRC, HK, U.S. and Canada to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets and determines the valuation allowance on an entity by entity basis. In making such determination, the Group considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-forward periods provided for in the tax law. On the basis of this evaluation, for the years ended December 31, 2021 and 2022, the Group recorded RMB6,976 and RMB42,187 valuation allowance for the deferred tax assets.

Reconciliation between the tax expense computed by applying the PRC enterprise tax rate of 25% to income before income tax and the actual income tax expense were as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Income/(loss) before income tax	265,609	106,669	(372,533)
Tax expense/(benefit) at PRC enterprise income tax rate of 25%	66,402	26,667	(93,133)
Effect of preferential tax rates	(41,869)	(19,387)	29,784
Tax effect of permanence differences	(20,001)	(34,587)	(53,808)
Effect of income tax rate differences in other jurisdictions	21,625	23,666	16,071
Change in tax rate	3,460	9,549	—
Changes in valuation allowances	1,537	4,837	35,211
Income tax benefits/(expenses)	31,154	10,745	(65,875)

If Anhui Huami, Anhui Health and Shun Yuan did not enjoy the tax holidays, tax expense would have increased by RMB41,869 and RMB19,387 for the years ended December 31, 2020 and 2021, respectively, and the tax benefit would have decreased by RMB29,784 for the year ended December 31, 2022. The decrease in basic net income per ordinary share would be RMB0.17 and RMB0.08 and the decrease in diluted net income per ordinary share would be RMB0.16 and RMB0.07 for the years ended December 31, 2020 and 2021. The increase in basic and diluted net loss per ordinary share would be RMB0.12 for the year ended December 31, 2022.

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

16. INCOME TAXES - CONTINUED

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIEs that are available for distribution amounted to RMB2,228,550 and RMB1,993,460 as of December 31, 2021 and 2022, respectively. Upon distribution of such earnings, the Company will be subject to PRC EIT taxes, the amount of which is impractical to estimate. The Company did not record any tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

The Group did not identify any significant unrecognized tax benefits for the years ended December 31, 2020, 2021 and 2022, respectively. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

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

17. ORDINARY SHARES

As of December 31, 2022, the Company had 405,462,685 ordinary shares authorized with a par value of US$0.0001 per share. There are two classes of ordinary shares which include the class A ordinary shares and class B ordinary shares. Holders of class A ordinary shares are entitled to one vote per share, while holders of class B ordinary shares are entitled to ten votes per share.

The Company repurchased 2,656,164 and 10,219,572 class A shares from the market for a total consideration of US$ 3,411 (RMB21,798) and US$6,905 (RMB45,365), at a weighted average price of US$ 1.284 and US$0.671 per share during the years ended December 31, 2021 and 2022, respectively. The shares are reserved for the employees and non-employees in the share incentive plan.

18. SHARE-BASED PAYMENT

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

18. SHARE-BASED PAYMENT – CONTINUED

2015 Share Incentive Plan - continued

During the years ended December 31, 2020, 2021 and 2022, the Group granted nil share options to personnel under the 2015 Plan.

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

During the years ended December 31, 2020, 2021 and 2022, the Group granted 4,030,108, 8,988,000 and 1,492,332 share options to certain personnel under the 2018 Plan. The weighted average exercise price of options granted during the years ended December 31, 2020, 2021 and 2022 was US$0 per share, US$0.01 per share and US$0 per share. The Group has recorded RMB42,316, RMB64,415 and RMB32,916 share-based compensation expenses related to options in 2015 plan and 2018 plan for the years ended December 31, 2020, 2021 and 2022, respectively.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with assistance from independent valuation firms. Assumptions used to determine the fair value of share options granted during the years ended December 31, 2020, 2021 and 2022 are summarized in the following table:

	For the years ended December 31,
	2020	2021	2022
Risk-free interest rate	0.67%-0.72%	1.66%	4.25%
Expected volatility	51.9%-52.0%	52.2%	52.4%
Expected life of option (years)	10	10	10
Expected dividend yield	0.0%	0.0%	0.0%
Fair value per ordinary share	RMB21.60-23.10	RMB8.05-12.98	RMB1.96

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

18. SHARE-BASED PAYMENT – CONTINUED

2018 Share Incentive Plan - continued

(iv) Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the contractual term of the options.

(v) Fair value of underlying ordinary shares

During the year ended December 31, 2020, 2021 and 2022, the fair value of the underlying ordinary shares is determined based on the closing market price of the share.

A summary of the stock option activity under the 2015 and 2018 Plan during the year ended December 31, 2022 is included in the table below.

		Weighted average
		exercise price
	Number of options	per option
		US$
Outstanding at January 1, 2022	16,798,153	0.07
Granted	1,492,332	—
Exercised	(4,357,100)	—
Forfeited	(1,105,682)	0.45
Outstanding at December 31, 2022	12,827,703	0.05

The following table summarizes information regarding the share options as of December 31, 2022:

	December 31, 2022
			Weighted
			average remaining
		Weighted	exercise
		average exercise	contractual	Aggregate
	Options Number	price per option	life (years)	intrinsic value
		US$		US$
Options
Outstanding	12,827,703	0.05	7.26	4,389
Exercisable	7,904,689	0.08	6.67	2,604
Expected to vest	4,923,014	—	8.21	1,784

The total intrinsic value of options exercised during the years ended December 31, 2020, 2021 and 2022 amounted RMB32,010, RMB14,094 and RMB10,894, respectively.

The weighted average grant date fair value of options granted during the year ended December 31, 2020, 2021 and 2022 was RMB22.42, RMB12.95 and RMB1.96 per share, respectively.

As of December 31, 2022, there was RMB47,616 of unrecognized compensation expenses related to the options.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

18. SHARE-BASED PAYMENT – CONTINUED

Restricted Stock Units

During the years ended December 31, 2020, 2021 and 2022, the Company granted 2,216,120, 2,034,432 and 100,972 restricted stock units respectively to employees. Most of the shares have a vesting period of four or five years of employment services with the various vesting percentage in each year, or 20% on an annual basis over a five-year vesting period. The restricted stock units are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested shares. In the event a non-vested shareholder’s employment for the Company is terminated for any reason prior to the fourth anniversary of the grant date, the holder’s right to the non-vested shares will terminate immediately. The outstanding restricted stock units shall be forfeited and automatically transferred to and reacquired by the Company at nil consideration.

The Group recognized compensation expenses over the service period on a straight-line basis. The aggregate fair value of the restricted stock units at grant dates was RMB137,036 as of December 31, 2022.The weighted average grant-date fair value of non-vested shares was RMB22.00 for the year ended December 31, 2022. The fair value of the vested restricted stock units was RMB21,020, RMB11,648 and RMB26,079 during the years ended December 31, 2020, 2021 and 2022.

During the years ended December 31, 2020, 2021 and 2022, the Group recorded compensation expenses of RMB22,838, RMB18,707 and RMB16,191 for the restricted stock units, respectively.

As of December 31, 2022, there was RMB29,700 unrecognized compensation expenses related to restricted stock units which is expected to be recognized over a weighted average vesting period of 2.13 years. The weighted average granted fair value of restricted stock units granted during the years ended December 31, 2020, 2021 and 2022 were RMB 22.84 per RSU, RMB21.44 per RSU and RMB6.88 per RSU.

A summary of the restricted stock units activity during the year ended December 31, 2022 is presented below:

RSUs
Unvested balance as of January 1, 2022	3,079,436
Granted	100,972
Forfeited	(213,700)
Vested	(1,268,408)
Unvested balance as of December 31, 2021	1,698,300

Total share-based compensation recognized during the years ended December 31, 2020, 2021 and 2022 was as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenues	—	—	—
General and administrative	38,605	32,247	21,353
Research and development	23,978	42,677	23,585
Selling and marketing	2,571	8,198	4,169
Total share-based compensation expenses	65,154	83,122	49,107

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

19. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB64,734, RMB104,650 and RMB101,345 during the years ended December 31, 2020, 2021 and 2022.

20. SEGMENT INFORMATION

The Group is mainly engaged in the business of smart wearable technology development. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer of the Group, who reviews financial information of operating segments when making decisions about allocating resources and assessing performance of the Group. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s CODM. During the years ended December 31, 2020, 2021 and 2022, the Group identified two operating segments. Those segments include Xiaomi wearable products and Self-branded products and others. The Xiaomi wearable products segment comprise of sales of Xiaomi-branded products. The self-branded products and others segment comprises of self-branded products. Both Xiaomi wearable product and Self-branded products and others have been identified as reportable segments. The Group primarily operates in the PRC and long-lived assets are mostly located in the PRC.

The Group’s CODM evaluates performance based on each reporting segment’s revenue, costs of revenues and gross profit. Revenues, cost of revenues and gross profits by segment are presented below. Separate financial information of operating income by segment is not available.

	For the year ended December 31, 2020
	Xiaomi	Self-branded
	wearable	products
	Products	and others	Total
	RMB	RMB	RMB
Revenues	4,438,081	1,995,282	6,433,363
Cost of revenues	3,706,495	1,394,203	5,100,698
Gross Profit	731,586	601,079	1,332,665

	For the year ended December 31, 2021
	Xiaomi	Self-branded
	wearable	products
	Products	and others	Total
	RMB	RMB	RMB
Revenues	3,340,857	2,909,252	6,250,109
Cost of revenues	2,754,086	2,190,381	4,944,467
Gross Profit	586,771	718,871	1,305,642

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

20. SEGMENT INFORMATION – CONTINUED

	For the year ended December 31, 2022
	Xiaomi	Self-branded
	wearable	products
	Products	and others	Total
	RMB	RMB	RMB
Revenues	1,697,053	2,445,809	4,142,862
Cost of revenues	1,394,460	1,945,286	3,339,746
Gross Profit	302,593	500,523	803,116

The Group does not evaluate its segment on a fully allocated cost basis nor does the Group keeps track of segment assets separately.

21. STATUTORY RESERVES AND RESTRICTED NET ASSETS

PRC legal restrictions permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC subsidiaries must make appropriations from after-tax profit to non-distributable statutory reserve funds as determined by the Board of Directors of the Group. Subject to certain cumulative limits including until the total amount set aside reaches 50% of its registered capital, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end). These reserve funds can only be used for specific purposes and are not distributable as cash dividends and the maximum required amount is 50% of registered capital. During the years ended December 31, 2020, 2021 and 2022, the Group accrued an additional RMB5,997, nil and nil statutory reserve from the new appropriable profit earned by certain PRC entities in the Group.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The balances of restricted net assets were RMB180,981, RMB252,220 and RMB252,220 as of December 31, 2020, 2021 and 2022, respectively.

22. RELATED PARTY BALANCES AND TRANSACTIONS

Name	Relationship with the Group
Xiaomi Communication Technology Co. Ltd.(“Xiaomi Communication”)	Controlled by one of the Company’s shareholders
Xiaomi Technology Co. Ltd. (“Xiaomi Technology”)	Controlled by one of the Company’s shareholders
Guangzhou Xiaomi Information Service Co. Ltd (“Xiaomi Information”)	Controlled by one of the Company’s shareholders
Youpin Information Technology Co. Ltd. (“Youpin Information”, together with Xiaomi Communication, Xiaomi Technology, Xiaomi Information as “Xiaomi”)	Controlled by one of the Company’s shareholders
Hefei Huaheng Electronic Technology Co. Ltd. (“Hefei Huaheng”)	Controlled by one of the Company’s shareholders
Shenzhen Yunding Information Technology Co., Ltd. (“Yunding”)	Significant influence by the Group
Hefei Jingyu Micro-electronics (“Hefei Jingyu”)	Significant influence by the Group
Gongqingcheng Yunding Ruiheng Investment Partnership (Limited Partnership). (“Gongqingcheng Yunding”)	Controlled by the founder of a company that the Group can exercise significant influence
Hefei Yizhi Electronic Technology Co., Ltd (“Hefei Yizhi”)	Controlled by one of the Company’s shareholders
Hefei Zepp Medical System Co., Ltd. (“Field Medical”)	Controlled by one of the Company’s shareholders
A vice president	Key management

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

22. RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

(1)Balances:

	As of December 31,
	2021	2022
	RMB	RMB
Amount due from related parties:
Current:
Xiaomi Communication (a)	286,341	117,944
Field Medical (b)	—	10,375
Hefei Jingyu	1,101	2,648
Hefei LianRui Microelectronics Technology Co. Ltd	2,452	2,452
Yunding (c)	2,330	2,330
Gongqingcheng Yunding (d)	2,500	2,500
Others (a)	890	365
Non-current
A vice president (e)	—	6,333
Total	295,614	144,947

	As of December 31,
	2021	2022
	RMB	RMB
Amount due to related parties, current:
Hefei Jingyu	48,052	36,864
Xiaomi Communication	—	2,087
Xiaomi Technology(f)	1,562	1,965
Others	509	62
Total	50,123	40,978

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

22. RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

(2)Transactions:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Sales to related parties:
Xiaomi Communication	4,447,957	3,340,857	1,697,053
Xiaomi Youpin	—	9,175	6,942
Others	1,800	—	—
Total	4,449,757	3,350,032	1,703,995

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Purchase from related parties
Hefei Jingyu (g)	—	146,847	222,174
Others	12,000	—	—
(a)	The amount due from Xiaomi represents receivables from the sales of products and services, which includes an unbilled amount of RMB64,129 and RMB2,613 as of December 31, 2021 and 2022, respectively.
(b)	The amount due from Field Medical represents borrowings the Group provided to Field Medical to support the daily operation.
(c)	The amount due from Yunding represents prepayment for the purchase of Yunding’ products which was collected in March 2023.
(d)	In December 2020, the Group sold 26.7% equity interest in Yunding for a cash consideration of RMB22,500 to Gongqingcheng Yunding, of which RMB20,000 has been received in January 2021.
(e)	The amount due from a vice president represents a loan provided to a key management.
(f)	The amounts due to Xiaomi Technology represent the payable for the cloud service received by the Group.
(g)

Hefei Jingyu is a subsidiary of Jiangsu Yitong, where the Group can exercise significant influence. During 2021 and 2022, the Group purchased some raw material from Hefei Jingyu with total transaction amount of RMB146,847 and RMB222,174.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

23. NET INCOME/(LOSS) PER SHARE

The computation of basic and diluted net income per share for the years ended December 31, 2020, 2021 and 2022 is as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Basic net income/(loss) per share calculation Numerator:
Net income/(loss) for the year attributable to the Company:	228,753	137,803	(288,308)
Net income/(loss) attributed to ordinary shareholders for computing net income per ordinary shares - basic	228,753	137,803	(288,308)
Denominator:
Weighted average ordinary shares outstanding used in computing net income/(loss) per ordinary shares – basic	248,470,684	252,167,610	246,283,328
Net income/(loss) per ordinary share attributable to ordinary shareholders—basic	0.92	0.55	(1.17)
Diluted net income/(loss) per share calculation
Net income/(loss) attributable to ordinary shareholders for computing net income per ordinary shares—basic and diluted	228,753	137,803	(288,308)
Denominator:
Weighted average ordinary shares outstanding used in computing net income per ordinary shares - basic	248,470,684	252,167,610	246,283,328
Effect of potentially diluted share options, restricted shares and RSUs	11,881,310	12,201,019	—
Weighted average ordinary shares outstanding used in computing net income per ordinary shares—diluted	260,351,994	264,368,629	246,283,328
Net income/(loss) per ordinary share attributable to ordinary shareholders—diluted	0.88	0.52	(1.17)

For the years ended December 31, 2020, 2021 and 2022, the following shares outstanding were excluded from the calculation of diluted net income per ordinary shares, as their inclusion would have been anti-dilutive for the years presented:

	For the years ended December 31,
	2020	2021	2022
Shares issuable upon exercise of share options, restricted shares and RSUs	89,165	301,946	7,390,487

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

The following table represents lease costs recognized in the Group’s consolidated statements of operation for the years ended December 31, 2020, 2021 and 2022. Lease costs are included in selling expenses, general and administrative expenses and research and development expenses on the Group’s consolidated statements of operations.

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating lease cost (1)	57,080	41,595	37,428
Sublease income	(537)	(3,591)	(8,796)
Total lease cost	56,543	38,004	28,632
(1)	Operating lease cost includes short-term lease costs, which was not material in the period presented.

The following table represents the components of leases that are recognized on the Group’s consolidated balance sheets as of December 31, 2021 and 2022.

	As of December 31,
	2021	2022
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	49,644	50,357
Non-cash Right-of-use assets in exchange for new lease liabilities:
Operating leases	2,157	1,674
Weighted average remaining lease term:
Operating leases	2.80 years	2.03 years
Weighted average discount rate:
Operating leases	5.27%	5.32%

The following is a maturity analysis of the annual undiscounted cash flows for the year ended December 31, 2022:

Year ending December 31,	RMB
2023	43,701
2024	26,291
2025	8,441
Total lease payments	78,433
Less: imputed interest	(4,423)
Present value of lease liabilities	74,010

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

25. SUBSEQUENT EVENT

2023 Share Incentive Plan

The Company adopted the 2023 Share Incentive Plan, approved and authorized by the board of directors of the Company, effective January 11, 2023. The maximum aggregate number of Class A ordinary shares of the Company available for grant as awards is 10,322,520 under the 2023 Share Incentive Plan.