Form 20-F
period 2023-12-31
Zepp Health Corp
filed 2024-04-23
CIK 1720446

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ……………………….

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

As of December 31, 2023, there were (i) 123,618,904 Class A ordinary shares issued and outstanding, par value US$0.0001 per share (excluding the 4,517,284 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2015 Share Incentive Plan, the 2018 Share Incentive Plan and the 2023 Share Incentive Plan and the 20,206,944 treasury shares in the form of ADSs that we repurchased under our share repurchase program), and (ii) 117,208,247 Class B ordinary shares issued and outstanding, par value US$0.0001 per share.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the smart wearable devices industry;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with Xiaomi, our other distributors, customers, contract manufacturers, component suppliers, strategic partners and other stakeholders;
●	regulatory and operating conditions in the geographical markets in which we operate;
●	competition in our industry; and
●	government policies and regulations relating to our industry.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

PART I

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

Zepp Health Corporation is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its consolidated variable interest entities, or VIEs. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in developing substantial proprietary technology to produce consumer health and fitness devices. Accordingly, we operate these businesses in China through the VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their nominee shareholders to control the business operations of the VIEs. The VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIEs accounted for 83.5%, 61.2% and 39.8% of our total revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As used in this annual report, “Zepp,” “the Parent,” “we,” “us,” “our company” or “our” refers to Zepp Health Corporation, its subsidiaries, and, in the context of describing our consolidated financial information, the consolidated VIEs and their subsidiaries in China. “Consolidated VIEs” refer to Anhui Huami Information Technology Co., Ltd. and Huami (Beijing) Information Technology Co., Ltd., each of which is a company incorporated in the PRC. Investors in our ADSs thus are not purchasing equity interest in the consolidated VIEs in China but instead are purchasing equity interest in Zepp Health Corporation, a Cayman Islands holding company.

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

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our PRC subsidiaries and VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value or become worthless. As such, the VIE structure involves unique risks to our investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.”

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

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—As the case in many other civil law jurisdictions, there are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

Zepp Health Corporation, our Cayman Islands holding company, or the Parent, may transfer cash to our wholly-owned Hong Kong subsidiary by making capital contributions or providing intra-group loans. Our Hong Kong subsidiary, in turn, may transfer cash to our PRC subsidiaries by making capital contributions or providing intra-group loans to them, provided that the statutory procedures under the PRC laws and regulations have been complied with. If our PRC subsidiaries realize accumulated after-tax profits, they may, upon satisfaction of statutory conditions and procedures, pay dividends or distribute earnings to our Hong Kong Subsidiary. Our Hong Kong subsidiary, in turn, may transfer cash to the Parent through dividends or other distributions. With necessary funds, the Parent may pay dividends or make other distributions to U.S. investors and service any debt it may have incurred outside of the PRC. In addition, in the ordinary course of our business, Anhui Huami, one of the VIEs, sells our smart wearable products to Galaxy Trading Platform Limited, our intermediary company in Hong Kong, which in turn sells the products to overseas third parties. Anhui Huami also sells products to Zepp North America Inc. and Zepp Netherlands Trading B.V. for the products to be distributed to local distributors and consumers in the U.S. and Europe, respectively. These entities settle payments of the smart wearable products in accordance with the specific transaction value and payment terms under the relevant contracts.

Because the Parent and its subsidiaries consolidate the financial results of the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and its subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for intra-group transactions. The VIEs may transfer cash to our WFOE by paying service fees according to the exclusive business cooperation agreements entered into by and among our WFOE, the VIEs and their respective shareholders. Pursuant to these agreements between each of the VIEs and the corresponding WFOE, each of the VIEs agrees to pay the relevant WFOE (i) service fee at an amount that is equal to 100% of the net income of the VIE under local GAAP for the relevant year, which is subject to adjustments both upward and downward in accordance with the WFOE’s sole discretion, and (ii) service fee for certain other technical services provided to the VIE by the WFOE, the amount of which is to be mutually agreed between the VIE and the WFOE when such services are rendered, based on the nature and workload of such services. In the future, we plan to retain our sole discretion to determine the specific amount of the service fees payable by the VIEs pursuant to the contractual arrangements, and to obtain the earnings of the VIEs through charging service fees and collect the payments from the VIEs, taking into consideration of the business growth and working capital needs of the WFOE and the VIEs. For details of the financial position, cash flows and results of operations of the VIEs, see “Financial Information Related to the VIEs.”

We have established stringent controls and procedures for cash flows within our organization. We have a centralized cash management system in place, consisting of a series of manuals and policies on funds management, bank accounts management, financing activities and safe handling of cash and assets. The system ensures that every fund transfer between our Cayman Islands holding company and a subsidiary, the VIEs or the subsidiaries of the VIEs goes through an appropriate review and approval process. The cash of our group is under the unified management of our finance department. Each cash requirement with intercompany transaction agreements, after analyzed by the specialist in the treasury department, is reviewed by the head of treasury department and the group finance controller. After such cash requirement is approved by the two responsible persons, the head of treasury department approves the cash transfer to the relevant operating entities. Besides, we have made offshore and onshore cash pooling arrangements with banks, which allow us to centralize our intra-group cash management across various subsidiaries. Account transfers are performed automatically between the accounts of the pool leader and the other pool participants, which are our operating entities. Our offshore entities outside of the mainland of China with the function of centralized cash management in offshore cash pooling arrangement mainly include Galaxy Trading Platform Ltd., our intermediate Hong Kong company acting as the pool leader, our subsidiaries in North America and our subsidiaries in Europe. In addition, entities within the mainland of China that participate in cash pooling arrangement with similar functions mainly include Shunyuan Kaihua (the WFOE and the primary beneficiary of the VIEs), Shanghai Shengyin Technology Co., Ltd. (a wholly-owned subsidiary of Shunyuan Kaihua) and Anhui Huami (a consolidated VIE). The centralized cash management function in these entities lead to daily cash transferred and dispatched to the remaining consolidated subsidiaries and consolidated VIEs. We have complied with the applicable laws and regulations for the operation of such cash centralized management accounts and completed necessary registration and approval procedures with governmental authorities. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares and other financing activities. The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2021	2022	2023

	(RMB in thousands)
Cash transferred from Hong Kong company to PRC subsidiaries, the VIEs and the subsidiaries of the VIEs	70,099	(40,544)	(186,494)
Net cash received/(paid) by the VIEs from/(to) our subsidiaries in operating activities	374,705	(486,252)	(448,259)
Net cash paid by the VIEs to our subsidiaries in investing activities	(290,767)	—	—

For more details, see the condensed consolidating schedule and consolidated financial statements under “Financial Information Related to the VIEs.” Except the transactions described above, for the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary or a VIE, no subsidiaries or VIE paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. Through the contractual arrangements, the VIEs may transfer cash to the WFOE by paying service fees according to the exclusive business cooperation agreements entered into by and among the WFOE, the VIEs and their respective shareholders. Pursuant to these agreements between each of the VIEs and the corresponding WFOE, each of the VIEs agrees to pay the relevant WFOE (i) service fee at an amount that is equal to 100% of the net income of the VIE under local GAAP for the relevant year, which is subject to adjustments both upward and downward in accordance with the WFOE’s sole discretion, and (ii) service fee for certain other technical services provided to the VIE by the WFOE. If and when such other technical services are provided, the amount to be charged is to be mutually agreed between the VIEs and the WFOE based on the nature and workload of the services. Historically, the WFOE has not charged such service fees, and as such, there is currently no fees to be settled under the contractual arrangements. In April 2022, our Cayman Islands holding company declared and distributed cash dividends with the amount of approximately US$6.3 million to its shareholders and ADS holders, which was funded by surplus cash on our balance sheet. Other than the cash dividends paid in April 2022, we currently intend to retain our available funds and any future earnings to operate and expand our business.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. Under the Enterprise Income Tax Law of the PRC and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Dividends paid by our wholly foreign-owned subsidiary in China to our intermediate holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the China-HK Taxation Arrangement. Effective from January 1, 2020, if our Hong Kong subsidiary satisfies all the requirements under such arrangement, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. It could obtain such entitlement by itself at the time of making tax returns, or at the time of making withholding declarations via withholding agents. At the same time, the Hong Kong entity shall collect, gather and retain relevant materials for future reference in accordance with applicable rules, and shall accept the follow-up administration of tax authorities. However, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” for more details. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

(4)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign-invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

In addition, our PRC subsidiaries, the VIEs and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our loans or additional capital contributions to our PRC subsidiaries are subject to PRC regulations of loans to, and direct investment in, PRC entities by offshore holding companies. Foreign exchange regulations in China may also make it difficult for us to make loans or additional capital contributions to our PRC subsidiaries.”

Permissions Required from the PRC Authorities for Our Operations

We conduct a significant portion of our business through our subsidiaries and VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for our business operations, including, among other things, the Business License, the Intent Content Provider License and the Medical Device Production License. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. Any failure to obtain or delay in obtaining such permissions or approvals, or a rescission of any such approval if obtained by us, would subject us to sanctions by the applicable PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—As the case in many other civil law jurisdictions, there are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Furthermore, in connection with offering and listing in an overseas market, we, our PRC subsidiaries and the VIEs, under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies as well as five supporting guidelines, released by the China Securities Regulatory Commission, or the CSRC, on February 17, 2023, and effective on March 31, 2023, may be required to fulfill filing procedures with and report material events to the CSRC, and under the Measures for Cybersecurity Review, which is effective on February 15, 2022, as well as its relevant laws, regulations and regulatory rules, may be required to go through cybersecurity review by the Cyberspace Administration of China. As of the date of this annual report, we have not received or were denied such requisite approval by the CSRC, nor have we been subject to any cybersecurity review made by the Cyberspace Administration of China. If we fail to obtain the requisite approval or complete other filing procedures, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with and/or approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or obtain such approval” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We collect, store, process and use personal information and other user data, which subjects us to laws, governmental regulations and other legal obligations related to privacy, information security and data protection, and any actual or perceived failure to comply with such legal obligations could harm our brand and business.”

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operating data for the years ended December 31, 2021, 2022 and 2023, selected consolidated balance sheet data as of December 31, 2022 and 2023 and selected consolidated cash flow data for the years ended December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operating data for the years ended December 31, 2019 and 2020, the selected consolidated balance sheet data as of December 31, 2019, 2020 and 2021 and selected consolidated cash flow data for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Selected Consolidated Statements of Operating Data:
Revenues(1)	5,812,255	6,433,363	6,250,109	4,142,862	2,495,322	351,459
Cost of revenues(2)	4,344,512	5,100,698	4,944,467	3,339,746	1,837,543	258,813
Gross profit	1,467,743	1,332,665	1,305,642	803,116	657,779	92,646
Operating expenses:
Research and development(3)	430,822	538,009	515,081	517,122	361,812	50,960
General and administrative(3)	248,462	261,805	258,346	235,932	188,508	26,551
Selling and marketing(3)	181,975	358,655	438,273	460,304	314,563	44,305
Total operating expenses	861,259	1,158,469	1,211,700	1,213,358	864,883	121,816
Operating income/(loss)	606,484	174,196	93,942	(410,242)	(207,104)	(29,170)
Other income and expenses:
Realized gain from investments	1,822	—	13,507	597	777	109
Gain from deconsolidation of a subsidiary	—	56,522	—	—	—	—
Interest income	33,478	46,118	16,686	12,334	21,917	3,087
Interest expense	—	(22,623)	(44,884)	(57,001)	(47,704)	(6,719)
Gain from fair value change of long-term investments	—	12,325	—	51,817	1,249	176
Impairment loss from long-term investments	(2,600)	—	—	(13,858)	(2,263)	(319)
Other income/(expenses), net	13,186	(929)	27,418	43,820	(3,658)	(515)
Income/(Loss) before income tax	652,370	265,609	106,669	(372,533)	(236,786)	(33,351)
Income taxes (provision)/benefit	(77,887)	(31,154)	(10,745)	65,875	15,822	2,228
Income/(Loss) before income/(loss) from equity method investments	574,483	234,455	95,924	(306,658)	(220,964)	(31,123)
(Loss)/Income from equity method investments	(1,112)	(4,749)	41,028	17,657	8,382	1,181
Net income/(loss)	573,371	229,706	136,952	(289,001)	(212,582)	(29,942)
Less: net (loss)/income attributable to non-controlling interest	(1,825)	953	(851)	(693)	(465)	(65)
Net income/ (loss) attributable to Zepp Health Corporation	575,196	228,753	137,803	(288,308)	(212,117)	(29,877)
Net income/ (loss) per share attributable to ordinary shareholders of Zepp Health Corporation:
Basic income/(loss) per ordinary share	2.35	0.92	0.55	(1.17)	(0.87)	(0.12)
Diluted income/(loss) per ordinary share	2.24	0.88	0.52	(1.17)	(0.87)	(0.12)

Notes:

(1)	Includes RMB4,281.0 million, RMB4,449.8 million, RMB3,350.0 million, RMB1,704.0 million and RMB644.9 million (US$90.8 million) with related parties for the years ended December 31, 2019, 2020, 2021, 2022 and 2023, respectively.
(2)	Includes RMB3,342.1 million, RMB3,713.5 million, RMB2,760.0 million, RMB1,399.5 million and RMB576.1 million (US$81.1 million) resulting from related parties sales for the years ended December 31, 2019, 2020, 2021, 2022 and 2023, respectively.
(3)	Share-based compensation expenses were included in operating expenses. Our share-based compensation expenses were the result of our grants of options, restricted shares and restricted share units under our share incentive plans to our employees.

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	1,803,117	2,273,349	1,468,499	886,632	949,036	133,669
Restricted cash	874	2,401	41,040	86,708	48,282	6,800
Accounts receivable (net of allowance of RMB814, RMB1,466 and RMB1,466 as of December 31, 2021, 2022 and 2023, respectively)	188,940	298,038	537,084	682,103	431,159	60,727
Amount due from related parties (net of allowance of nil, nil and nil as of December 31, 2021, 2022 and 2023, respectively)	1,421,170	860,213	295,614	138,614	61,098	8,605
Inventories	893,806	1,217,537	1,249,327	1,021,923	602,688	84,887
Total current assets	4,392,452	4,827,866	3,930,953	2,958,548	2,248,780	316,732
Non-current assets:
Property, plant and equipment, net	64,350	124,619	133,873	100,605	63,397	8,929
Total non-current assets	782,291	1,075,853	2,154,548	2,309,095	2,263,351	318,787
Total assets	5,174,743	5,903,719	6,085,501	5,267,643	4,512,131	635,519
Current liabilities:
Accounts payable	1,999,951	1,951,335	1,317,306	456,585	264,726	37,286
Short-term bank borrowings	—	504,671	358,000	512,000	12,000	1,690
Total liabilities	2,677,155	3,173,461	3,152,062	2,582,722	2,007,621	282,767
Total liabilities and equity	5,174,743	5,903,719	6,085,501	5,267,643	4,512,131	635,519

The following table presents our selected cash flows for the years indicated.

	Years Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	427,999	157,302	(232,435)	(787,643)	298,674	42,067
Net cash (used in)/ provided by investing activities	(112,703)	(206,880)	(1,069,289)	(42,258)	54,718	7,706
Net cash provided by/(used in) financing activities	25,609	564,671	551,077	289,198	(295,038)	(41,555)
Net increase/(decrease) in cash and cash equivalents and restricted cash	340,905	515,093	(750,647)	(540,703)	58,354	8,218
Exchange rate effect on cash and cash equivalents	11,274	(43,334)	(15,564)	4,504	(34,376)	(4,841)
Cash, cash equivalents and restricted cash at the beginning of year	1,451,812	1,803,991	2,275,750	1,509,539	973,340	137,092
Cash, cash equivalents and restricted cash at end of year	1,803,991	2,275,750	1,509,539	973,340	997,318	140,469

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

Selected Condensed Consolidating Statements of Operations Data

	For the Year Ended December 31, 2023
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)
Third-party revenues	—	1,502,248	—	993,074	—	2,495,322
Inter-company revenues	—	378,700	147,194	1,525,523	(2,051,417)	—
Total revenues	—	1,880,948	147,194	2,518,597	(2,051,417)	2,495,322
Total cost and expenses	(71,549)	(1,834,361)	(135,208)	(2,476,389)	1,815,081	(2,702,426)
(Loss)/income from subsidiaries and VIEs	(140,568)	24,953	14,652	—	100,963	—
Other income and expense	—	(22,016)	(1,108)	(6,522)	(36)	(29,682)
(Loss)/income before income tax expenses	(212,117)	49,524	25,530	35,686	(135,409)	(236,786)
Income tax benefits/(provision)	—	3,132	(577)	(30,779)	44,046	15,822
(Loss)/income before loss from equity method investments	(212,117)	52,656	24,953	4,907	(91,363)	(220,964)
(Loss)/income from equity method investments	—	(1,363)	—	9,745	—	8,382
Net (loss)/income	(212,117)	51,293	24,953	14,652	(91,363)	(212,582)
Net loss attributable to non-controlling interests	—	465	—	—	—	465
Net (loss)/income attributable to Zepp Health Corporation’s shareholders	(212,117)	51,758	24,953	14,652	(91,363)	(212,117)

	For the Year Ended December 31, 2022
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)
Third-party revenues	—	1,605,999	—	2,536,863	—	4,142,862
Inter-company revenues	—	376,730	100,101	1,514,863	(1,991,694)	—
Total revenues	—	1,982,729	100,101	4,051,726	(1,991,694)	4,142,862
Total cost and expenses	(56,813)	(2,123,058)	(225,010)	(4,182,082)	2,033,859	(4,553,104)
(Loss)/income from subsidiaries and VIEs	(231,495)	(162,902)	(66,341)	—	460,738	—
Other income and expense	—	3,304	4,867	29,538	—	37,709
(Loss)/income before income tax expenses	(288,308)	(299,927)	(186,383)	(100,818)	502,903	(372,533)
Income tax benefits/(provision)	—	20,258	23,481	25,063	(2,927)	65,875
(Loss)/income before loss from equity method investments	(288,308)	(279,669)	(162,902)	(75,755)	499,976	(306,658)
Income from equity method investments	—	8,243	—	9,414	—	17,657
Net (loss)/income	(288,308)	(271,426)	(162,902)	(66,341)	499,976	(289,001)
Net loss attributable to non-controlling interests	—	693	—	—	—	693
Net (loss)/income attributable to Zepp Health Corporation’s shareholders	(288,308)	(270,733)	(162,902)	(66,341)	499,976	(288,308)

	For the Year Ended December 31, 2021
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)
Third-party revenues	—	1,030,549	—	5,219,560	—	6,250,109
Inter-company revenues	—	533,943	240,103	1,202,152	(1,976,198)	—
Total revenues	—	1,564,492	240,103	6,421,712	(1,976,198)	6,250,109
Total costs and expenses	(94,824)	(1,561,349)	(240,920)	(6,063,153)	1,804,079	(6,156,167)
Income/(loss) from subsidiaries and VIEs	232,566	378,511	384,365	—	(995,442)	—
Income/(loss) from non-operations	61	1,174	(10)	34,728	(23,226)	12,727
Income/(loss) before income tax expenses	137,803	382,828	383,538	393,287	(1,190,787)	106,669
Income tax benefits/(provision)	—	8,501	(5,027)	(42,509)	28,290	(10,745)
Income/(loss) before loss from equity method investments	137,803	391,329	378,511	350,778	(1,162,497)	95,924
Income from equity method investments	—	7,441	—	33,587	—	41,028
Net income/(loss)(1)	137,803	398,770	378,511	384,365	(1,162,497)	136,952
Net loss attributable to non-controlling interests	—	851	—	—	—	851
Net income/(loss) attributable to Zepp Health Corporation’s shareholders	137,803	399,621	378,511	384,365	(1,162,497)	137,803

Note:

(1)	The net income includes gain from inter-company transactions where the VIEs sold out products through our other subsidiaries functioning as international distributors of the group.

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2023
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)
Assets
Cash and cash equivalents	1,731	188,662	152	758,491	—	949,036
Restricted cash	—	9,511	—	38,771	—	48,282
Accounts receivable, net	—	288,142	6,014	137,003	—	431,159
Amount due from related parties	—	2,643	—	58,455	—	61,098
Inventories, net	—	268,349	—	285,573	48,766	602,688
Short-term investments	—	20,825	—	15,761	—	36,586
Prepaid expenses and other current assets	3,201	60,460	860	55,410	—	119,931
Intra-group receivable due from the Company’s subsidiaries	874,979	487,558	51,971	2,084,884	(3,499,392)	—
Total current assets	879,911	1,326,150	58,997	3,434,348	(3,450,626)	2,248,780
Property, plant and equipment, net	—	7,099	895	55,403	—	63,397
Intangible assets, net	—	436,546	56,236	40,012	(462,733)	70,061
Long-term investments	—	1,535,651	20,000	467,589	(329,629)	1,693,611
Investment in subsidiaries and VIEs	1,741,996	240,563	332,676	—	(2,315,235)	—
Deferred tax assets	—	62,093	41,749	56,789	69,410	230,041
Amount due from a related party, non-current	—	6,692	—	14,262	—	20,954
Operating lease right-of-use assets	—	26,918	9,621	11,873	—	48,412
Goodwill	—	68,023	—	—	—	68,023
Other non-current assets	—	4,236	1,187	63,429	—	68,852
Intra-Group noncurrent receivable due from the Company’s subsidiaries	—	—	—	37,478	(37,478)	—
Total non-current assets	1,741,996	2,387,821	462,364	746,835	(3,075,665)	2,263,351
Total assets	2,621,907	3,713,971	521,361	4,181,183	(6,526,291)	4,512,131
Liabilities
Accounts payable	—	2,885	—	261,841	—	264,726
Advance from customers	—	—	—	1,653	—	1,653
Amount due to related parties	—	81	11,032	13,558	—	24,671
Accrued expenses and other current liabilities	471	75,086	8,014	232,021	—	315,592
Intra-group payable due to the Company’s subsidiaries	128,860	2,948,626	196,404	217,345	(3,491,235)	—
Income tax payables	—	6,586	—	417	—	7,003
Notes payable	—	—	—	475,629	—	475,629
Short-term bank borrowings	—	—	—	12,000	—	12,000
Total current liabilities	129,331	3,033,264	215,450	1,214,464	(3,491,235)	1,101,274
Deferred tax liabilities	—	2,715	—	26,886	—	29,601
Long-term borrowings	—	315,000	—	545,000	(7,867)	852,133
Other non-current liabilities	—	—	—	1,916	—	1,916
Intra-Group noncurrent payable due to the Company’s subsidiaries	—	29,612	—	—	(29,612)	—
Non-current operating lease liabilities	—	16,053	5,455	1,189	—	22,697
Total non-current liabilities	—	363,380	5,455	574,991	(37,479)	906,347
Total liabilities	129,331	3,396,644	220,905	1,789,455	(3,528,714)	2,007,621
Total equity	2,492,576	317,327	300,456	2,391,728	(2,997,577)	2,504,510
Total liabilities and equity	2,621,907	3,713,971	521,361	4,181,183	(6,526,291)	4,512,131

	As of December 31, 2022
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)
Assets
Cash and cash equivalents	3,818	149,758	119,072	613,984	—	886,632
Restricted cash	—	620	—	86,088	—	86,708
Accounts receivable, net	—	304,275	3,217	374,611	—	682,103
Amount due from related parties	—	1,217	—	137,397	—	138,614
Inventories, net	—	294,518	—	735,600	(8,195)	1,021,923
Short-term investments	—	7,198	—	27,118	—	34,316
Prepaid expenses and other current assets	3,369	28,993	5,079	70,811	—	108,252
Intra-group receivable due from the Company’s subsidiaries	850,623	1,045,050	201,527	1,916,093	(4,013,293)	—
Total current assets	857,810	1,831,629	328,895	3,961,702	(4,021,488)	2,958,548
Property, plant and equipment, net	—	12,045	6,190	82,370	—	100,605
Intangible assets, net	—	162,315	65,072	65,004	(169,091)	123,300
Long-term investments	—	1,230,599	—	456,029	—	1,686,628
Investment in subsidiaries and VIEs	1,914,207	447,195	338,024	—	(2,699,426)	—
Deferred tax assets	—	56,702	42,326	85,794	25,364	210,186
Amount due from a related party, non-current	—	6,333	—	—	—	6,333
Operating lease right-of-use assets	—	35,496	2,909	27,168	—	65,573
Goodwill	—	66,081	—	—	—	66,081
Other non-current assets	—	5,154	839	44,396	—	50,389
Intra-Group noncurrent receivable due from the Company’s subsidiaries	—	—	—	377,084	(377,084)	—
Total non-current assets	1,914,207	2,021,920	455,360	1,137,845	(3,220,237)	2,309,095
Total assets	2,772,017	3,853,549	784,255	5,099,547	(7,241,725)	5,267,643
Liabilities
Accounts payable	—	4,411	135	452,039	—	456,585
Advance from customers	—	—	—	2,133	—	2,133
Amount due to related parties	—	—	2,065	38,913	—	40,978
Accrued expenses and other current liabilities	178	67,526	10,238	119,877	—	197,819
Intra-group payable due to the Company’s subsidiaries	99,317	2,694,203	496,314	729,201	(4,019,035)	—
Income tax payables	—	2,308	—	407	—	2,715
Notes payable	—	—	—	456,438	—	456,438
Short-term bank borrowings	—	60,000	—	452,000	—	512,000
Total current liabilities	99,495	2,828,448	508,752	2,251,008	(4,019,035)	1,668,668
Deferred tax liabilities	—	3,159	—	32,393	—	35,552
Long-term borrowings	—	415,000	—	280,000	(10,790)	684,210
Other non-current liabilities	—	775	—	161,827	—	162,602
Intra-Group noncurrent payable due to the Company’s subsidiaries	—	366,293	—	—	(366,293)	—
Non-current operating lease liabilities	—	21,414	—	10,276	—	31,690
Total non-current liabilities	—	806,641	—	484,496	(377,083)	914,054
Total liabilities	99,495	3,635,089	508,752	2,735,504	(4,396,118)	2,582,722
Total equity	2,672,522	218,460	275,503	2,364,043	(2,845,607)	2,684,921
Total liabilities and equity	2,772,017	3,853,549	784,255	5,099,547	(7,241,725)	5,267,643

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2023
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)

Net cash (used in)/provided by transactions with external parties	(11,434)	(293,270)	9,115	594,263	—	298,674
Net cash provided by/ (used in) transactions with intra-group entities	—	515,479	(67,518)	(448,259)	298	—
Cash flows (used in)/from operating activities:	(11,434)	222,209	(58,403)	146,004	298	298,674
Net cash (used in)/provided by transactions with external parties	—	(611)	—	55,329	—	54,718
Net cash provided by/(used in) transactions with intra-group entities	27,112	60,516	—	—	(87,628)	—
Cash flows from/(used in) investing activities:	27,112	59,905	—	55,329	(87,628)	54,718
Net cash used in transactions with external parties	(17,765)	(160,000)	—	(117,273)	—	(295,038)
Net cash (used in)/provided by transactions with intra-group entities	—	(24,975)	(60,517)	—	85,492	—
Cash flows (used in)/from financing activities:	(17,765)	(184,975)	(60,517)	(117,273)	85,492	(295,038)

	For the Year Ended December 31, 2022
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)

Net cash used in transactions with external parties	(6,862)	(381,110)	(173,252)	(226,419)	—	(787,643)
Net cash provided by/(used in) transactions with intra-group entities	—	42,107	444,274	(486,252)	(129)	—
Cash flows (used in)/from operating activities:	(6,862)	(339,003)	271,022	(712,671)	(129)	(787,643)
Net cash used in transactions with external parties	—	(15,648)	—	(26,610)	—	(42,258)
Net cash provided by/(used in) transactions with intra-group entities	84,277	182,761	—	—	(267,038)	—
Cash flows from/(used in) investing activities:	84,277	167,113	—	(26,610)	(267,038)	(42,258)
Net cash (used in)/provided by transactions with external parties	(93,231)	(63,141)	—	445,570	—	289,198
Net cash (used in)/provided by transactions with intra-group entities	—	(86,255)	(182,759)	—	269,014	—
Cash flows (used in)/from financing activities:	(93,231)	(149,396)	(182,759)	445,570	269,014	289,198

	For the Year Ended December 31, 2021
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(RMB, in thousands)

Net cash (used in)/provided by transactions with external parties	(14,164)	277,212	(199,623)	(295,860)	—	(232,435)
Net cash (used in)/provided by transactions with intra-group entities	(489)	(520,369)	146,153	374,705	—	—
Cash flows (used in)/from operating activities:	(14,653)	(243,157)	(53,470)	78,845	—	(232,435)
Net cash used in transactions with external parties	—	(987,276)	(10,097)	(71,916)	—	(1,069,289)
Net cash (used in)/provided by transactions with intra-group entities	(146,699)	(15,751)	79,735	(290,767)	373,482	—
Cash flows (used in)/from investing activities:	(146,699)	(1,003,027)	69,638	(362,683)	373,482	(1,069,289)
Net cash (used in)/provided by transactions with external parties	(8,298)	527,351	—	32,024	—	551,077
Net cash provided by/(used in) transactions with intra-group entities	—	386,704	—	—	(386,704)	—
Cash flows from (used in)/financing activities:	(8,298)	914,055	—	32,024	(386,704)	551,077

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

Risks Related to Our Business

●	If we fail to successfully and timely develop and commercialize new products, services and technologies, our operating results may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to successfully and timely develop and commercialize new products, services and technologies, our operating results may be materially and adversely affected.”
●	Our future success depends on our ability to promote our own brands and protect our reputation. The failure to establish and promote our brands, including Amazfit and Zepp, and any damage to our reputation will hinder our growth. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our future success depends on our ability to promote our own brands and protect our reputation. The failure to establish and promote our brands, including Amazfit and Zepp, and any damage to our reputation will hinder our growth.”
●	We are susceptible to supply shortages, long lead time for raw materials and components, and supply changes, any of which could disrupt our supply chain and have a material adverse impact on our results of operation because some of the key components of our products come from a limited number of sources of supply. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are susceptible to supply shortages, long lead time for raw materials and components, and supply changes, any of which could disrupt our supply chain and have a material adverse impact on our results of operation because some of the key components of our products come from a limited number of sources of supply.”
●	We operate in highly competitive markets and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our revenue and profitability. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We operate in highly competitive markets and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our revenue and profitability.”
●	If we are unable to anticipate and satisfy consumer preferences in a timely manner or if technological innovation renders existing smart wearable technology non-competitive or obsolete, our business may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to anticipate and satisfy consumer preferences in a timely manner or if technological innovation renders existing smart wearable technology non-competitive or obsolete, our business may be materially and adversely affected.”
●	We do not have internal manufacturing capabilities and rely on several contract manufacturers to produce our products. If we encounter issues with these contract manufacturers, our business, brand and results of operations could be harmed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We do not have internal manufacturing capabilities and rely on several contract manufacturers to produce our products. If we encounter issues with these contract manufacturers, our business, brand and results of operations could be harmed.”
●	Any deterioration of our relationship with Xiaomi or reduction of sales of Xiaomi Wearable Products could have a significant adverse effect on our operating results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any deterioration of our relationship with Xiaomi or reduction of sales of Xiaomi Wearable Products could have a significant adverse effect on our operating results.”
●	We collect, store, process and use personal information and other user data, which subjects us to laws, governmental regulations and other legal obligations related to privacy, information security and data protection, and any actual or perceived failure to comply with such legal obligations could harm our brand and business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We collect, store, process and use personal information and other user data, which subjects us to laws, governmental regulations and other legal obligations related to privacy, information security and data protection, and any actual or perceived failure to comply with such legal obligations could harm our brand and business.”
●	Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operation consequences. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operation consequences.”

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

●	We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.”
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Risks Related to Doing Business in China

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
●	The filing with and/or approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or obtain such approval. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with and/or approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or obtain such approval.”
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”
●	As the case in many other civil law jurisdictions, there are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations. Rules and regulations in China can change quickly with little advance notice. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—As the case in many other civil law jurisdictions, there are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”
●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”
●	As the case in many other jurisdictions, there may be uncertainties with respect to effecting service of legal process, enforcing foreign judgments or bringing actions in China or Cayman Islands against us or our management named in this annual report based on foreign laws. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—As the case in many other jurisdictions, there may be uncertainties with respect to effecting service of legal process, enforcing foreign judgments or bringing actions in China or Cayman Islands against us or our management named in this annual report based on foreign laws.”

Risks Related to our ADSs

●	The trading price of our ADSs has fluctuated and is likely to be volatile, which could result in substantial losses to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—The trading price of our ADSs has fluctuated and is likely to be volatile, which could result in substantial losses to investors.”
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.”
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.”

Risks Related to Our Business

If we fail to successfully and timely develop and commercialize new products, services and technologies, our operating results may be materially and adversely affected.

Historically, sales of smart bands and watches contributed a significant majority of our revenues, and our growth has been influenced by our product launches and product cycle. In particular, sales of our smart band products and watches contributed 90.6%, 92.2% and 88.4% of our total revenues in the years ended December 31 2021, 2022 and 2023, respectively. Our future growth depends on whether we can continually develop and introduce new generations of our existing product lines and new forms of smart wearable technology with enhanced functionalities and value-added services in a timely manner. This is particularly important in the current industry landscape where technology and consumer preference evolve constantly and rapidly, which may cause our existing products to reach the end of their lifecycles prematurely and require us to introduce new products with enhanced functionalities to sustain our growth. Our capability to roll out new or enhanced products and services in turn depend on a number of factors, including our timely and successful research and development efforts as well as our suppliers to bring cutting-edge technologies to the market, quality control of service provision and product manufacturing and the effectiveness of our distribution channels. If we are unable to commercialize appealing new products, functionalities, services or innovative technologies leveraging our data in a timely manner and introduce them to consumers at attractive price points compared to our existing products and competing products, or our new products, services or technologies are not accepted or adopted by consumers, our competitors may increase their market share, which could adversely impact our operating results. In addition, the research and development of new or enhanced products and services can be complex and costly. Given the complexity, we could experience delays in completing the development and introduction of new and enhanced services and products in the future. Our research and development effort may not yield the benefits we expect to achieve at all after we dedicate our time and resources into it.

We are endeavoring to apply our products in more scenarios, and medical use is one area that we put in significant efforts. In 2023, our blood pressure measurement software was certified by the National Medical Products Administration as Class II medical devices. We also obtained a medical device production license for the production of such software in 2023. In addition, some of our existing products monitor users’ cardiac cycle, which have significant potential for medical application where the medical device certificate should be obtained. The process of obtaining regulatory clearances or approvals to market a medical device for our other products, however, can be costly and time consuming. We may not be able to obtain these clearances or approvals on a timely basis, or at all, in order to extend our business into the medical use wearable device market. Moreover, even if we successfully obtain the required approvals for our products, given the complex and stringent nature of regulations on medical devices, failure to comply with applicable National Medical Products Administration regulations will subject us to enforcement actions such as fines, civil penalties or recalls of products, which could harm our reputation and operating results.

Our future success depends on our ability to promote our own brands and protect our reputation. The failure to establish and promote our brands, including Amazfit and Zepp, and any damage to our reputation will hinder our growth.

Since September 2015, we began to use the brand “Amazfit” to sell our products to address the middle to high-end market. In August 2020, we introduced a new brand name, “Zepp” for our self-branded products. We believe the strategy to establish and promote our own brand is crucial to our future success as it expands our addressable market and gives us more flexibility in terms of pricing, distribution and marketing. We have invested, and will need to continue to dedicate, significant time, efforts and resources to build our own brand recognition. Revenues from our self-branded products and others segment, substantially all of which was from the sales of our self-branded products, contributed 46.5%, 59.0% and 74.2% of our total revenues in 2021, 2022 and 2023, respectively. For the year ended December 31, 2023, revenues from our self-branded products and others segment were RMB1,850.4 million (US$260.6 million). We expect the sales of our Amazfit and Zepp branded products to increasingly contribute to our total revenues going forward. However, we cannot guarantee that the shipment of our self-branded products will continue to grow, or that our promotion efforts will ultimately be successful, as it involves numerous factors including the effectiveness of our marketing efforts, our ability to provide consistent, high-quality products and services, and our consumers’ satisfaction with the technical support and software updates we provide.

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

We are susceptible to supply shortages, long lead time for raw materials and components, and supply changes, any of which could disrupt our supply chain and have a material adverse impact on our results of operation because some of the key components of our products come from a limited number of sources of supply.

Substantially all of the components and raw materials used to produce our products are sourced from third-party suppliers, and some of these components are sourced from a limited number of or a single supplier. Therefore, we are subject to risks of shortages or discontinuation in supply, long lead time, cost increases and quality control issues given the limited sources of suppliers. In addition, some of our suppliers may have more established relationships with our competitors, and as a result of such relationships, such suppliers may choose to limit or terminate their relationship with us or prioritize our competitors’ orders in the case of supply shortages. We have in the past experienced and may in the future experience component shortages and long lead time. We also expect that there may be a cost increase in source materials and shortage in chips with respect to BLE system-on-chip products. In addition, as many of the electronics component suppliers are concentrated in East and Southeast Asia, there have been industry-wide conditions, health crisis, natural disasters and global events in the past that have caused material shortages for components.

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

Consumer preferences in smart wearable devices are changing rapidly and difficult to predict. Consumers may decide not to purchase our products and services as their preferences shift to different types or designs of smart wearable devices, or even move away from these categories of products and services altogether. In particular, new technologies might bring about industry-wide impacts and make the category of smart bands and watches less appealing or obsolete. In addition, our new products and services with additional features may not be priced as competitively as those of our competitors, or meet end-customer expectations, which in turn could not appeal to as large consumer base as before. Accordingly, if we fail to anticipate and satisfy consumer preferences in a timely manner, or if it is perceived that our future products and services will not satisfy consumer preferences, our business may be adversely affected.

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

We do not maintain our own manufacturing capabilities and rely on contract manufactures to produce our products. We assign the production of our self-branded product lines and Xiaomi Wearable Products to a number of corresponding manufacturers. We may experience operational difficulties with our manufacturers, including reductions in the availability of production capacity, challenges in complying with product specifications, variations in quality control, failures to meet production deadlines, increases in manufacturing costs and longer lead time required. Our manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, lockdowns as a result of outbreaks of the epidemics, component or material shortages, cost increases or other similar problems. In addition, we may not be able to renew contracts with our contract manufacturers or identify manufacturers who are capable of producing new products we target to launch in the future.

Any deterioration of our relationship with Xiaomi or reduction of sales of Xiaomi Wearable Products could have a significant adverse effect on our operating results.

Xiaomi is the sole customer and distribution channel for all Xiaomi Wearable Products, and a principal shareholder of our company that beneficially owned 14.9% of our total outstanding shares as of February 29, 2024. For the years ended December 31, 2021, 2022 and 2023, sales of Xiaomi Wearable Products contributed 53.5%, 41.0% and 25.8% of our revenues, respectively.

We entered into a strategic cooperation agreement with Xiaomi in October 2017, which granted us the most-preferred-partner status globally to develop subsequent Xiaomi Wearable Products. The original strategic cooperation agreement was extended in October 2020 for three years, ended in October 2023. In February 2023, we entered into a new business cooperation agreement with Xiaomi for the next two years, which has been effective after the signoff and will end in January 2025. Pursuant to our business cooperation agreement with Xiaomi, we and Xiaomi shall jointly set the retail price of Xiaomi Wearable Products (including the Mi Band Series). Because we cannot unilaterally determine the retail price of Xiaomi Wearable Products, we cannot assure you that we will be able to continue to introduce Xiaomi Wearable Products with retail price levels that can sustain or improve our gross or net profit margins. In addition, marketing considerations on the part of Xiaomi and other factors beyond our control may also cause Xiaomi Wearable Products to be priced at relatively low levels that may negatively affect the gross and net profit margins of Xiaomi Wearable Products, as a result of which our business and operation results may be materially and adversely affected. Furthermore, negative publicity related to Xiaomi, including products offered by Xiaomi, the celebrities Xiaomi is associated with, or even the labor policies of any of Xiaomi’s suppliers or manufacturers may have a material adverse effect on the sales of our products.

In addition, Xiaomi sells a broad spectrum of electronic products through its online and offline channels. We cannot assure you that our products can always receive the same level of attention and promotion efforts from Xiaomi, particularly as the sales of Xiaomi Wearable Products have shown a continuous decline over recent years, including a decrease in 2023 as compared to 2022. In the event that Xiaomi dedicates less resources in promoting and selling our products, our revenue may decrease as well. Since November 2019, Xiaomi has launched its own smart watch products, such as the Mi Watch series, the Redmi Watch series and the Xiaomi Watch series. We believe these launches have, to some extent, diluted potential buyers’ attention to the products we designed and manufactured for our self-branded watches and Xiaomi Wearable Products, and we expect the dilution to continue, which negatively affects our sales performance and in turn, our results of operations.

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

Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products and services or manage our inventory.

To ensure adequate inventory supply for our products, we procure raw materials and components based on sales and production forecasts. The ability to accurately forecast demand for our products and services could be affected by many factors, including changes in customer demand for our products and services or our competitors’, our sales promotions or our competitors’, sales channel inventory levels, and unanticipated changes in general market and economic conditions. In addition, as we continue to introduce new products and services, we may also face challenges managing the production plan of our existing products, which may in turn affect the inventory management for our existing products. If customer demand increases beyond what we forecast, we may experience a shortage in products available for sale, which could result in higher procurement costs and manufacturing costs from our component suppliers and contract manufacturers due to rapid increases in production levels, thus lower our profitability. On the other hand, inventory levels in excess of end-customer demand may still ultimately result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which may cause our gross margin to suffer and could impair the strength of our brand. In regard to our sales of Xiaomi Wearable Products to Xiaomi, Xiaomi will only have limited right of return if the products have quality issues or returned by end consumers and will largely bear the inventory risks of such products. As we introduce and develop a more diverse product portfolio and as market competition for similar products intensifies, we expect that it will become more difficult to forecast demand.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, the Cyberspace Administration of China, the Ministry of Public Security and the State Administration for Market Regulation have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Information Security” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Internet Privacy.”

In particular, in November 2021, the Cyberspace Administration of China released the Regulations on the Network Data Security (Draft for Comments). These regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with these regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Regulations on the Network Data Security (Draft for Comments) require that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. The period for which the Cyberspace Administration of China solicited comments on this draft ended on December 13, 2021, but there is no timetable as to when the Regulations on the Network Data Security (Draft for Comments) will be enacted.

In addition, in December 2021, the Cyberspace Administration of China, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation, pursuant to which, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Regulations on the Network Data Security (Draft for Comments) and the Revised Cybersecurity Review Measures remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of the PRC. We cannot predict the impact of the Regulations on the Network Data Security (Draft for Comments) and the Revised Cybersecurity Review Measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted version of the Regulations on the Network Data Security (Draft for Comments) and the Revised Cybersecurity Review Measures mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether we can complete these additional procedures timely, or at all, which may delay or disallow our future listings (should we decide to pursue them). If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, except as disclosed below that we have received some rectification notices from local branches of the Cyberspace Administration of China for some problems they found on the personal information protection and data security, etc., and after which the rectifications have been completed, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China on such basis.

We are constantly in the process of evaluating the potential impact of the PRC Cyber Security Law, the Data Security Law and other laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of the ADSs. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which may increase our compliance costs and subject us to heightened risks and challenges. We place a strong emphasis on data security. To achieve the objective, our board of directors has established an artificial intelligence and big data ethics committee to assist the board with respect to privacy and data usage matters, including to oversee compliance with the applicable privacy laws and regulations, management’s periodic assessment of data privacy ethics as well as any related policies with respect to risk assessment and risk management, among other things. We have adopted a series of internal policies on data collection, processing and usage. We conduct regular self-inspections with regard to data privacy and cybersecurity to ensure compliance with applicable laws and regulations. In addition, every year, we hire a qualified third-party professional evaluation firm to carry out testing and certification of our information system. Our information system has been certified by such professional evaluation firm as Safety Level III Computer Information System, an information security hierarchical protection system standard established by the Ministry of Public Security, and has passed the ISO27001 information security management system certification and the ISO27701 privacy information management system certification. We believe that we are currently in compliance with applicable laws, regulations and policies overseen by the Cyberspace Administration of China relating to cybersecurity, privacy, data protection and information security.

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

Moreover, in recent years, regulatory authorities in China have increased their supervision on the collection and use of personal information, as well as cybersecurity and data compliance, over mobile applications. In November 2021, we received an oral notice from the Beijing branch of the Cyberspace Administration of China requiring us to make rectification on our app to change our keyword censorship mechanism. We have made the rectification as requested. In December 2021, we received a formal notice from the Beijing branch of the Cyberspace Administration of China, stating that certain internet-based information services that we provided violated the relevant provisions under the PRC Cybersecurity Law and we were imposed with a fine of RMB0.5 million. We have paid up such fine and have adjusted our business practices to comply with the PRC Cybersecurity Law and other applicable regulations. On September 6, 2022, we received a notice from the Beijing Communication Administration, requiring us to conduct self-review on the problems they found on our app in respect of infringement of users’ rights, threats to data security and potential hidden hazards. We submitted a rectification report on September 14, 2022 and have not received any further requirements from them on this since then. On July 18, 2023, we received a notice from the Beijing Haidian branch of the Cyberspace Administration of China, requiring us to rectify the issues they identified on our app related to the unauthorized collection of user information. In response, we swiftly prepared and submitted a rectification report by July 19, 2023, in accordance with their directives. The necessary corrections have since been implemented successfully, resulting in no penalties or additional demands from the authorities. We cannot assure you that similar incident will not occur in the future. Any of these incidents may adversely affect our brand and reputation, consume our managerial resources, result in potential liability of us or administrative measures being enforced on us, or otherwise harm our business.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The General Data Protection Regulation establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the General Data Protection Regulation for financial or non-financial losses. Given our products are sold in Europe, and the resident of the European Economic Area can access our website and our mobile platform and input protected information, we are subject to provisions of the General Data Protection Regulation. In the United States, the Health Insurance Portability and Accountability Act governs the privacy and security of health information and require that covered entities, including most health care providers, implement administrative, physical, and technical safeguards to protect the security of individually identifiable health information that is maintained or transmitted electronically. Violations of the Health Insurance Portability and Accountability Act privacy and security regulations could result in significant civil and criminal penalties. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Internet Privacy.” The California Consumer Privacy Act, which took effect in January 2020, also establishes certain transparency rules and creates new data privacy rights for users, including more ability to control how their data is shared with third parties. These laws and regulations are evolving and subject to interpretation. Similarly, there are a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations or limitations in areas affecting our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. Moreover, a growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another, which might become a particular concern as we accelerate our international expansion. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. For each product we develop, we gather personnel from product team, research and development team, security team and legal team to thoroughly assess the privacy risks related to the product. We review the character, potential and defined sales areas, types of personal data to be collected, related purpose for data collection and other aspects of each product to ensure compliance with applicable laws and regulations, including the General Data Protection Regulation and the California Consumer Privacy Act regulations. For upgraded services and additional functions to be added to established products, we go through the same procedures. In 2021, we obtained the ISO/IEC 27001 information security management system certification. However, we cannot guarantee that our efforts will be effective or sufficient. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under the General Data Protection Regulation and the Committee on Foreign Investment in the United States) and regulations can be costly. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and the misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, damage our reputation and credibility and could have a negative impact on revenues and profits.

Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operation consequences.

We depend on our information technology systems, as well as those of third parties, to develop new products and services, operate our platform, host and manage our services, store data, process transactions, respond to user inquiries, and manage inventory and our supply chain. Any material disruption or slowdown of our systems or those of third parties whom we depend upon, including a disruption or slowdown caused by our failure to successfully manage significant increases in user volume, could cause outages or delays in our services, particularly in the form of interruption of services delivered by our mobile applications, which could harm our brand and adversely affect our operating results. We primarily rely on Amazon Web Services to store our data in North America and most of the countries in Europe, while data from other countries is stored on Tencent Cloud. Problems with our cloud service providers or the telecommunications network providers with whom they contract could adversely affect the experience of our users. We cannot guarantee that our cloud service providers will provide us with continually uninterrupted services. Any change in service levels at our cloud servers or any errors, defects, disruptions, or other performance problems with our platform could harm our brand and may damage the data of our users. If changes in technology cause our information systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users and our business and operating results could be adversely affected.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and user information. However, our enterprise platform and information systems may be targets of attacks, such as viruses, malware or phishing attempts by cyber criminals or other wrongdoers seeking to steal our user data for financial gain or to harm our business operations or reputation. The loss, misuse or compromise of such information may result in costly investigations, remediation efforts and notification to affected users. If such content is accessed by unauthorized third parties or deleted inadvertently by us or third parties, our brand and reputation could be adversely affected. Cyber-attacks could also adversely affect our operating results, consume internal resources, and result in litigation or potential liability for us and otherwise harm our business. In addition, according to our cooperation agreement with Xiaomi, both Xiaomi and we have access and can collect and use user data of Xiaomi Wearable Products. Consequently, any leak or abuse of user data by Xiaomi may be perceived by consumers as a result of the compromise of our information security system. Any of our failure or perceived failure to prevent information security breaches or to comply with privacy policies or privacy-related legal and administrative obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, could cause our users to lose trust in us and could expose us to legal claims.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any of our failure or perceived failure to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of our business in general, which may reduce the number of orders we receive.

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

We may fail to own or apply for key trademarks or patents on important products, services, technologies or designs in a timely fashion, or at all, both in China and overseas. We have registered and applied to register trademarks and service marks, including, but not limited to, “Amazfit,” “ZEPP,” “huami,” “华米” and “跃我” in China and foreign jurisdictions. We may not be able to adequately protect our trademarks and service marks, and our competitors and others may successfully challenge the validity and/or enforceability of our trademarks and service marks and other intellectual property. Additionally, we may be prohibited from entering into certain new markets due to restrictions surrounding competitors’ trademarks. For example, our company name in Chinese characters, “华米,” was previously registered as a trademark by a company unaffiliated to us in certain trademark categories in China. In August 2020, we engaged a trademark agent to file an invalidation petition against this registered trademark in the National Intellectual Property Administration. In July 2021, the National Intellectual Property Administration issued an order which invalidated this registered trademark. The invalidation decision was further confirmed by Beijing Intellectual Property Court and Beijing High People’s Court in June 2022 and December 2022, respectively. Furthermore, the “华米” trademark in one trademark category is contractually owned by Xiaomi only. If for any reason our cooperation relationship with Xiaomi is deteriorated in the future, we may not be able to use “华米” as a trademark in this category, which could negatively impact our operations.

It may be possible, in jurisdictions where the status of various applications is pending, unclear, challenged or rejected, for a third-party owner of the national trademark registration for a similar mark to prohibit the manufacture, sale or exportation of our products in or from that country. Failure to register our trademarks or purchase or license the right to use our trademarks or logos in these countries could limit our ability to obtain supplies from, or manufacture in, less costly markets or penetrate new markets should our business plan include selling our products in those countries. Additionally, we may receive from time-to-time letters alleging our infringement of patents, trademarks or other intellectual property rights.

If we continue to grow, we may not be able to effectively manage our growth and the increased complexity of our business, which could negatively impact our brand and financial performance.

Since our founding in December 2013, our company has experienced continual growth. Continued growth of our business requires us to expand our product development, sales and marketing, and distribution functions, to upgrade our management information systems and other processes and technology, and to secure more space for our expanding workforce. Such expansion could increase the strain on our resources, and we could experience serious operating difficulties, including difficulties in hiring, training, and managing an increasing number of employees.

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

Our products have international versions that are manufactured for sales and distribution in overseas markets. The shipment volume of international versions of our products, as a percentage of our total shipment volume, slightly decreased from 56.3% in 2021 to 52.6% in 2022, and increased to 58.0% in 2023. International expansion represents a large opportunity to further grow our business and enhance our competitive position, and is one of our core strategies.

We may enter into new geographic markets where we have limited or no experience in marketing, selling, and localizing and deploying our products. International expansion has required and will continue to require us to invest significant capital and other resources and our efforts may not be successful. International sales and operations may be subject to risks such as:

●	limited brand recognition (compared with our home market in China);
●	costs associated with establishing new distribution networks;
●	fluctuations in freight costs, which can be influenced by factors beyond our control;
●	difficulties in capturing foreign consumers’ preferences and customs;
●	difficulties in staffing and managing foreign operations;
●	costs and difficulties associated with providing after-sales customer services;
●	burdens of complying with a wide variety of local laws and regulations, including packaging and labeling;
●	adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;
●	political and economic instability;
●	potential cross-border commercial disputes;
●	trade restrictions, including sanction-related restrictions;
●	differing employment practices and laws and labor disruptions;
●	the imposition of government controls;
●	lesser degrees of intellectual property protection;
●	tariffs and customs duties and the classifications of our goods by applicable governmental bodies; and
●	a legal system subject to undue influence or corruption.

The occurrence of any of these risks could negatively affect our international business and consequently our business and operating results. We distribute our products to North America and Europe through our regional headquarters located in the United States and Netherlands, respectively. Local laws and regulations in the market where we maintain operations may create burdens for us. For example, we need to comply with the Dutch laws and regulations such as the Dutch Competition Act, which prohibits anti-competition agreements, and we could be subject to fines and penalties if we were found in violation of such laws and regulations. In addition, the conflicts between Ukraine and Russia may affect the demand for and sales of our self-branded products and Xiaomi Wearable Products in the affected regions, disrupt the operations of our local distributors in Ukraine and Russia, which in turn may cause delay in the collection of receivables and could negatively impact our operating results, and prevent us from entering into or releasing certain of our products in certain markets.

Starting from 2019, we have been exploring domestic and international sales and marketing channels for our Amazfit products on our own. In August 2020, we launched premium smart watches under our own “Zepp” brand. In 2021, we promoted our Amazfit products sold in China as Chinese characters “跃我,” which means “up your game” in Chinese. In 2022 and 2023, we continued to develop international markets, especially Europe and the U.S. We have incurred expenses on a variety of different sales and marketing efforts designed to enhance our brand recognition and increase sales of our Amazfit and Zepp products. Our marketing and branding activities may not achieve anticipated results. If we fail to enhance our marketing approaches and experiment with new marketing methods, or fail to do so in a cost-effective manner, our expansion efforts will be hindered.

We are exposed to potential liabilities arising from the products we sell, and costs related to defective products could have a material adverse impact on us.

Contractual disputes over warranties of our products can arise in the ordinary course of our business. In extreme situations, we may be exposed to potential personal injury liabilities as a result of the misuse or quality defects of the products we sell. There can be no assurance that we will not experience material product liability losses in the future, or that we will be able to defend such claims at a contained level of cost. Although we purchased products liability insurance in 2023, which covers a wide range of our products, a successful claim brought against us due to injuries suffered by our users in excess of our available insurance coverage may have a material adverse effect on our financial conditions, results of operations and reputation. Although we had insignificant volume of product replacement or product return historically, the cost of product replacements or product returns may be substantial, and we could incur substantial costs in implementing modifications to fix the defects. Furthermore, we could be exposed to business disruption resulted from product liability claims. As we do not have any business disruption insurance, any business disruption event could result in substantial cost to us and diversion of our resources.

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

Furthermore, levels of warranty claims or estimated costs of warranty claims might materially affect our gross margins and operating results. Any failure to detect, prevent, or fix defects, or an increase in defects could result in a variety of consequences, including a greater number of replacement and returns of products than expected from end users for our Amazfit and Zepp products, or from Xiaomi for Xiaomi Wearable Products. This will lead to increases in warranty costs, regulatory proceedings and product recalls, which could harm not only our revenue and operating results, but also our brand name. We currently offer a standard product warranty that the product will operate under normal use. We offer product warranty to distributors of our self-branded products and Xiaomi. For products sold to end users, either through distributors of our self-branded products or Xiaomi, or directly by us to end users, we offer a warranty ranging from one to three years. We have the obligation to either repair or replace the defect product for the customers if the product is still under warranty. Since September 2022, the after-sale service contract with Xiaomi was renewed, through which Xiaomi has a right to return products received from its end users in the 7-day period subsequent to the sale, or defective products under the warranty. Previously, Xiaomi enjoys the replacement right only for the afore-mentioned products. At the time revenue is recognized, an estimate of warranty costs in relation to the products sold is recorded as a component of cost of revenues. Therefore, the occurrence of real or perceived quality problems or material defects in our current and future products could expose us to warranty claims in excess of our current reserves. If we experience greater replacement or returns of defective products from end users or Xiaomi, or greater warranty claims, in excess of our reserves, our brand name could suffer, and our business, revenue, gross margin, and operating results could be harmed.

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

It takes resources and contributions from a variety of market players to capitalize on the data and user base that we have accumulated so far. We have been actively seeking strategic cooperation opportunities on this front to create diverse application scenarios of our products. Furthermore, we have been pursuing collaborative relationships with leading wearable hardware companies with advanced know-how in order to develop increasingly sophisticated products, as well as partnership opportunities to expand our sales channels. We anticipate that we will continue to leverage strategic relationships with existing strategic partners to grow our business while pursuing new relationships with additional strategic partners. Pursuing, establishing and maintaining relationships with strategic partners require significant time and resources. If we fail to expand or maintain the pool of our partners, the growth of application scenarios, the development and performance of our products and the expansion of our sales channels may slow down or even wither, which in turn may affect the willingness of our users to purchase our products.

As in any cooperation relationship, the success of our initiatives to extend the application scenarios of and further drive the performance of our products, as well as our sales channels, together with our strategic partners involves many factors beyond our control. Additionally, there can be no assurances that our choices of strategic partners can always deliver satisfactory performance to our users, that our strategic partners would maintain sufficient inventory levels of our products to meet customer demand, that our strategic partners would not replace us with any of our competitors, and that our current strategic partners would not leave the market. Further, as we associate ourselves with these strategic partners in providing services, any negative publicity on them may also have adverse impact on our own reputation.

Our future success depends on the continuing efforts of our key employees, including our founder Mr. Wang Wayne Huang, and on our ability to attract and retain highly skilled personnel and senior management.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. In particular, we are highly dependent on the contributions of our founder Mr. Wang Wayne Huang, as well as other members of our senior management team. The loss of any key personnel could be disruptive to our operations and research and development activities, reduce our employee retention and revenue, and impair our ability to compete.

Certain director may have conflicts of interest.

Our director, Mr. De Liu, is also a co-founder and a senior vice president of Xiaomi. Mr. Wang Wayne Huang, the chairman of our board of directors and our chief executive officer, also serves as the chairman of the board of directors of Jiangsu Yitong High-tech Co., Ltd., or Jiangsu Yitong, an affiliate of our company. Our director, Ms. Yunfen Lu, also serves as a director of Jiangsu Yitong. Such association may give rise to potential conflicts of interest, especially with regarding to our business cooperation with Xiaomi and Jiangsu Yitong. Directors of our company are required by law to act honestly and in good faith with a view to the best of our interests and to disclose any interest that they may have in any of our projects or opportunities. In addition, we have adopted a code of ethics and an audit committee charter. The code of ethics provides that an interested director needs to refrain from participating in any discussion among senior officers of our company relating to an interested business and may not be involved in any proposed transaction with such interested business. Furthermore, the audit committee charter provides that most related party transactions must be pre-approved by the audit committee, a majority of which consists of independent directors. Our audit committee charter, however, exempts the pre-approval requirement for related party transactions that are immaterial to us or not unusual by nature. In the event of such transactions with Xiaomi or Jiangsu Yitong, Mr. Liu and Ms. Lu will still be entitled to vote in our board meeting, and we cannot assure you that their decision will not be impacted by any potential conflict of interest arising from their respective relationship with Xiaomi and Jiangsu Yitong.

We have granted, and may continue to grant, options and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in 2015, 2018 and 2023, respectively, which we refer to as the 2015 Plan, the 2018 Plan and the 2023 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under our three share incentive plans, we are authorized to grant options and other types of awards. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2015 Plan, the 2018 Plan and the 2023 Plan is 14,328,358, 23,899,017 and 10,322,520 Class A ordinary shares, respectively. As of March 31, 2024, awards to purchase 13,564,827 Class A ordinary shares under the 2015 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of March 31, 2024, awards to purchase 23,312,826 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of March 31, 2024, awards to purchase 7,591,456 Class A ordinary shares under the 2023 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of December 31, 2023, our unrecognized share-based compensation expenses amounted to RMB31.5 million (US$4.4 million).

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

Labor costs in China have risen in recent years as a result of the enactment of new labor laws and social development. Given most of our contract manufacturers are currently located in China, rising labor costs in China will increase their costs, which in turn may be reflected in the manufacturing fees charged by these contract manufacturers to us.

In addition, we have witnessed growing inflation rates in many areas of the world, which adversely affects us and our suppliers alike.

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

Our business is subject to seasonal fluctuations, which may be caused by product launches and various promotional events hosted by our distributors. Historically, our revenues have been higher in the fourth quarter each year primarily as a result of (i) holiday sales for Black Friday and Cyber Monday and during the lead-up to Christmas and (ii) promotional events organized by Amazon and other e-commerce platforms. Accordingly, any shortfall in expected fourth quarter revenue would adversely affect our annual operating results.

Furthermore, our growth may obscure the extent to which seasonality trends have affected our business. Accordingly, yearly or quarterly comparisons of our operating results may not be useful and our results in any particular period will not necessarily be indicative of the results to be expected for any future period.

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

Our business could be materially and adversely affected by the effects of epidemics, such as the COVID-19, the Influenza A virus subtype H1N1, or the H1N1 virus, Severe Acute Respiratory Syndrome, or SARS, avian influenza or other epidemics or outbreaks on the economic and business climate. The COVID-19 pandemic adversely affected many aspects of our business, including production, supply chain and logistics 2020 and 2022, and we cannot assure you that new outbreaks, particularly with new variants, will not occur. A prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations, including the potential impact on customer demand for our products and services, product development challenges, gross margin fluctuations, and foreign currency fluctuations.

These outbreaks of illness could significantly impact the online and offline retail industry and cause a temporary closure of the facilities we use for our operations, adversely affect our logistic network and logistics costs, and inevitably lead to shortages in electronic components and chips and an increase in raw material costs, which would severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our partners were suspected of having the COVID-19, the H1N1 virus, SARS or avian influenza, since this could require us or our partners to quarantine some or all of such employees or disinfect the facilities used for our operations and may deter our customers or potential customers from purchasing or accepting our products. In addition, our business, financial condition and results of operations could be adversely affected to the extent that an outbreak harms the global or Chinese economy in general, such as wars, acts of terrorism, snowstorms, earthquakes, fire, floods, environmental accidents, power shortage or communication interruptions.

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

Acquisitions and investments may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, and adversely impact our business, financial condition, operating results, and cash flows. In particular, our acquisitions and investments may be subject to laws, regulations and governmental approvals, potentially strict scrutiny by foreign governments, both retrospectively and prospectively. For example, in June 2020, we acquired PAI Health, a heart health software company incorporated in Canada. However, we cannot guarantee that the Canadian national security inspection or similar events in the future will not negatively affect our business and results of operations. Failure to obtain necessary governmental approvals or to comply with applicable laws and regulations in the jurisdictions where we or the companies we invest in or acquire operate could subject us to administrative liabilities, which will materially and adversely affect our results of operations and financial performance. In addition, certain early-stage enterprises that we have invested in may require a significant amount of cash to develop their businesses and maintain their daily operations, and therefore are susceptible to market risks. Certain enterprises we invested in that subsequently became public companies have been, and likely will continue to be, subject to severe volatility in stock prices, and the value of our investment may in turn be negatively affected. We may not accurately forecast the financial impact of an acquisition or investment transaction, including accounting charges. We would have to pay cash, incur debt, or issue equity securities to pay for any such acquisition and investment, each of which may affect our financial condition or the value of our capital stock and could result in dilution to our shareholders. We had RMB1,730.2 million (US$243.7 million) of short-term and long-term investments as of December 31, 2023.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

We are subject to governmental economic sanctions laws that could subject us to liability and impair our ability to compete in international markets.

Our operations may be negatively affected by any deterioration in the political and economic relations among countries and various sanctions and export controls administered by government authorities or organizations. For example, U.S. economic sanctions prohibit the provision of products and services to countries, governments, and persons targeted by U.S. sanctions. Even though we take precautions to prevent our products from being provided to the targets of U.S. sanctions, our products, including our firmware updates, could be provided to those targets through independent distributors despite such precautions. Any such provision could have negative consequences, including government investigations, penalties and reputational harm. We could be subject to future enforcement action with respect to compliance with governmental economic sanctions laws, which could result in penalties and costs and consequentially have a material effect on our business and operating results. Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

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

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. In addition, an independent registered public accounting firm for a public company may be required to issue an attestation report on the effectiveness of such company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

In the future, our management may conclude that our internal control over financial reporting is not effective. If we fail to implement and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our listed securities. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the PRC government may adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance (ESG) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

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

In the opinion of Zhong Lun Law Firm, our PRC legal counsel, (i) the ownership structures of the VIEs in China and our WFOE comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between our WFOE, the VIEs and their respective shareholders governed by PRC law are legal, valid and binding, and do not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. Our holding company in the Cayman Islands, the VIEs and investments in our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with VIEs and, consequently, the business, financial condition, and results of operations of the VIEs and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs which contributed to 39.8% of our revenues in 2023. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to exercise control over the VIEs. However, the shareholders of the Consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs. If any disputes relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of each of the VIEs as its nominee shareholders because although they remain the holders of equity interests on record in each of the VIEs, pursuant to the terms of the power of attorney, each such shareholder has irrevocably authorized our WFOE to exercise his, her or its rights as a shareholder of the VIE. However, if the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of the VIEs refuse to transfer their equity interest in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—As the case in many other civil law jurisdictions, there are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.” Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the VIEs through the contractual arrangements, or how contractual arrangements in the context of a variable interest entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the variable interest entity contractual arrangements. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020, and replaced the previous laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Investment.”

Meanwhile, the Implementation Rules to the Foreign Investment Law came into effect on January 1, 2020, which clarify and elaborate on the provisions of the Foreign Investment Law. However, uncertainties still exist in relation to interpretation and implementation of the Foreign Investment Law, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises, but it has a catch-all provision under the definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or rules of the State Council, so there is still a possibility for future laws, administrative regulations or provisions of the State Council to stipulate contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the Foreign Investment Law, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the Foreign Investment Law, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business, any of which may have a material adverse effect on our business operation. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the Foreign Investment Law, foreign investors and foreign-invested enterprises will be subject to legal liabilities if they fail to report investment information in accordance with the Foreign Investment Law. In addition, the Foreign Investment Law provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in the reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The filing with and/or approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the CSRC promulgated a set of new regulations consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines which took effect on March 31, 2023 to regulate overseas securities offering and listing activities by domestic companies either in direct or indirect form. According to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and the Notice on Administrative Arrangement of Overseas Securities Offering and Listing of Domestic Companies issued by the CSRC on February 17, 2023, we are required to conduct filing with the CSRC in connection with our future issuances of our equity securities, such as shares, depository receipts, convertible bonds and exchangeable bonds to foreign investors and listings, and to submit reports to the CSRC for some material events such as change of control, and voluntary or mandatory delisting. For details, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Overseas Issuance and Listing of Securities by Domestic Enterprises.” We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us, and that to what extent the filing documents may satisfy the requirement of the CSRC. If it is determined in the future that additional filing requirement or approval from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing as well as any other related procedures, and any such approval obtained could be rescinded. Any failure to obtain or delay in obtaining such approval or completing filing or other such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

The majority of our assets, including production facilities, are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. As the case in many other developing countries, the Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

As the case in many other civil law jurisdictions, there are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

We conduct our business primarily through our PRC subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value, the PRC legal system, as the case in many other civil law jurisdictions, is evolving rapidly. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may in a manner impede our ability to enforce the contracts we have entered into and may materially and adversely affect our business and results of operations.

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

The majority of our production facilities and procurement are located in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations, and we cannot rule out the possibility that the PRC government will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation, and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

As the case in many other jurisdictions, there may be uncertainties with respect to effecting service of legal process, enforcing foreign judgments or bringing actions in China or Cayman Islands against us or our management named in this annual report based on foreign laws.

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

The cooperation with the securities regulatory authorities between China and the United States may not be efficient.

Although the PRC authorities have established a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and no organization or individual may provide documents or materials relating to securities business activities to overseas parties arbitrarily without the consent of the competent securities regulatory authority in China. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing in us as a Cayman Islands company.

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

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As result, any regulation on currency exchange that effects the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us and the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us, may in a manner materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Our loans or additional capital contributions to our PRC subsidiaries are subject to PRC regulations of loans to, and direct investment in, PRC entities by offshore holding companies. Foreign exchange regulations in China may also make it difficult for us to make loans or additional capital contributions to our PRC subsidiaries.

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

The State Administration of Foreign Exchange issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, which took effect on June 1, 2015 and last amended on March 23, 2023. Pursuant to the circular, a foreign-invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign-invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). On October 23, 2019, the State Administration of Foreign Exchange promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment. This circular allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to make equity investments in the PRC with their capital funds in accordance with laws and regulations. As the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment is newly issued and the government authorities have broad discretion in their interpretations, it is unclear whether the State Administration of Foreign Exchange will, in actual practice, permit such capital funds to be used for equity investments in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or record-filing on a timely basis, if at all, with respect to our future loans to our PRC subsidiaries or VIEs or with respect to our future capital contributions to our PRC subsidiaries. If we fail to complete such registrations or record-filing, our ability to use the proceeds from our initial public offering and our ADS offering in April 2019 and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar, Euro and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. It is difficult to predict how market forces or PRC, U.S. or European government policy may impact the exchange rates among the RMB, the U.S. dollar, and the Euro in the future.

The movements of U.S. dollar and Euro relative to Renminbi affect the monetary value of our overseas sales denominated in foreign currencies. The weakening of U.S. dollar and Euro against Renminbi may cause us to raise our international pricing, which may reduce customer demand for certain of our products and services in certain countries. On the contrary, the strengthening of U.S. dollar and Euro against Renminbi may increase the product costs and operating costs in overseas sales, which could adversely affect our operation results.

In addition, significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering and our ADS offering in 2019 into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. In an effort to reduce our exposure to foreign currency exchange risk, we have entered into several currency forward arrangements, with one of them remained outstanding at the end of 2023. While we consider the hedging transaction coverage currently sufficient based on the currency exposure amount and prediction on the future exchange rate, the effectiveness of these hedges may be limited, further hedging options may be limited, and we may not be able to adequately hedge our exposure. In addition, our currency exchange activities are also subject to PRC exchange regulations that regulate our ability to convert Renminbi into a foreign currency.

Our ability to utilize our net revenues effectively may be limited, and the value of your investment may be influenced, by governmental regulation of currency conversion.

The PRC government imposes regulations on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive the substantial majority of our revenues in Renminbi, U.S. dollars and Euros. In 2023, we received approximately half of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange by complying with certain procedural requirements. Specifically, under the existing exchange regulations, without prior approval of the State Administration of Foreign Exchange, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into a foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain approval of the State Administration of Foreign Exchange to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt, if any, in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion regulate access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Our growth through acquisitions may be affected by certain PRC regulations.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulations require, among other things, that in some instances the Ministry of Commerce shall be notified in advance of any change-of-control transaction in which a foreign investor takes control of an affiliated PRC domestic enterprise. Moreover, the PRC Anti-Monopoly Law requires, among other things, that the anti-trust governmental authority shall be notified in advance of any concentration of undertakings if certain thresholds are triggered. In addition, the Notices on the Establishment of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective in March 2011, require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any of our failure or perceived failure to comply with the anti-monopoly and anti-unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC government has adopted a series of anti-monopoly and anti-unfair competition laws and regulations and has recently enhanced its enforcement of such laws and regulations. The PRC Anti-monopoly Law and its implementing rules (i) require that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Anti-monopoly Law. Furthermore, in February 2021, the Anti-monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector. These guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard the interests of users and undertakings participating in the internet platform economy, including, without limitation, prohibiting platforms with a dominant position from abusing their market dominance (such as discriminating against customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology to block competitors’ interfaces, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for the Internet Platform Economy Sector also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. As these guidelines were newly promulgated, it is still uncertain how they will impact on our business, financial condition, results of operations and prospects.

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

In March 2018, the State Administration for Market Regulation was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, the National Development and Reform Commission, and the former State Administration for Industry and Commerce, respectively. Since its inception, the State Administration for Market Regulation has continued to strengthen anti-monopoly enforcement. In December 2018, the State Administration for Market Regulation issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its provincial branches to conduct anti-monopoly enforcement within their respective jurisdictions. In September 2020, the State Administration for Market Regulation issued Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In particular, the PRC regulators have been increasingly focused on inspection and regulation on potential noncompliance with anti-unfair competition and anti-monopoly related laws recently. For example, in April 2021, the State Administration for Market Regulation, the Cyberspace Administration of China and the State Administration of Taxation held an administrative guidance meeting for internet platform enterprises. During the meeting, it was pointed out that illegal activities including, among others, forcing the implementation of “choose one” among the enterprise and its competitors, abusing dominant market position, “cash burning” to seize the “community group buying” market, and making use of big data analysis to the disadvantage of existing customers, shall be prohibited and rectified. In addition, many platforms, including 34 enterprises which attended such administrative guidance meeting as representatives of internet platform enterprises, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The competent administration for market regulation will organize and conduct inspections on the platforms’ rectification results. If the platforms are found to conduct illegal activities including forcing the implementation of “choose one” among them and their competitors, abusing dominant market position, and infringing consumers rights and interests, they will be imposed with more severe penalties in accordance with the laws. We have been conducting necessary self-inspection and rectifications in accordance with such guidance and are working on some of the rectification procedures, such as concentration notification for past deals. We cannot guarantee you that we will not be subject to more similar or even stricter rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times. As a result of the regulators’ focus on anti-monopoly and anti-unfair competition compliance and enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. In order to comply with existing laws and regulations and new laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses and adjusting investment activities, which may adversely affect our business operation, growth prospects and reputation. In addition, we cannot assure you that our efforts are sufficient to comply with the all the applicable laws and regulations on anti-monopoly and anti-unfair competition and the authorities’ requirements in all respects. Any anti-monopoly or anti-unfair competition related lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions, required divestitures, limitations on certain pricing and business practices or significant fines. As a result, we may be subject to significant difficulties in operating our current business and pursuing our investment and acquisition strategy.

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

In July 2014, the State Administration of Foreign Exchange promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with the State Administration of Foreign Exchange or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles will be required to register such investments with the State Administration of Foreign Exchange or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an special purpose vehicles, is required to update its filed registration with the local branch of the State Administration of Foreign Exchange with respect to that special purpose vehicles, to reflect any material change. Moreover, any subsidiary of such special purpose vehicles in China is required to urge the PRC resident shareholders to update their registration with the local branch of the State Administration of Foreign Exchange. If any PRC shareholder of such special purpose vehicles fails to make the required registration or to update the previously filed registration, the subsidiary of such special purpose vehicles in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the special purpose vehicles, and the special purpose vehicles may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the State Administration of Foreign Exchange promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which became effective on June 1, 2015. Under the notice, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of the State Administration of Foreign Exchange. The qualified banks will directly examine the applications and accept registrations under the supervision of the State Administration of Foreign Exchange. Such notice also provides that the entities who have completed the above foreign exchange registration shall complete annual existing right registration.

We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and registrations as required under SAFE Circular 37 and Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment. As of the date of this annual report, our PRC resident shareholders, namely Wang Wayne Huang, Yunfen Lu, Meihui Fan, Bin Fan, Yi Zhang and Xiaojun Zhang, have completed all necessary registrations with the local branch of the State Administration of Foreign Exchange or qualified banks as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 and Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, the State Administration of Foreign Exchange promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the State Administration of Foreign Exchange through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company has become an overseas-listed company. Failure to complete registrations with the State Administration of Foreign Exchange may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Employee Share Options.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the general position of the State Administration of Taxation on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Zepp Health Corporation is not a PRC resident enterprise for PRC tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Tax—PRC Enterprise Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Zepp Health Corporation is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, with retroactive effect from January 1, 2008, to December 1, 2017. Pursuant to the SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

On February 3, 2015, the State Administration of Taxation issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the State Administration of Taxation released Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, effective from December 1, 2017. SAT Public Notice 37 replaced a series of important circulars, including, but not limited to, SAT Circular 698, and revised the rules governing the administration of withholding tax on China-source income derived by the non-resident enterprise. SAT Public Notice 37 provided certain key changes to the current withholding regime. For example, the withholding obligation for non-resident enterprise deriving dividend arises on the day the payment is actually made rather than on the day of the resolution to declare the dividends. In addition, the provision that non-resident enterprise shall report tax themselves within seven days if their withholding agents fail to withhold is removed.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to withholding obligations if our company is transferee in such transactions, under SAT Public Notice 37 and SAT Public Notice 7. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be required to expend valuable resources to comply with SAT Public Notice 37 and SAT Public Notice 7 or to request the transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have an adverse effect on our financial condition and results of operations.

Risks Related to Our ADSs

The trading price of our ADSs has fluctuated and is likely to be volatile, which could result in substantial losses to investors.

Since we first listed our ADSs on the New York Stock Exchange, or NYSE, on February 8, 2018, the trading prices of our ADSs have been and may continue to be subject to wide fluctuations. In 2023, the trading prices of our ADSs on NYSE have ranged from US$0.96 to US$2.19 per ADS.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	regulatory developments affecting us or our industry, customers or suppliers;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	product upgrade and obsolescence, and our ability to manage product transitions;
●	changes in the economic performance or market valuations of other smart wearables companies;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the online retail market;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	developments in patents or other intellectual property rights and litigation;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates among the RMB, the U.S. dollar and the Euro;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs;
●	sales or perceived potential sales of additional ordinary shares or ADSs;
●	geopolitical tensions in Europe and other significant markets where we offer our products and services;
●	any actual or alleged illegal acts of our shareholders or management; and
●	proceedings instituted by the SEC against PRC-based accounting firms, including our independent registered public accounting firm.

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

On March 17, 2022, our board of directors approved the declaration and payment of special cash dividends in an amount of US$0.025 per ordinary share (US$0.1 per American depositary share), representing an aggregate dividend payment to all shareholders of our company of US$6.3 million, to be paid out of our cash balance. In April 2022, we paid such cash dividend to our shareholders of record at the close of business on March 28, 2022. Other than the payment of dividends in April 2022, we currently do not plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay dividends out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, we receive from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

As of February 29, 2024, holders of our Class B ordinary shares held an aggregate of 117,208,247 Class B ordinary shares, which represent 48.9% of the total outstanding shares and 90.5% of total voting power of our outstanding shares. Therefore, our Class B ordinary shareholders have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

As of February 29, 2024, our officers, directors and principal shareholders collectively held 94.3% of total voting power. This significant concentration of share ownership and voting power may adversely affect or reduce the trading price of our ADSs because investors often perceive a disadvantage in owning shares in a company with one or several controlling shareholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring shareholders’ approvals, including electing directors and approving mergers or other business combination transactions. These actions may be taken even if they are opposed by our other shareholders. This concentration of share ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. The deposit agreement provides that if the depositary does not timely receive voting instructions from the ADS holders and if voting is by poll, then such holder shall be deemed, and the depositary shall deem such holder, to have instructed the depositary to give a discretionary proxy to a person we designate to vote the Class A ordinary shares underlying the relevant ADSs, with certain limited exceptions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

Pursuant to Sections 303A.01, 303A.04, 303A.05 and 303A.07 of the New York Stock Exchange Listed Company Manual, a company listed on the New York Stock Exchange must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors and a compensation committee composed entirely of independent directors. Section 302.00 of the New York Stock Exchange Listed Company Manual requires a listed company to hold an annual shareholders’ meeting during each fiscal year. Section 303A.12(a) of the New York Stock Exchange Listed Company Manual requires that each listed company’s chief executive officer must certify to the New York Stock Exchange each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary. We currently follow our home country practice in lieu of these requirements. In addition, in January 2023, our board of directors approved the 2023 Share Incentive Plan. We followed our home country practice and our Memorandum and Articles, and did not convene a shareholder meeting to approve the 2023 Share Incentive Plan. We may also continue to rely on these and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2023, which could subject U.S. investors in our ADSs or Class A ordinary shares to significant adverse U.S. income tax consequences.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2023 and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we or any of our subsidiaries is a PFIC for any taxable year, during which a U.S. Holder as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations” held an ADS or an ordinary share, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

If we are deemed to be an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and Class A ordinary shares.

We are not an ‘investment company’ and do not intend to become registered as an ‘investment company’ under the Investment Company Act of 1940, or the Investment Company Act, because our primary business is the development of smart wearable health and consumer fitness devices.

Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. As a foreign private issuer, we would not be eligible to register under the Investment Company Act, and if a sufficient amount of our assets are deemed to be “investment securities” within the meaning of the Investment Company Act, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Failure to avoid being deemed an investment company under the Investment Company Act coupled with our inability as a foreign private issuer to register under the Investment Company Act could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the NYSE, which would have a material adverse effect on the liquidity and value of our ADSs and Class A ordinary shares. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement actions or civil litigation for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could have a material adverse effect on our results of operations and financial condition.”

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

In February 2015, Hong Kong Zepp Holding Limited established a wholly-owned subsidiary in China, Beijing Shunyuan Kaihua Technology Co., Ltd., which we refer to as Shunyuan Kaihua or for the purpose of this annual report, our WFOE. Our WFOE later entered into a series of contractual arrangements with Anhui Huami, Beijing Huami, which two entities we collectively refer to as the VIEs in this annual report, and their respective shareholders. These contractual arrangements enable us to exercise effective control over the VIEs; receive substantially all of the economic benefits of the VIEs; and have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law. As a result of these contractual arrangements, each of Anhui Huami and Beijing Huami is the consolidated variable interest entity, which generally refers to an entity in which we do not have any equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have effective financial control over, and are the primary beneficiary of, that entity. We treat each of Anhui Huami and Beijing Huami and their respective subsidiaries as the consolidated affiliated entities under U.S. GAAP and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP. However, those contractual arrangements may not be as effective as direct ownership in terms of providing operational control.

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

Effective on February 25, 2021, we changed our corporate name from “Huami Corporation” to “Zepp Health Corporation,” and our trading symbol at the New York Stock Exchange from “HMI” to “ZEPP.”

Our principal executive offices are located at Huami Global Innovation Center, Building B2, Zhong’an Chuanggu Technology Park, No. 900 Wangjiang West Road, Hefei, 230088, People’s Republic of China. Our telephone number is +86 010-5940-3251. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https:// ir.zepp.com. The information contained on our website is not a part of this annual report.

B.           Business Overview

Our mission is to empower health and inspire joy. In pursuit of that mission, we have developed substantial proprietary technology, which has enabled our company to become a significant global player in producing consumer health and fitness devices.

We shipped 12.1 million units of smart wearable devices in 2023 primarily from our own Amazfit and Zepp brands, and we had shipped an aggregate of 235.8 million units between our inception and December 31, 2023. In 2021, we promoted our Amazfit products sold in China as Chinese characters “跃我,” which means “up your game” in Chinese. We collaborate with partners across many verticals such as sports and social network, mobile payment and health and related industries. Our key product and technology offerings include our smart devices, home fitness equipment and healthcare initiatives, together forming our smart health ecosystem.

Smart Bands and Smart Watches

We have developed a wide range of smart wearables that offers robust features at competitive pricing, primarily under our own brands, Amazfit and Zepp. In addition to smart wearable products under our own brands, we also design and manufacture the Xiaomi Wearable Products that are sold and distributed through Xiaomi. We offer products in different styles, such as round versus rectangular, and specific functions targeting various audiences, such as ruggedized versus every day, or sports versus fashion, to address the different needs of our consumers. For example, in August 2023, we introduced the premium running watches Cheetah (Round), Cheetah (Square) and Cheetah Pro, with AI-powered Zepp Coach guidance, cutting-edge dual-band GPS antenna and six satellite positioning systems. In the same month, we launched our upgraded essential series Bip 5, an ultra-big screen smartwatch with a rich app ecosystem targeting the midrange. Furthermore, in September and October 2023, we launched the fashion and function smart watches Balance, and Active and Active Edge, respectively, a brand-new series taking the baton from GTR and GTS series which aims to help users find their own rhythm and achieve the ultimate balance of life, work and wellness.

We pursue a strategy of fast development and replacement cycles with shorter manufacturing runs. This brings new products to market fast, stimulating new purchase by delivering compelling newly launched or updated offerings throughout the year. All of our products utilize the then-latest AI chipset and sensor array with important differentiating benefits for our data analytics service offerings, which provides consistent biometric data and allows users to connect with different terminals to improve the IoT application scenarios.

In 2023, we sold our own branded products under the Amazfit and Zepp brand names. Significant models include:

●	Amazfit lifestyle series, Balance, Active series, GTR, GTS and GT mini series;
●	Amazfit adventure series, T-Rex series;
●	Amazfit performance series, Falcon, and Cheetah series;
●	Amazfit essential series, Band 7, and Bip series; and
●	Zepp advanced smart watches, E and Z.

Smart Rings

Smart rings, which offer unique edges in monitoring accuracy and wearing insensitivity, are becoming a new trend in smart wearables industry where many of our competitors have entered into.

We introduced our first smart ring product, Amazfit Helio Ring, in January  2024. Among the lightest in the industry, it features a water-resistance rating of 10 ATM. The Amazfit Helio Ring, designed to be worn with other Amazfit wearables or as a standalone device, offers functionalities beyond sleep tracking, including features tailored for athlete training and performance enhancement.

Smart Scales

Smart scales, which gather biometric and correlate data and analysis algorithms with other devices, such as smart watch and app, have been a strong component of the smart health device market for several years. Our Amazfit Smart Scale, which was first introduced in 2020, tracks metrics for 16 key body heath indicators with high measurement accuracy, and recognizes family members sharing the same account to facilitate user experience.

Hearables and Others

Smart ear buds, ear phones and other personal listening devices have become a fast-growing segment of the smart wearables industry in the last several years.

We introduced our first two smart hearable products, Amazfit PowerBuds and Amazfit ZenBuds, which incorporate true health monitoring and health benefits, in 2020. Amazfit PowerBuds is designed for listening use during exercise or outdoor activities, and provides heart rate monitoring and data sharing with our Zepp app. In 2021, we introduced a new smart hearable product, Amazfit PowerBuds Pro, an upgraded version of Amazfit PowerBuds featuring true wireless stereo with powerful multi-scenario, active noise cancellation and advanced health monitoring functions, including cervical vertebrae and hearing protection.

In the first quarter of 2022, we launched the first and flagship product in our smart hearing aids product line, Zepp Clarity One, an adjustable, comfortable, invisible and discrete device for those hearing loss and especially, for those who don’t want others to notice, furnishing with a customer first, best-in-class support team guided by the audiology professionals to ensure the best possible experience for users from set-up to seamless life integration, which represents an important milestone in our expansion into the healthcare service sector. In 2023, we further introduced Zepp Clarity Omni, an over-the-ear option with six programmable settings for daily use, and Zepp Clarity Pixie, our most innovative invisible hearing aid to date made with durable and sophisticated titanium alloy casing and breathable medical-grade silicone domes. Designed to work all day on a single charge, users can switch between profiles from noise filter options to treble and bass settings from our customizable app, making personalized options for every listening environment.

In addition, we offer a selection of sportswear, home appliances and various smart watch accessories.

Zepp Aura

Zepp Aura is a comprehensive, real-time based personalized sound health solution for improving sleep quality currently available in the U.S., Canada, and various European countries such as Germany, Italy and Spain, featuring science-backed music composition, daily tips, etc., seamlessly integrating with our smart wearable devices. With its AI-generated personalized sleep-aided music compositions, the ability to read and track the user’s natural mood indicators such as heart rate and relaxation index recorded by our smart watches, and a scientific rhythm library hand-crafted by professionals, Zepp Aura adjusts to the user’s biorhythmic feedback, providing therapeutic and sleep-enhancing soundscapes and generating daily and weekly insights and sleep health assessment reports through our “Zepp” mobile app, to help users relax, soothe, restore, focus, and ultimately achieve better holistic health. By applying the domain knowledge controlled large language models, premium subscribers of Zepp Aura can also access to an AI Chat service, which recognizes the user’s natural language in voice or text commands in order to answer questions about sleep and wellness. Additionally, it offers detailed intelligent analysis reports, helping users to better improve their sleep conditions.

Data Analytics Capability

We had approximately 27.4 million Mobile App MAUs as of December 31, 2023, contributing to a large data set for health related data analytics. Mobile App MAUs refer to monthly active users of our mobile apps, which are represented by the number of accounts that have been logged into on our mobile apps during a given calendar month. We calculate Mobile App MAUs by using internal company data that have not been independently verified, and it is possible that some users may have set up more than one account.

In addition, we use the same algorithm in each of our products, regardless of price or type, which provides us with a consistency as to the quality and format of the data collected that many of our competitors do not possess.

Under strict guidance of our data privacy and security policies, we offer use of various sets of the data set we have accumulated. Use of user data may be individually identified or de-identified, depending upon the application, agreement with the company, and agreement with users. In some cases, users may opt-in to have their personal data seen by the population manager. Each use of data under data analytics services is specifically codified in contract language, with the default always to be protection of individuals’ personal identity and data, and only shared upon users’ specific instruction for opt-in.

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

In July 2021, at our annual developers conference, we announced our new generation of smart wearable chip Huangshan-2S, the third generation Huangshan chip. Compared to its predecessor, the Huangshan-2S reduces operating power consumption by 56% and dormant power consumption by 93%, and improves graphics performance by 67%. Huangshan-2S smart wearable chips successfully taped out in March 2021, and have become one of the key smart wearable chips for our Amazfit smart watches.

In September 2023, we agreed to transfer the technologies related to Huangshan-2/2S smart wearable chips to Whale Microelectronics Co., Ltd., a subsidiary of Jiangsu Yitong, an affiliate of our company, to further develop the next generation of Huangshan chipsets. For more details of the transfer of technologies, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Transactions with Related Parties.”

BioTrackerTM Sensor Array

We develop our own proprietary biosensor array for our smart devices. Like the Huangshan chipset, we believe this provides significant development and cost competitive advantages for our company.

In October 2021, we introduced the third generation of our biosensor array, BioTrackerTM 3, into our smart watch products Amazfit GTS 3, Amazfit GTR 3 and Amazfit GTR 3 Pro. The BioTrackerTM 3 monitors blood oxygen level, heart rate, stress level and sleep quality, providing users with easy-to-use enhanced health and sports experience. In September 2022, our brand new smart watch products Amazfit GTS 4 and Amazfit GTR 4 debuted the fourth generation of our biosensor array, BioTrackerTM 4, which collects 33% more data and is more accurate than the previous generation. Combined with the upgraded heart rate tracking algorithm of the GT 4 series, the BioTrackerTM 4 could efficiently distinguish heart rate signal from that contaminated by various motion noises, which almost reaches the tracking level of heart rate belts. In September 2023, we announced our latest generation of biosensor array, BioTrackerTM 5, on Amazfit Balance. By taking advantage of deep learning and million minutes data, the BioTrackerTM 5 achieves world-leading accuracy of heart rate tracking algorithm. Powered by the energy-efficient Zepp OS 3.0, the enhanced dual-LED and 8PD biometric sensor can support vital health metrics for longer measurement time.

Our BioTrackerTM sensor array now supports several AI-driven biologic data engines, including OxygenBeatsTM blood-oxygen saturation monitoring, PumpBeatsTM blood pressure monitoring, SomnusCareTM sleep monitoring, ExerSenseTM exercise detection and monitoring, RealBeatsTM heart rate monitoring, PeakBeatsTM specialized post-workout data analysis, Readiness sleep quality tracking and improvement, and Zepp CoachTM workout plans personalization.

Zepp OS Ecosystem

We announced the new Zepp OS in July 2021, and have been upgrading its functions and features on an annual basis. Zepp OS is not only a smart watch operating system but also the core of an open platform, designed with emphasis on health, user experience and privacy protection with three key characteristics, namely being light, smooth and practical.

We explored multiple ways to integrate Generative AI (GenAI) with our business, as we have identified huge potential GenAI could bring to our daily lives. Through numerous cognitive revolutions and iterative reconstructions, on September 1, 2023, we launched Zepp OS 3, our AI-powered and health-focused wearable operating system, on Amazfit Balance. With leading connectivity, AI Chat capability and new health-focused applications such as Readiness and Pill Reminder, Zepp OS 3 is now being upgraded on our smart watches such as Amazfit GT series, Amazfit Cheetah series, Amazfit Falcon and Amazfit Active series on an ongoing basis. In addition, backed by Zepp OS 3 and partnered with Mastercard along with the integration of NFC technology, we introduced the new feature Zepp Pay on Amazfit Balance, which allows users to bind up to eight bank cards at a time to their smart wearable devices, for password-protected contactless payment directly from their wrist. Even if a bank is not supported, Zepp Pay can be used via simply signing up for a Curve account.

On February 26, 2024, we unveiled our latest version of wearable operating system, Zepp OS 3.5, which applies the cutting-edge large language models and comes with the groundbreaking GenAI service Zepp FlowTM, to facilitate a seamless connection between users and their devices all with just the voice, offering a refreshing experience with the language user interface embedded in our product portfolio.

The new Zepp OS provides a reliable and stable Bluetooth channel to better connect with smart phones, smart homes, other health devices and payment systems. We are also opening the Mini Program framework for developers to create new apps that leverage the high-quality data and intelligence from our company’s proprietary biosensor array and AI chip, creating a global open IoT ecosystem for smart wearable users. Our inclusive and innovative Zepp OS ecosystem has now launched over 280 mini apps. In addition, we are constantly expanding our technology footprint to attract more users to join our Zepp OS ecosystem. For example, we hosted the second Zepp OS Global Online Hackathon from October to December 2023, and maintained collaboration with UC, Berkeley on their Caltech events such as Cal Hacks 10.0 in 2023.

We also licensed Zepp OS technologies, including patents and technical secrets, to Whale Microelectronics Co., Ltd., a subsidiary of Jiangsu Yitong.

PumpBeatsTM Blood Pressure Measurement System

In July 2021, we introduced PumpBeatsTM, a non-invasive and sleeveless blood pressure measurement system on Amazfit smart watches, which enables both spot measurement during day time and continuous monitoring during sleep. Based on five years of technical research and employing our proprietary biosensor array and Huangshan AI chip, the PumpBeatsTM algorithm is able to measure blood pressure through the watch’s optical sensors in only 30 seconds. This feature provides users with easy, convenient, accurate readings anytime and anywhere throughout their busy day. PumpBeatsTM was first tested in Amazfit GTR 3 Pro introduced in October 2021 and undertaken clinical trial by Peking University First Hospital and Hefei High-tech Zone Cardiovascular Hospital in 2022. In 2023, our blood pressure measurement software, supported by the spot measurement capability of PumpBeatsTM, was certified by National Medical Products Administration as Class II medical devices.

Zepp CoachTM

Launched in October 2022, the Amazfit Falcon debuted the Zepp CoachTM, a smart coaching solution developed by us in-house, driven by both domain knowledge and AI. Zepp CoachTM offers AI-powered tailored guidance based on the user’s physical characteristics and workout experience level, to help them scientifically improve their sports performance and build better fitness habits. To help users train safely, the Zepp CoachTM can even detect whether the user is in an overtrained state, and appropriately reduce the intensity of scheduled exercise plans or recommend a rest day.

In 2023, an AI Chat function was provided to enhance Zepp CoachTM as a trial for users of Amazfit devices. By applying the domain knowledge controlled large language models, this intelligent chatbot can answer exercise-related questions which are in voice or text commands and provide users with abundant personalized and updated exercise recommendations. With this new AI Chat dimension, Zepp Coach™ not only can provide personalized training plans and guidance, but it also enables users to request specific advice which can assist their workout practices in real-time.

Zepp and Zepp Life Mobile Apps

We mainly offer two mobile apps: our “Zepp Life” mobile app, formerly known as the “Mi Fit” mobile app, and our “Zepp” mobile app, formerly known as the “Amazfit” mobile app. Both of our mobile apps sync automatically with, and display real-time data from our devices. They use charts and graphs to display analysis of the activity and biometric data collected from users. Our “Zepp Life” mobile app is designed with a focus on sports and fitness functions while our “Zepp” mobile app emphasizes functions relating to health.

Since our inception in 2013, we have amassed a large user base. As of December 31, 2023, we had 353.1 million registered users of our mobile apps. In 2023, we had an average Mobile App MAUs of 27.4 million.

We developed our mobile apps to support and expand the functionalities of our smart wearable devices as a way to attract users and promote sales of our wearable devices. We generate minor certain miscellaneous revenues from our mobile apps, such as Zepp Aura and Zepp CoachTM features. However, the amounts of such revenues are immaterial. Backed by the Zepp OS architecture which benefits users from the comprehensive health insights to improve their health through “24/7 health monitoring,” we continue to provide innovative features and functionalities to users through our mobile apps.

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

We also partner with several leading social networks worldwide. With the consent of our users, we allow them to import certain activity data we collect to their platforms so that our users can utilize certain interactive functions offered on these social networks. In addition, our users can also import their data to third-party apps such as Apple Health Kit and Google Fit to obtain the data analytic services provided by them. Users can revoke their consent to share data with third parties at any time using their “Zepp Life” or “Zepp” account settings or the account settings on such third parties’ platforms. If users choose to share their data with a third party, the data is governed by the privacy policy of the third party. We do not distribute or share with third parties our users’ personal data to other companies for advertising or any other purposes.

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

As of December 31, 2023, our total research and development staff consisted of 493 employees. Our global research and development team supports the design and development of our new products. Our research and development team is comprised of electrical engineers, mechanical engineers, computer scientists and mobile app developers. The team is further divided into four subgroups, including algorithms and AI, software engineering, hardware engineering and third-party service integration.

Algorithms and AI

Our algorithms and AI team is responsible for developing and refining our proprietary, artificial intelligence-based, computational algorithms, and leveraging the latest technology in artificial intelligence for applications in our products and services. Our algorithms and AI team creates our robust proprietary software, establishing an enterprise-level platform to deliver an integrated suite of capabilities for data management, machine learning and advanced analytics. After data anonymization, this platform enables us to better serve and create value for our users and design innovative products and services. Our algorithms and AI team has developed a vibrant ecosystem around our platform, and has been building a growing range of applications on our platform, including the following:

●	Disease diagnosis and health risk prediction. The data collected by our devices, initially unstructured, undergoes manual or automatic annotation to become structured data. We then utilize these structured datasets to train machine learning models tailored for specific applications in disease diagnosis and health risk assessment. The vast amounts of raw data are uploaded to our cloud-based databases and then filtered by our algorithms to identify users with heightened risks of heart diseases or respiratory problems. Those results flagged by our algorithms are then verified by doctors, and the feedback from doctors is input into our algorithms to be used to annotate the input validation data, generating new datasets that can be utilized to further refine our machine learning algorithms, thus forming a closed loop to allow us to continually fine-tune our algorithms to obtain more accurate assessment with each update.

●	Sleep monitoring. Currently most sleep disorders can only be diagnosed in laboratories and hospitals. We are collaborating with Stanford Center for Sleep Sciences and Medicine to execute a clinic study of verifying the capability to diagnose sleep disorders through consumer electronics and wearable technologies.
●	Sports and fitness. We are developing algorithms to synthesize a wide variety of users’ daily activity data to understand users’ daily routines and habits and build our recommendation model accordingly through machine learning. Additionally, we also have developed the AI algorithms to recognize the daily workout or exercise, such as walking, running, cycling, rowing and elliptical training to automatically record the workout for users, and provided AI-powered tailored guidance based on the user’s physical characteristics and workout experience level through the smart coaching solution Zepp CoachTM. Once the recommendation model is set up, we will be able to provide users with recommendations, such as exercise duration and intensity, running posture and foot posture, to help them train safely and build better fitness habits. We can also make personalized activity recommendations to help users achieve their fitness goals, such as weight loss, and with the AI Chat feature provided on Zepp CoachTM, users are able to request specific advice which can scientifically improve their sports performance.
●	Biometrics. We are dedicated to developing AI-powered algorithms that are capable of monitoring various health parameters, including real-time heart rates, heart rate variability, arrhythmia (including atrial fibrillation), blood oxygen (SpO2), blood pressure, and body temperature variation. These advanced algorithms leverage the bio-sensors integrated into our wearable devices to provide accurate health data.

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

Hardware Engineering

Our hardware engineering team supports the system-level product design, ultralow power system design and the design of key system components, including antenna, bio-sensors, battery, integrated circuits for battery protection, Bluetooth Low Energy system on chip integrated circuits, energy-efficient microprocessor and product testing apparatus. Our hardware engineering team also plays a key role in identifying opportunities for strategic investments upstream.

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

Our Relationship with Xiaomi

Our strategic cooperation agreement with Xiaomi, initially entered into in October 2017, renewed in October 2020 for another three years and ended in October 2023, granted us the most-preferred-partner status globally to develop subsequent Xiaomi Wearable Products. We leverage Xiaomi’s brand recognition and global distribution networks for the sale of Xiaomi Wearable Products. Our sale of Xiaomi Wearable Products to Xiaomi is governed by a new business cooperation agreement we entered into with Xiaomi in February 2023, pursuant to which Xiaomi is responsible for the distribution and sales of Xiaomi Wearable Products through their networks and sales channels.

We and Xiaomi discuss on, among other things, functions and recommended price range throughout the development process. After we show Xiaomi of prototypes and our internal validation testing results, we start taking orders from Xiaomi for mass production. Xiaomi and us generally discuss order forecast months in advance of the delivery time, which sufficiently allows us to arrange raw material and component procurement and manufacturing. In addition to the recommended price of Xiaomi Wearable Products to be sold to users and wholesalers, we also discuss with Xiaomi and jointly determine discounts offered at promotional events from time to time. During the year ended December 31, 2023, we sold several Xiaomi Wearable Products, which we and Xiaomi have standard selling prices and do not include installment payments. In addition, we are exploring additional ODM collaboration opportunities with leading global consumer internet platforms, beyond our partnership with Xiaomi.

Manufacturing and Fulfillment

Procurement and Manufacturing

We procure a majority of raw materials and components from suppliers within China, and then consign them to our manufacturers. In general, prices for our raw materials have been relatively stable. Through close coordination with our customers and manufacturers and frequent purchases of components from suppliers, we are able to carry a few raw material and in-process inventories and achieve prompt production, minimizing inventory risk. For our self-branded products, we procure components based on our internal sales and production plan at the beginning of each month. For Xiaomi Wearable Products, Xiaomi provides us with production forecasts on a rolling basis, which serves as the primary indicator for our component procurement effort.

The key components of our products typically include Bluetooth Low Energy (BLE) system-on-chip, PPG sensor, flash memory, gravity sensor, battery and screen. Based on the specific product requirements, some of the key components, such as BLE system-on-chip we utilize, is currently procured from a number of sources of supply. The remaining key components of our products are generally procured from two to three suppliers.

We believe that outsourcing the manufacturing of our products enables greater scale and flexibility at lower costs than establishing our own manufacturing facilities. We outsource the manufacturing of our products to a number of contract manufacturers. We assign the production of our self-branded product lines and Xiaomi Wearable Products to a number of corresponding manufacturers. Our manufacturers produce our products using design specifications and standards that we establish.

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

Sales, Branding and Marketing

Since September 2015, we have started to use the brand name “Amazfit” to market our self-branded products. In August 2020, we introduced a new brand name, “Zepp,” for our self-branded products. Since 2020, we have engaged in various marketing and branding activities, both in China and globally, to promote our Amazfit brand and Zepp brand. For example, in 2021, we promoted our Amazfit products sold in China as Chinese characters “跃我” and promoted a slogan “up your game.” In 2023, we collaborated with several renowned marathon runners Dean Karnazes, Edyta Lewandowska and Hendrik Pfeiffer for the launch of Amazfit Cheetah Pro, our premium running watch, to help build our thriving user community in the sports and outdoor sectors. In addition, we adopted an insights-backed brand refresh with a brand new vision, mission and story, and optimized our website to better communicate with potential customers on our milestones and product portfolio. We seek to further increase our brand awareness by expanding our marketing efforts, strengthening our competitive differentiation, and providing our users with consistent and high quality products.

Our self-branded products are sold via both online and offline channels. In terms of online platforms, we operate storefront on e-commerce platforms and directly selling to certain of these e-commerce platforms who subsequently distribute to end users. For our offline network, we work with both well-established distributors to create points of purchase at their retail stores. In addition, our products have international versions that are manufactured for sales and distribution in overseas markets. In 2023, we expanded international sales and marketing channels for our Amazfit products and Zepp products on our own, and we plan to keep doing so in the foreseeable future.

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

The first point of contact for customer service inquiries is our self-service “Feedback” function embedded in our mobile apps. Our “Feedback” feature works 24/7 to collect complaints from our users. Representatives of our distribution channels and Xiaomi, especially those that manage our e-commerce channels, also provide customer services to users who purchased our products through their channels during normal working hours. These representatives are required to complete mandatory training on product knowledge, complaint handling and communication skills. In addition, we also maintain a call center to provide support to our users.

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

As of February 29, 2024, we had obtained 817 patents and had submitted 270 additional patent applications. Our issued PRC patents will expire between 2024 and 2041 and our issued foreign patents will expire between 2024 and 2048. As of February 29, 2024, we had registered 2,269 trademarks and had submitted 196 additional trademark applications. Our registered PRC trademarks will expire between 2025 and 2034 but can be renewed. Our registered foreign trademarks will expire between 2024 and 2038 but can be renewed. As of February 29, 2024, we had obtained 79 software copyrights.

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

We believe we can compete favorably with our competitors on the basis of these factors. We believe we have one of the largest accumulative registered user bases in the global wearable devices industry as a result of our large shipment volume. The large amount of data we collect from our user base allows us to continually improve our proprietary algorithms to enhance the performance of our products. We plan to establish our own brands as lifestyle brands by consistently introducing innovative products that offer increasingly rich premium services and functionalities for our self-branded products. We primarily expand sales channels for our Amazfit products and Zepp products on our own, both in China and globally.

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

Our Environmental, Social and Governance Initiatives

We are committed to promoting various aspects of our environmental, social and governance (ESG) initiatives. With the guidelines of the United Nation Global Compact Sustainable Development Goals, Global Reporting Initiative, and Greenhouse Gas Protocol, we have identified three important pillars in our ESG initiatives: Environmental Sustainability, Social Responsibility and Corporate Governance. We actively support the ESG and we aim at achieving the ESG initiatives by utilizing the unique characteristics of our business and products.

Environmental Sustainability

We leverage our technology, infrastructure and relationships with users and suppliers to reduce the environmental impacts of our business. To make a positive contribution to better protect the environment, we have taken a series of measures in energy-saving, recycling, and sustainable product design. Lower power consumption is always a key strategy of us. We strive to leverage our technological capabilities to improve the battery life and optimize the power consumption of our products. We also continue to increase the utilization of recyclable materials and reduce the use of packaging materials. For instance, we have begun to gradually replace paper user manuals with digital ones for our products. In addition, we have partnered with several non-profit organizations on launching the exclusive smart watches which come in packaging made from 100% environmentally friendly materials and making donations of each product purchase in support of environmental restoration projects in Indonesia and Europe.

Social Responsibility

We are fully committed to be socially responsible and make positive impact on the society. Our mission is to empower health and inspire joy and our key strategy is to help our users to live healthier lives. We are consistently developing product functions that can track and help users’ health status. We have been making efforts to raise public awareness of the importance of sports and health by co-hosting a series of sports activities in the community, and we keep encouraging employees to maintain a healthy and joyful lifestyle. For example, on the first Friday of each month, we arrange various indoor and outdoor sports activities for our employees.

Corporate Governance

We have established an environmental, social and governance communications and management mechanism to comprehensively protect the environment, benefit the society and improve our corporate governance. As a vital part of our company, our management and directors contribute their insights into the strategic decision-making process, by drawing on their own gender perspective and diversified background. Our board is composed of highly reputable members, including a female director. We have also established a Privacy and Ethics Committee and appointed Mr. Hongjiang Zhang as the chair, who has been selected as an international member of the U.S. National Academy of Engineering.

We have been continually improving our environmental, social and governance initiatives under the guidance of our sustainability framework. We appreciate the oversight, guidance and feedback from different parties and are committed to collaborating closely with domestic and international organizations to support broader industry-wide ESG practices, to explore multi-dimensional use cases for our technologies, to empower traditional industries with our capabilities and to promote a healthier and joyful lifestyle and the long-term sustainability of our society.

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

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities or our shareholders’ rights to receive dividends and other distributions from us.

Regulation on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalogue of Industries for Encouraging Foreign Investment, or the Encouraging Catalogue, and the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, both of which were promulgated and are amended from time to time by the Ministry of Commerce, and the National Development and Reform Commission. The Encouraging Catalogue and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited.” Industries not listed in the Encouraging Catalogue and the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

On October 26, 2022, the Ministry of Commerce and the National Development and Reform Commission released the Catalog of Industries for Encouraging Foreign Investment (2022 Version), which became effective on January 1, 2023, to replace the previous Encouraging Catalogue. On December 27, 2021, the Ministry of Commerce and the National Development and Reform Commission released the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), which became effective on January 1, 2022, to replace the previous Negative List. Furthermore, the Article 6 of the Negative List (2021 Version) provides that any domestic enterprise engaged in the business where foreign investment is “prohibited” shall apply to the relevant authorities for their review and approval as to its offering and listing in overseas markets, and overseas investors shall not participate in the operation and management of such domestic enterprise. According to the press conference conducted by the Ministry of Commerce in January 2022, the Article 6 of the Negative List (2021 Version) only applies to direct overseas listing by domestic companies, which is not applicable to us.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the previous laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the Foreign Investment Law, foreign investment shall enjoy pre-entry national treatment, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that foreign-invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. In addition, the Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—As the case in many other civil law jurisdictions, there are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

The Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriate or requisition the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; foreign investors’ funds are allowed to be freely transferred out and into the territory of PRC, which run through the entire lifecycle from the entry to the exit of foreign investment; and providing an all-around and multi-angle system to guarantee fair competition of foreign-invested enterprises in the market economy. In addition, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law, which means that foreign-invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

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

On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, in the case that a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

On December 19, 2020, the Ministry of Commerce and the National Development and Reform Commission jointly promulgated the Measures for the Security Review of Foreign Investments, which took effect on January 18, 2021. Pursuant to the measures, for foreign investments which affect or may affect national security, security review shall be conducted in accordance with the provisions of the measures. The State establishes a working mechanism for the security review of foreign investments to be responsible for organizing, coordinating and guiding the security review of foreign investments. For foreign investments related to important cultural products and services, important information technology and internet products and services, and others, the foreign investors who obtain the actual controlling stake in the investee enterprise or relevant parties in the PRC shall declare to the office of the working mechanism prior to proceeding with the investments.

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

Regulation on Torts

Under the Civil Code of the PRC, which was issued by the National Congress on May 28, 2020, and became effective on January 1, 2021, where damages to other persons are caused by defective products, the infringed person may claim compensation against the producers or the sellers of the product. Where the defection is due to the fault of the producers, the sellers who have paid compensation to the infringed person shall have the right to indemnification against the producers. Where damages to other persons are caused by defective products due to the fault of a third party, such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties. If defective products are identified after they have been put into circulation, the producers or the sellers shall take remedial measures such as ceasing the sale, warning and recall of products, in a timely manner. The producers or the sellers shall be liable under tort if they fail to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced or sold with known defects, causing deaths or severe adverse health issues, the infringed party has the right to claim punitive damages in addition to compensatory damages.

Regulation on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patents

Pursuant to the PRC Patent Law, amended on December 27, 2008 and its implementation rules, last amended on December 11, 2023, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law (2008 version), the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, and utility models and designs are effective for ten years from the date of application. The PRC Patent Law (2008 version) adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first.

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law (2008 version), novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office. Normally, the State Intellectual Property Office publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the State Intellectual Property Office for a substantive examination within three years from the date of application.

Article 20 of the PRC Patent Law (2008 version) provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the State Intellectual Property Office for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the State Intellectual Property Office has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China.

On October 17, 2020, the PRC Patent Law was further amended by the Standing Committee of the National People’s Congress, and took effect on June 1, 2021, pursuant to which invention patents are valid for twenty years, while design patents are valid for fifteen years and utility model patents are valid for ten years, commencing from the date of application. Where a patent right for invention is granted after three years from the date of request for substantial examination of a patent for invention and after four years from the filing date, the patent administrative department under the State Council shall grant compensation for the duration of the patent right due to any unreasonable delay in grant of patent rights at the request of the patentee, except for any unreasonable delay caused by the applicant. In addition, the further amended PRC Patent Law provides a criterial for compensation amount for intentional patent infringement of one to five times of actual loss suffered by the rights holder due to the infringement or the gains obtained by the infringer from the infringement, and the extension of the limitation of action for patent infringement of up to three years.

Patent Enforcement

Unauthorized use of patents without consent from owners of patents, forgery of the patents belonging to other persons, or engagement in other patent infringement acts, will subject the infringers to infringement liability. Serious offences such as forgery of patents may be subject to criminal penalties.

When a dispute arises out of infringement of the patent owner’s patent right, PRC law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the patent administration authority. A PRC court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement, and if the loss suffered by the patent holder arising from the infringement cannot be determined, the damages for infringement shall be calculated as the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in the circumstances where the damages cannot be determined by the above-mentioned calculation standards. The damage calculation methods shall be applied in the aforementioned order. Generally, the patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.

As of February 29, 2024, we had 375 patents granted and 174 patent applications pending in China, 442 patents granted and 96 patent applications pending outside China.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of February 29, 2024, we owned 1,320 registered trademarks in different applicable trademark categories and were in the process of applying to register 48 trademarks in China, 949 registered trademarks in different applicable trademark categories and were in the process of applying to register 148 trademarks outside China.

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

Software Copyright Law

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and latest amended on January 30, 2013, the National Copyright Administration issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, exclusive licensing contract registration and transfer contract registration. As of February 29, 2024, we had registered 79 computer software copyrights.

Regulation on Domain Name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology, effective on November 1, 2017. The Ministry of Industry and Information Technology is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which China Internet Network Information Center is responsible for the daily administration of CN domain names and Chinese domain names. On June 18, 2019, China Internet Network Information Center promulgated the Implementation Rules of Registration of Country Code Top-level Domain Name, which took effect on the same day. Pursuant to the Administrative Measures on the Internet Domain Names and the Implementation Rules of Registration of Country Code Top-level Domain Name, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the China Country Code Top-level Domain Name Dispute Resolution Policy promulgated by China Internet Network Information Center, file a suit to the People’s Court or initiate an arbitration procedure. As of February 29, 2024, we had registered 116 domain names.

Regulation on Medical Device

The Regulations on Supervision and Administration of Medical Devices, issued by the State Council on January 4, 2000, and further amended on March 7, 2014, May 4, 2017 and February 9, 2021, respectively, the latest amended version of which took effect on June 1, 2021, divide medical devices into three types. For Class I medical devices, the record-filing management shall be implemented, while for Class II and Class III ones, the registration management shall be implemented. In case of the application for registration of Class II medical devices, the applicant for registration shall submit the registration application materials to the National Medical Products Administration at provincial level. In case of the application for registration of Class III medical devices, the applicant for registration shall submit the registration application materials to the National Medical Products Administration. The medical device registration certificate for Class II and Class III medical devices is valid for five years. When engaging in production of Class II and Class III medical devices, the manufacturing party shall obtain the medical device production license. In addition, when engaging in operation of Class II medical devices, an operating enterprise shall also make a record-filing with the National Medical Products Administration at municipal level.

Anhui Huami currently produces blood pressure measurement software that is certified as Class II medical device. We have completed the registration for Class II medical devices in China, and we have also obtained the medical device production license for the production of such software.

Regulation on Radio Transmission Equipment

The Regulations on Radio Administration of the PRC jointly issued by the State Council and the Central Military Commission on November 11, 2016 and effective on December 1, 2016, provide requirements concerning verification and approval of the models of radio transmission equipment. On December 22, 2022, the Ministry of Industry and Information Technology promulgated the Provisions on the Administration of Radio Transmission Equipment, which took effect on July 1, 2023. Pursuant to these regulations and provisions, except for micro-power short-range radio transmission equipment, whoever manufactures or imports other radio transmission equipment for sales or use on the domestic market shall apply to the State Radio Administration for model verification and approval. Whoever manufactures or imports radio transmission equipment that has not obtained model verification and approval for sales or use on the domestic market shall be ordered by the radio administration to make correction and subject to fines. To comply with these laws and regulations, we have obtained the necessary Radio Transmission Equipment Type Approval Certificates for all of our products manufacturing and selling in the PRC.

Regulation on Advertising Business

The State Administration for Market Regulation is the government agency responsible for regulating advertising activities in the PRC.

According to the PRC laws and regulations, companies that engage in advertising activities must obtain from the State Administration for Market Regulation or its local branches a business license which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any law or regulation. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. The release or delivery of advertisements through the internet shall not impair the normal use of the network by users. The advertisements released in pop-up form on the webpage of the internet and other forms shall indicate the close flag in prominent manner and ensure one-key close. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the State Administration for Market Regulation or its local branches may revoke violators’ licenses or permits for their advertising business operations.

On February 25, 2023, the State Administration for Market Regulation issued the Measures for the Administration of Internet Advertising to regulate internet advertising activities, which became effective on May 1, 2023. According to these measures, no advertisement of any medical treatment, medicines, food for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services subject to examination by an advertising examination authority as stipulated by laws and regulations may be published unless the advertisement has passed such examination. No advertisement of any medical treatment, medicines, medical devices, dietary supplement or food for special medical purposes shall be published in the guise of introducing health knowledge. In addition, no entity or individual may publish any advertisement of prescription drugs or tobacco on the internet. An internet advertisement must be identifiable and clearly identified as an “advertisement” to the consumers. Paid search advertisements are required to be clearly distinguished from natural search results. Internet advertisement publishers are required to verify the supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications. Internet information service providers that are not involved in internet advertising business activities but simply provide information services are required to monitor and examine the advertising content published using their information services and take necessary measures to block any attempt to publish an illegal advisement.

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

Regulation on Information Security

The Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, which became effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

On September 12, 2022, the Cyberspace Administration of China published a draft amendment to the Cyber Security Law for public comment, which was formulated to align the Cyber Security Law with several new laws that were released after the Cyber Security Law came into effect in June 2017, including the Administrative Punishment Law, the PRC Data Security Law, and the PRC Personal Information Protection Law, all of which were adopted or amended in 2021. This draft amendment mainly proposes revisions on legal responsibility to adjust the types and ranges of administrative penalties for violating the Cyber Security Law and to align them with other laws. Generally, the fines and penalties to be imposed by Chinese cyberspace regulators have been significantly increased and expanded.

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

On April 13, 2020, the Cyberspace Administration of China, the National Development and Reform Commission and several other administrations jointly promulgated the Measures for Cybersecurity Review, which became effective on June 1, 2020. The Measures for Cybersecurity Review establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cyber security reviews. In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Hierarchical Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system. On December 28, 2021, the Cyberspace Administration of China, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services, or online platform operators that conduct data processing activities, that affect or may affect national security must apply for a cybersecurity review. In addition, any online platform operator holding over one million users’ individual information must apply for a cybersecurity review before listing abroad. The cybersecurity review will evaluate, among other things, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review. However, the scope of network product or service or data processing activities that will or may affect national security is still unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws, rules and regulations.

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructures, which took effect on September 1, 2021 and provide that “critical information infrastructures” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, administration departments of each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. The regulations further require critical information infrastructures operators, among others, (i) to report to the competent administration departments of each critical industry and sector in a timely manner when the identification result may be affected due to material changes in the critical information infrastructures; (ii) to plan, construct or put into use the security protection measures and the critical information infrastructures simultaneously; and (iii) to report to the competent administration departments of each critical industry and sector in a timely manner in the event of merger division or dissolution, and deal with critical information infrastructures as required by the competent administration departments of each critical industry and sector. Operators in violation of the regulations may be ordered to rectify, subject to warnings, fines and other administrative penalties or even criminal liabilities, and the directly responsible personnel in charge may also be imposed on fines or other liabilities.

To comply with these laws and regulations, we have adopted security policies and measures to protect our cyber system and user information.

In addition, on July 7, 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022 and require that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Measures for the Security Assessment of Cross-border Data Transfer provide four circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of cross-border data transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient contain important data collected and generated by data processors; (ii) where the data to be transferred to an overseas recipient are personal information collected and generated by operators of critical information infrastructure or data processors processing over one million users’ individual information; (iii) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively since January 1 of the previous year; or (iv) other circumstances under which security assessment of cross-border data transfer is required as prescribed by the national cyberspace administration.

On August 31, 2022, the Cyberspace Administration of China promulgated the first edition of the Guide to Applications for Security Assessment of Outbound Data Transfers. This guide provides practical guidance to the implementation of the Measures for the Security Assessment of Cross-border Data Transfer. This guide also reaffirms the position of the Cyberspace Administration of China that a cross-border data transfer out of mainland China includes where a data processor stores data collected or generated in its operations in mainland China to an overseas recipient, and where a data processor allows an overseas entity, organization, or individual to access, retrieve, download, or export data the data processor collects or generates and stores in mainland China.

On February 22, 2023, the Cyberspace Administration of China promulgated the Measures for Standard Contract for Outbound Data Transfer of Personal Information, which came into effect on June 1, 2023. These measures provide a transitional period of six months from the effective date for companies to take necessary measures to comply with the requirements. According to the Measures for Standard Contract for Outbound Data Transfer of Personal Information, under certain circumstances, a personal information processor providing personal information abroad shall conclude a standard contract which shall strictly comply with the form Standard Contract as attached to these measures. The Measures for Standard Contract for Outbound Data Transfer of Personal Information further provide that personal information processors may agree on other terms with overseas recipients which shall not conflict with the Standard Contract, and the personal information processor shall, within ten working days from the effective date of the standard contract, file with the local provincial cyberspace administration and submit the standard contract and personal information protection impact assessment report for record.

Furthermore, on November 14, 2021, the Cyberspace Administration of China publicly solicited opinions on the Regulations on the Administration of Cyber Data Security (Draft for Comments). According to these regulations, data processors shall, in accordance with relevant state provisions, apply for cyber security review when carrying out the following activities: (i) the merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (ii) data processors that handle the personal information of more than one million people intends to be listed abroad; (iii) the data processor intends to be listed in Hong Kong, which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. However, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation of the Regulations on the Administration of Cyber Data Security (Draft for Comments).

Regulation on Internet Privacy

The Administrative Measures on Internet Information Services, issued by the State Council on January 8, 2011, prohibit internet content provider from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology on December 19, 2011, an internet content provider may not collect any user personal information or provide any such information to third parties without the consent of a user. An internet content provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet content provider is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the internet content provider must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology on July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An internet content provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the internet content provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Furthermore, on June 28, 2016, the Cyberspace Administration of China issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016, and was further amended and took effect on August 1, 2022, to further strengthen the regulation of the mobile applications information services. Pursuant to these provisions, owners or operators of mobile applications that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity and integrity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the Cyber Security Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism.

In addition, the Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps was issued with effect on January 23, 2019, and commenced a coordinated effort among the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation to combat the illegal collection and use of personal information by mobile apps throughout the PRC. On October 31, 2019, the Ministry of Industry and Information Technology issued the Notice on the Special Rectification of Apps Infringing Users’ Rights and Interests, pursuant to which app providers were required to promptly rectify issues the Ministry of Industry and Information Technology designated as infringing app users’ rights such as collecting personal information in violation of PRC regulations and setting obstacles for user account deactivation. On July 22, 2020, the Ministry of Industry and Information Technology issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement upon Users’ Rights and Interests by Apps to rectify the following problems (i) illegal processing of personal information of users by the APP and the SDK; (ii) the conduct of setting up obstacles and frequently harassing users; (iii) cheating and misleading users; and (iv) inadequate implementation of application distribution platforms’ responsibilities.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which became effective on November 1, 2021. Pursuant to the PRC Personal Information Protection Law, personal information refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes among others, the collection, storage, use, handling, transmission, provision, disclosure, deletion of personal information. The PRC Personal Information Protection Law explicitly sets forth the circumstances where it is allowed to process personal information, including (i) the consent from the individual has been obtained; (ii) it is necessary for the conclusion and performance of a contract under which an individual is a party, or it is necessary for human resource management in accordance with the labor related rules and regulations and the collective contracts formulated or concluded in accordance with laws; (iii) it is necessary to perform statutory duties or statutory obligations; (iv) it is necessary to respond to public health emergencies, or to protect the life, health and property safety of individuals in emergencies; (v) carrying out news reports, public opinion supervision and other acts for the public interest, and processing personal information within a reasonable scope; (vi) processing personal information disclosed by individuals or other legally disclosed personal information within a reasonable scope in accordance with this law; or (vii) other circumstances stipulated by laws and administrative regulations. In addition, this law emphasizes that individuals have the right to withdraw their consent to process their personal information, and the processors must not refuse to provide products or services on the grounds that the individuals do not agree to the processing of their personal information or withdraw their consent, unless processing of personal information is necessary for the provision of products or services. Before processing the personal information, the processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (i) the name and contact information of the personal information processor; (ii) the purpose of processing personal information, processing method, type of personal information processed, and the retention period; (iii) methods and procedures for individuals to exercise their rights under this law; (iv) other matters that should be notified according to laws and administrative regulations. Furthermore, the law provides that personal information processors who use personal information to make automated decisions should ensure the transparency of decision-making and the fairness and impartiality of the results, and must not impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions.

In addition to the aforementioned general rules, the PRC Personal Information Protection Law also introduces the rules for processing sensitive personal information, which refers to the personal information that, once leaked or illegally used, can easily lead to the infringement of the personal dignity of natural persons or harm personal and property safety, including biometrics, religious beliefs, specific identities, medical health, financial accounts, and whereabouts, as well as personal information of minors under the age of fourteen. Personal information processors can process sensitive personal information only if they have a specific purpose and sufficient necessity, and take strict protective measures. In addition, the law provides rules for cross-border provision of personal information. In particular, it is provided that the operators of critical information infrastructures and the personal information processors that process personal information up to the number prescribed by the national cyberspace administration shall store personal information collected and generated within the PRC. If it is really necessary to provide such personal information overseas, they shall pass the security assessment organized by the national cyberspace administration, except as otherwise stipulated by laws, administrative regulations and the national cyberspace administration. Any processor in violation of this law may be subject to administrative penalties including rectifications, warnings, fines, confiscation of illegal gains, suspension of the apps illegally processing personal information or suspension of the relevant business, revocation of business operation permits or business licenses, civil liabilities or even criminal liabilities. The directly responsible personnel in charge and other directly responsible personnel may be imposed with fines and prohibited from serving as directors, supervisors, senior management personnel and personal information protection officers of related companies within a certain period of time.

On November 4, 2022, the Cyberspace Administration of China and the State Administration for Market Regulation jointly issued the Notification on the Implementation of Personal Information Protection Certification, which implements the personal information protection certification mechanism to satisfy the requirements of the PRC Personal Information Protection Law for the cross-border transfer out of mainland China of personal information. In parallel with such notification, on June 24, 2022, the National Information Security Standardization Technical Committee issued the first version of the Guidance on Network Security Standardized Practice—Specification for Certification of Personal Information Cross-Border Processing Activities, and on December 16, 2022, the National Information Security Standardization Technical Committee issued an updated version of the specification. This specification serves as an industry standard and provides the general principles and detailed requirements for personal information processors engaging in the cross-border transfer out of mainland China of personal information to meet in order to obtain a personal information protection certification from qualified certification institutions with respect to such data transfers. Personal information processors that obtain a personal information protection certification may rely on such personal information protection certification to comply with the PRC Personal Information Protection Law requirements for cross-border data transfers of personal information out of mainland China that do not need to undergo a security assessment.

We may also be subject to information privacy and data security regulations and legal requirements in the United States and Europe. For example, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their respective implementing regulations, impose specified requirements on certain types of individuals and entities, including covered entities (health plans, health clearinghouses, and certain health care providers) and their business associates and their subcontractors relating to the privacy, security and transmission of individually identifiable health information. Among other things, the Health Information Technology for Economic and Clinical Health Act makes the Health Insurance Portability and Accountability Act’s security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain, or transmit protected health information in connection with providing a service for or on behalf of a covered entity. The Health Information Technology for Economic and Clinical Health Act also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the Health Insurance Portability and Accountability Act and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which are not pre-empted by the Health Insurance Portability and Accountability Act, differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Further, state laws in U.S. states govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The collection, use, disclosure, transfer or other processing of personal data of individuals in the European Economic Area, including personal health data, is governed by the European Union General Data Protection Regulation, which became effective on May 25, 2018. After effectiveness of such regulation, the European data protection law background has been constantly implemented through the activity of the European Data Protection Board concerning the correct interpretation and application of the General Data Protection Regulation, as well as through the ruling of the Court of Justice of the European Union. The General Data Protection Regulation and European Union Member States national data protection legislation are wide-ranging in scope and impose numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing notice to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third party processors. The General Data Protection Regulation also prohibits the international transfer of personal data from the European Economic Area to countries outside of the European Economic Area unless made to a country deemed to have adequate data privacy laws by the European Commission or where a data transfer mechanism with appropriate safeguards has been put in place, such as the standard contractual clauses, and supplementary measures that provide privacy protections additional to those provided under the standard contractual clauses. Further, the General Data Protection Regulation provides that countries in the European Economic Area may establish their own laws and regulations further restricting the processing of certain personal data, including genetic data, biometric data, and health data. Failure to comply with the General Data Protection Regulation requirements could result in regulatory investigations, enforcement notices requiring us to stop or change the way we use personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims for financial or non-financial loss by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill.

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

We have employees in California, U.S. Employees in California are generally deemed to be employees at will, meaning they can be terminated or the terms and conditions of their employment can be altered for any reason or no reason, absent a contractual arrangement that alters the employment at - will status. Broadly, we are obligated to comply with applicable California employment-related laws and regulations, including wage and hour standards, anti-discrimination, anti-harassment, and anti-retaliation prevention, whistleblower protection, and state laws on restrictive covenants on confidential information, invention assignment, non-competition and non-solicitation.

We have employees in certain European counties, such as Italy, Spain and Germany. Our employment practice in Italy is overseen by the Ministry of Labor and Social Policies, the governmental authority in Italy that designs, implements and coordinates measures for labor policy and the development of employment, the protection of labor and the adequacy of the social-security system and social policies. The employment regulatory framework in Italy addresses numerous facets of employment such as work hours, employee rights, wages and workplace safety. In Italy, we comply with key legislations including the Workers’ Statute, which covers the protection of the freedom and dignity of workers, trade unions and union activity in the workplace, and rules on employment. Ministry of Labor and Social Policies ensures adherence to these rules, maintaining high standards of worker protection and promoting fair labor practices.

In Spain, our operations are governed by the labor regulations enforced by the Ministry of Labor and Social Economy. Employment laws and regulations in Spain encompass various elements of employment such as contractual terms, working conditions, employee rights and remuneration. We adhere to fundamental statutes such as the Workers’ Statute which outlines the rights and obligations of both employees and employers, including detailed dismissal procedures.

German labor and employment relations are regulated by a number of different laws and regulations, for example, Act on Protection against Unfair Dismissal, Act on Working Hours, Federal Vacation Act, Act on Continued Remuneration with regard to sick pay, Minimum Wage Act, Act on Temporary Employment, Works Constitution Act, Act on Collective Bargaining Agreements, case law, collective bargaining agreements, works agreements and individual employment contracts. In general, in Germany, in business units with more than 10 employees, the requirements for a valid notice and restrictions on terminations are governed by the Act on Protection Against Unfair Dismissal. The employer must observe certain form requirements for terminations.

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

The PRC Enterprise Income Tax Law and its implementation rules which was promulgated on December 6, 2007 and amended on April 23, 2019, permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.

PRC Value Added Tax

On January 1, 2012, the State Council officially launched a pilot value-added tax reform program, applicable to businesses in selected industries. Businesses in the pilot value-added tax reform program would pay value added tax, or VAT, instead of business tax. The pilot value-added tax reform program initially applied only to transportation industry and “modern service industries” in Shanghai and would be expanded to eight trial regions (including Beijing and Guangdong province) and nationwide if conditions permit.

On March 23, 2016, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, which took effect on May 1, 2016. Pursuant to the circular, all the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-border activities.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, which took effect on May 1, 2018 and supersedes any previously existing provisions in case of inconsistency. According to the circular, (i) for VAT taxable sales or importation of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be adjusted to 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%.

On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform to further lower value-added tax rates, which took effect on April 1, 2019 and prevails in case of any conflict with existing provisions. According to the announcement, (i) for general VAT payers’ sales activities or imports that are subject to an existing VAT rate of 16% or 10%, the VAT rate is adjusted to 13% or 9%, respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to an existing VAT rate of 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to an existing VAT rate of 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to an existing VAT rate of 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%.

PRC Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the Enterprise Income Tax Law of the PRC and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the China-HK Taxation Arrangement, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. In February 2018, the State Administration of Taxation issued the Announcement on Issues concerning Beneficial Owners in Tax Treaties, or Circular No. 9, effective on April 1, 2018, to replace the Circular of the State Administration of Taxation on the Interpretation and the Determination of the Beneficial Owners in the Tax Treaties, effective from October 2009. Circular No. 9 provides a more elastic guidance to determine whether the applicant engages in substantive business activities. Furthermore, under the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular No. 60, non-resident taxpayers who satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to follow-up administration by the tax authorities. Where the non-resident taxpayer does not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent shall withhold tax pursuant to the provisions of PRC tax laws. The State Administration of Taxation issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits on October 14, 2019, which became effective on January 1, 2020. The announcement further simplified the procedures for enjoying treaty benefits and replaced the SAT Circular No. 60. According to the announcement, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, where a non-resident taxpayer assesses itself and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. In addition, according to a tax circular issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Although our WFOE is currently wholly owned by Hong Kong Zepp Holding Limited, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

Regulation on Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

On August 29, 2008, the State Administration of Foreign Exchange issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular No. 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. The State Administration of Foreign Exchange also strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such Renminbi capital may not be changed without the approval of the State Administration of Foreign Exchange, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. On March 30, 2015, the State Administration of Foreign Exchange issued SAFE Circular No. 19, which took effective and replaced SAFE Circular No. 142 on June 1, 2015. Although SAFE Circular No. 19 allows for the use of Renminbi converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted Renminbi for purposes beyond the business scope, for entrusted loans or for inter-company Renminbi loans. The State Administration of Foreign Exchange promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties. On October 23, 2019, the State Administration of Foreign Exchange issued the SAFE Circular No. 28, pursuant to which all foreign-invested enterprises are allowed to make domestic equity investments with their capital funds in accordance with laws and regulations.

On November 19, 2012, the State Administration of Foreign Exchange promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment (amended in May 2015) which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g., profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require approval of the State Administration of Foreign Exchange, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, the State Administration of Foreign Exchange promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the supporting documents in May 2013 (amended in December 2019), which specifies that the administration by the State Administration of Foreign Exchange or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by the State Administration of Foreign Exchange and its branches.

On February 13, 2015, the State Administration of Foreign Exchange promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular No. 13, which took effect on June 1, 2015 and was amended in December 2019. SAFE Circular No. 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under the rules of the State Administration of Foreign Exchange to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, the State Administration of Foreign Exchange issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines, which abolished and superseded the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles. Pursuant to SAFE Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of the State Administration of Foreign Exchange in connection with their direct or indirect offshore investment in an overseas special purpose vehicles, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with the State Administration of Foreign Exchange when there is a change to the basic information of the special purpose vehicles, such as changes of a PRC resident individual shareholder, the name or operating period of the special purpose vehicles, or when there is a significant change to the special purpose vehicles, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the special purpose vehicles, or any share transfer or exchange, merger, division of the special purpose vehicles. Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Wang Wayne Huang, Yunfen Lu, Meihui Fan, Bin Fan, Yi Zhang and Xiaojun Zhang, our PRC resident shareholders, have completed all necessary registrations with the local branch of the State Administration of Foreign Exchange or qualified banks as required by SAFE Circular 37 in connection with their direct or indirect offshore investment related to our company.

Regulation on Employee Share Options

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange. On February 15, 2012, the State Administration of Foreign Exchange issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by the State Administration of Foreign Exchange on March 28, 2007. Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges according to the stock incentive plans are required to register with the State Administration of Foreign Exchange or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct registration with the State Administration of Foreign Exchange and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend registration with the State Administration of Foreign Exchange with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the State Administration of Foreign Exchange or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with the State Administration of Foreign Exchange or its local branches.

Our PRC citizen employees who have been granted share options or restricted shares are subject to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies. If we or such PRC citizen employees fail to comply with the Administrative Measures for Individual Foreign Exchange and the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, we and/or such PRC citizen employees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law. In addition, the State Administration of Taxation has issued certain circulars concerning employee share awards. Under these circulars, our employees working in the PRC who exercise share options or hold the vested restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share awards with the tax authorities and to withhold individual income taxes of those employees who exercise their share options or hold the vested restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation on Dividend Distributions

As the Foreign Investment Law came into effect on January 1, 2020 and replaced the previous laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations, the principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include the Company Law, and the Enterprise Income Tax Law of the PRC and its implementation rules.

Under the current regulatory regime of the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Overseas Issuance and Listing of Securities by Domestic Enterprises

On February 17, 2023, the CSRC promulgated a new set of regulations consisting of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which came into effect on March 31, 2023, to regulate overseas securities offering and listing activities by domestic companies either in direct or indirect form.

The new set of regulations and supporting guidelines promulgated on February 17, 2023 apply to overseas securities offering and listing activities by domestic companies, the “securities” under these regulations and guidelines refer to equity shares, depository receipts, corporate bonds convertible to equity shares and other equity securities. Both direct and indirect overseas securities offering and listing by domestic companies will be regulated, of which the former refers to securities offering and listing in an overseas market made by a joint-stock company incorporated domestically, and the latter refers to overseas offering and listing by a company in the name of an overseas incorporated entity, whereas the company’s major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. According to these regulations and guidelines, any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and; (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly PRC citizens or domiciled in mainland China. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis.

Under these regulations and guidelines, a filing-based regulatory system would be implemented covering both direct and indirect overseas offering and listing. For an issuer applying to or having completed indirect overseas offering or listing, it shall designate a major domestic operating entity as the domestic responsible entity to submit the filing documents to the CSRC within 3 working days (i) after the application for overseas initial offering or listing is submitted; (ii) after the subsequent securities offerings in the same overseas market; and (iii) after the application for offering or listing in other overseas markets. The CSRC would, within 20 working days if filing documents are complete and in compliance with the stipulated requirements, complete the filing and publish the filing information on the CSRC’s official website. While for confidential filings of overseas offering and listing application documents, the designated filing entity may apply for an extension of the publication of such filing. The issuer shall report to the CSRC within 3 working days after the overseas offering and listing application documents become public. In addition, subsequent securities offerings of an issuer in the same overseas market where it has previously offered or listed securities shall be filed with the CSRC within 3 working days after the offering is completed.

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

If domestic companies fail to fulfill the above-mentioned filing procedures or offer and list in an overseas market against the prohibited circumstances, they would be warned and fined up to RMB10 million. The controlling shareholders and actual controllers of such domestic companies that organize or instruct the aforementioned violations would be fined up to RMB10 million and directly liable persons-in-charge and other directly liable persons would be each fined up to RMB5 million.

On February 24, 2023, the CSRC, the National Administration of State Secrets Protection, the National Archives Administration of China and the Ministry of Finance jointly promulgated the Provisions on Strengthening the Confidentiality and Archives Administration Related to Overseas Issuance and Listing of Securities by Domestic Enterprises, which came into effect on March 31, 2023, together with the set of regulations and supporting guidelines promulgated on February 17, 2023, and replaced the Provisions on Strengthening Confidentiality and Archives Administration in Overseas Issuance and Listing of Securities issued in 2009. The provisions aim to develop a gatekeeping mechanism in provision of information by domestic enterprises to the relevant securities companies, securities service institutions, overseas regulatory authorities or other entity or individual, so as to prevent sensitive information from leakage and prescribe protective protocols for any residual sensitive information that still has to be provided. The provisions apply to both domestic issuer applying to or having completed direct overseas offering or listing and domestic operating entity of the issuer applying to or having completed indirect overseas offering or listing.

C.           Organizational Structure

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and the consolidated affiliated entities as of the date of this annual report:

Notes:

(1)

Messrs. Wang Wayne Huang, Yunfen Lu, Meihui Fan, Bin Fan, Yi Zhang and Xiaojun Zhang are beneficial owners of the shares of our company and hold 90.1%, 2.1285%, 2.1285%, 2.1285%, 2.1285% and 1.386% equity interests in Beijing Huami, respectively. They are either directors or employees of our company.

(2)	Messrs. Wang Wayne Huang and Yunfen Lu are beneficial owners of the shares of our company and hold 99.4% and 0.6% equity interests in Anhui Huami, respectively. They are also directors of our company.

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

Equity Pledge Agreements. Pursuant to the second amended and restated Equity Pledge Agreement, dated March 20, 2020, among our WFOE, Anhui Huami and each of the shareholders of Anhui Huami, the shareholders of Anhui Huami have pledged 100% equity interests in Anhui Huami to our WFOE to guarantee the performance by the shareholders of their obligations under the Exclusive Option Agreement, the Shareholder Voting Proxy Agreement and the Equity Pledge Agreement, as well as the performance by Anhui Huami of its obligations under the Exclusive Option Agreement, the Shareholder Voting Proxy Agreement, the Exclusive Service Agreement and the Equity Pledge Agreement. In the event of a breach by Anhui Huami or any shareholder of contractual obligations under the Equity Pledge Agreement, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Anhui Huami and will have priority in receiving the proceeds from such disposal. The shareholders of Anhui Huami also undertake that, without the prior written consent of our WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. Anhui Huami undertakes that, without the prior written consent of our WFOE, they will not assist or allow any encumbrance to be created on the pledged equity interests. Each shareholder has also executed a power of attorney to irrevocably authorize Wang Wayne Huang as his, her or its attorney-in-fact to sign any legal documents that are required or useful in exercising our WFOE’s rights under the Equity Pledge Agreement.

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

Loan Agreement. Pursuant to the loan agreement between our WFOE and Mr. Wang Wayne Huang, one of shareholders of Anhui Huami, dated November 3, 2017, our WFOE made interest-free loans in an aggregate amount of RMB15 million to Mr. Wang Wayne Huang for the exclusive purpose of acquiring equity interests in Anhui Huami. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in Anhui Huami to our WFOE or its designated representatives pursuant to the Exclusive Option Agreements. The term of the Loan Agreement is ten years from the date of the loan agreement and will be extended on a yearly basis unless otherwise instructed by our WFOE until the loan is repaid.

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

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

●	the ownership structures of the VIEs in China and our WFOE comply with all existing PRC laws and regulations; and
●	the contractual arrangements between our WFOE, the VIEs and their respective shareholders governed by PRC law are legal, valid and binding, and do not result in any violation of PRC laws or regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Risks Related to Doing Business in China—As the case in many other civil law jurisdictions, there are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

D.           Property, Plant and Equipment

Our headquarters are located in Hefei, where we own and lease the office building with an aggregate floor area of approximately 44,922 square meters. Our research and development facilities, including those for hardware engineering, structure design and mobile app development, and our management and operations facilities, including those for accounting, supply chain management, quality assurance and customer services, are located at our headquarters. We have sales and marketing, communication and business development personnel at our office in Beijing and supply chain management and factory management personnel at our office in Shenzhen. We also have research and development personnel who are responsible for biometric ID design and frontier technology at our office in Milpitas, sales and marketing personnel responsible for our sales in the United States at our office in Irvine, and sales operation center responsible for our sales in Europe located in Poland.

We currently lease and occupy approximately 8,922 square meters of office space in Shenzhen, approximately 2,005 square meters of office space in Beijing, approximately 1,967 square meters of office space in Milpitas, approximately 910 square meters of office space in Nanjing, approximately 791 square meters of office space in Vancouver, approximately 309 square meters of office space in Shanghai, approximately 233 square meters of office space in Irvine, approximately 499 square meters of office space in Xian, approximately 95 square meters of office space in Poland and approximately 55 square meters of office space in Greece. These leases vary in duration from one to six years.

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

A.           Operating Results

Key Factors Affecting Our Results of Operations

Our research and development of innovative products and services

We have dedicated and will continue to dedicate significant research and development efforts in developing innovative products and services, especially our self-branded products and new services as part of our healthcare initiatives. For the years ended December 31, 2021, 2022 and 2023, research and development expenses accounted for 42.5%, 42.6% and 41.8% of our total operating expenses and 8.2%, 12.5% and 14.5% of our revenues, respectively. Our future success is significantly dependent on our ability to continually launch products and services that are popular among consumers, particularly relative to those offered by our competitors. The popularity of our products and services in turn affects users’ engagement on our platform, the data of which form a critical foundation of our research and development efforts.

Increase of brand recognition and sales of our self-branded products

One of our key growth strategies is to attract new users and increase sales of our self-branded products through enhancing the brand recognition for our self-branded products. We expect our self-branded products to contribute increasingly to in the future. To achieve the goal, we have engaged in a variety of marketing and brand promotion campaigns both in China and globally, including collaboration with several renowned marathon runners for the launch of our new products, which may cause our selling and marketing expenses to increase in the near future.

International expansion also represents a significant opportunity to further grow our business. We are building our own distribution network and promoting our own brand in various markets across the world, which requires us to dedicate additional time and resources.

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

Relationship with Xiaomi

Xiaomi is our exclusive distribution channel for all Xiaomi Wearable Products. Historically, we derived a substantial majority of our revenues from the sales of Xiaomi Wearable Products. However, over the recent years, we have observed a continuous decline in revenues from this segment. Specifically, for the years ended December 31, 2021, 2022 and 2023, revenues from our Xiaomi Wearable Products segment represented 53.5%, 41.0% and 25.8% of our total revenues, respectively. We have been gradually shifting our focus towards our self-branded products, which we believe represent a significant growth opportunity. Despite this shift, our relationship with Xiaomi remains important to our business operations. In February 2023, we entered into a new business cooperation agreement with Xiaomi for the next two years, which will end in January 2025. For future product collaborations with Xiaomi, we will continue to adopt a disciplined approach, focusing on the profitability and return on investment.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

We derive our revenues from two operating segments, (i) our self-branded products and others, and (ii) Xiaomi Wearable Products. The following table sets forth our revenues by segment and as a percentage of total revenues for the periods indicated:

	Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Xiaomi Wearable Products	3,340,857	53.5	1,697,053	41.0	644,879	90,829	25.8
Self-branded products and others	2,909,252	46.5	2,445,809	59.0	1,850,443	260,630	74.2
Total revenues	6,250,109	100.0	4,142,862	100.0	2,495,322	351,459	100.0

We generate the majority of our revenues from the sales of our self-branded products. Our self-branded products include our Amazfit- and Zepp-branded smart wearable products, which currently include smart bands, watches, modules and associated accessories for sale. We also generate revenues from the sales of Xiaomi Wearable Products, which include Xiaomi-branded smart bands, scales and associated accessories. Revenues from our self-branded products and others segment, substantially all of which was from the sales of our self-branded products, contributed 46.5%, 59.0% and 74.2% of our total revenues in 2021, 2022 and 2023, respectively. For the year ended December 31, 2023, revenues from our self-branded products and others segment were RMB1,850.4 million (US$260.6 million). We expect our self-branded products to contribute to a more portion of our revenues in the future.

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

We offer a warranty ranging from one to three years. We have the obligation to either repair or replace the defect product for the customers if the product is still under warranty. At the time revenue is recognized, an estimate of warranty costs in relation to the products sold is recorded as a component of cost of revenues.

The following table sets forth our cost of revenues by segment and as a percentage of total cost of revenues for the periods indicated:

	Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Xiaomi Wearable Products	2,754,086	55.7	1,394,460	41.8	576,130	81,146	31.4
Self-branded products and others	2,190,381	44.3	1,945,286	58.2	1,261,413	177,667	68.6
Total cost of revenues	4,944,467	100.0	3,339,746	100.0	1,837,543	258,813	100.0

The following table sets forth the gross profit and gross margin by segment:

	Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Xiaomi Wearable Products	586,771	302,593	68,749	9,683
Self-branded products and others	718,871	500,523	589,030	82,963
Total gross profit	1,305,642	803,116	657,779	92,646
Xiaomi Wearable Products	17.6%	17.8%	10.7%
Self-branded products and others	24.7%	20.5%	31.8%
Overall gross margin	20.9%	19.4%	26.4%

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

	Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Summary of Consolidated Statements of Operating Data:
Revenues(1)	6,250,109	100.0	4,142,862	100.0	2,495,322	351,459	100.0
Cost of revenues(2)	4,944,467	79.1	3,339,746	80.6	1,837,543	258,813	73.6
Gross profit	1,305,642	20.9	803,116	19.4	657,779	92,646	26.4
Operating expenses:
Research and development(3)	515,081	8.2	517,122	12.5	361,812	50,960	14.5
General and administrative(3)	258,346	4.1	235,932	5.7	188,508	26,551	7.6
Selling and marketing(3)	438,273	7.1	460,304	11.1	314,563	44,305	12.6
Total operating expenses	1,211,700	19.4	1,213,358	29.3	864,883	121,816	34.7
Operating income/(loss)	93,942	1.5	(410,242)	(9.9)	(207,104)	(29,170)	(8.3)
Realized gain from investments	13,507	0.2	597	—	777	109	—
Interest income	16,686	0.3	12,334	0.3	21,917	3,087	0.9
Interest expenses	(44,884)	(0.7)	(57,001)	(1.4)	(47,704)	(6,719)	(1.9)
Gain from fair value change of long-term investments	—	—	51,817	1.3	1,249	176	0.1
Impairment loss from long-term investments	—	—	(13,858)	(0.3)	(2,263)	(319)	(0.1)
Other income/(expenses), net	27,418	0.4	43,820	1.0	(3,658)	(515)	(0.1)
Income/(Loss) before income tax and income/(loss) from equity method investments	106,669	1.7	(372,533)	(9.0)	(236,786)	(33,351)	(9.4)
Income taxes (provision)/benefit	(10,745)	(0.2)	65,875	1.6	15,822	2,228	0.6
Income/(Loss) before income/(loss) from equity method investments	95,924	1.5	(306,658)	(7.4)	(220,964)	(31,123)	(8.8)
Income/ (loss) from equity method investments	41,028	0.7	17,657	0.4	8,382	1,181	0.3
Net income/(loss)	136,952	2.2	(289,001)	(7.0)	(212,582)	(29,942)	(8.5)

Notes:

(1)	Includes RMB3,350.0 million, RMB1,704.0 million and RMB644.9 million (US$90.8 million) with related parties for the years ended December 31, 2021, 2022 and 2023, respectively.
(2)	Includes RMB2,760.0 million, RMB1,399.5 million and RMB576.1 million (US$81.1 million) resulting from related parties sales for the years ended December 31, 2021, 2022 and 2023, respectively.
(3)

Share-based compensation expenses were included in operating expenses. Our share-based compensation expenses were the result of our grants of options, restricted shares and restricted share units under our share incentive plans to our employees.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues decreased by 39.8% from RMB4,142.9 million for the year ended December 31, 2022 to RMB2,495.3 million (US$351.5 million) for the year ended December 31, 2023. The decrease was primarily resulted from a 62.0% decline in the sales of Xiaomi Wearable Products.

Self-branded products and others. Our self-branded products and others segment revenues decreased by 24.3% from RMB2,445.8 million in 2022 to RMB1,850.4 million (US$260.6 million) in 2023. The decrease was primarily attributable to a decrease in shipment volume of our self-branded products from approximately 6.3 million in 2022 to approximately 4.2 million in 2023, which was mainly caused by our strategic shift of focus of profitability over scale.

Xiaomi Wearable Products. Our Xiaomi Wearable Products segment revenues decreased by 62.0% from RMB1,697.1 million for the year ended December 31, 2022 to RMB644.9 million (US$90.8 million) for the year ended December 31, 2023. The decrease was primarily attributable to a decrease in shipment volume of our Xiaomi Wearable Products from approximately 14.0 million in 2022 to approximately 7.9 million in 2023.

Cost of revenues

Our cost of revenues decreased by 45.0% from RMB3,339.7 million for the year ended December 31, 2022 to RMB1,837.5 million (US$258.8 million) for the year ended December 31, 2023.

Self-branded products and others. Cost of revenues for our self-branded products and others segment decreased by 35.2% from RMB1,945.3 million for the year ended December 31, 2022 to RMB1,261.4 million (US$177.7 million) for the year ended December 31, 2023. The decrease was largely in line with the decrease in shipment volume of our self-branded products, and partially attributable to our effective gross profit strategy.

Xiaomi Wearable Products. Costs of revenues for our Xiaomi Wearable Products segment decreased by 58.7% from RMB1,394.5 million for the year ended December 31, 2022 to RMB576.1 million (US$81.1 million) for the year ended December 31, 2023. The decrease was in line with the decrease in the sales of our Xiaomi Wearable Products.

Gross profit

Our gross profit decreased by 18.1% from RMB803.1 million for the year ended December 31, 2022 to RMB657.8 million (US$92.6 million) for the year ended December 31, 2023. The decrease was mainly driven by the decrease in the gross profit for sales of Xiaomi Wearable Products, partially offset by the increase in the gross profit for sales of our self-branded wearable products.

Research and development expenses

Research and development expenses decreased by 30.0% from RMB517.1 million for the year ended December 31, 2022 to RMB361.8 million (US$51.0 million) for the year ended December 31, 2023, primarily due to a decrease of RMB190.0 million (US$26.8 million) in expenses as we refined our research and development approaches to consistently evaluate resource efficiency to ensure maximum return on research and development activities in 2023, partially offset by a decrease of RMB32.4 million (US$4.6 million) in government subsidies that we received in 2023.

General and administrative expenses

General and administrative expenses decreased by 20.1% from RMB235.9 million for the year ended December 31, 2022 to RMB188.5 million (US$26.6 million) for the year ended December 31, 2023, primarily due to a decrease of RMB40.6 million (US$5.7 million) in salary and benefits as we implemented strict expense control measures.

Selling and marketing expenses

Selling and marketing expenses decreased by 31.7% from RMB460.3 million for the year ended December 31, 2022 to RMB314.6 million (US$44.3 million) for the year ended December 31, 2023, primarily due to (i) a decrease of RMB82.3 million (US$11.6 million) in advertisement promotion expenses related to our ongoing efforts to enhance our retail profitability and optimize our mix of sales channels, and (ii) a decrease of RMB56.7 million (US$8.0 million) in salary and benefits as we implemented strategic staff allocations across our various sales regions.

Operating income/(loss)

As a result of the factors set out above, we recorded an operating loss of RMB410.2 million for the year ended December 31, 2022, and an operating loss of RMB207.1 million (US$29.2 million) for the year ended December 31, 2023.

Interest income

Interest income represents interest earned on bank deposits. We had interest income of RMB12.3 million in 2022 and RMB21.9 million (US$3.1 million) in 2023.

Interest expenses

Interest expense represents interest charges for bank borrowings. We had interest expense of RMB57.0 million in 2022 and RMB47.7 million (US$6.7 million) in 2023.

Other income/(expenses), net

We had other income of RMB43.8 million in 2022 and other expenses of RMB3.7 million (US$0.5 million) in 2023.

Income taxes benefits

We recorded income taxes benefit in the amount of RMB65.9 million in 2022 and income taxes benefit in the amount of RMB15.8 million (US$2.2 million) in 2023. In 2023, we recorded RMB29.1 million (US$4.1 million) in valuation allowance for deferred tax asset which is a non-cash in nature and does not materially affect our operation.

Net loss attributable to Zepp Health Corporation

As a result of the foregoing, we recorded a net loss of RMB288.3 million for the year ended December 31, 2022, and a net loss of RMB212.1 million (US$29.9 million) for the year ended December 31, 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues decreased by 33.7% from RMB6,250.1 million for the year ended December 31, 2021 to RMB4,142.9 million for the year ended December 31, 2022. The decrease was primarily resulted from a 49.2% decline in the sales of Mi Band.

Self-branded products and others. Our self-branded products and others segment revenues decreased by 15.9% from RMB2,909.3 million in 2021 to RMB2,445.8 million in 2022. The decrease was primarily attributable to a decrease in shipment volume of our self-branded products from approximately 7.6 million in 2021 to approximately 6.3 million in 2022.

Xiaomi Wearable Products. Our Xiaomi Wearable Products segment revenues decreased by 49.2% from RMB3,340.9 million for the year ended December 31, 2021 to RMB1,697.1 million for the year ended December 31, 2022. The decrease was primarily attributable to a decrease in shipment volume of our Xiaomi Wearable Products from approximately 28.5 million in 2021 to approximately 14.0 million in 2022.

Cost of revenues

Our cost of revenues decreased by 32.5% from RMB4,944.5 million for the year ended December 31, 2021 to RMB3,339.7 million for the year ended December 31, 2022.

Self-branded products and others. Cost of revenues for our self-branded products and others segment decreased by 11.2% from RMB2,190.4 million for the year ended December 31, 2021 to RMB1,945.3 million for the year ended December 31, 2022. The decrease was in line with a decrease in shipment volume of our self-branded products.

Xiaomi Wearable Products. Costs of revenues for our Xiaomi Wearable Products segment decreased by 49.4% from RMB2,754.1 million for the year ended December 31, 2021 to RMB1,394.5 million for the year ended December 31, 2022. The decrease was in line with a decrease in the sales of our Xiaomi Wearable Products, and was partially driven by the increasing demand for our newly introduced self-branded products.

Gross profit

Our gross profit decreased by 38.5% from RMB1,305.6 million for the year ended December 31, 2021 to RMB803.1 million for the year ended December 31, 2022. The decrease was mainly driven by the decrease in the gross profit for sales of Xiaomi Wearable Products and self-branded wearable products.

Research and development expenses

Research and development expenses increased by 0.4% from RMB515.1 million for the year ended December 31, 2021 to RMB517.1 million for the year ended December 31, 2022, primarily due to a decrease of RMB40.5 million in government subsidies that we received in 2022, partially offset by (i) a decrease of RMB19.4 million in expenses as we implemented strict expense control measures in 2022, and (ii) a decrease of RMB19.1 million in share-based compensation expenses.

General and administrative expenses

General and administrative expenses decreased by 8.7% from RMB258.3 million for the year ended December 31, 2021 to RMB235.9 million for the year ended December 31, 2022, primarily due to a decrease of RMB23.4 million in external service fees as we implemented strict expense control measures in 2022.

Selling and marketing expenses

Selling and marketing expenses increased by 5.0% from RMB438.3 million for the year ended December 31, 2021 to RMB460.3 million for the year ended December 31, 2022, primarily due to an increase of RMB22.9 million in advertisement promotion expenses related to our investments in establishing online and offline sales channels.

Operating income/(loss)

As a result of the factors set out above, we recorded an operating income of RMB93.9 million for the year ended December 31, 2021, and an operating loss of RMB410.2 million for the year ended December 31, 2022.

Interest income

Interest income represents interest earned on bank deposits. We had interest income of RMB16.7 million in 2021 and RMB12.3 million in 2022.

Interest expenses

Interest expense represents interest charges for bank borrowings. We had interest expense of RMB44.9 million in 2021 and RMB57.0 million in 2022.

Other income, net

We had other income of RMB27.4 million in 2021 and other income of RMB43.8 million in 2022.

Income taxes (provision)/benefit

We recorded provision for income taxes in the amount of RMB10.7 million in 2021 and income taxes benefit in the amount of RMB65.9 million in 2022. In 2022, we recorded RMB35.2 million in valuation allowance for deferred tax asset which is a non-cash in nature and does not materially affect our operation.

Net income/(loss) attributable to Zepp Health Corporation

As a result of the foregoing, we recorded a net income of RMB137.8 million for the year ended December 31, 2021, and a net loss of RMB288.3 million for the year ended December 31, 2022.

Taxation

The Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to us levied by the government of the Cayman Islands.

Hong Kong

Our subsidiaries, Galaxy Trading Platform Limited and Hong Kong Zepp Holding Limited, are located in Hong Kong. According to the Hong Kong regulations, Hong Kong entities are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by a HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered income tax rate regime, each group of connected entities can nominate only one entity to benefit from the two-tiered income tax rate. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

The Inland Revenue (Amendment) (Taxation on Specified Foreign-sourced Income) Bill 2022 was enacted in Hong Kong in December 2022 and took effect from January 1, 2023. Under such tax regime, certain offshore passive income, including dividend income, interest income, gains on disposals of equity interest and intellectual property income, if received by us and our subsidiaries located in Hong Kong, would be deemed as arising in or derived from Hong Kong if we fail to meet the prescribed exception requirements. We will monitor the regulatory developments and continue to evaluate the impact, if any, on our financial results.

Netherlands

Our subsidiaries, Zepp Europe Holding B.V. and Zepp Netherlands Trading B.V., are located in Netherlands and are subject to a two-tiered income tax rates for taxable income earned as determined in accordance with tax rules and regulations in Netherlands. The first €0.2 million of profits earned by Zepp Europe Holding B.V. and Zepp Netherlands Trading B.V. will be taxed at 19%, while the remaining profits will be taxed at 25.8%.

United States

Our subsidiaries, ZEPP Inc. and Zepp North America Inc., are located in the United States and are subject to an income tax rate of 21% for taxable income earned as determined in accordance with tax rules and regulations in the United States.

PRC

Generally, our PRC subsidiaries, VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by governmental authorities every three years. Anhui Huami began to qualify as a high and new technology enterprise since 2015 and renewed the high and new technology enterprise certificate in July 2018 and in September 2021. Anhui Huami Health Technology Co., Ltd. began to qualify as a high and new technology enterprise since 2020, and successfully renewed its high and new technology enterprise certificate in November 2023. Shunyuan Kaihua began to qualify as a high and new technology enterprise since 2021. Accordingly, Anhui Huami, Anhui Huami Health Technology Co., Ltd. and Shunyuan Kaihua were subject to a tax rate of 15% during the years ended December 31, 2021, 2022 and 2023. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 17% (before May 1, 2018), 16% (on and after May 1, 2018 and before April 1, 2019), and 13% (on and after April 1, 2019) on sales and/or import goods and at a rate of 6% on the services (research and development services, technology services, information technology services and/or culture and creativity services), in each case less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and other related regulations, including Circular No. 9, and receives approval from the tax authority. If Hong Kong Zepp Holding Limited satisfies all the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the tax authority. According to the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, effective from January 1, 2020, a Hong Kong entity shall adopt the method of “self-discrimination, declaration of enjoyment, and retention of relevant materials for future reference,” and the above-mentioned requirement of filing application package with the tax authority has been abolished. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

B.          Liquidity and Capital Resources

The following table sets forth the movements of our cash flows for the periods presented:

	Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(232,435)	(787,643)	298,674	42,067
Net cash (used in)/provided by investing activities	(1,069,289)	(42,258)	54,718	7,706
Net cash provided by/(used in) financing activities	551,077	289,198	(295,038)	(41,555)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(750,647)	(540,703)	58,354	8,218
Exchange rate effect on cash and cash equivalents	(15,564)	4,504	(34,376)	(4,841)
Cash, cash equivalents and restricted cash at the beginning of year	2,275,750	1,509,539	973,340	137,092
Cash, cash equivalents and restricted cash at end of year	1,509,539	973,340	997,318	140,469

As of December 31, 2021, 2022 and 2023, our cash, cash equivalents and restricted cash were RMB1,509.5 million, RMB973.3 million and RMB997.3 million (US$140.5 million), respectively, out of which RMB435.2 million, RMB263.4 million and RMB412.1 million (US$58.0 million) were held in U.S. dollars, and RMB1,030.7 million, RMB651.8 million and RMB546.0 million (US$76.9 million) were held in Renminbi, as of December 31, 2021, 2022 and 2023, respectively. Our cash, cash equivalents and restricted cash primarily consist of cash at banks and on hand. 83.2% of our cash, cash equivalents and restricted cash as of December 31, 2023 were held in China, and 79.9% of our cash, cash equivalents and restricted cash were held by the VIEs.

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

In utilizing the proceeds we received from our initial public offering and our ADS offering in April 2019, and the other cash that we hold offshore, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

●	capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterparts; and
●	our loans to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange or its local branches.

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

Our PRC subsidiaries may convert Renminbi amounts that they generate in their own business activities, including technical consulting and related service fees pursuant to their contracts with the consolidated variable interest entities, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-PRC parent companies in the form of dividends. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be registered with the State Administration of Foreign Exchange and its local branches. The total amount of loans we can make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange. The statutory limit for the total amount of foreign debts of a foreign-invested company is either (i) two and half times of the net assts of such foreign-invested company, or (ii) the difference between the amount of total investment and the amount of registered capital of such foreign-invested company, as the company wishes to choose.

Operating activities

Net cash provided by operating activities for the year ended December 31, 2023 was RMB298.7 million (US$42.1 million). The difference between our net loss of RMB212.6 million (US$29.9 million) and the net cash provided by operating activities was primarily due to additional cash provided by working capital, as well as the adjustment of non-cash items, which primarily consisted of shared-based compensation, depreciation and amortization expenses, non-cash lease expenses, and provision and write off for excess and obsolete inventories. Changes in working capital for the year ended December 31, 2023 primarily consisted of RMB367.6 million (US$51.8 million) of cash inflow from improved inventory management and a decrease of RMB250.9 million (US$35.3 million) in accounts receivable, partially offset by a decrease of RMB191.9 million (US$ 27.0 million) in accounts payable, which was due to our effective management in raw material and component procurement and manufacturing.

Net cash used in operating activities for the year ended December 31, 2022 was RMB787.6 million. The difference between our net loss of RMB289.0 million and the net cash used in operating activities was primarily due to additional used in working capital, partially offset by the adjustment of non-cash items, which primarily consisted of shared-based compensation, depreciation and amortization expenses, non-cash lease expenses, and provision and write off for excess and obsolete inventories. Changes in working capital for the year ended December 31, 2022 primarily consisted of RMB904.9 million accounts payable payment settlement cash outflow, partially offset and optimize by RMB187.9 million better inventory management cash inflow and RMB210.8 million cash saving in prepaid expenses and other current assets due to better expense control.

Net cash used in operating activities for the year ended December 31, 2021 was RMB232.4 million. The difference between our net income of RMB137.0 million and the net cash used in operating activities was primarily due to additional used in working capital, partially offset by the adjustment of non-cash items, which primarily consisted of shared-based compensation, depreciation and amortization expenses, and provision and write off for excess and obsolete inventories. Changes in working capital for the year ended December 31, 2021 primarily consisted of a decrease by RMB673.2 million in accounts payable, which was due to the lower material purchase volume in fourth quarter 2021 compared with it was in fourth quarter 2020, partially offset and optimize by a net decrease of RMB304.7 million in amount due from related parties and accounts receivable.

As of December 31, 2021, 2022 and 2023, we had amount due from related parties of RMB295.6 million, RMB144.9 million and RMB82.1 million (US$11.6 million), respectively, among which RMB287.2 million, RMB118.3 million and RMB38.3 million (US$5.4 million) were from Xiaomi and its affiliates, respectively. Xiaomi usually places significant product orders in the fourth quarter of each year relating to major promotional events, and this results in high inventories and account receivables from Xiaomi at the end of each year. All of the amount due from Xiaomi as of December 31, 2021, 2022 and 2023 was collected in the first quarter of 2022, 2023 and 2024, respectively.

Investing activities

Net cash provided by investing activities was RMB54.7 million (US$7.7 million) for the year ended December 31, 2023, primarily due to disposal of intangible assets of RMB22.2 million (US$3.1 million), disposal of long-term investments of RMB33.0 million (US$4.7 million), disposal of property, plant and equipment of RMB11.3 million (US$1.6 million), partially offset by purchase of property, plant and equipment of RMB11.3 million (US$1.6 million) and loans provided to related parties of RMB9.9 million (US$1.4 million).

Net cash used in investing activities was RMB42.3 million for the year ended December 31, 2022, primarily due to purchase of short-term investments of RMB16.3 million, loans provided to related parties of RMB15.5 million, and purchase of long-term investments of RMB12.7 million.

Net cash used in investing activities was RMB1,069.3 million for the year ended December 31, 2021, primarily due to purchase of long-term investments of RMB1,072.8 million mainly used in acquiring equity interests in Jiangsu Yitong, and purchase of property, plant and equipment of RMB46.1 million, partially offset by disposal of long-term investments of RMB20.0 million.

Financing activities

Net cash used in financing activities for the year ended December 31, 2023 was RMB295.0 million (US$41.6 million), primarily due to the repayment of bank borrowings of RMB735.0 million (US$103.5 million), partially offset by the bank borrowings received of RMB400.0 million (US$56.3 million).

Net cash provided by financing activities for the year ended December 31, 2022 was RMB289.2 million, primarily due to proceeds from letter of credit factoring of RMB310.3 million, bank borrowings of RMB838.9 million, partially offset by the repayment of bank borrowings of RMB727.5 million.

Net cash provided by financing activities for the year ended December 31, 2021 was RMB551.1 million, primarily due to bank borrowings of RMB1,473.6 million, including an RMB540.0 million loan with a term of seven years used in acquiring equity interests in Jiangsu Yitong, partially offset by the repayment of bank borrowings of RMB953.4 million.

Capital expenditures

Our capital expenditures primarily consist of purchases of property, plant and equipment and intangible assets. Our capital expenditures were RMB53.1 million, RMB9.9 million and RMB11.9 million (US$1.7 million) in the years ended December 31, 2021, 2022 and 2023, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

Material cash requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include bank borrowings and operating lease obligations.

Bank borrowings. As of December 31, 2023, we had outstanding bank loans with terms of one to seven years for an aggregate balance of RMB864.1 million, including RMB12.0 million short-term bank loans and RMB537.1 million long-term bank loans used for our daily operations and RMB315.0 million long-term bank loans for the Jiangsu Yitong acquisition with the shares we hold in Jiangsu Yitong as collateral, compared to our outstanding bank loans for an aggregate balance of RMB1.2 billion as of December 31, 2022. The decrease was primarily attributable to our repayments of RMB735.0 million in short-term and long-term bank loans in 2023.

Notes payable and others. As of December 31, 2023, the balance of the notes payable and others is RMB475.6 million, which includes RMB212.2 million payables for short-term bank acceptance notes and RMB263.4 million payable for the letter of credits factored in the bank. The short-term bank acceptance notes and the letter of credit are normally settled within three months and twelve months, respectively.

Operating lease. We have operating lease arrangements for administrative office spaces in various cities in the PRC and overseas, and financial lease that is immaterial. As of December 31, 2023, we had RMB28.3 million of payables within the next 12 months.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

Holding Company Structure

Zepp Health Corporation is a holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. As a result, Zepp Health Corporation’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

The table below sets forth the respective revenues contribution and assets of Zepp and our wholly-owned subsidiaries and the VIEs as of the dates and for the periods indicated:

	Revenues(1)			Total assets(1)
	For the Year Ended December 31,			As of December 31,
	2021	2022	2023	2022	2023
Zepp and its wholly-owned subsidiaries	16.5%	38.8%	60.2%	46.2%	53.1%
VIEs	83.5%	61.2%	39.8%	53.8%	46.9%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)The percentages exclude the inter-company transactions and balances between our subsidiaries and the VIEs.

C.          Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Revenue

We have determined that our contracts with our customers include multiple performance obligations that we account for separately as those are distinct from other items in the contract, which include the smart and wearable device, the software services and the software updates. Significant judgements related to revenue recognition mainly include the allocation of the transaction price to all the performance obligations based on the relative standalone selling prices.

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

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wang Wayne Huang	48	Chairman of the Board of Directors and Chief Executive Officer
De Liu	50	Director
Yunfen Lu	58	Director
Xiaojun Zhang	52	Director
Jimmy Lai	67	Independent Director
Hongjiang Zhang	63	Independent Director
Bing Xie	56	Independent Director
Leon Cheng Deng	41	Chief Financial Officer
Mike Yan Yeung	53	Chief Operating Officer
Meihui Fan	45	Chief Technology Officer
Hui Wang	46	Vice President of Corporate Strategy and General Manager of Beijing Operations
Pengtao Yu	42	Chief Industrial Designer

Mr. Wang Wayne Huang is our founder and has served as the chairman of our board of directors and our chief executive officer since our inception. Mr. Huang is a serial entrepreneur with significant experience and expertise in the technology and internet sectors in China. Mr. Huang founded Anhui Huami in December 2013 to develop, manufacture and sell smart wearable devices. Prior to that, Mr. Huang founded Hefei Huaheng Electronic Technology Co., Ltd., a company focused on the development of tablets and tablet-based mobile apps and provision of e-magazine network services, and led the team that rolled out China’s first tablet. In 2002, Mr. Huang founded Hefei Huakai Yuanheng Information Technology Co., Ltd., a company focused on the development of embedded Linux software and hardware. In addition, Mr. Huang has served as the director, the executive director or the general manager at several other technology companies. Mr. Huang previously was a research and development engineer at Huawei Technologies Co. Ltd., a leading global information and communications technology solutions provider, where he played an instrumental role in the development of high-speed switching and routing equipment. Mr. Huang has received many honors in the business world as well. To name a few, he was awarded “Anhui Economic Person of the Year 2015,” “ Leading Talents of Strategic Emerging Industry Technology in Anhui” and “Hefei Youth Entrepreneurship.” Mr. Huang received his bachelor’s degree in applied physics from the University of Science and Technology of China in 1997. Mr. Huang is appointed as a director to our board by HHtech Holdings Limited, Haiyu Holding Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Wenshui Holding Limited and Shu Hill Holdings, which we collectively refer to as the Co-Founder Entities in this annual report. Pursuant to the Memorandum and Articles, the Co-Founders Entities will be entitled to appoint three directors so long as they continue to beneficially own no less than 60% of the shares they beneficially owned as of January 12, 2018.

Mr. De Liu has served as our director since April 2015. Mr. Liu is one of the co-founders and a senior vice president of Xiaomi, a mobile internet company, where he is responsible for the organization department. Mr. Liu is a leading figure in industrial design in China and has received numerous industrial design awards together with his team, including 5 Red Dot Design Awards (Germany), 18 iF Design Awards (Germany) and 10 Red Star Design Awards (Mainland, China). Mr. Liu also holds various positions, including the vice-chairman of China Industrial Design Association and a member of National Manufacturing Strategy Advisory Committee. He also serves as the director at several other technology companies, such as Viomi Technology Co., Ltd. (Nasdaq: VIOT), Shanghai Longcheer Technology Co., Ltd. (Shanghai: 603341) and Ninebot Limited (Shanghai: 689009). Mr. Liu has received many honors in the business world as well. To name a few, he was awarded “Zhongguancun Top Talent” in 2015 and “Beijing Top Innovative and Entrepreneurial Leading Talent” in 2016. Mr. Liu received his bachelor’s degree in industrial design and master’s degree in mechanical design and theory from Beijing Institute of Technology in 1996 and 2001, respectively, and his master’s degree in industrial design from the Art Center College of Design in 2010. Mr. Liu is appointed as a director to our board by People Better Limited. Pursuant to the currently effective memorandum and articles of association, People Better Limited will be entitled to appoint one director so long as it continues to beneficially own no less than 10% of the issued and outstanding shares of our company.

Ms. Yunfen Lu has served as our director since April 2015. Ms. Lu also serves as the director of Huami (Shenzhen) Information Technology Co., Ltd., Beijing Huami Intelligent Technology Co., Ltd., Hong Kong Zepp Holding Limited, Shenzhen Yunding Information Technology Co., Ltd., Jiangsu Yitong High-tech Co., Ltd. (Shenzhen: 300211), Hefei Zhongan Huami Investment Management Co., Ltd. and Shanghai Shengyin Technology Co., Ltd. From April 2009 to December 2013, Ms. Lu served as the financial controller of Hefei Huaheng Electronic Technology Co., Ltd. From November 2002 to March 2009, Ms. Lu worked at Hefei Huakai Yuanheng Information Technology Co., Ltd, where she was responsible for overseeing financial accounting, procurement, administrative affairs and manufacturing management. Prior to that, Ms. Lu worked at the Logistics Group of the University of Science and Technology of China, where she was in charge of financial accounting and manufacturing management, from 1999 to 2002. Ms. Lu received her secondary vocational degree in accounting from Shanghai Lixin Vocational School of Accounting (now Shanghai Lixin University of Accounting and Finance) in 1986. Ms. Lu is appointed as a director to our board by the Co-Founder Entities. Pursuant to the Memorandum and Articles, the Co-Founders Entities will be entitled to appoint three directors so long as they continue to beneficially own no less than 60% of the shares they beneficially owned as of January 12, 2018.

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

Mr. Leon Cheng Deng has served as our chief financial officer since October 2020. Mr. Deng has extensive experience in accounting, financial management, manufacturing, and international business with Royal Philips. He was the head of finance in Philips’ business group of domestic appliances from July 2019 to October 2020 and the head of finance in the business group of personal care from September 2018 to July 2019. Prior to that, Mr. Deng was the head of corporate finance and financial risks in Philips’ treasury group from October 2016 to September 2018. Mr. Deng also played a critical leadership role in the divestiture of Philips’ TV and Audio divisions, the Philips Lighting separation, and a series of acquisitions in the past. Mr. Deng holds a CPA certificate in Australia, and a Chartered Global Management Accountant certification from CIMA. He earned a Bachelor of Finance degree from Shanghai International Studies University, and a Master of International Finance degree from the University of Amsterdam.

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

Mr. Meihui Fan has gained extensive experience in the information technology industry. Prior to being appointed as our chief technology officer, he served as the rotating president of Global Innovation Center and worked in other roles in our company from January 2014 to July 2021. He was in charge of all software related technical architecture and management of the entire research and development team. Prior to joining our company, Mr. Fan served as the technical director at Hefei Huaheng Electronic Technology Co., Ltd. from May 2009 to December 2013. From July 2004 to April 2009, Mr. Fan worked as the embedded system software development engineer, senior engineer and chief engineer in Hefei Huakaiyuanheng Information Technology Co., Ltd. Mr. Fan obtained a Bachelor’s Degree with a Double Major in Molecular Biology & Cell Biology and Signal & Information Systems at the University of Science and Technology of China.

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

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of our termination, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party we receive and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; or (ii) seek directly or indirectly, to solicit the services of any of our employees who we employ on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

B.           Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately RMB15.5 million (US$2.2 million) in cash to our executive officers and RMB2.1 million (US$0.3 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2015 Share Incentive Plan

In October 2015, our shareholders and board of directors approved the 2015 Share Incentive Plan, which we refer to as the 2015 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The 2015 Plan consists of a share incentive plan for U.S. service providers and a share incentive plan for PRC service providers. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2015 Plan is 14,328,358 Class A ordinary shares. As of March 31, 2024, awards to purchase 13,564,827 Class A ordinary shares have been granted and are outstanding under the 2015 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates. Grantees of our share incentive awards under the 2015 Plan resident in China were not permitted to exercise their options prior to the completion of our initial public offering.

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

2018 Share Incentive Plan

In January 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2018 Plan is 9,559,607 ordinary shares. The number of shares reserved for future issuances under the 2018 Plan will be increased by (i) a number equal to 1.0% of the total number of outstanding shares immediately after our initial public offering, or (ii) such number of shares as may be determined by our board of directors, on the first day of each calendar year during the term of the 2018 Plan beginning in 2018. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2018 Share Incentive Plan was 23,899,017 as of January 1, 2024. As of March 31, 2024, awards to purchase 23,312,826 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2023 Share Incentive Plan

In January 2023, our board of directors approved the 2023 Share Incentive Plan, which we refer to as the 2023 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of Class A ordinary shares which may be issued initially pursuant to all awards under the 2023 Plan is 10,322,520 Class A ordinary shares. As of March 31, 2024, awards to purchase 7,591,456 Class A ordinary shares under the 2023 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2024, the awards granted under our 2015 Plan, 2018 Plan and 2023 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates:

Ordinary Shares Underlying
Options and
	Restricted Shares	Exercise Price
Name	Units	(US$/Share)	Date of Grant	Date of Expiration
Mike Yan Yeung	*(1)	—	March 3, 2015	—
	*	0.79	March 3, 2015	February 28, 2019
	*(1)	—	August 18, 2020	—
	*(1)	—	January 3, 2023	—
	*(1)	—	February 29, 2024	—
Leon Cheng Deng	*(1)	—	August 31, 2020	—
	*(1)	—	January 3, 2023	—
	*(1)	—	February 29, 2024	—
Hui Wang	*	—	August 20, 2014	August 20, 2024
	*	—	August 18, 2020	August 18, 2030
	*	—	January 3, 2023	January 3, 2033
	*	—	February 29, 2024	February 28, 2034
Pengtao Yu	*(1)	—	March 3, 2015	—
	*(1)	—	August 18, 2020	—
	*(1)	—	January 3, 2023	—
	*(1)	—	February 29, 2024	—
Yunfen Lu	*	—	August 18, 2020	August 18, 2030
	*	—	January 3, 2023	January 3, 2033
	*	—	February 29, 2024	February 28, 2034
Xiaojun Zhang	*	—	August 18, 2020	August 18, 2030
	*	—	January 3, 2023	January 3, 2033
	*	—	February 29, 2024	February 28, 2034
Meihui Fan	*	—	May 13, 2021	May 6, 2031
	*	—	January 3, 2023	January 3, 2033
	*	—	February 29, 2024	February 28, 2034
Total	11,994,700

Notes:

* Less than one percent of our total outstanding shares.

(1)	Restricted share units

As of March 31, 2024, other employees as a group held outstanding options to purchase 16,495,525 Class A ordinary shares of our company, at a weighted average exercise price of US$0.03 per share, 2,076,217 restricted shares, and 4,149,014 restricted share units.

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

Compensation Committee. Our compensation committee consists of Mr. Wang Wayne Huang, Mr. Jimmy Lai, Dr. Hongjiang Zhang and Mr. Bing Xie. Dr. Zhang is the chairman of our compensation committee. We have determined that Mr. Jimmy Lai, Dr. Hongjiang Zhang, and Mr. Bing Xie satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Wang Wayne Huang, Mr. Jimmy Lai, Dr. Hongjiang Zhang and Mr. Bing Xie. Mr. Huang is the chairperson of our nominating and corporate governance committee. Mr. Jimmy Lai, Dr. Hongjiang Zhang, and Mr. Bing Xie satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.           Employees

We had 1,227, 987 and 839 employees as of December 31, 2021, 2022 and 2023, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023:

As of
December 31,
2023
Function:
Research and development	493
Selling and marketing	170
Administrative	122
Supply chain management	54
Total	839

As of December 31, 2023, we had 300 employees in Shenzhen, 234 employees in Hefei, 116 employees in Beijing, 74 employees in Nanjing, 25 employees in other cities in mainland China, 43 employees in North America,  41 employees in Europe, 6 employees in other countries in Asia.

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

E.           Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2024 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our total outstanding shares.

The calculations in the table below are based on 122,712,060 Class A ordinary shares (excluding the 4,355,880 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2015 Share Incentive Plan, the 2018 Share Incentive Plan and the 2023 Share Incentive Plan, and the 21,275,192 treasury shares in the form of ADSs that we repurchased under our share repurchase program) and 117,208,247 Class B ordinary shares outstanding as of February 29, 2024.

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

	Ordinary Shares
	Beneficially Owned
					Percentage
				Percentage	of
	Class A	Class B	Total	of total	aggregate
	ordinary	ordinary	ordinary	ordinary	voting
	shares	shares	shares	shares	power†
Directors and Executive Officers:**
Wang Wayne Huang(1)	7,380,076	81,347,127	88,727,203	37.0%	63.4%
De Liu	—	—	—	—	—
Yunfen Lu(2)	*	3,450,746	3,970,746	1.7%	2.7%
Xiaojun Zhang(3)	*	2,107,463	2,707,463	1.1%	1.7%
Jimmy Lai(4)	*	—	*	*	*
Hongjiang Zhang	—	—	—	—	—
Bing Xie	—	—	—	—	—
Leon Cheng Deng(5)	*	—	*	*	*
Mike Yan Yeung(6)	2,609,116	—	2,609,116	1.1%	0.2%
Meihui Fan(7)	*	3,450,746	4,410,746	1.8%	2.7%
Hui Wang(8)	*	—	*	*	*
Pengtao Yu(9)	*	—	*	*	*
All Directors and Executive Officers as a Group	15,014,476	81,347,127	96,361,603	39.9%	63.8%
Principal Shareholders:
HHtech Holdings Limited(10)	7,320,000	81,347,127	88,667,127	37.0%	63.4%
People Better Limited(11)	—	35,861,112	35,861,112	14.9%	27.7%
Allspring Entities(12)	20,018,936	—	20,018,936	8.3%	1.5%
Shunwei High Tech Limited(13)	16,598,560	—	16,598,560	6.9%	1.3%

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

**   Each of Mr. Wang Wayne Huang, Yunfen Lu, Xiaojun Zhang, Leon Cheng Deng, Mike Yan Yeung, Meihui Fan and Hui Wang’s business address is Huami Global Innovation Center, Building B2, Zhong’an Chuanggu Technology Park, No. 900 Wangjiang West Road, Hefei, 230088, People’s Republic of China. Pengtao Yu’s business address is 10050 North Wolfe Road, Cupertino, California 95104. Mr. De Liu’s business address is Keliyuan Building, No.72 Anningzhuang East Road, Haidian District, Beijing, 100085, People’s Republic of China. Mr. Jimmy Lai’s business address is 9th Floor, No. 8 Zhongyuan  Street, Zhonghe District, New Taipei City, Taiwan. Dr. Hongjiang Zhang’s business address is 627 Jurong West St 65, #14-380, Singapore 640627. Bing Xie’s business address is 10005 Meadowbrook Drive, Dallas, Texas, U.S. 75229.

(1)

Represents (i) 60,076 Class A ordinary shares in the form of ADSs held by Mr. Wang Wayne Huang; (ii) 3,800,000 Class A ordinary shares in the form of ADSs and 65,836,680 Class B ordinary shares held by HHtech Holdings Limited, a British Virgin Islands company; and (iii) 3,520,000 Class A ordinary shares (including 400,000 Class A ordinary shares in the form of ADSs) and 15,510,447 Class B ordinary shares beneficially owned by HHtech Holdings Limited as a result of the voting agreement dated January 12, 2018 by and among HHtech Holdings Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Haiyu Holding Limited, Shu Hill Holding Limited and Wenshui Holding Limited. HHtech Holdings Limited is wholly owned by Wayne Holding Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Wang Wayne Huang and his family members. Mr. Huang is the sole director of HHtech Holdings Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Huang is entitled to exercise voting and dispositive power over the shares held by HHtech Holdings Limited. The registered address of HHtech Holdings Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

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
(10)

Represents (i) 3,800,000 Class A ordinary shares in the form of ADSs and 65,836,680 Class B ordinary shares held by HHtech Holdings Limited, a British Virgin Islands company; and (ii) 3,520,000 Class A ordinary shares (including 400,000 Class A ordinary shares in the form of ADSs) and 15,510,447 Class B ordinary shares beneficially owned by HHtech Holdings Limited as a result of the voting agreement dated January 12, 2018 by and among HHtech Holdings Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Haiyu Holding Limited, Shu Hill Holding Limited and Wenshui Holding Limited. HHtech Holdings Limited is wholly owned by Wayne Holding Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Wang Wayne Huang and his family members. Mr. Huang is the sole director of HHtech Holdings Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Huang is entitled to exercise voting and dispositive power over the shares held by HHtech Holdings Limited. The registered address of HHtech Holdings Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

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

(12)

Based on the statement on Schedule 13G/A filed on January 12, 2024 jointly by Allspring Global Investments Holdings, LLC, Allspring Global Investments, LLC and Allspring Funds Management, LLC, each of which is a Delaware limited liability company with the address of 1415 Vantage Park Drive, 3rd Floor, Charlotte, NC, 28203, 20,018,936 Class A ordinary shares in the form of ADSs are held by Allspring Global Investments Holdings LLC.

(13)

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

To our knowledge, as of February 29, 2024, 137,357,820 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Our Relationship with Xiaomi

As of February 29, 2024, Xiaomi held 14.9% of our total outstanding shares, and has appointed one director to our board. In October 2017, we entered into a strategic cooperation agreement with Xiaomi, which granted us the most-preferred-partner status globally to develop subsequent Xiaomi Wearable Products. In October 2020, we extended the strategic cooperation agreement with Xiaomi for three years, which ended in October 2023. In February 2023, we entered into a new business cooperation agreement with Xiaomi for the next two years, which will end in January 2025.

Strategic Cooperation Agreement

Under our strategic cooperation agreement with a subsidiary of Xiaomi, (i) we were Xiaomi’s most preferred partner for Xiaomi-branded smart bands, smart watches (excluding children watches and quartz watches) and smart scales products, and (ii) if any other smart band, smart watch or smart scale is sold on any sales platform or channel operated by Xiaomi (including its official website, Mi.com, offline retail stores and online mobile apps), Xiaomi was required to provide better or equally prominent displays for our products. This strategic cooperation agreement expired in October 2023.

Business Cooperation Agreement

In February 2023, we entered into a business cooperation agreement with a subsidiary of Xiaomi for the sale of Xiaomi Wearable Products, including Mi Band series and Mi Smart Scale series. The business cooperation agreement is set to have a term of two years. Pursuant to this agreement we and Xiaomi agree that (i) Xiaomi is the exclusive distributor for Xiaomi Wearable Products, (ii) Xiaomi will purchase Xiaomi Wearable Products subject to the latest purchase order in force (including costs of raw materials, OEM fees, mold amortization fees (if shared and confirmed by both parties), and logistics expenses) in connection with the manufacturing and shipment of Xiaomi Wearable Products, (iii) Xiaomi and we will share all profits or losses, normally on a share ratio or proportion agreed by both parties in writing, derived from sales of Xiaomi Wearable Products, and (iv) we and Xiaomi shall jointly set the retail price of Xiaomi Wearable Products. During the year ended December 31, 2023, we sold several Xiaomi Wearable Products, which we and Xiaomi have standard selling prices and do not include installment payments.

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

Transactions with Xiaomi

In the year ended December 31, 2023, we recorded RMB644.9 million (US$90.8 million) in revenues from Xiaomi and its affiliate primarily for the sales of Xiaomi Wearable Products. As of December 31, 2023, the amount due from Xiaomi and its affiliates was RMB38.3 million (US$5.4 million).

In the year ended December 31, 2022, we recorded RMB1,704.0 million in revenues from Xiaomi and its affiliate primarily for the sales of Xiaomi Wearable Products and self-branded products and others. As of December 31, 2022, the amount due from Xiaomi and its affiliates was RMB118.3 million.

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

In 2021, we sold 5% equity interest in Shenzhen Yunding Information Technology Co., Ltd. for a cash consideration of RMB20.0 million to Gongqingcheng Yunding Ruiheng Investment L.P.

In 2021, 2022 and 2023, we purchased raw materials from Whale Microelectronics Co., Ltd., a subsidiary of Jiangsu Yitong, an affiliate of our company, with total transaction amount of RMB146.8 million, RMB222.2 million and RMB86.8 million, respectively.

In 2023, we transferred the technologies related to Huangshan-2/2S smart wearable chips to Whale Microelectronics Co., Ltd., a subsidiary of Jiangsu Yitong, an affiliate of our company, for a total consideration of RMB21.9 million.

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

Dividend Policy

On March 17, 2022, our board of directors approved the declaration and payment of special cash dividends in an amount of US$0.025 per ordinary share (US$0.1 per American depositary share), representing an aggregate dividend payment to all shareholders of our company of US$6.3 million, to be paid out of our cash balance. In April 2022, we paid such cash dividend to our shareholders of record at the close of business on March 28, 2022. Other than the payment of dividends in April 2022, we currently do not plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain our available funds and any future earnings to operate and expand our business.

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

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of shareholders. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

If the PRC tax authorities determine that Zepp Health Corporation is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Zepp Health Corporation would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Zepp Health Corporation is treated as a PRC resident enterprise. Pursuant to the Enterprise Income Tax Law of the PRC and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues Concerning the Application of the Dividend Clauses of Tax Agreements, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment.

Accordingly, our subsidiary Hong Kong Zepp Holding Limited may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under the Notice of the State Administration of Taxation on the Issues Concerning the Application of the Dividend Clauses of Tax Agreements and other tax rules and regulations and obtain the approvals as required. However, according to the Notice of the State Administration of Taxation on the Issues Concerning the Application of the Dividend Clauses of Tax Agreements, if the tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the tax authorities may adjust the favorable tax rate on dividends in the future.

Provided that our Cayman Islands holding company, Zepp Health Corporation, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends we distribute or gains realized from the sale or other disposition of our shares or ADSs. SAT Public Notice 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, there is uncertainty as to the application of SAT Public Notice 37 and SAT Public Notice 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 37 and SAT Public Notice 7 and we may be required to expend valuable resources to comply with SAT Public Notice 37 and SAT Public Notice 7 or to establish that we should not be taxed under SAT Public Notice 37 and SAT Public Notice 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires and holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders in securities that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for minimum tax;
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock by vote or value; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the U.S. Internal Revenue Code of 1986, as amended.
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;
●	an individual who is a citizen or resident of the United States;

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2023 and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares) are listed on the New York Stock Exchange and is considered readily tradeable on an established securities market in the United States. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, dividends received with respect to ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or Class A ordinary shares have been held for more than one year at the time of disposition. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of U.S. Treasury regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments we hold that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

Foreign Exchange Risk

Approximately 52% of our revenues received in 2023 were denominated in RMB. Although we do not believe that we currently have any significant direct foreign exchange risk, we entered into several hedging arrangements in 2021, 2022 and 2023 to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into other currencies, including U.S. dollars and Euros, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

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

The RMB depreciated by 2.94% against the U.S. dollar in 2023. As of December 31, 2023, we had RMB-denominated cash and cash equivalents, and restricted cash of RMB546.0 million, and U.S. dollar-denominated cash and cash equivalents, and restricted cash of US$58.0 million. Assuming we had converted RMB546.0 million into U.S. dollars at the exchange rate of RMB7.0999 for US$1.0000 as of the end of 2023, our U.S. dollar cash balance would have been US$134.9 million. If the RMB had appreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$142.6 million instead. Assuming we had converted US$58.0 million into RMB at the exchange rate of RMB7.0999 for US$1.0000 as of the end of 2023, our RMB cash balance would have been RMB957.8 million. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB920.4 million instead.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, and bank facilities with a floating rate of interest.

Investments in fixed rate interest-earning instruments carry a degree of interest rate risk, as fixed rate investments may have their fair market value adversely impacted due to a rise in interest rates. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. In order to increase our interest income, we have purchased wealth management products such as structural deposits and entered into several currency swap agreements. However, our future interest income may fall short of expectations due to changes in market interest rates.

Our exposure to interest rate risk also arises from our medium- and long-term bank facilities with a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We also entered into several letters of credit and notes transactions, which improve our short-term liquidity and effectively reduce our loan costs, as compared to the one-year loans with fixed interest rates.

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

We will pay any other fees and charges of, and expenses incurred by, the depositary or the custodian under the deposit agreement unless otherwise agreed in writing between the depositary and us from time to time. All fees and charges may, at any time and from time to time, be changed by agreement between the depositary and us but subject, in the case of fees and charges payable by holders or beneficial owners, only in the manner contemplated by the deposit agreement.

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2023, we did not receive reimbursement from the depositary.

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

ITEM 15.              CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Changes in Internal Control Over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.              [RESERVED]

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Jimmy Lai, a member of our audit committee and independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B.            CODE OF ETHICS

In January 2018, our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at https://ir.zepp.com.

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

	For the Year Ended December 31,
	2022	2023

	(in thousands of RMB)
Audit fees(1)	7,871	7,056
Tax fees(2)	450	380

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

ITEM 16E.            PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2021, our board of directors authorized a share repurchase program under which we may repurchase up to US$20 million of our shares in the form of American depositary shares and/or the ordinary shares of our company over the next 12 months in the open market. The share repurchase program was subsequently extended in November 2022 and again November 2023, each for an additional 12-month period. The share repurchases may be made from time to time in the open market and through privately negotiated transactions, in block trades or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

The table below summarizes the repurchases we made in the periods indicated.

			Total
			Number of
			Ordinary	Approximate
			Shares	Dollar Value of
			Purchased	Ordinary Shares
	Total Number	Average Price	as Part of	that May Yet Be
	of Ordinary	Paid Per	Share	Purchased Under
	Shares	Ordinary Share	Repurchase	Share Repurchase
Month	Purchased	(US$)	Program	Program (US$)
January 2023	795,184	0.45	13,670,920	9,329,809
February 2023	459,172	0.47	14,130,092	9,111,855
March 2023	627,644	0.40	14,757,736	8,860,222
April 2023	517,224	0.34	15,274,960	8,682,550
May 2023	541,940	0.34	15,816,900	8,497,447
June 2023	755,608	0.29	16,572,508	8,275,318
July 2023	616,128	0.30	17,188,636	8,090,033
August 2023	871,584	0.32	18,060,220	7,808,223
September 2023	522,708	0.30	18,582,928	7,653,688
October 2023	514,144	0.29	19,097,072	7,507,054
November 2023	548,044	0.31	19,645,116	7,339,412
December 2023	561,828	0.38	20,206,944	7,126,442
January 2024	480,444	0.39	20,687,388	6,938,434
February 2024	587,804	0.32	21,275,192	6,752,692
March 2024	713,356	0.28	21,988,548	6,553,159

ITEM 16F.            CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.            CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Pursuant to Sections 303A.01, 303A.04 and 303A.05 of the New York Stock Exchange Listed Company Manual, a company listed on the New York Stock Exchange must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors and a compensation committee composed entirely of independent directors. Section 302.00 of the New York Stock Exchange Listed Company Manual requires a listed company to hold an annual shareholders’ meeting during each fiscal year. Section 303A.12(a) of the New York Stock Exchange Listed Company Manual requires that each listed company’s chief executive officer must certify to the New York Stock Exchange each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary. We currently follow our home country practice in lieu of these requirements. In addition, in January 2023, our board of directors approved the 2023 Share Incentive Plan. We followed our home country practice and did not convene a shareholder meeting to approve the 2023 Share Incentive Plan. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

ITEM 16H.           MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.          DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.           INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.          CYBERSECURITY

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents, to make sure our information assets and business operations have been effectively protected. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We regularly conduct comprehensive assessments of cybersecurity risks to identify potential internal and external cyber threats that could impact our information systems and data security, such as potential technical vulnerabilities, business process flaws, and human errors. Experienced with industry practices, we utilize advanced risk assessment tools and methodologies to thoroughly identify relevant risks, and quantify and prioritize them based on their potential impact and likelihood of occurrence. We have established dynamic, specific and multi-faceted cybersecurity defensive strategies to effectively mitigate these risks, involving technical measures (such as enhanced firewalls, intrusion detection systems, and data encryption), managerial measures (such as procedural protocols and regular cybersecurity training sessions for our employees), and physical measures (such as secure physical access controls).

Our IT department is actively engaged in monitoring and evaluating our cybersecurity posture on an ongoing basis, including regular security audits, vulnerability scans and threat intelligence analysis, to ensure the effectiveness of mitigation measures and to adjust strategies in response to emerging threats. We have also developed detailed incident response plans, such as roles and responsibilities of key personnel, communication processes, and recovery steps, to rapidly respond to cybersecurity incidents, minimize potential damage, and resume our business operations.

As part of the aforementioned processes, we regularly evaluate and engage third parties to assess our internal cybersecurity programs and compliance with applicable practices and standards, and assist us in identifying potential vulnerabilities and further mitigate cybersecurity risks based on specific circumstances and actual needs. Additionally, we have implemented a set of procedures to ensure effective management of risks from cybersecurity threats associated with the use of the third-party service provider, including conducting our internal cybersecurity assessments and tracking the capabilities and qualifications of such third party. Through these processes, we have been committed to protecting ourselves from the impacts of potential cyber threats, while ensuring that our operations and data security meet the high standards expected by customers, regulatory authorities and other stakeholders.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, presented by our chief executive officer, chief financial officer and cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our chief executive officer, chief financial officer and cybersecurity officer.

At management level, our chief executive officer, chief financial officer and cybersecurity officer are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. These officers report to our board of directors on (i) a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

If a cybersecurity incident occurs, our IT department will promptly organize relevant personnel for internal assessment and if it is determined that the incident could potentially be a material cybersecurity event, our chief executive officer, chief financial officer and cybersecurity officer will promptly report the incident and assessment results to our board of directors and other members of senior management and external legal counsel, to the extent appropriate. Our chief executive officer, chief financial officer and cybersecurity officer shall prepare disclosure material on the cybersecurity incident for review and approval by the board of directors and other members of senior management (if necessary), before it is disseminated to the public.

PART III

ITEM 17.              FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.              FINANCIAL STATEMENTS

The consolidated financial statements of Zepp Health Corporation are included at the end of this annual report.

ITEM 19.              EXHIBITS

Exhibit Number	Description of Document
1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant, as amended (incorporated herein by reference to Exhibit 1.1 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2023 (File No. 001-38369))

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
4.1

2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.2

2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

4.5

English translation of the second amended and restated Shareholder Voting Proxy Agreement and Power of Attorney among our WFOE, Anhui Huami and shareholders of Anhui Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.6

English translation of the second amended and restated Shareholder Voting Proxy Agreement and Power of Attorney among our WFOE, Beijing Huami and shareholders of Beijing Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.7

English translation of the second amended and restated Equity, Pledge Agreement among our WFOE, Anhui Huami and shareholders of Anhui Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.8

English translation of the second amended and restated Equity Pledge Agreement among our WFOE, Beijing Huami and shareholders of Beijing Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.9

English translation of the second amended and restated Exclusive Consultation and Services Agreement among our WFOE, Anhui Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.10

English translation of the second amended and restated Exclusive Consultation and Services Agreement among our WFOE, Beijing Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.11

English translation of the second amended and restated Exclusive Option Agreement among our WFOE, Anhui Huami and shareholders of Anhui Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.12

English translation of the second amended and restated Exclusive Option Agreement among our WFOE, Beijing Huami and shareholders of Beijing Huami dated March 20, 2020 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2020 (File No. 001-38369))

4.13

English translation of Loan Agreement between our WFOE and Mr. Wang Wayne Huang dated November 3, 2017 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

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

4.17	2023 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 to Form 6-K furnished with the Securities and Exchange Commission on January 11, 2023 (File No. 001-38369))
4.18

English translation of Business Cooperation Agreement between Anhui Huami and Xiaomi, dated February 22, 2023 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2023 (File No. 001-38369))

4.19*†	English translation of Technology Transfer Agreement between Hefei Huami Micro-electronics Co., Ltd. and Whale Microelectronics Co., Ltd., dated September 28, 2023
8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.2*	Consent of Zhong Lun Law Firm
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
†

Confidential treatment has been requested for certain portions of this exhibit pursuant to Rule 406 under the Securities Act and Division of Corporation Finance Staff Legal Bulletin No. 1. In accordance with Rule 406 and Staff Legal Bulletin No. 1, these confidential portions have been omitted and filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zepp Health Corporation

	By:	/s/ Wang Wayne Huang
	Name:	Wang Wayne Huang
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 23, 2024

ZEPP HEALTH CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Zepp Health Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zepp Health Corporation and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income/loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition for the sales of smart wearable devices - Refer to Notes 2 and 13 to the Financial Statements

Critical Audit Matter Description

As described in Note 2 and Note 13 to the financial statements, the Company generates substantially all of its revenue from the sales of smart wearable devices. The revenue is recognized when control of the smart wearable devices is transferred to the customer, the point in time of which is determined by referencing to the specific contract terms as agreed in the sales contracts with various domestic and overseas customers, which include distributors, retailers and individual customers. We identified revenue from sales of smart wearable devices as a critical audit matter because a high degree of audit effort is required due to the volume of transactions and the different types of contract terms when performing procedures to audit the Company’s revenue recognition.

How the Critical Audit Matter Was Addressed in the Audit

Our primary audit procedures related to the revenue recognition from the sales of smart wearable devices included the following, among others:

●	We performed the walkthrough and evaluated the design and implementation of the internal controls relating to the Company’s revenue recognition of smart wearable devices sales.
●	We interviewed key customers to understand and confirm certain contractual terms with the Company, including shipping terms, which may impact revenue recognition.
●	We evaluated whether management’s significant revenue recognition policies are in accordance with ASC 606-Revenue from Contracts with Customers.
●	We performed substantive testing procedures, including:
✓	For selected customers, we tested the accuracy and occurrence of revenue transactions recorded during the year by sending audit confirmations.
✓	For transactions with the remaining customers, we performed test of details on a sample basis by tracing to supporting documents such as signed contracts, invoices, shipping documents and cash receipts.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 23, 2024

We have served as the Company’s auditor since 2016.

ZEPP HEALTH CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			(Note2)
Assets
Current assets:
Cash and cash equivalents	886,632	949,036	133,669
Restricted cash	86,708	48,282	6,800
Accounts receivable (net of allowance of RMB1,466 and RMB1,466 as of December 31, 2022 and 2023, respectively)	682,103	431,159	60,727
Amounts due from related parties (net of allowance of nil and nil as of December 31, 2022 and 2023, respectively)	138,614	61,098	8,605
Inventories, net	1,021,923	602,688	84,887
Short-term investments (including available-for-sale debt securities measured at fair value of RMB34,316 and RMB36,586 as of December 31, 2022 and 2023, respectively)	34,316	36,586	5,153
Prepaid expenses and other current assets	108,252	119,931	16,891
Total current assets	2,958,548	2,248,780	316,732
Property, plant and equipment, net	100,605	63,397	8,929
Intangible assets, net	123,300	70,061	9,868
Long-term investments (including available-for-sale debt securities measured at fair value of RMB148,819 and RMB167,102 as of December 31, 2022 and 2023, respectively)	1,686,628	1,693,611	238,540
Deferred tax assets	210,186	230,041	32,401
Operating lease right-of-use assets	65,573	48,412	6,819
Goodwill	66,081	68,023	9,581
Amount due from related parties, non-current	6,333	20,954	2,951
Other non-current assets	50,389	68,852	9,698
Total assets	5,267,643	4,512,131	635,519
Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB452,039 and RMB261,841 as of December 31, 2022 and 2023, respectively)	456,585	264,726	37,286
Advance from customers and others of the consolidated VIEs without recourse to the Group	2,133	1,653	233
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Group of RMB38,913 and RMB13,558 as of December 31, 2022 and 2023,respectively)	40,978	24,671	3,475
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB119,877 and RMB232,020 as of December 31, 2022 and 2023, respectively)	197,819	315,592	44,450
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Group of RMB407 and RMB417 as of December 31, 2022 and 2023, respectively)	2,715	7,003	986
Notes payable and others of the consolidated VIEs without recourse to the Group	456,438	475,629	66,991
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to the Group of RMB452,000 and RMB12,000 as of December 31, 2022 and 2023, respectively)	512,000	12,000	1,690
Total current liabilities	1,668,668	1,101,274	155,111
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB32,393 and RMB26,886 as of December 31, 2022 and 2023, respectively)	35,552	29,601	4,169
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of RMB161,827 and RMB1,916 as of December 31, 2022 and 2023, respectively)	162,602	1,916	270
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to the Group of RMB280,000 and RMB545,000 as of December 31, 2022 and 2023, respectively)	684,210	852,133	120,020
Non-current operating lease liabilities (including Noncurrent operating lease liabilities of the consolidated VIEs without recourse to the Group of RMB10,276 and RMB1,189 as of December 31, 2022 and 2023,respectively)	31,690	22,697	3,197
Total liabilities	2,582,722	2,007,621	282,767

ZEPP HEALTH CORPORATION

CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			(Note 2)
Equity
Class A Ordinary shares (US$ 0.0001 par value; 9,700,000,000 shares authorized as of December 31, 2022 and 2023; 128,130,440 and 123,618,904 shares outstanding as of December 31, 2022 and 2023, respectively)	85	84	12
Class B Ordinary shares (US$ 0.0001 par value; 200,000,000 shares authorized as of December 31, 2022 and 2023; 117,208,247 shares outstanding as of December 31, 2022 and 2023)	77	80	11
Additional paid-in capital	1,690,879	1,750,580	246,564
Treasury shares	(67,163)	(85,217)	(12,003)
Accumulated retained earnings	942,848	730,731	102,921
Accumulated other comprehensive income	105,796	96,318	13,566
Total Zepp Health Corporation shareholders’ equity	2,672,522	2,492,576	351,071
Noncontrolling interest	12,399	11,934	1,681
Total equity	2,684,921	2,504,510	352,752
Total liabilities and equity	5,267,643	4,512,131	635,519

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note2)
Revenues (including RMB3,350,032, RMB1,703,995 and RMB644,879 with related parties for the years ended December 31, 2021, 2022 and 2023, respectively)	6,250,109	4,142,862	2,495,322	351,459
Cost of revenues (including RMB2,759,980, RMB1,399,491 and RMB576,130 resulting from related parties sales for the years ended December 31, 2021, 2022 and 2023, respectively)	4,944,467	3,339,746	1,837,543	258,813
Gross profit	1,305,642	803,116	657,779	92,646
Operating expenses
Selling and marketing	438,273	460,304	314,563	44,305
General and administrative	258,346	235,932	188,508	26,551
Research and development	515,081	517,122	361,812	50,960
Total operating expenses	1,211,700	1,213,358	864,883	121,816
Operating income/(loss)	93,942	(410,242)	(207,104)	(29,170)
Other income and expenses
Interest income	16,686	12,334	21,917	3,087
Interest expenses	(44,884)	(57,001)	(47,704)	(6,719)
Realized gain from investments	13,507	597	777	109
Gain from fair value change of long-term investments	—	51,817	1,249	176
Impairment loss from long-term investments	—	(13,858)	(2,263)	(319)
Other income/(expenses), net	27,418	43,820	(3,658)	(515)
Income/(Loss) before income tax and income from equity method investments	106,669	(372,533)	(236,786)	(33,351)
Income taxes (expenses)/benefits	(10,745)	65,875	15,822	2,228
Income/(Loss) before income from equity method investments	95,924	(306,658)	(220,964)	(31,123)
Income from equity method investments	41,028	17,657	8,382	1,181
Net income/(loss)	136,952	(289,001)	(212,582)	(29,942)
Less: Net loss attributable to noncontrolling interest	(851)	(693)	(465)	(65)
Net income/(loss) attributable to Zepp Health Corporation	137,803	(288,308)	(212,117)	(29,877)
Net income/(loss) attributable to ordinary shareholders of Zepp Health Corporation	137,803	(288,308)	(212,117)	(29,877)
Net income/(loss) per share attributable to ordinary shareholders of Zepp Health Corporation
Basic income/(loss) per ordinary share	0.55	(1.17)	(0.87)	(0.12)
Diluted income/(loss) per ordinary share	0.52	(1.17)	(0.87)	(0.12)
Weighted average number of shares used in computing net income/(loss) per share
Ordinary share - basic	252,167,610	246,283,328	243,135,964	243,135,964
Ordinary share - diluted	264,368,629	246,283,328	243,135,964	243,135,964

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note2)
Net income/(loss)	136,952	(289,001)	(212,582)	(29,942)
Other comprehensive (loss)/ income, net of tax
Foreign currency translation adjustment	(17,938)	34,379	(23,713)	(3,340)
Unrealized gain on available-for-sale investments and others, (net of tax effect of nil, RMB7,096 and RMB2,255 for the years ended December 31, 2021, 2022 and 2023, respectively)	2,585	42,146	14,235	2,005
Comprehensive income/(loss)	121,599	(212,476)	(222,060)	(31,277)
Less: Net loss attributable to noncontrolling interest	(851)	(693)	(465)	(65)
Comprehensive income/(loss) attributable to Zepp Health Corporation	122,450	(211,783)	(221,595)	(31,212)

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

								Total
						Accumulated		Zepp Health
	Ordinary Shares		Treasury Shares		Additional	Other	Accumulated	Corporation		Total
					Paid-in	Comprehensive	Retained	Shareholders’	Noncontrolling	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Equity	Interest	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	250,145,163	157	—	—	1,552,109	44,624	1,133,368	2,730,258	—	2,730,258
Exercise of option	3,712,160	2	—	—	5,463	—	—	5,465	—	5,465
Repurchase of ordinary shares	—	—	(2,656,164)	(21,798)	—	—	—	(21,798)	—	(21,798)
Net income/(loss)	—	—	—	—	—	—	137,803	137,803	(851)	136,952
Foreign currency translation adjustment	—	—	—	—	—	(17,938)	—	(17,938)	—	(17,938)
Share-based compensation	—	—	—	—	83,972	—	—	83,972	—	83,972
Unrealized gain on available-for-sale investments, net of tax effect of RMB nil	—	—	—	—	—	2,585	—	2,585	—	2,585
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	13,943	13,943
Balance as of December 31, 2021	253,857,323	159	(2,656,164)	(21,798)	1,641,544	29,271	1,271,171	2,920,347	13,092	2,933,439
Exercise of option	4,357,100	3	—	—	(3)	—	—	—	—	—
Repurchase of ordinary shares	—	—	(10,219,572)	(45,365)	—	—	—	(45,365)	—	(45,365)
Net loss	—	—	—	—	—	—	(288,308)	(288,308)	(693)	(289,001)
Foreign currency translation adjustment	—	—	—	—	—	34,379	—	34,379	—	34,379
Share-based compensation	—	—	—	—	49,338	—	—	49,338	—	49,338
Unrealized gain on available-for-sale investments, net of tax effect of RMB7,096	—	—	—	—	—	42,146	—	42,146	—	42,146
Cash Dividend	—	—	—	—	—	—	(40,015)	(40,015)	—	(40,015)
Balance as of December 31, 2022	258,214,423	162	(12,875,736)	(67,163)	1,690,879	105,796	942,848	2,672,522	12,399	2,684,921
Exercise of option	2,819,672	2	—	—	—	—	—	2	—	2
Repurchase of ordinary shares	—	—	(7,331,208)	(18,054)	—	—	—	(18,054)	—	(18,054)
Net loss	—	—	—	—	—	—	(212,117)	(212,117)	(465)	(212,582)
Foreign currency translation adjustment	—	—	—	—	—	(23,713)	—	(23,713)	—	(23,713)
Share-based compensation	—	—	—	—	59,701	—	—	59,701	—	59,701
Unrealized gain on available-for-sale investments, net of tax effect of 2,255	—	—	—	—	—	14,235	—	14,235	—	14,235
Balance as of December 31, 2023	261,034,095	164	(20,206,944)	(85,217)	1,750,580	96,318	730,731	2,492,576	11,934	2,504,510

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note2)
Cash Flows from Operating Activities
Net income/(loss)	136,952	(289,001)	(212,582)	(29,942)
Adjustment to reconcile net income to net cash provided by operating activities:
Non-cash lease expenses	41,536	40,571	34,297	4,831
Depreciation and amortization	51,884	58,618	54,452	7,669
Provision for excess and obsolete inventories	51,336	39,551	51,672	7,278
Share-based compensation	83,122	49,107	59,698	8,408
Income from equity method investments	(41,028)	(17,657)	(8,382)	(1,181)
(Gain)/loss on disposal of property, plant and equipment and others	(304)	(1,909)	373	53
Gain from fair value change of long-term investments	—	(51,817)	(1,249)	(176)
Impairment loss from long-term investments	—	13,858	2,263	319
Deferred income taxes	(18,694)	(65,220)	(18,725)	(2,637)
Allowance for doubtful accounts	814	652	—	—
Impairment loss from short-term investments	320	—	—	—
Impairment loss from intangible assets and others	—	—	8,036	1,132
Realized gain from investments	(13,507)	(597)	(777)	(109)
Changes in operating assets and liabilities
Accounts receivable	(239,860)	(145,671)	250,944	35,345
Inventories	(83,126)	187,852	367,563	51,770
Prepaid expenses and other current assets	(158,829)	210,814	(9,442)	(1,330)
Amounts due from related parties	544,599	166,158	48,431	6,821
Other non-current assets	8,572	(30,795)	(18,463)	(2,600)
Amounts due to related parties	38,938	(9,145)	(16,307)	(2,297)
Accounts payable	(673,224)	(910,679)	(191,859)	(27,023)
Notes payable	103,795	42,378	(37,982)	(5,350)
Advance from customers	(38,272)	(2,097)	(480)	(68)
Income tax payable	(25,111)	119	4,288	604
Accrued expenses and other current liabilities	7,767	(60,282)	93,591	13,182
Other non-current liabilities	(10,115)	(12,451)	(160,686)	(22,632)
Net Cash (Used in)/ Provided by Operating Activities	(232,435)	(787,643)	298,674	42,067
Cash Flows from Investing Activities
Purchase of property, plant and equipment	(46,055)	(8,138)	(11,300)	(1,592)
Disposal of property, plant and equipment	2,520	—	11,344	1,598
Purchase of intangible assets	(7,027)	(1,782)	(587)	(83)
Disposal of intangible assets	—	—	22,194	3,126
Purchase of term deposits	(5,000)	—	—	—
Proceeds from maturity of term deposits	5,000	5,000	—	—
Loans provided to related parties	—	(15,491)	(9,940)	(1,400)
Purchase of short-term investments	—	(16,339)	—	—
Disposal of short-term investments	—	3,981	8,944	1,260
Purchase of long-term investments	(1,072,783)	(12,733)	(2,000)	(282)
Disposal of long-term investments	20,000	2,841	33,040	4,654
Dividend received from an equity method investment	113	403	259	36
Deconsolidation of a subsidiary	20,000	—	2,764	389
Capital contribution from non-controlling interest	13,943	—	—	—
Net Cash (Used in)/Provided by Investing Activities	(1,069,289)	(42,258)	54,718	7,706
Cash Flows from Financing Activities
Exercise of share options	5,465	—	—	—
Bank borrowings received	1,473,567	838,859	400,000	56,339
Repayment of bank borrowings	(953,387)	(727,500)	(735,000)	(103,523)
Repayment of loan from a related party	—	—	2,330	328
Prepayment for the repurchase of noncontrolling interest	—	—	(1,776)	(250)
Repurchase of ordinary shares	(13,763)	(53,216)	(17,765)	(2,502)
Proceeds from letter of credit factoring	—	310,265	57,173	8,053
Reverse factoring	39,195	(39,195)	—	—
Dividend distribution	—	(40,015)	—	—
Net Cash Provided by/(Used in) Financing Activities	551,077	289,198	(295,038)	(41,555)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(750,647)	(540,703)	58,354	8,218
Effect of exchange rate changes	(15,564)	4,504	(34,376)	(4,841)
Cash and cash equivalents and restricted cash at beginning of the year	2,275,750	1,509,539	973,340	137,092
Cash and cash equivalents and restricted cash at end of the year	1,509,539	973,340	997,318	140,469
Supplemental disclosure of cash flow information
Income tax paid/(receipt)	74,377	3,443	(1,704)	(240)
Interest paid	47,132	55,847	44,362	6,248
Non-cash investing and financing activities
Payable for intangible asset	1,031	—	—	—
Receivable from the disposal of intangible assets	—	—	19,748	2,781
Payable for property, plant and equipment	306	—	—	—
Receivable from the disposal of a subsidiary	2,500	2,500	—	—
Conversion from convertible bond to equity interest investment	—	10,148	—	—
Conversion from loan to long-term investment	—	—	17,116	2,411
Payable for repurchasing of ordinary shares	8,044	129	418	59

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

As of December 31, 2023, details of the Company’s major subsidiaries, VIEs and major VIE’s subsidiary were as follows:

		Date of	Percentage
	Place of incorporation	Incorporation/acquisition	Of ownership
Major subsidiaries of the Company:
Hong Kong Zepp Holding Limited (“Zepp HK”)	Hong Kong (“HK”)	December 23, 2014	100%
ZEPP, INC. (“Zepp Inc”)	United States of America (“U.S.”)	January 15, 2015	100%
Beijing ShunYuan KaiHua Technology Co., Ltd. (“Shun Yuan”)	PRC	February 25, 2015	100%
Huami (Shenzhen) Information Technology Co., Ltd.	PRC	December 7, 2015	100%
Anhui Huami Health Technology Co., Ltd (“Anhui Health”)	PRC	December 28, 2015	100%
Zepp North America Inc. (“Zepp NA”)	U.S.	June 16, 2016	100%
Galaxy Trading Platform Limited (“Galaxy”)	HK	May 8, 2019	100%
Zepp Europe Holding B.V. (“Zepp Europe”)	Netherlands	June 11, 2020	100%
Zepp Netherlands Trading B.V. (“Zepp Netherlands”)	Netherlands	April 20, 2021	100%
Variable interest entities of the Company:
Anhui Huami	PRC	December 27, 2013	Consolidated VIE
Beijing Huami	PRC	July 11, 2014	Consolidated VIE
Major subsidiary of Anhui Huami:
Anhui Huami Healthcare Co., Ltd. (“Anhui Healthcare”)	PRC	December 5, 2016	VIE’s subsidiary

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

A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s rights under the purchase option agreement, for which Mr. Wang ‘Wayne’ Huang’s, the chief executive officer (“CEO”) of the Company, consent is not required. The Company’s rights under the purchase option agreement give the Company the power to control the shareholders of Anhui Huami and Beijing Huami. In addition, the Company’s rights under the power of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIEs’ economic performance. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute consulting and service agreements and also ensures that consulting and service agreements will be executed and renewed indefinitely unless a written agreement is signed by all parties to terminate it or a mandatory termination is requested by the local government. The Company has the rights to receive substantially all of the economic benefits from the VIEs.

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

Mr. Wang ‘Wayne’ Huang is the largest shareholder of Anhui Huami and Beijing Huami, and Mr. Wang ‘Wayne’ Huang is also the largest beneficiary owner of the Company. The interests of Mr. Wang ‘Wayne’ Huang as the largest beneficiary owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Wang ‘Wayne’ Huang is only one of the beneficiary shareholders of the Company, holding 28.9% of the total common shares as of December 31, 2023. The Company cannot assert that when conflicts of interest arise, Mr. Wang ‘Wayne’ Huang will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Wang ‘Wayne’ Huang may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Wang ‘Wayne’ Huang will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Wang ‘Wayne’ Huang as a beneficiary shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Wang ‘Wayne’ Huang, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Wang ‘Wayne’ Huang, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

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

The following financial position, financial performance and cash flow of the VIEs and VIEs’ subsidiaries were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions within the Group:

	As of December 31,
	2022	2023
	RMB	RMB
Total current assets	2,045,609	1,349,289
Total non-current assets	790,027	768,206
Total assets	2,835,636	2,117,495
Total current liabilities	1,521,807	997,118
Total non-current liabilities	484,496	574,991
Total liabilities	2,006,303	1,572,109

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenues	5,219,560	2,536,863	993,074
Net loss	(61,184)	(1,282)	(137,242)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash (used in)/provided by operating activities	(295,860)	(226,419)	594,263
Net cash (used in)/provided by investing activities	(71,916)	(26,610)	55,329
Net cash provided by/(used in) financing activities	32,024	445,570	(117,273)

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

Measured fair value on a recurring basis

The Group measured its financial assets primarily including available-for-sale investments at fair value on a recurring basis and equity securities with readily determinable fair value as of December 31, 2022 and 2023.

Measured fair value on a nonrecurring basis

The Group measured acquired intangible assets using the income approach-discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The fair values were determined using models with significant unobservable inputs (Level 3 inputs). The Group recognized nil, nil and RMB8,036 impairment loss related to acquired intangible assets arising from acquisitions during the years ended December 31, 2021, 2022 and 2023.

The Group measured goodwill at fair value on a nonrecurring basis when it is evaluated annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The fair value of the reporting unit is determined using discounted cash flows. The Group did not recognize any impairment loss related to goodwill during the years ended December 31, 2021, 2022 and 2023.

For equity investments without readily determinable fair values for which the Company elected to use the measurement alternative, the equity investment is measured at fair value on a nonrecurring basis when there is an orderly transaction for identical or similar investments of the same issuer.

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, available-for-sale investments, amount due from a related party, noncurrent, accounts payable, notes payable and others, short-term bank borrowings, amounts due to related parties and long-term bank borrowings. The Company carries its available-for-sales investments at fair value. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, notes payable and others, amounts due to related parties and short-term bank borrowings approximate their fair values due to the short-term maturities of these instruments. The carrying amounts of amount due from a related party, noncurrent and long-term borrowings approximate its fair value as the interest rates are based on the prevailing interest rates in the market.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Cash and cash equivalents

Cash and cash equivalents consist of cash on-hand, demand deposits with financial institutions with an original maturity of three months or less and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

Restricted cash

Restricted cash represents deposits made to the bank for bank acceptance notes (or notes payable) issued by the Group. When the Group issues the bank acceptance notes, the banks require the Group to make a deposit for 20% to 75% of the face value of the bank acceptance notes issued as collateral. The deposits for unsettled bank acceptance notes were recorded as restricted cash in the consolidated balance sheets as of December 31, 2022 and 2023.

Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for doubtful accounts.

Allowance for doubtful accounts

The Group maintains an allowance for doubtful accounts for estimated losses on uncollected accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves. The Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit loss to reduce its accounts receivable to the amount that it believes will be collected. The Group uses the creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves to monitor the Group’s receivables within the scope of expected credit losses model and use these as a basis to develop the Group’s expected loss estimates. As of December 31, 2022 and 2023, the Company had RMB1,466 and RMB1,466 allowance for doubtful account.

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

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Short-term investments

Short-term investments are mainly consisting of investment in convertible bonds with a maturity of less than one year. These investments are accounted for as available-for-sale investments and measured at fair value. The Group recorded RMB1,240, RMB2,006 unrealized gains, and RMB1,798 unrealized loss in accumulated other comprehensive income on such investments during the years ended December 31, 2021, 2022 and 2023, respectively.

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

Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Software and electronic equipment	3-5 years
Buildings	20 years
Leasehold improvements	Shorter of the lease term or estimated useful lives

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

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Leases

The Group leases administrative office spaces in different cities in the PRC, and in the United States, Canada, Poland and Greece under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and the initial direct costs it incurs under the lease. The Group begins recognizing operating lease expenses when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to five years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise. For all real estate leases, any non-lease components, including common area maintenance, have been separated from lease components and excluded from the associated right-of-use assets and lease liability calculations.

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

The Group used the one-step method for its goodwill impairment assessment for the years ended December 31, 2021, 2022 and 2023. Goodwill impairment is calculated as the amount by which a reporting unit’s carrying value exceeds its fair value.

During the years ended December 31, 2021, 2022 and 2023, the Group recognized nil impairment loss on goodwill.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, the determination of the weighted average cost of capital and the impact of COVID-19. The Group recorded nil, nil and RMB2,263 impairment losses on its equity method investments during the years ended December 31, 2021, 2022 and 2023.

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

Available-for-sale investment is carried at its fair value and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. The Group recorded RMB1,345, RMB40,140 and RMB16,033 unrealized gains in accumulated other comprehensive income on its available-for-sale investments during the years ended December 31, 2021, 2022 and 2023, respectively.

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Company evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder’s equity. As of December 31, 2022 and 2023, there were no investments held by the Group that had been in continuous unrealized loss position.

Notes payable and others

Notes payable and others include short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes. The Group has utilized notes payable to settle amounts owed to suppliers and contractors. Notes payable and others also include a letter of credit, which is issued by the bank to facilitate the settlement of the transactions with service providers. Once issued, the bank endorses to pay to the service provider, who is also the letter of credit holder, when the letter of credit matures. The short-term bank acceptance notes and the letter of credit are normally settled within three months and twelve months, respectively.

Revenue recognition

Nature of Goods and Services

The Group generates substantially all of its revenues from sales of smart wearable devices. The Group also generates a small amount of its revenues from its subscription-based services. For the years ended December 31, 2021, 2022 and 2023, the Group generated 46.5%, 59.0% and 74.2% of revenue from sales of the Group’s self-branded products and others. Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods or services. The Group recognizes revenue, net of estimated sales returns and value-added taxes (“VAT”).

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Revenue recognition – continued

Nature of Goods and Services - continued

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

The Group allocates the transaction price to all performance obligations based on their relative standalone selling prices. The standalone selling prices are determined based on the expected cost plus margin as the Group determines that no observable price is available for any of its performance obligation. The Group considers multiple factors in the process of determining its cost plus margin including consumer behaviors and the Group’s internal pricing model. The cost plus margin estimated selling price for the smart and wearable devices comprises the majority of the transaction. The Group recognizes revenue for the amounts allocated to the connected smart and wearable devices when the customer obtains control of the Group’s product, which occurs at a point of time, typically upon delivery to and acceptance by the reseller, who has been identified as the customer of the Group. Amounts allocated to the software services and unspecified upgrade rights are deferred and recognized over time as the customer simultaneously receives and consumes the benefit over an estimated nine-month period.

Sales of self-branded products and others

The Group’s revenue recognition for its self-branded products is consistent with that described in the preceding paragraphs.

Cooperation agreement with one customer

That customer is also the sole distributor for such smart wearable devices and is controlled by one of the shareholders (see Note 20). Under the cooperation agreement with this customer, the Group produces and assembles final product for shipments of wearable devices to that customer, who are then responsible for commercial distribution and sale of the product. Before the sales of one specific generation of Xiaomi Wearable Product during the year ended December 31, 2022, the arrangement with this customer includes two payment installments. The first payment installment is priced to recover the costs incurred by the Group in developing and shipping the devices to the customer and is due from the customer to the Group once the products have been delivered and accepted by the customer. The Group allocates the initial payment installment between the hardware device, the software services, and the software upgrades based on their standalone selling price and recognizes revenue based on its recognition policy further described in the preceding paragraph. The Group is also entitled to receive a potential second installment payment calculated as 50 percent of the future net profits from commercial sales made by the customer. The Group has determined that the second installment consideration constitutes variable consideration and includes the amount in the transaction price to the extent it is not constrained and it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period (see below for further details). The second installment is also allocated between the hardware device, the software services, and the software upgrades based on the relative standalone price and is recognized based on the Group’s recognition policy further described in the preceding paragraph. The Group’s revenue recognition policy of its products under its cooperation agreement is substantially consistent with that for its sales of self-branded products except that the installment payments arrangement under the cooperation agreement is not available to the self-branded products. For the sales of this specific generation of Xiaomi Wearable Product aforementioned and of the other goods sold to this customer after then, there are only standard selling prices without installment payments described before, and the revenue recognition is consistent with the revenue recognition described for the self-branded products.

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

Product warranty

The Group offers standard product warranty to its customers, for a 12-month to 36-month period starting from the sales of the goods to the end users. The Group has the obligation to either repair or replace the defect product for the customers if the product is still under warranty. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. Warranty reserves are recorded as a cost of revenues.

Research and development expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel, materials, office rental expenses, general expenses and depreciation expenses associated with research and development activities.

Advertising expenses

Advertising expenses are expensed as incurred and included in selling and marketing expenses. Total advertising expenses were RMB151,744, RMB172,577 and RMB97,533 for the years ended December 31, 2021, 2022 and 2023, respectively.

Government subsidies

Government subsidies represent government grants received from local government authorities to encourage the Group’s technology and innovations and also other subsidies for production.

The Group records such government subsidies as other income or reduction of expenses or cost of revenues when it has fulfilled all of its obligation related to the subsidy.

During the years ended December 31, 2021, 2022 and 2023, the Group recognized RMB23,140, RMB41,054 and RMB89 as subsidy income and recognized RMB103,660, RMB53,563 and RMB19,817 as reduction of expenses or cost of revenues, respectively. As of December 31, 2022 and 2023, subsidies of RMB1,745 and RMB162,002 were recorded as other current liabilities, RMB162,602 and RMB1,916 were recorded as other non-current liabilities as the Group has to meet certain performance conditions required by the government authorities.

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

Foreign currencies

The functional currency of the Company is the US$ and the reporting currency of the Company is the RMB. The Company’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries with operations in the PRC, HK, the United States and other jurisdictions generally use their respective local currencies as their functional currencies. The financial statements of the Company’s subsidiaries, other than the subsidiaries and consolidated VIEs with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries and consolidated VIEs and VIEs’ subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of operations during the year in which they occur. For the years ended December 31, 2021, 2022 and 2023, the transaction gains amounted to RMB18,156, RMB12,086 and RMB34,892 were recorded in general and administrative expenses.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Foreign currencies - continued

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in US$ and RMB amounted to RMB263,400 and RMB565,721 as of December 31, 2022, and RMB403,243 and RMB507,205 as of December 31, 2023, respectively.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows from RMB into US$ as of and during the year ended December 31, 2023 is solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.0999, representing the rate as certified by the statistical release of the Federal Reserve Board of United States on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollar at that rate on December 31, 2023, or at any other rate.

Net income per share

Basic net income per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted income per ordinary share reflects the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group had share options, restricted shares and restricted stock units (“RSU”) which could potentially dilute basic income per ordinary share in the future. To calculate the number of shares for diluted income per ordinary shares, the effect of the share options, restricted shares and RSU is computed using the treasury stock method.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality.

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

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Concentration of credit risk - continued

Accounts receivable concentration of credit risk is as below:

	As of December 31,
	2022		2023
	RMB		RMB
Company A	124,319	18.2%	90,171	20.9%
Company B	287,160	42.1%	103,580	24.0%
Company D	2,820	0.4%	66,149	15.3%
Total	414,299	60.7%	259,900	60.2%

Amounts due from related parties concentration of credit risk is as below:

	As of December 31,
	2022		2023
	RMB		RMB
Company C	117,944	81.4%	35,385	68.7%
Total	117,944	81.4%	35,385	68.7%

Revenue generated from Company C accounted for 53.5%, 41.0% and 25.8% of total revenue during the years ended December 31, 2021, 2022 and 2023, respectively. Company C is a subsidiary of a company controlled by one of the Group’s shareholders (see Note 20).

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Recent accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)- Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2023-09.

3. INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Raw materials	97,266	49,395
Work in process	130,536	75,389
Finished goods	794,121	477,904
Inventories, net	1,021,923	602,688

During the years ended December 31, 2021, 2022 and 2023, the Group recorded a provision for the excess and obsolete inventories amounting to RMB51,336, RMB39,551 and RMB51,672 respectively.

4. SHORT-TERM INVESTMENTS

	As of December 31,
	2022	2023
	RMB	RMB
Convertible bonds:	34,316	36,586
Total:	34,316	36,586

Short-term investments included convertible bonds with maturities less than 1 year, which were classified as available-for-sales investments and measured at fair value. The Group recognized RMB1,240, RMB2,006 unrealized gains and RMB1,798 unrealized losses from these investments in 2021, 2022 and 2023.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2022	2023
	RMB	RMB
Other receivables	44,951	63,077
Prepaid expenses	53,682	28,576
Value-added tax receivable	4,648	26,609
Rental deposits	3,213	1,634
Advances to suppliers	1,758	35
Total	108,252	119,931

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Software and electronic equipment	77,693	83,723
Buildings	34,764	34,764
Leasehold improvements	90,720	92,879
Total	203,177	211,366
Less: accumulated depreciation	(112,238)	(149,029)
Construction in progress	9,666	1,060
Property, plant and equipment, net	100,605	63,397

The Group has recorded depreciation expenses of RMB35,109, RMB41,406 and RMB36,791 during the years ended December 31, 2021, 2022 and 2023, respectively. No impairment was recorded during the years ended December 31, 2021, 2022 and 2023.

7. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Intangible assets with indefinite lives:
Domain name	2,024	2,024
Insurance brokerage license, trademark and others	44,399	7,604
Intangible assets with finite lives:
Patents and trademark	131,480	132,697
Less: accumulated amortization	54,603	72,264
Intangible assets, net	123,300	70,061

During the year ended December 31, 2023, the Group has recorded RMB8,036 impairment loss on the insurance brokerage license. In August 2023, the Group disposed of such insurance brokerage license to a third party for a total cash consideration of RMB20,000 and recognized disposal loss of RMB9,345.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

7. INTANGIBLE ASSETS, NET - CONTINUED

Amortization expenses for the intangible assets for the years ended December 31, 2021, 2022 and 2023, were RMB16,775, RMB17,212 and RMB17,661, respectively. Future amortization expenses relating to the existing intangible assets amounted to RMB17,617 for the next year, RMB14,295 for the second year, RMB9,097 for the third and fourth year, RMB8,659 for the fifth year and RMB1,668 thereafter.

8. LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Equity securities without readily determinable fair value
Sifive, Inc. (“Sifive”) (a)	95,613	98,423
AliveCor, Inc., (“Alivecor”) (b)	24,582	25,304
Promaxo, Inc.(“Promaxo”) (c)	27,589	28,400
Other equity securities without readily determinable fair value (d)	91,141	95,202
Equity securities with readily determinable fair value
Hyperfine Inc. (e)	4,413	6,056
Equity method investments:
Jiangsu Yitong High-Tech Co, Ltd(“Jiangsu Yitong”) (f)	968,242	966,769
Hefei Huaying Xingzhi Fund Partnership (limited partnership) (“Huaying Fund I”) (g)	60,262	52,087
Anhui Huaying Zhihui Wulian Fund Parnership(limited partnership)(“Huaying Fund II”) (h)	212,803	200,941
Other equity method investments (i)	53,164	53,327
Available-for-sale investments
Shenzhen Yunding Information Technology Co., Ltd. (“Yunding”) (j)	74,912	92,140
Other available-for-sale investments (k)	73,907	74,962
Total	1,686,628	1,693,611
(a)

In 2018, the Group invested RMB12,332 to acquire 1.01% equity interests in Sifive. Sifive is a private company engaging in the business of semiconductor. The equity interest is not considered in-substance common shares due to substantial liquidation preference rights. Accordingly, the investment in Sifive was accounted for as equity securities without readily determinable fair value. The Group recognized nil, RMB66,322 and nil gain from the fair value change of this investment during the years ended December 31, 2021, 2022 and 2023, respectively.

(b)

In 2019, the Group invested USD1,000 in a convertible bond issued by Alivecor with 3% interest rate. In February 2020, the Group converted the bond to 0.56% equity interest and the equity interest is not considered in-substance common shares due to substantial liquidation rights owned by the Group. Accordingly, the investment in Alivecor was accounted for as equity securities without readily determinable fair value. The Group recognized nil, RMB8,620 and nil gain from the fair value change of this investment during the years ended December 31, 2021, 2022 and 2023, respectively.

(c)

In 2020, the Group invested USD4,000 to acquire 4.05% equity interests in Promaxo. Promaxo is a private company engaging in the business of Magnetic Resonance (“MR”) technology. The equity interest is not considered in-substance common shares due to substantial liquidation preference rights. Accordingly, the investment in Promaxo was accounted for as equity securities without readily determinable fair value. For the year ended December 31, 2021, 2022 and 2023, no fair value change was observed and recognized.

(d)

These other investments represent certain insignificant investments in the third-party private companies, which the Group has no significant influence over the investees and accounted for these investments as equity securities without readily determinable fair value investments.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

8. LONG-TERM INVESTMENTS - CONTINUED

(e)

In December 2021, Hyperfine was successfully listed in the US capital market through a special purpose acquisition and the investment in Hyperfine was converted from equity securities without readily determinable fair value to equity securities with readily determinable fair value. The Group recorded RMB(194), RMB(28,466) and RMB1,249 realized (loss)/gain from the fair value change of this investment during the years ended December 31, 2021, 2022 and 2023, respectively.

(f)

In February 2021, the Group acquired 29.99% equity interest of Jiangsu Yitong, a company listed on the Shenzhen stock exchange, for a total cash consideration of RMB959.68 million. The purpose of the investment is to expand the healthcare ecosystem in the domestic market. The investment of Jiangsu Yitong is accounted for using the equity method as the Group can exercise significant influence through its board representation without obtaining control. During 2022, the Group further acquired 0.01% equity interest of Jiangsu Yitong. The Group recorded RMB1,152, RMB7,580 and RMB(1,214) gain/(loss) from this equity method investment during the year ended December 31, 2021, 2022 and 2023, respectively.

The total consideration of the investment in Jiangsu Yitong was RMB960,832. As of December 31, 2022, the carrying value of the investment in Jiangsu Yitong was RMB968,242 and the difference with the proportionate share of Jiangsu Yitong’s net assets was RMB813,101, which allocated into goodwill, intangible assets and others assets with the amount of RMB636,672, RMB172,940 and RMB3,489, respectively.

As of December 31, 2023, the carrying value of the investment in Jiangsu Yitong was RMB966,769 and the difference with the proportionate share of Jiangsu Yitong’s net assets was RMB810,656, which allocated into goodwill, intangible assets and others assets with the amount of RMB636,672, RMB171,172 and RMB2,812, respectively.

The intangible assets are trademark with indefinite life and patents with definite life, which are amortized on a straight-line basis over the estimated useful life of 3 to 7 years.

(g)

In 2016, the Group invested RMB50,000 to acquire a 49.5% equity interests in a limited partnership, Huaying Fund I, which is a fund engaged in investing activities in small and middle scale High Tech private companies. The Group accounted for the investment under the equity method because the investments are common stock and the Group has significant influence through its board seat but does not control Huaying Fund I. The Group recorded RMB7,910, RMB(752) and RMB(6,716) of income/(loss) from this investment during the years ended December 31, 2021, 2022 and 2023, respectively.

(h)

In 2019, the Group invested RMB102,000 to acquire a 34% equity interests in a limited partnership, Huaying Fund II, a fund engaged in investing activities in small and middle scale High Tech private companies. The Group accounted for the investment using the equity method as the Group has significant influence through its board seat but does not control Huaying Fund II. In March 2021, the Group paid the second installment of cash consideration in Huaying Fund II for an amount of RMB68 million. In October 2023, the Group received a distribution of RMB 26.6million from Huaying Fund II, which is related to the capital of Huaying Fund II previously injected by the Group. The Group recorded RMB24,434, RMB12,737 and RMB14,718 of income from this investment during the years ended December 31, 2021, 2022 and 2023, respectively.

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

8. LONG-TERM INVESTMENTS - CONTINUED

(j)

In 2020, the Group invested RMB22,000 in a convertible bond issued by Yunding with interest rates ranging from 4.35% to 8.70%. The Group also had 19.27%, 17.32% and 17.32% equity interests in Yunding, which was accounted for as available-for-sale investment due to the redemption feature included in the investment as of December 31, 2021, 2022 and 2023, respectively. During 2021, the Group disposed of 5% equity interests in Yunding and recognized a realized gain with amount of RMB13,507 from such disposal. The Group also recorded an unrealized gain of RMB903, RMB20,943 and RMB19,073 in other comprehensive income for the years ended December 31, 2021, 2022 and 2023, respectively.

(k)

Other available-for-sale investments represent investments in debt securities and measured at fair value. Those investments mainly include investments in convertible bonds as well as investment with redemption features which are considered as debt instruments.

The Group summarizes the condensed financial information of the Group’s equity investments using equity method as a group below in accordance with Rule 4-08 of Regulation S-X:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenue	330,685	412,975	233,428
Gross profit	198,495	147,434	85,169
Income from operations	140,006	68,663	7,338
Net income	137,681	66,039	14,067
Net income attributable to ordinary shareholders	137,681	66,039	14,067

	As of December 31,
	2022	2023
	RMB	RMB
Current assets	825,465	1,562,218
Non-current assets	913,919	202,689
Current liabilities	88,454	100,629
Non-current liabilities	1,386	4,970

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

9. FAIR-VALUE MEASUREMENT

Fair-value measurement on a recurring basis

As of December 31, 2022 and 2023, the financial assets measured at fair value on a recurring basis mainly consist of available-for-sale investments and equity securities with readily determinable fair value. Available-for-sale investment includes convertible bonds and redeemable preferred shares, which are recorded in short-term and long-term investments. The fair value hierarchy of these investments as of December 31, 2022 and 2023 are as follows:

	As of December 31, 2022
	Quoted Prices in		Significant
	Active Market for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
Descriptions	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments:
Convertible bonds	—	—	34,316	34,316
Long-term investments:
Convertible bonds	—	—	38,741	38,741
Redeemable preferred shares	—	37,044	73,034	110,078
Equity securities with readily determinable fair value	4,413	—	—	4,413
Total:	4,413	37,044	146,091	187,548

	As of December 31, 2023
	Quoted Prices in		Significant
	Active Market for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
Descriptions	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments:
Convertible bonds	—	7,897	28,689	36,586
Long-term investments:
Convertible bonds	—	40,696	—	40,696
Redeemable preferred shares	—	68,560	57,846	126,406
Equity securities with readily determinable fair value	6,056	—	—	6,056
Total:	6,056	117,153	86,535	209,744

The Group measured the fair value of equity securities with readily determinable fair value based on the quoted market price and classified as level 1 investments.

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

There were certain redeemable preferred shares and convertible bonds transferred from level 2 to level 3 during the years ended December 31, 2022 and 2023. The following table provides additional information about the reconciliation of the fair value measurements of assets using significant unobservable inputs (level 3).

Level 3
investments
RMB
Balance as of December 31, 2021	65,393
Unrealized gain	19,575
Transfer from level 2	73,057
Transfer to level 2	(11,934)
Balance as of December 31, 2022	146,091
Transfer to level 2	(82,110)
Transfer from level 2	37,044
Realized gain	221
Unrealized loss	(5,767)
Disposal	(8,944)
Balance as of December 31, 2023	86,535

Fair-value measurement on a non-recurring basis

Goodwill and acquired intangible assets are measured at fair value on a non-recurring basis when an impairment is recognized. The Group measures goodwill at fair value annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value. The fair value of goodwill is determined using discounted cash flows, and an impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group measures acquired intangible assets using the income approach—discounted cash flow method, when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. During the years ended December 31, 2021, 2022 and 2023, the Group recorded nil, nil and RMB8,036 impairment loss for intangible assets, and no impairment loss was recognized for goodwill.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

9. FAIR-VALUE MEASUREMENT - CONTINUED

Fair-value measurement on a recurring basis - continued

For equity securities without readily determinable fair value for which the Group elected to use the measurement alternative, the investment is measured at fair value on a nonrecurring basis whenever there is an impairment or any changes resulting from observable price changes in an orderly transaction for the identical or a similar investment of the same issuer. The fair value of the investment is categorized as level 2 in the fair value hierarchy when directly or indirectly observable inputs in the market place are identified. Whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable, the fair value of aforementioned long-term investments is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate. During the years ended December 31, 2021, 2022 and 2023, the Group recognized an impairment loss of nil, RMB13,858 and nil for the equity securities without readily determinable fair value.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2022	2023
	RMB	RMB
Government subsidies	1,745	162,002
Deferred revenue	61,164	53,980
Current operating lease liabilities	42,320	27,500
Other tax payable	20,535	18,792
Accrued payroll and welfare	25,875	13,849
Product warranty	17,748	12,195
Refund liabilities	4,845	7,768
Accrued expenses	6,703	5,906
Other current liabilities	16,884	13,600
Total	197,819	315,592

Product warranty activities were as follows:

RMB
Balance as of January 1, 2021	32,782
Provided during the year	63,540
Utilized during the year	(71,464)
Balance as of December 31, 2021	24,858
Provided during the year	27,146
Utilized during the year	(34,256)
Balance as of December 31, 2022	17,748
Provided during the year	25,582
Utilized during the year	(31,135)
Balance as of December 31, 2023	12,195

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

11. BANK BORROWINGS

The Group borrowed approximately RMB1,473,567, RMB838,859 and RMB400,000 in different currencies from several commercial banks with weighted average interest rate of 3.83%, 3.13% and 2.95%, and repaid RMB953,387, RMB727,500 and RMB735,000 in 2021, 2022 and 2023, respectively. These bank loans have maturities ranging from one to seven years and are used for the daily operations and investing activities of the Group. As of December 31, 2023, the unused lines of credit in the Group amounted to RMB1,825,333 which is available for future borrowing.

As of December 31, 2023, RMB315 million bank borrowing was provided by the bank for the sole use of the investment in Jiangsu Yitong and the Group has pledged 15.79% equity interest in Jiangsu Yitong to the bank. For some of the long-term bank borrowings, there are certain customary covenants regarding limits on levels of indebtedness, mergers, asset dispositions, changes in business, advances, investments, loans, restricted payments and financial condition such as the profitability, debt ratio, liquidation ratio and etc. Failure to meet any of the above requirements would result in an event of default that would allow lenders to declare amounts outstanding immediately due and payable and would allow the lenders to enforce their interests against collateral pledged if we were unable to settle the amounts outstanding. We were in compliance with all financial debt covenants as of December 31, 2023.

The principal repayment schedule of the bank borrowings in the following five years is listed as below:

Repayment Amount
RMB
2024	12,000
2025	565,000
2026	65,000
2027	110,000
2028	112,133

12. DIVIDEND

On March 17, 2022, the Company announced a special cash dividend of US$0.025 per ordinary share (US$0.1 per ADS) on its outstanding shares to shareholders of record as of the close of trading on March 28, 2022. The ex-dividend date is March 25, 2022 and the dividend was paid in April 2022. There was no cash dividend announced for the year ended December 31, 2023.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

13. REVENUE AND DEFERRED REVENUE

Disaggregation of revenue

All the revenues for the period were recognized from contracts with customers. For the years ended December 31, 2021, 2022 and 2023, the majority of the Group’s revenues result from sales of products which was recognized at a point of time. The following table provides information about disaggregated revenue by products, including a reconciliation of the disaggregated revenue with reportable segments:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Xiaomi Wearable Products	3,340,857	1,697,053	644,879
Self-branded products and other	2,909,252	2,445,809	1,850,443
Total	6,250,109	4,142,862	2,495,322

During the years ended December 31, 2021, 2022, the majority of the Group’s products were sold to resellers and distributors in the PRC. This includes products that have international versions which are first sold to the Group’s domestic distributors who subsequently distribute those products internationally. During the year ended December 31, 2023, the majority of the Group’s products were sold to overseas customers.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

13. REVENUE AND DEFERRED REVENUE - CONTINUED

Contract balances

The following table provides information about receivables, deferred revenue and refund liability from contracts with customers:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivables	682,103	431,159
Amounts due from a related party	138,614	35,385
Deferred revenue	61,164	53,980
Refund liability (sales return)	6,932	9,855

Accounts receivables are recorded when the right to consideration is unconditional and payments terms on invoiced amounts are typically 30 to 90 days. Amounts due from related parties include both amounts billed and unbilled due from related party under the cooperation agreement. As of December 31, 2022 and 2023, the amount due from related parties include the billed amount of RMB136,001 and RMB33,478, and unbilled amounted to RMB2,613 and RMB1,907 respectively. The amount billed is recorded when the right to the consideration is unconditional and payment terms on invoiced amounts are typically 30 to 60 days. Unbilled amount due from related party relate to contractual right to consideration under cooperation agreement for the second installment payment not yet invoiced. The Company recorded no impairment charges related to contract assets during the years ended December 31, 2021, 2022 and 2023.

Deferred Revenue, recorded in accrued expenses in the consolidated balance sheet, include payment received in advance of performance under the contract related to software services which are realized over the estimated usage period and payment received related to a material right provided to a customer to acquire additional goods or services at a discount in a future period. Refund liability includes the Group’s estimated product sales that may be returned by the Group’s end users and resellers covered under the Group’s sale return policy. Refund liability is included in “Accrued expenses and other current liabilities” and “Amounts due to related parties”. Additions to the refund liability were RMB84,869, RMB157,821 and RMB84,676 and deductions from the refund liability were RMB79,490, RMB156,634 and RMB81,753 during the years ended December 31, 2021, 2022 and 2023.

During the years ended December 31, 2021, 2022 and 2023, the Group recognized RMB51,780, RMB87,980 and RMB61,164 of revenue previously included in deferred revenue as of December 31, 2020, December 31, 2021 and 2022, which mainly consist of revenue recognized related to its subscription-based service. Additionally, during the years ended December 31, 2021, 2022 and 2023, the Group billed RMB80,675, RMB64,129 and RMB2,613 to a related party, which was initially recorded as unbilled amount, mainly due to the timing of invoicing for the goods related to its cooperation agreement. The difference between the opening and closing balances of the Group’s deferred revenue primarily results from the timing difference between the Group’s performance and the customer’s payment.

14. INCOME TAXES

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

The Company’s subsidiaries, Zepp HK and Galaxy, are located in HK. According to the HK regulations, HK entities are subject to a two-tiered income tax rate for taxable income earned in HK with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered income tax rate regime, each group of connected entities can nominate only one entity to benefit from the two-tiered income tax rate. Additionally, payments of dividends by the subsidiaries incorporated in HK to the Company are not subject to any HK withholding tax. Under the HK tax laws, the Company is exempted from the HK income tax on foreign-derived income.

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

The Company’s subsidiaries Zepp Europe and Zepp Netherlands are located in Netherlands and subject to an income tax rate for taxable income earned as determined in accordance with relevant tax rules and regulations in Netherlands. The first €0.2 million of profits earned will be taxed at 19%, while the remaining profits will be taxed at 25.8%.

The Company’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries are subject to the 25% standard enterprise income tax rate except for Anhui Huami and Anhui Health and Shun Yuan that qualify as a high and new technology enterprise (“HNTE”), which are subject to a tax rate of 15%. Anhui Huami began to qualify as HNTE in 2015 and renewed the HNTE certificate in July 2018 and September 2021. Accordingly, Anhui Huami was subject to a tax rate of 15% during the years ended December 31, 2021, 2022 and 2023. Anhui Health qualifed as a HNTE in August 2020 and renewed the HNTE certificate in November 2023, which was subject to a tax rate of 15% during the year ended December 31, 2021, 2022 and 2023. In addition, Shun Yuan qualified as a HNTE since December 2021 and is subject to a tax rate of 15% during the years ended December 31, 2021, 2022 and 2023.

The current and deferred components of income taxes appearing in the consolidated statements of operation are as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current tax expenses	31,543	379	2,903
Deferred tax benefits	(20,798)	(66,254)	(18,725)
Income tax expenses/(benefit)	10,745	(65,875)	(15,822)

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Accrued expenses and other current liabilities	46,958	47,001
Net operating loss carry forwards	178,689	183,694
Intra-entity transfer of certain intangible assets	26,726	70,607
Total deferred tax assets	252,373	301,302
Less: valuation allowance	(42,187)	(71,261)
Deferred tax assets, net	210,186	230,041

As of December 31, 2023, the Group had RMB1,901,273 operating losses deriving from entities in the PRC, HK, U.S., Canada, and etc. The operating losses in the PRC amounted to RMB1,703,994 and can be carried forward for five years, or ten years if the Group qualifies as HNTE and operating losses are not utilized, some will begin to expire in 2024. The operating loss incurred in the U.S. before December 31, 2017 can be carried forward for 20 years to offset future taxable profit, while other losses incurred after December 31, 2017 may be carried forward indefinitely. The tax losses incurred in HK can be carried forward indefinitely. The operating loss incurred in the Canada can be carried back 3 years and forward 20 years for deduction against any form of income.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

14. INCOME TAXES - CONTINUED

Management assesses the available positive and negative evidence in certain entities in the PRC, HK, U.S. and Canada to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets and determines the valuation allowance on an entity by entity basis. In making such determination, the Group considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-forward periods provided for in the tax law. On the basis of this evaluation, for the years ended December 31, 2022 and 2023, the Group had RMB42,187 and RMB71,261 valuation allowance for the deferred tax assets.

Reconciliation between the tax expense computed by applying the PRC enterprise tax rate of 25% to income/(loss) before income tax and the actual income tax expense were as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income/(loss) before income tax	106,669	(372,533)	(236,786)
Tax expense/(benefit) at PRC enterprise income tax rate of 25%	26,667	(93,133)	(59,197)
Effect of preferential tax rates	(19,387)	29,784	1,938
Tax effect of permanence differences	(34,587)	(53,808)	(9,022)
Effect of income tax rate differences in other jurisdictions	23,666	16,071	21,385
Change in tax rate	9,549	—	—
Changes in valuation allowances	4,837	35,211	29,074
Income tax expenses/(benefits)	10,745	(65,875)	(15,822)

If Anhui Huami, Anhui Health and Shun Yuan did not enjoy the tax holidays, tax expense would have increased by RMB19,387 for the year ended December 31, 2021, and the tax benefit would have decreased by RMB29,784 and RMB1,938 for the year ended December 31, 2022 and 2023, respectively. The decrease in basic and diluted net income per ordinary share would be RMB0.08 and RMB0.07 for the year ended December 31, 2021.The increase in basic and diluted net loss per ordinary share would be RMB0.12 and RMB0.01 for the year ended December 31, 2022 and 2023, respectively.

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

14. INCOME TAXES - CONTINUED

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIEs that are available for distribution amounted to RMB1,993,460 and RMB2,067,791 as of December 31, 2022 and 2023, respectively. Upon distribution of such earnings, the Company will be subject to PRC EIT taxes, the amount of which is impractical to estimate. The Company did not record any tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

The Group did not identify any significant unrecognized tax benefits for the years ended December 31, 2021, 2022 and 2023, respectively. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

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

15. ORDINARY SHARES

As of December 31, 2023, the Company had 405,462,685 ordinary shares authorized with a par value of US$0.0001 per share. There are two classes of ordinary shares which include the class A ordinary shares and class B ordinary shares. Holders of class A ordinary shares are entitled to one vote per share, while holders of class B ordinary shares are entitled to ten votes per share.

The Company repurchased 10,219,572 and 7,331,208 class A shares from the market for a total consideration of US$ 6,905 (RMB45,365) and US$2,558 (RMB18,054), at a weighted average price of US$ 0.671 and US$0.344 per share during the years ended December 31, 2022 and 2023, respectively. The shares are reserved for the employees and non-employees in the share incentive plan.

16. SHARE-BASED PAYMENT

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

During the years ended December 31, 2021, 2022 and 2023, the Group granted nil share options to personnel under the 2015 Plan.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

16. SHARE-BASED PAYMENT - CONTINUED

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

During the years ended December 31, 2021, 2022 and 2023, the Group granted 8,988,000, 1,492,332 and 1,851,154 share options to certain personnel under the 2018 Plan. The weighted average exercise price of options granted during the years ended December 31, 2021, 2022 and 2023 was US$0.01 per share, US$0 per share and US$0 per share. The Group has recorded RMB64,415, RMB32,916 and RMB30,910 share-based compensation expenses related to options in 2015 plan and 2018 plan for the years ended December 31, 2021, 2022 and 2023, respectively.

2023 Share Incentive Plan

The Company adopted the 2023 Share Incentive Plan (“2023 Plan”), which was effective on January 11, 2023. The maximum aggregate number of Class A ordinary shares of the Company available for grant as awards is 10,322,520 under this Plan. During the year ended December 31, 2023, the Group has recorded RMB10,240 share-based compensation expenses for such options under this Plan.

The weighted average exercise price of options granted during the years ended December 31, 2021, 2022 and 2023 was US$0.01, US$0 and US$0 per share, respectively. The Group calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with assistance from independent valuation firms. Assumptions used to determine the fair value of share options granted during the years ended December 31, 2021, 2022 and 2023 are summarized in the following table:

	For the years ended December 31,
	2021	2022	2023
Risk-free interest rate	1.66%	4.25%	3.79-4.86%
Expected volatility	52.2%	52.4%	52.3-52.7%
Expected life of option (years)	10	10	10
Expected dividend yield	—%	—%	—%
Fair value per ordinary share	RMB8.05-12.98	RMB1.96	RMB1.82-2.71

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

Share options-continued

2023 Share Incentive Plan - continued

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

(v) Fair value of underlying ordinary shares

During the years ended December 31, 2021, 2022 and 2023, the fair value of the underlying ordinary shares was determined based on the closing market price of the share.

A summary of the stock option activity under the 2015, 2018 and 2023 Plan during the year ended December 31, 2023 is included in the table below.

		Weighted average
		exercise price
	Number of options	per option
		US$
Outstanding at January 1, 2023	12,827,703	0.05
Granted	5,629,466	—
Exercised	(2,673,588)	—
Forfeited	(365,532)	—
Outstanding at December 31, 2023	15,418,049	0.04

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

16. SHARE-BASED PAYMENT – CONTINUED

Share options-continued

2023 Share Incentive Plan - continued

(v) Fair value of underlying ordinary shares - continued

The following table summarizes information regarding the share options as of December 31, 2023:

	December 31, 2023
			Weighted
			average remaining
		Weighted	exercise
		average exercise	contractual	Aggregate
	Options Number	price per option	life (years)	intrinsic value
		US$		US$
Options
Outstanding	15,418,049	0.04	7.04	5,218
Exercisable	13,371,689	0.05	7.01	4,491
Expected to vest	2,046,360	—	7.23	727

The total intrinsic value of options exercised during the years ended December 31, 2021, 2022 and 2023 amounted RMB14,094, RMB10,894 and RMB6,739, respectively.

The weighted average grant date fair value of options granted during the year ended December 31, 2021, 2022 and 2023 was RMB12.95, RMB1.96 and RMB2.78 per share, respectively.

As of December 31, 2023, there was RMB17,623 of unrecognized compensation expenses related to the options which will be recognized within two years.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

16. SHARE-BASED PAYMENT – CONTINUED

RSU

During the years ended December 31, 2021, 2022 and 2023, the Company granted 2,034,432, 100,972 and 869,584 RSU respectively to employees. Most of the shares have a vesting period of four or five years of employment services with the various vesting percentage in each year, or 20% on an annual basis over a five-year vesting period. The RSU are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested shares. In the event a non-vested shareholder’s employment for the Company is terminated for any reason prior to the fourth anniversary of the grant date, the holder’s right to the non-vested shares will terminate immediately. The outstanding RSU shall be forfeited and automatically transferred to and reacquired by the Company at nil consideration.

The Group recognized compensation expenses over the service period on a straight-line basis. The aggregate fair value of the RSU at grant dates was RMB140,090 as of December 31, 2023.The weighted average grant-date fair value per share of non-vested shares was RMB21.92 for the year ended December 31, 2023. The fair value of the vested RSU was RMB11,648, RMB26,079 and RMB19,612 during the years ended December 31, 2021, 2022 and 2023.

During the years ended December 31, 2021, 2022 and 2023, the Group recorded compensation expenses of RMB18,707, RMB16,191 and RMB18,548 for the RSU, respectively.

As of December 31, 2023, there was RMB13,888 unrecognized compensation expenses related to RSU which is expected to be recognized over a weighted average vesting period of 1.38 years. The weighted average granted fair value of RSU granted during the years ended December 31, 2021, 2022 and 2023 were RMB21.44 per RSU, RMB6.88 per RSU and RMB3.51 per RSU.

A summary of the RSU activity during the year ended December 31, 2023 is presented below:

RSUs
Unvested balance as of January 1, 2023	1,698,300
Granted	869,584
Forfeited	(16,000)
Vested	(1,616,684)
Unvested balance as of December 31, 2023	935,200

Total share-based compensation recognized during the years ended December 31, 2021, 2022 and 2023 was as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
General and administrative	32,247	21,353	29,636
Research and development	42,677	23,585	25,887
Selling and marketing	8,198	4,169	4,175
Total share-based compensation expenses	83,122	49,107	59,698

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

17. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB104,650, RMB101,345 and RMB79,433 during the years ended December 31, 2021, 2022 and 2023.

18. SEGMENT INFORMATION

The Group is mainly engaged in the business of smart wearable technology development. The Group’s chief operating decision maker (“CODM”) has been identified as the CEO of the Group, who reviews financial information of operating segments when making decisions about allocating resources and assessing performance of the Group. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s CODM. During the years ended December 31, 2021, 2022 and 2023, the Group identified two operating segments. Those segments include Xiaomi wearable products and Self-branded products and others. The Xiaomi wearable products segment comprise of sales of Xiaomi-branded products. The self-branded products and others segment comprises of self-branded products. Both Xiaomi wearable product and Self-branded products and others have been identified as reportable segments. The Group primarily operates in the PRC and long-lived assets are mostly located in the PRC. Revenue of the Group from Asia-Pacific, Europe, North America and others is RMB4,459,576, RMB1,477,954, RMB287,540 and RMB25,039 during the year ended December 31, 2021, RMB2,524,900, RMB1,250,634, RMB361,944 and RMB5,384 during the year ended December 31, 2022, and RMB1,279,772, RMB951,525, RMB234,277 and RMB29,748 during the year ended December 31, 2023, respectively.

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

18. SEGMENT INFORMATION – CONTINUED

	For the year ended December 31, 2023
	Xiaomi	Self-branded
	wearable	products
	Products	and others	Total
	RMB	RMB	RMB
Revenues	644,879	1,850,443	2,495,322
Cost of revenues	576,130	1,261,413	1,837,543
Gross Profit	68,749	589,030	657,779

The Group does not evaluate its segment on a fully allocated cost basis nor does the Group keep track of segment assets separately.

19. STATUTORY RESERVES AND RESTRICTED NET ASSETS

PRC legal restrictions permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC subsidiaries must make appropriations from after-tax profit to non-distributable statutory reserve funds as determined by the Board of Directors of the Group. Subject to certain cumulative limits including until the total amount set aside reaches 50% of its registered capital, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end). These reserve funds can only be used for specific purposes and are not distributable as cash dividends and the maximum required amount is 50% of registered capital. During the years ended December 31, 2021, 2022 and 2023, the Group accrued an additional nil, nil and nil statutory reserve from the new appropriable profit earned by certain PRC entities in the Group.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The balances of restricted net assets were RMB252,220, RMB252,220 and RMB324,196 as of December 31, 2021, 2022 and 2023, respectively.

20. RELATED PARTY BALANCES AND TRANSACTIONS

Names	Relationship with the Group
Xiaomi Communication Technology Co. Ltd.(“Xiaomi Communication”)	Controlled by one of the Company’s shareholders
Xiaomi Technology Co. Ltd. (“Xiaomi Technology”)	Controlled by one of the Company’s shareholders
Xiaomi Youpin Technology Co. Ltd. (“Xiaomi Youpin”)	Controlled by one of the Company’s shareholders
Youpin Information Technology Co. Ltd. (“Youpin Information”, together with “Xiaomi Youpin”, as “Xiaomi Youpin”)	Controlled by one of the Company’s shareholders
Yunding	Significant influence by the Group
Whale Microelectronics Co., Ltd (“Whale Microelectronics”)	Significant influence by the Group
Gongqingcheng Yunding Ruiheng Investment Partnership (Limited Partnership). (“Gongqingcheng Yunding”)	Controlled by the founder of a company that the Group can exercise significant influence
Hefei Zepp Medical System Co., Ltd. (“Field Medical”)	Controlled by one of the Company’s shareholders
A vice president	Key management

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

20. RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

(1)Balances:

	As of December 31,
	2022	2023
	RMB	RMB
Amounts due from related parties:
Current:
Xiaomi Communication (a)	117,944	35,385
Whale Microelectronics(d)	2,648	16,085
Field Medical (b)	10,375	4,265
Xiaomi Technology	—	2,810
Yunding	2,330	—
Gongqingcheng Yunding	2,500	—
Others	2,817	2,553
Non-current:
Whale Microelectronics (d)	—	14,262
A vice president (e)	6,333	6,692
Total	144,947	82,052

	As of December 31,
	2022	2023
	RMB	RMB
Amounts due to related parties, current:
Whale Microelectronics (d)	36,864	11,651
Xiaomi Communication	2,087	2,087
Xiaomi Technology(c)	1,965	10,933
Others	62	—
Total	40,978	24,671

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

20. RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

(2)Transactions:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Sales to related parties:
Xiaomi Communication	3,340,857	1,697,053	644,879
Xiaomi Youpin	9,175	6,942	—
Transfer of intangible assets:
Whale Microelectronics (d)	—	—	20,700
Total	3,350,032	1,703,995	665,579

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Purchase from a related party
Whale Microelectronics (d)	146,847	222,174	86,820
(a)	The amount due from Xiaomi represents receivables from the sales of products and services, which included an unbilled amount of RMB2,613 and RMB1,907 as of December 31, 2022 and 2023, respectively.
(b)

The amount due from Field Medical represents loans the Group provided to Field Medical to support the daily operation. In 2023, Field Medical completed its newly round of financing and part of the borrowings from the Group was converted into convertible loans and was measured at available-for-sale investment.

(c)	The amounts due to Xiaomi Technology represent the payable for the cloud service received by the Group.
(d)

The amount due from Whale Microelectronics represents the receivable in relation to the transfer of certain intangible assets from the Group to Whale Microelectronics for a total consideration of RMB21,942, including VAT, in which RMB2,194 was collected by the Group during 2023. Based on the agreement, there is a contingent compensation agreed by the Group that the Group will compensate Whale Microelectronics if the development and utilization of the intangible assets failed in the future and when certain conditions met. The amount due to Whale Microelectronics represents the payables in relation to the purchase of raw material from Whale Microelectronics.

(e)	The amount due from a vice president represents a loan provided to a key management.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

21. NET INCOME/(LOSS) PER SHARE

The computation of basic and diluted net income per share for the years ended December 31, 2021, 2022 and 2023 is as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Basic net income/(loss) per share calculation-Numerator:
Net income/(loss) for the year attributable to the Company:	137,803	(288,308)	(212,117)
Net income/(loss) attributed to ordinary shareholders for computing net income per ordinary shares - basic	137,803	(288,308)	(212,117)
Denominator:
Weighted average ordinary shares outstanding used in computing net income/(loss) per ordinary shares – basic	252,167,610	246,283,328	243,135,964
Net income/(loss) per ordinary share attributable to ordinary shareholders—basic	0.55	(1.17)	(0.87)
Diluted net income/(loss) per share calculation
Net income/(loss) attributable to ordinary shareholders for computing net income per ordinary shares—basic and diluted	137,803	(288,308)	(212,117)
Denominator:
Weighted average ordinary shares outstanding used in computing net income/(loss) per ordinary shares - basic	252,167,610	246,283,328	243,135,964
Effect of potentially diluted share options, restricted shares and RSUs	12,201,019	—	—
Weighted average ordinary shares outstanding used in computing net income/(loss) per ordinary shares—diluted	264,368,629	246,283,328	243,135,964
Net income/(loss) per ordinary share attributable to ordinary shareholders—diluted	0.52	(1.17)	(0.87)

For the years ended December 31, 2021, 2022 and 2023, the following shares outstanding were excluded from the calculation of diluted net income per ordinary shares, as their inclusion would have been anti-dilutive for the years presented:

	For the years ended December 31,
	2021	2022	2023
Shares issuable upon exercise of share options, restricted shares and RSUs	301,946	7,390,487	14,307,733

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

The following table represents lease costs recognized in the Group’s consolidated statements of operation for the years ended December 31, 2021, 2022 and 2023. Lease costs are included in selling expenses, general and administrative expenses and research and development expenses on the Group’s consolidated statements of operations.

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating lease cost (1)	41,595	37,428	34,297
Sublease income	(3,591)	(8,796)	(9,513)
Total lease cost	38,004	28,632	24,784
(1)	Operating lease cost includes short-term lease costs, which was not material in the period presented.

The following table represents the components of leases that are recognized on the Group’s consolidated balance sheets as of December 31, 2022 and 2023.

	As of December 31,
	2022	2023
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	50,357	41,373
Non-cash Right-of-use assets in exchange for new lease liabilities:
Operating leases	1,674	27,700
Weighted average remaining lease term:
Operating leases	2.03 years	2.46 years
Weighted average discount rate:
Operating leases	5.32%	5.24%

The following is a maturity analysis of the annual undiscounted cash flows for the year ended December 31, 2023:

Year ending December 31,	RMB
2024	28,269
2025	13,395
2026	5,690
2027	4,093
2028	2,447
Total lease payments	53,894
Less: imputed interest	(3,697)
Present value of lease liabilities	50,197