Form 20-F/A
period 2023-12-31
Zepp Health Corp
filed 2024-06-27
CIK 1720446

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

For the transition period from _________ to _________

Commission file number: 001-38369

ZEPP HEALTH CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Huami Global Innovation Center

Building B2, Zhong'an Chuanggu Technology Park

No. 900 Wangjiang West Road

Hefei, 230088

People’s Republic of China

(Address of Principal Executive Offices)

Leon Cheng Deng, Chief Financial Officer

Huami Global Innovation Center

Building B2, Zhong'an Chuanggu Technology Park

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the	Other ☐
International Accounting Standards Board ☐

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

Auditor Name	Auditor Location	Auditor Firm ID
Deloitte Touche Tohmatsu Certified Public Accountants LLP	Beijing, the People’s Republic of China	1113

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Zepp Health Corporation (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, originally filed with the U.S. Securities Exchange Commission on April 23, 2024 (the “Original Filing”). This Amendment is being filed for the purpose of complying with Regulation S-X, Rule 3-09. Rule 3-09 requires, among other things, that separate financial statements for unconsolidated subsidiaries and investees accounted for by the equity method to be included in the Form 20-F when such entities are individually significant.

We have determined that our equity method investment in Jiangsu Yitong High-tech Co., Ltd. (hereinafter referred to as “Jiangsu Yitong”), which is not consolidated in our financial statements, was significant under the investment test of Rule 1-02(w) of Regulation S-X in relation to our financial results for the year ended December 31, 2023. This Amendment is therefore filed to supplement the Original Filing with the inclusion of the financial statements and related notes of Jiangsu Yitong as of December 31, 2022 and 2023 and for the fiscal years ended December 31, 2021, 2022 and 2023 (the “Jiangsu Yitong Financial Statements”).

This Form 20-F/A consists of the cover page, this explanatory note, the Jiangsu Yitong Financial Statements, updated certifications of our chief executive officer and chief financial officer, and consent of the independent auditor of Jiangsu Yitong. This Amendment does not affect any other parts of, or exhibits to, the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

TABLE OF CONTENTS

PART III	1

ITEM 18.	FINANCIAL STATEMENTS	1

ITEM 19.	EXHIBITS	2

i

PART III

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are included in this Form 20-F/A:

Consolidated financial statements of Jiangsu Yitong High-tech Co., Ltd. as of December 31, 2022 and 2023 and for the fiscal years ended December 31, 2021, 2022 and 2023.

1

JIANGSU YITONG HIGH-TECH CO., LTD

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Jiangsu Yitong High-tech Co., Ltd

We have audited the accompanying consolidated balance sheets of Jiangsu Yitong High-tech Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of operations, changes in equity, and cash flows for the year ended December 31, 2023 and the related notes.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Convenience translation

Our audit also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

Auditor’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risk of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Other Matter

The accompanying consolidated balance sheets of Jiangsu High-tech Co., Ltd. and its subsidiaries as of December 31, 2022, and the related consolidated statements of operations, of changes in equity and of cash flow for the years then ended December 31, 2021 and 2022 are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2021 and 2022 financial statements to be audited and they are therefore not covered by this report.

/s/ BROOK & PARTNERS CPAs

We have served as the Company’s auditor since 2023.

Beijing, the People’s Republic of China

June 27, 2024

JIANGSU YITONG HIGH-TECH CO., LTD
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2022 (Unaudited)	2023	2023
	RMB	RMB	US$ Note2
ASSETS
Current assets
Cash and cash equivalents	293,906	331,532	46,695
Restricted cash	3,553	2,384	336
Notes receivable	1,647	305	43
Accounts receivable, net (net of allowance of RMB4,584, RMB3,884 as of December 31, 2022 and 2023, respectively)	29,631	21,315	3,002
Amounts due from a related party	37,821	11,798	1,662
Inventories, net	43,477	18,146	2,556
Installment payment receivables, net, current portion	13,276	24,360	3,431
Contract assets	3,072	399	56
Prepaid expenses and other current assets	5,361	8,536	1,202
Total current assets	431,744	418,775	58,983
Non-current assets
Installment payment receivables, net	38,700	41,455	5,839
Property and equipment, net	93,820	84,052	11,838
Intangible assets, net	26,016	40,700	5,733
Deferred tax assets	2,080	10,910	1,537
Operating lease right-of-use assets, net	610	787	111
Total non-current assets	161,226	177,904	25,058
Total assets	592,970	596,679	84,041
LIABILITIES
Current liabilities
Notes payable	11,658	7,758	1,093
Accounts payable	33,078	14,858	2,093
Advance from customers	5,778	3,375	475
Income tax payable	2,260	1,349	190
Accrued expenses and other current liabilities	18,333	13,143	1,851
Amounts due to related parties	3,341	30,849	4,345
Total current liabilities	74,448	71,332	10,047
Non-current liabilities
Deferred revenue	1,100	4,387	618
Amounts due to related parties, non-current	89	294	42
Deferred tax liabilities	197	289	41
Total non-current liabilities	1,386	4,970	701
Total liabilities	75,834	76,302	10,748

JIANGSU YITONG HIGH-TECH CO., LTD
CONSOLIDATED BALANCE SHEETS - CONTINUED
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2022 (Unaudited)	2023	2023
	RMB	RMB	US$ Note2
Equity
Ordinary shares	302,676	303,907	42,804
Additional paid-in capital	49,183	54,479	7,673
Accumulated retained earnings	165,277	161,991	22,816
Total equity	517,136	520,377	73,293
Total liabilities and shareholder’s equity	592,970	596,679	84,041

The accompanying notes are an integral part of these consolidated financial statements.

JIANGSU YITONG HIGH-TECH CO., LTD
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the year ended December 31,
	2021 (Unaudited)	2022 (Unaudited)	2023	2023
	RMB	RMB	RMB	US$ Note2
Revenues (including RMB146,847, RMB222,174 and RMB89,235 with a related party for the years ended December 31, 2021, 2022 and 2023, respectively)	247,770	336,163	179,446	25,274
Cost of revenues (including RMB109,886, RMB163,686 and RMB62,597 resulting from related party sales for the years ended December 31, 2021, 2022 and 2023, respectively)	(181,869)	(245,970)	(127,851)	(18,007)
Gross profit	65,901	90,193	51,595	7,267
Selling and marketing expenses	(2,025)	(2,330)	(1,717)	(242)
General and administrative expenses	(15,547)	(26,830)	(18,176)	(2,560)
Research and development expenses	(26,193)	(45,847)	(53,144)	(7,485)
Total operating expenses	(43,765)	(75,007)	(73,037)	(10,287)
Operating income/(loss)	22,136	15,186	(21,442)	(3,020)
Interest income	8,686	7,501	9,043	1,274
Interest expenses	(64)	(46)	(31)	(4)
Other income, net	151	5,674	5,411	762
Income/(loss) before income tax expenses	30,909	28,315	(7,019)	(988)
Income tax (expenses)/benefits	(2,446)	(3,228)	6,463	910
Net income/(loss)	28,463	25,087	(556)	(78)
Net income/(loss) per share
Basic and diluted	0.094	0.083	(0.002)	(0.000)

The accompanying notes are an integral part of these consolidated financial statements.

JIANGSU YITONG HIGH-TECH CO., LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	Ordinary Shares		Additional Paid-in	Accumulated Retained	Total Shareholders’
	Shares	Amount	Capital	Earnings	Equity

As of January 1, 2021 (Unaudited)	302,675,973	302,676	37,369	117,780	457,825
Net income	—	—	—	28,463	28,463
Share-based compensation	—	—	2,586	—	2,586
Dividend distribution	—	—	—	(1,816)	(1,816)
As of December 31, 2021 (Unaudited)	302,675,973	302,676	39,955	144,427	487,058
Net income	—	—	—	25,087	25,087
Share-based compensation	—	—	9,228	—	9,228
Dividend distribution	—	—	—	(4,237)	(4,237)
As of December 31, 2022 (Unaudited)	302,675,973	302,676	49,183	165,277	517,136
Capital contribution	1,231,250	1,231	6,134	—	7,365
Net loss	—	—	—	(556)	(556)
Share-based compensation	—	—	(838)	—	(838)
Dividend distribution	—	—	—	(2,730)	(2,730)
As of December 31, 2023	303,907,223	303,907	54,479	161,991	520,377

The accompanying notes are an integral part of these consolidated financial statements.

JIANGSU YITONG HIGH-TECH CO., LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the year ended December 31,
	2021 (Unaudited)	2022 (Unaudited)	2023	2023
	RMB	RMB	RMB	US$ Note2
Cash Flows from Operating Activities
Net income/(loss)	28,463	25,087	(556)	(78)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Non-cash lease expenses	648	654	560	79
Depreciation and amortization	16,438	12,127	17,442	2,457
Provision/(reversal) for excess and obsolete inventories	23	601	803	113
Gain on disposal of property, plant and equipment and others	(47)	(17)	(21)	(3)
Share-based compensation	2,586	9,228	(838)	(118)
Deferred income taxes	269	(86)	(8,738)	(1,231)
Expected credit loss	122	(748)	(325)	(46)
Impairment of contract assets	(1,103)	(390)	(141)	(20)
Changes in operating assets and liabilities:
Notes receivable	10,968	409	1,342	189
Accounts receivable	2,508	(97)	9,016	1,270
Contract assets	1,375	1,313	2,814	396
Amounts due from a related party	(78,304)	40,483	26,023	3,665
Inventories, net	(25,992)	(12,462)	23,830	3,356
Installment receivables, net - current	(1,097)	(4,484)	(11,304)	(1,592)
Prepayments and other current assets	(2,891)	2,837	(3,330)	(469)
Non-current installment receivable	(4,590)	(11,183)	(2,752)	(388)
Notes payable	2,952	(946)	(3,900)	(549)
Accounts payable	62,925	(53,121)	(16,196)	(2,281)
Advance from customers	3,836	(3,022)	(2,403)	(338)
Income tax payable	725	1,535	(911)	(128)
Accrued expenses and other current liabilities	6,144	15	(1,787)	(252)
Amount due to related parties	-	846	10,386	1,463
Deferred revenue	(2,397)	1,100	3,286	463
Net Cash provided by Operating Activities	23,561	9,679	42,300	5,958
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	(4,678)	(12,222)	(7,166)	(1,009)
Proceeds from disposal of property and equipment	-	19	14	2
Proceeds from investment income	2,380	315	-	-
Net Cash used in Investing Activities	(2,298)	(11,888)	(7,152)	(1,007)

JIANGSU YITONG HIGH-TECH CO., LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the year ended December 31,
	2021 (Unaudited)	2022 (Unaudited)	2023	2023
	RMB	RMB	RMB	US$ Note2
Cash Flows from Financing Activities
Capital contribution	-	4,093	3,272	461
Dividend distribution	(1,816)	(4,237)	(2,730)	(385)
Repayment of short-term bank loan	(7,050)	-	-	-
Net Cash (used in)/ provided by Financing Activities	(8,866)	(144)	542	76
Effects of exchange rate changes on cash and cash equivalents and restricted cash	(100)	(676)	767	108
Net increase/ (decrease) in cash, cash equivalents and restricted cash	12,297	(3,029)	36,457	5,135
Cash, cash equivalents and restricted cash at beginning of the year	288,191	300,488	297,459	41,896
Cash, cash equivalents and restricted cash at end of the year	300,488	297,459	333,916	47,031
Reconciliation of cash and restricted cash
Cash and cash equivalents	299,069	293,906	331,532	46,695
Restricted cash	1,419	3,553	2,384	336
Total cash, cash equivalents and restricted cash	300,488	297,459	333,916	47,031

Supplemental disclosure of cash flow information
Interest paid	50	63	45	6
Income tax paid	1,900	2,394	2,377	335
Non-cash investing activities
Acquisition of intangible assets in amounts due to a related party	-	-	19,748	2,781

The accompanying notes are an integral part of these consolidated financial statements.

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Jiangsu Yitong High-tech Co., Ltd (“the Company”, formerly known as Jiangsu Yitong Electronics Co., Ltd) is a company with limited liability incorporated under the laws of the People’s Republic of China (the “PRC” or the “China”) in November 1999.

The Company’s shares have been listed in Shenzhen Stock Exchange since May 2011 (“the Listing”).

On January 5, 2021, the controlling shareholder entered the agreement with Anhui Shunyuan Xinke Management Consulting Partnership (Limited Partnership) (“Anhui Shunyuan”) to transfer 29.99% equity interest of the Company with an aggregate cash consideration of RMB959.7 million. Anhui Shunyuan is a subsidiary of Zepp Health Corporation (“Zepp”). In May 2022, Anhui Shunyuan acquired another 0.01% equity interest of the Company through Stock Exchange Trading System. After the transaction, Anhui Shunyuan accounted for 30.0% equity interest of the Company. As of December 31, 2023, Anhui Shunyuan accounted for 29.88% equity interest of the Company.

The Company and its subsidiaries (together “the Group”) are primarily engaged in the business of developing, manufacturing and sells of cable television network equipment, providing services to intelligent video monitoring engineering and developing, designing and sells of chips and sensors.

Zepp accounted for its investment in the Group using the equity method. As the Group is considered to be a significant equity method investee of Zepp for the fiscal year of 2023, its financial statements are included as an exhibit to the Annual Report of Zepp on Form 20-F in accordance with Securities and Exchange Commission (“SEC”) Rule 3-09 of Regulation S-X.

As of December 31, 2023, details of the Group’s major subsidiaries were as follows:

Name	Place of incorporation	Date of Incorporation/ acquisition	Percentage of ownership
Suzhou Yiyitong Electronic Information Technology Co., Ltd (“Suzhou Yiyitong”)	PRC	September 25, 2020	100%
Whale Microelectronics Co., Ltd (“Whale Microelectronics”)	PRC	February 7, 2021	100%

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Group and its wholly-owned subsidiaries. All transactions and balances between the Group and its subsidiaries have been eliminated upon consolidation.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for doubtful accounts, inventory valuation, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, incremental borrowing rate for leases, uncertain tax position and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

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

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair value - continued

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, amounts due from a related party, installment payment receivables, notes payable, accounts payable, and amounts due to related parties. The carrying amounts of current portion of these financial instruments approximates their fair values due to the short-term maturities of these instruments.

The non-financial assets, such as property and equipment would be measured at FV as they were determined to be impaired.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with commercial banks with an original maturity of three months or less, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchases. The Group maintains all of the bank accounts in mainland China.

Restricted cash

Restricted cash consists of guarantee and deposits made to the bank for bank acceptance notes (or notes payable) issued by the Group. When the Group issues the bank acceptance notes, the banks require the Group to make a deposit for 30% of the face value of the bank acceptance notes issued as collateral. The deposits for unsettled bank acceptance notes were recorded as restricted cash in the consolidated balance sheets as of December 31, 2022 and 2023.

Accounts receivable

Accounts receivables represent those receivables derived in the ordinary course of business, net of allowance for doubtful accounts.

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Allowance for doubtful accounts

The Group maintains an allowance for doubtful accounts for estimated losses on uncollected accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves. The Group evaluates its receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit loss to reduce its receivables to the amount that it believes will be collected. The Group uses the creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves to monitor the Group’s receivables within the scope of expected credit losses model and use these as a basis to develop the Group’s expected loss estimates. As of December 31, 2022 and 2023, the Group had RMB4,584 and RMB3,884 allowance for doubtful account recorded in accounts receivable.

Inventories, net

Inventories of the Group consist of raw materials, finished goods, work in process and inventoried costs relating to long-term contracts. Inventories are stated at the lower of cost or net realizable value on a weighted average basis. Inventory costs include expenses that are directly or indirectly incurred in the purchase, including shipping and handling costs charged to the Group by suppliers, and production of manufactured product for sale, such as include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits, and indirect labor. Cost is determined using the weighted average method. The Group assesses the valuation of inventory and periodically writes down and writes off the value for estimated excess and obsolete inventory based upon the product life cycle.

Installment payment receivables, net

Installment receivables consist of receivables in relation to installment receivables resulting from engineering services provided by the Group. Installment receivables is recorded upon the revenue recognized and consists net of the unearned interest income and allowance for doubtful accounts. It is recognized as current or non-current assets in the balance sheets based on the remaining collection terms.

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Property, plant and equipment, net

Property and equipment are carried at cost, net of accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition.

Estimated useful lives are as follows:

Building	5-30 years
Machinery and equipment	1.75-10 years
Vehicles	5 years
Office equipment	5 years

Intangible assets, net

Intangible assets purchased from third parties and related parties are initially recorded at cost and amortized on a straight-line basis over their estimated economic useful lives. Estimated useful lives are as follows:

Land use right	46-50 years
Patent	10 years
Software	5-10 years
Franchise	3-5 years
Non-patent technology	5 years

Revenue recognition

The Group’s revenues are derived principally from developing, manufacturing and sells of broadcasting and television equipment, providing services to intelligent video monitoring engineer and developing and sells of chips and sensors. Value added taxes (“VAT”) are presented as a reduction of revenues.

Revenue recognition on product sales

For all products sales, the Group requires a contract or purchase order which quantifies pricing, quantity and product specifications. The Group’s sales arrangements generally do not contain variable considerations and are short-term in nature. The Group recognizes revenue at a point in time when the customer obtains control of the products. Revenue is recognized as performance obligation under the terms of a contract with the customer are satisfied and control of the product has been transferred to the customer. Sales of goods do not include multiple products and/or service elements.

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue recognition - continued

Revenue from engineering services and others

The Group provides intelligent video monitoring engineering services to customers and revenue of engineering services is recognized over time by measuring the progress towards complete satisfaction of that performance obligation. The progress towards complete satisfaction of the performance obligation is measured based on the Group’s efforts or inputs to the satisfaction of the performance obligation, by reference to the contracts cost incurred up to the end of reporting period as a percentage of total estimated costs for each contract. The Group also generates other revenue from repairment and rental services, which are immaterial.

Cost of revenue

Cost of revenues consists primarily of material costs, salaries and benefits for staff engaged in production and engineering activities, depreciation and amortization, outsourced services and related expenses which are directly attributable to the production of products. The shipping and handling fees billed to the customers are presented as part of cost of revenues as well.

Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion and advertising expenses, staff costs and other daily expenses which are related to the selling and marketing departments. These expenses are charged to the consolidated statements of operations as incurred.

General and administrative expenses

General and administrative expenses consist primarily of salaries and welfare expenses and related expenses for employees involved in general corporate functions, including accounting, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses, professional service fees and other related expenses. These expenses are charged to the consolidated statements of operations as incurred.

Research and development expenses

Research and development expenses consist primarily of salaries and benefits for research and development personnel, materials, office expenses, amortization and depreciation expenses associated with research and development activities.

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

Value added tax (“VAT”)

The Group’s PRC subsidiaries are subject to value added tax (“VAT”) and related surcharges based on gross sales or service price depending on the type of services provided in the PRC (“output VAT”), and the VAT may be offset by VAT paid by the Group on service purchases (“input VAT”). The applicable rate of output VAT or input VAT for the Group is 2%, 5%, 6%, 9% and 13%. Gross sales or service price charged to customers is subject to output VAT at the rate and subsequently paid to PRC tax authorities after netting input VAT on purchases incurred during the period. The Group’s revenues are presented net of VAT collected on behalf of PRC tax authorities and its related surcharges; the VAT is not included in the consolidated statements of operations. All of the VAT returns filed by the Group’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Share-based payment

Share-based payment transactions with employees are measured based on the grant date value of the equity instrument. The Group that grants awards with graded, that is with multiple, vesting dates elect to recognize the awards on a straight-line basis as if it were several separate awards. The requisite service period is generally the vesting period of the award. The Group elects to recognize forfeitures then they occur.

Foreign currencies

The reporting currency of the Group is RMB. The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using the RMB, the local currency, as the functional currency.

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

Diluted income per ordinary share reflects the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group had restricted shares which could potentially dilute basic income per ordinary share in the future. To calculate the number of shares for diluted income per ordinary shares, the effect of the restricted shares is computed using the treasury stock method.

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

Major Customers

Accounts receivable concentration of credit risk is as below:

	As of December 31,
	2022 (Unaudited)		2023
	RMB		RMB
Company A	2,440	8.2%	3,577	16.8%
Company B	2,612	8.8%	2,400	11.3%
Total	5,052	17.0%	5,977	28.1%

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Concentration of credit risk - continued

Major Customers - continued

Amounts due from related parties’ concentration of credit risk is as below:

	As of December 31,
	2022 (Unaudited)		2023
	RMB		RMB
Company C	37,721	99.7%	11,660	98.8%
Total	37,721	99.7%	11,660	98.8%

Revenue concentration of credit risk is as below:

	For the years ended December 31,
	2021 (Unaudited)		2022 (Unaudited)		2023
	RMB		RMB		RMB
Company C	146,847	59.3%	222,174	66.1%	89,235	49.7%
Total	146,847	59.3%	222,174	66.1%	89,235	49.7%

Major Suppliers

Accounts payable concentration of credit risk is as below:

	As of December 31,
	2022 (Unaudited)		2023
	RMB		RMB
Company D	4,870	14.7%	1,757	11.8%
Company E	4,184	12.6%	231	1.6%
Total	9,054	27.3%	1,988	13.4%

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Concentration of credit risk - continued

Major Suppliers – continued

Amounts due to related parties, current and non-current concentration of credit risk is as below:

	As of December 31,
	2022 (Unaudited)		2023
	RMB		RMB
Company F	426	12.4%	19,748	63.4%
Company C	2,768	80.7%	10,681	34.3%
Total	3,194	93.1%	30,429	97.7%

Purchase concentration of credit risk is as below:

	For the years ended December 31,
	2021 (Unaudited)		2022 (Unaudited)		2023
	RMB		RMB		RMB
Company D	-	-%	25,298	10.3%	12,812	15.2%
Company G	-	-%	24,761	10.1%	7,561	8.9%
Company E	49,525	27.0%	30,246	12.4%	6,084	7.2%
Total	49,525	27.0%	80,305	32.8%	26,457	31.3%

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

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2022 (Unaudited)	2023
	RMB	RMB
Accounts receivable	34,215	25,199
Less: allowance for doubtful accounts	(4,584)	(3,884)
Accounts receivable, net	29,631	21,315

NOTE 4 — INVENTORIES, NET

Inventories, net consisted of the following:

	As of December 31,
	2022 (Unaudited)	2023
	RMB	RMB
Raw materials	7,630	2,718
Work in progress	18,096	3,927
Finished goods	16,533	10,753
Inventoried costs relating to long-term contracts	1,218	748
Inventories, net	43,477	18,146

During the years ended December 31, 2021, 2022 and 2023, the Group recorded a provision for the excess and obsolete inventories amounting to RMB23, RMB601 and RMB803 respectively.

NOTE 5 — INSTALLMENT RECEIVABLES, NET

Installment receivables relating to the installment for engineering services consisted of the following:

	As of December 31,
	2022 (Unaudited)	2023
	RMB	RMB
Current portion of Installment receivables	13,394	24,698
Noncurrent installment receivables	38,700	41,455
Allowance for doubtful accounts	(118)	(338)
Total	51,976	65,815

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 5 — INSTALLMENT RECEIVABLES, NET - CONTINUED

As of December 31, 2023, the due date of installment receivables is as follows:

RMB
2024	28,289
2025	22,912
2026	9,989
2027	8,503
2028	2,620
Total installment receivables	72,313
Less: Unrealized interest income	(6,160)
Installment receivables, gross	66,153
Less: Allowance for installment receivables	(338)
Installment receivables, net	65,815

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2022 (Unaudited)	2023
	RMB	RMB
Buildings	121,591	121,591
Machinery and equipment	166,602	166,775
Office equipment	6,893	7,481
Vehicles	5,823	5,767
	300,909	301,614
Less: accumulated depreciation	(207,466)	(217,814)
Construction in progress	377	252
Property, plant and equipment, net	93,820	84,052

The Group has recorded depreciation expenses of RMB14,898, RMB8,986 and RMB11,223 during the years ended December 31, 2021, 2022 and 2023, respectively. No impairment was recorded during the years ended December 31, 2021, 2022 and 2023.

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 7 — INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of December 31,
	2022 (Unaudited)	2023
	RMB	RMB
Land use right	14,599	14,599
Patent	4,584	4,584
Software	7,985	8,187
Franchise	17,414	17,414
Non-patent technology	—	20,700
	44,582	65,484
Less: accumulated amortization	(18,566)	(24,784)
Intangible assets, net	26,016	40,700

Amortization expenses for the intangible assets for the years ended December 31, 2021, 2022 and 2023, were RMB1,408, RMB3,071 and RMB6,219, respectively. Future amortization expenses relating to the existing intangible assets amounted to RMB8,792 for the next year, RMB8,573 for the second year, RMB6,720 for the third year, RMB4,996 for the fourth year, RMB3,070 for the fifth year and RMB8,549 thereafter.

NOTE 8 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2022 (Unaudited)	2023
	RMB	RMB
Accrued payroll and welfare	7,178	6,281
Capital contribution of restricted shares	4,093	2,093
Payable for research development fee	825	2,153
Other tax payables	2,605	957
Accrued expenses	622	601
Other payables	3,010	1,058
Total	18,333	13,143

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 9 — RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties:

Name	Relationship with the Group
Anhui Huami Information Technology Co., Ltd (“Anhui Huami”)	A company controlled by principal shareholder
Hefei Huami Microelectronics Co., Ltd (“Hefei Huami”)	A company controlled by principal shareholder

Transactions with related parties

	For the years ended December 31,
	2021 (Unaudited)	2022 (Unaudited)	2023
	RMB	RMB	RMB
Sales to a related party
Anhui Huami	146,847	222,174	89,235
Research development services provided by a related party
Anhui Huami (a)	—	2,337	10,460
Intangible assets purchased from a related party
Hefei Huami (b)	—	—	20,700

Balances with related parties

As of December 31, 2022 and 2023, the balances with related parties were as follows:

	As of December 31,
	2022 (Unaudited)	2023
	RMB	RMB
Amounts due from related parties
Anhui Huami	37,721	11,660
Others	100	138
Total	37,821	11,798
Amounts due to related parties, current and non-current
Hefei Huami (b)	426	19,748
Anhui Huami (a)	2,768	10,681
Others	236	714
Total	3,430	31,143

(a)	The amount due to Anhui Huami primarily represents the payable in relation to the research and development supporting services provided by Anhui Huami.

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 9 — RELATED PARTY TRANSACTIONS AND BALANCES - CONTINUED

Balances with related parties - continued

(b)	The amount due to Hefei Huami primarily represents the payable in relation to the transfer of certain intangible assets from Hefei Huami for a total consideration of RMB21,942, including VAT, in which RMB2,194 was paid by the Group during 2023.

NOTE 10 — REVENUE

Disaggregation of revenue

The following table summarized disaggregated revenue for the years ended December 31, 2021, 2022 and 2023:

	For the Years Ended December 31,
	2021 (Unaudited)	2022 (Unaudited)	2023
	RMB	RMB	RMB
Category of Revenue
Revenue on product sales	199,156	282,348	128,517
Revenue from engineering services and others	48,614	53,815	50,929
	247,770	336,163	179,446

Contract balances

The following table provides information about receivables, contract assets, installment payment receivables and advance from customers from contracts with customers:

	As of December 31,
	2022 (Unaudited)	2023
	RMB	RMB
Accounts receivables	29,631	21,315
Amounts due from a related party	37,637	11,576
Installment payment receivables, net, current portion	13,276	24,360
Contract assets	3,072	399
Noncurrent installment receivables	38,700	41,455
Advance from customers	5,778	3,375

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 10 — REVENUE - CONTINUED

Contract balances - continued

The Group recognizes accounts receivable, contracts assets, amounts due from a related party, installment receivables in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. Contract assets is unbilled amount related to the progress towards complete satisfaction under engineering services agreements. Payments received from customers are based on the payment terms established in its contracts. Such payments are initially recorded to advance from customers and are recognized into revenue as the Group satisfies its performance obligations. Substantially all of advance from customers will be recognized as revenue during the Group’s following fiscal year.

NOTE 11 — INCOME TAXES

The Group are subject to the 25% standard enterprise income tax rate except for the Group and Whale Microelectronics that qualify as a high and new technology enterprise (“HNTE”), which are subject to a tax rate of 15%. The Group began to qualify as HNTE in 2020 and renewed the HNTE certificate in November 2023. Accordingly, the Group was subject to a tax rate of 15% during the year ended December 31, 2021, 2022 and 2023. Whale Microelectronics qualified as a HNTE in November 2023 and is subject to a tax rate of 15% during the year ended December 31, 2023.

The provision for income tax consisted of the following:

	For the years ended December 31,
	2021 (Unaudited)	2022 (Unaudited)	2023
	RMB	RMB	RMB
Current income tax expense	2,177	3,314	2,275
Deferred income tax expense/(benefit)	269	(86)	(8,738)
Income tax expenses/(benefit)	2,446	3,228	(6,463)

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 11 — INCOME TAXES – CONTINUED

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2022 (Unaudited)	2023
	RMB	RMB
Net operating loss carry forwards	-	8,704
Impairment of assets	1,394	1,229
Installment receivables	608	788
Others	78	189
Total deferred tax assets	2,080	10,910
Less: valuation allowance	-	-
Deferred tax assets, net	2,080	10,910

Reconciliation between the tax expense computed by applying the PRC enterprise tax rate of 25% to income/(loss) before income tax and the actual tax expense were as follows:

	For the years ended December 31,
	2021 (Unaudited)	2022 (Unaudited)	2023
	RMB	RMB	RMB
Income/(loss) before income tax	30,909	28,315	(7,019)
Tax expense/(benefit) at income tax rate of 25%	7,727	7,079	(1,755)
Effect of preferential tax rates	(1,837)	(1,936)	721
Non-deductible expenses	30	3,016	(369)
Additional deduction for R&D expenses	(3,480)	(4,931)	(4,795)
Operating income offset loss carryforward	6	—	(265)
Income tax expenses/(benefit)	2,446	3,228	(6,463)

If the Group did not enjoy the tax holidays, tax expense would have increased by RMB1,837, RMB1,936 and decreased by RMB721 for the year ended December 31, 2021, 2022 and 2023, respectively. The (decrease)/increase in basic and diluted net income per ordinary share would be RMB (0.006), RMB (0.006) and RMB0.002 for the year ended December 31, 2021, 2022 and 2023, respectively.

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 12 — SHARE-BASED COMPENSATION

2021 Share Incentive Plan

In August 2021, the Group adopted the 2021 share incentive plan (the “2021 Plan”) that provides for grant of restricted shares to employees. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2021 Plan is 4,243,750 shares. The 2021 Plan permits the awards of restricted shares. The restricted shares are not transferable and may not be sold or pledged and the holder has no voting or dividend right the non-vested shares. On February 28, 2022, the Group has amended the Plan so as to increase the number of shares to 220,000 in accordance with rules of the 2021 Plan.

During the years ended December 31, 2021, 2022 and 2023, the Group granted 3,355,000, 220,000 and nil restricted shares to personnel under the 2021 Plan.

2022 Share Incentive Plan

On April 28, 2022, the Group adopted the 2022 share incentive plan (the “2022 Plan”). The maximum aggregate number of shares which may be issued pursuant to all awards under the 2022 Plan is 5,250,000 shares. The 2022 Plan permits the awards of restricted shares. For those awards, evaluations are made as of each reporting period to assess the likelihood of performance criteria being met. On November 24, 2022, the Group has amended the Plan so as to increase the number of shares to 150,000 in accordance with the rules of the 2022 Plan.

During the years ended December 31, 2022 and 2023, the Group granted 4,350,000 and nil restricted shares to personnel under the 2022 Plan.

The Group calculated the estimated fair value of the restricted shares on the grant dates using the Black-Scholes option pricing model. Assumptions used to determine the fair value of restricted share granted during the years ended December 31, 2021 and 2022 are summarized in the following table, no shares were granted in 2023:

For the years ended December 31,
	2021 (Unaudited)	2022 (Unaudited)
	RMB	RMB
Risk-free interest rate	1.50-2.75%	1.50-2.75%
Expected volatility	23.73-27.50%	19.70-25.18%
Expected life of share (years)	1-4	1-4
Expected dividend yield	0.05%	0.08%
Fair value per ordinary share	RMB5.92	RMB0.64-5.83

(i)	Risk-free interest rate

Risk-free interest was estimated based on the yield to maturity of China international government bonds with a maturity period close to the contractual term of the shares.

(ii)	Expected life of share (years)

Expected life of option (years) represents the expected years to vest the restricted shares.

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 12 — SHARE-BASED COMPENSATION - CONTINUED

(iii)	Volatility

The volatility of the underlying restricted share during the life of the shares was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the contractual term of the shares.

(iv)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the contractual term of the restricted shares.

(v)	Fair value of underlying restricted share

During the years ended December 31, 2023, the fair value of the underlying restricted share was determined based on the Black-Scholes option pricing model of the shares.

A summary of the restricted shares activity during the year ended December 31, 2023 is presented below:

		Weighted average
		exercise price
	Number of shares	per share
		US$
Outstanding at January 1, 2023	6,827,500	0.34
Granted	—	—
Exercised	(547,500)	—
Forfeited	(4,137,250)	—
Outstanding at December 31, 2023	2,142,750	0.29

The following table summarizes information regarding the restricted share as of December 31, 2023:

	December 31, 2023
			Weighted
			average remaining
		Weighted	exercise
		average exercise	contractual	Aggregate
	Shares Number	price per share	life (years)	intrinsic value
		US$		US$
Shares
Outstanding	2,142,750	0.95	1.81	1,022,336
Exercisable	32,500	0.98	—	14,341
Expected to vest	2,110,250	0.91	1.81	1,007,995

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 12 — SHARE-BASED COMPENSATION – CONTINUED

The total intrinsic value of restricted shares exercised during the years ended December 31, 2021, 2022 and 2023 amounted nil, nil and RMB3,045 respectively.

The weighted average grant date fair value of restricted share granted during the year ended December 31, 2021, 2022 and 2023 was RMB5.94, RMB0.95 and nil per share, respectively.

As of December 31, 2023, there was RMB2,001 of unrecognized compensation expenses related to the shares which will be recognized within three years.

Total share-based compensation recognized during the years ended December 31, 2021, 2022 and 2023 was as follows:

	For the years ended December 31,
	2021 (Unaudited)	2022 (Unaudited)	2023
	RMB	RMB	RMB
Selling and marketing expenses	76	234	-
General and administrative	456	2,329	16
Research and development	2,054	6,665	(854)
Total share-based compensation expenses	2,586	9,228	(838)

NOTE 13 — ORDINARY SHARES

In 2023, the exercise of restricted shares was 1,231,250 ordinary shares with the total amount of RMB7,365. As a result, the ordinary shares of the Group are 302,675,973 and 303,907,223 as of December 31, 2022 and 2023, respectively.

NOTE 14 — STATUTORY RESERVE

In accordance with the PRC Company Laws, the Group’s subsidiaries in the PRC are required to provide for statutory reserves, which are appropriated from net profit as reported in the Group’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends. During the years ended December 31, 2021, 2022 and 2023, the Group accrued an additional RMB2,849, RMB2,509 and RMB1,396 statutory reserve from the new appropriable profit earned by certain PRC entities.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.3*	Consent of BROOK & PARTNERS CPAs

*            Filed with this Amendment No. 1 to Annual Report on Form 20-F.

**          Furnished with this Amendment No. 1 to Annual Report on Form 20-F.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zepp Health Corporation

By:	/s/ Wang Wayne Huang
Name:	Wang Wayne Huang
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: June 27, 2024

3