Form 20-F
period 2024-12-31
Zepp Health Corp
filed 2025-04-25
CIK 1720446

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

Edisonweg 44 – B08, 4207 HG Gorinchem, The Netherlands

(Address of Principal Executive Offices)

Leon Cheng Deng, Chief Financial Officer

Edisonweg 44 – B08, 4207 HG Gorinchem, The Netherlands

Phone: +31 (0)616 086 658

Email: ir@zepp.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares (each representing 16 Class A ordinary shares, par value US$0.0001 per share)* Class A ordinary shares, par value US$0.0001 per shares**	ZEPP	New York Stock Exchange

*Effective on September 16, 2024, the ratio of ADSs to our Class A ordinary shares was changed from one ADS representing four Class A ordinary shares to one ADS representing 16 Class A ordinary shares.

**Not for trading, but only in connection with the listing of the American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2024, there were (i) 114,776,364 Class A ordinary shares issued and outstanding, par value US$0.0001 per share (excluding the 3,892,844 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the issuer’s share incentive plans and the 29,673,924 treasury shares in the form of ADSs that the issuer repurchased under its share repurchase program), and (ii) 117,208,247 Class B ordinary shares issued and outstanding, par value US$0.0001 per share.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, in this annual report on Form 20-F:

●	“ADSs” refer to our American depositary shares, each of which represents four Class A ordinary shares;
●	“ADRs” refer to the American depositary receipts that evidence our ADSs;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refer to our class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” refer to our class B ordinary shares, par value US$0.0001 per share;
●	“Memorandum and Articles” refer to the second amended and restated memorandum of association and articles of association of our company adopted by a special resolution passed on January 12, 2018 and effective on February 12, 2018;
●	“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“Our platform” refers to the products and mobile apps that we provide to users and platform partners;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“Shunyuan Kaihua” or “our WFOE” refers to Beijing Shunyuan Kaihua Technology Co., Ltd., a wholly owned foreign enterprise incorporated with limited liability in the PRC;
●	“the VIEs” refer to Anhui Huami Information Technology Co., Ltd. and Huami (Beijing) Information Technology Co., Ltd., each of which is a company incorporated in the PRC;
●	“US$,” “U.S. dollars,” “$,” or “dollars” refer to the legal currency of the United States;
●	“Xiaomi” refers to Xiaomi Corporation;
●	“Xiaomi Wearable Products” refer to Xiaomi-branded smart bands, watches (excluding children watches and quartz watches), scales and associated accessories;
●	“Zepp,” “we,” “us,” “our company” or “our” refer to Zepp Health Corporation, our Cayman Islands holding company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China, including Anhui Huami Information Technology Co., Ltd. and Huami (Beijing) Information Technology Co., Ltd., and their subsidiaries; and
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

Historically, we presented our financial results in Renminbi. Starting from the second quarter of 2024, we changed our reporting currency from Renminbi to U.S. dollars, to reduce the impact of increased volatility of the Renminbi to U.S. dollars exchange rate on our reported operating results. Since our products sales is more heavily exposed to U.S. dollar or quasi-U.S. dollar denominated markets, we believe changing the reporting currency to US$ will more accurately reflect our performance and underlying nature of our operations. We have applied the change of reporting currency retrospectively to our historical results of operations and financial statements included in this annual report.

On September 16, 2024, we effected an ADS ratio change to adjust our ordinary share to ADS ratio from one ADS representing four Class A ordinary shares to one ADS representing 16 Class A ordinary shares. Except otherwise stated, the ADS ratio change has been retrospectively applied for all periods presented in this annual report.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the smart wearable devices industry;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with our distributors, customers, contract manufacturers, component suppliers, strategic partners and other stakeholders;
●	regulatory and operating conditions in the geographical markets in which we operate;
●	competition in our industry; and
●	government policies and regulations relating to our industry.

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

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

Our Company

We are a global smart wearable and health technology leader with operations in Europe, the U.S. and Asia. We empower users to achieve their well-being goals by optimizing their health, fitness, and wellness journeys through our leading consumer brands: Amazfit, Zepp Clarity, and Zepp Aura. Amazfit is a brand of smartwatches and wearables designed for various fitness levels and lifestyles; Zepp Clarity offers discreet, AI-powered hearing aids to combat hearing loss; and Zepp Aura provides personalized, AI-generated soundscapes to improve sleep and relaxation. Our mission is to empower individuals to take control of their well-being through intelligent healthcare tools, and to create a world where healthcare is a source of empowerment, inspiration, and joy for all.

Powered by our proprietary digital health management platform, which includes the Zepp OS, AI chips, biometric sensors, hardware, and specialized health data algorithms, we deliver cloud-based actionable insights and guidance 24/7 to help users achieve their health goals. We have also applied our AI expertise to emerging industrial medical imaging technologies delivering big data and analytics capabilities to support medical and diagnostics care service providers.

Since our inception in 2013, we have established a strong global presence, particularly in Europe and the U.S. To date, we have shipped over 200 million units of smart wearable devices and served more than 42 million users in over 90 countries. With outstanding craftsmanship, Amazfit smartwatches have won many design awards, including the iF Design Award and the Red Dot Design Award.

Our Holding Company Structure and Contractual Arrangements with the VIEs

Zepp Health Corporation is a Cayman Islands holding company that does not have substantive operations on its own. We conduct our operations through (i) our subsidiaries in the U.S., the Netherlands, and China and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in developing substantial proprietary technology to produce consumer health and fitness devices. Accordingly, we operate these businesses in China through the VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their nominee shareholders to control the business operations of the VIEs. The VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIEs accounted for 61.3%, 40.1% and 18.0% of our total revenues for the years ended December 31, 2022, 2023 and 2024, respectively. As used in this annual report, “Zepp,” “the Parent,” “we,” “us,” “our company” or “our” refers to Zepp Health Corporation, its subsidiaries, and, in the context of describing our consolidated financial information, the consolidated VIEs and their subsidiaries in China. “Consolidated VIEs” refer to Anhui Huami Information Technology Co., Ltd. and Huami (Beijing) Information Technology Co., Ltd., each of which is a company incorporated in the PRC. Investors in our ADSs thus are not purchasing equity interest in the consolidated VIEs in China but instead are purchasing equity interest in Zepp Health Corporation, a Cayman Islands holding company.

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

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, the contractual arrangements with the VIEs and their respective shareholders have not been tested in a court of law. There are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant VIEs through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs may have potential conflicts of interest with us, which may adversely affect our business and financial condition.”

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

PRC government’s significant authority in regulating our operations and its oversight and control over overseas offerings and listings by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—As the case in many other civil law jurisdictions, there are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and 2023 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may adversely affect the value of your investment.”

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

	Years Ended December 31,
	2022	2023	2024

	(US$ in thousands)
Cash transferred from Hong Kong company to PRC subsidiaries, the VIEs and the subsidiaries of the VIEs	(6,025)	(26,338)	(46,990)
Net cash paid by the VIEs to our subsidiaries in operating activities	(72,262)	(63,305)	(87,304)
Net cash paid by the VIEs to our subsidiaries in investing activities	(43,211)	—	—

For more details, see the condensed consolidating schedule and consolidated financial statements under “Financial Information Related to the VIEs.” Except for the transactions described above, for the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary or a VIE, and no subsidiaries or VIE paid dividends or made other distributions to the holding company. Through the contractual arrangements, the VIEs may transfer cash to the WFOE by paying service fees according to the exclusive business cooperation agreements entered into by and among the WFOE, the VIEs and their respective shareholders. Pursuant to these agreements between each of the VIEs and the corresponding WFOE, each of the VIEs agrees to pay the relevant WFOE (i) service fee at an amount that is equal to 100% of the net income of the VIE under local GAAP for the relevant year, which is subject to adjustments both upward and downward in accordance with the WFOE’s sole discretion, and (ii) service fee for certain other technical services provided to the VIE by the WFOE. If and when such other technical services are provided, the amount to be charged is to be mutually agreed between the VIEs and the WFOE based on the nature and workload of the services. Historically, the WFOE has not charged such service fees, and as such, there is currently no fees to be settled under the contractual arrangements. In April 2022, our Cayman Islands holding company declared and distributed cash dividends with the amount of approximately US$6.3 million to its shareholders and ADS holders, which was funded by surplus cash on our balance sheet. Other than the cash dividends paid in April 2022, we currently intend to retain our available funds and any future earnings to operate and expand our business.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. Under the Enterprise Income Tax Law of the PRC and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Dividends paid by our wholly foreign-owned subsidiary in China to our intermediate holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the China-HK Taxation Arrangement. Effective from January 1, 2020, if our Hong Kong subsidiary satisfies all the requirements under such arrangement, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. It could obtain such entitlement by itself at the time of making tax returns, or at the time of making withholding declarations via withholding agents. At the same time, the Hong Kong entity shall collect, gather and retain relevant materials for future reference in accordance with applicable rules, and shall accept the follow-up administration of tax authorities. However, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have an adverse effect on our ability to conduct our business” for more details. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

In addition, our PRC subsidiaries, the VIEs and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—Our loans or additional capital contributions to our PRC subsidiaries are subject to PRC regulations of loans to, and direct investment in, PRC entities by offshore holding companies. Foreign exchange regulations in China may also make it difficult for us to make loans or additional capital contributions to our PRC subsidiaries.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business in China through our PRC subsidiaries, the VIEs and their subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are necessary for our business operations, including, among other things, the Business License, the Intent Content Provider License, the Medical Device Registration License and the Medical Device Production License. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. Any failure to obtain or delay in obtaining such permissions or approvals, or a rescission of any such approval if obtained by us, would subject us to sanctions by the applicable PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—As the case in many other civil law jurisdictions, there are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Furthermore, in connection with offering and listing in an overseas market, we, our PRC subsidiaries and the VIEs, under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies as well as five supporting guidelines, released by the China Securities Regulatory Commission, or the CSRC, on February 17, 2023, and effective on March 31, 2023, may be required to fulfill filing procedures with and report material events to the CSRC, and under the Measures for Cybersecurity Review, which is effective on February 15, 2022, as well as its relevant laws, regulations and regulatory rules, may be required to go through cybersecurity review by the Cyberspace Administration of China. As of the date of this annual report, we have not received or were denied such requisite approval by the CSRC, nor have we been subject to any cybersecurity review made by the Cyberspace Administration of China. If we fail to obtain the requisite approval or complete other filing procedures, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have an adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—The filing with and/or approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or obtain such approval” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We collect, store, process and use personal information and other user data, which subjects us to laws, governmental regulations and other legal obligations related to privacy, information security and data protection, and any actual or perceived failure to comply with such legal obligations could harm our brand and business.”

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

Selected Condensed Consolidating Statements of Operations Data

	For the Year Ended December 31, 2024
			Primary	VIEs and
	Zepp Health	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	of VIEs	Subsidiaries	adjustments	Totals

	(US$, in thousands)
Third-party revenues	—	149,785	(82)	32,900	—	182,603
Inter-company revenues	—	75,264	32,852	176,800	(284,916)	—
Total revenues	—	225,049	32,770	209,700	(284,916)	182,603
Total cost and expenses	(6,053)	(219,076)	(15,493)	(251,502)	262,271	(229,853)
(Loss)/income from subsidiaries and VIEs	(69,680)	(34,733)	(46,286)	—	150,699	—
Other income and expense	—	(9,091)	83	(1,246)	(400)	(10,654)
(Loss)/income before income tax expenses	(75,733)	(37,851)	(28,926)	(43,048)	127,654	(57,904)
Income tax provision	—	(6,410)	(5,807)	(1,069)	(407)	(13,693)
(Loss)/income before loss from equity method investments	(75,733)	(44,261)	(34,733)	(44,117)	127,247	(71,597)
(Loss)/income from equity method investments	—	(2,042)	—	(2,169)	—	(4,211)
Net (loss)/income	(75,733)	(46,303)	(34,733)	(46,286)	127,247	(75,808)
Net loss attributable to non-controlling interests	—	75	—	—	—	75
Net (loss)/income attributable to Zepp Health Corporation’s shareholders	(75,733)	(46,228)	(34,733)	(46,286)	127,247	(75,733)

	For the Year Ended December 31, 2023
			Primary	VIEs and
	Zepp Health	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	of VIEs	Subsidiaries	adjustments	Totals

	(US$, in thousands)
Third-party revenues	—	211,270	—	141,590	—	352,860
Inter-company revenues	—	53,026	20,547	213,822	(287,395)	—
Total revenues	—	264,296	20,547	355,412	(287,395)	352,860
Total cost and expenses	(10,458)	(258,645)	(19,105)	(350,077)	254,975	(383,310)
(Loss)/income from subsidiaries and VIEs	(20,562)	2,860	1,602	—	16,100	—
Other income and expense	—	(3,114)	(144)	(916)	(5)	(4,179)
(Loss)/income before income tax expenses	(31,020)	5,397	2,900	4,419	(16,325)	(34,629)
Income tax benefits/(provision)	—	509	(40)	(4,127)	6,088	2,430
(Loss)/income before loss from equity method investments	(31,020)	5,906	2,860	292	(10,237)	(32,199)
(Loss)/income from equity method investments	—	(197)	—	1,310	—	1,113
Net (loss)/income	(31,020)	5,709	2,860	1,602	(10,237)	(31,086)
Net (loss)/income attributable to non-controlling interests	—	66	—	—	—	66
Net (loss)/income attributable to Zepp Health Corporation’s shareholders	(31,020)	5,775	2,860	1,602	(10,237)	(31,020)

	For the Year Ended December 31, 2022
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(US$, in thousands)
Third-party revenues	—	237,188	—	376,453	—	613,641
Inter-company revenues	—	54,940	14,698	224,637	(294,275)	—
Total revenues	—	292,128	14,698	601,090	(294,275)	613,641
Total cost and expenses	(8,422)	(314,132)	(33,409)	(619,695)	300,160	(675,498)
(Loss)/income from subsidiaries and VIEs	(34,821)	(23,402)	(8,891)	—	67,114	—
Other income and expense	—	1,005	721	4,237	—	5,963
(Loss)/income before income tax expenses	(43,243)	(44,401)	(26,881)	(14,368)	72,999	(55,894)
Income tax benefits/(provision)	—	2,801	3,479	4,021	(436)	9,865
(Loss)/income before loss from equity method investments	(43,243)	(41,600)	(23,402)	(10,347)	72,563	(46,029)
Income from equity method investments	—	1,227	—	1,456	—	2,683
Net (loss)/income	(43,243)	(40,373)	(23,402)	(8,891)	72,563	(43,346)
Net income attributable to non-controlling interests	—	103	—	—	—	103
Net (loss)/income attributable to Zepp Health Corporation’s shareholders	(43,243)	(40,270)	(23,402)	(8,891)	72,563	(43,243)

Note:

(1)	The net income includes gain from inter-company transactions where the VIEs sold out products through our other subsidiaries functioning as international distributors of the group.

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2024
			Primary	VIEs and
	Zepp Health	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	of VIEs	Subsidiaries	adjustments	Totals

	(US$, in thousands)
Assets
Cash and cash equivalents	35	23,196	180	67,658	—	91,069
Restricted cash	—	7,047	—	12,619	—	19,666
Accounts receivable, net	—	32,634	2,147	28,184	—	62,965
Amount due from related parties	—	362	—	2,301	—	2,663
Inventories, net	—	34,540	—	29,477	(7,228)	56,789
Short-term investments	—	—	—	997	—	997
Prepaid expenses and other current assets	301	6,440	267	10,407	—	17,415
Intra-group receivable due from Zepp Health Corporation’s subsidiaries	123,238	129,271	25,610	337,659	(615,778)	—
Total current assets	123,574	233,490	28,204	489,302	(623,006)	251,564
Property, plant and equipment, net	—	1,038	55	5,805	—	6,898
Intangible assets, net	—	107,223	6,472	4,947	(111,551)	7,091
Long-term investments	—	213,423	2,740	56,097	(46,350)	225,910
Investment in subsidiaries and VIEs	149,667	3,402	6,009	—	(159,078)	—
Deferred tax assets	—	1,833	—	6,525	9,107	17,465
Amount due from a related party, non-current	—	967	—	1,052	—	2,019
Operating lease right-of-use assets	—	2,167	404	887	—	3,458
Goodwill	—	9,581	—	—	—	9,581
Other non-current assets	—	866	55	3,686	—	4,607
Intra-Group noncurrent receivable due to the Company’s subsidiaries	—	—	—	29,009	(29,009)	—
Total non-current assets	149,667	340,500	15,735	108,008	(336,881)	277,029
Total assets	273,241	573,990	43,939	597,310	(959,887)	528,593
Liabilities
Accounts payable	—	2,424	—	48,653	—	51,077
Advance from customers	—	—	—	197	—	197
Amount due to related parties	—	8	882	1,587	—	2,477
Accrued expenses and other current liabilities	32	8,957	2,092	26,495	—	37,576
Intra-group payable due to Zepp Health Corporation’s subsidiaries	21,620	483,736	27,771	80,257	(613,384)	—
Income tax payables	—	439	—	69	—	508
Notes payable	—	—	—	61,679	—	61,679
Short-term bank borrowings	—	2,740	—	39,113	—	41,853
Total current liabilities	21,652	498,304	30,745	258,050	(613,384)	195,367
Deferred tax liabilities	—	102	—	3,015	—	3,117
Long-term borrowings	—	40,415	—	35,551	(725)	75,241
Other non-current liabilities	—	28,284	—	133	(28,284)	133
Intra-Group noncurrent payable due to the Company’s subsidiaries	—	—	—	—	—	—
Non-current operating lease liabilities	—	1,469	230	308	—	2,007
Total non-current liabilities	—	70,270	230	39,007	(29,009)	80,498
Total liabilities	21,652	568,574	30,975	297,057	(642,393)	275,865
Total equity	251,589	5,416	12,964	300,253	(317,494)	252,728
Total liabilities and equity	273,241	573,990	43,939	597,310	(959,887)	528,593

	As of December 31, 2023
			Primary	VIEs and
	Zepp Health	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	of VIEs	Subsidiaries	adjustments	Totals

	(US$, in thousands)
Assets
Cash and cash equivalents	244	26,573	21	106,831	—	133,669
Restricted cash	—	1,339	—	5,461	—	6,800
Accounts receivable, net	—	40,584	847	19,296	—	60,727
Amount due from related parties	—	372	—	8,233	—	8,605
Inventories, net	—	37,796	—	40,222	6,869	84,887
Short-term investments	—	2,933	—	2,220	—	5,153
Prepaid expenses and other current assets	451	8,515	121	7,804	—	16,891
Intra-group receivable due from the Company’s subsidiaries	123,238	68,671	7,320	293,650	(492,879)	—
Total current assets	123,933	186,783	8,309	483,717	(486,010)	316,732
Property, plant and equipment, net	—	1,000	126	7,803	—	8,929
Intangible assets, net	—	61,486	7,921	5,636	(65,175)	9,868
Long-term investments	—	216,291	2,817	65,859	(46,427)	238,540
Investment in subsidiaries and VIEs	245,164	38,135	52,295	—	(335,594)	—
Deferred tax assets	—	8,746	5,880	7,999	9,776	32,401
Amount due from a related party, non-current	—	942	—	2,009	—	2,951
Operating lease right-of-use assets	—	3,792	1,355	1,672	—	6,819
Goodwill	—	9,581	—	—	—	9,581
Other non-current assets	—	597	167	8,934	—	9,698
Intra-Group noncurrent receivable due from the Company’s subsidiaries	—	—	—	5,279	(5,279)	—
Total non-current assets	245,164	340,570	70,561	105,191	(442,699)	318,787
Total assets	369,097	527,353	78,870	588,908	(928,709)	635,519
Liabilities
Accounts payable	—	406	—	36,880	—	37,286
Advance from customers	—	—	—	233	—	233
Amount due to related parties	—	11	1,554	1,910	—	3,475
Accrued expenses and other current liabilities	66	10,577	1,129	32,678	—	44,450
Intra-group payable due to the Company’s subsidiaries	18,150	415,304	27,663	30,613	(491,730)	—
Income tax payables	—	927	—	59	—	986
Notes payable	—	—	—	66,991	—	66,991
Short-term bank borrowings	—	—	—	1,690	—	1,690
Total current liabilities	18,216	427,225	30,346	171,054	(491,730)	155,111
Deferred tax liabilities	—	382	—	3,787	—	4,169
Long-term borrowings	—	44,366	—	76,762	(1,108)	120,020
Other non-current liabilities	—	—	—	270	—	270
Intra-Group noncurrent payable due to the Company’s subsidiaries	—	4,171	—	—	(4,171)	—
Non-current operating lease liabilities	—	2,262	768	167	—	3,197
Total non-current liabilities	—	51,181	768	80,986	(5,279)	127,656
Total liabilities	18,216	478,406	31,114	252,040	(497,009)	282,767
Total equity	350,881	48,947	47,756	336,868	(431,700)	352,752
Total liabilities and equity	369,097	527,353	78,870	588,908	(928,709)	635,519

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2024
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(US$, in thousands)

Net cash (used in)/provided by transactions with external parties	(1,387)	(47,258)	(13,711)	37,964	—	(24,392)
Net cash provided by/(used in) transactions with intra-group entities	—	73,465	13,870	(87,304)	(31)	—
Cash flows from operating activities:	(1,387)	26,207	159	(49,340)	(31)	(24,392)
Net cash (used in)/provided by transactions with external parties	—	(6,176)	—	4,597	—	(1,579)
Net cash provided by/(used in) transactions with intra-group entities	3,456	—	—	—	(3,456)	—
Cash flows from investing activities:	3,456	(6,176)	—	4,597	(3,456)	(1,579)
Net cash (used in)/provided by transactions with external parties	(2,278)	(705)	—	3,460	—	477
Net cash (used in)/provided by transactions with intra-group entities	—	(3,463)	—	—	3,463	—
Cash flows from financing activities:	(2,278)	(4,168)	—	3,460	3,463	477

	For the Year Ended December 31, 2023
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(US$, in thousands)

Net cash (used in)/provided by transactions with external parties	(1,631)	(41,831)	1,300	84,764	—	42,602
Net cash provided by/(used in) transactions with intra-group entities	—	72,798	(9,535)	(63,305)	42	—
Cash flows (used in)/from operating activities:	(1,631)	30,967	(8,235)	21,459	42	42,602
Net cash (used in)/provided by transactions with external parties	—	(86)	—	7,813	—	7,727
Net cash provided by/(used in) transactions with intra-group entities	3,829	8,546	—	—	(12,375)	—
Cash flows from/(used in) investing activities:	3,829	8,460	—	7,813	(12,375)	7,727
Net cash used in transactions with external parties	(2,509)	(22,601)	—	(16,566)	—	(41,676)
Net cash (used in)/provided by transactions with intra-group entities	—	(3,527)	(8,546)	—	12,073	—
Cash flows (used in)/from financing activities:	(2,509)	(26,128)	(8,546)	(16,566)	12,073	(41,676)

	For the Year Ended December 31, 2022
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(US$, in thousands)

Net cash used in transactions with external parties	(1,020)	(56,667)	(25,761)	(33,666)	—	(117,114)
Net cash provided by/(used in) transactions with intra-group entities	—	6,258	66,024	(72,262)	(20)	—
Cash flows (used in)/from operating activities:	(1,020)	(50,409)	40,263	(105,928)	(20)	(117,114)
Net cash used in transactions with external parties	—	(2,310)	—	(3,927)	—	(6,237)
Net cash provided by/(used in) transactions with intra-group entities	12,524	27,160	—	—	(39,684)	—
Cash flows from/(used in) investing activities:	12,524	24,850	—	(3,927)	(39,684)	(6,237)
Net cash (used in)/provided by transactions with external parties	(13,658)	(9,250)	—	65,274	—	42,366
Net cash (used in)/provided by transactions with intra-group entities	—	(12,818)	(27,160)	—	39,978	—
Cash flows (used in)/from financing activities:	(13,658)	(22,068)	(27,160)	65,274	39,978	42,366

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

Risks Related to Our Business

●	If we fail to successfully and timely develop and commercialize new products, services and technologies, our operating results may be adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to successfully and timely develop and commercialize new products, services and technologies, our operating results may be adversely affected.”
●	Our future success depends on our ability to promote our brands and protect our reputation. The failure to establish and promote our brands, including Amazfit and Zepp, and any damage to our reputation will hinder our growth. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our future success depends on our ability to promote our own brands and protect our reputation. The failure to establish and promote our brands, including Amazfit and Zepp, and any damage to our reputation will hinder our growth.”
●	We are susceptible to supply shortages, long lead time for raw materials and components, and supply changes, any of which could disrupt our supply chain and have a material adverse impact on our results of operation because some of the key components of our products come from a limited number of sources of supply. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are susceptible to supply shortages, long lead time for raw materials and components, and supply changes, any of which could disrupt our supply chain and have a material adverse impact on our results of operation because some of the key components of our products come from a limited number of sources of supply.”

●	We operate in highly competitive markets and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our revenue and profitability. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We operate in highly competitive markets and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our revenue and profitability.”
●	If we are unable to anticipate and satisfy consumer preferences in a timely manner or if technological innovation renders existing smart wearable technology non-competitive or obsolete, our business may be adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to anticipate and satisfy consumer preferences in a timely manner or if technological innovation renders existing smart wearable technology non-competitive or obsolete, our business may be adversely affected.”
●	We do not have internal manufacturing capabilities and rely on several contract manufacturers to produce our products. If we encounter issues with these contract manufacturers, our business, brand and results of operations could be harmed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We do not have internal manufacturing capabilities and rely on several contract manufacturers to produce our products. If we encounter issues with these contract manufacturers, our business, brand and results of operations could be harmed.”
●	We collect, store, process and use personal information and other user data, which subjects us to laws, governmental regulations and other legal obligations related to privacy, information security and data protection, and any actual or perceived failure to comply with such legal obligations could harm our brand and business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We collect, store, process and use personal information and other user data, which subjects us to laws, governmental regulations and other legal obligations related to privacy, information security and data protection, and any actual or perceived failure to comply with such legal obligations could harm our brand and business.”
●	Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operation consequences. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operation consequences.”

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

●	We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.”
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.”

Risks Related to Doing Business in Jurisdictions in which We Operate

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may adversely affect the value of your investment.”
●	The filing with and/or approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or obtain such approval. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—The filing with and/or approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or obtain such approval.”
●	As the case in many other civil law jurisdictions, there are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations. Rules and regulations in China can change quickly with little advance notice. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—As the case in many other civil law jurisdictions, there are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”
●	As the case in many other jurisdictions, there may be uncertainties with respect to effecting service of legal process, enforcing foreign judgments or bringing actions in China or Cayman Islands against us or our management named in this annual report based on foreign laws. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—As the case in many other jurisdictions, there may be uncertainties with respect to effecting service of legal process, enforcing foreign judgments or bringing actions in China or Cayman Islands against us or our management named in this annual report based on foreign laws.”

Risks Related to our ADSs

●	Our ADSs may be delisted if the trading price of our ADSs fails to comply with the minimum price requirement of the NYSE. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Our ADSs may be delisted if the trading price of our ADSs fails to comply with the minimum price requirement of the NYSE.”
●	The trading price of our ADSs has fluctuated and is likely to be volatile, which could result in substantial losses to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—The trading price of our ADSs has fluctuated and is likely to be volatile, which could result in substantial losses to investors.”
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.”
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.”

Risks Related to Our Business

If we fail to successfully and timely develop and commercialize new products, services and technologies, our operating results may be adversely affected.

Our future success depends on whether we can continually develop and introduce new generations of our existing product lines and new forms of smart wearable technology with enhanced functionalities and value-added services in a timely manner. This is particularly important in the current industry landscape where technology and consumer preference evolve constantly and rapidly, which may cause our existing products to reach the end of their lifecycles prematurely and require us to introduce new products with enhanced functionalities to sustain our growth. Our capability to roll out new or enhanced products and services in turn depend on a number of factors, including the timely and successful introduction of new technologies by our research and development team and our suppliers, the quality control of our service delivery and product manufacturing, and the effectiveness of our distribution channels. If we are unable to commercialize appealing new products, functionalities, services or innovative technologies leveraging our data in a timely manner and introduce them to consumers at attractive price points compared to our existing products and competing products, or our new products, services or technologies are not accepted or adopted by consumers, our competitors may increase their market share, which could adversely impact our operating results. In addition, the research and development of new or enhanced products and services can be complex and costly. Given the complexity, we could experience delays in completing the development and introduction of new and enhanced services and products in the future. Our research and development effort may not yield the benefits we expect to achieve at all after we dedicate our time and resources into it.

We are endeavoring to apply our products in more scenarios, and medical use is one area that we put in significant efforts. In 2023, our blood pressure measurement software was certified by the National Medical Products Administration as Class II medical devices. We also obtained a medical device production license for the production of such software in 2023. Subsequently, we integrated the certified software into our products launched in the Chinese market in 2024. In addition, some of our existing products monitor users’ cardiac cycle, which have significant potential for medical application where the medical device certificate should be obtained. The process of obtaining regulatory clearances or approvals to market a medical device for our other products, however, can be costly and time consuming. We may not be able to obtain these clearances or approvals on a timely basis, or at all, in order to extend our business into the medical use wearable device market. Moreover, even if we successfully obtain the required approvals for our products, given the complex and stringent nature of regulations on medical devices, failure to comply with applicable National Medical Products Administration regulations will subject us to enforcement actions such as fines, civil penalties or recalls of products, which could harm our reputation and operating results.

Our future success depends on our ability to promote our brands and protect our reputation. The failure to establish and promote our brands, including Amazfit and Zepp, and any damage to our reputation will hinder our growth.

Since September 2015, we have been using the “Amazfit” brand to sell our products, targeting the mid- to high-end market. In August 2020, we introduced a new brand name, “Zepp” for our products. We believe the strategy to establish and promote our own brand is crucial to our future success as it expands our addressable market and gives us more flexibility in terms of pricing, distribution and marketing. We have invested, and will need to continue to dedicate, significant time, efforts and resources to build our own brand recognition. However, we cannot guarantee that the sales of our products will grow, or that our promotion efforts will ultimately be successful, in the future as it involves numerous factors including the effectiveness of our marketing efforts, our ability to provide consistent, high-quality products and services, and our consumers’ satisfaction with the technical support and software updates we provide.

In addition, negative publicity related to our brand, products, contract manufacturers, component suppliers, distributors, strategic partners and the celebrities we are associated with could damage and offset our effort to promote our own brands. In addition, although brand security initiatives are in place, we cannot guarantee that our efforts against the counterfeiting of our brands will be successful. If a third party copies our products in a manner that projects lesser quality or carries a negative connotation, our brand image could be adversely affected.

We are susceptible to supply shortages, long lead time for raw materials and components, and supply changes, any of which could disrupt our supply chain and have a material adverse impact on our results of operation because some of the key components of our products come from a limited number of sources of supply.

Substantially all of the components and raw materials used to produce our products are sourced from third-party suppliers, and some of these components are sourced from a limited number of suppliers or a single supplier. Therefore, we are subject to risks of shortages or discontinuation in supply, long lead time, cost increases and quality control issues given the limited sources of suppliers. In addition, some of our suppliers may have more established relationships with our competitors, and as a result of such relationships, such suppliers may choose to limit or terminate their relationship with us or prioritize our competitors’ orders in the case of supply shortages. We have in the past experienced and may in the future experience component shortages and long lead time. We also expect that there may be a cost increase in source materials and shortage in chips with respect to BLE system-on-chip products, memory, main control chips and sensors. In addition, as many of the electronics component suppliers are concentrated in East and Southeast Asia, there have been industry-wide conditions, health crisis, natural disasters and global events in the past that have caused material shortages for components.

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

We offer a number of products and services and compete with a variety of competitors. For example, the smart wearables market has a multitude of participants, including consumer electronics companies specialized in smart wearable technology, such as Fitbit and Garmin; large, broad-based consumer electronics companies that either compete in our market or adjacent markets, or have announced plans to do so, such as Huawei, Apple, Samsung and Xiaomi; traditional health and fitness companies and traditional watch companies. We also face competition from local providers of similar products in the various regions and countries where our products are distributed. See “Item 4. Information on the Company—B. Business Overview—Competition.” Intensified competition may result in pricing pressures and reduced profit margins and may impede our ability to continue to increase the sales of our products or cause us to lose market share, any of which could substantially harm our results of operations.

Many of our existing and potential competitors enjoy substantial competitive advantages, such as: (i) longer operating history, (ii) the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products, (iii) more established relationships with a larger number of suppliers, contract manufacturers and channel partners, (iv) access to larger and broader user bases, (v) greater brand recognition, (vi) greater financial, research and development, marketing, distribution and other resources, (vii) more resources to make investments and acquisitions, (viii) larger intellectual property portfolios, and (ix) the ability to bundle competitive offerings with other products and services. We cannot assure you that we will be able to compete successfully against existing and potential competitors, and competitive pressures may have an adverse effect on our business, financial condition and results of operations.

If we are unable to anticipate and satisfy consumer preferences in a timely manner or if technological innovation renders existing smart wearable technology non-competitive or obsolete, our business may be adversely affected.

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

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators around the world, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be adversely affected.

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

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The General Data Protection Regulation establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the General Data Protection Regulation for financial or non-financial losses. Given our products are sold in Europe, and the resident of the European Economic Area can access our website and our mobile platform and input protected information, we are subject to provisions of the General Data Protection Regulation. In the United States, the Health Insurance Portability and Accountability Act governs the privacy and security of health information and require that covered entities, including most health care providers, implement administrative, physical, and technical safeguards to protect the security of individually identifiable health information that is maintained or transmitted electronically. Violations of the Health Insurance Portability and Accountability Act privacy and security regulations could result in significant civil and criminal penalties. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Internet Privacy.” The California Consumer Privacy Act, which took effect in January 2020, also establishes certain transparency rules and creates new data privacy rights for users, including more ability to control how their data is shared with third parties. The PRC’s data security and protection regulatory framework is rapidly evolving, with multiple government bodies enforcing laws that vary in standards and interpretation, creating uncertainty for companies operating in China. Non-compliance risks include fines, operational suspensions, and restrictions on listings abroad, making it critical for companies to closely monitor and adapt to ongoing regulatory developments. These laws and regulations are evolving and subject to interpretation. Similarly, there are a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations or limitations in areas affecting our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. Moreover, a growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another, which might become a particular concern as we accelerate our international expansion. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. For each product we develop, we gather personnel from product team, research and development team, security team and legal team to thoroughly assess the privacy risks related to the product. We review the character, potential and defined sales areas, types of personal data to be collected, related purpose for data collection and other aspects of each product to ensure compliance with applicable laws and regulations, including the General Data Protection Regulation and the California Consumer Privacy Act regulations. For upgraded services and additional functions to be added to established products, we go through the same procedures. In 2021, we obtained the ISO/IEC 27001 information security management system certification, which was renewed in 2024. However, we cannot guarantee that our efforts will be effective or sufficient. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under the General Data Protection Regulation and the Committee on Foreign Investment in the United States) and regulations can be costly. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and the misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, damage our reputation and credibility and could have a negative impact on revenues and profits.

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

Our patents, know-how, trade secrets and other intellectual property rights and proprietary rights are critical to our success. Any failure to obtain, maintain, enforce or protect our patents and other intellectual property rights would adversely harm our business, competitive position, results of operations and financial condition.

We rely on intellectual property rights such as patents, trademarks, copyrights, and domain names to carry out our business operations. Given our technological advantages and brand recognition, we may become an attractive target to counterfeiting and intellectual property theft activity. Despite the measures we have taken to safeguard our intellectual property rights, any of our intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated. In addition, it may be difficult to register, maintain and enforce intellectual property rights in various jurisdictions around the world. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in a number of jurisdictions in which we operate. Policing any unauthorized use of our intellectual property is difficult and costly, and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery.

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

We may fail to own or apply for key trademarks or patents on important products, services, technologies or designs in a timely fashion, or at all. We have registered and applied to register trademarks and service marks, including, but not limited to, “Amazfit,” “ZEPP,” “huami,” “华米” and “跃我” in the jurisdictions in which we operate. We may not be able to adequately protect our trademarks and service marks, and our competitors and others may successfully challenge the validity and/or enforceability of our trademarks and service marks and other intellectual property. Additionally, we may be prohibited from entering into certain new markets due to restrictions surrounding competitors’ trademarks. Furthermore, the “华米” trademark in one trademark category is contractually owned by Xiaomi only. If for any reason our cooperation relationship with Xiaomi is deteriorated in the future, we may not be able to use “华米” as a trademark in this category, which could negatively impact our operations.

It may be possible, in jurisdictions where the status of various applications is pending, unclear, challenged or rejected, for a third-party owner of the national trademark registration for a similar mark to prohibit the manufacture, sale or exportation of our products in or from that country. Failure to register our trademarks or purchase or license the right to use our trademarks or logos in these countries could limit our ability to obtain supplies from, or manufacture in, less costly markets or penetrate new markets should our business plan include selling our products in those countries. Additionally, we may receive from time-to-time letters alleging our infringement of patents, trademarks or other intellectual property rights. For example, we successfully obtained a preliminary injunction against Kospet's T3 Ultra product in Germany. During the IFA 2024 exhibition, we immediately seized the infringing products and consequently, the said infringing products were also removed from its major German e-commerce channels.

We may not be able to effectively manage our operations and the increased complexity of our business, which could negatively impact our brand and financial performance.

The continued development of our business will require us to continue to invest in our product development, sales and marketing, and distribution functions, to upgrade our management information systems and other processes and technology, and to provide more space for our growing workforce in the new markets we enter. Such investments could increase the strain on our resources and we could experience serious operating difficulties, including difficulties in hiring, training and managing employees in the new markets we enter.

As we release new versions of existing products or introduce new product lines from time to time, it is difficult to evaluate our current business and future prospects. Our limited operating experience for some of product lines, combined with the rapidly evolving nature of the market in which we sell our products and services, substantial uncertainty concerning how these markets may develop, and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. As such, any predictions about our future revenue and expenses may not be as accurate as they would be. Failure to manage our operations effectively could have an adverse effect on our business, which, in turn, could have an adverse impact on our operating results and financial condition.

We are subject to a variety of costs and risks due to our continued expansion internationally that may not be successful and could adversely affect our profitability and operating results.

International expansion represents a large opportunity to further grow our business and enhance our competitive position, and is one of our core strategies. Since our inception in 2013, we have established a strong global presence, particularly in Europe and the U.S. To date, we have shipped over 200 million units of smart wearable devices and served more than 42 million users in over 90 countries.

We may enter into new geographic markets where we have limited or no experience in marketing, selling, and localizing and deploying our products. International expansion has required and will continue to require us to invest significant capital and other resources and our efforts may not be successful. International sales and operations may be subject to risks such as:

●	limited brand recognition;
●	costs associated with establishing new distribution networks;
●	fluctuations in freight costs, which can be influenced by factors beyond our control;
●	difficulties in capturing foreign consumers’ preferences and customs;
●	difficulties in staffing and managing foreign operations;
●	costs and difficulties associated with providing after-sales customer services;
●	burdens of complying with a wide variety of local laws and regulations, including packaging and labeling;
●	adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;
●	political and economic instability;
●	potential cross-border commercial disputes;
●	trade restrictions, including sanction-related restrictions;
●	differing employment practices and laws and labor disruptions;
●	the imposition of government controls;

●	lesser degrees of intellectual property protection;
●	tariffs and customs duties and the classifications of our goods by applicable governmental bodies; and
●	a legal system subject to undue influence or corruption.

The occurrence of any of these risks could negatively affect our international business and consequently our business and operating results. Local laws and regulations in the market where we maintain operations may create burdens for us. For example, we need to comply with the Dutch laws and regulations such as the Dutch Competition Act, which prohibits anti-competition agreements, and we could be subject to fines and penalties if we were found in violation of such laws and regulations. In addition, the conflicts between Ukraine and Russia may affect the demand for and sales of our products in the affected regions, disrupt the operations of our local distributors in Ukraine and Russia, which in turn may cause delay in the collection of receivables and could negatively impact our operating results, and prevent us from entering into or releasing certain of our products in certain markets.

In 2024, we continued to develop international markets, such as Italy, Spain, Germany, the United Kingdom, the United States, Japan, India and Brazil. We have incurred expenses on a variety of different sales and marketing efforts designed to enhance our brand recognition and increase sales of our Amazfit and Zepp products. Our marketing and branding activities may not achieve anticipated results. If we fail to enhance our marketing approaches and experiment with new marketing methods, or fail to do so in a cost-effective manner, our expansion efforts will be hindered.

Some of our products are subject to governmental regulation or certification. Failure to obtain required certifications of our products on a timely basis, either due to government shutdown or other delays in the certification process, could harm our business.

Federal Aviation Administration (FAA) certification is required for some of our products. To the extent required, certification is an expensive and time-consuming process that requires significant focus and resources. An inability to obtain, or excessive delay in obtaining, such certifications could have an adverse effect on our ability to introduce new products and, for certain aviation OEM products, our customers’ ability to sell products. Delays in our obtaining certification for our products have resulted and may in the future result in our being required to pay compensation to our customers. Additionally, if FAA operations are shut down or FAA employees are furloughed due to partial or complete government shutdowns or reduced FAA budgets, the required FAA certification of our avionics products and of the production, sale and registration of aircraft that use our avionics products could be delayed. Therefore, such inabilities or delays could have an adverse effect on our business, financial condition and results of operations. In addition, we cannot assure that our certified products will not be decertified. Any such decertification could have an adverse effect on our business, financial condition and results of operations. Similarly, certification processes in other key jurisdictions such as India and Brazil involve complex regulatory requirements and can be costly and time-consuming.

In addition, in accordance with FCC rules and regulations, wireless transceiver products are required to be certified by the FCC in the United States and comparable authorities in foreign countries where they are sold. Our products sold in Europe are required to comply with relevant directives of the European Commission. A delay in receiving required certifications for new products, or enhancements to our products, or losing certification for our existing products could adversely affect our business, financial condition and results of operations.

We rely on independent dealers and distributors to sell our products, and disruption to these channels would harm our business.

Because we sell many of our products to independent dealers and distributors, we are subject to many risks, including risks related to their inventory levels and support for our products. If dealers and distributors attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted.

Many of our dealers and distributors also sell products offered by our competitors. If our competitors offer our dealers and distributors more favorable terms, those dealers and distributors may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified dealers and distributors. If we are unable to maintain successful relationships with dealers and distributors or to expand our distribution channels, our business will suffer.

Our large customers may also seek to leverage their position to improve their profitability through increased promotional programs or other measures, which could have a negative impact on our gross margin. Additionally, the loss of any large customer could adversely affect our sales and profits.

Our results of operations and financial condition are subject to fluctuations in foreign currency translation.

Our operations in international markets results in exposure to movements in currency exchange rates. We have experienced significant impacts to our financial results due to the strengthening and weakening of the U.S. dollar. The potential of volatile foreign exchange rate fluctuations in the future could have a significant effect on our results of operations. We have historically hedged our foreign currency exchange rate risks with financial instruments. The currencies that have created a majority of our exchange rate exposure include the Euro and RMB.

We have experienced significant foreign currency gains and losses due to the strengthening and weakening of the U.S. dollar relative to certain other currencies. The majority of our consolidated foreign currency gain or loss is typically driven by exchange rate impacts on the significant cash, receivables, and payables held in a currency other than the functional currency at a given legal entity. Such gain or loss will create variations in our earnings per share. However, because there is minimal cash impact caused by such exchange rate variations, management expects to continue to focus on our operating performance before the impact of foreign currency gains and losses.

Any deterioration of our relationship with key customers, such as Xiaomi, could have a significant adverse effect on our operating results.

If we fail to maintain our relationships with some key customers and such customers terminate their relationship or otherwise reduce the amount of products they purchase from us below our expectations, we could suffer adverse effects on our business, business opportunities, results of operations, financial condition and cash flows.

For examples, Xiaomi is the sole customer and distribution channel for all Xiaomi Wearable Products, and a principal shareholder of our company that beneficially owned 15.6% of our total outstanding shares as of February 28, 2025. For the years ended December 31, 2022, 2023 and 2024, sales of Xiaomi Wearable Products contributed 41.2%, 26.1% and 6.0% of our revenues, respectively.

We have had a strategic cooperation agreement with Xiaomi since October 2017, granting us preferred partner status for developing Xiaomi Wearable Products. This agreement was extended in October 2020 and renewed in February 2023, but expired in January 2025. Under this agreement, Xiaomi and we jointly set retail prices, limiting our control over pricing and profit margins. Xiaomi’s marketing strategies or external factors may result in lower retail prices, negatively impacting our margins and operations. Additionally, any negative publicity related to Xiaomi or its affiliates could materially affect our product sales. Xiaomi sells a wide range of electronic products through various channels, and we cannot guarantee our products will always receive strong promotion, especially as sales of Xiaomi Wearable Products have declined. Since Xiaomi launched its own smartwatches in 2019, buyer attention has been diluted, which we expect to continue, further impacting our sales and results. As a shareholder, Xiaomi may prioritize its own interests and those of its affiliates, which could conflict with ours. Such conflicts might lead to lost business opportunities, including ventures overlapping with Xiaomi’s ecosystem.

We are exposed to potential liabilities arising from the products we sell, and costs related to defective products could have a material adverse impact on us.

Contractual disputes over warranties of our products can arise in the ordinary course of our business. In extreme situations, we may be exposed to potential personal injury liabilities as a result of the misuse or quality defects of the products we sell. There can be no assurance that we will not experience material product liability losses in the future, or that we will be able to defend such claims at a contained level of cost. Although we purchased products liability insurance in 2024, which covers a wide range of our products, a successful claim brought against us due to injuries suffered by our users in excess of our available insurance coverage may have a material adverse effect on our financial conditions, results of operations and reputation. Although we had insignificant volume of product replacement or product return historically, the cost of product replacements or product returns may be substantial, and we could incur substantial costs in implementing modifications to fix the defects. Furthermore, we could be exposed to business disruption resulted from product liability claims. As we do not have any business disruption insurance, any business disruption event could result in substantial cost to us and diversion of our resources.

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

Furthermore, levels of warranty claims or estimated costs of warranty claims might materially affect our gross margins and operating results. Any failure to detect, prevent, or fix defects, or an increase in defects could result in a variety of consequences, including a greater number of replacement and returns of products than expected from end users for our products. This will lead to increases in warranty costs, regulatory proceedings and product recalls, which could harm not only our revenue and operating results, but also our brand name. We currently offer a standard product warranty that the product will operate under normal use. We offer product warranty to distributors of our products. For products sold to end users, either through distributors or directly by us, we or, in some circumstances, the distributors offer a warranty ranging from one to three years to either repair or replace the defective product for the customers if the product is still under warranty. At the time revenue is recognized, an estimate of warranty costs in relation to the products sold is recorded as a component of cost of revenues. Therefore, the occurrence of real or perceived quality problems or material defects in our current and future products could expose us to warranty claims in excess of our current reserves. If we experience greater replacement or returns of defective products from end users or Xiaomi, or greater warranty claims, in excess of our reserves, our brand name could suffer, and our business, revenue, gross margin, and operating results could be harmed.

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

It takes resources and contributions from a variety of market players to capitalize on the data and user base that we have accumulated so far. We have been actively seeking strategic cooperation opportunities on this front to create diverse application scenarios of our products. For example, in August 2024, we commenced a two-year partnership with HYROX, the World Series of Fitness Racing. Furthermore, we have been pursuing collaborative relationships with leading wearable hardware companies with advanced know-how in order to develop increasingly sophisticated products, as well as partnership opportunities to expand our sales channels. We anticipate that we will continue to leverage strategic relationships with existing strategic partners to grow our business while pursuing new relationships with additional strategic partners. Pursuing, establishing and maintaining relationships with strategic partners require significant time and resources. If we fail to expand or maintain the pool of our partners, the growth of application scenarios, the development and performance of our products and the expansion of our sales channels may slow down or even wither, which in turn may affect the willingness of our users to purchase our products.

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

Our director, Mr. Alain Lam, is also the CFO of Xiaomi. Mr. Wang Wayne Huang, the chairman of our board of directors and our chief executive officer, also serves as the chairman of the board of directors of Jiangsu Yitong High-tech Co., Ltd., or Jiangsu Yitong, an affiliate of our company. Such association may give rise to potential conflicts of interest, especially with regarding to our business cooperation with Xiaomi and Jiangsu Yitong. Directors of our company are required by law to act honestly and in good faith with a view to the best of our interests and to disclose any interest that they may have in any of our projects or opportunities. In addition, we have adopted a code of ethics and an audit committee charter. The code of ethics provides that an interested director needs to refrain from participating in any discussion among senior officers of our company relating to an interested business and may not be involved in any proposed transaction with such interested business. Furthermore, the audit committee charter provides that most related party transactions must be pre-approved by the audit committee, which consists of independent directors. Our audit committee charter, however, exempts the pre-approval requirement for related party transactions that are immaterial to us or not unusual by nature. In the event of such transactions with Xiaomi, Mr. Lam will still be entitled to vote in our board meeting, and we cannot assure you that his decision will not be impacted by any potential conflict of interest arising from his relationship with Xiaomi.

We have granted, and may continue to grant, options and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in 2015, 2018 and 2023, respectively, which we refer to as the 2015 Plan, the 2018 Plan and the 2023 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under our three share incentive plans, we are authorized to grant options and other types of awards. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2015 Plan, the 2018 Plan and the 2023 Plan is 14,328,358, 26,288,918 and 10,322,520 Class A ordinary shares, respectively. As of March 31, 2025, awards to purchase 13,564,827 Class A ordinary shares under the 2015 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of March 31, 2025, awards to purchase 25,701,010 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of March 31, 2025, awards to purchase 7,741,264 Class A ordinary shares under the 2023 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of December 31, 2024, our unrecognized share-based compensation expenses amounted to US$1.4 million.

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

Labor costs in in many areas of the world have risen in recent years, which in turn may be reflected in the manufacturing fees charged by these contract manufacturers to us.

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

An occurrence of a widespread health epidemic or other outbreaks could adversely affect our business, financial condition and results of operations.

Our business could be adversely affected by the effects of epidemics, such as the COVID-19, the Influenza A virus subtype H1N1, or the H1N1 virus, Severe Acute Respiratory Syndrome, or SARS, avian influenza or other epidemics or outbreaks on the economic and business climate. A prolonged outbreak of any of these illnesses or other adverse public health developments in the jurisdictions in which we operate could have a material adverse effect on our business operations, including the potential impact on customer demand for our products and services, product development challenges, gross margin fluctuations, and foreign currency fluctuations.

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

Acquisitions and investments may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, and adversely impact our business, financial condition, operating results, and cash flows. In particular, our acquisitions and investments may be subject to laws, regulations and governmental approvals, potentially strict scrutiny by foreign governments, both retrospectively and prospectively. For example, in June 2020, we acquired PAI Health, a heart health software company incorporated in Canada. However, we cannot guarantee that the Canadian national security inspection or similar events in the future will not negatively affect our business and results of operations. Failure to obtain necessary governmental approvals or to comply with applicable laws and regulations in the jurisdictions where we or the companies we invest in or acquire operate could subject us to administrative liabilities, which will adversely affect our results of operations and financial performance. In addition, certain early-stage enterprises that we have invested in may require a significant amount of cash to develop their businesses and maintain their daily operations, and therefore are susceptible to market risks. Certain companies in which we have invested that are, or have subsequently become, public companies have been, and are likely to continue to be, subject to significant stock price volatility due to a variety of external and internal factors, including changes in the regulatory and competitive environment, among others. As a result, the value of our investments may be adversely affected. We may not accurately forecast the financial impact of an acquisition or investment transaction, including accounting charges. We would have to pay cash, incur debt, or issue equity securities to pay for any such acquisition and investment, each of which may affect our financial condition or the value of our capital stock and could result in dilution to our shareholders. We had US$226.9 million of short-term and long-term investments as of December 31, 2024.

Furthermore, our financial results could be adversely affected by our investments or acquisitions. The investments and acquired assets or businesses may not generate the financial results we expect. They could result in the occurrence of significant investments and goodwill impairment charges, and amortization expenses for other intangible assets. Most of our investee companies are in their early stages and may not be able to achieve profitability or generate positive operating cash flows in the near future. A partial or complete loss of our investments in these investee companies is possible. We may not always be able to receive gains from the equity method investments. If the investments that we account for using the equity method were in a loss position, we would pick up their loss in our consolidated statement of operations. We may continue to incur impairment charges in connection with our investments or acquisitions and pick up the losses by our equity investments, which could depress our profitability and have an impact on our financial results. For example, in February 2021, we acquired 29.99% of the total outstanding shares of Jiangsu Yitong through one of our subsidiaries in China. We adopted the equity method and consolidated the income or loss of Jiangsu Yitong, which means the financial performance of Jiangsu Yitong may affect ours directly. If the stock price of Jiangsu Yitong experiences a substantial and sustained decline, the valuation of this investment may be adjusted and we may need to recognize an impairment loss, which would adversely impact our financial performance.

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

Our company has international operations in Europe, the U.S. and Asia. Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, and other factors, such as consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit, levels of unemployment, and tax rates. As global economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our operating results and financial condition.

The global macroeconomic environment is facing challenges. For example, health epidemics have caused significant downward pressure for the global economy. Furthermore, geopolitical tension and conflicts, energy crisis, inflation risk, interest rate increases, instability in the financial system, and the tightening of monetary policy by the U.S. Federal Reserve impose new challenges and uncertainties on the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Any severe or prolonged slowdown in the global economy may adversely affect our business, results of operations and financial condition.

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations. U.S. legislative and policy initiatives may impose stricter measures on China-based companies listed on U.S. exchanges.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on most countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy. Currently, we supply markets outside of North America from China and serve the North American market from Vietnam. Mid-to long-term, we will also explore other sourcing possibilities to further optimize our supply chain and potentially minimize our costs and risks. Revenues from the U.S. is US$27,192 during the year ended December 31, 2024.

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

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. For example, on August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that Zepp Health Corporation would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

Our use of open source software and external models could negatively affect our ability to sell our products and subject us to possible litigation.

Some of the technologies we use incorporate open source software, such as Zepp OS, and external models, such as third-party AI solutions, and we may incorporate other open source software and use other external models in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our products and services that incorporate the open source software for no cost, that we make publicly available the source code for any modifications we made or derivative works we created based upon, incorporating, or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. Additionally, if a third-party software provider has incorporated open source software into the software that we license from such provider, we could be required to disclose or provide at no cost any of our source code that incorporates or is a modification of such licensed software. If the author or other third-party distributor of the open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages and enjoined from the sale of our products and services that contained the open source software. Our use of external models, including third-party AI solutions, also introduces additional challenges, such as potential intellectual property disputes regarding model-generated outputs, dependence on external models whose terms or availability may change unexpectedly, quality control risks from algorithmic biases or inaccuracies and evolving regulatory requirements for AI deployment. Should these risks materialize, we may incur substantial compliance costs, face service disruptions, or need to rapidly modify our technology, any of which could adversely affect our operations and financial performance. Any of the foregoing could disrupt the distribution and sale of our products and services and harm our business.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. In addition, an independent registered public accounting firm for a public company may be required to issue an attestation report on the effectiveness of such company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and governments around the world may adversely affect our business, financial condition and results of operation.

The governments and public advocacy groups around the world have been increasingly focused on environment, social and governance (ESG) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be adversely effected.

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

In the opinion of Zhong Lun Law Firm, our PRC legal counsel, (i) the ownership structures of the VIEs in China and our WFOE comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between our WFOE, the VIEs and their respective shareholders governed by PRC law are legal, valid and binding, and do not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. Our holding company in the Cayman Islands, the VIEs and investments in our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with VIEs and, consequently, the business, financial condition, and results of operations of the VIEs and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs which contributed to 18.0% of our revenues in 2024. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

The imposition of any of these penalties would result in an adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIEs or our right to receive substantially all the economic benefits and residual returns from the VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIEs in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

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

If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to exercise control over the VIEs. However, the shareholders of the Consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs. If any disputes relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.” Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.

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

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—As the case in many other civil law jurisdictions, there are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.” Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the VIEs through the contractual arrangements, or how contractual arrangements in the context of a variable interest entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the variable interest entity contractual arrangements. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of the VIEs may have potential conflicts of interest with us, which may adversely affect our business and financial condition.

The shareholders of the VIEs may have potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have an adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our WFOE’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be adversely affected if the VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portion of our business if the VIEs go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIEs, the VIEs and their subsidiaries hold certain assets that are material to the operation of certain portion of our business, including intellectual property and premise. If the VIEs go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could adversely affect our business, financial condition and results of operations.

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

Meanwhile, the Implementation Rules to the Foreign Investment Law came into effect on January 1, 2020, which clarify and elaborate on the provisions of the Foreign Investment Law. However, uncertainties still exist in relation to interpretation and implementation of the Foreign Investment Law, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises, but it has a catch-all provision under the definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or rules of the State Council, so there is still a possibility for future laws, administrative regulations or provisions of the State Council to stipulate contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the Foreign Investment Law, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the Foreign Investment Law, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business, any of which may have a material adverse effect on our business operation. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the Foreign Investment Law, foreign investors and foreign-invested enterprises will be subject to legal liabilities if they fail to report investment information in accordance with the Foreign Investment Law. In addition, the Foreign Investment Law provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. The five-year transition period expired on December 31, 2024. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in Jurisdictions in which We Operate

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

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may adversely affect the value of your investment.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and 2023 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the CSRC promulgated a set of new regulations consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines which took effect on March 31, 2023 to regulate overseas securities offering and listing activities by domestic companies either in direct or indirect form. According to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and the Notice on Administrative Arrangement of Overseas Securities Offering and Listing of Domestic Companies issued by the CSRC on February 17, 2023, we are required to conduct filing with the CSRC in connection with our future issuances of our equity securities, such as shares, depository receipts, convertible bonds and exchangeable bonds to foreign investors and listings, and to submit reports to the CSRC for some material events such as change of control, and voluntary or mandatory delisting. For details, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Overseas Issuance and Listing of Securities by Domestic Enterprises.” We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us, and that to what extent the filing documents may satisfy the requirement of the CSRC. If it is determined in the future that additional filing requirement or approval from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing as well as any other related procedures, and any such approval obtained could be rescinded. Any failure to obtain or delay in obtaining such approval or completing filing or other such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

As the case in many other civil law jurisdictions, there are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

We conduct our business in China primarily through our PRC subsidiaries, the VIEs and their subsidiaries. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value, the PRC legal system, as the case in many other civil law jurisdictions, is evolving rapidly. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may in a manner impede our ability to enforce the contracts we have entered into and may adversely affect our business and results of operations.

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

We are a company incorporated under the laws of the Cayman Islands, we conduct a significant portion of our operations in China and a significant portion of our assets are located in China. In addition, some of our directors and senior executive officers reside within China for a significant portion of the time and some of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons abroad without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing in us as a Cayman Islands company.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have an adverse effect on our ability to conduct our business.

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

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As result, any regulation on currency exchange that effects the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us and the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us, may in a manner adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and the VIEs. We may make loans to our PRC subsidiaries and the VIEs subject to the approval or registration from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or record-filing on a timely basis, if at all, with respect to our future loans to our PRC subsidiaries or the VIEs or with respect to our future capital contributions to our PRC subsidiaries. If we fail to complete such registrations or record-filing, our ability to use the proceeds from our initial public offering and our ADS offering in April 2019 and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have an adverse effect on our results of operations and the value of your investment.

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

In addition, significant revaluation of the Renminbi may have an adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering and our ADS offering in 2019 into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

The PRC government imposes regulations on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in U.S. dollars, Euros and Renminbi. In 2024, we received a significant portion of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange by complying with certain procedural requirements. Specifically, under the existing exchange regulations, without prior approval of the State Administration of Foreign Exchange, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into a foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain approval of the State Administration of Foreign Exchange to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt, if any, in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion regulate access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and registrations as required under SAFE Circular 37 and Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment. As of the date of this annual report, our PRC resident shareholders, namely Wang Wayne Huang, Yunfen Lu, Meihui Fan, Bin Fan, Yi Zhang and Xiaojun Zhang, have completed all necessary registrations with the local branch of the State Administration of Foreign Exchange or qualified banks as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 and Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be adversely affected.

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

Risks Related to Our ADSs

Our ADSs may be delisted if the trading price of our ADSs fails to comply with the minimum price requirement of the NYSE.

On April 30, 2024, we received a letter from the NYSE notifying us that the trading price of our ADSs had fallen below the NYSE’s price criteria for continued listing, which is a minimum average closing price of US$1.00 over a consecutive 30 trading-day period.

Pursuant to NYSE rule 802.01C, once notified, an issuer must bring its share price and average share price back above $1.00 by six months following receipt of the notice, failing which the issuer may be subject to suspension and delisting procedures. An issuer can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period it has a closing share price of at least US$1.00 per ADS and an average closing share price of at least US$1.00 per ADS over the 30 trading-day period ending on the last trading day of that month.

On October 2, 2024, we received a letter from the NYSE confirming that we had regained compliance with the NYSE’s continued listing standards. However, there can be no assurance that we will be successful in maintaining compliance and our securities will remain listed on the NYSE. The delisting of our ADSs by the NYSE would have material negative impacts on the liquidity of our securities and our ability to raise future capital.

The trading price of our ADSs has fluctuated and is likely to be volatile, which could result in substantial losses to investors.

Since we first listed our ADSs on the New York Stock Exchange, or NYSE, on February 8, 2018, the trading prices of our ADSs have been and may continue to be subject to wide fluctuations. In 2024, the trading prices of our ADSs on NYSE have ranged from US$2.06 to US$7.84 per ADS.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	regulatory developments affecting us or our industry, customers or suppliers;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	product upgrade and obsolescence, and our ability to manage product transitions;
●	changes in the economic performance or market valuations of other smart wearables companies;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the online retail market;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	developments in patents or other intellectual property rights and litigation;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates among the RMB, the U.S. dollar and the Euro;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs;
●	sales or perceived potential sales of additional ordinary shares or ADSs;
●	geopolitical tensions in China, the North America, Europe and other significant markets where we offer our products and services; and
●	any actual or alleged illegal acts of our shareholders or management.

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

As of February 28, 2025, holders of our Class B ordinary shares held an aggregate of 117,208,247 Class B ordinary shares, which represent 51.0% of the total outstanding shares and 91.2% of total voting power of our outstanding shares. Therefore, our Class B ordinary shareholders have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our Memorandum and Articles contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our Memorandum and Articles contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected.

Our directors, officers and principal shareholders collectively control a significant amount of our shares, and their interests may not align with the interests of our other shareholders.

As of February 28, 2025, our officers, directors and principal shareholders collectively held 93.5% of total voting power. This significant concentration of share ownership and voting power may adversely affect or reduce the trading price of our ADSs because investors often perceive a disadvantage in owning shares in a company with one or several controlling shareholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring shareholders’ approvals, including electing directors and approving mergers or other business combination transactions. These actions may be taken even if they are opposed by our other shareholders. This concentration of share ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company.

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

We are a Cayman Islands company and a significant portion of our assets are located outside of the United States. A significant portion of our current operations are conducted outside of the United States. In addition, some of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024, which could subject U.S. investors in our ADSs or Class A ordinary shares to significant adverse U.S. income tax consequences.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

ITEM 4.              INFORMATION ON THE COMPANY

A.           History and Development of the Company

We are a global smart wearable and health technology leader. Since our inception in 2013, we have established a strong global presence, particularly in Europe and the U.S. To date, we have shipped over 200 million units of smart wearable devices and served more than 42 million users in over 90 countries.

In December 2013, we commenced our operations in China with a focus on developing, manufacturing and selling smart wearable devices. A year later, in December 2014, we incorporated Zepp Health Corporation, previously knowns as Huami Corporation, in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. On February 8, 2018, our ADSs commenced trading on the NYSE under the symbol “HMI.”

In February 2021, we, through Anhui Shunyuan Xinke Management Consulting Partnership (Limited Partnership), one of our subsidiaries in China, acquired 29.99% of the total outstanding shares of Jiangsu Yitong, a PRC company listed in Shenzhen Stock Exchange, for an aggregate consideration of US$144.89 million in cash to expand the healthcare ecosystem for Chinese market in the long term. The transaction was completed in February 2021. In May 2022, we, through Anhui Shunyuan Xinke Management Consulting Partnership (Limited Partnership), acquired another 0.01% of the total outstanding shares of Jiangsu Yitong for an aggregate consideration of US$35,238.

In February 2021, we rebranded ourselves from “Huami Corporation” to “Zepp Health Corporation” to emphasize our global recognition and expansion efforts. As part of this rebranding, we changed our trading symbol at the New York Stock Exchange from “HMI” to “ZEPP.”

Our branding journey started in September 2015 when we started to use the brand name “Amazfit” to market our products, followed by the launch of the “Zepp” brand in August 2020 to broaden our portfolio. In March 2022 and August 2022, we launched Zepp Clarity, a hearing aid solution, and Zepp Aura, a mindfulness app, using personalized AI-powered soundscape to help users sleep, rest, and focus better, respectively.

On September 16, 2024, we effected an ADS ratio change to adjust our ordinary share to ADS ratio from one ADS representing four Class A ordinary shares to one ADS representing 16 Class A ordinary shares.

Our principal executive offices are located at Edisonweg 44 - B08, 4207 HG Gorinchem, The Netherlands. Our telephone number is +31 (0)616 086 658. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.zepp.com. The information contained on our website is not a part of this annual report.

B.           Business Overview

We are a global smart wearable and health technology leader with operations in Europe, the U.S. and Asia. We empower users to achieve their well-being goals by optimizing their health, fitness, and wellness journeys through our leading consumer brands: Amazfit, Zepp Clarity, and Zepp Aura. Amazfit is a brand of smartwatches and wearables designed for various fitness levels and lifestyles; Zepp Clarity offers discreet, AI-powered hearing aids to combat hearing loss; and Zepp Aura provides personalized, AI-generated soundscapes to improve sleep and relaxation. Our mission is to empower individuals to take control of their well-being through intelligent healthcare tools, and to create a world where healthcare is a source of empowerment, inspiration, and joy for all.

Powered by our proprietary digital health management platform, which includes the Zepp OS, AI chips, biometric sensors, hardware, and specialized health data algorithms, we deliver cloud-based actionable insights and guidance 24/7 to help users achieve their health goals. We have also applied our AI expertise to emerging industrial medical imaging technologies delivering big data and analytics capabilities to support medical and diagnostics care service providers.

Since our inception in 2013, we have established a strong global presence, particularly in Europe and the U.S. To date, we have shipped over 200 million units of smart wearable devices and served more than 42 million users in over 90 countries. With outstanding craftsmanship, Amazfit smartwatches have won many design awards, including the iF Design Award and the Red Dot Design Award.

Our Products and Services

Our key product and service offerings include smart bands and smart watches, smart rings, smart scales, hearables, and Zepp Aura. In 2024, we shipped 4.0 million units of smart wearable devices.

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

We sell our own branded products under the Amazfit and Zepp brand names. Significant models include:

●	Amazfit lifestyle series, Balance, Active series, GTR, GTS and GT mini series;
●	Amazfit adventure series, T-Rex series;
●	Amazfit performance series, Falcon, and Cheetah series;
●	Amazfit essential series, Band 7, and Bip series; and
●	Zepp advanced smart watches, E and Z.

In the past, we have launched a number of successful smartwatches, such as Bip series and Balance series. In September 2024, we unveiled the Amazfit T-Rex 3 smartwatch at the IFA Berlin trade event. Designed for the modern explorer, the Amazfit T-Rex 3 combines military-grade durability, cutting-edge outdoor navigation features, and unparalleled battery life, making it the perfect companion for those who seek adventure in their everyday lives. In the first quarter of 2025, we launched Amazfit Active 2 smartwatch with a round 1.32-inch high-definition AMOLED display that can reach a peak brightness of 2,000 nits and Amazfit Bip 6 smartwatch, which features a sturdy aluminum alloy frame, 5 ATM water-resistance, and an impressive two-week battery life.

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

Earphone and Others

Smart ear buds, ear phones and other personal listening devices have become a fast-growing segment of the smart wearables industry in the last several years.

We introduced our first two smart hearable products, Amazfit PowerBuds and Amazfit ZenBuds, which incorporate true health monitoring and health benefits, in 2020. Amazfit PowerBuds is designed for listening use during exercise or outdoor activities, and provides heart rate monitoring and data sharing with our Zepp app. In 2021, we introduced a new smart hearable product, Amazfit PowerBuds Pro, an upgraded version of Amazfit PowerBuds featuring true wireless stereo with powerful multi-scenario, active noise cancellation and advanced health monitoring functions, including cervical vertebrae and hearing protection. In early 2022, we expanded into healthcare with Zepp Clarity One, our flagship smart hearing aid—an adjustable, discreet device supported by audiology professionals to ensure optimal user experience. In 2023, we added Zepp Clarity Omni, an over-the-ear model with six programmable settings, and Zepp Clarity Pixie, a highly durable invisible hearing aid with a titanium alloy casing and medical-grade silicone domes. In 2024, we launched Amazfit UP OWS (Open Wearable Stereo) earbuds, designed for outdoor safety by allowing users to hear ambient sounds clearly while enjoying music.

We introduced Amazfit Smart Scale in 2020, which tracks metrics for 16 key body heath indicators with high measurement accuracy, and recognizes family members sharing the same account to facilitate user experience.

In addition, we offer a selection of sportswear, home appliances and various smart watch accessories.

Zepp Aura

Zepp Aura is a real-time, personalized sound health solution available in over 60 countries, designed to improve sleep quality through AI-generated music, daily tips, and seamless integration with smart wearable devices. It uses data from smartwatches—such as heart rate and relaxation index—to adapt music compositions from a scientifically crafted rhythm library, creating therapeutic soundscapes that promote relaxation, focus, and better holistic health. Evolving beyond sleep support, Zepp Aura now offers comprehensive health management, including emotional regulation and sports performance optimization, delivering customized recommendations based on real-time data and long-term trends to serve as a reliable health partner for users.

Data Analytics Capability

We had approximately 20.9 million Mobile App MAUs as of December 31, 2024, contributing to a large data set for health related data analytics. Mobile App MAUs refer to monthly active users of our mobile apps, which are represented by the number of accounts that have been logged into on our mobile apps during a given calendar month. We calculate Mobile App MAUs by using internal company data that have not been independently verified, and it is possible that some users may have set up more than one account.

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

In September 2023, we agreed to transfer the technologies related to Huangshan-2/2S smart wearable chips to Whale Microelectronics Co., Ltd., a subsidiary of Jiangsu Yitong, an affiliate of our company, to further develop the next generation of Huangshan chipsets. For more details of the transfer of technologies, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Transactions with Related Parties.” Starting September 2024, we introduce Hangshan-3 chips, which were developed by an affiliate of our company, in all of our product lines, which will bring us benefits such as more efficient chip functions and integrated chip platform, and enable our smartwatch to have cutting-edge performance, reducing R&D complexity and cost.

BioTrackerTM Sensor Array

We develop our own proprietary biosensor array for our smart devices. Like the Huangshan chipset, we believe this provides significant development and cost competitive advantages for our company.

In October 2021, we introduced the third generation of our biosensor array, BioTrackerTM 3, into our smart watch products Amazfit GTS 3, Amazfit GTR 3 and Amazfit GTR 3 Pro. The BioTrackerTM 3 monitors blood oxygen level, heart rate, stress level and sleep quality, providing users with easy-to-use enhanced health and sports experience. In September 2022, our brand new smart watch products Amazfit GTS 4 and Amazfit GTR 4 debuted the fourth generation of our biosensor array, BioTrackerTM 4, which collects 33% more data and is more accurate than the previous generation. Combined with the upgraded heart rate tracking algorithm of the GT 4 series, the BioTrackerTM 4 could efficiently distinguish heart rate signal from that contaminated by various motion noises, which almost reaches the tracking level of heart rate belts. In September 2023, we announced our latest generation of biosensor array, BioTrackerTM 5, on Amazfit Balance and T-Rex 3. By taking advantage of deep learning and million minutes data, the BioTrackerTM 5 achieves world-leading accuracy of heart rate tracking algorithm. Powered by the energy-efficient Zepp OS 3.0, the enhanced dual-LED and 8PD biometric sensor can support vital health metrics for longer measurement time.

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

On February 26, 2024, we unveiled our latest version of wearable operating system, Zepp OS 3.5, which applies the cutting-edge large language models and comes with the groundbreaking GenAI service Zepp FlowTM, to facilitate a seamless connection between users and their devices all with just the voice, offering a refreshing experience with the language user interface embedded in our product portfolio. In the second quarter of 2024, we launched Zepp OS 4, a major leap in wearable tech by integrating OpenAI’s GPT-4, making Amazfit smartwatches more effective wellness companions.

The new Zepp OS provides a reliable and stable Bluetooth channel that seamlessly connects with smart phones, smart homes, other health devices and payment systems. We are also opening the Mini Program framework for developers, enabling them to create new apps that leverage the high-quality data and intelligence from our proprietary biosensor array and AI chip, creating a global open IoT ecosystem for smart wearable users. Through Bluetooth capabilities, Zepp OS supports numerous accessories, including body composition scale, body temperature, blood pressure monitor, heart rate monitor, cycling cadence & speed sensor, power meter, action camera, thermohygrometer, air quality monitor, and speaker, significantly enriching our hardware ecosystem. Our inclusive and innovative Zepp OS ecosystem has now launched over 445 mini apps with over 26 million downloads. In addition, we are constantly expanding our technology footprint to attract more users to join our Zepp OS ecosystem. For example, we hosted the third Zepp OS Global Online Hackathon, an event designed to bring together some of the most creative minds in the app development.

PumpBeatsTM Blood Pressure Measurement System

In July 2021, we introduced PumpBeatsTM, a non-invasive and sleeveless blood pressure measurement system on Amazfit smart watches, which enables both spot measurement during day time and continuous monitoring during sleep. Based on five years of technical research and employing our proprietary biosensor array and Huangshan AI chip, the PumpBeatsTM algorithm is able to measure blood pressure through the watch’s optical sensors in only 30 seconds. This feature provides users with easy, convenient, accurate readings anytime and anywhere throughout their busy day. PumpBeatsTM was first tested in Amazfit GTR 3 Pro introduced in October 2021 and undertaken clinical trial by Peking University First Hospital and Hefei High-tech Zone Cardiovascular Hospital in 2022. In 2023, our blood pressure measurement software, supported by the spot measurement capability of PumpBeatsTM, was certified by National Medical Products Administration as Class II medical devices. Subsequently, we integrated the certified software into our products launched in the Chinese market in 2024.

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

In 2024, we enhanced Zepp CoachTM with a Strength Training program designed to improve runners’ leg strength and overall performance. This program introduces a personalized, adaptive workout experience to build muscle strength and enhance running performance. It uses three core components: Goal Setting, Performance Estimation, and Training Navigation. Personalized plans are created based on user goals, experience, and available equipment. The algorithm uses Repetitions in Reserve (RIR) to track training intensity, ensuring optimal muscle growth with dynamic weekly and daily adjustments. The program follows a periodized structure with phases for muscle accumulation, intensity building, and performance realization. By integrating strength training into the Personal Health Navigation (PHN) ecosystem, users can boost leg strength, improve running efficiency, and achieve sustainable fitness progress.

Zepp and Zepp Life Mobile Apps

We mainly offer two mobile apps: our “Zepp Life” mobile app, formerly known as the “Mi Fit” mobile app, and our “Zepp” mobile app, formerly known as the “Amazfit” mobile app. Both of our mobile apps sync automatically with, and display real-time data from, our devices. They use charts and graphs to display analysis of the activity and biometric data collected from users. Our “Zepp Life” mobile app is designed with a focus on sports and fitness functions while our “Zepp” mobile app emphasizes functions relating to health. In October 2024, we launched the enhanced Zepp App 9. This latest app version is designed to deliver a more personalized health, wellness, and fitness experience, empowering Amazfit users worldwide to understand their health trends and make informed lifestyle decisions.

Since our inception in 2013, we have amassed a large user base. As of December 31, 2024, we had 376.8 million registered users of our mobile apps and 20.9 million Mobile App MAUs.

We developed our mobile apps to support and expand the functionalities of our smart wearable devices as a way to attract users and promote sales of our wearable devices. Backed by the Zepp OS architecture which benefits users from the comprehensive health insights to improve their health through “24/7 health monitoring,” we continue to provide innovative features and functionalities to users through our mobile apps. The Zepp App is a powerful, all-in-one health and fitness platform that transforms every Amazfit device into a personalized performance coach. Designed for fitness-minded individuals who want to train smarter, recover better, and live healthier, we deliver advanced insights across activity, sleep, heart rate, stress, readiness, and nutrition.

Data Technology

Our strong data technology is vital in enhancing the performance of our products and in further expanding their applications, as well as in enhancing our various data-enabled services.

Data Sources and Storage

Our big data storage system stores and processes a massive amount of multi-dimensional user data, including activity data and biometric data, which serves as the foundation of our big data technology. Based on the foregoing two types of data, we are able to derive additional personal data such as calories burned, BMI, body fat composition, heart health index, personal activity index and even calculate the likelihood of certain heart diseases. Additionally, we store and process user interaction voice data to evaluate and fine-tune a Natural-Language User Interface (LUI). This facilitates a seamless connection between users and their devices, allowing for natural, uninterrupted interaction through Zepp Flow. We also collect and analyze software and hardware error data and product defects data to optimize our products.

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

Data Privacy and Protection

We consider the protection of the personal privacy of each of our users to be of paramount importance. We think it is crucial that our users understand how we handle their information so that they can make informed choices in deciding how such information is used and shared. In 2021, we obtained the ISO/IEC 27001 information security management system certification, which was renewed in 2024.

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

With the consent of our users, we allow certain social network platform to import certain activity data into their platforms so that our users can utilize certain interactive functions offered on these social networks. In addition, our users can also import their data to third-party apps such as Apple Health Kit and Google Fit to obtain the data analytic services provided by them. Users can revoke their consent to share data with third parties at any time using their “Zepp Life” or “Zepp” account settings or the account settings on such third parties’ platforms. If users choose to share their data with a third party, the data is governed by the privacy policy of the third party. We do not distribute or share with third parties our users’ personal data to other companies for advertising or any other purposes.

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

As of December 31, 2024, our total research and development staff consisted of 467 employees. Our global research and development team supports the design and development of our new products. Our research and development team is comprised of electrical engineers, mechanical engineers, computer scientists and mobile app developers. The team is further divided into four subgroups, including algorithms and AI, software engineering, hardware engineering and third-party service integration.

Algorithms and AI

Our algorithms and AI team is responsible for developing and refining our proprietary, artificial intelligence-based, computational algorithms, and leveraging the latest technology in artificial intelligence for applications in our products and services. Our algorithms and AI team creates our robust proprietary software, establishing an enterprise-level platform to deliver an integrated suite of capabilities for data management, machine learning and advanced analytics. After data anonymization, this platform enables us to better serve and create value for our users and design innovative products and services. Our algorithms and AI team has developed a vibrant ecosystem around our platform, and has been building a growing range of applications on our platform, including the following:

●	Sleep monitoring. Currently most sleep disorders can only be diagnosed in laboratories and hospitals. We are collaborating with Stanford Center for Sleep Sciences and Medicine to execute a clinic study of verifying the capability to diagnose sleep disorders through consumer electronics and wearable technologies.
●	Readiness. Our advanced readiness algorithm accurately measures energy depletion and recharging, providing insights into physical and mental recovery. By integrating sleep data, exertion levels, and key health metrics, it offers an estimate of user’s body energy levels. This innovative approach helps users optimize performance, recovery, and overall health.
●	Sports and fitness. We are developing algorithms to synthesize a wide variety of users’ daily activity data to understand users’ daily routines and habits and build our recommendation model accordingly through machine learning. Additionally, we also have developed the AI algorithms to recognize the daily workout or exercise, such as walking, running, cycling, rowing and elliptical training to automatically record the workout for users, and provided AI-powered tailored guidance based on the user’s physical characteristics and workout experience level through the smart coaching solution Zepp CoachTM. Once the recommendation model is set up, we will be able to provide users with recommendations, such as exercise duration and intensity, running posture and foot posture, to help them train safely and build better fitness habits. We can also make personalized activity recommendations to help users achieve their fitness goals, such as weight loss, and with the AI Chat feature provided on Zepp CoachTM, users are able to request specific advice which can scientifically improve their sports performance.
●	Biometrics. We are dedicated to developing AI-powered algorithms that are capable of monitoring various health parameters, including real-time heart rates, heart rate variability, arrhythmia (including atrial fibrillation), blood oxygen SpO2, blood pressure, and body temperature variation. These advanced algorithms leverage the bio-sensors integrated into our wearable devices to provide accurate health data.

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

The key components of our products typically include Bluetooth Low Energy (BLE) system-on-chip, PPG sensor, flash memory, gravity sensor, battery and screen. Based on the specific product requirements, some of the key components, such as BLE system-on-chip we utilize, is currently procured from a number of sources of supply. The remaining key components of our products are generally procured from two to three suppliers. Main chips and many sensors are primarily supplied by our invested company, Jiangsu Yitong, which enables us to have advanced wearable chip and sensor technology, stable chip supply and efficient cost.

We believe that outsourcing the manufacturing of our products enables greater scale and flexibility at lower costs than establishing our own manufacturing facilities. We outsource the manufacturing of our products to a number of contract manufacturers. We assign the production of our products to a number of corresponding manufacturers. Our manufacturers produce our products using design specifications and standards that we establish. We have strengthened our global manufacturing capabilities starting in 2023. Currently, we supply markets outside North America from China and the North American market from Vietnam. In the medium to long term, we will also explore other sourcing options to further optimize our supply chain and potentially minimize our costs and risks.

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

Sales, Branding and Marketing

Since September 2015, we have started to use the brand name “Amazfit” to market our products. In August 2020, we introduced a new brand name, “Zepp”. Since 2020, we have engaged in various marketing and branding activities to promote our Amazfit brand and Zepp brand. For example, in 2021, we promoted our Amazfit products sold in China as Chinese characters “跃我” and promoted a slogan “up your game.” In 2023, we collaborated with several renowned marathon runners Dean Karnazes, Edyta Lewandowska and Hendrik Pfeiffer for the launch of Amazfit Cheetah Pro, our premium running watch, to help build our thriving user community in the sports and outdoor sectors. In 2024, we expanded the number of our Amazfit athletes by partnering with Gabby Thomas, a three-time Olympic gold medalist, Jasmine Paolini, an Olympic gold medalist, Bea Gonzalez, a professional padel player, Hunter McIntyre, a three-time HYROX world champion, and Meg, a HYROX world champion, among others. In August 2024, we commenced a two-year partnership with HYROX, the World Series of Fitness Racing, aiming to aid athletes’ training regime, and unlock further potential by providing a sophisticated, yet user- friendly, solution for 24/7 health and fitness monitoring. In addition, we adopted an insights-backed brand refresh with a brand new vision, mission and story, and optimized our website to better communicate with potential customers on our milestones and product portfolio. We seek to further increase our brand awareness by expanding our marketing efforts, strengthening our competitive differentiation, and providing our users with consistent and high quality products.

Our products are sold via both online and offline channels. In terms of online platforms, we operate storefront on e-commerce platforms and directly selling to certain of these e-commerce platforms who subsequently distribute to end users. For our offline network, we work with well-established distributors to create points of purchase at their retail stores. In addition, as a global company, we manufacture localized versions of our products specifically tailored for sales and distribution in various international markets. In 2023, we expanded international sales and marketing channels for our Amazfit products and Zepp products on our own, and we plan to keep doing so in the foreseeable future.

Customer Service

User experience is a key focus for our business. We strive to provide personalized support for our users, including support from live customer service representatives.

The first point of contact for customer service inquiries is our self-service “Feedback” function embedded in our mobile apps. Our “Feedback” feature works 24/7 to collect complaints from our users. Representatives of our distribution channels, especially those that manage our e-commerce channels, also provide customer services to users who purchased our products through their channels during normal working hours. These representatives are required to complete mandatory training on product knowledge, complaint handling and communication skills. In addition, we also maintain a call center to provide support to our users.

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

As of February 28, 2025, we had obtained 653 patents and had submitted 219 additional patent applications. Our issued patents will expire between 2025 and 2049. As of February 28, 2025, we had registered 2,350 trademarks and had submitted 162 additional trademark applications. Our registered trademarks will expire between 2025 and 2038 but can be renewed. As of February 28, 2025, we had obtained 79 software copyrights.

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

We believe that the principal competitive factors impacting our industry include:

●	brand recognition;
●	breadth of product offerings;
●	functionality;
●	sales and distribution;
●	data accuracy;
●	sensor technology and algorithms;
●	user services; and
●	pricing.

We believe we can compete favorably with our competitors on the basis of these factors. We believe we have one of the largest accumulative registered user bases in the global wearable devices industry as a result of our large shipment volume. The large amount of data we collect from our user base allows us to continually improve our proprietary algorithms to enhance the performance of our products. We plan to establish our own brands as lifestyle brands by consistently introducing innovative products that offer increasingly rich premium services and functionalities for our products. We primarily expand sales channels for our Amazfit products and Zepp products on our own, both in China and globally.

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

Corporate Governance

We have established an environmental, social and governance communications and management mechanism to comprehensively protect the environment, benefit the society and improve our corporate governance. As a vital part of our company, our management and directors contribute their insights into the strategic decision-making process, by drawing on their own gender perspective and diversified background. Our board is composed of highly reputable members. We have also established a Privacy and Ethics Committee and appointed Mr. Hongjiang Zhang as the chair, who has been selected as an international member of the U.S. National Academy of Engineering.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020. The Foreign Investment Law, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition. The Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—As the case in many other civil law jurisdictions, there are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

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

Regulation on Consumer Protection

In the United States, we are subject to federal and state laws and regulations regarding consumer protection. The Federal Trade Commission, or the FTC, establishes regulations and institutes enforcement proceedings with respect to consumer protection and data privacy, including activities on the internet. The FTC monitors and identifies practices that may be unfair or deceptive, including those that compromise privacy and consumer welfare, by examining, among other things, whether consumers are notified regarding the type of consumer data being collected and how such data will be used and stored. The FTC creates policies and brings enforcement actions to halt practices that it deems unfair or deceptive. The FTC has expressed particular interest in the mobile environment and companies that collect sensitive data. Although much of the FTC’s focus is on consumer protection, the FTC has conducted numerous discussions on mobile and internet advertising privacy practices and may pursue more rigorous privacy regulation, possibly including regulation of non-identifiable data which could, in combination with other information, become personal data. Such increased regulation may impact our business.

Additionally, the U.S. Consumer Product Safety Commission, or CPSC, regulates product safety under the Consumer Product Safety Act, the Consumer Product Safety Improvement Act, the Federal Hazardous Substances Act, and other laws enforced by the CPSC. These statutes and the related regulations establish safety standards and bans for consumer products. The CPSC monitors compliance of consumer products under its jurisdiction through market surveillance and has the authority to conduct product safety related inspections of establishments where consumer products are manufactured, held, or transported. The CPSC has the authority to require the recall of non-compliant products or products containing a defect that creates a substantial risk of injury to the public. The CPSC may seek penalties for regulatory non-compliance under certain circumstances.

In the European Union, the Digital Services Act, which is known as the DSA, came into force on November 16, 2022. The majority of the substantive provisions took effect or will take effect between 2023 and 2024. These provisions will govern, among other things, potential liability for illegal products on online platforms as well as obligations around traceability of merchants/business users and require enhanced transparency measures including in relation to any recommendation systems used to present product options to a user. In particular, if an online platform presents information about products in a way that would lead an average consumer to understand the product is provided by the platform directly, rather than by a third-party merchant, the platform may be liable directly under consumer protection law. Further, the DSA contains general requirements that user interfaces may not deceive or manipulate users which are yet to be clarified further by guidance. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider to comply with the DSA. In addition, the European Union’s Market Surveillance Regulation, which took effect in July 2021, placed new obligations on certain e-commerce platforms and was designed to reduce the availability of non-compliant products in the European Union when offered by sellers outside of the region that either had or did not have an appointed authorized product compliance representative in Europe.The PRC Consumer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers. The amended PRC Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers.

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

Patents

Pursuant to the PRC Patent Law, amended on October 17, 2020 and its implementation rules, last amended on December 11, 2023, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, and design patents are valid for fifteen years and utility model patents are valid for ten years from the date of application.

The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first.

Patents in China are filed with the China National Intellectual Property Administration.Article 19 of the PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the China National Intellectual Property Administration for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the China National Intellectual Property Administration has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China.

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

As of February 28, 2025, we had 663 patents granted and 219 patent applications pending worldwide.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of February 28, 2025, we owned 2,350 registered trademarks in different applicable trademark categories and were in the process of applying to register 162 trademarks worldwide.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages.

Software Copyright Law

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and latest amended on January 30, 2013, the National Copyright Administration issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, exclusive licensing contract registration and transfer contract registration. As of February 28, 2025, we had registered 79 computer software copyrights.

Regulation on Domain Name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology, effective on November 1, 2017. The Ministry of Industry and Information Technology is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which China Internet Network Information Center is responsible for the daily administration of CN domain names and Chinese domain names. The registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure, file a suit to the People’s Court or initiate an arbitration procedure. As of February 28, 2025, we had registered 37 domain names.

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

Regulation on Radio Transmission Equipment

The Regulations on Radio Administration of the PRC jointly issued by the State Council and the Central Military Commission on November 11, 2016 and effective on December 1, 2016, provide requirements concerning verification and approval of the models of radio transmission equipment. On December 22, 2022, the Ministry of Industry and Information Technology promulgated the Provisions on the Administration of Radio Transmission Equipment, which took effect on July 1, 2023. On May 20, 2024, the Ministry of Industry and Information Technology promulgated the Measures for the Supervision and Inspection of Radio Transmission Equipment, which took effect on September 1, 2024. Pursuant to these regulations and provisions, except for micro-power short-range radio transmission equipment, whoever manufactures or imports other radio transmission equipment for sales or use on the domestic market shall apply to the State Radio Administration for model verification and approval. Whoever manufactures or imports radio transmission equipment that has not obtained model verification and approval for sales or use on the domestic market shall be ordered by the radio administration to make correction and subject to fines. To comply with these laws and regulations, we have obtained the necessary Radio Transmission Equipment Type Approval Certificates for all of our products manufacturing and selling in the PRC.

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

In addition, on July 7, 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022 and require that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. On March 22, 2024, the Cyberspace Administration of China promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, which introduces key regulatory adjustments including expanded exemptions for non-sensitive data in scenarios such as international trade and cross-border logistics. These regulations provide four circumstances, under any of which data processors shall apply to the national cyberspace administration for security assessment of cross-border data transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient contain important data collected and generated by data processors; (ii) where the data to be transferred to an overseas recipient are important data or personal information collected and generated by operators of critical information infrastructure; (iii) where the personal information of more than 1 million individuals or sensitive personal information of more than 10,000 individuals are transferred overseas accumulatively since January 1 of the previous year; or (iv) other circumstances under which security assessment of cross-border data transfer is required as prescribed by the national cyberspace administration.

On September 24, 2024, the PRC State Council promulgated the Regulations on the Administration of Cyber Data Security, which took effect on January 1, 2025. The regulations introduce dynamic criteria for defining “important data” based on sector-specific risks and regional factors, and refine cross-border data transfer rules by adding exemptions for scenarios such as the fulfillment of legal obligations. Notably, it establishes a tiered supervision framework where provincial authorities verify important data classifications, and mandates real-time reporting of security incidents involving national interests within 24 hours, and data processors shall, in accordance with relevant state provisions, apply for national security review when carrying out data processing activities that affect or may affect national security.

Regulation on Data Privacy

In the United States, we are subject to federal and state laws and regulations regarding data privacy and protection. U.S. rules and regulations governing data privacy and security include those promulgated under the authority of the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, California’s California Consumer Privacy Act of 2018 (“CCPA”) and California Privacy Rights Act of 2020 (“CPRA”), and other state and federal laws relating to privacy, consumer protection, and data security. The CCPA and CPRA contain requirements regarding the handling of personal information of California consumers and households, including compliance and record keeping obligations, the right of individuals to request access to and deletion of their personal information, and the right to opt out of the sale and other uses of their personal information, and provides a private right of action and statutory damages for data breaches. State laws are changing rapidly as other states in the United States have adopted or are considering adopting similar laws. There is also discussion in Congress of a new comprehensive federal data protection law to which our U.S. operations would become subject if it were enacted.

All U.S. states have enacted legislation that addresses certain aspects of data privacy. Much of such legislation focuses on notification to data subjects and regulators in the event of a data breach, but as privacy becomes more of a focus for both regulators and the general public, many states have amended their original data-breach legislation to address a broader scope of personal information and to impose additional requirements on companies in the event of a data breach. This patchwork of legislation and regulations regarding security, privacy and data protection may give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights with respect to personal data than federal or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts.

In the European Union and the United Kingdom, we are also subject to laws and regulations regarding data privacy and protection. These include the European Union General Data Protection Regulation, known as the EU GDPR. In the United Kingdom, we are subject to the United Kingdom General Data Protection Regulation and Data Protection Act 2018, known as the UK GDPR, which is substantially similar to the EU GDPR. These laws establish requirements applicable to the processing of personal data, create new data protection rights for individuals and impose penalties for serious data breaches. Individuals also have a right to compensation under these laws for financial or non-financial losses. Failure to comply with the EU GDPR or the UK GDPR can result in significant monetary penalties, regulatory investigations, reputational damage, orders to cease or change our data processing activities, enforcement notices, assessment notices (for a compulsory audit), or civil claims (including class actions).

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

In addition to the aforementioned general rules, the PRC Personal Information Protection Law also introduces the rules for processing sensitive personal information, including biometrics, religious beliefs, specific identities, medical health, financial accounts, and whereabouts, as well as personal information of minors under the age of fourteen. Personal information processors can process sensitive personal information only if they have obtained separate consent from individual for processing sensitive personal information, have a specific purpose and sufficient necessity, and take strict protective measures. In addition, the law provides rules for cross-border provision of personal information. In particular, it is provided that the operators of critical information infrastructures and the personal information processors that process personal information up to the number prescribed by the national cyberspace administration shall store personal information collected and generated within the PRC. If it is really necessary to provide such personal information overseas, they shall pass the security assessment organized by the national cyberspace administration, except as otherwise stipulated by laws, administrative regulations and the national cyberspace administration. Any processor in violation of this law may be subject to administrative penalties including rectifications, warnings, fines, confiscation of illegal gains, suspension of the apps illegally processing personal information or suspension of the relevant business, revocation of business operation permits or business licenses, civil liabilities or even criminal liabilities. The directly responsible personnel in charge and other directly responsible personnel may be imposed with fines and prohibited from serving as directors, supervisors, senior management personnel and personal information protection officers of related companies within a certain period of time.

To comply with these laws and regulations, we have required our users to consent to our collecting and using their personal information, and established information security systems to protect users’ privacy.

Regulation on Employment

The Labor Law of the PRC, latest amended on December 29, 2018, the PRC Labor Contract Law, latest amended on December 28, 2012 and the Implementing Regulations of the Employment Contract Law, effective on September 18, 2008, provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

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

We have employees in California, U.S. Employees in California are generally deemed to be employees at will, meaning they can be terminated or the terms and conditions of their employment can be altered for any reason or no reason, absent a contractual arrangement that alters the employment at-will status. Broadly, we are obligated to comply with applicable California employment-related laws and regulations, including wage and hour standards, anti-discrimination, anti-harassment, and anti-retaliation prevention, whistleblower protection, and state laws on restrictive covenants on confidential information, invention assignment, non-competition and non-solicitation.

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

There are various labor-related laws in Japan, including the Labor Standards Act (Act No. 49 of April 7, 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of June 8, 1972, as amended), and the Labor Contracts Act (Act No. 128 of December 5, 2007). The Labor Standards Act regulates, among other things, minimum standards for working conditions, such as working hours, leave periods, and leave days. The Industrial Safety and Health Act requires, among other things, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and working rules, and dismissal and disciplinary action.

Regulation on Tax

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, latest amended on December 29, 2018, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

The PRC Enterprise Income Tax Law and its implementation rules which was latest amended on April 23, 2019, permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.

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

On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform to further lower value-added tax rates, which took effect on April 1, 2019 and prevails in case of any conflict with existing provisions. According to the announcement, (i) for general VAT payers’ sales activities or imports, the VAT rate is adjusted to 13% or 9%, respectively; (ii) for the exportation of goods or labor services, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities, the export refund rate is adjusted to 9%.

On December 25, 2024, the Standing Committee of the National People’s Congress of China promulgated the Value-added Tax Law, which will take effect on January 1, 2026. The Value-added Tax Law consolidates China’s VAT system into a unified legal framework, maintaining the current three-tier VAT rates (13%, 9%, and 6%) while introducing key reforms to enhance compliance and adapt to economic needs, and also clarifies small-scale taxpayer thresholds (annual sales under RMB 5 million) and modernizes administration by promoting e-invoices and allowing residence-based tax filings. These changes aim to balance tax neutrality with anti-avoidance measures, reflecting China’s commitment to aligning its fiscal system with OECD consumption tax principles.

PRC Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law of the PRC and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the China-HK Taxation Arrangement, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. In February 2018, the State Administration of Taxation issued the Announcement on Issues concerning Beneficial Owners in Tax Treaties, or Circular No. 9, effective on April 1, 2018, to replace the previous regulations. Circular No. 9 provides a more elastic guidance to determine whether the applicant engages in substantive business activities. Furthermore, the State Administration of Taxation issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits on October 14, 2019, which became effective on January 1, 2020. The announcement further simplified the procedures for enjoying treaty benefits. According to the announcement, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, where a non-resident taxpayer assesses itself and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. In addition, according to a tax circular issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Although our WFOE is currently wholly owned by Hong Kong Zepp Holding Limited, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

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

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, the State Administration of Foreign Exchange issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines. Pursuant to SAFE Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of the State Administration of Foreign Exchange in connection with their direct or indirect offshore investment in an overseas special purpose vehicles, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with the State Administration of Foreign Exchange when there is a change to the basic information of the special purpose vehicles, such as changes of a PRC resident individual shareholder, the name or operating period of the special purpose vehicles, or when there is a significant change to the special purpose vehicles, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the special purpose vehicles, or any share transfer or exchange, merger, division of the special purpose vehicles. Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

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

The new set of regulations and supporting guidelines promulgated on February 17, 2023 apply to overseas securities offering and listing activities by domestic companies, the “securities” under these regulations and guidelines refer to equity shares, depository receipts, corporate bonds convertible to equity shares and other equity securities. Both direct and indirect overseas securities offering and listing by domestic companies will be regulated, of which the latter refers to overseas offering and listing by a company in the name of an overseas incorporated entity, whereas the company’s major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis.

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

On February 24, 2023, the CSRC, the National Administration of State Secrets Protection, the National Archives Administration of China and the Ministry of Finance jointly promulgated the Provisions on Strengthening the Confidentiality and Archives Administration Related to Overseas Issuance and Listing of Securities by Domestic Enterprises, which came into effect on March 31, 2023, together with the set of regulations and supporting guidelines promulgated on February 17, 2023. The provisions aim to develop a gatekeeping mechanism in provision of information by domestic enterprises to the relevant securities companies, securities service institutions, overseas regulatory authorities or other entity or individual, so as to prevent sensitive information from leakage and prescribe protective protocols for any residual sensitive information that still has to be provided. The provisions apply to both domestic issuer applying to or having completed direct overseas offering or listing and domestic operating entity of the issuer applying to or having completed indirect overseas offering or listing.

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

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Risks Related to Doing Business in Jurisdictions in which We Operate—As the case in many other civil law jurisdictions, there are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

D.           Property, Plant and Equipment

Our principal executive offices are located in Netherlands. We also maintain offices in Asia, North America and Europe. As of December 31, 2024, we owned and leased the office building worldwide with an aggregate floor area of approximately 19,104 square meters. Our research and development facilities, including those for hardware engineering, structure design and mobile app development, and our management and operations facilities, including those for accounting, supply chain management, quality assurance and customer services, are located in China. We have sales and marketing, communication and business development personnel at our office in Beijing and supply chain management and factory management personnel at our office in Shenzhen. We also have research and development personnel who are responsible for biometric ID design and frontier technology at our office in Milpitas, sales and marketing personnel responsible for our sales in the United States at our office in Costa Mesa, and sales operation center responsible for our sales in Europe located in Poland.

We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

Historically, we presented our financial results in Renminbi. Starting from the second quarter of 2024, we changed our reporting currency from Renminbi to U.S. dollars, to reduce the impact of increased volatility of the Renminbi to U.S. dollars exchange rate on our reported operating results. Since our products sales is more heavily exposed to U.S. dollar or quasi-U.S. dollar denominated markets, we believe changing the reporting currency to US$ will more accurately reflect our performance and underlying nature of our operations. We have applied the change of reporting currency retrospectively to our historical results of operations and financial statements included in this annual report.

A.           Operating Results

Key Factors Affecting Our Results of Operations

Increase of brand recognition and sales of our products

Our results of operations depend significantly on our ability to increase sales of our products. One of our key growth strategies to increase sales of our products is to enhance the brand recognition for our products. To achieve the goal, we have engaged in a variety of marketing and brand promotion campaigns around the world. In particular, we have expanded the Amazfit athletes team by onboarding high-profile Athlete Ambassadors, including five-time Olympic medalist Gabby Thomas and Italian tennis professional Jasmine Polini. Additionally, we are enhancing our partnership with HYROX, with plans to introduce more advanced HYROX products and features. These strategic collaborations have increased confidence among key offline retail partners in the US and Europe. This development is expected to drive our growth in the future.

Expansion into the international markets

International expansion represents a significant opportunity to further grow our business. Since our inception in 2013, we have established a strong global presence, particularly in Europe and the U.S. To date, we have shipped over 200 million units of smart wearable devices and served more than 42 million users in over 90 countries.

We are actively building our own distribution network and promoting our brand in diverse international markets. As a global company, we manufacture localized versions of our products specifically tailored for sales and distribution in various international markets.

Looking ahead, we will continue to expand our distribution network, launch new products suitable for local markets. We believe that our expansion into selected international markets will not only drive our revenue growth but also enhance our brand awareness.

Our research and development of innovative products and services

Our ability to increase sales volume depends on our ability to innovate in design and technology and offer products that meet our users’ demand. We have a diversified product portfolio that caters to the various demands of our users and addresses different scenarios. We have dedicated and will continue to dedicate significant research and development efforts in developing innovative products and services. For the years ended December 31, 2022, 2023 and 2024, research and development expenses accounted for 42.8%, 41.9% and 39.3% of our total operating expenses and 12.6%, 14.6% and 25.3% of our revenues, respectively. Our future success is significantly dependent on our ability to continually launch new products and services that are popular among consumers, particularly relative to those offered by our competitors. The popularity of our products and services in turn affects users’ engagement on our platform, the data of which form a critical foundation of our research and development efforts.

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

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

We generate substantially all of our revenues from sales of smart wearable devices. We also generate a small amount of our revenues from our subscription-based services. Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for the goods or services. We recognize revenue, net of estimated sales returns and value-added taxes.

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

	Years Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Summary of Consolidated Statements of Operating Data:
Revenues(1)	613,641	100.0	352,860	100.0	182,603	100.0
Cost of revenues(2)	494,784	80.6	260,502	73.8	112,369	61.5
Gross profit	118,857	19.4	92,358	26.2	70,234	38.5
Operating expenses:
Research and development(3)	77,296	12.6	51,503	14.6	46,159	25.3
General and administrative(3)	35,109	5.7	26,778	7.6	24,854	13.6
Selling and marketing(3)	68,309	11.1	44,527	12.6	46,471	25.4
Total operating expenses	180,714	29.4	122,808	34.8	117,484	64.3
Operating loss	(61,857)	(10.1)	(30,450)	(8.6)	(47,250)	(25.9)
Realized gain from investments	84	0.01	109	0.03	—	—
Interest income	1,818	0.3	3,089	0.9	3,672	2.0
Interest expenses	(8,444)	(1.4)	(6,752)	(1.9)	(5,552)	(3.0)
Gain from fair value change of long-term investments	8,051	1.3	213	0.1	2,011	1.1
Impairment loss from long-term investments	(2,000)	(0.3)	(313)	(0.1)	(10,129)	(5.5)
Other income/(expenses), net	6,454	1.1	(525)	(0.1)	(656)	(0.4)
Loss before income tax and income/(loss) from equity method investments	(55,894)	(9.1)	(34,629)	(9.8)	(57,904)	(31.7)
Income taxes benefit/(provision)	9,865	1.6	2,430	0.7	(13,693)	(7.5)
Loss before income/(loss) from equity method investments	(46,029)	(7.5)	(32,199)	(9.1)	(71,597)	(39.2)
Income/(loss) from equity method investments	2,683	0.4	1,113	0.3	(4,211)	(2.3)
Net loss	(43,346)	(7.1)	(31,086)	(8.8)	(75,808)	(41.5)

Notes:

(1)	Includes US$253.8 million, US$92.0 million and US$11.0 million with related parties for the years ended December 31, 2022, 2023 and 2024, respectively.
(2)	Includes US$208.0 million, US$82.2 million and US$9.4 million resulting from related parties sales for the years ended December 31, 2022, 2023 and 2024, respectively.
(3)	Share-based compensation expenses were included in operating expenses. Our share-based compensation expenses were the result of our grants of options, restricted shares and restricted share units under our share incentive plans to our employees.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues decreased by 48.3% from US$352.9 million for the year ended December 31, 2023 to US$182.6 million for the year ended December 31, 2024. The decrease in total revenues mainly resulted from an 88.0% decline in the sales of Xiaomi wearable products. In 2024, Amazfit-branded products accounted for 94.0% of our total revenues, compared with 73.9% in 2023. Sales of our Amazfit-branded product decreased by 34.2% as compared with 2023. This was mainly because in 2024 we only have one new product, the Amazfit T-Rex 3, which was launched by the end of third quarter of 2024.

Cost of revenues

Our cost of revenues decreased by 56.9% from US$260.5 million for the year ended December 31, 2023 to US$112.4 million for the year ended December 31, 2024. The decrease was primarily in line with the decrease in the sales of our products.

Gross profit

Our gross profit decreased by 24.0% from US$92.4 million for the year ended December 31, 2023 to US$70.2 million for the year ended December 31, 2024. The decrease was mainly driven by decrease in the sales of our products, but partially offset by increasing of gross margin. Gross margin in 2024 was 38.5%, 12.3 percentage points higher than 26.2% in 2023. The higher gross margin of Amazfit-branded products was very much driven by the product mix, especially higher gross margin of newly launched products.

Research and development expenses

Research and development expenses decreased by 10.4% from US$51.5 million for the year ended December 31, 2023 to US$46.2 million for the year ended December 31, 2024. The decrease was as a result of our refined research and development approaches, as we consistently evaluated resource efficiency to ensure maximum return on investment and productivity. We are committed to investing in new technologies and AI to maintain our competitive edge against our peers.

General and administrative expenses

General and administrative expenses decreased by 7.2% from US$26.8 million for the year ended December 31, 2023 to US$24.9 million for the year ended December 31, 2024, primarily due to strict administrative expense control.

Selling and marketing expenses

Selling and marketing expenses increased by 4.4% from US$44.5 million for the year ended December 31, 2023 to US$46.5 million for the year ended December 31, 2024. The increase was primarily due to the launch of various marketing campaigns for our products, as well as the expansion of our Amazfit Athletes team by partnering with renowned athletes to build brand recognition. In addition, we consistently pushed on retail profitability and channel mix improvement, which included meticulous refinement of our retail channels and strategic staffing arrangements across sales regions. We are committed to investing efficiently in marketing and branding to ensure our sustainable growth.

Operating loss

As a result of the factors set out above, we recorded an operating loss of US$30.5 million for the year ended December 31, 2023, and an operating loss of US$47.3 million for the year ended December 31, 2024. The loss was mainly due to lower sales volume, which resulted in an inability to fully cover operating expenses.

Interest income

Interest income represents interest earned on bank deposits. We had interest income of US$3.1 million for the year ended December 31, 2023 and US$3.7 million for the year ended December 31, 2024.

Interest expenses

Interest expense represents interest charges for bank borrowings. We had interest expense of US$6.8 million for the year ended December 31, 2023 and US$5.6 million for the year ended December 31, 2024.

Other expenses, net

We had other expenses of US$0.5 million for the year ended December 31, 2023 and other expenses of US$0.7 million for the year ended December 31, 2024.

Income taxes benefits/(expenses)

We recorded income taxes benefit in the amount of US$2.4 million for the year ended December 31, 2023, as compared to income taxes expenses in the amount of US$13.7 million, primarily result from valuation allowance for deferred tax assets, for the year ended December 31, 2024.

Net loss attributable to Zepp Health Corporation

As a result of the foregoing, we recorded a net loss of US$31.0 million for the year ended December 31, 2023, and a net loss of US$75.7 million for the year ended December 31, 2024. We recorded income tax impacts of US$13.7 million (primarily resulting from valuation allowance for deferred tax assets) and net investment results of US$12.3 million (including impairment loss from investments, loss from equity method investments, and gain from fair value change of long-term investment), both are non-cash in nature.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues decreased by 42.5% from US$613.6 million for the year ended December 31, 2022 to US$352.9 million for the year ended December 31, 2023. The decrease was primarily resulted from a 63.7% decline in the sales of Xiaomi Wearable Products.

Cost of revenues

Our cost of revenues decreased by 47.4% from US$494.8 million for the year ended December 31, 2022 to US$260.5 million for the year ended December 31, 2023.

Gross profit

Our gross profit decreased by 22.3% from US$118.9 million for the year ended December 31, 2022 to US$92.4 million for the year ended December 31, 2023. The decrease was mainly driven by the decrease in the gross profit for sales of Xiaomi Wearable Products, partially offset by the increase in the gross profit for sales of our self-branded wearable products.

Research and development expenses

Research and development expenses decreased by 33.4% from US$77.3 million for the year ended December 31, 2022 to US$51.5 million for the year ended December 31, 2023, primarily due to a decrease of US$26.8 million in expenses as we refined our research and development approaches to consistently evaluate resource efficiency to ensure maximum return on research and development activities in 2023, partially offset by a decrease of US$4.6 million in government subsidies that we received in 2023.

General and administrative expenses

General and administrative expenses decreased by 23.7% from US$35.1 million for the year ended December 31, 2022 to US$26.8 million for the year ended December 31, 2023, primarily due to a decrease of US$5.7 million in salary and benefits as we implemented strict expense control measures.

Selling and marketing expenses

Selling and marketing expenses decreased by 34.8% from US$68.3 million for the year ended December 31, 2022 to US$44.5 million for the year ended December 31, 2023, primarily due to (i) a decrease of US$11.6 million in advertisement promotion expenses related to our ongoing efforts to enhance our retail profitability and optimize our mix of sales channels, and (ii) a decrease of US$8.0 million in salary and benefits as we implemented strategic staff allocations across our various sales regions.

Operating loss

As a result of the factors set out above, we recorded an operating loss of US$61.9 million for the year ended December 31, 2022, and an operating loss of US$30.5 million for the year ended December 31, 2023.

Interest income

Interest income represents interest earned on bank deposits. We had interest income of US$1.8 million in 2022 and US$3.1 million in 2023.

Interest expenses

Interest expense represents interest charges for bank borrowings. We had interest expense of US$8.4 million in 2022 and US$6.8 million in 2023.

Other income/(expenses), net

We had other income of US$6.5 million in 2022 and other expenses of US$0.5 million in 2023.

Income taxes benefits

We recorded income taxes benefit in the amount of US$9.9 million in 2022 and income taxes benefit in the amount of US$2.4 million in 2023. In 2023, we recorded US$4.1 million in valuation allowance for deferred tax asset which is a non-cash in nature and does not materially affect our operation.

Net loss attributable to Zepp Health Corporation

As a result of the foregoing, we recorded a net loss of US$43.2 million for the year ended December 31, 2022, and a net loss of US$31.0 million for the year ended December 31, 2023.

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

Mainland China

Generally, our PRC subsidiaries, the VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by governmental authorities every three years. Anhui Huami began to qualify as a high and new technology enterprise since 2015 and renewed the high and new technology enterprise certificate in July 2018, September 2021 and November 2024. Anhui Huami Health Technology Co., Ltd. began to qualify as a high and new technology enterprise since 2020, and successfully renewed its high and new technology enterprise certificate in November 2023. Shunyuan Kaihua began to qualify as a high and new technology enterprise since 2021, and successfully renewed its high and new technology enterprise certificate in October 2024. Accordingly, Anhui Huami, Anhui Huami Health Technology Co., Ltd. and Shunyuan Kaihua were subject to a tax rate of 15% during the years ended December 31, 2022, 2023 and 2024. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and other related regulations, including Circular No. 9, and receives approval from the tax authority. If Hong Kong Zepp Holding Limited satisfies all the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the tax authority. According to the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, effective from January 1, 2020, a Hong Kong entity shall adopt the method of “self-discrimination, declaration of enjoyment, and retention of relevant materials for future reference,” and the above-mentioned requirement of filing application package with the tax authority has been abolished. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have an adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

B.          Liquidity and Capital Resources

The following table sets forth the movements of our cash flows for the periods presented:

	Years Ended December 31,
	2022	2023	2024
	US$	US$	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(117,114)	42,602	(24,392)
Net cash (used in)/provided by investing activities	(6,237)	7,727	(1,579)
Net cash provided by/(used in) financing activities	42,366	(41,676)	477
Net (decrease)/increase in cash and cash equivalents and restricted cash	(80,985)	8,653	(25,494)
Exchange rate effect on cash and cash equivalents	(14,774)	(9,305)	(4,240)
Cash, cash equivalents and restricted cash at the beginning of year	236,880	141,121	140,469
Cash, cash equivalents and restricted cash at end of year	141,121	140,469	110,735

As of December 31, 2022, 2023 and 2024, our cash, cash equivalents and restricted cash were US$141.1 million, US$140.5 million and US$110.7 million, respectively, out of which US$38.2 million, US$58.0 million and US$63.0 million were held in U.S. dollars, and US$94.5 million, US$76.9 million and US$39.3 million were held in Renminbi, as of December 31, 2022, 2023 and 2024, respectively. Our cash, cash equivalents and restricted cash primarily consist of cash at banks and on hand. 73.2% of our cash, cash equivalents and restricted cash as of December 31, 2024 were held in China, and 70.4% of our cash, cash equivalents and restricted cash were held by the VIEs.

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

Operating activities

Net cash used in operating activities for the year ended December 31, 2024 was US$24.4 million. The difference between our net loss of US$75.8 million and the net cash used in operating activities was primarily due to additional cash used in working capital, partially offset by the adjustment of non-cash items, which primarily consisted of deferred income taxes, impairment loss from long-term investments, provision for excess and obsolete inventories, and depreciation and amortization expenses. Changes in working capital for the year ended December 31, 2024 primarily consisted of US$14.8 million of cash inflow from increase of accounts payable and decrease of US$4.5 million in other non-current assets, partially offset by US$8.6 million of notes payable payment settlement cash outflow and decrease of US$6.0 million in accrued expenses and other current liabilities. We continued to manage working capital and inventory efficiently and recorded inventory of US$56.8 million as of December 31, 2024, the lowest level since 2018. We will continue to manage working capital tightly.

Net cash provided by operating activities for the year ended December 31, 2023 was US$42.6 million. The difference between our net loss of US$31.1 million and the net cash provided by operating activities was primarily due to additional cash provided by working capital, as well as the adjustment of non-cash items, which primarily consisted of shared-based compensation, depreciation and amortization expenses, non-cash lease expenses, and provision and write off for excess and obsolete inventories. Changes in working capital for the year ended December 31, 2023 primarily consisted of US$51.9 million of cash inflow from improved inventory management and a decrease of US$36.4 million in accounts receivable, partially offset by a decrease of US$27.8 million in accounts payable, which was due to our effective management in raw material and component procurement and manufacturing.

Net cash used in operating activities for the year ended December 31, 2022 was US$117.1 million. The difference between our net loss of US$43.3 million and the net cash used in operating activities was primarily due to additional used in working capital, partially offset by the adjustment of non-cash items, which primarily consisted of shared-based compensation, depreciation and amortization expenses, non-cash lease expenses, and provision and write off for excess and obsolete inventories. Changes in working capital for the year ended December 31, 2022 primarily consisted of US$135.3 million accounts payable payment settlement cash outflow, partially offset and optimized by US$27.9 million better inventory management cash inflow and US$33.9 million cash saving in prepaid expenses and other current assets due to better expense control.

Investing activities

Net cash used in investing activities was US$1.6 million for the year ended December 31, 2024, primarily due to purchase of long-term investments of US$7.0 million, partially offset by disposal of long-term investments of US$4.9 million.

Net cash provided by investing activities was US$7.7 million for the year ended December 31, 2023, primarily due to disposal of long-term investments of US$4.7 million, disposal of intangible assets of US$3.1 million, disposal of property, plant and equipment of US$1.6 million, partially offset by purchase of property, plant and equipment of US$1.6 million and loans provided to related parties of US$1.4 million.

Net cash used in investing activities was US$6.2 million for the year ended December 31, 2022, primarily due to purchase of short-term investments of US$2.4 million, loans provided to related parties of US$2.3 million, and purchase of long-term investments of US$1.9 million.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2024 was US$0.5 million, primarily due to bank borrowings received of US$11.0 million and proceeds from letter of credit factoring of US$5.1 million, partially offset by repayment of bank borrowings of US$12.6 million.

Net cash used in financing activities for the year ended December 31, 2023 was US$41.7 million, primarily due to the repayment of bank borrowings of US$103.8 million, partially offset by the bank borrowings received of US$56.5 million.

Net cash provided by financing activities for the year ended December 31, 2022 was US$42.4 million, primarily due to proceeds from letter of credit factoring of US$46.1 million, bank borrowings received of US$124.7 million, partially offset by the repayment of bank borrowings of US$108.1 million.

Capital expenditures

Our capital expenditures primarily consist of purchases of property, plant and equipment and intangible assets. Our capital expenditures were US$1.5 million, US$1.7 million and US$1.5 million in the years ended December 31, 2022, 2023 and 2024, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

Material cash requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include bank borrowings and operating lease obligations.

Bank borrowings. As of December 31, 2024, we had outstanding bank loans with terms of one to seven years for an aggregate balance of US$117.1 million, including US$39.2 million short-term bank loans and US$35.5 million long-term bank loans used for our daily operations, and US$2.7 million short-term bank loans and US$39.7 million long-term bank loans for the Jiangsu Yitong acquisition with the shares we hold in Jiangsu Yitong as collateral, compared to our outstanding bank loans for an aggregate balance of US$121.7 million as of December 31, 2023. The decrease was primarily attributable to our repayments of US$12.6 million in short-term and long-term bank loans in 2024, partially offset by bank borrowings received of US$11.0 million.

Notes payable and others. As of December 31, 2024, the balance of the notes payable and others is US$61.7 million, which includes US$25.1 million payables for short-term bank acceptance notes and US$36.6 million payable for the letter of credits factored in the bank. The short-term bank acceptance notes and the letter of credit are normally settled within three months and twelve months, respectively.

Operating lease. We have operating lease arrangements for administrative office spaces in various cities in the PRC and overseas, and financial lease that is immaterial. As of December 31, 2024, we had US$1.4 million of payables within the next 12 months.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

Holding Company Structure

Zepp Health Corporation is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in the U.S., the Netherlands, and China, the VIEs and their subsidiaries in China. As a result, Zepp Health Corporation’s ability to pay dividends depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

The table below sets forth the respective revenues contribution and assets of Zepp and our wholly-owned subsidiaries and the VIEs as of the dates and for the periods indicated:

	Revenues(1)			Total assets(1)
	For the Year Ended December 31,			As of December 31,
	2022	2023	2024	2023	2024
Zepp and its wholly-owned subsidiaries	38.7%	59.9%	82.0%	53.1%	54.8%
VIEs	61.3%	40.1%	18.0%	46.9%	45.2%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)The percentages exclude the inter-company transactions and balances between our subsidiaries and the VIEs.

C.          Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The following descriptions of critical accounting estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. For further information, see Note 2 to our consolidated financial statements in this annual report.

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

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wang Wayne Huang	49	Chairman of the Board of Directors and Chief Executive Officer
Alain Lam	51	Director
Mike Yan Yeung	54	Director and Chief Operating Officer
Meihui Fan	46	Director and Chief Technology Officer
Jimmy Lai	68	Independent Director
Hongjiang Zhang	64	Independent Director
Bing Xie	57	Independent Director
Leon Cheng Deng	42	Chief Financial Officer
Hui Wang	47	Vice President of Corporate Strategy
Pengtao Yu	43	Chief Industrial Designer

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

Mr. Alain Lam has served as our director since September 2024. He is the Vice President and CFO of Xiaomi Group and Chairman of Airstar Digital Technology. Before joining Xiaomi in October 2020, Mr. Lam served as a Managing Director and Head of Technology Media and Telecom in the Investment Banking and Capital Markets department of Credit Suisse between January 2016 and October 2020. Between July 1997 and December 2015, Mr. Lam worked at Morgan Stanley in various locations, including London, New York, Menlo Park and Hong Kong. Mr. Lam received a Master’s degree in Engineering from the University of Oxford. Mr. Lam is appointed as a director to our board by People Better Limited. Pursuant to the currently effective memorandum and articles of association, People Better Limited will be entitled to appoint one director so long as it continues to beneficially own no less than 10% of the issued and outstanding shares of our company.

Mr. Mike Yan Yeung has served as our director since September 2024 and our chief operating officer since January 2015. Prior to joining us, Mr. Yeung served as a vice president of Shunwei Capital, a China-based venture capital firm, where he was a key member of an investment team with a focus on mobile internet applications, smart home technologies, smart wearables, IoT and online health care, and served as a board member of several portfolio companies. From 2012 to 2014, Mr. Yeung served as the principal group program manager of Microsoft, where he was responsible for managing the software development of Microsoft’s key digital advertising products and defining and implementing the Microsoft online ads platform strategy in China. Prior to that Mr. Yeung held several positions in Monster.com, TGC Inc., China.com Corp., Netscape Communications Corporation and Oracle Corporation from 1992 to 2012. Mr. Yeung received his bachelor’s degree and master’s degree in computer science from the University of California, Berkeley in 1992 and Stanford University in 1994, respectively.

Mr. Meihui Fan has served as our director since September 2024 and our chief technology officer since July 2021. He has gained extensive experience in the information technology industry. Prior to being appointed as our chief technology officer, he served as the rotating president of Global Innovation Center and worked in other roles in our company from January 2014 to July 2021. He was in charge of all software related technical architecture and management of the entire research and development team. Prior to joining our company, Mr. Fan served as the technical director at Hefei Huaheng Electronic Technology Co., Ltd. from May 2009 to December 2013. From July 2004 to April 2009, Mr. Fan worked as the embedded system software development engineer, senior engineer and chief engineer in Hefei Huakaiyuanheng Information Technology Co., Ltd. Mr. Fan obtained a Bachelor’s Degree with a Double Major in Molecular Biology & Cell Biology and Signal & Information Systems at the University of Science and Technology of China.

Mr. Jimmy Lai has served as our director since February 2018. In addition to this role, Mr. Lai also serves as chief financial officer of a biotechnology company, Acepodia, Inc., since March 2021. Mr. Lai has served as the chief financial officer of China Online Education Group, an NYSE-listed company and an online English language education services provider in China, from June 2015 to December 2018. In addition to his role at China Online Education, Mr. Lai serves as an independent director on the board of directors of FinVolution Group, an NYSE-listed company and an online consumer finance provider in China. Prior to joining China Online Education Group, Mr. Lai served as the chief financial officer of Chukong Technologies Corp., a mobile entertainment platform company in China, from 2013 to 2015. Mr. Lai served as the chief financial officer of Gamewave Corporation, a webgame company in China, from 2011 to 2013. Prior to that, Mr. Lai served as the chief financial officer of Daqo New Energy Corp., an NYSE-listed company and a polysilicon manufacturer based in China, from 2009 to 2011. From 2008 to 2009, Mr. Lai served as the chief financial officer of Linktone Ltd., a Nasdaq-listed company and a provider of wireless interactive entertainment services to consumers in China. From 2006 to 2008, Mr. Lai was the chief financial officer of Palm Commerce Holdings, an information technology solution provider for the China lottery industry. Prior to that, he served as an associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a company listed on the NYSE and the Hong Kong Stock Exchange, from 2002 to 2006, and as a controller and director of financial planning at AMX Corporation from 1997 to 2001. Mr. Lai received his bachelor’s degree in statistics from the National Cheng Kung University in Taiwan and his MBA from the University of Texas in Dallas. Mr. Lai is a certified public accountant licensed in the State of Texas.

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

Dr. Hui Wang has served as our vice president of corporate strategy group since March 2020 and vice president of Zepp North America since March 2024. He was also the general manager of Beijing operations from August 2014 to March 2024. Prior to joining us, Dr. Wang worked at Lenovo Group Ltd. from 2007 to 2014, first as a researcher and later as its chief product director. Prior to joining Lenovo, Dr. Wang worked at NEC Labs China from 2005 to 2007. Dr. Wang received his bachelor’s degree in electronic and information engineering and Ph.D. in communication and information system from the University of Science and Technology of China in 2000 and 2005, respectively.

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

B.           Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of US$1.8 million in cash to our executive officers and US$0.3 million to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2015 Share Incentive Plan

In October 2015, our shareholders and board of directors approved the 2015 Share Incentive Plan, which we refer to as the 2015 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The 2015 Plan consists of a share incentive plan for U.S. service providers and a share incentive plan for PRC service providers. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2015 Plan is 14,328,358 Class A ordinary shares. As of March 31, 2025, awards to purchase 13,564,827 Class A ordinary shares have been granted and are outstanding under the 2015 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates. Grantees of our share incentive awards under the 2015 Plan resident in China were not permitted to exercise their options prior to the completion of our initial public offering.

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

2018 Share Incentive Plan

In January 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2018 Plan is 9,559,607 ordinary shares. The number of shares reserved for future issuances under the 2018 Plan will be increased by (i) a number equal to 1.0% of the total number of outstanding shares immediately after our initial public offering, or (ii) such number of shares as may be determined by our board of directors, on the first day of each calendar year during the term of the 2018 Plan beginning in 2018. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2018 Share Incentive Plan was 26,288,918 as of January 1, 2025. As of March 31, 2025, awards to purchase 25,701,010 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2023 Share Incentive Plan

In January 2023, our board of directors approved the 2023 Share Incentive Plan, which we refer to as the 2023 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of Class A ordinary shares which may be issued initially pursuant to all awards under the 2023 Plan is 10,322,520 Class A ordinary shares. As of March 31, 2025, awards to purchase 7,741,264 Class A ordinary shares under the 2023 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2025, the awards granted under our 2015 Plan, 2018 Plan and 2023 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates:

	Ordinary Shares Underlying
	Options and
	Restricted Shares		Exercise Price
Name	Units		(US$/Share)	Date of Grant	Date of Expiration
Mike Yan Yeung	*	(1)	—	March 3, 2015	—
	*		0.79	March 3, 2015	February 28, 2019
	*	(1)	—	August 18, 2020	—
	*	(1)	—	January 3, 2023	—
	*	(1)	—	February 29, 2024	—
Meihui Fan	*		—	May 13, 2021	May 6, 2031
	*		—	January 3, 2023	January 3, 2033
	*		—	February 29, 2024	February 28, 2034
Leon Cheng Deng	*	(1)	—	August 31, 2020	—
	*	(1)	—	January 3, 2023	—
	*	(1)	—	February 29, 2024	—
Hui Wang	*		—	August 20, 2014	August 20, 2024
	*		—	August 18, 2020	August 18, 2030
	*		—	January 3, 2023	January 3, 2033
	*		—	January 3, 2023	January 3, 2033
	*		—	February 29, 2024	February 28, 2034
	*		—	February 29, 2024	February 28, 2034
Pengtao Yu	*	(1)	—	March 3, 2015	—
	*	(1)	—	August 18, 2020	—
	*	(1)	—	January 3, 2023	—
	*	(1)	—	February 29, 2024	—
Total	10,274,700

Notes:

*Less than one percent of our total outstanding shares.

(1)	Restricted share units

As of March 31, 2025, other employees as a group held outstanding options to purchase 17,634,093 Class A ordinary shares of our company, at a weighted average exercise price of US$0.03 per share, 2,076,217 restricted shares, and 5,491,218 restricted share units.

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

D.           Employees

We had 987, 839 and 765 employees as of December 31, 2022, 2023 and 2024, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024:

As of
December 31,
2024
Function:
Research and development	467
Selling and marketing	136
Administrative	105
Supply chain management	57
Total	765

As of December 31, 2024, we had 655 employees in mainland China, 51 employees in North America, 50 employees in Europe, 1 employee in South America and 8 employees in other countries in Asia.

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

E.           Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2025 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our total outstanding shares.

The calculations in the table below are based on 112,680,748 Class A ordinary shares (excluding the 3,572,300 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2015 Share Incentive Plan, the 2018 Share Incentive Plan and the 2023 Share Incentive Plan, and the 32,090,084 treasury shares in the form of ADSs that we repurchased under our share repurchase program) and 117,208,247 Class B ordinary shares outstanding as of February 28, 2025.

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

	Ordinary Shares
	Beneficially Owned
					Percentage
				Percentage	of
	Class A	Class B	Total	of total	aggregate
	ordinary	ordinary	ordinary	ordinary	voting
	shares	shares	shares	shares	power†
Directors and Executive Officers:**
Wang Wayne Huang(1)	7,380,076	81,347,127	88,727,203	38.6%	63.9%
Alain Lam	—	—	—	—	—
Mike Yan Yeung(2)	2,609,108	—	2,609,108	1.1%	*
Meihui Fan(3)	1,160,000	3,450,746	4,610,746	2.0%	2.7%
Jimmy Lai(4)	*	—	*	*	*
Hongjiang Zhang	—	—	—	—	—
Bing Xie	—	—	—	—	—
Leon Cheng Deng(5)	*	—	*	*	*
Hui Wang(6)	*	—	*	*	*
Pengtao Yu(7)	*	—	*	*	*
All Directors and Executive Officers as a Group	16,152,468	81,347,127	97,499,595	42.2%	64.5%
Principal Shareholders:
HHtech Holdings Limited(8)	7,320,000	81,347,127	88,667,127	38.6%	63.9%
People Better Limited(9)	—	35,861,112	35,861,112	15.6%	27.9%
Allspring Entities(10)	13,669,456	—	13,669,456	5.9%	1.1%

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
**

Mr. Wang Wayne Huang’s business address is 3090 Bristol Street, Suite 400, Costa Mesa, CA 92626. Mr. Alain Lam’s business address is Keliyuan Building, No.72 Anningzhuang East Road, Haidian District, Beijing, 100085, People’s Republic of China. Mr. Mike Yan Yeung’s business address is 1551 McCarthy Blvd, Suite 107, Milpitas, CA, 95035. Mr. Meihui Fan’s business address is Huami Global Innovation Center, Building B2, Zhong’an Chuanggu Technology Park, No. 900 Wangjiang West Road, Hefei, 230088, People’s Republic of China. Mr. Jimmy Lai’s business address is 9th Floor, No. 8 Zhongyuan Street, Zhonghe District, New Taipei City, Taiwan. Dr. Hongjiang Zhang’s business address is 627 Jurong West St 65, #14-380, Singapore 640627. Mr. Bing Xie’s business address is 10005 Meadowbrook Drive, Dallas, Texas, U.S. 75229. Mr. Leon Cheng Deng’s business address is Edisonweg 44 - B08, 4207 HG Gorinchem, The Netherlands. Dr. Hui Wang’s business address is 3090 Bristol Street, Suite 400, Costa Mesa, CA 92626. Mr. Pengtao Yu’s business address is 1551 McCarthy Blvd., Suite 107, Milpitas, CA 95035.

(1)	Represents (i) 60,076 Class A ordinary shares in the form of ADSs held by Mr. Wang Wayne Huang; (ii) 3,800,000 Class A ordinary shares in the form of ADSs and 65,836,680 Class B ordinary shares held by HHtech Holdings Limited, a British Virgin Islands company; and (iii) 3,520,000 Class A ordinary shares (including 400,000 Class A ordinary shares in the form of ADSs) and 15,510,447 Class B ordinary shares beneficially owned by HHtech Holdings Limited as a result of the voting agreement dated January 12, 2018 by and among HHtech Holdings Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Haiyu Holding Limited, Shu Hill Holding Limited and Wenshui Holding Limited. HHtech Holdings Limited is wholly owned by Wayne Holding Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Wang Wayne Huang and his family members. Mr. Huang is the sole director of HHtech Holdings Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Huang is entitled to exercise voting and dispositive power over the shares held by HHtech Holdings Limited. The registered address of HHtech Holdings Limited is at Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake's Highway, Road Town, Tortola Virgin Islands, British.
(2)	Represents the Class A ordinary shares in the form of ADSs held by Mr. Mike Yan Yeung.
(3)	Represents (i) the Class A ordinary shares held by Mr. Meihui Fan; and (ii) the 3,450,746 Class B ordinary shares held by Fandler Holding Limited, a British Virgin Islands company. Fandler Holding Limited is wholly owned by Telomere Holding Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Meihui Fan and his family members. Mr. Fan is the sole director of Fandler Holding Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Fan is entitled to exercise voting and dispositive power over the shares held by Fandler Holding Limited. The registered address of Fandler Holding Limited is at NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.
(4)	Represents the Class A ordinary shares in the form of ADSs held by Mr. Jimmy Lai.
(5)	Represents the Class A ordinary shares held by Mr. Leon Cheng Deng.
(6)	Represents the Class A ordinary shares held by Mr. Hui Wang.
(7)	Represents the Class A ordinary shares in the form of ADSs held by Mr. Pengtao Yu.
(8)	Represents (i) 3,800,000 Class A ordinary shares in the form of ADSs and 65,836,680 Class B ordinary shares held by HHtech Holdings Limited, a British Virgin Islands company; and (ii) 3,520,000 Class A ordinary shares (including 400,000 Class A ordinary shares in the form of ADSs) and 15,510,447 Class B ordinary shares beneficially owned by HHtech Holdings Limited as a result of the voting agreement dated January 12, 2018 by and among HHtech Holdings Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Haiyu Holding Limited, Shu Hill Holding Limited and Wenshui Holding Limited. HHtech Holdings Limited is wholly owned by Wayne Holding Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Wang Wayne Huang and his family members. Mr. Huang is the sole director of HHtech Holdings Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Huang is entitled to exercise voting and dispositive power over the shares held by HHtech Holdings Limited. The registered address of HHtech Holdings Limited is at Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake's Highway, Road Town, Tortola Virgin Islands, British.
(9)	Based on the statement on Schedule 13G filed on February 1, 2019 jointly by (i) People Better Limited, a British Virgin Islands company, (ii) Fast Pace Limited, a British Virgin Island company and (iii) Xiaomi, pursuant to which 35,861,112 Class B ordinary shares are held by People Better Limited. The registered address of People Better Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. People Better Limited is a wholly-owned subsidiary of Fast Pace Limited, which is a wholly-owned subsidiary of Xiaomi.
(10)	Based on the statement on Schedule 13G/A filed on April 11, 2025 by Allspring Global Investments Holdings, LLC., a Delaware limited liability company with the address of 1415 Vantage Park Drive, Charlotte, 28203, North Carolina, United States.

To our knowledge, as of February 28, 2025, 137,357,820 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Contractual Arrangements with the Variable Interest Entity and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management— Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2015 Share Incentive Plan,” “—2018 Share Incentive Plan” and “—2023 Share Incentive Plan.”

Our Relationship with Xiaomi

As of February 28, 2025, Xiaomi held 15.6% of our total outstanding shares, and has appointed one director to our board. In February 2023, we entered into a new business cooperation agreement with Xiaomi for the next two years, which had expired in January 2025.

Transactions with Xiaomi

In the year ended December 31, 2024, we recorded US$11.0 million in revenues from Xiaomi and its affiliate primarily for the sales of Xiaomi Wearable Products. As of December 31, 2024, the amount due from Xiaomi and its affiliates was US$0.5 million.

In the year ended December 31, 2023, we recorded US$92.0 million in revenues from Xiaomi and its affiliate primarily for the sales of Xiaomi Wearable Products. As of December 31, 2023, the amount due from Xiaomi and its affiliates was US$5.4 million. In the year ended December 31, 2022, we recorded US$253.8 million in revenues from Xiaomi and its affiliate primarily for the sales of Xiaomi Wearable Products and self-branded products and others. As of December 31, 2022, the amount due from Xiaomi and its affiliates was US$17.2 million.

Other Transactions with Related Parties

In 2022, 2023 and 2024, we purchased raw materials from Whale Microelectronics Co., Ltd., a subsidiary of Jiangsu Yitong, an affiliate of our company, with total transaction amount of US$33.0 million, US$12.3 million and US$3.3 million, respectively.

In 2023, we transferred the technologies related to Huangshan-2/2S smart wearable chips to Whale Microelectronics Co., Ltd., a subsidiary of Jiangsu Yitong, an affiliate of our company, for a total consideration of US$3.0 million.

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

ITEM 9.               THE OFFER AND LISTING

A.           Offering and Listing Details

Our ADSs have been listed on the NYSE since February 8, 2018. As of the date of this annual report, our ADSs trade under the symbol “ZEPP” and one ADS represents 16 Class A ordinary shares.

B.           Plan of Distribution

Not applicable.

C.           Markets

Our ADSs have been listed on the NYSE since February 8, 2018. Our ADSs traded under the symbol “HMI” from February 8, 2018 to February 24, 2021. Our ADSs started trading under the new symbol, “ZEPP” from February 25, 2021. On September 16, 2024, we effected an ADS ratio change to adjust our ordinary share to ADS ratio from one ADS representing four Class A ordinary shares to one ADS representing 16 Class A ordinary shares.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

C.           Material Contracts

We have not entered into any material contracts during the two years immediately preceding the date of this annual report, other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” in this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

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

Provided that our Cayman Islands holding company, Zepp Health Corporation, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends we distribute or gains realized from the sale or other disposition of our shares or ADSs. SAT Public Notice 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, there is uncertainty as to the application of SAT Public Notice 37 and SAT Public Notice 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 37 and SAT Public Notice 7 and we may be required to expend valuable resources to comply with SAT Public Notice 37 and SAT Public Notice 7 or to establish that we should not be taxed under SAT Public Notice 37 and SAT Public Notice 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires and holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;

●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders in securities that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for minimum tax;
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock by vote or value; or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities,

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares) are listed on the New York Stock Exchange and is considered readily tradeable on an established securities market in the United States. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. As mentioned above, on April 30, 2024, we received a letter from the New York Stock Exchange notifying us that the trading price of our ADSs had fallen below the New York Stock Exchange’s price criteria for continued listing, which is a minimum average closing price of US$1.00 over a consecutive 30 trading-day period. On October 2, 2024, we received a letter from the New York Stock Exchange confirming that we had regained compliance with the New York Stock Exchange’s continued listing standards. However, there can be no assurance that we will be successful in maintaining compliance and our securities will remain listed on the New York Stock Exchange. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Our ADSs may be delisted if the trading price of our ADSs fails to comply with the minimum price requirement of the NYSE.” If our ADSs are delisted from the New York Stock Exchange and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be treated as qualified dividends. Because the ordinary shares will not be listed on a U.S. exchange, dividends received with respect to ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or Class A ordinary shares have been held for more than one year at the time of disposition. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to U.S. Treasury regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of U.S. Treasury regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a national securities exchange that is registered with the SEC. For those purposes, our ADSs, but not our Class A ordinary shares, are listed on the New York Stock Exchange, which is an established securities exchange in the United States. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. As mentioned above, on April 30, 2024, we received a letter from the New York Stock Exchange notifying us that the trading price of our ADSs had fallen below the New York Stock Exchange’s price criteria for continued listing, which is a minimum average closing price of US$1.00 over a consecutive 30 trading-day period. On October 2, 2024, we received a letter from the New York Stock Exchange confirming that we had regained compliance with the New York Stock Exchange’s continued listing standards. However, there can be no assurance that we will be successful in maintaining compliance and our securities will remain listed on the New York Stock Exchange. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Our ADSs may be delisted if the trading price of our ADSs fails to comply with the minimum price requirement of the NYSE.” If our ADSs are delisted from the New York Stock Exchange and are not otherwise listed on a qualified exchange or other market, our ADSs would not be treated as “marketable stock” for these purposes, and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

Foreign Exchange Risk

Our operations in international markets results in exposure to movements in currency exchange rates. We have experienced significant impacts to our financial results due to the strengthening and weakening of the U.S. dollar. The potential of volatile foreign exchange rate fluctuations in the future could have a significant effect on our results of operations. We have historically hedged our foreign currency exchange rate risks with financial instruments. The currencies that have created a majority of our exchange rate exposure include the Euro and RMB.

The cumulative foreign currency translation adjustment to our comprehensive income amounted to a loss of US$28,586, US$13,620 and US$25,140 for the years ended December 31, 2022, 2023 and 2024, respectively.

In 2024, the U.S. dollar strengthened by 6.87% against the Euro and strengthened by 2.81% against the RMB. As of December 31, 2024, we had U.S. dollar-denominated cash and cash equivalents, and restricted cash of US$63.0 million, Euro-denominated cash and cash equivalents, and restricted cash of EUR5.2 million, and RMB-denominated cash and cash equivalents, and restricted cash of RMB287.2 million. If the U.S. dollar had strengthened or weakened by 100 basis points against Euro, our cash, cash equivalents and restricted cash would have decreased or increased by US$0.1 million. If the U.S. dollar had strengthened or weakened by 100 basis points against RMB, our cash, cash equivalents and restricted cash would have decreased or increased by US$0.3 million.

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

We will pay any other fees and charges of, and expenses incurred by, the depositary or the custodian under the deposit agreement unless otherwise agreed in writing between the depositary and us from time to time. All fees and charges may, at any time and from time to time, be changed by agreement between the depositary and us but, in the case of fees and charges payable by holders or beneficial owners, only in the manner contemplated by the deposit agreement.

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2024, we received a reimbursement of US$70,324 from the depositary.

PART II

ITEM 13.              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

None.

ITEM 15.              CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

	For the Year Ended December 31,
	2023	2024

	(in thousands of US$)
Audit fees(1)	980	927
Tax and consulting fees(2)	54	74

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements, other audit related fee and the review of our comparative interim financial statements.
(2)	“Tax and consulting fees” represents the aggregated fees for professional services rendered by our independent registered public accounting firm for tax declaration service and data assets related consulting service.

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

ITEM 16E.            PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2021, our board of directors authorized a share repurchase program under which we may repurchase up to US$20 million of our shares in the form of ADSs and/or the ordinary shares of our company over the next 12 months in the open market. The share repurchase program was subsequently extended in November 2022, November 2023, and November 2024, respectively. Pursuant to the extended share repurchase program, we may repurchase our shares in the form of ADSs and/or ordinary shares through November 2026. The share repurchases may be made from time to time in the open market and through privately negotiated transactions, in block trades or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

The table below summarizes the repurchases we made in the periods indicated.

			Total
			Number of
			Ordinary	Approximate
			Shares	Dollar Value of
			Purchased	Ordinary Shares
	Total Number	Average Price	as Part of	that May Yet Be
	of Ordinary	Paid Per	Share	Purchased Under
	Shares	Ordinary Share	Repurchase	Share Repurchase
Month	Purchased	(US$)	Program	Program (US$)
January 2024	480,444	0.39	480,444	6,938,434
February 2024	587,804	0.32	587,804	6,752,692
March 2024	713,356	0.28	713,356	6,553,159
April 2024	934,452	0.24	934,452	6,332,272
May 2024	1,046,392	0.21	1,046,392	6,107,558
June 2024	924,920	0.18	924,920	5,939,165
July 2024	828,024	0.16	828,024	5,807,717
August 2024	858,016	0.17	858,016	5,660,324
September 2024	978,292	0.21	978,292	5,456,803
October 2024	924,304	0.23	924,304	5,243,670
November 2024	634,416	0.19	634,416	5,123,501
December 2024	556,560	0.18	556,560	5,021,551
January 2025	665,872	0.19	665,872	4,898,285
February 2025	760,560	0.19	760,560	4,756,392
March 2025	989,728	0.19	989,728	4,564,798

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

ITEM 16I.            DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.            INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

The Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

ITEM 18.              FINANCIAL STATEMENTS

The consolidated financial statements of Zepp Health Corporation, its subsidiaries and the variable interest entities are included at the end of this annual report.

ITEM 19.              EXHIBITS

Exhibit Number	Description of Document
1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant, as amended (incorporated herein by reference to Exhibit 1.1 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2023 (File No. 001-38369))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1/A filed with the Securities and Exchange Commission January 26, 2018 (File No. 333-222528))

2.3

Deposit Agreement, dated as of February 7, 2018, among the Registrant, Deutsche Bank Trust Company Americas as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-226665), filed with the Securities and Exchange Commission on August 8, 2018)

2.4

Amendment No. 1 to the Deposit Agreement, dated as of September 16, 2024, among the Registrant, Deutsche Bank Trust Company Americas as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(ii) to the registration statement on Form F-6 (File No. 333-222708), filed with the Securities and Exchange Commission on September 16, 2024)

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

Exhibit Number	Description of Document
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
4.18

English translation of Business Cooperation Agreement between Anhui Huami and Xiaomi, dated February 22, 2023 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2023 (File No. 001-38369))

4.19†

English translation of Technology Transfer Agreement between Hefei Huami Micro-electronics Co., Ltd. and Whale Microelectronics Co., Ltd., dated September 28, 2023 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2024 (File No. 001-38369))

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention Of Insider Trading of the Registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.2*	Consent of Zhong Lun Law Firm
97.1

Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2024 (File No. 001-38369))

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

Date: April 25, 2025

ZEPP HEALTH CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Zepp Health Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zepp Health Corporation and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income/loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Revenue recognition for the sales of smart wearable devices - Refer to Notes 2 to the Financial Statements

Critical Audit Matter Description

As described in Note 2 to the financial statements, the Company generates substantially all of its revenue from the sales of smart wearable devices. The revenue is recognized when control of the smart wearable devices is transferred to the customer, the point in time of which is based on the shipping term as agreed in the sales contracts. The audit of revenue derived from the sales of smart wearable devices is determined as a critical audit matter, as it entails a high level of auditor effort to execute the necessary procedures, driven by the diverse shipping terms agreed upon with a spectrum of domestic and international clients, which include distributors, retailers, and individual consumers.

How the Critical Audit Matter Was Addressed in the Audit

Our primary audit procedures related to the revenue recognition from the sales of smart wearable devices included the following, among others:

●	We performed the walkthrough, evaluated the design and tested the operating effectiveness of the internal controls relating to the Company’s revenue recognition of smart wearable devices.
●	We interviewed key customers to better understand their transactions with the Company.
●	We evaluated whether management’s significant revenue recognition policies are in accordance with ASC 606.
●	We performed substantive testing procedures, including:
-	For selected customers, we evaluated accuracy and occurrence of revenue transactions occurred during the year by sending audit confirmations.
-

For transactions with the remaining customers, we performed test of details on a sampling basis by tracing to supporting documents such as signed contracts, invoices, shipping documents, depending on the terms agreed upon with each customer.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 25, 2025

We have served as the Company’s auditor since 2016.

ZEPP HEALTH CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2023	2024
	US$	US$
Assets
Current assets:
Cash and cash equivalents	133,669	91,069
Restricted cash	6,800	19,666
Accounts receivable (net of allowance of US$206 and US$1,457 as of December 31, 2023 and 2024, respectively)	60,727	62,965
Amounts due from related parties (net of allowance of nil and nil as of December 31, 2023 and 2024, respectively)	8,605	2,663
Inventories, net	84,887	56,789
Short-term investments (including available-for-sale debt securities measured at fair value of US$5,153 and US$997 as of December 31, 2023 and 2024, respectively)	5,153	997
Prepaid expenses and other current assets	16,891	17,415
Total current assets	316,732	251,564
Property, plant and equipment, net	8,929	6,898
Intangible assets, net	9,868	7,091
Long-term investments (including available-for-sale debt securities measured at fair value of US$23,536 and US$26,666 as of December 31, 2023 and 2024, respectively)	238,540	225,910
Deferred tax assets	32,401	17,465
Operating lease right-of-use assets	6,819	3,458
Goodwill	9,581	9,581
Amount due from related parties, non-current	2,951	2,019
Other non-current assets	9,698	4,607
Total assets	635,519	528,593
Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of US$36,880 and US$48,653 as of December 31, 2023 and 2024, respectively)	37,286	51,077
Advance from customers and others of the consolidated VIEs without recourse to the Group	233	197
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Group of US$1,910 and US$1,587 as of December 31, 2023 and 2024,respectively)	3,475	2,477
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of US$32,678 and US$26,495 as of December 31, 2023 and 2024, respectively)	44,450	37,576
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Group of US$59 and US$69 as of December 31, 2023 and 2024, respectively)	986	508
Notes payable and others of the consolidated VIEs without recourse to the Group	66,991	61,679
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to the Group of US$1,690 and US$39,113 as of December 31, 2023 and 2024, respectively)	1,690	41,853
Total current liabilities	155,111	195,367
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of US$3,787 and US$3,015 as of December 31, 2023 and 2024, respectively)	4,169	3,117
Other non-current liabilities and others of the consolidated VIEs without recourse to the Group	270	133
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to the Group of US$76,762 and US$35,551 as of December 31, 2023 and 2024, respectively)	120,020	75,241
Non-current operating lease liabilities (including non-current operating lease liabilities of the consolidated VIEs without recourse to the Group of US$167 and US$308 as of December 31, 2023 and 2024,respectively)	3,197	2,007
Total liabilities	282,767	275,865

ZEPP HEALTH CORPORATION

CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2023	2024
	US$	US$
Equity
Class A Ordinary shares (US$ 0.0001 par value; 9,700,000,000 shares authorized as of December 31, 2023 and 2024; 123,618,904 and 114,776,364 shares outstanding as of December 31, 2023 and 2024, respectively)	13	13
Class B Ordinary shares (US$ 0.0001 par value; 200,000,000 shares authorized as of December 31, 2023 and 2024; 117,208,247 shares outstanding as of December 31, 2023 and 2024)	13	13
Additional paid-in capital	273,386	278,116
Treasury shares	(12,874)	(14,993)
Accumulated retained earnings	104,351	28,618
Accumulated other comprehensive loss	(14,008)	(40,178)
Total Zepp Health Corporation shareholders’ equity	350,881	251,589
Non-controlling interest	1,871	1,139
Total equity	352,752	252,728
Total liabilities and equity	635,519	528,593

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Revenues (including US$253,839, US$92,046 and US$11,002 with related parties for the years ended December 31, 2022, 2023 and 2024, respectively)	613,641	352,860	182,603
Cost of revenues (including US$207,979, US$82,237 and US$9,426 resulting from related parties sales for the years ended December 31, 2022, 2023 and 2024, respectively)	494,784	260,502	112,369
Gross profit	118,857	92,358	70,234
Operating expenses
Selling and marketing	68,309	44,527	46,471
General and administrative	35,109	26,778	24,854
Research and development	77,296	51,503	46,159
Total operating expenses	180,714	122,808	117,484
Operating loss	(61,857)	(30,450)	(47,250)
Other income and expenses
Interest income	1,818	3,089	3,672
Interest expenses	(8,444)	(6,752)	(5,552)
Realized gain from investments	84	109	—
Gain from fair value change of long-term investments	8,051	213	2,011
Impairment loss from investments	(2,000)	(313)	(10,129)
Other income/(expenses), net	6,454	(525)	(656)
Loss before income tax and income/(loss) from equity method investments	(55,894)	(34,629)	(57,904)
Income taxes benefits/(expenses)	9,865	2,430	(13,693)
Loss before income/(loss) from equity method investments	(46,029)	(32,199)	(71,597)
Income/(loss) from equity method investments	2,683	1,113	(4,211)
Net loss	(43,346)	(31,086)	(75,808)
Less: Net loss attributable to noncontrolling interest	(103)	(66)	(75)
Net loss attributable to Zepp Health Corporation	(43,243)	(31,020)	(75,733)
Net loss attributable to ordinary shareholders of Zepp Health Corporation	(43,243)	(31,020)	(75,733)
Net loss per share attributable to ordinary shareholders of Zepp Health Corporation
Basic loss per ordinary share	(0.18)	(0.13)	(0.29)
Diluted loss per ordinary share	(0.18)	(0.13)	(0.29)
Weighted average number of shares used in computing net loss per share
Ordinary share - basic	246,283,328	243,135,964	258,876,120
Ordinary share - diluted	246,283,328	243,135,964	258,876,120

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Net loss	(43,346)	(31,086)	(75,808)
Other comprehensive loss, net of tax
Foreign currency translation adjustment	(28,586)	(13,620)	(25,140)
Unrealized gain/(loss) on available-for-sale investments and others(net of tax effect of US$1,055, US$318 and US$(181) for the years ended December 31, 2022, 2023 and 2024, respectively)	6,680	1,945	(1,030)
Comprehensive loss	(65,252)	(42,761)	(101,978)
Less: Net loss attributable to noncontrolling interest	(103)	(66)	(75)
Comprehensive loss attributable to Zepp Health Corporation	(65,149)	(42,695)	(101,903)

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

								Total
						Accumulated		Zepp Health
	Ordinary Shares		Treasury Shares		Additional	Other	Accumulated	Corporation		Total
					Paid-in	Comprehensive	Retained	Shareholders’	Noncontrolling	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Income/(loss)	Earnings	Equity	Interest	Equity
		US$		US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2021	253,857,323	25	(2,656,164)	(3,397)	257,161	19,573	184,919	458,281	2,040	460,321
Exercise of option	4,357,100	1	—	—	(1)	—	—	—	—	—
Repurchase of ordinary shares	—	—	(10,219,572)	(6,919)	—	—	—	(6,919)	—	(6,919)
Net loss	—	—	—	—	—	—	(43,243)	(43,243)	(103)	(43,346)
Foreign currency translation adjustment	—	—	—	—	—	(28,586)	—	(28,586)	—	(28,586)
Share-based compensation	—	—	—	—	7,431	—	—	7,431	—	7,431
Unrealized gain on available-for-sale investments, net of tax effect of US$1,055	—	—	—	—	—	6,680	—	6,680	—	6,680
Capital contribution from non-controlling interest	—	—	—	—	—	—	(6,305)	(6,305)	—	(6,305)
Balance as of December 31, 2022	258,214,423	26	(12,875,736)	(10,316)	264,591	(2,333)	135,371	387,339	1,937	389,276
Exercise of option	2,819,672	—	—	—	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	(7,331,208)	(2,558)	—	—	—	(2,558)	—	(2,558)
Net loss	—	—	—	—	—	—	(31,020)	(31,020)	(66)	(31,086)
Foreign currency translation adjustment	—	—	—	—	—	(13,620)	—	(13,620)	—	(13,620)
Share-based compensation	—	—	—	—	8,795	—	—	8,795	—	8,795
Unrealized gain on available-for-sale investments, net of tax effect of US$318	—	—	—	—	—	1,945	—	1,945	—	1,945
Balance as of December 31, 2023	261,034,095	26	(20,206,944)	(12,874)	273,386	(14,008)	104,351	350,881	1,871	352,752
Exercise of option	624,440	—	—	—	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	(9,466,980)	(2,119)	—	—	—	(2,119)	—	(2,119)
Net loss	—	—	—	—	—	—	(75,733)	(75,733)	(75)	(75,808)
Foreign currency translation adjustment	—	—	—	—	—	(25,140)	—	(25,140)	—	(25,140)
Share-based compensation	—	—	—	—	4,778	—	—	4,778	—	4,778
Purchase of non-controlling interests	—	—	—	—	(48)	—	—	(48)	(657)	(705)
Unrealized loss on available-for-sale investments, net of tax effect of US$(181)	—	—	—	—	—	(1,030)	—	(1,030)	—	(1,030)
Balance as of December 31, 2024	261,658,535	26	(29,673,924)	(14,993)	278,116	(40,178)	28,618	251,589	1,139	252,728

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Cash Flows from Operating Activities
Net loss	(43,346)	(31,086)	(75,808)
Adjustment to reconcile net loss to net cash provided by operating activities:
Non-cash lease expenses	5,562	4,844	1,480
Depreciation and amortization	8,711	7,690	5,017
Provision for excess and obsolete inventories	5,878	7,297	5,168
Share-based compensation	7,272	8,792	4,778
(Income)/loss from equity method investments	(2,683)	(1,113)	4,211
(Gain)/loss on disposal of property, plant and equipment and others	(284)	53	(56)
Gain from fair value change of long-term investments	(8,051)	(213)	(2,011)
Impairment loss from long-term investments	2,000	313	8,180
Deferred income taxes	(9,922)	(2,876)	13,445
Allowance for doubtful accounts	97	—	1,592
Impairment loss from short-term investments	—	—	1,949
Impairment loss from intangible assets	—	1,135	—
Realized gain from investments	(84)	(109)	—
Changes in operating assets and liabilities
Accounts receivable	(22,872)	36,384	(5,082)
Inventories	27,917	51,909	5,555
Prepaid expenses and other current assets	33,948	(745)	(1,365)
Amounts due from related parties	25,998	7,417	5,486
Other non-current assets	(4,231)	(2,392)	4,513
Amounts due to related parties	(1,924)	(2,466)	(998)
Accounts payable	(135,336)	(27,816)	14,811
Notes payable	6,298	(5,291)	(8,587)
Advance from customers	(355)	(76)	(36)
Income tax payables	(13)	592	(478)
Accrued expenses and other current liabilities	(9,740)	13,664	(6,027)
Other non-current liabilities	(1,954)	(23,305)	(129)
Net Cash (Used in)/ Provided by Operating Activities	(117,114)	42,602	(24,392)
Cash Flows from Investing Activities
Purchase of property, plant and equipment	(1,209)	(1,596)	(1,403)
Disposal of property, plant and equipment	—	1,602	696
Purchase of intangible assets	(265)	(83)	(87)
Disposal of intangible assets	—	3,134	1,052
Proceeds from maturity of term deposits	785	—	—
Loans provided to related parties	(2,302)	(1,404)	—
Purchase of short-term investments	(2,428)	—	—
Disposal of short-term investments	592	1,263	275
Purchase of long-term investments	(1,892)	(282)	(6,998)
Disposal of long-term investments	422	4,666	4,886
Deconsolidation of a subsidiary and others	60	427	—
Net Cash (Used in)/Provided by Investing Activities	(6,237)	7,727	(1,579)
Cash Flows from Financing Activities
Bank borrowings received	124,663	56,490	10,959
Repayment of bank borrowings	(108,114)	(103,800)	(12,604)
Repayment of loan from a related party	—	329	—
Prepayment for the repurchase of noncontrolling interest	—	(251)	—
Repurchase of ordinary shares	(8,162)	(2,518)	(2,278)
Proceeds from letter of credit factoring	46,109	8,074	5,105
Reverse factoring	(5,825)	—	—
Dividend distribution	(6,305)	—	—
Purchase of non-controlling interest	—	—	(705)
Net Cash Provided by/(Used in) Financing Activities	42,366	(41,676)	477
Net (decrease)/increase in cash and cash equivalents and restricted cash	(80,985)	8,653	(25,494)
Effect of exchange rate changes	(14,774)	(9,305)	(4,240)
Cash and cash equivalents and restricted cash at beginning of the year	236,880	141,121	140,469
Cash and cash equivalents and restricted cash at end of the year	141,121	140,469	110,735
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	128,550	133,669	91,069
Restricted cash	12,571	6,800	19,666
Total cash and cash equivalents and restricted cash	141,121	140,469	110,735
Supplemental disclosure of cash flow information
Income tax paid/(receipt)	512	(241)	62
Interest paid	8,300	6,265	89
Non-cash investing and financing activities
Receivable from the disposal of intangible assets	—	2,781	1,653
Receivable from the disposal of a subsidiary	362	—	—
Conversion from convertible bond to equity interest investment	1,508	—	—
Conversion from loan to long-term investment	—	2,411	—
Payable/(Receivable) for repurchasing of ordinary shares	19	59	(100)
Conversion from other receivables to convertible bonds	—	—	1,962
Conversion from convertible bonds to equity investment	—	—	1,099
Conversion from convertible bonds to other receivables	—	—	939
Conversion from equity investment to other non-current assets	—	—	690

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

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

The Group primarily engages in the business of developing and manufacturing smart, wearable technological devices in the People’s Republic of China (“PRC”), and sells the products in PRC and overseas. During the years ended December 31, 2022, 2023 and 2024, the Group derived 41.2%, 26.1% and 6.0% of its revenue from sales of exclusively designed and manufactured smart wearable devices to one customer who is controlled by one of its shareholders.

As of December 31, 2024, details of the Company’s major subsidiaries, VIEs and major VIE’s subsidiary were as follows:

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

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

1. ORGANAZATION AND PRINCIPAL ACTIVITIES – CONTINUED

VIE Arrangements between the VIEs and the Company’s PRC subsidiary - continued

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

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

1. ORGANAZATION AND PRINCIPAL ACTIVITIES – CONTINUED

Exclusive purchase option agreement - continued

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

Risks in relation to VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;
●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIEs;
●	limit the Group’s business expansion in China by way of entering into contractual arrangements;
●	impose fines, confiscating the income from the WFOE or the VIEs or imposing other requirements with which the Company’s PRC subsidiaries and VIEs may not be able to comply;
●	impose additional conditions or requirements with which the Group may not be able to comply;
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business;
●	require the Company or the Company’s PRC subsidiaries or VIEs to restructure the relevant ownership structure or operations;
●	restrict or prohibit the use of the proceeds of any offerings to financing the business and operations in the PRC.

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

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

1. ORGANAZATION AND PRINCIPAL ACTIVITIES - CONTINUED

Risks in relation to VIE structure - continued

Mr. Wang ‘Wayne’ Huang is the largest shareholder of Anhui Huami and Beijing Huami, and Mr. Wang ‘Wayne’ Huang is also the largest beneficiary owner of the Company. The interests of Mr. Wang ‘Wayne’ Huang as the largest beneficiary owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Wang ‘Wayne’ Huang is only one of the beneficiary shareholders of the Company, holding 30.0% of the total common shares as of December 31, 2024. The Company cannot assert that when conflicts of interest arise, Mr. Wang ‘Wayne’ Huang will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Wang ‘Wayne’ Huang may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Wang ‘Wayne’ Huang will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Wang ‘Wayne’ Huang as a beneficiary shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Wang ‘Wayne’ Huang, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Wang ‘Wayne’ Huang, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

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

The following financial position, financial performance and cash flow of the VIEs and VIEs’ subsidiaries were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions within the Group:

	As of December 31,
	2023	2024
	US$	US$
Total current assets	190,043	151,642
Total non-current assets	108,200	87,166
Total assets	298,243	238,808
Total current liabilities	140,441	177,793
Total non-current liabilities	80,986	39,007
Total liabilities	221,427	216,800

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Revenues	376,453	141,590	32,900
Net loss	(191)	(19,382)	(23,384)

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Net cash (used in)/provided by operating activities	(33,653)	84,820	37,964
Net cash (used in)/provided by investing activities	(3,927)	7,813	4,597
Net cash provided by/(used in) financing activities	65,665	(16,562)	3,460

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

1. ORGANAZATION AND PRINCIPAL ACTIVITIES - CONTINUED

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

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include inventory valuation, the useful lives of long-lived assets, impairment of long-lived assets, incremental borrowing rate for leases, product warranties, fair value measurement of long-term available-for-sale investments and impairment of long-term and short - term investments, the valuation allowance for deferred tax assets and income tax. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

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

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities. The valuation methodology used to estimate the fair value of investments in publicly traded companies and associated impairment charges are based on the quoted prices in active markets.

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

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Measured fair value on a recurring basis

The Group measured its financial assets primarily including available-for-sale investments and equity securities with readily determinable fair value at fair value on a recurring basis as of December 31, 2023 and 2024. Declines in the fair value of individual available-for-sale investments below their amortized cost due to credit-related factors are recognized as impairment loss from investments, whereas if declines in the fair value is not due to credit-related factors, the loss is recorded in other comprehensive loss.

The available-for-sale investments classified within Level 3 assets are valued using income approach in discounted cash flow method or market approach. The discounted cash flow analysis and back solve method require the use of significant unobservable inputs (Level 3 inputs) which involve significant management judgment and estimation, such as revenue growth rate and weighted average cost of capital.

Measured fair value on a nonrecurring basis

The Group measured acquired intangible assets using the income approach-discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The fair values were determined using models with significant unobservable inputs (Level 3 inputs). The Group recognized nil, US$1,135 and nil impairment loss related to acquired intangible assets arising from acquisitions during the years ended December 31, 2022, 2023 and 2024.

The Group measured goodwill at fair value on a nonrecurring basis when it is evaluated annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The fair value of the reporting unit is determined using discounted cash flows. The Group did not recognize any impairment loss related to goodwill during the years ended December 31, 2022, 2023 and 2024, respectively.

For equity investments without readily determinable fair values for which the Company elected to use the measurement alternative, the equity investment is measured at fair value on a nonrecurring basis when there is an orderly transaction for identical or similar investments of the same issuer.

Investments are reviewed periodically for impairment using fair value measurement. The Group performs impairment assessment of its investments in privately held companies under the measurement alternative whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. In determining the impairment of the investments in privately held companies over which the Group identified impairment indicators, income approach or market approach was used, if applicable, which requires management to use unobservable inputs (Level 3), mainly including the estimates of future cash flows, discount rate, terminal growth rate, selection of comparable companies and multiples and estimated discount for lack of marketability.

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, available-for-sale investments, amount due from a related party, accounts payable, notes payable and others, short-term bank borrowings, amounts due to related parties and long-term bank borrowings. The Company carries its available-for-sales investments at fair value. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, notes payable and others, amounts due to related parties and short-term bank borrowings approximate their fair values due to the short-term maturities of these instruments. The carrying amounts of amount due from a related party, and long-term borrowings approximate its fair value as the interest rates are based on the prevailing interest rates in the market.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Cash and cash equivalents

Cash and cash equivalents consist of cash on-hand, demand deposits with financial institutions with an original maturity of three months or less and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

Restricted cash

Restricted cash represents deposits made to the bank for bank acceptance notes (or notes payable) issued by the Group. When the Group issues the bank acceptance notes, the banks require the Group to make a deposit for 20% to 100% of the face value of the bank acceptance notes issued as collateral. The deposits for unsettled bank acceptance notes were recorded as restricted cash in the consolidated balance sheets as of December 31, 2023 and 2024.

Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for doubtful accounts.

Allowance for doubtful accounts

The Group maintains an allowance for doubtful accounts for estimated losses on uncollected accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves. The Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit loss to reduce its accounts receivable to the amount that it believes will be collected. The Group uses the creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves to monitor the Group’s receivables within the scope of expected credit losses model and use these as a basis to develop the Group’s expected loss estimates. As of December 31, 2023 and 2024, the Company had US$206 and US$1,457 allowance for doubtful account.

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

Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily consist of advance to suppliers, prepaid expenses, other receivables, rental deposits and value-added tax receivable.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Software and electronic equipment	3-5 years
Buildings	20 years
Leasehold improvements	Shorter of the lease term or estimated useful lives

Intangible assets, net

Acquired intangible assets other than goodwill consist of the domain name for the Company’s website www.zepp.com, an insurance brokerage license, trademark, patents and others.

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

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Goodwill - continued

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur, determination of the Group’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

The Group used the one-step method for its goodwill impairment assessment for the years ended December 31, 2022, 2023 and 2024. Goodwill impairment is calculated as the amount by which a reporting unit’s carrying value exceeds its fair value.

During the years ended December 31, 2022, 2023 and 2024, the Group recognized nil impairment loss on goodwill.

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

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period by considering factors including, but not limited to, current economic and market conditions, and the operating performance of the companies including current earning trends and other company specific information.

During the years ended December 31, 2022, 2023 and 2024, the Group recognized an impairment loss of US$2,000, nil and US$7,260 for the equity securities without readily determinable fair value.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Long-term investments - continued

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, the determination of the weighted average cost of capital. The Group recorded nil, US$313 and nil impairment losses on its equity method investments during the years ended December 31, 2022, 2023 and 2024.

(d) Available-for-sale investments

For investments which are determined to be debt securities, the Group accounts for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments.

Available-for-sale investment is carried at its fair value and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. The Group recorded US$6,383 and US$2,222 unrealized gains, US$221 unrealized losses in accumulated other comprehensive income on its available-for-sale investments during the years ended December 31, 2022, 2023 and 2024, respectively.

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Company evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder’s equity. During the years ended December 31, 2022, 2023 and 2024, the Group recognized an impairment loss from investments of nil, nil and US$920 for the available-for-sale investments.

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

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue recognition

The Group generates substantially all of its revenues from sales of smart wearable devices. The Group also generates a small amount of its revenues from its software and subscription-based services. Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods or services. The Group recognizes revenue, net of estimated sales returns and value-added taxes (“VAT”).

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

The Group allocates the transaction price to all performance obligations based on their relative standalone selling prices. The standalone selling prices are determined based on the expected cost plus margin as the Group determines that no observable price is available for any of its performance obligation. The Group considers multiple factors in the process of determining its cost plus margin including consumer behaviors and the Group’s internal pricing model. The cost plus margin estimated selling price for the smart and wearable devices comprises the majority of the transaction. The Group recognizes revenue for the amounts allocated to the connected smart and wearable devices when the customer obtains control of the Group’s product, which occurs at a point of time, typically upon delivery to or acceptance by the reseller, who has been identified as the customer of the Group. Amounts allocated to the software services and unspecified upgrade rights are deferred and recognized over time as the customer simultaneously receives and consumes the benefit over an estimated nine- month period. All the revenues for the period were recognized from contracts with customers. For the years ended December 31, 2022, 2023 and 2024, the majority of the Group’s revenues result from sales of products which was recognized at a point of time.

The Group periodically provides sales incentives to its customers, such as volume-based discounts. Volume discounts are negotiated on a contract-by-contract basis with customers and the discount will increase depending upon the volume purchased over the period. The sales incentives are discounts to be applied to future sales to the customer which cannot be exchanged for cash. To the extent that the volume discount represents a material right or options to acquire additional goods or services at a discount in the future period, the material right is recognized as a separate performance obligation at the outset of the arrangement based on the most likely amount of incentive to be provided to the customer. Amounts allocated to a material right are recognized as revenue when those future goods are sold to the customers.

When contracts are modified, the Company considers whether the modification either creates new or changes the existing enforceable rights and obligations. The effect of a contract modification to an existing contract on the transaction price is recognized as an adjustment to revenue recognized on a catch-up basis. The Group generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling and marketing expenses.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue recognition - continued

The following table provides information about receivables, deferred revenue and refund liability from contracts with customers:

	As of December 31,
	2023	2024
	US$	US$
Accounts receivables	60,727	62,965
Amounts due from a related party	4,984	497
Deferred revenue	7,603	4,946
Refund liability (sales return)	1,388	1,377

Accounts receivables and amounts due from a related party are recorded when the right to consideration is unconditional and payments terms are typically 30 to 90 days.

Deferred Revenue, recorded in accrued expenses in the consolidated balance sheet, include payment received in advance of performance under the contract related to software services which are realized over the estimated usage period and payment received related to a material right provided to a customer to acquire additional goods or services at a discount in a future period. Refund liability includes the Group’s estimated product sales that may be returned by the Group’s end users and resellers covered under the Group’s sale return policy. Refund liability is included in “Accrued expenses and other current liabilities” and “Amounts due to related parties”. Additions to the refund liability were US$23,454, US$11,958 and US$8,855 and deductions from the refund liability were US$23,277, US$11,546 and US$8,866 during the years ended December 31, 2022, 2023 and 2024.

During the years ended December 31, 2022, 2023 and 2024, the Group recognized US$13,075, US$8,638 and US$7,603 of revenue previously included in deferred revenue as of December 31, 2021, December 31, 2022 and 2023. The difference between the opening and closing balances of the Group’s deferred revenue primarily results from the timing difference between the Group’s performance and the customer’s payment.

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

Rights of return

The Group offers certain sales returns for products sold directly to end users and to its resellers. The Group estimates the amount of its products sales that may be returned by its end users and resellers and records this estimate as a reduction of revenue in the period the related revenue is recognized. The Group currently estimates refund liability using its expectations and historical experience.

Cost of revenues

Cost of revenues consists primarily of material costs, salaries and benefits for staff engaged in production activities and related expenses which are directly attributable to the production of products. The shipping and handling fees billed to the customers are presented as part of cost of revenues as well.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

Advertising expenses

Advertising expenses are expensed as incurred and included in selling and marketing expenses. Total advertising expenses were US$25,647, US$13,775 and US$21,269 for the years ended December 31, 2022, 2023 and 2024, respectively.

Government subsidies

Government subsidies represent government grants received from local government authorities to encourage the Group’s technology and innovations and also other subsidies for production.

The Group records such government subsidies as other income or reduction of expenses or cost of revenues when it has fulfilled all of its obligation related to the subsidy.

During the years ended December 31, 2022, 2023 and 2024, the Group recognized US$6,101, US$13 and US$53 as subsidy income and recognized US$7,960, US$2,799 and US$1,188 as reduction of expenses or cost of revenues, respectively. As of December 31, 2023 and 2024, subsidies of US$22,818 and US$22,078 were recorded as other current liabilities, US$270 and US$67 were recorded as other non-current liabilities as the Group has to meet certain performance conditions required by the government authorities.

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

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

Segment reporting

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

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income, net of tax. Other comprehensive income refers to revenue, expenses, and gains and losses that are recorded as an element of shareholders’ equity but are excluded from net income. The Group’s other comprehensive income consists of foreign currency translation adjustments from its subsidiaries not using the US$ as their functional currency and the fair value change of available-for-sale investments of the Group. Comprehensive income is reported in the consolidated statements of comprehensive income.

Foreign currencies and change in reporting currency

The functional currency and reporting currency of the Company is the US$. The Company’s subsidiaries consolidated VIEs and VIEs’ subsidiaries with operations in the PRC, HK, the United States and other jurisdictions generally use their respective local currencies as their functional currencies. The financial statements of the Company’s subsidiaries, other than the subsidiaries and consolidated VIEs with the functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries and consolidated VIEs and VIEs’ subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of operations during the year in which they occur. For the years ended December 31, 2022, 2023 and 2024, the transaction gains amounted to US$1,796, US$4,908 and US$3,247 were recorded in general and administrative expenses.

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in US$ and RMB amounted to US$56,796 and US$71,438 as of December 31, 2023, and US$63,001 and US$39,348 as of December 31, 2024, respectively.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Foreign currencies and change in reporting currency - continued

Starting from the second quarter of 2024, the Group changed its reporting currency from RMB to US$, to reduce the impact of increased volatility of the RMB to US$ exchange rate on the Group’s reported operating results. The aligning of the reporting currency with the underlying operations will better depict the Group’s results of operations for each period. The related financial statements prior to April 1, 2024 have been recast to US$ as if the financial statements originally had been presented in US$ since the earliest periods presented. The Group recognized the cumulative foreign currency translation adjustment to the Group’s comprehensive loss amounted to a loss of US$28,586, US$13,620 and US$25,140 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Accounts receivable concentration of credit risk is as below:

	As of December 31,
	2023		2024
	US$		US$
Company A	—	—%	11,953	19.0%
Company B	12,700	20.9%	9,339	14.8%
Company C	14,589	24.0%	8,319	13.2%
Company D	9,317	15.3%	6,579	10.4%
Total	36,606	60.2%	36,190	57.4%

Recent accounting pronouncements

In November 2024, the FASB issued ASU No. 2024-03, which requires disaggregated disclosure of income statement expenses for public business entities (PBEs). The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. The guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2024-03.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent accounting pronouncements - continued

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update is effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), Income (or loss) from continuing operations before income tax expense (or benefit) and Income tax expense (or benefit) from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Group’s fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2023-09.

3. INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Raw materials	6,957	5,699
Work in process	10,618	5,265
Finished goods	67,312	45,825
Inventories, net	84,887	56,789

During the years ended December 31, 2022, 2023 and 2024, the Group recorded a provision for the excess and obsolete inventories amounting to US$5,878, US$7,297 and US$5,168 respectively.

4. SHORT-TERM INVESTMENTS

	As of December 31,
	2023	2024
	US$	US$
Convertible bonds	5,153	997
Total:	5,153	997

Short-term investments included convertible bonds with maturities less than 1 year, which were classified as available-for-sales investments and measured at fair value. The Group recognized US$297 unrealized gains, US$277 and US$809 unrealized losses, and nil, nil, and US$1,949 impairment loss from these investments in 2022, 2023 and 2024, respectively.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2023	2024
	US$	US$
Value-added tax receivable	3,748	7,731
Other receivables	8,883	5,786
Prepaid expenses	4,025	3,663
Rental deposits	230	233
Advances to suppliers	5	2
Total	16,891	17,415

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Software and electronic equipment	11,792	11,670
Buildings	4,896	4,763
Leasehold improvements	13,082	11,312
Total	29,770	27,745
Less: accumulated depreciation	(20,990)	(20,860)
Construction in progress	149	13
Property, plant and equipment, net	8,929	6,898

The Group has recorded depreciation expenses of US$6,153, US$5,196 and US$2,571 during the years ended December 31, 2022, 2023 and 2024, respectively. No impairment was recorded during the years ended December 31, 2022, 2023 and 2024.

7. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Intangible assets with indefinite lives:
Domain name	285	277
Insurance brokerage license, trademark and others	1,071	1,125
Intangible assets with finite lives:
Patents and trademark	18,690	18,344
Less: accumulated amortization	10,178	12,655
Intangible assets, net	9,868	7,091

During the year ended December 31, 2023, the Group has recorded US$1,135 impairment loss on the insurance brokerage license. Subsequently in August 2023, the Group disposed of such insurance brokerage license to a third party for a total cash consideration of US$2,824. Accordingly the carrying amount of the insurance brokerage license and the deferred tax liabilities balance amounting to US$1,316 arose from the acquisition of such insurance brokerage license were derecognized.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

7. INTANGIBLE ASSETS, NET - CONTINUED

Amortization expenses for the intangible assets for the years ended December 31, 2022, 2023 and 2024, were US$2,558, US$2,494 and US$2,446, respectively. Future amortization expenses relating to the existing intangible assets amounted to US$1,780 for the next year, US$1,246 for the second and third year, US$1,186 for the fourth year, US$181 for the fifth year and US$50 thereafter.

8. LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Equity securities without readily determinable fair value
Sifive, Inc. (“Sifive”) (a)	13,863	13,863
AliveCor, Inc., (“Alivecor”) (b)	3,564	3,564
Promaxo, Inc.(“Promaxo”) (c)	4,000	7,293
Other equity securities without readily determinable fair value (d)	13,409	5,966
Equity securities with readily determinable fair value
Hyperfine Inc. (e)	853	670
Equity method investments:
Jiangsu Yitong High-Tech Co, Ltd(“Jiangsu Yitong”) (f)	136,167	130,457
Hefei Huaying Xingzhi Fund Partnership (limited partnership) (“Huaying Fund I”) (g)	7,336	4,772
Anhui Huaying Zhihui Wulian Fund Partnership(limited partnership)(“Huaying Fund II”) (h)	28,302	26,332
Other equity method investments (i)	7,510	6,327
Available-for-sale investments
Shenzhen Yunding Information Technology Co., Ltd. (“Yunding”) (j)	12,978	9,175
Orca Semiconductor Ltd. (“Orca”) (k)	—	8,500
Other available-for-sale investments (l)	10,558	8,991
Total	238,540	225,910
(a)	In 2018, the Group invested US$1,800 to acquire 1.01% equity interests in Sifive. Sifive is a private company engaging in the business of semiconductor. The equity interest is not considered in-substance common shares due to substantial liquidation preference rights. Accordingly, the investment in Sifive was accounted for as equity securities without readily determinable fair value. The Group recognized US$10,448, nil and nil gain from the fair value change of this investment during the years ended December 31, 2022, 2023 and 2024, respectively.
(b)	In 2019, the Group invested US$1,000 in a convertible bond issued by Alivecor with 3% interest rate. In February 2020, the Group converted the bond to 0.56% equity interest and the equity interest is not considered in-substance common shares due to substantial liquidation rights owned by the Group. Accordingly, the investment in Alivecor was accounted for as equity securities without readily determinable fair value. The Group recognized US$1,212, nil and nil gain from the fair value change of this investment during the years ended December 31, 2022, 2023 and 2024, respectively.
(c)	In 2020, the Group invested US$4,000 to acquire 4.05% equity interests in Promaxo. Promaxo is a private company engaging in the business of Magnetic Resonance (“MR”) technology. The equity interest is not considered in-substance common shares due to substantial liquidation preference rights. Accordingly, the investment in Promaxo was accounted for as equity securities without readily determinable fair value. The Group recognized nil, nil and US$2,194 gain from the fair value change of this investment during the years ended December 31, 2022, 2023 and 2024, respectively.
(d)	These other investments represent certain insignificant investments in the third-party private companies, which the Group has no significant influence over the investees and accounted for these investments as equity securities without readily determinable fair value investments. The Group recognized US$7,260 impairment loss during the year ended December 31, 2024.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

8. LONG-TERM INVESTMENTS - CONTINUED

(e)	In December 2021, Hyperfine was successfully listed in the US capital market through a special purpose acquisition and the investment in Hyperfine was converted from equity securities without readily determinable fair value to equity securities with readily determinable fair value. The Group recorded US$(4,330), US$213 and US$(183) realized (loss)/gain from the fair value change of this investment during the years ended December 31, 2022, 2023 and 2024, respectively.
(f)	In February 2021, the Group acquired 29.99% equity interest of Jiangsu Yitong, a company listed on the Shenzhen stock exchange, for a total cash consideration of US$144.89 million. The purpose of the investment is to expand the healthcare ecosystem in the domestic market. The investment of Jiangsu Yitong is accounted for using the equity method as the Group can exercise significant influence through its board representation without obtaining control. During 2022, the Group further acquired 0.01% equity interest of Jiangsu Yitong. The Group recorded US$1,135, US$(177) and US$(2,020) gain/(loss) from this equity method investment during the year ended December 31, 2022, 2023 and 2024, respectively.

The total consideration of the investment in Jiangsu Yitong was US$150,776. As of December 31, 2023, the carrying value of the investment in Jiangsu Yitong was US$136,167 and the difference with the proportionate share of Jiangsu Yitong’s net assets was US$114,179, which allocated into goodwill, intangible assets and others assets with the amount of US$89,673, US$24,109 and US$396, respectively.

As of December 31, 2024, the carrying value of the investment in Jiangsu Yitong was US$130,457 and the difference with the proportionate share of Jiangsu Yitong’s net assets was US$110,594, which allocated into goodwill, intangible assets and others assets with the amount of US$87,224, US$23,334 and US$36, respectively.

The intangible assets are trademark with indefinite life and patents with definite life, which are amortized on a straight-line basis over the estimated useful life of 3 to 7 years.

(g)	In 2016, the Group invested US$7,528 to acquire a 49.5% equity interests in a limited partnership, Huaying Fund I, which is a fund engaged in investing activities in small and middle scale High Tech private companies. The Group accounted for the investment under the equity method because the investments are common stock and the Group has significant influence through its board seat but does not control Huaying Fund I. The Group recorded US$8, US$958 and US$1,518 of loss from this investment during the years ended December 31, 2022, 2023 and 2024, respectively.
(h)	In 2019, the Group invested US$14,957 to acquire a 34% equity interests in a limited partnership, Huaying Fund II, a fund engaged in investing activities in small and middle scale High Tech private companies. The Group accounted for the investment using the equity method as the Group has significant influence through its board seat but does not control Huaying Fund II. In March 2021, the Group paid the second installment of cash consideration in Huaying Fund II for an amount of US$10.3 million. In October 2023, the Group received a distribution of US$ 3.7 million from Huaying Fund II, which is related to the capital of Huaying Fund II previously injected by the Group. The Group recorded US$1,838, US$2,042 and US$(564) of income/(loss) from this investment during the years ended December 31, 2022, 2023 and 2024, respectively.
(i)	The other equity method investments represent several insignificant investments classified as equity method investments as the Group has the ability to exercise significant influence but does not have control over the investees.
(j)	In 2020, the Group invested US$3,322 in a convertible bond issued by Yunding with interest rates ranging from 4.35% to 8.70%. The Group also had 17.32% equity interests in Yunding, which was accounted for as available-for-sale debt investment due to the redemption feature included in the investment as of December 31, 2022, 2023 and 2024, respectively. The Group also recorded an unrealized gain/(loss) of US$3,287, US$2,645 and US$(221) in other comprehensive income/(loss) for the years ended December 31, 2022, 2023 and 2024, respectively.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

8. LONG-TERM INVESTMENTS - CONTINUED

(k)	In April 2024 and November 2024, the Company entered into two convertible loan agreements with Orca, a signal semiconductor manufacturer, agreeing to provide US$8,364 in bridge loans to Orca at an interest rate of 5% per annum and a two-year maturity, of which US$6,402 was paid in cash and US$1,962 was converted from a receivable from Orca. These convertible loans were recorded as an available - for - sale investment. The Group also recorded an unrealized gain of US$136 in other comprehensive income for the year ended December 31, 2024.
(l)	Other available-for-sale investments represent investments in debt securities and measured at fair value. Those investments mainly include investments in convertible bonds as well as investment with redemption features which are considered as debt instruments.

The Group summarizes the condensed financial information of the Group’s equity investments using equity method as a group below in accordance with Rule 4-08 of Regulation S-X:

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$
Revenue	61,372	32,966	13,447
Gross profit	21,910	12,028	674
Income/(loss) from operations	10,204	1,036	(10,841)
Net income/(loss)	9,814	1,987	(10,522)
Net income/(loss) attributable to ordinary shareholders	9,814	1,987	(10,522)

	As of December 31,
	2023	2024
	US$	US$
Current assets	220,034	193,138
Non-current assets	28,548	26,923
Current liabilities	14,173	15,547
Non-current liabilities	700	865

9. FAIR-VALUE MEASUREMENT

Fair-value measurement on a recurring basis

As of December 31, 2023 and 2024, the financial assets measured at fair value on a recurring basis mainly consist of available-for-sale investments and equity securities with readily determinable fair value. Available-for-sale investment includes convertible bonds and redeemable preferred shares, which are recorded in short-term and long-term investments. The fair value hierarchy of these investments as of December 31, 2023 and 2024 are as follows:

	As of December 31, 2023
	Quoted Prices in		Significant
	Active Market for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
Descriptions	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Short-term investments:
Convertible bonds	—	1,112	4,041	5,153
Long-term investments:
Convertible bonds	—	5,733	—	5,733
Redeemable preferred shares	—	9,656	8,147	17,803
Equity securities with readily determinable fair value	853	—	—	853
Total:	853	16,501	12,188	29,542

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

9. FAIR-VALUE MEASUREMENT - CONTINUED

Fair-value measurement on a recurring basis - continued

	As of December 31, 2024
	Quoted Prices in		Significant
	Active Market for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
Descriptions	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Short-term investments:
Convertible bonds	—	—	997	997
Long-term investments:
Convertible bonds	—	—	10,983	10,983
Redeemable preferred shares	—	—	15,683	15,683
Equity securities with readily determinable fair value	670	—	—	670
Total:	670	—	27,663	28,333

The Group measured the fair value of equity securities with readily determinable fair value based on the quoted market price and classified as level 1 investments.

The Group measured the fair value of the convertible bonds based on the respective principals, expected returns and the estimated conversion value by using the binomial tree model. Those convertible bonds are classified in Level 2 or Level 3 depending on whether significant unobservable inputs are used in the fair value determination.

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

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

9. FAIR-VALUE MEASUREMENT - CONTINUED

Fair-value measurement on a recurring basis - continued

There were certain redeemable preferred shares and convertible bonds transferred from level 2 to level 3 during the years ended December 31, 2023 and 2024. The following table provides additional information about the reconciliation of the fair value measurements of assets using significant unobservable inputs (level 3).

Level 3
investments
US$
Balance as of December 31, 2022	21,181
Transfer to level 2	(11,565)
Transfer from level 2	5,218
Realized gain	31
Unrealized loss	(1,417)
Disposal	(1,260)
Balance as of December 31, 2023	12,188
Addition	8,364
Transfer from level 2	12,068
Impairment loss	(2,869)
Unrealized loss	(1,813)
Disposal	(275)
Balance as of December 31, 2024	27,663

The Group recognized US$2,869 impairment loss for the level 3 investments in 2024. A US$1,500 impairment loss was recognized on an investment in which the investee entered liquidation in 2024 with minimum recoverable value. The remaining impairment loss was attributable to declines in the fair value of individual available-for-sale investments below their amortized cost, driven by credit-related factors.

Fair-value measurement on a non-recurring basis

Goodwill and acquired intangible assets are measured at fair value on a non-recurring basis when an impairment is recognized. The Group measures goodwill at fair value annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value. The fair value of goodwill is determined using discounted cash flows, and an impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group measures acquired intangible assets using the income approach—discounted cash flow method, when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. During the years ended December 31, 2022, 2023 and 2024, the Group recorded nil, US$1,135 and nil impairment loss for intangible assets, and no impairment loss was recognized for goodwill.

The Group measures long-term investments (excluding the equity securities with readily determinable fair values, available-for-sale investments, and the equity method investments) at fair value on a nonrecurring basis only if an impairment indicator exist or an observable price adjustment is available in the current period. For equity securities without readily determinable fair value for which the Group elected to use the measurement alternative, the investment is measured at fair value on a nonrecurring basis whenever there is an impairment or any changes resulting from observable price changes in an orderly transaction for the identical or a similar investment of the same issuer. The fair value of the investment is categorized as level 2 in the fair value hierarchy when directly or indirectly observable inputs in the market place are identified. Whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable, the fair value of aforementioned long-term investments is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2023	2024
	US$	US$
Government subsidies	22,818	22,078
Deferred revenue	7,603	4,946
Other tax payable	2,647	3,653
Accrued payroll and welfare	1,951	1,913
Refund liabilities	1,094	1,377
Current operating lease liabilities	3,873	1,357
Product warranty	1,718	499
Accrued expenses	832	123
Other current liabilities	1,914	1,630
Total	44,450	37,576

Product warranty activities were as follows:

US$
Balance as of January 1, 2022	3,901
Provided during the year	4,034
Utilized during the year	(5,091)
Exchange difference	(271)
Balance as of December 31, 2022	2,573
Provided during the year	3,613
Utilized during the year	(4,397)
Exchange difference	(71)
Balance as of December 31, 2023	1,718
Provided during the year	1,685
Utilized during the year	(2,872)
Exchange difference	(32)
Balance as of December 31, 2024	499

11. BANK BORROWINGS

The Group borrowed approximately US$124,663, US$56,490 and US$10,959 in different currencies from several commercial banks with weighted average interest rate of 3.13%, 2.95% and 2.75%, and repaid US$108,114, US$103,800 and US$12,604 in 2022, 2023 and 2024, respectively. These bank loans have maturities ranging from one to seven years and are used for the daily operations and investing activities of the Group. As of December 31, 2024, the unused lines of credit in the Group amounted to US$249,350 which is available for future borrowing.

As of December 31, 2024, a balance of US$40 million bank borrowing was provided by the bank for the sole use of the investment in Jiangsu Yitong and the Group has pledged 15.79% equity interest in Jiangsu Yitong to the bank. For some of the long-term bank borrowings, there are certain customary covenants regarding limits on levels of indebtedness, mergers, asset dispositions, changes in business, advances, investments, loans, restricted payments and financial condition such as the profitability, debt ratio, liquidation ratio and etc. Failure to meet any of the above requirements would result in an event of default that would allow lenders to declare amounts outstanding immediately due and payable and would allow the lenders to enforce their interests against collateral pledged if the Group was unable to settle the amounts outstanding. The Group was in compliance with all financial debt covenants as of December 31, 2024.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

11. BANK BORROWINGS - CONTINUED

The principal repayment schedule of the bank borrowings in the following five years is listed as below:

Repayment Amount
US$
2025	41,853
2026	32,126
2027	27,400
2028	15,715

Subsequent in January 2025, the Company renewed one of its borrowings with total amount of US$24,660, two-year maturity and 2.7% interest rate. Due to the renewal, the Company reclassified the original borrowing from short-term borrowing to long-term borrowing as of December 31, 2024.

12. INCOME TAXES

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

The Company’s subsidiaries Zepp Europe and Zepp Netherlands are located in Netherlands and subject to an income tax rate for taxable income earned as determined in accordance with relevant tax rules and regulations in Netherlands. The first €0.2 million (approximately US$0.19 million) of profits earned will be taxed at 19%, while the remaining profits will be taxed at 25.8%.

The Company’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries are subject to the 25% standard enterprise income tax rate except for Anhui Huami and Anhui Health and Shun Yuan that qualify as a high and new technology enterprise (“HNTE”), which are subject to a tax rate of 15%. Anhui Huami began to qualify as HNTE in 2015 and renewed the HNTE certificate in July 2018, September 2021 and November 2024. Accordingly, Anhui Huami was subject to a tax rate of 15% during the years ended December 31, 2022, 2023 and 2024. Anhui Health qualifed as a HNTE in August 2020 and renewed the HNTE certificate in November 2023, which was subject to a tax rate of 15% during the year ended December 31, 2022, 2023 and 2024. In addition, Shun Yuan qualified as a HNTE since December 2021 and renewed the HNTE certificate in October 2024, which was subject to a tax rate of 15% during the years ended December 31, 2022, 2023 and 2024.

The current and deferred components of income taxes appearing in the consolidated statements of operation are as follows:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Current tax expenses	57	446	248
Deferred tax (benefits)/expenses	(9,922)	(2,876)	13,445
Income tax (benefits)/expenses	(9,865)	(2,430)	13,693

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

12. INCOME TAXES - CONTINUED

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2023	2024
	US$	US$
Accrued expenses and other current liabilities	6,620	5,743
Net operating loss carry forwards	25,873	22,477
Intra-entity transfer of certain intangible assets	9,945	16,581
Total deferred tax assets	42,438	44,801
Less: valuation allowance	(10,037)	(27,336)
Deferred tax assets, net	32,401	17,465

As of December 31, 2024, the Group had US$297,264 operating losses deriving from entities in the PRC, HK, U.S., Canada, and etc. The operating losses in the PRC amounted to US$262,564 and can be carried forward for five years, or ten years if the Group qualifies as HNTE and operating losses are not utilized, some will begin to expire in 2025. The operating loss incurred in the U.S. before December 31, 2017 can be carried forward for 20 years to offset future taxable profit, while other losses incurred after December 31, 2017 may be carried forward indefinitely. The tax losses incurred in HK can be carried forward indefinitely. The operating loss incurred in the Canada can be carried back 3 years and forward 20 years for deduction against any form of income.

Management assesses the available positive and negative evidence in certain entities in the PRC, HK, U.S. and Canada to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets and determines the valuation allowance on an entity by entity basis. In making such determination, the Group considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-forward periods provided for in the tax law. On the basis of this evaluation, for the years ended December 31, 2023 and 2024, the Group had US$10,037 and US$27,336 valuation allowance for the deferred tax assets.

Reconciliation between the tax expense computed by applying the PRC enterprise tax rate of 25% to loss before income tax and the actual income tax (benefits)/expenses were as follows:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Loss before income tax	(55,894)	(34,629)	(57,904)
Tax effect at PRC enterprise income tax rate of 25%	(13,974)	(8,657)	(14,476)
Effect of preferential tax rates	4,426	274	(1,331)
Tax effect of permanence differences	(7,938)	(1,173)	3,284
Effect of income tax rate differences in other jurisdictions	2,388	3,020	8,917
Changes in valuation allowances	5,233	4,106	17,299
Income tax (benefits)/expenses	(9,865)	(2,430)	13,693

If Anhui Huami, Anhui Health and Shun Yuan did not enjoy the tax holidays, the tax benefit would have decreased by US$4,426, US$274 and tax expenses would have been decreased by US$1,331 for the year ended December 31, 2022, 2023 and 2024, respectively. The increase in basic and diluted net loss per ordinary share would be US$0.02, US$0.001 and decrease US$0.005 for the year ended December 31, 2022, 2023 and 2024, respectively.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

12. INCOME TAXES - CONTINUED

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

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIEs that are available for distribution amounted to US$304,782 and US$284,098 as of December 31, 2023 and 2024, respectively. Upon distribution of such earnings, the Company will be subject to PRC EIT taxes, the amount of which is impractical to estimate. The Company did not record any tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

The Group did not identify any significant unrecognized tax benefits for the years ended December 31, 2022, 2023 and 2024, respectively. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding US$14 is specifically listed as a “special circumstance”). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion. Therefore, the Group’s PRC domiciled entities are subject to examination by the PRC tax authorities based on the above.

13. ORDINARY SHARES

As of December 31, 2024, the Company had 405,462,685 ordinary shares authorized with a par value of US$0.0001 per share. There are two classes of ordinary shares which include the class A ordinary shares and class B ordinary shares. Holders of class A ordinary shares are entitled to one vote per share, while holders of class B ordinary shares are entitled to ten votes per share.

The Company repurchased 7,331,208 and 9,466,980 class A shares from the market for a total consideration of US$2,558 and US$2,119, at a weighted average price of US$ 0.344 and US$0.218 per share during the years ended December 31, 2023 and 2024, respectively. The shares are reserved for the employees and non-employees in the share incentive plan.

14. SHARE-BASED PAYMENT

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

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

14. SHARE-BASED PAYMENT - CONTINUED

Share options-continued

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

The weighted average exercise price of options granted during the years ended December 31, 2022, 2023 and 2024 was US$0 per share. The Group calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with assistance from independent valuation firms. Assumptions used to determine the fair value of share options granted during the years ended December 31, 2022, 2023 and 2024 are summarized in the following table:

	For the years ended December 31,
	2022	2023	2024
Risk-free interest rate	4.25%	3.79-4.86%	4.25-4.43%
Expected volatility	52.4%	52.3-52.7%	52.4-52.97%
Expected life of option (years)	10	10	10
Expected dividend yield	—%	—%	—%
Fair value per ordinary share	US$0.28	US$0.25-0.39	US$0.19-0.28

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

(v) Fair value of underlying ordinary shares

During the years ended December 31, 2022, 2023 and 2024, the fair value of the underlying ordinary shares was determined based on the closing market price of the share.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

14. SHARE-BASED PAYMENT - CONTINUED

Share options-continued

2023 Share Incentive Plan - continued

A summary of the stock option activity under the 2015, 2018 and 2023 Plan during the year ended December 31, 2024 is included in the table below.

		Weighted average
		exercise price
	Number of options	per option
		US$
Outstanding at January 1, 2024	15,418,049	0.04
Granted	4,289,668	—
Exercised	(575,960)	—
Forfeited	(28,992)	—
Outstanding at December 31, 2024	19,102,765	0.03

The following table summarizes information regarding the share options as of December 31, 2024:

	December 31, 2024
			Weighted
			average remaining
		Weighted	exercise
		average exercise	contractual	Aggregate
	Options Number	price per option	life (years)	intrinsic value
		US$		US$
Options
Outstanding	19,102,765	0.03	6.73	2,987
Exercisable	18,350,411	0.03	6.74	2,865
Expected to vest	752,354	—	6.36	122

The total intrinsic value of options exercised during the years ended December 31, 2022, 2023 and 2024 amounted US$1,579, US$949 and US$94, respectively.

The weighted average grant date fair value of options granted during the year ended December 31, 2022, 2023 and 2024 was US$0.28, US$0.40 and US$0.26 per share, respectively.

As of December 31, 2024, there was US$513 of unrecognized compensation expenses related to the options which will be recognized within two years.

RSU

During the years ended December 31, 2022, 2023 and 2024, the Company granted 100,972, 869,584 and 1,560,932 RSU respectively to employees. Most of the shares have a vesting period of four or five years of employment services with the various vesting percentage in each year, or 20% on an annual basis over a five-year vesting period. The RSU are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested shares. In the event a non-vested shareholder’s employment for the Company is terminated for any reason prior to the fourth anniversary of the grant date, the holder’s right to the non-vested shares will terminate immediately. The outstanding RSU shall be forfeited and automatically transferred to and reacquired by the Company at nil consideration.

The Group recognized compensation expenses over the service period on a straight-line basis. The aggregate fair value of the RSU at grant dates was US$20,974 as of December 31, 2024.The weighted average grant-date fair value per share of non-vested shares was US$3.15 for the year ended December 31, 2024. The fair value of the vested RSU was US$3,797, US$2,845 and US$2,199 during the years ended December 31, 2022, 2023 and 2024.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

14. SHARE-BASED PAYMENT - CONTINUED

RSU continued

As of December 31, 2024, there was US$866 unrecognized compensation expenses related to RSU which is expected to be recognized over a weighted average vesting period of 0.75 years. The weighted average granted fair value of RSU granted during the years ended December 31, 2022, 2023 and 2024 were US$0.99, US$0.50 and US$0.24, respectively.

A summary of the RSU activity during the year ended December 31, 2024 is presented below:

RSUs
Unvested balance as of January 1, 2024	935,200
Granted	1,560,932
Forfeited	—
Vested	(2,128,532)
Unvested balance as of December 31, 2024	367,600

Total share-based compensation recognized during the years ended December 31, 2022, 2023 and 2024 was as follows:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
General and administrative	3,082	4,296	2,245
Research and development	3,549	3,859	2,071
Selling and marketing	641	637	462
Total share-based compensation expenses	7,272	8,792	4,778

15. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were US$15,061, US$11,218 and US$9,844 during the years ended December 31, 2022, 2023 and 2024.

16. SEGMENT INFORMATION

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker (the “CODM). The Group’s CODM has been identified as the CEO, who reviews consolidated financial information when making decisions about allocating resources and assessing performance of the Group. In prior years, the Group identified two reportable segments, the Xiaomi wearable products segment and Self-branded products and others segment.

Beginning in fiscal year 2024, to better align with its strategic focus on Amazfit-branded product developments, the Group consolidated its previous two segments (Xiaomi wearable products and Self-branded products) into a one single reportable segment (Amazfit-branded products). This change reflects its streamlined organizational structure and unified business strategy moving forward, with disclosure retrospectively revised.

The Group’s CODM uses consolidated net income in the annual budget and forecasting process, and considers budget-to-actual variances on a quarterly basis when making decisions about the allocation of operating and capital resources. Significant segment expenses were the same as those presented under the cost of revenue and operating expenses in the consolidated statements of operations. Other segment items included in consolidated net income were interest income, interest expense, other income, net and income tax expenses in the accompanying consolidated statements of operations.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

16. SEGMENT INFORMATION CONTINUED

The Group primarily operates in the PRC and long-lived assets are mostly located in the PRC with total amount of US$15,180 and US$9,734 as of December 31, 2023 and 2024, respectively. The total amount of long-lived assets located in the oversea countries is US$568 and US$622 as of December 31, 2023 and 2024, respectively.

Revenue of the Group from Asia-Pacific, Europe, North America and others, where the customers located, is US$373,988, US$185,244, US$53,611 and US$798 during the year ended December 31, 2022, US$180,971, US$134,554, US$33,129 and US$4,206 during the year ended December 31, 2023, and US$75,532, US$74,883, US$27,371 and US$4,817 during the year ended December 31, 2024, respectively. The revenue from the United States is US$27,192 during the year ended December 31, 2024.

17. STATUTORY RESERVES AND RESTRICTED NET ASSETS

PRC legal restrictions permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC subsidiaries must make appropriations from after-tax profit to non-distributable statutory reserve funds as determined by the Board of Directors of the Group. Subject to certain cumulative limits including until the total amount set aside reaches 50% of its registered capital, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end). These reserve funds can only be used for specific purposes and are not distributable as cash dividends and the maximum required amount is 50% of registered capital. During the years ended December 31, 2022, 2023 and 2024, the Group accrued an additional nil, nil and nil statutory reserve from the new appropriable profit earned by certain PRC entities in the Group.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The balances of restricted net assets were US$40,134, US$48,920 and US$49,824 as of December 31, 2022, 2023 and 2024, respectively.

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

18. RELATED PARTY BALANCES AND TRANSACTIONS

Names	Relationship with the Group
Xiaomi Communication Technology Co. Ltd.(“Xiaomi Communication”)	Controlled by one of the Company’s shareholders
Xiaomi Technology Co. Ltd. (“Xiaomi Technology”)	Controlled by one of the Company’s shareholders
Xiaomi Youpin Technology Co. Ltd. (“Xiaomi Youpin”)	Controlled by one of the Company’s shareholders
Youpin Information Technology Co. Ltd. (“Youpin Information”, together with “Xiaomi Youpin”, as “Xiaomi Youpin”)	Controlled by one of the Company’s shareholders
Whale Microelectronics Co., Ltd (“Whale Microelectronics”)	Significant influence by the Group
Hefei Zepp Medical System Co., Ltd. (“Field Medical”)	Controlled by one of the Company’s shareholders
A vice president	Key management

(1)Balances:

	As of December 31,
	2023	2024
	US$	US$
Amounts due from related parties:
Current:
Xiaomi Communication (a)	4,984	497
Whale Microelectronics(b)	2,266	1,563
Field Medical (c)	601	603
Xiaomi Technology	396	—
Others	358	—
Non-current:
Whale Microelectronics (b)	2,008	1,052
A vice president (d)	943	967
Total	11,556	4,682

	As of December 31,
	2023	2024
	US$	US$
Amounts due to related parties, current:
Whale Microelectronics (b)	1,641	1,603
Xiaomi Communication	294	—
Xiaomi Technology(e)	1,540	874
Total	3,475	2,477

(2)Transactions:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Sales to related parties:
Xiaomi Communication	252,807	92,046	11,002
Xiaomi Youpin	1,032	—	—
Transfer of intangible assets:
Whale Microelectronics (b)	—	2,923	—
Total	253,839	94,969	11,002

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

18. RELATED PARTY BALANCES AND TRANSACTIONS – CONTINUED

(2)Transactions: - continued

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Purchase from a related party
Whale Microelectronics (b)	33,017	12,261	3,338
(a)	The amount due from Xiaomi Communication represents receivables from the sales of products and services, which included an unbilled amount of US$269 and US$3 as of December 31, 2023 and 2024, respectively.
(b)	The amount due from Whale Microelectronics represents the receivable in relation to the transfer of certain intangible assets from the Group to Whale Microelectronics for a total consideration of US$3,006, including VAT, in which US$310 and US$1,052 was collected by the Group during the year ended December 31, 2023 and 2024. Based on the agreement, there is a contingent compensation agreed by the Group that the Group will compensate Whale Microelectronics if the development and utilization of the intangible assets failed in the future and when certain conditions met. The amount due to Whale Microelectronics represents the payables in relation to the purchase of raw material from Whale Microelectronics.
(c)	The amount due from Field Medical represents loans the Group provided to Field Medical to support the daily operation. In 2023, Field Medical completed its newly round of financing and part of the borrowings from the Group was converted into convertible loans and was measured as available-for-sale investment.
(d)	It represents a loan provided to a vice president.
(e)	The amounts due to Xiaomi Technology represent the payable for the cloud service received by the Group.

19. NET LOSS PER SHARE

The computation of basic and diluted net income per share for the years ended December 31, 2022, 2023 and 2024 is as follows:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Basic and diluted net loss per share calculation-Numerator:
Net loss for the year attributable to the Company:	(43,243)	(31,020)	(75,733)
Net loss attributed to ordinary shareholders for computing net loss per ordinary shares - basic and diluted	(43,243)	(31,020)	(75,733)
Denominator:
Weighted average ordinary shares outstanding used in computing net loss per ordinary shares – basic and diluted	246,283,328	243,135,964	258,876,120
Net loss per ordinary share attributable to ordinary shareholders—basic and diluted	(0.18)	(0.13)	(0.29)

For the years ended December 31, 2022, 2023 and 2024, the following shares outstanding were excluded from the calculation of diluted net income per ordinary shares, as their inclusion would have been anti-dilutive for the years presented:

	For the years ended December 31,
	2022	2023	2024
Shares issuable upon exercise of share options, restricted shares and RSUs	7,390,487	14,307,733	483,333

ZEPP HEALTH CORPORATION

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

20. LEASES

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

The following table represents lease costs recognized in the Group’s consolidated statements of operation for the years ended December 31, 2022, 2023 and 2024. Lease costs are included in selling expenses, general and administrative expenses and research and development expenses on the Group’s consolidated statements of operations.

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Operating lease cost (1)	5,562	4,844	1,755
Sublease income	(1,307)	(1,343)	(109)
Total lease cost	4,255	3,501	1,646
(1)	Operating lease cost includes short-term lease costs, which was not material in the years presented.

The following table represents the components of leases that are recognized on the Group’s consolidated balance sheets as of December 31, 2023 and 2024.

	As of December 31,
	2023		2024
	US$		US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	5,843		1,905
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	3,901		2,355
Weighted average remaining lease term:
Operating leases	2.46	years	2.96	years
Weighted average discount rate:
Operating leases	5.24%		4.77%

The following is a maturity analysis of the annual undiscounted cash flows for the year ended December 31, 2024:

Year ending December 31,	US$
2025	1,393
2026	1,185
2027	714
2028	337
Total lease payments	3,629
Less: imputed interest	(265)
Present value of lease liabilities	3,364

21. SUBSEQUENT EVENT

The Company has evaluated events up to the filing date of these consolidated financial statements and determined there are no subsequent event activity required disclosure.