Form 20-F/A
period 2024-12-31
Zepp Health Corp
filed 2025-05-21
CIK 1720446

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Zepp Health Corporation (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, originally filed with the U.S. Securities Exchange Commission on April 25, 2025 (the “Original Filing”). This Amendment is being filed for the purpose of complying with Regulation S-X, Rule 3-09. Rule 3-09 requires, among other things, that separate financial statements for unconsolidated subsidiaries and investees accounted for by the equity method to be included in the Form 20-F when such entities are individually significant.

We have determined that our equity method investment in Jiangsu Yitong High-tech Co., Ltd. (hereinafter referred to as “Jiangsu Yitong”), which is not consolidated in our financial statements, was significant under the investment test of Rule 1-02(w) of Regulation S-X in relation to our financial results for the year ended December 31, 2024. This Amendment is therefore filed to supplement the Original Filing with the inclusion of the financial statements and related notes of Jiangsu Yitong as of December 31, 2023 and 2024 and for the fiscal years ended December 31, 2022, 2023 and 2024 (the “Jiangsu Yitong Financial Statements”).

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

The following financial statements are included in this Form 20-F/A:

Consolidated financial statements of Jiangsu Yitong High-tech Co., Ltd. as of December 31, 2023 and 2024 and for the fiscal years ended December 31, 2022, 2023 and 2024.

1

JIANGSU YITONG HIGH-TECH CO., LTD

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Jiangsu Yitong High-tech Co., Ltd

We have audited the accompanying consolidated balance sheets of Jiangsu Yitong High-tech Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in equity, and cash flows for the years ended December 31, 2024 and 2023, and the related notes.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Other Matter

The accompanying consolidated statements of operations, of changes in equity and of cash flow of Jiangsu High-Tech Co., Ltd. and its subsidiaries for the year then ended December 31, 2022 are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2022 financial statements to be audited and they are therefore not covered by this report.

/s/ BROOK & PARTNERS CPAs

We have served as the Company’s auditor since 2023.

Beijing, the People’s Republic of China

May 21, 2025

JIANGSU YITONG HIGH-TECH CO., LTD
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$ Note2
ASSETS
Current assets
Cash and cash equivalents	331,532	229,364	31,423
Restricted cash	2,384	1,259	172
Notes receivable	305	766	105
Accounts receivable, net (net of allowance of RMB3,884, RMB8,945 as of December 31, 2023 and 2024, respectively)	21,315	121,488	16,644
Amounts due from related parties	11,798	18,318	2,510
Inventories, net	18,146	23,026	3,155
Installment payment receivables, net, current portion	24,360	33,189	4,547
Contract assets	399	6,598	904
Prepaid expenses and other current assets	8,536	17,853	2,446
Total current assets	418,775	451,861	61,906
Non-current assets
Installment payment receivables, net	41,455	22,387	3,067
Property and equipment, net	84,052	74,170	10,161
Intangible assets, net	40,700	45,735	6,266
Goodwill	-	30,954	4,241
Deferred tax assets	10,910	15,920	2,181
Operating lease right-of-use assets, net	787	957	131
Other non-current assets	-	4,225	579
Total non-current assets	177,904	194,348	26,626
Total assets	596,679	646,209	88,532

JIANGSU YITONG HIGH-TECH CO., LTD
CONSOLIDATED BALANCE SHEETS - CONTINUED
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$ Note2
LIABILITIES
Current liabilities
Short-term bank borrowing	-	1,103	151
Notes payable	7,758	4,009	549
Accounts payable	14,858	49,094	6,726
Advance from customers	3,375	3,998	548
Income tax payable	1,349	4,163	570
Accrued expenses and other current liabilities	13,143	26,055	3,572
Amounts due to related parties	30,849	43,965	6,023
Total current liabilities	71,332	132,387	18,139
Non-current liabilities
Deferred revenue	4,387	3,660	501
Amounts due to related parties, non-current	294	22	3
Deferred tax liabilities	289	264	36
Long-term bank borrowing	-	8,898	1,219
Other non-current liabilities	-	736	101
Total non-current liabilities	4,970	13,580	1,860
Total liabilities	76,302	145,967	19,999
Equity
Ordinary shares	303,907	303,930	41,638
Additional paid-in capital	54,479	55,545	7,610
Accumulated retained earnings	161,991	123,127	16,868
Total Jiangsu Yitong High-tech Co., Ltd shareholders’ equity	520,377	482,602	66,116
Noncontrolling interest	-	17,640	2,417
Total equity	520,377	500,242	68,533
Total liabilities and equity	596,679	646,209	88,532

The accompanying notes are an integral part of these consolidated financial statements.

JIANGSU YITONG HIGH-TECH CO., LTD
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the year ended December 31,
	2022 (Unaudited)	2023	2024	2024
	RMB	RMB	RMB	US$ Note2
Revenues (including RMB222,174, RMB89,235 and RMB50,970 with a related party for the years ended December 31, 2022, 2023 and 2024, respectively)	336,163	179,446	99,693	13,658
Cost of revenues (including RMB163,686, RMB62,597 and RMB33,652 resulting from related party sales for the years ended December 31, 2022, 2023 and 2024, respectively)	(245,970)	(127,851)	(69,702)	(9,549)
Gross profit	90,193	51,595	29,991	4,109
Selling and marketing expenses	(2,330)	(1,717)	(2,367)	(324)
General and administrative expenses	(26,830)	(18,176)	(26,407)	(3,618)
Research and development expenses	(45,847)	(53,144)	(55,862)	(7,653)
Total operating expenses	(75,007)	(73,037)	(84,636)	(11,595)
Operating income/(loss)	15,186	(21,442)	(54,645)	(7,486)
Interest income	7,501	9,043	6,644	910
Interest expenses	(46)	(31)	(64)	(9)
Other income, net	5,674	5,411	7,349	1,007
Income/(loss) before income tax expenses	28,315	(7,019)	(40,716)	(5,578)
Income tax (expenses)/benefits	(3,228)	6,463	1,852	254
Net income/(loss)	25,087	(556)	(38,864)	(5,324)
Net income/(loss) per share
Basic and diluted	0.083	(0.002)	(0.128)	(0.018)

The accompanying notes are an integral part of these consolidated financial statements.

JIANGSU YITONG HIGH-TECH CO., LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	Ordinary Shares		Additional Paid-in	Accumulated Retained	Total Jiangsu Yitong Shareholders’	Noncontrolling	Total Shareholders’
	Shares	Amount	Capital	Earnings	Equity	Interest	Equity
As of January 1, 2022 (Unaudited)	302,675,973	302,676	39,955	144,427	487,058	—	487,058
Net income	—	—	—	25,087	25,087	—	25,087
Share-based compensation	—	—	9,228	—	9,228	—	9,228
Dividend distribution	—	—	—	(4,237)	(4,237)	—	(4,237)
As of December 31, 2022 (Unaudited)	302,675,973	302,676	49,183	165,277	517,136	—	517,136
Capital contribution	1,231,250	1,231	6,134	—	7,365	—	7,365
Net loss	—	—	—	(556)	(556)	—	(556)
Share-based compensation	—	—	(838)	—	(838)	—	(838)
Dividend distribution	—	—	—	(2,730)	(2,730)	—	(2,730)
As of December 31, 2023	303,907,223	303,907	54,479	161,991	520,377	—	520,377
Capital contribution	22,500	23	134	—	157	—	157
Net (loss)/income	—	—	—	(38,864)	(38,864)	17,640	(21,224)
Share-based compensation	—	—	(2,014)	—	(2,014)	—	(2,014)
Other contribution	—	—	2,946	—	2,946	—	2,946
As of December 31, 2024	303,929,723	303,930	55,545	123,127	482,602	17,640	500,242

The accompanying notes are an integral part of these consolidated financial statements.

JIANGSU YITONG HIGH-TECH CO., LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the year ended December 31,
	2022 (Unaudited)	2023	2024	2024
	RMB	RMB	RMB	US$ Note2
Cash Flows from Operating Activities
Net income/(loss)	25,087	(556)	(38,864)	(5,324)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Non-cash lease expenses	654	560	816	112
Depreciation and amortization	12,127	17,442	20,314	2,783
Provision for excess and obsolete inventories	601	803	1,201	165
Gain on disposal of property, plant and equipment and others	(17)	(21)	(94)	(13)
Share-based compensation	9,228	(838)	(2,014)	(276)
Deferred income taxes	(86)	(8,738)	(2,042)	(280)
Expected credit loss	(748)	(325)	7,388	1,012
Impairment of contract assets	(390)	(141)	338	46
Impairment of property, plant and equipment	-	-	620	85
Impairment of other non-current assets	-	-	121	17
Changes in operating assets and liabilities:
Notes receivable	409	1,342	(461)	(63)
Accounts receivable	(97)	9,016	(105,234)	(14,417)
Contract assets	1,313	2,814	(6,537)	(896)
Amounts due from related parties	40,483	26,023	(6,520)	(893)
Inventories, net	(12,462)	23,830	(5,448)	(746)
Installment receivables, net - current	(4,484)	(11,304)	(11,520)	(1,578)
Prepayments and other current assets	2,837	(3,330)	(10,919)	(1,496)
Non-current installment receivable	(11,183)	(2,752)	17,012	2,331
Other non-current assets	-	-	(4,225)	(579)
Notes payable	(946)	(3,900)	(3,749)	(514)
Accounts payable	(53,121)	(16,196)	34,236	4,690
Advance from customers	(3,022)	(2,403)	623	85
Income tax payable	1,535	(911)	2,814	386
Accrued expenses and other current liabilities	15	(1,787)	21,169	2,900
Amount due to related parties	846	10,386	27,713	3,797
Deferred revenue	1,100	3,286	(727)	(100)
Other non-current liabilities	-	-	736	101
Net Cash provided by/(used in) Operating Activities	9,679	42,300	(63,253)	(8,665)

JIANGSU YITONG HIGH-TECH CO., LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS – CONTINUED
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the year ended December 31,
	2022 (Unaudited)	2023	2024	2024
	RMB	RMB	RMB	US$ Note2
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	(12,222)	(7,166)	(24,323)	(3,332)
Proceeds from disposal of property and equipment	19	14	608	83
Proceeds from investment income	315	-	473	65
Net cash paid for acquisition of subsidiary	-	-	(17,501)	(2,398)
Net Cash used in Investing Activities	(11,888)	(7,152)	(40,743)	(5,582)
Cash Flows from Financing Activities
Capital contribution	4,093	3,272	157	22
Dividend distribution	(4,237)	(2,730)	-	-
Net Cash (used in)/ provided by Financing Activities	(144)	542	157	22
Effects of exchange rate changes on cash and cash equivalents and restricted cash	(676)	767	546	74
Net increase/ (decrease) in cash, cash equivalents and restricted cash	(3,029)	36,457	(103,293)	(14,151)
Cash, cash equivalents and restricted cash at beginning of the year	300,488	297,459	333,916	45,746
Cash, cash equivalents and restricted cash at end of the year	297,459	333,916	230,623	31,595
Reconciliation of cash and restricted cash
Cash and cash equivalents	293,906	331,532	229,364	31,423
Restricted cash	3,553	2,384	1,259	172
Total cash, cash equivalents and restricted cash	297,459	333,916	230,623	31,595

Supplemental disclosure of cash flow information
Interest paid	63	45	-	-
Income tax paid	2,394	2,377	1,766	242
Non-cash investing activities
Acquisition of intangible assets in amounts due to a related party	-	19,748	-	-

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

The Company’s shares have been listed in Shenzhen Stock Exchange since May 2011 (“the Listing”).

On January 5, 2021, the controlling shareholder entered the agreement with Anhui Shunyuan Xinke Management Consulting Partnership (Limited Partnership) (“Anhui Shunyuan”) to transfer 29.99% equity interest of the Company with an aggregate cash consideration of RMB959.7 million. Anhui Shunyuan is a subsidiary of Zepp Health Corporation (“Zepp”). In May 2022, Anhui Shunyuan acquired another 0.01% equity interest of the Company through Stock Exchange Trading System. After the transaction, Anhui Shunyuan accounted for 30.0% equity interest of the Company. As of December 31, 2023 and 2024, Anhui Shunyuan accounted for 29.88% equity interest of the Company, respectively.

The Company and its subsidiaries (together “the Group”) are primarily engaged in the business of developing, manufacturing and sells of cable television network equipment, providing services to intelligent video monitoring engineering and developing, designing and sells of chips and sensors.

Zepp accounted for its investment in the Group using the equity method. As the Group is considered to be a significant equity method investee of Zepp for the fiscal year of 2024, its financial statements are included as an exhibit to the Annual Report of Zepp on Form 20-F in accordance with Securities and Exchange Commission (“SEC”) Rule 3-09 of Regulation S-X.

As of December 31, 2024, details of the Group’s major subsidiaries were as follows:

Name	Place of incorporation	Date of Incorporation/ acquisition	Percentage of ownership
Suzhou Yiyitong Electronic Information Technology Co., Ltd (“Suzhou Yiyitong”)	PRC	September 25, 2020	100%
Whale Microelectronics Co., Ltd (“Whale Microelectronics”)	PRC	February 7, 2021	100%
Hefei Yunxi Medical Equipment Co., Ltd (“Hefei Yunxi”)	PRC	December 31, 2024	51%

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

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for doubtful accounts, inventory valuation, useful lives of property and equipment and intangible assets, impairment of long-lived assets, purchase price allocations for business combination, uncertain tax position and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

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

Allowance for doubtful accounts

The Group maintains an allowance for doubtful accounts for estimated losses on uncollected accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves. The Group evaluates its receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit loss to reduce its receivables to the amount that it believes will be collected. The Group uses the creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves to monitor the Group’s receivables within the scope of expected credit losses model and use these as a basis to develop the Group’s expected loss estimates. As of December 31, 2023 and 2024, the Group had RMB3,884 and RMB8,945 allowance for doubtful account recorded in accounts receivable.

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

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Business combination

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, any non-controlling interests of the acquiree as well as the contingent consideration at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. The determination and allocation of fair values to the identifiable net assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment from management. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combination. The Group’s goodwill at December 31, 2024 was related to its acquisition of Hefei Yunxi in December 2024. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amount is not amortized but is tested for impairment annually or more frequently if events on changes in circumstance indicate that it might be impaired.

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur and determination of the Group’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

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

Revenue recognition – Continued

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

Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion and advertising expenses, staff costs and other daily expenses which are related to the selling and marketing departments. These expenses are charged to the consolidated statement of operations as incurred.

General and administrative expenses

General and administrative expenses consist primarily of salaries and welfare expenses and related expenses for employees involved in general corporate functions, including accounting, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses, professional service fees and other related expenses. These expenses are charged to the consolidated statement of operations as incurred.

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

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows from RMB into US$ as of and during the year ended December 31, 2024 is solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2993, representing the rate as certified by the statistical release of the Federal Reserve Board of United States on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollar at that rate on December 31, 2024, or at any other rate.

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Net income (loss) per share

Basic net income (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

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

Major Customers

Accounts receivable concentration of credit risk is as below:

	As of December 31,
	2023		2024
	RMB		RMB
Company A	-	-	48,956	40.3%
Company B	-	-	24,844	20.4%
Company C	-	-	17,538	14.4%
Company D	3,577	16.8%	4,205	3.5%
Company E	2,400	11.3%	1,331	1.1%
Total	5,977	28.1%	96,874	79.7%

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Concentration of credit risk – Continued

Major Customers - continued

Amounts due from related parties’ concentration of credit risk is as below:

	As of December 31,
	2023		2024
	RMB		RMB
Company F	11,660	98.8%	18,182	99.3%
Total	11,660	98.8%	18,182	99.3%

Revenue concentration of credit risk is as below:

	For the years ended December 31,
	2022 (Unaudited)		2023		2024
	RMB		RMB		RMB
Company F	222,174	66.1%	89,235	49.7%	50,970	51.1%
Total	222,174	66.1%	89,235	49.7%	50,970	51.1%

Major Suppliers

Accounts payable concentration of credit risk is as below:

	As of December 31,
	2023		2024
	RMB		RMB
Company G	-	-	6,782	13.8%
Company H	-	-	6,555	13.4%
Company I	1,757	11.8%	3,269	6.7%
Total	1,757	11.8%	16,606	33.9%

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Concentration of credit risk – Continued

Major Suppliers – continued

Amounts due to related parties, current and non-current concentration of credit risk is as below:

	As of December 31,
	2023		2024
	RMB		RMB
Company J	-	-	24,656	56.1%
Company K	19,748	63.4%	12,068	27.4%
Company F	10,681	34.3%	7,018	16.0%
Total	30,429	97.7%	43,742	99.5%

Purchase concentration of credit risk is as below:

	For the years ended December 31,
	2022 (Unaudited)		2023		2024
	RMB		RMB		RMB
Company L	-	-	-	-	11,736	13.8%
Company I	25,298	10.3%	12,812	15.2%	5,531	6.5%
Company M	24,761	10.1%	7,561	8.9%	2,164	2.5%
Company N	30,246	12.4%	6,084	7.2%	2,064	2.4%
Total	80,305	32.8%	26,457	31.3%	21,495	25.2%

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

NOTE 3 — INVENTORIES, NET

Inventories, net consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Raw materials	2,718	654
Work in progress	3,927	11,465
Finished goods	10,753	9,585
Inventoried costs relating to long-term contracts	748	1,322
Inventories, net	18,146	23,026

During the years ended December 31, 2022, 2023 and 2024, the Group recorded a provision for the excess and obsolete inventories amounting to RMB601, RMB803 and RMB1,201, respectively.

NOTE 4 — INSTALLMENT RECEIVABLES, NET

Installment receivables relating to the installment for engineering services consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Current portion of Installment receivables	24,698	36,218
Noncurrent installment receivables	41,455	24,443
Allowance for doubtful accounts	(338)	(5,085)
Total	65,815	55,576

As of December 31, 2024, the due date of installment receivables is as follows:

RMB
2025	40,029
2026	11,277
2027	11,723
2028	2,813
2029	192
Total installment receivables	66,034
Less: Unrealized interest income	(5,373)
Installment receivables, gross	60,661
Less: Allowance for installment receivables	(5,085)
Installment receivables, net	55,576

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 5 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Buildings	121,591	121,224
Machinery and equipment	166,775	157,901
Office equipment	7,481	6,688
Vehicles	5,767	6,102
	301,614	291,915
Less: accumulated depreciation and impairment	(217,814)	(217,745)
Construction in progress	252	-
Property, plant and equipment, net	84,052	74,170

The Group has recorded depreciation expenses of RMB8,986, RMB11,223 and RMB9,362 during the years ended December 31, 2022, 2023 and 2024, respectively. Impairment of nil, nil and RMB608 was recorded during the years ended December 31, 2022, 2023 and 2024.

NOTE 6 — INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Land use right	14,599	14,599
Patent	4,584	4,584
Software	8,187	10,161
Franchise	17,414	31,428
Non-patent technology	20,700	20,700
	65,484	81,472
Less: accumulated amortization	(24,784)	(35,737)
Intangible assets, net	40,700	45,735

Amortization expenses for the intangible assets for the years ended December 31, 2022, 2023 and 2024, were RMB3,071, RMB6,219 and RMB10,952, respectively. Future amortization expenses relating to the existing intangible assets amounted to RMB14,415 for the next year, RMB12,131 for the second year, RMB6,235 for the third year, RMB3,895 for the fourth year, RMB809 for the fifth year and RMB8,250 thereafter.

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 7 – BUSINESS COMBINATION

In November 2024, the Company entered into an equity transfer agreement with Hefei Yunxi Medical Equipment Co., Ltd. (“Hefei Yunxi”) and its original shareholders to acquire 51% equity interest at a cash consideration of RMB18,360. Hefei Yunxi primarily engages in the business of selling medical equipment in PRC. According to the equity transfer agreement, the Group owns the right to request the transferer making the performance commitment for the three years following acquisition. On December 31, 2024, the Company completed the acquirement 51% equity interest in Hefei Yunxi. Upon completion of the transaction, Hefei Yunxi became a consolidated subsidiary of the Group.

The Group engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed, contingent consideration and non-controlling interests as of acquisition day.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Fair value of consideration	18,360

Recognized amounts of identifiable assets acquired and liability assumed:
Total assets	56,274
Total liabilities	(51,228)
Total identifiable net assets (i)	5,046
Noncontrolling interest (ii)	17,640
Goodwill	30,954

i. All assets and liabilities carrying value approximately fair value at the time of acquisition.

ii. Noncontrolling interest was recognized and measured at fair value on the acquisition date by the Group.

NOTE 8 – GOODWILL

The changes in the carrying amount of goodwill are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Balance at beginning of the year	-	-
Additions to goodwill	-	30,954
Balance at end of the year	-	30,954

In addition, based on impairment assessment adopted as of December 31, 2024, no impairment has been noted.

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 9 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2023	2024
	RMB	RMB
Accrued expenses	601	9,788
Accrued payroll and welfare	6,281	6,536
Capital contribution of restricted shares	2,093	-
Payable for research development fee	2,153	3,224
Other tax payables	957	2,608
Payable for intangible assets	-	1,963
Other payables	1,058	1,936
Total	13,143	26,055

NOTE 10 — BANK BORROWING

In July 2023, Hefei Yunxi entered into a RMB10,000 three-year revolving facility agreement with Bank of China Hefei Branch. The facility is guaranteed by Hefei Yunxi’s non-controlling shareholders and collateralized by property owned by them. As of December 31, 2024, the total outstanding borrowing was RMB10,000, during which RMB1,103 are repayable within one year and are included in “Short-term bank borrowing” on the consolidated balance sheets.

NOTE 11 — RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties:

Name	Relationship with the Group
Anhui Huami Information Technology Co., Ltd (“Anhui Huami”)	A company controlled by principal shareholder
Hefei Huami Microelectronics Co., Ltd (“Hefei Huami”)	A company controlled by principal shareholder
Mr. Tao Zhang	A person has a significant influence on subsidiary
Anhui Xikai Medical Technology Co., Ltd (“Anhui Xikai”)	A company controlled by Mr. Tao Zhang

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 11 — RELATED PARTY TRANSACTIONS AND BALANCES - CONTINUED

Transactions with related parties

	For the years ended December 31,
	2022 (Unaudited)	2023	2024
	RMB	RMB	RMB
Sales to a related party
Anhui Huami	222,174	89,235	60,012
Research development services provided by a related party
Anhui Huami (a)	2,337	10,460	6,815
Intangible assets purchased from a related party
Hefei Huami (b)	—	20,700	—

Balances with related parties

As of December 31, 2023 and 2024, the balances with related parties were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Amounts due from related parties
Anhui Huami	11,660	18,182
Others	138	136
Total	11,798	18,318
Amounts due to related parties, current and non-current
Anhui Xikai (c)	—	24,656
Hefei Huami (b)	19,748	12,068
Anhui Huami (a)	10,681	7,018
Others	714	245
Total	31,143	43,987

(a)	The amount due to Anhui Huami primarily represents the payable in relation to the research and development supporting services provided by Anhui Huami.

(b)	The amount due to Hefei Huami primarily represents the payable in relation to the transfer of certain intangible assets from Hefei Huami for a total consideration of RMB21,942, including VAT, in which RMB2,194 and RMB7,680 were paid by the Group during 2023 and 2024, respectively.

(c)	The amount due to Anhui Xikai primarily represents the payable in relation to the expenses on behalf of the Group and goods purchased from Anhui Xikai.

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 12 — REVENUE

Disaggregation of revenue

The following table summarized disaggregated revenue for the years ended December 31, 2022, 2023 and 2024:

	For the Years Ended December 31,
	2022 (Unaudited)	2023	2024
	RMB	RMB	RMB
Category of Revenue
Revenue on product sales	282,348	128,517	65,714
Revenue from engineering services and others	53,815	50,929	33,979
	336,163	179,446	99,693

Contract balances

The following table provides information about receivables, contract assets, installment payment receivables and advance from customers from contracts with customers:

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivables	21,315	121,488
Amounts due from a related party	11,576	18,182
Installment payment receivables, net, current portion	24,360	33,189
Contract assets	399	6,598
Noncurrent installment receivables	41,455	22,387
Advance from customers	3,375	3,998

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

NOTE 13 — INCOME TAXES

The Group are subject to the 25% standard enterprise income tax rate except for the Group and Whale Microelectronics that qualify as a high and new technology enterprise (“HNTE”), which are subject to a tax rate of 15%. The Group began to qualify as HNTE in 2020 and renewed the HNTE certificate in November 2023. Accordingly, the Group was subject to a tax rate of 15% during the year ended December 31, 2022, 2023 and 2024. Whale Microelectronics qualified as a HNTE in November 2023 and is subject to a tax rate of 15% during the years ended December 31, 2023 and 2024.

The provision for income tax consisted of the following:

	For the years ended December 31,
	2022 (Unaudited)	2023	2024
	RMB	RMB	RMB
Current income tax expense	3,314	2,275	190
Deferred income tax benefit	(86)	(8,738)	(2,042)
Income tax expenses/(benefit)	3,228	(6,463)	(1,852)

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Net operating loss carry forwards	8,704	8,817
Impairment of assets	1,229	3,627
Accrued expenses	-	1,965
Installment receivables	788	763
Deferred revenue	-	549
Others	189	199
Total deferred tax assets	10,910	15,920
Less: valuation allowance	-	-
Deferred tax assets, net	10,910	15,920

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 13 — INCOME TAXES - CONTINUED

Reconciliation between the tax expense computed by applying the PRC enterprise tax rate of 25% to income/(loss) before income tax and the actual tax expense were as follows:

	For the years ended December 31,
	2022 (Unaudited)	2023	2024
	RMB	RMB	RMB
Income/(loss) before income tax	28,315	(7,019)	(40,716)
Tax expense/(benefit) at income tax rate of 25%	7,079	(1,755)	(10,179)
Effect of preferential tax rates	(1,936)	721	4,058
Non-deductible expenses	3,016	(369)	(53)
Additional deduction for R&D expenses	(4,931)	(4,795)	(5,505)
Operating income offset loss carryforward	—	(265)	9,827
Income tax expenses/(benefit)	3,228	(6,463)	(1,852)

If the Group did not enjoy the tax holidays, tax expense would have increased by RMB1,936 and decreased by RMB721 and RMB4,058 for the year ended December 31, 2022, 2023 and 2024, respectively. The (decrease)/increase in basic and diluted net income per ordinary share would be RMB(0.006), RMB0.002 and RMB0.013 for the year ended December 31, 2022, 2023 and 2024, respectively.

NOTE 14 — SHARE-BASED COMPENSATION

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

During the years ended December 31, 2022, 2023 and 2024, the Group granted 220,000, nil and nil restricted shares to personnel under the 2021 Plan.

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

NOTE 14 — SHARE-BASED COMPENSATION - CONTINUED

2022 Share Incentive Plan – Continued

During the years ended December 31, 2022, 2023 and 2024, the Group granted 4,350,000, nil and nil restricted shares to personnel under the 2022 Plan.

The Group calculated the estimated fair value of the restricted shares on the grant dates using the Black-Scholes option pricing model. Assumptions used to determine the fair value of restricted share granted during the year ended December 31, 2022 are summarized in the following table, no shares were granted in 2023 and 2024:

2022 (Unaudited)
RMB
Risk-free interest rate	1.50-2.75%
Expected volatility	19.70-25.18%
Expected life of share (years)	1-4
Expected dividend yield	0.08%
Fair value per ordinary share	RMB0.64-5.83

(i)	Risk-free interest rate

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

(v)	Fair value of underlying restricted share

During the years ended December 31, 2024, the fair value of the underlying restricted share was determined based on the Black-Scholes option pricing model of the shares.

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 14 — SHARE-BASED COMPENSATION - CONTINUED

A summary of the restricted shares activity during the year ended December 31, 2024 is presented below:

		Weighted average
		exercise price
	Number of shares	per share
		US$
Outstanding at January 1, 2024	2,142,750	0.29
Granted	—	—
Exercised	(22,500)	—
F Forfeited	(1,357,750)	—
Outstanding at December 31, 2024	762,500	0.96

The following table summarizes information regarding the restricted share as of December 31, 2024:

December 31, 2024
Weighted
average remaining
		Weighted	exercise
		average exercise	contractual	Aggregate
	Shares Number	price per share	life (years)	intrinsic value
		US$		US$
Shares
Outstanding	762,500	0.96	1.34	200,881
Exercisable	—	—	—	—
Expected to vest	762,500	0.96	1.34	200,881

The total intrinsic value of restricted shares exercised during the years ended December 31, 2022, 2023 and 2024 amounted nil, RMB3,045 and RMB1,466, respectively.

The weighted average grant date fair value of restricted share granted during the year ended December 31, 2022, 2023 and 2024 was RMB0.95, nil and nil per share, respectively.

As of December 31, 2024, there was RMB178 of unrecognized compensation expenses related to the shares which will be recognized within two years.

JIANGSU YITONG HIGH-TECH CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 14 — SHARE-BASED COMPENSATION – CONTINUED

Total share-based compensation recognized during the years ended December 31, 2022, 2023 and 2024 was as follows:

	For the years ended December 31,
	2022 (Unaudited)	2023	2024
	RMB	RMB	RMB
Selling and marketing expenses	234	-	-
General and administrative	2,329	16	(703)
Research and development	6,665	(854)	(1,311)
Total share-based compensation expenses	9,228	(838)	(2,014)

NOTE 15 — ORDINARY SHARES

In 2024, the exercise of restricted share was 22,500 ordinary shares with the total amount of RMB157. As a result, the ordinary shares of the Group are 303,907,223 and 303,929,723 as of December 31, 2023 and 2024, respectively.

NOTE 16 — STATUTORY RESERVE

In accordance with the PRC Company Laws, the Group’s subsidiaries in the PRC are required to provide for statutory reserves, which are appropriated from net profit as reported in the Group’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends. During the years ended December 31, 2022, 2023 and 2024, the Group accrued an additional RMB2,509, RMB1,396 and nil statutory reserve from the new appropriable profit earned by certain PRC entities.

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

Date: May 21, 2025

3