Form 20-F
period 2025-12-31
Zepp Health Corp
filed 2026-04-24
CIK 1720446

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

Phone: +31 (0)616 086 658

Email: ir@zepp.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares (each representing 16 Class A ordinary shares, par value US$0.0001 per share)* Class A ordinary shares, par value US$0.0001 per share**	ZEPP	New York Stock Exchange

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

As of December 31, 2025, there were (i) 135,608,316 Class A ordinary shares issued and outstanding, par value US$0.0001 per share (excluding an aggregate of 30,665,376 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the issuer’s share incentive plans and treasury shares in the form of ADSs that the issuer repurchased under its share repurchase program), and (ii) 99,277,687 Class B ordinary shares issued and outstanding, par value US$0.0001 per share.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, in this annual report on Form 20-F:

●	“ADSs” refer to our American depositary shares, each of which represents 16 Class A ordinary shares;
●	“ADRs” refer to the American depositary receipts that evidence our ADSs;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refer to our class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” refer to our class B ordinary shares, par value US$0.0001 per share;
●	“Memorandum and Articles” refer to the second amended and restated memorandum of association and articles of association of our company adopted by a special resolution passed on January 12, 2018 and effective on February 12, 2018;
●	“Mobile App MAUs” refer to monthly active users of our mobile apps, which are represented by the number of accounts that have been logged into on our mobile apps during a given calendar month. The numbers of our Mobile App MAUs are calculated using internal company data that have not been independently verified. It is possible that some users may have set up more than one account;
●	“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“Our platform” refers to the products and mobile apps that we provide to users and platform partners;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“Shunyuan Kaihua” or “our WFOE” refers to Beijing Shunyuan Kaihua Technology Co., Ltd., a wholly owned foreign enterprise incorporated with limited liability in the PRC;
●	“the VIEs” refer to Anhui Huami Information Technology Co., Ltd. and Huami (Beijing) Information Technology Co., Ltd., each of which is a company incorporated in the PRC;
●	“US$,” “U.S. dollars,” “$,” or “dollars” refer to the legal currency of the United States;
●	“Xiaomi” refers to Xiaomi Corporation;
●	“Xiaomi Wearable Products” refer to Xiaomi-branded smart bands, watches (excluding children watches and quartz watches), scales and associated accessories;
●	“Zepp,” “we,” “us,” “our company” or “our” refer to Zepp Health Corporation, our Cayman Islands holding company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China, including Anhui Huami Information Technology Co., Ltd. and Huami (Beijing) Information Technology Co., Ltd., and their subsidiaries; and
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

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

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

Our Company

We are a global smart wearable and health technology leader, with our principal office based in Gorinchem, the Netherlands, and operations spanning Europe, the U.S., and Asia. We operate as a distributed organization, with team members and offices across the Americas, Europe, Asia, and other global markets. We empower users to achieve their well-being goals by optimizing their health, fitness, and wellness journeys through our leading consumer brands: Amazfit, Zepp Clarity, and Zepp Aura. Amazfit is a brand of smartwatches and wearables designed around movement — built for the way people train today, blending endurance, strength, and recovery into a single, coherent rhythm to support sustainable progress over time. Zepp Clarity offers discreet, AI-powered hearing aids to combat hearing loss, and Zepp Aura provides personalized, AI-generated soundscapes to improve sleep and relaxation. Our mission is to empower individuals to take control of their well-being through intelligent healthcare tools, and to create a world where healthcare is a source of empowerment, inspiration, and joy for all.

Powered by our proprietary digital health management platform, which includes the Zepp OS, AI chips, biometric sensors, hardware, and specialized health data algorithms, we deliver cloud-based actionable insights and guidance 24/7 to help users achieve their health goals. Behind Amazfit is Zepp, which builds the intelligence that supports its training experience across our wearable ecosystem. We have also applied our AI expertise to emerging industrial medical imaging technologies delivering big data and analytics capabilities to support medical and diagnostics care service providers. Since our inception in 2013, we have established a strong global presence, particularly in Europe and the U.S. To date, we have shipped over 200 million units of smart wearable devices and served more than 53 million users in over 90 countries with device activation in more than 150 countries. With outstanding craftsmanship, Amazfit smartwatches have won many design awards, including the iF Design Award and the Red Dot Design Award.

Our Holding Company Structure and Contractual Arrangements with the VIEs

Zepp Health Corporation is a Cayman Islands holding company that does not have substantive operations on its own. We conduct our operations through (i) our subsidiaries in the U.S., the Netherlands, and China and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that hold the Intent Content Provider License. Accordingly, we operate these businesses in China through the VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their nominee shareholders to control the business operations of the VIEs. The VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIEs accounted for 40.1%, 18.0% and 8.0% of our total revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As used in this annual report, “Zepp,” “the Parent,” “we,” “us,” “our company” or “our” refers to Zepp Health Corporation, its subsidiaries, and, in the context of describing our consolidated financial information, the consolidated VIEs and their subsidiaries in China. “Consolidated VIEs” refer to Anhui Huami Information Technology Co., Ltd. and Huami (Beijing) Information Technology Co., Ltd., each of which is a company incorporated in the PRC. Investors in our ADSs thus are not purchasing equity interest in the consolidated VIEs in China but instead are purchasing equity interest in Zepp Health Corporation, a Cayman Islands holding company.

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

There are also certain uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our PRC subsidiaries and VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value or become worthless. As such, the VIE structure involves unique risks to our investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.”

We face various legal and operational risks and uncertainties associated with being based in or having our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with the fact that the PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time, regulatory approvals or filing procedures on overseas offerings or listings by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, oversight on data security and the use of variable interest entities. In particular, the PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Any failure to comply with applicable data security and privacy related regulations could result in regulatory enforcement actions against us, and the misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, damage our reputation and credibility and could have a negative impact on our financial performance.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, 2023 and 2024 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may adversely affect the value of your investment.”

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

	Years Ended December 31,
	2023	2024	2025

	(US$ in thousands)
Cash transferred from Hong Kong company to PRC subsidiaries, the VIEs and the subsidiaries of the VIEs	(26,338)	(46,990)	(63,595)
Net cash paid by the VIEs to our subsidiaries in operating activities	(63,305)	(87,304)	(81,459)
Net cash paid by the VIEs to our subsidiaries in investing activities	—	—	—

For more details, see the condensed consolidating schedule and consolidated financial statements under “Financial Information Related to the VIEs.” Except for the transactions described above, for the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary or a VIE, and no subsidiaries or VIE paid dividends or made other distributions to the holding company. Through the contractual arrangements, the VIEs may transfer cash to the WFOE by paying service fees according to the exclusive business cooperation agreements entered into by and among the WFOE, the VIEs and their respective shareholders. Pursuant to these agreements between each of the VIEs and the corresponding WFOE, each of the VIEs agrees to pay the relevant WFOE (i) service fee at an amount that is equal to 100% of the net income of the VIE under local GAAP for the relevant year, which is subject to adjustments both upward and downward in accordance with the WFOE’s sole discretion, and (ii) service fee for certain other technical services provided to the VIE by the WFOE. If and when such other technical services are provided, the amount to be charged is to be mutually agreed between the VIEs and the WFOE based on the nature and workload of the services. Historically, the WFOE has not charged such service fees, and as such, there is currently no fees to be settled under the contractual arrangements. In April 2022, our Cayman Islands holding company declared and distributed cash dividends with the amount of approximately US$6.3 million to its shareholders and ADS holders, which was funded by surplus cash on our balance sheet. Other than the cash dividends paid in April 2022, we currently intend to retain our available funds and any future earnings to operate and expand our business.

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

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2025
			Primary	VIEs and
	Zepp Health	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	of VIEs	Subsidiaries	adjustments	Totals

	(US$, in thousands)
Third-party revenues	—	238,449	(166)	20,614	—	258,897
Inter-company revenues	—	37,069	17,260	171,955	(226,284)	—
Total revenues	—	275,518	17,094	192,569	(226,284)	258,897
Total cost and expenses	(4,090)	(295,531)	(13,252)	(264,509)	289,255	(288,127)
(Loss)/income from subsidiaries and VIEs	(35,978)	(2,937)	(6,009)	—	44,924	—
Other income and expense	—	(3,269)	(770)	(2,194)	—	(6,233)
(Loss)/income before income tax expenses	(40,068)	(26,219)	(2,937)	(74,134)	107,895	(35,463)
Income tax provision	—	(73)	—	(2,057)	(407)	(2,537)
(Loss)/income before loss from equity method investments	(40,068)	(26,292)	(2,937)	(76,191)	107,488	(38,000)
Loss from equity method investments	—	(1,220)	—	(848)	—	(2,068)
Net (loss)/income	(40,068)	(27,512)	(2,937)	(77,039)	107,488	(40,068)
Net loss attributable to non-controlling interests	—	—	—	—	—	—
Net (loss)/income attributable to Zepp Health Corporation’s shareholders	(40,068)	(27,512)	(2,937)	(77,039)	107,488	(40,068)

	For the Year Ended December 31, 2024
			Primary	VIEs and
	Zepp Health	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	of VIEs	Subsidiaries	adjustments	Totals

	(US$, in thousands)
Third-party revenues	—	149,785	(82)	32,900	—	182,603
Inter-company revenues	—	75,264	32,852	176,800	(284,916)	—
Total revenues	—	225,049	32,770	209,700	(284,916)	182,603
Total cost and expenses	(6,053)	(219,076)	(15,493)	(251,502)	262,271	(229,853)
(Loss)/income from subsidiaries and VIEs	(69,680)	(34,733)	(46,286)	—	150,699	—
Other income and expense	—	(9,091)	83	(1,246)	(400)	(10,654)
(Loss)/income before income tax expenses	(75,733)	(37,851)	(28,926)	(43,048)	127,654	(57,904)
Income tax provision	—	(6,410)	(5,807)	(1,069)	(407)	(13,693)
(Loss)/income before loss from equity method investments	(75,733)	(44,261)	(34,733)	(44,117)	127,247	(71,597)
Loss from equity method investments	—	(2,042)	—	(2,169)	—	(4,211)
Net (loss)/income	(75,733)	(46,303)	(34,733)	(46,286)	127,247	(75,808)
Net loss attributable to non-controlling interests	—	75	—	—	—	75
Net (loss)/income attributable to Zepp Health Corporation’s shareholders	(75,733)	(46,228)	(34,733)	(46,286)	127,247	(75,733)

	For the Year Ended December 31, 2023
			Primary	VIEs and
	Zepp Health	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	of VIEs	Subsidiaries	adjustments	Totals

	(US$, in thousands)
Third-party revenues	—	211,270	—	141,590	—	352,860
Inter-company revenues	—	53,026	20,547	213,822	(287,395)	—
Total revenues	—	264,296	20,547	355,412	(287,395)	352,860
Total cost and expenses	(10,458)	(258,645)	(19,105)	(350,077)	254,975	(383,310)
(Loss)/income from subsidiaries and VIEs	(20,562)	2,860	1,602	—	16,100	—
Other income and expense	—	(3,114)	(144)	(916)	(5)	(4,179)
(Loss)/income before income tax expenses	(31,020)	5,397	2,900	4,419	(16,325)	(34,629)
Income tax benefits/(provision)	—	509	(40)	(4,127)	6,088	2,430
(Loss)/income before (loss)/income from equity method investments	(31,020)	5,906	2,860	292	(10,237)	(32,199)
(Loss)/income from equity method investments	—	(197)	—	1,310	—	1,113
Net (loss)/income	(31,020)	5,709	2,860	1,602	(10,237)	(31,086)
Net loss attributable to non-controlling interests	—	66	—	—	—	66
Net (loss)/income attributable to Zepp Health Corporation’s shareholders	(31,020)	5,775	2,860	1,602	(10,237)	(31,020)

Note:

(1)	The net income includes gain from inter-company transactions where the VIEs sold out products through our other subsidiaries functioning as international distributors of the group.

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2025
			Primary	VIEs and
	Zepp Health	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	of VIEs	Subsidiaries	adjustments	Totals

	(US$, in thousands)
Assets
Cash and cash equivalents	137	30,305	5	26,599	—	57,046
Restricted cash	—	2,507	—	53,380	—	55,887
Accounts receivable, net	—	43,863	—	23,045	—	66,908
Amounts due from related parties	—	378	—	6,287	—	6,665
Inventories, net	—	66,528	—	11,759	(5,531)	72,756
Short-term investments	—	—	—	—	—	—
Prepaid expenses and other current assets	616	14,152	394	19,101	—	34,263
Intra-group receivable due from Zepp Health Corporation’s subsidiaries	122,673	156,653	24,274	329,868	(633,468)	—
Total current assets	123,426	314,386	24,673	470,039	(638,999)	293,525
Property, plant and equipment, net	—	832	68	4,762	—	5,662
Intangible assets, net	—	111,842	5,467	4,638	(108,336)	13,611
Long-term investments	—	208,804	2,860	54,218	(45,835)	220,047
Investment in subsidiaries and VIEs	116,007	465	—	—	(116,472)	—
Deferred tax assets	—	1,826	—	4,829	9,088	15,743
Amount due from a related party, non-current	—	991	—	—	—	991
Operating lease right-of-use assets	—	1,607	268	83	—	1,958
Goodwill	—	9,581	—	—	—	9,581
Other non-current assets	964	982	58	38,581	(36,867)	3,718
Intra-Group noncurrent receivable due to the Company’s subsidiaries	—	—	—	—	—	—
Total non-current assets	116,971	336,930	8,721	107,111	(298,422)	271,311
Total assets	240,397	651,316	33,394	577,150	(937,421)	564,836
Liabilities
Accounts payable	—	16,764	—	64,004	—	80,768
Advance from customers	—	—	—	76	—	76
Amounts due to related parties	—	—	433	221	—	654
Accrued expenses and other current liabilities	23	9,363	1,470	26,671	—	37,527
Intra-group payable due to Zepp Health Corporation’s subsidiaries	25,841	553,446	20,243	29,562	(629,092)	—
Income tax payables	—	361	—	5	—	366
Notes payable	—	—	—	111,725	—	111,725
Short-term bank borrowings	—	9,295	—	46,433	—	55,728
Total current liabilities	25,864	589,229	22,146	278,697	(629,092)	286,844
Deferred tax liabilities	—	27	—	2,646	—	2,673
Long-term borrowings	—	32,890	—	27,027	(442)	59,475
Other non-current liabilities	—	35,577	848	209	(36,425)	209
Intra-Group noncurrent payable due to the Company’s subsidiaries	—	—	—	—	—	—
Non-current operating lease liabilities	—	993	109	—	—	1,102
Total non-current liabilities	—	69,487	957	29,882	(36,867)	63,459
Total liabilities	25,864	658,716	23,103	308,579	(665,959)	350,303
Total equity	214,533	(7,400)	10,291	268,571	(271,462)	214,533
Total liabilities and equity	240,397	651,316	33,394	577,150	(937,421)	564,836

	As of December 31, 2024
			Primary	VIEs and
	Zepp Health	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	of VIEs	Subsidiaries	adjustments	Totals

	(US$, in thousands)
Assets
Cash and cash equivalents	35	23,196	180	67,658	—	91,069
Restricted cash	—	7,047	—	12,619	—	19,666
Accounts receivable, net	—	32,634	2,147	28,184	—	62,965
Amounts due from related parties	—	362	—	2,301	—	2,663
Inventories, net	—	34,540	—	29,477	(7,228)	56,789
Short-term investments	—	—	—	997	—	997
Prepaid expenses and other current assets	301	6,440	267	10,407	—	17,415
Intra-group receivable due from Zepp Health Corporation’s subsidiaries	123,238	129,271	25,610	337,659	(615,778)	—
Total current assets	123,574	233,490	28,204	489,302	(623,006)	251,564
Property, plant and equipment, net	—	1,038	55	5,805	—	6,898
Intangible assets, net	—	107,223	6,472	4,947	(111,551)	7,091
Long-term investments	—	213,423	2,740	56,097	(46,350)	225,910
Investment in subsidiaries and VIEs	149,667	3,402	6,009	—	(159,078)	—
Deferred tax assets	—	1,833	—	6,525	9,107	17,465
Amount due from a related party, non-current	—	967	—	1,052	—	2,019
Operating lease right-of-use assets	—	2,167	404	887	—	3,458
Goodwill	—	9,581	—	—	—	9,581
Other non-current assets	—	866	55	3,686	—	4,607
Intra-Group noncurrent receivable due to the Company’s subsidiaries	—	—	—	29,009	(29,009)	—
Total non-current assets	149,667	340,500	15,735	108,008	(336,881)	277,029
Total assets	273,241	573,990	43,939	597,310	(959,887)	528,593
Liabilities
Accounts payable	—	2,424	—	48,653	—	51,077
Advance from customers	—	—	—	197	—	197
Amounts due to related parties	—	8	882	1,587	—	2,477
Accrued expenses and other current liabilities	32	8,957	2,092	26,495	—	37,576
Intra-group payable due to Zepp Health Corporation’s subsidiaries	21,620	483,736	27,771	80,257	(613,384)	—
Income tax payables	—	439	—	69	—	508
Notes payable	—	—	—	61,679	—	61,679
Short-term bank borrowings	—	2,740	—	39,113	—	41,853
Total current liabilities	21,652	498,304	30,745	258,050	(613,384)	195,367
Deferred tax liabilities	—	102	—	3,015	—	3,117
Long-term borrowings	—	40,415	—	35,551	(725)	75,241
Other non-current liabilities	—	28,284	—	133	(28,284)	133
Intra-Group noncurrent payable due to the Company’s subsidiaries	—	—	—	—	—	—
Non-current operating lease liabilities	—	1,469	230	308	—	2,007
Total non-current liabilities	—	70,270	230	39,007	(29,009)	80,498
Total liabilities	21,652	568,574	30,975	297,057	(642,393)	275,865
Total equity	251,589	5,416	12,964	300,253	(317,494)	252,728
Total liabilities and equity	273,241	573,990	43,939	597,310	(959,887)	528,593

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2025
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(US$, in thousands)

Net cash (used in)/provided by transactions with external parties	(3,399)	(15,400)	(14,812)	7,919	—	(25,692)
Net cash provided by/(used in) transactions with intra-group entities	—	66,642	14,637	(81,459)	180	—
Cash flows from operating activities:	(3,399)	51,242	(175)	(73,540)	180	(25,692)
Net cash (used in)/provided by transactions with external parties	—	(395)	—	1,875	—	1,480
Net cash provided by/(used in) transactions with intra-group entities	4,739	—	—	—	(4,739)	—
Cash flows from investing activities:	4,739	(395)	—	1,875	(4,739)	1,480
Net cash (used in)/provided by transactions with external parties	(1,238)	(3,931)	—	30,004	—	24,835
Net cash (used in)/provided by transactions with intra-group entities	—	(4,739)	—	—	4,739	—
Cash flows from financing activities:	(1,238)	(8,670)	—	30,004	4,739	24,835

	For the Year Ended December 31, 2024
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(US$, in thousands)

Net cash (used in)/provided by transactions with external parties	(1,387)	(47,258)	(13,711)	37,964	—	(24,392)
Net cash provided by/(used in) transactions with intra-group entities	—	73,465	13,870	(87,304)	(31)	—
Cash flows from operating activities:	(1,387)	26,207	159	(49,340)	(31)	(24,392)
Net cash (used in)/provided by transactions with external parties	—	(6,176)	—	4,597	—	(1,579)
Net cash provided by/(used in) transactions with intra-group entities	3,456	—	—	—	(3,456)	—
Cash flows from investing activities:	3,456	(6,176)	—	4,597	(3,456)	(1,579)
Net cash (used in)/provided by transactions with external parties	(2,278)	(705)	—	3,460	—	477
Net cash (used in)/provided by transactions with intra-group entities	—	(3,463)	—	—	3,463	—
Cash flows from financing activities:	(2,278)	(4,168)	—	3,460	3,463	477

	For the Year Ended December 31, 2023
			Primary	VIEs and
	Zepp Health	Other	Beneficiary of	VIEs’	Eliminating	Consolidated
	Corporation	Subsidiaries	VIEs	Subsidiaries	adjustments	Totals

	(US$, in thousands)

Net cash (used in)/provided by transactions with external parties	(1,631)	(41,831)	1,300	84,764	—	42,602
Net cash provided by/(used in) transactions with intra-group entities	—	72,798	(9,535)	(63,305)	42	—
Cash flows (used in)/from operating activities:	(1,631)	30,967	(8,235)	21,459	42	42,602
Net cash (used in)/provided by transactions with external parties	—	(86)	—	7,813	—	7,727
Net cash provided by/(used in) transactions with intra-group entities	3,829	8,546	—	—	(12,375)	—
Cash flows from/(used in) investing activities:	3,829	8,460	—	7,813	(12,375)	7,727
Net cash used in transactions with external parties	(2,509)	(22,601)	—	(16,566)	—	(41,676)
Net cash (used in)/provided by transactions with intra-group entities	—	(3,527)	(8,546)	—	12,073	—
Cash flows (used in)/from financing activities:	(2,509)	(26,128)	(8,546)	(16,566)	12,073	(41,676)

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

Risks Related to Our Business

●	If we fail to successfully and timely develop and commercialize new products, services and technologies, our operating results may be adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to successfully and timely develop and commercialize new products, services and technologies, our operating results may be adversely affected.”
●	Our future success depends on our ability to promote our brands and protect our reputation. The failure to establish and promote our brands, including Amazfit and Zepp, and any damage to our reputation will hinder our growth. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our future success depends on our ability to promote our own brands and protect our reputation. The failure to establish and promote our brands, including Amazfit and Zepp, and any damage to our reputation will hinder our growth.”
●	We are susceptible to supply shortages, long lead time for raw materials and components, and supply changes, any of which could disrupt our supply chain and have a material adverse impact on our results of operation because some of the key components of our products come from a limited number of sources of supply. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are susceptible to supply shortages, long lead time for raw materials and components, and supply changes, any of which could disrupt our supply chain and have a material adverse impact on our results of operation because some of the key components of our products come from a limited number of sources of supply.”

●	We operate in highly competitive markets and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our revenue and profitability. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We operate in highly competitive markets and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our revenue and profitability.”
●	If we are unable to anticipate and satisfy consumer preferences in a timely manner or if technological innovation renders existing smart wearable technology non-competitive or obsolete, our business may be adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to anticipate and satisfy consumer preferences in a timely manner or if technological innovation renders existing smart wearable technology non-competitive or obsolete, our business may be adversely affected.”
●	We do not have internal manufacturing capabilities and rely on several contract manufacturers to produce our products. If we encounter issues with these contract manufacturers, our business, brand and results of operations could be harmed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We do not have internal manufacturing capabilities and rely on several contract manufacturers to produce our products. If we encounter issues with these contract manufacturers, our business, brand and results of operations could be harmed.”
●	We collect, store, process and use personal information and other user data, which subjects us to laws, governmental regulations and other legal obligations related to privacy, information security and data protection, and any actual or perceived failure to comply with such legal obligations could harm our brand and business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We collect, store, process and use personal information and other user data, which subjects us to laws, governmental regulations and other legal obligations related to privacy, information security and data protection, and any actual or perceived failure to comply with such legal obligations could harm our brand and business.”
●	Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operation consequences. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operation consequences.”
●	We are subject to a variety of costs and risks due to our continued expansion internationally that may not be successful and could adversely affect our profitability and operating results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are subject to a variety of costs and risks due to our continued expansion internationally that may not be successful and could adversely affect our profitability and operating results.”

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

●	We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.”
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.”

Risks Related to Doing Business in Jurisdictions in which We Operate

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may adversely affect the value of your investment.”
●	The filing with and/or approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or obtain such approval. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—The filing with and/or approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing or obtain such approval.”
●	As the case in many other civil law jurisdictions, there are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations. Rules and regulations in China can change quickly with little advance notice. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—As the case in many other civil law jurisdictions, there are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”
●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

●	As the case in many other jurisdictions, there may be uncertainties with respect to effecting service of legal process, enforcing foreign judgments or bringing actions in China or Cayman Islands against us or our management named in this annual report based on foreign laws. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—As the case in many other jurisdictions, there may be uncertainties with respect to effecting service of legal process, enforcing foreign judgments or bringing actions in China or Cayman Islands against us or our management named in this annual report based on foreign laws.”

Risks Related to our ADSs

●	Our ADSs may be delisted if the trading price of our ADSs fails to comply with the minimum price requirement of the NYSE. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Our ADSs may be delisted if the trading price of our ADSs fails to comply with the minimum price requirement of the NYSE.”
●	The trading price of our ADSs has fluctuated and is likely to be volatile, which could result in substantial losses to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—The trading price of our ADSs has fluctuated and is likely to be volatile, which could result in substantial losses to investors.”
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.”
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.”

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

We are endeavoring to apply our products in more scenarios, and medical use is one area that we put in significant efforts. In 2023, our blood pressure measurement software was certified by the National Medical Products Administration as Class II medical devices. We also obtained a medical device production license for the production of such software in 2023. Subsequently, we integrated the certified software into our products launched in the Chinese market in 2024. In addition, some of our existing products monitor users’ cardiac cycle, which have significant potential for medical application where the medical device certificate should be obtained. The process of obtaining regulatory clearances or approvals to market a medical device for our other products, however, can be costly and time consuming. We may not be able to obtain these clearances or approvals on a timely basis, or at all, in order to extend our business into the medical use wearable device market. As we seek to market our medical device products in the European Union, we will be required to obtain CE marking under the European Union Medical Device Regulation, which demonstrates that our products conform to the applicable health, safety and environmental protection standards for sale within the European Economic Area. In the United States, our products that collect, store, process or transmit protected health information may be subject to the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), and its implementing regulations. HIPAA imposes comprehensive requirements on covered entities and their business associates relating to the privacy, security and electronic transmission of individually identifiable health information. Moreover, even if we successfully obtain the required approvals and certifications for our products across these jurisdictions, given the complex and stringent nature of regulations on medical devices, failure to comply with applicable regulatory requirements, including those of the National Medical Products Administration in China, the EU MDR in the European Union, and the FDA and HIPAA in the United States, will subject us to enforcement actions such as fines, civil penalties, product recalls, market withdrawal or restrictions on the sale or distribution of our products, any of which could harm our reputation and operating results. Our ability to successfully navigate these regulatory frameworks across multiple jurisdictions will be critical to our expansion into the medical device market, and any regulatory setbacks could materially delay or prevent the commercialization of our products in one or more of these markets.

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

In addition, negative publicity related to our brand, products, contract manufacturers, component suppliers, distributors, strategic partners and the celebrities we are associated with could damage and offset our effort to promote our own brands. In addition, although brand security initiatives are in place, we cannot guarantee that our efforts against the counterfeiting of our brands will be successful. We have incurred, and expect to continue to incur, significant legal and other costs in connection with the registration, maintenance and enforcement of our trademarks and other intellectual property rights in Europe and other markets in which we operate, and there can be no assurance that such efforts will be adequate to protect our brands or will be cost-effective. If a third party copies our products in a manner that projects lesser quality or carries a negative connotation, our brand image could be adversely affected.

We are susceptible to supply shortages, long lead time for raw materials and components, and supply changes, any of which could disrupt our supply chain and have a material adverse impact on our results of operation because some of the key components of our products come from a limited number of sources of supply.

Substantially all of the components and raw materials used to produce our products are sourced from third-party suppliers, and some of these components are sourced from a limited number of suppliers or a single supplier. Therefore, we are subject to risks of shortages or discontinuation in supply, long lead time, cost increases and quality control issues given the limited sources of suppliers. In addition, some of our suppliers may have more established relationships with our competitors, and as a result of such relationships, such suppliers may choose to limit or terminate their relationship with us or prioritize our competitors’ orders in the case of supply shortages. We have in the past experienced and may in the future experience component shortages and long lead time. We also expect that there may be a cost increase in source materials and shortage in chips with respect to BLE system-on-chip products, memory, main control chips and sensors. In particular, growing demand for server memory across the technology industry, combined with constrained manufacturing capacity, may result in significant price increases for server memory components, which could increase our production costs and compress our margins. In addition, as many of the electronics component suppliers are concentrated in East and Southeast Asia, there have been industry-wide conditions, health crisis, natural disasters and global events in the past that have caused material shortages for components.

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

We offer a number of products and services and compete with a variety of competitors. For example, the smart wearables market has a multitude of participants, including consumer electronics companies specialized in smart wearable technology, such as Google Fitbit and Garmin; large, broad-based consumer electronics companies that either compete in our market or adjacent markets, or have announced plans to do so, such as Huawei, Apple, Samsung and Xiaomi; traditional health and fitness companies and traditional watch companies. We also face competition from local providers of similar products in the various regions and countries where our products are distributed. See “Item 4. Information on the Company—B. Business Overview—Competition.” Intensified competition may result in pricing pressures and reduced profit margins and may impede our ability to continue to increase the sales of our products or cause us to lose market share, any of which could substantially harm our results of operations.

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

Consumer preferences in smart wearable devices are changing rapidly and difficult to predict. Consumers may decide not to purchase our products and services as their preferences shift to different types or designs of smart wearable devices, or even move away from these categories of products and services altogether. In particular, new technologies, such as artificial intelligence, might bring about industry-wide impacts and make the category of smart bands and watches less appealing or obsolete. In addition, our new products and services with additional features may not be priced as competitively as those of our competitors, or meet end-customer expectations, which in turn could not appeal to as large consumer base as before. Accordingly, if we fail to anticipate and satisfy consumer preferences in a timely manner, or if it is perceived that our future products and services will not satisfy consumer preferences, our business may be adversely affected.

We do not have internal manufacturing capabilities and rely on several contract manufacturers to produce our products. If we encounter issues with these contract manufacturers, our business, brand and results of operations could be harmed.

We do not maintain our own manufacturing capabilities and rely on contract manufacturers to produce our products. We may experience operational difficulties with our manufacturers, including reductions in the availability of production capacity, challenges in complying with product specifications, variations in quality control, failures to meet production deadlines, increases in manufacturing costs and longer lead time required. Our manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, lockdowns as a result of outbreaks of the epidemics, component or material shortages, cost increases or other similar problems.

In addition, we may not be able to renew contracts with our contract manufacturers or identify manufacturers who are capable of producing new products we target to launch in the future. If any of our contract manufacturers experience financial difficulties, are acquired by a third party, become insolvent or cease operations, we may be required to identify and qualify alternative manufacturers, which could be a lengthy and costly process and could result in significant delays in the production and delivery of our products. There can be no assurance that we would be able to engage alternative manufacturers on commercially reasonable terms, or at all, and any transition to new manufacturers could involve significant delays, additional costs and risks to product quality.

Our reliance on a limited number of contract manufacturers also exposes us to risks related to the concentration of our supply chain. The loss of any key manufacturer, or a significant reduction in the capacity available to us from any such manufacturer, could materially and adversely affect our ability to meet customer demand. Furthermore, our contract manufacturers may produce products for other companies, including our competitors, and may not always prioritize our orders or allocate sufficient resources to our production requirements, particularly during periods of high demand or constrained capacity.

If any of these risks materialize, our business, financial condition, results of operations and brand reputation could be materially and adversely affected.

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

We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. For each product we develop, we gather personnel from product team, research and development team, security team and legal team to thoroughly assess the privacy risks related to the product. We review the character, potential and defined sales areas, types of personal data to be collected, related purpose for data collection and other aspects of each product to ensure compliance with applicable laws and regulations, including the General Data Protection Regulation and the California Consumer Privacy Act regulations. For upgraded services and additional functions to be added to established products, we go through the same procedures. In 2021, we obtained the ISO/IEC 27001 information security management system certification, which was renewed in 2025. However, we cannot guarantee that our efforts will be effective or sufficient. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under the General Data Protection Regulation and the Committee on Foreign Investment in the United States) and regulations can be costly. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and the misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, damage our reputation and credibility and could have a negative impact on revenues and profits.

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

Various other issues may arise with respect to our intellectual property portfolio. We may not have sufficient intellectual property rights in all countries and regions where unauthorized third-party copying or use of our proprietary technology may occur and the scope of our intellectual property might be more limited in certain countries and regions. From time to time, we also realign the ownership or registration of our trademarks to reflect the markets in which we operate, and such transfers may involve regulatory approvals, administrative processes or other requirements that could result in delays, additional costs or challenges to the effectiveness of our trademark protections. Our existing and future patents may not be sufficient to protect our products, services, technologies or designs and/or may not prevent others from developing competing products, services, technologies or designs. We cannot predict the validity and enforceability of our patents and other intellectual property with certainty.

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

It may be possible, in jurisdictions where the status of various applications is pending, unclear, challenged or rejected, for a third-party owner of the national trademark registration for a similar mark to prohibit the manufacture, sale or exportation of our products in or from that country. Failure to register our trademarks or purchase or license the right to use our trademarks or logos in these countries could limit our ability to obtain supplies from, or manufacture in, less costly markets or penetrate new markets should our business plan include selling our products in those countries. Additionally, we may receive from time-to-time letters alleging our infringement of patents, trademarks or other intellectual property rights. For example, we successfully obtained a preliminary injunction against Kospet’s T3 Ultra product in Germany. During the IFA 2024 exhibition, we immediately seized the infringing products and consequently, the said infringing products were also removed from its major German e-commerce channels.

In December 2025, the U.S. International Trade Commission (“USITC”) instituted Investigation No. 337-TA-1468, captioned “Certain Smart Wearable Devices, Systems, and Components Thereof,” based on an amended complaint filed by Ouraring Inc. alleging violations of Section 337 of the Tariff Act of 1930. Zepp Health Corporation and certain of its affiliates, including Anhui Huami Information Technology Co., Ltd., Zepp Inc. (d/b/a Zepp Health), and Zepp North America Inc., are named as respondents. The complainant has requested that the USITC issue a limited exclusion order and cease and desist orders. The investigation remains pending, and the USITC has not made any determination on the merits.

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

International expansion represents a large opportunity to further grow our business and enhance our competitive position, and is one of our core strategies. Since our inception in 2013, we have established a strong global presence, particularly in Europe and the U.S. To date, we have shipped over 200 million units of smart wearable devices and served more than 53 million users in over 90 countries with device activation in more than 150 countries.

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

In 2025, we continued to develop international markets. We have incurred expenses on a variety of different sales and marketing efforts designed to enhance our brand recognition and increase sales of our Amazfit and Zepp products. Our marketing and branding activities may not achieve anticipated results. If we fail to enhance our marketing approaches and experiment with new marketing methods, or fail to do so in a cost-effective manner, our expansion efforts will be hindered.

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

Our operations span international markets, and exchange rate fluctuations across major currencies have a material impact on our financial performance. Because our reporting currency is the U.S. dollar, we are exposed to movements in currency exchange rates whenever our revenues, costs, assets, or liabilities are denominated in currencies other than the U.S. dollar. In particular, the Euro and the Renminbi have the primary impact on our results relative to other currencies, as we generate significant revenues in Euros from our operations in EU and incur significant expenses in RMB in connection with our operations in China. Fluctuations in the value of the EUR and RMB relative to the U.S. dollar therefore directly affect our reported financial results, including our revenues, operating costs, margins, and earnings per share. In addition, movements in exchange rates among the EUR, RMB, and U.S. dollar may cause us to adjust our international pricing, which may reduce customer demand for certain of our products and services in certain markets. We have experienced significant foreign currency gains and losses due to the strengthening and weakening of the U.S. dollar relative to the EUR and the RMB, and such gains and losses create variations in our earnings per share.

We have historically hedged our foreign currency exchange rate risks using financial instruments. However, exchange rate fluctuations are subject to numerous unpredictable factors, including global economic conditions, political tensions, and government policy, which may limit the effectiveness of our hedging strategies. In addition, our currency exchange activities are subject to PRC exchange regulations that restrict our ability to convert RMB into foreign currencies. It is difficult to predict how market forces, macroeconomic conditions, geopolitical developments, or government policy may impact exchange rates among the RMB, the U.S. dollar, and the Euro, and the potential for volatile foreign exchange rate fluctuations could have a significant adverse effect on our results of operations.

We are exposed to potential liabilities arising from the products we sell, and costs related to defective products could have a material adverse impact on us.

Contractual disputes over warranties of our products can arise in the ordinary course of our business. In extreme situations, we may be exposed to potential personal injury liabilities as a result of the misuse or quality defects of the products we sell. There can be no assurance that we will not experience material product liability losses in the future, or that we will be able to defend such claims at a contained level of cost. Although we purchased products liability insurance, which covers a wide range of our products, a successful claim brought against us due to injuries suffered by our users in excess of our available insurance coverage may have a material adverse effect on our financial conditions, results of operations and reputation. Although we had insignificant volume of product replacement or product return historically, the cost of product replacements or product returns may be substantial, and we could incur substantial costs in implementing modifications to fix the defects. Furthermore, we could be exposed to business disruption resulted from product liability claims. As we do not have any business disruption insurance, any business disruption event could result in substantial cost to us and diversion of our resources.

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

It takes resources and contributions from a variety of market players to capitalize on the data and user base that we have accumulated so far. We have been actively seeking strategic cooperation opportunities on this front to create diverse application scenarios of our products. For example, in August 2024, we commenced a two-year partnership with HYROX, the World Series of Fitness Racing. In April 2026, we entered into a new three-year global partnership with HYROX as its exclusive wearable technology provider, significantly expanding the previous regional collaboration into a worldwide agreement. Furthermore, we have been pursuing collaborative relationships with leading wearable hardware companies with advanced know-how in order to develop increasingly sophisticated products, as well as partnership opportunities to expand our sales channels. We anticipate that we will continue to leverage strategic relationships with existing strategic partners to grow our business while pursuing new relationships with additional strategic partners. Pursuing, establishing and maintaining relationships with strategic partners require significant time and resources. If we fail to expand or maintain the pool of our partners, the growth of application scenarios, the development and performance of our products and the expansion of our sales channels may slow down or even wither, which in turn may affect the willingness of our users to purchase our products.

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

We adopted a share incentive plan in 2015, 2018 and 2023, respectively, which we refer to as the 2015 Plan, the 2018 Plan and the 2023 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under our three share incentive plans, we are authorized to grant options and other types of awards. As of January 1, 2026, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2015 Plan, the 2018 Plan and the 2023 Plan is 14,328,358, 28,692,420 and 10,322,520 Class A ordinary shares, respectively. As of February 28, 2026, awards to purchase 13,944,827 Class A ordinary shares under the 2015 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of February 28, 2026, awards to purchase 25,210,778 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of February 28, 2026, awards to purchase 9,605,240 Class A ordinary shares under the 2023 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of December 31, 2025, we did not record any unrecognized share-based compensation expenses.

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

Any deterioration of our relationships with key customers could have a significant adverse effect on our operating results.

If we fail to maintain our relationships with key customers and such customers terminate their relationships with us or otherwise reduce the amount of products they purchase from us below our expectations, we could suffer adverse effects on our business, business opportunities, results of operations, financial condition and cash flows. Our business depends on our ability to maintain and develop relationships with a diversified base of customers and distribution partners. The loss of, or a significant reduction in orders from, any key customer — whether due to changes in such customer’s business strategy, competitive dynamics, or other factors — could materially and adversely affect our revenues and results of operations.

As we continue to develop our own branded products and expand our customer and distribution relationships, we face risks relating to customer concentration and the potential loss of key accounts. If any significant customer relationship were to deteriorate or terminate, or if we are unable to diversify our customer base, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Higher labor costs and inflation may adversely affect our business and our profitability.

Labor costs in many areas of the world have risen in recent years, which in turn may be reflected in the manufacturing fees charged by these contract manufacturers to us. In addition, we have witnessed growing inflation rates in many areas of the world, which adversely affects us and our suppliers alike.

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

These outbreaks of illness could significantly impact the online and offline retail industry and cause a temporary closure of the facilities we use for our operations, adversely affect our logistic network and logistics costs, and inevitably lead to shortages in electronic components and chips and an increase in raw material costs, which would severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our partners were suspected of having the COVID-19, the H1N1 virus, SARS or avian influenza, since this could require us or our partners to quarantine some or all of such employees or disinfect the facilities used for our operations and may deter our customers or potential customers from purchasing or accepting our products. In addition, our business, financial condition and results of operations could be adversely affected to the extent that an outbreak harms the global economy in general, such as wars, acts of terrorism, snowstorms, earthquakes, fire, floods, environmental accidents, power shortage or communication interruptions.

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

Acquisitions and investments may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, and adversely impact our business, financial condition, operating results, and cash flows. In particular, our acquisitions and investments may be subject to laws, regulations and governmental approvals, potentially strict scrutiny by foreign governments, both retrospectively and prospectively. Failure to obtain necessary governmental approvals or to comply with applicable laws and regulations in the jurisdictions where we or the companies we invest in or acquire operate could subject us to administrative liabilities, which will adversely affect our results of operations and financial performance. In addition, certain early-stage enterprises that we have invested in may require a significant amount of cash to develop their businesses and maintain their daily operations, and therefore are susceptible to market risks. Certain companies in which we have invested that are, or have subsequently become, public companies have been, and are likely to continue to be, subject to significant stock price volatility due to a variety of external and internal factors, including changes in the regulatory and competitive environment, among others. As a result, the value of our investments may be adversely affected. We may not accurately forecast the financial impact of an acquisition or investment transaction, including accounting charges. We would have to pay cash, incur debt, or issue equity securities to pay for any such acquisition and investment, each of which may affect our financial condition or the value of our capital stock and could result in dilution to our shareholders. We had US$220.0 million of short-term and long-term investments as of December 31, 2025.

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

The global macroeconomic environment is facing challenges. For example, health epidemics have caused significant downward pressure for the global economy. Furthermore, geopolitical tension and conflicts, energy crisis, inflation risk, interest rate increases, instability in the financial system, and the tightening of monetary policy by the U.S. Federal Reserve impose new challenges and uncertainties on the global economy. In particular, the Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have heightened geopolitical tensions across the world. The impact of these regional conflicts has contributed to increases in food and energy prices and thus to inflation more generally, with the potential for even more serious consequences if oil and gas facilities are destroyed or shipping is affected for an extended period of time. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Any severe or prolonged economic downturn, or the continuation or escalation of geopolitical conflicts, inflationary pressures, or other macroeconomic disruptions, could materially and adversely affect our business, results of operations and financial condition.

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

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. For example, since early 2025, the U.S. has implemented significant changes to U.S. trade policy with China, including by imposing additional tariffs on Chinese imports. China has responded by imposing, and proposing to impose additional or higher tariffs on products imported from the United States, among other measures. There remains considerable uncertainty regarding future tariff rates and the trajectory of U.S.-China trade relations. The continued tensions and the prospect of escalating tariffs could potentially impact the Chinese economy. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy. Currently, we supply markets outside of North America primarily from China and serve the North American market primarily from Vietnam. Mid-to long-term, we will also explore other sourcing possibilities to further optimize our supply chain and potentially minimize our costs and risks. Revenues from the U.S. is US$43.6 million during the year ended December 31, 2025.

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

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. For example, on August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that Zepp Health Corporation would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law. The COINS Act largely preserves the core framework of the Outbound Investment Rule, while expanding its scope and coverage in certain respects. The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act. In addition, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Furthermore, on September 29, 2025, the U.S. Department of Commerce’s Bureau of Industry and Security (BIS) issued an immediately effective interim final rule that, among others, extends Entity List and Military End-User List restrictions to entities that are 50% or more owned, directly or indirectly, by parties designated on those lists. This rule is currently suspended for one year. If implemented, these measures are expected to have significant impact on the targeted countries, markets and/or entities, making compliance more complicated and time-consuming and increasing the risk of inadvertent omissions.

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

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. In addition, an independent registered public accounting firm for a public company may be required to issue an attestation report on the effectiveness of such company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

In the opinion of Zhong Lun Law Firm, our PRC legal counsel, (i) the ownership structures of the VIEs in China and our WFOE comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between our WFOE, the VIEs and their respective shareholders governed by PRC law are legal, valid and binding, and do not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC legal counsel that as there are uncertainties regarding the interpretation and application of the PRC laws, regulations and relevant regulatory measures concerning the foreign investment restrictions and administrative licenses and permits related to various underlying industries, there can be no assurance that the PRC governmental authorities or courts, or other authorities that regulate the businesses and industries the Company engaged in, would agree that its corporate structure or any of the contracts under the Contractual Arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. Consequently, there can be no assurance that the PRC governmental authorities will constantly take a view that is consistent with the opinion of our PRC legal counsel. Our holding company in the Cayman Islands, the VIEs and investments in our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with VIEs and, consequently, the business, financial condition, and results of operations of the VIEs and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs which contributed to 8.0% of our revenues in 2025. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

The shareholders of the VIEs may have potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have an adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to certain uncertainty as to the outcome of any such legal proceedings.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020, and the Implementation Rules to the Foreign Investment Law came into effect on January 1, 2020, which clarify and elaborate on the provisions of the Foreign Investment Law. However, uncertainties still exist in relation to interpretation and implementation of the Foreign Investment Law, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises, but it has a catch-all provision under the definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or rules of the State Council, so there is still a possibility for future laws, administrative regulations or provisions of the State Council to stipulate contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the Foreign Investment Law, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the Foreign Investment Law, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business, any of which may have a material adverse effect on our business operation. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the Foreign Investment Law, foreign investors and foreign-invested enterprises will be subject to legal liabilities if they fail to report investment information in accordance with the Foreign Investment Law. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could adversely affect our current corporate structure, corporate governance and business operations.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, 2023 and 2024 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

In addition, the interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies have created uncertainties regarding the legality of existing and future foreign investments and activities of our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the requisite approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

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

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

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

We are subject to anti-monopoly, antitrust, anti-unfair competition, and foreign investment laws and regulations in multiple jurisdictions, and any failure or perceived failure to comply with such laws and regulations could adversely affect our business, financial condition and results of operations.

We operate in jurisdictions that have adopted and continue to develop anti-monopoly, antitrust, anti-unfair competition, and foreign investment screening regimes, including in the People’s Republic of China, the European Union, and the United States. These regimes generally regulate, among other things, anti-competitive agreements, abuse of market dominance, merger control, and foreign investment in certain sectors. Regulatory authorities in these jurisdictions have broad enforcement powers and have in recent years enhanced their oversight activities.

Although we believe the risk of material regulatory action against us under these regimes is remote based on our current business activities and compliance efforts, we cannot assure you that our operations will not become subject to increased regulatory scrutiny or that the applicable legal and regulatory frameworks will not change in ways that affect our business. In order to maintain compliance, we may need to devote additional resources and efforts, including adjusting certain business practices and investment activities. Any regulatory investigation, enforcement action, or litigation initiated against us could result in fines, required divestitures, limitations on our business practices, or constraints on our investment and acquisition activities, any of which could have an adverse effect on our business, financial condition, results of operations, and growth prospects.

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

On February 3, 2015, the State Administration of Taxation issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers, namely a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the State Administration of Taxation released Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, effective from December 1, 2017. SAT Public Notice 37 replaced a series of important circulars and revised the rules governing the administration of withholding tax on China-source income derived by the non-resident enterprise. SAT Public Notice 37 provided certain key changes to the current withholding regime. For example, the withholding obligation for non-resident enterprise deriving dividend arises on the day the payment is actually made rather than on the day of the resolution to declare the dividends. In addition, the provision that non-resident enterprise shall report tax themselves within seven days if their withholding agents fail to withhold is removed.

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

Since we first listed our ADSs on the New York Stock Exchange, or NYSE, on February 8, 2018, the trading prices of our ADSs have been and may continue to be subject to wide fluctuations. In 2025, the trading prices of our ADSs on NYSE have ranged from US$2.17 to US$61.27 per ADS.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	regulatory developments affecting us or our industry, customers or suppliers;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	product upgrade and obsolescence, and our ability to manage product transitions;
●	changes in the economic performance or market valuations of other smart wearables companies;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates, research reports or opinions issued by securities research analysts or brokerage houses related to our company, our competitors, our suppliers or our customers;
●	conditions in the online retail market;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
•	announcements of technological innovations that could disrupt or affect the markets in which we compete;
●	developments in patents or other intellectual property rights and litigation;
•	developments in our relationships with our customers and suppliers;
•	the availability, pricing and timeliness of delivery of components used in our products, including semiconductors, flash memory and liquid crystal displays;
●	additions to or departures of our senior management;
•

general conditions in the worldwide economy, including fluctuations in inflation, interest rates and global currency exchange rates, as well as fluctuations of exchange rates among the RMB, the U.S. dollar and the Euro;

●	sales or perceived potential sales of additional ordinary shares or ADSs;
●	geopolitical tensions in the North America, Europe and other significant markets where we offer our products and services; and
●	any actual or alleged illegal acts of our shareholders or management.

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

As of February 28, 2026, holders of our Class B ordinary shares held an aggregate of 99,277,687 Class B ordinary shares, which represent 42.3% of the total outstanding shares and 88.0% of total voting power of our outstanding shares. Therefore, our Class B ordinary shareholders have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

As of February 28, 2026, our officers, directors and principal shareholders collectively held 90.8% of total voting power. This significant concentration of share ownership and voting power may adversely affect or reduce the trading price of our ADSs because investors often perceive a disadvantage in owning shares in a company with one or several controlling shareholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring shareholders’ approvals, including electing directors and approving mergers or other business combination transactions. These actions may be taken even if they are opposed by our other shareholders. This concentration of share ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company.

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

We are a Cayman Islands company and a significant portion of our assets are located outside of the United States. A significant portion of our current operations are conducted outside of the United States. In addition, some of our current directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring principal shareholders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of NYSE. We will also furnish press releases relating to financial results and material events to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2025, which could subject U.S. investors in our ADSs or Class A ordinary shares to significant adverse U.S. income tax consequences.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2025 and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

ITEM 4.              INFORMATION ON THE COMPANY

A.           History and Development of the Company

We are a global smart wearable and health technology leader. Since our inception in 2013, we have established a strong global presence, particularly in Europe and the U.S. To date, we have shipped over 200 million units of smart wearable devices and served more than 53 million users in over 90 countries with device activation in more than 150 countries.

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

In August 2024, we commenced a two-year partnership with HYROX, the World Series of Fitness Racing. In April 2026, we entered into a new three-year global partnership with HYROX as its exclusive wearable technology provider, significantly expanding the previous regional collaboration into a worldwide agreement.

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

B.           Business Overview

We are a global smart wearable and health technology leader with operations in Europe, the U.S. and Asia. We empower users to achieve their well-being goals by optimizing their health, fitness, and wellness journeys through our leading consumer brands: Amazfit, Zepp Clarity, and Zepp Aura. Amazfit is a brand of smartwatches and wearables designed for various fitness levels and lifestyles, offering rich product offerings and full price-range coverage; Zepp Clarity offers discreet, AI-powered hearing aids to combat hearing loss; and Zepp Aura provides personalized, AI-generated soundscapes to improve sleep and relaxation. Our mission is to empower individuals to take control of their well-being through intelligent healthcare tools, and to create a world where healthcare is a source of empowerment, inspiration, and joy for all.

Powered by our proprietary digital health management platform, which includes the Zepp OS—a proprietary operating system with high compatibility, scalability, and seamless application integration—AI chips, biometric sensors, hardware, and specialized health data algorithms, we deliver cloud-based actionable insights and guidance 24/7 to help users achieve their health goals. Our proprietary HuangShan 3 chip and biosensors leverage a cutting-edge open-source RISC-V architecture that delivers high performance at low cost. We have further enhanced our platform through generative AI solutions, including Zepp Flow, Zepp Coach, Zepp Aura, and Food Log features, which provide faster, more responsive user experiences at lower cost. Our devices deliver industry-leading GPS and heart-rate accuracy, long battery life and extended GPS operation time, advanced free offline maps, and comprehensive workout models with professional-level data across activities such as golf, free diving, and more. We maintain an integrated device, chip, and cloud strategy that supports a fast innovation cycle relative to the industry norm of over one year. We also maintain strong privacy protections, with compliance under GDPR and HIPAA frameworks and data stored on AWS infrastructure. We have also applied our AI expertise to emerging industrial medical imaging technologies delivering big data and analytics capabilities to support medical and diagnostics care service providers.

Since our inception in 2013, we have established a strong global presence, particularly in Europe and the U.S., supported by our own global sales channel and distribution network, a vertically integrated supply chain with multi-sourcing capabilities, and a localized talent base led by a globally experienced management team. To date, we have shipped over 200 million units of smart wearable devices and served more than 53 million users in over 90 countries with device activation in more than 150 countries. With outstanding craftsmanship, Amazfit smartwatches have won many design awards, including the iF Design Award and the Red Dot Design Award, reflecting our award-winning, industry-leading design philosophy and our commitment to ESG principles and sustainability. We are trusted by top athletes and have partnered with massively popular sport organizations such as HYROX, while benefiting from a flourishing third-party partner community and world-leading software ecosystem integrations, including Strava and TrainingPeaks.

Our Products and Services

Our key product and service offerings consist of (i) smart bands and smart watches, our core hardware products sold primarily under the Amazfit and Zepp brands, (ii) ecosystem products, including smart rings, hearables, the Helio Strap, smart scales, and accessories, and (iii) software and data services, including Zepp Aura, our AI-powered sound health platform, and our data analytics capabilities.

Smart Bands and Smart Watches

We have developed a wide range of smart wearable devices that offer robust features at competitive price points, sold primarily under our proprietary Amazfit and Zepp brand names. Our product portfolio spans multiple form factors and styles, including round and rectangular display configurations, and targets a broad range of consumer use cases, from ruggedized outdoor and sports-oriented devices to fashion-forward and everyday lifestyle wearables.

We pursue a strategy of rapid development and replacement cycles with shorter manufacturing runs, enabling us to bring new products to market quickly and stimulate consumer demand through compelling newly launched or updated offerings throughout the year. All of our products utilize our then-latest proprietary AI chipset and sensor array, which provides consistent biometric data collection across our product lines and enables users to connect with different terminals to improve Internet of Things (“IoT”) application scenarios. This standardized technology platform is a key differentiating benefit for our data analytics service offerings.

We sell our own branded products under the Amazfit and Zepp brand names. In addition to the Amazfit product lines described below, we offer Zepp advanced smart watches, including the E and Z series. Our Amazfit-branded smart band and smart watch product lines are organized into the following principal series:

Adventure and Performance Series. Our Adventure series, anchored by the Amazfit T-Rex product line, is designed for outdoor enthusiasts, modern explorers, and consumers seeking military-grade durability and advanced navigation features. The T-Rex series combines ruggedized construction with cutting-edge outdoor functionality and extended battery life. In September 2024, we unveiled the Amazfit T-Rex 3 smartwatch at the IFA Berlin trade event. Designed for the modern explorer, the Amazfit T-Rex 3 combines military-grade durability, cutting-edge outdoor navigation features, and unparalleled battery life, making it the ideal companion for adventure in everyday life. In September 2025, we launched the Amazfit T-Rex 3 Pro, designed for trailrunners, endurance athletes, and outdoor adventurers, which builds on its predecessor with upgraded materials, enhanced mapping, a flashlight, built-in speaker and microphone, a sapphire glass screen, and additional features. On February 19, 2026, we launched globally the T-Rex family’s new flagship, the T-Rex Ultra 2. Featuring a 51mm large-diameter design, the watch is built for diverse outdoor scenarios, delivering a more stable and reliable user experience. This upgrade covers multiple core areas, including a Grade 5 titanium bezel and back case, built-in global map resources, a white + green dual-light flashlight, and a GNSS maximum runtime of 177 hours, further enhancing the watch’s professional capabilities and exploration potential in challenging environments. Our Performance series includes the Amazfit Falcon and Amazfit Cheetah product lines, which are engineered for serious athletes and fitness enthusiasts seeking advanced training metrics and high-performance design.

Lifestyle Series. Our Lifestyle series represents our broadest consumer-facing product category and includes the Amazfit Balance, Amazfit Active, Amazfit GTR, Amazfit GTS, and Amazfit GT mini product lines. These products are designed for everyday consumers and active individuals who seek a combination of health and fitness tracking, smart notifications, and versatile design suitable for both casual and professional settings. In the first quarter of 2025, we launched the Amazfit Active 2 smartwatch, featuring a round 1.32-inch high-definition AMOLED display capable of a peak brightness of 2,000 nits. In June 2025, we launched the Amazfit Balance 2 smartwatch, built for high performers, which supports daily training across multiple sports. In December 2025, we introduced the Amazfit Active Max, the newest member of the Amazfit Active series. Built for everyday athletes and consumers seeking to elevate their wellness routine, Active Max features a 1.5” ultra-bright AMOLED display, up to 25 days of battery life, podcast listening capability, and advanced training tools to support consistent training and clearer visibility across any activity.

Essential Series. Our Essential series, comprising the Amazfit Band 7 and the Amazfit Bip product lines, is designed to offer core smart wearable functionality at accessible price points. These products target first-time smart wearable users and cost-conscious consumers seeking reliable health and fitness tracking without the premium features of our higher-tier offerings. The Bip series has historically been among our most commercially successful product lines. In the first quarter of 2025, we launched the Amazfit Bip 6 smartwatch, which features a sturdy aluminum alloy frame, 5 ATM water-resistance, and an impressive two-week battery life.

Ecosystem Products

In addition to our core smart band and smart watch product lines, we offer a portfolio of complementary ecosystem products designed to extend our health and fitness monitoring capabilities across additional form factors and use cases. These ecosystem products integrate with our proprietary Zepp app and digital health management platform, enabling users to consolidate health data from multiple devices into a unified ecosystem.

Hearables. We offer a range of smart earbuds and hearing aid products. In 2020, we introduced our first two smart hearable products, Amazfit PowerBuds and Amazfit ZenBuds, which incorporate health monitoring features. Amazfit PowerBuds is designed for listening use during exercise or outdoor activities and provides heart rate monitoring and data sharing with our Zepp app. In 2021, we introduced Amazfit PowerBuds Pro, an upgraded version featuring true wireless stereo with multi-scenario active noise cancellation and advanced health monitoring functions, including cervical vertebrae and hearing protection. In early 2022, we expanded into the healthcare segment with Zepp Clarity One, our flagship smart hearing aid—an adjustable, discreet device supported by audiology professionals to ensure optimal user experience. In 2023, we added Zepp Clarity Omni, an over-the-ear model with six programmable settings, and Zepp Clarity Pixie, a highly durable invisible hearing aid with a titanium alloy casing and medical-grade silicone domes. In 2024, we launched Amazfit UP OWS (Open Wearable Stereo) earbuds, designed for outdoor safety by allowing users to hear ambient sounds clearly while enjoying music.

Helio Strap. In June 2025, we launched the Helio Strap, Amazfit’s first screen-free fitness, recovery, and sleep tracker. The Helio Strap is designed as a complementary wearable for users who prefer a minimal, screen-free form factor while still accessing core biometric tracking capabilities through integration with the Zepp app and our broader device ecosystem.

Smart Rings. Smart rings, which offer advantages in monitoring accuracy and wearing comfort, represent an emerging product category in the smart wearables industry. We introduced our first smart ring product, the Amazfit Helio Ring, in January 2024. Among the lightest smart rings in the industry, the Amazfit Helio Ring features a water-resistance rating of 10 ATM. Designed to be worn alongside other Amazfit wearables or as a standalone device, the Amazfit Helio Ring offers functionalities beyond sleep tracking, including features tailored for athlete training and performance enhancement.

Other Accessories and Products. We also offer a selection of complementary products, including the Amazfit Smart Scale, which we introduced in 2020. The Amazfit Smart Scale tracks metrics for 16 key body health indicators with high measurement accuracy and recognizes family members sharing the same account to facilitate user experience. In addition, we offer sportswear, home appliances, and various smart watch accessories.

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

Data Analytics Capability

We had approximately 16.5 million Mobile App MAUs as of December 31, 2025, contributing to a large data set for health related data analytics. Mobile App MAUs refer to monthly active users of our mobile apps, which are represented by the number of accounts that have been logged into on our mobile apps during a given calendar month. We calculate Mobile App MAUs by using internal company data that have not been independently verified, and it is possible that some users may have set up more than one account.

In addition, we use the same algorithm in each of our products, regardless of price or type, which gives users a consistent experience and ensures the quality and format of the data collected is consistent, something that many of our competitors lack.

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

In October 2021, we introduced the third generation of our biosensor array, BioTracker™ 3, into our smart watch products Amazfit GTS 3, Amazfit GTR 3 and Amazfit GTR 3 Pro. The BioTracker™ 3 monitors blood oxygen level, heart rate, stress level and sleep quality, providing users with easy-to-use enhanced health and sports experience. In September 2022, our brand new smart watch products Amazfit GTS 4 and Amazfit GTR 4 debuted the fourth generation of our biosensor array, BioTracker™ 4, which collects 33% more data and is more accurate than the previous generation. Combined with the upgraded heart rate tracking algorithm of the GT 4 series, the BioTracker™ 4 could efficiently distinguish heart rate signal from that contaminated by various motion noises, which almost reaches the tracking level of heart rate belts. In September 2023, we announced our latest generation of biosensor array, BioTracker™ 5, on Amazfit Balance and T-Rex 3. By taking advantage of deep learning and million minutes data, the BioTracker™ 5 achieves world-leading accuracy of heart rate tracking algorithm. Powered by the energy-efficient Zepp OS 3.0, the enhanced dual-LED and 8PD biometric sensor can support vital health metrics for longer measurement time.

Our BioTracker™ sensor array now supports several AI-driven biologic data engines, including OxygenBeats™ blood-oxygen saturation monitoring, PumpBeats™ blood pressure monitoring, SomnusCare™ sleep monitoring, ExerSense™ exercise detection and monitoring, RealBeats™ heart rate monitoring, PeakBeats™ specialized post-workout data analysis, Readiness sleep quality tracking and improvement, and Zepp Coach™ workout plans personalization.

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

On February 26, 2024, we unveiled Zepp OS 3.5, which applies the cutting-edge large language models and comes with the groundbreaking GenAI service Zepp Flow™, to facilitate a seamless connection between users and their devices all with just the voice, offering a refreshing experience with the language user interface embedded in our product portfolio. In the second quarter of 2024, we launched Zepp OS 4, a major leap in wearable tech by integrating OpenAI’s GPT-4, making Amazfit smartwatches more effective wellness companions. In the second quarter of 2025, we released Zepp OS 5 designed to enhance the athlete experience with a sport-focused interface, AI-powered training support, and smarter usability features, debuting on devices like the Amazfit Balance2. It introduces advanced personalization, improved movement intelligence, and innovative notification and music playback options tailored for active users.

Zepp OS provides a reliable and stable Bluetooth channel that seamlessly connects with smart phones, smart homes, other health devices and payment systems. We are also opening the Mini Program framework for developers, enabling them to create new apps that leverage the high-quality data and intelligence from our proprietary biosensor array and AI chip, creating a global open IoT ecosystem for smart wearable users. Through Bluetooth capabilities, Zepp OS supports numerous accessories, including body composition scale, body temperature, blood pressure monitor, heart rate monitor, cycling cadence & speed sensor, power meter, action camera, thermohygrometer, air quality monitor, and speaker, significantly enriching our hardware ecosystem. In 2025, Zepp OS further strengthened its ecosystem by supporting connections to professional sports platforms such as STRYD, and Intervals.icu. This integration provides more in-depth training data analysis and personalized guidance, making every workout more effective. Our inclusive and innovative Zepp OS ecosystem has now launched over 686 mini apps with over 61 million downloads. In addition, we are constantly expanding our technology footprint to attract more users to join our Zepp OS ecosystem. For example, we hosted the third Zepp OS Global Online Hackathon, an event designed to bring together some of the most creative minds in the app development.

PumpBeatsTM Blood Pressure Measurement System

In July 2021, we introduced PumpBeats™, a non-invasive and sleeveless blood pressure measurement system on Amazfit smart watches, which enables both spot measurement during day time and continuous monitoring during sleep. Based on five years of technical research and employing our proprietary biosensor array and Huangshan AI chip, the PumpBeats™ algorithm is able to measure blood pressure through the watch’s optical sensors in only 30 seconds. This feature provides users with easy, convenient, accurate readings anytime and anywhere throughout their busy day. PumpBeats™ was first tested in Amazfit GTR 3 Pro introduced in October 2021 and undertaken clinical trial by Peking University First Hospital and Hefei High-tech Zone Cardiovascular Hospital in 2022. In 2023, our blood pressure measurement software, supported by the spot measurement capability of PumpBeats™, was certified by National Medical Products Administration as Class II medical devices. Subsequently, we integrated the certified software into our products launched in the Chinese market in 2024. As of the date of this annual report, PumpBeats™ technology has been integrated across a number of our product lines, including T-rex series, Active series, BIP series and Balance series.

Zepp CoachTM

Launched in October 2022, the Amazfit Falcon debuted the Zepp Coach™, a smart coaching solution developed by us in-house, driven by both domain knowledge and AI. Zepp Coach™ offers AI-powered tailored guidance based on the user’s physical characteristics and workout experience level, to help them scientifically improve their sports performance and build better fitness habits. To help users train safely, the Zepp Coach™ can even detect whether the user is in an overtrained state, and appropriately reduce the intensity of scheduled exercise plans or recommend a rest day.

In 2023, an AI Chat function was provided to enhance Zepp Coach™ as a trial for users of Amazfit devices. By applying the domain knowledge controlled large language models, this intelligent chatbot can answer exercise-related questions which are in voice or text commands and provide users with abundant personalized and updated exercise recommendations. With this new AI Chat dimension, Zepp Coach™ not only can provide personalized training plans and guidance, but it also enables users to request specific advice which can assist their workout practices in real-time.

In 2024, we enhanced Zepp Coach™ with a Strength Training program designed to improve runners’ leg strength and overall performance. This program introduces a personalized, adaptive workout experience to build muscle strength and enhance running performance. It uses three core components: Goal Setting, Performance Estimation, and Training Navigation. Personalized plans are created based on user goals, experience, and available equipment. The algorithm uses Repetitions in Reserve (RIR) to track training intensity, ensuring optimal muscle growth with dynamic weekly and daily adjustments. The program follows a periodized structure with phases for muscle accumulation, intensity building, and performance realization. By integrating strength training into the Personal Health Navigation (PHN) ecosystem, users can boost leg strength, improve running efficiency, and achieve sustainable fitness progress.

Zepp and Zepp Life Mobile Apps

We mainly offer two mobile apps: our “Zepp” mobile app, formerly known as the “Amazfit” mobile app, and our “Zepp Life” mobile app, formerly known as the “Mi Fit” mobile app. Both of our mobile apps sync automatically with, and display real-time data from, our devices. They use charts and graphs to display analysis of the sports and biometric data collected from users. Our “Zepp Life” mobile app emphasizes functions relating to sports. In October 2025, we launched the enhanced Zepp App. This latest app version is designed to deliver more personalized sports and health analysis, empowering Amazfit users worldwide to understand their sports performance and health trends, and make informed lifestyle decisions.

Since our inception in 2013, we have amassed a large user base. As of December 31, 2025, we had 389.3 million registered users of our mobile apps and 16.5 million Mobile App MAUs.

We developed our mobile apps to support and expand the functionalities of our smart wearable devices as a way to attract users and promote sales of our wearable devices. Backed by the Zepp OS architecture, which provides users with comprehensive sports and health insights through “24/7 sports and health monitoring,” we continue to provide innovative features and functionalities to users through our mobile apps. The Zepp App is a powerful, all-in-one sports and health platform that transforms every Amazfit device into a personalized performance coach. Designed for fitness-minded individuals who want to train smarter, recover better, and live healthier, we deliver advanced insights across body energy, sports, sleep, heart rate, stress, and nutrition.

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

Big Data Technology

The real-time iteration of our big data model is enabled by our big data infrastructure and algorithms. Our data platform can extract multi-dimensional features from multi-source data in a highly efficient and secure way to support modeling. Abiding by the data security regulations, we currently utilize our big data technology in the following areas:

●	optimize the algorithms that count the number of steps taken by eliminating the effect of certain patterns of the hand movements that are not associated with walking;
●	fine-tune our algorithms for tracking sleep duration and quality and then make personalized adjustment based on users’ sleep patterns;
●	enhance the performance of our built-in GPS, enabling our products to draw users’ running tracks more accurately and more quickly;
●	develop insights into massive market and consumer data, empowering a more streamlined and efficient product design and optimization process;
●	perform statistical analysis to identify certain characteristics that are associated with heart diseases and sleep patterns and make related practice recommendations to our users;
●	perform statistical analysis to identify certain characteristics that are associated with users’ health and make related recommendations of training courses to our users;
●	fine-tune the lightweight language model powering our voice assistant with aggregated user query data to accelerate the recognition and processing of frequently used voice commands, delivering faster and more accurate responses for common daily tasks; and
●	develop the capability to perform more granular analysis on the data we collect from our users and to allow our products to recognize types of activities and sports.

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

As of December 31, 2025, our total research and development staff consisted of 465 employees. Our global research and development team supports the design and development of our new products. Our research and development team is comprised of electrical engineers, mechanical engineers, computer scientists and mobile app developers. The team is further divided into four subgroups, including algorithms and AI, software engineering, hardware engineering and third-party service integration.

Algorithms and AI

Our algorithms and AI team is responsible for developing and refining our proprietary, artificial intelligence-based, computational algorithms, and leveraging the latest technology in artificial intelligence for applications in our products and services. Our algorithms and AI team creates our robust proprietary software, establishing an enterprise-level platform to deliver an integrated suite of capabilities for data management, machine learning and advanced analytics. After data anonymization, this platform enables us to better serve and create value for our users and design innovative products and services. Our algorithms and AI team has developed a vibrant ecosystem around our platform, and has been building a growing range of applications on our platform, including the following:

•

Sleep monitoring. Using machine learning methodology, we developed an in-house sleep phasing algorithm that can stage users’ sleep as deep sleep, core sleep, rapid eye movement (REM), and wakefulness. Additionally, sleep scores and recovery indices can be calculated based on sleep stages to evaluate sleep quality.

•

Biocharge and readiness. Our advanced biocharge and readiness algorithm accurately measures energy depletion and recharging. It provides insights into physical and mental recovery by analyzing multiple metrics such as sleep, heart rate variability (HRV), and stress. By integrating multimodal input, it offers an estimate of the user’s body energy levels for the entire day or the morning energy level. This innovative approach helps users optimize performance, recovery, and overall health.

•

Sports and fitness. We are developing algorithms to synthesize a wide variety of users’ daily activity data to understand users’ daily routines and habits and build our recommendation model accordingly through machine learning. Additionally, we also have developed the AI algorithms to recognize the daily workout or exercise, such as walking, running, cycling, rowing and elliptical training to automatically record the workout for users, and provided AI-powered tailored guidance based on the user’s physical characteristics and workout experience level through the smart coaching solution Zepp Coach™. Once the recommendation model is set up, we will be able to provide users with recommendations, such as exercise duration and intensity, running posture and foot posture, to help them train safely and build better fitness habits. We can also make personalized activity recommendations to help users achieve their fitness goals, such as weight loss, and with the AI Chat feature provided on Zepp Coach™, users are able to request specific advice which can scientifically improve their sports performance.

•

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

Manufacturing and Fulfillment

Procurement and Manufacturing

We maintain a global manufacturing footprint, with production operations in Vietnam primarily serving the North American market and manufacturing capabilities in China primarily serving markets outside North America. We procure a majority of raw materials and components from suppliers within China, and then consign them to our manufacturers. In general, prices for our raw materials have been relatively stable. Through close coordination with our customers and manufacturers and frequent purchases of components from suppliers, we are able to carry a few raw material and in-process inventories and achieve prompt production, minimizing inventory risk. We procure components based on our internal sales and production plan on a weekly basis.

The key components of our products typically include Bluetooth Low Energy (BLE) system-on-chip, PPG sensor, flash memory, gravity sensor, battery and screen. Based on the specific product requirements, some of the key components is currently procured from a number of sources of supply. The remaining key components of our products are generally procured from one to three suppliers. Main chips and heart-rate sensors are primarily supplied by our invested company, Jiangsu Yitong, which enables us to have advanced wearable chip and sensor technology, stable chip supply and efficient cost.

We believe that outsourcing the manufacturing of our products enables greater scale and flexibility at lower costs than establishing our own manufacturing facilities. We outsource the manufacturing of our products to a number of contract manufacturers. We assign the production of our products to a number of corresponding manufacturers. Our manufacturers produce our products using design specifications and standards that we establish. We have strengthened our global manufacturing capabilities starting in 2023. Currently, we supply markets outside North America primarily from China and the North American market primarily from Vietnam. In the medium to long term, we will also explore other sourcing options to further optimize our supply chain and potentially minimize our costs and risks.

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

Sales, Branding and Marketing

Since September 2015, we have started to use the brand name “Amazfit” to market our products. In August 2020, we introduced a new brand name, “Zepp”. Since 2020, we have engaged in various marketing and branding activities to promote our Amazfit brand and Zepp brand. For example, in 2021, we promoted our Amazfit products sold in China as Chinese characters “跃我” and promoted a slogan “up your game.” In August 2024, we commenced a two-year partnership with HYROX, the World Series of Fitness Racing. In 2025, we significantly expanded our Amazfit Athletes team, which now boasts over ten sports stars. During the first quarter of 2025, we deepened our presence in the HYROX community through events in Chicago, Taipei and Shanghai. In the second quarter of 2025, we welcomed NFL standout and Pro Bowl running back Derrick Henry and ultra runner Rod Farvard to our growing roster of Amazfit athlete ambassadors. In the third quarter of 2025, we further expanded the team by welcoming elite trail runners Ruth Croft, a recent UTMB champion, and Rosa Lara Feliu, as well as marathoner Ota Aoi, Amazfit’s first Japanese brand ambassador. We also expanded our Amazfit HYROX Athletes roster beyond Hunter McIntyre to include Rich Ryan, Joanna Wietrzyk, Emilie Dahmen, and Linda Meier, and continued to elevate brand visibility through Amazfit’s participation at HYROX Beijing. In the fourth quarter of 2025, we announced the return of Hunter McIntyre for another season and welcomed Amanal Petros, Germany’s fastest marathon runner and one of Europe’s leading long-distance athletes, as well as Josh Kerr, a two-time Olympic medalist and World Champion middle-distance runner. Throughout 2025, we executed targeted, multi-layered global marketing campaigns across YouTube, TikTok, and Instagram, forming a powerful “marketing ecosystem” that drove significant results, including Amazfit ranking as the second most improved wearables brand year-over-year in the U.S. during Amazon Prime Day, and Prime Day sales in EMEA surging approximately 60% versus the 2024 event. In April 2026, we entered into a new three-year global partnership with HYROX as its exclusive wearable technology provider, significantly expanding the previous regional collaboration into a worldwide agreement. In addition, we adopted an insights-backed brand refresh with a brand new vision, mission and story, and optimized our website to better communicate with potential customers on our milestones and product portfolio. We seek to further increase our brand awareness by expanding our marketing efforts, strengthening our competitive differentiation, and providing our users with consistent and high quality products.

Our products are sold via both online and offline channels. In terms of online platforms, we operate storefront on e-commerce platforms and directly selling to certain of these e-commerce platforms who subsequently distribute to end users. For our offline network, we work with well-established distributors to create points of purchase at their retail stores. In addition, as a global company, we manufacture localized versions of our products specifically tailored for sales and distribution in various international markets. In 2025, Amazfit-branded products accounted for 100% of our total revenues, compared with 94.0% in 2024, and sales of Amazfit-branded products increased by 50.9% as compared with 2024. We continued to push on retail profitability and channel mix improvement, which included meticulous refinement of our retail channels and strategic staffing arrangements across sales regions. We expanded international sales and marketing channels for our Amazfit products and Zepp products on our own, and we plan to keep doing so in the foreseeable future.

Customer Service

User experience is a key focus for our business. We strive to provide personalized support for our users, including support from live customer service representatives.

Representatives of our distribution channels, especially those that manage our e-commerce channels, provide customer services to users who purchased our products through their channels during normal working hours. These representatives are required to complete mandatory training on product knowledge, complaint handling and communication skills. In addition, in select markets, we also maintain call centers to provide phone support to our users.

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

As of February 28, 2026, we had obtained 605 patents and had submitted 198 additional patent applications. Our issued patents will expire between 2026 and 2050. As of February 28, 2026, we had registered 2,385 trademarks and had submitted 122 additional trademark applications. Our registered trademarks will expire between 2026 and 2038 but can be renewed. As of February 28, 2026, we had obtained 79 software copyrights.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, such as use of confidentiality agreement with our employees and outside consultants.

Competition

We compete with other companies in every aspect of our business, particularly with companies that are in the smart wearables market. The smart wearables market has a multitude of participants, including consumer electronics companies specialized in smart wearable technology, such as Google Fitbit and Garmin, large, broad-based consumer electronics companies that either compete in our market or adjacent markets, or have announced plans to do so, such as Huawei, Apple, Samsung and Google Fitbit, traditional health and fitness companies and traditional watch companies. We also face competition from local providers of similar products in the different regions and countries where our products are distributed.

We believe that the principal competitive factors impacting our industry include:

●	brand recognition;
●	breadth of product offerings;
●	design;
●	functionality;
●	quality and reliability;
●	sales and distribution;
●	data accuracy;
●	sensor technology and algorithms;
●	user services;
●	time-to-market and availability; and

●	pricing.

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

Regulation on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalogue of Industries for Encouraging Foreign Investment, or the Encouraging Catalogue, and the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, both of which were promulgated and are amended from time to time by the Ministry of Commerce, and the National Development and Reform Commission. The Encouraging Catalogue and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited”. Industries not listed in the Encouraging Catalogue and the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

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

Regulation on Product Quality

The PRC Product Quality Law, amended by the Standing Committee of National People’s Congress in December 2018, applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product.

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

In the European Union, the Digital Services Act, which is known as the DSA, came into force on November 16, 2022. The majority of the substantive provisions took effect or will take effect between 2023 and 2024. These provisions will govern, among other things, potential liability for illegal products on online platforms as well as obligations around traceability of merchants/business users and require enhanced transparency measures including in relation to any recommendation systems used to present product options to a user. In particular, if an online platform presents information about products in a way that would lead an average consumer to understand the product is provided by the platform directly, rather than by a third-party merchant, the platform may be liable directly under consumer protection law. Further, the DSA contains general requirements that user interfaces may not deceive or manipulate users which are yet to be clarified further by guidance. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider to comply with the DSA. In addition, the European Union’s Market Surveillance Regulation, which took effect in July 2021, placed new obligations on certain e-commerce platforms and was designed to reduce the availability of non-compliant products in the European Union when offered by sellers outside of the region that either had or did not have an appointed authorized product compliance representative in Europe. The PRC Consumer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers. The amended PRC Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers.

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

Patents in China are filed with the China National Intellectual Property Administration. Article 19 of the PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the China National Intellectual Property Administration for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the China National Intellectual Property Administration has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China.

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

As of February 28, 2026, we had 605 patents granted and 198 patent applications pending worldwide.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of February 28, 2026, we owned 2,385 registered trademarks in different applicable trademark categories and were in the process of applying to register 122 trademarks worldwide.

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

Software Copyright Law

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and latest amended on January 30, 2013, the National Copyright Administration issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, exclusive licensing contract registration and transfer contract registration. As of February 28, 2026, we had registered 79 computer software copyrights.

Regulation on Domain Name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology, effective on November 1, 2017. The Ministry of Industry and Information Technology is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which China Internet Network Information Center is responsible for the daily administration of CN domain names and Chinese domain names. The registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure, file a suit to the People’s Court or initiate an arbitration procedure. As of February 28, 2026, we had registered 32 domain names.

Regulation on Medical Device

The Regulations on Supervision and Administration of Medical Devices, issued by the State Council on January 4, 2000, and further amended on March 7, 2014, May 4, 2017, February 9, 2021 and December 6, 2024, respectively, the latest amended version of which took effect on January 20, 2025, divide medical devices into three types. For Class I medical devices, the record-filing management shall be implemented, while for Class II and Class III ones, the registration management shall be implemented. In case of the application for registration of Class II medical devices, the applicant for registration shall submit the registration application materials to the National Medical Products Administration at provincial level. In case of the application for registration of Class III medical devices, the applicant for registration shall submit the registration application materials to the National Medical Products Administration. The medical device registration certificate for Class II and Class III medical devices is valid for five years. When engaging in production of Class II and Class III medical devices, the manufacturing party shall obtain the medical device production license. In addition, when engaging in operation of Class II medical devices, an operating enterprise shall also make a record-filing with the National Medical Products Administration at municipal level.

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

Regulation on Information Security

The Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, which was latest amended on October 28, 2025, and became effective on January 1, 2026, to protect cyberspace security and order. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. In addition, the latest amendment reflects a tendency towards strengthening the protection of personal information.

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

The PRC Enterprise Income Tax Law and its implementation rules which was latest amended on December 6, 2024, permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.

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

On December 25, 2024, the Standing Committee of the National People’s Congress of China promulgated the Value-added Tax Law, which took effect on January 1, 2026. On December 25, 2025, the State Council promulgated the Regulation on the Implementation of the Value-Added Tax Law, which also took effect on January 1, 2026, providing detailed guidance on the scope of taxable transactions, tax rates, input tax credit rules, export refund mechanisms and administrative procedures. The Value-added Tax Law consolidates China’s VAT system into a unified legal framework, maintaining the current three-tier VAT rates (13%, 9%, and 6%) while introducing key reforms to enhance compliance and adapt to economic needs, and also clarifies small-scale taxpayer thresholds (annual sales under RMB 5 million) and modernizes administration by promoting e-invoices and allowing residence-based tax filings. These changes aim to balance tax neutrality with anti-avoidance measures, reflecting China’s commitment to aligning its fiscal system with OECD consumption tax principles.

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

On September 12, 2025, the State Administration of Foreign Exchange issued the Notice Matters Concerning Deepening the Reform of Foreign Exchange Management for Cross-border Investment and Financing, which took effect upon issuance. The Notice further removes the requirement for registration of basic information on preliminary expenses of domestic direct investment and eliminates the registration requirement for domestic reinvestment by foreign-funded enterprises, permits the domestic reinvestment of foreign exchange profits lawfully generated under foreign direct investment, and simplifies certain registration requirements for cross-border financing.

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

However, we have been further advised by our PRC legal counsel that as there are certain uncertainties regarding the interpretation and application of the PRC laws, regulations and relevant regulatory measures concerning the foreign investment restrictions and administrative licenses and permits related to various underlying industries, there can be no assurance that the PRC governmental authorities or courts, or other authorities that regulate the businesses and industries the Company engaged in, would agree that its corporate structure or any of the contracts under the Contractual Arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. Consequently, there can be no assurance that the PRC governmental authorities will constantly take a view that is consistent with the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Risks Related to Doing Business in Jurisdictions in which We Operate—As the case in many other civil law jurisdictions, there are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

D.           Property, Plant and Equipment

Our principal executive offices are located in Netherlands. We also maintain offices in Asia, North America and Europe. As of December 31, 2025, we owned and leased the office building worldwide with an aggregate floor area of approximately 9,507 square meters. Our research and development facilities, including those for hardware engineering, structure design and mobile app development, and our management and operations facilities, including those for accounting, supply chain management, quality assurance and customer services, are located in China. We have sales and marketing, communication and business development personnel at our office in Beijing and supply chain management and factory management personnel at our office in Shenzhen. We also have research and development personnel who are responsible for biometric ID design and frontier technology at our office in Milpitas, sales and marketing personnel responsible for our sales in the United States at our office in Costa Mesa, and sales operation center responsible for our sales in Europe located in Poland.

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

A.           Operating Results

Key Factors Affecting Our Results of Operations

Increase of brand recognition and sales of our products

Our results of operations depend significantly on our ability to increase sales of our products. One of our key growth strategies to increase sales of our products is to enhance the brand recognition for our products. To achieve the goal, we have engaged in a variety of marketing and brand promotion campaigns around the world. In particular, we have expanded the Amazfit athletes team by onboarding high-profile Athlete Ambassadors. Additionally, we are enhancing our partnership with HYROX, with plans to introduce more advanced HYROX products and features. These strategic collaborations have increased confidence among key offline retail partners in the US and Europe. This development is expected to drive our growth in the future.

Expansion into the international markets

International expansion represents a significant opportunity to further grow our business. Since our inception in 2013, we have established a strong global presence, particularly in Europe and the U.S. To date, we have shipped over 200 million units of smart wearable devices and served more than 53 million users in over 90 countries with device activation in more than 150 countries.

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

Our research and development of innovative products and services

Our ability to increase sales volume depends on our ability to innovate in design and technology and offer products that meet our users’ demand. We have a diversified product portfolio that caters to the various demands of our users and addresses different scenarios. We have dedicated and will continue to dedicate significant research and development efforts in developing innovative products and services. For the years ended December 31, 2023, 2024 and 2025, research and development expenses accounted for 41.9%, 39.3% and 35.3% of our total operating expenses and 14.6%, 25.3% and 17.5% of our revenues, respectively. Our future success is significantly dependent on our ability to continually launch new products and services that are popular among consumers, particularly relative to those offered by our competitors. The popularity of our products and services in turn affects users’ engagement on our platform, the data of which form a critical foundation of our research and development efforts.

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

	Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Summary of Consolidated Statements of Operating Data:
Revenues(1)	352,860	100.0	182,603	100.0	258,897	100.0
Cost of revenues(2)	260,502	73.8	112,369	61.5	159,707	61.7
Gross profit	92,358	26.2	70,234	38.5	99,190	38.3
Operating expenses:
Research and development(3)	51,503	14.6	46,159	25.3	45,318	17.5
General and administrative(3)	26,778	7.6	24,854	13.6	29,273	11.3
Selling and marketing(3)	44,527	12.6	46,471	25.4	53,829	20.8
Total operating expenses	122,808	34.8	117,484	64.3	128,420	49.6
Operating loss	(30,450)	(8.6)	(47,250)	(25.9)	(29,230)	(11.3)
Realized gain from investments	109	—	—	—	—	—
Interest income	3,089	0.9	3,672	2.0	1,526	0.6
Interest expenses	(6,752)	(1.9)	(5,552)	(3.0)	(5,697)	(2.2)
Gain from fair value change of long-term investments	213	0.1	2,011	1.1	76	—
Impairment loss from investments	(313)	(0.1)	(10,129)	(5.5)	(2,194)	(0.8)
Other (expenses)/income, net	(525)	(0.1)	(656)	(0.4)	56	—
Loss before income tax and loss from equity method investments	(34,629)	(9.8)	(57,904)	(31.7)	(35,463)	(13.7)
Income taxes benefits/(expenses)	2,430	0.7	(13,693)	(7.5)	(2,537)	(1.0)
Loss before loss from equity method investments	(32,199)	(9.1)	(71,597)	(39.2)	(38,000)	(14.7)
Income/(loss) from equity method investments	1,113	0.3	(4,211)	(2.3)	(2,068)	(0.8)
Net loss	(31,086)	(8.8)	(75,808)	(41.5)	(40,068)	(15.5)

Notes:

(1)	Includes US$92.0 million, US$11.0 million and nil with related parties for the years ended December 31, 2023, 2024 and 2025, respectively.
(2)	Includes US$82.2 million, US$9.4 million and nil resulting from related parties sales for the years ended December 31, 2023, 2024 and 2025, respectively.
(3)	Share-based compensation expenses were included in operating expenses. Our share-based compensation expenses were the result of our grants of options, restricted shares and restricted share units under our share incentive plans to our employees.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our revenues increased by 41.8% from US$182.6 million for the year ended December 31, 2024 to US$258.9 million for the year ended December 31, 2025. The increase in total revenues mainly resulted from growth of all the product lines, including sports, balance and youth lines. In 2025, Amazfit-branded products accounted for 100.0% of our total revenues, compared with 94.0% in 2024. Sales of our Amazfit-branded product increased by 50.9% as compared with 2024.

Cost of revenues

Our cost of revenues increased by 42.1% from US$112.4 million for the year ended December 31, 2024 to US$159.7 million for the year ended December 31, 2025. The increase was primarily in line with the increase in the sales of our products.

Gross profit

Our gross profit increased by 41.2% from US$70.2 million for the year ended December 31, 2024 to US$99.2 million for the year ended December 31, 2025. The increase was mainly driven by an increase in the sales of our products. Gross margin in 2025 was 38.3%.

Research and development expenses

Research and development expenses decreased by 1.8% from US$46.2 million for the year ended December 31, 2024 to US$45.3 million for the year ended December 31, 2025. The decrease was as a result of our refined research and development approaches, as we consistently evaluated resource efficiency to ensure maximum return on investment and productivity. We are committed to investing in new technologies and AI to maintain our competitive edge against our peers.

General and administrative expenses

General and administrative expenses increased by 17.8% from US$24.9 million for the year ended December 31, 2024 to US$29.3 million for the year ended December 31, 2025, primarily due to US$5.7 million specially identified provision as a result of the termination old business model and sales channel and US$1.2 million expense related to certain brand and IP protection activities. Excluding those, general and administrative expenses decreased compared with full year of 2024. We continued to streamline overhead, maintaining disciplined cost control while improving operating efficiency.

Selling and marketing expenses

Selling and marketing expenses increased by 15.8% from US$46.5 million for the year ended December 31, 2024 to US$53.8 million for the year ended December 31, 2025. The increase was primarily due to US$2.6 million directly attributable to certain e-commerce platform charges to drive revenue growth and the remaining US$4.8 million attributable to frontloaded some investments in marketing and branding activities that fueled the adoption of new products. In addition, we consistently pushed on retail profitability and channel mix improvement, which included meticulous refinement of our retail channels and strategic staffing arrangements across sales regions. We are committed to investing efficiently in marketing and branding to ensure our sustainable growth.

Operating loss

As a result of the factors set out above, we recorded an operating loss of US$47.3 million for the year ended December 31, 2024, and an operating loss of US$29.2 million for the year ended December 31, 2025.

Interest income

Interest income represents interest earned on bank deposits. We had interest income of US$3.7 million for the year ended December 31, 2024 and US$1.5 million for the year ended December 31, 2025.

Interest expenses

Interest expense represents interest charges for bank borrowings. We had interest expense of US$5.6 million for the year ended December 31, 2024 and US$5.7 million for the year ended December 31, 2025.

Other (expenses)/income, net

We had other expenses of US$0.7 million for the year ended December 31, 2024 and other income of US$0.1 million for the year ended December 31, 2025.

Income taxes expenses

We recorded income taxes expenses in the amount of US$13.7 million for the year ended December 31, 2024, as compared to income taxes expenses in the amount of US$2.5 million for the year ended December 31, 2025, primarily resulting from valuation allowance for deferred tax assets, for the year ended December 31, 2025.

Net loss attributable to Zepp Health Corporation

As a result of the foregoing, we recorded a net loss of US$75.7 million for the year ended December 31, 2024, and a net loss of US$40.1 million for the year ended December 31, 2025. We recorded income tax impacts of US$2.5 million (primarily resulting from valuation allowance for deferred tax assets) and net investment results of US$4.2 million (including impairment loss from investments, loss from equity method investments, and gain from fair value change of long-term investment), both are non-cash in nature.

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

Income taxes benefits/(expenses)

We recorded income taxes benefits in the amount of US$ 2.4 million for the year ended December 31, 2023, as compared to income taxes expenses in the amount of US$13.7 million, primarily resulting from valuation allowance for deferred tax assets, for the year ended December 31, 2024.

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

Mainland China

Generally, our PRC subsidiaries, the VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by governmental authorities every three years. Anhui Huami began to qualify as a high and new technology enterprise since 2015 and renewed the high and new technology enterprise certificate in July 2018, September 2021 and November 2024. Anhui Huami Health Technology Co., Ltd. began to qualify as a high and new technology enterprise since 2020, and successfully renewed its high and new technology enterprise certificate in November 2023. Shunyuan Kaihua began to qualify as a high and new technology enterprise since 2021, and successfully renewed its high and new technology enterprise certificate in October 2024. Accordingly, Anhui Huami, Anhui Huami Health Technology Co., Ltd. and Shunyuan Kaihua were subject to a tax rate of 15% during the years ended December 31, 2023, 2024 and 2025. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and other related regulations, including Circular No. 9. If Hong Kong Zepp Holding Limited satisfies all the requirements under the tax arrangement, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. According to the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, effective from January 1, 2020, a Hong Kong entity shall adopt the method of “self-discrimination, declaration of enjoyment, and retention of relevant materials for future reference,” and the requirement of filing application package with the tax authority has been abolished. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions in which We Operate—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have an adverse effect on our ability to conduct our business.”

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

B.          Liquidity and Capital Resources

The following table sets forth the movements of our cash flows for the periods presented:

	Years Ended December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	42,602	(24,392)	(25,692)
Net cash provided by/(used in) investing activities	7,727	(1,579)	1,480
Net cash (used in)/provided by financing activities	(41,676)	477	24,835
Net increase/(decrease) in cash and cash equivalents and restricted cash	8,653	(25,494)	623
Exchange rate effect on cash and cash equivalents	(9,305)	(4,240)	1,575
Cash, cash equivalents and restricted cash at the beginning of year	141,121	140,469	110,735
Cash, cash equivalents and restricted cash at end of year	140,469	110,735	112,933

As of December 31, 2023, 2024 and 2025, our cash, cash equivalents and restricted cash were US$140.5 million, US$110.7 million and US$112.9 million, respectively, out of which US$58.0 million, US$63.0 million and US$16.6 million were held in U.S. dollars, and US$76.9 million, US$39.3 million and US$82.6 million were held in Renminbi, as of December 31, 2023, 2024 and 2025, respectively. Our cash, cash equivalents and restricted cash primarily consist of cash at banks and on hand. 74.3% of our cash, cash equivalents and restricted cash as of December 31, 2025 were held in China, and 70.9% of our cash, cash equivalents and restricted cash were held by the VIEs. In 2025, we have retired a significant part of our short-term debts maturing in 2025 and secured a multi-year long-term debt maturing in 2027 and beyond with a lower interest rate.

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

Operating activities

Net cash used in operating activities for the year ended December 31, 2025 was US$25.7 million. The difference between our net loss of US$40.1 million and the net cash used in operating activities was primarily due to better working capital management. The additional cash used in operating activities was partially offset by the adjustment of non-cash items, which primarily consisted of write off for excess and obsolete inventories, provision for accounts receivable, depreciation and amortization expenses, share-based compensation and deferred income taxes. Changes in working capital for the year ended December 31, 2025 primarily consisted of an increase of US$16.2 million in prepaid expenses and other current assets, which was mainly due to export value-added tax refund timing differences. Cash flows in operating activities are subject to seasonality, whereby operating cash inflows in the second half of the year cannot fully offset the operating cash outflows incurred in the first half of the year.

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

Investing activities

Net cash provided by investing activities was US$1.5 million for the year ended December 31, 2025, primarily due to disposal of long-term investments of US$1.7 million, partially offset by purchase of property, plant and equipment of US$0.5 million and purchase of intangible assets of US$0.3 million.

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

Financing activities

Net cash provided by financing activities was US$24.8 million for the year ended December 31, 2025, primarily due to net proceeds from letter of credit of US$34.5 million and bank borrowings received of US$65.7 million, partially offset by repayment of bank borrowings of US$73.1 million.

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

Capital expenditures

Our capital expenditures primarily consist of purchases of property, plant and equipment and intangible assets. Our capital expenditures were US$1.7 million, US$1.5 million and US$0.8 million in the years ended December 31, 2023, 2024 and 2025, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

Material cash requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include bank borrowings and operating lease obligations.

Bank borrowings. As of December 31, 2025, we had outstanding bank loans with terms of one to seven years for an aggregate balance of US$115.2 million, including US$46.4 million short-term bank loans and US$26.6 million long-term bank loans used for our daily operations, and US$9.3 million short-term bank loans and US$32.9 million long-term bank loans for the Jiangsu Yitong acquisition with the shares we hold in Jiangsu Yitong as collateral, compared to our outstanding bank loans for an aggregate balance of US$117.1 million as of December 31, 2024. The decrease was primarily attributable to our repayments of US$73.1 million in short-term and long-term bank loans in 2025, partially offset by bank borrowings received of US$65.7 million. The Company’s maturing short-term borrowings are expected to be secured on substantially identical terms and conditions, through the incurrence of new short-term or long-term debt as appropriate. During the first quarter of 2026, we retired more than US$20.0 million short-term borrowings and secured new long-term borrowings in equivalent amount to optimize debt maturity profile and overall capital structure.

Notes payable and others. As of December 31, 2025, the balance of the notes payable and others is US$111.7 million, which includes US$17.3 million payables for short-term bank acceptance notes and US$94.4 million payable for the letter of credits factored in the bank. The short-term bank acceptance notes and the letter of credit are normally settled within three months and twelve months, respectively. This financing structure reflects our strong credit rating with the banks.

Operating lease. We have operating lease arrangements for administrative office spaces in various cities in the PRC and overseas, and financial lease that is immaterial. As of December 31, 2025, we had US$1.0 million of payables within the next 12 months.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

Holding Company Structure

Zepp Health Corporation is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in the U.S., the Netherlands, and China, the VIEs and their subsidiaries in China. As a result, Zepp Health Corporation’s ability to pay dividends depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China and the VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

The table below sets forth the respective revenues contribution and assets of Zepp and our wholly-owned subsidiaries and the VIEs as of the dates and for the periods indicated:

	Revenues(1)			Total assets(1)
	For the Year Ended December 31,			As of December 31,
	2023	2024	2025	2024	2025
Zepp and its wholly-owned subsidiaries	59.9%	82.0%	92.0%	54.8%	61.1%
VIEs	40.1%	18.0%	8.0%	45.2%	38.9%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)The percentages exclude the inter-company transactions and balances between our subsidiaries and the VIEs.

C.          Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2026 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Revenue recognition

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

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wang Wayne Huang	50	Chairman of the Board of Directors and Chief Executive Officer
Alain Lam	52	Director
Mike Yan Yeung	55	Director and Chief Operating Officer
Meihui Fan	47	Director and Chief Technology Officer
Jimmy Lai	69	Independent Director
Hongjiang Zhang	65	Independent Director
Bing Xie	58	Independent Director
Leon Cheng Deng	43	Chief Financial Officer
Hui Wang	48	Vice President of Corporate Strategy
Pengtao Yu	44	Chief Industrial Designer

Mr. Wang Wayne Huang is our founder and has served as the chairman of our board of directors and our chief executive officer since our inception. Mr. Huang is a serial entrepreneur with significant experience and expertise in the technology and internet sectors in China. Mr. Huang founded Anhui Huami in December 2013 to develop, manufacture and sell smart wearable devices. Prior to that, Mr. Huang founded Hefei Huaheng Electronic Technology Co., Ltd., a company focused on the development of tablets and tablet-based mobile apps and provision of e-magazine network services, and led the team that rolled out China’s first tablet. In 2002, Mr. Huang founded Hefei Huakai Yuanheng Information Technology Co., Ltd., a company focused on the development of embedded Linux software and hardware. In addition, Mr. Huang has served as the director, the executive director or the general manager at several other technology companies. Mr. Huang previously was a research and development engineer at Huawei Technologies Co. Ltd., a leading global information and communications technology solutions provider, where he played an instrumental role in the development of high-speed switching and routing equipment. Mr. Huang has received many honors in the business world as well. To name a few, he was awarded “Anhui Economic Person of the Year 2015,” “Leading Talents of Strategic Emerging Industry Technology in Anhui” and “Hefei Youth Entrepreneurship.” Mr. Huang received his bachelor’s degree in applied physics from the University of Science and Technology of China in 1997. Mr. Huang is appointed as a director to our board by HHtech Holdings Limited, Haiyu Holding Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Wenshui Holding Limited and Shu Hill Holdings, which we collectively refer to as the Co-Founder Entities in this annual report. Pursuant to the Memorandum and Articles, the Co-Founders Entities will be entitled to appoint three directors so long as they continue to beneficially own no less than 60% of the shares they beneficially owned as of January 12, 2018.

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

Mr. Jimmy Lai has served as our director since February 2018. Since March 2021. Mr. Lai Mr. Lai also serves as an independent director on the board of directors of FinVolution Group, an NYSE-listed company and an online consumer finance provider in China, an independent director of Youdao, an NYSE-listed company, an education technology company in China, as well as China Online Education Company, an NYSE-listed company. Mr. Lai served as Chief Financial Officer of China Online Education Company between June 2015 and December 2018. Prior to joining China Online Education Group, Mr. Lai served as the chief financial officer of Chukong Technologies Corp., a mobile entertainment platform company in China, from 2013 to 2015. Mr. Lai served as the chief financial officer of Gamewave Corporation, a webgame company in China, from 2011 to 2013. Prior to that, Mr. Lai served as the chief financial officer of Daqo New Energy Corp., an NYSE-listed company and a polysilicon manufacturer based in China, from 2009 to 2011. From 2008 to 2009, Mr. Lai served as the chief financial officer of Linktone Ltd., a Nasdaq-listed company and a provider of wireless interactive entertainment services to consumers in China. From 2006 to 2008, Mr. Lai was the chief financial officer of Palm Commerce Holdings, an information technology solution provider for the China lottery industry. Prior to that, he served as an associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a company listed on the NYSE and the Hong Kong Stock Exchange, from 2002 to 2006, and as a controller and director of financial planning at AMX Corporation from 1997 to 2001. Mr. Lai received his bachelor’s degree in statistics from the National Cheng Kung University in Taiwan and his MBA from the University of Texas in Dallas. Mr. Lai is a certified public accountant licensed in the State of Texas.

Dr. Hongjiang Zhang has served as our director since February 2018. Currently, Dr. Zhang is a venture partner at Source Code Capital, a senior advisor of Carlyle Group. He currently also serves as the non-executive chairman of AAC Technologies Holdings Inc. (HKEX: 2018) and an independent non-executive director of XPeng Inc. (HKEX: 9968; NYSE: XPEV) and Ant Group. Previously, Mr. Zhang was an independent director of Digital China Group Co., Ltd. (Shenzhen: 000034) and an independent non-executive director of BabyTree Group (HKEX: 1761). From October 2011 to November 2016, Dr. Zhang served as an executive director and the chief executive officer of Kingsoft Corporation Limited, a Chinese software and internet services company listed on the Hong Kong Stock Exchange. Dr. Zhang also served as an executive director and the chief executive officer of Kingsoft Cloud, from January 2012 to December 2016. During his service to Kingsoft, he also served as a director of Cheetah Mobile Inc., Xunlei Limited and 21 Vianet Group, Inc., all listed in the United States. Prior to joining Kingsoft, Dr. Zhang was the chief technology officer for Microsoft Asia-Pacific Research and Development Group from January 2006 to October 2011, the managing director of the Microsoft Advanced Technology Center from January 2004 to October 2011, and the assistant managing director of Microsoft Research Asia from April 1999 to December 2003. Dr. Zhang received his bachelor’s degree in electrical engineering from Zhengzhou University in 1982 and Ph.D. in electrical engineering from the Technical University of Denmark in 1991.

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

B.           Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of US$1.8 million in cash to our executive officers and US$0.3 million to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2015 Share Incentive Plan

In October 2015, our shareholders and board of directors approved the 2015 Share Incentive Plan, which we refer to as the 2015 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The 2015 Plan consists of a share incentive plan for U.S. service providers and a share incentive plan for PRC service providers. In April 2026, our board of directors approved the amendment and restatement of the 2015 Plan to extend the term of the plan by 10 years. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2015 Plan is 14,328,358 Class A ordinary shares. As of February 28, 2026, awards to purchase 13,944,827 Class A ordinary shares have been granted and are outstanding under the 2015 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates. Grantees of our share incentive awards under the 2015 Plan resident in China were not permitted to exercise their options prior to the completion of our initial public offering.

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

2018 Share Incentive Plan

In January 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In November 2025, our board of directors approved the amendment and restatement of the 2018 Plan to extend the term of the plan and the term of the 2018 Plan’s evergreen provision by seven years. The maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2018 Plan is 9,559,607 ordinary shares. The number of shares reserved for future issuances under the 2018 Plan will be increased by (i) a number equal to 1.0% of the total number of outstanding shares immediately after our initial public offering, or (ii) such number of shares as may be determined by our board of directors, on the first day of each calendar year during the term of the 2018 Plan beginning in 2018. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2018 Share Incentive Plan was 28,692,420 as of January 1, 2026. As of February 28, 2026, awards to purchase 25,210,778 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

Termination and Amendment of the 2018 Plan. Unless terminated earlier, the 2018 Plan has a term of fourteen years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

2023 Share Incentive Plan

In January 2023, our board of directors approved the 2023 Share Incentive Plan, which we refer to as the 2023 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of Class A ordinary shares which may be issued initially pursuant to all awards under the 2023 Plan is 10,322,520 Class A ordinary shares. As of February 28, 2026, awards to purchase 9,605,240 Class A ordinary shares under the 2023 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of February 28, 2026, the awards granted under our 2015 Plan, 2018 Plan and 2023 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates:

	Ordinary Shares Underlying
	Options and
	Restricted Shares		Exercise Price
Name	Units		(US$/Share)	Date of Grant	Date of Expiration
Mike Yan Yeung	1,253,700	(1)	—	March 3, 2015	—
	600,000		0.79	March 3, 2015	February 28, 2019
	1,000,000	(1)	—	August 18, 2020	—
	80,000	(1)	—	January 3, 2023	—
	80,000	(1)	—	February 29, 2024	—
Meihui Fan	1,000,000		—	May 13, 2021	May 6, 2031
	80,000		—	January 3, 2023	January 3, 2033
	80,000		—	February 29, 2024	February 28, 2034
Leon Cheng Deng	1,464,000	(1)	—	August 31, 2020	—
	80,000	(1)	—	January 3, 2023	—
	80,000	(1)	—	February 29, 2024	—
Hui Wang	895,500		—	August 20, 2014	August 20, 2024
	800,000		—	August 18, 2020	August 18, 2030
	80,000		—	January 3, 2023	January 3, 2033
	200,000		—	January 3, 2023	January 3, 2033
	80,000		—	February 29, 2024	February 28, 2034
	200,000		—	February 29, 2024	February 28, 2034
Pengtao Yu	895,500	(1)	0.10	March 3, 2015	—
	800,000	(1)	—	August 18, 2020	—
	80,000	(1)	—	January 3, 2023	—
	80,000	(1)	—	February 29, 2024	—
Total	9,908,700

Note:

(1)	Restricted share units

As of February 28, 2026, other employees as a group held outstanding options to purchase 11,361,341 Class A ordinary shares of our company, at a weighted average exercise price of US$0.02 per share, 22,473 restricted shares, and 2,103,826 restricted share units.

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

D.           Employees

We had 839, 765 and 763 employees as of December 31, 2023, 2024 and 2025, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025:

As of
December 31,
2025
Function:
Research and development	465
Selling and marketing	138
Administrative	105
Supply chain management	55
Total	763

As of December 31, 2025, we had 643 employees in mainland China, 55 employees in North America, 54 employees in Europe, one employee in South America and 10 employees in other countries in Asia.

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

E.           Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2026 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our total outstanding shares.

The calculations in the table below are based on 135,362,012 Class A ordinary shares (excluding a total of 30,911,680 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans or treasury shares in the form of ADSs that we repurchased under our share repurchase program) and 99,277,687 Class B ordinary shares outstanding as of February 28, 2026.

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

	Ordinary Shares
	Beneficially Owned
					Percentage
				Percentage	of
	Class A	Class B	Total	of total	aggregate
	ordinary	ordinary	ordinary	ordinary	voting
	shares	shares	shares	shares	power†
Directors and Executive Officers:*
Wang Wayne Huang(1)	6,511,180	81,347,127	87,858,307	37.4%	72.7%
Alain Lam	—	—	—	—	—
Mike Yan Yeung(2)	2,468,308	—	2,468,308	1.1%	0.2%
Meihui Fan(3)	1,112,000	3,450,746	4,562,746	1.9%	3.1%
Jimmy Lai	—	—	—	—	—
Hongjiang Zhang	—	—	—	—	—
Bing Xie	—	—	—	—	—
Leon Cheng Deng(4)	1,624,000	—	1,624,000	0.7%	0.1%
Hui Wang(5)	2,255,500	—	2,255,500	1.0%	0.1%
Pengtao Yu(6)	1,735,856	—	1,735,856	0.7%	0.2%
All Directors and Executive Officers as a Group	14,594,844	81,347,127	95,941,971	40.7%	73.3%
Principal Shareholders:
HHtech Holdings Limited(7)	6,511,180	81,347,127	87,858,307	37.4%	72.7%
People Better Limited(8)	17,930,560	17,930,552	35,861,112	15.3%	17.5%

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

*

Mr. Wang Wayne Huang’s business address is 3090 Bristol Street, Suite 400, Costa Mesa, CA 92626. Mr. Alain Lam’s business address is Keliyuan Building, No.72 Anningzhuang East Road, Haidian District, Beijing, 100085, People’s Republic of China. Mr. Mike Yan Yeung’s business address is 1551 McCarthy Blvd, Suite 107, Milpitas, CA, 95035. Mr. Meihui Fan’s business address is Huami Global Innovation Center, Building B2, Zhong’an Chuanggu Technology Park, No. 900 Wangjiang West Road, Hefei, 230088, People’s Republic of China. Mr. Jimmy Lai’s business address is 9th Floor, No. 8 Zhongyuan Street, Zhonghe District, New Taipei City, Taiwan. Dr. Hongjiang Zhang’s business address is 10700 NE 4TH ST UNIT 2216, BELLEVUE, WA 98004, USA. Mr. Bing Xie’s business address is 10005 Meadowbrook Drive, Dallas, Texas, U.S. 75229. Mr. Leon Cheng Deng’s business address is Edisonweg 44 - B08, 4207 HG Gorinchem, The Netherlands. Dr. Hui Wang’s business address is 3090 Bristol Street, Suite 400, Costa Mesa, CA 92626. Mr. Pengtao Yu’s business address is 1551 McCarthy Blvd., Suite 107, Milpitas, CA 95035.

(1)

Represents (i) 60,076 Class A ordinary shares in the form of ADSs held by Mr. Wang Wayne Huang; (ii) 3,800,000 Class A ordinary shares in the form of ADSs and 65,836,680 Class B ordinary shares held by HHtech Holdings Limited, a British Virgin Islands company; and (iii) 2,160,000 Class A ordinary shares (including Class A ordinary shares in the form of ADSs) and 15,510,447 Class B ordinary shares beneficially owned by HHtech Holdings Limited as a result of the voting agreement dated January 12, 2018 by and among HHtech Holdings Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Haiyu Holding Limited, Shu Hill Holding Limited and Wenshui Holding Limited. HHtech Holdings Limited is wholly owned by Wayne Holding Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Wang Wayne Huang and his family members. Mr. Huang is the sole director of HHtech Holdings Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Huang is entitled to exercise voting and dispositive power over the shares held by HHtech Holdings Limited. The registered address of HHtech Holdings Limited is at Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola Virgin Islands, British.

(2)	Represents 2,468,308 Class A ordinary shares in the form of ADSs held by Mr. Mike Yan Yeung.
(3)

Represents (i) 160,000 Class A ordinary shares in the form of ADSs held by Mr. Meihui Fan; (ii) 520,000 Class A ordinary shares that Mr. Meihui Fan has the right to acquire within 60 days; and (iii) 432,000 Class A ordinary shares and 3,450,746 Class B ordinary shares held by Fandler Holding Limited, a British Virgin Islands company. Fandler Holding Limited is wholly owned by Telomere Holding Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Meihui Fan and his family members. Mr. Fan is the sole director of Fandler Holding Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Fan is entitled to exercise voting and dispositive power over the shares held by Fandler Holding Limited. The registered address of Fandler Holding Limited is at NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(4)	Represents 1,624,000 Class A ordinary shares in the form of ADSs held by Mr. Leon Cheng Deng.
(5)	Represents 1,495,500 Class A ordinary shares held by Mr. Hui Wang and 760,000 Class A ordinary shares that Mr. Hui Wang has the right to acquire within 60 days.
(6)	Represents 1,735,856 Class A ordinary shares in the form of ADSs held by Mr. Pengtao Yu.
(7)

Represents (i) 3,800,000 Class A ordinary shares in the form of ADSs and 65,836,680 Class B ordinary shares held by HHtech Holdings Limited, a British Virgin Islands company; and (ii) 2,160,000 Class A ordinary shares (including Class A ordinary shares in the form of ADSs) and 15,510,447 Class B ordinary shares beneficially owned by HHtech Holdings Limited as a result of the voting agreement dated January 12, 2018 by and among HHtech Holdings Limited, Fandler Holding Limited, Forest Mountain Holding Limited, Haiyu Holding Limited, Shu Hill Holding Limited and Wenshui Holding Limited. HHtech Holdings Limited is wholly owned by Wayne Holding Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Wang Wayne Huang and his family members. Mr. Huang is the sole director of HHtech Holdings Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Huang is entitled to exercise voting and dispositive power over the shares held by HHtech Holdings Limited. The registered address of HHtech Holdings Limited is at Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola Virgin Islands, British.

(8)

Represents 17,930,552 Class B ordinary shares and 17,930,560 Class A ordinary shares (including in the form of ADSs) held by People Better Limited. The registered address of People Better Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. People Better Limited is a wholly-owned subsidiary of Fast Pace Limited, which is a wholly-owned subsidiary of Xiaomi.

To our knowledge, as of February 28, 2026, 156,808,380 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Enforceability of Civil Liabilities

A majority of our operations are conducted outside of the United States, and a majority of our assets are located outside of the United States. Some of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus or other appropriate connection to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

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

Our Relationship with Xiaomi

As of February 28, 2026, Xiaomi held 15.3% of our total outstanding shares, and has appointed one director to our board.

Transactions with Xiaomi

In the year ended December 31, 2025, we recorded nil in revenues from Xiaomi and its affiliate primarily for the sales of Xiaomi Wearable Products. As of December 31, 2025, the amount due from Xiaomi and its affiliates was US$0.1 million.

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

Other Transactions with Related Parties

In 2023, 2024 and 2025, we purchased raw materials from Whale Microelectronics Co., Ltd., a subsidiary of Jiangsu Yitong, an affiliate of our company, with total transaction amount of US$12.3 million, US$3.3 million and US$4.3 million, respectively.

In 2025, we provided certain R&D services to Whale Microelectronics Co., Ltd, with amount of US$2.1 million.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires and holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under Section 1221 of the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”), or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

Foreign Exchange Risk

Our operations in international markets results in exposure to movements in currency exchange rates. Because our reporting currency is the U.S. dollar, we are exposed to movements in currency exchange rates whenever our revenues, costs, assets, or liabilities are denominated in currencies other than the U.S. dollar. In particular, the Euro and the Renminbi have the primary impact on our results relative to other currencies, as we generate significant revenues in Euros from our European Union operations and incur significant expenses in RMB in connection with our operations in China. We have experienced significant impacts to our financial results due to the fluctuations in the value of the EUR and RMB relative to the U.S. dollar. The potential of volatile foreign exchange rate fluctuations in the future could have a significant effect on our results of operations. We have historically hedged our foreign currency exchange rate risks with financial instruments.

The cumulative foreign currency translation adjustment to our comprehensive income amounted to a loss of US$13,620, US$25,140 and a gain of US$3,037 for the years ended December 31, 2023, 2024 and 2025, respectively.

In 2025, the U.S. dollar weakened by 11.80% against the Euro and weakened by 4.19% against the RMB. As of December 31, 2025, we had U.S. dollar-denominated cash and cash equivalents, and restricted cash of US$16.6 million, Euro-denominated cash and cash equivalents, and restricted cash of EUR8.6 million, and RMB-denominated cash and cash equivalents, and restricted cash of RMB578.0 million. If the U.S. dollar had strengthened or weakened by 100 basis points against Euro, our cash, cash equivalents and restricted cash would have decreased or increased by US$0.1 million. If the U.S. dollar had strengthened or weakened by 100 basis points against RMB, our cash, cash equivalents and restricted cash would have decreased or increased by US$0.8 million.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2025, we received a reimbursement of US$50,000 from the depositary.

PART II

ITEM 13.              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

None.

ITEM 15.              CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

	For the Year Ended December 31,
	2024	2025

	(in thousands of US$)
Audit fees(1)	927	900
Tax and consulting fees(2)	74	71

Notes:

(1)	“Audit fees” means the aggregate fees rendered for professional services provided by our principal auditors for the audit of our annual financial statements, other audit related fee and the review of our comparative interim financial statements.
(2)	“Tax and consulting fees” represents the aggregated fees for professional services rendered by our independent registered public accounting firm for tax declaration service and consulting service.

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

The table below summarizes the repurchases we made in the periods indicated.

			Total
			Number of
			Ordinary	Approximate
			Shares	Dollar Value of
			Purchased	Ordinary Shares
	Total Number	Average Price	as Part of	that May Yet Be
	of Ordinary	Paid Per	Share	Purchased Under
	Shares	Ordinary Share	Repurchase	Share Repurchase
Month	Purchased	(US$)	Program	Program (US$)
January 2025	665,872	0.19	665,872	4,898,285
February 2025	760,560	0.19	760,560	4,756,392
March 2025	989,728	0.19	989,728	4,564,798
April 2025	1,399,552	0.16	1,399,552	4,333,874
May 2025	1,389,792	0.17	1,389,792	4,102,142
June 2025	779,712	0.16	779,712	3,980,074
July 2025	129,472	0.20	129,472	3,953,800
August 2025	—	—	—	3,953,800
September 2025	—	—	—	3,953,800
October 2025	—	—	—	3,953,800
November 2025	49,568	1.54	49,568	3,877,343
December 2025	3,312	1.64	3,312	3,871,896
January 2026	145,488	1.43	145,488	3,663,781
February 2026	100,816	1.06	100,816	3,556,720
March 2026	492,768	0.98	492,768	3,075,494

ITEM 16F.            CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.            CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Pursuant to Sections 303A.01, 303A.04 and 303A.05 of the New York Stock Exchange Listed Company Manual, a company listed on the New York Stock Exchange must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors and a compensation committee composed entirely of independent directors. Section 302.00 of the New York Stock Exchange Listed Company Manual requires a listed company to hold an annual shareholders’ meeting during each fiscal year. Section 303A.12(a) of the New York Stock Exchange Listed Company Manual requires that each listed company’s chief executive officer must certify to the New York Stock Exchange each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary. We currently follow our home country practice in lieu of these requirements. In addition, in November 2025, our board of directors approved an amendment to the 2018 Share Incentive Plan. We followed our home country practice and did not convene a shareholder meeting to approve the amendment to the 2018 Share Incentive Plan. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

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

Pursuant to Rule 3-09 of Regulation S-X, the consolidated financial statements of Jiangsu Yitong High-tech Co., Ltd., our equity method investee, as of December 31, 2024 and 2025 and for the fiscal years ended December 31, 2023, 2024 and 2025 are provided in Exhibit 99.1 to this annual report on Form 20-F.

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

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 25, 2025 (File No. 001-38369))
4.1*	Amended and Restated 2015 Share Incentive Plan
4.2*	Amended and Restated 2018 Share Incentive Plan
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
4.18†

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
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission January 12, 2018 (File No. 333-222528))

11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention Of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 25, 2025 (File No. 001-38369))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.2*	Consent of Zhong Lun Law Firm
15.3*	Consent of BROOK & PARTNERS CPAs
97.1

Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F filed with the Securities and Exchange Commission April 23, 2024 (File No. 001-38369))

99.1*	Financial Statements of Jiangsu Yitong High-tech Co., Ltd.
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
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

Date: April 24, 2026

ZEPP HEALTH CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Zepp Health Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zepp Health Corporation and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Revenue recognition for the sales of smart wearable devices to business customers - Refer to Note 2 to the Financial Statements

Critical Audit Matter Description

As described in Note 2 to the financial statements, the Company generates substantially all of its revenue from the sales of smart wearable devices. The revenue is recognized when control of the smart wearable devices is transferred to the customer, the point in time of which is based on the shipping term as agreed in the sales contracts. The audit of revenue derived from the sales of smart wearable devices to business customers (“2B business”) is determined as a critical audit matter, as it entails a high level of auditor effort to execute the necessary procedures, driven by the diverse shipping terms agreed upon with a spectrum of domestic and international business customers, which include distributors and retailers.

How the Critical Audit Matter Was Addressed in the Audit

Our primary audit procedures related to the revenue recognition from the sales of smart wearable devices to business customers included the following, among others:

●	We evaluated whether management’s significant revenue recognition policies are in accordance with ASC 606.
●	We performed substantive testing procedures on a sampling basis by tracing to supporting documents such as signed contracts, invoices, shipping documents, depending on the terms agreed upon with each customer.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 24, 2026

We have served as the Company’s auditor since 2016.

ZEPP HEALTH CORPORATION CONSOLIDATED BALANCE SHEETS (Amounts in thousands of U.S. dollars (“US$”) except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2024	2025
	US$	US$
Assets
Current assets:
Cash and cash equivalents	91,069	57,046
Restricted cash	19,666	55,887
Accounts receivable (net of allowance of US$1,457 and US$2,916 as of December 31, 2024 and 2025, respectively)	62,965	66,908
Amounts due from related parties (net of allowance of nil and nil as of December 31, 2024 and 2025, respectively)	2,663	6,665
Inventories, net	56,789	72,756
Short-term investments (including available-for-sale debt securities measured at fair value of US$997 and nil as of December 31, 2024 and 2025, respectively)	997	—
Prepaid expenses and other current assets	17,415	34,263
Total current assets	251,564	293,525
Property, plant and equipment, net	6,898	5,662
Intangible assets, net	7,091	13,611
Long-term investments (including available-for-sale debt securities measured at fair value of US$26,666 and US$17,382 as of December 31, 2024 and 2025, respectively)	225,910	220,047
Deferred tax assets	17,465	15,743
Operating lease right-of-use assets	3,458	1,958
Goodwill	9,581	9,581
Amounts due from related parties, non-current	2,019	991
Other non-current assets	4,607	3,718
Total assets	528,593	564,836
Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of US$48,653 and US$64,004 as of December 31, 2024 and 2025, respectively)	51,077	80,768
Advance from customers and others of the consolidated VIEs without recourse to the Group	197	76
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Group of US$1,587 and US$221 as of December 31, 2024 and 2025, respectively)	2,477	654
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of US$26,495 and US$26,671 as of December 31, 2024 and 2025, respectively)	37,576	37,527
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Group of US$69 and US$5 as of December 31, 2024 and 2025, respectively)	508	366
Notes payable and others of the consolidated VIEs without recourse to the Group	61,679	111,725
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to the Group of US$39,113 and US$46,433 as of December 31, 2024 and 2025, respectively)	41,853	55,728
Total current liabilities	195,367	286,844
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of US$3,015 and US$2,646 as of December 31, 2024 and 2025, respectively)	3,117	2,673
Other non-current liabilities of the consolidated VIEs without recourse to the Group	133	209
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to the Group of US$35,551 and US$27,027 as of December 31, 2024 and 2025, respectively)	75,241	59,475
Non-current operating lease liabilities (including non-current operating lease liabilities of the consolidated VIEs without recourse to the Group of US$308 and nil as of December 31, 2024 and 2025, respectively)	2,007	1,102
Total liabilities	275,865	350,303

ZEPP HEALTH CORPORATION CONSOLIDATED BALANCE SHEETS - CONTINUED (Amounts in thousands of U.S. dollars (“US$”) except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2024	2025
	US$	US$
Equity
Class A Ordinary shares (US$ 0.0001 par value; 9,700,000,000 shares authorized as of December 31, 2024 and 2025; 114,776,364 and 135,608,316 shares outstanding as of December 31, 2024 and 2025, respectively)	13	15
Class B Ordinary shares (US$ 0.0001 par value; 200,000,000 shares authorized as of December 31, 2024 and 2025; 117,208,247 and 99,277,687 shares outstanding as of December 31, 2024 and 2025)	13	11
Additional paid-in capital	278,116	280,676
Treasury shares	(14,993)	(16,153)
Accumulated retained earnings/(losses)	28,618	(11,450)
Accumulated other comprehensive loss	(40,178)	(38,566)
Total Zepp Health Corporation shareholders’ equity	251,589	214,533
Non-controlling interest	1,139	—
Total equity	252,728	214,533
Total liabilities and equity	528,593	564,836

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands of U.S. dollars (“US$”) except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Revenues (including US$92,046, US$11,002 and nil with related parties for the years ended December 31, 2023, 2024 and 2025, respectively)	352,860	182,603	258,897
Cost of revenues (including US$82,237, US$9,426 and nil resulting from related parties sales for the years ended December 31, 2023, 2024 and 2025, respectively)	260,502	112,369	159,707
Gross profit	92,358	70,234	99,190
Operating expenses
Selling and marketing	44,527	46,471	53,829
General and administrative	26,778	24,854	29,273
Research and development	51,503	46,159	45,318
Total operating expenses	122,808	117,484	128,420
Operating loss	(30,450)	(47,250)	(29,230)
Other income and expenses
Interest income	3,089	3,672	1,526
Interest expenses	(6,752)	(5,552)	(5,697)
Realized gain from investments	109	—	—
Gain from fair value change of long-term investments	213	2,011	76
Impairment loss from investments	(313)	(10,129)	(2,194)
Other (expenses)/income, net	(525)	(656)	56
Loss before income tax and loss from equity method investments	(34,629)	(57,904)	(35,463)
Income taxes benefits/(expenses)	2,430	(13,693)	(2,537)
Loss before loss from equity method investments	(32,199)	(71,597)	(38,000)
Income/(loss) from equity method investments	1,113	(4,211)	(2,068)
Net loss	(31,086)	(75,808)	(40,068)
Less: Net loss attributable to non-controlling interest	(66)	(75)	—
Net loss attributable to Zepp Health Corporation	(31,020)	(75,733)	(40,068)
Net loss attributable to ordinary shareholders of Zepp Health Corporation	(31,020)	(75,733)	(40,068)
Net loss per share attributable to ordinary shareholders of Zepp Health Corporation
Basic loss per ordinary share	(0.13)	(0.29)	(0.16)
Diluted loss per ordinary share	(0.13)	(0.29)	(0.16)
Weighted average number of shares used in computing net loss per share
Ordinary share - basic	243,135,964	258,876,120	254,431,492
Ordinary share - diluted	243,135,964	258,876,120	254,431,492

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Amounts in thousands of U.S. dollars (“US$”) except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Net loss	(31,086)	(75,808)	(40,068)
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(13,620)	(25,140)	3,037
Unrealized gain/(loss) on available-for-sale investments and others(net of tax effect of US$318, US$(181) and US$(156) for the years ended December 31, 2023, 2024 and 2025, respectively)	1,945	(1,030)	(1,425)
Comprehensive loss	(42,761)	(101,978)	(38,456)
Less: Net loss attributable to non-controlling interest	(66)	(75)	—
Comprehensive loss attributable to Zepp Health Corporation	(42,695)	(101,903)	(38,456)

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Amounts in thousands of U.S. dollars (“US$”) except for number of shares and per share data, or otherwise noted)

								Total
						Accumulated		Zepp Health
	Ordinary Shares		Treasury Shares		Additional	Other	Accumulated	Corporation		Total
					Paid-in	Comprehensive	Retained	Shareholders’	Non-controlling	Shareholders’
	Shares	Amount	Shares	Amount	Capital	loss	Earnings/(losses)	Equity	Interest	Equity
		US$		US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2022	258,214,423	26	(12,875,736)	(10,316)	264,591	(2,333)	135,371	387,339	1,937	389,276
Exercise of option	2,819,672	—	—	—	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	(7,331,208)	(2,558)	—	—	—	(2,558)	—	(2,558)
Net loss	—	—	—	—	—	—	(31,020)	(31,020)	(66)	(31,086)
Foreign currency translation adjustment	—	—	—	—	—	(13,620)	—	(13,620)	—	(13,620)
Share-based compensation	—	—	—	—	8,795	—	—	8,795	—	8,795
Unrealized gain on available-for-sale investments, net of tax effect of US$318	—	—	—	—	—	1,945	—	1,945	—	1,945
Balance as of December 31, 2023	261,034,095	26	(20,206,944)	(12,874)	273,386	(14,008)	104,351	350,881	1,871	352,752
Exercise of option	624,440	—	—	—	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	(9,466,980)	(2,119)	—	—	—	(2,119)	—	(2,119)
Net loss	—	—	—	—	—	—	(75,733)	(75,733)	(75)	(75,808)
Foreign currency translation adjustment	—	—	—	—	—	(25,140)	—	(25,140)	—	(25,140)
Share-based compensation	—	—	—	—	4,778	—	—	4,778	—	4,778
Purchase of non-controlling interests	—	—	—	—	(48)	—	—	(48)	(657)	(705)
Unrealized loss on available-for-sale investments, net of tax effect of US$(181)	—	—	—	—	—	(1,030)	—	(1,030)	—	(1,030)
Balance as of December 31, 2024	261,658,535	26	(29,673,924)	(14,993)	278,116	(40,178)	28,618	251,589	1,139	252,728
Exercise of option	9,068,960	—	—	—	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	(6,167,568)	(1,160)	—	—	—	(1,160)	—	(1,160)
Net loss	—	—	—	—	—	—	(40,068)	(40,068)	—	(40,068)
Foreign currency translation adjustment	—	—	—	—	—	3,037	—	3,037	—	3,037
Share-based compensation	—	—	—	—	2,492	—	—	2,492	—	2,492
Purchase of non-controlling interests	—	—	—	—	68	—	—	68	(1,139)	(1,071)
Unrealized loss on available-for-sale investments, net of tax effect of US$(156)	—	—	—	—	—	(1,425)	—	(1,425)	—	(1,425)
Balance as of December 31, 2025	270,727,495	26	(35,841,492)	(16,153)	280,676	(38,566)	(11,450)	214,533	—	214,533

The accompanying notes are an integral part of these consolidated financial statements.

ZEPP HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Cash Flows from Operating Activities
Net loss	(31,086)	(75,808)	(40,068)
Adjustment to reconcile net loss to net cash provided by operating activities:
Non-cash lease expenses	4,844	1,480	1,348
Depreciation and amortization	7,690	5,017	4,535
Provision for excess and obsolete inventories	7,297	5,168	7,781
Share-based compensation	8,792	4,778	2,492
(Income)/loss from equity method investments	(1,113)	4,211	2,068
Loss /(gain) on disposal of property, plant and equipment and others	53	(56)	21
Gain from fair value change of long-term investments	(213)	(2,011)	(76)
Impairment loss from long-term investments	313	8,180	1,168
Deferred income taxes	(2,876)	13,445	2,238
Allowance for doubtful accounts	—	1,592	7,502
Impairment loss from short-term investments	—	1,949	1,026
Impairment loss from intangible assets	1,135	—	—
Realized gain from investments	(109)	—	—
Changes in operating assets and liabilities
Accounts receivable	36,384	(5,082)	(8,331)
Inventories	51,909	5,555	(22,092)
Prepaid expenses and other current assets	(745)	(1,365)	(16,170)
Amounts due from related parties	7,417	5,486	(3,207)
Other non-current assets	(2,392)	4,513	333
Amounts due to related parties	(2,466)	(998)	(1,879)
Accounts payable	(27,816)	14,811	28,295
Notes payable	(5,291)	(8,587)	11,583
Advance from customers	(76)	(36)	(126)
Income tax payables	592	(478)	(189)
Accrued expenses and other current liabilities	13,664	(6,027)	(4,012)
Other non-current liabilities	(23,305)	(129)	68
Net Cash Provided by/(Used in) Operating Activities	42,602	(24,392)	(25,692)
Cash Flows from Investing Activities
Purchase of property, plant and equipment	(1,596)	(1,403)	(516)
Disposal of property, plant and equipment	1,602	696	124
Purchase of intangible assets	(83)	(87)	(268)
Disposal of intangible assets	3,134	1,052	471
Loans provided to related parties	(1,404)	—	—
Disposal of short-term investments	1,263	275	—
Purchase of long-term investments	(282)	(6,998)	—
Disposal of long-term investments	4,666	4,886	1,669
Deconsolidation of a subsidiary and others	427	—	—
Net Cash Provided by/(Used in) by Investing Activities	7,727	(1,579)	1,480
Cash Flows from Financing Activities
Bank borrowings received	56,490	10,959	65,733
Repayment of bank borrowings	(103,800)	(12,604)	(73,068)
Repayment of loan from a related party	329	—	—
Prepayment for the repurchase of non-controlling interest	(251)	—	—
Repurchase of ordinary shares	(2,518)	(2,278)	(1,238)
Letter of credit factoring received	66,720	67,774	131,529
Repayment of letter of credit factoring	(58,646)	(62,669)	(97,050)
Purchase of non-controlling interest	—	(705)	(1,071)
Net Cash (Used in)/Provided by Financing Activities	(41,676)	477	24,835
Net increase /(decrease) in cash and cash equivalents and restricted cash	8,653	(25,494)	623
Effect of exchange rate changes	(9,305)	(4,240)	1,575
Cash and cash equivalents and restricted cash at beginning of the year	141,121	140,469	110,735
Cash and cash equivalents and restricted cash at end of the year	140,469	110,735	112,933
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	133,669	91,069	57,046
Restricted cash	6,800	19,666	55,887
Total cash and cash equivalents and restricted cash	140,469	110,735	112,933
Supplemental disclosure of cash flow information
Income tax (receipt)/paid- Mainland China	(116)	30	274
Income tax (receipt)/paid- Chinese Hong Kong	(60)	15	141
Income tax (receipt)/paid- Netherlands	(24)	6	56
Income tax (receipt)/paid- Others	(41)	11	96
Interest paid	6,265	89	1,243
Non-cash investing and financing activities
Receivable from the disposal of intangible assets	2,781	1,653	1,182
Conversion from loan to long-term investment	2,411	—	—
Payable/(Receivable) for repurchasing of ordinary shares	59	(100)	(118)
Transfer from other receivables to convertible bonds	—	1,962	—
Transfer from convertible bonds to equity investment	—	1,099	—
Transfer from convertible bonds to other receivables	—	939	—
Transfer from equity investment to other non-current assets	—	690	—
Transfer from long-term investment to intangible assets	—	—	8,500

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

The Group primarily engages in the business of developing and manufacturing smart, wearable technological devices, and establishes a global presence, particularly in Asia-Pacific, Europe and North America. During the years ended December 31, 2023, 2024 and 2025, the Group derived 26.1%, 6.0% and 0% of its revenue from sales of exclusively designed and manufactured smart wearable devices to one customer who is controlled by one of its shareholders.

As of December 31, 2025, details of the Company’s major subsidiaries, VIEs and major VIE’s subsidiary were as follows:

		Date of	Percentage
	Place of incorporation	Incorporation/acquisition	Of ownership
Major subsidiaries of the Company:
Hong Kong Zepp Holding Limited (“Zepp HK”)	Chinese Hong Kong (“HK”)	December 23, 2014	100%
ZEPP, INC. (“Zepp Inc”)	United States of America (“U.S.”)	January 15, 2015	100%
Beijing ShunYuan KaiHua Technology Co., Ltd. (“Shun Yuan”)	PRC	February 25, 2015	100%
Huami (Shenzhen) Information Technology Co., Ltd.	PRC	December 7, 2015	100%
Anhui Huami Health Technology Co., Ltd (“Anhui Health”)	PRC	December 28, 2015	100%
Zepp North America Inc. (“Zepp NA”)	U.S.	June 16, 2016	100%
Galaxy Trading Platform Limited (“Galaxy”)	HK	May 8, 2019	100%
Zepp Europe Holding B.V. (“Zepp Europe”)	Netherlands	June 11, 2020	100%
Zepp Netherlands Trading B.V. (“Zepp Netherlands”)	Netherlands	April 20, 2021	100%
Variable interest entities of the Company:
Anhui Huami	PRC	December 27, 2013	Consolidated VIE
Beijing Huami	PRC	July 11, 2014	Consolidated VIE
Major subsidiary of Anhui Huami:
Anhui Huami Healthcare Co., Ltd. (“Anhui Healthcare”)	PRC	December 5, 2016	VIE’s subsidiary

The VIE arrangements

The Company conducts business in the PRC through contractual arrangements with its VIEs, Anhui Huami and Beijing Huami and the VIEs’ subsidiaries. Since the operations of the VIEs and the VIEs’ subsidiaries are closely interrelated and almost indistinguishable from one another, the risks and rewards associated with their operations are substantially the same. In addition, the Company consolidates the VIEs and the VIEs’ subsidiaries as disclosed. Therefore, the Company aggregates disclosures related to the VIEs and the VIEs’ subsidiaries as variable interest entities and referred to them as “the VIEs” in the Company’s consolidated financial statements. The VIEs hold the requisite licenses and permits necessary to conduct the Company’s business. In addition, the VIEs hold the assets necessary to operate the Company’s business and generate substantially all of the Company’s revenues.

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

Mr. Wang ‘Wayne’ Huang is the largest shareholder of Anhui Huami and Beijing Huami, and Mr. Wang ‘Wayne’ Huang is also the largest beneficiary owner of the Company. The interests of Mr. Wang ‘Wayne’ Huang as the largest beneficiary owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Wang ‘Wayne’ Huang is only one of the beneficiary shareholders of the Company, holding 29.7% of the total common shares as of December 31, 2025. The Company cannot assert that when conflicts of interest arise, Mr. Wang ‘Wayne’ Huang will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Wang ‘Wayne’ Huang may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Wang ‘Wayne’ Huang will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Wang ‘Wayne’ Huang as a beneficiary shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Wang ‘Wayne’ Huang, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Wang ‘Wayne’ Huang, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is uncertainty as to the outcome of any such legal proceedings.

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

The following financial position, financial performance and cash flow of the VIEs and VIEs’ subsidiaries were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions within the Group:

	As of December 31,
	2024	2025
	US$	US$
Total current assets	151,642	140,226
Total non-current assets	87,166	79,726
Total assets	238,808	219,952
Total current liabilities	177,793	249,135
Total non-current liabilities	39,007	29,882
Total liabilities	216,800	279,017

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

1. ORGANAZATION AND PRINCIPAL ACTIVITIES - CONTINUED

Risks in relation to VIE structure - continued

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Revenues	141,590	32,900	20,614
Net loss	(19,382)	(23,384)	(35,911)

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Net cash provided by operating activities	84,820	37,964	7,919
Net cash provided by investing activities	7,813	4,597	1,875
Net cash (used in)/provided by financing activities	(16,562)	3,460	30,004

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

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include inventory valuation, the useful lives of long-lived assets, impairment of long-lived assets, incremental borrowing rate for leases, product warranties, fair value measurement of long-term available-for-sale investments and impairment of long-term and short - term investments, the valuation allowance for deferred tax assets. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

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

Measured fair value on a recurring basis

The Group measured its financial assets primarily including available-for-sale investments and equity securities with readily determinable fair value at fair value on a recurring basis as of December 31, 2024 and 2025. Declines in the fair value of individual available-for-sale investments below their amortized cost due to credit-related factors are recognized as impairment loss from investments, whereas if declines in the fair value is not due to credit-related factors, the loss is recorded in other comprehensive loss.

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

Measured fair value on a nonrecurring basis

The Group measured acquired intangible assets using the income approach-discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The fair values were determined using models with significant unobservable inputs (Level 3 inputs). The Group recognized US$1,135, nil and nil impairment loss related to acquired intangible assets arising from acquisitions during the years ended December 31, 2023, 2024 and 2025.

The Group measures the reporting unit where goodwill resides at fair value on a nonrecurring basis when it is evaluated annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The fair value of the reporting unit is determined using discounted cash flows. The Group did not recognize any impairment loss related to goodwill during the years ended December 31, 2023, 2024 and 2025, respectively.

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

Restricted cash

Restricted cash represents deposits made to the bank for bank acceptance notes (or notes payable) issued by the Group. When the Group issues the bank acceptance notes, the banks require the Group to make a deposit for 20% to 100% of the face value of the bank acceptance notes issued as collateral. The deposits for unsettled bank acceptance notes were recorded as restricted cash in the consolidated balance sheets as of December 31, 2024 and 2025.

Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for doubtful accounts.

Allowance for doubtful accounts

The Group maintains an allowance for doubtful accounts for estimated losses on uncollected accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves. The Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit loss to reduce its accounts receivable to the amount that it believes will be collected. The Group uses the creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves to monitor the Group’s receivables within the scope of expected credit losses model and use these as a basis to develop the Group’s expected loss estimates. Accounts receivable are written off against the allowance for credit losses when management determines that collection efforts have been exhausted and the receivable is deemed uncollectible, typically after formal collection procedures and legal remedies have been pursued without success. During 2025, the Group wrote off US$5,795 accounts receivable and its allowance. As of December 31, 2024 and 2025, the Company had US$1,457 and US$2,916 allowance for doubtful account.

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

The Group used the one-step method for its goodwill impairment assessment for the years ended December 31, 2023, 2024 and 2025. Goodwill impairment is calculated as the amount by which a reporting unit’s carrying value exceeds its fair value.

During the years ended December 31, 2023, 2024 and 2025, the Group recognized nil impairment loss on goodwill.

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

During the years ended December 31, 2023, 2024 and 2025, the Group recognized an impairment loss of nil, US$7,260 and nil for the equity securities without readily determinable fair value.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, the determination of the weighted average cost of capital. The Group recorded US$313, nil and nil impairment losses on its equity method investments during the years ended December 31, 2023, 2024 and 2025.

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

Available-for-sale investment is carried at its fair value and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. The Group recorded US$2,222 unrealized gains, US$221 and US$1,425 unrealized losses in accumulated other comprehensive income on its available-for-sale investments during the years ended December 31, 2023, 2024 and 2025, respectively.

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Company evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder’s equity. During the years ended December 31, 2023, 2024 and 2025, the Group recognized an impairment loss from investments of nil, US$920 and US$478 for the available-for-sale investments.

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

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue recognition - continued

The Group allocates the transaction price to all performance obligations based on their relative standalone selling prices. The standalone selling prices are determined based on the expected cost plus margin as the Group determines that no observable price is available for any of its performance obligation. The Group considers multiple factors in the process of determining its cost plus margin including consumer behaviors and the Group’s internal pricing model. The cost plus margin estimated selling price for the smart and wearable devices comprises the majority of the transaction. The Group recognizes revenue for the amounts allocated to the connected smart and wearable devices when the customer obtains control of the Group’s product, which occurs at a point of time, typically upon delivery to or acceptance by the reseller, who has been identified as the customer of the Group. Amounts allocated to the software services and unspecified upgrade rights are deferred and recognized over time as the customer simultaneously receives and consumes the benefit over an estimated nine- month period. All the revenues for the period were recognized from contracts with customers. For the years ended December 31, 2023, 2024 and 2025, the majority of the Group’s revenues result from sales of products which was recognized at a point of time.

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

The following table provides information about receivables, deferred revenue and refund liability from contracts with customers:

	As of December 31,
	2024	2025
	US$	US$
Accounts receivable	62,965	66,908
Amounts due from a related party	497	73
Deferred revenue	4,946	4,664
Refund liabilities (sales return)	1,377	2,285

Accounts receivable and amounts due from a related party are recorded when the right to consideration is unconditional and payments terms are typically 30 to 90 days.

Deferred Revenue, recorded in accrued expenses in the consolidated balance sheet, include payment received in advance of performance under the contract related to software services which are realized over the estimated usage period and payment received related to a material right provided to a customer to acquire additional goods or services at a discount in a future period. Refund liability includes the Group’s estimated product sales that may be returned by the Group’s end users and resellers covered under the Group’s sale return policy. Refund liabilities are included in “Accrued expenses and other current liabilities”. Additions to the refund liability were US$11,958, US$8,855 and US$8,615 and deductions from the refund liability were US$11,546, US$8,866 and US$7,707 during the years ended December 31, 2023, 2024 and 2025.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue recognition - continued

During the years ended December 31, 2023, 2024 and 2025, the Group recognized US$8,638, US$7,603 and US$4,946 of revenue previously included in deferred revenue as of December 31, 2022, December 31, 2023 and 2024. The difference between the opening and closing balances of the Group’s deferred revenue primarily results from the timing difference between the Group’s performance and the customer’s payment.

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

Advertising expenses

Advertising expenses are expensed as incurred and included in selling and marketing expenses. Total advertising expenses were US$13,775, US$21,269 and US$27,329 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

During the years ended December 31, 2023, 2024 and 2025, the Group recognized US$13, US$53 and US$541 as subsidy income and recognized US$2,799, US$1,188 and US$506 as reduction of expenses or cost of revenues, respectively. As of December 31, 2024 and 2025, subsidies of US$22,078 and US$23,213 were recorded as other current liabilities, US$67 and US$209 were recorded as other non-current liabilities as the Group has to meet certain performance conditions required by the government authorities.

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

Share-based payment

Share-based payment transactions with employees, such as share options, restricted shares and restricted stock units (“RSU”) are measured based on the grant date fair value of the equity instrument. The Group has elected to recognize compensation expenses using the straight-line method. For all employee’s equity awards granted with graded vesting provided, the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award. The requisite service period is generally the vesting period of the award. The Group elects to recognize forfeitures when they occur.

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

Foreign currencies and change in reporting currency

The functional currency and reporting currency of the Company is the US$. The Company’s subsidiaries consolidated VIEs and VIEs’ subsidiaries with operations in the PRC, European subsidiaries and other jurisdictions generally use their respective local currencies as their functional currencies. The financial statements of the Company’s subsidiaries, other than the subsidiaries and consolidated VIEs with the functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries and consolidated VIEs and VIEs’ subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of operations during the year in which they occur. For the years ended December 31, 2023, 2024 and 2025, the transaction gains amounted to US$4,908, US$3,247 and US$2,825 were recorded in general and administrative expenses.

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in US$ and RMB amounted to US$63,001 and US$39,348 as of December 31, 2024, and US$16,627 and US$82,649 as of December 31, 2025, respectively.

Starting from the second quarter of 2024, the Group changed its reporting currency from RMB to US$, to reduce the impact of increased volatility of the RMB to US$ exchange rate on the Group’s reported operating results. The aligning of the reporting currency with the underlying operations will better depict the Group’s results of operations for each period. The related financial statements prior to April 1, 2024 have been recast to US$ as if the financial statements originally had been presented in US$ since the earliest periods presented. The Group recognized the cumulative foreign currency translation adjustment to the Group’s comprehensive loss amounted to a loss of US$13,620 and US$25,140 for the years ended December 31, 2023 and 2024, respectively.

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

Accounts receivable concentration of credit risk is as below:

	As of December 31,
	2024		2025
	US$		US$
Company A	46	0.1%	15,523	23.2%
Company B	6,579	10.4%	10,879	16.3%
Company C	9,339	14.8%	9,167	13.7%
Company D	11,953	19.0%	2,665	4.0%
Company E	8,319	13.2%	500	0.7%
Total	36,236	57.5%	38,734	57.9%

Revenue generated from Company C accounted for 10.2% of total revenue during the year ended December 31, 2025. No revenue from a single customer accounted for more than 10% of total revenue during the years ended December 31, 2023 and 2024.

Purchase from Company F accounted for 11% of total purchases during the year ended December 31, 2025. No purchase from a single supplier accounted for more than 10% of total purchases during the years ended December 31, 2023 and 2024.

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09 “Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 intends to improve the transparency of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. The Company adopted this guidance on a prospective basis. For additional information, see “Note 12—Income Taxes.”

In July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company continues to evaluate the impact of this guidance on its disclosures, but plans to adopt this guidance prospectively and conforms with the disclosure requirements when it becomes mandatorily effective for the Company’s annual report for the year ending December 31, 2026.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent accounting pronouncements - continued

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amended guidance requires disaggregation of certain expense captions into specified natural expense categories in the disclosures within the notes to the financial statements. In addition, the guidance requires disclosure of selling expenses and its definition. The new guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The guidance can be applied either prospectively or retrospectively. The Company continues to evaluate the impact of this guidance on its disclosures, but plan to adopt this guidance prospectively and conform with the disclosure requirements when it becomes mandatorily effective for the Company’s annual report for the year ending December 31, 2027.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those fiscal years. with early adoption permitted. The Company is currently assessing the effect of this update on its disclosure.

3. INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Raw materials	5,699	5,894
Work in process	5,265	4,830
Finished goods	45,825	62,032
Inventories, net	56,789	72,756

During the years ended December 31, 2023, 2024 and 2025, the Group recorded a provision for the excess and obsolete inventories amounting to US$7,297, US$5,168 and US$7,781 respectively.

4. SHORT-TERM INVESTMENTS

	As of December 31,
	2024	2025
	US$	US$
Convertible bond	997	—
Total:	997	—

Short-term investments included convertible bonds with maturities less than 1 year, which were classified as available-for-sales investments and measured at fair value. The Group recognized US$277, US$809, and nil unrealized losses, and nil, US$1,949, and US$1,026 impairment loss from the short-term investments in 2023, 2024 and 2025, respectively. During 2025, The Group fully impaired the remaining investment due to low recoverability.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2024	2025
	US$	US$
Value-added tax receivable	7,731	19,355
Other receivables	5,786	4,675
Prepaid expenses	3,663	8,674
Others	235	1,559
Total	17,415	34,263

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Software and electronic equipment	11,670	12,059
Buildings	4,763	4,971
Leasehold improvements	11,312	12,063
Total	27,745	29,093
Less: accumulated depreciation	(20,860)	(23,433)
Construction in progress	13	2
Property, plant and equipment, net	6,898	5,662

The Group has recorded depreciation expenses of US$5,196, US$2,571 and US$1,710 during the years ended December 31, 2023, 2024 and 2025, respectively. No impairment was recorded during the years ended December 31, 2023, 2024 and 2025.

7. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Intangible assets with indefinite lives:
Domain name	277	290
Trademark and others	1,125	1,324
Intangible assets with finite lives:
Patents and trademark	18,344	27,513
Less: accumulated amortization	12,655	15,516
Intangible assets, net	7,091	13,611

Amortization expenses for the intangible assets for the years ended December 31, 2023, 2024 and 2025, were US$2,494, US$2,446 and US$2,825, respectively. Future amortization expenses relating to the existing intangible assets amounted to US$2,164 for the next and second year, US$2,101 for the third year, US$1,052 for the fourth year, US$903 for the fifth year and US$3,613 thereafter.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

8. LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Equity securities without readily determinable fair value
Sifive, Inc. (“Sifive”) (a)	13,863	13,863
AliveCor, Inc., (“Alivecor”) (b)	3,564	3,564
Promaxo, Inc.(“Promaxo”) (c)	7,293	7,293
Other equity securities without readily determinable fair value (d)	5,966	6,122
Equity securities with readily determinable fair value
Hyperfine Inc. (“Hyperfine”) (e)	670	746
Equity method investments:
Jiangsu Yitong High-Tech Co, Ltd(“Jiangsu Yitong”) (f)	130,457	134,971
Hefei Huaying Xingzhi Fund Partnership (limited partnership) (“Huaying Fund I”) (g)	4,772	4,205
Anhui Huaying Zhihui Wulian Fund Partnership(limited partnership)(“Huaying Fund II”) (h)	26,332	25,246
Other equity method investments (i)	6,327	6,655
Available-for-sale investments
Shenzhen Yunding Information Technology Co., Ltd. (“Yunding”) (j)	9,175	8,764
Orca Semiconductor Ltd. (“Orca”) (k)	8,500	—
Other available-for-sale investments (l)	8,991	8,618
Total	225,910	220,047
(a)	In 2018, the Group invested US$1,800 to acquire 1.01% equity interests in Sifive. Sifive is a private company engaging in the business of semiconductor. The equity interest is not considered in-substance common shares due to substantial liquidation preference rights. Accordingly, the investment in Sifive was accounted for as equity securities without readily determinable fair value. The Group recognized nil gain from the fair value change of this investment during the years ended December 31, 2023, 2024 and 2025, respectively.
(b)	In 2019, the Group invested US$1,000 in a convertible bond issued by Alivecor with 3% interest rate. In February 2020, the Group converted the bond to 0.56% equity interest and the equity interest is not considered in-substance common shares due to substantial liquidation rights owned by the Group. Accordingly, the investment in Alivecor was accounted for as equity securities without readily determinable fair value. The Group recognized nil gain from the fair value change of this investment during the years ended December 31, 2023, 2024 and 2025, respectively.
(c)	In 2020, the Group invested US$4,000 to acquire 4.05% equity interests in Promaxo. Promaxo is a private company engaging in the business of Magnetic Resonance (“MR”) technology. The equity interest is not considered in-substance common shares due to substantial liquidation preference rights. Accordingly, the investment in Promaxo was accounted for as equity securities without readily determinable fair value. The Group recognized nil, US$2,194 and nil gain from the fair value change of this investment during the years ended December 31, 2023, 2024 and 2025, respectively.
(d)	These other investments represent certain insignificant investments in the third-party private companies, which the Group has no significant influence over the investees and accounted for these investments as equity securities without readily determinable fair value investments. The Group recognized nil, US$7,260 and nil impairment loss during the year ended December 31, 2023, 2024 and 2025.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

8. LONG-TERM INVESTMENTS - CONTINUED

(e)	In December 2021, Hyperfine was successfully listed in the US capital market through a special purpose acquisition and the investment in Hyperfine was converted from equity securities without readily determinable fair value to equity securities with readily determinable fair value. The Group recorded US$213, US$(183) and US$76 gain/(loss) from the fair value change of this investment during the years ended December 31, 2023, 2024 and 2025, respectively.
(f)	In February 2021, the Group acquired 29.99% equity interest of Jiangsu Yitong, a company listed on the Shenzhen stock exchange, for a total cash consideration of US$144.89 million. The purpose of the investment is to expand the healthcare ecosystem in the domestic market. The investment of Jiangsu Yitong is accounted for using the equity method as the Group can exercise significant influence through its board representation without obtaining control. During 2022, the Group further acquired 0.01% equity interest of Jiangsu Yitong. The Group recorded US$(177), US$(2,020) and US$(1,167) loss from this equity method investment during the year ended December 31, 2023, 2024 and 2025, respectively.
(g)	In 2016, the Group invested US$7,528 to acquire a 49.5% equity interests in a limited partnership, Huaying Fund I, which is a fund engaged in investing activities in small and middle scale High Tech private companies. The Group accounted for the investment under the equity method because the investments are common stock and the Group has significant influence through its board seat but does not control Huaying Fund I. The Group recorded US$958, US$1,518 and US$766 of loss from this investment during the years ended December 31, 2023, 2024 and 2025, respectively.
(h)	In 2019, the Group invested US$14,957 to acquire a 34% equity interests in a limited partnership, Huaying Fund II, a fund engaged in investing activities in small and middle scale High Tech private companies. The Group accounted for the investment using the equity method as the Group has significant influence through its board seat but does not control Huaying Fund II. In March 2021, the Group paid the second installment of cash consideration in Huaying Fund II for an amount of US$10.3 million. In October 2023, the Group received a distribution of US$ 3.7 million from Huaying Fund II, which is related to the capital of Huaying Fund II previously injected by the Group. The Group recorded US$2,042, US$(564) and US$(335) of income/(loss) from this investment during the years ended December 31, 2023, 2024 and 2025, respectively.
(i)	The other equity method investments represent several insignificant investments classified as equity method investments as the Group has the ability to exercise significant influence but does not have control over the investees.
(j)	In 2020, the Group invested US$3,322 in a convertible bond issued by Yunding with interest rates ranging from 4.35% to 8.70%. The Group also had 17.32% equity interests in Yunding, which was accounted for as available-for-sale debt investment due to the redemption feature included in the investment as of December 31, 2024 and 2025, respectively. The Group also recorded an unrealized loss of US$221 and US$801 in other comprehensive loss for the years ended December 31, 2024 and 2025, respectively.
(k)	In April 2024 and November 2024, the Company entered into two convertible loan agreements with Orca, a signal semiconductor manufacturer, agreeing to provide US$8,364 in bridge loans to Orca at an interest rate of 5% per annum and a two-year maturity, of which US$6,402 was paid in cash and US$1,962 was converted from a receivable from Orca. These convertible loans were recorded as an available - for - sale investment. The Group also recorded an unrealized gain of US$136 in other comprehensive income for the year ended December 31, 2024. In 2025, the Group and Orca entered into a debt settlement agreement, agreeing Orca to assign the co-ownership interest in its semiconductor intellectual property to Zepp, in full satisfaction for Zepp’s convertible loan to Orca. Accordingly, the Group derecognized the investment in Orca and recognized the co-ownership interest as an intangible asset with useful life of 10 years as of December 31, 2025.
(l)	Other available-for-sale investments represent investments in debt securities and measured at fair value. Those investments mainly include investments in convertible bonds as well as investment with redemption features which are considered as debt instruments.

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

8. LONG-TERM INVESTMENTS - CONTINUED

The Group summarizes the condensed financial information of the Group’s equity investments using equity method as a group below in accordance with Rule 4-08 of Regulation S-X:

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$
Revenue	32,966	13,447	27,051
Gross profit	12,028	674	9,532
Income/(loss) from operations	1,036	(10,841)	(5,273)
Net income/(loss)	1,987	(10,522)	(5,535)
Net income/(loss) attributable to ordinary shareholders	1,987	(10,522)	(5,935)

	As of December 31,
	2024	2025
	US$	US$
Current assets	193,138	175,874
Non-current assets	26,923	33,961
Current liabilities	15,547	21,642
Non-current liabilities	865	284

9. FAIR-VALUE MEASUREMENT

Fair-value measurement on a recurring basis

As of December 31, 2024 and 2025, the financial assets measured at fair value on a recurring basis mainly consist of available-for-sale investments and equity securities with readily determinable fair value. Available-for-sale investment includes convertible bonds and redeemable preferred shares, which are recorded in short-term and long-term investments. The fair value hierarchy of these investments as of December 31, 2024 and 2025 are as follows:

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

9. FAIR-VALUE MEASUREMENT - CONTINUED

Fair-value measurement on a recurring basis - continued

	As of December 31, 2025
	Quoted Prices in		Significant
	Active Market for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
Descriptions	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Long-term investments:
Convertible bonds	—	—	2,616	2,616
Redeemable preferred shares	—	—	14,766	14,766
Equity securities with readily determinable fair value	746	—	—	746
Total:	746	—	17,382	18,128

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

There were certain redeemable preferred shares and convertible bonds transferred from level 2 to level 3 during the years ended December 31, 2024 and 2025. The following table provides additional information about the reconciliation of the fair value measurements of assets using significant unobservable inputs (level 3).

Level 3
investments
US$
Balance as of December 31, 2023	12,188
Addition	8,364
Transfer from level 2	12,068
Impairment loss	(2,869)
Unrealized loss	(1,813)
Disposal	(275)
Balance as of December 31, 2024	27,663
Impairment loss	(1,504)
Unrealized loss	(277)
Disposal	(8,500)
Balance as of December 31, 2025	17,382

The Group recognized US$1,504 impairment loss for the level 3 investments during 2025 considering the declines in the fair value of certain available-for-sale investments below the amortized cost which was due to credit-related factors.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

9. FAIR-VALUE MEASUREMENT - CONTINUED

Fair-value measurement on a non-recurring basis

Goodwill and acquired intangible assets are measured at fair value on a non-recurring basis when an impairment is recognized. The Group measures goodwill at fair value annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value. The fair value of goodwill is determined using discounted cash flows, and an impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group measures acquired intangible assets using the income approach—discounted cash flow method, when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. During the years ended December 31, 2023, 2024 and 2025, the Group recorded US$1,135, nil and nil impairment loss for intangible assets, and no impairment loss was recognized for goodwill.

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

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2024	2025
	US$	US$
Government subsidies	22,078	23,213
Deferred revenue	4,946	4,664
Other tax payable	3,653	2,803
Accrued payroll and welfare	1,913	1,653
Refund liabilities	1,377	2,285
Current operating lease liabilities	1,357	930
Product warranty	499	666
Accrued expenses	123	757
Other current liabilities	1,630	556
Total	37,576	37,527

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - CONTINUED

Product warranty activities were as follows:

US$
Balance as of January 1, 2023	2,573
Provided during the year	3,613
Utilized during the year	(4,397)
Exchange difference	(71)
Balance as of December 31, 2023	1,718
Provided during the year	1,685
Utilized during the year	(2,872)
Exchange difference	(32)
Balance as of December 31, 2024	499
Provided during the year	2,425
Utilized during the year	(2,301)
Exchange difference	43
Balance as of December 31, 2025	666

11. BANK BORROWINGS

The Group borrowed approximately US$56,490, US$10,959 and US$65,733 in different currencies from several commercial banks with weighted average interest rate of 2.95%, 2.75% and 2.76%, and repaid US$103,800, US$12,604 and US$73,068 in 2023, 2024 and 2025, respectively. These bank loans have maturities ranging from one to seven years and are used for the daily operations and investing activities of the Group. As of December 31, 2025, the unused lines of credit in the which is Group amounted to US$168,223 which is available for future borrowing.

As of December 31, 2025, a balance of US$33 million bank borrowing was provided by the bank for the sole use of the investment in Jiangsu Yitong and the Group has pledged 15.79% equity interest in Jiangsu Yitong to the bank. For some of the long-term bank borrowings, there are certain customary covenants regarding limits on levels of indebtedness, mergers, asset dispositions, changes in business, advances, investments, loans, restricted payments and financial condition such as the profitability, debt ratio, liquidation ratio and etc. Failure to meet any of the above requirements would result in an event of default that would allow lenders to declare amounts outstanding immediately due and payable and would allow the lenders to enforce their interests against collateral pledged if the Group was unable to settle the amounts outstanding. The Group was in compliance with all financial debt covenants as of December 31, 2025.

The principal repayment schedule of the bank borrowings in the following five years is listed as below:

Repayment Amount
US$
2026	55,728
2027	42,756
2028	16,719

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

The Company’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries are subject to the 25% standard enterprise income tax rate except for Anhui Huami and Anhui Health and Shun Yuan that qualify as a high and new technology enterprise (“HNTE”), which are subject to a tax rate of 15%. Anhui Huami began to qualify as HNTE in 2015 and renewed the HNTE certificate in July 2018, September 2021 and November 2024. Accordingly, Anhui Huami was subject to a tax rate of 15% during the years ended December 31, 2023, 2024 and 2025. Anhui Health qualifed as a HNTE in August 2020 and renewed the HNTE certificate in November 2023, which was subject to a tax rate of 15% during the year ended December 31, 2023, 2024 and 2025. In addition, Shun Yuan qualified as a HNTE since December 2021 and renewed the HNTE certificate in October 2024, which was subject to a tax rate of 15% during the years ended December 31, 2023, 2024 and 2025.

The jurisdictional components of loss before income taxes for the years ended December 31, 2023, 2024, and 2025 was as follows:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Mainland China	(76,511)	(63,715)	(18,110)
Overseas	41,882	5,811	(17,353)
Loss before provision for income tax	(34,629)	(57,904)	(35,463)

The current and deferred components of the income tax (benefit) expense in the consolidated statements of operations were as follows:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Current:
Mainland China	42	470	173
Overseas	404	(222)	126
Current tax expense	446	248	299
Deferred:
Mainland China	(2,647)	13,420	2,235
Overseas	(229)	25	3
Deferred tax (benefits)/expenses	(2,876)	13,445	2,238
Total (benefit from) provision for income taxes	(2,430)	13,693	2,537

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

12. INCOME TAXES - CONTINUED

The table below provides the reconciliation disclosure as required by ASU No. 2023-09 for 2025. See Note 2 - Significant Accounting Policies for additional details on the adoption of ASU No. 2023-09.

A reconciliation of the PRC statutory income tax rate of 25% to the Company’s effective income tax rate for the year ended December 31, 2025 is as follows:

	For the years ended December 31,
	2025
	Amount	Percent
	US$	%
Income before provision for income tax	(35,463)
PRC statutory income tax rate	(8,866)	25
Tax effects of other tax jurisdictions
Netherlands
Statutory tax rate difference between PRC and Netherlands	(314)	0.9
Intercompany profit &loss	(1,016)	2.9
Others	24	(0.1)
U.S.
Statutory tax rate difference between PRC and U.S.	404	(1.1)
Intercompany profit &loss	2,076	(5.9)
Others	100	(0.3)
Cayman
Statutory tax rate difference between PRC and Cayman	1,187	(3.3)
All others	1,932	(5.4)
Changes in valuation allowances	11,476	(32.4)
Effect of research and development super-deduction	(2,751)	7.8
Others	(746)	2.1
Effect of preferential tax rates	(969)	2.7
Effective Tax Rate	2,537	(7.2)

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

12. INCOME TAXES - CONTINUED

As previously disclosed for the years ended December 31, 2023 and 2024, prior to the adoption of ASU 2023-09, a reconciliation between the income tax expense computed by applying the PRC statutory income tax rate of 25% to loss before income tax and income tax expense was as follows:

	For the years ended December 31,
	2023	2024
	US$	US$
Loss before income tax	(34,629)	(57,904)
Tax effect at PRC enterprise income tax rate of 25%	(8,657)	(14,476)
Effect of preferential tax rates	274	(1,331)
Tax effect of permanence differences	(1,173)	3,284
Effect of income tax rate differences in other jurisdictions	3,020	8,917
Changes in valuation allowances	4,106	17,299
Income tax (benefits)/expenses	(2,430)	13,693

The significant components of the Group’s deferred tax assets were as follows:

	For the years ended December 31,
	2024	2025
	US$	US$
Deferred tax assets:
Net operating loss carry-forwards	22,477	25,577
Increment of intangible assets	16,581	16,865
Deferred revenue	3,443	3,694
Impairment of inventory and investment	1,636	2,466
Others	664	6,069
Less: valuation allowance	(27,336)	(38,928)
Net deferred tax assets	17,465	15,743

Net operation losses and tax credit carry-forwards

As of December 31, 2025, the Group had US$311,421 operating losses deriving from entities in the PRC, HK, U.S., Canada, and etc. The operating losses in the PRC amounted to US$179,831 as of December 31, 2025 and can be carried forward for five years, or ten years if the Group qualifies as HNTE. Some operating losses, if not utilized, will begin to expire in 2026. The operating losses in the U.S. amounted to US$3,538 as of December 31, 2025, in which if the loss incurred before December 31, 2017, it can be carried forward for 20 years to offset future taxable profit, while if the losses incurred after December 31, 2017, it may be carried forward indefinitely. The operating losses in the HK amounted to US$6,062 as of December 31, 2025 and can be carried forward indefinitely. The operating loss incurred in the Canada amounted to US$7,981 as of December 31, 2025 and can be carried back 3 years and forward 20 years for deduction against any form of income.

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

12. INCOME TAXES - CONTINUED

The significant components of the Group’s deferred tax liabilities were as follows:

	For the years ended December 31,
	2024	2025
	US$	US$
Deferred tax liabilities:
Change in fair value of investments	(2,298)	(1,897)
Intangible assets recognized from the acquisition	(819)	(776)
Total deferred tax liabilities	(3,117)	(2,673)

The changes in valuation allowance for the years end December 31, 2023, 2024 and 2025 are as follows:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Balance at beginning of the year	6,116	10,037	27,336
Additions	3,921	17,299	11,592
Balance at end of the year	10,037	27,336	38,928

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

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIEs that are available for distribution amounted to US$284,098 and US$245,871 as of December 31, 2024 and 2025, respectively. Upon distribution of such earnings, the Company will be subject to PRC EIT taxes, the amount of which is impractical to estimate. The Company did not record any tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

The Group did not identify any significant unrecognized tax benefits for the years ended December 31, 2023, 2024 and 2025, respectively. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

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

13. ORDINARY SHARES

As of December 31, 2025, the Company had 405,462,685 ordinary shares authorized with a par value of US$0.0001 per share. There are two classes of ordinary shares which include the class A ordinary shares and class B ordinary shares. Holders of class A ordinary shares are entitled to one vote per share, while holders of class B ordinary shares are entitled to ten votes per share.

The Company repurchased 9,466,980 and 6,167,568 class A shares from the market for a total consideration of US$2,119 and US$1,160, at a weighted average price of US$ 0.218 and US$0.184 per share during the years ended December 31, 2024 and 2025, respectively. The shares are reserved for the employees and non-employees in the share incentive plan.

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

The weighted average exercise price of options granted during the years ended December 31, 2023, 2024 and 2025 was US$0 per share. The Group calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with assistance from independent valuation firms. Assumptions used to determine the fair value of share options granted during the years ended December 31, 2023, 2024 and 2025 are summarized in the following table:

	For the years ended December 31,
	2023	2024	2025
Risk-free interest rate	3.79-4.86%	4.25-4.43%	4.11-4.35%
Expected volatility	52.3-52.7%	52.4-52.97%	53.4-55.0%
Expected life of option (years)	10	10	10
Expected dividend yield	—%	—%	—%
Fair value per ordinary share	US$0.25-0.39	US$0.19-0.28	US$0.17-1.71

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

14. SHARE-BASED PAYMENT - CONTINUED

Share options - continued

2023 Share Incentive Plan - continued

(i) Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of U.S. government bonds with a maturity period close to the contractual term of the options.

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

(v) Fair value of underlying ordinary shares

During the years ended December 31, 2023, 2024 and 2025, the fair value of the underlying ordinary shares was determined based on the closing market price of the share.

A summary of the stock option activity under the 2015, 2018 and 2023 Plan during the year ended December 31, 2025 is included in the table below.

		Weighted average
	Number of	exercise price
	options	per option
		US$
Outstanding at January 1, 2025	19,102,765	0.03
Granted	1,104,080	—
Exercised	(6,940,496)	—
Forfeited	(505,008)	0.27
Outstanding at December 31, 2025	12,761,341	0.04

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

14. SHARE-BASED PAYMENT - CONTINUED

Share options - continued

2023 Share Incentive Plan - continued

The following table summarizes information regarding the share options as of December 31, 2025:

	December 31, 2025
			Weighted
			average remaining
		Weighted	exercise
		average exercise	contractual	Aggregate
	Options Number	price per option	life (years)	intrinsic value
		US$		US$
Options
Outstanding	12,761,341	0.04	6.00	21,123
Exercisable	12,746,395	0.04	6.00	21,098
Expected to vest	14,946	—	5.38	25

The total intrinsic value of options exercised during the years ended December 31, 2023, 2024 and 2025 amounted US$949, US$94 and US$11,686, respectively.

The weighted average grant date fair value of options granted during the year ended December 31, 2023, 2024 and 2025 was US$0.40, US$0.26 and US$0.31 per share, respectively.

As of December 31, 2025, there was nil of unrecognized compensation expenses related to the options which will be recognized within two years.

RSU

During the years ended December 31, 2023, 2024 and 2025, the Company granted 869,584, 1,560,932 and 1,470,576 RSU respectively to employees. Most of the shares have a vesting period of four or five years of employment services with the various vesting percentage in each year, or 20% on an annual basis over a five-year vesting period. The RSU are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non-vested shares. In the event a non-vested shareholder’s employment for the Company is terminated for any reason prior to the fourth anniversary of the grant date, the holder’s right to the non-vested shares will terminate immediately. The outstanding RSU shall be forfeited and automatically transferred to and reacquired by the Company at nil consideration.

The Group recognized compensation expenses over the service period on a straight-line basis. The aggregate fair value of the RSU at grant dates was US$21,552 as of December 31, 2025. The weighted average grant-date fair value per share of non-vested shares was nil for the year ended December 31, 2025. The fair value of the vested RSU was US$2,845, US$2,199 and US$582 during the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2025, there was nil unrecognized compensation expenses related to RSU which is expected to be recognized over a weighted average vesting period of nil years. The weighted average granted fair value of RSU granted during the years ended December 31, 2023, 2024 and 2025 were US$0.50, US$0.24 and US$0.39, respectively.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

14. SHARE-BASED PAYMENT - CONTINUED

RSU - continued

A summary of the RSU activity during the year ended December 31, 2025 is presented below:

RSUs
Unvested balance as of January 1, 2025	367,600
Granted	1,470,576
Forfeited	(366,000)
Vested	(1,472,176)
Unvested balance as of December 31, 2025	—

Total share-based compensation recognized during the years ended December 31, 2023, 2024 and 2025 was as follows:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
General and administrative	4,296	2,245	1,132
Research and development	3,859	2,071	873
Selling and marketing	637	462	487
Total share-based compensation expenses	8,792	4,778	2,492

15. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were US$11,218, US$9,844 and US$9,406 during the years ended December 31, 2023, 2024 and 2025.

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

16. SEGMENT INFORMATION - CONTINUED

The Group’s long-lived assets are mostly located in the PRC with total amount of US$9,734 and US$7,021 as of December 31, 2024 and 2025, respectively. The total amount of long-lived assets located in the oversea countries is US$622 and US$599 as of December 31, 2024 and 2025, respectively.

Revenue of the Group from Asia-Pacific, Europe, North America and others, where the customers located, is US$180,971, US$134,554, US$33,129 and US$4,206 during the year ended December 31, 2023, US$75,532, US$74,883, US$27,371 and US$4,817 during the year ended December 31, 2024, and US$91,480, US$110,266, US$46,852 and US$10,299 during the year ended December 31, 2025, respectively. The revenue from the United States is less than 10% of total revenue in the Group during the year ended December 31, 2023. The revenue from the United States is US$27,192 and US$43,624 during the year ended December 31, 2024 and 2025.

17. STATUTORY RESERVES AND RESTRICTED NET ASSETS

PRC legal restrictions permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC subsidiaries must make appropriations from after-tax profit to non-distributable statutory reserve funds as determined by the Board of Directors of the Group. Subject to certain cumulative limits including until the total amount set aside reaches 50% of its registered capital, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end). These reserve funds can only be used for specific purposes and are not distributable as cash dividends and the maximum required amount is 50% of registered capital. During the years ended December 31, 2023, 2024 and 2025, the Group accrued an additional nil, nil and nil statutory reserve from the new appropriable profit earned by certain PRC entities in the Group.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The balances of restricted net assets were US$48,920, US$49,824 and US$56,590 as of December 31, 2023, 2024 and 2025, respectively.

18. RELATED PARTY BALANCES AND TRANSACTIONS

Names	Relationship with the Group
Xiaomi Communication Technology Co. Ltd.(“Xiaomi Communication”)	Controlled by one of the Company’s shareholders
Xiaomi Technology Co. Ltd. (“Xiaomi Technology”)	Controlled by one of the Company’s shareholders
Xiaomi Youpin Technology Co. Ltd. (“Xiaomi Youpin”)	Controlled by one of the Company’s shareholders
Youpin Information Technology Co. Ltd. (“Youpin Information”, together with “Xiaomi Youpin”, as “Xiaomi Youpin”)	Controlled by one of the Company’s shareholders
Whale Microelectronics Co., Ltd (“Whale Microelectronics”)	Significant influence by the Group
Hefei Zepp Medical System Co., Ltd. (“Zepu Medical”)	Controlled by one of the Company’s shareholders
A vice president	Key management

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

18. RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

(1)Balances:

	As of December 31,
	2024	2025
	US$	US$
Amounts due from related parties:
Current:
Whale Microelectronics(a)	1,563	5,962
Zepu Medical (b)	603	630
Xiaomi Communication (c)	497	73
Non-current:
A vice president (d)	967	991
Whale Microelectronics (a)	1,052	—
Total	4,682	7,656

	As of December 31,
	2024	2025
	US$	US$
Amounts due to related parties, current:
Xiaomi Technology	874	433
Whale Microelectronics (a)	1,603	221
Total	2,477	654

(2)Transactions:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Sales to related party:
Xiaomi Communication (c)	92,046	11,002	—
Service provided to related party:
Whale Microelectronics (a)	—	—	2,059
Others	—	—	384
Transfer of intangible assets:
Whale Microelectronics (a)	2,923	—	—
Total	94,969	11,002	2,443

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Purchase from a related party
Whale Microelectronics (a)	12,261	3,338	4,251
Others	—	—	6
(a)	The amount due from Whale Microelectronics mainly represents the receivable in relation to certain R&D services provided by the Group, as well as the transfer of certain intangible assets from the Group to Whale Microelectronics for a total consideration of US$3,006, including VAT, in which US$1,052 and US$471 was collected by the Group during the year ended December 31, 2024 and 2025. Based on the agreement, there is a contingent compensation agreed by the Group that the Group will compensate Whale Microelectronics if the development and utilization of the intangible assets failed in the future and when certain conditions met. The amount due to Whale Microelectronics represents the payables in relation to the purchase of raw material from Whale Microelectronics.

ZEPP HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

18. RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

(b)	The amount due from Zepu Medical represents loans the Group provided to Zepu Medical to support the daily operation. In 2023, Zepu Medical completed its newly round of financing and part of the borrowings from the Group was converted into convertible loans and was measured as available-for-sale investment.

(2)Transactions: - continued

(c)	The amount due from Xiaomi Communication represents receivables from the sales of products and services, which included an unbilled amount of US$3 and nil as of December 31, 2024 and 2025, respectively.
(d)	It represents a loan provided to a vice president.

19. NET LOSS PER SHARE

The computation of basic and diluted net income per share for the years ended December 31, 2023, 2024 and 2025 is as follows:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Basic and diluted net loss per share calculation-Numerator:
Net loss for the year attributable to the Company:	(31,020)	(75,733)	(40,068)
Net loss attributed to ordinary shareholders for computing net loss per ordinary shares - basic and diluted	(31,020)	(75,733)	(40,068)
Denominator:
Weighted average ordinary shares outstanding used in computing net loss per ordinary shares – basic and diluted	243,135,964	258,876,120	254,431,492
Net loss per ordinary share attributable to ordinary shareholders—basic and diluted	(0.13)	(0.29)	(0.16)

For the years ended December 31, 2023, 2024 and 2025, the following shares outstanding were excluded from the calculation of diluted net income per ordinary shares, as their inclusion would have been anti-dilutive for the years presented:

	For the years ended December 31,
	2023	2024	2025
Shares issuable upon exercise of share options, restricted shares and RSUs	14,307,733	483,333	134,297

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

The following table represents lease costs recognized in the Group’s consolidated statements of operation for the years ended December 31, 2023, 2024 and 2025. Lease costs are included in selling expenses, general and administrative expenses and research and development expenses on the Group’s consolidated statements of operations.

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Operating lease cost (1)	4,844	1,755	1,351
Sublease income	(1,343)	(109)	(36)
Total lease cost	3,501	1,646	1,315
(1)	Operating lease cost includes short-term lease costs, which was not material in the years presented.

The following table represents the components of leases that are recognized on the Group’s consolidated balance sheets as of December 31, 2024 and 2025.

	As of December 31,
	2024		2025
	US$		US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,905		1,121
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	2,355		296
Weighted average remaining lease term:
Operating leases	2.96	years	2.44	years
Weighted average discount rate:
Operating leases	4.77%		5.13%

The following is a maturity analysis of the annual undiscounted cash flows for the year ended December 31, 2025:

Year ending December 31,	US$
2026	959
2027	855
2028	358
Total lease payments	2,172
Less: imputed interest	(140)
Present value of lease liabilities	2,032

21. SUBSEQUENT EVENT

The Company has evaluated events up to the filing date of these consolidated financial statements and determined there are no subsequent event activity required disclosure.